Form 10-K/A, Exhibit 13
period 1997-10-25
HORMEL FOODS CORP /DE/
filed 1998-04-23
CIK 48465


                             OFFICERS AND DIRECTORS
JOEL W. JOHNSON (4*,5,7*)          MICHAEL J. MCCOY                    WILLIAM S. DAVILA (1,2*)
Chairman of the Board              Vice President                      Los Angeles, CA
President                          Treasurer                           President Emeritus
Chief Executive Officer                                                The Vons Companies, Inc.
Director since June 1991           GARY C. PAXTON                      Director since January 1993
                                   Vice President
DON J. HODAPP (4,6*)               Manufacturing                       E. PETER GILLETTE, JR. (2,6)
Executive Vice President                                               Minneapolis, MN
Chief Financial Officer            KENNETH P. REGNER                   President
Director since April 1986          Vice President                      Piper Trust Company
                                   Engineering                         Director since July 1996
GARY J. RAY (3*,4)
Executive Vice President           JAMES N. RIETH, PH.D.               LUELLA G. GOLDBERG (5,6)
Operations                         Vice President                      Minneapolis, MN
Director since November 1990       President and                       Trustee Emerita
                                   Chief Executive Officer             Wellesley College
ERIC A. BROWN (4)                  Jennie-O Foods                      Member Board of Overseers
Group Vice President                                                   University of Minnesota
Prepared Foods                     RICHARD W. SCHLANGE                 Carlson School of Management
Director since January 1997        Vice President                      Director since September 1993
                                   Controller
JAMES W. COLE (3,4)                                                    GERALDINE M. JOSEPH (1*,5)
Group Vice President               MAHLON C. SCHNEIDER                 Minneapolis, MN
Foodservice                        Vice President                      Former U.S. Ambassador to
Director since November 1990       General Counsel                     The Netherlands
                                                                       Senior Fellow, Emerita
DAVID N. DICKSON (4,6)             ROBERT A. SLAVIK                    Hubert H. Humphrey Institute
Group Vice President               Vice President Sales                of Public Affairs
International and                  Meat Products                       Director August 1974-July 1978
Corporate Development                                                  Reelected April 1981
Director since November 1990       THOMAS J. LEAKE
                                   Secretary                           JOSEPH T. MALLOF (2,7)
STANLEY E. KERBER (3,4)                                                Racine, WI
Group Vice President               JAMES W. CAVANAUGH                  President
Meat Products                      Assistant Secretary                 North American Consumer Products
Director since November 1990                                           S.C. Johnson & Son, Inc.
                                   KEVIN C. JONES                      Director since October 1997
RICHARD A. BROSS                   Assistant Secretary
Vice President                                                         ROBERT R. WALLER, M.D. (5*,7)
Grocery Products                   JEFFREY M. ETTINGER                 Rochester, MN
                                   Assistant Treasurer                 President and Chief Executive Officer
FORREST D. DRYDEN, PH.D.                                               Mayo Foundation
Vice President                     JOHN W. ALLEN, PH.D. (1,7)          Director since January 1993
Research and Development           East Lansing, MI
                                   Professor and Director              ----------------
RONALD W. FIELDING                 of the Food Industry Alliance       (1)   Audit Committee
Vice President                     Michigan State University           (2)   Compensation Committee
President of Hormel Foods          Director since October 1989         (3)   Contributions Committee
International                                                          (4)   Executive Committee
                                   JOHN R. BLOCK (1,5)                 (5)   Nominating Committee
JERRY C. FIGENSKAU                 Falls Church, VA                    (6)   Employee Benefits Committee
Vice President                     Former U.S. Secretary               (7)   Personnel Committee
Specialty Products                 0f Agriculture                       *    Denotes Chairperson
                                   President
JAMES A. JORGENSON                 Food Distributors International
Vice President                     Director since October 1997
Human Resources



HORMEL FOODS CORPORATION
SELECTED FINANCIAL DATA

(In Thousands, Except Per Share
Amounts)
                                              1997            1996         1995           1994
                                            ----------    ----------    ----------    ----------
OPERATIONS
  Net Sales .............................   $3,256,551    $3,098,685    $3,046,195    $3,064,793
  Net Earnings Before Cumulative
    Effect of Accounting Changes ........      109,492        79,408       120,436       117,975
    Percent of Sales ....................         3.36%         2.56%         3.95%         3.85%
  Cumulative Effect of Accounting Changes
  Net Earnings (Loss) ...................      109,492        79,408       120,436       117,975
  Wage Costs ............................      435,789       398,824       373,901       351,096
  Total Taxes (excluding Payroll Tax) ...       73,115        56,992        84,329        82,915
  Depreciation and Amortization .........       52,925        42,700        37,220        36,611


FINANCIAL POSITION
  Working Capital .......................   $  410,774    $  456,850    $  441,452    $  443,298
  Properties (net) ......................      488,738       421,486       333,084       270,886
  Total Assets ..........................    1,528,535     1,436,138     1,223,860     1,196,718
  Long-Term Debt
    Less Current Maturities .............      198,232       127,003        16,959        10,300
  Shareholders' Investment ..............      802,202       785,551       732,047       661,089


PER SHARE OF COMMON STOCK

  Net Earnings Before Cumulative
    Effect of Accounting Changes ........   $     1.43    $     1.04    $     1.57    $     1.54
  Cumulative Effect of Accounting Changes
  Net Earnings (Loss) ...................         1.43          1.04          1.57          1.54
  Dividends .............................         0.62          0.60          0.58          0.50
  Shareholders' Investment ..............        10.59         10.13          9.54          8.62


*    53 Weeks
**  Adoption of SFAS No. 106 and No. 109
END OF PAGE 18





----------

*    53 Weeks
**  Adoption of SFAS No. 106 and No. 109



HORMEL FOODS CORPORATION
SELECTED FINANCIAL DATA

(In Thousands, Except Per Share Amounts)
                                       1993            *1992           1991           1990
                                    -----------      -----------    -----------    -----------
OPERATIONS
  Net Sales .....................   $ 2,853,997      $ 2,813,651    $ 2,836,222    $ 2,681,180
  Net Earnings Before Cumulative
    Effect of Accounting Changes        100,770           95,174         86,393         77,124
    Percent of Sales ............          3.53%            3.38%          3.05%          2.88%
  Cumulative Effect of Accounting
Changes .........................      (127,529)**
  Net Earnings (Loss) ...........       (26,759)          95,174         86,393         77,124
  Wage Costs ....................       325,115          304,696        278,537        267,391
  Total Taxes (excluding Payroll
Tax) ............................        70,026           64,968         60,035         51,990
  Depreciation and Amortization .        32,174           38,972         36,269         35,554


FINANCIAL POSITION
  Working Capital ...............   $   392,846      $   401,216    $   346,164    $   293,818
  Properties (net) ..............       244,987          216,390        231,817        235,026
  Total
Assets ..........................     1,093,559          913,015        856,835        799,422
  Long-Term Debt
    Less Current
Maturities ......................         5,700            7,624         22,833         24,535
  Shareholders'
Investment ......................       570,888          644,284        583,408        513,832


PER SHARE OF COMMON STOCK

  Net Earnings Before Cumulative
    Effect of Accounting Changes    $      1.31      $      1.24    $      1.13    $      1.01
  Cumulative Effect of Accounting
Changes .........................                                                        -1.66
  Net Earnings (Loss) ...........         (0.35)            1.24           1.13           1.01
  Dividends .....................          0.44             0.36           0.30           0.26
  Shareholders'
Investment ......................          7.45             8.41           7.61           6.70



----------

*    53 Weeks
** Adoption of SFAS No. 106 and No. 109


HORMEL FOODS CORPORATION
SELECTED FINANCIAL DATA

(In Thousands, Except Per
Share Amounts)
                                                     1989             1988
                                                  ----------        ----------
 OPERATIONS
  Net Sales ................................       $2,340,513        $2,292,847
  Net Earnings Before Cumulative
    Effect of Accounting Changes ...........           70,114            60,192
    Percent of Sales .......................             3.00%             2.63%
  Cumulative Effect of Accounting
Changes
  Net Earnings (Loss) ......................           70,114            60,192
  Wage Costs ...............................          254,449           253,937
  Total Taxes (excluding Payroll
Tax) .......................................           48,983            44,541
  Depreciation and Amortization ............           36,863            35,517


FINANCIAL POSITION
  Working Capital ..........................       $  232,941        $  156,476
  Properties (net) .........................          244,362           263,056
  Total
Assets .....................................          727,429           706,548
  Long-Term Debt
    Less Current
Maturities .................................           19,228            20,399
  Shareholders'
Investment .................................          470,929           418,716


PER SHARE OF COMMON STOCK

  Net Earnings Before Cumulative
    Effect of Accounting Changes ...........       $     0.91        $     0.79
  Cumulative Effect of Accounting
Changes
  Net Earnings (Loss) ......................             0.91              0.79
  Dividends ................................             0.22              0.18
  Shareholders'
Investment .................................             6.14              5.46

----------

*    53
Weeks
** Adoption of SFAS No. 106 and No. 109

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

HORMEL FOODS CORPORATION

                                                    October 25,      October 26,
                                                       1997             1997
                                                   -----------      -----------
                                                           (In Thousands)
ASSETS

CURRENT ASSETS
  Cash and cash equivalents ..................     $   146,853      $   188,473
  Short-term marketable securities ...........           5,533           14,642
  Accounts receivable ........................         233,966          230,869
  Inventories ................................         265,346          271,097
  Deferred income taxes ......................          12,204           11,615
  Prepaid expenses ...........................           7,450            6,563
                                                   -----------      -----------

                     TOTAL CURRENT ASSETS ....         671,352          723,259

DEFERRED INCOME TAXES ........................          68,629           68,686

INTANGIBLES ..................................         131,710          124,193

INVESTMENTS IN AFFILIATES ....................         113,372           43,667

OTHER ASSETS .................................          54,734           54,847

PROPERTY, PLANT AND EQUIPMENT
  Land .......................................          11,467            8,517
  Buildings ..................................         242,124          210,450
  Equipment ..................................         594,159          538,562
  Construction in progress ...................          72,179           71,085
                                                   -----------      -----------
                                                       919,929          828,614
  Less allowance for depreciation ............        (431,191)        (407,128)
                                                   -----------      -----------
                                                       488,738          421,486
                                                   -----------      -----------
                                                   $ 1,528,535      $ 1,436,138
                                                   ===========      ===========


                                                                           October 25,  October 26,
                                                                              1997         1996
                                                                          -----------   -----------
                                                                                (In Thousands)
LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES
  Accounts payable ....................................................   $   120,385   $   121,004
  Accrued expenses ....................................................        34,564        42,190
  Accrued marketing expenses ..........................................        21,543        22,768
  Employee compensation ...............................................        46,275        41,493
  Taxes, other than federal income taxes ..............................        16,524        14,991
  Dividends payable ...................................................        11,980        11,611
  Federal income taxes ................................................         4,712         9,804
  Current maturities of long-term debt ................................         4,595         2,548
                                                                          -----------   -----------
                                              TOTAL CURRENT LIABILITIES       260,578       266,409

LONG-TERM DEBT--less current maturities ...............................       198,232       127,003

ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION .........................       243,343       239,616

OTHER LONG-TERM LIABILITIES ...........................................        24,180        17,559

SHAREHOLDERS' INVESTMENT

  Preferred Stock, par value $.01 a
         share--authorized 40,000,000 shares;
         issued - none
  Common Stock, non-voting, par value
         $.01 a share--authorized 40,000,000
         shares;  issued - none
  Common Stock, par value $.1172 a share--
         authorized 200,000,000 shares;
         issued 75,776,510 shares Oct. 25, 1997,
         issued 77,534,398 shares Oct. 26, 1996 .......................         8,881         9,087
  Additional paid-in capital ..........................................                      32,214
  Shares held in treasury .............................................                        (535)
                                                                          -----------   -----------
                                                                                8,881        40,766

  Earnings reinvested in business .....................................       793,321       744,785
                                                                          -----------   -----------
                                                                              802,202       785,551
                                                                          -----------   -----------

                                                                          $ 1,528,535   $ 1,436,138
                                                                          ===========   ===========


CONSOLIDATED STATEMENTS OF OPERATIONS

HORMEL FOODS CORPORATION

(In Thousands, Except Per Share Amounts)



                                                                 Fiscal Year Ended
                                             October 25,          October 26,          October 28,
                                                1997                 1996                 1995
                                          ------------------    ----------------     ----------------
Sales, less returns and
     allowances                                  $3,256,551          $3,098,685           $3,046,195

Cost of products sold                             2,497,662           2,398,272            2,294,254
                                          ------------------    ----------------     ----------------

                                GROSS
                                   PROFIT           758,889             700,413              751,941
Expenses:
     Selling and delivery                           514,931             503,108              502,729

     Administrative and general                      75,788              75,659               65,766

     Restructuring charges                           (5,176)              8,659
                                          ------------------    ----------------     ----------------

                                OPERATING
                                   INCOME           173,346             112,987              183,446

Other income and expense:
     Interest and investment income                   9,156              14,106               12,762

     Equity in earnings of affiliates                 3,402

     Interest expense                               (15,043)             (1,619)              (1,529)
                                          ------------------    ----------------     ----------------


EARNINGS BEFORE INCOME TAXES                        170,861             125,474              194,679

Provision for income taxes                           61,369              46,066               74,243
                                          ------------------    ----------------     ----------------

                                NET
                                 EARNINGS        $  109,492          $   79,408           $  120,436
                                          ==================    ================     ================




NET EARNINGS PER SHARE                           $     1.43          $     1.04           $     1.57
                                          ==================    ================     ================



CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' INVESTMENT

HORMEL FOODS CORPORATION

(In Thousands, Except Per Share Amounts)

                                                          COMMON STOCK       TREASURY STOCK
                                                      ------------------    ----------------
                                                      SHARES      AMOUNT    SHARES    AMOUNT
                                                      ------      ------    ------    ------

Balance at October 29, 1994                            76,852      9,007    (162)   (3,632)
                                                       ------      -----    ----    ------

Purchases of Common Stock                                                    (60)   (1,480)

Exercise of stock options                                                     72     1,190

Tax benefit of stock options

Adjustment in minimum pension liability

Net earnings

Cash dividends - $.58 per share
                                                       ------      -----    ----    ------

Balance at October 28, 1995                            76,852      9,007    (150)   (3,922)

Purchases of Common Stock                                                 (1,015)  (24,334)

Exercise of stock options                                                    114     3,013

Shares retired                                         (1,027)      (120)  1,027    24,708

Issuance of stock for Stagg Foods, Inc.                 1,709        200

Tax benefit of stock options

Adjustment in minimum pension liability

Net earnings

Cash dividends - $.60 per share
                                                       ------      -----    ----    ------

Balance at October 26, 1996                            77,534      9,087     (24)     (535)

Purchases of Common Stock                                                 (1,748)  (45,457)

Exercise of stock options                                                     15       368

Shares retired                                         (1,757)      (206)  1,757    45,624

Tax benefit of stock options

Adjustment in minimum pension liability

Net earnings

Cash dividends - $.62 per share
                                                       ------      -----    ----    ------

Balance at October 25, 1997                            75,777      8,881       0    $   0




HORMEL FOODS CORPORATION

(In Thousands, Except Per Share Amounts)          Additional                 Earnings                       Total
                                                     Paid-in               Reinvested               Shareholders'
                                                     Capital              in Business                  Investment
                                                 -----------             ------------             ---------------

Balance at October 29, 1994                      $    15,696             $    640,018             $       661,089

Purchases of Common Stock                                                                                  (1,480)

Exercise of stock options                                                      (1,720)                       (530)

Tax benefit of stock options                             928                                                  928

Adjustment in minimum pension liability                                        (3,912)                     (3,912)

Net earnings                                                                  120,436                     120,436

Cash dividends - $.58 per share                                               (44,484)                    (44,484)
                                                 -----------             ------------             ---------------

Balance at October 28, 1995                           16,624                  710,338                     732,047

Purchases of Common Stock                                                                                 (24,334)

Exercise of stock options                                                      (1,114)                      1,899

Shares Retired                                       (24,588)                                                   0

Issuance of stock for Stagg Foods, Inc.               39,800                                               40,000

Tax benefit of stock options                             378                                                  378

Adjustment in minimum pension liability                                         2,254                       2,254

Net earnings                                                                   79,408                      79,408

Cash dividends - $.60 per share                                               (46,101)                    (46,101)
                                                 -----------             ------------             ---------------

Balance at October 26, 1996                           32,214                  744,785                     785,551

Purchases of Common Stock                                                                                 (45,457)

Exercise of stock options                                                        (132)                        236

Shares Retired                                       (32,281)                 (13,137)                          0

Tax benefit of stock options                              67                                                   67

Adjustment in minimum pension liability                                          (140)                       (140)

Net earnings                                                                  109,492                     109,492

Cash dividends - $.62 per share                                               (47,547)                    (47,547)
                                                 -----------             ------------             ---------------

Balance at October 25, 1997                      $         0             $    793,321             $       802,202
                                                 ===========             ============             ===============


CONSOLIDATED STATEMENTS OF CASH FLOWS

HORMEL FOODS CORPORATION
                                                                                          Fiscal Year Ended
                                                                             -------------------------------------------
                                                                             October 25,    October 26,      October 28,
    (In Thousands)                                                             1997            1996             1995
                                                                              --------      ---------         --------

OPERATING ACTIVITIES
  Net earnings .......................................................        $ 109,492      $  79,408        $ 120,436
  Adjustments to reconcile to net cash
    provided by operating activities:
      Depreciation ...................................................           44,915         38,280           33,367
      Amortization of intangibles ....................................            8,010          4,419            3,853
      Equity in earnings of affiliates ...............................           (3,402)
      Provision for deferred income taxes ............................             (444)        (2,347)           5,164
      Gain on investments ............................................           (4,627)
      (Gain) loss on property/equipment
        sales and idle facility ......................................               50         (3,767)            (239)
  Changes in operating assets and liabilities:
      (Increase) decrease in accounts receivable .....................           (3,097)         2,773           (3,038)
      Decrease (increase) in inventories
       and prepaid expenses ..........................................            4,864        (56,771)         (10,903)
      Increase (decrease) in accounts payable
       and accrued expenses ..........................................            2,101         52,040          (57,266)
                                                                              ---------      ---------        ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES ............................          162,489        109,408           91,374
                                                                              =========      =========        =========
INVESTING ACTIVITIES
   Sale of held-to-maturity securities ...............................           62,394
   Sale of available-for-sale securities .............................           13,116          2,871
   Purchase of held-to-maturity securities ...........................          (53,285)       (14,642)
   Acquisitions of businesses ........................................             (140)       (12,845)          (6,201)
   Purchases of property/equipment ...................................         (116,381)      (122,942)         (97,181)
   Proceeds from sales of property/equipment .........................            4,163          5,410            1,855
   Increase in investments, equity in affiliates,
    and other assets .................................................          (83,011)       (18,418)         (16,141)
   Dividends from affiliate ..........................................            1,206           --               --
                                                                              ---------      ---------        ---------
NET CASH USED IN INVESTING ACTIVITIES ................................         (185,054)      (150,321)        (114,797)





FINANCING  ACTIVITIES
   Proceeds from long-term borrowings ................................           77,625        110,553           10,000
   Principal payments on long-term debt ..............................           (4,349)        (3,393)          (1,610)
   Dividends paid on Common Stock ....................................          (47,178)       (45,613)         (42,946)
   Stock Repurchase ..................................................          (45,457)       (23,966)
   Other .............................................................              304          2,266           (1,081)
                                                                              ---------      ---------        ---------
NET CASH  (USED IN) PROVIDED BY
FINANCING ACTIVITIES .................................................          (19,055)        39,847          (35,637)
                                                                              ---------      ---------        ---------

DECREASE IN CASH AND
CASH EQUIVALENTS .....................................................          (41,620)        (1,066)         (59,060)

Cash and cash equivalents at beginning of year .......................          188,473        189,539          248,599
                                                                              ---------      ---------        ---------

CASH AND CASH EQUIVALENTS
  AT END OF YEAR .....................................................        $ 146,853      $ 188,473        $ 189,539
                                                                              =========      =========        =========

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HORMEL FOODS CORPORATION

October 25, 1997


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Hormel Foods Corporation and all of its majority-owned subsidiaries after elimination of all significant intercompany accounts, transactions and profits.

BUSINESS OVERVIEW: Hormel is engaged in a single business segment designated as "meat and food processing." As a federally inspected food processor, Hormel is engaged in the processing of meat and poultry products, production of prepared foods, and the marketing of those products to food wholesalers, retailers, and food service distributors in the United States. The principal raw materials for the Company's products are pork and turkey. The Company's earnings are influenced by the cyclical nature of these raw material costs.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PRESENTATION: Certain prior year amounts have been reclassified to conform to the fiscal 1997 presentation.

INVENTORIES: Inventories are valued at the lower of cost or market. Livestock and the materials portion of products are valued on the first-in, first-out method, with the exception of the materials portion of turkey products which are valued on the last-in, first-out method. Substantially all inventoriable expenses, packages and supplies are valued by the last-in, first-out method.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the related assets, primarily on a straight-line basis. The carrying value of property, plant and equipment is assessed annually and/or when factors indicating an impairment are present. The Company determines such impairment by measuring undiscounted future cash flows. If an impairment is present, the assets are reported at the lower of carrying value or fair value.

Beginning in 1996, the Company capitalized certain software development and implementation costs. Prior to 1996, such costs were not significant. Development and implementation costs are expensed until the Company has determined that the software will result in probable future economic benefits and management has committed to funding the project. Thereafter, all direct, external implementation costs and purchased software costs are capitalized and amortized using the straight-line method over the remaining estimated useful lives, not exceeding five years.

AMORTIZATION OF INTANGIBLES: Goodwill and other intangibles are being amortized over periods up to 40 years. The carrying value of intangible assets is assessed annually and/or when factors indicating impairment are present. The Company employs an undiscounted cash flow method of assessment for these assets. Accumulated amortization at October 25, 1997 and October 26, 1996 was $28,248,000 and $20,238,000, respectively.

FOREIGN CURRENCY TRANSLATION: Assets and liabilities denominated in foreign currency are translated at the current exchange rate as of the balance sheet date, and income statement amounts are translated at the average monthly exchange rate. Translation adjustments resulting from fluctuations in exchange rates are recorded in a separate component of shareholders' investment. Periodic and cumulative gains or losses resulting from foreign currency translation are not material.

EQUITY METHOD INVESTMENTS: The Company has a number of investments in joint ventures and other entities where its voting interests are in excess of twenty percent but no greater than fifty percent. The Company accounts for such investments under the equity method of accounting, and its underlying share of each investee's equity is reported in the consolidated balance sheet as part of investments in affiliates. The difference between the price paid for each equity investment and the Company's underlying share of each investee's equity is accounted for as goodwill and reported in the consolidated balance sheet as part of intangibles.

The Company's only material equity investment is in the common stock of a Spanish company, Campofrio Alimentacion, S.A. (Campofrio). The Company purchased a 21.36 % interest in Campofrio in 1997 for $64.3 million, which resulted in the recording of $17.9 million of goodwill. The fair value of such publicly traded securities was $112.6 million at October 25, 1997.

ACQUISITIONS: The Company acquired Stagg Foods, Inc., a manufacturer of chili products, in October of 1996 for $40,000,000 of the Company's stock. Additionally, the Company paid $10,000,000 in cash to the former owners under a five year non-compete agreement. The acquisition resulted in the recording of $32,056,000 of goodwill which is being amortized over 30 years.

The Company also acquired several other businesses during each of the three fiscal years ended October 25, 1997 which are included in the Company's results of operations since the respective acquisition dates. The results of these acquired businesses, either individually or in the aggregate, were not significant to the Company's results of operations.

ADVERTISING EXPENSES: Advertising costs are expensed when incurred. Advertising expenses includes all media advertising, but excludes the costs associated with coupons, samples, and market research. Advertising costs for fiscal years 1997, 1996, and 1995 were $190.1 million, $177.2 million and $176.2 million, respectively.

RESEARCH AND DEVELOPMENT EXPENSES: Research and development expenses incurred for fiscal years 1997, 1996, and 1995 were $8,580,000, $8,022,000, and
$7,829,000, respectively.

INCOME TAXES: The Company records income taxes in accordance with the asset and liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law.
Changes in enacted tax rates are reflected in the tax provision as they occur.

EARNINGS PER SHARE: Earnings per share of Common Stock are based on the weighted average number of shares outstanding during the year. The dilutive effects of Common Stock equivalents were not significant in any year presented.

FISCAL YEAR: The Company's fiscal year ends on the last Saturday in October. Fiscal years 1997, 1996, and 1995 consisted of 52 weeks.

ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS: The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in 1995. The implementation of this statement did not have a material impact on results of operations.

In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings Per Share," which is required to be adopted in the first quarter of fiscal 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. Management does not expect the adoption of SFAS No. 128 will have a material impact on its future computations of earnings per share.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." Statement No. 130 establishes standards for the reporting of comprehensive income and its components in a full set of general-purpose financial statements. The Company will be required to adopt Statement No. 130 in fiscal 1999, and does not expect the measure of comprehensive income to be materially different from the measure of net income.

In June 1997, the FASB also issued SFAS No. 131, "Disclosures About Segments of An Enterprise and Related Information." Statement No. 131 revises information regarding the reporting of operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company will be required to adopt Statement No. 131 in fiscal 1999. The Company does not believe that the adoption of this standard will result in segment disclosures that are materially different than those provided under the current accounting standards.


NOTE B--CASH AND CASH EQUIVALENTS AND SHORT-TERM MARKETABLE SECURITIES

The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The Company classifies investments with an original maturity of more than three months on their acquisition date as short-term marketable securities. The Company's cash and cash equivalents and short-term marketable securities at October 25, 1997 and October 26, 1996, consisted of the following (cost approximates fair value, in thousands):

                                  OCTOBER 25, 1997            OCTOBER 26, 1996
                                  ----------------            ----------------
                                              Short-term               Short-term
                             Cash and Cash   MARKETABLE  Cash and Cash  MARKETABLE
                               EQUIVALENTS   SECURITIES   EQUIVALENTS   SECURITIES
                               -----------   ----------   -----------   ----------
Held-to-maturity
securities:
 Commercial paper ..........     $ 15,780     $  5,533     $ 49,862     $ 14,642
 Municipal securities ......       80,064         --         85,900         --
 Preferred securities ......       10,000         --         14,000         --
 Other .....................        4,700         --          8,496         --
Cash .......................       36,309         --         30,215         --
                                 --------     --------     --------     --------

Total ......................     $146,853     $  5,533     $188,473     $ 14,642
                                 ========     ========     ========     ========


The Company recognized a gain on the sale of short-term marketable securities in fiscal 1996 of $4.6 million.


NOTE C--INVENTORIES

Principal components of inventories are:

                                                 OCTOBER 25, 1997  OCTOBER 26, 1996
                                                 ----------------  ----------------
(In Thousands)
Finished products ............................       $ 145,897        $ 158,106
Raw materials & work-in-process ..............          86,762           85,847
Materials and supplies .......................          59,846           56,266
LIFO reserve .................................         (27,159)         (29,122)
                                                     ---------        ---------
Total ........................................       $ 265,346        $ 271,097
                                                     =========        =========

Inventoriable expenses, packages and supplies, and turkey products amounting to approximately $84.5 million at October 25, 1997 and $81.5 million at October 26, 1996 are stated at cost determined by the last-in, first-out method, and are $27.2 million and $29.1 million lower in the respective years than such inventories determined under the first-in, first-out method.


NOTE D--LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

Long-term debt consists of:

                                                            October 25, October 26,
                                                               1997       1996
                                                             --------   --------
(In Thousands)

Industrial revenue bonds
with variable interest rates,
due 1999 to 2005 .........................................   $  5,700   $  7,750

Promissory notes, principal and interest due
annually through 2001, interest at 6.5%
and 8.9%, secured by limited partnership
interests in affordable housing ..........................     11,046     11,259

Medium term unsecured notes,
$35,000,000 maturing in 2002 and
$75,000,000 maturing in 2006, with
interest at 7.16% and 7.35%, respectively ................    110,000    110,000

Medium term unsecured notes, principal
and interest due annually through 2003,
interest at 6.5% .........................................     64,337

Medium term secured notes with variable rates, principal
and interest due annually through
2005, secured by various equipment .......................      8,468

Variable Rate - Revolving Credit Agreements ..............      2,776

Other ....................................................        500        542
                                                             --------   --------

                                                              202,827    129,551
Less current maturities ..................................      4,595      2,548
                                                             --------   --------

                                                             $198,232   $127,003
                                                             ========   ========

The Company has various lines of credit which have a maximum available commitment of $27,251,000. As of October 25, 1997, the Company has unused lines of credit of $24,475,000 which bear interest at variable rates below prime. A fixed fee is paid for the availability of credit lines.




Aggregate annual maturities of long term debt for the five fiscal years after October 25, 1997 are as follows

          ----------------------------------------------
          (In Thousands)
           1998                               $  4,595
           1999                                  6,410
           2000                                 42,589
           2001                                 41,217
           2002 and thereafter                 108,016
          ==============================================

Total interest paid during fiscal 1997, 1996, and 1995 was $14,908,000, $1,629,000, and $1,582,000, respectively.


NOTE E--BENEFIT PLANS

The Company and its subsidiaries have several noncontributory defined benefit plans and defined contribution plans covering most employees. Total costs associated with the Company's defined contribution benefit plans in 1997, 1996, and 1995 were $ 9,025,000, $8,128,000, and $8,147,000, respectively. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service while plan benefits covering salaried employees are based on final average compensation. The Company's funding policy is to make annual contributions of not less than the minimum required by applicable regulations.

A summary of the components of net periodic pension cost for defined benefit plans is as follows:

                                            1997         1996          1995
                                          ---------    ---------     ---------
(IN THOUSANDS)
Service cost--benefits
earned during the year .................  $   8,737    $   8,631     $   7,656
Interest cost on projected
benefit obligation .....................     32,780       32,158        31,670
Actual return on plan
assets .................................   (138,023)     (35,569)      (62,186)
Net amortization and
deferral ...............................    101,068          143        29,312
                                          ---------    ---------     ---------

Net pension costs ......................  $   4,562    $   5,363     $   6,452
                                          =========    =========     =========


Assumptions used in accounting for the defined benefit plans were:

                                            1997         1996          1995
                                          ---------    ---------     ---------

Weighted average discount
rates ..................................       7.25%        7.75%         7.75%
Rates of increase in
compensation levels ....................       5.00         5.00          5.00
Expected long-term rate of
return on assets .......................       9.50         9.50          9.50

The following table sets forth the plans' funded status and amounts recognized in the statements of financial position:

                                   OCTOBER 25, 1997         OCTOBER 26, 1996
                                ---------------------    ----------------------
                                  Plans       Plans         Plans      Plans
                                  Whose       Whose         Whose       Whose
                                 Assets     Accrued        Assets     Accrued
                                 Exceed    Benefits        Exceed    Benefits
                                Accrued      Exceed       Accrued      Exceed
                               BENEFITS      ASSETS      BENEFITS      ASSETS
                               ---------    ---------    ---------    ---------
(In Thousands)
Actuarial present value of
  benefit obligations:
Vested benefit obligation ...  $ 352,991    $  32,911    $ 335,796    $  28,051
Non-vested benefit
obligation ..................     27,389        7,748       23,239        7,598
                               ---------    ---------    ---------    ---------
Accrued benefits ............    380,380       40,659      359,035       35,649
Effects of estimated
  future pay increase .......     41,624        4,110       37,036        7,798
                               ---------    ---------    ---------    ---------
Projected benefit
  obligations ...............    422,004       44,769      396,071       43,447
Plan assets at fair value ...    543,344         --        435,033         --
                               ---------    ---------    ---------    ---------
Projected benefit
  obligations in
  excess of (less than)
  benefit plan assets .......   (121,340)      44,769      (38,962)      43,447
Unrecognized prior
  service cost ..............     (8,475)      (1,820)      (9,337)      (2,111)
Unrecognized net gain
  (loss) ....................     87,603       (6,371)       7,954       (9,729)
Remaining net asset
(obligation) at transition ..       (242)      (4,310)        (348)      (5,007)
Adjustment required to
  recognize minimum liability       --          8,400         --          9,050
                               ---------    ---------    ---------    ---------
Net pension liability
  (asset) in statements
  of financial position .....  $ (42,454)   $  40,668    $ (40,693)   $  35,650
                               =========    =========    =========    =========

As of the 1997 valuation date, plan assets included Common Stock of the Company having a market value of $76,273,000.


NOTE F--POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides medical and life insurance benefits to certain retired employees. Eligible employees who retired prior to January 1, 1987, remain on the medical plan in effect when they retired. The medical plan for eligible employees who retired after January 1, 1987, is automatically modified to incorporate plan benefit and plan provision changes whenever they are made to the active employee plan. Employees hired after January 1, 1990, are eligible for postretirement medical coverage, but must pay the full cost of the coverage.

A summary of the components of postretirement benefit costs is as follows:

                                            1997         1996          1995
                                         ---------    ---------     ---------
 (In Thousands)
Postretirement benefit cost -
 Service cost of benefits earned .......  $   2,639    $   2,533     $   1,933
 Interest cost of benefit
   obligation ..........................     18,237       17,571        15,769
 Net amortization of deferred
   gains ...............................        129         (176)       (1,642)
                                          ---------    ---------     ---------
                                          $  21,005    $  19,928     $  16,060
                                          =========    =========     =========

The actuarial present value of postretirement benefit obligations and the amount reported in the Consolidated Statements of Financial Position as of October 25, 1997 and October 26, 1996 are as follows:

Accumulated postretirement benefit obligations as of the August 1 measurement date (in thousands):

                                                     1997                1996
                                                   ---------           -------
      Retirees ...............................      $165,077          $170,765
      Fully eligible active participants .....        29,809            22,463
      Other active participants ..............        67,554            50,491
                                                   ---------           -------
                                                     262,440           243,719
      Unrecognized net losses ................       (16,371)           (3,406)
      Unrecognized prior service cost ........         3,436             3,787
      Benefit payments subsequent to
       measurement date ......................        (6,162)           (4,484)
                                                   ---------           -------
      Accrued postretirement benefit cost ....      $243,343          $239,616
                                                    ========          ========

Assumptions used in determining the accumulated postretirement benefit obligation:

                                   1997                 1996         1995
                                ----------           ----------   ---------

Medical plan cost                  6.0%                 6.5%          7.0%
                                 declining            declining    declining
 trend rate                       to 5.5%              to 5.5%      to 5.5%
                                  in year              in year       in year
                                   2004                 2004          1998
Weighted average
 discount rate                     7.25%                7.75%        7.75%
                                   ====                 ====         ====

The health care cost trend rate assumption has a significant effect on the amount reported. For example, a 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $13.1 million at October 25, 1997 and the net periodic cost by $1.7 million for the year.

NOTE G--INCOME TAXES

The components of the provision for income taxes are as follows:


                                            1997         1996          1995
                                         ---------    ---------     ---------
(In Thousands)
  Current:
     U. S. Federal .....................  $  52,198    $  39,124     $  57,899
     State .............................      9,538        9,311        11,180
                                          ---------    ---------     ---------
                                             61,736       48,435        69,079


  Deferred:
     U. S. Federal .....................       (329)      (2,136)        4,645
     State .............................        (38)        (233)          519
                                          ---------    ---------     ---------
                                               (367)      (2,369)        5,164
                                          ---------    ---------     ---------

                                          $  61,369    $  46,066     $  74,243
                                          =========    =========     =========


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that, based upon its lengthy and consistent history of profitable operations, it is probable that the net deferred tax assets of $80.8 million will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the deferred income tax liabilities and assets were as follows:

                                     October 25,       October 26,
                                        1997              1996
                                      -------           -------
(In Thousands)

Deferred tax liabilities -
   Tax over book depreciation        $(32,513)         $(28,427)
   Prepaid pension                    (16,389)          (15,706)
   Other, net                          (9,714)           (7,599)

Deferred tax assets -
   Vacation accrual                     4,171             3,983
   Insurance accruals                   4,489             4,711
   Deferred compensation                6,586             6,056
   Postretirement benefits             94,344            92,899
   Pension accrual                     12,484            10,284
   Other, net                          17,376            14,100
                                      -------           -------

Net deferred tax assets               $80,834           $80,301
                                      =======           =======

Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:


                                            1997         1996          1995
                                         ---------    ---------     ---------

U. S. statutory rate ...................       35.0%        35.0%         35.0%
State taxes on income, net
  of federal tax benefit ...............        3.6          4.7           3.9
All other, net .........................       (2.7)        (3.0)          (.8)
                                          ---------    ---------     ---------

Effective tax rate .....................       35.9%        36.7%         38.1%
                                          =========    =========     =========


Total income taxes paid during fiscal 1997, 1996, and 1995 were $66.5 million, $38.3 million, and $89.6 million, respectively.


NOTE H: Commitment

In order to ensure a steady supply of hogs and turkeys and to keep the cost of products stable, the Company and its subsidiary, Jennie-O Foods, Inc., have entered into contracts with producers for the purchase of hogs and turkeys at formula based prices over periods of up to 15 years. Under these contracts, the Company and Jennie-O are committed at October 25, 1997, to purchase hogs and turkeys, assuming current price levels, as follows (in thousands) :

                        1998                     $      610,356
                        1999                            509,099
                        2000                            423,007
                        2001                            416,431
                        2002                            356,937
                        Later years                   1,388,526
                                                  -------------
                        Total                     $   3,704,356
                                                  =============

Estimated purchases under these contracts for fiscal 1997, 1996, and 1995 were $422.1 million, $367.4 million, and $200.4 million, respectively.

The Company has commitments to expend approximately $65.2 million to complete construction in progress at various locations at October 25, 1997. The Company also has noncancellable operating lease commitments on facilities and equipment totaling $17.5 million at October 25, 1997. The terms of the leases extend to ten years. The Company has also pledged $23.7 million of government securities as collateral guaranteeing a loan at October 25, 1997.

NOTE I--STOCK OPTIONS

The Company has stock option plans for employees and nonemployee directors. The Company's policy is to grant options with the exercise price equal to the market price of the common stock on the date of grant. The Company follows APB opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, when the exercisable price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. Options are exercisable upon grant and expire at various dates ranging from fiscal 2001 to 2007.

Following is a summary of stock option activity:

                                        WEIGHTED-AVG
                                            SHARES       OPTION PRICE
                                          --------        -----------

    Balance October 29, 1994             1,853,000          $20.89

    Granted                                383,000           24.76

    Exercised                             (275,000)          17.97
                                          --------           -----

    Balance October 28, 1995             1,961,000           22.05

    Granted                                764,000           23.88

    Exercised                             (165,000)          19.30
                                          --------           -----

    Balance October 26, 1996             2,560,000           22.78

    Granted                                  8,000           23.88

    Exercised                              (22,000)          21.57

    Balance October 25, 1997             2,546,000          $22.79
                                         =========          ======

The weighted-average fair value of options granted during 1997 and 1996 is $8.17. The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option-pricing model assuming a weighted average risk-free interest rate of 5.95%, an expected dividend yield rate of 2.0%, expected lives of 10 years and volatility of 22.2%. Exercise prices ranged from $19.75 to $25.13, with a remaining average contractual life of 7 years at October 25, 1997. Had compensation expense for stock options been determined based on the fair value method (instead of the intrinsic value method) at the grant dates for awards, the Company's 1997 and 1996 net income and earnings per share would have decreased by less than 1%. The effects of applying the fair value method of measuring compensation expense for 1997 is likely not representative of the effects for future years in part because the fair value method was applied only to stock options granted after October 28, 1995.

NOTE J--RESTRUCTURING CHARGE

RESTRUCTURING CHARGE: The Company recorded an $8.7 million restructuring charge ($5.4 million after tax or $.07 per share) in the fourth quarter of 1996 related to the exit from its catfish business. The restructuring charge included accruals related to the estimated costs associated with closing the fish farms and processing plants and liquidating the business. The amount accrued included $3.6 million to close the farms and fish processing plants; $2.7 million and $1.7 million of write-downs to estimated net realizable value related to fixed assets and live fish inventory, respectively; and $600,000 of employee related costs.

Although the accruals that were established in 1996 were based upon a complete business liquidation which was likely at the time, the Company was ultimately able to sell the catfish business in 1997. The sale of the catfish business resulted in a change in estimate of the restructuring accrual to $3.5 million, requiring the reversal of $5.2 million ($3.2 million after tax or $.04 per share) of the reserve in 1997. The Company has retained an accrual of approximately $650,000 at October 25, 1997, related to the costs estimated to be incurred on employee related and final settlement costs.

NOTE K--QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following tabulations reflect the unaudited quarterly results of operations for the years ended October 25, 1997 and October 26, 1996:


                                           Gross           Net        Earnings
                         Net Sales        Profit        Earnings      Per Share
                         ----------     ----------     ----------     --------
(In Thousands,
(Except Per Share Data)

1997
First quarter ........   $  810,309     $  183,509     $   20,982     $   0.27
Second quarter .......      798,455        189,614         25,688         0.33
Third quarter ........      779,679        170,153         18,153         0.24
Fourth quarter .......      868,108        215,613         44,669         0.59
                         ----------     ----------     ----------     --------


                         $3,256,551        758,889        109,492     $   1.43
                         ==========     ==========     ==========     ========

1996
First quarter ........   $  724,381     $  177,437     $   20,667     $   0.27
Second quarter .......      746,658        178,460         24,520         0.32
Third quarter ........      749,871        145,972          4,010         0.05
Fourth quarter .......      877,775        198,544         30,211         0.40
                         ----------     ----------     ----------     --------


                         $3,098,685     $  700,413         79,408     $   1.04
                         ==========     ==========     ==========     ========





REPORT OF INDEPENDENT AUDITORS


To the Shareholders and
  Board of Directors
Hormel Foods Corporation
Austin, Minnesota

We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 25, 1997 and October 26, 1996, and the related consolidated statements of operations, changes in shareholders' investment and cash flows for each of the three years in the period ended October 25, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 25, 1997 and October 26, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 25, 1997 in conformity with generally accepted accounting principles.





Minneapolis, Minnesota
November 24, 1997
END OF PAGE 29

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

FISCAL YEARS 1997 AND 1996:

A major goal of the company for a number of years has been to expand its line of consumer-branded products. One result of increased sales of branded products is reduced exposure to fluctuating commodity prices. Progress has been made in reaching this objective through the introduction of numerous products using turkey, chicken and beef. Pork, however, remains the company's major raw material and fluctuations in pork raw material prices had a significant impact on company results in 1997 and 1996.

The record high feed grain costs experienced in 1996 moderated somewhat in 1997 but remained above historic levels. Although the company was able to improve margins in 1997, the high raw material costs did not allow the return to pre-1996 margin levels.

Earnings for the year increased 37.9 percent to $109,492,000 from $79,408,000 in 1996. Net sales in 1997 increased 5.1 percent to $3,256,551,000 from $3,098,685,000 last year. Tonnage for the year decreased 0.5 percent compared to 1996.

Earnings for the fourth quarter of 1997 were $44,669,000, an increase of 47.9 percent over earnings of $30,211,000 for the same period last year. Sales for the quarter were $868,108,000, a 1.1 percent decrease from $877,775,000 in 1996. Tonnage declined 1.2 percent in 1997 compared to last year.

The drop in tonnage for both the quarter and year was a result of reduced commodity pork sales and the sale of Farm Fresh Catfish Company during the year. The increase in earnings, while sales dollars and tonnage either improved marginally or declined, is due to a product mix which included a larger proportion of higher margin consumer-processed items.

The company's core branded business continues to be the major contributor to earnings. Tonnage volume in the Grocery Products Division was up 4.5 percent for the year, due primarily to the Stagg Foods acquisition. The combination of HORMEL(R) chili and STAGG(R) chili continues to be favorable. All ethnic brands, with the exception of the CHI-CHI's(R) product line, achieved double-digit growth. Sales to mass-merchandisers continue strong and volume is expected to grow.

The Meat Products Group completed the year with tonnage growth exceeding 12.0 percent while continuing a favorable trend of increased sales of value-added product versus commodity product.

The Foodservice Group, strong all year, picked up momentum in the fourth quarter with tonnage of branded products up over 18.0 percent during the quarter and
14.0 percent for the year. Total tonnage was also up 18.0 percent for the quarter and 12.0 percent for the year.

In the international area, the Company purchased a 21.4 percent equity interest in Campofrio Alimentacion, S.A. in Spain. Construction projects of the China joint ventures continued as scheduled. The venture in Shanghai began production in October and acceptance of product has been good. The Beijing venture is presently scheduled for January 1998 start up.

International tonnage for the year increased 26.9 percent over 1996. Major growth areas included fresh pork and Jennie-O Foods turkey products. Margins on export sales were also under pressure throughout the year due to high raw material costs.

Jennie-O Foods, Inc. tonnage increased 12.0 percent over last year with sales dollar growth exceeding 14.0 percent compared to 1996. While tonnage and sales dollars were up, high feed costs for the year continued the squeeze on historical margins that began in 1996. During October 1997, Jennie-O acquired the assets of Heartland Foods in Marshall, Minn. This acquisition makes Jennie-O Foods the second largest turkey processor in the country. The absorption of Heartland Foods into Jennie-O is proceeding very well.

In the fourth quarter of 1996, the company announced it would exit the fish business. A $5,400,000 after tax restructuring reserve was established to recognize potential losses from the sale or liquidation of Farm Fresh Catfish Company. The sale of Farm Fresh assets in 1997 resulted in a favorable after tax reduction of the reserve in the amount of $3,200,000.

Selling and delivery expenses for the quarter and year were $125,273,000 and $514,931,000, respectively, as compared to $124,285,000 and $503,108,000 last year. As a percentage of sales, selling and delivery expenses decreased slightly to 15.8 percent from 16.2 percent in 1996.

Marketing expenses, which are included in selling and delivery expenses, increased to $51,063,000 for the quarter and $217,637,000 for the year compared to $49,079,000 and $209,021,000 last year. These expenditures emphasize the company's continued commitment to expanding its base of branded consumer products. Both the parent company and Jennie-O Foods are planning aggressive advertising and promotional activities in 1998 which will emphasize both established products as well as the newer ethnic and easy preparation items.

Administrative and general expenses were $24,744,000 and $75,788,000 for the quarter and year, respectively, compared to $20,570,000 and $75,659,000 in 1996. As a percentage of sales, administrative and general expenses for the year decreased slightly to 2.3 percent from 2.4 percent last year. These expenses are expected to remain at this level for the next few years as a result of two ongoing data processing initiatives started in 1996 and the amortization of intangibles from the Stagg Foods and Campofrio acquisitions.

Research and development continues to be an important part of the company's strategy to extend existing brands and expand its offerings of new consumer-branded items in both existing and fast-growing ethnic food market segments. A significant part of the research and development effort is directed to development of environmentally friendly packaging that protects the product, is convenient for the consumer and minimizes packaging costs. Research and development expenses for the quarter and year were $2,212,000 and $8,580,000, respectively, compared to $1,801,000 and $8,022,000 for the same periods last year.

The company's effective tax rate decreased to 35.9 percent from 36.7 percent in 1996. The reduction is due in part to increased affordable housing tax credits, foreign equity earnings which are net of tax, a favorable completion of a federal tax audit and a decrease in state and local taxes.

Further moderation of feed grain and raw material prices, combined with aggressive marketing programs, should allow the company to return to pre-1996 margin levels and meet 1998 profit plans.

For many years internally developed software has been developed so as to eliminate the need for revision in the year 2000. The company has an ongoing program to review outside developed software for year 2000 problems. Costs to correct year 2000 issues are expected to be immaterial.


FISCAL YEARS 1996 AND 1995

Record high feed grain costs throughout most of 1996 resulted in substantially higher raw material prices. The company was unable to maintain normal margin levels during this protracted period of high raw material prices. The pressure on margins began to ease somewhat late in the year as feed grain prices began to moderate and excess quantities of competing proteins, primarily beef, declined.

Earnings for the year were $79,408,000, a decrease of 34.1 percent from 1995 earnings of $120,436,000. Net sales in 1996 increased 1.7 percent to $3,098,685,000 from $3,046,195,000 the previous year. Tonnage for the year decreased 12.1 percent compared to 1995.

Earnings for the fourth quarter of 1996 declined 21.7 percent to $30,211,000 from $38,575,000 for the same period in 1995. Sales for the quarter were $877,775,000, a 5.1 percent increase from 1995 sales of $835,073,000. Tonnage for the quarter declined 7.1 percent compared to 1995.

The drop in tonnage for both the quaarter and year resulted from reduced fresh pork sales following the discontinuance of a pork supply agreement with FDL Foods, Inc., late in 1995. The increase in sales dollars, while tonange declined, was due to moderately higher price levels and a product mix which included a significantly larger proportion of higher priced consumer processed items. levels and a product mix which included a significantly larger proportion of higher priced consumer-processed items.

Selling and delivery expenses for the quarter and year were $124,285,000 and $503,108,000, respectively, as compared to $123,283,000 and $502,729,000 for the same periods in 1995. As a percentage of sales, selling and delivery expenses decreased slightly in 1996 to 16.2 percent from 16.5 percent the previous year.

Marketing expenses increased to $49,079,000 for the quarter and $209,021,000 for the year compared to $47,802,000 and $206,404,000 in 1995.

Administrative and general expenses were $20,570,000 and $75,659,000 for the quarter and year compared to $16,528,000 and $65,766,000, respectively, in 1995. These expenses increased for the quarter and year as a result of two initiatives undertaken as part of a strategic review of distribution and data processing systems. In addition, year-to-date expenses reflected a $7,500,000 settlement of antitrust suits involving Farm Fresh Catfish Company.

During the fourth quarter of 1996, an after tax $5,400,000 restructuring reserve was established to recognize potential losses from the sale or liquidation of Farm Fresh as the company proceeded with its announced intention of exiting the fish business.

The company's effective tax rate in 1996 decreased to 36.7 percent from 38.1 percent the previous year. This reflected the disproportionately larger effect that deductible permanent differences between tax and financial income have on lower levels of financial income from operations and continued returns from investments in the Federal Affordable Housing Program.

LIQUIDITY

The company continues to have an exceptionally strong balance sheet. Cash and cash equivalents and short-term marketable securities were $152,386,000 at the end of 1997 compared to $203,115,000 last year. Long-term debt consists of small issue Industrial Revenue Bonds of varying maturities, debt used for investment in the Federal Affordable Housing program, $110,000,000 in Senior Notes maturing in 2002 and 2006 and $64,400,000 of long-term notes, denominated in Spanish pesetas , used to purchase a 21.4 percent equity interest in Campofrio in Spain. The strong balance sheet provides the company with the ability to take advantage of expansion or acquisition opportunities that may arise.

During 1997, cash provided by operating activities was $162,489,000 compared to $109,408,000 last year. The increase in cash and cash provided by operating activities was primarily the result of the increase in net earnings and changes in working capital items which were in the normal course of business.

Cash required for investing activities in 1997 increased to $185,054,000 from $150,321,000 in 1996. The cash was used to continue an aggressive program to maintain facilities and expand production capacities primarily at Hormel Foods and Jennie-O Foods, purchase the equity interest in Campofrio in Spain and investments in foreign joint ventures in China and Poland.

In addition to completing construction of the new production plant and distribution facility at Osceola, Iowa, in 1997, construction projects continue at Osceola; Austin, Minn.; Fremont, Neb. and at various Jennie-O locations. At the end of the year, the company had commitments to expend approximately $65,000,000 to complete construction in progress at various locations.

During the year, the company retired 1,757,000 shares of its Common Stock at a cost of $45,624,000 under a repurchase plan authorized in 1996.

Financial ratios for 1997 and 1996 are presented below:

                                                           1997        1996
                                                           ----        ----

      LIQUIDITY RATIOS
        Current ratio ............................          2.6         2.7
        Receivables turnover .....................         14.0        13.4
        Days sales in receivables ................         26.2        27.2
        Inventory turnover .......................          9.3        10.0
        Days sales in inventory ..................         38.8        41.3

      LEVERAGE RATIO
        Long-term debt to equity .................         25.3%       16.5%

      OPERATING RATIOS
        Pretax profit to net worth ...............         21.5%       16.5%
        Pretax profit to total assets ............         11.5%        9.4%


RESPONSIBILITIES FOR FINANCIAL STATEMENTS

The accompanying financial statements were prepared by the management of Hormel Foods Corporation which is responsible for their integrity and objectivity. These statements have been prepared in accordance with generally accepted accounting principles appropriate in the circumstances and, as such, include amounts that are based on our best estimates and judgments.

Hormel Foods Corporation has developed a system of internal controls designed to assure that the records reflect the transactions of the company and that the established policies and procedures are adhered to. This system is augmented by well-communicated written policies and procedures, a strong program of internal audit and well-qualified personnel.

These financial statements have been audited by Ernst & Young LLP, independent auditors, and their report appears on page 29. Their audit is conducted in accordance with generally accepted auditing standards and includes a review of the company's accounting and financial controls and tests of transactions.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent auditors, management and the internal auditors to assure that each is carrying out its responsibilities. Both Ernst & Young LLP and our internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the results of their audit work and their opinions on the adequacy of internal controls and the quality of financial reporting.


/s/ Joel W. Johnson                          /s/ R.W. Schlange
------------------------------------         -------------------------------
Joel W. Johnson                              R.W. Schlange
Chairman of the Board                        Vice President and Controller
President and Chief Executive Officer


                                   1st Quarter        2nd Quarter           3rd Quarter           4th Quarter
                                  Ending Jan. 24     Ending Apr. 25        Ending July 25        Ending Oct. 31
                                  --------------     --------------        --------------        --------------
DIVIDENDS
(EST. DATES):
Declaration Date                  Nov. 24, 1997      March 23, 1998         May 18, 1998        Sept. 28, 1998
Ex-Dividend Date                  Jan. 14, 1998      April 15, 1998        July 15, 1998         Oct. 14, 1998
Record Date                       Jan. 24, 1998      April 18, 1998        July 18, 1998         Oct. 24, 1998
Payable Date                      Feb. 15, 1998      April 18, 1998        Aug. 15, 1998         Nov. 15, 1998

QUARTERLY EARNINGS RELEASES/
QUARTERLY REPORTS
(EST. DATE)                       Feb. 12, 1998      May 14, 1998          Aug. 13, 1998         *Nov. 25, 1998

*See  Reports  and
Publications




--------------------------------------------------------------------------------

BUSINESS DESCRIPTION

Hormel Foods Corporation is a multinational manufacturer and marketer of consumer-branded meat and food products, many of which are among the best known and trusted in the food industry. It enjoys a strong reputation among consumers, retail grocers and foodservice and industrial customers for products highly regarded for quality, taste, nutrition, convenience and value. Hormel Foods Corporation is owned by approximately 11,500 shareholders and comprised of more than 11,000 employees, including subsidiaries.

CORPORATE HEADQUARTERS

Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680

INDEPENDENT AUDITORS

Ernst & Young LLP
1400 Pillsbury Center
Minneapolis, MN 55402-1491


STOCK LISTING

New York Stock Exchange

The corporation's daily trading activity, stock price and dividend information can be found in the financial section of most newspapers in the New York Stock Exchange listing.

TRANSFER AGENT AND REGISTRAR

Norwest Bank Minnesota, N.A.
161 North Concord Exchange
P.O. Box 64854
South St. Paul, MN 55164-0854

For the convenience of shareholders, a toll-free number (1-800-468-9716) can be used whenever questions arise regarding changes in registered ownership, lost or stolen certificates, address changes or other matters pertaining to the transfer of stock or shareholder records. When requesting information, shareholders must provide their tax identification number, the name(s) in which their stock is registered and their record address.

If you hold stock in more than one account, duplicate mailings of financial information may result. You can help eliminate the added expense by requesting that only one copy be sent. Please supply the transfer agent with the names in which all accounts are registered and the name of the account for which you wish to receive mailings. This will not in any way affect dividend check mailings.

Hormel Foods Corporation's DIVIDEND REINVESTMENT PLAN, available to record shareholders, allows for full dividend reinvestment and voluntary cash purchases with brokerage commissions or other service fees paid by the company. AUTOMATIC DEBIT FOR CASH CONTRIBUTION is also available. This is a convenient method to have money automatically withdrawn each month from a checking or savings account and invested in your DIVIDEND REINVESTMENT PLAN account. To enroll in the plan or obtain additional information, contact Norwest Bank Minnesota, N.A., using the address or telephone number provided with its listing in this section as company transfer agent and registrar.

An optional DIRECT DIVIDEND DEPOSIT service offers shareholders a convenient method of having quarterly dividend payments electronically deposited into their personal checking or savings account. The dividend payment is made in the account each payment date, providing shareholders with immediate use of their money. For information about the service and how to participate, contact Norwest Bank Minnesota, N.A., transfer agent.

DIVIDENDS

The declaration of dividends and all dates related to the declaration of dividends are subject to the judgment and discretion of the Board of Directors of Hormel Foods Corporation. Therefore, there can be no assurance that the events indicated in the table above will occur or occur on the indicated dates. The Declaration Date is the day on which the Board of Directors votes to declare the dividend. The Ex-Dividend Date is the date which the New York Stock Exchange sets to quote the price of the stock without the dividend. The Record Date is the date on which you must be a shareholder of record on the company's books to receive the dividend. The Payable Date closely follows the day of mailing of the checks. If a check is not received on this date, please wait at least one week to allow for possible postal delays before contacting the company.

REPORTS AND PUBLICATIONS

Copies of the company's Form 10-K annual report to the Securities and Exchange Commission (SEC), the Form 10-Q quarterly reports to the SEC, proxy statement, quarterly earnings releases, the Annual Meeting of Shareholders brochure or other printed corporate literature are available free of charge upon request. Telephone (507) 437-5164. *As part of our ongoing effort to reduce costs, and recognizing the company's Annual Report to Shareholders is mailed approximately one month following the fourth quarter earnings release date, no quarterly report will be produced and mailed to shareholders. If desired, shareholders may contact (507) 437-5164 to obtain a copy of the fourth quarter earnings release made available to both the media and security analysts.

QUESTIONS ABOUT HORMEL FOODS

Shareholder Inquiries
(507) 437-5669
Analyst/Investor Inquiries
(507) 437-5950
Media Inquiries
(507) 437-5345

ANNUAL MEETING

The Annual Meeting of Shareholders will be held Tuesday, January 27, 1998, in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m.

TRADEMARKS

Throughout this Annual Report to Shareholders, references in italic represent valuable trademarks licensed or owned by Hormel Foods Corporation or its subsidiaries.

CONSUMER AFFAIRS

Inquiries regarding products of Hormel Foods Corporation should be addressed :
Consumer Affairs Department Hormel Foods Corporation 1 Hormel Place Austin, MN 55912-3680 or call 1-800-523-4635