Form 10-K405, Exhibit 13
period 1999-10-30
HORMEL FOODS CORP /DE/
filed 2000-01-28
CIK 48465

QuickLinks

Exhibit 13

FINANCIAL SECTION

Management's Discussion and Analysis of Financial Condition and Results of Operations

    (In Thousands of Dollars, Except Per Share Amounts)

    Fiscal Years 1999 and 1998:  The year 1999 was a particularly strong year for Hormel Foods. Company marketing efforts and strong consumer demands generated record sales levels across all major operating units. This allowed company facilities to operate at optimum efficiencies. Abundant supplies of live hogs at reasonable costs supported the sales increases.

    The company benefited from relatively low hog markets for cash hog purchases. However, we continued to pay substantially more than quoted markets for hogs purchased under procurement contracts. These contract costs have been fully reflected in the company's financial results. Similar market conditions were experienced in 1998.

    The company continues to expand its line of consumer-branded products. Increased sales of branded products helped to reduce exposure to fluctuating commodity prices. The company made considerable progress in 1999 with the expansion of consumer-branded pork products which reduces the effect of fluctuating commodity prices on the company's principal raw materials.

    Net earnings for the year increased 17.3 percent to $163,438 from $139,291 in 1998. Results for 1999 include an after-tax gain in the first quarter of $3,808 for the sale of land by Campofrio Alimentacion, S.A., Madrid, Spain, a company in which Hormel Foods has a 21.4 percent ownership interest. Results for 1998 include an after-tax gain of $17,402 for the sale of the company's Davenport, Iowa, gelatin plant to Goodman Fielder Limited, Sydney, Australia. Excluding these one-time gains, company net earnings from continuing operations in 1999 of $159,630 exceeded 1998 earnings by $37,741, or 31.0 percent. Net sales in 1999 increased 3.0 percent to $3,357,757 from $3,261,045 last year. Tonnage for the year increased 7.1 percent compared to 1998. Fiscal 1999 was a 52-week year compared to a 53-week year in 1998.

    Net earnings for the fourth quarter of 1999 were $59,674, an increase of 32.2 percent over earnings of $45,152 for the same period last year. Sales for the quarter were $950,839, a 4.3 percent increase from $912,037 in 1998. Tonnage volume increased 1.4 percent for the quarter compared to last year.

    The company's core branded business continued to be the major contributor to earnings as virtually all divisions and subsidiaries contributed to the record performance. All major divisions experienced volume growth which, in many cases, exceeded category growth. Increased market share and distribution by some of the company's best-known brands resulted in record sales volume and profits for the Foodservice, Meat Products and Prepared Foods Groups.

    Jennie-O also had its best year ever with record sales, tonnage volume and profits. Generally favorable market conditions, including both feed costs and commodity turkey prices, contributed to the results. Jennie-O experienced increased brand distribution for a number of their best-known branded products.

    Hormel Foods International experienced record sales and export tonnage volume for the year while earnings improved over 1998. Sales of Jennie-O whole turkeys, Stagg chili and SPAM luncheon meat were significant contributors to growth in the international market.

    Selling and delivery expenses for the fourth quarter and year were $95,683 and $356,553, respectively, compared to $102,028 and $328,050 last year. As a percentage of sales, selling and delivery expenses were 10.1 and 10.6 percent for the quarter and year compared to 11.2 and 10.1 percent in 1998.

    Marketing expenses increased to $82,774 for the quarter and $307,376 for the year compared to $77,232 and $276,826 last year. These expenditures emphasize the company's continued commitment to expanding sales of branded consumer products. As a percentage of sales, marketing expenses increased to 8.7 from 8.5 percent for the quarter and to 9.2 from 8.5 percent for the year.

    Administrative and general expenses were $20,381 and $73,196 for the quarter and year, respectively, compared to $10,813 and $72,331 in 1998. As a percentage of sales, administrative and general expenses for the quarter and year were 2.1 and 2.2 percent compared to 1.2 and 2.2 percent for the same periods last year.

    Research and development continues to be an important part of the company's strategy to extend existing brands and expand its offerings of new consumer-branded items. Research and development expenses for the quarter and year were $2,457 and $9,566 compared to $2,412 and $9,037 for the same periods last year.

    The company's effective tax rate declined to 35.0 percent from 35.9 percent in 1998. The reduction is primarily due to a decrease in state and local taxes and foreign equity earnings which are net of tax.

    Fiscal Years 1998 and 1997:  During 1998, hog producers brought the largest supply of live hogs to market in history. This huge supply of hogs produced near record low market prices for live hogs on the spot cash market. A significant portion of the resulting positive effect of lower raw material prices on company margins was offset by long-term supply agreements designed to buy hogs through purchasing contracts rather than the spot cash market. While the company's cost for live hogs was lower than in 1997, it was not as low as would be indicated by the spot cash market. Purchasing contracts are used by the company as a means of assuring a stable supply of raw materials while minimizing extreme fluctuation in costs over the long term.

    During much of 1998, live market prices were below the floor levels guaranteed by our contracts. These contract costs, which were higher than spot market prices, were fully reflected in the company's reported financial results. As live hog prices rebound during the term of these contracts, the company's cost for hogs will be less than the spot market to the extent that it exceeds contract prices.

    Net earnings for 1998 increased 27.2 percent to $139,291 from $109,492 in 1997. Results for the year include an after-tax gain of $17,402 for the sale of the company's Davenport, Iowa, gelatin plant to Goodman Fielder Limited, Sydney, Australia. Excluding this one-time gain, company net earnings of $121,889 exceeded 1997 by 11.3 percent. Net sales for the year of $3,261,045 were virtually unchanged from 1997 sales of $3,256,551. Tonnage volume increased 10.3 percent compared to 1997. Fiscal 1998 was a 53-week year compared to a 52-week year in 1997.

    Net earnings for the fourth quarter were $45,152, an increase of 1.1 percent over earnings of $44,669 for the same period in 1997. Sales for the quarter were $912,037, a 5.1 percent increase from $868,108 the previous year. Tonnage for the quarter increased 18.2 percent compared to a year ago.

    The company's core branded business continued to be the major contributor to earnings. All major divisions experienced volume growth and increased market share, resulting in record profits for the Foodservice, Meat Products and Prepared Foods Groups.

    Hormel Foods International's export tonnage for the year increased 8.0 percent from 1997. Major growth areas included fresh pork,  Jennie-O turkey products and Stagg chili. The Beijing, China, joint venture began operations in February. Both the Beijing venture and the Shanghai venture, which came on line in 1997, continued to experience gains in distribution and volume. The profitability of the equity investment in Campofrio during the fourth quarter was negatively impacted by the depressed Russian economy.

    Jennie-O tonnage for 1998 increased 23.3 percent over 1997. Profitability was below expectations as highly competitive selling prices reduced margins. Jennie-O's efficient operations and continued growth in distribution and volume of value-added turkey products should position the company to return to more historical margins when competitive pressure on selling prices moderates.

    Selling and delivery expenses for the fourth quarter and year were $102,028 and $328,050, respectively, as compared to $74,210 and $297,294 last year. As a percentage of sales, selling and delivery expenses increased to 11.2 and 10.1 percent for the quarter and year compared to 8.6 and 9.1 percent in 1997. The increase in these expenses is consistent with the increase in tonnage volume for the quarter and year.

    Marketing expenses increased to $77,232 for the quarter and $276,826 for the year compared to $51,063 and $217,637 last year. As a percentage of sales, marketing expenses increased to 8.5 from 5.9 percent for the quarter and to 8.5 from 6.7 percent for the year.

    Administrative and general expenses were $10,813 and $72,331 for the quarter and year, respectively, compared to $24,744 and $75,788 in 1997. As a percentage of sales, administrative and general expenses for the quarter and year were 1.2 and 2.2 percent compared to 2.9 and 2.3 percent in 1997.

    Recognizing the importance of developing, maintaining and protecting its intangible asset base of trademarks, brands and patents, the company during 1998 moved its research activities and responsibility for its intangible assets into a new subsidiary, Hormel Foods L.L.C. Research and development expenses for the quarter and year were $2,412 and $9,037, respectively, compared to $2,212 and $8,580 for the same periods last year.

    The company's effective tax rate for 1998 and 1997 was 35.9 percent.

    Liquidity:  The company continues to have an exceptionally strong balance sheet. Cash, cash equivalents and short-term marketable securities were $248,562 at the end of 1999, as compared to $238,032 last year. Long-term debt consists of small issue Industrial Revenue Bonds of varying maturities; debt used for investment in the Federal Affordable Housing Program; $110,000 in Senior Notes maturing in 2002 and 2006; $52,200 of long-term notes denominated in Spanish pesetas, used to purchase a 21.4 percent equity interest in Campofrio in Spain, and $22,647 in medium-term notes denominated in euros, used to purchase a 40.0 percent equity interest in Purefoods-Hormel Company in the Philippines. The strong balance sheet provides the company with the ability to take advantage of expansion or acquisition opportunities that may arise.

    During 1999, cash provided by operating activities was $239,536, as compared to $229,020 last year. The increase in cash provided by operating activities was the result of an increase in net earnings, excluding the one-time gains and changes in working capital items which were in the normal course of business.

    Cash required for investing activities in 1999 increased to $144,132 from $58,825 in 1998. The increase in cash required for investing activities reflects several construction projects primarily at Hormel Foods; Jennie-O; Park Ten Foods LTD, a subsidiary which is renovating and reopening the Houston, Texas, plant, and the cash required for the equity investment in Purefoods-Hormel Company in the Philippines. At the end of the year, the company had commitments to expend approximately $66,400 to complete construction in progress at various locations.

    During the year, the company repurchased 2,248,100 shares of its common stock at an average price per share of $38.98 under a Repurchase Plan approved in September 1998. During the fourth quarter, 1,102,100 shares were repurchased under the plan at an average price per share of $41.79.

    Financial ratios for 1999 and 1998 are presented below:

	1999	1998
Liquidity Ratios
Current ratio	2.1	2.7
Receivables turnover	13.7	14.3
Days sales in receivables	28.9	25.4
Inventory turnover	9.3	9.5
Days sales in inventory	41.5	37.1
Leverage Ratio
Long-term debt to equity (including current maturities)	26.9%	25.9%
Operating Ratios
Pretax profit to net worth	30.4%	26.9%
Pretax profit to total assets	15.5%	14.1%

    Year 2000:  For many years, the company's internally developed software has been designed in ways that largely eliminate the need for major revisions for the year 2000. As of the end of the third quarter, the review of major computer systems had been completed and any known required changes had been made. The company's operating system software is also year 2000 compliant. Additional system testing was performed during the fourth quarter. Management does not anticipate any problems in this area.

    The company continues to review the impact of the year 2000 on its software purchased from third-party vendors. All systems have been evaluated and needed upgrades have been identified and implemented.

    The company has queried its significant customers and suppliers regarding their exposure to potential year 2000 problems. Based upon this investigation, the company is not aware of any supplier or customer with significant year 2000 issues. However, the company has no means of ensuring that customers and suppliers will be year 2000 ready.

    The company has a contingency plan in place to prevent problems related to the year 2000 and to deal with unforeseen problems which may arise. The contingency plan includes:

  •
  Special operational schedules for plant operations at year-end to ensure smooth transition.

  •
  Provisions for manual methods of order fulfillment in the event of problems with automated systems or external network providers.

  •
  Establishment of target year-end inventory levels for key products and manufacturing supplies to help maintain a high level of order fulfillment in the event disruptions in the supply chain occur in places outside the company's control.

    Total historical and anticipated remaining costs to remedy year 2000 problems are not material.

    Market Risk:  The principal market risk affecting the company is the exposure to changes in interest rates on the company's fixed-rate, long-term debt. Market risk for fixed-rate, long-term debt is estimated as the potential increase in fair value, resulting from a hypothetical 10.0 percent decrease in interest rates, and amounts to approximately $2,600. The fair values of the company's long-term debt were estimated using discounted future cash flows based on the company's incremental borrowing rates for similar types of borrowing arrangements.

    While the company does have international operations and operates in international markets, it considers its market risk in such activities to be immaterial.

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

    These financial statements have been audited by Ernst & Young LLP, independent auditors, and their report appears on page 32. Their audit is conducted in accordance with generally accepted auditing standards and includes a review of the company's accounting and financial controls and tests of transactions.

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

/s/ Joel W. Johnson	/s/ Don J. Hodapp
Joel W. Johnson Chairman of the Board President and Chief Executive Officer	Don J. Hodapp Executive Vice President Chief Financial Officer

Selected Financial Data

	1999	1998*	1997	1996	1995	1994	1993	1992*	1991	1990	1989
	(In thousands, except per share amounts)
Operations
Net Sales	$3,357,757	$3,261,045	$3,256,551	$3,098,685	$3,046,195	$3,064,793	$2,853,997	$2,813,651	$2,836,222	$2,681,180	$2,340,513
Net Earnings Before Cumulative Effect of Accounting Changes	163,438	139,291	109,492	79,408	120,436	117,975	100,770	95,174	86,393	77,124	70,114
Percent of Sales	4.87%	4.27%	3.36%	2.56%	3.95%	3.85%	3.53%	3.38%	3.05%	2.88%	3.00%
Cumulative Effect of Accounting Changes							(127,529)**
Net Earnings (Loss)	163,438	139,291	109,492	79,408	120,436	117,975	(26,759)	95,174	86,393	77,124	70,114
Wage Costs	503,890	498,973	435,789	398,824	373,901	351,096	325,115	304,696	278,537	267,391	254,449
Total Taxes (Excluding Payroll Tax)	100,381	89,816	73,115	56,992	84,329	82,915	70,026	64,968	60,035	51,990	48,983
Depreciation and Amortization	64,656	60,273	52,925	42,700	37,220	36,611	32,174	38,972	36,269	35,554	36,863
Financial Position
Working Capital	$414,736	$449,714	$410,774	$456,850	$441,452	$443,298	$392,846	$401,216	$346,164	$293,818	$232,941
Properties (Net)	505,624	486,907	488,738	421,486	333,084	270,886	244,987	216,390	231,817	235,026	244,362
Total Assets	1,685,585	1,555,892	1,528,535	1,436,138	1,223,860	1,196,718	1,093,559	913,015	856,835	799,422	727,429
Long-term Debt
Less Current Maturities	184,723	204,874	198,232	127,003	16,959	10,300	5,700	7,624	22,833	24,535	19,228
Shareholders' Investment	841,142	813,315	802,202	785,551	732,047	661,089	570,888	644,284	583,408	513,832	470,929
Per Share of Common Stock
Net Earnings Before Cumulative Effect of Accounting Changes—Basic	$2.24	$1.86	$1.43	$1.04	$1.57	$1.54	$1.31	$1.24	$1.13	$1.01	$0.91
Net Earnings Before Cumulative Effect of Accounting Changes—Diluted	2.22	1.85	1.43	1.04	1.57	1.54	1.31	1.24	1.12	1.00	0.91
Cumulative Effect of Accounting Changes							(1.66)**
Net Earnings (Loss)—Basic	2.24	1.86	1.43	1.04	1.57	1.54	(0.35)	1.24	1.13	1.01	0.91
Net Earnings (Loss)—Diluted	2.22	1.85	1.43	1.04	1.57	1.54	(0.35)	1.24	1.12	1.00	0.91
Dividends	0.66	0.64	0.62	0.60	0.58	0.50	0.44	0.36	0.30	0.26	0.22
Shareholders' Investment	11.79	11.07	10.59	10.13	9.54	8.62	7.45	8.41	7.61	6.70	6.14

 * 53 Weeks
** Adoption of SFAS No. 106 and No. 109

    Common Stock Data  The high and low closing price of the company's common stock and the dividends per share declared for each fiscal quarter of 1999 and 1998, respectively, are shown below:

1999	High		Low		Dividend
First Quarter	35	1/2	29	9/16	$.165
Second Quarter	38		34	5/16	$.165
Third Quarter	40	7/16	36	3/4	$.165
Fourth Quarter	45	1/4	38	1/4	$.165
1998	High		Low		Dividend
First Quarter	32	15/16	28	5/8	$.16
Second Quarter	38	7/8	32	11/16	$.16
Third Quarter	36	15/16	32	1/16	$.16
Fourth Quarter	34	1/2	26	3/16	$.16

Consolidated Statements of Financial Position

	October 30, 1999	October 31, 1998
	(In thousands)
Assets
Current Assets
Cash and cash equivalents	$188,310	$203,934
Short-term marketable securities	60,252	34,098
Accounts receivable	266,059	222,919
Inventories	270,239	239,548
Deferred income taxes	9,526	8,894
Prepaid expenses	5,757	7,972

Total Current Assets	800,143	717,365
Deferred Income Taxes	60,051	65,606
Intangibles	98,544	105,244
Investments in and Receivables from Affiliates	142,879	114,665
Other Assets	78,344	66,105
Property, Plant and Equipment
Land	13,108	13,080
Buildings	286,662	275,445
Equipment	652,723	616,109
Construction in progress	49,693	33,947

	1,002,186	938,581
Less allowance for depreciation	(496,562)	(451,674)

	505,624	486,907

Total Assets	$1,685,585	$1,555,892

	October 30, 1999	October 31, 1998
	(In thousands)
Liabilities and Shareholders' Investment
Current Liabilities
Accounts payable	$162,585	$119,836
Accrued expenses	37,255	33,699
Accrued marketing expenses	34,882	26,140
Employee compensation	73,050	54,314
Taxes, other than federal income taxes	12,333	14,599
Dividends payable	11,902	11,774
Federal income taxes	12,186	1,172
Current maturities of long-term debt	41,214	6,117

Total Current Liabilities	385,407	267,651
Long-term Debt—less current maturities	184,723	204,874
Accumulated Postretirement Benefit Obligation	252,236	248,201
Other Long-term Liabilities	22,077	21,851
Shareholders' Investment
Preferred Stock, par value $.01 a share—authorized 40,000,000 shares; issued—none
Common Stock, nonvoting, par value $.01 a share—authorized 40,000,000 shares; issued—none
Common Stock, par value $.1172 a share—authorized 200,000,000 shares;
issued 71,362,435 shares October 30, 1999
issued 73,614,546 shares October 31, 1998	8,364	8,628
Accumulated other comprehensive loss	(6,305)	(3,911)
Retained earnings	839,083	812,157

	841,142	816,874
Shares held in treasury		(3,559)

Total Shareholders' Investment	841,142	813,315

Total Liabilities and Shareholders' Investment	$1,685,585	$1,555,892

See notes to consolidated financial statements.

Consolidated Statements of Operations

	Fiscal Year Ended
	October 30, 1999	October 31, 1998	October 25, 1997
	(In thousands, except per share amounts)
Sales, less returns and allowances	$3,357,757	$3,261,045	$3,256,551
Cost of products sold	2,379,725	2,400,333	2,497,662

Gross Profit	978,032	860,712	758,889
Expenses and gain on plant sale:
Selling and delivery	356,553	328,050	297,294
Marketing	307,376	276,826	217,637
Administrative and general	73,196	72,331	75,788
Gain on plant sale		(28,379)
Restructuring charges			(5,176)

Operating Income	240,907	211,884	173,346
Other income and expense:
Interest and investment income	17,317	14,821	9,156
Equity in earnings of affiliates	6,995	4,323	3,402
Interest expense	(13,746)	(13,692)	(15,043)

Earnings Before Income Taxes	251,473	217,336	170,861
Provision for income taxes	88,035	78,045	61,369

Net Earnings	$163,438	$139,291	$109,492

Net Earnings Per Share (basic)	$2.24	$1.86	$1.43

Net Earnings Per Share (diluted)	$2.22	$1.85	$1.43

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Investment

	Common Stock		Treasury Stock				Accumulated Other Comprehensive Loss
					Additional Paid-in Capital	Retained Earnings		Total Shareholders' Investment
	Shares	Amount	Shares	Amount
	(In thousands, except per share amounts)
Balance at October 26, 1996	77,534	$9,087	(24)	$(535)	$32,214	$746,443	$(1,658)	$785,551
Comprehensive income
Net earnings						109,492		109,492
Adjustment in minimum pension liability							(140)	(140)

Comprehensive income								109,352
Purchases of Common Stock			(1,748)	(45,457)				(45,457)
Exercise of stock options			15	368		(132)		236
Shares retired	(1,757)	(206)	1,757	45,624	(32,281)	(13,137)		0
Tax benefit of stock options					67			67
Cash dividends—$.62 per share						(47,547)		(47,547)

Balance at October 25, 1997	75,777	8,881	0	0	0	795,119	(1,798)	802,202
Comprehensive income
Net earnings						139,291		139,291
Foreign currency translation							(2,034)	(2,034)
Adjustment in minimum pension liability							(79)	(79)

Comprehensive income								137,178
Purchases of Common Stock			(2,372)	(80,104)				(80,104)
Exercise of stock options			91	3,074		(1,562)		1,512
Shares retired	(2,162)	(253)	2,162	73,471		(73,218)		0
Cash dividends—$.64 per share						(47,473)		(47,473)

Balance at October 31, 1998	73,615	8,628	(119)	(3,559)	0	812,157	(3,911)	813,315
Comprehensive income
Net earnings						163,438		163,438
Foreign currency translation							(3,206)	(3,206)
Adjustment in minimum pension liability							812	812

Comprehensive income								161,044
Purchases of Common Stock			(2,249)	(87,678)				(87,678)
Exercise of stock options			116	4,401		(1,954)		2,447
Shares retired	(2,252)	(264)	2,252	86,836		(86,572)		0
Cash dividends—$.66 per share						(47,986)		(47,986)

Balance at October 30, 1999	71,363	$8,364	0	$0	$0	$839,083	$(6,305)	$841,142

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	October 30, 1999	October 31, 1998	October 25, 1997
	(In thousands)
Operating Activities
Net earnings	$163,438	$139,291	$109,492
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	57,956	53,159	44,915
Amortization of intangibles	6,700	7,114	8,010
Equity in earnings of affiliates	(6,995)	(4,323)	(3,402)
Provision for deferred income taxes	1,968	4,516	(444)
Loss (gain) on property/equipment sales and plant facilities	1,293	(15,346)	50
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(43,140)	11,047	(3,097)
(Increase) decrease in inventories and prepaid expenses	(28,476)	25,276	4,864
Increase in accounts payable and accrued expenses	86,792	8,286	2,101

Net cash provided by operating activities	239,536	229,020	162,489
Investing Activities
Sale of held-to-maturity securities	82,502	86,301	62,394
Purchase of held-to-maturity securities	(108,656)	(114,866)	(53,285)
Acquisitions of businesses			(140)
Purchases of property/equipment	(79,121)	(75,774)	(116,381)
Proceeds from sales of property/equipment	1,155	39,792	4,163
(Increase) decrease in investments, equity in affiliates and other assets	(42,177)	4,052	(83,011)
Dividends from affiliates	2,165	1,670	1,206

Net cash used in investing activities	(144,132)	(58,825)	(185,054)
Financing Activities
Proceeds from long-term debt	26,100	17,589	77,625
Principal payments on long-term debt	(4,778)	(4,312)	(4,349)
Dividends paid on Common Stock	(47,858)	(47,678)	(47,178)
Share repurchase	(87,636)	(80,076)	(45,457)
Other	3,144	1,363	304

Net cash used in financing activities	(111,028)	(113,114)	(19,055)

(Decrease) increase in cash and cash equivalents	(15,624)	57,081	(41,620)
Cash and cash equivalents at beginning of year	203,934	146,853	188,473

Cash and cash equivalents at end of year	$188,310	$203,934	$146,853

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
October 30, 1999

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Business Overview:  Hormel Foods is engaged in a single business segment designated as "meat and food processing." As a federally inspected food processor, Hormel Foods is engaged in the processing of meat and poultry products, production of prepared foods and the marketing of those products to food wholesalers, retailers and foodservice distributors in the United States. The principal raw materials for the company's products are pork and turkey. The company's earnings are influenced by the cyclical nature of these raw material costs.

    Segment Reporting:  In June 1997, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The company operated in only one segment in fiscal 1999, 1998 and 1997.

    Principles of Consolidation:  The consolidated financial statements include the accounts of Hormel Foods Corporation and all of its majority-owned subsidiaries after elimination of all significant intercompany accounts, transactions and profits. Certain reclassifications of previously reported amounts have been made to conform with the current year presentation. The reclassifications had no impact on the net earnings as previously reported.

    Use of Estimates:  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    Fiscal Year:  The company's fiscal year ends on the last Saturday in October. Fiscal year 1999 consisted of 52 weeks, fiscal year 1998 consisted of 53 weeks and fiscal year 1997 consisted of 52 weeks.

    Inventories:  Inventories are stated at the lower of cost or market. Livestock and the materials portion of products are valued on the first-in, first-out method with the exception of the materials portion of turkey products which are valued on the last-in, first-out method. Substantially all inventoriable expenses, packages and supplies are valued by the last-in, first-out method. Allowances for slow-moving, obsolete, unsaleable or unusable inventories are not material.

    Property, Plant and Equipment:  Property, plant and equipment are stated at cost. The company generally uses the straight-line method in computing depreciation for financial reporting purposes and generally uses accelerated methods for income tax purposes. The annual provisions for depreciation have been computed principally in accordance with the following ranges of asset lives: buildings 20 to 40 years, machinery and equipment 5 to 10 years.

    Software development and implementation costs are expensed until the company has determined that the software will result in probable future economic benefits, and management has committed to funding the project. Thereafter, all direct, external implementation costs and purchased software costs are capitalized and amortized using the straight-line method over the remaining estimated useful lives, not exceeding five years.

    Intangibles:  Goodwill and other intangibles are recorded at their estimated fair values at date of acquisition and are amortized on a straight-line basis over periods ranging up to 40 years. Accumulated amortization at October 30, 1999, and October 31, 1998, was $42.1 million and $35.4 million, respectively.

    Impairment of Long-Lived Assets:  The company reviews the long-lived assets, including identifiable intangibles and associated goodwill, for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value as measured by the discounted cash flows.

    Foreign Currency Translation:  Assets and liabilities denominated in foreign currency are translated at the current exchange rate as of the balance sheet date, and income statement amounts are translated at the average monthly exchange rate. Translation adjustments resulting from fluctuations in exchange rates are recorded as a component of "Accumulated Other Comprehensive Loss" in shareholders' investment. Gains and losses from foreign currency transactions are not material.

    Equity Method Investments:  The company has a number of investments in joint ventures and other entities where its voting interests are in excess of 20 percent but no greater than 50 percent. The company accounts for such investments under the equity method of accounting, and its underlying share of each investee's equity is reported in the consolidated balance sheet as part of investments in affiliates.

    The company's only material equity investments are in the common stock of a Spanish company, Campofrio Alimentacion, S.A. (Campofrio), and a joint venture in the Purefoods-Hormel Company in the Philippines. The company purchased a 21.4 percent interest in Campofrio in 1997 for $64.3 million, which resulted in the recording of $17.9 million of goodwill. The fair value of such publicly traded securities was $101.3 million at October 30, 1999. The company purchased a 40.0 percent interest in Purefoods-Hormel Company in 1999 for $22.2 million, which resulted in the recording of $11.7 million of goodwill. The company recorded a $3.8 million gain, or $.05 a share, for the sale of land by Campofrio in the first quarter of 1999.

    Divestitures and Acquisitions:  The company recorded a $28.4 million gain ($17.4 million after tax, or $.23 per share) in the first quarter of 1998 related to the sale of its Davenport (Iowa) gelatin/specialized proteins plant.

    Revenue Recognition:  The company follows a policy of recognizing sales at the time of product shipment.

    Advertising Expenses:  Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with coupons, samples and market research. Advertising costs for fiscal years 1999, 1998 and 1997 were $273.2 million, $246.1 million and $190.1 million, respectively.

    Research and Development Expenses:  Research and development expenses incurred for fiscal years 1999, 1998 and 1997 were $9.6 million, $9.0 million and $8.6 million, respectively.

    Income Taxes:  The company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

    Employee Stock Options:  The company uses the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for employee stock options. Under the intrinsic value method, compensation expense is recognized only to the extent the market price of the common stock exceeds the exercise price of the stock option at the date of the grant.

    Earnings Per Share:  During the second quarter of fiscal 1998, the company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." All current and prior year earnings per share data have been restated to conform to the provisions of SFAS 128.

    The company's basic net earnings per share is computed by dividing net earnings by the weighted-average number of outstanding common shares. The company's diluted net earnings per share is computed by dividing net earnings by the weighted-average number of outstanding common shares and the dilutive effect of stock options, when applicable.

    The following table presents information necessary to calculate basic and diluted earnings per common share and common share equivalent:

	1999	1998	1997
	(In thousands, except per share data)
Net earnings	$163,438	$139,291	$109,492
Weighted-average shares outstanding for basic earnings per share	72,897	74,743	76,495
Dilutive effect of stock options	608	460	234

Adjusted weighted-average shares outstanding and assumed conversions for diluted earnings per share	73,505	75,203	76,729

Basic earnings per share	$2.24	$1.86	$1.43

Diluted earnings per share	$2.22	$1.85	$1.43

    On November 22, 1999, the Hormel Foods Corporation Board of Directors authorized a two-for-one split of the company's common stock that is subject to shareholder approval at the Annual Meeting on January 25, 2000. The calculation of earnings per share in the above table and elsewhere in this Annual Report does not reflect the impact from this split.

    Comprehensive Income:  Comprehensive income for all periods consists of net income, minimum pension liability adjustments and foreign currency translations. There are no reclassification adjustments to be reported in periods presented.

    Accounting Changes and Recent Accounting Pronouncements:  In fiscal 1999, the company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This standard expanded and modified the disclosure and had no effect on the company's consolidated financial position, results of operations or cash flows. See Note E.

    In June 1998, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which is required to be adopted for annual periods beginning after June 15, 2000, requires a company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the hedged assets, liabilities or firm commitments are recognized through earnings or in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The company has concluded that the adoption of SFAS 133 will not have an impact on the financial statements.

B. CASH AND CASH EQUIVALENTS AND SHORT-TERM MARKETABLE SECURITIES

    The company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The company classifies investments with an original maturity of more than three months on their acquisition date as short-term marketable securities. The company's cash and cash equivalents and short-term marketable securities at October 30, 1999, and October 31, 1998, consisted of the following (cost approximates fair value):

	October 30, 1999		October 31, 1998
	Cash and Cash Equivalents	Short-term Marketable Securities	Cash and Cash Equivalents	Short-term Marketable Securities
	(In thousands)
Held-to-maturity securities:
Commercial paper	$25,339	$54,256	$29,808	$27,198
Municipal securities	38,151	996	33,791
Preferred securities	33,642	5,000	60,647	4,400
Taxable securities	3,702		31,609	2,500
Cash	87,476		48,079

Total	$188,310	$60,252	$203,934	$34,098

C. INVENTORIES

    Principal components of inventories are:

	October 30, 1999	October 31, 1998
	(In thousands)
Finished products	$158,824	$137,444
Raw materials and work-in-process	76,639	68,653
Materials and supplies	62,143	60,820
LIFO reserve	(27,367)	(27,369)

Total	$270,239	$239,548

    Inventoriable expenses, packages and supplies and turkey products amounting to approximately $92.7 million at October 30, 1999, and $82.6 million at October 31, 1998, are stated at cost determined by the last-in, first-out method and are $27.4 million and $27.4 million lower in the respective years than such inventories determined under the first-in, first-out method.

D. LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

    Long-term debt consists of:

	October 30, 1999	October 31, 1998
	(In thousands)
Industrial revenue bonds with variable interest rates, due 2005	$4,700	$5,700
Promissory notes, principal and interest due annually through 2007, interest at 6.5%, 7.23% and 8.9%, secured by limited partnership interests in affordable housing	5,789	8,528
Medium-term unsecured notes, $35,000 maturing in 2002 and $75,000 maturing in 2006, with interest at 7.16% and 7.35%, respectively	110,000	110,000
Medium-term unsecured note, denominated in Spanish pesetas, with variable interest rate, principal and interest due annually through 2003	52,200	59,222
Medium-term unsecured note, denominated in euros, with variable interest rate, principal and interest due annually through 2004	22,647
Medium-term secured notes with variable rates, principal and interest due annually through 2005, secured by various equipment	14,096	16,106
Variable rate—revolving credit agreements	14,150	10,551
Other	2,355	884

	225,937	210,991
Less current maturities	41,214	6,117

	$184,723	$204,874

    The company has various lines of credit which have a maximum available commitment of $27.3 million. As of October 30, 1999, the company has unused lines of credit of $13.1 million which bear interest at variable rates below prime. A fixed fee is paid for the availability of credit lines.

    Aggregate annual maturities of long-term debt for the five fiscal years after October 30, 1999, are as follows:

(In thousands)
2000	$41,214
2001	41,845
2002	41,695
2003	31,178
2004 and thereafter	70,005

    Total interest paid during fiscal 1999, 1998 and 1997 was $14.8 million, $13.6 million and $14.9 million, respectively. Based on borrowing rates currently available to the company for long-term financing with similar terms and average maturities, the fair value of longcurrent maturities, utilizing discounted cash flows is $228 million.

E. PENSION AND OTHER POSTRETIREMENT HEALTH CARE BENEFITS

    The company has several noncontributory defined benefit plans and defined contribution plans covering most employees. Total costs associated with the company's defined contribution benefit plans in 1999, 1998 and 1997 were $10.9 million, $9.9 million and $9.0 million, respectively. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service while plan benefits covering salaried employees are based on final average compensation. The company's funding policy is to make annual contributions of not less than the minimum required by applicable regulations.

    The company provides medical and life insurance benefits to certain retired employees. Eligible employees who retired prior to January 1, 1987, remain on the medical plan in effect when they retired. The medical plan for eligible employees who retired after January 1, 1987, is automatically modified to incorporate plan benefit and plan provision changes whenever they are made to the active employee plan. Employees hired after January 1, 1990, are eligible for postretirement medical coverage but must pay the full cost of the coverage.

    The following is a reconciliation of the beginning and ending balances of the benefit obligation and the fair value of plan assets:

	Pension Benefits		Other Benefits
	1999	1998	1999	1998
	(In thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$492,614	$466,773	$274,205	$262,441
Service Cost	10,921	9,567	2,920	3,438
Interest Cost	33,298	32,628	18,555	18,384
Actuarial (gain) loss	(17,712)	16,111	(10,137)	7,440
Benefits paid	(33,184)	(32,465)	(18,867)	(17,498)

Benefit obligation at end of year	485,937	492,614	266,676	274,205

Change in plan assets:
Fair value of plan assets at beginning of year	566,216	543,344
Actual return on plan assets	35,684	53,031
Employer contributions	2,525	2,306
Benefits paid	(33,184)	(32,465)

Fair value of plan assets at end of year	571,241	566,216

Funded status	85,304	73,602	(266,676)	(274,205)
Unrecognized net transition liability	2,947	3,750
Unrecognized actuarial (gain) loss	(66,406)	(66,180)	10,866	22,449
Unrecognized prior service cost	7,990	9,143	(2,734)	(3,085)
Benefit payments subsequent to measurement date	193	51	6,308	6,640

Net amount recognized	$30,028	$20,366	$(252,236)	$(248,201)

    As of the 1999 valuation date, plan assets included Common Stock of the company having a market value of $70.3 million. Dividends paid during the year on shares held by the plan were $1.2 million.

    Amounts recognized in the Consolidated Balance Sheets as of October 30, 1999, and October 31, 1998, were as follows:

	Pension Benefits		Other Benefits
	1999	1998	1999	1998
	(In thousands)
Prepaid benefit cost	$68,662	$55,975
Accrued benefit liability	(44,263)	(43,259)	$(258,544)	$(254,841)
Intangible asset	3,891	4,586
Accumulated other comprehensive income	1,545	3,013
Benefit payments subsequent to measurement date	193	51	6,308	6,640

Net amount recognized	$30,028	$20,366	$(252,236)	$(248,201)

    The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets were $49.5 million, $44.3 million and $0, respectively, as of October 30, 1999, and $46.8 million, $43.2 million and $0, respectively, as of October 31, 1998.

    Weighted-average assumptions for pension and other benefits were as follows:

	1999	1998	1997
Discount rate	7.50%	7.00%	7.25%
Rate of future compensation increase	5.00%	5.00%	5.00%
Expected long-term return on plan assets	9.50%	9.50%	9.50%

    For measurement purposes, a 5.9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease to 5.5% for 2004 and remain at that level thereafter.

    Net periodic cost of defined benefit plans included the following:

	Pension Benefits
	1999	1998	1997
	(In thousands)
Service cost	$10,921	$9,567	$8,737
Interest cost	33,298	32,628	32,780
Expected return on plan assets	(52,293)	(50,137)	(39,863)
Amortization of transition obligation	803	803	803
Amortization of prior service cost	1,153	1,153	1,153
Recognized actuarial (gain) loss	(878)	(1,967)	952

Net periodic benefit cost	$(6,996)	$(7,953)	$4,562

	Other Benefits
	1999	1998	1997
	(In thousands)
Service cost	$2,920	$3,438	$2,639
Interest cost	18,555	18,384	18,237
Amortization of prior service cost	(351)	(351)	(351)
Recognized actuarial loss	1,446	1,362	480

Net periodic benefit cost	$22,570	$22,833	$21,005

    Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point
	Increase	Decrease
	(In thousands)
Effect on total of service and interest cost components	$1,515	$(1,376)
Effect on the postretirement benefit obligation	$18,349	$(16,684)

F. Income Taxes

    The components of the provision for income taxes are as follows:

	1999	1998	1997
	(In thousands)
Current:
U.S. Federal	$80,621	$62,823	$51,978
State	9,098	10,049	9,538
Foreign	154	653	220

	89,873	73,525	61,736
Deferred:
U.S. Federal	(1,657)	4,080	(329)
State	(181)	440	(38)

	(1,838)	4,520	(367)

	$88,035	$78,045	$61,369

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The company believes that, based upon its lengthy and consistent history of profitable operations, it is probable that the net deferred tax assets of $69.6 million will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the deferred income tax liabilities and assets were as follows:

	October 30, 1999	October 31, 1998
	(In thousands)
Deferred tax liabilities:
Tax over book depreciation	$(31,961)	$(31,364)
Prepaid pension	(26,620)	(21,631)
Other, net	(19,690)	(14,475)
Deferred tax assets:
Vacation accrual	4,467	4,207
Insurance accruals	6,107	5,072
Deferred compensation	7,834	7,171
Postretirement benefits	97,792	96,227
Pension accrual	14,999	13,776
Other, net	16,649	15,517

Net deferred tax assets	$69,577	$74,500

    Reconciliation of the statutory federal income tax rate to the company's effective tax rate is as follows:

	1999	1998	1997
U.S. statutory rate	35.0%	35.0%	35.0%
State taxes on income, net of federal tax benefit	2.3	3.1	3.6
All other, net	(2.3)	(2.2)	(2.7)

Effective tax rate	35.0%	35.9%	35.9%

    Total income taxes paid during fiscal 1999, 1998 and 1997 were $76.4 million, $76.5 million and $66.5 million, respectively.

G. COMMITMENTS AND CONTINGENCIES

    In order to ensure a steady supply of hogs and turkeys and to keep the cost of products stable, the company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods of up to 15 years. Under these contracts, the company is committed at October 30, 1999, to purchase hogs and turkeys, assuming current price levels, as follows:

(In thousands)
2000	$784,022
2001	696,888
2002	631,396
2003	605,006
2004	589,606
Later years	1,422,668

Total	$4,729,586

    Estimated purchases under these contracts for fiscal 1999, 1998 and 1997 were $582.1 million, $514.4 million and $422.1 million, respectively.

    The company has noncancelable operating lease commitments on facilities and equipment at October 30, 1999, as follows:

(In thousands)
2000	$6,319
2001	5,712
2002	3,857
2003	3,274
2004	2,910
Later years	8,942

Total	$31,014

    The company has commitments to expend approximately $66.4 million to complete construction in progress at various locations at October 30, 1999. The company has also pledged $32.9 million of securities as collateral guaranteeing loans at October 30, 1999.

    The company is involved on an ongoing basis in litigation arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the company's results of operations, financial condition or liquidity.

H. STOCK OPTIONS

    The company has stock option plans for employees and nonemployee directors. The company's policy is to grant options with the exercise price equal to the market price of the common stock on the date of grant. The company follows APB opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options. Under APB opinion No. 25, when the exercisable price of employee stock options equals the underlying stock on the date of grant, no compensation expense is recorded. Options are exercisable upon grant and expire at various dates ranging from fiscal 2001 to 2009.

    Following is a summary of stock option activity:

	Shares	Weighted Average Option Price
	(In thousands, except per share data)
Balance October 26, 1996	2,560	$22.78
Granted	8	23.88
Exercised	(22)	21.57

Balance October 25, 1997	2,546	22.79
Granted	413	29.39
Exercised	(187)	20.96

Balance October 31, 1998	2,772	23.90
Granted	458	31.93
Exercised	(196)	21.86
Forfeitures	(9)	25.46

Balance October 30, 1999	3,025	$25.24

    Pro forma information regarding net income and earnings per share is required by SFAS 123, assuming the company accounted for its employee stock options using the fair value method. The fair value of options was estimated at the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1999, 1998 and 1997, respectively: risk free interest rate of 6.3%, 4.5% and 5.9%; a dividend yield of 1.8% in 1999 and 2.0% in 1998 and 1997; expected volatility of 23.4%, 24.3% and 22.2%; and an expected option life of seven years. The weighted-average fair value of options granted in fiscal 1999, 1998 and 1997 was $10.86, $8.53 and $8.17, respectively. Exercise prices ranged from $19.75 to $35.18 with a remaining average contractual life of six years at October 30, 1999. Pro forma net earnings and diluted earnings per share are as follows (because SFAS 123 is applicable only to options granted subsequent to fiscal 1995, its pro forma effect will not be fully reflected until fiscal 2000):

	1999	1998	1997
	(In thousands, except per share data)
Pro forma net income	$160,205	$137,036	$109,454
Pro forma diluted earnings per share	2.18	1.82	1.43
Diluted earnings per share—as reported	2.22	1.85	1.43

    The number of shares available for future grants were 69,122, 639,727 and 1,214,606 at October 30, 1999, October 31, 1998, and October 25, 1997, respectively.

I. RESTRUCTURING CHARGE

    The company recorded an $8.7 million restructuring charge ($5.4 million after tax or $.07 per share) in the fourth quarter of 1996 related to the exit from its catfish business. The restructuring charge included accruals related to the estimated costs associated with closing the fish farms and processing plants and liquidating the business. The amount accrued included $3.6 million to close the farms and fish processing plants, $2.7 million and $1.7 million of write-downs to estimated net realizable value related to fixed assets and live fish inventory, respectively, and $600,000 of employee related costs.

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

J. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following tabulations reflect the unaudited quarterly results of operations for the years ended October 30, 1999, and October 31, 1998, (the total of quarterly diluted income per share amounts for fiscal 1998 does not agree to the total for the year due to the calculation of the weighted-average shares outstanding for the quarter as compared to the weighted-average shares outstanding for the year):

	Net Sales	Gross Profit	Net Earnings	Diluted Earnings Per Share
	(In thousands, except per share data)
1999
First quarter	$799,005	$241,765	$42,380	$0.57
Second quarter	791,095	227,023	31,834	0.43
Third quarter	816,818	221,005	29,550	0.40
Fourth quarter	950,839	288,239	59,674	0.82

	$3,357,757	$978,032	$163,438	$2.22

1998
First quarter	$814,914	$209,718	$46,849	$0.61
Second quarter	778,325	200,516	26,296	0.34
Third quarter	755,769	194,625	20,994	0.28
Fourth quarter	912,037	255,853	45,152	0.61

	$3,261,045	$860,712	$139,291	$1.85

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
Hormel Foods Corporation
Austin, Minnesota

    We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 30, 1999 and October 31, 1998, and the related consolidated statements of operations, changes in shareholders' investment and cash flows for each of the three years in the period ended October 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 30, 1999 and October 31, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 30, 1999, in conformity with generally accepted accounting principles.

[ERNST & YOUNG]

Minneapolis, Minnesota
November 22, 1999

Shareholder Information

	1st Quarter Ending Jan. 29	2nd Quarter Ending April 29	3rd Quarter Ending July 29	4th Quarter Ending Oct. 28

Dividends (estimated dates)
Declaration Date	Nov. 22, 1999	March 27, 2000	May 22, 2000	Sept. 25, 2000
Ex-Dividend Date	Jan. 19, 2000	April 19, 2000	July 19, 2000	Oct. 18, 2000
Record Date	Jan. 22, 2000	April 22, 2000	July 22, 2000	Oct. 21, 2000
Payable Date	Feb. 15, 2000	May 15, 2000	Aug. 15, 2000	Nov. 15, 2000

Quarterly Earnings Releases/Quarterly Reports (estimated dates)	Feb. 17, 2000	May 18, 2000	Aug. 17, 2000	*Nov. 22, 2000

*See Reports and Publications

Corporate Headquarters
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680
(507) 437-5611

Internet
Hormel Foods Corporation has a presence on the Internet through four sites: www.hormel.com, www.spam.com, www.jennieo.com and www.hormelhealthlabs.com.

Independent Auditors
Ernst & Young LLP
1400 Pillsbury Center
Minneapolis, MN 55402-1491

[LOGO] Stock Listing  Hormel Foods Corporation's common stock is traded on the New York Stock Exchange. The company's symbol is HRL and is often shown as Hormel in the New York Stock Exchange listing found in the financial section of most daily newspapers. Here, shareholders are able to find the corporation's daily trading activity, stock price and dividend information.

Transfer and Registrar Agent
Norwest Bank Minnesota, N.A.
161 North Concord Exchange
P.O. Box 64854
South St. Paul, MN 55164-0854

    For the convenience of shareholders, a toll-free number (1-877-536-3559) can be used whenever questions arise regarding changes in registered ownership, lost or stolen certificates, address changes or other matters pertaining to the transfer of stock or shareholder records. When requesting information, shareholders must provide their tax identification number, the name(s) in which their stock is registered and their record address.

    If you hold stock in more than one account, duplicate mailings of financial information may result. You can help eliminate the added expense by requesting only one copy be sent. Please supply the transfer agent with the names in which all accounts are registered and the name of the account for which you wish to receive mailings. This will not in any way affect dividend check mailings.

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

    Dividends  The declaration of dividends and all dates related to the declaration of dividends are subject to the judgment and discretion of the Board of Directors of Hormel Foods Corporation. Therefore, there can be no assurance the events indicated in the table above will occur or occur on the indicated dates. The Declaration Date is the day on which the Board of Directors votes to declare the dividend. The Ex-Dividend Date is the date which the New York Stock Exchange sets to quote the price of the stock without the dividend. The Record Date is the date on which you must be a shareholder of record on the company's books to receive the dividend. The Payable Date closely follows the day of mailing of the checks. If a check is not received on this date, please wait at least one week to allow for possible postal delays before contacting the company.

    Reports and Publications  Copies of the company's Form 10-K annual report to the Securities and Exchange Commission (SEC), the Form 10-Q quarterly reports to the SEC, proxy statement, quarterly earnings releases and other printed corporate literature are available free of charge upon request. Telephone (507) 437-5164 or access financial and other information on the Internet at www.hormel.com.

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

Questions about Hormel Foods
Shareholder Inquiries
(507) 437-5669
Analyst/Investor Inquiries
(507) 437-5950
Media Inquiries
(507) 437-5345

    Annual Meeting  The Annual Meeting of Shareholders will be held Tuesday, January 25, 2000, in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m.

    Consumer Affairs  Inquiries regarding products of Hormel Foods Corporation should be addressed:

Consumer Affairs Department
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680
or call 1-800-523-4635

    Forward-Looking Information  This report may contain "forward-looking" information within the meaning of the federal securities laws. The "forward-looking" information may include statements concerning the company's outlook for the future as well as other statements of beliefs, future plans, strategies or anticipated events and similar expressions concerning matters that are not historical facts. "Forward-looking" statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. These risks and uncertainties include but are not limited to availability and prices of live hogs, raw materials and supplies, live turkey production costs, product pricing, the competitive environment and related market conditions, operating efficiencies, consumer perceptions and actions of domestic and foreign governments.

QuickLinks

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESPONSIBILITIES FOR FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS