Form 10-K, Exhibit 13
period 2000-10-28
HORMEL FOODS CORP /DE/
filed 2001-01-26
CIK 48465

QuickLinks -- Click here to rapidly navigate through this document
	2000	1999
Net Sales	$3,675,132,000	$3,357,757,000
Net Earnings	$170,217,000	$163,438,000
Per Share of Common Stock (Diluted)	$1.28	$1.11	*
Percent of Sales	4.63%	4.87%
Dividends to Shareholders	$49,028,000	$47,986,000
Per Share of Common Stock	$.35	$.33	*
Capital Additions	$100,125,000	$79,121,000
Depreciation and Amortization	$65,886,000	$64,656,000
Working Capital	$368,484,000	$414,736,000
Shareholders' investment	$873,877,000	$841,142,000

*
Earnings per share and dividends per share have been restated to reflect the effect of the two-for-one stock split which was approved by the shareholders at the Annual Meeting on January 25, 2000.

TABLE OF CONTENTS

Financial Highlights	Inside Front Cover
Executive Letter	2
U.S. Operations	6
International Operations	14
Officers and Board of Directors	16
Management's Discussion and Analysis of Financial Condition and Results of Operations	17
Responsibilities for Financial Statements	19
Selected Financial Data	20
Consolidated Statements of Financial Position	22
Consolidated Statements of Operations	24
Consolidated Statements of Changes in Shareholders' Investment	25
Consolidated Statement of Cash Flows	26
Notes to Consolidated Financial Statements	27
Report of Independent Auditors	32
Shareholder Information	Inside Bank Cover

BUSINESS DESCRIPTION

    Hormel Foods Corporation is a multinational manufacturer and marketer of consumer-branded meat and food products, many of which are among the best known and trusted in the food industry. The company enjoys a strong reputation among consumers, retail grocers, foodservice and industrial customers for products highly regarded for quality, taste, nutrition, convenience and value. Hormel Foods Corporation is composed of more than 12,200 employees, including subsidiaries. There are approximately 11,200 record shareholders of the company's stock and another 12,500 shareholders whose shares are held in street name by brokerage firms and financial institutions.

    Trademarks  Throughout this Annual Report to Shareholders, references in italic represent valuable trademarks owned or licensed by Hormel Foods Corporation or its subsidiaries.

    Internet Sites  Hormel Foods Corporation has a presence on the Internet through a number of sites, including:

www.hormel.com
www.spam.com
www.jennieo.com
www.hormelpepperoni.com
www.hormel-spd.com
www.hometheaterlabs.om
www.worldfood.com
www.gmbond.com

(Cover Page 2)

FINANCIAL SECTION

Management's Discussion and Analysis of Financial Condition and Results of Operations

     (In Thousands of Dollars, Except Per Share Amounts)

    Fiscal Years 2000 and 1999:  Fiscal year 2000 was a particularly strong year for Hormel Foods. Company marketing efforts, combined with strong consumer demand, resulted in record sales and earnings. With all major operating units experiencing record sales levels, company facilities were able to operate at optimum efficiencies. Adequate supplies of live hogs supported the sales increases.

    Although cash markets for hog purchases were higher in 2000 than a year earlier, existing hog procurement contracts resulted in a cost of hogs less than the quoted spot cash market. It is anticipated that the company's hog contracts will continue to provide hogs at prices below the quoted markets into the first quarter of 2001.

    The company continues to expand its line of consumer-branded products through both new product introductions and line extensions. Increased sales of branded products helped to reduce exposure to fluctuating commodity prices. The company made considerable progress in 2000 with the continued expansion of consumer-branded pork products further reducing the effect of fluctuating commodity prices on the company's principal raw materials.

    Net earnings for the year increased 4.1 percent to $170,217 from $163,438 in 1999. Results for 1999 include an after-tax gain of $3,808 from the sale of land by Campofrio Alimentacion, S.A., Madrid, Spain, a company in which Hormel Foods has an equity ownership interest. Excluding the one-time gain, net earnings for 2000 increased by $10,587, or 6.6 percent. Net sales in 2000 increased 9.5 percent to $3,675,132 from $3,357,757 last year. Tonnage for the year increased 1.0 percent compared to 1999.

    Net earnings for the fourth quarter of 2000 were $60,979, an increase of 2.2 percent over earnings of $59,674 for the same period last year. Sales for the quarter increased 5.8 percent to $1,006,181 compared to $950,839 in 1999. Tonnage increased 0.2 percent for the quarter compared to last year.

    The company's core branded business continued to be the major contributor to earnings as all core business groups and subsidiaries contributed to the record performance. Increased market share and distribution by some of the company's best-known brands, as well as increased activity in new market introductions, drove the record sales and earnings performance.

    Margins for the Refrigerated Foods Group during the fourth quarter were impacted by live hog prices that were 25.4 percent higher than the same period a year ago. As noted earlier, the company's hog procurement contracts with suppliers softened the impact of the higher live hog prices. The company processed 1.0 percent more hogs during the quarter compared to 1999.

    Sales by the Foodservice Division increased 25.8 and 30.3 percent for the quarter and year, respectively, when compared to last year. Increases were realized in all 15 categories of branded products. The largest category gain occurred in premium pork, which includes Always Tender pork, which was up 88.0 percent over the same quarter a year ago.

    Total Meat Products Division tonnage decreased 2.6 percent for the fourth quarter and increased 3.6 percent for the year compared to last year. Branded tonnage increased 36.6 percent for the year compared to 1999. Record market share was accomplished in fiscal 2000 for pepperoni and bacon. The fully cooked entree lines continue to perform strongly. Four new entrees were introduced in the fourth quarter.

    Sales by the Grocery Products Division were down 6.5 percent for the quarter but finished on plan with an increase of just under 1.0 percent for the year. The 2000 plan had anticipated a decrease for the quarter as a result of an extremely strong fourth quarter in 1999 that included Y2K stocking. The decrease in sales, on a comparative basis, is expected to continue into the first quarter of 2001 but should be offset by favorable sales comparisons expected to be attained in the final three quarters of 2001.

    Jennie-O sales dollars increased 8.8 percent for the quarter and 3.4 percent for the year compared to 1999 primarily as a result of an improved sales mix. Tonnage for the quarter increased by 5.9 percent compared to last year. Tonnage was flat for the year primarily as a result of a decision earlier in the year to convert traditional summer cut-up breast and commodity part sales into whole birds. As anticipated, the whole bird market remained strong this fall, particularly on the hen side, and allowed Jennie-O to profit from this strategy.

    Other value-added segments of Jennie-O's business continued to grow with foodservice again registering double-digit sales increases for the quarter and year. The most recent 12-week AC Nielsen scanner data shows increases in sales volume with an increase in market share and distribution for most of Jennie-O's measured retail brands. Jennie-O continues to be aggressive in new product development. The company will roll out four new foodservice products in the first quarter of 2001 which follows the successful launch of four new retail items in the fourth quarter of 2000.

    Hormel Foods International experienced significant tonnage growth as many of the company's domestic brands continued to gain increased recognition and distribution in world markets. China, Canada and the Asia-Pacific region, including Japan, Micronesia and South Korea, all experienced double-digit volume growth. Sales of Stagg chili and SPAM luncheon meat, including the introduction of SPAM hot & spicy flavored with TABASCO brand pepper sauce and SPAM oven roasted turkey, were significant contributors to growth in the international market.

    Selling and delivery expenses for the fourth quarter and year were $99,049 and $379,326, respectively, compared to $95,683 and $356,553 last year. As a percentage of sales, selling and delivery expenses were 9.8 and 10.3 percent for the quarter and year compared to 10.1 and 10.6 percent in 1999.

    Marketing expenses decreased to $69,180 for the quarter and $292,808 for the year from $82,774 and $307,376 for the same periods last year. As a percentage of sales, marketing expenses decreased to 6.9 and 8.0 percent for the quarter and year, respectively, compared to 8.7 and 9.2 percent in 1999. Marketing expenses were down in the fourth quarter due to program spending based on tonnage of specific product lines.

    Administrative and general expenses were $15,848 and $65,517 for the quarter and year, respectively, compared to $20,381 and $73,196 last year. As a percentage of sales, administrative and general expenses for the quarter and year were 1.6 and 1.8 percent compared to 2.1 and 2.2 percent for the same periods in 1999.

    Research and development continues to be an integral part of the company's strategy to extend existing brands and expand its offering of new consumer-branded items. Research and development expenses for the quarter and year were $2,520 and $9,592, respectively, compared to $2,457 and $9,566 for the same periods last year. Research and development expenses of Hormel Foods LLC, which has responsibility for the company's intangible assets, are included in administrative and general expenses.

    The company's effective tax rate for the quarter and year was 34.9 and 35.6 percent compared to 35.1 and 35.0 percent in 1999. The reduction in the rate for the fourth quarter was the result of favorable settlements of various state audits.

    Fiscal Years 1999 and 1998:  During 1999, the company experienced record sales levels across all major operating units. Abundant supplies of live hogs at reasonable costs supported the sales increases.

    Although benefiting from relatively low markets for cash hog purchases, the company continued to pay substantially more than quoted markets for hogs purchased under procurement contracts. The contract costs are fully reflected in the company's financial results. Similar market conditions were experienced in 1998.

    Net earnings for the year increased 17.3 percent to $163,438 from $139,291 in 1998. Results for 1999 include an after-tax gain of $3,808 from the sale of land by Campofrio Alimentacion, S.A., Madrid, Spain, a company in which Hormel Foods has an equity ownership interest. Results for 1998 include an after-tax gain of $17,402 from the sale of the company's Davenport, Iowa, gelatin plant to Goodman Fielder Limited, Sydney, Australia. Excluding these one-time gains, company net earnings from continuing operations in 1999 of $159,630 exceeded 1998 earnings by $37,741, or 31.0 percent. Net sales in 1999 increased 3.0 percent to $3,357,757 from $3,261,045 the previous year. Tonnage for the year increased 7.1 percent compared to 1998. Fiscal 1999 was a 52-week year compared to a 53-week year in 1998.

    Net earnings for the fourth quarter of 1999 were $59,674, an increase of 32.2 percent over earnings of $45,152 for the same period in 1998. Sales for the quarter were $950,839, a 4.3 percent increase from a year earlier. Tonnage increased 1.4 percent for the quarter compared to 1998.

    Virtually all divisions and subsidiaries contributed to the record performance. All major divisions experienced volume growth which, in many cases, exceeded category growth. Increased market share and distribution by some of the company's best-known brands resulted in record sales volume and profits for the Foodservice, Meat Products and Prepared Foods Groups.

    Jennie-O also had its best year ever with record sales, tonnage and profits. Generally favorable market conditions, including both feed costs and commodity turkey prices, contributed to the results. Jennie-O experienced increased brand distribution for a number of their best-known branded products.

    Hormel Foods International experienced record sales and export tonnage for the year while earnings improved over 1998. Sales of Jennie-O whole turkeys, Stagg chili and SPAM luncheon meat were significant contributors to growth in the international market.

    Selling and delivery expenses for the fourth quarter and year were $95,683 and $356,553, respectively, compared to $102,028 and $328,050 in 1998. As a percentage of sales, selling and delivery expenses were 10.1 and 10.6 percent for the quarter and year compared to 11.2 and 10.1 percent the previous year.

    Marketing expenses increased to $82,774 for the quarter and $307,376 for the year compared to $77,232 and $276,826 in 1998. As a percentage of sales, marketing expenses in 1999 compared to 1998 increased to 8.7 from 8.5 percent for the quarter and to 9.2 from 8.5 percent for the year.

    Administrative and general expenses were $20,381 and $73,196 for the quarter and year, respectively, compared to $10,813 and $72,331 in 1998. As a percentage of sales, administrative and general expenses for the quarter and year were 2.1 and 2.2 percent compared to 1.2 and 2.2 percent for the same periods last year.

    Research and development expenses for the quarter and year were $2,457 and $9,566 compared to $2,412 and $9,037 for the same periods in 1998.

    The company's effective tax rate declined to 35.0 percent from 35.9 percent in 1998. The reduction is primarily due to a decrease in state and local taxes and foreign equity earnings which are net of tax.

    Liquidity:  The company continues to have an exceptionally strong balance sheet. Cash, cash equivalents and short-term marketable securities were $106,610 at the end of 2000. Long-term debt declined $38,795 to $145,928, reflecting payments made by the company in fiscal 2000. On October 31, 2000, the company entered into a $425,000 short-term credit facility which replaced an existing credit line of $20,000. The credit facility is for general corporate purposes and may be used for acquisitions. The strong balance sheet and available credit facility provide the company with the ability to take advantage of expansion or acquisition opportunities that may arise.

    During 2000, cash provided by operating activities was $151,304 as compared to $239,536 last year. The decrease in cash provided by operating activities was primarily due to changes in working capital items which were in the normal course of business.

    Cash used for investing activities in 2000 decreased to $74,456 from $144,132 in 1999. The decrease in cash used for investing activities reflects a lower amount of securities held for investment as well as normal purchases of property, plant and equipment. Cash used in 1999 included the equity investment in the Purefoods-Hormel Company in the Philippines.

    Cash used for financing activities increased to $164,512 from $111,028 in 1999 primarily due to net payments on long-term debt. Cash dividend payments were up slightly from 1999, and the company continued to repurchase Common Stock in the market. During the year, the company repurchased 4,307,100 shares of its Common Stock at an average price per share of $17.49 under a repurchase plan approved in September 1998. During the fourth quarter, 900,800 shares were repurchased under the plan at an average price per share of $15.98.

    Financial ratios for 2000 and 1999 are presented below:

	2000	1999
Liquidity Ratios
Current ratio	2.1	2.1
Receivables turnover	12.8	13.7
Days sales in receivables	30.6	28.9
Inventory turnover	9.7	9.3
Days sales in inventory	38.4	41.5
Leverage Ratio
Long-term debt to equity (including current maturities)	21.1%	26.9%
Operating Ratios
Pretax profit to net worth	30.8%	30.4%
Pretax profit to total assets	15.9%	15.5%

    Market Risk:  The principal market risk affecting the company is the exposure to changes in interest rates on the company's fixed-rate, long-term debt. Market risk for fixed-rate, long-term debt is estimated as the potential increase in fair value, resulting from a hypothetical 10.0 percent decrease in interest rates, and amounts to approximately $1,604. The fair values of the company's long-term debt were estimated using discounted future cash flows based on the company's incremental borrowing rates for similar types of borrowing arrangements.

    While the company does have international operations and operates in international markets, it considers its market risk in such activities to be immaterial.

    Forward-Looking Statements:  The company and its representatives may from time to time make written or oral statements with respect to annual or long-term goals and expectations of the company. These statements include, but are not limited to, the company's filings with the Securities and Exchange Commission and in its reports to shareholders. The company cautions readers not to place undue reliance on forward-looking statements which represent current views as of the date made.

    Exhibit 99 to the Annual Report on Form 10-K for the year ended October 30, 1999, provides the full text of the company's cautionary statement relevant to forward-looking statements and information for the purpose of "Safe Harbor" provisions of the Private Securities Litigations Reform Act of 1995.

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

/s/ Joel W. Johnson	/s/ Michael J. McCoy
Joel W. Johnson Chairman of the Board President and Chief Executive Officer	Michael J. McCoy Senior Vice President Chief Financial Officer

Selected Financial Data

	2000	1999	1998*	1997	1996	1995	1994	1993	1992*	1991	1990
	(In thousands, except per share amounts)
Operations
Net Sales	$3,675,132	$3,357,757	$3,261,045	$3,256,551	$3,098,685	$3,046,195	$3,064,793	$2,853,997	$2,813,651	$2,836,222	$2,681,180
Net Earnings Before Cumulative Effect of Accounting Changes	170,217	163,438	139,291	109,492	79,408	120,436	117,975	100,770	95,174	86,393	77,124
Percent of Sales	4.63%	4.87%	4.27%	3.36%	2.56%	3.95%	3.85%	3.53%	3.38%	3.05%	2.88%
Cumulative Effect of Accounting Changes								(127,529)**
Net Earnings (Loss)	170,217	163,438	139,291	109,492	79,408	120,436	117,975	(26,759)	95,174	86,393	77,124
Wage Costs	528,746	503,890	498,973	435,789	398,824	373,901	351,096	325,115	304,696	278,537	267,391
Total Taxes (Excluding Payroll Tax)	105,537	100,381	89,816	73,115	56,992	84,329	82,915	70,026	64,968	60,035	51,990
Depreciation and Amortization	65,886	64,656	60,273	52,925	42,700	37,220	36,611	32,174	38,972	36,269	35,554
Financial Position
Working Capital	$368,484	$414,736	$449,714	$410,774	$456,850	$441,452	$443,298	$392,846	$401,216	$346,164	$293,818
Properties (Net)	541,549	505,624	486,907	488,738	421,486	333,084	270,886	244,987	216,390	231,817	235,026
Total Assets	1,641,940	1,685,585	1,555,892	1,528,535	1,436,138	1,223,860	1,196,718	1,093,559	913,015	856,835	799,422
Long-term Debt
Less Current Maturities	145,928	184,723	204,874	198,232	127,003	16,959	10,300	5,700	7,624	22,833	24,535
Shareholders' Investment	873,877	841,142	813,315	802,202	785,551	732,047	661,089	570,888	644,284	583,408	513,832
Per Share of Common Stock
Net Earnings Before Cumulative Effect of Accounting Changes—Basic	$1.21	$1.12	$0.93	$0.72	$0.52	$0.79	$0.77	$0.66	$0.62	$0.56	$0.50
Net Earnings Before Cumulative Effect of Accounting Changes—Diluted	1.20	1.11	0.93	0.71	0.52	0.78	0.77	0.66	0.62	0.56	0.50
Cumulative Effect of Accounting Changes								(0.83)**
Net Earnings (Loss)—Basic	1.21	1.12	0.93	0.72	0.52	0.79	0.77	(0.17)	0.62	0.56	0.50
Net Earnings (Loss)—Diluted	1.20	1.11	0.93	0.71	0.52	0.78	0.77	(0.17)	0.62	0.56	0.50
Dividends	0.35	0.33	0.32	0.31	0.30	0.29	0.25	0.22	0.18	0.15	0.13
Shareholders' Investment	6.31	5.89	5.53	5.29	5.07	4.77	4.31	3.72	4.20	3.81	3.35

 * 53 Weeks
** Adoption of SFAS No. 106 and No. 109

    Common Stock Data  The high and low closing price of the company's common stock and the dividends per share declared for each fiscal quarter of 2000 and 1999, respectively, are shown at right:

2000	High	Low	Dividend
First Quarter	$22.2813	$19.2500	$.0875
Second Quarter	19.4063	14.1250	.0875
Third Quarter	19.6875	15.0000	.0875
Fourth Quarter	16.8750	15.1875	.0875
1999	High	Low	Dividend
First Quarter	$17.7500	$14.7813	$.0825
Second Quarter	19.0000	17.1563	.0825
Third Quarter	20.2188	18.3750	.0825
Fourth Quarter	22.6250	19.1250	.0825

    All figures reflect two-for-one stock split approved by shareholders at the Annual Meeting on January 25, 2000.

Consolidated Statements of Financial Position

	October 28, 2000	October 30, 1999
	(In thousands)
Assets
Current Assets
Cash and cash equivalents	$100,646	$188,310
Short-term marketable securities	5,964	60,252
Accounts receivable	307,732	266,059
Inventories	281,404	270,239
Deferred income taxes	9,021	9,526
Prepaid expenses	6,342	5,757

Total Current Assets	711,109	800,143
Deferred Income Taxes	61,622	60,051
Intangibles	92,632	98,544
Investments in and Receivables from Affiliates	151,383	142,879
Other Assets	83,645	78,344
Property, Plant and Equipment
Land	13,314	13,108
Buildings	291,512	286,662
Equipment	701,554	652,723
Construction in progress	75,232	49,693

	1,081,612	1,002,186
Less allowance for depreciation	(540,063)	(496,562)

	541,549	505,624

Total Assets	$1,641,940	$1,685,585

	October 28, 2000	October 30, 1999
	(In thousands)
Liabilities and Shareholders' Investment
Current Liabilities
Accounts payable	$154,893	$162,585
Accrued expenses	30,117	37,255
Accrued marketing expenses	34,252	34,882
Employee compensation	59,138	73,050
Taxes, other than federal income taxes	10,982	12,333
Dividends payable	12,195	11,902
Federal income taxes	2,609	12,186
Current maturities of long-term debt	38,439	41,214

Total Current Liabilities	342,625	385,407
Long-term Debt—less current maturities	145,928	184,723
Accumulated Postretirement Benefit Obligation	252,118	252,236
Other Long-term Liabilities	27,392	22,077
Shareholders' Investment
Preferred stock, par value $.01 a share—authorized 80,000,000 shares; issued—none
Common stock, nonvoting, par value $.01 a share—authorized 80,000,000 shares; issued—none
Common stock, par value $.0586 a share—authorized 400,000,000 shares; issued 138,569,429 shares October 28, 2000 issued 142,724,870 shares October 30, 1999	8,120	8,364
Accumulated other comprehensive loss	(20,917)	(6,305)
Retained earnings	886,674	839,083

Total Shareholders' Investment	873,877	841,142

Total Liabilities and Shareholders' Investment	$1,641,940	$1,685,585

See notes to consolidated financial statements.

Consolidated Statements of Operations

	Fiscal Year Ended
	October 28, 2000	October 30, 1999	October 31, 1998
	(In thousands, except per share amounts)
Sales, less returns and allowances	$3,675,132	$3,357,757	$3,261,045
Cost of products sold	2,674,874	2,379,725	2,400,333

Gross Profit	1,000,258	978,032	860,712
Expenses and gain on plant sale:
Selling and delivery	379,326	356,553	328,050
Marketing	292,808	307,376	276,826
Administrative and general	65,517	73,196	72,331
Gain on plant sale			(28,379)

Operating Income	262,607	240,907	211,884
Other income and expense:
Interest and investment income	16,204	17,317	14,821
Equity in earnings of affiliates	476	6,995	4,323
Interest expense	(14,906)	(13,746)	(13,692)

Earnings Before Income Taxes	264,381	251,473	217,336
Provision for income taxes	94,164	88,035	78,045

Net Earnings	$170,217	$163,438	$139,291

Net Earnings Per Share (basic)	$1.21	$1.12	$0.93

Net Earnings Per Share (diluted)	$1.20	$1.11	$0.93

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Investment

	Common Stock		Treasury Stock
					Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Investment
	Shares	Amount	Shares	Amount
	(In thousands, except per share amounts)
Balance at October 25, 1997	151,553	$8,881	0	$0	$795,119	$(1,798)	$802,202
Comprehensive income
Net earnings					139,291		139,291
Foreign currency translation						(2,034)	(2,034)
Adjustment in minimum pension liability						(79)	(79)

Comprehensive income							137,178
Purchases of common stock			(4,744)	(80,104)			(80,104)
Exercise of stock options			182	3,074	(1,562)		1,512
Shares retired	(4,324)	(253)	4,324	73,471	(73,218)		0
Cash dividends—$.32 per share					(47,473)		(47,473)

Balance at October 31, 1998	147,229	8,628	(238)	(3,559)	812,157	(3,911)	813,315
Comprehensive income
Net earnings					163,438		163,438
Foreign currency translation						(3,206)	(3,206)
Adjustment in minimum pension liability						812	812

Comprehensive income							161,044
Purchases of common stock			(4,498)	(87,678)			(87,678)
Exercise of stock options			232	4,401	(1,954)		2,447
Shares retired	(4,504)	(264)	4,504	86,836	(86,572)		0
Cash dividends—$.33 per share					(47,986)		(47,986)

Balance at October 30, 1999	142,725	8,364	0	0	839,083	(6,305)	841,142
Comprehensive income
Net earnings					170,217		170,217
Foreign currency translation						(6,972)	(6,972)
Adjustment in minimum pension liability						(7,640)	(7,640)

Comprehensive income							155,605
Purchases of common stock			(4,429)	(77,591)			(77,591)
Exercise of stock options			273	4,445	(696)		3,749
Shares retired	(4,156)	(244)	4,156	73,146	(72,902)		0
Cash dividends—$.35 per share					(49,028)		(49,028)

Balance at October 28, 2000	138,569	$8,120	0	$0	$886,674	$(20,917)	$873,877

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	October 28, 2000	October 30, 1999	October 31, 1998
	(In thousands)
Operating Activities
Net earnings	$170,217	$163,438	$139,291
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	59,974	57,956	53,159
Amortization of intangibles	5,912	6,700	7,114
Equity in earnings of affiliates	(476)	(6,995)	(4,323)
Provision for deferred income taxes	7,160	(1,838)	4,520
Loss (gain) on property/equipment sales and plant facilities	360	1,293	(15,346)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(41,673)	(43,140)	11,047
(Increase) decrease in inventories and prepaid expenses	(11,750)	(28,476)	25,276
(Decrease) increase in accounts payable and accrued expenses	(38,420)	90,598	8,282

Net cash provided by operating activities	151,304	239,536	229,020
Investing Activities
Sale of held-to-maturity securities	84,618	82,502	86,301
Purchase of held-to-maturity securities	(30,330)	(108,656)	(114,866)
Purchases of property/equipment	(100,125)	(79,121)	(75,774)
Proceeds from sales of property/equipment	3,866	1,155	39,792
(Increase) decrease in investments, equity in affiliates and other assets	(36,044)	(42,177)	4,052
Dividends from affiliates	3,559	2,165	1,670

Net cash used in investing activities	(74,456)	(144,132)	(58,825)
Financing Activities
Proceeds from long-term debt	4,439	26,100	17,589
Principal payments on long-term debt	(43,183)	(4,778)	(4,312)
Dividends paid on common stock	(48,735)	(47,858)	(47,678)
Share repurchase	(75,330)	(87,636)	(80,076)
Other	(1,703)	3,144	1,363

Net cash used in financing activities	(164,512)	(111,028)	(113,114)

(Decrease) increase in cash and cash equivalents	(87,664)	(15,624)	57,081
Cash and cash equivalents at beginning of year	188,310	203,934	146,853

Cash and cash equivalents at end of year	$100,646	$188,310	$203,934

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(October 28, 2000)

Note A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

    Fiscal Year:  The company's fiscal year ends on the last Saturday in October. Fiscal years 2000 and 1999 consisted of 52 weeks and fiscal year 1998 consisted of 53 weeks.

    Inventories:  Inventories are stated at the lower of cost or market. Livestock and the materials portion of products are valued on the first-in, first-out method with the exception of the materials portion of turkey products which is valued on the last-in, first-out method. Substantially all inventoriable expenses, packages and supplies are valued by the last-in, first-out method.

    Property, Plant and Equipment:  Property, plant and equipment are stated at cost. The company generally uses the straight-line method in computing depreciation. The annual provisions for depreciation have been computed principally in accordance with the following ranges of asset lives: buildings 20 to 40 years, machinery and equipment 5 to 10 years.

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

    Intangibles:  Goodwill and other intangibles are recorded at their estimated fair values at date of acquisition and are amortized on a straight-line basis over periods ranging up to 40 years. Accumulated amortization at October 28, 2000, and October 30, 1999, was $48.0 million and $42.1 million, respectively.

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

    Equity Method Investments:  The company has a number of investments in joint ventures and other entities where its voting interests are in excess of 20 percent but not greater than 50 percent. The company accounts for such investments under the equity method of accounting, and its underlying share of each investee's equity is reported in the consolidated balance sheet as part of investments in affiliates.

    The company's only material equity investments are in the common stock of a Spanish company, Campofrio Alimentacion, S.A. (Campofrio), and a joint venture in the Purefoods-Hormel Company in the Philippines. As of October 28, 2000, the company held an 18.2 percent ownership interest in Campofrio. The company intends and has the ability to regain an ownership interest over 20 percent. The fair value of such publicly traded securities was $75.3 million at October 28, 2000. The company purchased a 40.0 percent interest in the Purefoods-Hormel Company in 1999 for $22.2 million. The company recorded a $3.8 million gain, or $.03 a share, for the sale of land by Campofrio in the first quarter of 1999.

    Divestitures and Acquisitions:  The company recorded a $28.4 million gain ($17.4 million after tax, or $.12 per share) in the first quarter of 1998 related to the sale of its Davenport (Iowa) gelatin/specialized proteins plant.

    Revenue Recognition:  The company follows a policy of recognizing sales at the time of product shipment.

    Advertising Expenses:  Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with coupons, samples and market research. Advertising costs for fiscal years 2000, 1999 and 1998 were $260.1 million, $273.2 million and $246.1 million, respectively.

    Research and Development Expenses:  Research and development expenses incurred for fiscal years 2000, 1999 and 1998 were $9.6 million, $9.6 million and $9.0 million, respectively.

    Income Taxes:  The company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

    Employee Stock Options:  The company uses the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for employee stock options. Under the intrinsic value method, compensation expense is recognized only to the extent the market price of the common stock exceeds the exercise price of the stock option at the date of the grant.

    Earnings Per Share:  The following table presents information necessary to calculate basic and diluted earnings per common share and common share equivalents:

	2000	1999	1998
	(In thousands, except per share data)
Net earnings	$170,217	$163,438	$139,291

Weighted-average shares outstanding for basic earnings per share	140,532	145,794	149,486
Dilutive effect of stock options	991	1,216	920

Adjusted weighted-average shares outstanding and assumed conversions for diluted earnings per share	141,523	147,010	150,406

Basic earnings per share	$1.21	$1.12	$0.93

Diluted earnings per share	$1.20	$1.11	$0.93

    On November 22, 1999, the Hormel Foods Corporation Board of Directors authorized a two-for-one split of the company's common stock that was approved by the shareholders at the Annual Meeting on January 25, 2000. The calculation of earnings per share in the above table and elsewhere in this Annual Report reflects the impact from this split.

    Accounting Changes and Recent Accounting Pronouncements:  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities"; SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of SFAS No. 133"; and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of SFAS No. 133." These statements outline the accounting treatment for all derivative activity. The company is required to adopt SFAS No. 133 in the first quarter of fiscal 2001 and does not expect adoption to have a material effect on its results of operations or financial position.

Note B: CASH AND CASH EQUIVALENTS AND SHORT-TERM MARKETABLE SECURITIES

    The company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The company classifies investments with an original maturity of more than three months on their acquisition date as short-term marketable securities. The company's cash and cash equivalents and short-term marketable securities at October 28, 2000, and October 30, 1999, consisted of the following (cost approximates fair value):

	October 28, 2000		October 30, 1999
	Cash and Cash Equivalents	Short-term Marketable Securities	Cash and Cash Equivalents	Short-term Marketable Securities
	(In thousands)
Held-to-maturity securities:
Commercial paper		$5,964	$25,339	$54,256
Municipal securities	$5,521		38,151	996
Preferred securities			33,642	5,000
Taxable securities			3,702
Cash	95,125		87,476

Total	$100,646	$5,964	$188,310	$60,252

Note C: INVENTORIES

    Principal components of inventories are:

	October 28, 2000	October 30, 1999
	(In thousands)
Finished products	$174,032	$158,824
Raw materials and work-in-process	76,432	76,639
Materials and supplies	61,480	62,143
LIFO reserve	(30,540)	(27,367)

Total	$281,404	$270,239

    Inventoriable expenses, packages and supplies and turkey products amounting to approximately $87.6 million at October 28, 2000, and $92.7 million at October 30, 1999, are stated at cost determined by the last-in, first-out method and are $30.5 million and $27.4 million lower in the respective years than such inventories determined under the first-in, first-out method.

Note D: LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

    Long-term debt consists of:

	October 28, 2000	October 30, 1999
	(In thousands)
Industrial revenue bonds with variable interest rates, due 2005	$4,700	$4,700
Promissory notes, principal and interest due annually through 2007, interest at 7.23% and 8.9%, secured by limited partnership interests in affordable housing	2,872	5,789
Medium-term unsecured notes, $35,000 maturing in 2002 and $75,000 maturing in 2006, with interest at 7.16% and 7.35%, respectively, principal and interest due annually through 2006	87,619	110,000
Medium-term unsecured note, denominated in euros, with variable interest rate, principal and interest due semi-annually through 2004	40,620	52,200
Declining balance credit facility, denominated in euros, with variable interest rate, principal due annually through 2004	20,312	22,647
Medium-term secured notes with variable rates, principal and interest due semi-annually through 2006, secured by various equipment	11,377	14,096
Variable rate—revolving credit agreements	13,300	14,150
Other	3,567	2,355

	184,367	225,937
Less current maturities	38,439	41,214

Total	$145,928	$184,723

    The company has various lines of credit which have a maximum available commitment of $37.3 million. As of October 28, 2000, the company has unused lines of credit of $24.0 million which bear interest at variable rates below prime. A fixed fee is paid for the availability of credit lines.

    Aggregate annual maturities of long-term debt for the five fiscal years after October 28, 2000, are as follows:

(In thousands)
2001	$38,439
2002	41,990
2003	31,684
2004	28,695
2005	16,758

    Total interest paid during fiscal 2000, 1999 and 1998 was $16.5 million, $14.8 million and $13.6 million, respectively. Based on borrowing rates currently available to the company for long-term financing with similar terms and average maturities, the fair value of long-term debt, including current maturities, utilizing discounted cash flows is $185 million.

    On October 31, 2000, the company entered into a $425.0 million line of credit which replaced an existing credit line of $20.0 million.

Note E: PENSION AND OTHER POSTRETIREMENT HEALTH CARE BENEFITS

    The company has several noncontributory defined benefit plans and defined contribution plans covering most employees. Total costs associated with the company's defined contribution benefit plans in 2000, 1999 and 1998 were $11.5 million, $10.9 million and $9.9 million, respectively. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service while plan benefits covering salaried employees are based on final average compensation. The company's funding policy is to make annual contributions of not less than the minimum required by applicable regulations.

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

    The following is a reconciliation of the beginning and ending balances of the benefit obligation and the fair value of plan assets:

	Pension Benefits		Other Benefits
	2000	1999	2000	1999
	(In thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$485,937	$492,614	$266,676	$274,205
Service cost	10,964	10,921	2,229	2,920
Interest cost	35,455	33,298	19,284	18,555
Actuarial loss (gain)	11,102	(17,712)	15,831	(10,137)
Benefits paid	(42,959)	(33,184)	(22,309)	(18,867)

Benefit obligation at end of year	500,499	485,937	281,711	266,676

Change in plan assets:
Fair value of plan assets at beginning of year	571,241	566,216
Actual return on plan assets	14,530	35,684
Employer contributions	11,970	2,525
Benefits paid	(42,959)	(33,184)

Fair value of plan assets at end of year	554,782	571,241

Funded status	54,283	85,304	(281,711)	(266,676)
Unrecognized net transition liability	2,144	2,947
Unrecognized actuarial (gain) loss	(16,307)	(66,406)	26,641	10,866
Unrecognized prior service cost	6,550	7,990	(2,382)	(2,734)
Benefit payments subsequent to measurement date	256	193	5,334	6,308

Net amount recognized	$46,926	$30,028	$(252,118)	$(252,236)

    As of the 2000 valuation date, plan assets included common stock of the company having a market value of $57.7 million. Dividends paid during the year on shares held by the plan were $1.2 million.

    Amounts recognized in the consolidated balance sheets as of October 28, 2000, and October 30, 1999, were as follows:

	Pension Benefits		Other Benefits
	2000	1999	2000	1999
	(In thousands)
Prepaid benefit cost	$80,265	$68,662
Accrued benefit liability	(50,981)	(44,263)	$(257,452)	$(258,544)
Intangible asset	3,170	3,891
Accumulated other comprehensive loss	14,216	1,545
Benefit payments subsequent to measurement date	256	193	5,334	6,308

Net amount recognized	$46,926	$30,028	$(252,118)	$(252,236)

    The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets were $55.0 million,

$50.7 million and $0, respectively, as of October 28, 2000, and $49.5 million, $44.3 million and $0, respectively, as of October 30, 1999.

    Weighted-average assumptions for pension and other benefits were as follows:

	2000	1999	1998
Discount rate	7.50%	7.50%	7.00%
Rate of future compensation increase	5.00%	5.00%	5.00%
Expected long-term return on plan assets	9.50%	9.50%	9.50%

    For measurement purposes, a 5.9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease to 5.5% for 2004 and remain at that level thereafter.

    Net periodic cost of defined benefit plans included the following:

	Pension Benefits
	2000	1999	1998
	(In thousands)
Service cost	$10,964	$10,921	$9,567
Interest cost	35,455	33,298	32,628
Expected return on plan assets	(52,724)	(52,293)	(50,137)
Amortization of transition obligation	803	803	803
Amortization of prior service cost	1,440	1,153	1,153
Recognized actuarial (gain) loss	(803)	(878)	(1,967)

Net periodic benefit cost	$(4,865)	$(6,996)	$(7,953)

	Other Benefits
	2000	1999	1998
	(In thousands)
Service cost	$2,229	$2,920	$3,438
Interest cost	19,284	18,555	18,384
Amortization of prior service cost	(352)	(351)	(351)
Recognized actuarial (gain) loss	56	1,446	1,362

Net periodic benefit cost	$21,217	$22,570	$22,833

    Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point
	Increase	Decrease
	(In thousands)
Effect on total of service and interest cost components	$797	$(707)
Effect on the postretirement benefit obligation	26,971	(15,362)

Note F: INCOME TAXES

    The components of the provision for income taxes are as follows:

	2000	1999	1998
	(In thousands)
Current:
U.S. Federal	$78,384	$80,621	$62,823
State	8,226	9,098	10,049
Foreign	394	154	653

Total current	87,004	89,873	73,525

Deferred:
U.S. Federal	6,464	(1,657)	4,080
State	696	(181)	440

Total deferred	7,160	(1,838)	4,520

Total provision for income taxes	$94,164	$88,035	$78,045

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The company believes that, based upon its lengthy and consistent history of profitable operations, it is probable that the net deferred tax assets of $70.6 million will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the deferred income tax liabilities and assets were as follows:

	October 28, 2000	October 30, 1999
	(In thousands)
Deferred tax liabilities:
Tax over book depreciation	$(32,844)	$(31,961)
Prepaid pension	(31,119)	(26,620)
Other, net	(19,095)	(19,690)
Deferred tax assets:
Vacation accrual	5,009	4,467
Insurance accruals	5,403	6,107
Deferred compensation	10,252	7,834
Postretirement benefits	97,746	97,792
Pension accrual	12,953	14,999
Other, net	22,338	16,649

Net deferred tax assets	$70,643	$69,577

    Reconciliation of the statutory federal income tax rate to the company's effective tax rate is as follows:

	2000	1999	1998
U.S. statutory rate	35.0%	35.0%	35.0%
State taxes on income, net of federal tax benefit	2.2	2.3	3.1
All other, net	(1.6)	(2.3)	(2.2)

Effective tax rate	35.6%	35.0%	35.9%

    Total income taxes paid during fiscal 2000, 1999 and 1998 were $98.1 million, $76.4 million and $76.5 million, respectively.

Note G: COMMITMENTS AND CONTINGENCIES

    In order to ensure a steady supply of hogs and turkeys and to keep the cost of products stable, the company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods of up to 15 years. Under these contracts, the company is committed at October 28, 2000, to purchase hogs and turkeys, assuming current price levels, as follows:

(In thousands)
2001	$869,388
2002	761,953
2003	728,979
2004	716,274
2005	415,937
Later years	1,365,648

Total	$4,858,179

    Estimated purchases under these contracts for fiscal 2000, 1999 and 1998 were $815.9 million, $582.1 million and $514.4 million, respectively.

    The company has noncancelable operating lease commitments on facilities and equipment at October 28, 2000, as follows:

(In thousands)
2001	$6,914
2002	7,628
2003	6,883
2004	5,649
2005	5,109
Later years	8,217

Total	$40,400

    The company has commitments to expend approximately $64.1 million to complete construction in progress at various locations at October 28, 2000. The company has also pledged $28.9 million of securities as collateral guaranteeing loans at October 28, 2000.

    The company is involved on an ongoing basis in litigation arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the company's results of operations, financial condition or liquidity.

Note H: STOCK OPTIONS

    The company has stock option plans for employees and nonemployee directors. The company's policy is to grant options with the exercise price equal to the market price of the common stock on the date of grant. The company follows APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, when the exercisable price of employee stock options equals the underlying stock on the date of grant, no compensation expense is recorded. Options are exercisable upon grant and expire at various dates ranging from fiscal 2001 to 2010.

    Following is a summary of stock option activity:

	Shares	Weighted-average Option Price
	(In thousands, except per share data)
Balance October 25, 1997	5,092	$11.40
Granted	826	14.69
Exercised	(373)	10.48

Balance October 31, 1998	5,545	11.95
Granted	916	15.97
Exercised	(393)	10.93
Forfeitures	(18)	12.73

Balance October 30, 1999	6,050	12.62
Granted	849	19.27
Exercised	(271)	10.75
Forfeitures	(2)	15.91

Balance October 28, 2000	6,626	$13.55

    Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," assuming the company accounted for its employee stock options using the fair value method. The fair value of options was estimated at the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2000, 1999 and 1998, respectively; risk free interest rate of 5.8%, 6.3% and 4.5%; a dividend yield of 2.4%, 1.8% and 2.0%; expected volatility of 24.4%, 23.6% and 24.3%; and an expected option life of seven years. The weighted-average fair value of options granted in fiscal 2000, 1999 and 1998 was $5.56, $5.13 and $4.04, respectively. Exercise prices ranged from $10.25 to $20.31 with a remaining average contractual life of six years at October 28, 2000. Pro forma net earnings and diluted earnings per share are as follows:

	2000	1999	1998
	(In thousands, except per share data)
Pro forma net income	$168,334	$162,148	$138,828
Pro forma diluted earnings per share	1.19	1.10	0.92
Diluted earnings per share—as reported	1.20	1.11	0.93

    The number of shares available for future grants was 8,151,000, 138,244 and 1,279,454 at October 28, 2000, October 30, 1999, and October 31, 1998, respectively.

Note I: QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following tabulations reflect the unaudited quarterly results of operations for the years ended October 28, 2000, and October 30, 1999:

	Net Sales	Gross Profit	Net Earnings	Diluted Earnings Per Share
	(In thousands, except per share data)
2000
First quarter	$903,913	$263,081	$43,848	$0.30
Second quarter	879,023	240,114	36,254	0.26
Third quarter	886,015	219,386	29,136	0.21
Fourth quarter	1,006,181	277,677	60,979	0.44
1999
First quarter	$799,005	$241,765	$42,380	$0.29
Second quarter	791,095	227,023	31,834	0.22
Third quarter	816,818	221,005	29,550	0.20
Fourth quarter	950,839	288,239	59,674	0.41

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
Hormel Foods Corporation
Austin, Minnesota

    We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 28, 2000 and October 30, 1999, and the related consolidated statements of operations, changes in shareholders' investment and cash flows for each of the three years in the period ended October 28, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 28, 2000 and October 30, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 28, 2000, in conformity with accounting principles generally accepted in the United States.

Minneapolis, Minnesota
November 20, 2000

Shareholder Information

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

Transfer Agent and Registrar
Wells Fargo Bank Minnesota, N.A.
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

    The transfer agent makes shareholder account data available to shareholders of record via the Internet. This service allows shareholders to view various account details over a secure Internet connection with the required entry of a tax identification number and a PIN number. Information is available 24 hours per day, seven days a week. If you are interested, you may call Wells Fargo Share-owner Services at 1-877-536-3559 (toll-free) or use the "contact us" feature on the web site http://www.css2.sungard.com/Norwest/NLogin.html to arrange for a PIN setup.

    If you hold stock in more than one account, duplicate mailings of financial information may result. You can help eliminate the added expense by requesting only one copy be sent. Please supply the transfer agent with the names in which all accounts are registered and the name of the account for which you wish to receive mailings. This will not in any way affect divided check mailings.

    Hormel Foods Corporation's DIVIDEND REINVESTMENT PLAN, available to record shareholders, allows for full dividend reinvestment and voluntary cash purchases with brokerage commissions or other service fees paid by the Company. AUTOMATIC DEBIT FOR CASH CONTRIBUTION is also available. This is a convenient method to have money automatically withdrawn each month from a checking or savings account and invested in your DIVIDEND REINVESTMENT PLAN account. To enroll in the plan or obtain additional information, contact Wells Fargo Bank Minnesota, N.A., using the address or telephone number provided with its listing in this section as company transfer agent and registrar.

    An optional DIRECT DIVIDEND DEPOSIT service offers shareholders a convenient method of having quarterly dividend payments electronically deposited into their personal checking or savings account. The dividend payment is made in the account each payment date, providing shareholders with immediate use of their money. For information about the service and how to participate, contact Wells Fargo Bank Minnesota, N.A., transfer agent.

    Dividends  The declaration of dividends and all dates related to the declaration of dividends are subject to the judgement and discretion of the Board of Directors of Hormel Foods Corporation. Quarterly dividends are typically paid on the fifteenth of February, May, August and November. Postal delays may cause receipt dates to vary.

    Reports and Publications  Copies of the company's Form 10-K annual report to the Securities and Exchange Commission (SEC); the Form 10-Q quarterly reports to the SEC; proxy statement; quarterly earnings releases, and other printed corporate literature are available free of charge upon request. Telephone (507) 437-5164 or access financial and other information on the Internet at www.hormel.com. As part of our ongoing effort to reduce costs, and recognizing the company's Annual Report to Shareholders in mailed approximately one month following the fourth quarter earnings release date, no quarterly report will be produced and mailed to shareholders. If desired, shareholders may contact (507) 437-5164 to obtain a copy of the fourth quarter earnings release made available to news media and security analysis or check www.hormel.com.

Questions about Hormel Foods
Shareholder Inquiries
(507) 437-5669

Analyst/Investor Inquiries
(507) 437-5950

Media Inquiries
(507) 437-5345

    Annual Meeting  The Annual Meeting of Shareholders will be held Tuesday, January 30, 2001, in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m.

    Consumer Affairs  Inquiries regarding products of Hormel Foods Corporation should be addressed:

Consumer Affairs Department
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680
or call 1-800-523-4635

    Forward-Looking Information  This report may contain "forward-looking" information within the meaning of the federal securities laws. The "forward-looking" information may include statements concerning the company's outlook for the future as well as other statements of beliefs, future plans, strategies or anticipated events and similar expressions concerning matters that are not historical facts. "Forward-looking" statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. These risks and uncertainties include but are not limited to availability and prices of live hogs; raw material and supplies; live turkey production costs; product pricing; the competitive environment and related market conditions; operating efficiencies; consumer perceptions, and actions of domestic and foreign governments. Please refer to Exhibit 99 of the company's Form 10-K annual report to the Securities Exchange Commission for further information on the company's position regarding "forward-looking" information.

QuickLinks

  TABLE OF CONTENTS
  BUSINESS DESCRIPTION
FINANCIAL SECTION
RESPONSIBILITIES FOR FINANCIAL STATEMENTS
Selected Financial Data
Consolidated Statements of Financial Position
Consolidated Statements of Operations
Consolidated Statements of Changes in Shareholders' Investment
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements (October 28, 2000)
REPORT OF INDEPENDENT AUDITORS