Form 10-K/A, Exhibit 13
period 2000-10-28
HORMEL FOODS CORP /DE/
filed 2001-11-28
CIK 48465

QuickLinks -- Click here to rapidly navigate through this document

Exhibit (13)

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
www.gmbond.com

    (Cover Page 2)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(In Thousands of Dollars, Except Per Share Amounts)

OVERVIEW

    The Company is a processor of branded and unbranded food products for the retail, and foodservice and fresh customer markets. We operate in the following four business segments:

SEGMENT	BUSINESS CONDUCTED
Grocery Products	Primarily processing, marketing and sale of shelf-stable food products sold predominately in the retail market.
Refrigerated Foods
Primarily processing, marketing and sale of branded and unbranded pork products for the retail, foodservice and fresh customer markets. This segment also includes processing, marketing and sale of nutritionally enhanced food products sold to hospitals, nursing homes and other health facilities. This segment includes the Meat Products and Foodservice business units and the Hormel HealthLabs operating segment.
Jennie-O	Primarily processing, marketing and sale of branded and unbranded turkey products for the retail, foodservice and fresh customer markets.
All Other
This segment consists of a variety of smaller, dissimilar business units. These businesses produce, market and sell beef products, food packaging (i.e., casings for dry sausage) and food equipment and manufacture, market and sell Company products internationally. This segment includes operating segments: Dan's Prize, Vista International Packaging Corporation, AFECO, and Hormel Foods International Corporation.

    Fiscal Years 2000 and 1999:  Fiscal year 2000 was a particularly strong year for Hormel Foods. Company marketing efforts, combined with strong consumer demand, resulted in record sales and earnings. With all major operating units experiencing record sales levels, Company facilities were able to operate at optimum efficiencies. Adequate supplies of raw materials supported the sales increases.

Consolidated Results

    Net earnings for the fourth quarter of 2000 were $60,979, an increase of 2.2 percent over earnings of $59,674 for the same period last year. Sales for the quarter increased 5.8 percent to $1,006,181 compared to $950,839 in 1999. Tonnage increased 0.2 percent for the quarter compared to last year.

    Net earnings for the year increased 4.1 percent to $170,217 from $163,438 in 1999. Results for 1999 included an after-tax gain of $3,808 from the sale of land by Campofrio Alimentacion, S.A., Madrid, Spain, a company in which Hormel Foods had a 21.4 and an 18.2 percent equity ownership interest in 1999 and 2000 respectively. Excluding the one-time gain, net earnings for 2000 increased by $10,587, or 6.6 percent over 1999 net earnings. Net sales in 2000 increased 9.5 percent to $3,675,132 from $3,357,757 last year. Tonnage for the year increased 1.0 percent compared to 1999.

    The Company's sales of branded products continued to be the main contributor to earnings as all major business segments contributed to the record sales volume. Increased market share and distribution of some of the Company's best-known branded products drove the record sales and earnings performance. The Company continues to expand its line of branded products for the consumer through new product introductions and line extensions. Increased sales of branded products including the continued expansion of branded pork and turkey products, further reduced the effect of fluctuating commodity prices for the Company's principal raw materials on the Company's financial performance.

    Selling and delivery expenses for the fourth quarter and year were $99,049 and $379,326, respectively, compared to $95,683 and $356,553 last year. As a percentage of sales, selling and delivery expenses were 9.8 and 10.3 percent for the quarter and year compared to 10.1 and 10.6 percent in 1999.Selling and delivery expenses increased over last year due to increased volume but declined as a percent of sales because of increased fixed cost coverage. The Company expects these expenses to remain around 10.0 percent of sales for future periods.

    Marketing expenses decreased to $69,180 for the quarter and $292,808 for the year from $82,774 and $307,376 for the same periods last year. As a percentage of sales, marketing expenses decreased to 6.9 and 8.0 percent for the quarter and year, respectively, compared to 8.7 and 9.2 percent in 1999. Marketing expenses were down in the fourth quarter due to program spending based on tonnage of specific product lines. The Company expects marketing expenses will return to levels of 8.0 to 8.5 percent of sales for future years.

    Administrative and general expenses were $15,848 and $65,517 for the quarter and year, respectively, compared to $20,381 and $73,196 last year. As a percentage of sales, administrative and general expenses for the quarter and year were 1.6 and 1.8 percent compared to 2.1 and 2.2 percent for the same periods in 1999. Lower administrative and general expenses were a result of a decrease in pension and insurance costs. We expect these expenses to return to levels more consistent with the 2.2 percent of sales experienced in 1999.

    Research and development continues to be an integral part of the Company's strategy to extend existing brands and expand its offering of new branded items for the consumer market. Research and development expenses for the quarter and year were $2,520 and $9,592, respectively, compared to $2,457 and $9,566 for the same periods last year. Research and development expenses of Hormel Foods LLC, which has responsibility for the Company's intangible assets, are included in administrative and general expenses.

    In conformity with generally accepted accounting principles, the Company accounts for its majority-owned China operations under the consolidation method. Other international investments, such as Campofrio Alimentacion S.A., Purefoods-Hormel, and Hormel Alimentos, as to which the Company owns a minority interest, are accounted for under the equity method. These international equity investments are included in the balance sheet line item, "Investments in and Receivables from

Affiliates," along with investments in and receivables from other affiliates, at October 28, 2000, as follows:

Country	Investments/Receivables
United States	$62,030
Spain	60,074
Philippines	24,147
Mexico	3,881
Costa Rica	688
Australia	563

Total	$151,383

    Equity in earnings of affiliates was $1,176 and $476 for the quarter and year, respectively, compared to $3,089 and $6,995 last year. The decrease in this earnings line was due primarily to marketing expenses within Carapelli USA LLC (U.S.) in 2000 and a reduction in the 2000 earnings from Campofrio Alimentacion S.A. (Spain). In 1999, the Company recorded a $3,800 gain, within the equity in earnings of affiliates line, for the sale of land by Campofrio. Due to the minority ownership and the foreign origin of some of these investments, the Company's earnings from these investments may fluctuate due to foreign economies, currency fluctuations, and non-controlling ownership levels.

    The Company's effective tax rate for the quarter and year was 34.9 and 35.6 percent compared to 35.1 and 35.0 percent in 1999. The reduction in the rate for the fourth quarter was the result of favorable settlements of various state audits.

Segment Results

    Segmented sales and operating profits for each of the business segments are set forth below. Additional business segment financial information can be found in Note J to the Notes to Financial Statements.

	Fourth Quarter Ended			Year Ended
	October 28, 2000	October 30, 1999	% Change	October 28, 2000	October 30, 1999	% Change
Net Sales
Grocery Products	245,259	262,078	(6.4%)	872,533	870,132	0.3%
Refrigerated Foods	519,834	468,511	11.0%	2,025,845	1,747,447	15.9%
Jennie-O	203,651	187,135	8.8%	644,633	623,651	3.4%
All Other	69,751	72,533	(3.8%)	252,465	229,826	9.9%
Intersegment elimination	(32,314)	(39,418)	(18.0%)	(120,344)	(113,299)	6.2%
Total	1,006,181	950,839	5.8%	3,675,132	3,357,757	9.5%
Operating Profit
Grocery Products	50,514	52,330	(3.5%)	142,580	147,554	(3.4%)
Refrigerated Foods	15,608	14,010	11.4%	51,581	19,155	169.3%
Jennie-O	14,582	18,556	(21.4%)	37,435	46,860	(20.1%)
All Other	5,534	5,078	9.0%	17,155	18,131	(5.4%)
Total segment operating profit	86,238	89,974	(4.2%)	248,751	231,700	7.4%

GROCERY PRODUCTS

    The Grocery Products segment consists primarily of processing, marketing and sale of shelf-stable food products sold predominately in the retail market.

    Sales by the Grocery Products business segment were down 6.4 percent for the quarter but finished the year with an increase of 0.3 percent compared to the same periods of 1999. Operating profit for Grocery Products decreased 3.5 percent for the quarter and 3.4 percent for the year compared to last year. The Company had anticipated a decrease in sales for the fourth quarter as a result of an extremely strong fourth quarter in 1999 that included increased stocking of our products due to "Y2K" uncertainties. The decrease in sales, on a comparative basis, is expected to continue into the first quarter of 2001 but should be offset by favorable sales comparisons expected to be attained in the final three quarters of 2001. Operating profit was adversely effected by higher raw material costs in 2000 compared to 1999. It is expected to improve during 2001 as raw material prices are expected to moderate.

REFRIGERATED FOODS

    The Refrigerated Foods segment consists primarily of processing, marketing and sale of branded and unbranded pork products for the retail, foodservice and fresh customer markets. This segment also includes processing, marketing and sale of nutritionally enhanced food products sold to hospitals, nursing homes and other health care facilities. This segment includes the Meat Products and Foodservice business units and the Hormel HealthLabs operating segment.

    Sales by the Refrigerated Foods business segment were up 11.0 percent for the quarter and 15.9 percent for the year compared to 1999, primarily due to increases in sales through the Foodservice business. Operating profit increased 11.4 percent and 169.3 percent for the quarter and year, respectively, compared to last year. Foodservice sales tonnage increased 16.5 and 17.3 percent for the quarter and year respectively, when compared to last year. Increases were realized in all 15 categories of branded products sold by Foodservice. The largest gain in Foodservice sales volume occurred in premium pork (including ALWAYS TENDER brand pork), which was up 88 percent over the same period a year ago.

    Although Meat Products segment tonnage decreased 2.6 percent for the fourth quarter, it experienced an increase of 3.6 percent for the year compared to last year. Tonnage of branded products sold by this segment increased 36.6 percent for the year compared to 1999. Record market share was accomplished in fiscal 2000 for pepperoni and bacon. The fully cooked entrée lines continue to perform strongly. Four new entrees were introduced in the fourth quarter.

    Cash markets for hog purchases were 25.4 percent higher in 2000 than a year earlier. Existing hog procurement contracts resulted in a cost of hogs significantly less than the quoted spot cash market, but still resulted in increased prices for hogs compared to 1999. It is anticipated that the Company's hog procurement contracts will continue to provide hogs at prices below the quoted markets into the first quarter of 2001. Operating profits for Refrigerated Foods during the fourth quarter were reduced by the increase in raw material prices. However, because of higher plant capacity utilization, including a 1.0 percent increase in hog slaughter and increased sales of value-added products, operating profits for the quarter increased compared to the same period in 1999.

JENNIE-O

    The Jennie-O business segment consists primarily of processing, marketing and sale of branded and unbranded turkey products for the retail, foodservice and fresh customer markets.

    Jennie-O sales increased 8.8 percent for the quarter and 3.4 percent for the year compared to 1999, primarily as a result of an improved sales mix. Operating profit decreased 21.4 percent and

20.1 percent for the quarter and year respectively. Higher feed grain prices and a lower turkey commodity market adversely impacted operating profits for 2000.

    Tonnage volume for the quarter increased 5.9 percent compared to last year. Tonnage volume for the year was flat, primarily as a result of a decision earlier in the year to reduce production of traditional summer cut-up breast and commodity part sales in favor of whole bird sales. As anticipated, the whole bird market remained strong this fall, particularly on the hen side, which allowed Jennie-O to minimize price pressure on its other product lines.

    Other value-added segments of Jennie-O's business continued to grow, with foodservice again registering double-digit sales increases for the quarter and year. The most recent 12-week AC Nielsen scanner data shows increases in sales volume, market share and distributions for most of Jennie-O's measured retail brands. Jennie-O continues to be aggressive in new product development. The Company will roll out four new foodservice products in the first quarter of 2001, which follows the successful launch of four new retail items in the fourth quarter of 2000.

ALL OTHER

    This segment consists of a variety of smaller, dissimilar business units. These businesses produce, market and sell beef products, food packaging (i.e., casing for dry sausage) and food equipment and manufacture, market and sell Company products internationally. The All Other segment includes operating segments: Dan's Prize, Vista International Packaging Corporation, AFECO, and Hormel Foods International Corporation.

    All Other sales decreased 3.8 percent for the quarter and increased 9.9 percent for the year compared to 1999. Operating profit increased 9.0 percent for the quarter and decreased 5.4 percent for the year compared to last year. Adverse economic conditions in many of the international markets, which began in the latter part of 1999, put pressure on operating margins for much of the year, but moderated in the fourth quarter of 2000. These pressures were somewhat offset by the Dan's Prize cooked beef business, which continued to perform well throughout the year.

    Hormel Foods International experienced significant tonnage growth as many of the Company's domestic brands continued to gain increased recognition and distribution in world markets. China, Canada and the Asia-Pacific region, including Japan, Micronesia and South Korea, all experienced double digit volume growth. Sale of STAGG chili and SPAM luncheon meat, including the introduction of SPAM hot & spicy flavored with TABASCO brand pepper sauce, and SPAM oven roasted turkey, were significant contributors to growth in the international market.

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

    Financial resources including the short-term credit facility and anticipated funds from operations are adequate to meet all present commitments for capital expenditures. At the end of the year the company had commitments to expend approximately $64,000 to complete construction in progress at various Hormel and Jennie-O locations.

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

    The Company's earnings are affected by fluctuations in the live hog market. To minimize the impact on earnings, the Company has entered into contracts with producers for the purchase of hogs at formula-based prices over periods of up to 15 years. The contract formula is based on hog production costs. Purchased hogs under contract account for 72% and 65% of the total hogs purchased by the Company in 2000 and 1999, respectively. A hypothetical 10% change in the cash market would have impacted approximately 28% and 35% of the hogs purchased in 2000 and 1999, respectively, and would have had an immaterial effect on the Company's results. The contracts reduce volatility in hog prices and ensure a steady supply of quality hogs.

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

 * 53 Weeks
** Adoption of SFAS No. 106 and No. 109

    Common Stock Data  The high and low closing price of the Company's common stock and the dividends per share declared for each fiscal quarter of 2000 and 1999, respectively, are shown at right:

2000	High	Low	Dividend
First Quarter	$22.2813	$19.2500	$.0875
Second Quarter	19.4063	14.1250	.0875
Third Quarter	19.6875	15.0000	.0875
Fourth Quarter	16.8750	15.1875	.0875
1999	High	Low	Dividend
First Quarter	$17.7500	$14.7813	$.0825
Second Quarter	19.0000	17.1563	.0825
Third Quarter	20.2188	18.3750	.0825
Fourth Quarter	22.6250	19.1250	.0825

    All figures reflect two-for-one stock split approved by shareholders at the Annual Meeting on January 25, 2000.

Consolidated Statements of Financial Position

	October 28, 2000	October 30, 1999
	(In thousands)
Assets
Current Assets
Cash and cash equivalents	$100,646	$188,310
Short-term marketable securities	5,964	60,252
Accounts receivable	307,732	266,059
Inventories	281,404	270,239
Deferred income taxes	9,021	9,526
Prepaid expenses	6,342	5,757
Total Current Assets	711,109	800,143
Deferred Income Taxes	61,622	60,051
Intangibles	92,632	98,544
Investments in and Receivables from Affiliates	151,383	142,879
Other Assets	83,645	78,344
Property, Plant and Equipment
Land	13,314	13,108
Buildings	291,512	286,662
Equipment	701,554	652,723
Construction in progress	75,232	49,693
	1,081,612	1,002,186
Less allowance for depreciation	(540,063)	(496,562)
	541,549	505,624
Total Assets	$1,641,940	$1,685,585
Liabilities and Shareholders' Investment
Current Liabilities
Accounts payable	$154,893	$162,585
Accrued expenses	30,117	37,255
Accrued marketing expenses	34,252	34,882
Employee compensation	59,138	73,050
Taxes, other than federal income taxes	10,982	12,333
Dividends payable	12,195	11,902
Federal income taxes	2,609	12,186
Current maturities of long-term debt	38,439	41,214
Total Current Liabilities	342,625	385,407
Long-term Debt-less current maturities	145,928	184,723
Accumulated Postretirement Benefit Obligation	252,118	252,236
Other Long-term Liabilities	27,392	22,077
Shareholders' Investment
Preferred stock, par value $.01 a share-authorized 80,000,000 shares; issued—none
Common stock, nonvoting, par value $.01 a share-authorized 200,000,000 shares; issued—none
Common stock, par value $.0586 a share-authorized 400,000,000 shares; issued 138,569,429 shares October 28, 2000 issued 142,724,870 shares October 30, 1999	8,120	8,364
Accumulated other comprehensive loss	(20,917)	(6,305)
Retained earnings	886,674	839,083
Total Shareholders' Investment	873,877	841,142
Total Liabilities and Shareholders' Investment	$1,641,940	$1,685,585

See notes to consolidated financial statements.

Consolidated Statements of Operations

	Fiscal Year Ended
	October 28, 2000	October 30, 1999	October 31, 1998
	(In thousands, except per share amounts)
Sales, less returns and allowances	$3,675,132	$3,357,757	$3,261,045
Cost of products sold	2,674,874	2,379,725	2,400,333
Gross Profit	1,000,258	978,032	860,712
Expenses and gain on plant sale:
Selling and delivery	379,326	356,553	328,050
Marketing	292,808	307,376	276,826
Administrative and general	65,517	73,196	72,331
Gain on plant sale			(28,379)
Operating Income	262,607	240,907	211,884
Other income and expense:
Interest and investment income	16,204	17,317	14,821
Equity in earnings of affiliates	476	6,995	4,323
Interest expense	(14,906)	(13,746)	(13,692)
Earnings Before Income Taxes	264,381	251,473	217,336
Provision for income taxes	94,164	88,035	78,045
Net Earnings	$170,217	$163,438	$139,291
Net Earnings Per Share (basic)	$1.21	$1.12	$0.93
Net Earnings Per Share (diluted)	$1.20	$1.11	$0.93

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Investment

	Common Stock		Treasury Stock
					Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Investment
	Shares	Amount	Shares	Amount
	(In thousands, except per share amounts)
Balance at October 25, 1997	151,553	$8,881	0	$0	$795,119	$(1,798)	$802,202
Comprehensive income
Net earnings					139,291		139,291
Foreign currency translation						(2,034)	(2,034)
Adjustment in minimum pension liability						(79)	(79)
Comprehensive income							137,178
Purchases of common stock			(4,744)	(80,104)			(80,104)
Exercise of stock options			182	3,074	(1,562)		1,512
Shares retired	(4,324)	(253)	4,324	73,471	(73,218)		0
Cash dividends—$.32 per share					(47,473)		(47,473)
Balance at October 31, 1998	147,229	8,628	(238)	(3,559)	812,157	(3,911)	813,315
Comprehensive income
Net earnings					163,438		163,438
Foreign currency translation						(3,206)	(3,206)
Adjustment in minimum pension liability						812	812
Comprehensive income							161,044
Purchases of common stock			(4,498)	(87,678)			(87,678)
Exercise of stock options			232	4,401	(1,954)		2,447
Shares retired	(4,504)	(264)	4,504	86,836	(86,572)		0
Cash dividends—$.33 per share					(47,986)		(47,986)
Balance at October 30, 1999	142,725	8,364	0	0	839,083	(6,305)	841,142
Comprehensive income
Net earnings					170,217		170,217
Foreign currency translation						(6,972)	(6,972)
Adjustment in minimum pension liability						(7,640)	(7,640)
Comprehensive income							155,605
Purchases of common stock			(4,429)	(77,591)			(77,591)
Exercise of stock options			273	4,445	(696)		3,749
Shares retired	(4,156)	(244)	4,156	73,146	(72,902)		0
Cash dividends—$.35 per share					(49,028)		(49,028)
Balance at October 28, 2000	138,569	$8,120	0	$0	$886,674	$(20,917)	$873,877

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	October 28, 2000	October 30, 1999	October 31, 1998
	(In thousands)
Operating Activities
Net earnings	$170,217	$163,438	$139,291
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	59,974	57,956	53,159
Amortization of intangibles	5,912	6,700	7,114
Equity in earnings of affiliates	(476)	(6,995)	(4,323)
Provision for deferred income taxes	7,160	(1,838)	4,520
Loss (gain) on property/equipment sales and plant facilities	360	1,293	(15,346)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(41,673)	(43,140)	11,047
(Increase) decrease in inventories and prepaid expenses	(11,750)	(28,476)	25,276
(Decrease) increase in accounts payable and accrued expenses	(38,420)	90,598	8,282
Net cash provided by operating activities	151,304	239,536	229,020
Investing Activities
Sale of held-to-maturity securities	84,618	82,502	86,301
Purchase of held-to-maturity securities	(30,330)	(108,656)	(114,866)
Purchases of property/equipment	(100,125)	(79,121)	(75,774)
Proceeds from sales of property/equipment	3,866	1,155	39,792
(Increase) decrease in investments, equity in affiliates and other assets	(36,044)	(42,177)	4,052
Dividends from affiliates	3,559	2,165	1,670
Net cash used in investing activities	(74,456)	(144,132)	(58,825)
Financing Activities
Proceeds from long-term debt	4,439	26,100	17,589
Principal payments on long-term debt	(43,183)	(4,778)	(4,312)
Dividends paid on common stock	(48,735)	(47,858)	(47,678)
Share repurchase	(75,330)	(87,636)	(80,076)
Other	(1,703)	3,144	1,363
Net cash used in financing activities	(164,512)	(111,028)	(113,114)
(Decrease) increase in cash and cash equivalents	(87,664)	(15,624)	57,081
Cash and cash equivalents at beginning of year	188,310	203,934	146,853
Cash and cash equivalents at end of year	$100,646	$188,310	$203,934

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(October 28, 2000)

Note A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Business Overview:  Hormel Foods is engaged in the meat and food processing industry and reports its business in four segments: Grocery Products, Refrigerated Foods, Jennie-O and All Other. As a federally inspected food processor, Hormel Foods processes meat and poultry products, produces prepared foods and the marketing of those products to food wholesalers, retailers and foodservice distributors in the United States. The principal raw materials for the Company's products are pork and turkey. The Company's earnings are influenced by the cyclical nature of these raw material costs.

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

    Divestitures and Acquisitions:  The Company recorded a $28.4 million gain in the first quarter of 1998 related to the sale of its Davenport (Iowa) gelatin/specialized proteins plant.

    Revenue Recognition:  The Company follows a policy of recognizing sales at the time of product shipment. Product shipments are supported by purchase orders received from customers that indicate the price for each product and for which collectibility from the customer is reasonably assured.

    Advertising Expenses:  Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with coupons, samples and market research. Advertising costs for fiscal years 2000, 1999 and 1998 were $260.1 million, $273.2 million and $246.1 million, respectively.

    Research and Development Expenses:  Research and development expenditures for fiscal 2000, 1999 and 1998, respectively, were $9.6 million, $9.6 million and $9.0 million. Expenses for research and development are expensed as incurred and are reported as administrative and general expenses.

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

    Accounting Changes and Recent Accounting Pronouncements:  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities"; SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of SFAS No. 133"; and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities-an amendment of SFAS No. 133." These statements outline the accounting treatment for all derivative activity. The Company is required to adopt SFAS No. 133 in the first quarter of fiscal 2001 and does not expect adoption to have a material effect on its results of operations or financial position.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), which among other guidance clarifies certain conditions to be met in order to recognize revenue. The Company is required to adopt SAB 101 not later than the fourth quarter of fiscal 2001, and the Company does not expect such adoption to have a material impact on the results of operations, financial position or cash flows.

    In July 2000, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." The consensus requires companies to classify amounts billed to customers for shipping and handling as revenue and allows companies to include the costs of its shipping and handling activities as cost of sales. If the costs are not included in cost of sales, companies are required to disclose the amount of such costs and where they are included in the statement of operations. The Company is required to comply with the consensus no later than the fourth quarter of fiscal 2001. The Company currently records the net amount of shipping and handling fees and costs in selling and delivery expenses. The Company currently anticipates that it will remain with its current accounting and will disclose the amount of shipping and handling costs that are included in selling and delivery expenses.

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

Note D: LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

    Long-term debt consists of:

	October 28, 2000	October 30, 1999
	(In thousands)
Industrial revenue bonds with variable interest rates, due 2005	$4,700	$4,700
Promissory notes, principal and interest due annually through 2007, interest at 7.23% and 8.9%, secured by limited partnership interests in affordable housing	2,872	5,789
Medium-term unsecured notes, $35,000 maturing in 2002 and $75,000 maturing in 2006, with interest at 7.16% and 7.35%, respectively, principal and interest due annually through 2006	87,619	110,000
Medium-term unsecured note, denominated in euros, with variable interest rate, principal and interest due semi-annually through 2004	40,620	52,200
Declining balance credit facility, denominated in euros, with variable interest rate, principal due annually through 2004	20,312	22,647
Medium-term secured notes with variable rates, principal and interest due semi-annually through 2006, secured by various equipment	11,377	14,096
Variable rate-revolving credit agreements	13,300	14,150
Other	3,567	2,355
	184,367	225,937
Less current maturities	38,439	41,214
Total	$145,928	$184,723

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

	2000	1999	1998
	(In thousands, except per share data)
Pro forma net income	$168,334	$162,148	$138,828
Pro forma diluted earnings per share	1.19	1.10	0.92
Diluted earnings per share-as reported	1.20	1.11	0.93

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

Note J: SEGMENT OPERATING RESULTS

    The company develops, processes and distributes a wide array of food products in a variety of markets. Under the criteria set forth by the accounting standard SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," the company reports its results in the following four segments: Grocery Products, Refrigerated Foods, Jennie-O and All Other.

    The Grocery Products segment primarily includes the processing, marketing and sale of shelf-stable food products sold predominately in the retail market.

    The Refrigerated Foods segment consists of the processing, marketing and sale of branded and unbranded pork products for the retail, foodservice and fresh customer markets. This segment also includes the manufacture, marketing, and sale of nutritionally enhanced food products. This segment includes the Meat Products and Foodservice business units and Hormel HealthLabs operating segment.

    The Jennie-O segment primarily consists of the processing, marketing, and sale of branded and unbranded turkey products for the retail, foodservice and fresh customer markets.

    The All Other segment consists of a variety of smaller dissimilar business units. These businesses produce, market and sell beef products, food packaging (i.e., casings for dry sausage), food equipment and manufacture, market and sell Company products internationally. This segment includes operating segments: Dan's Prize, Vista International Packaging Corporation, AFECO, and Hormel Foods International Corporation.

    The company does not allocate investment income, interest expense and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included below as "Other income and net interest" and "General corporate income/(expense)" when reconciling to income before tax. Depreciation and amortization make up some of these unallocated expenses and are shown below within "Corporate." All assets other than cash, marketable securities and other corporate assets have been identified with the segments to which they relate.

    Sales and operating profits for each of the Company's segments and reconciliation to income before taxes are set forth below:

	October 28, 2000	October 30, 1999
Sales to Unaffiliated Customers
Grocery Products	$872,428	$870,016
Refrigerated Foods	2,023,350	1,744,974
Jennie-O	584,767	566,542
All Other	194,587	176,225

Total	$3,675,132	$3,357,757

Intersegment Sales
Grocery Products	$105	$116
Refrigerated Foods	2,495	2,473
Jennie-O	59,866	57,109
All Other	57,878	53,601

Total	120,344	113,299
Intersegment elimination	(120,344)	(113,299)

Total	$-0-	$-0-

Net Sales
Grocery Products	$872,533	$870,132
Refrigerated Foods	2,025,845	1,747,447
Jennie-O	644,633	623,651
All Other	252,465	229,826
Intersegment elimination	(120,344)	(113,299)

Total	$3,675,132	$3,357,757

Operating Profit
Grocery Products	$142,580	$147,554
Refrigerated Foods	51,581	19,155
Jennie-O	37,435	46,860
All Other	17,155	18,131

Total segment operating profit	248,751	231,700
Other income and net interest	1,298	3,571
General corporate income/(expense)	14,332	16,202

Earnings Before Income Tax	$264,381	$251,473

Assets
Grocery Products	$235,184	$246,916
Refrigerated Foods	585,313	546,671
Jennie-O	318,563	281,414
All Other	189,055	176,140
Corporate	313,825	434,444

Total	$1,641,940	$1,685,585

Additions to Property Plant and Equipment
Grocery Products	$9,853	$9,438
Refrigerated Foods	42,623	51,908
Jennie-O	33,707	11,918
All Others	2,210	1,549
Corporate	11,732	4,308

Total	$100,125	$79,121

Depreciation and Amortization
Grocery Products	$8,331	$8,399
Refrigerated Foods	24,016	22,254
Jennie-O	15,735	14,960
All Others	3,502	3,959
Corporate	14,302	15,084

Total	$65,886	$64,656

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

    Consumer Affairs  Inquiries regarding products of Hormel Foods Corporation should be addressed:

Consumer Affairs Department
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680
or call 1-800-523-4635

    Forward-Looking Information  This report may contain "forward-looking" information within the meaning of the federal securities laws. The "forward-looking" information may include statements concerning the Company's outlook for the future as well as other statements of beliefs, future plans, strategies or anticipated events and similar expressions concerning matters that are not historical facts. "Forward-looking" statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. These risks and uncertainties include but are not limited to availability and prices of live hogs; raw material and supplies; live turkey production costs; product pricing; the competitive environment and related market conditions; operating efficiencies; consumer perceptions, and actions of domestic and foreign governments. Please refer to Exhibit 99 of this Annual Report on Form 10-K/A-1 for further information on the Company's position regarding "forward-looking" information.

QuickLinks

  Exhibit (13)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (In Thousands of Dollars, Except Per Share Amounts)
OVERVIEW
Consolidated Results
Segment Results
RESPONSIBILITIES FOR FINANCIAL STATEMENTS
Selected Financial Data
Notes to Consolidated Financial Statements (October 28, 2000)
REPORT OF INDEPENDENT AUDITORS