Form 10-K, Exhibit 13
period 2001-10-27
HORMEL FOODS CORP /DE/
filed 2002-01-25
CIK 48465

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13.1

SELECTED PAGES OF 2001 ANNUAL REPORT TO STOCKHOLDERS

Selected Financial Data

	2001	2000	1999	1998*	1997	1996	1995	1994	1993	1992*	1991
	(In Thousands, Except Per Share Amounts)
Operations
Net Sales	$4,124,112	$3,675,132	$3,357,757	$3,261,045	$3,256,551	$3,098,685	$3,046,195	$3,064,793	$2,853,997	$2,813,651	$2,836,222
Net Earnings Before Cumulative Effect of Accounting Changes	182,441	170,217	163,438	139,291	109,492	79,408	120,436	117,975	100,770	95,174	86,393
Percent of Sales	4.42%	4.63%	4.87%	4.27%	3.36%	2.56%	3.95%	3.85%	3.53%	3.38%	3.05%
Cumulative Effect of Accounting Changes									(127,529)**
Net Earnings (Loss)	182,441	170,217	163,438	139,291	109,492	79,408	120,436	117,975	(26,759)	95,174	86,393
Wage Costs	617,693	528,746	503,890	498,973	435,789	398,824	373,901	351,096	325,115	304,696	278,537
Total Taxes (Excluding Payroll Tax)	114,589	105,537	100,381	89,816	73,115	56,992	84,329	82,915	70,026	64,968	60,035
Depreciation and Amortization	90,193	65,886	64,656	60,273	52,925	42,700	37,220	36,611	32,174	38,972	36,269
Financial Position
Working Capital	$463,078	$368,484	$414,736	$449,714	$410,774	$456,850	$441,452	$443,298	$392,846	$401,216	$346,164
Properties (Net)	679,930	541,549	505,624	486,907	488,738	421,486	333,084	270,886	244,987	216,390	231,817
Total Assets	2,162,698	1,641,940	1,685,585	1,555,892	1,528,535	1,436,138	1,223,860	1,196,718	1,093,559	913,015	856,835
Long-term Debt Less Current Maturities	462,407	145,928	184,723	204,874	198,232	127,003	16,959	10,300	5,700	7,624	22,833
Shareholders' Investment	995,881	873,877	841,142	813,315	802,202	785,551	732,047	661,089	570,888	644,284	583,408
Per Share of Common Stock
Net Earnings Before Cumulative Effect of Accounting Changes—Basic	$1.32	$1.21	$1.12	$0.93	$0.72	$0.52	$0.79	$0.77	$0.66	$0.62	$0.56
Net Earnings Before Cumulative Effect of Accounting Changes—Diluted	1.30	1.20	1.11	0.93	0.71	0.52	0.78	0.77	0.66	0.62	0.56
Cumulative Effect of Accounting Changes									(0.83)**
Net Earnings (Loss)—Basic	1.32	1.21	1.12	0.93	0.72	0.52	0.79	0.77	(0.17)	0.62	0.56
Net Earnings (Loss)—Diluted	1.30	1.20	1.11	0.93	0.71	0.52	0.78	0.77	(0.17)	0.62	0.56
Dividends	0.37	0.35	0.33	0.32	0.31	0.30	0.29	0.25	0.22	0.18	0.15
Shareholders' Investment	7.18	6.31	5.89	5.53	5.29	5.07	4.77	4.31	3.72	4.20	3.81

*
53 Weeks
**
Adoption of SFAS No. 106 and No. 109

Per share figures have been restated to give effect for the two-for-one stock split which was approved by the shareholders at the Annual Meeting on January 25, 2000.

      18-19

Management's Discussion and Analysis of Financial Condition and Results of Operations
(In Thousands of Dollars, Except Per Share Amounts)

Results of Operations

Overview

      The company is a processor of branded and unbranded food products for the retail, foodservice and fresh customer markets. We operate in the following four segments:

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
Jennie-O Turkey Store	Primarily processing, marketing and sale of branded and unbranded turkey products for the retail, foodservice and fresh customer markets.
All Other
This segment consists of a variety of smaller, dissimilar business units and miscellaneous corporate sales. These businesses produce, market and sell beef products, food packaging, (i.e., casings for dry sausage) and food equipment (sold in fiscal 2001), and manufacture, market and sell company products internationally. This segment includes the operating segments: Dan's Prize, Inc., Vista International Packaging, Inc., AFECO (sold in fiscal 2001) and Hormel Foods International.

Fiscal Years 2001 and 2000

      Fiscal year 2001 was another record-breaking year for Hormel Foods with sales, tonnage volume and profits all exceeding last year's record levels. This year's successful completion of two of the company's largest acquisitions ever, The Turkey Store Company (The Turkey Store) and Diamond Crystal Brands Nutritional Products (Diamond Crystal), helped contribute to the record-breaking year. In addition to the growth from acquisitions, the company successfully continued its efforts to grow value-added, branded product lines and reduce the percentage of fresh, commodity items in its product mix.

Consolidated Results

      Net earnings for the fourth quarter of 2001 were $68,803, an increase of 12.8 percent over earnings of $60,979 for the same period last year. Sales for the quarter increased 11.2 percent to $1,118,722 compared to $1,006,181 in 2000. Tonnage volume increased 4.3 percent for the quarter compared to last year.

      Net earnings for the year increased 7.2 percent to $182,441 from $170,217 in 2000. Net sales in 2001 increased 12.2 percent to $4,124,112 from $3,675,132 last year. Tonnage volume for the year increased 6.2 percent compared to 2000. Excluding the acquisitions of The Turkey Store and Diamond Crystal, the company's net sales increased 4.6 percent and tonnage volume decreased slightly by 0.7 percent compared to the full year results of 2000.

      The company's continued emphasis on branded product sales contributed to an increase in annual gross profit as a percent of sales to 27.5 percent from 27.2 percent experienced last year. The positive increase in margins was somewhat dampened by a 5.5 percent increase in the cash hog market over last year. The company's hog procurement contracts performed favorably and reduced the impact of the higher raw material price levels on operating profits.

      Selling and delivery expenses for the fourth quarter and year were $111,933 and $421,269, respectively, compared to $99,049 and $379,326 last year. As a percent of sales, selling and delivery expenses were 10.0 and 10.2 percent for the quarter and year, respectively, compared to 9.8 and 10.3 percent in 2000. Selling and delivery expenses increased over last year due to increased volume but remained comparable between periods as a percent of sales. The company expects these expenses to remain at or about 10.0 percent of sales for future periods.

      Marketing expenses increased to $76,996 for the quarter and $323,099 for the year from $69,180 and $292,808 for the same periods last year. As a percent of sales, marketing expenses remained constant at 6.9 percent for the quarter and decreased to 7.8 percent for the year compared to 8.0 percent for fiscal year 2000. Due to recent accounting pronouncements, described in Note A of the Notes to Consolidated Financial Statements in the Annual Report to Shareholders for fiscal 2001, the presentation of marketing expenses, in the Consolidated Statements of Operations, will change in subsequent reporting periods. However on a comparable basis, the company expects future period marketing expenses, as a percentage of sales, to continue at levels similar to those experienced in fiscal years 2000 and 2001.

      Administrative and general expenses were $26,504 and $90,101 for the quarter and year, respectively, compared to $15,848 and $65,517 last year. As a percentage of sales, administrative and general expenses for the quarter and year were 2.4 and 2.2 percent compared to 1.6 and 1.8 percent for the same periods in 2000. The increase in 2001 is due to higher levels of research and development spending and intangible amortization relating to the 2001 acquisitions. Lower pension and insurance costs experienced in 2000 also impacted the quarter and year comparisons. We expect administrative and general expenses, as a percent of sales, to remain around 2.2 percent in future periods.

      Research and development continues to be an integral part of the company's strategy to extend existing brands and expand its offering of new branded items for the consumer market. Research and development expenses for the quarter and year were $2,931 and $11,478, respectively, compared to $2,520 and $9,592 for the same periods last year. The increase in 2001 can be attributed to the additional research and development expenses within the Jennie-O Turkey Store operation. Research and development expenses of Hormel Foods, LLC, which has responsibility for a majority of the company's intangible assets, are included in administrative and general expenses.

      In conformity with generally accepted accounting principles, the company accounts for its majority-owned China operations under the consolidation method. Other international investments, such as Campofrio Alimentacion, S.A., Purefoods-Hormel and Hormel Alimentos, in which the company owns a minority interest, are accounted for under the equity method. These international equity investments, along with investments in and receivables from other affiliates, are included in the balance sheet line item "Investments in and Receivables from Affiliates." The composition of this line item at October 27, 2001, was as follows:

Country	Investments/Receivables
United States	$33,422
Spain	67,212
Philippines	23,645
Mexico	4,333
Costa Rica	740
Australia	453

Total	$129,805

      Equity in earnings of affiliates was $1,453 and $2,866 for the quarter and year, respectively, compared to $1,176 and $476 last year. The increase in this earnings line was due primarily to the improved performance of the Carapelli USA, LLC. This 49.0 percent owned joint venture was formed in fiscal year 2000 and experienced significant start-up marketing expenses in its first year. Due to the minority ownership and the foreign origin of some of the entities, the company's earnings from these investments may fluctuate due to foreign economies, currency fluctuations and non-controlling ownership levels.

      The company's effective tax rate for the quarter and year was 36.3 and 36.0 percent compared to 34.9 and 35.6 percent in 2000. The effective tax rate increased over the prior year due to permanent differences between tax and financial income as a result of the two large acquisitions completed during the fiscal year. The company expects the effective tax rate to be in a range of 36.0 to 36.5 percent in 2002.

Segment Results

      Segmented sales and operating profits for each of the company's segments is set forth below. Additional segment financial information can be found in Note I of the Notes to Consolidated Financial Statements.

	Fourth Quarter Ended			Year Ended
	October 27, 2001	October 28, 2000	% Change	October 27, 2001	October 28, 2000	% Change
Net Sales
Grocery Products	$259,660	$245,229	5.9	$888,868	$872,428	1.9
Refrigerated Foods	567,536	519,040	9.3	2,209,481	2,023,350	9.2
Jennie-O Turkey Store	256,862	187,868	36.7	835,454	584,767	42.9
All Other	34,664	54,044	(35.9)	190,309	194,587	(2.2)

Total	$1,118,722	$1,006,181	11.2	$4,124,112	$3,675,132	12.2

Segment Operating Profit
Grocery Products	$57,428	$50,514	13.7	$138,264	$142,580	(3.0)
Refrigerated Foods	24,160	15,608	54.8	81,892	51,581	58.8
Jennie-O Turkey Store	28,851	14,582	97.9	66,033	37,435	76.4
All Other	6,171	5,534	11.5	17,816	17,155	3.9

Total segment operating profit	$116,610	$86,238	35.2	$304,005	$248,751	22.2
Net interest and investment income	(6,907)	(1,088)	534.8	(18,159)	1,298	(1,499.0)
General corporate (expense) income	(1,776)	8,538	(120.8)	(832)	14,332	(105.8)

Earnings before income taxes	$107,927	$93,688	15.2	$285,014	$264,381	7.8

      Grocery Products  The Grocery Products segment consists primarily of processing, marketing and sale of shelf-stable food products sold predominately in the retail market.

      Grocery Products sales increased 5.9 percent for the quarter and 1.9 percent for the year compared to the comparable fiscal 2000 periods. Sales tonnage volume was up 6.6 percent for the quarter but finished the year essentially flat (showing a 0.6 percent decline) compared to year-ago results. Operating profit for Grocery Products increased 13.7 percent for the quarter but experienced a 3.0 percent decrease for the year compared to fiscal 2000. Contributing to the stronger results in the fourth quarter was a pronounced move by consumers toward more at-home dining, which accelerated following the September 11, 2001, terrorist attacks.

      Market share gains and successful product line extensions, particularly the Hormel chili, Chi-Chi's salsa, Carapelli olive oil, SPAM luncheon meat, Mary Kitchen hash and Hormel bacon bits brands, helped this segment finish the year strongly. The solid fourth quarter sales boosted the quarter's operating profits. Operating segment results for the full year of 2001 were below those of a year earlier due to higher fiscal 2001 costs for raw materials overall, which were up 15.9 percent from 2000, and heavy Y2K purchasing in the first quarter of fiscal 2000. The company expects raw material average prices to remain at or slightly below fiscal year 2001 average price levels throughout fiscal year 2002.

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

      Sales by the Refrigerated Foods segment were up 9.3 percent for the quarter and 9.2 percent for the year compared to the comparable fiscal 2000 periods. Operating profit increased 54.8 and 58.8 percent for the quarter and year, respectively, compared to last year's comparable periods. Sales tonnage decreased 1.1 percent and increased 1.4 percent for the quarter and year, respectively, when compared to last year. Strong increases in sales and operating profits with relatively steady volume levels illustrates the company's progress in moving more value-added, higher margin products through the Refrigerated Foods segment. This continuing, planned move toward value-added products continues to be the primary influence on the steady growth of operating profit in this segment. The company's supplier hog contracts helped reduce raw material costs resulting from higher cash market prices by contributing about $10,000 to operating results.

      The segment's strong sales and operating profit occurred despite reductions in hog slaughtering levels, which decreased 3.1 percent for the fourth quarter and 2.0 percent for the year compared to the comparable fiscal 2000 periods. The reduced slaughtering levels were the result of a brief labor strike at the Rochelle, Illinois, plant as well as the company's decision to discontinue the second slaughter shift at the same production facility. Discontinuing the second shift has allowed the company to expand its production of higher margin, value-added products such as bacon, hams and other refrigerated items.

      The Meat Products business unit contributed significantly to the strong performance of the Refrigerated Foods segment. Sales of value-added lines such as Always Tender flavored meats, Hormel fully cooked entrées and Hormel lines of premium ham and deli products continue to experience significant gains. Recently introduced Meat Product items such as Hormel Add-Ons brand of deli wafer sliced meats and cheeses and three new poultry-based flavors of Hormel fully cooked entrées also added to the strong growth results.

      The Foodservice business unit experienced a challenging second half of the year as the already softening restaurant and out-of-home dining industry was further weakened by consumers' reactions to the September 11 terrorist attacks. Even with this slowdown and with the general economic slowdown that has affected the Foodservice business unit all year, branded product volume within the Foodservice channel remained on par with levels experienced a year ago. The Austin Blues and Always Tender product lines continued to have successful brand penetration with double-digit growth over the prior year.

      The Hormel HealthLabs operating segment enhanced the overall segment results with the successful integration and operation of the fiscal 2001 acquisitions of Diamond Crystal and Cliffdale Farms. The operating segment's sales increased 362.4 percent for the quarter and 191.5 percent for the year compared to the comparable fiscal 2000 periods. Excluding the significant acquisition of Diamond Crystal, sales increased 27.4 and 21.4 percent for the quarter and year, respectively, compared to 2000.

      Jennie-O Turkey Store  The Jennie-O Turkey Store segment consists primarily of processing, marketing and sale of branded and unbranded turkey products for the retail, foodservice and fresh customer markets.

      Jennie-O Turkey Store sales increased 36.7 percent for the quarter and 42.9 percent for the year compared to the comparable fiscal 2000 periods. Tonnage volume increased 23.1 and 29.3 percent for the quarter and year, respectively, compared to the comparable prior year period results. Operating profit increased 97.9 and 76.4 percent for the quarter and year, respectively, compared to 2000. The acquisition and subsequent merger of The Turkey Store into this segment has provided a substantial increase to all segment measures. A significant portion of the increase in operating results was due to an enhanced brand portfolio, increased raw material utilization (reducing overall commodity sales) and the elimination of duplicate expenses as well as other synergies realized with the merger of the two operations. The pro forma two-year results of operations for The Turkey Store acquisition, presented in Note B of the Notes to Consolidated Financial Statements, does not reflect these synergies. The company has not yet realized all the benefits of the combined operations and expects further efficiencies and improvements will transpire in fiscal year 2002.

      Combined tonnage volume for the Jennie-O Foods and The Turkey Store operations was up 1.2 percent for the year compared to the combined operations in 2000. The small increase was the result of the planned discontinuation of sales that did not meet the company's profit objectives. The shift to a higher proportion of value-added products helped enhance the segment's operating results. The company has positioned itself to realize increased future volume growth within the combined Jennie-O Turkey Store value-added processed turkey business.

      The introduction of several new value-added products in 2001 also helped this segment achieve its sales and operating results. Items such as Jennie-O marinated tenders, The Turkey Store Mexican flavored ground turkey, Jennie-O corn dogs, Jennie-O Thanksgiving Tonight oven roasted turkey breast, Jennie-O Cajun fried rotisserie turkey and Jennie-O savory seasoned frozen turkey burgers all reached the market with positive acceptance from the consumer through repeat customer shipments.

      All Other  This segment consists of a variety of smaller, dissimilar business units and miscellaneous corporate sales. These businesses produce, market and sell beef products, food packaging (i.e., casings for dry sausage) and food equipment and manufacture, market and sell company products internationally. The All Other segment includes the operating segments: Dan's Prize, Inc., Vista International Packaging, Inc., AFECO and Hormel Foods International (HFI). During the fourth quarter of fiscal 2001, the company sold AFECO, its food equipment manufacturer.

      All Other sales decreased 35.9 percent for the quarter and 2.2 percent for the year compared to the comparable fiscal 2000 periods. Operating profit increased 11.5 percent and 3.9 percent for the quarter and year, respectively, compared to last year. The timing of some HFI sales and the sale of the company's food equipment company (AFECO) negatively impacted the 2001 fourth quarter sales results of this segment. Weaker fourth quarter operating results from HFI and Dan's Prize, Inc., were offset by strong results from Vista International Packaging, Inc., and the gain recognized on the sale of AFECO.

      HFI experienced strong tonnage growth as many of the company's domestic brands continued to gain increased recognition and distribution in world markets. The China joint ventures led the way with volume up 34 percent for the year. However a strong U.S. dollar, impacting export sales margins and results of foreign operations, negatively impacted operating results. Profits from HFI's Campofrio investment continue to be negatively influenced by high raw material costs in Europe.

      Unallocated Income and Expenses  The company does not allocate investment income, interest expense and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

      Net interest and investment income was a net expense of $18,159 in fiscal year 2001, compared to net income of $1,298 in 2000. Comparing fourth quarter results, net interest and investment income was a net expense of $6,907 and $1,088 for 2001 and 2000, respectively. The expense increases are attributed to increased interest expense, due to higher debt levels, and reduced interest income, due to lower yields on short-term investment securities.

      General corporate expense was $1,776 and $832 for the quarter and year, respectively, compared to general corporate income of $8,538 and $14,332 for last year. The primary reason for the increased general corporate expense was higher pension and insurance costs over the prior year as well as increased corporate depreciation and amortization as a result of acquisitions.

Fiscal Years 2000 and 1999

      Fiscal year 2000 was a particularly strong year for Hormel Foods. Company marketing efforts, combined with strong consumer demand, resulted in record sales and earnings. With all major operating units experiencing record sales levels, company facilities were able to operate at optimum efficiencies. Adequate supplies of raw materials supported the sales increases.

Consolidated Results

      Net earnings for the fourth quarter of 2000 were $60,979, an increase of 2.2 percent over earnings of $59,674 for the same period in 1999. Sales for the quarter increased 5.8 percent to $1,006,181 compared to $950,839 in 1999. Tonnage increased 0.2 percent for the quarter compared to 1999.

      Net earnings for the year increased 4.1 percent to $170,217 from $163,438 in 1999. Results for 1999 included an after-tax gain of $3,808 from the sale of land by Campofrio Alimentacion, S.A., Madrid, Spain, a company in which Hormel Foods had a 21.4 and an 18.2 percent equity ownership interest in 1999 and 2000, respectively. Excluding the one-time gain, net earnings for 2000 increased by $10,587, or 6.6 percent over 1999 net earnings. Net sales in 2000 increased 9.5 percent to $3,675,132 from $3,357,757 in 1999. Tonnage for the year increased 1.0 percent compared to 1999.

      The company's sales of branded products continued to be the main contributor to earnings as all major business segments contributed to the record sales volume. Increased market share and distribution of some of the company's best-known branded products drove the record sales and earnings performance. The company continues to expand its line of branded products for the consumer through new product introductions and line extensions. Increased sales of branded products and continued expansion of branded pork and turkey products for the consumer, further reduced the effect of fluctuating commodity prices for the company's principal raw materials on the company's financial performance.

      Selling and delivery expenses for the fourth quarter and year were $99,049 and $379,326, respectively, compared to $95,683 and $356,553 in 1999. As a percentage of sales, selling and delivery expenses were 9.8 and 10.3 percent for the quarter and year compared to 10.1 and 10.6 percent in 1999. Selling and delivery expenses increased over 1999 due to increased volume but declined as a percent of sales because of increased fixed cost coverage.

      Marketing expenses decreased to $69,180 for the quarter and $292,808 for the year from $82,774 and $307,376 for the same periods in 1999. As a percentage of sales, marketing expenses decreased to 6.9 and 8.0 percent for the quarter and year, respectively, compared to 8.7 and 9.2 percent in 1999. Marketing expenses were down in the fourth quarter due to program spending based on tonnage of specific product lines.

      Administrative and general expenses were $15,848 and $65,517 for the quarter and year, respectively, compared to $20,381 and $73,196 in 1999. As a percentage of sales, administrative and general expenses for the quarter and year were 1.6 and 1.8 percent compared to 2.1 and 2.2 percent for the same periods in 1999. Lower administrative and general expenses were a result of a decrease in pension and insurance costs.

      Research and development continues to be an integral part of the company's strategy to extend existing brands and expand its offering of new branded items for the consumer market. Research and development expenses for the quarter and year were $2,520 and $9,592, respectively, compared to $2,457 and $9,566 for the same periods in 1999. Research and development expenses of Hormel Foods, LLC, which has responsibility for the company's intangible assets, are included in administrative and general expenses.

      In conformity with generally accepted accounting principles, the company accounts for its majority-owned China operations under the consolidation method. Other international investments, such as Campofrio Alimentacion, S.A., Purefoods-Hormel and Hormel Alimentos, in which the company owns a minority interest, are accounted for under the equity method. These international equity investments, along with investments in and receivables from other affiliates, are included in the balance sheet line item "Investments in and Receivables from Affiliates." The composition of this line item at October 28, 2000, was as follows:

Country	Investments/Receivables
United States	$62,030
Spain	60,074
Philippines	24,147
Mexico	3,881
Costa Rica	688
Australia	563

Total	$151,383

      Equity in earnings of affiliates was $1,176 and $476 for the quarter and year, respectively, compared to $3,089 and $6,995 in 1999. The decrease in this earnings line was due primarily to marketing expenses within Carapelli USA, LLC (U.S.) in 2000 and a reduction in the 2000 earnings from Campofrio Alimentacion, S.A. (Spain). In 1999, the company recorded a $3,808 gain, within the equity in earnings of affiliates line, for the sale of land by Campofrio. Due to the minority ownership and the foreign origin of some of these investments, the company's earnings from these investments may fluctuate due to foreign economies, currency fluctuations and non-controlling ownership levels.

      The company's effective tax rate for the quarter and year was 34.9 and 35.6 percent compared to 35.1 and 35.0 percent in 1999. The reduction in the rate for the fourth quarter was the result of favorable settlements of various state audits.

Segment Results

      Segmented sales and operating profits for each of the business segments are set forth below. Additional business segment financial information can be found in Note I to the Notes to Consolidated Financial Statements.

	Fourth Quarter Ended			Year Ended
	October 28, 2000	October 30, 1999	% Change	October 28, 2000	October 30, 1999%
Net Sales
Grocery Products	$245,229	$262,040	(6.4)	$872,428	$870,016	0.3
Refrigerated Foods	519,040	467,589	11.0	2,023,350	1,744,974	16.0
Jennie-O Foods	187,868	167,999	11.8	584,767	566,542	3.2
All Other	54,044	53,211	1.6	194,587	176,225	10.4

Total	$1,006,181	$950,839	5.8	$3,675,132	$3,357,757	9.5

Segment Operating Profit
Grocery Products	$50,514	$52,330	(3.5)	$142,580	$147,554	(3.4)
Refrigerated Foods	15,608	14,010	11.4	51,581	19,155	169.3
Jennie-O Foods	14,582	18,556	(21.4)	37,435	46,860	(20.1)
All Other	5,534	5,078	9.0	17,155	18,131	(5.4)

Total segment operating profit	$86,238	$89,974	(4.2)	$248,751	$231,700	7.4
Net interest and investment income	(1,088)	(577)	88.6	1,298	3,571	(63.7)
General corporate income (expense)	8,538	2,516	239.3	14,332	16,202	(11.5)

Earnings before income taxes	$93,688	$91,913	1.9	$264,381	$251,473	5.1

      Grocery Products  The Grocery Products segment consists primarily of processing, marketing and sale of shelf-stable food products sold predominately in the retail market.

      Sales by the Grocery Products segment were down 6.4 percent for the quarter but finished 2000 with an increase of 0.3 percent for the year compared to the same periods of 1999. Operating profit for Grocery Products decreased 3.5 percent for the quarter and 3.4 percent for the year compared to 1999. The company had anticipated a decrease in sales for the fourth quarter as a result of an extremely strong fourth quarter in 1999 that included increased stocking of our products due to Y2K uncertainties. The decrease in sales, on a comparative basis, is expected to continue into the first quarter of 2001 but should be offset by favorable sales comparisons expected to be attained in the final three quarters of 2001. Operating profit was adversely affected by higher raw material costs in 2000 compared to 1999.

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

      Sales by the Refrigerated Foods segment were up 11.0 percent for the quarter and 16.0 percent for the year compared to 1999, primarily due to increases in sales through the Foodservice business. Operating profit increased 11.4 percent and 169.3 percent for the quarter and year, respectively, compared to 1999. Foodservice sales tonnage increased 16.5 and 17.3 percent for the quarter and year, respectively, when compared to 1999. Increases were realized in all 15 categories of branded products sold by Foodservice. The largest gain in Foodservice sales volume occurred in premium pork (including Always Tender brand pork), which was up 88 percent over the same quarter a year ago.

      Although Meat Products tonnage decreased 2.6 percent for the fourth quarter, it experienced an increase of 3.6 percent for the year compared to 1999. Tonnage of branded products sold by this business unit increased 36.6 percent for the year compared to 1999. Record market share was accomplished in fiscal 2000 for pepperoni and bacon. The fully cooked entrée lines continue to perform strongly. Four new entrées were introduced in the fourth quarter.

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

      Jennie-O Foods  The Jennie-O Foods segment consists primarily of processing, marketing and sale of branded and unbranded turkey products for the retail, foodservice and fresh customer markets.

      Jennie-O Foods sales increased 11.8 percent for the quarter and 3.2 percent for the year compared to 1999, primarily as a result of an improved sales mix. Operating profit decreased 21.4 percent and 20.1 percent for the quarter and year, respectively. Higher feed grain prices and a lower turkey commodity market adversely impacted operating profits for 2000.

      Tonnage volume for the quarter increased 5.9 percent compared to last year. Tonnage volume for the year was flat, primarily as a result of a decision earlier in the year to reduce production of traditional summer cut-up breast and commodity part sales in favor of whole bird sales. As anticipated, the whole bird market remained strong this fall, particularly on the hen side, which allowed Jennie-O Foods to minimize price pressure on its other product lines.

      Other value-added segments of Jennie-O Foods' business continued to grow, with foodservice again registering double-digit sales increases for the quarter and year. The most recent 12-week AC Nielsen scanner data shows increases in sales volume, market share and distributions for most of Jennie-O Foods' measured retail brands. Jennie-O Foods continues to be aggressive in new product development. The company will roll out four new foodservice products in the first quarter of 2001, which follows the successful launch of four new retail items in the fourth quarter of 2000.

      All Other  This segment consists of a variety of smaller, dissimilar business units and miscellaneous corporate sales. These businesses produce, market and sell beef products, food packaging (i.e., casings for dry sausage) and food equipment and manufacture, market and sell company products internationally. The All Other segment includes the following operating segments: Dan's Prize, Inc., Vista International Packaging, Inc., AFECO and Hormel Foods International.

      All Other sales increased 1.6 percent for the quarter and increased 10.4 percent for the year compared to 1999. Operating profit increased 9.0 percent for the quarter and decreased 5.4 percent for the year compared to 1999. Adverse economic conditions in many of the international markets, which began in the latter part of 1999, put pressure on operating margins for much of the year, but moderated in the fourth quarter of 2000. These pressures were somewhat offset by the Dan's Prize, Inc., cooked beef business, which continued to perform well throughout the year.

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

Liquidity and Capital Resources

      The company continues to have an exceptionally strong balance sheet, which is reflected in the following financial ratios for fiscal 2001 and 2000:

	2001	2000
Liquidity Ratios
Current ratio	2.1	2.1
Receivables turnover	13.4	12.8
Days sales in receivables	27.3	30.6
Inventory turnover	9.4	9.7
Days sales in inventory	43.4	38.4
Leverage Ratio
Long-term debt to equity (including current maturities)	50.4%	21.1%
Operating Ratios
Pretax profit to net worth	30.5%	30.8%
Pretax profit to total assets	15.0%	15.9%

      Cash, cash equivalents and short-term marketable securities were $186,276 at the end of 2001. Long-term debt, including current maturities, increased from $184,367 at October 28, 2000, to $501,441 at October 27, 2001. In June 2001, the company issued $350,000 of 6 5/8 percent senior unsecured notes due June 2011. The proceeds were used to repay short-term borrowings incurred to partially finance The Turkey Store and Diamond Crystal acquisitions. This issuance of debt increased the company's long-term debt to equity ratio to 50.4 percent in 2001 from 21.1 percent in 2000. Offsetting a portion of the new debt, the company continued to make scheduled principal payments on existing debt throughout the fiscal year. On October 25, 2001, the company entered into a $150,000, three-year revolving credit facility, which replaced an existing short-term credit line of $425,000. The credit facility is for general corporate purposes and may be used for acquisitions. The company believes its strong balance sheet and available credit facility provides the company the ability to take advantage of expansion or acquisition opportunities that may arise.

      During 2001, cash provided by operating activities was $320,440 as compared to $151,304 last year. This increase can be attributed to increased earnings before depreciation and amortization as well as changes in working capital items, which occurred in the normal course of business.

      Cash used for investing activities in 2001 increased to $506,947 from $74,456 in 2000. The increase in cash used for investing activities primarily reflects the current year's acquisitions of The Turkey Store Company (with a purchase price of $368,650, including related costs) and Diamond Crystal Brands Nutritional Products (with a purchase price of $66,237, including related costs.)

      Cash provided from financing activities increased to $272,137 from cash used in 2000 of $164,512. The $350,000 of 6 5/8 percent notes issued in June and a reduction in Common Stock repurchased in the market caused the large variance from the previous year. During the year, the company repurchased 416,591 shares of its Common Stock at an average price per share of $22.11 under a repurchase plan approved in September 1998. During the fourth quarter, 282,900 shares were repurchased under the plan at an average price per share of $23.63. Total shares purchased under the currently approved 10,000,000 share repurchase plan are 9,458,691 shares.

      The company opened a new $14,500 distribution center in Dayton, Ohio, at the end of the third quarter under a synthetic lease agreement. The facility serves the East Coast market and is operated by Power Logistics, Inc.

      The company believes that financial resources, including the three-year revolving credit facility and anticipated funds from operations, will be adequate to meet all present commitments for capital expenditures. At the end of fiscal 2001, the company had commitments to expend approximately $36,000 to complete construction in progress at various Hormel Foods and Jennie-O Turkey Store locations.

Forward-Looking Statements

      This report may contain "forward-looking" information within the meaning of the federal securities laws. The "forward-looking" information may include statements concerning the company's outlook for the future as well as other statements of beliefs, future plans, strategies or anticipated events and similar expressions concerning matters that are not historical facts. "Forward-looking" statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. Among the factors that may affect the operating results of the company are the following: (i) fluctuations in the cost and availability of live hogs, raw materials, such as feed grain and supplies; (ii) fluctuations in the costs of live turkey production; (iii) changes in the availability and relative costs of labor; (iv) market conditions for finished products, including the supply and pricing of alternative proteins; (v) effectiveness of advertising and marketing programs; (vi) changes in consumer purchasing behavior, particularly as a result of the September 11 terrorist attacks; (vii) the ability of the company successfully to integrate newly acquired businesses into existing operations; (viii) risks associated with leverage, including cost increases due to rising interest rates; (ix) changes in domestic or foreign regulations and laws, including changes in accounting standards, environmental laws, occupational, health and safety laws; (x) issues related to food safety, including costs resulting from product recalls, regulatory compliance and any related claims or litigation; (xi) adverse results from ongoing litigation; (xii) access to foreign markets together with foreign economic conditions, including currency fluctuations; and (xiii) the effect of, or changes in, general economic conditions. Please refer to Exhibit 99 of the Annual Report on Form 10-K/A-1 for fiscal year ending October 28, 2000, for further information on the company's position regarding "forward-looking" information.

Quantitative and Qualitative Disclosure about Market Risk

      The principal market risk affecting the company is the exposure to changes in interest rates on the company's fixed-rate, long-term debt. Market risk for fixed-rate, long-term debt is estimated as the potential increase in fair value, resulting from a hypothetical 10.0 percent decrease in interest rates, and amounts to approximately $16,904 at October 27, 2001. The fair values of the company's long-term debt were estimated using discounted future cash flows based on the company's incremental borrowing rates for similar types of borrowing arrangements.

      The company's earnings are affected by fluctuations in the live hog market. To minimize the impact on earnings, the company has entered into contracts with producers for the purchase of hogs at formula-based prices over periods of up to 15 years. The contract formula is based on hog production costs. Purchased hogs under contract accounted for 72 percent of the total hogs purchased by the company in both 2001 and 2000. A hypothetical 10 percent change in the cash market would have impacted approximately 28 percent of the hogs purchased in both years, and would not have had a material effect on the company's results. The contracts reduce volatility in hog prices and ensure a steady supply of quality hogs.

      The company raises or contracts on a yearly basis for live turkeys. This reduces market risk from fluctuations in a live turkey market.

      While the company does have international operations and operates in international markets, it considers its market risk in such activities to be immaterial.

Responsibility for Financial Statements

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

      These financial statements have been audited by Ernst & Young LLP, independent auditors, and their report appears on page 39. Their audit is conducted in accordance with generally accepted auditing standards and includes a review of the company's accounting and financial controls and tests of transactions.

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

/s/ JOEL W. JOHNSON Joel W. Johnson Chairman of the Board President and Chief Executive Officer	/s/ MICHAEL J. MCCOY Michael J. McCoy Executive Vice President Chief Financial Officer

Consolidated Statements of Financial Position

	October 27, 2001	October 28, 2000
	(In Thousands)
Assets
Current Assets
Cash and cash equivalents	$186,276	$100,646
Short-term marketable securities	0	5,964
Accounts receivable	308,115	307,732
Inventories	355,114	281,404
Deferred income taxes	7,341	9,021
Prepaid expenses and other current assets	26,435	6,342

Total Current Assets	883,281	711,109
Deferred Income Taxes	0	61,622
Goodwill	279,225	89,910
Other Intangibles	99,453	2,722
Investments in and Receivables from Affiliates	129,805	151,383
Other Assets	91,004	83,645
Property, Plant and Equipment
Land	21,967	13,314
Buildings	377,217	291,512
Equipment	837,496	701,554
Construction in progress	37,416	75,232

	1,274,096	1,081,612
Less allowance for depreciation	(594,166)	(540,063)

	679,930	541,549

Total Assets	$2,162,698	$1,641,940

Liabilities and Shareholders' Investment
Current Liabilities
Accounts payable	$171,177	$154,893
Accrued expenses	40,515	30,117
Accrued marketing expenses	43,102	34,252
Employee compensation	76,258	59,138
Taxes, other than federal income taxes	16,655	10,982
Dividends payable	12,910	12,195
Federal income taxes	20,552	2,609
Current maturities of long-term debt	39,034	38,439

Total Current Liabilities	420,203	342,625
Long-term Debt—less current maturities	462,407	145,928
Accumulated Postretirement Benefit Obligation	253,607	252,118
Other Long-term Liabilities	30,140	27,392
Deferred Income Taxes	460	0
Shareholders' Investment
Preferred stock, par value $.01 a share—authorized 80,000,000 shares; issued—none
Common stock, nonvoting, par value $.01 a share—authorized 200,000,000 shares; issued—none
Common stock, par value $.0586 a share—authorized 400,000,000 shares; issued 138,663,289 shares October 27, 2001 issued 138,569,429 shares October 28, 2000	8,126	8,120
Additional paid-in capital	3,143	0
Accumulated other comprehensive loss	(25,861)	(20,917)
Retained earnings	1,010,473	886,674

Total Shareholders' Investment	995,881	873,877

Total Liabilities and Shareholders' Investment	$2,162,698	$1,641,940

See notes to consolidated financial statements.

Consolidated Statements of Operations

	Fiscal Year Ended
	October 27, 2001	October 28, 2000	October 30, 1999
	(In Thousands, Except Per Share Amounts)
Sales, less returns and allowances	$4,124,112	$3,675,132	$3,357,757
Cost of products sold	2,989,337	2,674,874	2,379,725

Gross Profit	1,134,775	1,000,258	978,032
Expenses:
Selling and delivery	421,269	379,326	356,553
Marketing	323,099	292,808	307,376
Administrative and general	90,101	65,517	73,196

Operating Income	300,306	262,607	240,907
Other income and expense:
Interest and investment income	9,795	16,204	17,317
Equity in earnings of affiliates	2,866	476	6,995
Interest expense	(27,953)	(14,906)	(13,746)

Earnings Before Income Taxes	285,014	264,381	251,473
Provision for income taxes	102,573	94,164	88,035

Net Earnings	$182,441	$170,217	$163,438

Net Earnings Per Share:
Basic	$1.32	$1.21	$1.12

Diluted	$1.30	$1.20	$1.11

Weighted Average Shares Outstanding:
Basic	138,710	140,532	145,794

Diluted	140,125	141,523	147,010

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Investment

	Common Stock		Treasury Stock
							Accumulated Other Comprehensive Income (Loss)
					Additional Paid-In Capital	Retained Earnings		Total Shareholders' Investment
	Shares	Amount	Shares	Amount
	(In Thousands, Except Per Share Amounts)
Balance at October 31, 1998	147,229	$8,628	(238)	$(3,559)	$0	$812,157	$(3,911)	$813,315
Comprehensive income
Net earnings						163,438		163,438
Foreign currency translation							(3,206)	(3,206)
Adjustment in minimum pension liability							812	812

Comprehensive income								161,044
Purchases of common stock			(4,498)	(87,678)				(87,678)
Exercise of stock options			232	4,401		(1,954)		2,447
Shares retired	(4,504)	(264)	4,504	86,836		(86,572)		0
Cash dividends — $.33 per share						(47,986)		(47,986)

Balance at October 30, 1999	142,725	8,364	0	0	0	839,083	(6,305)	841,142
Comprehensive income
Net earnings						170,217		170,217
Foreign currency translation							(6,972)	(6,972)
Adjustment in minimum pension liability							(7,640)	(7,640)

Comprehensive income								155,605
Purchases of common stock			(4,429)	(77,591)				(77,591)
Exercise of stock options			273	4,445		(696)		3,749
Shares retired	(4,156)	(244)	4,156	73,146		(72,902)		0
Cash dividends — $.35 per share						(49,028)		(49,028)

Balance at October 28, 2000	138,569	8,120	0	0	0	886,674	(20,917)	873,877
Comprehensive income
Net earnings						182,441		182,441
Foreign currency translation							(4,695)	(4,695)
Adjustment in minimum pension liability							(249)	(249)

Comprehensive income								177,497
Purchases of common stock			(416)	(9,213)				(9,213)
Exercise of stock options	368	22	142	2,738	3,143	(848)		5,055
Shares retired	(274)	(16)	274	6,475		(6,459)		0
Cash dividends — $.37 per share						(51,335)		(51,335)

Balance at October 27, 2001	138,663	$8,126	0	$0	$3,143	$1,010,473	$(25,861)	$995,881

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	October 27, 2001	October 28, 2000	October 30, 1999
	(In Thousands)
Operating Activities
Net earnings	$182,441	$170,217	$163,438
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	74,546	59,974	57,956
Amortization of intangibles	15,647	5,912	6,700
Equity in earnings of affiliates	(2,866)	(476)	(6,995)
Provision for deferred income taxes	(1,763)	7,160	(1,838)
(Gain) loss on property/equipment sales and plant facilities	(901)	360	1,293
Changes in operating assets and liabilities net of acquisitions:
Decrease (increase) in accounts receivable	19,234	(41,673)	(43,140)
(Increase) in inventories, prepaid expenses, and other current assets	(21,994)	(11,750)	(28,476)
Increase (decrease) in accounts payable and accrued expenses	56,096	(38,420)	90,598

Net cash provided by operating activities	320,440	151,304	239,536
Investing Activities
Sale of held-to-maturity securities	6,239	84,618	82,502
Purchase of held-to-maturity securities	(275)	(30,330)	(108,656)
Acquisitions of businesses	(440,036)	0	0
Purchases of property/equipment	(77,129)	(100,125)	(79,121)
Proceeds from sales of property/equipment	6,007	3,866	1,155
(Increase) in investments, equity in affiliates and other assets	(5,102)	(36,044)	(42,177)
Dividends from affiliates	3,349	3,559	2,165

Net cash used in investing activities	(506,947)	(74,456)	(144,132)
Financing Activities
Proceeds from long-term debt	367,494	4,439	26,100
Principal payments on long-term debt	(40,579)	(43,183)	(4,778)
Dividends paid on common stock	(50,623)	(48,735)	(47,858)
Share repurchase	(9,213)	(75,330)	(87,636)
Other	5,058	(1,703)	3,144

Net cash provided by (used in) financing activities	272,137	(164,512)	(111,028)

Increase (decrease) in cash and cash equivalents	85,630	(87,664)	(15,624)
Cash and cash equivalents at beginning of year	100,646	188,310	203,934

Cash and cash equivalents at end of year	$186,276	$100,646	$188,310

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(October 27, 2001)

Note A:  Summary Of Significant Accounting Policies

      Principles of Consolidation:  The consolidated financial statements include the accounts of Hormel Foods Corporation and all of its majority-owned subsidiaries after elimination of all significant intercompany accounts, transactions and profits. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation. The reclassifications had no impact on the net earnings as previously reported.

      Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      Fiscal Year:  The company's fiscal year ends on the last Saturday in October. Fiscal years 2001, 2000 and 1999 consisted of 52 weeks.

      Cash and Cash Equivalents and Short-term Marketable Securities:  The company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The company classifies investments with an original maturity of more than three months on their acquisition date as short-term marketable securities.

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

      Intangibles:  Goodwill and other intangibles are recorded at their estimated fair values at date of acquisition and are amortized on a straight-line basis over periods ranging up to 40 years. Accumulated amortization at October 27, 2001, and October 28, 2000, was $63.6 million and $48.0 million, respectively.

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

      Foreign Currency Translation:  Assets and liabilities denominated in foreign currency are translated at the current exchange rate as of the balance sheet date, and income statement amounts are translated at the average monthly exchange rate. Translation adjustments resulting from fluctuations in exchange rates are recorded as a component of "Accumulated Other Comprehensive Income (Loss)" in shareholders' investment.

      Accumulated Other Comprehensive Income (Loss):  The components of accumulated other comprehensive income (loss) are as follows:

	October 27, 2001	October 28, 2000
	(In Thousands)
Foreign currency translation	$(16,908)	$(12,213)
Minimum pension liability	(8,953)	(8,704)

Accumulated other comprehensive income (loss)	$(25,861)	$(20,917)

      Derivatives and Hedging Activity:  In first quarter fiscal 2001, the company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," (as amended by SFAS Nos. 137 and 138). This Statement requires that all derivative instruments be recorded on the balance sheet at fair value and establishes accounting treatment for fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in foreign operations. Adoption of the Statement did not have a material impact on the results of operations or financial position of the company.

      The company hedges a portion of its equity investment in Campofrio Alimentacion, S.A., with foreign denominated debt. The debt is considered to be totally effective as a hedge against translation gains and losses on the company's investment.

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

      The company's largest equity investment is a 21.1 percent ownership interest in the common stock of a Spanish company, Campofrio Alimentacion, S.A. The fair value of such publicly traded securities was $83.0 million and the company's book value was $67.2 million at October 27, 2001. The only other material equity investment is a 40.0 percent ownership interest in a Philippines joint venture, Purefoods-Hormel Company, which has an October 27, 2001, book value of $23.6 million.

      Revenue Recognition:  Beginning in the fourth quarter of fiscal 2001, the company adopted the provisions of Staff Accounting Bulletin No. 101 (SAB 101) "Revenue Recognition in Financial Statements." As a result of the guidance in SAB 101, regarding FOB destination sales, the company now recognizes revenue upon delivery to customers as opposed to shipment, which was the company's previous practice. The effect this change had on fiscal year 2001 results was a reduction in sales of $30.5 million and a reduction in net earnings of $1.1 million or $0.01 per diluted share.

      Product shipments are supported by purchase orders received from customers that indicate the price for each product and for which collectibility from the customer is reasonably assured.

      Advertising Expenses:  Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with coupons, samples and market research. Advertising costs for fiscal years 2001, 2000 and 1999 were $285.5 million, $260.1 million and $273.2 million, respectively.

      Shipping and Handling Costs:  Shipping and handling costs are recorded as selling and delivery expenses. Shipping and handling costs for fiscal years 2001, 2000 and 1999 were $234.3 million, $210.2 million and $190.5 million, respectively.

      Research and Development Expenses:  Research and development expenses incurred for fiscal years 2001, 2000 and 1999 were $11.5 million, $9.6 million and $9.6 million, respectively. Expenses for research and development are expensed as incurred and are included in administrative and general expenses.

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

      Earnings Per Share:  Basic earnings per share are computed using the weighted-average common shares outstanding. Diluted earnings per share are computed using the weighted-average common shares outstanding after adjusting for potential common shares from stock options. For all years presented, the reported net earnings were used when computing basic and diluted earnings per share. A reconciliation of the shares used in the computation follows:

	2001	2000	1999
	(In Thousands)
Basic weighted-average shares outstanding	138,710	140,532	145,794
Dilutive potential common shares	1,415	991	1,216

Diluted weighted-average shares outstanding	140,125	141,523	147,010

      On November 22, 1999, the Hormel Foods Corporation Board of Directors authorized a two-for-one split of the company's common stock that was approved by the shareholders at the Annual Meeting on January 25, 2000. The calculation of earnings per share in the above table and elsewhere in this Annual Report reflects the impact from this split.

      Accounting Changes and Recent Accounting Pronouncements:  In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations," and No. 142 (SFAS 142), "Goodwill and Other Intangible Assets." These Statements change the accounting for business combinations, goodwill and intangible assets. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and further clarifies the criteria for recognizing intangible assets separate from goodwill. SFAS 142 provides that goodwill and other indefinite-lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. Goodwill and intangible assets acquired prior to July 1, 2001, will continue to be amortized through adoption of the Statement by the company. After adoption, such goodwill and other indefinite lived intangible assets will cease being amortized. The company plans to adopt SFAS 142 in the first quarter of fiscal 2002, and estimates the annual reduction in amortization will increase net earnings by approximately $9.0 million or $0.06 per share. During fiscal 2002, the company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of October 28, 2001, and has not yet determined what the effect of these tests will be on the results of operations and financial position of the company but does not believe it will be material.

      The Emerging Issues Task Force (EITF) has issued consensuses EITF 00-14, "Accounting for Certain Sales Incentives," and EITF 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer." These consensuses relate to the income statement classification of advertising and promotional costs. The company will apply these consensuses as of the beginning of fiscal 2002 and will reclassify certain marketing expenses as reductions of revenue. There will be no impact to operating income or net earnings. Had the consensus been in effect for fiscal years 2001 and 2000, the reclassification would have been $238.9 million and $201.3 million, respectively. The company anticipates the impact on fiscal 2002 revenues and marketing expenses will be approximately $270.0 million.

Note B:  Acquisitions

      On February 24, 2001, the company purchased all of the issued and outstanding capital stock of Jerome Foods, Inc. (d/b/a The Turkey Store Company) through the merger of a wholly owned, special-purchase subsidiary of Hormel Foods with and into Jerome Foods. The Turkey Store Company is a turkey processing business headquartered in Barron, Wisconsin.

      On April 27, 2001, the company purchased the assets of Diamond Crystal Brands Nutritional Products (Diamond Crystal). Diamond Crystal, formerly headquartered in Savannah, Georgia, produces a variety of nutritionally enhanced food products.

      The Turkey Store Company and Diamond Crystal acquisitions have been recorded using the purchase method of accounting. The goodwill generated from these acquisitions is currently being amortized over a period of 20 years. The allocations of these purchase prices are as follows:

	Turkey Store	Diamond Crystal
	(In Thousands)
Current assets	$90,347	$4,425
Identified intangible assets	73,370	28,285
Goodwill	161,362	33,527
Other assets	694
Fixed assets	140,903
Current liabilities	(44,205)
Long-term deferred tax liabilities	(53,821)

Purchase price including related costs	$368,650	$66,237

      The operating results of each acquisition are included in the company's Consolidated Statement of Operations from the dates of acquisition. Pro forma results of operations are not presented for the Diamond Crystal acquisition, as the effects of this acquisition were not material to the company. The two-year pro forma results of operations for The Turkey Store Company acquisition, assuming consummation of the purchase as of October 31, 1999, are as follows:

	Twelve Months Ended
	October 27, 2001	October 28, 2000
	(Unaudited) (In Thousands)
Net sales	$4,228,366	$3,995,631
Net earnings	176,963	165,139
Per share data:
Basic earnings	1.28	1.18
Diluted earnings	1.26	1.17

      Various other acquisitions were completed in 2001 but were not material to the company either individually or in aggregate.

Note C:  Inventories

Principal components of inventories are:

	October 27, 2001	October 28, 2000
	(In Thousands)
Finished products	$217,128	$174,032
Raw materials and work-in-process	102,802	76,432
Materials and supplies	68,451	61,480
LIFO reserve	(33,267)	(30,540)

Total	$355,114	$281,404

      Inventoriable expenses, packages and supplies and turkey products amounting to approximately $95.8 million at October 27, 2001, and $87.6 million at October 28, 2000, are stated at cost determined by the last-in, first-out method and are $33.3 million and $30.5 million lower in the respective years than such inventories determined under the first-in, first-out method.

Note D:  Long-term Debt and Other Borrowing Arrangements

Long-term debt consists of:

	October 27, 2001	October 28, 2000
	(In Thousands)
Senior unsecured notes, with interest at 6.625%, interest due semi-annually through 2011	$350,000	$0
Medium-term unsecured notes, $35,000 maturing through 2002 and $75,000 maturing through 2006, with interest at 7.16% and 7.35%, respectively, principal and interest due annually through 2006	65,238	87,619
Medium-term unsecured note, denominated in euros, with variable interest rate, principal and interest due semi-annually through 2004	23,847	40,620
Declining balance credit facility, denominated in euros, with variable interest rate, principal due annually through 2004	16,988	20,312
Variable rate—evolving credit agreements	14,750	13,300
Medium-term unsecured note, denominated in euros, with variable interest rate, principal due semi-annually beginning in 2003 through 2006 with a variable interest period	14,208	0
Medium-term secured notes with variable rates, principal and interest due semi-annually through 2006, secured by various equipment	8,661	11,377
Industrial revenue bonds with variable interest rates, due 2005	4,700	4,700
Promissory notes, principal and interest due annually through 2007, interest at 7.23% and 8.9%, secured by limited partnership interests in affordable housing	1,711	2,872
Other	1,338	3,567

	501,441	184,367
Less current maturities	39,034	38,439

Total	$462,407	$145,928

      The company has various lines of credit, which have a maximum available commitment of $184.7 million. As of October 27, 2001, the company has unused lines of credit of $170.0 million which bear interest at variable rates below prime. A fixed fee is paid for the availability of credit lines.

      Aggregate annual maturities of long-term debt for the five fiscal years after October 27, 2001, are as follows:

(In Thousands)
2002	$39,034
2003	33,489
2004	31,026
2005	21,231
2006	11,459

      Total interest paid during fiscal 2001, 2000 and 1999 was $19.2 million, $16.5 million and $14.8 million, respectively. Based on borrowing rates currently available to the company for long-term financing with similar terms and average maturities, the fair value of long-term debt, including current maturities, utilizing discounted cash flows, is $530.0 million.

Note E:  Pension and Other Postretirement Health Care Benefits

      The company has several noncontributory defined benefit plans and defined contribution plans covering most employees. Total costs associated with the company's defined contribution benefit plans in 2001, 2000 and 1999 were $13.6 million, $11.5 million and $10.9 million, respectively. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service while plan benefits covering salaried employees are based on final average compensation. The company's funding policy is to make annual contributions of not less than the minimum required by applicable regulations.

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

      The following is a reconciliation of the beginning and ending balances of the benefit obligation and the fair value of plan assets:

	Pension Benefits		Other Benefits
	2001	2000	2001	2000
	(In Thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$500,499	$485,937	$281,711	$266,676
Service cost	12,220	10,964	2,644	2,229
Interest cost	36,218	35,455	20,359	19,284
Actuarial loss	10,969	11,102	18,234	15,831
Benefits paid	(32,865)	(42,959)	(21,575)	(22,309)

Benefit obligation at end of year	527,041	500,499	301,373	281,711

Change in plan assets:
Fair value of plan assets at beginning of year	554,782	571,241
Actual return on plan assets	36,053	14,530
Employer contributions	1,035	11,970
Benefits paid	(32,865)	(42,959)

Fair value of plan assets at end of year	559,005	554,782

Funded status	31,964	54,283	(301,373)	(281,711)
Unrecognized net transition liability	1,342	2,144
Unrecognized actuarial loss (gain)	8,809	(16,307)	43,503	26,641
Unrecognized prior service cost	5,110	6,550	(2,031)	(2,382)
Benefit payments subsequent to measurement date	268	256	6,294	5,334

Net amount recognized	$47,493	$46,926	$(253,607)	$(252,118)

      As of the 2001 valuation date, plan assets included common stock of the company having a market value of $90.2 million. Dividends paid during the year on shares held by the plan were $1.3 million.

      Amounts recognized in the consolidated balance sheets as of October 27, 2001, and October 28, 2000, were as follows:

	Pension Benefits		Other Benefits
	2001	2000	2001	2000
	(In Thousands)
Prepaid benefit cost	$87,860	$80,265
Accrued benefit liability	(57,440)	(50,981)	$(259,901)	$(257,452)
Intangible asset	2,184	3,170
Accumulated other comprehensive loss	14,621	14,216
Benefit payments subsequent to measurement date	268	256	6,294	5,334

Net amount recognized	$47,493	$46,926	$(253,607)	$(252,118)

      The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets were $66.2 million, $57.4 million and $0 respectively, as of October 27, 2001, and $55.0 million, $50.7 million and $0, respectively, as of October 28, 2000.

      Weighted-average assumptions for pension and other benefits were as follows:

	2001	2000	1999
Discount rate	7.25%	7.50%	7.50%
Rate of future compensation increase	5.00%	5.00%	5.00%
Expected long-term return on plan assets	9.50%	9.50%	9.50%

      For measurement purposes, a 5.9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease to 5.5% for 2005 and remain at that level thereafter.

      Net periodic cost of defined benefit plans included the following:

	Pension Benefits
	2001	2000	1999
	(In Thousands)
Service cost	$12,220	$10,964	$10,921
Interest cost	36,218	35,455	33,298
Expected return on plan assets	(51,075)	(52,724)	(52,293)
Amortization of transition obligation	802	803	803
Amortization of prior service cost	1,440	1,440	1,153
Recognized actuarial loss (gain)	875	(803)	(878)

Net periodic cost (benefit)	$480	$(4,865)	$(6,996)

	Other Benefits
	2001	2000	1999
	(In Thousands)
Service cost	$2,644	$2,229	$2,920
Interest cost	20,359	19,284	18,555
Amortization of prior service cost	(351)	(352)	(351)
Recognized actuarial (gain) loss	1,372	56	1,446

Net periodic benefit cost	$24,024	$21,217	$22,570

      Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point
	Increase	Decrease
	(In Thousands)
Effect on total of service and interest cost components	$841	$(779)
Effect on the postretirement benefit obligation	11,361	(10,599)

Note F:  Income Taxes

      The components of the provision for income taxes are as follows:

	2001	2000	1999
	(In Thousands)
Current:
U.S. Federal	$94,381	$78,384	$80,621
State	9,579	8,226	9,098
Foreign	376	394	154

Total current	104,336	87,004	89,873
Deferred:
U.S. Federal	(1,590)	6,464	(1,657)
State	(173)	696	(181)

Total deferred	(1,763)	7,160	(1,838)

Total provision for income taxes	$102,573	$94,164	$88,035

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The company believes that, based upon its lengthy and consistent history of profitable operations, it is probable that the net deferred tax assets of $6.9 million will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the deferred income tax liabilities and assets were as follows:

	October 27, 2001	October 28, 2000
	(In Thousands)
Deferred tax liabilities:
Tax over book depreciation	$(34,258)	$(32,844)
Prepaid pension	(34,063)	(31,119)
Book/Tax basis difference from acquisition	(59,753)	0
Other, net	(22,967)	(19,095)
Deferred tax assets:
Vacation accrual	5,431	5,009
Insurance accruals	5,756	5,403
Deferred compensation	10,971	10,252
Postretirement benefits	98,324	97,746
Pension accrual	11,939	12,953
Other, net	25,501	22,338

Net deferred tax assets	$6,881	$70,643

      Reconciliation of the statutory federal income tax rate to the company's effective tax rate is as follows:

	2001	2000	1999
U.S. statutory rate	35.0%	35.0%	35.0%
State taxes on income, net of federal tax benefit	2.2	2.2	2.3
All other, net	(1.2)	(1.6)	(2.3)

Effective tax rate	36.0%	35.6%	35.0%

      Total income taxes paid during fiscal 2001, 2000 and 1999 were $81.9 million, $98.1 million and $76.4 million, respectively.

Note G:  Commitments and Contingencies

      In order to ensure a steady supply of hogs and turkeys and to keep the cost of products stable, the company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods of up to 15 years. Under these contracts, the company is committed at October 27, 2001, to purchase hogs and turkeys, assuming current price levels, as follows:

(In Thousands)
2002	$780,973
2003	674,974
2004	653,999
2005	395,737
2006	294,407
Later years	1,002,708

Total	$3,802,798

      Estimated purchases under these contracts for fiscal 2001, 2000 and 1999 were $828.1 million, $815.9 million and $582.1 million, respectively.

      The company has noncancelable operating lease commitments on facilities and equipment at October 27, 2001, as follows:

(In Thousands)
2002	$12,160
2003	9,872
2004	7,713
2005	6,513
2006	4,588
Later years	5,116

Total	$45,962

      The company has commitments to expend approximately $36.0 million to complete construction in progress at various locations at October 27, 2001.

      The company is involved on an ongoing basis in litigation arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the company's results of operations, financial condition or liquidity.

Note H:  Stock Options

      The company has stock option plans for employees and nonemployee directors. The company's policy is to grant options with the exercise price equal to the market price of the common stock on the date of grant. The company follows APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, when the exercisable price of employee stock options equals the underlying stock on the date of grant, no compensation expense is recorded. Options are exercisable upon grant and expire at various dates ranging from fiscal 2002 to 2011.

      Following is a summary of stock option activity:

	Shares	Weighted-average Option Price
	(In Thousands, Except Per Share Data)
Balance October 31, 1998	5,545	$11.95
Granted	916	15.97
Exercised	(393)	10.93
Forfeitures	(18)	12.73

Balance October 30, 1999	6,050	12.62
Granted	849	19.27
Exercised	(271)	10.75
Forfeitures	(2)	15.91

Balance October 28, 2000	6,626	13.55
Granted	1,083	17.74
Exercised	(909)	11.13
Forfeitures	(1)	15.91

Balance October 27, 2001	6,799	$14.54

      Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," assuming the company accounted for its employee stock options using the fair value method. The fair value of options was estimated at the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively; risk free interest rate of 4.2%, 5.8% and 6.3%; a dividend yield of 1.8%, 2.4% and 1.8%; expected volatility of 25.3%, 24.4% and 23.6%; and an expected option life of seven years. The weighted-average fair value of options granted in fiscal 2001, 2000 and 1999 was $5.06, $5.56 and $5.13, respectively. Exercise prices ranged from $10.25 to $20.31 with a remaining average contractual life of six years at October 27, 2001. Pro forma net earnings and diluted earnings per share are as follows:

	2001	2000	1999
	(In Thousands, Except Per Share Data)
Pro forma net earnings	$180,370	$168,334	$162,148
Pro forma diluted earnings per share	1.29	1.19	1.10
Diluted earnings per share-as reported	1.30	1.20	1.11

      The number of shares available for future grants was 7,068,000, 8,151,000 and 138,244 at October 27, 2001, October 28, 2000, and October 30, 1999, respectively.

Note I:  Segment Operating Results

      The company develops, processes and distributes a wide array of food products in a variety of markets. Under the criteria set forth by the accounting standard SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the company reports its results in the following four segments: Grocery Products, Refrigerated Foods, Jennie-O Turkey Store and All Other.

      The Grocery Products segment primarily includes the processing, marketing and sale of shelf-stable food products sold predominately in the retail market.

      The Refrigerated Foods segment consists of the processing, marketing and sale of branded and unbranded pork products for the retail, foodservice and fresh customer markets. This segment also includes the manufacture, marketing and sale of nutritionally enhanced food products sold to hospitals, nursing homes and other health facilities. This segment includes the Meat Products and Foodservice business units and the Hormel HealthLabs operating segment.

      The Jennie-O Turkey Store segment primarily consists of the processing, marketing and sale of branded and unbranded turkey products for the retail, foodservice and fresh customer markets.

      The All Other segment consists of a variety of smaller, dissimilar business units and miscellaneous corporate sales. The activities of these businesses include the production, marketing and sale of beef products, food packaging (i.e., casings for dry sausage) and food equipment and the manufacture, marketing and sale of company products internationally. This segment includes operating segments: Dan's Prize, Inc., Vista International Packaging, Inc., AFECO (sold in 2001) and Hormel Foods International.

      The company does not allocate investment income, interest expense and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included to the right as "Net interest and investment income" and "General corporate (expense)/income" when reconciling to earnings before income taxes. Depreciation and amortization make up some of these unallocated expenses and are shown to the right within "Corporate." All assets other than cash, marketable securities and other corporate assets have been identified with the segments to which they relate.

	2001	2000	1999
	(In Thousands, Except Per Share Data)
Sales to Unaffiliated Customers
Grocery Products	$888,868	$872,428	$870,016
Refrigerated Foods	2,209,481	2,023,350	1,744,974
Jennie-O Turkey Store	835,454	584,767	566,542
All Other	190,309	194,587	176,225

Total	$4,124,112	$3,675,132	$3,357,757

Intersegment Sales
Grocery Products	$80	$105	$116
Refrigerated Foods	2,613	2,495	2,473
Jennie-O Turkey Store	65,130	59,866	57,109
All Other	69,483	57,878	53,601

Total	137,306	120,344	113,299
Intersegment elimination	(137,306)	(120,344)	(113,299)

Total	$0	$0	$0

Net Sales
Grocery Products	$888,948	$872,533	$870,132
Refrigerated Foods	2,212,094	2,025,845	1,747,447
Jennie-O Turkey Store	900,584	644,633	623,651
All Other	259,792	252,465	229,826
Intersegment elimination	(137,306)	(120,344)	(113,299)

Total	$4,124,112	$3,675,132	$3,357,757

Operating Profit
Grocery Products	$138,264	$142,580	$147,554
Refrigerated Foods	81,892	51,581	19,155
Jennie-O Turkey Store	66,033	37,435	46,860
All Other	17,816	17,155	18,131

Total segment operating profit	304,005	248,751	231,700
Net interest and investment income	(18,159)	1,298	3,571
General corporate (expense)/income	(832)	14,332	16,202

Earnings before income taxes	$285,014	$264,381	$251,473

Assets
Grocery Products	$226,554	$235,184	$246,916
Refrigerated Foods	633,644	585,313	546,671
Jennie-O Turkey Store	748,947	318,563	281,414
All Other	180,825	189,055	176,140
Corporate	372,728	313,825	434,444

Total	$2,162,698	$1,641,940	$1,685,585

Additions to Property Plant and Equipment
Grocery Products	$5,591	$9,853	$9,438
Refrigerated Foods	28,371	42,623	51,908
Jennie-O Turkey Store	21,683	33,707	11,918
All Other	2,664	2,210	1,549
Corporate	18,820	11,732	4,308

Total	$77,129	$100,125	$79,121

Depreciation and Amortization
Grocery Products	$8,407	$8,331	$8,399
Refrigerated Foods	25,715	24,016	22,254
Jennie-O Turkey Store	34,692	15,735	14,960
All Other	3,609	3,502	3,959
Corporate	17,770	14,302	15,084

Total	$90,193	$65,886	$64,656

Note J:  Quarterly Results of Operations (Unaudited)

      The following tabulations reflect the unaudited quarterly results of operations for the years ended October 27, 2001, and October 28, 2000:

	Net Sales	Gross Profit	Net Earnings	Diluted Earnings Per Share
	(In Thousands, Except Per Share Data)
2001
First quarter	$947,493	$267,015	$41,532	$0.30
Second quarter	1,018,406	265,987	38,894	0.28
Third quarter	1,039,491	272,960	33,212	0.24
Fourth quarter	1,118,722	328,813	68,803	0.49
2000
First quarter	$903,913	$263,081	$43,848	$0.30
Second quarter	879,023	240,114	36,254	0.26
Third quarter	886,015	219,386	29,136	0.21
Fourth quarter	1,006,181	277,677	60,979	0.44

Report of Independent Auditors

To the Shareholders and Board of Directors
Hormel Foods Corporation
Austin, Minnesota

      We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 27, 2001 and October 28, 2000, and the related consolidated statements of operations, changes in shareholders' investment and cash flows for each of the three years in the period ended October 27, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 27, 2001 and October 28, 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 27, 2001, in conformity with accounting principles generally accepted in the United States.

/s/  ERNST & YOUNG LLP

Minneapolis, Minnesota
November 19, 2001

Officers and Directors

Joel W. Johnson*	James N. Sheehan
Chairman, President and Chief Executive Officer	Vice President and Controller
Director since June 1991
William F. Snyder
Michael J. McCoy*	Vice President—Refrigerated Foods Operations
Executive Vice President and Chief Financial Officer
Director since May 2000	Joseph C. Swedberg
Vice President—Meat Products Marketing
Gary J. Ray*
Executive Vice President—Refrigerated Foods	Larry L. Vorpahl
Director since November 1990	Vice President—Grocery Products Marketing

Eric A. Brown*	James W. Cavanaugh
Group Vice President—Prepared Foods	Corporate Secretary
Director since January 1997
Roland G. Gentzler
Steven G. Binder	Assistant Controller
Group Vice President—Foodservice
Kevin C. Jones
Richard A. Bross	Assistant Secretary
Group Vice President / President Hormel Foods International
John W. Allen, Ph.D.*
Jeffrey M. Ettinger	Professor Emeritus, Food Marketing, Partnership for
Group Vice President / President and Chief Operating	Food Industry Development
Officer	Michigan State University
Jennie-O Turkey Store, Inc.	Director since October 1989

Ronald W. Fielding	John R. Block*
Group Vice President—Meat Products	Former U.S. Secretary of Agriculture
President and Chief Executive Officer,
James A. Jorgenson	Food Distributors International
Senior Vice President—Corporate Staff	Director since October 1997

Mahlon C. Schneider	William S. Davila*
Senior Vice President—External Affairs and General Counsel	President Emeritus, The Vons Companies, Inc. Director since January 1993

Thomas R. Day	E. Peter Gillette, Jr.*
Vice President—Foodservice Sales	Senior Advisor to U.S. Trust Company
Retired President, Piper Trust Company
Forrest D. Dryden, Ph.D.	Director since July 1996
Vice President—Research and Development
Luella G. Goldberg*
Jody H. Feragen	Trustee, University of Minnesota Foundation
Vice President and Treasurer	Member, Board of Overseers, University of Minnesota
Carlson School of Management
Dennis B. Goettsch	Trustee and Chair Emerita, Wellesley College
Vice President—Foodservice Marketing	Past Board Chair, University of Minnesota Foundation
Director since September 1993
Daniel A. Hartzog
Vice President—Meat Products Sales	Joseph T. Mallof*
President, Asia-Pacific
Kurt F. Mueller	S.C. Johnson & Sons, Inc.
Vice President—Fresh Pork Sales and Marketing	Director since October 1997

Gary C. Paxton	Dakota A. Pippins*
Vice President—Prepared Foods Operations	Director of Urban Think Tank and Director of Planning,
Vigilante Division of Leo Burnett, USA
Larry J. Pfeil	Director since January 2001
Vice President—Engineering
John G. Turner*
Douglas R. Reetz	Vice Chairman, ING Americas
Vice President—Grocery Products Sales	Director since March 2000

Robert R. Waller, M.D.*
President Emeritus, Mayo Foundation
Professor of Ophthalmology, Mayo Medical School
Director since January 1993

*
Director

Shareholder Information

Independent Auditors
Ernst & Young LLP
1400 Pillsbury Center
Minneapolis, MN 55402-1491

Stock Listing

      Hormel Foods Corporation's common stock is traded on the New York Stock Exchange under the symbol HRL. There are approximately 11,200 record shareholders and another 12,500 shareholders whose shares are held in street name by brokerage firms and financial institutions.

Common Stock Data

      The high and low closing price of the company's common stock and the dividends per share declared for each fiscal quarter of 2001 and 2000, respectively, are shown below:

2001	High	Low	Dividend
First Quarter	$19.13	$16.75	$.0925
Second Quarter	21.50	18.51	.0925
Third Quarter	25.25	19.52	.0925
Fourth Quarter	26.39	21.73	.0925
2000	High	Low	Dividend
First Quarter	$22.28	$19.25	$.0875
Second Quarter	19.40	14.12	.0875
Third Quarter	19.68	15.00	.0875
Fourth Quarter	16.87	15.18	.0875

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

      The transfer agent makes shareholder account data available to shareholders of record via the Internet. This service allows shareholders to view various account details over a secure Internet connection with the required entry of a tax identification number and a PIN number. Information is available 24 hours per day, seven days a week. If you are interested, you may call Wells Fargo Shareowner Services at 1-877-536-3559 (toll-free) or use the "contact us" feature on the web site http://www.css2.sungard.com/Norwest/NLogin.html to arrange for a PIN setup.

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

Dividends

      The declaration of dividends and all dates related to the declaration of dividends are subject to the judgment and discretion of the Board of Directors of Hormel Foods Corporation. Quarterly dividends are typically paid on the 15th of February, May, August and November. Postal delays may cause receipt dates to vary.

Reports and Publications

      Copies of the company's Form 10-K (annual report) and Form10-Q (quarterly report) to the Securities and Exchange Commission (SEC), proxy statement, all news releases and other corporate literature are available free upon request by calling (507) 437-5164 or by accessing the information on the Internet at www.hormel.com. As part of our ongoing effort to reduce costs in fiscal 2002, the company will no longer mail printed reports summarizing the first, second, third or fourth quarters. Please call (507) 437-5164 if you wish to receive the company's quarterly earnings news releases by mail or fax. The company's Annual Report to Shareholders is mailed approximately one month following the fourth quarter release date.

Annual Meeting

      The Annual Meeting of Shareholders will be held Tuesday, January 29, 2002, in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m.

Questions about Hormel Foods

Shareholder Inquiries
(507) 437-5944

Analyst/Investor Inquiries
(507) 437-5007

Media Inquiries
(507) 437-5355

Consumer Affairs

      Inquiries regarding products of Hormel Foods Corporation should be addressed:

    Consumer Affairs Department
    Hormel Foods Corporation
    1 Hormel Place
    Austin, MN 55912-3680
    or call 1-800-523-4635

Trademarks

      References in italic within this report represent valuable trademarks owned or licensed by Hormel Foods Corporation or its subsidiaries.

QuickLinks

EXHIBIT 13.1 SELECTED PAGES OF 2001 ANNUAL REPORT TO STOCKHOLDERS
Selected Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations (In Thousands of Dollars, Except Per Share Amounts)
Consolidated Statements of Financial Position
Consolidated Statements of Operations
Consolidated Statements of Changes in Shareholders' Investment
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements (October 27, 2001)
Report of Independent Auditors
Officers and Directors
Shareholder Information