Form 10-K, Exhibit 13
period 2002-10-26
HORMEL FOODS CORP /DE/
filed 2003-01-24
CIK 48465

EXHIBIT 13.1

SELECTED PAGES OF 2002 ANNUAL REPORT TO STOCKHOLDERS

Selected Financial Data

(In Thousands, Except Per Share Amounts)	2002	2001	2000	1999	1998*

Operations
Net Sales **	$3,910,314	$3,885,244	$3,473,849	$3,157,915	$3,081,075
Net Earnings	189,322	182,441	170,217	163,438	139,291
Percent of Sales	4.84%	4.70%	4.90%	5.18%	4.52%
Wage Costs	668,420	617,693	528,746	503,890	498,973
Total Taxes (Excluding Payroll Tax)	118,671	114,589	105,537	100,381	89,816
Depreciation and Amortization	83,238	90,193	65,886	64,656	60,273

Financial Position
Working Capital	$552,059	$463,078	$368,484	$414,736	$449,714
Properties (Net)	652,678	679,930	541,549	505,624	486,907
Total Assets	2,220,196	2,162,698	1,641,940	1,685,585	1,555,892
Long-term Debt
Less Current Maturities	409,648	462,407	145,928	184,723	204,874
Shareholders’ Investment	1,115,255	995,881	873,877	841,142	813,315

Per Share of Common Stock
Net Earnings—Basic	1.36	1.32	1.21	1.12	0.93
Net Earnings—Diluted	1.35	1.30	1.20	1.11	0.93
Dividends	0.39	0.37	0.35	0.33	0.32
Shareholders’ Investment	8.06	7.18	6.31	5.89	5.53

*53 Weeks

**Adjusted for estimated impact of EITF 00-14 and 00-25

Per share figures have been restated to give effect for the two-for-one stock split which was approved by the shareholders at the Annual Meeting on January 25, 2000.

Management's Discussion and Analysis of Financial Condition

and Results of Operations (In Thousands of Dollars, Except Per Share Amounts)

Critical Accounting Policies

Hormel Foods discussion and analysis of its financial condition and results of operations are based upon the company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The company evaluates, on an on-going basis, its estimates for reasonableness as change occurs in its business environment. The company bases its estimates on experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Hormel Foods believes its critical accounting policies are limited to those described below:

Inventory valuation: The company values its pork inventories at USDA market prices. When the carcasses are disassembled and transferred from primal processing to various manufacturing departments, the USDA market price, as adjusted by the company for product specifications and further processing, becomes the basis for calculating inventory values. In addition, substantially all inventoriable expenses, packaging and supplies are valued by the LIFO method.

Turkey raw materials are represented by the deboned meat quantities realized at the end of the boning lines. The company values these raw materials using a concept referred to as the “meat cost pool.” The meat cost pool is determined by combining the cost to grow turkeys with processing costs, less any net sales revenue from by-products created from the processing and not used in producing company products. The company has developed a series of ratios using historical data and current market conditions (which themselves involve estimates and judgement determinations by the company) to allocate the meat cost pool to each meat component. In addition, substantially all inventoriable expenses, meat, packaging and supplies are valued by the LIFO method.

Accrued promotional expenses: Accrued promotional expenses are unpaid liabilities for customer promotional programs in process or completed as of the end of the fiscal year. There are two components to these liabilities: promotional contractual accruals and voluntary performance accruals. Promotional programs are based on contracts with customers for defined performance and voluntary promotions funded through customer purchases. Promotional contract accruals are based on a review of the outstanding contracts on which performance has taken place, but the promotional payments relating to such contracts remain unpaid as of the end of the fiscal year. Voluntary performance accruals are based on the historical spend rates by product line. Significant estimates used to determine these liabilities include the level of customer performance and the historical spend rate versus contracted rates.

Employee benefit plans: The company incurs expenses relating to employee benefits such as noncontributory defined benefit pension plans and postretirement health care benefits. In accounting for these employment costs, management must make a variety of assumptions and estimates including mortality rates, discount rates, overall company compensation increases, expected return on plan assets, and health care cost trend rates. The company considers historical data as well as current facts and circumstances when determining these estimates. The company uses third-party specialists to assist management in the determination of these estimates and the calculation of certain employee benefit expenses.

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

All Other                                                                                                                                               This segment consists of a variety of smaller, dissimilar business units and miscellaneous corporate sales. These businesses produce, market and sell beef products, food packaging (i.e., casings for dry sausage) and food equipment (sold in fiscal 2001) and manufacture, market and sell company products internationally. This segment includes the operating segments: Dan’s Prize, Inc., Vista International Packaging, Inc., AFECO (sold in fiscal 2001) and Hormel Foods International.

Fiscal Years 2002 and 2001

Fiscal 2002 provided a challenging year for the company particularly since March when a Russian ban on poultry imports, combined with an overall increase in U.S. protein slaughter levels, caused an oversupply of protein inventory in the marketplace. The oversupply of proteins caused pricing pressure on the company’s turkey and pork businesses. However, the company’s continued focus on expanding and growing its value-added, branded product lines, while lessening its percentage of commodity items, reduced the impact the oversupply had on the company’s results.

Consolidated Results

Net Earnings: Net earnings for the fourth quarter of fiscal 2002 were $67,970, a decrease of 1.2 percent compared to earnings of $68,803 for the same period last year. Diluted earnings per share were $.49 and were consistent with the same period last year. Statement of Financial Accounting Standards No. 142 (SFAS 142), adopted by the company effective with the beginning of fiscal 2002, which eliminated the amortization of goodwill and other indefinite-lived assets, would have increased fiscal 2001 fourth quarter net earnings $4,612 or $.03 per diluted share (for more information see Note D “Goodwill and Intangible Assets”).

Net earnings for the year increased 3.8 percent to $189,322 from $182,441 in fiscal 2001. Diluted earnings per share for the same period increased to $1.35 from $1.30 in the prior year. If the company would have applied the guidance of SFAS 142 in fiscal year 2001, net earnings for that period would have increased $12,681 or $.09 per diluted share.

Sales: Net sales for the fourth quarter decreased to $1,038,895 from $1,055,228 in 2001, a decrease of 1.5 percent. Net sales for the twelve months in fiscal 2002 were essentially flat compared to the prior year with 2002 net sales of $3,910,314 compared to $3,885,244 last year. Fiscal year 2001 net sales reflect the reclassification of certain expenses, which were a result of the company’s adoption of guidance from EITF 00-14 and 00-25 in the first quarter of fiscal 2002.

Tonnage volume for the current quarter increased 1.7 percent to 877,469 from 862,556 last year. Tonnage volume for the year increased 1.5 percent to 3,313,010 from 3,263,184 in the prior year.

The flat to lower net sales for the quarter and year compared to the increases in quarter and year tonnage volume illustrates the pricing pressure that arose in fiscal 2002.

Gross Profit: Gross profits were $265,734 and $962,853 for the quarter and year, respectively, compared to $265,319 and $895,907 last year. As a percent of net sales, gross profit increased 0.5 and 1.5 percent for the quarter and year, respectively. Gross profit as a percent of net sales continued to improve as the company maintained its strategy of rolling out additional branded product lines and expanded upon its existing value-added lines. The positive increase in margins also reflected the benefits of a decrease in the cash hog market over last year. However, the benefits of the lower cash market were largely offset by the higher prices paid under the company’s hog procurement contracts.

The company expects gross profit, as a percent of net sales, to increase slightly as protein market conditions improve gradually in future periods. Gross profit should also be enhanced as the company continues to move toward a higher percentage of value-added products; however, increases in certain business costs, the most significant of which will be higher retiree medical costs, will suppress much of these enhancements.

Selling and Delivery: Selling and delivery expenses for the fourth quarter and year were $133,352 and $558,354, respectively, compared to $125,435 and $505,500 last year. As a percent of net sales, selling and delivery expenses were 12.8 and 14.3 percent for the quarter and year, respectively, compared to 11.9 and 13.0 percent in 2001. Increased media and advertising spending in fiscal 2002 contributed significantly to the increase in selling and delivery expense in both the quarter and year comparisons. Selling and delivery expenses also increased over the prior year due to the company’s increased tonnage volume. This had an even larger impact on selling and delivery expense as a percent of net sales because the higher sales tonnage did not translate into higher sales dollars due to the pricing pressures discussed earlier. The company expects these expenses to remain around 14.3 percent of net sales in future periods.

Administrative and General: Administrative and general expenses were $24,421 and $93,990 for the quarter and year, respectively, compared to $26,504 and $90,101 ($22,675 and $76,991—adjusted for SFAS 142) last year. As a percent of net sales, administrative and general expenses for the quarter and year were 2.4 percent compared to 2.5 and 2.3 percent (2.1 and 2.0 percent—adjusted for SFAS 142) for the quarter and year, respectively, in fiscal 2001. The higher twelve-month administrative and general expense was partially due to increased spending on information technology, including higher consulting and internal staffing costs. Higher levels of bad debt that occurred primarily in the first half of the current fiscal year also contributed to the increased full year administrative and general expense.

Research and development expenses for the quarter and year increased to $3,021 and $12,097, respectively, from $2,931 and $11,478 in 2001. Research and development is an integral part of the company’s strategy to extend existing brands and expand its offering of new branded items for the consumer market. Hormel Foods, LLC has responsibility for a majority of the company’s intangible assets. The company expects research and development expenses will continue to increase at a moderate pace in future periods.

Recent stock market results have lowered the historical returns on the company’s pension plan assets. As a result, the company reduced its discount rate and expected rate of return for its calculation of fiscal 2003 pension plan expenses. These rate changes along with the amortization of additional actuarial losses will increase the amount of pension expense that will be recognized in future periods. As a result, the company expects administrative and general expenses, as a percent of sales, to increase to approximately 2.7 percent in fiscal 2003.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $1,967 and $7,741 for the quarter and year, respectively, compared to $1,480 and $3,498 last year. The twelve-month increase in this earnings line was due to the improved performance of the company’s 49.0 percent owned joint venture, Carapelli USA, LLC. Also performing favorably was the company’s 40.0 percent owned Philippine joint venture, Purefoods-Hormel Company. The company expects both of these entities to continue to improve their operating results in fiscal year 2003. The total equity in earnings of affiliates may decrease in future periods due to the discontinuation of equity-method accounting for the company’s 15.2 percent owned investment in Campofrio Alimentacion, S.A. (Campofrio), effective during the third quarter of fiscal 2002.

In conformity with generally accepted accounting principles, the company accounts for its majority-owned China and Australian operations under the consolidation method. Other international investments, such as Campofrio, Purefoods-Hormel, and Hormel Alimentos, in which the company owns a minority interest, are accounted for under the equity or cost method. These international investments, along with investments in and receivables from other affiliates, are included in the balance sheet line item “investments in and receivables from affiliates.” The composition of this line item at October 26, 2002, was as follows:

Country	Investments/Receivables
United States	$35,350
Spain	57,563
Philippines	28,712
Mexico	4,930
Costa Rica	667
Total	$127,222

Income Taxes: The company’s effective tax rate for the quarter and year was 34.9 and 35.6 percent compared to 36.3 and 36.0 percent in fiscal 2001. The effective tax rate decreased compared to the prior year due to the elimination of certain permanent tax and financial differences related to intangible assets resulting from the adoption of SFAS 142. The company expects the effective tax rate to increase in fiscal 2003 to a range of 35.8 to 36.3 percent.

Segment Results

Segmented sales and operating profits for each of the company’s segments is set forth below. Additional segment financial information can be found in Note K of the Notes to Consolidated Financial Statements.

	Fourth Quarter Ended			Year Ended
	October 26, 2002	October 27, 2001	% Change	October 26, 2002	October 27, 2001	% Change
Net Sales*
Grocery Products	$231,210	$229,925	0.6	$787,716	$770,271	2.3
Refrigerated Foods	515,863	549,399	(6.1)	2,059,049	2,142,935	(3.9)
Jennie-O Turkey Store**	253,055	242,682	4.3	881,935	787,307	12.0
All Other	38,767	33,222	16.7	181,614	184,731	(1.7)
Total	$1,038,895	$1,055,228	(1.5)	$3,910,314	$3,885,244	0.6

Segment Profit
Grocery Products	$64,129	$57,428	11.7	$155,002	$138,264	12.1
Refrigerated Foods	17,744	24,160	(26.6)	76,189	81,892	(7.0)
Jennie-O Turkey Store**	19,915	28,851	(31.0)	68,517	66,033	3.8
All Other	6,529	6,171	5.8	24,816	17,816	39.3
Total segment operating profit	108,317	116,610	(7.1)	324,524	304,005	6.7
Net interest and investment income	(5,560)	(6,907)	19.5	(24,280)	(18,159)	(33.7)
General corporate income (expense)	1,611	(1,776)	190.7	(6,274)	(832)	(654.1)
Earnings before income taxes	$104,368	$107,927	(3.3)	$293,970	$285,014	3.1

*2001 net sales are restated for EITF 00-14 and 00-25.

**The acquisition of The Turkey Store was completed in the second quarter of fiscal year 2001. Financial results for the twelve months ended October 27, 2001, only include eight months of The Turkey Store operations. The above three-month time periods are comparable.

Grocery Products: The Grocery Products segment consists primarily of processing, marketing and sale of shelf-stable food products sold predominately in the retail market.

Grocery Products fourth quarter net sales remained comparable to the previous year (showing a 0.6 percent increase) and increased 2.3 percent for the year compared to fiscal 2001. Sales tonnage volume decreased 1.0 percent for the quarter but finished the year up 2.1 percent compared to year ago results. Operating profit for Grocery Products increased 11.7 percent for the quarter and 12.1 percent for the year compared to fiscal 2001. Lower raw material costs combined with stable pricing continued to result in increased profits for this segment. The company anticipates the lower raw material prices to continue through the first half of fiscal year 2003 and then trend higher for the remainder of the year.

The Grocery Products ethnic category continued to post solid volume gains of 7.5 percent over the prior year with tonnage volume of 84,075,000 in fiscal 2002. The segment’s ethnic category is represented by products such as Chi-Chi’s and Herdez (Mexican), House of Tsang (Asian), Marrakesh Express and Peloponnese (Mediterranean) and Carapelli olive oil (Italian). The strongest performers in the ethnic category were Chi-Chi’s sauces and Carapelli olive oil which increased 3,226,000 lbs. (10.3 percent) and 1,830,000 lbs. (17.7 percent), respectively, compared to twelve month sales volumes of a year ago. The company expects the ethnic category to continue to grow for the foreseeable future based on continued marketing efforts and domestic population trends.

The late third quarter fiscal 2002 introduction of Dinty Moore Classic Bakes dinner kit casseroles also contributed to the increased tonnage volume over the prior year. This product line extension attained a solid fourth quarter sales volume of 6,401,000 lbs.

Refrigerated Foods: The Refrigerated Foods segment consists primarily of processing, marketing and sale of branded and unbranded pork products for the retail, foodservice and fresh customer markets. This segment also includes processing, marketing and sale of nutritionally enhanced food products sold to hospitals, nursing homes and other health facilities. This segment includes the Meat Products and Foodservice business units and the Hormel HealthLabs operating segment.

The Refrigerated Foods segment net sales were down 6.1 percent for the quarter and 3.9 percent for the twelve months compared to fiscal 2001 due mainly to the pricing pressures caused by the oversupply of protein inventory in the marketplace. Segment profit decreased 26.6 and 7.0 percent for the quarter and fiscal year, respectively, compared to the prior year. Sales tonnage increased 2.5 percent for the quarter and decreased 1.7 percent for the year compared to fiscal 2001 results. Slaughter levels increased 42,000 or 2.2 percent for the fourth quarter and were flat for the fiscal year compared to fiscal 2001.

Hormel’s success in enhancing its value-added product lines significantly reduced the impact of the oversupply of proteins in the marketplace. The company’s supplier hog contracts lowered the profits generated by this segment by about $35,000 for the fourth quarter and $81,000 for the year because prices paid for contracted hogs exceeded the spot cash market. The company expects cash hog prices to remain low into the first half of fiscal 2003.

The Meat Products business unit continued to provide profit growth to the Refrigerated Foods segment as sales of value-added products increase and replace commodity products. Product lines performing particularly well with volume increases over the prior year’s fourth quarter were breakfast meats and fully cooked entrées which increased 2.2 million lbs. (10.0 percent) and 538,000 lbs. (11.5 percent), respectively.

The Foodservice business unit saw the momentum generated in the previous quarter continue through the fourth quarter as overall tonnage increased 10.5 percent over the prior year quarter results. While a portion of this growth can be attributed to soft numbers in 2001, which were the result of weak away from home meal spending due to consumers’ reactions to the September 11 terrorist attacks, the business continued to expand through accelerated growth of new initiatives. Always Tender pork grew 315,000 lbs. (23.7 percent) while Old Smokehouse Applewood smoked bacon and Austin Blues increased 351,000 lbs. (60.5 percent) and 485,000 lbs. (76.0 percent) respectively. Café h products showed progress with sales tonnage up 57,000 lbs. (69.3 percent) from the previous quarter.

The Hormel HealthLabs operating segment sales tonnage volume increased 2.3 and 73.4 percent for the quarter and year, respectively. The quarter results are comparable but the twelve month results for fiscal year 2002 were positively impacted by the acquisition and integration of Diamond Crystal Brands Nutritional Products, which was acquired late in the second quarter of fiscal 2001. Heavy fourth quarter promotional expenses offset volume gains and resulted in lower operating segment profits for the period.

Jennie-O Turkey Store: The Jennie-O Turkey Store (JOTS) segment consists primarily of processing, marketing and sale of branded and unbranded turkey products for the retail, foodservice and fresh customer markets.

JOTS net sales for the quarter and year increased 4.3 and 12.0 percent, respectively, compared to fiscal 2001 periods. Tonnage volume decreased 2.7 percent for the quarter and increased 8.3 percent for the year compared to prior year period results. Segment profit decreased 31.0 percent for the quarter and increased 3.8 percent for the year compared to fiscal 2001. Adjusted for SFAS 142 (see Note D), segment profit for the quarter and year decreased 38.3 and 8.4 percent, respectively, compared to fiscal 2001. Segment profit continues to be negatively impacted by weak commodity meat markets particularly for dark meat and whole birds. The Russian ban on poultry products contributed significantly to the reduced dark meat commodity prices that have been in existence since the second quarter of fiscal 2002. Unless additional trade barriers arise with significant poultry import countries like Russia, the company expects dark meat commodity prices will strengthen in the third quarter of fiscal 2003. The company expects whole bird prices to strengthen in the fourth quarter of fiscal 2003.

The harsh poultry commodity condition throughout much of fiscal 2002 masked some of the achievements in this segment. Net sales dollar growth in excess of tonnage growth, particularly in a year when commodity meat values decreased significantly, is evidence that strides were made in converting the sales mix to a higher proportion of value-added products. The successful integration of The Turkey Store was also apparent as JOTS ranked very high on operating efficiency, compared with its industry peers, in a recent Agrimetrics survey.

Progress made in the transition to more sales of value-added turkey products can be largely attributed to product introductions within the past two years. Products (with their corresponding 2002 revenues) such as Jennie-O Turkey Store marinated tenders ($10.0 million), Cajun fried turkey ($6.4 million) and So Easy entrées ($3.7 million) continue to gain customer acceptance and provide opportunities for growth in future periods.

All Other: This segment consists of a variety of smaller, dissimilar business units and miscellaneous corporate sales. These businesses produce, market and sell beef products, food packaging (i.e., casings for dry sausage) and food equipment and manufacture, market and sell company products internationally. The All Other segment includes the operating segments: Dan’s Prize, Inc., Vista International Packaging, Inc., AFECO and Hormel Foods International (HFI). During the fourth quarter of fiscal 2001, the company sold AFECO, its food equipment manufacturer.

All Other net sales increased 16.7 percent for the quarter and decreased 1.7 percent for the year compared to the comparable fiscal 2001 periods. Operating profit increased 5.8 and 39.3 percent for the quarter and year, respectively, compared to last year. Adjusted for SFAS 142 (see Note D), segment profit remained relatively flat (down 0.6 percent) for the fourth quarter and increased 27.9 percent for the year compared to the prior year. The small decrease in twelve-month net sales is primarily due to the sale of AFECO in the fourth quarter of fiscal 2001. Lower raw material costs for key HFI products, resulting in higher margins, offset the impact of the third quarter, fiscal 2002 discontinuation of equity-method accounting for the Campofrio investment, and contributed to the stronger twelve month segment profit results. Fourth quarter profit comparisons were also impacted by the gain recognized on the fiscal 2001 sale of AFECO.

Vista International Packaging, Inc., the company’s food packaging subsidiary, continued its strong profit gains compared to the prior year’s quarter and twelve-month periods. The increased profitability is a result of improved manufacturing efficiencies and the reduction of overhead.

Dan’s Prize, Inc., marketer and seller of beef products, achieved higher fourth quarter profits primarily because it benefited from lower raw material costs and a recovery in the away from home meal spending compared to last year which was weakened due to consumers’ reactions to the September 11 terrorist attacks.

Unallocated Income and Expenses: The company does not allocate investment income, interest expense and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment income for the fourth quarter and year was a net expense of $5,560 and $24,280, respectively, compared to $6,907 and $18,159 for the comparable periods of fiscal 2001. The decrease in the current year’s fourth quarter expense is primarily attributable to the May 2002 retirement of the company’s $54,600 euro denominated debt. The twelve-month increase is due to higher debt levels in the first half of the current year compared to the first half of fiscal 2001.

General corporate income for the fourth quarter was $1,611 and general corporate expense for the year was $6,274 compared to quarter and year general corporate expense of $1,776 and $832, respectively, for fiscal 2001. The fourth quarter results of fiscal 2002 improved over the prior fiscal quarter due to discontinuing the amortization of certain intangible assets as a result of the adoption of SFAS 142 (see Note D). The twelve-month increase over the prior year is due to higher levels of bad debt as well as changes in expense allocation methods from the previous year. A larger portion of corporate overhead expenses, which are not directly attributable to a segment, now remain at corporate rather than being allocated to the segments.

Recent stock market results have lowered the historical returns on the company’s pension plan assets. As a result, the company reduced its discount rate and expected rate of return for its calculation of fiscal 2003 pension plan expenses. These rate changes along with the amortization of additional actuarial losses will increase the amount of pension expense that will be recognized in future periods and will negatively impact general corporate expenses.

Fiscal Years 2001 and 2000

Fiscal 2001 was another record-breaking year for Hormel Foods with net sales, tonnage volume and profits all exceeding fiscal 2000 record levels. Fiscal 2001’s successful completion of two of the company’s largest acquisitions ever, The Turkey Store Company (The Turkey Store) and Diamond Crystal Brands Nutritional Products, helped contribute to the record-breaking year. In addition to the growth from acquisitions, the company successfully continued its efforts to grow value-added, branded product lines and reduce the percentage of fresh, commodity items in its product mix.

Consolidated Results

Net earnings for the fourth quarter of fiscal 2001 were $68,803, an increase of 12.8 percent over earnings of $60,979 for the same period in fiscal 2000. Net sales for the quarter increased 10.7 percent to $1,055,228 compared to $953,642 in 2000. Tonnage volume increased 4.3 percent for the quarter compared to 2000.

Net earnings for the year increased 7.2 percent to $182,441 from $170,217 in 2000. Net sales in 2001 increased 11.8 percent to $3,885,244 from $3,473,849 in 2000. Tonnage volume for the year increased 6.2 percent compared to fiscal 2000. Excluding the acquisitions of The Turkey Store and Diamond Crystal Brands Nutritional Products, the company’s tonnage volume decreased 0.7 percent compared to the full year results of fiscal 2000.

The company’s continued emphasis on branded product sales contributed to an increase in annual gross profit as a percent of sales increasing to 23.1 percent from 23.0 percent experienced in fiscal 2000. The positive increase in margins was somewhat dampened by a 5.5 percent increase in the cash hog market over fiscal 2000. The company’s hog procurement contracts performed favorably and reduced the impact of the higher raw material price levels on operating profits.

Selling and delivery expenses for the fourth quarter and year were $125,435 and $505,500, respectively, compared to $115,690 and $470,851 in fiscal 2000. As a percent of sales, selling and delivery expenses were 11.9 and 13.0 percent for the quarter and year, respectively, compared to 12.1 and 13.6 percent in 2000. Selling and delivery expenses increased over 2000 due to increased sales volume.

Administrative and general expenses were $26,504 and $90,101 for the quarter and year, respectively, compared to $15,848 and $65,517 in fiscal 2000. As a percentage of sales, administrative and general expenses for the quarter and year were 2.5 and 2.3 percent compared to 1.7 and 1.9 percent for the same periods in 2000. The increase in 2001 is due to higher levels of research and development spending and intangible amortization relating to the 2001 acquisitions. Lower pension and insurance costs experienced in 2000 also impacted the quarter and year comparisons.

Research and development continues to be an integral part of the company’s strategy to extend existing brands and expand its offering of new branded items for the consumer market. Research and development expenses for the quarter and year were $2,931 and $11,478, respectively, compared to $2,520 and $9,592 for the same periods in 2000. The increase in fiscal 2001 can be attributed to the additional research and development expenses within the Jennie-O Turkey Store operation. Research and development expenses of Hormel Foods, LLC, which has responsibility for a majority of the company’s intangible assets, are included in administrative and general expenses.

In conformity with generally accepted accounting principles, the company accounts for its majority-owned China operations under the consolidation method. Other international investments, such as Campofrio Alimentacion, S.A., Purefoods-Hormel and Hormel Alimentos, in which the company owns a minority interest, are accounted for under the equity method. These international equity investments, along with investments in and receivables from other affiliates, are included in the balance sheet line item “investments in and receivables from affiliates.” The composition of this line item at October 27, 2001, was as follows:

Country	Investments/Receivables
United States	$33,422
Spain	67,212
Philippines	23,645
Mexico	4,333
Costa Rica	740
Australia	453
Total	$129,805

Equity in earnings of affiliates was $1,480 and $3,498 for the quarter and year, respectively, compared to $1,546 and $2,463 in fiscal 2000. The increase in this earnings line was due primarily to the improved performance of the Carapelli USA, LLC. This 49.0 percent owned joint venture was formed in fiscal 2000 and experienced significant start-up marketing expenses in its first year. Due to the minority ownership and the foreign origin of some of the entities, the company’s earnings from these investments may fluctuate due to foreign economies, currency fluctuations and non-controlling ownership levels.

The company’s effective tax rate for the quarter and year was 36.3 and 36.0 percent compared to 34.9 and 35.6 percent in fiscal 2000. The effective tax rate increased over 2000 due to permanent differences between tax and financial income as a result of the two large acquisitions completed during the fiscal year.

Segment Results

Segmented sales and operating profits for each of the company’s segments is set forth below.

	Fourth Quarter Ended			Year Ended
	October 27, 2001	October 28, 2000	% Change	October 27, 2001	October 28, 2000	% Change
Net Sales*
Grocery Products	$229,925	$215,216	6.8	$770,271	$757,418	1.7
Refrigerated Foods	549,399	505,095	8.8	2,142,935	1,965,905	9.0
Jennie-O Turkey Store**	242,682	180,927	34.1	787,307	560,911	40.4
All Other	33,222	52,404	(36.6)	184,731	189,615	(2.6)
Total	$1,055,228	$953,642	10.7	$3,885,244	$3,473,849	11.8

Segment Operating Profit
Grocery Products	$57,428	$50,514	13.7	$138,264	$142,580	(3.0)
Refrigerated Foods	24,160	15,608	54.8	81,892	51,581	58.8
Jennie-O Turkey Store**	28,851	14,582	97.9	66,033	37,435	76.4
All Other	6,171	5,534	11.5	17,816	17,155	3.9
Total segment operating profit	116,610	86,238	35.2	304,005	248,751	22.2
Net interest and investment income	(6,907)	(1,088)	(534.8)	(18,159)	1,298	(1,499.0)
General corporate income (expense)	(1,776)	8,538	(120.8)	(832)	14,332	(105.8)
Earnings before income taxes	$107,927	$93,688	15.2	$285,014	$264,381	7.8

*2000 and 2001 net sales are restated for EITF 00-14 and 00-25.

**The acquisition of The Turkey Store was completed in the second quarter of fiscal year 2001.

Grocery Products: The Grocery Products segment consists primarily of processing, marketing and sale of shelf-stable food products sold predominately in the retail market.

Grocery Products net sales increased 6.8 percent for the quarter and 1.7 percent for the year compared to the comparable fiscal 2000 periods. Sales tonnage volume was up 6.6 percent for the quarter but finished the year essentially flat (showing a 0.6 percent decline) compared to fiscal 2000 results. Operating profit for Grocery Products increased 13.7 percent for the quarter but experienced a 3.0 percent decrease for the year compared to fiscal 2000. Contributing to the stronger results in the fourth quarter was a pronounced move by consumers toward more at-home dining, which accelerated following the September 11, 2001, terrorist attacks.

Market share gains and successful product line extensions, particularly the Hormel chili, Chi-Chi’s salsa, Carapelli olive oil, SPAM Family of products, Mary Kitchen hash and Hormel bacon bits brands, helped this segment finish the year strongly. The solid fourth quarter sales boosted the quarter’s operating profits. Operating segment results for the full year of fiscal 2001 were below those of fiscal 2000 due to higher 2001 costs for raw materials overall, which were up 15.9 percent from fiscal 2000, and heavy Y2K purchasing in the first quarter of fiscal 2000.

Refrigerated Foods: The Refrigerated Foods segment consists primarily of processing, marketing and sale of branded and unbranded pork products for the retail, foodservice and fresh customer markets. This segment also includes processing, marketing and sale of nutritionally enhanced food products sold to hospitals, nursing homes and other health facilities. This segment includes the Meat Products and Foodservice business units and the Hormel HealthLabs operating segment.

Net sales by the Refrigerated Foods segment were up 8.8 percent for the quarter and 9.0 percent for the year compared to the comparable fiscal 2000 periods. Operating profit increased 54.8 and 58.8 percent for the quarter and year, respectively, compared to fiscal 2000’s comparable periods. Sales tonnage decreased 1.1 percent and increased 1.4 percent for the quarter and year, respectively, when compared to fiscal 2000. Strong increases in sales and operating profits with relatively steady volume levels illustrates the company’s progress in moving toward value-added, higher margin products in the Refrigerated Foods segment. This continuing, planned move toward value-added products continues to be the primary influence on the steady growth of operating profit in this segment. The company’s supplier hog contracts helped reduce raw material costs, resulting from higher cash market prices, by contributing about $10,000 to operating results.

The segment’s strong sales and operating profits occurred despite reductions in hog slaughtering levels, which decreased 3.1 percent for the fourth quarter and 2.0 percent for the year compared to the comparable fiscal 2000 periods. The reduced slaughtering levels were the result of a brief labor strike at the Rochelle, Illinois, plant as well as the company’s decision to discontinue the second slaughter shift at the same production facility. Discontinuing the second shift has allowed the company to expand its production of higher margin, value-added products such as bacon, hams and other refrigerated items.

The Meat Products business unit contributed significantly to the strong performance of the Refrigerated Foods segment. Sales of value-added lines such as Always Tender flavored meats, Hormel fully cooked entrées and Hormel lines of premium ham and deli products continue to experience significant gains. Recently introduced Meat Product items such as Hormel Add-Ons brand of deli wafers sliced meats and cheeses and three new poultry-based flavors of Hormel fully cooked entrées also added to the strong growth results.

The Foodservice business unit experienced a challenging second half of the year as the already softening restaurant and out-of-home dining industry was further weakened by consumers’ reactions to the September 11 terrorist attacks. Even with this slowdown and with the general economic slowdown that has affected the Foodservice business unit all year, branded product volume within the Foodservice channel remained on par with levels experienced in fiscal 2000. The Austin Blues and Always Tender product lines continued to have successful brand penetration with double-digit growth over fiscal 2000.

The Hormel HealthLabs operating segment enhanced the overall segment results with the successful integration and operation of the fiscal 2001 acquisitions of Diamond Crystal Brands Nutritional Products and Cliffdale Farms. The operating segment’s gross sales increased 362.4 percent for the quarter and 191.5 percent for the year compared to the comparable fiscal 2000 periods. Excluding the significant acquisition of Diamond Crystal Brands Nutritional Products, gross sales increased 27.4 and 21.4 percent for the quarter and year, respectively, compared to fiscal 2000.

Jennie-O Turkey Store: The Jennie-O Turkey Store segment consists primarily of processing, marketing and sale of branded and unbranded turkey products for the retail, foodservice and fresh customer markets.

Jennie-O Turkey Store net sales increased 34.1 percent for the quarter and 40.4 percent for the year compared to the comparable fiscal 2000 periods. Tonnage volume increased 23.1 and 29.3 percent for the quarter and year, respectively, compared to the comparable fiscal 2000 period results. Operating profit increased 97.9 and 76.4 percent for the quarter and year, respectively, compared to fiscal 2000. The acquisition and subsequent merger of The Turkey Store into this segment has provided a substantial increase to all segment measures. A significant portion of the increase in operating results was due to an enhanced brand portfolio, increased raw material utilization (reducing overall commodity sales) and the elimination of duplicate expenses as well as other synergies realized with the merger of the two operations. The pro forma two-year results of operations for The Turkey Store acquisition, presented in Note B of the Notes to Consolidated Financial Statements, does not reflect these synergies.

Combined tonnage volume for the Jennie-O and The Turkey Store operations was up 1.2 percent for the year compared to the combined operations in fiscal 2000. The small increase was the result of the planned discontinuation of sales that did not meet the company’s profit objectives. The shift to a higher proportion of value-added products helped enhance the segment’s operating results. The company has positioned itself to realize increased future volume growth within the combined Jennie-O Turkey Store value-added processed turkey business.

The introduction of several new value-added products in fiscal 2001 also helped this segment achieve its sales and operating results. Items such as Jennie-O marinated tenders, The Turkey Store Mexican-flavored ground turkey, Jennie-O corn dogs, Jennie-O Cajun fried rotisserie turkey and Jennie-O savory seasoned frozen turkey burgers all reached the market with positive acceptance from the consumer through repeat customer shipments.

All Other: This segment consists of a variety of smaller, dissimilar business units and miscellaneous corporate sales. These businesses produce, market and sell beef products, food packaging (i.e., casings for dry sausage) and food equipment and manufacture, market and sell company products internationally. The All Other segment includes the operating segments: Dan’s Prize, Inc., Vista International Packaging, Inc., AFECO and Hormel Foods International (HFI). During the fourth quarter of fiscal 2001, the company sold AFECO, its food equipment manufacturer.

All Other net sales decreased 36.6 percent for the quarter and 2.6 percent for the year compared to the comparable fiscal 2000 periods. Operating profit increased 11.5 percent and 3.9 percent for the quarter and year, respectively, compared to fiscal 2000. The timing of some HFI net sales and the sale of the company’s food equipment company (AFECO) negatively impacted the fiscal 2001 fourth quarter net sales results of this segment. Weaker fourth quarter operating results from HFI and Dan’s Prize, Inc., were offset by strong results from Vista International Packaging, Inc., and the gain recognized on the sale of AFECO.

HFI experienced strong tonnage growth as many of the company’s domestic brands continued to gain increased recognition and distribution in world markets. The China joint ventures led the way with volume up 34 percent for the year. However a strong U.S. dollar, impacting export sales margins and results of foreign operations, negatively impacted operating results. Profits from HFI’s Campofrio investment continues to be negatively influenced by high raw material costs in Europe.

Unallocated Income and Expenses: The company does not allocate investment income, interest expense and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment income was a net expense of $18,159 in fiscal year 2001, compared to net income of $1,298 in fiscal 2000. Comparing fourth quarter results, net interest and investment income was a net expense of $6,907 and $1,088 for fiscal 2001 and fiscal 2000, respectively. The expense increases are attributed to increased interest expense, due to higher debt levels, and reduced interest income, due to lower yields on short-term investment securities.

General corporate expense was $1,776 and $832 for the quarter and year, respectively, compared to general corporate income of $8,538 and $14,332 for fiscal 2000. The primary reason for the increased general corporate expense was higher pension and insurance costs over fiscal 2000 as well as increased corporate depreciation and amortization as a result of acquisitions.

Related Party Transactions

In the ordinary course of business, the company purchased 181 hogs (less than 0.003 percent of the company’s fiscal 2002 total hog purchases) at the same prices paid by the company to its other spot market hog suppliers, from Block Farms, a partnership partially owned by Mr. John R. Block, who serves on the company’s Board of Directors.

Certain employees of the company provide administrative services to The Hormel Foundation, which beneficially owns more than five percent of the company’s Common Stock, for which The Hormel Foundation reimburses the company for its fully allocated cost for the employee time expended.

Liquidity and Capital Resources

Selected financial ratios at the end of fiscal years 2002 and 2001 are as follows:

	2002	2001
Liquidity Ratios
Current ratio	2.3	2.1
Receivables turnover	13.4	13.4
Days sales in receivables	25.6	27.3
Inventory turnover	8.3	9.4
Days sales in inventory	43.9	43.4
Leverage Ratio
Long-term debt to equity (including current maturities)	38.0%	50.4%
Operating Ratios
Pretax profit to net worth	27.8%	30.5%
Pretax profit to total assets	13.4%	15.0%

Cash and cash equivalents were $309,563 at the end of fiscal year 2002 compared to $186,276 at the end of fiscal year 2001.

During fiscal 2002, cash provided by operating activities was $326,861 as compared to $320,440 last year. Cash flow from operating activities provides the company with its principal source of liquidity. The company does not anticipate a significant risk to cash flow from this source in the foreseeable future because we operate in a relatively stable industry and have strong products across several product lines.

Cash used in investing activities is down to $60,612 from $506,947 in fiscal year 2001, which included the second quarter 2001 acquisitions of The Turkey Store and Diamond Crystal Brands Nutritional Products for a total of $434,887. Reduced fixed asset expenditures also contributed to lower investment spending in fiscal year 2002. Included in the current quarter’s fixed asset expenditures was a $14.5 million payment for the Dayton, Ohio, distribution center. This facility was previously operated under a synthetic lease agreement. The company estimates its fiscal year 2003 fixed asset expenditures will increase to $80,000.

Cash used in fiscal year 2002 financing activities was $142,962 compared to cash provided by financing activities of $272,137 in 2001. Loan proceeds received in fiscal year 2001, for the purchase of The Turkey Store and Diamond Crystal Brands Nutritional Products businesses, accounted for the large difference from year to year. The company’s debt to equity ratio decreased to 38.0 percent at the end of 2002 compared to 50.4 percent from the comparable period of fiscal 2001. This was primarily due to the company’s retirement of its euro denominated debt in the third quarter of fiscal 2002.

Cash dividends paid to the company’s shareholders continues to be a significant financing activity for the company. Dividends paid in fiscal 2002 were $53,437 compared to $50,623 paid in the previous fiscal year. The company has paid dividends for 297 consecutive quarters and expects to continue doing so in the future.

During the year, the company repurchased 484,537 shares of its common stock at an average price per share of $22.21 under a repurchase plan approved in September 1998. During the fourth quarter, 297,300 shares were repurchased under the plan at an average price per share of $22.36. Total shares purchased under the 10 million share repurchase plan approved in 1998 are 9,943,228 shares. On October 2, 2002, the company announced the approval of the repurchase of up to an additional 10 million shares of its common stock.

The following table outlines the company’s future contractual financial obligations as of October 26, 2002:

	Payments Due by Periods
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Hog and turkey commitments	$2,473,505	$663,134	$933,070	$523,873	$353,428
Long-term debt	423,468	13,820	29,735	11,846	368,067
Leases	35,678	10,555	15,636	8,113	1,374
Total contractual cash obligations	$2,932,651	$687,509	$978,441	$543,832	$722,869

At October 26, 2002, the company had $30,231 in standby letters of credit issued on behalf of the company. The standby letters of credit are almost entirely related to the company’s self-insured workers’ compensation programs.

The company believes its financial resources, including a three-year revolving credit facility for $150 million and anticipated funds from operations will be adequate to meet all current commitments. At the end of fiscal 2002 the company had short-term commitments to expend approximately $34,000 (not included in the above table) to complete construction in progress at various Hormel Foods and Jennie-O Turkey Store locations.

Forward-Looking Statements

This report may contain “forward-looking” information within the meaning of the federal securities laws. The “forward-looking” information may include statements concerning the company’s outlook for the future as well as other statements of beliefs, future plans, strategies or anticipated events and similar expressions concerning matters that are not historical facts. “Forward-looking” statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. Among the factors that may affect the operating results of the company are the following: (i) fluctuations in the cost and availability of live hogs, raw materials, such as feed grain and supplies; (ii) fluctuations in the costs of live turkey production; (iii) changes in the availability and relative costs of labor; (iv) market conditions for finished products, including the supply and pricing of alternative proteins; (v) effectiveness of advertising and marketing programs; (vi) changes in consumer purchasing behavior; (vii) the ability of the company to successfully integrate newly acquired businesses into existing operations; (viii) risks associated with leverage, including cost increases due to rising interest rates; (ix) changes in domestic or foreign regulations and laws, including changes in accounting standards, environmental laws, occupational, health and safety laws; (x) issues related to food safety, including costs resulting from product recalls, regulatory compliance and any related claims or litigation; (xi) adverse results from ongoing litigation; (xii) access to foreign markets together with foreign economic conditions, including currency fluctuations; and (xiii) the effect of, or changes in, general economic conditions. Please refer to Exhibit 99.1 attached to the company’s Annual Report on Form 10-K for fiscal year ending October 26, 2002, for further information on the company’s position regarding “forward-looking” information.

Quantitative and Qualitative Disclosure about Market Risks

Long-term Debt: A principal market risk affecting the company is the exposure to changes in interest rates on the company’s fixed-rate, long-term debt. Market risk for fixed-rate, long-term debt is estimated as the potential increase in fair value, resulting from a hypothetical 10 percent decrease in interest rates, and amounts to approximately $15,913 at October 26, 2002. The fair values of the company’s long-term debt were estimated using discounted future cash flows based on the company’s incremental borrowing rates for similar types of borrowing arrangements.

International: While the company does have international operations and operates in international markets, it considers its market risk in such activities to be immaterial.

Hog Markets: The company’s earnings are affected by fluctuations in the live hog market. To minimize the impact on earnings, the company has entered into contracts with producers for the purchase of hogs at formula-based prices over periods of up to 15 years. The contract formula is based on hog production costs. Purchased hogs under contract accounted for 75 percent and 72 percent of the total hogs purchased by the company in fiscal years 2002 and 2001, respectively. The contracts reduce volatility in hog prices and ensure a steady supply of quality hogs.

A hypothetical 10 percent change in the cash market would have impacted approximately 25 percent and 28 percent of the hogs purchased in 2002 and 2001, respectively. Under normal market conditions, a 10 percent cash market fluctuation would have a similar variation in commodity values resulting in an immaterial effect on the company’s results.

Unusual market conditions created by the Russian ban on poultry and the excess supply of protein have restrained commodity values since March 2002. During this period, the company has paid a premium above the cash market price for hogs purchased under its procurement contracts. Because of the excess supply of proteins, the company experienced a reduction in margins due to purchases under these procurement contracts.

During this period, the usual correlation of movement between the cash market price for hogs and the commodity value of pork was disrupted. Under these unusual conditions, a 10 percent decrease in the cash market price for hogs would have allowed greater margins and positively affected fourth quarter 2002 earnings after taxes by $1,850. Conversely, a 10 percent increase in the cash market would have raised the cost of the hogs without a corresponding increase in commodity values and negatively affected fourth quarter 2002 earnings after taxes by $1,850.

The company expects the current market conditions will exist throughout the first half of fiscal 2003.

Turkey Markets: The company raises or contracts on a yearly basis for live turkeys. Production costs in raising turkeys are subject to fluctuations in grain prices, particularly corn. To reduce the company’s exposure to changes in corn prices the company implemented a corn-hedging program in the fourth quarter of fiscal 2002. This program utilizes corn futures to offset the fluctuation in the company’s future direct corn purchases. These contracts are accounted for under cash flow hedge accounting, which requires they be reported at fair value. The fair value of the company’s corn futures as of October 26, 2002, was $(2,583).

The company measures its market risk exposure on its October 26, 2002, corn futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for corn. A 10 percent decrease in the market price for corn would negatively impact the fair value of the company’s open corn contracts by $6,846, which in turn would have lowered the company’s costs on purchased corn by a similar amount.

Responsibility for Financial Statements

The accompanying financial statements were prepared by the management of Hormel Foods Corporation which is responsible for their integrity and objectivity. These statements have been prepared in accordance with generally accepted accounting principles appropriate in the circumstances and, as such, include amounts that are based on our best estimates and judgements.

Hormel Foods Corporation has developed a system of internal controls designed to assure that the records reflect the transactions of the company and that the established policies and procedures are adhered to. This system is augmented by well-communicated written policies and procedures, a strong program of internal audit and well-qualified personnel.

These financial statements have been audited by Ernst & Young LLP, independent auditors, and their report appears on page 39. Their audit is conducted in accordance with generally accepted auditing standards and includes a review of the company’s accounting and financial controls and tests of transactions.

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

Joel W. Johnson	Michael J. McCoy
Chairman of the Board, President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Consolidated Statements of Financial Position

(In Thousands)	October 26, 2002	October 27, 2001

Assets
Current Assets
Cash and cash equivalents	$309,563	$186,276
Accounts receivable	275,460	308,115
Inventories	355,638	355,114
Deferred income taxes	7,431	7,341
Prepaid expenses and other current assets	14,078	26,435
Total Current Assets	962,170	883,281
Deferred Income Taxes	6,583	0
Goodwill	310,072	279,225
Other Intangibles	56,224	99,453
Investments and Receivables from Affiliates	127,222	129,805
Other Assets	105,247	91,004
Property, Plant and Equipment
Land	21,709	21,967
Buildings	382,573	377,217
Equipment	852,403	837,496
Construction in progress	46,466	37,416
	1,303,151	1,274,096
Less allowance for depreciation	(650,473)	(594,166)
	652,678	679,930
Total Assets	$2,220,196	$2,162,698

Liabilities and Shareholders’ Investment
Current Liabilities
Accounts payable	$174,070	$171,177
Accrued expenses	34,496	40,515
Accrued marketing expenses	51,739	43,102
Employee compensation	87,897	76,258
Taxes, other than federal income taxes	19,819	16,655
Dividends payable	13,569	12,910
Federal income taxes	14,701	20,552
Current maturities of long-term debt	13,820	39,034
Total Current Liabilities	410,111	420,203
Long-term Debt—less current maturities	409,648	462,407
Accumulated Postretirement Benefit Obligation	253,078	253,607
Other Long-term Liabilities	32,104	30,140
Deferred Income Taxes	0	460
Shareholders’ Investment
Preferred stock, par value $.01 a share—authorized 80,000,000 shares; issued—none
Common stock, nonvoting, par value $.01 a share—authorized 200,000,000 shares; issued—none
Common stock, par value $.0586 a share authorized 400,000,000 shares; issued 138,411,338 shares October 26, 2002 issued 138,663,289 shares October 27, 2001	8,111	8,126
Additional paid-in capital	0	3,143
Accumulated other comprehensive loss	(32,959)	(25,861)
Retained earnings	1,140,103	1,010,473
Total Shareholders’ Investment	1,115,255	995,881
Total Liabilities and Shareholders’ Investment	$2,220,196	$2,162,698

See notes to consolidated financial statements.

Consolidated Statements of Operations

	Fiscal Year Ended
(In Thousands, Except Per Share Amounts)	October 26, 2002	October 27, 2001	October 28, 2000

Net sales	$3,910,314	$3,885,244	$3,473,849
Cost of products sold	2,947,461	2,989,337	2,674,874
Gross Profit	962,853	895,907	798,975
Expenses:
Selling and delivery	558,354	505,500	470,851
Administrative and general	93,990	90,101	65,517
Total Expenses	652,344	595,601	536,368
Equity in earnings of affiliates	7,741	3,498	2,463
Operating Income	318,250	303,804	265,070
Other income and expense:
Interest and investment income	7,145	9,163	14,217
Interest expense	(31,425)	(27,953)	(14,906)
Earnings Before Income Taxes	293,970	285,014	264,381
Provision for income taxes	104,648	102,573	94,164
Net Earnings	$189,322	$182,441	$170,217

Net Earnings Per Share:
Basic	$1.36	$1.32	$1.21
Diluted	$1.35	$1.30	$1.20

Weighted Average Shares Outstanding:
Basic	138,706	138,710	140,532
Diluted	140,292	140,125	141,523

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Investment

							Accumulated
					Additional		Other	Total
(In Thousands,	Common Stock		Treasury Stock		Paid-In	Retained	Comprehensive	Shareholders’
Except Per Share Amounts)	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Investment

Balance at October 30, 1999	142,725	$8,364	0	$0	$0	$839,083	$(6,305)	$841,142
Comprehensive income
Net earnings						170,217		170,217
Foreign currency translation							(6,972)	(6,972)
Adjustment in minimum pension liability							(7,640)	(7,640)
Comprehensive income								155,605
Purchases of common stock			(4,429)	(77,591)				(77,591)
Exercise of stock options			273	4,445		(696)		3,749
Shares retired	(4,156)	(244)	4,156	73,146		(72,902)		0
Cash dividends—$.35 per share						(49,028)		(49,028)
Balance at October 28, 2000	138,569	8,120	0	0	0	886,674	(20,917)	873,877
Comprehensive income
Net earnings						182,441		182,441
Foreign currency translation							(4,695)	(4,695)
Adjustment in minimum pension liability							(249)	(249)
Comprehensive income								177,497
Purchases of common stock			(416)	(9,213)				(9,213)
Exercise of stock options	368	22	142	2,738	3,143	(848)		5,055
Shares retired	(274)	(16)	274	6,475		(6,459)		0
Cash dividends—$.37 per share						(51,335)		(51,335)
Balance at October 27, 2001	138,663	8,126	0	0	3,143	1,010,473	(25,861)	995,881
Comprehensive income
Net earnings						189,322		189,322
Foreign currency translation							3,822	3,822
Unrealized loss on available-for-sale securities							(10,609)	(10,609)
Deferred loss—hedging							(2,583)	(2,583)
Adjustment in minimum pension liability							2,272	2,272
Comprehensive income								182,224
Purchases of common stock			(484)	$(10,762)				(10,762)
Exercise of stock options	176	10	56	1,251	736	11		2,008
Shares retired	(428)	(25)	428	9,511	(3,879)	(5,607)		0
Cash dividends—$.39 per share						(54,096)		(54,096)
Balance at October 26, 2002	138,411	$8,111	0	$0	$0	$1,140,103	$(32,959)	$1,115,255

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
(In Thousands)	October 26, 2002	October 27, 2001	October 28, 2000

Operating Activities
Net earnings	$189,322	$182,441	$170,217
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	82,240	74,546	59,974
Amortization of intangibles	998	15,647	5,912
Equity in earnings of affiliates	(6,799)	(2,866)	(476)
Provision for deferred income taxes	3,052	(1,763)	7,160
Loss (gain) on property/equipment sales	619	(901)	360
Changes in operating assets and liabilities net of acquisitions:
Decrease (increase) in accounts receivable	32,655	19,234	(41,673)
Decrease (increase) in inventories, prepaid expenses and other current assets	9,250	(21,994)	(11,750)
Increase (decrease) in accounts payable and accrued expenses	15,524	56,096	(38,420)
Net cash provided by operating activities	326,861	320,440	151,304
Investing Activities
Sale of held-to-maturity securities	20,000	6,239	84,618
Purchase of held-to-maturity securities	(20,000)	(275)	(30,330)
Acquisitions of businesses	(476)	(440,036)	0
Purchases of property/equipment	(64,465)	(77,129)	(100,125)
Proceeds from sales of property/equipment	9,800	6,007	3,866
(Increase) in investments, equity in affiliates and other assets	(7,575)	(5,102)	(36,044)
Dividends from affiliates	2,104	3,349	3,559
Net cash used in investing activities	(60,612)	(506,947)	(74,456)
Financing Activities
Proceeds from long-term debt	3,263	367,494	4,439
Principal payments on long-term debt	(84,504)	(40,579)	(43,183)
Dividends paid on common stock	(53,437)	(50,623)	(48,735)
Share repurchase	(10,762)	(9,213)	(75,330)
Other	2,478	5,058	(1,703)
Net cash (used in) provided by financing activities	(142,962)	272,137	(164,512)
Increase (decrease) in cash and cash equivalents	123,287	85,630	(87,664)
Cash and cash equivalents at beginning of year	186,276	100,646	188,310
Cash and cash equivalents at end of year	$309,563	$186,276	$100,646

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements (October 26, 2002)

note A

Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Hormel Foods Corporation and all of its majority-owned subsidiaries after elimination of all significant intercompany accounts, transactions and profits.

Reclassifications: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation and to conform with recent accounting pronouncements and guidance. The reclassifications had no impact on net earnings as previously reported.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal Year: The company’s fiscal year ends on the last Saturday in October.  Fiscal years 2002, 2001 and 2000 consisted of 52 weeks.

Cash and Cash Equivalents and Short-term Marketable Securities: The company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The company classifies investments with an original maturity of more than three months on their acquisition date as short-term marketable securities.

Inventories: Inventories are stated at the lower of cost or market. Livestock and the materials portion of products are valued on the first-in, first-out method with the exception of the materials portion of turkey products that are valued on the last-in, first-out method. Substantially all inventoriable expenses, packages and supplies are valued by the last-in, first-out method.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. The company generally uses the straight-line method in computing depreciation. The annual provisions for depreciation have been computed principally using the following ranges of asset lives: buildings 20 to 40 years, machinery and equipment 5 to 10 years.

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

Intangibles: Goodwill and other intangibles are originally recorded at their estimated fair values at date of acquisition. Definite-lived intangibles are amortized over their estimated useful life.

Impairment of Long-lived Assets: The company reviews long-lived assets, including intangibles subject to amortization, for impairment annually or more frequently when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value as measured by the discounted cash flows.

Foreign Currency Translation: Assets and liabilities denominated in foreign currency are translated at the current exchange rate as of the balance sheet date, and income statement amounts are translated at the average monthly exchange rate. Translation adjustments resulting from fluctuations in exchange rates are recorded as a component of accumulated other comprehensive loss in shareholders’ investment.

Accumulated Other Comprehensive Loss: The components of accumulated other comprehensive loss are as follows:

	October 26,	October 27,
(In Thousands)	2002	2001
Foreign currency translation	$(13,086)	$(16,908)
Minimum pension liability	(6,681)	(8,953)
Unrealized loss on available-for-sale securities	(10,609)	0
Deferred loss—hedging	(2,583)	0
Accumulated other comprehensive loss	$(32,959)	$(25,861)

Derivatives and Hedging Activity: The company uses commodity futures, primarily corn, to minimize its exposure to fluctuations in the commodity market. The commodity futures contracts are recorded at fair value on the balance sheet within prepaid expenses and other current assets. (See Note J.)

Equity Method Investments: The company has a number of investments in joint ventures and other entities where its voting interests are in excess of 20 percent but not greater than 50 percent. The company accounts for such investments under the equity method of accounting, and its underlying share of each investee’s equity is reported in the consolidated balance sheet as part of investments in affiliates.

At the end of the third quarter of fiscal 2002, the company began accounting for its investment in Campofrio Alimentacion, S.A. (Campofrio), a publicly traded company in Spain, using the cost method. Hormel Foods changed its accounting from the equity method and now classifies its holding in Campofrio as “available-for-sale” because its ownership level was reduced below 20 percent due to the company’s election to not participate in a Campofrio equity offering. This investment is recorded at market value with unrealized losses of $10.6 million reflected in accumulated other comprehensive loss. The only material equity method investment is a 40 percent ownership interest in a Philippines joint venture, Purefoods-Hormel Company, which has an October 26, 2002, book value of $28.7 million.

Revenue Recognition: The company conforms to Staff Accounting Bulletin No. 101 (SAB 101), “Revenue Recognition in Financial Statements.” The company recognizes revenue upon delivery to the customer.

Product shipments are supported by purchase orders received from customers that indicate the price for each product and for which collectibility from the customer is reasonably assured.

Advertising Expenses: Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with coupons, samples and market research. Advertising costs for fiscal years 2002, 2001 and 2000 were $89.4 million, $ 68.5 million and $ 77.0 million, respectively.

Shipping and Handling Costs: Shipping and handling costs are recorded as selling and delivery expenses. Shipping and handling costs for fiscal years 2002, 2001 and 2000 were $267.1 million, $234.3 million and $210.2 million, respectively.

Research and Development Expenses: Research and development expenses incurred for fiscal years 2002, 2001 and 2000 were $12.1 million, $11.5 million and $9.6 million, respectively. Expenses for research and development are expensed as incurred and are included in administrative and general expenses.

Income Taxes: The company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

Employee Stock Options: The company uses the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for employee stock options. Under the intrinsic value method, compensation expense is recognized only to the extent the market price of the common stock exceeds the exercise price of the stock option at the date of the grant.

Earnings Per Share: Basic earnings per share are computed using the weighted-average common shares outstanding. Diluted earnings per share are computed using the weighted-average common shares outstanding after adjusting for potential common shares from stock options. For all years presented, the reported net earnings were used when computing basic and diluted earnings per share. A reconciliation of the shares used in the computation is as follows:

(In Thousands)	2002	2001	2000
Basic weighted-average shares outstanding	138,706	138,710	140,532
Dilutive potential common shares	1,586	1,415	991
Diluted weighted-average shares outstanding	140,292	140,125	141,523

On November 22, 1999, the Hormel Foods Corporation Board of Directors authorized a two-for-one split of the company’s common stock that was approved by the shareholders at the Annual Meeting on January 25, 2000. The calculation of earnings per share in the above table and elsewhere in this Annual Report reflects the impact from this split.

Accounting Changes and Recent Accounting Pronouncements: In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 143, “Accounting for Asset Retirement Obligations.” SFAS 143 addresses accounting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or the normal operations of long-lived assets, except for certain obligations of lessees. The company is currently analyzing this statement and plans to adopt its guidance beginning in fiscal year 2003. The company anticipates its adoption will not have a material impact on the company’s financial statements.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which replaces SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of.” Though SFAS 144 retains the basic guidance of SFAS 121 regarding when and how to measure an impairment loss, it provides additional implementation guidelines. The company will adopt this statement in the first quarter of fiscal year 2003 and does not expect that its adoption will have a material impact on the company’s financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The pronouncement rescinds the guidance of EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring).”  SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The pronouncement also requires that the liability be measured at fair value. The company will adopt the provisions of SFAS 146 in the first quarter of fiscal year 2003 and does not expect that its adoption will have a material impact on the company’s financial statements.

note B

Acquisitions

On February 24, 2001, the company purchased all of the issued and outstanding capital stock of Jerome Foods, Inc. (d/b/a The Turkey Store Company) through the merger of a wholly owned, special-purchase subsidiary of Hormel Foods with and into Jerome Foods. The Turkey Store Company was a turkey processing business headquartered in Barron, Wisconsin.

On April 27, 2001, the company purchased the assets of Diamond Crystal Brands Nutritional Products (Diamond Crystal). Diamond Crystal, formerly headquartered in Savannah, Georgia, produces a variety of nutritionally enhanced food products.

The Turkey Store Company and Diamond Crystal acquisitions have been recorded using the purchase method of accounting. The final allocations of these purchase prices, including reclassifications for the adoption of SFAS No. 142, are as follows:

	Turkey	Diamond
(In Thousands)	Store	Crystal
Current assets	$90,347	$4,425
Goodwill	179,272	48,092
Other intangibles	44,400	13,685
Other assets	694	0
Property, plant and equipment	140,903	35
Current liabilities	(32,540)	0
Long-term deferred tax liabilities	(54,187)	0
Purchase price including related costs	$368,889	$66,237

The operating results of each acquisition are included in the company’s Consolidated Statement of Operations from the dates of acquisition. Pro forma results of operations are not presented for the Diamond Crystal acquisition, as the effects of this acquisition were not material to the company. The two-year pro forma results of operations for The Turkey Store Company acquisition, assuming consummation of the purchase as of October 31, 1999, are as follows:

	Twelve Months Ended
(Unaudited)	October 27,	October 28,
(In Thousands)	2001	2000
Net sales	$4,228,366	$3,995,631
Net earnings	176,963	165,139
Per share data:
Basic earnings	1.28	1.18
Diluted earnings	1.26	1.17

There were no other material acquisitions in 2002, 2001 or 2000.

note C

Inventories

Principal components of inventories are:

	October 26,	October 27,
(In Thousands)	2002	2001
Finished products	$212,868	$217,128
Raw materials and work-in-process	106,231	102,802
Materials and supplies	69,257	68,451
LIFO reserve	(32,718)	(33,267)
Total	$355,638	$355,114

Inventoriable expenses, packages and supplies and turkey products amounting to approximately $97.7 million at October 26, 2002, and $95.8 million at October 27, 2001, are stated at cost determined by the last-in, first-out method and are $32.7 million and $33.3 million lower in the respective years than such inventories determined under the first-in, first-out method.

note D

Goodwill and Intangible Assets

In July 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.”  These statements change the accounting for business combinations, goodwill and intangible assets. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and further clarifies the criteria for recognizing intangible assets separate from goodwill. SFAS 142 provides that goodwill and other indefinite-lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are deemed to have a definite life will continue to be amortized over their useful lives.

The company has elected to early adopt the provisions of SFAS 141 and 142, and has discontinued the amortization of goodwill and indefinite-lived intangible assets effective with the end of fiscal year 2001. Had the provisions of SFAS 142 been in effect during the fis-cal years ended October 27, 2001 and October 28, 2000, net earnings would have increased by $12.7 million or $.09 per diluted share, and $4.6 million or $.04 per diluted share, respectively.

Carrying amounts, net of accumulated amortization, for other intangibles as of October 26, 2002 and October 27, 2001 were $56.2 million and $99.5 million, respectively, including indefinite-lived intangibles of $51.1 million and $93.1 million, respectively. The decrease in other intangibles was due to $36.8 million of reclassifications to goodwill of certain intangible assets not meeting the criteria for separate recognition under SFAS 142, purchase accounting adjustments of $5.5 million resulting from final appraisals, and $1.0 million of amortization expense. The gross carrying amount and accumulated amortization for definite-lived intangibles was $24.0 million and $18.9 million, respectively on October 26, 2002 and $24.2 million and $17.9 million, respectively on October 27, 2001.

The carrying amount, net of accumulated amortization, for goodwill as of October 26, 2002 and October 27, 2001 was $310.1 million and $279.2 million, respectively. The increase was due to reclassifications of certain intangible assets of $25.9 million ($36.8 million net of deferred taxes) noted above, purchase accounting adjustments of $5.4 million, goodwill acquired in fiscal year 2002 of $0.5 million, and net of $0.9 million goodwill allocated to a product line sold in fiscal year 2002.

During the fourth quarter of fiscal 2002, the company completed the required annual impairment tests of indefinite-lived intangible assets and goodwill with no impairment indicated.

note E

Long-term Debt and Other Borrowing Arrangements

Long-term debt consists of:

	October 26,	October 27,
(In Thousands)	2002	2001
Senior unsecured notes, with interest at 6.625%, interest due semi-annually through 2011	$350,000	$350,000
Medium-term unsecured notes, with interest at 7.35%, principal and interest due annually through 2006	42,857	65,238
Variable rate—revolving credit agreements	18,000	14,750
Medium-term secured notes with variable rates, principal and interest due semi-annually through 2006, secured by various equipment	5,956	8,661
Industrial revenue bonds with variable interest rates, due 2005	4,700	4,700
Promissory notes, principal and interest due annually through 2007, interest at 7.23% and 8.9%, secured by limited partnership interests in affordable housing	1,447	1,711
Medium-term unsecured note, denominated in euros, with variable interest rate, paid in 2002	0	23,847
Declining balance credit facility, denominated in euros, with variable interest rate, paid in 2002	0	16,988
Medium-term unsecured note, denominated in euros, with variable interest rate, paid in 2002	0	14,208
Other	508	1,338
	423,468	501,441
Less current maturities	13,820	39,034
Total	$409,648	$462,407

At October 26, 2002, current interest rates on outstanding variable rate debt ranged from 2.00% to 5.00%.

The company has various lines of credit, which have a maximum available commitment of $168.0 million. As of October 26, 2002, the company has unused lines of credit of $150.0 million which bear interest at variable rates below prime. A fixed fee is paid for the availability of these credit lines.

Aggregate annual maturities of long-term debt for the five fiscal years after October 26, 2002, are as follows :

(In Thousands)
2003	$13,820
2004	13,240
2005	16,495
2006	11,462
2007	384

Total interest paid during fiscal 2002, 2001 and 2000 was $31.6 million, $19.2 million and $16.5 million, respectively. Based on borrowing rates currently available to the company for long-term financing with similar terms and average maturities, the fair value of long-term debt, including current maturities, utilizing discounted cash flows, is $464.1 million.

note F

Pension and Other Postretirement Health Care Benefits

The company has several noncontributory defined benefit plans and defined contribution plans covering most employees. Total costs associated with the company’s defined contribution benefit plans in 2002, 2001 and 2000 were $15.8 million, $13.6 million and $11.5 million, respectively. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service while plan benefits covering salaried employees are based on final average compensation. The company’s funding policy is to make annual contributions of not less than the minimum required by applicable regulations. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 10-14 years.

The company provides medical and life insurance benefits to certain retired employees. Eligible employees who retired prior to January 1, 1987, remain on the medical plan in effect when they retired. The medical plan for eligible employees who retired after January 1, 1987, is automatically modified to incorporate plan benefit and plan provision changes whenever they are made to the active employee plan. Employees hired after January 1, 1990, are eligible for postretirement medical coverage but must pay the full cost of the coverage. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 10-18 years.

The following is a reconciliation of the beginning and ending balances of the benefit obligation and the fair value of plan assets:

	Pension Benefits		Other Benefits
(In Thousands)	2002	2001	2002	2001
Change in benefit obligation:
Benefit obligation at beginning of year	$527,041	$500,499	$301,373	$281,711
Service cost	11,696	12,220	2,277	2,644
Interest cost	36,898	36,218	20,976	20,359
Plan amendment	782		41,038
Actuarial (gain) loss	(11,114)	10,969	(10,125)	18,234
Benefits paid	(34,264)	(32,865)	(24,409)	(21,575)
Benefit obligation at end of year	531,039	527,041	331,130	301,373
Change in plan assets:
Fair value of plan assets at beginning of year	559,005	554,782
Actual return on plan assets	(35,596)	36,053
Employer contributions	2,099	1,035
Benefits paid	(34,264)	(32,865)
Fair value of plan assets at end of year	491,244	559,005
Funded status	(39,795)	31,964	(331,130)	(301,373)
Unrecognized net transition liability	539	1,342
Unrecognized actuarial loss	82,974	8,809	31,969	43,503
Unrecognized prior service cost	4,734	5,110	39,358	(2,031)
Benefit payments subsequent to measurement date	293	268	6,725	6,294
Net amount recognized	$48,745	$47,493	$(253,078)	$(253,607)

As of the 2002 valuation date, plan assets included common stock of the company having a market value of $81.9 million. Dividends paid during the year on shares held by the plan were $1.4 million.

Amounts recognized in the consolidated balance sheets as of October 26, 2002 and October 27, 2001, were as follows:

	Pension Benefits		Other Benefits
(In Thousands)	2002	2001	2002	2001
Prepaid benefit cost	$96,365	$87,860
Accrued benefit liability	(59,725)	(57,440)	$(259,803)	$(259,901)
Intangible asset	1,197	2,184
Accumulated other comprehensive loss	10,615	14,621
Benefit payments subsequent to measurement date	293	268	6,725	6,294
Net amount recognized	$48,745	$47,493	$(253,078)	$(253,607)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets were $64.9 million, $59.7 million and $0, respectively, as of October 26, 2002 and $66.2 million, $57.4 million and $0, respectively, as of October 27, 2001.

Weighted-average assumptions for pension and other benefits were as follows:

	2002	2001	2000
Discount rate	7.00%	7.25%	7.50%
Rate of future compensation increase	5.00%	5.00%	5.00%
Expected long-term return on plan assets	9.50%	9.50%	9.50%

For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. The rate was assumed to decrease to 5% for 2007 and remain at that level thereafter.

Net periodic cost of defined benefit plans included the following:

	Pension Benefits
(In Thousands)	2002	2001	2000
Service cost	$11,696	$12,220	$10,964
Interest cost	36,898	36,218	35,455
Expected return on plan assets	(51,451)	(51,075)	(52,724)
Amortization of transition obligation	803	802	803
Amortization of prior service cost	1,158	1,440	1,440
Recognized actuarial loss (gain)	1,768	875	(803)
Net periodic cost (benefit)	$872	$480	$(4,865)

	Other Benefits
(In Thousands)	2002	2001	2000
Service cost	$2,277	$2,644	$2,229
Interest cost	20,976	20,359	19,284
Amortization of prior service cost	(351)	(351)	(352)
Recognized actuarial loss (gain)	1,409	1,372	56
Net periodic cost (benefit)	$24,311	$24,024	$21,217

Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point
(In Thousands)	Increase	Decrease
Effect on total of service and interest cost components	$824	$(768)
Effect on the postretirement benefit obligation	12,417	(11,591)

note G

Income Taxes

The components of the provision for income taxes are as follows:

(In Thousands)	2002	2001	2000
Current:
U.S. Federal	$91,590	$94,381	$78,384
State	9,798	9,579	8,226
Foreign	208	376	394
Total current	101,596	104,336	87,004
Deferred:
U.S. Federal	2,882	(1,590)	6,464
State	170	(173)	696
Total deferred	3,052	(1,763)	7,160
Total provision for income taxes	$104,648	$102,573	$94,164

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The change in the amount of book/tax basis difference from acquisition reflects the reclassification of amounts relating to intangible assets as disclosed in Note D. The company believes that, based upon its lengthy and consistent history of profitable operations, it is probable that the net deferred tax assets of $14.0 million will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the deferred income tax liabilities and assets are as follows:

	October 26,	October 27,
(In Thousands)	2002	2001
Deferred tax liabilities:
Tax over book depreciation	$(35,834)	$(34,258)
Prepaid pension	(35,713)	(34,063)
Book/tax basis difference from acquisition	(36,295)	(59,753)
Other, net	(33,594)	(22,967)
Deferred tax assets:
Vacation accrual	5,508	5,431
Insurance accruals	5,320	5,756
Deferred compensation	11,170	10,971
Postretirement benefits	93,791	98,324
Pension accrual	12,675	11,939
Supplemental pension accrual	5,013	3,745
Other, net	21,973	21,756
Net deferred tax assets	$14,014	$6,881

Reconciliation of the statutory federal income tax rate to the company’s effective tax rate is as follows:

	2002	2001	2000
U.S. statutory rate	35.0%	35.0%	35.0%
State taxes on income, net of federal tax benefit	2.2	2.2	2.2
All other, net	(1.6)	(1.2)	(1.6)
Effective tax rate	35.6%	36.0%	35.6%

Total income taxes paid during fiscal 2002, 2001 and 2000 were $101.3 million, $81.9 million and $98.1 million, respectively.

note H

Commitments and Contingencies

In order to ensure a steady supply of hogs and turkeys and to keep the cost of products stable, the company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods of up to 15 years. Under these contracts, the company is committed at October 26, 2002, to purchase hogs and turkeys, assuming current price levels, as follows:

(In Thousands)
2003	$663,134
2004	556,308
2005	376,762
2006	275,964
2007	247,909
Later years	353,428
Total	$2,473,505

Estimated purchases under these contracts for fiscal 2002, 2001 and 2000 were $682.3 million, $828.1 million and $815.9 million, respectively.

The company has noncancelable operating lease commitments on facilities and equipment at October 26, 2002, as follows:

(In Thousands)
2003	$10,284
2004	8,295
2005	6,716
2006	4,459
2007	3,551
Later years	1,374
Total	$34,679

The company expensed $20.0 million, $19.7 million and $16.1 million for rent in fiscal 2002, 2001 and 2000, respectively.

The company has commitments to expend approximately $34.0 million to complete construction in progress at various locations as of October 26, 2002.

The company is involved on an ongoing basis in litigation arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the company’s results of operations, financial condition or liquidity.

note I

Stock Options

The company has stock option plans for employees and non-employee directors. The company’s policy is to grant options with the exercise price equal to the market price of the common stock on the date of grant. The company follows APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its employee stock options. Under APB Opinion 25, when the exercisable price of employee stock options equals the underlying stock on the date of grant, no compensation expense is recorded. Options vest over four years and expire ten years after the date of the grant.

Following is a summary of stock option activity:

		Weighted-
(In Thousands,		average
Except Per Share Data)	Shares	Option Price
Balance October 30, 1999	6,050	$12.62
Granted	849	19.27
Exercised	(271)	10.75
Forfeitures	(2)	15.91
Balance October 28, 2000	6,626	13.55
Granted	1,083	17.74
Exercised	(909)	11.13
Forfeitures	(1)	15.91
Balance October 27, 2001	6,799	14.54
Granted	1,082	26.09
Exercised	(453)	11.59
Forfeitures	(64)	15.23
Balance October 26, 2002	7,364	$16.41

Options exercisable are as follows:

		Weighted-
(In Thousands,		average
Except Per Share Data)	Shares	Option Price
October 28, 2000	5,088	$12.26
October 27, 2001	4,623	12.99
October 26, 2002	4,833	$13.80

Exercise prices and remaining contractual lives for options outstanding and exercisable at October 26, 2002, are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares	Weighted- average Remaining Contractual Life (yrs)	Weighted- average Exercise Price	Shares	Weighted- average Exercise Price
$10.25 - $14.66	3,468	2.91	$12.40	3,466	$12.40
15.90 - 20.32	2,817	7.14	17.63	1,367	17.34
25.99 - 26.09	1,079	9.25	26.09	—	—
Balance	7,364	5.46	$16.41	4,833	$13.80

Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, “Accounting for Stock-Based Compensation,” assuming the company accounted for its employee stock options using the fair value method. The fair value of options was estimated at the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2002, 2001 and 2000, respectively; risk-free interest rate of 4.7%, 5.3% and 6.7%; a dividend yield of 1.8%, 1.8% and 2.4%; expected volatility of 25.2%, 25.3% and 24.4%; and an expected option life of seven years. The weighted-average fair value of options granted in fiscal 2002, 2001 and 2000 was $7.74, $5.52 and $5.95, respectively.

Pro forma net earnings and diluted earnings per share are as follows:

(In Thousands,
Except Per Share Data)	2002	2001	2000
Pro forma net earnings	$185,758	$179,480	$168,321
Pro forma diluted earnings per share	1.32	1.28	1.19
Diluted earnings per share—as reported	1.35	1.30	1.20

The number of shares available for future grants, in thousands, was 5,986 at October 26, 2002, 7,068 at October 27, 2001 and 8,151 at October 28, 2000.

note J

Derivatives and Hedging

The company raises or contracts on a yearly basis for live turkeys. Production costs in raising turkeys are subject to fluctuations in grain prices, particularly corn. To reduce the company’s exposure to changes in corn prices, the company implemented a corn hedging program in the fourth quarter of 2002. This program utilizes corn futures to offset the fluctuation in the company’s future direct corn purchases.

The futures contracts are designated and accounted for as cash flow hedges, and the company measures the effectiveness of the hedges on a regular basis. The company has determined its hedge program to be highly effective. Effective gains or losses related to these cash flow hedges are reported as other comprehensive income (loss) and reclassified into earnings, through cost of products sold, in the period or periods in which the hedged transactions affect earnings. The company typically does not hedge its corn purchases beyond 15 months.

As of October 26, 2002, the company recorded $2.6 million in unrealized hedging losses in accumulated other comprehensive loss, which represented the fair value of the future contracts. This balance includes approximately $1.4 million in unrealized losses that are expected to be realized in earnings in 2003. No unrealized gains or losses from derivative activity were reclassified into earnings in 2002.

The company retired its euro-denominated debt in May 2002, which previously performed as an effective hedge against translation gains and losses on the company’s investment in Campofrio Alimentacion, S.A.

note K

Segment Operating Results

The company develops, processes and distributes a wide array of food products in a variety of markets. Under the criteria set forth by the accounting standard SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the company reports its results in the following four segments: Grocery Products, Refrigerated Foods, Jennie-O Turkey Store and All Other.

The Grocery Products segment primarily includes the processing, marketing and sale of shelf-stable food products sold predominately in the retail market.

The Refrigerated Foods segment consists of the processing, marketing and sale of branded and unbranded pork products for the retail, foodservice and fresh customer markets. This segment also includes the manufacture, marketing and sale of nutritionally enhanced food products. This segment includes the Meat Products and Foodservice business units and the Hormel HealthLabs operating segment.

The Jennie-O Turkey Store segment primarily consists of the processing, marketing and sale of branded and unbranded turkey products for the retail, foodservice and fresh customer markets.

The All Other segment consists of a variety of smaller dissimilar business units and miscellaneous corporate sales. The activities of these businesses include the production, marketing and sale of beef products, food packaging (i.e., casings for dry sausage), food equipment (sold in fiscal 2001) and the manufacture, marketing and sale of company products internationally. This segment includes Dan’s Prize, Inc., Vista International Packaging, Inc., AFECO (sold in fiscal 2001) and Hormel Foods International.

Sales between reporting segments are recorded at prices that approximate cost. Equity in earnings of affiliates is included in segment profit, however, the company does not allocate investment income, interest expense and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included on the following page as “Net interest and investment income” and “General corporate (expense)/income” when reconciling to earnings before income taxes. Depreciation and amortization make up some of these unallocated expenses and are shown below within “Corporate.”  All assets other than cash, marketable securities, deferred taxes and other corporate assets have been identified with the segments to which they relate.

(In Thousands)	2002	2001	2000
Sales to Unaffiliated Customers
Grocery Products	$787,716	$770,271	$757,418
Refrigerated Foods	2,059,049	2,142,935	1,965,905
Jennie-O Turkey Store	881,935	787,307	560,911
All Others	181,614	184,731	189,615
Total	$3,910,314	$3,885,244	$3,473,849

Intersegment Sales
Grocery Products	$71	$80	$105
Refrigerated Foods	3,383	2,613	2,495
Jennie-O Turkey Store	60,998	65,130	59,866
All Others	65,927	69,483	57,878
Total	130,379	137,306	120,344
Intersegment elimination	(130,379)	(137,306)	(120,344)
Total	$0	$0	$0

Net Sales
Grocery Products	$787,787	$770,351	$757,523
Refrigerated Foods	2,062,432	2,145,548	1,968,400
Jennie-O Turkey Store	942,933	852,437	620,777
All Others	247,541	254,214	247,493
Intersegment elimination	(130,379)	(137,306)	(120,344)
Total	$3,910,314	$3,885,244	$3,473,849

Segment Profit
Grocery Products	$155,002	$138,264	$142,580
Refrigerated Foods	76,189	81,892	51,581
Jennie-O Turkey Store	68,517	66,033	37,435
All Others	24,816	17,816	17,155
Total segment profit	$324,524	$304,005	$248,751
Net interest and investment income	(24,280)	(18,159)	1,298
General corporate (expense)/income	(6,274)	(832)	14,332
Earnings before income taxes	$293,970	$285,014	$264,381

Assets
Grocery Products	$216,335	$226,554	$235,184
Refrigerated Foods	602,972	633,644	585,313
Jennie-O Turkey Store	709,454	748,947	318,563
All Others	181,727	180,825	189,055
Corporate	509,708	372,728	313,825
Total	$2,220,196	$2,162,698	$1,641,940

Additions to Property Plant and Equipment
Grocery Products	$4,956	$5,591	$9,853
Refrigerated Foods	31,271	28,371	42,623
Jennie-O Turkey Store	18,989	21,683	33,707
All Others	1,746	2,664	2,210
Corporate	7,503	18,820	11,732
Total	$64,465	$77,129	$100,125

Depreciation and Amortization
Grocery Products	$6,718	$8,407	$8,331
Refrigerated Foods	27,222	25,715	24,016
Jennie-O Turkey Store	30,775	34,692	15,735
All Others	3,268	3,609	3,502
Corporate	15,255	17,770	14,302
Total	$83,238	$90,193	$65,886

note L

Quarterly Results of Operations (Unaudited)

The following tabulations reflect the unaudited quarterly results of operations for the years ended October 26, 2002 and October 27, 2001.

				Diluted
(In Thousands,	Net	Gross	Net	Earnings
Except Per Share Data)	Sales	Profit	Earnings	Per Share
2002
First quarter	$983,014	$246,252	$50,351	$0.36
Second quarter	954,627	224,057	32,740	0.23
Third quarter	933,778	226,810	38,261	0.27
Fourth quarter	1,038,895	265,734	67,970	0.49

2001
First quarter	$891,247	$210,769	$41,532	$0.30
Second quarter	961,792	209,373	38,894	0.28
Third quarter	976,977	210,446	33,212	0.24
Fourth quarter	1,055,228	265,319	68,803	0.49

Report of Independent Auditors

To the Shareholders and Board of Directors
Hormel Foods Corporation
Austin, Minnesota

We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 26, 2002 and October 27, 2001, and the related consolidated statements of operations, changes in shareholders’ investment and cash flows for each of the three years in the period ended October 26, 2002. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 26, 2002 and October 27, 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 26, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note D to the consolidated financial statements, the company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in fiscal 2002.

Minneapolis, Minnesota
November 25, 2002

Officers and Directors

Joel W. Johnson*

Chairman, President and Chief Executive Officer

Director since June 1991

Michael J. McCoy*

Executive Vice President and Chief Financial Officer

Director since May 2000

Gary J. Ray*

Executive Vice President—Refrigerated Foods

Director since November 1990

Eric A. Brown*

Group Vice President—Prepared Foods

Director since January 1997

Steven G. Binder

Group Vice President—Foodservice

Richard A. Bross

Group Vice President / President

Hormel Foods International

Jeffrey M. Ettinger

Group Vice President / President and Chief Operating Officer

Jennie-O Turkey Store, Inc.

Ronald W. Fielding

Group Vice President—Meat Products

James A. Jorgenson

Senior Vice President—Corporate Staff

Mahlon C. Schneider

Senior Vice President—External Affairs and General Counsel

Thomas R. Day

Vice President—Foodservice Sales

Forrest D. Dryden, Ph.D.

Vice President—Research and Development

Jody H. Feragen

Vice President and Treasurer

Dennis B. Goettsch

Vice President—Foodservice Marketing

Daniel A. Hartzog

Vice President—Meat Products Sales

Kurt F. Mueller

Vice President—Fresh Pork Sales and Marketing

Gary C. Paxton

Vice President—Prepared Foods Operations

Larry J. Pfeil

Vice President—Engineering

Douglas R. Reetz

Vice President—Grocery Products Sales

James N. Sheehan

Vice President and Controller

William F. Snyder

Vice President—Refrigerated Foods Operations

Joseph C. Swedberg

Vice President—Meat Products Marketing

Larry L. Vorpahl

Vice President—Grocery Products Marketing

James W. Cavanaugh

Corporate Secretary

Roland G. Gentzler

Assistant Controller

Kevin C. Jones

Assistant Secretary

John W. Allen, Ph.D.*

Professor Emeritus, Food Marketing, Partnership for Food Industry Development Michigan State University

Director since October 1989

John R. Block*

Former U.S. Secretary of Agriculture President and Chief Executive Officer, Food Distributors International

Director since October 1997

William S. Davila*

President Emeritus, The Vons Companies, Inc.

Director since 1993

E. Peter Gillette, Jr.*

Senior Advisor to U.S. Trust Company

Retired President, Piper Trust Company

Director since July 1996

Luella G. Goldberg*

Trustee, University of Minnesota Foundation

Member, Board of Overseers, University of Minnesota Carlson School of Management

Trustee and Chair Emerita, Wellesley College

Past Board Chair, University of Minnesota Foundation

Director since September 1993

Susan I. Marvin*

President, Marvin Windows and Doors

Director since July 2002

Dakota A. Pippins*

Director of Urban Think Tank and Director of Planning, Vigilante Division of Leo Burnett, USA

Adjunct Assistant Professor, New York University

Director since January 2001

John G. Turner*

Chairman, Hillcrest Capital Partners

Director since March 2000

Robert R. Waller, MD*

President Emeritus, Mayo Foundation

Professor of Ophthalmology, Mayo Medical School

Director since January 1993

*Director

Shareholder Information

Independent Auditors

Ernst & Young LLP

1400 Pillsbury Center

Minneapolis, MN 55402-1491

Stock Listing

Hormel Foods Corporation’s common stock is traded on the New York Stock Exchange under the symbol HRL. There are approximately 11,600 record shareholders and another 15,500 shareholders whose shares are held in street name by brokerage firms and financial institutions.

Common Stock Data

The high and low closing price of the company’s common stock and the dividends per share declared for each fiscal quarter of 2002 and 2001, respectively, are shown below:

2002	High	Low	Dividend
First Quarter	$27.14	$23.12	$.0975
Second Quarter	28.03	24.99	.0975
Third Quarter	24.99	20.50	.0975
Fourth Quarter	24.95	20.95	.0975

2001	High	Low	Dividend
First Quarter	$19.13	$16.75	$.0925
Second Quarter	21.50	18.51	.0925
Third Quarter	25.25	19.52	.0925
Fourth Quarter	26.39	21.73	.0925

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A.

161 North Concord Exchange

P.O. Box 64854

South St. Paul, MN 55164-0854

www.shareowneronline.com

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

The transfer agent makes shareholder account data available to shareholders of record via the Internet. This service allows shareholders to view various account details over a secure Internet connection with the required entry of a tax identification number and a PIN number. Information is available 24 hours per day, seven days a week. If you are interested, you may call Wells Fargo Shareowner Services at 1-877-536-3559 (toll-free) or use the “contact us” feature on the web site www.shareowneronline.com and access “FIRST TIME VISITOR” to arrange for a PIN setup.

If you hold stock in more than one account, duplicate mailings of financial information may result. You can help eliminate the added expense by requesting only one copy be sent. Please supply the transfer agent with the names in which all accounts are registered and the name of the account for which you wish to receive mailings. This will not in any way affect dividend check mailings. We cannot household sort between record accounts and brokerage accounts.

Hormel Foods Corporation’s Dividend Reinvestment Plan, available to record shareholders, allows for full dividend reinvestment and voluntary cash purchases with brokerage commissions or other service fees paid by the company. Automatic debit for cash contribution is also available. This is a convenient method to have money automatically withdrawn each month from a checking or savings account and invested in your Dividend Reinvestment Plan account. To enroll in the plan or obtain additional information, contact Wells Fargo Bank Minnesota, N.A., using the address or telephone number provided with its listing in this section as company transfer agent and registrar. Access can also be made through the website.

An optional direct dividend deposit service offers shareholders a convenient method of having quarterly dividend payments electronically deposited into their personal checking or savings account. The dividend payment is made in the account each payment date, providing shareholders with immediate use of their money. For information about the service and how to participate, contact Wells Fargo Bank Minnesota, N.A., transfer agent. Access can also be made through the website.

Dividends

The declaration of dividends and all dates related to the declaration of dividends are subject to the judgment and discretion of the Board of Directors of Hormel Foods Corporation. Quarterly dividends are typically paid on the 15th of February, May, August and November. Postal delays may cause receipt dates to vary.

Reports and Publications

Copies of the company’s Form 10-K (annual report) and Form10-Q (quarterly report) to the Securities and Exchange Commission (SEC), proxy statement, all news releases and other corporate literature are available free upon request by calling (507) 437-5164 or by accessing the information on the Internet at www.hormel.com. The company’s Annual Report to Shareholders is mailed approximately one month before the Annual Meeting.

Annual Meeting

The Annual Meeting of Shareholders will be held Tuesday, January 28, 2003, in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m.

Questions about Hormel Foods

Shareholder Inquiries

(507) 437-5944

Analyst/Investor Inquiries

(507) 437-5007

Media Inquiries

(507) 437-5355

Consumer Response

Inquiries regarding products of Hormel Foods Corporation should be addressed:

Consumer Response

Hormel Foods Corporation

1 Hormel Place

Austin, MN 55912-3680

or call 1-800-523-4635

Trademarks

References in italic within this report represent valuable trademarks owned or licensed by Hormel Foods Corporation or its subsidiaries.