Form 10-K/A, Exhibit 13
period 2002-10-26
HORMEL FOODS CORP /DE/
filed 2003-07-11
CIK 48465

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

*53 Weeks

**Adjusted for the impact of EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”  EITF 01-9 relates to the income statement classification of advertising and promotional costs.  The company applied the consensus as of the beginning of fiscal 2002, and reclassified certain marketing expenses as reductions of revenue.  The marketing expenses that were reclassified included consumer coupon redemption, off-invoice allowances, and various marketing performance funds.  There was no impact to operating income or net earnings.  The impact of the reclassification on other years presented was a reduction in net sales of the following amounts in respective years: $238,868 in 2001, $201,283 in 2000, $199,842 in 1999, and $179,970 in 1998.

Per share figures have been restated to give effect for the two-for-one stock split which was approved by the shareholders at the Annual Meeting on January 25, 2000.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations (In Thousands of Dollars, Except Per Share Amounts)

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

Goodwill and other intangible assets: The company adopted the provisions of Statements of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets” in July 2001.  See Note D “Goodwill and Intangible Assets” to the financial statements for the effects of the adoption.  Under the guidance of SFAS 142, identifiable intangible assets are amortized over their useful life unless the useful life is determined to be indefinite.  The useful life of an identifiable intangible asset is based on an analysis of several factors including: contractual, regulatory or legal obligations, demand, competition, and industry trends.  Goodwill and indefinite-lived intangible assets are no longer amortized but are tested at least annually for impairment.

The company tests goodwill for impairment on an annual basis.  The impairment test is a two-step process.  First, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill.  The estimated fair value of the reporting unit is determined on the basis of discounted cash flow.  If the carrying value exceeds fair value of the reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded.  In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation.  The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.  Annual impairment testing for indefinite-lived intangible assets compares the fair value and carrying value of the intangible.  The fair value of indefinite-lived intangible assets is determined on a basis of discounted cash flows.  If the carrying value exceeds fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded for the difference.  Intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of long-lived assets.

The assumptions used in the estimate of fair value are consistent with historical performance and the estimates and assumptions used in determining future profit plans for each reporting unit.  The company reviews product growth patterns, market share information, industry trends, changes in distribution channels, and economic indicators in determining the estimates and assumptions used to develop cash flow and profit plan assumptions.  If future economic conditions are different than those projected by management, recognition of impairment charges may be required.  However, the company believes that the likelihood of conditions being significantly different to warrant such charges is remote.

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

	Fourth Quarter Ended			Year Ended
	October 26, 2002	October 27, 2001	% Change	October 26, 2002	October 27, 2001	% Change
Net Sales*
Grocery Products	$231,210	$229,925	0.6	$787,716	$770,271	2.3
Refrigerated Foods	515,863	549,399	(6.1)	2,059,049	2,142,935	(3.9)
Jennie-O Turkey Store**	253,055	242,682	4.3	881,935	787,307	12.0
All Other	38,767	33,222	16.7	181,614	184,731	(1.7)
Total	$1,038,895	$1,055,228	(1.5)	$3,910,314	$3,885,244	0.6

Segment Profit
Grocery Products	$64,129	$57,428	11.7	$155,002	$138,264	12.1
Refrigerated Foods	17,744	24,160	(26.6)	76,189	81,892	(7.0)
Jennie-O Turkey Store**	19,915	28,851	(31.0)	68,517	66,033	3.8
All Other	6,529	6,171	5.8	24,816	17,816	39.3
Total segment operating profit	108,317	116,610	(7.1)	324,524	304,005	6.7
Net interest and investment income	(5,560)	(6,907)	19.5	(24,280)	(18,159)	(33.7)
General corporate income (expense)	1,611	(1,776)	190.7	(6,274)	(832)	(654.1)
Earnings before income taxes	$104,368	$107,927	(3.3)	$293,970	$285,014	3.1

*	2001 net sales are restated for EITF 00-14 and 00-25.
**

The acquisition of The Turkey Store was completed in the second quarter of fiscal year 2001. Financial results for the twelve months ended October 27, 2001, only include eight months of The Turkey Store operations. The above three-month time periods are comparable.

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

Joel W. Johnson	Michael J. McCoy
Chairman of the Board, President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Consolidated Statements of Financial Position

(In Thousands)	October 26, 2002	October 27, 2001
Assets
Current Assets
Cash and cash equivalents	$309,563	$186,276
Accounts receivable	275,460	308,115
Inventories	355,638	355,114
Deferred income taxes	7,431	7,341
Prepaid expenses and other current assets	14,078	26,435
Total Current Assets	962,170	883,281
Deferred Income Taxes	6,583	0
Goodwill	310,072	279,225
Other Intangibles	56,224	99,453
Investments and Receivables from Affiliates	127,222	129,805
Other Assets	105,247	91,004
Property, Plant and Equipment
Land	21,709	21,967
Buildings	382,573	377,217
Equipment	852,403	837,496
Construction in progress	46,466	37,416
	1,303,151	1,274,096
Less allowance for depreciation	(650,473)	(594,166)
	652,678	679,930
Total Assets	$2,220,196	$2,162,698
Liabilities and Shareholders’ Investment
Current Liabilities
Accounts payable	$174,070	$171,177
Accrued expenses	34,496	40,515
Accrued marketing expenses	51,739	43,102
Employee compensation	87,897	76,258
Taxes, other than federal income taxes	19,819	16,655
Dividends payable	13,569	12,910
Federal income taxes	14,701	20,552
Current maturities of long-term debt	13,820	39,034
Total Current Liabilities	410,111	420,203
Long-term Debt—less current maturities	409,648	462,407
Accumulated Postretirement Benefit Obligation	253,078	253,607
Other Long-term Liabilities	32,104	30,140
Deferred Income Taxes	0	460
Shareholders’ Investment
Preferred stock, par value $.01 a share—authorized 80,000,000 shares; issued—none
Common stock, nonvoting, par value $.01 a share—authorized 200,000,000 shares; issued—none
Common stock, par value $.0586 a share authorized 400,000,000 shares; issued 138,411,338 shares October 26, 2002 issued 138,663,289 shares October 27, 2001	8,111	8,126
Additional paid-in capital	0	3,143
Accumulated other comprehensive loss	(32,959)	(25,861)
Retained earnings	1,140,103	1,010,473
Total Shareholders’ Investment	1,115,255	995,881
Total Liabilities and Shareholders’ Investment	$2,220,196	$2,162,698

See notes to consolidated financial statements.

Consolidated Statements of Operations

	Fiscal Year Ended
(In Thousands, Except Per Share Amounts)	October 26, 2002	October 27, 2001	October 28, 2000

Net sales	$3,910,314	$3,885,244	$3,473,849
Cost of products sold	2,947,461	2,989,337	2,674,874
Gross Profit	962,853	895,907	798,975
Expenses:
Selling and delivery	558,354	505,500	470,851
Administrative and general	93,990	90,101	65,517
Total Expenses	652,344	595,601	536,368
Equity in earnings of affiliates	7,741	3,498	2,463
Operating Income	318,250	303,804	265,070
Other income and expense:
Interest and investment income	7,145	9,163	14,217
Interest expense	(31,425)	(27,953)	(14,906)
Earnings Before Income Taxes	293,970	285,014	264,381
Provision for income taxes	104,648	102,573	94,164
Net Earnings	$189,322	$182,441	$170,217

Net Earnings Per Share:
Basic	$1.36	$1.32	$1.21
Diluted	$1.35	$1.30	$1.20

Weighted Average Shares Outstanding:
Basic	138,706	138,710	140,532
Diluted	140,292	140,125	141,523

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Investment

(In Thousands,	Common Stock		Treasury Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	Total Shareholders’
Except Per Share Amounts)	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Investment

Balance at October 30, 1999	142,725	$8,364	0	$0	$0	$839,083	$(6,305)	$841,142
Comprehensive income
Net earnings						170,217		170,217
Foreign currency translation							(6,972)	(6,972)
Adjustment in minimum pension liability							(7,640)	(7,640)
Comprehensive income								155,605
Purchases of common stock			(4,429)	(77,591)				(77,591)
Exercise of stock options			273	4,445		(696)		3,749
Shares retired	(4,156)	(244)	4,156	73,146		(72,902)		0
Cash dividends—$.35 per share						(49,028)		(49,028)
Balance at October 28, 2000	138,569	8,120	0	0	0	886,674	(20,917)	873,877
Comprehensive income
Net earnings						182,441		182,441
Foreign currency translation							(4,695)	(4,695)
Adjustment in minimum pension liability							(249)	(249)
Comprehensive income								177,497
Purchases of common stock			(416)	(9,213)				(9,213)
Exercise of stock options	368	22	142	2,738	3,143	(848)		5,055
Shares retired	(274)	(16)	274	6,475		(6,459)		0
Cash dividends—$.37 per share						(51,335)		(51,335)
Balance at October 27, 2001	138,663	8,126	0	0	3,143	1,010,473	(25,861)	995,881
Comprehensive income
Net earnings						189,322		189,322
Foreign currency translation							3,822	3,822
Unrealized loss on available-for-sale securities							(10,609)	(10,609)
Deferred loss—hedging							(2,583)	(2,583)
Adjustment in minimum pension liability							2,272	2,272
Comprehensive income								182,224
Purchases of common stock			(484)	$(10,762)				(10,762)
Exercise of stock options	176	10	56	1,251	736	11		2,008
Shares retired	(428)	(25)	428	9,511	(3,879)	(5,607)		0
Cash dividends—$.39 per share						(54,096)		(54,096)
Balance at October 26, 2002	138,411	$8,111	0	$0	$0	$1,140,103	$(32,959)	$1,115,255

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
(In Thousands)	October 26, 2002	October 27, 2001	October 28, 2000

Operating Activities
Net earnings	$189,322	$182,441	$170,217
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	82,240	74,546	59,974
Amortization of intangibles	998	15,647	5,912
Equity in earnings of affiliates	(6,799)	(2,866)	(476)
Provision for deferred income taxes	3,052	(1,763)	7,160
Loss (gain) on property/equipment sales	619	(901)	360
Changes in operating assets and liabilities net of acquisitions:
Decrease (increase) in accounts receivable	32,655	19,234	(41,673)
Decrease (increase) in inventories, prepaid expenses and other current assets	9,250	(21,994)	(11,750)
Increase (decrease) in accounts payable and accrued expenses	15,524	56,096	(38,420)
Net cash provided by operating activities	326,861	320,440	151,304
Investing Activities
Sale of held-to-maturity securities	20,000	6,239	84,618
Purchase of held-to-maturity securities	(20,000)	(275)	(30,330)
Acquisitions of businesses	(476)	(440,036)	0
Purchases of property/equipment	(64,465)	(77,129)	(100,125)
Proceeds from sales of property/equipment	9,800	6,007	3,866
(Increase) in investments, equity in affiliates and other assets	(7,575)	(5,102)	(36,044)
Dividends from affiliates	2,104	3,349	3,559
Net cash used in investing activities	(60,612)	(506,947)	(74,456)
Financing Activities
Proceeds from long-term debt	3,263	367,494	4,439
Principal payments on long-term debt	(84,504)	(40,579)	(43,183)
Dividends paid on common stock	(53,437)	(50,623)	(48,735)
Share repurchase	(10,762)	(9,213)	(75,330)
Other	2,478	5,058	(1,703)
Net cash (used in) provided by financing activities	(142,962)	272,137	(164,512)
Increase (decrease) in cash and cash equivalents	123,287	85,630	(87,664)
Cash and cash equivalents at beginning of year	186,276	100,646	188,310
Cash and cash equivalents at end of year	$309,563	$186,276	$100,646

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

Accumulated Other Comprehensive Loss: The components of accumulated other comprehensive loss are as follows:

	Foreign Currency Translation	Minimum Pension Liability	Unrealized Loss on Available-for-Sale Securities	Deferred Loss- Hedging	Accumulated Other Comprehensive Loss
Balance at October 30, 1999	$(5,241)	$(1,064)			$(6,305)

Unrealized gains (losses)	(6,972)	(12,478)			(19,450)
Tax effect	0	4,838			4,838
Net of tax amount	(6,972)	(7,640)			(14,612)
Balance at October 28, 2000	(12,213)	(8,704)			(20,917)

Unrealized gains (losses)	(4,695)	(407)			(5,102)
Tax effect	0	158			158
Net of tax amount	(4,695)	(249)			(4,944)
Balance at October 27, 2001	(16,908)	(8,953)			(25,861)

Unrealized gains (losses)	3,822	3,610	$(10,609)	$(2,583)	(5,760)
Tax effect	0	(1,338)	0	0	(1,338)
Net of tax amount	3,822	2,272	(10,609)	(2,583)	(7,098)
Balance at October 26, 2002	$(13,086)	$(6,681)	$(10,609)	$(2,583)	$(32,959)

The company deems its foreign investments to be permanent in nature and does not provide for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars.  The company did not provide for taxes on available-for-sale securities.  The securities are foreign based; therefore, any loss incurred by the sale of the foreign securities would provide no tax benefit because there is insufficient foreign income to offset the foreign loss.

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

The company regularly monitors and evaluates the fair value of our equity investments.  If events and circumstances indicate that a decline in the fair value of these assets has occurred and is other than temporary, we will record a charge in “equity in earnings of affiliates.”  The company’s equity investments do not have a readily determinable fair value as none of them are publicly traded.  The fair values of the company’s private equity investments are determined by discounting the estimated future cash flows of each entity.  These cash flow estimates include assumptions on growth rates and future currency exchange rates.  The company did not record an impairment charge on any of its equity investments in fiscal years 2002, 2001, or 2000.

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

Revenue Recognition: The company conforms to Staff Accounting Bulletin No. 101 (SAB 101), “Revenue Recognition in Financial Statements.”  The company recognizes sales upon delivery of its products to customers net of applicable provisions for discounts, returns and allowances.  Products are delivered upon receipt of customer purchase orders with acceptable terms, including price and collectibility that is reasonably assured.

The company offers various sales incentives to customers and consumers.  Incentives that are offered off-invoice include prompt pay allowances, spoilage allowances, and temporary price reductions.  These incentives are recognized as reduction in revenue at the time title passes.  Coupons are used as an incentive for consumers to purchase various products.  The coupons reduce revenues at the time they are offered.  Promotional contracts and voluntary promotions are performed by customers to promote the company’s products to the consumers.  These incentives reduce revenues at the time of performance through direct payments and accrued promotional funds.  Accrued promotional funds are unpaid liabilities for promotional contracts and voluntary promotions in process or completed at the end of a quarter or fiscal year.  Promotional contract accruals are based on a review of the unpaid outstanding contracts on which performance has taken place.  Voluntary performance accruals are based on the historical spend rates by product lines.  Estimates used to determine the revenue reduction include the level of customer performance and the historical spend rate versus contracted rates.

Effective the beginning of fiscal 2002, the company applied the consensus reached by the Emerging Issues Task Force of the FASB in EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.”  Under this consensus, consideration generally is classified as a reduction of revenue.

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

The Turkey Store Company and Diamond Crystal acquisitions have been recorded using the purchase method of accounting. The final allocations of these purchase prices, including reclassifications for the adoption of SFAS No. 142, are as follows:

(In Thousands)	Turkey Store	Diamond Crystal
Current assets	$90,347	$4,425
Goodwill	179,272	48,092
Other intangibles	44,400	13,685
Other assets	694	0
Property, plant and equipment	140,903	35
Current liabilities	(32,540)	0
Long-term deferred tax liabilities	(54,187)	0
Purchase price including related costs	$368,889	$66,237

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

	Twelve Months Ended
(Unaudited) (In Thousands)	October 27, 2001	October 28, 2000
Net sales	$4,228,366	$3,995,631
Net earnings	176,963	165,139
Per share data:
Basic earnings	1.28	1.18
Diluted earnings	1.26	1.17

There were no other material acquisitions in 2002, 2001 or 2000.

note C

Inventories

Principal components of inventories are:

(In Thousands)	October 26, 2002	October 27, 2001
Finished products	$212,868	$217,128
Raw materials and work-in-process	106,231	102,802
Materials and supplies	69,257	68,451
LIFO reserve	(32,718)	(33,267)
Total	$355,638	$355,114

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

The company has elected to early adopt the provisions of SFAS 141 and 142, and has discontinued the amortization of goodwill and indefinite-lived intangible assets effective with the end of fiscal year 2001. Had the provisions of SFAS 142 been in effect during the fiscal years ended October 27, 2001 and October 28, 2000, net earnings would have increased by $12.7 million or $.09 per diluted share, and $4.6 million or $.04 per diluted share, respectively.

The gross carrying amount and accumulated amortization for definite-lived intangible assets are as follows:

	October 26, 2002		October 27, 2001
(In Thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-compete covenants	$18,156	$(17,456)	$18,156	$(17,256)
Formulas	4,330	(901)	4,330	(201)
Other intangibles	1,550	(514)	1,751	(416)
Total	$24,036	$(18,871)	$24,237	$(17,873)

Amortization expense for the fiscal years ended October 26, 2002, and October 27, 2001, was:

	Fiscal Year Ended
(In Thousands)	October 26, 2002	October 27, 2001
Amortization expense	$998	$2,538

Estimated annual amortization expense (in thousands) for the five fiscal years after October 26, 2002, is as follows:

2003	$1,097
2004	1,118
2005	1,097
2006	821
2007	565

The carrying amounts for indefinite-lived intangible assets are presented below.  The decrease in the indefinite-lived assets was primarily due to the reclassifications to goodwill of certain intangible assets not meeting the criteria for separate recognition under SFAS 141.

(In Thousands)	October 26, 2002	October 27, 2001
Brand/tradename/trademarks	$50,875	$56,135
Customer lists	0	23,918
Workforce	0	12,852
Other intangibles	184	184
Total	$51,059	$93,089

The changes in the carrying amount of goodwill for the fiscal year ended October 26, 2002 are presented in the table below.  The amounts presented for reclassifications/purchase adjustments primarily reflect the reclassification of certain intangible assets into goodwill that did not meet the criteria for separate recognition under SFAS 141.

(In Thousands)	Grocery Products	Refrigerated Foods	JOTS	Other	Total
Balance as of October 27, 2001	$42,674	$48,539	$185,898	$2,114	$279,225

Goodwill acquired	0	0	239	237	476

Goodwill sold	(906)	0	0	0	(906)
Reclassifications/ purchase adjustments	41	14,158	17,077	1	31,277
Balance as of October 26, 2002	$41,809	$62,697	$203,214	$2,352	$310,072

The following table presents adjusted net earnings and adjusted earnings per diluted share as if the provisions of SFAS 142 had been in effect for all years presented.

	Fiscal Year Ended
(In Thousands)	October 26, 2002	October 27, 2001	October 28, 2000
Reported net earnings	$189,322	$182,441	$170,217
Add back: goodwill amortization	0	10,919	4,501
Brand/trademark/amortization	0	1,159	73
Other intangible amortization	0	737	0
Adjust: patent and formula lives	0	(134)	0
Adjusted net earnings	$189,322	$195,122	$174,791

Adjusted earnings per share (diluted)	$1.35	$1.39	$1.24

During the fourth quarter of fiscal 2002, the company completed the required annual impairment tests of indefinite-lived intangible assets and goodwill with no impairment indicated.

note E

Long-term Debt and Other Borrowing Arrangements

Long-term debt consists of:

(In Thousands)	October 26, 2002	October 27, 2001
Senior unsecured notes, with interest at 6.625%, interest due semi-annually through 2011	$350,000	$350,000
Medium-term unsecured notes, with interest at 7.35%, principal and interest due annually through 2006	42,857	65,238
Variable rate—revolving credit agreements	18,000	14,750
Medium-term secured notes with variable rates, principal and interest due semi-annually through 2006, secured by various equipment	5,956	8,661
Industrial revenue bonds with variable interest rates, due 2005	4,700	4,700
Promissory notes, principal and interest due annually through 2007, interest at 7.23% and 8.9%, secured by limited partnership interests in affordable housing	1,447	1,711
Medium-term unsecured note, denominated in euros, with variable interest rate, paid in 2002	0	23,847
Declining balance credit facility, denominated in euros, with variable interest rate, paid in 2002	0	16,988
Medium-term unsecured note, denominated in euros, with variable interest rate, paid in 2002	0	14,208
Other	508	1,338
	423,468	501,441
Less current maturities	13,820	39,034
Total	$409,648	$462,407

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

The company is required, by certain covenants in its debt agreements, to maintain specified levels of financial ratios and balance sheet position.  At the end of the current fiscal year, the company was in compliance with all of these covenants.

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

The company provides medical and life insurance benefits to certain retired employees. Eligible employees who retired prior to January 1, 1987, remain on the medical plan in effect when they retired. The medical plan for eligible employees who retired after January 1, 1987, is automatically modified to incorporate plan benefit and plan provision changes whenever they are made to the active employee plan. Employees hired after January 1, 1990, are eligible for postretirement medical coverage but must pay the full cost of the coverage. During fiscal year 2002, the company made certain changes to the Retiree Health Care Program for non-bargaining employees that provided participants (retirees and current employees) two options for determining the amount the participants would be required to contribute for their coverage. Participants could continue under the existing program that contains a cap on the amount subsidized by the company. Continued coverage under this program would result in significant increases to participant contributions because expenses are expected to exceed the company’s cap in future years. The company decided to offer a new option to participants that featured less volatile increases in participant contributions but still results in future increases that will be determined by the future rate of health care inflation. As a result of a significant number of participants choosing the new option, the company’s benefit obligation increased by $41.0 million in fiscal 2002. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 10-18 years.

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

(In Thousands)	October 26, 2002	October 27, 2001
Deferred tax liabilities:
Tax over book depreciation	$(35,834)	$(34,258)
Prepaid pension	(35,713)	(34,063)
Book/tax basis difference from acquisition	(36,295)	(59,753)
Other, net	(33,594)	(22,967)
Deferred tax assets:
Vacation accrual	5,508	5,431
Insurance accruals	5,320	5,756
Deferred compensation	11,170	10,971
Postretirement benefits	93,791	98,324
Pension accrual	12,675	11,939
Supplemental pension accrual	5,013	3,745
Other, net	21,973	21,756
Net deferred tax assets	$14,014	$6,881

Reconciliation of the statutory federal income tax rate to the company’s effective tax rate is as follows:

	2002	2001	2000
U.S. statutory rate	35.0%	35.0%	35.0%
State taxes on income, net of federal tax benefit	2.2	2.2	2.2
All other, net	(1.6)	(1.2)	(1.6)
Effective tax rate	35.6%	36.0%	35.6%

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

Following is a summary of stock option activity:

(In Thousands, Except Per Share Data)	Shares	Weighted- average Option Price
Balance October 30, 1999	6,050	$12.62
Granted	849	19.27
Exercised	(271)	10.75
Forfeitures	(2)	15.91
Balance October 28, 2000	6,626	13.55
Granted	1,083	17.74
Exercised	(909)	11.13
Forfeitures	(1)	15.91
Balance October 27, 2001	6,799	14.54
Granted	1,082	26.09
Exercised	(453)	11.59
Forfeitures	(64)	15.23
Balance October 26, 2002	7,364	$16.41

Options exercisable are as follows:

(In Thousands, Except Per Share Data)	Shares	Weighted- average Option Price
October 28, 2000	5,088	$12.26
October 27, 2001	4,623	12.99
October 26, 2002	4,833	$13.80

Exercise prices and remaining contractual lives for options outstanding and exercisable at October 26, 2002, are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares	Weighted- average Remaining Contractual Life (yrs)	Weighted- average Exercise Price	Shares	Weighted- average Exercise Price
$10.25 - $14.66	3,468	2.91	$12.40	3,466	$12.40
15.90 - 20.32	2,817	7.14	17.63	1,367	17.34
25.99 - 26.09	1,079	9.25	26.09	—	—
Balance	7,364	5.46	$16.41	4,833	$13.80

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

Pro forma net earnings and diluted earnings per share are as follows:

(In Thousands, Except Per Share Data)	2002	2001	2000
Pro forma net earnings	$185,758	$179,480	$168,321
Pro forma diluted earnings per share	1.32	1.28	1.19
Diluted earnings per share-as reported	1.35	1.30	1.20

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

The Jennie-O Turkey Store information included in the following table has been affected by the February 24, 2001, acquisition of The Turkey Store.

(In Thousands)	2002	2001	2000
Sales to Unaffiliated Customers
Grocery Products	$787,716	$770,271	$757,418
Refrigerated Foods	2,059,049	2,142,935	1,965,905
Jennie-O Turkey Store	881,935	787,307	560,911
All Others	181,614	184,731	189,615
Total	$3,910,314	$3,885,244	$3,473,849

Intersegment Sales
Grocery Products	$71	$80	$105
Refrigerated Foods	3,383	2,613	2,495
Jennie-O Turkey Store	60,998	65,130	59,866
All Others	65,927	69,483	57,878
Total	130,379	137,306	120,344
Intersegment elimination	(130,379)	(137,306)	(120,344)
Total	$0	$0	$0

Net Sales
Grocery Products	$787,787	$770,351	$757,523
Refrigerated Foods	2,062,432	2,145,548	1,968,400
Jennie-O Turkey Store	942,933	852,437	620,777
All Others	247,541	254,214	247,493
Intersegment elimination	(130,379)	(137,306)	(120,344)
Total	$3,910,314	$3,885,244	$3,473,849

Segment Profit
Grocery Products	$155,002	$138,264	$142,580
Refrigerated Foods	76,189	81,892	51,581
Jennie-O Turkey Store	68,517	66,033	37,435
All Others	24,816	17,816	17,155
Total segment profit	$324,524	$304,005	$248,751
Net interest and investment income	(24,280)	(18,159)	1,298
General corporate (expense)/income	(6,274)	(832)	14,332
Earnings before income taxes	$293,970	$285,014	$264,381

Assets
Grocery Products	$216,335	$226,554	$235,184
Refrigerated Foods	602,972	633,644	585,313
Jennie-O Turkey Store	709,454	748,947	318,563
All Others	181,727	180,825	189,055
Corporate	509,708	372,728	313,825
Total	$2,220,196	$2,162,698	$1,641,940

Additions to Property Plant and Equipment
Grocery Products	$4,956	$5,591	$9,853
Refrigerated Foods	31,271	28,371	42,623
Jennie-O Turkey Store	18,989	21,683	33,707
All Others	1,746	2,664	2,210
Corporate	7,503	18,820	11,732
Total	$64,465	$77,129	$100,125

Depreciation and Amortization
Grocery Products	$6,718	$8,407	$8,331
Refrigerated Foods	27,222	25,715	24,016
Jennie-O Turkey Store	30,775	34,692	15,735
All Others	3,268	3,609	3,502
Corporate	15,255	17,770	14,302
Total	$83,238	$90,193	$65,886

note L

Quarterly Results of Operations (Unaudited)

The following tabulations reflect the unaudited quarterly results of operations for the years ended October 26, 2002 and October 27, 2001.

(In Thousands, Except Per Share Data)	Net Sales	Gross Profit	Net Earnings	Diluted Earnings Per Share
2002
First quarter	$983,014	$246,252	$50,351	$0.36
Second quarter	954,627	224,057	32,740	0.23
Third quarter	933,778	226,810	38,261	0.27
Fourth quarter	1,038,895	265,734	67,970	0.49

2001
First quarter	$891,247	$210,769	$41,532	$0.30
Second quarter	961,792	209,373	38,894	0.28
Third quarter	976,977	210,446	33,212	0.24
Fourth quarter	1,055,228	265,319	68,803	0.49

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