Form 10-K, Exhibit 13
period 2003-10-25
HORMEL FOODS CORP /DE/
filed 2004-01-23
CIK 48465

EXHIBIT 13.1

SELECTED PAGES OF 2003 ANNUAL REPORT TO STOCKHOLDERS

Selected Financial Data

(In Thousands, Except Per Share Amounts)	2003	2002	2001	2000	1999

Operations
Net Sales*	$4,200,328	$3,910,314	$3,885,244	$3,473,849	$3,157,915
Net Earnings	185,779	189,322	182,441	170,217	163,438
Percent of Sales	4.42%	4.84%	4.70%	4.90%	5.18%
Wage Costs	730,161	668,420	617,693	528,746	503,890
Total Taxes (Excluding Payroll Tax)	118,157	118,671	114,589	105,537	100,381
Depreciation and Amortization	88,020	83,238	90,193	65,886	64,656

Financial Position
Working Capital	$381,984	$552,059	$463,078	$368,484	$414,736
Properties (Net)	701,342	652,678	679,930	541,549	505,624
Total Assets	2,393,121	2,220,196	2,162,698	1,641,940	1,685,585
Long-term Debt
Less Current Maturities	395,273	409,648	462,407	145,928	184,723
Shareholders’ Investment	1,252,735	1,115,255	995,881	873,877	841,142

Per Share of Common Stock**
Net Earnings – Basic	1.34	1.36	1.32	1.21	1.12
Net Earnings – Diluted	1.33	1.35	1.30	1.20	1.11
Dividends	0.42	0.39	0.37	0.35	0.33
Shareholders’ Investment	9.04	8.06	7.18	6.31	5.89

*      Adjusted for the impact of EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” EITF 01-9 relates to the income statement classification of advertising and promotional costs. The company applied the consensus as of the beginning of fiscal 2002, and reclassified certain marketing expenses as reductions of revenue. The marketing expenses that were reclassified included consumer coupon redemption, off-invoice allowances, and various marketing performance funds. There was no impact to operating income or net earnings. The impact of the reclassification on other years presented was a reduction in net sales of the following amounts in respective years: $238,868 in 2001, $201,283 in 2000, and $199,842 in 1999.

** Per share figures have been restated to give effect for the two-for-one stock split which was approved by the shareholders at the Annual Meeting on January 25, 2000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
(In Thousands of Dollars, Except Per Share Amounts)

Critical Accounting Policies

Hormel Foods’ discussion and analysis of its financial condition and results of operations are based upon the company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The company evaluates, on an ongoing basis, its estimates for reasonableness as changes occur in its business environment. The company bases its estimates on experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments, estimates, and uncertainties, and potentially result in materially different results under different assumptions and conditions. Hormel Foods believes the following are its critical accounting policies:

Inventory valuation: The company values its pork inventories at USDA market prices. When the carcasses are disassembled and transferred from primal processing to various manufacturing departments, the USDA market price, as adjusted by the company for product specifications and further processing, becomes the basis for calculating inventory values. In addition, substantially all inventoriable expenses, packaging, and supplies are valued by the last-in, first-out method.

Turkey raw materials are represented by the deboned meat quantities realized at the end of the boning lines. The company values these raw materials using a concept referred to as the “meat cost pool.” The meat cost pool is determined by combining the cost to grow turkeys with processing costs, less any net sales revenue from by-products created from the processing and not used in producing company products. The company has developed a series of ratios using historical data and current market conditions (which themselves involve estimates and judgment determinations by the company) to allocate the meat cost pool to each meat component. In addition, substantially all inventoriable expenses, meat, packaging, and supplies are valued by the last-in, first-out method.

Goodwill and other intangibles: The company adopted the provisions of Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets” in July 2001. Under the guidance of SFAS No. 142, identifiable intangible assets are amortized over their useful life unless the useful life is determined to be indefinite. The useful life of an identifiable intangible asset is based on an analysis of several factors including: contractual, regulatory, or legal obligations; demand; competition; and industry trends. Goodwill and indefinite-lived intangible assets are no longer amortized but are tested at least annually for impairment.

The company tests goodwill and other indefinite-lived intangible assets for impairment on an annual basis. The goodwill impairment test is a two-step process. First, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is determined on the basis of discounted cash flow. If the carrying value exceeds fair value of the reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. Annual impairment testing for indefinite-lived intangible assets compares the fair value and carrying value of the intangible. The fair value of indefinite-lived intangible assets is determined on the basis of discounted cash flows. If the carrying value exceeds fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded for the difference. Intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of long-lived assets.

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

Accrued promotional expenses: Accrued promotional expenses are unpaid liabilities for customer promotional programs in process or completed as of the end of the fiscal year. There are two components to these liabilities: promotional contractual accruals and voluntary performance accruals. Promotional contractual accruals are based on agreements with customers for defined performance. The liability relating to these agreements is based on a review of the outstanding contracts on which performance has taken place, but for which the promotional payments relating to such contracts remain unpaid as of the end of the fiscal year. Voluntary performance accruals are funded through customer purchases and are based on historical promotional expenditure rates by product line. Significant estimates used to determine these liabilities include the level of customer performance and the historical promotional expenditure rate versus contracted rates.

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

Results of Operations

Overview

The company is a processor of branded and unbranded food products for the retail, foodservice, and fresh customer markets. The company operates in the following five segments:

Segment	Business Conducted

Grocery Products	This segment consists primarily of the processing, marketing, and sale of shelf-stable food products sold predominantly in the retail market.

Refrigerated Foods

This segment includes the Meat Products and Foodservice business units. This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork products for the retail, foodservice, and fresh customer markets. This segment also includes the company’s 50 percent interest in the Precept Foods joint venture, which offers fresh case-ready pork and beef products to its retail customers.

Jennie-O Turkey Store	This segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for the retail, foodservice, and fresh customer markets.

Specialty Foods

This segment includes the Diamond Crystal Brands (acquired in December 2002), Century Foods International (acquired in July 2003), Hormel HealthLabs, and Specialty Products operating segments. This segment consists of the packaging and sale of various sugar and sugar substitute products, salt and pepper products, dessert mixes, gelatin products, and private label canned meats to retail and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products.

All Other

This segment includes the Dan’s Prize, Inc., Vista International Packaging, Inc., and Hormel Foods International operating segments. These businesses produce, market, and sell beef products and food packaging (i.e., casings for dry sausage), and manufacture, market, and sell company products internationally. This segment also includes various miscellaneous corporate sales.

Fiscal Years 2003 and 2002

The first half of fiscal 2003 provided many of the same challenges the company faced in the prior year, of which the most significant was an oversupply of protein inventory in the marketplace. This market condition created significant pricing pressure on the company’s turkey and pork businesses, impacting the Jennie-O Turkey Store and Refrigerated Foods segments, respectively. The oversupply subsided in the second half of the year, greatly improving margins within these segments. However, as protein supplies in the second half of fiscal 2003 decreased, pork and beef raw material costs significantly increased resulting in lower than expected margins within the company’s Grocery Products’ portfolio.

The company continuously adapts to these changing livestock supply conditions. In addition, the company is constantly adapting to changes in consumer preferences, primarily through enhancement of its value-added portfolio of products. Considerable attention to these two areas provides the company the ability to compensate for difficult market conditions and achieve strong financial results even through difficult market conditions.

Consolidated Results

Net Earnings: Net earnings for the fourth quarter of fiscal 2003 were $70,365, an increase of 3.5 percent compared to earnings of $67,970 for the same period last year. Diluted earnings per share were $.50 compared to $.49 for the same period last year. The fourth quarter of fiscal 2003 includes an expense of $.01 per share relating to the company’s adoption of the fair value method of recording stock options expense contained in SFAS No. 123. The company transitioned to fair value stock option accounting using the prospective method described in SFAS No. 148. All stock options granted in fiscal year 2003 and thereafter will be expensed over the vesting period of the options, generally four years, based on the fair value at the date the options are granted. The company expects this adoption will generate stock option expense of $.02 per diluted share in fiscal 2004.

Net earnings for the year decreased 1.9 percent to $185,779 from $189,322 in fiscal 2002. Diluted earnings per share for the same period decreased to $1.33 from $1.35 in the prior year.

Sales: Net sales for the fourth quarter increased to $1,169,881 from $1,038,895 in 2002, an increase of 12.6 percent. Net sales for the twelve months in fiscal 2003 increased 7.4 percent to $4,200,328 compared to $3,910,314 last year. Net sales for the fourth quarter and twelve months of fiscal 2003 were impacted by the Diamond Crystal Brands and Century Foods International acquisitions, which occurred in December 2002 and July 2003, respectively.

Tonnage volume for the current quarter increased 3.3 percent to 906,183 from 877,469 last year. Tonnage volume for the year increased 2.6 percent to 3,400,265 from 3,313,010 in the prior year. Tonnage volume for the fourth quarter and twelve months of fiscal 2003 were impacted by the Diamond Crystal Brands and Century Foods International acquisitions.

Increased volume resulting from the acquisitions of Diamond Crystal Brands and Century Foods International more than offset the lost tonnage resulting from the discontinuance of hog processing at the company’s Rochelle, Ill., facility. The percentage increase in sales dollars exceeded tonnage gains for the quarter and year primarily as a result of easing pricing pressures in the protein market, allowing the company to raise prices during the second half of the year as industry supplies returned to more normal levels. Also contributing to this trend was the company’s continued success in growing its value-added product lines, while lessening its percentage of commodity items.

Gross Profit: Gross profits were $295,353 and $1,013,153 for the quarter and year, respectively, compared to $265,734 and $962,853 last year. As a percent of net sales, gross profit decreased to 25.2 and 24.1 percent for the current quarter and year, respectively, compared to 25.6 and 24.6 percent for the prior year periods. Overshadowing the successes in many of the company’s branded product lines were the challenges relating to the oversupply of commodity turkey meat in the marketplace. The turkey market strengthened significantly in the fourth quarter of fiscal 2003 after a very challenging first nine months; however, fourth quarter market conditions remained below those of the prior year. Higher retiree medical costs also contributed to lower gross margins.

The company believes the turkey markets will continue to move toward more normal market conditions in fiscal 2004, positively impacting the company’s gross profit. Gross profit should also be enhanced as the company continues to sell a higher percentage of value-added products; however business costs, such as retiree medical expenses, will continue to increase and may suppress much of these enhancements.

Selling and Delivery: Selling and delivery expenses for the fourth quarter and year were $144,083 and $583,964, respectively, compared to $133,352 and $558,354 last year. As a percent of net sales, selling and delivery expenses decreased to 12.3 and 13.9 percent for the quarter and year, respectively, compared to 12.8 and 14.3 percent in 2002. The increase in selling and delivery expenses over the prior year is primarily due to fiscal 2003 acquisitions. Marketing expenses increased $2,809 and decreased $4,226 for the quarter and year, respectively, compared to the prior year. The twelve-month decrease in spending reflects adjustments the company made earlier in the year as Jennie-O Turkey Store and Refrigerated Foods dealt with the difficult protein markets. Impacting the percentages of selling and delivery expense, primarily in the fourth quarter, was a significant rebound in pork prices over the prior year creating lower expenses as a percent of net sales. The company expects these expenses to increase to approximately 14.1 percent of net sales in fiscal 2004 due to planned increases in marketing expenses.

Administrative and General: Administrative and general expenses were $35,182 and $124,665 for the quarter and year, respectively, compared to $24,421 and $93,990 last year. As a percent of net sales, administrative and general expenses for the quarter and year were 3.0 percent compared to 2.4 for the quarter and year in fiscal 2002. The increased expenses primarily resulted from higher pension costs of $3,200 and $12,800, bad debt expense of $811 and $5,052 relating to the Fleming Companies’ bankruptcy, and higher amortization of intangibles of $1,576 and $3,542, for the fourth quarter and year, respectively. Administrative and general expenses also increased in the fourth quarter and year due to $1,887 of stock option expense in the fourth quarter.

Research and development expenses for the quarter and year increased to $3,460 and $13,165, respectively, from $3,021 and $12,097 in 2002. The fiscal 2003 acquisitions generated much of the increases from the prior year. Research and development is an integral part of the company’s strategy to extend existing brands and expand its offering of new branded items for the consumer market. Hormel Foods, LLC, has responsibility for a majority of the company’s intangible assets. The company expects research and development expenses will continue to increase at a moderate pace in future periods.

Previous years’ poor stock market results have lowered the historical returns on the company’s pension plan assets. As a result, the company reduced its discount rate from 7.0 to 6.5 percent and the expected rate of return from 8.6 to 7.9 percent in its fiscal 2004 pension plan expense calculation. These rate changes will increase the amount of fiscal 2004 pension expense by approximately $13,000 over fiscal 2003, which will primarily be reflected as administrative and general expenses. As a result, the company expects administrative and general expenses to increase to approximately 3.2 percent of net sales in fiscal 2004.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $2,174 and $5,886 for the quarter and year, respectively, compared to $1,967 and $7,741 last year. The twelve month decrease is due to the third quarter 2002 discontinuation of equity-method accounting for the company’s 15.2 percent owned investment in Campofrio Alimentacion, S.A. (Campofrio). The company expects equity in earnings of affiliates to increase modestly in fiscal 2004.

In conformity with accounting principles generally accepted in the United States, the company accounts for its majority-owned China and Australian operations under the consolidation method. Other international investments, such as Campofrio, Purefoods-Hormel, and Hormel Alimentos, in which the company owns a minority interest, are accounted for under the equity or cost method. These international investments, along with investments in and receivables from other affiliates, are included in the balance sheet line item “investments in and receivables from affiliates.” The composition of this line item at October 25, 2003, was as follows:

Country	Investments/Receivables

United States	$23,951
Spain	76,600
Philippines	32,110
Mexico	5,413
Costa Rica	283
Total	$138,357

Income Taxes: The company’s effective tax rate for the quarter and year was 37.0 and 35.8 percent compared to 34.9 and 35.6 percent in fiscal 2002. The higher fourth quarter rate reflects an increase in foreign taxes. The company expects the effective tax rate in fiscal 2004 to be approximately 36.5 percent.

Segment Results

The December 2002 acquisition of Diamond Crystal Brands prompted Hormel Foods management to adjust how it evaluates its businesses and, as a result, established a new segment for Specialty Foods. The Specialty Foods segment includes the newly acquired Diamond Crystal Brands and Century Foods International operating segments along with the existing operating segments of Hormel HealthLabs (formerly in the Refrigerated Foods segment) and Specialty Products (formerly in the Grocery Products segment). All prior year segment information has been restated to reflect this change.

Segmented net sales and operating profits for each of the company’s segments is set forth below. Additional segment financial information can be found in Note K of the Notes to Consolidated Financial Statements.

	Fourth Quarter Ended			Year Ended
	October 25, 2003	October 26, 2002	% Change	October 25, 2003	October 26, 2002	% Change

Net Sales
Grocery Products	$208,791	$216,928	(3.8)	$754,331	$735,802	2.5
Refrigerated Foods	539,457	498,802	8.2	2,019,753	1,982,137	1.9
Jennie-O Turkey Store	268,152	253,055	6.0	924,430	881,935	4.8
Specialty Foods	108,370	31,343	245.8	315,177	128,826	144.7
All Other	45,111	38,767	16.4	186,637	181,614	2.8
Total	$1,169,881	$1,038,895	12.6	$4,200,328	$3,910,314	7.4

Segment Profit
Grocery Products	$46,417	$62,603	(25.9)	$152,808	$150,372	1.6
Refrigerated Foods	51,888	18,318	183.3	103,167	71,245	44.8
Jennie-O Turkey Store	17,015	19,915	(14.6)	41,069	68,517	(40.1)
Specialty Foods	4,869	952	411.4	17,986	9,574	87.9
All Other	8,388	6,529	28.5	25,743	24,816	3.7
Total segment operating profit	128,577	108,317	18.7	340,773	324,524	5.0
Net interest and investment income	(6,645)	(5,560)	(19.5)	(21,079)	(24,280)	13.2
General corporate (expense) income	(10,315)	1,611	N/A	(30,363)	(6,274)	(383.9)
Earnings before income taxes	$111,617	$104,368	6.9	$289,331	$293,970	(1.6)

Grocery Products: The Grocery Products segment consists primarily of the processing, marketing, and sale of shelf-stable food products sold predominantly in the retail market.

Grocery Products fourth quarter net sales decreased 3.8 percent compared to the previous year and increased 2.5 percent for the year compared to fiscal 2002. Sales tonnage volume decreased 3.4 percent for the quarter, but finished the year up 1.1 percent compared to year ago results. Operating profit for Grocery Products decreased 25.9 percent for the quarter and increased 1.6 percent for the year compared to fiscal 2002. This segment experienced lower average raw material costs until late in the second quarter of fiscal 2003. Since that time, raw materials have increased substantially while product pricing remained relatively stable thereby pressuring product margins and causing a reduction in third and fourth quarter profits. The company anticipates higher raw material prices and relatively stable product pricing will continue for the first half of fiscal 2004, compared to those experienced in the same period of fiscal 2003.

Lower tonnage volume also impaired the operating profits of this segment. Fourth quarter tonnage volume declines compared to the prior year included Dinty Moore Classic Bakes dinner kit casseroles (down 4,766,000 lbs. or 74.5 percent) and Dinty Moore canned products (down 1,937,000 lbs. or 8.4 percent). The Dinty Moore Classic Bakes dinner kits comparison is to an initial pipeline sell-in last year as this line was introduced late in the third quarter of fiscal 2002. Hormel chili posted a strong fourth quarter volume gain of 4,097,000 lbs. (12.9 percent) over the prior year; however, significantly higher raw material costs, primarily beef, more than offset any positive impact on operating profits. The company anticipates Grocery Products tonnage volume will increase moderately in fiscal 2004.

Refrigerated Foods: The Refrigerated Foods segment includes the Meat Products and Foodservice business units. The segment consists primarily of the processing, marketing, and sale of branded and unbranded pork products for the retail, foodservice, and fresh customer markets. This segment also includes the Precept Foods operation, which offers fresh case-ready pork and beef products to its retail customers. The Precept Foods operation is a 50 percent owned joint venture between Hormel Foods Corporation and Excel Corporation, a wholly owned subsidiary of Cargill, Incorporated.

The Refrigerated Foods segment net sales were up 8.2 percent for the quarter and 1.9 percent for the twelve months compared to fiscal 2002. Segment profit increased 183.3 and 44.8 percent for the quarter and fiscal year, respectively, compared to the prior year. Sales tonnage decreased 8.0 percent for the quarter and 5.6 percent for the year compared to last year. Tonnage volume was negatively affected by the discontinuance of hog processing, effective January 3, 2003, at the company’s Rochelle, Ill., facility. The company’s hog processing for the current year declined 9.8 percent to 6,904,000 hogs from 7,651,000 hogs for the comparable period last year. The Rochelle facility is currently being converted to a 100 percent value-added product processing facility, which will help meet the increasing demand for the company’s branded products.

Refrigerated Foods segment profit substantially increased primarily due to the return of cash hog prices to more normal levels allowing the company to purchase its raw materials under its hog procurement contracts at costs consistent with those hogs available in the cash market. This market turnaround began in the company’s third quarter and continued through the end of the year, resulting in strong second half results. The company expects first quarter fiscal 2004 cash hog prices to be moderately below those the company is paying under its procurement contracts, and anticipates that cash hog prices will increase to levels that are more consistent with its procurement contracts for the remainder of the year.

Prior to the second half recovery in cash hog markets, much of the progress achieved by the company in expanding its value-added portfolio of products has been masked by the higher costs on procurement contracts. Product lines performing particularly well in the company’s Meat Products business unit, with fourth quarter volume gains over the prior year, were premium dinner hams (up 760,000 lbs. or 6.0 percent), refrigerated entrees (up 872,000 lbs. or 16.8 percent), and deli products (up 1,221,000 lbs. or 4.4 percent). Volume growth was also enhanced as the Precept Foods operation continued to expand sales of its Hormel Always Tender branded products. The Precept Foods joint venture began shipping products in the third quarter of fiscal 2003. The company anticipates continued growth from this operation in fiscal 2004 as new customers are secured.

The Foodservice business unit contributed to the improved segment profits as key product lines continued to achieve solid volume gains. Fourth quarter tonnage volume increases over the prior year comparable quarter were 196,000 lbs. (17.5 percent) for Austin Blues BBQ products, 457,000 lbs. (27.8 percent) for Always Tender boneless pork, and 533,000 lbs. (12.0 percent) for Bread Ready meats. The third quarter 2002 launch of the Café H line of products continues to progress with fourth quarter tonnage volume up 368,000 lbs. (265.4 percent) over the prior year and sequential volume up 118,000 lbs. (30.3 percent).

Jennie-O Turkey Store: The Jennie-O Turkey Store (JOTS) segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for the retail, foodservice, and fresh customer markets.

JOTS’s net sales for the quarter and year increased 6.0 and 4.8 percent, respectively, compared to fiscal 2002 periods. Segment profit decreased 14.6 percent for the quarter and 40.1 percent for the year compared to fiscal 2002. Tonnage volume increased 3.4 percent for the quarter and 4.1 percent for the year compared to prior year results. JOTS began scaling back its live turkey production in the third quarter of fiscal 2003 in order to accelerate its reduction of commodity product sales. As a result, the company expects JOTS tonnage volume will decline in the first half of fiscal 2004 as these commodity sales are eliminated.

Throughout fiscal 2003, excess commodity turkey meat in the marketplace had a significant negative impact on JOTS profits. However, during the fourth quarter of the current year, industry supplies moderated and turkey meat commodity prices began increasing to more normal price levels. The company anticipates more normal commodity prices to continue through the first half of fiscal 2004 and as a result expects its successful expansion of value-added products to become visible in the JOTS segment profits. Throughout fiscal 2003, JOTS enhanced its value-added product portfolio with strong tonnage volume growth over fiscal 2002. Notable value-added product performers with twelve month volume gains over fiscal 2002 were Jennie-O Turkey Store homestyle turkey breast (up 2,336,000 lbs. or 23.9 percent), Jennie-O Turkey Store oven roasted products (up 2,619,000 lbs. or 7.6 percent), and Jennie-O Turkey Store regular and savory seasoned frozen burgers (up 2,916,000 lbs. or 33.1 percent).

Specialty Foods: The Specialty Foods segment includes the Diamond Crystal Brands (acquired in December 2002), Century Foods International (acquired in July 2003), Hormel HealthLabs, and Specialty Products operating segments. This segment consists of the packaging and sale of various sugar and sugar substitute products, salt and pepper products, dessert mixes, gelatin products, and private label canned meats to retail and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products.

The acquisitions of the Diamond Crystal Brands and Century Foods International businesses have provided a substantial increase to all segment measures in fiscal 2003. The Specialty Foods segment net sales were up 245.8 percent for the quarter and 144.7 percent for the twelve months compared to fiscal 2002. Segment profit increased 411.4 and 87.9 percent for the quarter and fiscal year, respectively, compared to the prior year. Sales tonnage increased 185.4 and 131.6 percent for the quarter and twelve months, respectively, compared to last year. Excluding the results of the Diamond Crystal Brands and Century Foods International businesses, acquired in December 2002 and July 2003, respectively, net sales increased 26.3 and 15.6 percent for the quarter and twelve months, respectively, compared to the comparable 2002 periods.

Excluding the fiscal 2003 acquisitions, the Hormel HealthLabs operating segment accounted for most of this segment’s growth with sales tonnage volume for the quarter and twelve months increasing 19.0 and 18.1 percent, respectively, compared to the comparable fiscal 2002 periods. Volume gains were experienced across all major product categories. Thickened beverages led the way, posting fourth quarter and twelve month tonnage volume gains of 1,412,000 lbs. (21.5 percent) and 4,870,000 lbs. (19.0 percent), respectively, over the comparable 2002 periods.

The company’s integration of the Diamond Crystal Brands and Century Foods International businesses are proceeding as planned. These fiscal 2003 acquisitions are providing new growth opportunities for the company and have already been accretive to the company’s consolidated earnings.

All Other: The All Other segment includes Dan’s Prize, Inc., Vista International Packaging, Inc. (Vista), and Hormel Foods International (HFI) operating segments. These businesses produce, market, and sell beef products, food packaging (i.e., casing for dry sausage), and manufacture, market, and sell company products internationally. This segment also includes various miscellaneous corporate sales.

All Other net sales increased 16.4 percent for the quarter and 2.8 percent for the year compared to the comparable fiscal 2002 periods. Segment profit increased 28.5 and 3.7 percent for the quarter and year, respectively, compared to last year. Fourth quarter profit results are comparable but the twelve month segment profit comparison was negatively impacted by the third quarter fiscal 2002 discontinuation of equity-method accounting for the Campofrio investment. Excluding the accounting change, HFI experienced a strong year with the exports of key value-added products like Stagg chili and SPAM family of products growing 372,000 lbs. (7.8 percent) and 1,347,000 lbs. (8.1 percent), respectively.

Dan’s Prize, Inc., marketer and seller of beef products, also contributed to the increased operating profits of this segment with particularly strong results in the fourth quarter due to enhanced product margins resulting from a strengthening beef market.

Vista, the company’s food packaging subsidiary, ended the current fiscal year with operating profits slightly down compared to strong operating results in fiscal 2002.

Unallocated Income and Expenses: The company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment income for the fourth quarter and year was a net expense of $6,645 and $21,079, respectively, compared to a net expense of $5,560 and $24,280 for the comparable periods of fiscal 2002. The twelve month decrease in expense compared to fiscal 2002 was due to investment income from market gains on the company’s rabbi trust for supplemental executive retirement plans and a third quarter dividend paid to the company by Campofrio, a 15.2 percent owned investment.

General corporate expense for the fourth quarter and year was $10,315 and $30,363, respectively, compared to general corporate income of $1,611 and expense of $6,274 for the prior year quarter and twelve months, respectively. The increase in general corporate expense for the fourth quarter and year was primarily due to higher pension costs of $3,200 and $12,800, respectively, and bad debt expense of $811 and $5,052, respectively, relating to the Fleming Companies’ bankruptcy. Also contributing were fourth quarter stock option expense of $1,887 and fourth quarter last-in, first-out inventory valuation adjustments of $3,136.

Previous years’ poor stock market results have lowered the historical returns on the company’s pension plan assets. As a result, the company reduced its discount rate from 7.0 to 6.5 percent and its expected rate of return from 8.6 to 7.9 percent in its fiscal 2004 pension plan expense calculation. These rate changes will increase the amount of fiscal 2004 pension expense by approximately $13,000 over fiscal 2003, which will primarily be reflected in general corporate expenses.

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

Consolidated Results

Net Earnings: Net earnings for the fourth quarter of fiscal 2002 were $67,970, a decrease of 1.2 percent compared to earnings of $68,803 for the same period in fiscal 2001. Diluted earnings per share were $.49 and were consistent with the same period in 2001. Statement of Financial Accounting Standard No. 142 (SFAS 142), adopted by the company effective with the beginning of fiscal 2002, which eliminated the amortization of goodwill and other indefinite-lived assets, would have increased fiscal 2001 fourth quarter net earnings $4,612 or $.03 per diluted share (for more information see Note D “Goodwill and Intangible Assets”).

Net earnings for fiscal year 2002 increased 3.8 percent to $189,322 from $182,441 in fiscal 2001. Diluted earnings per share for the same period increased to $1.35 from $1.30 in 2002. If the company would have applied the guidance of SFAS No. 142 in fiscal year 2001, net earnings for that period would have increased $12,681 or $.09 per diluted share.

Sales: Net sales for the fourth quarter decreased to $1,038,895 from $1,055,228 in 2001, a decrease of 1.5 percent. Net sales for the twelve months in fiscal 2002 were essentially flat compared to fiscal 2001 with 2002 net sales of $3,910,314 compared to $3,885,244 in 2001. Fiscal year 2001 net sales reflect the reclassification of certain expenses, which were a result of the company’s adoption of guidance from EITF 01-9 in the first quarter of fiscal 2002.

Tonnage volume for the current quarter increased 1.7 percent to 877,469 from 862,556 in fiscal 2001. Tonnage volume for the year increased 1.5 percent to 3,313,010 from 3,263,184 in 2001.

The flat to lower net sales for the quarter and year compared to the increases in quarter and year tonnage volume illustrates the pricing pressure that arose in fiscal 2002.

Gross Profit: Gross profits were $265,734 and $962,853 for the quarter and year, respectively, compared to $265,319 and $895,907 in fiscal 2001. As a percent of net sales, gross profit increased 0.5 and 1.5 percent for the quarter and year, respectively. Gross profit as a percent of net sales continued to improve as the company maintained its strategy of rolling out additional branded product lines and expanded upon its existing value-added lines. The positive increase in margins also reflects the benefits of a decrease in the cash hog market over fiscal 2001. However, the benefits of the lower cash market were largely offset by the higher prices paid under the company’s hog procurement contracts.

Selling and Delivery: Selling and delivery expenses for the fourth quarter and year were $133,352 and $558,354, respectively, compared to $125,435 and $505,500 in fiscal 2001. As a percent of net sales, selling and delivery expenses were 12.8 and 14.3 percent for the quarter and year, respectively, compared to 11.9 and 13.0 percent in fiscal 2001. Increased media and advertising spending in fiscal 2002 contributed significantly to the increase in selling and delivery expense in both the quarter and year comparisons. Selling and delivery expenses also increased over fiscal 2001 due to the company’s increased tonnage volume. This had an even larger impact on selling and delivery expense as a percent of net sales because the higher sales tonnage did not translate into higher sales dollars due to the pricing pressures discussed earlier.

Administrative and General: Administrative and general expenses were $24,421 and $93,990 for the quarter and year, respectively, compared to $26,504 and $90,101 ($22,675 and $76,991 - adjusted for SFAS No. 142) in fiscal year 2001. As a percent of net sales, administrative and general expenses for the quarter and year were 2.4 percent compared to 2.5 and 2.3 percent (2.1 and 2.0 percent –adjusted for SFAS No. 142) for the quarter and year, respectively, in fiscal 2001. The higher twelve-month administrative and general expense was partially due to increased spending on information technology, including higher consulting and internal staffing costs. Higher levels of bad debt that occurred primarily in the first half of fiscal 2002 also contributed to the increased full year administrative and general expense.

Research and development expenses for the quarter and year increased to $3,021 and $12,097, respectively, from $2,931 and $11,478 in fiscal 2001. Research and development is an integral part of the company’s strategy to extend existing brands and expand its offering of new branded items for the consumer market. Hormel Foods, LLC, has responsibility for a majority of the company’s intangible assets.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $1,967 and $7,741 for the quarter and year, respectively, compared to $1,480 and $3,498 in fiscal 2001. The twelve-month increase in this earnings line was due to the improved performance of the company’s 49.0 percent owned joint venture, Carapelli USA, LLC. Also performing favorably was the company’s 40.0 percent owned Philippine joint venture, Purefoods-Hormel Company. The total equity in earnings of affiliates may decrease in future periods due to the discontinuation of equity-method accounting for the company’s 15.2 percent owned investment in Campofrio Alimentacion, S.A. (Campofrio), effective during the third quarter of fiscal 2002.

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

Income Taxes: The company’s effective tax rate for the quarter and year was 34.9 and 35.6 percent compared to 36.3 and 36.0 percent in fiscal 2001. The effective tax rate decreased compared to the prior year due to the elimination of certain permanent tax and financial differences related to intangible assets resulting from the adoption of SFAS No. 142.

Segment Results

The December 2002 acquisition of Diamond Crystal Brands prompted Hormel Foods management to adjust how it evaluates its businesses and, as a result, established a new segment for Specialty Foods. The fiscal 2002 and 2001 segment results presented below have been restated to reflect this change. As of October 26, 2002, the Specialty Foods segment consisted of the following operating segments: Hormel HealthLabs (formerly in the Refrigerated Foods segment) and Specialty Products (formerly in the Grocery Products segment).

Segmented sales and operating profits for each of the company’s segments is set forth below. Additional segment financial information can be found in Note K of the Notes to Consolidated Financial Statements.

	Fourth Quarter Ended			Year Ended
	October 26, 2002	October 27, 2001	% Change	October 26, 2002	October 27, 2001	% Change

Net Sales
Grocery Products	$216,928	$216,715	0.1	$735,802	$721,795	1.9
Refrigerated Foods	498,802	528,925	(5.7)	1,982,137	2,092,467	(5.3)
Jennie-O Turkey Store	253,055	242,682	4.3	881,935	787,307	12.0
Specialty Foods	31,343	33,684	(6.9)	128,826	98,944	30.2
All Other	38,767	33,222	16.7	181,614	184,731	(1.7)
Total	$1,038,895	$1,055,228	(1.5)	$3,910,314	$3,885,244	0.6

Segment Profit
Grocery Products	$62,603	$56,988	9.9	$150,372	$135,526	11.0
Refrigerated Foods	18,318	21,534	(14.9)	71,245	76,332	(6.7)
Jennie-O Turkey Store	19,915	28,851	(31.0)	68,517	66,033	3.8
Specialty Foods	952	3,066	(68.9)	9,574	8,298	15.4
All Other	6,529	6,171	5.8	24,816	17,816	39.3
Total segment operating profit	108,317	116,610	(7.1)	324,524	304,005	6.7
Net interest and investment income	(5,560)	(6,907)	19.5	(24,280)	(18,159)	(33.7)
General corporate income (expense)	1,611	(1,776)	N/A	(6,274)	(832)	(654.1)
Earnings before income taxes	$104,368	$107,927	(3.3)	$293,970	$285,014	3.1

Grocery Products: The Grocery Products segment consists primarily of the processing, marketing, and sale of shelf-stable food products sold predominately in the retail market.

Grocery Products fourth quarter net sales remained comparable to the same quarter of fiscal 2001(showing a 0.1 percent increase) and increased 1.9 percent for the year compared to the comparable fiscal 2001 period. Sales tonnage volume decreased 1.5 percent for the quarter but finished the year up 1.2 percent compared to fiscal 2001 results. Operating profit for Grocery Products increased 9.9 percent for the quarter and 11.0 percent for the year compared to fiscal 2001. Lower raw material costs combined with stable pricing resulted in increased profits for this segment in 2002.

The Grocery Products’ ethnic category continued to post solid volume gains of 7.5 percent over fiscal 2001 with tonnage volume of 84,075,000 in fiscal 2002. The segment’s ethnic category is represented by brands such as Chi-Chi’s and Herdez (Mexican), House of Tsang (Asian), Marrakesh Express and Peloponnese (Mediterranean), and Carapelli (Italian). The strongest performers in the ethnic category were Chi-Chi’s sauces and Carapelli olive oil, which increased 3,226,000 lbs. (10.3 percent) and 1,830,000 lbs. (17.7 percent), respectively, compared to twelve month sales volumes of fiscal 2001.

The late third quarter fiscal 2002 introduction of Dinty Moore Classic Bakes dinner kit casseroles also contributed to the increased tonnage volume over fiscal 2001. This product line extension attained a solid fourth quarter sales volume of 6,401,000 lbs.

Refrigerated Foods: The Refrigerated Foods segment includes the Meat Products and Foodservice business units. The segment consists primarily of the processing, marketing, and sale of branded and unbranded pork products for the retail, foodservice, and fresh customer markets.

The Refrigerated Foods segment net sales were down 5.7 percent for the quarter and 5.3 percent for the twelve months compared to fiscal 2001 due mainly to the pricing pressures caused by the oversupply of protein inventory in the marketplace. Segment profit decreased 14.9 and 6.7 percent for the quarter and fiscal year, respectively, compared to fiscal 2001. Sales tonnage increased 2.5 percent for the quarter and decreased 3.2 percent for the year compared to fiscal 2001 results. Slaughter levels increased 42,000 or 2.2 percent for the fourth quarter and were flat for the fiscal year compared to fiscal 2001.

The company’s success in enhancing its value-added product lines significantly reduced the impact of the oversupply of proteins in the marketplace. The company’s supplier hog contracts lowered the profits generated by this segment by about $35,000 for the fourth quarter and $81,000 for the year because prices paid for contracted hogs exceeded the spot cash market.

The Meat Products business unit continued to provide profit growth to the Refrigerated Foods segment as sales of value-added products increased and replaced commodity products. Product lines performing particularly well, with volume increases over fiscal 2001’s fourth quarter, were breakfast meats and fully cooked entrees which increased 2.2 million lbs. (10.0 percent) and 538,000 lbs. (11.5 percent), respectively.

The Foodservice business unit saw the momentum generated in the previous quarter continue through the fourth quarter as overall tonnage increased 10.5 percent over fiscal 2001’s quarter results. While a portion of this growth can be attributed to soft numbers in 2001, which were the result of weak away-from-home meal spending due to consumers’ reactions to the September 11 terrorist attacks, the business continued to expand through accelerated growth of new initiatives. Always Tender pork grew 315,000 lbs. (23.7 percent) while Old Smokehouse Applewood smoked bacon and Austin Blues BBQ increased 351,000 lbs. (60.5 percent) and 485,000 lbs. (76.0 percent) respectively. Café H showed progress with sales tonnage up 57,000 lbs. (69.3 percent) from the previous quarter.

Jennie-O Turkey Store: The Jennie-O Turkey Store (JOTS) segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for the retail, foodservice, and fresh customer markets.

JOTS’s net sales for the quarter and year increased 4.3 and 12.0 percent, respectively, compared to fiscal 2001 periods. Tonnage volume decreased 2.7 percent for the quarter and increased 8.3 percent for the year compared to fiscal 2001 results. Segment profit decreased 31.0 percent for the quarter and increased 3.8 percent for the year compared to fiscal 2001. Adjusted for SFAS No. 142 (see Note D), segment profit for the quarter and year decreased 38.3 and 8.4 percent, respectively, compared to fiscal 2001. Segment profit continues to be negatively impacted by weak commodity meat markets particularly for dark meat and whole birds. The Russian ban on poultry products contributed significantly to the reduced dark meat commodity prices that have been in existence since the second quarter of fiscal 2002.

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

Progress made in the transition to more sales of value-added turkey products can be largely attributed to product introductions within the past two years. Products (with their corresponding 2002 revenues) such as Jennie-O Turkey Store marinated tenders ($10.0 million), Cajun fried turkey ($6.4 million), and “So Easy” entrees ($3.7 million) continued to gain customer acceptance.

Specialty Foods: The Specialty Foods segment includes the Hormel HealthLabs and Specialty Products operating segments. This segment consists of the packaging and sale of gelatin products and private label canned meats to retail and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products.

The Specialty Foods segment net sales decreased 6.9 percent for the quarter and increased 30.2 percent for the twelve months compared to fiscal 2001. Segment profit decreased 68.9 percent for the quarter and increased 15.4 percent for the year compared to fiscal 2001 results. Sales tonnage increased 3.1 percent for the quarter and 39.7 percent for the year compared to fiscal 2001.

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

All Other: The All Other segment includes Dan’s Prize, Inc., Vista International Packaging, Inc. (Vista), AFECO, and Hormel Foods International (HFI) operating segments. These businesses produce, market, and sell beef products, food packaging (i.e., casing for dry sausage), and food equipment, and manufacture, market, and sell company products internationally. This segment also includes various miscellaneous corporate sales. During the fourth quarter of fiscal 2001, the company sold AFECO, its food equipment manufacturer.

All Other net sales increased 16.7 percent for the quarter and decreased 1.7 percent for the year compared to the comparable fiscal 2001 periods. Operating profit increased 5.8 and 39.3 percent for the quarter and year, respectively, compared to fiscal 2001. Adjusted for SFAS No. 142 (see Note D), segment profit remained relatively flat (down 0.6 percent) for the fourth quarter and increased 27.9 percent for the year compared to fiscal 2001. The small decrease in twelve-month net sales is primarily due to the sale of AFECO in the fourth quarter of fiscal 2001. Lower raw material costs for key HFI products, resulting in higher margins, offset the impact of the third quarter, fiscal 2002 discontinuation of equity-method accounting for the Campofrio investment, and contributed to the stronger twelve month segment profit results. Fourth quarter profit comparisons were also impacted by the gain recognized on the fiscal 2001 sale of AFECO.

Vista, the company’s food packaging subsidiary, continued its strong profit gains compared to fiscal 2001 quarter and twelve-month periods. The increased profitability is a result of improved manufacturing efficiencies and the reduction of overhead.

Dan’s Prize, Inc., marketer and seller of beef products, achieved higher fourth quarter profits primarily because it benefited from lower raw material costs and a recovery in the away-from-home meal spending compared to fiscal 2001 which was weakened due to consumers’ reactions to the September 11 terrorist attacks.

Unallocated Income and Expenses: The company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment income for the fourth quarter and year was a net expense of $5,560 and $24,280, respectively, compared to $6,907 and $18,159 for the comparable periods of fiscal 2001. The decrease in the fiscal 2002 fourth quarter expense is primarily attributable to the May 2002 retirement of the company’s $54,600 euro denominated debt. The twelve-month increase is due to higher debt levels in the first half of fiscal 2002 compared to the first half of fiscal 2001.

General corporate income for the fourth quarter was $1,611 and general corporate expense for the year was $6,274 compared to quarter and year general corporate expense of $1,776 and $832, respectively, for fiscal 2001. The fourth quarter results of fiscal 2002 improved over the fiscal 2001 quarter due to discontinuing the amortization of certain intangible assets as a result of the adoption of SFAS No. 142 (see Note D). The twelve-month increase over fiscal 2001 was due to higher levels of bad debt as well as changes in expense allocation methods. A larger portion of corporate overhead expenses, which are not directly attributable to a segment, now remain at corporate rather than being allocated to the segments.

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

Related Party Transactions

Certain employees of the company provide administrative services to The Hormel Foundation, which beneficially owns more than five percent of the company’s common stock, for which The Hormel Foundation reimburses the company for its fully allocated cost for the employee time expended.

Liquidity and Capital Resources

Selected financial ratios at the end of fiscal years 2003 and 2002 are as follows:

	2003	2002

Liquidity Ratios
Current ratio	1.9	2.3
Receivables turnover	14.8	13.4
Days sales in receivables	25.3	25.6
Inventory turnover	8.4	8.3
Days sales in inventory	46.1	43.9
Leverage Ratio
Long-term debt to equity (including current maturities)	32.7%	38.0%
Operating Ratios
Pretax profit to net worth	24.4%	27.8%
Pretax profit to total assets	12.5%	13.4%

Cash and cash equivalents were $97,976 at the end of fiscal year 2003 compared to $309,563 at the end of fiscal year 2002. The company’s primary uses of cash for fiscal 2003 occurred in December 2002 and July 2003 when the company acquired the Diamond Crystal Brands and Century Foods International businesses, respectively.

During fiscal 2003, cash provided by operating activities was $253,250 as compared to $326,861 last year. The primary reason for this decrease was due to increases in the working capital items of inventory and accounts receivable. Accounts receivable increased due to strong year-end sales, and inventory values increased because of higher input costs, primarily hogs, over the prior year.

Cash flow from operating activities provides the company with its principal source of liquidity. The company does not anticipate a significant risk to cash flow from this source in the foreseeable future because the company operates in a relatively stable industry and has strong products across several product lines.

Cash used in investing activities increased to $394,280 from $60,612 in fiscal year 2002. The increase in cash used for investing activities primarily reflects the December 2002 acquisition of the Diamond Crystal Brands business (with a purchase price of $124,511, including related costs) and the July 2003 acquisition of the Century Foods International business (with a purchase price of $116,459, including related costs). The increase in cash used for investing activities is also due to the first quarter 2003 funding of $56,000 to a rabbi trust for supplemental executive retirement plans and deferred income plans and the third quarter fiscal 2003 contribution of $51,062 to its qualified defined benefit plans.

The rabbi trust funds are invested in a variety of equity, debt, and cash securities with the gains or losses reflected in interest and investment income on the company’s consolidated statement of operations. The company does not expect to further fund the rabbi trust in fiscal 2004. The contribution to the benefit plans represents the maximum allowable contribution the company is able to make at this time and the company expects no additional contributions will occur in fiscal 2004.

Fiscal 2003 fixed asset expenditures of $67,104 remained comparable with the prior year. The company estimates its fiscal 2004 expenditures will increase to $80,000. These increased expenditures remain comparable to estimated depreciation expense for fiscal 2003.

Cash used in financing activities was $70,557 in fiscal 2003 compared to $142,962 in fiscal 2002. The higher use of cash in the prior year was primarily due to the third quarter fiscal 2002 retirement of its euro denominated debt of $54,600.

Cash dividends paid to the company’s shareholders continues to be a significant financing activity for the company. Dividends paid in fiscal 2003 were $57,092 compared to $53,437 paid in the previous fiscal year. The company has paid dividends for 301 consecutive quarters and expects to continue doing so in the future.

During the year, the company repurchased 279,000 shares of its common stock at an average price per share of $21.93 under repurchase plans approved by the company’s Board of Directors in September 1998 and October 2002. These repurchases allowed the company to complete its 10 million share repurchase plan authorized in 1998 and resulted in 222,228 shares being repurchased under the 10 million share repurchase plan approved in 2002.

The company is required, by certain covenants in its debt agreements, to maintain specified levels of financial ratios and balance sheet position. At the end of fiscal 2003, the company was in compliance with all of these debt covenant agreements.

Contractual Obligations and Commercial Commitments

The following table outlines the company’s future contractual financial obligations as of October 25, 2003. (For additional information on these obligations see Note E “Long-term Debt and Other Borrowing Arrangements” and Note H “Commitments and Contingencies.”)

	Payments Due by Periods
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Hog and turkey
commitments	$2,298,628	$684,527	$913,178	$517,925	$182,998
Long-term debt	409,568	14,295	44,849	419	350,005
Leases	28,556	9,623	12,570	5,868	495
Total contractual cash obligations	$2,736,752	$708,445	$970,597	$524,212	$533,498

In addition to the commitments set forth in the above table, at October 25, 2003, the company had $38,132 in standby letters of credit issued on behalf of the company. The standby letters of credit are primarily related to the company’s self-insured workers’ compensation programs.

The company believes its financial resources, including a three-year revolving credit facility for $150 million and anticipated funds from operations will be adequate to meet all current commitments. At the end of fiscal 2003, the company had short-term commitments to expend approximately $43,900 (not included in the above table) to complete construction in progress at various Hormel Foods and Jennie-O Turkey Store locations.

Forward-Looking Statements

This report may contain “forward-looking” information within the meaning of the federal securities laws. The “forward-looking” information may include statements concerning the company’s outlook for the future as well as other statements of beliefs, future plans, strategies, or anticipated events and similar expressions concerning matters that are not historical facts. “Forward-looking” statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. Among the factors that may affect the operating results of the company are the following: (i) fluctuations in the cost and availability of raw materials, such as commodity pork, poultry, and feed grain costs; (ii) changes in the availability and relative costs of labor; (iii) market conditions for finished products, including the supply and pricing of alternative proteins; (iv) effectiveness of advertising and marketing programs; (v) changes in consumer purchasing behavior; (vi) the ability of the company to successfully integrate newly acquired businesses into existing operations; (vii) risks associated with leverage, including cost increases due to rising interest rates; (viii) changes in domestic or foreign regulations and laws, including changes in accounting standards, environmental laws, occupational, health, and safety laws; (ix) issues related to food safety, including costs resulting from product recalls, regulatory compliance, and any related claims or litigation; (x) adverse results from ongoing litigation; (xi) access to foreign markets together with foreign economic conditions, including currency fluctuations; and (xii) the effect of, or changes in, general economic conditions. Please refer to Exhibit 99.1 attached to the company’s Annual Report on Form 10-K for fiscal year ending October 25, 2003, for further information on the company’s position regarding “forward-looking” information.

Quantitative and Qualitative Disclosure about Market Risks

Hog Markets: The company’s earnings are affected by fluctuations in the live hog market. To minimize the impact on earnings, the company has entered into contracts with producers for the purchase of hogs at formula-based prices over periods of up to 15 years. Contract formulas are based on hog production costs, hog futures, or hog primal values. Purchased hogs under contract account for 79 percent and 75 percent of the total hogs purchased by the company in fiscal years 2003 and 2002, respectively. A hypothetical 10 percent change in the cash market would have impacted approximately 21 percent and 25 percent of the hogs purchased in fiscal 2003 and 2002, respectively, and would have had an immaterial effect on the company’s results. The contracts reduce volatility in hog prices and ensure a steady supply of quality hogs.

Certain procurement contracts allow for future hog deliveries (firm commitments) to be forward priced. The company generally hedges these firm commitments by purchasing hog futures contracts. These futures contracts are designated and accounted for as fair value hedges. The change in the market value of such futures contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Changes in the fair value of the futures contracts, along with the gain or loss on the firm commitment, are recorded on the statement of financial position as a current asset and liability, respectively. The fair value of the company’s open futures contracts as of October 25, 2003, was $504.

The company measures its market risk exposure on its October 25, 2003, hog futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in market prices. A 10 percent increase or decrease in market prices would have an immaterial impact on the fair value of the company’s open hog contracts.

Turkey Markets: The company raises or contracts on a yearly basis for live turkeys. Production costs in raising turkeys are primarily subject to fluctuations in feed grain prices and to a lesser extent fuel costs.

Long-Term Debt: A principal market risk affecting the company is the exposure to changes in interest rates on the company’s fixed-rate, long-term debt. Market risk for fixed-rate, long-term debt is estimated as the potential increase in fair value, resulting from a hypothetical 10 percent decrease in interest rates, and amounts to approximately $12,390. The fair values of the company’s long-term debt were estimated using discounted future cash flows based on the company’s incremental borrowing rates for similar types of borrowing arrangements.

International: The fair values of certain company assets are subject to fluctuations in foreign currencies. The company’s net asset position in foreign currencies as of October 25, 2003, was $148,600 with most of the exposure existing in euros, Philippine pesos, and Chinese yuan. Changes in currency exchange rates impact the fair values of company assets either currently through the consolidated statement of operations, as currency gains/losses, or by affecting other comprehensive income/loss.

The company measures its foreign currency exchange risk by using a 10 percent sensitivity analysis on the company’s primary foreign net asset position, the euro, as of October 25, 2003. A 10 percent strengthening in value of the euro relative to the U.S. dollar would result in an immaterial currency gain and other comprehensive income of $8,640 (pretax). A hypothetical 10 percent weakening in value of the euro relative to the U.S. dollar would result in an immaterial currency loss and other comprehensive loss of $8,640 (pretax).

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

Hormel Foods Corporation has developed a system of internal controls designed to assure that the records reflect the transactions of the company and that the established policies and procedures are adhered to. This system is augmented by well-communicated written policies and procedures, a strong program of internal audit, and well-qualified personnel.

These financial statements have been audited by Ernst & Young LLP, independent auditors, and their report appears on page 43. Their audit is conducted in accordance with generally accepted auditing standards and includes a review of the company’s accounting and financial controls and tests of transactions.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent auditors, management, and the internal auditors to assure that each is carrying out its responsibilities. Both Ernst & Young LLP and our internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the results of their audit work and their opinions on the adequacy of internal controls and the quality of financial reporting.

/s/ Joel W. Johnson	/s/ Michael J. McCoy
Joel W. Johnson	Michael J. McCoy
Chairman of the Board President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Consolidated Statements of Financial Position

(In Thousands)	October 25, 2003	October 26, 2002

Assets
Current Assets
Cash and cash equivalents	$97,976	$309,563
Accounts receivable	291,481	275,460
Inventories	403,213	355,638
Deferred income taxes	14,732	7,431
Prepaid expenses and other current assets	16,572	14,078
Total Current Assets	823,974	962,170
Deferred Income Taxes	0	6,583
Goodwill	414,258	310,072
Other Intangibles	95,728	56,224
Investments in and Receivables from Affiliates	138,357	127,222
Other Assets	219,462	105,247
Property, Plant and Equipment
Land	26,157	21,709
Buildings	436,660	382,573
Equipment	902,652	852,403
Construction in progress	46,057	46,466
	1,411,526	1,303,151
Less allowance for depreciation	(710,184)	(650,473)
	701,342	652,678
Total Assets	$2,393,121	$2,220,196

Liabilities and Shareholders’ Investment
Current Liabilities
Accounts payable	$195,826	$174,070
Accrued expenses	33,996	34,496
Accrued marketing expenses	62,799	51,739
Employee compensation	84,658	87,897
Taxes, other than federal income taxes	21,647	19,819
Dividends payable	14,594	13,569
Federal income taxes	14,175	14,701
Current maturities of long-term debt	14,295	13,820
Total Current Liabilities	441,990	410,111
Long-term Debt – less current maturities	395,273	409,648
Accumulated Postretirement Benefit Obligation	255,914	253,078
Other Long-term Liabilities	36,247	32,104
Deferred Income Taxes	10,962	0
Shareholders’ Investment
Preferred stock, par value $.01 a share – authorized 80,000,000 shares; issued – none
Common stock, nonvoting, par value $.01 a share – authorized 200,000,000 shares; issued – none
Common stock, par value $.0586 a share – authorized 400,000,000 shares;
issued 138,596,084 shares October 25, 2003
issued 138,411,338 shares October 26, 2002	8,122	8,111
Additional paid-in capital	4,073	0
Accumulated other comprehensive loss	(25,144)	(32,959)
Retained earnings	1,265,684	1,140,103
Total Shareholders’ Investment	1,252,735	1,115,255
Total Liabilities and Shareholders’ Investment	$2,393,121	$2,220,196

See notes to consolidated financial statements.

Consolidated Statements of Operations

	Fiscal Year Ended
(In Thousands, Except Per Share Amounts)	October 25, 2003	October 26, 2002	October 27, 2001

Net sales	$4,200,328	$3,910,314	$3,885,244
Cost of products sold	3,187,175	2,947,461	2,989,337
Gross Profit	1,013,153	962,853	895,907
Expenses:
Selling and delivery	583,964	558,354	505,500
Administrative and general	124,665	93,990	90,101
Total Expenses	708,629	652,344	595,601
Equity in earnings of affiliates	5,886	7,741	3,498
Operating Income	310,410	318,250	303,804
Other income and expense:
Interest and investment income	10,785	7,145	9,163
Interest expense	(31,864)	(31,425)	(27,953)
Earnings Before Income Taxes	289,331	293,970	285,014
Provision for income taxes	103,552	104,648	102,573
Net Earnings	$185,779	$189,322	$182,441

Net Earnings Per Share:
Basic	$1.34	$1.36	$1.32
Diluted	$1.33	$1.35	$1.30

Weighted Average Shares Outstanding:
Basic	138,440	138,706	138,710
Diluted	139,710	140,292	140,125

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Investment

(In Thousands,	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Investment
Except Per Share Amounts)	Shares	Amount	Shares	Amount

Balance at October 28, 2000	138,569	$8,120	0	$0	$0	$886,674	$(20,917)	$873,877
Comprehensive income
Net earnings						182,441		182,441
Foreign currency translation							(4,695)	(4,695)
Adjustment in minimum pension liability							(249)	(249)
Comprehensive income								177,497
Purchases of common stock			(416)	(9,213)				(9,213)
Exercise of stock options	368	22	142	2,738	3,143	(848)		5,055
Shares retired	(274)	(16)	274	6,475		(6,459)		0
Cash dividends – $.37 per share						(51,335)		(51,335)
Balance at October 27, 2001	138,663	$8,126	0	$0	$3,143	$1,010,473	$(25,861)	$995,881

Comprehensive income
Net earnings						189,322		189,322
Foreign currency translation							3,822	3,822
Unrealized loss on available–for-sale securities							(10,609)	(10,609)
Deferred hedging							(2,583)	(2,583)
Adjustment in minimum pension liability							2,272	2,272
Comprehensive income								182,224
Purchases of common stock			(484)	(10,762)				(10,762)
Exercise of stock options	176	10	56	1,251	736	11		2,008
Shares retired	(428)	(25)	428	9,511	(3,879)	(5,607)		0
Cash dividends – $.39 per share						(54,096)		(54,096)
Balance at October 26, 2002	138,411	$8,111	0	$0	$0	$1,140,103	$(32,959)	$1,115,255

Comprehensive income
Net earnings						185,779		185,779
Foreign currency translation							(913)	(913)
Unrealized gain on available- for-sale securities							15,536	15,536
Deferred hedging, net of reclassification adjustment							205	205
Adjustment in minimum pension liability							(7,013)	(7,013)
Comprehensive income								193,594
Purchases of common stock			(279)	(6,119)				(6,119)
Stock option expense					1,887			1,887
Exercise of stock options	185	11	279	6,110	2,195	(2,080)		6,236
Shares retired				9	(9)			0
Cash dividends – $.42 per share						(58,118)		(58,118)
Balance at October 25, 2003	138,596	$8,122	0	$0	$4,073	$1,265,684	$(25,144)	$1,252,735

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
(In Thousands)	October 25, 2003	October 26, 2002	October 27, 2001

Operating Activities
Net earnings	$185,779	$189,322	$182,441
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	83,374	82,240	74,546
Amortization of intangibles	4,646	998	15,647
Equity in earnings of affiliates	(5,000)	(6,799)	(2,866)
Provision for deferred income taxes	(4,592)	3,052	(1,763)
Loss (gain) on property/equipment sales	2,519	619	(901)
Changes in operating assets and liabilities net of acquisitions:
(Increase) decrease in accounts receivable	(10,636)	32,655	19,234
(Increase) decrease in inventories, prepaid expenses, and other current assets	(24,303)	9,250	(21,994)
Increase in accounts payable and accrued expenses	17,697	15,524	56,096
Other	3,766	0	0
Net cash provided by operating activities	253,250	326,861	320,440

Investing Activities
Sale of held-to-maturity securities	0	20,000	6,239
Purchase of held-to-maturity securities	0	(20,000)	(275)
Acquisitions of businesses	(240,970)	(476)	(440,036)
Purchases of property/equipment	(67,104)	(64,465)	(77,129)
Proceeds from sales of property/equipment	5,085	9,800	6,007
(Increase) in investments, equity in affiliates and other assets	(91,291)	(7,575)	(5,102)
Dividends from affiliates	0	2,104	3,349
Net cash used in investing activities	(394,280)	(60,612)	(506,947)

Financing Activities
Proceeds from short-term debt	60,000	0	0
Principal payments on short-term debt	(60,000)	0	0
Proceeds from long-term debt	42	3,263	367,494
Principal payments on long-term debt	(13,942)	(84,504)	(40,579)
Dividends paid on common stock	(57,092)	(53,437)	(50,623)
Share repurchase	(6,119)	(10,762)	(9,213)
Other	6,554	2,478	5,058
Net cash (used in) provided by financing activities	(70,557)	(142,962)	272,137
(Decrease) increase in cash and cash equivalents	(211,587)	123,287	85,630
Cash and cash equivalents at beginning of year	309,563	186,276	100,646
Cash and cash equivalents at end of year	$97,976	$309,563	$186,276

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements October 25, 2003

Note A

Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Hormel Foods Corporation and all of its majority-owned subsidiaries after elimination of all material inter-company accounts, transactions, and profits.

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

Fiscal Year: The company’s fiscal year ends on the last Saturday in October. Fiscal years 2003, 2002, and 2001 consisted of 52 weeks.

Cash and Cash Equivalents and Short-term Marketable Securities: The company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The company classifies investments with an original maturity of more than three months on their acquisition date as short-term marketable securities.

Inventories: Inventories are stated at the lower of cost or market. Livestock and the materials portion of products are valued on the first-in, first-out method with the exception of the materials portion of turkey products that are valued on the last-in, first-out method. Substantially all inventoriable expenses, packages, and supplies are valued by the last-in, first-out method.

Property, Plant, and Equipment: Property, plant, and equipment are stated at cost. The company generally uses the straight-line method in computing depreciation. The annual provisions for depreciation have been computed principally using the following ranges of asset lives: buildings 20 to 40 years, machinery and equipment 5 to 10 years.

Software development and implementation costs are expensed until the company has determined that the software will result in probable future economic benefits, and management has committed to funding the project. Thereafter, all direct, external implementation costs, and purchased software costs are capitalized and amortized using the straight-line method over the remaining estimated useful lives, not exceeding five years.

Goodwill and Intangibles: Goodwill and other intangibles are originally recorded at their estimated fair values at date of acquisition. Goodwill and indefinite-lived intangibles are no longer amortized, but are tested annually for impairment, or more frequently if impairment indicators arise, as described in the company’s “Critical Accounting Policies.” Prior to fiscal 2002, goodwill and intangibles were amortized over their estimated useful lives, not to exceed a period of forty years. Definite-lived intangibles are amortized over their estimated useful lives and are evaluated for impairment annually, or more frequently if impairment indicators are present, using a process similar to that used to test other long-lived assets for impairment.

Impairment of Long-lived Assets: The company reviews long-lived assets and definite-lived intangibles for impairment annually or more frequently when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value.

In the first quarter of fiscal 2003, the company’s Jennie-O Turkey Store subsidiary announced it would close its Heartland Foods processing plant in Marshall, Minn., effective February 28, 2003. The company has classified the Marshall facility as an “asset to be disposed of by sale” in accordance with Statement of Financial Accounting Standard (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In fiscal 2003, the company recognized a pretax loss of $2.5 million in cost of products sold to write the asset down to fair value. This asset is no longer depreciated and is included in other assets on the consolidated balance sheet with a carrying value of $1.8 million.

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

When calculating foreign currency translation, the company deemed its foreign investments to be permanent in nature and has not provided for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars.

Accumulated Other Comprehensive Loss: The components of accumulated other comprehensive loss are as follows:

(In Thousands)	Foreign Currency Translation	Minimum Pension Liability	Unrealized Gain (Loss) on Available- for-Sale Securities	Deferred Loss – Hedging	Accumulated Other Comprehensive Loss

Balance at October 28, 2000 (net of tax)	$(12,213)	$(8,704)			$(20,917)
Unrealized losses	(4,695)	(407)			(5,102)
Tax effect		158			158
Net of tax amount	(4,695)	(249)			(4,944)
Balance at October 27, 2001	(16,908)	(8,953)			(25,861)
Unrealized gains (losses)	3,822	3,610	$(10,609)	$(2,583)	(5,760)
Tax effect	(1,338)				(1,338)
Net of tax amount	3,822	2,272	(10,609)	(2,583)	(7,098)
Balance at October 26, 2002	(13,086)	(6,681)	(10,609)	(2,583)	(32,959)
Unrealized gains (losses)	(913)	(11,142)	19,036	(4,954)	2,027
Reclassification into net earnings				3,759	3,759
Tax effect		4,129	(3,500)	1,400	2,029
Net of tax amount	(913)	(7,013)	15,536	205	7,815
Balance at October 25, 2003	$(13,999)	$(13,694)	$4,927	$(2,378)	$(25,144)

Derivatives and Hedging Activity: The company uses commodity futures to manage its exposure to price fluctuations in the commodity market. The commodity futures contracts are recorded at fair value on the balance sheet within prepaid expenses and other current assets. Additional information on hedging activities is presented in Note J.

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

The company regularly monitors and evaluates the fair value of its equity investments. If events and circumstances indicate that a decline in the fair value of these assets has occurred and is other than temporary, the company will record a charge to “equity in earnings of affiliates.” The company’s equity investments do not have a readily determinable fair value as none of them are publicly traded. The fair values of the company’s private equity investments are determined by discounting the estimated future cash flows of each entity. These cash flow estimates include assumptions on growth rates and future currency exchange rates. The company did not record an impairment charge on any of its equity investments in fiscal years 2003, 2002, or 2001.

At the end of the third quarter of fiscal 2002, the company began accounting for its investment in Campofrio Alimentacion, S.A. (Campofrio), a publicly traded company in Spain, using the cost method. Hormel Foods changed its accounting from the equity method and now classifies its holding in Campofrio as “available-for-sale” because its ownership level was reduced below 20 percent due to the company’s election to not participate in a Campofrio equity offering. This investment is recorded at a market value of $86.4 million with unrealized gains of $4.9 million, net of tax, reflected in accumulated other comprehensive loss as of October 25, 2003. The only material equity method investment is a 40 percent ownership interest in a Philippine joint venture, Purefoods-Hormel Company, which has an October 25, 2003, book value of $32.1 million.

Revenue Recognition: The company recognizes sales upon delivery of its products to customers net of applicable provisions for discounts, returns, and allowances. Products are delivered upon receipt of customer purchase orders with acceptable terms, including price and collectibility that is reasonably assured.

The company offers various sales incentives to customers and consumers. Incentives that are offered off-invoice include prompt pay allowances, spoilage allowances, and temporary price reductions. These incentives are recognized as reduction of revenue at the time title passes. Coupons are used as an incentive for consumers to purchase various products. The coupons reduce revenues at the time they are offered. Promotional contracts and voluntary promotions are performed by customers to promote the company’s products to the consumers. These incentives reduce revenues at the time of performance through direct payments and accrued promotional funds. Accrued promotional funds are unpaid liabilities for promotional contracts and voluntary promotions in process or completed at the end of a quarter or fiscal year. Promotional contract accruals are based on a review of the unpaid outstanding contracts on which performance has taken place. Voluntary performance accruals are based on the historical spend rates by product lines. Estimates used to determine the revenue reduction include the level of customer performance and the historical spend rate versus contracted rates.

Effective the beginning of fiscal 2002, the company applied the consensus reached by the Emerging Issues Task Force of the Financial Accounting Standards Board (FASB) in EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” Under this consensus, consideration generally is classified as a reduction of revenue.

Advertising Expenses: Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with coupons, samples, and market research. Advertising costs for fiscal years 2003, 2002, and 2001 were $83.5 million, $89.4 million, and $68.5 million, respectively.

Shipping and Handling Costs: Shipping and handling costs are recorded as selling and delivery expenses. Shipping and handling costs for fiscal years 2003, 2002, and 2001 were $284.2 million, $267.1 million, and $234.3 million, respectively.

Research and Development Expenses: Research and development costs are expensed as incurred and are included in administrative and general expenses. Research and development expenses incurred for fiscal years 2003, 2002, and 2001 were $13.2 million, $12.1 million, and $11.5 million, respectively.

Income Taxes: The company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

Employee Stock Options: In the fourth quarter of fiscal 2003, the company adopted the fair value method of accounting for employee stock options in accordance with SFAS No.123, “Accounting for Stock-Based Compensation” and SFAS No.148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” The company has elected to use the prospective method to recognize stock-based compensation expense and recognized $1.2 million, net of tax, for stock options expense in fiscal 2003. Accordingly, the company will continue to use the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for employee stock options granted prior to fiscal year 2003. Under the intrinsic value method, no compensation expense was recognized in years prior to fiscal 2003 because options were granted at current market prices.

Because employee stock options generally vest over four years and the company has elected to use the prospective method in transitioning to fair value accounting, reported stock options expense will increase in each of the next three years. Additional information on employee stock options is presented in Note I.

Pro forma amounts if the company had used the fair value method in accounting for all employee stock options are as follows:

	Year Ended
(In Thousands)	October 25, 2003	October 26, 2002	October 27, 2001

Net earnings, as reported	$185,779	$189,322	$182,441
Add: Stock-based compensation expense included in reported net earnings, net of related tax effects	1,188	—	—
Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(4,437)	(3,564)	(2,961)
Pro forma net earnings	$182,530	$185,758	$179,480

Earnings per share:
Basic – as reported	$1.34	$1.36	$1.32
Basic – pro forma	$1.32	$1.34	$1.29
Diluted – as reported	$1.33	$1.35	$1.30
Diluted – pro forma	$1.31	$1.32	$1.28

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

(In Thousands)	2003	2002	2001

Basic weighted-average shares outstanding	138,440	138,706	138,710
Dilutive potential common shares	1,270	1,586	1,415
Diluted weighted-average shares outstanding	139,710	140,292	140,125

Accounting Changes and Recent Accounting Pronouncements:

In the first quarter of fiscal 2003, the company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No.143 addresses accounting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, or normal operations of long-lived assets, except for certain obligations of lessees. Adoption of the statement did not have a material impact on the company’s financial statements.

In the first quarter of fiscal 2003, the company adopted SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which replaces SFAS No.121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of.” Though SFAS No.144 retains the basic guidance of SFAS No.121 regarding when and how to measure an impairment loss, it provides additional implementation guidelines. Adoption of the statement did not affect the calculation of the impairment loss recognized in fiscal 2003 on the Heartland Foods processing plant referenced above and, therefore, did not have a material impact on the company’s financial statements.

In the first quarter of fiscal 2003, the company adopted SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities.” The pronouncement rescinds the guidance of EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and be measured at fair value. Adoption of the statement did not have a material impact on the company’s financial statements.

In the fourth quarter of fiscal 2003, the company adopted the fair value method of accounting for employee stock options as outlined in SFAS No. 123, “Accounting for Stock-Based Compensation.” The company has elected to use the prospective method as allowed in SFAS No. 148, “Accounting for Stock-Based Compensation –Transition and Disclosure.” The disclosure provisions of SFAS No. 148 were adopted in the second quarter of fiscal 2003. Additional information on employee stock options is presented under the heading “Employee Stock Options” above and in Note I.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” The Interpretation requires variable interest entities to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns or both. The initial adoption of Interpretation No. 46 for arrangements entered into or modified after January 31, 2003, did not have any impact on the company’s financial statements. The company is currently analyzing the impact of arrangements entered into prior to February 1, 2003, for which the Interpretation will be effective in the first quarter of fiscal 2004, and does not anticipate that the impact of these arrangements will have a material effect on the company’s financial statements.

Note B

Acquisitions

On July 31, 2003, the company purchased the assets of Century Foods International (CFI) for $116.5 million in cash, including related costs. CFI, located in Sparta, Wis., manufactures nutritional products, dairy proteins and blends, and cheese products.

On December 30, 2002, the company purchased 100 percent of the outstanding stock of the Imperial Sugar Company subsidiaries operating the Diamond Crystal Brands (DCB) business for $124.5 million in cash, including related costs. DCB packages and sells various sugar, sugar substitute, salt and pepper products, savory products, drink mixes, and dessert mixes to retail and foodservice customers.

On April 27, 2001, the company purchased the assets of Diamond Crystal Brands Nutritional Products (Diamond Crystal) for $66.2 million in cash, including related costs. Diamond Crystal, formerly headquartered in Savannah, Ga., produces a variety of nutritional food products sold to hospitals, nursing homes, and other marketers of nutritional products.

On February 24, 2001, the company purchased all of the issued and outstanding capital stock of Jerome Foods, Inc. (d/b/a The Turkey Store Company) through the merger of a wholly owned, special-purchase subsidiary of Hormel Foods with and into Jerome Foods. The Turkey Store Company was a turkey processing business headquartered in Barron, Wis.

All acquisitions above have been recorded using the purchase method of accounting. The final allocation of The Turkey Store purchase price, including reclassifications for the adoption of SFAS No.142, “Goodwill & Other Intangible Assets,” is as follows:

(In Thousands)	Turkey Store

Current assets	$90,347
Goodwill	179,272
Other intangibles	44,400
Other assets	694
Property, plant and equipment	140,903
Current liabilities	(32,540)
Long-term deferred tax liabilities	(54,187)
Purchase price including related costs	$368,889

The operating results of each acquisition are included in the company’s Consolidated Statement of Operations from the dates of acquisition. No acquisitions, other than The Turkey Store, were material individually or in aggregate in 2003, 2002, or 2001.

Note C

Inventories

Principal components of inventories are:

(In Thousands)	October 25, 2003	October 26, 2002

Finished products	$229,530	$212,868
Raw materials and work-in-process	130,841	106,231
Materials and supplies	76,563	69,257
LIFO reserve	(33,721)	(32,718)
Total	$403,213	$355,638

Inventoriable expenses, packages, supplies, and turkey products amounting to approximately $91.1 million at October 25, 2003, and $97.7 million at October 26, 2002, are stated at cost determined by the last-in, first-out method and are $33.7 million and $32.7 million lower in the respective years than such inventories determined under the first-in, first-out method.

Note D

Goodwill and Intangible Assets

In July 2001, the FASB issued SFAS No.141, “Business Combinations,” and SFAS No.142, “Goodwill and Other Intangible Assets.” These statements change the accounting for business combinations, goodwill, and intangible assets. SFAS No.141 eliminates the pooling-of-interests method of accounting for business combinations and further clarifies the criteria for recognizing intangible assets separate from goodwill. SFAS No.142 provides that goodwill and other indefinite-lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are deemed to have a definite life will continue to be amortized over their useful lives.

The company elected to early adopt the provisions of SFAS No.141 and SFAS No.142 and discontinued the amortization of goodwill and indefinite-lived intangible assets effective with the end of fiscal year 2001. Had the provisions of SFAS No.142 been in effect during the fiscal year ended October 27, 2001, net earnings would have increased by $12.7 million or $.09 per diluted share.

The gross carrying amount and accumulated amortization for definite-lived intangible assets are as follows:

	October 25, 2003			October 26, 2002
(In Thousands)	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life (in years)

Non-compete covenants	$12,740	$(1,918)	5.0	$18,156	$(17,456)	5.0
Proprietary software & technology	8,970	(306)	11.6	0	(0)
Formulas	8,880	(2,096)	6.9	4,330	(901)	6.6
Customer lists	5,420	(189)	8.6	0	(0)
Distribution network	3,100	(256)	10.0	0	(0)
Other intangibles	4,820	(1,386)	5.1	1,550	(514)	8.6
Total	$43,930	$(6,151)	7.6	$24,036	$(18,871)	5.5

Amortization expense for the fiscal years ended October 25, 2003, and October 26, 2002, was:

	Fiscal Year Ended
(In Thousands)	October 25, 2003	October 26, 2002

Amortization expense	$4,646	$998

Estimated annual amortization expense (in thousands) for the five fiscal years after October 25, 2003, is as follows:

2004	$7,046
2005	6,600
2006	6,003
2007	5,612
2008	3,442

The carrying amounts for indefinite-lived intangible assets are as follows:

(In Thousands)	October 25, 2003	October 26, 2002

Brand/tradename/trademarks	$57,765	$50,875
Other intangibles	184	184
Total	$57,949	$51,059

The changes in the carrying amount of goodwill for the fiscal years ended October 25, 2003, and October 26, 2002, are presented in the table below. The amounts presented for goodwill acquired in fiscal year 2003 reflect the acquisitions of Diamond Crystal Brands and Century Foods International. The company expects to finalize its purchase accounting for these acquisitions in fiscal year 2004. The amounts presented for reclassifications/purchase adjustments primarily reflect the reclassification of certain intangible assets into goodwill that did not meet the criteria for separate recognition under SFAS No.142.

(In Thousands)	Grocery Products	Refrigerated Foods	JOTS	Specialty Foods	Other	Total

Balance as of October 27, 2001	$41,417	$5,279	$185,898	$44,517	$2,114	$279,225
Goodwill acquired (sold)	(906)	0	239	0	237	(430)
Reclassifications/Purchase Adjustments	40	(42)	17,077	14,201	1	31,277
Balance as of October 26, 2002	40,551	5,237	203,214	58,718	2,352	310,072
Goodwill acquired	0	0	0	104,186	0	104,186
Reclassifications	13	(13)	0	0	0	0
Balance as of October 25, 2003	$40,564	$5,224	$203,214	$162,904	$2,352	$414,258

During the fourth quarter of fiscal 2003, the company completed the required annual impairment tests of indefinite-lived intangible assets and goodwill with no impairment indicated.

Note E

Long-term Debt and Other Borrowing Arrangements

Long-term debt consists of:

(In Thousands)	October 25, 2003	October 26, 2002

Senior unsecured notes, with interest at 6.625%, interest due semi-annually through 2011	$350,000	$350,000
Medium-term unsecured notes, with interest at 7.35%, principal and interest due annually through 2006	32,143	42,857
Variable rate – revolving credit agreement, due 2005	18,000	18,000
Industrial revenue bonds with variable interest rates, due 2005	4,700	4,700
Medium-term secured notes with variable rates, principal and interest due semi-annually through 2004, secured by various equipment	3,239	5,956
Other	1,486	1,955
	409,568	423,468
Less current maturities	14,295	13,820
Total	$395,273	$409,648

At October 25, 2003, current interest rates on outstanding variable rate debt ranged from 1.10% to 3.67%.

The company has various lines of credit, which have a maximum available commitment of $168.0 million. As of October 25, 2003, the company has unused lines of credit of $150.0 million which bear interest at variable rates below prime. A fixed fee is paid for the availability of these credit lines.

The company is required, by certain covenants in its debt agreements, to maintain specified levels of financial ratios and balance sheet position. At the end of the current fiscal year, the company was in compliance with all of these covenants.

Aggregate annual maturities of long-term debt for the five fiscal years after October 25, 2003, are as follows:

2004	$14,295
2005	33,764
2006	11,085
2007	365
2008	54

Total interest paid during fiscal 2003, 2002, and 2001 was $32.5 million, $31.6 million, and $19.2 million, respectively. Based on borrowing rates currently available to the company for long-term financing with similar terms and average maturities, the fair value of long-term debt, including current maturities, utilizing discounted cash flows, is $452.9 million.

Note F

Pension and Other Postretirement Health Care Benefits

The company has several noncontributory defined benefit plans and defined contribution plans covering most employees. Total costs associated with the company’s defined contribution benefit plans in 2003, 2002, and 2001 were $17.0 million, $15.8 million, and $13.6 million, respectively. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service while plan benefits covering salaried employees are based on final average compensation. Amounts presented for assumed plans are related to acquisitions made in fiscal 2003. The pension rates paid for years of service were increased as a result of labor negotiations in fiscal 2003, resulting in an increase in the company’s benefit obligation of $3.5 million. The company’s funding policy is to make annual contributions of not less than the minimum required by applicable regulations. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 10-14 years.

Eligible employees who retired prior to January 1, 1987, receive the company-sponsored medical and life insurance benefits that were in effect when they retired. The medical plan for eligible employees who retired after January 1, 1987, is automatically modified to incorporate plan benefit and plan provision changes whenever they are made to the active employee plan. Employees hired after January 1, 1990, are eligible for postretirement medical coverage but must pay the full cost of the coverage. During fiscal year 2002, the company made certain changes to the Retiree Health Care Program for non-bargaining employees that provided participants (retirees and current employees) two options for determining the amount the participants would be required to contribute for their coverage. Participants could continue under the existing program that contains a cap on the amount subsidized by the company. Continued coverage under this program would result in significant increases to participant contributions because expenses have already exceeded the company’s cap limit. The company decided to offer a new option to participants that featured less volatile increases in participant contributions but still results in future increases that will be determined by the future rate of health care inflation. As a result of a significant number of participants choosing the new option, the company’s benefit obligation increased by $41.0 million in fiscal 2002. In fiscal 2003, the company extended these options to bargaining unit employees, which increased the company’s benefit obligation by $37.6 million. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 10-18 years.

The following is a reconciliation of the beginning and ending balances of the benefit obligation and the fair value of plan assets:

	Pension Benefits		Other Benefits
(In Thousands)	2003	2002	2003	2002

Change in benefit obligation:
Benefit obligation at beginning of year	$531,039	$527,041	$331,130	$301,373
Benefit obligation – assumed plans	1,748
Service cost	12,902	11,696	2,387	2,277
Interest cost	35,632	36,898	22,341	20,976
Plan amendment	3,541	782	37,625	41,038
Actuarial loss (gain)	63,194	(11,114)	(3,642)	(10,125)
Benefits paid	(34,044)	(34,264)	(25,966)	(24,409)
Benefit obligation at end of year	614,012	531,039	363,875	331,130

Change in plan assets:
Fair value of plan assets at beginning of year	491,244	559,005
Fair value of plan assets – assumed plans	542
Actual return on plan assets	11,727	(35,596)
Employer contributions	52,758	2,099
Benefits paid	(34,044)	(34,264)
Fair value of plan assets at end of year	522,227	491,244
Funded status	(91,785)	(39,795)	(363,875)	(331,130)
Unrecognized net transition (asset) liability	(213)	539
Unrecognized actuarial loss	171,059	82,974	25,795	31,969
Unrecognized prior service cost	7,298	4,734	74,565	39,358
Benefit payments subsequent to measurement date	775	293	7,601	6,725
Net amount recognized	$87,134	$48,745	$(255,914)	$(253,078)

As of the 2003 valuation date, plan assets included common stock of the company having a market value of $72.2 million. Dividends paid during the year on shares held by the plan were $1.4 million.

Amounts recognized in the consolidated balance sheets as of October 25, 2003, and October 26, 2002, were as follows:

	Pension Benefits		Other Benefits
(In Thousands)	2003	2002	2003	2002

Prepaid benefit cost	$142,476	$96,365
Accrued benefit liability	(78,019)	(59,725)	$(263,515)	$(259,803)
Intangible asset	145	1,197
Accumulated other comprehensive loss	21,757	10,615
Benefit payments subsequent to measurement date	775	293	7,601	6,725
Net amount recognized	$87,134	$48,745	$(255,914)	$(253,078)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets were $94.4 million, $76.7 million, and $0, respectively, as of October 25, 2003, and $64.9 million, $59.7 million and $0, respectively, as of October 26, 2002.

Weighted-average assumptions for pension and other benefits were as follows:

	2003	2002	2001

Discount rate	6.50%	7.00%	7.25%
Rate of future compensation increase	5.00%	5.00%	5.00%
Expected long-term return on plan assets	8.60%	9.50%	9.50%

For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004. The rate was assumed to decrease to 5% for 2008 and remain at that level thereafter.

Net periodic cost of defined benefit plans included the following:

	Pension Benefits			Other Benefits
(In Thousands)	2003	2002	2001	2003	2002	2001

Service cost	$12,902	$11,696	$12,220	$2,387	$2,277	$2,644
Interest cost	35,632	36,898	36,218	22,341	20,976	20,359
Expected return on plan assets	(40,783)	(51,451)	(51,075)
Amortization of transition obligation	752	803	802
Amortization of prior service cost	977	1,158	1,440	2,418	(351)	(351)
Recognized actuarial loss	4,165	1,768	875	2,532	1,409	1,372
Net periodic cost	$13,645	$872	$480	$29,678	$24,311	$24,024

Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point
(In Thousands)	Increase	Decrease

Effect on total of service and interest cost components	$872	$(814)
Effect on the postretirement benefit obligation	30,272	(24,738)

Note G

Income Taxes

The components of the provision for income taxes are as follows:

(In Thousands)	2003	2002	2001

Current:
U.S. Federal	$97,855	$91,590	$94,381
State	8,908	9,798	9,579
Foreign	1,381	208	376
Total current	108,144	101,596	104,336
Deferred:
U.S. Federal	(4,533)	2,882	(1,590)
State	(59)	170	(173)
Total deferred	(4,592)	3,052	(1,763)
Total provision for income taxes	$103,552	$104,648	$102,573

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The company believes that, based upon its lengthy and consistent history of profitable operations, it is probable that the net deferred tax assets of $3.8 million will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the deferred income tax liabilities and assets are as follows:

(In Thousands)	October 25, 2003	October 26, 2002

Deferred tax liabilities:
Prepaid pension	$(52,802)	$(35,713)
Tax over book depreciation	(48,237)	(35,834)
Book/tax basis difference from acquisition	(35,889)	(36,295)
Other, net	(27,477)	(33,594)
Deferred tax assets:
Postretirement benefits	94,842	93,791
Pension accrual	13,609	12,675
Deferred compensation	11,845	11,170
Supplemental pension accrual	6,624	5,013
Insurance accruals	5,773	5,320
Vacation accrual	5,606	5,508
Other, net	29,876	21,973
Net deferred tax assets	$3,770	$14,014

Reconciliation of the statutory federal income tax rate to the company’s effective tax rate is as follows:

	2003	2002	2001

U.S. statutory rate	35.0%	35.0%	35.0%
State taxes on income, net of federal tax benefit	2.0	2.2	2.2
All other, net	(1.2)	(1.6)	(1.2)
Effective tax rate	35.8%	35.6%	36.0%

In fiscal 2003, the company elected to change its inventory valuation method for tax purposes from last-in, first-out to first-in, first-out.

U.S. income taxes have not been provided on undistributed earnings of foreign subsidiaries, which were approximately $11.7 million as of October 25, 2003. The company expects that such earnings will be reinvested overseas indefinitely. It is not practical to estimate the potential tax liability associated with these undistributed earnings.

Total income taxes paid during fiscal 2003, 2002, and 2001 were $76.4 million, $101.3 million, and $81.9 million, respectively.

Note H

Commitments and Contingencies

In order to ensure a steady supply of hogs and turkeys and to keep the cost of products stable, the company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods of up to 15 years. Under these contracts, the company is committed at October 25, 2003, to purchase hogs and turkeys, assuming current price levels, as follows:

(In Thousands)

2004	$684,527
2005	525,698
2006	387,480
2007	292,873
2008	225,052
Later years	182,998
Total	$2,298,628

Estimated purchases under these contracts for fiscal 2003, 2002, and 2001 were $686.8 million, $682.3 million, and $828.1 million, respectively.

The company has noncancelable operating lease commitments on facilities and equipment at October 25, 2003, as follows:

(In Thousands)

2004	$9,623
2005	7,459
2006	5,111
2007	4,177
2008	1,691
Later years	495
Total	$28,556

The company expensed $21.5 million, $20.0 million, and $19.7 million for rent in fiscal 2003, 2002, and 2001, respectively.

The company has commitments to expend approximately $43.9 million to complete construction in progress at various locations as of October 25, 2003.

The company is involved, on an ongoing basis, in litigation arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the company’s results of operations, financial condition, or liquidity.

Note I

Stock Options

The company has stock option plans for employees and non-employee directors. The company’s policy is to grant options with the exercise price equal to the market price of the common stock on the date of grant. Options vest over periods ranging from six months to four years and expire ten years after the date of the grant.

In the fourth quarter of fiscal 2003, the company adopted the fair value method of accounting for employee stock options as prescribed in SFAS No. 123, “Accounting for Stock-based Compensation,” effective beginning the first quarter of fiscal 2003. The company has elected to transition to fair value accounting using the prospective method as permitted in SFAS No. 148, “Accounting for Stock-based Compensation – Transition and Disclosure.” The company will continue to follow APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for options issued to employees prior to fiscal 2003. Expense related to employee stock options is recognized in the consolidated statement of operations over the period the options vest. In fiscal 2003, the company recognized $1.2 million, net of tax, for stock options expense in the results of operations for the fourth quarter. Previously reported quarterly results have not been restated to reflect stock options expense.

Following is a summary of stock option activity:

(In Thousands, Except Per Share Data)	Shares	Weighted- average Option Price

Balance October 28, 2000	6,626	$13.55
Granted	1,083	17.74
Exercised	(909)	11.13
Forfeitures	(1)	15.91
Balance October 27, 2001	6,799	14.54
Granted	1,082	26.09
Exercised	(453)	11.59
Forfeitures	(64)	15.23
Balance October 26, 2002	7,364	16.41
Granted	1,190	22.36
Exercised	(783)	12.18
Forfeitures	(16)	22.60
Balance October 25, 2003	7,755	$17.74

Options exercisable are as follows:

(In Thousands, Except Per Share Data)	Shares	Weighted- average Option Price

October 27, 2001	4,623	$12.99
October 26, 2002	4,833	13.80
October 25, 2003	5,124	$15.38

Exercise prices and remaining contractual lives for options outstanding and exercisable at October 25, 2003, are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares	Weighted- average Remaining Contractual Life (yrs)	Weighted- average Exercise Price	Shares	Weighted- average Exercise Price
	(In Thousands)			(In Thousands)
$10.25 - $14.66	2,776	2.28	$12.65	2,776	$12.65
15.90 - 22.58	3,908	7.02	19.06	2,056	17.55
25.99 - 26.09	1,071	8.25	26.09	292	26.08
Balance	7,755	5.49	$17.74	5,124	$15.38

Pro forma information regarding net earnings and earnings per share is required by SFAS No.123, “Accounting for Stock-Based Compensation,” assuming the company accounted for all its employee stock options using the fair value method and is presented in Note A. The fair value of options was estimated at the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2003, 2002, and 2001, respectively: risk-free interest rate of 3.9%, 4.7%, and 5.3%; a dividend yield of 1.8%, 1.8%, and 1.8%; expected volatility of 25.8%, 25.2%, and 25.3%; and an expected option life of seven years. The weighted-average fair value of options granted in fiscal 2003, 2002, and 2001 was $6.27, $7.74, and $5.52, respectively.

The number of shares available for future grants, in thousands, was 4,796 at October 25, 2003, 5,986 at October 26, 2002, and 7,068 at October 27, 2001.

Note J

Derivatives and Hedging

The company uses commodity hedging programs to manage price risk associated with commodity purchases. These programs utilize futures contracts to manage the company’s exposure to price fluctuations in the commodities market.

Cash Flow Hedge: The company utilizes corn futures to offset the price fluctuation in the company’s future direct corn purchases. The futures contracts are designated and accounted for as cash flow hedges, and the company measures the effectiveness of the hedges on a regular basis. The company has determined its hedge program to be highly effective. Effective gains or losses related to these cash flow hedges are reported as other comprehensive income (loss) and reclassified into earnings, through cost of products sold, in the period or periods in which the hedged transactions affect earnings. The company typically does not hedge its corn purchases beyond 15 months.

As of October 25, 2003, the company has included in accumulated other comprehensive loss hedging losses of $2.4 million (net of tax) relating to its futures contracts. The company expects to realize the full amount of these losses in earnings in 2004. Losses in the amount of $3.8 million, before tax, were reclassified into earnings in fiscal 2003.

Fair Value Hedge: The company utilizes hog futures to minimize the price risk assumed when forward priced contracts are offered to the company’s hog producers. The intent of the program is to make the forward priced hogs cost nearly the same as cash market hogs at the date of delivery.

The futures contracts are designated and accounted for as fair value hedges, and the company measures the effectiveness of the hedges on a regular basis. The company has determined its hedge program to be highly effective. Changes in the fair value of the futures contracts, along with the gain or loss on the hedged purchase commitment, are recorded on the statement of financial position as a current asset and liability, respectively.

As of October 25, 2003, the fair value of the company’s open futures contracts was $0.5 million. Losses on closed futures contracts in the amount of $0.1 million were recognized in earnings during fiscal 2003.

Note K

Segment Operating Results

The company develops, processes, and distributes a wide array of food products in a variety of markets. Under the criteria set forth by the accounting standard SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the company reports its results in the following five segments: Grocery Products, Refrigerated Foods, Jennie-O Turkey Store, Specialty Foods, and All Other.

The December 2002 acquisition of Diamond Crystal Brands prompted Hormel Foods management to adjust how it evaluates its business and, as a result, established a new segment for Specialty Foods. The Specialty Foods segment includes the newly acquired Diamond Crystal Brands and Century Foods International operating segments, along with the existing operating segments of Hormel HealthLabs (formerly in the Refrigerated Foods segment) and Specialty Products (formerly in the Grocery Products segment). All prior year segment information has been restated to reflect this change.

The Grocery Products segment consists primarily of processing, marketing, and sale of shelf-stable food products sold predominately in the retail market.

The Refrigerated Foods segment includes the Meat Products and Foodservice business units. The segment consists primarily of processing, marketing, and sale of branded and unbranded pork products for the retail, foodservice, and fresh customer markets. This segment also includes the Precept Foods operation, which offers fresh case-ready pork and beef products to its retail customers. The Precept Foods operation is a 50 percent owned joint venture between Hormel Foods Corporation and Excel Corporation, a wholly owned subsidiary of Cargill, Incorporated.

The Jennie-O Turkey Store segment consists primarily of processing, marketing, and sale of branded and unbranded turkey products for the retail, foodservice, and fresh customer markets.

The Specialty Foods segment includes the Diamond Crystal Brands (acquired in December 2002), Century Foods International (acquired in July 2003), Hormel HealthLabs, and Specialty Products operating segments. This segment consists of the packaging and sale of various sugar and sugar substitute products, salt and pepper products, dessert mixes, gelatin products, and private label canned meats to retail and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products.

The All Other segment includes the Dan’s Prize, Inc., Vista International Packaging, Inc., and Hormel Foods International operating segments. These businesses produce, market, and sell beef products and food packaging (i.e., casing for dry sausage), and manufacture, market, and sell company products internationally. This segment also includes various miscellaneous corporate sales.

Sales between reporting segments are recorded at prices that approximate cost. Equity in earnings of affiliates is included in segment profit; however, the company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included on the following page as “Net interest and investment income” and “General corporate expense” when reconciling to earnings before income taxes. All assets other than cash, marketable securities, deferred taxes, and other corporate assets have been identified with the segments to which they relate.

(In Thousands)	2003	2002	2001
Sales to Unaffiliated Customers
Grocery Products	$754,331	$735,802	$721,795
Refrigerated Foods	2,019,753	1,982,137	2,092,467
Jennie-O Turkey Store	924,430	881,935	787,307
Specialty Foods	315,177	128,826	98,944
All Other	186,637	181,614	184,731
Total	$4,200,328	$3,910,314	$3,885,244

Intersegment Sales
Grocery Products	$2	$0	$0
Refrigerated Foods	3,801	3,383	2,613
Jennie-O Turkey Store	53,285	60,998	65,130
Specialty Foods	43	71	80
All Other	77,901	65,927	69,483
Total	135,032	130,379	137,306
Intersegment elimination	(135,032)	(130,379)	(137,306)
Total	$0	$0	$0

Net Sales
Grocery Products	$754,333	$735,802	$721,795
Refrigerated Foods	2,023,554	1,985,520	2,095,080
Jennie-O Turkey Store	977,715	942,933	852,437
Specialty Foods	315,220	128,897	99,024
All Other	264,538	247,541	254,214
Intersegment elimination	(135,032)	(130,379)	(137,306)
Total	$4,200,328	$3,910,314	$3,885,244

(In Thousands)	2003	2002	2001
Segment Profit
Grocery Products	$152,808	$150,372	$135,526
Refrigerated Foods	103,167	71,245	76,332
Jennie-O Turkey Store	41,069	68,517	66,033
Specialty Foods	17,986	9,574	8,298
All Other	25,743	24,816	17,816
Total segment profit	340,773	324,524	304,005
Net interest and investment income	(21,079)	(24,280)	(18,159)
General corporate expense	(30,363)	(6,274)	(832)
Earnings before income taxes	$289,331	$293,970	$285,014

Assets
Grocery Products	$182,706	$196,618	$208,897
Refrigerated Foods	521,108	515,778	546,459
Jennie-O Turkey Store	719,281	709,454	748,947
Specialty Foods	382,029	106,911	104,842
All Other	201,488	181,727	180,825
Corporate	386,509	509,708	372,728
Total	$2,393,121	$2,220,196	$2,162,698

Additions to Property Plant and Equipment
Grocery Products	$6,528	$4,667	$5,222
Refrigerated Foods	18,221	31,081	26,942
Jennie-O Turkey Store	26,925	18,989	21,683
Specialty Foods	1,950	479	1,798
All Other	3,183	1,746	2,664
Corporate	10,297	7,503	18,820
Total	$67,104	$64,465	$77,129

Depreciation and Amortization
Grocery Products	$5,912	$5,926	$7,542
Refrigerated Foods	24,996	26,531	25,634
Jennie-O Turkey Store	31,161	30,775	34,692
Specialty Foods	8,721	1,483	946
All Other	3,243	3,268	3,609
Corporate	13,987	15,255	17,770
Total	$88,020	$83,238	$90,193

Note L

Quarterly Results of Operations (Unaudited)

The following tabulations reflect the unaudited quarterly results of operations for the years ended October 25, 2003, and October 26, 2002.

(In Thousands, Except Per Share Data)	Net Sales	Gross Profit	Net Earnings	Diluted Earnings Per Share
2003
First quarter	$1,018,450	$252,165	$46,940	$0.34
Second quarter	1,002,602	238,448	33,801	0.24
Third quarter	1,009,395	227,187	34,673	0.25
Fourth quarter	1,169,881	295,353	70,365	0.50

2002
First quarter	$983,014	$246,252	$50,351	$0.36
Second quarter	954,627	224,057	32,740	0.23
Third quarter	933,778	226,810	38,261	0.27
Fourth quarter	1,038,895	265,734	67,970	0.49

Report of Independent Auditors

To the Shareholders and Board of Directors
Hormel Foods Corporation
Austin, Minnesota

We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 25, 2003, and October 26, 2002, and the related consolidated statements of operations, changes in shareholders’ investment, and cash flows for each of the three years in the period ended October 25, 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 25, 2003, and October 26, 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 25, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
November 23, 2003

Officers and Directors

Joel W. Johnson*

Chairman, President,

and Chief Executive Officer

Director since June 1991

Michael J. McCoy*

Executive Vice President

and Chief Financial Officer

Director since May 2000

Gary J. Ray*

Executive Vice President – Refrigerated Foods

Director since November 1990

Eric A. Brown*

Group Vice President – Prepared Foods

Director since January 1997

(retiring January 24, 2004)

Steven G. Binder

Group Vice President – Foodservice

Richard A. Bross

Group Vice President/President

Hormel Foods International

Jeffrey M. Ettinger

Group Vice President/

Chief Executive Officer

Jennie-O Turkey Store, Inc.

Ronald W. Fielding

Group Vice President – Sales Strategy

James A. Jorgenson

Senior Vice President – Corporate Staff

Mahlon C. Schneider

Senior Vice President – External Affairs

and General Counsel

Thomas R. Day

Vice President - Foodservice Sales

Forrest D. Dryden, Ph.D.

Vice President - Research and Development

Jody H. Feragen

Vice President and Treasurer

Dennis B. Goettsch

Vice President - Foodservice Marketing

Daniel A. Hartzog

Vice President – Meat Products Sales

Kurt F. Mueller

Vice President - Fresh Pork Sales and Marketing

Gary C. Paxton

Vice President - Specialty Foods

Larry J. Pfeil

Vice President - Engineering

Douglas R. Reetz

Vice President – Grocery Products Sales

James N. Sheehan

Vice President and Controller

William F. Snyder

Vice President – Refrigerated Foods Operations

James M. Splinter

Vice President – Marketing for Consumer

Products/Refrigerated Foods

Joe C. Swedberg

Vice President – Legislative Affairs

and Marketing Services

Larry L. Vorpahl

Vice President/General Manager –

Grocery Products

James W. Cavanaugh

Corporate Secretary

Roland G. Gentzler

Assistant Controller

Kevin C. Jones

Assistant Secretary

John W. Allen, Ph.D.*

Professor Emeritus, Food Marketing,

Partnership for Food Industry Development

Michigan State University

Director since October 1989

John R. Block*

Former U.S. Secretary of Agriculture

Executive Vice President of

Food Marketing Institute and President

of its Wholesale Division

Director since October 1997

E. Peter Gillette, Jr.*

Senior Advisor to U.S. Trust Company

Retired President, Piper Trust Company

Director since July 1996

Luella G. Goldberg*

Trustee, University of Minnesota Foundation

Member, Board of Overseers,

University of Minnesota

Carlson School of Management

Trustee and Chair Emerita,

Wellesley College

Past Board Chair,

University of Minnesota Foundation

Director since September 1993

Susan I. Marvin*

President, Marvin Windows and Doors

Trustee, University of Minnesota Foundation

Director since July 2002

John L. Morrison*

Managing Director, Goldner Hawn Johnson

& Morrison Incorporated

Chairman, Callanish Capital Partners

Director since November 2003

Dakota A. Pippins*

President and Chief Executive Officer,

Pippins Strategies, LLC

Adjunct Assistant Professor,

New York University

Director since January 2001

John G. Turner*

Chairman, Hillcrest Capital Partners

Director since March 2000

Robert R. Waller, MD*

President Emeritus,

Mayo Foundation

Professor of Ophthalmology,

Mayo Medical School

Director since January 1993

* Director

Shareholder Information

Independent Auditors

Ernst & Young LLP
1400 Pillsbury Center
Minneapolis, MN 55402-1491

Stock Listing

Hormel Foods Corporation’s common stock is traded on the New York Stock Exchange under the symbol HRL. The CUSIP number is 440452. There are approximately 11,600 record shareholders and approximately 23,000 shareholders whose shares are held in street name by brokerage firms and financial institutions.

Common Stock Data

The high and low closing price of the company’s common stock and the dividends per share declared for each fiscal quarter of 2003 and 2002, respectively, are shown below:

2003	High	Low	Dividend

First Quarter	$24.30	$21.76	$.1050
Second Quarter	22.60	20.18	.1050
Third Quarter	24.98	22.41	.1050
Fourth Quarter	24.15	21.25	.1050

2002	High	Low	Dividend

First Quarter	$27.14	$23.12	$.0975
Second Quarter	28.03	24.99	.0975
Third Quarter	24.99	20.50	.0975
Fourth Quarter	24.95	20.95	.0975

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A.

161 North Concord Exchange

P.O. Box 64854

South St. Paul, MN 55164-0854

www.shareowneronline.com

For the convenience of shareholders, a toll-free number (1-877-536-3559) can be used whenever questions arise regarding changes in registered ownership, lost or stolen certificates, address changes, or other matters pertaining to the transfer of stock or shareholder records. When requesting information, shareholders must provide their tax identification number, the name(s) in which their stock is registered, and their record address.

The transfer agent makes shareholder account data available to shareholders of record via the Internet. This service allows shareholders to view various account details, such as certificate information, dividend payment history, and/or dividend reinvestment plan records, over a secure Internet connection with the required entry of a tax identification number and a PIN number. Information is available 24 hours per day, seven days a week. If you are interested, you may use the Web site www.shareowneronline.com and access “FIRST TIME VISITOR” to arrange for a PIN setup.

Household Sorting

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

Dividend Reinvestment Plan

Hormel Foods Corporation’s Dividend Reinvestment Plan, available to record shareholders, allows for full dividend reinvestment and voluntary cash purchases with brokerage commissions or other service fees paid by the company. Automatic debit for cash contribution is also available. This is a convenient method to have money automatically withdrawn each month from a checking or savings account and invested in your Dividend Reinvestment Plan account. To enroll in the plan or obtain additional information, contact Wells Fargo Bank Minnesota, N.A., using the address or telephone number provided with its listing in this section as company transfer agent and registrar. Enrollment in the plan is also available on the Internet at www.shareowneronline.com.

An optional direct dividend deposit service offers shareholders a convenient method of having quarterly dividend payments electronically deposited into their personal checking or savings account. The dividend payment is made in the account each payment date, providing shareholders with immediate use of their money. For information about the service and how to participate, contact Wells Fargo Bank Minnesota, N.A., transfer agent. You may also activate this feature on the Internet at www.shareowneronline.com.

Dividends

The declaration of dividends and all dates related to the declaration of dividends are subject to the judgment and discretion of the Board of Directors of Hormel Foods Corporation. Quarterly dividends are typically paid on the 15th of February, May, August, and November. Postal delays may cause receipt dates to vary.

Reports and Publications

Copies of the company’s Form 10-K (annual report) and Form 10-Q (quarterly report) to the Securities and Exchange Commission (SEC), proxy statement, all news releases and other corporate literature are available free upon request by calling (507) 437-5345 or by accessing the information on the Internet at www.hormel.com. The company’s Annual Report to Shareholders is mailed approximately one month before the Annual Meeting.

Annual Meeting

The Annual Meeting of Shareholders will be held Tuesday, January 27, 2004, in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m.

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