Form 10-K, Exhibit 13
period 2004-10-30
HORMEL FOODS CORP /DE/
filed 2005-01-13
CIK 48465

EXHIBIT 13.1

SELECTED PAGES OF 2004 ANNUAL STOCKHOLDERS' REPORT

Selected Financial Data

(In Thousands, Except Per Share Amounts)	2004*	2003	2002	2001	2000
Operations
Net Sales**	$4,779,875	$4,200,328	$3,910,314	$3,885,244	$3,473,849
Net Earnings	231,663	185,779	189,322	182,441	170,217
Percent of Sales	4.85%	4.42%	4.84%	4.70%	4.90%
Wage Costs	795,119	730,161	668,420	617,693	528,746
Total Taxes (Excluding Payroll Tax)	147,591	118,157	118,671	114,589	105,537
Depreciation and Amortization	94,745	88,020	83,238	90,193	65,886

Financial Position
Working Capital	$565,037	$381,984	$552,059	$463,078	$368,484
Properties (Net)	704,237	701,342	652,678	679,930	541,549
Total Assets	2,533,968	2,393,121	2,220,196	2,162,698	1,641,940
Long-term Debt
Less Current Maturities	361,510	395,273	409,648	462,407	145,928
Shareholders’ Investment	1,399,248	1,252,735	1,115,255	995,881	873,877

Per Share of Common Stock
Net Earnings – Basic	1.67	1.34	1.36	1.32	1.21
Net Earnings – Diluted	1.65	1.33	1.35	1.30	1.20
Dividends	0.45	0.42	0.39	0.37	0.35
Shareholders’ Investment	10.15	9.04	8.06	7.18	6.31

*                 53 Weeks

**          Adjusted for the impact of EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” EITF 01-9 relates to the income statement classification of advertising and promotional costs. The company applied the consensus as of the beginning of fiscal 2002, and reclassified certain marketing expenses as reductions of revenue. The marketing expenses that were reclassified included consumer coupon redemption, off-invoice allowances, and various marketing performance funds. There was no impact to operating income or net earnings. The impact of the reclassification on other years presented was a reduction in net sales of $238,868 in 2001 and $201,283 in 2000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(In Thousands of Dollars, Except Per Share Amounts)

Critical Accounting Policies

Hormel Foods’ discussion and analysis of its financial condition and results of operations are based upon the company’s consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The company evaluates, on an on-going basis, its estimates for reasonableness as changes occur in its business environment. The company bases its estimates on experience, the use of independent third-party specialists, and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments, estimates, and uncertainties, and potentially result in materially different results under different assumptions and conditions. Hormel Foods believes the following are its critical accounting policies:

Inventory valuation: The company values its pork inventories at the lower of cost or USDA market prices (primal values). When the carcasses are disassembled and transferred from primal processing to various manufacturing departments, the primal values, as adjusted by the company for product specifications and further processing, become the basis for calculating inventory values. In addition, substantially all inventoriable expenses, packaging, and supplies are valued by the last-in, first-out method.

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

Goodwill and other intangibles: The company’s identifiable intangible assets are amortized over their useful life, unless the useful life is determined to be indefinite. The useful life of an identifiable intangible asset is based on an analysis of several factors including: contractual, regulatory, or legal obligations; demand; competition; and industry trends. Goodwill and indefinite-lived intangible assets are not amortized, but are tested at least annually for impairment.

The goodwill impairment test is a two-step process. First, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is determined on the basis of discounted cash flow. If the carrying value exceeds the fair value of the reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities, other than goodwill, in a manner similar to a purchase price allocation. The implied fair value of the goodwill resulting from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. Annual impairment testing for indefinite- lived intangible assets compares the fair value and carrying value of the intangible. The fair value of indefinite-lived intangible assets is determined on the basis of discounted cash flows. If the carrying value exceeds the fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded for the difference. Intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of long-lived assets.

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

Employee benefit plans: The company incurs expenses relating to employee benefits such as noncontributory defined benefit pension plans and postretirement health care benefits. In accounting for these employment costs, management must make a variety of assumptions and estimates including mortality rates, discount rates, overall company compensation increases, expected return on plan assets, and health care cost trend rates. The company considers historical data, as well as current facts and circumstances, when determining these estimates. The company uses third-party specialists to assist management in the determination of these estimates and the calculation of certain employee benefit expenses.

Results of Operations

Overview

The company is a processor of branded and unbranded food products for the retail, foodservice, and fresh customer markets. The company operates in the following five segments:

Segment	Business Conducted
Grocery Products	This segment consists primarily of the processing, marketing, and sale of shelf-stable food products sold predominantly in the retail market.

Refrigerated Foods

This segment includes the Meat Products and Foodservice business units. This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork products for the retail, foodservice, and fresh customer markets. This segment also includes the company’s 50 percent interest in the Precept Foods joint venture, which offers fresh, case-ready, branded pork and beef products to its retail customers.

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

All Other

This segment includes the Dan’s Prize, Inc., Vista International Packaging, Inc. (Vista), and Hormel Foods International operating segments. These businesses produce, market, and sell beef products and food packaging (i.e., casings for dry sausage), and manufacture, market, and sell company products internationally. This segment also includes various miscellaneous corporate sales. Effective June 30, 2004, the company completed the sale of Vista.

Fiscal Years 2004 and 2003

Fiscal 2004 was an exceptional year for Hormel Foods, with net sales, tonnage volume, and profits all reaching record levels. The improvements in commodity markets that began late in fiscal 2003 continued throughout the year, generating strong operating profit results in the Refrigerated Foods and Jennie-O Turkey Store segments. The first major price increase since fiscal 2000 was implemented in the Grocery Products segment during the second half of the year, which partially offset the impact of higher raw material prices. Additionally, profits were enhanced by the third quarter sale of Vista International Packaging, Inc., the company’s food packaging subsidiary.

Overall, the company has been successful with its strategy to create a faster-growing, more diversified product portfolio. Throughout fiscal 2004, the company benefited from its focus on expanding value-added product lines, growth through acquisitions, and new product development. These initiatives have reduced the impact of fluctuating market conditions and have allowed the company to achieve consistently favorable financial results. The company will continue to advance these strategies during fiscal 2005.

The company’s accounting cycle resulted in a 14-week fourth quarter and a 53-week year in fiscal 2004 compared with a 13-week fourth quarter and a 52-week year in fiscal 2003. As the company accounts for its operations on a weekly basis, the additional week is fully loaded with expenses, including salaries and depreciation, and does not provide a disproportionate amount of operating profit on a comparable basis.

Consolidated Results

Net Earnings: Net earnings for the fourth quarter of fiscal 2004 were $69,843, a decrease of 0.7 percent compared to earnings of $70,365 for the same period last year. Diluted earnings per share were $.50 and were consistent with the same period last year. Net earnings for the year increased 24.7 percent to $231,663 from $185,779 in fiscal 2003. Diluted earnings per share for the same period increased to $1.65 from $1.33 in the prior year.

As previously noted, the company experienced infrequently occurring transactions in both fiscal 2004 and 2003. To supplement year-to-year comparisons, we have identified these items as follows: fiscal 2004 net earnings include an $11,470 after-tax gain ($.08 per share) on the sale of Vista International Packaging, Inc.; a $3,963 after-tax gain ($.03 per share) on the sale of the company’s investment in Campofrio Alimentacion, S.A.; and a $2,672 ($.02 per share) after-tax charge for early retirement packages related to the company’s sales reorganization. Fiscal 2003 net earnings include a $3,868 after-tax gain ($.03 per share) resulting from receipt of a vitamin antitrust settlement at Jennie-O Turkey Store (JOTS) and a $1,131 ($.01 per share) after-tax writedown of assets and other expenses relating to the closing of a JOTS facility in Marshall, Minnesota.

Sales: Net sales for the fourth quarter increased to $1,345,216 from $1,169,881 in 2003, an increase of 15.0 percent. Net sales for the twelve months in fiscal 2004 increased 13.8 percent to $4,779,875 compared to $4,200,328 last year. Tonnage volume for the fourth quarter increased 9.3 percent to 990,180 from 906,183 last year. Tonnage volume for the year increased 6.2 percent to 3,611,953 from 3,400,265 in the prior year. Net sales and tonnage volume comparisons for the twelve months were positively impacted by the Diamond Crystal Brands and Century Foods International acquisitions, while the fourth quarter results are comparable to the prior year.

Significantly improved demand for protein and increased sales of value-added products resulted in sales dollars increasing more rapidly than tonnage gains for both the quarter and fiscal year, most notably in the Refrigerated Foods and Jennie-O Turkey Store segments. The price increase implemented on June 14, 2004, also resulted in increased net sales for the Grocery Products segment during the fourth quarter. Additionally, international sales of commodity pork items improved fiscal 2004 net sales results and offset the impact of divesting Vista International Packaging, Inc. during the third quarter.

Gross Profit: Gross profits were $318,882 and $1,121,005 for the quarter and year, respectively, compared to $295,353 and $1,013,153 last year, with increases largely due to easing pricing pressures in the Refrigerated Foods and Jennie-O Turkey Store (JOTS) segments. As a percent of net sales, gross profit decreased to 23.7 and 23.5 percent for the current quarter and year, respectively, compared to 25.2 and 24.1 percent for the prior year periods. Higher raw material costs throughout fiscal

2004 impacted margins. The Grocery Products segment was most significantly impacted by the higher costs, including increases on beef-based inputs. Changes in the product mix have also contributed to a margin decrease in the Specialty Foods segment, as lower margined products are sold by Century Foods International, acquired late in fiscal 2003.

The company believes the strong demand for protein will continue into the upcoming year. The price outlook for grain is also favorable, which is a key input for the JOTS segment. Additionally, the company continues to expand sales of value-added product lines. These factors should all enhance gross profits during fiscal 2005.

Selling and Delivery: Selling and delivery expenses for the fourth quarter and year were $166,196 and $621,694, respectively, compared to $144,083 and $583,964 last year. These increases were driven by increased tonnage volume over the prior year and $8,327 of early retirement, relocation, and other expenses related to the realignment of the company’s sales organization to provide better service and additional leverage with customers. As a percent of net sales, selling and delivery expenses increased to 12.4 percent for the quarter compared to 12.3 percent in 2003 and decreased to 13.0 percent for the year compared to 13.9 percent in 2003. The twelve month percentage decrease is primarily due to improved market conditions over fiscal 2003, which resulted in product price increases exceeding increases in selling and delivery expenses. Additionally, marketing expenses were not as high as anticipated during the fourth quarter, as the company evaluated some of its planned programs and adjusted the timing of field initiatives planned to support new product launches late in fiscal 2004. As a percent of sales, the company expects selling and delivery expenses in fiscal 2005 to remain consistent with fiscal 2004 results.

Administrative and General: Administrative and general expenses were $38,779 and $146,488 for the quarter and year, respectively, compared to $35,182 and $124,665 last year. As a percent of net sales, administrative and general expenses for the quarter and year were 2.9 and 3.1 percent, respectively, compared to 3.0 percent for the quarter and year in fiscal 2003. Changes in the discount rate and expected rate of return on pension plan assets, both of which were effective with the beginning of the fiscal year, resulted in higher pension and medical expenses for the fourth quarter and year of approximately $2,300 and $11,300, respectively, compared to fiscal 2003. These increases were partially offset by reductions in postretirement benefits of $1,504 and $3,903 for the quarter and year, respectively, related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. (See further discussion in Note F “Pension and Other Postretirement Health Care Benefits.”) Other items significantly impacting fiscal 2004 include an increase in amortization of intangibles of $2,424 and an increase in stock option expense of approximately $1,300, offset by a reduction in bad debt expenses of $5,244. The company expects administrative and general expenses, as a percent of sales, to approximate 3.1 percent in future periods.

Research and development expenses for the fourth quarter increased to $4,434 from $3,460 in the comparable quarter of 2003, and for the fiscal year increased to $15,944 from $13,165 in 2003. The acquisition of Century Foods International in July 2003, generated approximately $600 of the increase over the prior year. The remainder of the increase was distributed across various Hormel Foods and Jennie-O Turkey Store product lines, supporting the company’s on-going initiatives to expand value-added product offerings and focus on new product development. As the company continues to support these strategies, research and development expenses are expected to continue increasing at a similar rate in future periods.

Equity in Earnings of Affiliates: Equity in earnings of affiliates were $1,282 and $6,458 for the quarter and year, respectively, compared to $2,174 and $5,886 last year. The twelve month increase in fiscal 2004 is due to improved results of the company’s 49.0 percent owned joint venture, Carapelli USA, LLC. Minority interests in the company’s consolidated investments are also reflected in these figures but are not significant at this time. The company expects equity in earnings of affiliates to increase slightly in fiscal 2005.

In conformity with U.S. generally accepted accounting principles, the company accounts for its majority-owned China and Australian operations under the consolidation method. Other international investments, such as Purefoods-Hormel and Hormel Alimentos, in which the company owns a minority interest, are accounted for under the equity or cost method. These international investments, along with investments in and receivables from other affiliates, are included in the balance sheet line item “investments in and receivables from affiliates.” The composition of this line item at October 30, 2004, was as follows:

Country	Investments/Receivables
United States	$13,803
Philippines	35,536
Mexico	5,893
Total	$55,232

Income Taxes: The company’s effective tax rate for the quarter and year was 36.5 percent in fiscal 2004 compared to 37.0 and 35.8 percent for the quarter and year, respectively, in fiscal 2003. The decrease in the fourth quarter rate as compared to the prior year primarily reflects a decrease in foreign taxes. The company expects the effective tax rate in fiscal 2005 to be reasonably consistent with fiscal 2004.

Segment Results

Net sales and operating profits for each of the company’s segments is set forth below. The company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating profit and other financial information shown below. (Additional segment financial information can be found in Note K of the Notes to Consolidated Financial Statements.)

	Fourth Quarter Ended			Year Ended
	October 30, 2004	October 25, 2003	% Change	October 30, 2004	October 25, 2003	% Change
Net Sales
Grocery Products	$222,583	$208,791	6.6	$758,256	$754,331	0.5
Refrigerated Foods	646,715	539,457	19.9	2,300,399	2,019,753	13.9
Jennie-O Turkey Store	317,323	268,152	18.3	1,052,682	924,430	13.9
Specialty Foods	116,946	108,370	7.9	467,581	315,177	48.4
All Other	41,649	45,111	(7.7)	200,957	186,637	7.7
Total	$1,345,216	$1,169,881	15.0	$4,779,875	$4,200,328	13.8

Segment Operating Profit
Grocery Products	$43,950	$46,417	(5.3)	$128,838	$152,808	(15.7)
Refrigerated Foods	38,713	51,888	(25.4)	141,361	103,167	37.0
Jennie-O Turkey Store	31,415	17,015	84.6	78,593	41,069	91.4
Specialty Foods	5,683	4,869	16.7	25,674	17,986	42.7
All Other	3,802	8,388	(54.7)	23,278	25,743	(9.6)
Total Segment Operating Profit	123,563	128,577	(3.9)	397,744	340,773	16.7
Net interest and investment income	(5,198)	(6,645)	21.8	(12,779)	(21,079)	39.4
General corporate expense	(8,374)	(10,315)	18.8	(20,400)	(30,363)	32.8
Earnings Before Income Taxes	$109,991	$111,617	(1.5)	$364,565	$289,331	26.0

Grocery Products: Grocery Products net sales increased 6.6 percent for the quarter and 0.5 percent for the year compared to fiscal 2003. Sales tonnage volume decreased 1.3 percent for the quarter and 4.2 percent for the year compared to year ago results. Operating profit for Grocery Products decreased 5.3 percent for the quarter and 15.7 percent for the year compared to fiscal 2003. This segment experienced significantly higher raw material costs throughout fiscal 2004, which pressured product margins and contributed to decreased operating profit. The price increase on all Grocery Product items that was implemented on June 14, 2004, partially offset the impact of these higher costs and resulted in increased net sales in the fourth quarter compared to the prior year. The company expects raw material prices in fiscal 2005 to be consistent with fiscal 2004 averages.

Lower tonnage volume also reduced the operating profit of this segment. Declines were primarily due to Dinty Moore canned products (down 3,863,000 lbs., or 18.3 percent, for the fourth quarter and 10,914,000 lbs., or 15.6 percent, for the twelve months) and Dinty Moore Classic Bakes complete meals (down 536,000 lbs., or 32.8 percent, for the fourth quarter and 10,519,000 lbs., or 75.6 percent, for the twelve months). However, strong performance in the ethnic line of products continued in the fourth quarter with total tonnage up 1,530,000 lbs., or 7.5 percent, led by Carapelli olive oil (up 757,000 lbs., or 23.5 percent) and Herdez Mexican products (up 1,568,000 lbs., or 21.0 percent). Dinty Moore microwave products also showed strong growth for the year (up 3,557,000 lbs., or 18.3 percent), coinciding with a package change from a box to a sleeve on tray items.

Several initiatives were implemented in fiscal 2004 to enhance growth in the Grocery Products segment. During the third quarter, the segment launched a new packaging concept for chili items using the Tetra Recart carton technology, and also began the national roll-out of Stagg chili (previously sold only in markets west of the Mississippi River). The overall chili category saw a 29.0 percent growth nationally in the fourth quarter with the introduction of two new competitors, and the company has begun an aggressive marketing program to further promote its chili products in fiscal 2005. The new SPAM Singles product has also been introduced in four test markets and initial results indicate positive growth for the canned luncheon meat category. Due to these ongoing initiatives, the company anticipates Grocery Products tonnage volume will increase slightly in fiscal 2005.

Refrigerated Foods: Net sales by the Refrigerated Foods segment were up 19.9 percent for the quarter and 13.9 percent for the twelve months compared to fiscal 2003. Sales tonnage increased 9.6 percent for the quarter and remained the same for the fiscal year as compared to 2003. Tonnage comparisons for the twelve months are impacted by the discontinuance of hog processing at the company’s Rochelle, Illinois, facility that was effective January 3, 2003, and a renovation at our Fremont, Nebraska, facility during the second quarter of fiscal 2004. The company’s hog processing for the current year declined 0.7 percent to 6,855,000 hogs from 6,904,000 hogs for the comparable period last year. Converting the Rochelle facility to a 100 percent value-added product processing facility will address the increasing demand for the company’s branded products. The Fremont facility returned to full processing levels in the third quarter of fiscal 2004.

Operating profit decreased 25.4 percent for the fourth quarter, as compared to an unusually strong fourth quarter in fiscal 2003 when ideal market conditions resulted in optimal margins. However, operating profit for fiscal 2004 increased 37.0 percent over the prior year, as the company was able to attain higher prices on pork primals when compared to hog costs over fiscal 2003. Throughout fiscal 2004, the company was able to purchase raw materials under its hog procurement contracts at costs that more closely paralleled the cash market, which significantly increased the profitability of fresh pork over the previous year. Margins on value-added product lines, however, were negatively impacted in the fourth quarter by primal costs that were higher than anticipated. The company expects input prices to remain higher into the first half of fiscal 2005.

This segment continues to focus on the expansion of the company’s value-added products and improving product mix. Core product tonnage in the Meat Products business unit showed positive growth over the prior year fourth quarter, led by strong gains in refrigerated entrees (up 1,456,000 lbs., or 24.0 percent), retail flavored meats (up 1,269,000 lbs., or 20.8 percent), sliced meats (up 845,000 lbs., or 12.8 percent), and breakfast meats (up 762,000 lbs., or 3.1 percent). Continued strong consumer preference for branded product offerings was also evidenced by volume sales of sliced pepperoni (up 1,357,000 lbs., or 46.7 percent) and raw bacon (up 1,648,000 lbs., or 13.8 percent), compared to the fiscal 2003 fourth quarter.

The Foodservice business unit also contributed to strong results throughout fiscal 2004, as its premium value-added convenience products continued to find broader acceptance from foodservice customers. This business unit finished the fiscal year with a record shipping week for branded products, contributing to fourth quarter tonnage volume increases over the prior year comparable quarter for Always Tender pork (up 498,000 lbs., or 23.7 percent), Austin Blues BBQ products (up 649,000 lbs., or 46.9 percent), the café h line of products (up 495,000 lbs., or 88.7 percent), and Fast ‘N Easy precooked bacon and sausage (up 753,000 lbs., or 29.4 percent).

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the quarter and year increased 18.3 and 13.9 percent, respectively, compared to fiscal 2003 periods. Tonnage volume increased 5.3 percent for the quarter and 0.4 percent for the year compared to prior year results. Tonnage comparisons for the twelve months reflect the strategy implemented at the end of the third quarter of fiscal 2003, when JOTS began scaling back its live turkey production in order to accelerate its reduction of commodity product sales. Fiscal 2004 value-added tonnage represented 54.0 percent of this segment’s business, exceeding commodity tonnage for the first time on an annual basis. The company expects a continuation of this trend in fiscal 2005.

Operating profit increased 84.6 percent for the quarter and 91.4 percent for the year compared to fiscal 2003. These gains were largely driven by value-added growth, as well as excellent results in live production and plant operations. Commodity meat and wholebird markets considerably improved compared to fiscal 2003. These favorable conditions were mitigated by higher overall feed costs throughout much of fiscal 2004. Feed prices peaked and started to decline during the fourth quarter, and the company expects to benefit from lower feed costs in fiscal 2005. Independent industry reports indicate continued production restraint, at least in the first half of fiscal 2005. This should result in continued strength in the commodity meat markets and wholebird markets during that same time period.

Operating results benefited from value-added sales growth. All three channels of value-added turkey sales (retail, foodservice, and deli) showed double-digit growth in the fourth quarter of fiscal 2004. Products reflecting significant increases over the prior year comparable quarter were the Jennie-O Turkey Store tray pack line (up 3,642,000 lbs., or 28.2 percent), the Jennie-O Turkey Store Grand Champion line (up 882,000 lbs., or 23.5 percent), Jennie-O Turkey Store marinated tenderloins (up 903,000 lbs., or 77.3 percent), and Jennie-O Turkey Store rotisserie products (up 1,318,000 lbs., or 101.1 percent).

New product development will continue to be a focus of this segment. The Jennie-O Turkey Store Oven Ready Turkey, a product that goes directly from freezer to oven, was launched in the fourth quarter of fiscal 2004 and is being well received by retailers and consumers. The company continually evaluates the performance of its new products and fiscal 2004 included gross sales of approximately $119,600 attributable to products introduced since 2001 (up from $70,000 in fiscal 2003).

Specialty Foods: Specialty Foods net sales were up 7.9 percent for the quarter and 48.4 percent for the twelve months compared to fiscal 2003. Operating profit increased 16.7 and 42.7 percent for the quarter and fiscal year, respectively, compared to the prior year. Sales tonnage increased 34.9 and 75.3 percent for the quarter and twelve months, respectively, compared to last year. The acquisitions of the Diamond Crystal Brands (DCB) and Century Foods International (CFI) businesses have increased all twelve month segment measures in fiscal 2004, while the fourth quarter results are comparable to the prior year.

The Hormel HealthLabs sales tonnage for the fourth quarter increased 5.2 percent compared to the prior year, while sales tonnage for the fiscal year increased 1.4 percent compared to fiscal 2003. Product lines showing growth during the quarter include shelf-stable supplements (up 179,000 lbs., or 10.2 percent), thickened beverages (up 658,000 lbs., or 8.3 percent), and pureed side dishes (up 104,000 lbs., or 30.6 percent). This growth has been mitigated throughout fiscal 2004 due to additional competition, increased promotional expenses, and rising production costs, including freight, packaging, and milk prices, resulting in decreased operating profits. Advances have been made in new product development and strategies to secure new customer contracts, which should improve results during the second half of fiscal 2005. Additionally, the Hormel HealthLabs business will be consolidated into DCB effective November 1, 2004, which will further increase operating efficiencies within this segment.

Following the DCB and CFI acquisitions, realignment of personnel and product lines within the Specialty Foods segment has enabled the company to more efficiently manage and market the segment’s portfolio of products to customers. DCB’s sugar substitute category showed strong sales growth in the fourth quarter, up 203.0 percent over the comparable quarter of fiscal 2003. Strong results from dessert and hot drink mixes also benefited the segment. The CFI business faced a challenging fourth quarter, including the loss of significant contract business and increased whey protein prices. These factors, combined with record high dairy markets, resulted in decreased operating profits during fiscal 2004. Efforts are being made to diversify the customer base for CFI during fiscal 2005, which should improve the results of this business.

All Other: All Other net sales decreased 7.7 percent for the quarter and increased 7.7 percent for the year compared to the comparable fiscal 2003 periods. Operating profit decreased 54.7 and 9.6 percent for the quarter and year, respectively, compared to last year. Comparisons for both the quarter and twelve months are impacted by the divestiture of Vista International Packaging, Inc. (Vista) during the third quarter of fiscal 2004.

Hormel Foods International (HFI) experienced strong international demand for commodity pork items throughout fiscal 2004, with export tonnage increasing to 80,100,000 lbs., or up 22.8 percent, over fiscal 2003. Volume gains were also seen on the SPAM family of products (up 475,000 lbs., or 2.8 percent) and Stagg chili (up 436,000 lbs., or 8.4 percent) compared to the prior year. Higher raw material prices offset the benefits of these volume gains, resulting in decreased operating profits. HFI opened a second plant in the Philippines in the fourth quarter and continues to pursue international growth opportunities. During the second quarter of fiscal 2004, the company completed the sale of its investment in Campofrio Alimentacion, S.A. The $6,222 pre-tax gain recorded on the sale is excluded from All Other operating profits and is included in “net interest and investment income.”

Dan’s Prize, Inc., the company’s marketer and seller of beef products, experienced another strong year with sales tonnage up 1,348,000 lbs., or 7.8 percent, over fiscal 2003. Increased margins resulting from favorable pricing strategies also increased the operating profits of this segment during fiscal 2004.

As previously noted, the company finalized the sale of Vista during the third quarter of fiscal 2004. The $18,063 pre-tax gain recorded on the sale is excluded from All Other operating profits and is included in “general corporate expense.”

Unallocated Income and Expenses: The company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment income for the fourth quarter and year was a net expense of $5,198 and $12,779, respectively, compared to $6,645 and $21,079 for the comparable periods of fiscal 2003. The twelve month decrease in expense compared to fiscal 2003 primarily represents the $6,222 pre-tax gain on the sale of the company’s investment in Campofrio Alimentacion, S.A. (Campofrio) during the second quarter. Other decreases in fiscal 2004 included reductions in interest expense due to lower debt levels and increased investment income from market gains on the company’s rabbi trust for supplemental executive retirement plans and deferred income plans. The twelve month comparison is also impacted by a $2,314 dividend received from Campofrio during the third quarter of fiscal 2003.

General corporate expense for the fourth quarter and year was $8,374 and $20,400, respectively, compared to $10,315 and $30,363 for the prior year quarter and twelve months. Twelve month results include a pre-tax gain of $18,063 recorded on the sale of Vista International Packaging, Inc. during the third quarter of fiscal 2004. Fiscal 2004 also includes reductions in postretirement benefits of $1,504 and $3,903 for the quarter and year, respectively, related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. (See Note F “Pension and Other Postretirement Health Care Benefits.”) These decreases offset higher pension and medical costs of approximately $1,700 and $10,100 for the quarter and year, respectively, compared to fiscal 2003. In the fourth quarter of fiscal 2003, the company adopted the fair value method of accounting for employee stock options and recognized $1,887 in stock option expense related to the entire 2003 fiscal year. The company has now been expensing options throughout fiscal 2004, resulting in stock option expense decreasing approximately $1,300 for the fourth quarter and increasing approximately $900 for the year compared to the prior year. Other factors significantly impacting fiscal 2004 were a decrease in bad debt expenses of $5,244, increased inventory valuation adjustments of $3,507, and an increase in expenses of $6,132 related to the sales reorganization.

Fiscal Years 2003 and 2002

The first half of fiscal 2003 provided many of the same challenges the company faced in fiscal 2002, of which the most significant was an oversupply of protein inventory in the marketplace. This market condition created significant pricing pressure on the company’s turkey and pork businesses, impacting the Jennie-O Turkey Store and Refrigerated Foods segments, respectively. The oversupply subsided in the second half of fiscal 2003, greatly improving margins within these segments. However, as protein supplies in the second half of fiscal 2003 decreased, pork and beef raw material costs significantly increased, resulting in lower than expected margins within the company’s Grocery Products’ portfolio. The company continuously adapts to these changing livestock supply conditions. In addition, the company is constantly adapting to changes in consumer preferences, primarily through enhancement of its value-added portfolio of products.

Consolidated Results

Net Earnings: Net earnings for the fourth quarter of fiscal 2003 were $70,365, an increase of 3.5 percent compared to earnings of $67,970 for the same period in fiscal 2002. Diluted earnings per share were $.50 compared to $.49 for the same period in 2002. The fourth quarter of fiscal 2003 includes an expense of $.01 per share relating to the company’s adoption of the fair value method of recording stock option expense contained in SFAS No. 123. The company transitioned to fair value stock option accounting using the prospective method described in SFAS No. 148. All stock options granted in fiscal 2003 and thereafter, will be expensed over the vesting period of the options, generally four years, based on the fair value at the date the options are granted.

Net earnings for the year decreased 1.9 percent to $185,779 from $189,322 in fiscal 2002. Diluted earnings per share for the same period decreased to $1.33 from $1.35 in 2002.

Sales: Net sales for the fourth quarter increased to $1,169,881 from $1,038,895 in 2002, an increase of 12.6 percent. Net sales for the twelve months in fiscal 2003 increased 7.4 percent to $4,200,328 compared to $3,910,314 in 2002. Net sales for the fourth quarter and twelve months of fiscal 2003 were impacted by the Diamond Crystal Brands (DCB) and Century Foods International (CFI) acquisitions, which occurred in December 2002 and July 2003, respectively.

Tonnage volume for the fourth quarter increased 3.3 percent to 906,183 from 877,469 in fiscal 2002. Tonnage volume for the year increased 2.6 percent to 3,400,265 from 3,313,010 in 2002. Tonnage volume for the fourth quarter and twelve months of fiscal 2003 were impacted by the DCB and CFl acquisitions.

Increased volume resulting from the acquisitions of DCB and CFI more than offset the lost tonnage resulting from the discontinuance of hog processing at the company’s Rochelle, Illinois, facility. The percentage increase in sales dollars exceeded tonnage gains for the fourth quarter and year primarily as a result of easing pricing pressures in the protein market, allowing the company to raise prices during the second half of the year as industry supplies returned to more normal levels. Also contributing to this trend was the company’s continued success in growing its value-added product lines, while lessening its percentage of commodity items.

Gross Profit: Gross profits were $295,353 and $1,013,153 for the fourth quarter and year, respectively, compared to $265,734 and $962,853 in fiscal 2002. As a percent of net sales, gross profit decreased to 25.2 and 24.1 percent for the fourth quarter and year, respectively, compared to 25.6 and 24.6 percent in fiscal 2002. Overshadowing the successes in many of the company’s branded products lines were the challenges relating to the oversupply of commodity turkey meat in the marketplace. The turkey market strengthened significantly in the fourth quarter of fiscal 2003 after a very challenging first nine months; however, fourth quarter market conditions remained below those of 2002. Higher retiree medical costs also contributed to lower gross margins.

Selling and Delivery: Selling and delivery expenses for the fourth quarter and year were $144,083 and $583,964, respectively, compared to $133,352 and $558,354 in fiscal 2002. As a percent of net sales, selling and delivery expenses decreased to 12.3 and 13.9 percent for the quarter and year, respectively, compared to 12.8 and 14.3 percent in 2002. The increase in selling and delivery expenses over the prior year is primarily due to fiscal 2003 acquisitions. Marketing expenses increased $2,809 and decreased $4,226 for the fourth quarter and year, respectively, compared to fiscal 2002. The twelve month decrease in spending reflects adjustments the company made earlier in fiscal 2003 as Jennie-O Turkey Store and Refrigerated Foods dealt with the difficult protein markets. Impacting the percentages of selling and delivery expense, primarily in the fourth quarter, was a significant rebound in pork prices over the prior year, creating lower expenses as a percent of net sales.

Administrative and General: Administrative and general expenses were $35,182 and $124,665 for the fourth quarter and year, respectively, compared to $24,421 and $93,990 in fiscal 2002. As a percent of net sales, administrative and general expenses for the quarter and year were 3.0 percent compared to 2.4 for the quarter and year in fiscal 2002. The increased expenses primarily resulted from higher pension costs of $3,200 and $12,800, bad debt expense of $811 and $5,052 relating to the Fleming Companies’ bankruptcy, and higher amortization of intangibles of $1,576 and $3,542, for the fourth quarter and year, respectively. Administrative and general expenses also increased in the fourth quarter and year due to $1,887 of stock option expense in the fourth quarter.

Research and development expenses for the fourth quarter and year increased to $3,460 and $13,165, respectively, from $3,021 and $12,097 in fiscal 2002. The fiscal 2003 acquisitions generated much of the increases from the prior year. Research and development is an integral part of the company’s strategy to extend existing brands and expand its offering of new branded items for the consumer market. Hormel Foods, LLC, has responsibility for a majority of the company’s intangible assets.

Previous years’ poor stock market results have lowered the historical returns on the company’s pension plan assets. As a result, the company reduced its discount rate from 7.0 to 6.5 percent and the expected rate of return from 8.6 to 7.9 percent in its fiscal 2004 pension plan expense calculation.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $2,174 and $5,886 for the fourth quarter and year, respectively, compared to $1,967 and $7,741 in fiscal 2002. The twelve month decrease is due to the third quarter 2002 discontinuation of equity-method accounting for the company’s 15.2 percent owned investment in Campofrio Alimentacion, S.A. (Campofrio).

In conformity with U. S. generally accepted accounting principles, the company accounts for its majority-owned China and Australian operations under the consolidation method. Other international investments, such as Campofrio, Purefoods-Hormel, and Hormel Alimentos, in which the company owns a minority interest, are accounted for under the equity or cost method. These international investments, along with investments in and receivables from other affiliates, are included in the balance sheet line item “investments in and receivables from affiliates.” The composition of this line item at October 25, 2003, was as follows:

Country	Investments/Receivables
United States	$23,951
Spain	76,600
Philippines	32,110
Mexico	5,413
Costa Rica	283
Total	$138,357

Income Taxes: The company’s effective tax rate for the quarter and year was 37.0 and 35.8 percent compared to 34.9 and 35.6 percent in fiscal 2002. The higher fourth quarter rate in fiscal 2003 reflects an increase in foreign taxes.

Segment Results

The December 2002 acquisition of Diamond Crystal Brands prompted Hormel Foods management to adjust how it evaluates its businesses and, as a result, established a new segment for Specialty Foods. The Specialty Foods segment includes the newly acquired Diamond Crystal Brands and Century Foods International operating segments along with the existing operating segments of Hormel HealthLabs (formerly in the Refrigerated Foods segment) and Specialty Products (formerly in the Grocery Products segment). The fiscal 2002 segment results presented below have been restated to reflect this change.

Net sales and operating profits for each of the company’s segments is set forth below. The company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating profit and other financial information shown below. (Additional segment financial information can be found in Note K of the Notes to Consolidated Financial Statements.)

	Fourth Quarter Ended			Year Ended
	October 25, 2003	October 26, 2002	% Change	October 25, 2003	October 26, 2002	% Change
Net Sales
Grocery Products	$208,791	$216,928	(3.8)	$754,331	$735,802	2.5
Refrigerated Foods	539,457	498,802	8.2	2,019,753	1,982,137	1.9
Jennie-O Turkey Store	268,152	253,055	6.0	924,430	881,935	4.8
Specialty Foods	108,370	31,343	245.8	315,177	128,826	144.7
All Other	45,111	38,767	16.4	186,637	181,614	2.8
Total	$1,169,881	$1,038,895	12.6	$4,200,328	$3,910,314	7.4
Segment Operating Profit
Grocery Products	$46,417	$62,603	(25.9)	$152,808	$150,372	1.6
Refrigerated Foods	51,888	18,318	183.3	103,167	71,245	44.8
Jennie-O Turkey Store	17,015	19,915	(14.6)	41,069	68,517	(40.1)
Specialty Foods	4,869	952	411.4	17,986	9,574	87.9
All Other	8,388	6,529	28.5	25,743	24,816	3.7
Total Segment Operating Profit	128,577	108,317	18.7	340,773	324,524	5.0
Net interest and investment income	(6,645)	(5,560)	(19.5)	(21,079)	(24,280)	13.2
General corporate (expense) income	(10,315)	1,611	(740.3)	(30,363)	(6,274)	(383.9)
Earnings Before Income Taxes	$111,617	$104,368	6.9	$289,331	$293,970	(1.6)

Grocery Products: Grocery Products net sales decreased 3.8 percent for the fourth quarter and increased 2.5 percent for the year compared to fiscal 2002. Sales tonnage volume decreased 3.4 percent for the quarter but finished the year up 1.1 percent compared to fiscal 2002. Operating profit for Grocery Products decreased 25.9 percent for the quarter and increased 1.6 percent for the year compared to fiscal 2002. This segment experienced lower average raw material costs until late in the second quarter of fiscal 2003. Since that time, raw materials increased substantially while product pricing remained relatively stable thereby pressuring product margins and causing a reduction in third and fourth quarter profits.

Lower tonnage volume also impaired the operating profits of this segment. Fourth quarter tonnage volume declines compared to fiscal 2002 included Dinty Moore Classic Bakes dinner kit casseroles (down 4,766,000 lbs., or 74.5 percent) and Dinty Moore canned products (down 1,937,000 lbs., or 8.4 percent). The Dinty Moore Classic Bakes dinner kits comparison is to an initial pipeline sell-in, as this line was introduced late in the third quarter of fiscal 2002. Hormel chili posted a strong fourth quarter volume gain of 4,097,000 lbs. (12.9 percent) over fiscal 2002; however, significantly higher raw material costs, primarily beef, more than offset any positive impact on operating profits.

Refrigerated Foods: The Refrigerated Foods segment net sales were up 8.2 percent for the fourth quarter and 1.9 percent for the twelve months compared to fiscal 2002. Operating profit increased 183.3 and 44.8 percent for the quarter and fiscal year, respectively, compared to fiscal 2002. Sales tonnage decreased 8.0 percent for the quarter and 5.6 percent for the year compared to fiscal 2002 results. Tonnage volume was negatively affected by the discontinuance of hog processing, effective January 3, 2003, at the company’s Rochelle, Illinois, facility. The company’s hog processing for fiscal 2003 declined 9.8 percent to 6,904,000 hogs from 7,651,000 hogs for the comparable period of fiscal 2002. The Rochelle facility is being converted to a 100 percent value-added product processing facility, which will help meet the increasing demand for the company’s branded products.

Refrigerated Foods operating profit substantially increased in fiscal 2003 primarily due to the return of cash hog prices to more normal levels, allowing the company to purchase its raw materials under its hog procurement contracts at costs consistent with those hogs available in the cash market. This market turnaround began in the company’s third quarter and continued through the end of the year, resulting in strong second half results.

Prior to the second half recovery in cash hog markets, much of the progress achieved by the company in expanding its value-added portfolio of products was masked by the higher costs on procurement contracts. Product lines performing particularly well in the company’s Meat Products business unit, with fourth quarter volume gains over fiscal 2002, were premium dinner hams (up 760,000 lbs., or 6.0 percent), refrigerated entrees (up 872,000 lbs., or 16.8 percent), and deli products (up 1,221,000 lbs., or 4.4 percent). Volume growth was also enhanced as the Precept Foods operation continued to expand sales of its Hormel Always Tender branded products. The Precept Foods joint venture began shipping products in the third quarter of fiscal 2003.

The Foodservice business unit contributed to the improved operating profits as key product lines continued to achieve solid volume gains. Fourth quarter tonnage volume increases over the fiscal 2002 comparable quarter were 196,000 lbs. (17.5 percent) for Austin Blues BBQ products, 457,000 lbs. (27.8 percent) for Always Tender boneless pork, and 533,000 lbs. (12.0 percent) for Bread Ready meats. The third quarter 2002 launch of the café h line of products continues to progress with fourth quarter tonnage volume up 368,000 lbs. (265.4 percent) over fiscal 2002 and sequential volume up 118,000 lbs. (30.3 percent).

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the quarter and year increased 6.0 and 4.8 percent, respectively, compared to fiscal 2002 periods. Operating profit decreased 14.6 percent for the quarter and 40.1 percent for the year compared to fiscal 2002. Tonnage volume increased 3.4 percent for the quarter and 4.1 percent for the year compared to fiscal 2002 results. JOTS began scaling back its live turkey production in the third quarter of fiscal 2003 in order to accelerate its reduction of commodity product sales.

Throughout fiscal 2003, excess commodity turkey meat in the marketplace had a significant negative impact on JOTS profits. However, during the fourth quarter, industry supplies moderated and turkey meat commodity prices began increasing to more normal price levels.

Throughout fiscal 2003, JOTS enhanced its value-added product portfolio with strong tonnage volume growth over fiscal 2002. Notable value-added product performers with twelve month volume gains over fiscal 2002 were Jennie-O Turkey Store homestyle turkey breast (up 2,336,000 lbs., or 23.9 percent), Jennie-O Turkey Store oven roasted products (up 2,619,000 lbs., or 7.6 percent), and Jennie-O Turkey Store regular and savory seasoned frozen burgers (up 2,916,000 lbs., or 33.1 percent).

Specialty Foods: The Specialty Foods segment net sales were up 245.8 percent for the quarter and 144.7 percent for the twelve months compared to fiscal 2002. Operating profit increased 411.4 and 87.9 percent for the quarter and fiscal year, respectively, compared to fiscal 2002 results. Sales tonnage increased 185.4 and 131.6 percent for the quarter and twelve months, respectively, compared to fiscal 2002. The acquisitions of the Diamond Crystal Brands (DCB) in December 2002 and Century Foods International (CFI) in July 2003 provided a substantial increase to all segment measures in fiscal 2003. Excluding the results of these acquisitions, net sales increased 26.3 and 15.6 percent for the quarter and twelve months, respectively, compared to the comparable 2002 periods.

Excluding the fiscal 2003 acquisitions, the Hormel HealthLabs operating segment accounted for most of this segment’s growth with sales tonnage volume for the quarter and twelve months increasing 19.0 and 18.1 percent, respectively, compared to the comparable fiscal 2002 periods. Volume gains were experienced across all major product categories. Thickened beverages lead the way, posting fourth quarter and twelve month tonnage volume gains of 1,412,000 lbs. (21.5 percent) and 4,870,000 lbs. (19.0 percent), respectively, over the comparable 2002 periods.

The company’s integration of the DCB and CFI businesses are proceeding as planned. These fiscal 2003 acquisitions are providing new growth opportunities for the company and have already been accretive to the company’s consolidated earnings.

All Other: All Other net sales increased 16.4 percent for the fourth quarter and 2.8 percent for the year compared to the comparable fiscal 2002 periods. Operating profit increased 28.5 and 3.7 percent for the quarter and year, respectively, compared to fiscal 2002 results. Fourth quarter profit results are comparable but the twelve month operating profit comparison was negatively impacted by the third quarter fiscal 2002 discontinuation of equity-method accounting for the Campofrio Alimentacion, S.A. investment. Excluding the accounting change, Hormel Foods International experienced a strong year with the exports of key value-added products like Stagg chili and SPAM family of products, growing 372,000 lbs. (7.8 percent) and 1,347,000 lbs. (8.1 percent), respectively.

Dan’s Prize, Inc., marketer and seller of beef products, also contributed to the increased operating profits of this segment with particularly strong results in the fourth quarter due to enhanced product margins resulting from a strengthening beef market.

Vista International Packaging, Inc., the company’s food packaging subsidiary, ended fiscal 2003 with operating profits slightly down compared to strong operating results in fiscal 2002.

Unallocated Income and Expenses: The company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment income for the fourth quarter and year was a net expense of $6,645 and $21,079, respectively, compared to a net expense of $5,560 and $24,280 for the comparable periods of fiscal 2002. The twelve month decrease in expense compared to fiscal 2002 was due to investment income from market gains on the company’s rabbi trust for supplemental executive retirement plans and a third quarter dividend paid to the company by Campofrio Alimentacion, S.A., a 15.2 percent owned investment.

General corporate expense for the fourth quarter and year was $10,315 and $30,363, respectively, compared to general corporate income of $1,611 and expense of $6,274 for the comparable fiscal 2002 quarter and twelve months, respectively. The increase in general corporate expense for the fourth quarter and year was primarily due to higher pension costs of $3,200 and $12,800, respectively, and bad debt expense of $811 and $5,052, respectively, relating to the Fleming Companies’ bankruptcy. Also contributing were fourth quarter stock option expense of $1,887 and fourth quarter last-in, first-out inventory valuation adjustments of $3,136.

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

Liquidity and Capital Resources

Selected financial ratios at the end of fiscal 2004 and 2003 are as follows:

	2004	2003
Liquidity Ratios
Current ratio	2.2	1.9
Receivables turnover	16.9	14.8
Days sales in receivables	21.2	25.3
Inventory turnover	8.8	8.4
Days sales in inventory	43.4	46.1
Leverage Ratio
Long-term debt (including current maturities) to equity	27.0%	32.7%
Operating Ratios
Pretax profit to net worth	27.5%	24.4%
Pretax profit to total assets	14.8%	12.5%

Cash and cash equivalents were $288,881 at the end of fiscal 2004 compared to $97,976 at the end of fiscal 2003.

During fiscal 2004, cash provided by operating activities was $294,730 compared to $253,250 last year. The increase in cash provided by operating activities is primarily due to improved net earnings, combined with decreased accounts receivable balances resulting from improvements in the company’s receivables turnover. Inventories and liabilities also increased in fiscal 2004, driven by higher raw material costs as compared to the prior year.

Cash flow from operating activities provides the company with its principal source of liquidity. The company does not anticipate a significant risk to cash flow from this source in the foreseeable future because the company operates in a relatively stable industry and has strong products across several product lines.

Cash provided by investing activities was $18,319 in fiscal 2004 compared to cash used in investing activities of $394,280 in fiscal 2003. The cash provided by investing activities in fiscal 2004 primarily reflects the $84,249 proceeds received in the second quarter sale of the remaining equity interest in the Spanish food company Campofrio Alimentacion, S.A. and the $42,525 proceeds received in the third quarter sale of Vista International Packaging, Inc. The decrease in cash used for investing activities is also due to changes in the funding of various benefit plans. Fiscal 2003 investing activities included the company’s first quarter funding of $56,000 to a rabbi trust for supplemental executive retirement plans and deferred income plans and the third quarter contribution of $51,062 to its defined benefit pension plans. In the second quarter of fiscal 2004, the company contributed an additional $26,841 to those pension plans. The company does not anticipate any additional discretionary contributions to these plans during fiscal 2005.

Additionally, acquisitions of businesses represented a significant investment activity of the company in fiscal 2003 and 2004. Fiscal 2003 included the December 2002 acquisition of the Diamond Crystal Brands business (with a final purchase price of $124,528, including related costs) and the July 2003 acquisition of the Century Foods International (CFI) business. In fiscal 2004, the company paid an additional $2,053 following a final working capital valuation for CFI, resulting in a final purchase price of $118,552, including related costs. The company also acquired the Chi-Chi’s trademark for $2,241 and purchased the assets of Concept Foods, Inc. for $17,102 during the fourth quarter. The company continues to pursue acquisition opportunities that complement its growth strategies and product offerings.

Fiscal 2004 fixed asset expenditures were $80,363 compared to $67,104 in the prior year. The company estimates its fiscal 2005 expenditures will increase to $100,000 and exceed estimated depreciation expense. The main reason for the expected increase is a new further processing plant being built in Albert Lea, Minnesota, that will be utilized by the Refrigerated Foods segment.

Cash used in financing activities was $122,144 in fiscal 2004 compared to $70,557 in fiscal 2003. The higher amount of cash used in fiscal 2004 includes an increase of $18,356 in principal payments on the company’s long term debt compared to fiscal 2003. Cash dividends paid to the company’s shareholders also continues to be a significant financing activity for the company. Dividends paid in fiscal 2004 were $61,343 compared to $57,092 paid in the previous fiscal year. The company has paid dividends for 305 consecutive quarters and expects to continue doing so in the future. The annual dividend for fiscal 2005 will increase to $.52 per share, up from $.45 per share in fiscal 2004, representing the company’s 39th consecutive annual dividend increase.

Additionally, $37,525 was used for common stock repurchases in fiscal 2004 compared to $6,119 in the prior year. During the year, the company repurchased 1,379,400 shares of its common stock at an average price per share of $27.21 under the repurchase plan approved by the company’s Board of Directors in October 2002. These repurchases result in a total of 1,601,628 shares having been repurchased under this 10 million share repurchase plan through October 30, 2004.

The company is required, by certain covenants in its debt agreements, to maintain specified levels of financial ratios and balance sheet position. At the end of fiscal 2004, the company was in compliance with all of these debt covenants.

Contractual Obligations and Commercial Commitments

The following table outlines the company’s future contractual financial obligations as of October 30, 2004. (For additional information regarding these obligations, see Note E “Long-term Debt and Other Borrowing Arrangements” and Note H “Commitments and Contingencies.”)

	Payments Due by Periods
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Purchase obligations:
Hog and turkey commitments(1)	$2,441,667	$634,736	$726,789	$319,517	$760,625
Grain commitments(1)	30,511	29,201	1,310	—	—
Turkey grow-out contracts(2)	75,041	10,736	13,745	11,006	39,554
Other(3)	108,574	72,057	23,929	12,588	—
Long-term debt	377,270	15,760	11,450	59	350,001
Interest payments on long-term debt	164,036	24,577	46,709	46,375	46,375
Capital expenditures(4)	57,681	57,681	—	—	—
Leases	27,857	9,354	13,838	3,982	683
Other long-term liabilities(5)	69,667	8,071	17,949	14,649	28,998
Total Contractual Cash Obligations	$3,352,304	$862,173	$855,719	$408,176	$1,226,236

(1)          In the normal course of business, the company commits to purchase fixed quantities of livestock and grain from producers to ensure a steady supply of production inputs. Certain of these contracts are based on market prices at the time of delivery, for which the company has estimated the purchase commitment using current market prices as of October 30, 2004. The company also utilizes various hedging programs to manage the price risk associated with these commitments. As of October 30, 2004, these hedging programs result in a net reduction of $2,462 in future cash payments associated with the purchase commitments in fiscal 2005, which is not reflected in the table above.

(2)          The company also utilizes grow-out contracts with independent farmers to raise turkeys for the company. Under these contracts, livestock, feed, and other supplies are owned by the company. The farmers provide the required labor in facilities that they either own or sublease from the company and receive a fee per pound when the turkeys are delivered. As of October 30, 2004, the company had approximately 100 active contracts ranging from two to twenty-five years in duration. The grow-out activity is assumed to continue through the term of these active contracts and amounts in the table represent the company’s obligation based on turkeys expected to be delivered from these farmers.

(3)          Amounts presented for other purchase obligations represent all known open purchase orders and all known contracts exceeding $1,000, related to the procurement of materials, supplies, and various services. The company primarily purchases goods and services on an as-needed basis, with no unconditional commitment. Therefore, the amounts in the table represent only a portion of expected future cash expenditures.

(4)          Amounts presented for capital expenditures represent only the company’s short-term commitments to complete construction in progress at various Hormel Foods and Jennie-O Turkey Store locations. The company estimates total capital expenditures for fiscal 2005 to be $100,000.

(5)          Other long-term liabilities primarily represents payments under the company’s deferred compensation plans and minimum payments required under supply agreements related to the sale of Vista International Packaging, Inc. Minority interest related to the Precept Foods operation is not included in the table above. Payments under the company’s defined benefit pension and other postretirement benefit plans are also excluded from the table. (See estimated benefit payments for the next ten fiscal years in Note F “Pension and Other Postretirement Health Care Benefits.”)

In addition to the commitments set forth in the above table, at October 30, 2004, the company had $62,263 in standby letters of credit issued on behalf of the company. The standby letters of credit are primarily related to the company’s self-insured workers’ compensation programs and collateral required for an Internal Revenue Service refund, pending audit completion.

The company believes its financial resources, including a three-year revolving credit facility for $150,000 and anticipated funds from operations, will be adequate to meet all current commitments.

Off-Balance Sheet Arrangements

The company enters into various agreements guaranteeing specified obligations of affiliated parties. In some cases, the company guarantees payment for raw materials that were purchased by a supplier of Hormel Foods. In other cases, the company provides a standby letter of credit for obligations of an affiliated party that may arise under worker compensation claims. The company’s guarantees either terminate in one year or remain in place until such time as Hormel Foods revokes the agreement. Total guarantees provided by the company, as of October 30, 2004, amounted to $3,604. These potential obligations are not reflected in the company’s consolidated balance sheet.

Forward-Looking Statements

This report may contain “forward-looking” information within the meaning of the federal securities laws. The “forward-looking” information may include statements concerning the company’s outlook for the future as well as other statements of beliefs, future plans, strategies, or anticipated events and similar expressions concerning matters that are not historical facts. “Forward-looking” statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. Among the factors that may affect the operating results of the company are the following: (i) fluctuations in the cost and availability of raw materials, such as commodity pork, poultry, and feed grain costs; (ii) changes in the availability and relative costs of labor; (iii) market conditions for finished products, including the supply and pricing of alternative proteins; (iv) effectiveness of advertising and marketing programs; (v) changes in consumer purchasing behavior; (vi) the ability of the company to successfully integrate newly acquired businesses into existing operations; (vii) risks associated with leverage, including cost increases due to rising interest rates; (viii) changes in domestic or foreign regulations and laws, including changes in accounting standards, environmental laws, occupational, health, and safety laws; (ix) issues related to food safety, including costs resulting from product recalls, regulatory compliance, and any related claims or litigation; (x) adverse results from ongoing litigation; (xi) access to foreign markets together with foreign economic conditions, including currency fluctuations; and (xii) the effect of, or changes in, general economic conditions. Please refer to Exhibit 99.1 attached to the company’s Annual Report on Form 10-K for fiscal year ending October 30, 2004, for further information on the company’s position regarding “forward-looking” information.

Quantitative and Qualitative Disclosure About Market Risks

Hog Markets: The company’s earnings are affected by fluctuations in the live hog market. To minimize the impact on earnings, the company has entered into contracts with producers for the purchase of hogs at formula-based prices over periods of up to 15 years. Contract formulas are based on hog production costs, hog futures, or hog primal values. Purchased hogs under contract accounted for 67 percent and 79 percent of the total hogs purchased by the company in fiscal 2004 and 2003, respectively. A hypothetical 10 percent change in the cash market would have impacted approximately 33 percent and 21 percent of the hogs purchased in fiscal 2004 and 2003, respectively, and would have had an immaterial effect on the company’s results of operations. The contracts reduce volatility in hog prices and ensure a steady supply of quality hogs.

Certain procurement contracts allow for future hog deliveries (firm commitments) to be forward priced. The company generally hedges these firm commitments by purchasing hog futures contracts. These futures contracts are designated and accounted for as fair value hedges. The change in the market value of such futures contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Changes in the fair value of the futures contracts, along with the gain or loss on the firm commitment, are marked-to-market through earnings and are recorded on the consolidated statement of financial position as a current asset and liability, respectively. The fair value of the company’s open futures contracts as of October 30, 2004, was $(662).

The company measures its market risk exposure on its October 30, 2004, hog futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in market prices. A 10 percent increase in market prices would have negatively impacted the fair value of the company’s October 30, 2004, open contracts by $(1,747), which in turn would have lowered the company’s cost of purchased hogs by a similar amount.

Turkey Markets: The company raises or contracts on a yearly basis for live turkeys. Production costs in raising turkeys are subject primarily to fluctuations in feed grain prices and, to a lesser extent, fuel costs. To reduce the company’s exposure to changes in grain prices, the company utilizes a hedge program to offset the fluctuation in the company’s future direct grain purchases. This program utilizes corn and soybean meal futures, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value of $(638), before tax, on the consolidated statement of financial position as of October 30, 2004.

The company measures its market risk exposure on its grain futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for grain. A 10 percent decrease in the market price for grain would have negatively impacted the fair value of the company’s October 30, 2004, open grain contracts by $(3,003), which in turn would have lowered the company’s cost on purchased grain by a similar amount.

Long-Term Debt: A principal market risk affecting the company is the exposure to changes in interest rates on the company’s fixed-rate, long-term debt. As of October 30, 2004, fixed-rate debt totaled $372,570 at rates ranging from 6.625 to 8.16 percent. Market risk for fixed-rate, long-term debt is estimated as the potential increase in fair value resulting from a hypothetical 10 percent decrease in interest rates, and amounts to approximately $10,288. The fair values of the company’s long-term debt were estimated using discounted future cash flows based on the company’s incremental borrowing rates for similar types of borrowing arrangements.

International: The fair values of certain company assets are subject to fluctuations in foreign currencies. The majority of these assets were eliminated in the second quarter of fiscal 2004 when the company sold its remaining equity interest in the Spanish food company Campofrio Alimentacion, S.A. The company’s remaining net asset position in foreign currencies as of October 30, 2004, was $65,420, with most of the exposure existing in Philippine pesos and Chinese yuan. Changes in currency exchange rates impact the fair values of company assets either currently through the consolidated statement of operations as currency gains/losses, or by affecting other comprehensive income/loss.

The company measures its foreign currency exchange risk by using a 10 percent sensitivity analysis on the company’s primary foreign net asset position, the Philippine peso, as of October 30, 2004. A 10 percent strengthening in the value of the peso relative to the U.S. dollar would result in other comprehensive income of $3,554, pre-tax. A 10 percent weakening in the value of the peso relative to the U.S. dollar would result in other comprehensive loss of the same amount.

Responsibility for Financial Statements

The accompanying financial statements were prepared by the management of Hormel Foods Corporation which is responsible for their integrity and objectivity. These statements have been prepared in accordance with U.S. generally accepted accounting principles appropriate in the circumstances and, as such, include amounts that are based on our best estimates and judgments.

Hormel Foods Corporation has developed a system of internal controls designed to assure that the records reflect the transactions of the company and that the established policies and procedures are adhered to. This system is augmented by well-communicated written policies and procedures, a strong program of internal audit, and well-qualified personnel.

These financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm, and their report appears on this page. Their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and includes a review of the company’s accounting and financial controls and tests of transactions.

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

Please refer to Exhibits 31.1 and 31.2 attached to the company’s Annual Report on Form 10-K for the fiscal year ending October 30, 2004, for certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

/s/ Joel W. Johnson	/s/ Michael J. McCoy

Joel W. Johnson Chairman of the Board	Michael J. McCoy Executive Vice President
and Chief Executive Officer	and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Hormel Foods Corporation

Austin, Minnesota

We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 30, 2004, and October 25, 2003, and the related consolidated statements of operations, changes in shareholders’ investment, and cash flows for each of the three years in the period ended October 30, 2004. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 30, 2004, and October 25, 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 30, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Minneapolis, Minnesota November 22, 2004

Consolidated Statements of Financial Position

(Dollars In Thousands, Except Per Share Amounts)	October 30, 2004	October 25, 2003

Assets

Current Assets
Cash and cash equivalents	$288,881	$97,976
Accounts receivable	272,738	291,481
Inventories	425,655	403,213
Deferred income taxes	29,254	14,732
Prepaid expenses and other current assets	12,875	16,572
Total Current Assets	1,029,403	823,974

Goodwill	417,728	414,258

Other Intangibles	95,214	95,728

Net Pension Assets	67,037	65,290

Investments in and Receivables from Affiliates	55,232	138,357

Other Assets	165,117	154,172

Property, Plant, and Equipment
Land	25,872	26,157
Buildings	455,860	436,660
Equipment	948,244	902,652
Construction in progress	44,666	46,057
	1,474,642	1,411,526
Less allowance for depreciation	(770,405)	(710,184)
	704,237	701,342
Total Assets	$2,533,968	$2,393,121

Liabilities and Shareholders’ Investment

Current Liabilities
Accounts payable	$203,563	$195,826
Accrued expenses	31,435	33,996
Accrued marketing expenses	71,855	62,799
Employee compensation	94,548	84,658
Taxes, other than federal income taxes	13,569	21,647
Dividends payable	15,673	14,594
Federal income taxes	17,963	14,175
Current maturities of long-term debt	15,760	14,295
Total Current Liabilities	464,366	441,990

Long-term Debt – less current maturities	361,510	395,273

Accumulated Postretirement Benefit Obligation	257,392	255,914

Other Long-term Liabilities	47,128	36,247

Deferred Income Taxes	4,324	10,962

Shareholders’ Investment
Preferred stock, par value $.01 a share – authorized 80,000,000 shares; issued – none
Common stock, nonvoting, par value $.01 a share – authorized 200,000,000 shares; issued – none
Common stock, par value $.0586 a share – authorized 400,000,000 shares; issued 137,875,211 shares October 30, 2004 issued 138,596,084 shares October 25, 2003	8,079	8,122
Additional paid-in capital	0	4,073
Accumulated other comprehensive loss	(23,534)	(25,144)
Retained earnings	1,414,703	1,265,684
Total Shareholders’ Investment	1,399,248	1,252,735
Total Liabilities and Shareholders’ Investment	$2,533,968	$2,393,121

See notes to consolidated financial statements.

Consolidated Statements of Operations

	Fiscal Year Ended
(In Thousands, Except Per Share Amounts)	October 30, 2004	October 25, 2003	October 26, 2002

Net sales	$4,779,875	$4,200,328	$3,910,314
Cost of products sold	3,658,870	3,187,175	2,947,461
Gross Profit	1,121,005	1,013,153	962,853

Expenses:
Selling and delivery	621,694	583,964	558,354
Administrative and general	146,488	124,665	93,990
Gain on sale of business	(18,063)	0	0
Total Expenses and Gain on Sale of Business	750,119	708,629	652,344
Equity in earnings of affiliates	6,458	5,886	7,741
Operating Income	377,344	310,410	318,250

Other income and expense:
Interest and investment income	14,363	10,785	7,145
Interest expense	(27,142)	(31,864)	(31,425)
Earnings Before Income Taxes	364,565	289,331	293,970
Provision for income taxes	132,902	103,552	104,648
Net Earnings	$231,663	$185,779	$189,322

Net Earnings Per Share:
Basic	$1.67	$1.34	$1.36
Diluted	$1.65	$1.33	$1.35

Weighted-Average Shares Outstanding:
Basic	138,596	138,440	138,706
Diluted	140,179	139,710	140,292

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Investment

(In Thousands,	Common Stock		Treasury Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Total Shareholders’
Except Per Share Amounts)	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Investment

Balance at October 27, 2001	138,663	$8,126	0	$0	$3,143	$1,010,473	$(25,861)	$995,881

Comprehensive Income
Net earnings						189,322		189,322
Foreign currency translation							3,822	3,822
Unrealized loss on available- for-sale securities							(10,609)	(10,609)
Deferred hedging							(2,583)	(2,583)
Adjustment in minimum pension liability							2,272	2,272
Comprehensive Income								182,224
Purchases of common stock			(484)	(10,762)				(10,762)
Exercise of stock options	176	10	56	1,251	736	11		2,008
Shares retired	(428)	(25)	428	9,511	(3,879)	(5,607)		0
Cash dividends – $.39 per share						(54,096)		(54,096)
Balance at October 26, 2002	138,411	$8,111	0	$0	$0	$1,140,103	$(32,959)	$1,115,255

Comprehensive Income
Net earnings						185,779		185,779
Foreign currency translation							(913)	(913)
Unrealized gain on available-for-sale securities							15,536	15,536
Deferred hedging, net of reclassification adjustment							205	205
Adjustment in minimum pension liability							(7,013)	(7,013)
Comprehensive Income								193,594
Purchases of common stock			(279)	(6,119)				(6,119)
Stock option expense					1,887			1,887
Exercise of stock options	185	11	279	6,110	2,195	(2,080)		6,236
Shares retired				9	(9)			0
Cash dividends – $.42 per share						(58,118)		(58,118)
Balance at October 25, 2003	138,596	$8,122	0	$0	$4,073	$1,265,684	$(25,144)	$1,252,735

Comprehensive Income
Net earnings						231,663		231,663
Foreign currency translation							8,776	8,776
Unrealized loss on available- for-sale securities							(4,927)	(4,927)
Deferred hedging, net of reclassification adjustment							(110)	(110)
Adjustment in minimum pension liability							(2,129)	(2,129)
Comprehensive Income								233,273
Purchases of common stock			(1,379)	(37,525)				(37,525)
Stock option expense					4,201			4,201
Exercise of stock options	321	18	337	8,645	322			8,985
Shares retired	(1,042)	(61)	1,042	28,880	(8,596)	(20,223)		0
Cash dividends – $.45 per share						(62,421)		(62,421)
Balance at October 30, 2004	137,875	$8,079	0	$0	$0	$1,414,703	$(23,534)	$1,399,248

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
(In Thousands)	October 30, 2004	October 25, 2003	October 26, 2002

Operating Activities
Net earnings	$231,663	$185,779	$189,322
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	87,675	83,374	82,240
Amortization of intangibles	7,070	4,646	998
Equity in earnings of affiliates	(5,884)	(5,000)	(6,799)
Provision for deferred income taxes	(15,654)	(4,592)	3,052
(Gain) loss on property/equipment sales and plant facilities	(432)	2,519	619
Gain on sales of business and investment	(24,285)	0	0
Changes in operating assets and liabilities net of acquisitions:
Decrease (increase) in accounts receivable	14,803	(10,636)	32,655
(Increase) decrease in inventories, prepaid expenses, and other current assets	(28,964)	(24,303)	9,250
Increase in accounts payable and accrued expenses	23,772	17,697	15,524
Other	4,966	3,766	0
Net Cash Provided by Operating Activities	294,730	253,250	326,861

Investing Activities
Sale of held-to-maturity securities	3,120	0	20,000
Purchase of held-to-maturity securities	(3,250)	0	(20,000)
Acquisitions of businesses	(21,452)	(240,970)	(476)
Purchases of property/equipment	(80,363)	(67,104)	(64,465)
Proceeds from sales of property/equipment	2,903	5,085	9,800
Proceeds from sales of business and investment	126,774	0	0
(Increase) in investments, equity in affiliates and other assets	(9,413)	(91,291)	(7,575)
Dividends from affiliates	0	0	2,104
Net Cash Provided by (Used In) Investing Activities	18,319	(394,280)	(60,612)

Financing Activities
Proceeds from short-term debt	0	60,000	0
Principal payments on short-term debt	0	(60,000)	0
Proceeds from long-term debt	0	42	3,263
Principal payments on long-term debt	(32,298)	(13,942)	(84,504)
Dividends paid on common stock	(61,343)	(57,092)	(53,437)
Share repurchase	(37,525)	(6,119)	(10,762)
Other	9,022	6,554	2,478
Net Cash Used in Financing Activities	(122,144)	(70,557)	(142,962)
Increase (Decrease) in Cash and Cash Equivalents	190,905	(211,587)	123,287
Cash and cash equivalents at beginning of year	97,976	309,563	186,276
Cash and Cash Equivalents at End of Year	$288,881	$97,976	$309,563

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements October 30, 2004

• note A

Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Hormel Foods Corporation and all of its majority-owned subsidiaries after elimination of all material intercompany accounts, transactions, and profits.

Reclassifications: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation and to conform with recent accounting pronouncements and guidance. The reclassifications had no impact on net earnings as previously reported.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal Year: The company’s fiscal year ends on the last Saturday in October. Fiscal year 2004 consisted of 53 weeks and fiscal years 2003 and 2002 consisted of 52 weeks. Beginning in 2005, the company’s fiscal year will end on the last Sunday in October.

Cash and Cash Equivalents and Short-term Marketable Securities: The company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The company classifies investments with an original maturity of more than three months on their acquisition date as short-term marketable securities.

Inventories: Inventories are stated at the lower of cost or market. Livestock and the materials portion of products are valued on the first-in, first-out method with the exception of the materials portion of turkey products, which are valued on the last-in, first-out method. Substantially all inventoriable expenses, packages, and supplies are valued by the last-in, first-out method.

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

Goodwill and Intangibles: Goodwill and other intangibles are originally recorded at their estimated fair values at date of acquisition. Goodwill and indefinite-lived intangibles are no longer amortized but are tested annually for impairment, or more frequently if impairment indicators arise. Definite-lived intangibles are amortized over their estimated useful lives and are evaluated for impairment annually, or more frequently if impairment indicators are present, using a process similar to that used to test long-lived assets for impairment.

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

In the first quarter of fiscal 2003, the company’s Jennie-O Turkey Store subsidiary announced it would close its Heartland Foods processing plant in Marshall, Minnesota, effective February 28, 2003. The company classified the Marshall facility as an “asset to be disposed of by sale” in accordance with Statement of Financial Accounting Standard (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In fiscal 2003, the company recognized a pre-tax loss of $2.5 million in cost of products sold to write the asset down to fair value. The $1.8 million carrying value of the plant was included in other assets on the consolidated balance sheet. In fiscal 2004, the company recognized an additional writedown of $0.6 million to adjust the asset to fair value. The asset was sold in fiscal 2004.

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

Accumulated Other Comprehensive Loss: The components of accumulated other comprehensive loss are as follows:

(In Thousands)	Foreign Currency Translation	Minimum Pension Liability	Unrealized Gain (Loss) on Available- for-Sale Securities	Deferred Loss – Hedging	Accumulated Other Comprehensive Loss
Balance at October 27, 2001 (net of tax)	$(16,908)	$(8,953)			$(25,861)
Unrealized gains (losses)	3,822	3,610	$(10,609)	$(2,583)	(5,760)
Tax effect		(1,338)			(1,338)
Net of Tax Amount	3,822	2,272	(10,609)	(2,583)	(7,098)
Balance at October 26, 2002	(13,086)	(6,681)	(10,609)	(2,583)	(32,959)
Unrealized gains (losses)	(913)	(11,142)	19,036	(4,954)	2,027
Reclassification into net earnings				3,759	3,759
Tax effect		4,129	(3,500)	1,400	2,029
Net of Tax Amount	(913)	(7,013)	15,536	205	7,815
Balance at October 25, 2003	(13,999)	(13,694)	4,927	(2,378)	(25,144)
Unrealized gains (losses)	8,776	(4,131)	(4,927)	(6,260)	(6,542)
Reclassification into net earnings				6,035	6,035
Tax effect		2,002		115	2,117
Net of Tax Amount	8,776	(2,129)	(4,927)	(110)	1,610
Balance at October 30, 2004	$(5,223)	$(15,823)	$0	$(2,488)	$(23,534)

Derivatives and Hedging Activity: The company uses commodity and currency futures to manage its exposure to price fluctuations in those markets. The futures contracts are recorded at fair value on the balance sheet within prepaid expenses and other current assets. Additional information on hedging activities is presented in Note J.

Equity Method Investments: The company has a number of investments in joint ventures and other entities where its voting interests are in excess of 20 percent but not greater than 50 percent. The company accounts for such investments under the equity method of accounting, and its underlying share of each investee’s equity is reported in the consolidated balance sheet as part of investments in affiliates. The only material equity method investment is a 40 percent ownership interest in a Philippine joint venture, Purefoods-Hormel Company, which has an October 30, 2004, book value of $35.5 million.

The company regularly monitors and evaluates the fair value of its equity investments. If events and circumstances indicate that a decline in the fair value of these assets has occurred and is other than temporary, the company will record a charge in “equity in earnings of affiliates.” The company’s equity investments do not have a readily determinable fair value as none of them are publicly traded. The fair values of the company’s private equity investments are determined by discounting the estimated future cash flows of each entity. These cash flow estimates include assumptions on growth rates and future currency exchange rates. The company did not record an impairment charge on any of its equity investments in fiscal 2004, 2003, or 2002.

At the end of the third quarter of fiscal 2002, the company changed from the equity method to the cost method of accounting for its investment in Campofrio Alimentacion, S.A., a publicly traded company in Spain, because its ownership level was reduced below 20 percent. This investment was sold in fiscal 2004 for a pre-tax gain of $6.2 million. As of October 25, 2003, the investment was recorded at a market value of $86.4 million with unrealized gains of $4.9 million, net of tax, reflected in accumulated other comprehensive loss.

Revenue Recognition: The company recognizes sales upon delivery of its products to customers, net of applicable provisions for discounts, returns, and allowances. Products are delivered upon receipt of customer purchase orders with acceptable terms, including price and collectibility that is reasonably assured.

The company offers various sales incentives to customers and consumers. Incentives that are offered off-invoice include prompt pay allowances, spoilage allowances, and temporary price reductions. These incentives are recognized as a reduction of revenue at the time title passes. Coupons are used as an incentive for consumers to purchase various products. The coupons reduce revenues at the time they are offered. Promotional contracts and voluntary promotions are performed by customers to promote the company’s products to the consumers. These incentives reduce revenues at the time of performance through direct payments and accrued promotional funds. Accrued promotional funds are unpaid liabilities for promotional contracts and voluntary promotions in process or completed at the end of a quarter or fiscal year. Promotional contract accruals are based on a review of the unpaid outstanding contracts on which performance has taken place. Voluntary performance accruals are based on the historical spend rates by product lines. Estimates used to determine the revenue reduction include the level of customer performance and the historical spend rate versus contracted rates.

Advertising Expenses: Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with samples and market research. Advertising costs for fiscal 2004, 2003, and 2002 were $78.2 million, $83.5 million, and $89.4 million, respectively.

Shipping and Handling Costs: Shipping and handling costs are recorded as selling and delivery expenses. Shipping and handling costs for fiscal 2004, 2003, and 2002 were $317.0 million, $284.2 million, and $267.1 million, respectively.

Research and Development Expenses: Research and development costs are expensed as incurred and are included in administrative and general expenses. Research and development expenses incurred for fiscal 2004, 2003, and 2002 were $15.9 million, $13.2 million, and $12.1 million, respectively.

Income Taxes: The company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

Employee Stock Options: In the fourth quarter of fiscal 2003, the company adopted the fair value method of accounting for employee stock options in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” The company has elected to use the prospective method to recognize stock-based compensation expense. Accordingly, the company will continue to use the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for employee stock options granted prior to fiscal 2003. Under the intrinsic value method, no compensation expense was recognized in years prior to fiscal 2003 because options were granted at current market prices.

Because employee stock options generally vest over four years and the company has elected to use the prospective method in transitioning to fair value accounting, reported stock options expense will continue to increase through fiscal 2006. Additional information on employee stock options is presented in Note I.

Pro forma amounts if the company had used the fair value method in accounting for all employee stock options are as follows:

	Year Ended
	October 30,	October 25,	October 26,
(In Thousands)	2004	2003	2002
Net earnings, as reported	$231,663	$185,779	$189,322

Add: Stock-based compensation expense included in reported net earnings, net of related tax effects	2,568	1,188	—

Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(4,821)	(4,437)	(3,564)
Pro Forma Net Earnings	$229,410	$182,530	$185,758

Earnings per share:
Basic – as reported	$1.67	$1.34	$1.36
Basic – pro forma	$1.66	$1.32	$1.34

Diluted – as reported	$1.65	$1.33	$1.35
Diluted – pro forma	$1.64	$1.31	$1.32

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

(In Thousands)	2004	2003	2002
Basic weighted-average shares outstanding	138,596	138,440	138,706

Dilutive potential common shares	1,583	1,270	1,586
Diluted weighted-average shares outstanding	140,179	139,710	140,292

Accounting Changes and Recent Accounting Pronouncements: In December 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 132 (Revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” which improves financial statement disclosures for defined benefit plans. This Statement incorporates all of the original disclosure requirements from SFAS 132 and adds additional annual disclosures that will provide more information about pension plan assets, obligations, cash flows, and net benefit cost. It does not change the measurement of recognition of those plans required by SFAS 87, “Employers’ Accounting for Pensions,” SFAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” and SFAS 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions.” The disclosure rules apply to annual financial statements for fiscal years ending after December 15, 2003, and for interim periods beginning after December 15, 2003. The year end disclosure provisions of the Statement are presented in Note F.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”) was signed into law. The provisions of the Act provide for a federal subsidy for plans that provide prescription drug benefits that are at least actuarially equivalent to Medicare Part D, and alternatively would allow prescription drug plan sponsors to coordinate with the Medicare benefit. On May 19, 2004, the FASB issued Staff Position (FSP) No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” offering guidance on accounting for the effects of the Act. FSP No. 106-2 specifies that the subsidy initially received under the Act is recorded as an actuarial gain to the accumulated postretirement benefit obligation (APBO), and amortized over future service periods. Future subsidies or reductions in covered claims will reduce periodic service costs. FSP No. 106-2 is effective for the first interim or annual period beginning after June 15, 2004. During the third quarter of fiscal 2004, the company determined its plan to be at least actuarially equivalent based on an analysis of the net company cost, and chose to retroactively adopt the provisions of the Act back to the date of enactment. The required disclosure provisions are presented in Note F. As additional guidance is issued by the federal government for determining actuarial equivalency, this determination is subject to current interpretation and could require the company to change previously reported information.

• note B

Divestitures and Acquisitions

Effective June 30, 2004, the company completed the sale of Vista International Packaging, Inc., the company’s food packaging subsidiary. The company recorded an $18.1 million pre-tax gain ($11.5 million after-tax, or $.08 per share) in the third quarter of fiscal 2004 related to the sale.

On October 18, 2004, the company purchased the assets of Concept Foods, Inc. (Concept) for $17.1 million in cash. Concept, located in Alma, Kansas, was renamed Alma Foods, LLC upon acquisition. Alma Foods manufactures a wide variety of fully-cooked entrees.

On July 31, 2003, the company purchased the assets of Century Foods International (CFI) for $116.5 million in cash, including related costs. In the first quarter of fiscal 2004, an additional payment of $2.1 million was made following a final working capital valuation. CFI, located in Sparta, Wisconsin, manufactures nutritional products, dairy proteins and blends, and cheese products.

On December 30, 2002, the company purchased 100 percent of the outstanding stock of the Imperial Sugar Company subsidiaries operating the Diamond Crystal Brands (DCB) business for $124.5 million in cash, including related costs. DCB, headquartered in Savannah, Georgia, packages and sells various sugar and sugar substitute products, salt and pepper products, savory products, drink mixes, and dessert mixes to retail and foodservice customers.

The operating results of each acquisition are included in the company’s consolidated statement of operations from the dates of acquisition. No divestitures or acquisitions in fiscal 2004, 2003, or 2002 were material individually or in aggregate.

• note C

Inventories

Principal components of inventories are:

(In Thousands)	October 30, 2004	October 25, 2003
Finished products	$258,941	$229,530
Raw materials and work-in-process	126,139	130,841
Materials and supplies	77,329	76,563
LIFO reserve	(36,754)	(33,721)
Total	$425,655	$403,213

Inventoriable expenses, packages, supplies, and turkey products amounting to approximately $85.5 million at October 30, 2004, and $91.1 million at October 25, 2003, are stated at cost determined by the last-in, first-out method and are $36.8 million and $33.7 million lower in the respective years than such inventories determined under the first-in, first-out method.

• note D

Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the fiscal years ended October 30, 2004, and October 25, 2003, are presented in the table below. The amounts presented for goodwill acquired in fiscal 2003 reflect the acquisitions of Diamond Crystal Brands and Century Foods International. The purchase adjustments in fiscal 2004 relate to finalizing the purchase accounting for those acquisitions, including a payment of $2.1 million in the first quarter following a final working capital valuation for Century Foods International.

(In Thousands)	Grocery Products	Refrigerated Foods	JOTS	Specialty Foods	Other	Total
Balance as of October 26, 2002	$40,551	$5,237	$203,214	$58,718	$2,352	$310,072
Goodwill acquired	0	0	0	104,186	0	104,186
Reclassifications	13	(13)	0	0	0	0
Balance as of October 25, 2003	40,564	5,224	203,214	162,904	2,352	414,258
Purchase adjustments	0	0	0	3,470	0	3,470
Balance as of October 30, 2004	$40,564	$5,224	$203,214	$166,374	$2,352	$417,728

The gross carrying amount and accumulated amortization for definite-lived intangible assets are presented in the table below. The increase in fiscal 2004 relates primarily to the acquisition of $4.3 million of proprietary formulas from Concept Foods, Inc. during the fourth quarter.

	October 30, 2004			October 25, 2003
(In Thousands)	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life (in years)
Formulas	$13,195	$(3,460)	7.9	$8,880	$(2,096)	6.9
Non-compete covenants	12,740	(4,511)	5.0	12,740	(1,918)	5.0
Proprietary software & technology	8,970	(1,076)	11.6	8,970	(306)	11.6
Customer lists	5,420	(870)	8.6	5,420	(189)	8.6
Distribution network	3,100	(572)	10.0	3,100	(256)	10.0
Other intangibles	6,292	(3,308)	4.3	4,820	(1,386)	5.1
Total	$49,717	$(13,797)	7.6	$43,930	$(6,151)	7.6

Amortization expense for the fiscal years ended October 30, 2004, and October 25, 2003, was $7.1 million and $4.6 million, respectively.

Estimated annual amortization expense (in thousands) for the five fiscal years after October 30, 2004, is as follows:

2005	$7,372
2006	6,700
2007	6,309
2008	3,874
2009	2,576

The carrying amounts for indefinite-lived intangible assets are presented in the table below. The fiscal 2004 increase is primarily due to the fourth quarter purchase of the Chi-Chi’s trademark for $2.2 million.

(In Thousands)	October 30, 2004	October 25, 2003
Brand/tradename/trademarks	$59,110	$57,765
Other intangibles	184	184
Total	$59,294	$57,949

During the fourth quarter of fiscal 2004, the company completed the required annual impairment tests of indefinite-lived intangible assets and goodwill with no material impairment indicated. Useful lives of intangible assets were also reviewed during this process. As a result, a trademark with $0.8 million in carrying value was reclassified from indefinite-lived to definite-lived intangible assets and will be amortized over its remaining useful life beginning in fiscal 2005.

• note E

Long-term Debt and Other Borrowing Arrangements

Long-term debt consists of:

(In Thousands)	October 30, 2004	October 25, 2003
Senior unsecured notes, with interest at 6.625%, interest due semi-annually through 2011	$350,000	$350,000
Medium-term unsecured notes, with interest at 7.35%, principal and interest due annually through 2006	21,429	32,143
Industrial revenue bonds with variable interest rates, due 2005	4,700	4,700
Variable rate – revolving credit agreements; paid in 2004	0	18,000
Medium-term secured notes with variable rates, principal and interest due semi-annually through 2004, secured by various equipment; paid in 2004	0	3,239
Other	1,141	1,486
	377,270	409,568
Less current maturities	15,760	14,295
Total	$361,510	$395,273

At October 30, 2004, the current interest rate on outstanding variable rate debt was 1.9%.

As of October 30, 2004, the company has unused lines of credit of $150.0 million which bear interest at variable rates below prime. A fixed fee is paid for the availability of these credit lines.

The company is required, by certain covenants in its debt agreements, to maintain specified levels of financial ratios and balance sheet position. At the end of the current fiscal year, the company was in compliance with all of these covenants.

Aggregate annual maturities of long-term debt for the five fiscal years after October 30, 2004, are as follows :

(In Thousands)
2005	$15,760
2006	11,085
2007	365
2008	55
2009	4

Total interest paid during fiscal 2004, 2003, and 2002 was $27.1 million, $32.5 million, and $31.6 million, respectively. Based on borrowing rates currently available to the company for long-term financing with similar terms and average maturities, the fair value of long-term debt, including current maturities, utilizing discounted cash flows, is $423.6 million.

• note F

Pension and Other Postretirement Health Care Benefits

The company has several noncontributory defined benefit plans and defined contribution plans covering most employees. Total costs associated with the company’s defined contribution benefit plans in fiscal 2004, 2003, and 2002 were $18.7 million, $17.0 million, and $15.8 million, respectively. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service, while plan benefits covering salaried employees are based on final average compensation. As part of the company’s sales reorganization that took place in fiscal 2004, the company offered early retirement packages to certain employees. The acceptance of these offers resulted in an increase to the benefit obligation and recognition of a one-time charge of $1.9 million. The pension rates paid for years of service were increased as a result of labor negotiations in fiscal 2003, resulting in an increase in the company’s benefit obligation of $3.5 million. The company’s funding policy is to make annual contributions of not less than the minimum required by applicable regulations. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 10-14 years.

Certain groups of employees are eligible for postretirement health or welfare benefits. Eligible employees who retired prior to January 1, 1987, receive the company-sponsored medical and life insurance benefits that were in effect when they retired. The medical plan for eligible employees who retired after January 1, 1987, is automatically modified to incorporate plan benefit and plan provision changes whenever they are made to the active employee plan. Contribution requirements for this group of retired employees are governed by the Retiree Health Care Payment Program and may change each year as the cost to provide coverage is determined. Eligible employees hired after January 1, 1990, may receive postretirement medical coverage but must pay the full cost of the coverage. During fiscal 2004, the company incurred a one-time charge of $0.9 million for health care benefits offered as a result of the sales reorganization discussed above. The company also implemented a disease management program and increased the plan deductibles paid by post-1987 union retirees which reduced the benefit obligation by $4.4 million. During fiscal 2003, the company made certain changes to the Retiree Health Care Program for eligible bargaining employees that provided participants (retirees and current employees) two options for determining the amount the participants would be required to contribute for their coverage. Participants could continue under the existing program that contains a cap on the amount subsidized by the company. Continued coverage under this program would result in significant increases to participant contributions because expenses have already exceeded the company’s cap limit. The company decided to offer a new option to participants that featured less volatile increases in participant contributions but still results in future increases that will be determined by the future rate of health care inflation. As a result of a significant number of participants choosing the new option, the company’s benefit obligation increased by $37.6 million in fiscal 2003. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 10-18 years.

The annual measurement date used to determine pension and other postretirement benefit amounts is August 1.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) resulted in a reduction of the company’s accumulated postretirement benefit obligation (APBO) of $41.5 million in fiscal 2004, which represents an actuarial gain that will be amortized over future service periods. Application of the Act resulted in a decrease of $3.9 million in net periodic postretirement costs for the year. This decrease is made up of a reduction in loss amortization of $2.0 million, reduction in service cost of $0.2 million, and reduction in interest cost of $1.7 million.

The following is a reconciliation of the beginning and ending balances of the benefit obligation and the fair value of plan assets:

	Pension Benefits		Other Benefits
(In Thousands)	2004	2003	2004	2003
Change in Benefit Obligation:
Benefit obligation at beginning of year	$614,013	$531,157	$363,875	$331,130
Benefit obligation – assumed plans		1,748
Service cost	16,998	12,902	3,070	2,387
Interest cost	38,711	35,632	21,199	22,341
Plan amendment	1,858	3,541	(4,398)	37,625
Actuarial loss (gain)	24,662	63,097	16,717	(3,642)
Benefits paid	(39,962)	(34,064)	(28,943)	(25,966)
Benefit Obligation at End of Year	$656,280	$614,013	$371,520	$363,875

	Pension Benefits		Other Benefits
(In Thousands)	2004	2003	2004	2003
Change in Plan Assets:
Fair value of plan assets at beginning of year	$522,227	$491,244
Fair value of plan assets – assumed plans		542
Actual return on plan assets	80,608	11,727
Employer contributions	34,141	52,778
Benefits paid	(39,962)	(34,064)
Fair Value of Plan Assets at End of Year	597,014	522,227
Funded status	(59,266)	(91,786)	$(371,520)	$(363,875)
Unrecognized net transition (asset) liability		(213)
Unrecognized actuarial loss	145,434	170,970	37,131	25,795
Unrecognized prior service cost	6,374	7,298	68,911	74,565
Benefit payments subsequent to measurement date	383	778	8,086	7,601
Net Amount Recognized	$92,925	$87,047	$(257,392)	$(255,914)

Amounts recognized in the consolidated balance sheets as of October 30, 2004, and October 25, 2003, were as follows:

	Pension Benefits		Other Benefits
(In Thousands)	2004	2003	2004	2003
Prepaid benefit cost	$155,239	$142,476
Accrued benefit liability	(88,585)	(78,109)	$(265,478)	$(263,515)
Intangible asset		145
Accumulated other comprehensive loss	25,888	21,757
Benefit payments subsequent to measurement date	383	778	8,086	7,601
Net Amount Recognized	$92,925	$87,047	$(257,392)	$(255,914)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $101.8 million, $89.5 million, and $1.1 million, respectively, as of October 30, 2004, and $94.4 million, $76.7 million, and $0, respectively, as of October 25, 2003.

Net periodic cost of defined benefit plans included the following:

	Pension Benefits			Other Benefits
(In Thousands)	2004	2003	2002	2004	2003	2002
Service cost	$16,998	$12,902	$11,696	$3,070	$2,387	$2,277
Interest cost	38,711	35,632	36,898	21,199	22,341	20,976
Expected return on plan assets	(40,468)	(40,783)	(51,451)
Amortization of transition obligation	(213)	752	803
Amortization of prior service cost	924	977	1,158	5,654	2,418	(351)
Recognized actuarial loss	10,058	4,165	1,768	116	2,532	1,409
Early retirement charge	1,858			867
Net Periodic Cost	$27,868	$13,645	$872	$30,906	$29,678	$24,311

Assumptions used to determine benefit obligations are as follows:

	2004	2003
Discount rate	6.25%	6.50%
Rate of future compensation increase	5.00%	5.00%

Assumptions used to determine net periodic benefit costs are as follows:

	2004	2003	2002
Discount rate	6.50%	7.00%	7.25%
Rate of future compensation increase	5.00%	5.00%	5.00%
Expected long-term return on plan assets	7.90%	8.60%	9.50%

The expected long-term rate of return on plan assets is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005. The rate is assumed to decrease by 1% per year to 5% for 2008, and remain at that level thereafter.

Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point
(In Thousands)	Increase	Decrease
Effect on total of service and interest cost components	$2,139	$(1,707)
Effect on the postretirement benefit obligation	32,413	(24,694)

The actual and target weighted-average asset allocations for the company’s pension plan assets as of the plan measurement date are as follows:

	2004		2003
Asset Category	Actual	Target	Actual	Target
Equity Securities	68%	65-75%	65%	50-75%
Fixed Income	31%	25-35%	34%	15-35%
Other	1%	0%	1%	5-15%

Target allocations are established in consultation with outside advisors through the use of asset-liability modeling to attempt to match the duration of the plan assets with the duration of the company’s projected benefit liability. The asset allocation strategy attempts to minimize the long-term cost of pension benefits, reduce the volatility of pension expense, and achieve a healthy funded status for the plans. The target allocation was revised in fiscal 2004 to better achieve these objectives.

As of the fiscal 2004 valuation date, plan assets included 3.2 million shares of common stock of the company having a market value of $95.9 million (16% of total plan assets). Dividends paid during the year on shares held by the plan were $1.5 million. In 2003, plan assets included 3.3 million shares of common stock of the company having a market value of $72.2 million (14% of total plan assets).

The company made a discretionary contribution of $26.8 million to the company’s defined benefit pension plans in April 2004. The company does not anticipate making any discretionary contributions to fund the pension or other postretirement benefit plans during fiscal 2005. The company expects to make contributions of $42.1 million during fiscal 2005 that represent benefit payments from unfunded plans.

Benefits expected to be paid over the next ten fiscal years are as follows:

(In Thousands)	Pension Benefits	Other Benefits
2005	$49,573	$25,735
2006	36,456	23,725
2007	35,285	24,503
2008	35,670	25,160
2009	36,654	25,595
2010 and later	$202,618	$128,881

• note G

Income Taxes

The components of the provision for income taxes are as follows:

(In Thousands)	2004	2003	2002
Current:
U.S. Federal	$133,882	$97,855	$91,590
State	13,794	8,908	9,798
Foreign	880	1,381	208
Total Current	148,556	108,144	101,596
Deferred:
U.S. Federal	(12,931)	(4,533)	2,882
State	(2,723)	(59)	170
Total Deferred	(15,654)	(4,592)	3,052
Total Provision for Income Taxes	$132,902	$103,552	$104,648

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The company believes that, based upon its lengthy and consistent history of profitable operations, it is probable that the net deferred tax assets of $24.9 million will be realized on future tax returns, primarily from the generation of future taxable income.

Significant components of the deferred income tax liabilities and assets are as follows:

(In Thousands)	October 30, 2004	October 25, 2003
Deferred tax liabilities:
Prepaid pension	$(60,306)	$(52,802)
Tax over book depreciation	(53,985)	(48,237)
Book/tax basis difference from acquisition	(35,227)	(35,889)
Other, net	(35,766)	(27,477)
Deferred tax assets:
Postretirement benefits	100,064	94,842
Pension accrual	15,889	13,609
Deferred compensation	13,825	11,845
Supplemental pension accrual	9,902	6,624
Insurance accruals	6,062	5,773
Vacation accrual	6,182	5,606
Other, net	58,290	29,876
Net Deferred Tax Assets	$24,930	$3,770

Reconciliation of the statutory federal income tax rate to the company’s effective tax rate is as follows:

	2004	2003	2002
U.S. statutory rate	35.0%	35.0%	35.0%
State taxes on income, net of federal tax benefit	2.0	2.0	2.2
All other, net	(0.5)	(1.2)	(1.6)
Effective Tax Rate	36.5%	35.8%	35.6%

In fiscal 2004, the company received a $9.0 million cash distribution from a foreign subsidiary under the provisions of the American Job Creation Act. The provisions of the Act provide for a one-time repatriation of foreign earnings of an affiliate at a net 5.25% tax rate if the earnings are repatriated under a Qualified Domestic Reinvestment Plan.

U.S. income taxes have not been provided on remaining undistributed earnings of foreign subsidiaries, which were approximately $24.6 million as of October 30, 2004. The company has reinvested such earnings overseas in foreign operations indefinitely and expects that future earnings will also be reinvested overseas indefinitely.

Total income taxes paid during fiscal 2004, 2003, and 2002 were $138.8 million, $76.4 million, and $101.3 million, respectively.

• note H

Commitments and Contingencies

The company enters into various agreements guaranteeing specified obligations of affiliated parties. In some cases, the company guarantees payment for raw materials that were purchased by a supplier of Hormel Foods. In other cases, the company provides a standby letter of credit for obligations of an affiliated party that may arise under worker compensation claims. The company’s guarantees either terminate in one year or remain in place until such time as Hormel Foods revokes the agreement. Total guarantees provided by the company, as of October 30, 2004, amounted to $3.6 million. These potential obligations are not reflected in the company’s consolidated balance sheet.

In order to ensure a steady supply of hogs and turkeys and to keep the cost of products stable, the company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods of up to 15 years. Under these contracts, the company is committed at October 30, 2004, to purchase hogs and turkeys, assuming current price levels, as follows:

(In Thousands)
2005	$634,736
2006	465,844
2007	260,945
2008	177,352
2009	142,165
Later years	760,625
Total	$2,441,667

Purchases under these contracts for fiscal 2004, 2003, and 2002 were $749.3 million, $686.8 million, and $682.3 million, respectively.

The company has noncancelable operating lease commitments on facilities and equipment at October 30, 2004, as follows:

(In Thousands)
2005	$9,050
2006	7,569
2007	6,166
2008	2,949
2009	1,033
Later years	683
Total	$27,450

The company expensed $20.0 million, $21.5 million, and $20.0 million for rent in fiscal 2004, 2003, and 2002, respectively.

The company has commitments to expend approximately $57.7 million to complete construction in progress at various locations as of October 30, 2004.

As a condition to the sale of Vista International Packaging, Inc., the company has contracted to continue purchasing specified amounts of packaging materials over the next seven years. The contracted amounts approximate historical purchases of those items and result in a maximum obligation of $30.8 million if those purchasing levels are not attained.

The company is involved, on an ongoing basis, in litigation arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the company’s results of operations, financial condition, or liquidity.

• note I

Stock Options

The company has stock option plans for employees and non-employee directors. The company’s policy is to grant options with the exercise price equal to the market price of the common stock on the date of grant. Options vest over periods ranging from six months to four years and expire ten years after the date of the grant.

Following is a summary of stock option activity:

(In Thousands, Except Per Share Data)	Shares	Weighted- average Option Price
Balance October 27, 2001	6,799	$14.54
Granted	1,082	26.09
Exercised	(453)	11.59
Forfeitures	(64)	15.23
Balance October 26, 2002	7,364	16.41
Granted	1,190	22.36
Exercised	(783)	12.18
Forfeitures	(16)	22.60
Balance October 25, 2003	7,755	17.74
Granted	1,314	26.93
Exercised	(1,088)	12.13
Forfeitures	(14)	24.58
Balance October 30, 2004	7,967	$20.01

Options exercisable are as follows:

(In Thousands, Except Per Share Data)	Shares	Weighted- average Option Price
October 26, 2002	4,833	$13.80
October 25, 2003	5,124	15.38
October 30, 2004	5,068	$17.37

Exercise prices and remaining contractual lives for options outstanding and exercisable at October 30, 2004, are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares	Weighted- average Remaining Contractual Life	Weighted- average Exercise Price	Shares	Weighted- average Exercise Price
	(In Thousands)	(In Years)		(In Thousands)
$11.94 - $17.69	3,586	3.48	$15.06	3,334	$14.86
19.25 - 26.97	4,381	7.61	24.05	1,734	22.18
Balance	7,967	5.75	$20.01	5,068	$17.37

Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, “Accounting for Stock-Based Compensation,” assuming the company accounted for all its employee stock options using the fair value method and is presented in Note A. The fair value of options was estimated at the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for fiscal 2004, 2003, and 2002, respectively: risk-free interest rate of 3.9%, 3.9%, and 4.7%; dividend yield of 1.8%, 1.8%, and 1.8%; expected volatility of 24.4%, 25.8%, and 25.2%; and expected option life of seven years. The weighted-average fair value of options granted in fiscal 2004, 2003, and 2002 were $7.31, $6.27, and $7.74, respectively.

The number of shares available for future grants, in thousands, was 3,610 at October 30, 2004, 4,796 at October 25, 2003, and 5,986 at October 26, 2002.

• note J

Derivatives and Hedging

The company uses hedging programs to manage price risk associated with commodity purchases and foreign currency transactions. These programs utilize futures contracts to manage the company’s exposure to price fluctuations in these markets.

Cash Flow Hedge: The company from time to time utilizes corn and soybean meal futures to offset the price fluctuation in the company’s future direct grain purchases. The company also utilizes currency futures contracts to reduce its exposure to fluctuations in foreign currencies related to the receipt of royalties that are computed in British pounds. The futures contracts are designated and accounted for as cash flow hedges, and the company measures the effectiveness of the hedges on a regular basis. The company has determined its hedges to be highly effective. Effective gains or losses related to these cash flow hedges are reported as other comprehensive income (loss) and reclassified into earnings, through cost of products sold (corn futures) or net sales (currency futures), in the period or periods in which the hedged transactions affect earnings. The company typically does not hedge its grain purchases beyond 15 months and currency exposure beyond 12 months.

As of October 30, 2004, the company has included in accumulated other comprehensive loss hedging losses of $2.5 million (net of tax) relating to its futures contracts. The company expects to recognize the majority of these losses over the next six months. Losses in the amount of $6.0 million, before tax, were reclassified into earnings in fiscal 2004.

Fair Value Hedge: The company utilizes hog futures to minimize the price risk assumed when forward priced contracts are offered to the company’s hog producers. The intent of the program is to make the forward priced hogs cost nearly the same as cash market hogs at the date of delivery.

The futures contracts are designated and accounted for as fair value hedges, and the company measures the effectiveness of the hedges on a regular basis. The company has determined its hedge program to be highly effective. Changes in the fair value of the futures contracts, along with the gain or loss on the hedged purchase commitment, are marked-to-market through earnings and are recorded on the consolidated statement of financial position as a current asset and liability, respectively.

As of October 30, 2004, the fair value of the company’s open futures contracts included on the consolidated statement of financial position was $(0.7 million). Losses on closed futures contracts in the amount of $0.7 million, before tax, were recognized in earnings during the fiscal year.

• note K

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

The Refrigerated Foods segment includes the Meat Products and Foodservice business units. The segment consists primarily of the processing, marketing, and sale of branded and unbranded pork products for the retail, foodservice, and fresh customer markets. This segment also includes the Precept Foods operation, which offers fresh, case-ready, branded pork and beef products to its retail customers. The Precept Foods operation is a 50 percent owned joint venture between Hormel Foods Corporation and Excel Corporation, a wholly owned subsidiary of Cargill, Incorporated.

The Jennie-O Turkey Store segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for the retail, foodservice, and fresh customer markets.

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

The All Other segment includes the Dan’s Prize, Inc., Vista International Packaging, Inc., and Hormel Foods International operating segments. These businesses produce, market, and sell beef products and food packaging (i.e., casing for dry sausage), and manufacture, market, and sell company products internationally. This segment also includes various miscellaneous corporate sales. Effective June 30, 2004, the company completed the sale of Vista.

Intersegment sales are recorded at prices that approximate cost and are eliminated in the consolidated profit and loss statement. Equity in earnings of affiliates is included in segment profit; however, the company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included below as “net interest and investment income” and “general corporate expense” when reconciling to earnings before income taxes.

Sales and operating profits for each of the company’s business segments and reconciliation to earnings before income taxes are set forth below. The company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating profit and other financial information shown below.

(In Thousands)	2004	2003	2002
Sales to Unaffiliated Customers
Grocery Products	$758,256	$754,331	$735,802
Refrigerated Foods	2,300,399	2,019,753	1,982,137
Jennie-O Turkey Store	1,052,682	924,430	881,935
Specialty Foods	467,581	315,177	128,826
All Other	200,957	186,637	181,614
Total	$4,779,875	$4,200,328	$3,910,314

Intersegment Sales
Grocery Products	$10	$2	$0
Refrigerated Foods	10,122	3,801	3,383
Jennie-O Turkey Store	69,468	53,285	60,998
Specialty Foods	58	43	71
All Other	92,551	77,901	65,927
Total	172,209	135,032	130,379
Intersegment elimination	(172,209)	(135,032)	(130,379)
Total	$0	$0	$0

Net Sales
Grocery Products	$758,266	$754,333	$735,802
Refrigerated Foods	2,310,521	2,023,554	1,985,520
Jennie-O Turkey Store	1,122,150	977,715	942,933
Specialty Foods	467,639	315,220	128,897
All Other	293,508	264,538	247,541
Intersegment elimination	(172,209)	(135,032)	(130,379)
Total	$4,779,875	$4,200,328	$3,910,314

Segment Operating Profit
Grocery Products	$128,838	$152,808	$150,372
Refrigerated Foods	141,361	103,167	71,245
Jennie-O Turkey Store	78,593	41,069	68,517
Specialty Foods	25,674	17,986	9,574
All Other	23,278	25,743	24,816
Total Segment Operating Profit	397,744	340,773	324,524
Net interest and investment income	(12,779)	(21,079)	(24,280)
General corporate expense	(20,400)	(30,363)	(6,274)
Earnings Before Income Taxes	$364,565	$289,331	$293,970

Assets
Grocery Products	$177,041	$182,706	$196,618
Refrigerated Foods	570,557	521,108	515,778
Jennie-O Turkey Store	704,051	719,281	709,454
Specialty Foods	368,205	382,029	106,911
All Other	152,422	201,488	181,727
Corporate	561,692	386,509	509,708
Total	$2,533,968	$2,393,121	$2,220,196

Additions to Property, Plant, and Equipment
Grocery Products	$3,761	$6,528	$4,667
Refrigerated Foods	40,278	18,221	31,081
Jennie-O Turkey Store	20,706	26,925	18,989
Specialty Foods	4,373	1,950	479
All Other	1,826	3,183	1,746
Corporate	9,419	10,297	7,503
Total	$80,363	$67,104	$64,465

Depreciation and Amortization
Grocery Products	$5,597	$5,912	$5,926
Refrigerated Foods	25,676	24,996	26,531
Jennie-O Turkey Store	32,927	31,161	30,775
Specialty Foods	14,033	8,721	1,483
All Other	3,051	3,243	3,268
Corporate	13,461	13,987	15,255
Total	$94,745	$88,020	$83,238

• note L

Quarterly Results of Operations (Unaudited)

The following tabulations reflect the unaudited quarterly results of operations for the years ended October 30, 2004, and October 25, 2003:

(In Thousands, Except Per Share Data)	Net Sales	Gross Profit	Net Earnings	Diluted Earnings Per Share
2004
First quarter	$1,135,533	$271,776	$51,826	$0.37
Second quarter	1,143,127	273,419	53,651	0.38
Third quarter	1,155,999	256,928	56,343	0.40
Fourth quarter	1,345,216	318,882	69,843	0.50

2003
First quarter	$1,018,450	$252,165	$46,940	$0.34
Second quarter	1,002,602	238,448	33,801	0.24
Third quarter	1,009,395	227,187	34,673	0.25
Fourth quarter	1,169,881	295,353	70,365	0.50

Corporate Officers

Joel W. Johnson* Chairman of the Board and Chief Executive Officer	Thomas R. Day Vice President	James M. Splinter Vice President
	Forrest D. Dryden, Ph.D.	Joe C. Swedberg
Jeffrey M. Ettinger* President and Chief Operating Officer	Vice President	Vice President
	Jody H. Feragen	Michael D. Tolbert
Michael J. McCoy*	Vice President and Treasurer	Vice President/President

Executive Vice President
and Chief Financial Officer

Gary J. Ray*
Executive Vice President

Steven G. Binder
Group Vice President

Richard A. Bross
Group Vice President/President
Hormel Foods International

Ronald W. Fielding
Group Vice President

James A. Jorgenson
Senior Vice President

Mahlon C. Schneider
Senior Vice President – External Affairs
and General Counsel
(retired December 31, 2004)

Dennis B. Goettsch
Vice President

Daniel A. Hartzog
Vice President

Kurt F. Mueller
Vice President

Gary C. Paxton
Vice President

Larry J. Pfeil
Vice President

Douglas R. Reetz
Vice President

James N. Sheehan
Vice President and Controller

William F. Snyder
Vice President

Jennie-O Turkey Store, Inc.

Larry L. Vorpahl
Vice President

James W. Cavanaugh
Corporate Secretary
(Effective January 1, 2005,
Mr. Cavanaugh assumes the duties
of Senior Vice President of External
Affairs and General Counsel.)

Roland G. Gentzler
Assistant Controller

Kevin C. Jones
Assistant Secretary

*Director

Board of Directors

John W. Allen, Ph.D.	Luella G. Goldberg	Dakota A. Pippins

Professor Emeritus, Food Marketing,
Partnership for Food Industry Development
Michigan State University
Director since October 1989

John R. Block
Former U.S. Secretary of Agriculture
Executive Vice President of Food
Marketing Institute and President
of its Wholesale Division
Director since October 1997

Jeffrey M. Ettinger
President and Chief Operating Officer
Director since May 2004

E. Peter Gillette, Jr.
Senior Advisor to U.S. Trust Company
Retired President, Piper Trust Company
Director since July 1996

Trustee, University of Minnesota Foundation
Member, Board of Overseers,
University of Minnesota
Carlson School of Management
Trustee and Chair Emerita, Wellesley College
Past Board Chair, University of
Minnesota Foundation
Director since September 1993

Joel W. Johnson
Chairman of the Board
and Chief Executive Officer
Director since June 1991

Susan I. Marvin
President, Marvin Windows and Doors
Trustee, University of Minnesota Foundation
Director since July 2002

Michael J. McCoy
Executive Vice President
and Chief Financial Officer
Director since May 2000

John L. Morrison
Managing Director, Goldner Hawn Johnson & Morrison Incorporated
Chairman, Callanish Capital Partners
Director since November 2003

President and Chief Executive Officer,
Pippins Strategies, LLC
Adjunct Assistant Professor,
New York University
Director since January 2001

Gary J. Ray
Executive Vice President
Director since November 1990

John G. Turner
Chairman, Hillcrest Capital Partners
Retired Chairman and CEO of
ReliaStar Financial Corp.
Director since March 2000

Robert R. Waller, MD
President Emeritus,
Mayo Foundation
Professor of Ophthalmology,
Mayo Medical School
Director since January 1993

Shareholder Information

Independent Auditors
Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Stock Listing

Hormel Foods Corporation’s common stock is traded on the New York Stock Exchange under the symbol HRL. The CUSIP number is 440452100. There are approximately 11,300 record shareholders and approximately 30,000 shareholders whose shares are held in street name by brokerage firms and financial institutions.

The annual certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual was submitted by the company on March 3, 2004.

Common Stock Data

The high and low closing price of the company’s common stock and the dividends per share declared for each fiscal quarter of 2004 and 2003, respectively, are shown below:

2004	High	Low	Dividend
First Quarter	$27.45	$23.80	$.1125
Second Quarter	31.04	26.54	.1125
Third Quarter	31.63	29.06	.1125
Fourth Quarter	29.70	26.00	.1125

2003	High	Low	Dividend
First Quarter	$24.30	$21.76	$.1050
Second Quarter	22.60	20.18	.1050
Third Quarter	24.98	22.41	.1050
Fourth Quarter	24.15	21.25	.1050

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A.

161 North Concord Exchange

P.O. Box 64854

South St. Paul, MN 55164-0854

www.shareowneronline.com

For the convenience of shareholders, a tollfree number (1-877-536-3559) can be used whenever questions arise regarding changes in registered ownership, lost or stolen certificates, address changes, or other matters pertaining to the transfer of stock or shareholder records. When requesting information, shareholders must provide their tax identification number, the name(s) in which their stock is registered, and their record address.

As of December 1, 2004, the company is participating in the Direct Registration Profile Modification System (DRPMS). Future transfers or issuances of shares will be issued in book-entry form, unless you specifically request a stock certificate. A statement will be delivered to you reflecting any transactions processed in your account.

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

Reports and Publications

Copies of the company’s Form 10-K (annual report) and Form10-Q (quarterly report) to the Securities and Exchange Commission (SEC), proxy statement, all news releases, and other corporate literature are available free upon request by calling (507) 437-5345 or by accessing the information on the Internet at www.hormel.com. The company’s Annual Report to Shareholders is mailed approximately one month before the Annual Meeting.

Annual Meeting

The Annual Meeting of Shareholders will be held Tuesday, January 25, 2005, in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m.

Questions about Hormel Foods

Shareholder Inquiries

(507) 437-5944

Analyst /Investor Inquiries

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