Form 10-K, Exhibit 13
period 2006-10-29
HORMEL FOODS CORP /DE/
filed 2007-01-12
CIK 48465

Exhibit 13.1

SELECTED PAGES OF 2006 ANNUAL STOCKHOLDERS’ REPORT

Selected Financial Data

		Restated*	Restated*	Restated*	Restated*
(In Thousands, Except Per Share Amounts)	2006	2005	2004	2003	2002

Operations
Net Sales	$5,745,481	$5,413,997	$4,779,875	$4,200,328	$3,910,314
Net Earnings	286,139	254,603	233,550	186,403	188,981
% of net sales	4.98%	4.70%	4.89%	4.44%	4.83%
EBIT(1)	450,709	425,939	380,377	311,413	317,701
% of net sales	7.84%	7.87%	7.96%	7.41%	8.12%
EBITDA(2)	571,810	541,128	475,122	399,433	400,939
% of net sales	9.95%	9.99%	9.94%	9.51%	10.25%
Return on Invested Capital(3)	13.91%	13.60%	13.43%	11.88%	13.12%

Financial Position
Total Assets	$3,060,306	$2,846,560	$2,562,793	$2,424,076	$2,253,542
Long-term Debt
Less Current Maturities	350,054	350,430	361,510	395,273	409,648
Shareholders’ Investment	1,802,912	1,598,730	1,422,258	1,273,858	1,135,755

Selected Cash Flow Data
Depreciation and Amortization	121,101	115,189	94,745	88,020	83,238
Capital Expenditures	141,516	107,094	80,363	67,104	64,465
Acquisitions of Businesses	78,925	366,496	21,452	240,970	476
Share Repurchase	36,978	22,977	37,525	6,119	10,762
Dividends Paid	75,840	69,371	61,343	57,092	53,437

Common Stock
Basic Shares	137,845	138,040	138,596	138,440	138,706
Diluted Shares	139,561	139,577	140,179	139,710	140,292
Earnings per Share – Basic	2.08	1.84	1.69	1.35	1.36
Earnings per Share – Diluted	2.05	1.82	1.67	1.33	1.35
Dividends per Share	0.56	0.52	0.45	0.42	0.39
Shareholders’ Investment Per Share	13.10	11.60	10.32	9.19	8.21

*Restated for retrospective application of FIFO inventory valuation

(1)Net earnings before income taxes plus interest expense, less interest and investment income

(2)Net earnings before income taxes plus interest expense, depreciation and amortization, less interest and investment income

(3)After-tax EBIT divided by total debt plus total shareholders’ investment

Management’s Discussion and Analysis of Financial Condition

and Results of Operations (In Thousands of Dollars, Except Per Share Amounts)

Executive Overview

Fiscal 2006: Fiscal 2006 was another record year for Hormel Foods, with net sales, tonnage volume, and profits exceeding the prior year. The company was able to deliver on its growth objectives to grow top-line sales by five percent and bottom-line net earnings by ten percent. The Specialty Foods and All Other segments ended fiscal 2005 with strong results, and that momentum carried into fiscal 2006, with these units showing the largest operating profit increases over the prior year. Due to higher input costs, the Jennie-O Turkey Store segment reported decreased operating profits compared to a record prior year, but still reported excellent growth on value-added product lines. All the business units were negatively impacted by higher fuel and energy costs for fiscal 2006.

The company’s balanced product portfolio was again evident in fiscal 2006, as top-line growth was reported in all five segments. Excluding the incremental impact of acquisitions, all segments still reported favorable sales results compared to fiscal 2005, demonstrating the company’s ability to grow core product categories with new value-added offerings and successful new product initiatives. The return received from the company’s ongoing investment in research and development was evident during fiscal 2006, as $852,573 or 14.8 percent of net sales were attributable to products introduced since fiscal 2000.

During fiscal 2006, the company completed the acquisition of Valley Fresh and continued to gain efficiencies from the integration of the four businesses acquired in fiscal 2005. The Farmer John business did not perform as well as we had hoped in 2006. We continue to emphasize converting its product mix to value-added items and to leverage its strong brand recognition on the West coast.

Fiscal 2007 Outlook: Overall, the company is well positioned going into the next year. Through organic growth, innovation, and strategic acquisitions, the company has built a well balanced product portfolio that buffers the effects of fluctuations in the protein cycle. The company will continue to focus on new product development, building brand awareness, and the expansion of value-added product lines during fiscal 2007. Additional marketing to support the company’s branded products is expected, which should continue to enhance the results for these product lines.

The most significant risk to fiscal 2007 results is the potential impact of higher grain prices. The largest impact of these higher prices will be on the Jennie-O Turkey Store segment. The company intends to pursue pricing strategies which will pass a portion of these additional costs on to customers. Our value-added product initiatives should also help alleviate some of the cost increases. The higher grain prices will not have as significant an impact on our pork input costs, as most of our hog contracts have been converted to market-based formulas.

The company also announced two acquisitions that were completed subsequent to the end of the fiscal year, which will further expand the company’s portfolio and expand production capacity in fiscal 2007. The company intends to continue providing shareholder value through acquisition opportunities that are accretive to the overall business and complement current product offerings.

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

Inventory Valuation: The company values its pork inventories at the lower of cost or USDA market prices (primal values). When the carcasses are disassembled and transferred from primal processing to various manufacturing departments, the primal values, as adjusted by the company for product specifications and further processing, become the basis for calculating inventory values. Turkey raw materials are represented by the deboned meat quantities. The company values these raw materials using a concept referred to as the “meat cost pool.” The meat cost pool is determined by combining the cost to grow turkeys with processing costs, less any net sales revenue from by-products created from the processing and not used in producing company products. The company has developed a series of ratios using historical data and current market conditions (which themselves involve estimates and judgment determinations by the company) to allocate the meat cost pool to each meat component. In addition, substantially all inventoriable expenses, meat, packaging, and supplies are valued by the first-in, first-out method.

The company changed its accounting method for certain inventory items from last-in, first-out (LIFO) to first in, first out (FIFO) effective with the first quarter of fiscal 2006. All prior year information has been restated for the retrospective application of this change in accounting principle. See additional discussion in Note A of the Notes to Consolidated Financial Statements.

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

The goodwill impairment test is a two-step process performed at the reporting unit level. The company’s current reporting units represent operating segments (aggregations of business units that have similar economic characteristics and share the same production facilities, raw materials, and labor force). First, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of each reporting unit is determined on the basis of estimated discounted cash flow. If the carrying value exceeds the fair value of the reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. Annual impairment testing for indefinite-lived intangible assets compares the fair value and carrying value of the intangible. The fair value of indefinite-lived intangible assets is determined on the basis of estimated discounted cash flows. If the carrying value exceeds fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded for the difference. Intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of long-lived assets.

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

Results of Operations

Overview

The company is a processor of branded and unbranded food products for retail, foodservice, and fresh product customers. The company operates in the following five segments:

Segment	Business Conducted

Grocery Products

This segment consists primarily of the processing, marketing, and sale of shelf-stable food products sold predominantly in the retail market. This segment also includes the results of Valley Fresh, Inc. (Valley Fresh) acquired in the second quarter of fiscal 2006, and Arriba Foods, Inc. (Mexican Accent), acquired in the second quarter of fiscal 2005.

Refrigerated Foods

This segment includes the Meat Products and Foodservice business units. This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork products for retail, foodservice, and fresh product customers. This segment also includes the Precept Foods, LLC operation, which offers fresh, case-ready, branded pork and beef products to its retail customers. Precept Foods, LLC is a 51 percent owned joint venture between Hormel Foods Corporation and Cargill Meat Solutions Corporation (formerly Excel Corporation), a wholly owned subsidiary of Cargill, Incorporated. Clougherty Packing Company (Farmer John), which was acquired in December 2004, is included as an operating segment within Refrigerated Foods, and the Meat Products business unit includes the results of operations for Lloyd’s Barbeque Company (Lloyd’s), which was acquired in April 2005.

Jennie-O Turkey Store	This segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for retail, foodservice, and fresh product customers.

Specialty Foods

This segment includes the Diamond Crystal Brands (DCB), Century Foods International (CFI), and Hormel Specialty Products (HSP) operating segments. This segment consists of the packaging and sale of various sugar and sugar substitute products, salt and pepper products, dessert mixes, gelatin products, and private label canned meats to retail and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products. Diamond Crystal Brands includes the results of operations for Hormel HealthLabs (HHL) and Mark-Lynn Foods Inc. (Mark-Lynn), which was acquired in March 2005.

All Other

This segment includes the Dan’s Prize and Hormel Foods International (HFI) operating segments. These businesses produce, market, and sell beef products and manufacture, market, and sell company products internationally. This segment also includes various miscellaneous corporate sales. Previously, this segment also included Vista International Packaging, a manufacturer of food packaging (i.e., casings for dry sausage), which was sold in June 2004.

Fiscal Years 2006 and 2005:

Consolidated Results

Net Earnings: Net earnings for the fourth quarter of fiscal 2006 were $90,004, an increase of 9.5 percent compared to earnings of $82,230 for the same period last year. Diluted earnings per share were $.64 compared to $.59 for the same period last year. Net earnings for the year increased 12.4 percent to $286,139 from $254,603 in fiscal 2005. Diluted earnings per share for the same period increased to $2.05 from $1.82 in the prior year.

Fiscal 2006 pretax earnings include an $11,261 charge ($0.05 after-tax per diluted share) for expenses relating to non-qualified plan settlements due to executive retirements, a $9,200 charge ($0.04 after-tax per diluted share) for stock option expense recorded under SFAS 123(R), primarily due to retirements and expensing of new option grants to retirement-eligible individuals, and a $6,218 benefit ($0.03 after-tax per diluted share) from a litigation settlement. Net earnings also benefited from a reduced effective tax rate resulting from $8,238 ($0.06 after-tax per diluted share) of discrete tax benefits recognized during fiscal 2006, including the tax benefits related to a Medicare subsidy, and the settlement of various state and federal tax audits. On a combined basis, these items resulted in no impact on diluted earnings per share.

Sales: Net sales for the fourth quarter increased to $1,557,309 from $1,477,908 in 2005, an increase of 5.4 percent. Net sales for the twelve months of fiscal 2006 increased 6.1 percent to $5,745,481 compared to $5,413,997 last year. Tonnage volume for the fourth quarter increased 5.3 percent to 1.17 billion lbs. from 1.11 billion lbs. last year. Tonnage volume for the year increased 5.8 percent to 4.34 billion lbs. from 4.10 billion lbs. in the prior year.

Net sales and tonnage volume comparisons were positively impacted by the 2006 acquisition of Valley Fresh, which contributed $13,577 of net sales and 9.2 million lbs. of tonnage volume to the fourth quarter results, and $29,223 of net sales and 19.6 million lbs. of tonnage volume to the total fiscal 2006 results. Fiscal 2006 comparisons for the full year were also impacted by the 2005 acquisitions of Farmer John, Mexican Accent, Mark-Lynn, and Lloyd’s. Excluding the incremental impact of all acquisitions, net sales and tonnage volume showed increases of 2.8 percent and 2.0 percent, respectively, compared to fiscal 2005.

Gross Profit: Gross profits were $376,562 and $1,383,190 for the quarter and year, respectively, compared to $368,161 and $1,284,448 last year. As a percent of net sales, gross profit decreased to 24.2 percent for the fourth quarter compared to 24.9 percent in 2005, and increased to 24.1 percent for the year compared to 23.7 percent in 2005. Compared to an outstanding fourth quarter in fiscal 2005, the Jennie-O Turkey Store reported the largest decrease in margin percentage for the quarter. Higher input costs were a significant factor as value-added sales demand exceeded the available supply of breast meat, resulting in the need to purchase breast meat while the market was very high. The Specialty Foods segment offset a portion of these decreases with significant margin increases for both the fourth quarter and fiscal year, driven by favorable changes in product mix and production efficiencies achieved in 2006. The All Other segment also contributed to margin increases for the year, while the Grocery Products and Refrigerated Foods segments maintained margins consistent with fiscal 2005 levels. Margins for the full year also reflect a $6,218 gain on litigation recognized in the third quarter of fiscal 2006.

The company expects hog prices in 2007 to approximate fiscal 2006 levels. The outlook for grain shows significantly higher prices entering the upcoming year. Margins will likely be pressured by this price increase, primarily in the Jennie-O Turkey Store segment. The company intends to pursue pricing strategies which will pass a portion of these additional costs on to customers, and expects that additional growth on key value-added product lines should also offset the incremental expense in fiscal 2007.

Selling and Delivery: Selling and delivery expenses for the fourth quarter and year were $187,257 and $754,143, respectively, compared to $180,732 and $691,792 last year. The company experienced significantly higher shipping and handling costs throughout fiscal 2006, increasing $48,049 for the twelve months compared to fiscal 2005. This increase reflects increased tonnage volume, the impact of acquisitions made in both fiscal 2006 and fiscal 2005, and substantially higher freight and warehousing costs. As a percent of net sales, selling and delivery expenses decreased to 12.0 percent for the fourth quarter compared to 12.2 percent in 2005, and increased to 13.1 percent for the year compared to 12.8 percent in 2005. Reduced marketing expenses contributed to the percentage decrease for the quarter. Approximately $3,900 is also reflected in selling and delivery expense for fiscal 2006 related to settlements on non-qualified plans resulting from executive retirements. As a percent of sales, the company expects selling and delivery expenses to approximate 13.4 percent in fiscal 2007, with increased media and marketing support behind the Hormel brand planned for 2007.

Administrative and General: Administrative and general expenses were $44,829 and $182,891 for the quarter and year, respectively, compared to $48,567 and $172,242 last year. As a percent of net sales, administrative and general expenses for the fourth quarter and year were 2.9 and 3.2 percent, respectively, compared to 3.3 and 3.2 percent, respectively, for the quarter and year in fiscal 2005. The decrease in the fourth quarter primarily reflects retirement related benefits for executive officers of approximately $6,000 that were recognized in the fourth quarter of fiscal 2005. Intangible asset amortization related to recent acquisitions increased $1,383 and $2,326 for the fourth quarter and year, respectively, compared to fiscal 2005. Certain expenses in fiscal 2006 also contributed to the increase for the year. In the first quarter, the company recognized $9,200 of stock option expense recorded under SFAS 123(R), primarily due to executive retirements and expensing of new option grants to retirement-eligible individuals. Approximately $5,800 has also been recognized in fiscal 2006 for expenses related to settlements on non-qualified plans resulting from executive retirements. Offsetting these items was a $2,286 gain on the sale of a company airplane during the third quarter. The company expects administrative and general expenses, as a percent of sales, to approximate 2.8 percent in fiscal 2007.

Research and development expenses for the fourth quarter increased to $4,688 from $4,226 in the comparable quarter of 2005, and for the fiscal year increased to $18,631 from $17,585 in 2005. As new product development and the expansion of value-added product lines continue to be priorities for the company, research and development expenses are again expected to increase during fiscal 2007.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $843 and $4,553 for the quarter and year, respectively, compared to $699 and $5,525 last year. The company’s 40 percent owned Philippine joint venture, Purefoods-Hormel Company, reported lower results throughout fiscal 2006 (down $242 and $1,360 for the fourth quarter and fiscal year, respectively). Decreases were also experienced by the company’s 50 percent owned joint venture, Herdez Corporation, (down $152 and $446 for the fourth quarter and fiscal year, respectively.) Minority interests in the company’s consolidated investments are also reflected in these figures. In the third quarter of fiscal

2005, the company recorded a minority interest gain of $461 related to its ownership in the Beijing Hormel Foods Corporation. Excluding this gain, minority interests represented reduced losses of $463 and $1,204 for the fourth quarter and fiscal year, respectively, compared to 2005.

Subsequent to the end of fiscal 2006, the company completed a new joint venture agreement with San Miguel Corporation for a hog production and processing business in Vietnam. The company has a preliminary investment in this joint venture of $20,483, and the 49 percent equity ownership will be reported in the Hormel Foods International operating segment. Due to this new agreement, as well as planned improvements on existing joint ventures, the company expects equity in earnings of affiliates to increase in fiscal 2007.

In conformity with U.S. generally accepted accounting principles, the company accounts for its majority-owned operations under the consolidation method. Investments in which the company owns a minority interest are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the balance sheet line item “Investments in and receivables from affiliates.” The composition of this line item at October 29, 2006, was as follows:

Country	Investments/Receivables
United States	$24,929
Philippines	46,650
Mexico	5,105
Total	$76,684

Income Taxes: The company’s effective tax rate for the fourth quarter and year was 36.2 and 33.5 percent, respectively, in fiscal 2006 compared to 38.1 and 37.4 percent, respectively, for the quarter and year in fiscal 2005. The decrease in the rates compared to fiscal 2005 primarily represents the benefits from a domestic manufacturing activities tax deduction that was effective for the company beginning in fiscal 2006. The company also recognized $8,238 of discrete tax benefits in fiscal 2006, including a first quarter discrete item recorded for a tax benefit related to a Medicare subsidy, and benefits related to the settlement of various state and federal tax audits throughout fiscal 2006. The company expects the effective tax rate in fiscal 2007 to approximate 35.3 to 35.8 percent.

Segment Results

Net sales and operating profits for each of the company’s segments are set forth below. The company is an integrated enterprise, characterized by substantial inter segment cooperation, cost allocations, and sharing of assets. We do not represent that these segments, if operated independently, would report the operating profit and other financial information shown below. (Additional segment financial information can be found in Note K of the Notes to Consolidated Financial Statements.)

	Fourth Quarter Ended			Year Ended
		Restated*			Restated*
	October 29, 2006	October 30, 2005	% Change	October 29, 2006	October 30, 2005	% Change

Net Sales
Grocery Products	$242,037	$232,801	4.0	$846,494	$799,291	5.9
Refrigerated Foods	770,560	739,466	4.2	2,958,365	2,801,632	5.6
Jennie-O Turkey Store	316,049	311,293	1.5	1,105,456	1,088,324	1.6
Specialty Foods	169,825	144,350	17.6	624,586	518,673	20.4
All Other	58,838	49,998	17.7	210,580	206,077	2.2
Total	$1,557,309	$1,477,908	5.4	$5,745,481	$5,413,997	6.1
Segment Operating Profit
Grocery Products	$46,671	$45,524	2.5	$137,580	$132,047	4.2
Refrigerated Foods	39,058	38,766	0.8	133,212	129,831	2.6
Jennie-O Turkey Store	36,700	41,549	(11.7)	128,734	136,071	(5.4)
Specialty Foods	15,045	8,303	81.2	48,579	27,310	77.9
All Other	11,683	8,658	34.9	33,222	22,384	48.4
Total segment operating profit	149,157	142,800	4.5	481,327	447,643	7.5
Net interest and investment income	(4,207)	(6,799)	38.1	(20,166)	(19,213)	(5.0)
General corporate expense	(3,838)	(3,239)	(18.5)	(30,618)	(21,704)	(41.1)
Earnings before income taxes	$141,112	$132,762	6.3	$430,543	$406,726	5.9

*Retrospective application of FIFO inventory valuation (see Note A of the Notes to Consolidated Financial Statements)

Grocery Products: Grocery Products net sales increased 4.0 percent for the quarter and 5.9 percent for the year compared to fiscal 2005. Sales tonnage volume increased 1.0 percent for the quarter and 6.1 percent for the year compared to year ago results. Segment profit for Grocery Products increased 2.5 percent for the quarter and 4.2 percent for the year compared to fiscal 2005. Raw material costs were mixed for most of the year, with favorable conditions in pork raw materials used in the SPAM family of products and bacon bits being offset by higher costs for imported beef used in Stagg chili, Dinty Moore beef stew, and hash products. The outlook for raw material costs in the first quarter of fiscal 2007 is similar to costs at the end of fiscal year 2006.

Full year comparisons are impacted by the acquisitions of Mexican Accent in 2005 and Valley Fresh in the second quarter of fiscal 2006, and fourth quarter comparisons are impacted by the Valley Fresh acquisition. These acquisitions contributed an incremental $10,952 and $31,984 to net sales, and 5,734,000 lbs. and 27,719,000 lbs. to tonnage volume for the quarter and year, respectively. Excluding these acquisitions, net sales for the segment decreased 0.7 percent and increased 1.9 percent for the quarter and year, respectively, while tonnage volume decreased 3.0 percent and increased 0.3 percent for the quarter and year, respectively. Both of these acquisitions have been fully integrated into the company’s direct sales force.

Segment results compared to the prior year fourth quarter were driven by the continued success of the company’s microwave line of products and the addition of Valley Fresh. These products continue to receive strong consumer acceptance due to their convenience and the variety of products offered. Tonnage volume on the microwave product line increased 2,847,000 lbs. or 16.1 percent compared to the fourth quarter of fiscal 2005. Other product lines in the segment faced difficult comparisons to the fourth quarter of fiscal 2005 due to strong sales as a result of the active hurricane season. Declines in major product lines include the SPAM family of products (down 512,000 lbs. or 2.5 percent), Dinty Moore canned stew (down 3,175,000 lbs. or 18.4 percent), and Hormel chili (down 780,000 lbs. or 2.4 percent).

The company continually works to improve product formulations and market penetration for existing product lines. In the fourth quarter of fiscal 2006, the company reformulated the recipe for bacon bits and pieces to result in a product with more of a “homestyle” texture and appearance. Consumer research has shown a favorable response to the change thus far. The segment is also in the process of repositioning the Stagg line of chili products to focus on the western half of the United States. This is consistent with the product line’s positioning prior to a national roll-out approximately two years ago, and Hormel chili will be more aggressively marketed in areas where Stagg will no longer compete.

Refrigerated Foods: Net sales by the Refrigerated Foods segment were up 4.2 percent for the quarter and 5.6 percent for the twelve months compared to fiscal 2005. Sales tonnage increased 5.2 percent for the quarter and 7.0 percent for the fiscal year as compared to 2005. Net sales and tonnage volume comparisons for the twelve months were positively impacted by the fiscal 2005 acquisitions of Farmer John and Lloyd’s. Excluding the incremental impact of these acquisitions, net sales and tonnage volume increased 1.3 percent and 2.7 percent respectively, compared to the prior year.

Segment profit for Refrigerated Foods increased 0.8 percent in the fourth quarter, and 2.6 percent for the twelve months, compared to fiscal 2005. Key primal markets returned to more normal levels during the fourth quarter, with the exception of hams which stayed at higher than expected levels. Belly markets declined following the unexpected spike experienced during the third quarter. The improved market conditions resulted in improved margins across several key value-added product categories. Segment profit for the quarter was impacted by a $4,045 write-down on the company’s Houston, Texas plant. The plant has been closed and will be sold, as its geographic location was not an efficient fit within the company’s manufacturing system. For the fiscal year, operating profits also reflect a $3,109 gain on litigation recognized in the third quarter.

Hog costs for the fourth quarter were comparable to the prior year, but have decreased 8.4 percent for the full fiscal year. The company expects markets to continue to decreases lightly in the fiscal 2007 first quarter, to levels comparable to the first quarter of fiscal 2006, while supply is expected to increase approximately 1.5 percent in the upcoming year. The current outlook also shows significantly higher grain costs going into fiscal 2007. Although this will increase hog production costs at Farmer John, the impact on other business units in Refrigerated Foods is expected to be minimal as most hog contracts have been converted to market-based formulas.

The company’s hog processing for the fourth quarter increased 4.2 percent to 2,380,000 hogs from 2,285,000 hogs for the comparable period last year. For the fiscal year, hog processing increased 6.7 percent to 9,160,000 hogs from 8,583,000 hogs in fiscal 2005. Excluding Farmer John, hog processing increased 4.0 percent in fiscal 2006, compared to the prior year.

The Meat Products business unit reported strong fourth quarter and fiscal year tonnage volume and operating profit results. Fourth quarter increases over the prior year included Hormel 17 oz. refrigerated entrees (up 465,000 lbs. or 8.3 percent), retail sliced pepperoni (up 629,000 lbs. or 17.9 percent), and Hormel Always Tender flavored meats (up 848,000 lbs. or 13.7 percent). In the deli category, key product lines posting growth over the prior year fourth quarter included Hormel party trays (up 771,000 lbs. or 46.1 percent), and DiLusso Deli Company products (up 329,000 lbs. or 32.8 percent). The national rollout of Hormel Natural Choice pre-sliced deli sandwich meats has also been very successful in fiscal 2006, resulting in an additional 2,120,000 lbs. for the fourth quarter and 5,910,000 lbs. for the twelve months.

The Foodservice business unit reported a slight decrease in tonnage for the fourth quarter, representing decreases in shelf-stable products due to the timing of hurricane relief business that shipped in the fiscal 2005 fourth quarter. Despite this decrease for the quarter, tonnage for the fiscal year was up 3.8 percent and operating profits were up 20.6 percent compared to fiscal 2005, driven by improved market conditions and value-added growth. Key product lines posting double-digit growth in the fourth quarter included BBQ/café h (up 482,000 lbs. or 12.8 percent), pizza toppings (up 931,000 lbs. or 10.2 percent), and premium pork (up 463,000 lbs. or 10.4 percent).This business unit ended the year with a record tonnage week, and that momentum is expected to continue into fiscal 2007.

The Precept Foods, LLC joint venture delivered a strong fourth quarter, driven by the continued rollout of products to additional locations for existing customers. Tonnage for case-ready beef and pork products increased 3,264,000 lbs. or 58.4 percent for the fourth quarter, and 13,260,000 lbs. or 66.4 percent for the year compared to the fiscal 2005 comparable periods.

The company continues to pursue efficiencies from the 2005 acquisition of Farmer John. Although market conditions and product mix issues negatively impacted operating profits in fiscal 2006, new strategies are being implemented to enhance Farmer John’s profitability in fiscal 2007. These include more aggressive pricing strategies, expanded media campaigns, and continued conversion to a more value-added product mix. Two new acquisitions recently announced by the company will also expand the Refrigerated Foods segment in fiscal 2007. The acquisition of Provena Foods, which is expected to close in December, 2006, adds capacity to grow the company’s dry sausage business, and the acquisition of Saag’s Products, Inc. enhances the company’s value-added product portfolio with premium quality gourmet sausages and specialty smoked meats. Farmer John will be a strategic raw material supplier to both locations because of their geographic proximity in California.

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the quarter and year increased 1.5 and 1.6 percent, respectively, compared to fiscal 2005 periods. Tonnage volume remained flat for the fourth quarter and decreased 3.3 percent for the year compared to prior year results. However, the segment continued to improve its value-added versus commodity product mix. Over 60.0 percent of volume was attributed to value-added products in fiscal 2006, which exceeded a half billion lbs. for the first time.

Segment profit for JOTS decreased 11.7 percent for the fourth quarter and 5.4 percent for the year compared to a record fiscal 2005. The decline in segment profitability for both the quarter and year was due primarily to decreased commodity meat volumes and higher meat input costs compared to the prior year. In 2005, the company was able to capitalize on one-time opportunities to procure additional turkeys which resulted in increased harvest volume and higher commodity meat sales. The opportunity to acquire additional turkeys was not available in the current year. In addition, the company experienced flock livability issues throughout fiscal 2006, which further reduced meat availability. Strong demand for value-added products also caused the company to acquire breast meat on the outside market at a cost higher than internal production costs, which decreased gross margins. To compensate for this, the segment increased the harvest of company-owned birds by bringing them to market at a younger age than normal, which caused unfavorable breast meat yields due to the reduction in the age of harvested birds.

Segment profits did benefit from the continued emphasis on value-added sales growth, which mitigated a portion of the input cost increases. For the fourth quarter and year, each of the segment’s value-added businesses surpassed prior year revenue and tonnage levels. The Foodservice division led the segment in growth in the fourth quarter with net sales up 16.3 percent and tonnage up 13.7 percent, through the marketing of products such as Jennie-O Turkey Store turkey burgers (up 624,000 lbs. or 89.3 percent). The Deli division also reported strong growth for the quarter as revenue increased 7.3 percent and tonnage increased 6.4 percent. Gains were reported on Jennie-O Turkey Store rotisserie turkey breast (up 857,000 lbs. or 25.0 percent), Jennie-O Turkey Store Homestyle products (up 814,000 lbs. or 23.9 percent), and Jennie-O Turkey Store Premium Roasts (up 551,000 lbs. or 45.1 percent). The company’s retail division experienced continued success with Jennie-O Turkey Store branded fresh whole birds (up 1,618,000 lbs. or 63.0 percent) and Jennie-O Turkey Store Oven Ready turkeys (up 284,000 lbs. or 17.3 percent). During fiscal 2006, the company also launched Jennie-O Turkey Store tub luncheon meats, which continue to gain distribution and contributed 531,000 lbs. of volume to the fourth quarter of fiscal 2006. For the fiscal year, operating profits also benefited from a $3,109 gain on litigation recognized in the third quarter.

Feed costs for both the fourth quarter and full year were below fiscal 2005 levels. However, grain costs are expected to be significantly higher in fiscal 2007, which could decrease segment profitability. Some concern also exists in the industry about high egg sets and poult placements and the impact they could have on commodity meat and whole bird pricing in the upcoming year. To combat raw material and market pressures, the segment will pursue aggressive pricing strategies and continue its focus on developing new value-added products during fiscal 2007.

Specialty Foods: Specialty Foods net sales increased 17.6 percent for the fourth quarter and 20.4 percent for the twelve months compared to fiscal 2005. Sales tonnage increased 15.3 and 17.3 percent for the quarter and twelve months, respectively, compared to last year. Net sales and tonnage volume comparisons for the twelve months were positively impacted by the fiscal 2005 acquisition of Mark-Lynn. Excluding the incremental impact of this acquisition, net sales and tonnage volume increased 15.3 percent and 10.5 percent respectively, compared to the prior year.

Specialty Foods segment profit increased 81.2 percent and 77.9 percent, for the quarter and fiscal year, respectively, compared to fiscal 2005. All three operating segments within the segment reported outstanding results for both the fourth quarter and fiscal year, driven by adjustments to the product portfolio and efficiencies added to the manufacturing process throughout fiscal 2006. This segment continues to provide diversification and balance within the company, which helps buffer the effects of the protein cycle in other segments. The company expects to further grow this segment in fiscal 2007, but profits are expected to be more in line with the company’s long-term growth guidance, rather than at the record levels experienced in 2006.

HSP net sales and operating profit for the fourth quarter of fiscal 2006 increased 9.7 and 51.9 percent, respectively, compared to the prior year. Results were driven by gains in the canned meat category, including increased sales for contract packaging business (up approximately 122.0 percent compared to fiscal 2005), and canned broth and chicken. Improved margins were also noted on frozen ingredients, compared to the fiscal 2005 fourth quarter.

DCB net sales and operating profit for the fourth quarter of fiscal 2006 increased 11.4 and 41.3 percent, respectively, compared to the prior year. Core products (including sugar packets, sugar substitutes, canisters, and shakers) continued to show strong growth during the fourth quarter. Sugar substitute sales drove the increases for the quarter, with sales up 33.7 percent compared to the fiscal 2005 fourth quarter, as new customers were secured. Although sugar substitutes continue to outperform other key product groups, growth is expected to moderate in fiscal 2007 due to the maturing nature of brands within the category. Gains were also noted on liquid portions, blended products, and HHL dysphasia and malnutrition products during the quarter.

CFI experienced the largest gains for the fourth quarter, with net sales and operating profits up 71.6 and 531.1 percent, respectively, compared to the prior year. Additional customers secured during the year resulted in record production levels for ready-to-drink products during the fourth quarter, and production improvements completed in the third quarter have enabled the company to accommodate that volume. Increased sales of nutritional blends and jars also benefited the fourth quarter and fiscal year.

All Other: All Other net sales increased 17.7 percent for the fourth quarter and 2.2 percent for the year compared to the comparable fiscal 2005 periods. Segment profit increased 34.9 and 48.4 percent for the quarter and year, respectively, compared to last year. Both operating segments, HFI and Dan’s Prize, contributed to the improved results.

HFI net sales increased 17.6 percent in the fourth quarter and 3.2 percent for the twelve months of fiscal 2006, reflecting a planned reduction in picnic sales in the first half of 2006. Operating profit increased 22.4 percent and 70.9 percent for the quarter and year, respectively, compared to fiscal 2005.

Export sales drove both the top and bottom line results, representing notable fourth quarter volume gains on pork exports (up 1,317,000 lbs. or 10.4 percent), the SPAM family of products (up 651,000 lbs. or 13.5 percent), and Stagg chili (up 227,000 lbs. or 12.6 percent) compared to fiscal 2005. Twelve month comparisons are impacted by the reduction in the financial reporting lag on HFI’s joint ventures and wholly owned Australian subsidiary to one month. These entities were previously reported on a two to three month lag, and the adjustment increased all operating measures for the first quarter of fiscal 2005. On a comparable year-to-year basis, total export sales increased 2.9 percent compared to the prior fiscal year.

Improved results from HFI’s China joint ventures also enhanced operating profits in fiscal 2006. Lower raw material costs and growth across all product categories contributed to the positive results. Although, overall China continues to be in a loss position, operating profits improved $600 and $2,135 for the fourth quarter and year, respectively, compared to fiscal 2005.

Dan’s Prize, Inc., the company’s wholly owned marketer and seller of beef products, finished the fiscal year with strong fourth quarter net sales and tonnage volume results (up 21.2 and 18.3 percent, respectively), but total fiscal 2006 net sales and tonnage were flat compared to fiscal 2005. Operating profits increased 53.1 and 29.9 percent for the fourth quarter and fiscal year, respectively, due to strong fourth quarter sales of cooked beef items, continued pricing discipline, overhead cost controls, and lower raw material costs compared to the prior year.

Unallocated Income and Expenses: The company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment income for the fourth quarter and year was a net expense of $4,207 and $20,166, respectively, compared to a net expense of $6,799 and $19,213 for the comparable periods of fiscal 2005. Returns on investments held in the company’s rabbi trust for supplemental executive retirement plans and deferred income plans increased $530 compared to the prior year fourth quarter, but decreased $2,326 for the full fiscal year. Additionally, the fourth quarter of fiscal 2005 included $2,065 of write-downs of the company’s investments. Interest expense of $25,636 for fiscal 2006 decreased from the prior year by $2,108, resulting from payments on long-term debt and lower short-term debt balances during 2006 due to fewer acquisitions as compared to fiscal 2005. The only material debt balance remaining at the end of fiscal 2006 relates to the company’s $350,000 senior notes which mature in 2011. The company expects interest expense to approximate $24,000 for fiscal 2007.

General corporate expense for the fourth quarter and year was $3,838 and $30,618, respectively, compared to $3,239 and $21,704 for the prior year quarter and twelve months. Fiscal 2006 results include $9,200 of stock option expense recorded in the first quarter under SFAS 123(R), primarily due to executive retirements and expensing of new option grants to retirement-eligible individuals, and approximately $4,800 for expenses related to settlements on non-qualified plans resulting from executive retirements. Expense related to inventory valuation adjustments also increased $3,431 and $6,686 for the fourth quarter and year, respectively. Offsetting these items was a $6,000 charge for retirement related expenses for executive officers recognized in the fourth quarter of fiscal 2005, and a $2,286 gain recorded on the sale of a company airplane in the third quarter of fiscal 2006.

Fiscal Years 2005 and 2004:

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

Consolidated Results

Net Earnings: Net earnings for the fourth quarter of fiscal 2005 were $82,230, an increase of 16.3 percent compared to earnings of $70,720 for the same period in fiscal 2004. Diluted earnings per share were $.59 compared to $.51 for the same period in fiscal 2004. Net earnings for the year increased 9.0 percent to $254,603 from $233,550 in fiscal 2004. Diluted earnings per share for the same period increased to $1.82 from $1.67 in the prior year.

Fiscal 2004 net earnings included an $11,470 after-tax gain ($0.08 per share) on the sale of Vista International Packaging, Inc., a $3,963 after-tax gain ($0.03 per share) on the sale of the company’s investment in Campofrio Alimentacion, S.A. and a $2,672 ($0.02 per share) after-tax charge for early retirement packages related to the company’s sales reorganization.

Sales: Net sales for the fourth quarter increased to $1,477,908 from $1,345,216 in 2004, an increase of 9.9 percent. Net sales for the twelve months of fiscal 2005 increased 13.3 percent to $5,413,997 compared to $4,779,875 in 2004. Tonnage volume for the fourth quarter increased 12.2 percent to 1.1 billion lbs. from 990 million lbs. in 2004. Tonnage volume for the year increased 13.5 percent to 4.1 billion lbs. from 3.6 billion lbs. in 2004.

Net sales and tonnage volume comparisons were positively impacted by the 2005 acquisitions of Farmer John, Mexican Accent, Mark-Lynn, and Lloyd’s. On a combined basis, these acquisitions contributed $155,534 in net sales to the fourth quarter results for fiscal 2005. Excluding these acquisitions, both net sales and tonnage volume decreased 1.7 percent in the fourth quarter compared to 2004. For the full 2005 fiscal year, the acquisitions contributed a combined $488,715 in net sales, representing 10.2 percentage points and 12.5 percentage points of the net sales and tonnage volume increases, respectively.

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

Gross Profit: Gross profits were $368,161 and $1,284,448 for the quarter and year, respectively, compared to $320,292 and $1,124,038 in 2004. As a percent of net sales, gross profit increased to 24.9 and 23.7 percent for the fourth quarter and year, respectively, compared to 23.8 and 23.5 percent for the comparable periods in 2004. The Jennie-O Turkey Store segment drove the increase for both the fourth quarter and year, due to higher turkey meat markets, lower feed costs, production efficiencies, and growth in value-added products. Changes in the product mix, primarily due to the Farmer John acquisition, negatively impacted margins compared to fiscal 2004. However, this impact was offset by significant decreases in raw material costs during the fourth quarter, which resulted in improved margins in the Grocery Products, Refrigerated Foods, and All Other segments.

Selling and Delivery: Selling and delivery expenses for the fourth quarter and year were $180,732 and $691,792, respectively, compared to $166,196 and $621,694 in 2004. These increases were primarily due to higher shipping and handling expenses throughout fiscal 2005, representing increased tonnage volume, significantly higher fuel related charges, and acquisitions. As a percent of net sales, selling and delivery expenses decreased to 12.2 percent for the fourth quarter compared to 12.4 percent in 2004, and decreased to 12.8 percent for the year compared to 13.0 percent in 2004. Newly acquired businesses with lower selling and delivery expense ratios contributed to the decrease in fiscal 2005, and price increases offset increases in selling expenses throughout the fiscal year. A pre-tax charge of $4,194 was also recognized in the second quarter of fiscal 2004 for early retirement packages related to a reorganization of the company’s sales force.

Administrative and General: Administrative and general expenses were $48,567 and $172,242 for the quarter and year, respectively, compared to $38,779 and $146,488 in 2004. As a percent of net sales, administrative and general expenses for the fourth quarter and year were 3.3 and 3.2 percent, respectively, compared to 2.9 and 3.1 percent, respectively, for the quarter and year in fiscal 2004. Fiscal 2004 expenses were decreased by reductions in post-retirement benefits of $1,504 and $3,903 for the fourth quarter and year, respectively, related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Items impacting fiscal 2005 included stock option expense increases over 2004 of $446 and $1,733 for the fourth quarter and year, respectively, and retirement related benefits for executive officers of approximately $6,000 recognized during the fourth quarter. Administrative expenses related to acquisitions also contributed to the increase for fiscal 2005, including intangible asset amortization which increased $500 and $2,345 for the fourth quarter and year, respectively, compared to fiscal 2004. These expenses were partially offset by a reduction in bad debt expenses of approximately $1,400 and $2,500 for the fourth quarter and fiscal year of 2005, respectively.

Research and development expenses for the fourth quarter decreased slightly to $4,226 from $4,434 in the comparable quarter of 2004, and for the fiscal year increased to $17,585 from $15,944 in 2004. The decrease for the fourth quarter was primarily due to the timing of new product introductions that occurred late in fiscal 2004, and the year-over-year increase was distributed across various segments.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $699 and $5,525 for the quarter and year, respectively, compared to $1,282 and $6,458 in 2004. This earnings line reflected decreases from the company’s 50 percent owned joint venture, Herdez Corporation, (down $207 and $476 for the fourth quarter and fiscal year) and the company’s 40 percent owned Philippine joint venture, Purefoods-Hormel Company (down $208 and $201 for the fourth quarter and fiscal year). These decreases were offset by favorable performance by the company’s 49 percent owned joint venture, Carapelli USA, LLC (up $103 and $427 for the fourth quarter and fiscal year) and the company’s 50 percent owned joint venture, Hormel Alimentos (up $177 and $140 for the fourth quarter and fiscal year). Minority interests in the company’s consolidated investments are also reflected in these figures. In the third quarter of fiscal 2005, the company recorded a minority interest gain of $461 related to its ownership in the Beijing Hormel Foods Corporation. Excluding this gain, minority interests represented a decrease in income of $1,307 compared to fiscal 2004.

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

Income Taxes: The company’s effective tax rate for the fourth quarter and year was 38.1 and 37.4 percent, respectively, in fiscal 2005 compared to 36.5 percent for the quarter and year in fiscal 2004. The increase in the effective rates for fiscal 2005 was the result of higher foreign taxes, the impact of updated state tax rates on deferred tax balances, and the relationship of permanent tax differences to income for the year.

Segment Results

Net sales and operating profits for each of the company’s segments are set forth below. The company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating profit and other financial information shown below. (Additional segment financial information can be found in Note K of the Notes to Consolidated Financial Statements.)

	Fourth Quarter Ended			Year Ended
	Restated*	Restated*		Restated*	Restated*
	October 30, 2005	October 30, 2004	% Change	October 30, 2005	October 30, 2004	% Change
Net Sales
Grocery Products	$232,801	$222,583	4.6	$799,291	$758,256	5.4
Refrigerated Foods	739,466	646,715	14.3	2,801,632	2,300,399	21.8
Jennie-O Turkey Store	311,293	317,323	(1.9)	1,088,324	1,052,682	3.4
Specialty Foods	144,350	116,946	23.4	518,673	467,581	10.9
All Other	49,998	41,649	20.0	206,077	200,957	2.5
Total	$1,477,908	$1,345,216	9.9	$5,413,997	$4,779,875	13.3
Segment Operating Profit
Grocery Products	$45,524	$43,950	3.6	$132,047	$128,838	2.5
Refrigerated Foods	38,766	38,713	0.1	129,831	141,361	(8.2)
Jennie-O Turkey Store	41,549	31,499	31.9	136,071	80,437	69.2
Specialty Foods	8,303	5,683	46.1	27,310	25,674	6.4
All Other	8,658	3,802	127.7	22,384	23,278	(3.8)
Total segment operating profit	142,800	123,647	15.5	447,643	399,588	12.0
Net interest and investment income	(6,799)	(5,198)	(30.8)	(19,213)	(12,779)	(50.3)
General corporate expense	(3,239)	(7,048)	54.0	(21,704)	(19,211)	(13.0)
Earnings before income taxes	$132,762	$111,401	19.2	$406,726	$367,598	10.6

*Retrospective application of FIFO inventory valuation (see Note A of the Notes to Consolidated Financial Statements)

Grocery Products: Grocery Products net sales increased 4.6 percent for the quarter and 5.4 percent for the year compared to fiscal 2004. Sales tonnage volume increased 3.1 percent for the quarter and 0.7 percent for the year compared to fiscal 2004. Segment profit for Grocery Products increased 3.6 percent for the quarter and 2.5 percent for the year compared to fiscal 2004. Raw material costs were below prior year and expected levels during the fourth quarter, which resulted in improved profit margins led by gains on the SPAM family of products and Hormel flavored bacon bits. Segment profits for the year were negatively impacted by significantly higher fuel surcharges over fiscal 2004.

At the beginning of the fiscal 2005 third quarter, the company’s sales force incorporated Mexican Accent’s products into its portfolio of ethnic products. The acquisition has been accretive to the Grocery Products segment, and the company continues to pursue synergies with its other Hispanic product lines. The acquisition contributed $6,665 and $20,008 to net sales, and 6,814,000 lbs. and 13,994,000 lbs. to sales tonnage for the quarter and year, respectively. Excluding Mexican Accent, net sales for the segment increased 1.6 percent and 2.8 percent forth quarter and year, respectively, while sales tonnage declined 1.8 percent and 2.3 percent for the quarter and year, respectively.

Key product categories also contributed to tonnage volume and profit increases in the Grocery Products segment compared to the fiscal 2004 fourth quarter. Notable gains were experienced in the microwave category (up 3,133,600 lbs. or 21.6 percent), driven by the success of the Hormel microwave tray line, and the SPAM family of products (up 268,000 lbs. or 1.3 percent). These gains were offset primarily by declines in Stagg chili (down 2,308,000 lbs. or 23.4 percent), as fiscal 2004 reflected pipeline inventory gains when Stagg was introduced nationally. Key categories also showing growth for the year included the microwave category (up 7,700,000 lbs. or 15.1 percent), Hormel chili (up 753,000 lbs. or 0.7 percent), and the SPAM family of products (up 723,000 lbs. or 1.1 percent). Although Dinty Moore canned products showed an overall decline for fiscal 2005 (down 7,568,000 lbs. or 12.8 percent), improvements were seen in the second half of fiscal 2005 as the company explored options for improving sales in this category.

Efforts in the Grocery Products segment continued to be focused on growth initiatives implemented during fiscal 2004. The company continued to expand sales in the chili category. While total chili shipments for the year were flat compared to fiscal 2004, commitments were good for the 2005 winter chili season and dollar shares on both the Hormel and Stagg brands continued to increase over comparable periods to 2004. The company also continued to seek innovative ways to market established product lines, including the SPAM Singles product line, which provided positive results and incremental volume in fiscal 2005.

Refrigerated Foods: Net sales by the Refrigerated Foods segment were up 14.3 percent for the quarter and 21.8 percent for the twelve months compared to fiscal 2004. Sales tonnage increased 21.9 percent for the quarter and 25.6 percent for the fiscal year as compared to 2004. Net sales and tonnage volume comparisons were positively impacted by the December 29, 2004, acquisition of Farmer John and the April 4, 2005, acquisition of Lloyd’s. These acquisitions contributed a combined $136,562 in net sales to the fourth quarter results for fiscal 2005. Excluding these acquisitions, net sales and tonnage volume decreased 6.8 percent and 3.0 percent respectively, in the fourth quarter compared to 2004. For the full 2005 fiscal year, these acquisitions contributed a combined $440,929 in net sales, representing 19.2 percentage points and 23.5 percentage points of the net sales and tonnage volume increases, respectively.

The company’s hog processing for the fourth quarter increased 22.1 percent to 2,285,000 hogs from 1,871,000 hogs for the comparable period in 2004. For the fiscal year, hog processing increased 25.2 percent to 8,583,000 hogs from 6,855,000 hogs in fiscal 2004. Excluding Farmer John, hog processing increased 2.6 percent in fiscal 2005, compared to 2004. Hog markets trended lower in the fourth quarter, down 8.7 percent compared to fiscal 2004.

Segment profit for Refrigerated Foods remained flat in the fourth quarter, and decreased 8.2 percent from fiscal 2004. The company experienced exceptional pork margins during fiscal 2004, creating difficult comparisons throughout fiscal 2005. Margins did improve during the fourth quarter of 2005, but not as quickly as anticipated.

Sales volume for value-added products in the Meat Products business unit showed positive growth over the 2004 fourth quarter, led by gains in Hormel raw bacon (up 587,000 lbs. or 3.5 percent), Hormel retail hams (up 821,000 lbs. or 7.2 percent), Hormel party trays (up 558,000 lbs. or 50.2 percent),and DiLusso Deli Company products (up 23,000 lbs. or 2.3 percent). Hormel Natural Choice pre-sliced deli sandwich meats, which use the company’s high pressure processing technology, also received good results in test markets. These results reflected aggressive marketing support for the company’s brands, and continued consumer preference for this unit’s product offerings. This unit also includes the results of Lloyd’s, acquired in the second quarter of fiscal 2005. Combining Lloyd’s branded products with existing Hormel branded items positioned the company as the leader in the refrigerated entree category.

The Foodservice business unit also contributed to strong sales results during the fourth quarter, with several key product lines posting double digit growth. Tonnage volume increases over the fiscal 2004 fourth quarter were noted on precooked breakfast sausage (up 349,000 lbs. or 21.6 percent), Always Tender pork (up 340,000 lbs. or 13.1 percent), shelf stable products (up 1,562,000 lbs. or 43.5 percent), Austin Blues BBQ products (up 415,000 lbs. or 20.2 percent), Applewood smoked bacon (up 240,000 lbs. or 16.4 percent), and the café h line of products (up 185,000 lbs. or 16.5 percent).

Outstanding growth was also reported during fiscal 2005 by the Precept Foods, LLC joint venture, generated by new business and expansion of product offerings with existing customers. Tonnage for case-ready beef and pork products increased 1,133,000 lbs. or 25.4 percent for the fourth quarter, and 3,470,000 lbs. or 21.0 percent for the year compared to the fiscal 2004 comparable periods.

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the quarter and year decreased 1.9 percent and increased 3.4 percent, respectively, compared to fiscal 2004 periods. Tonnage volume decreased 4.7 percent for the quarter and increased 1.6 percent for the year compared to prior year results. The segment continued to improve its value added versus commodity product mix. Over 54.0 percent of volume was attributed to value-added products in fiscal 2005, representing the second consecutive year that value-added tonnage exceeded commodity tonnage on an annual basis.

Segment profit for JOTS increased 31.9 percent for the fourth quarter and 69.2 percent for the year compared to fiscal 2004. These gains were driven by a combination of higher turkey meat markets, lower feed costs, production efficiencies, and growth in value-added products. Commodity meat markets and whole bird markets improved throughout fiscal 2005, with breast meat reaching an all time high in October. Feed costs for both the quarter and full year returned to more traditional levels, which were significantly below the prior year, and decreased approximately $9,000 and $37,000 for the fourth quarter and fiscal year, respectively. Export markets also continued to be strong during the year and, for the first time, the company exceeded 100 million pounds of exports on an annual basis. These favorable conditions were mitigated by higher energy costs associated with farm heating and freight fuel surcharges.

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

Specialty Foods: Specialty Foods net sales increased 23.4 percent for the fourth quarter and 10.9 percent for the twelve months compared to fiscal 2004. Sales tonnage increased 18.5 and 6.5 percent for the quarter and twelve months, respectively, compared to 2004. Segment profit increased 46.1 percent and 6.4 percent, for the quarter and fiscal year, respectively, compared to fiscal 2004. The acquisition of Mark-Lynn Foods improved the fiscal 2005 results, contributing 10.5 percentage points and 5.9 percentage points of the net sales increase for the fourth quarter and year, respectively. Continued strength from core product sales at Diamond Crystal Brands (DCB), contract manufacturing at Hormel Specialty Products (HSP), and new production at Century Foods International (CFI) also drove the sales increase for the fourth quarter.

HSP net sales increased 25.1 percent for the fourth quarter and 6.3 percent for the year compared to the same periods in 2004. Higher net sales in the fourth quarter were attributed to increased contract manufacturing of canned meats, along with increases in the meat ingredients and refinery categories. Margin percentages declined during fiscal 2005 due to changes in product mix, higher dairy markets, and aggressive cheese pricing. Freight and warehouse expense increases due to higher fuel related costs also had a negative impact on operating profits for the year.

DCB’s core product gross sales (including sugar packets, sugar substitutes, canisters, and shakers) increased 12.7 percent and 16.2 percent over the 2004 fourth quarter and fiscal year, respectively. Sales of the HHL dysphasia and malnutrition products ended the quarter down 5.1 percent. Defending private label conversions and gaining operator compliance helped offset lost contract sales in the nutritional category. Mark-Lynn was successfully integrated into DCB as a fifth processing facility during 2005, and expanded the company’s market share in foodservice packets. This acquisition contributed $12,307 and $27,778 to net sales for the fourth quarter and fiscal year, respectively.

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

All Other: All Other net sales increased 20.0 percent for the fourth quarter and 2.5 percent for the year compared to the comparable fiscal 2004 periods. Segment profit increased 127.7 percent and decreased 3.8 percent for the quarter and year, respectively, compared to 2004. Comparisons for the fiscal year were impacted by the divestiture of Vista International Packaging, Inc. (Vista) during the third quarter of fiscal 2004.

Hormel Foods International (HFI) experienced strong international demand for commodity pork items throughout fiscal 2005, with export tonnage increasing to 88,036,000 lbs. or up 9.9 percent over fiscal 2004. Volume gains were also seen on the SPAM family of products (up to 18,148,000 lbs. or up 2.4 percent) and Stagg chili (up to 6,234,000 lbs. or up 10.6 percent) compared to the prior year. These sales, combined with improved results from the company’s China operations, resulted in significant margin increases for the fourth quarter and fiscal year. In the first quarter of fiscal 2005, HFI reduced the financial reporting lag on its joint ventures and wholly owned Australian subsidiary to one month (from a previous two to three month lag). This adjustment increased tonnage (up 4,546,000 lbs.), net sales (up $5,412), and segment profits (up $453) for fiscal 2005. During the third quarter of fiscal 2005, HFI also recorded a minority interest gain of $461 related to its ownership in the Beijing Hormel Foods Corporation.

Dan’s Prize, Inc., the company’s wholly owned marketer and seller of beef products, experienced tonnage decreases in both the fourth quarter and fiscal year compared to 2004. However, the fourth quarter results showed increased operating profits, resulting from margin growth due to favorable market conditions and customer mix.

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

Net interest and investment income for the fourth quarter and year was a net expense of $6,799 and $19,213, respectively, compared to a net expense of $5,198 and $12,779 for the comparable periods of fiscal 2004. Fiscal 2004 results included a $6,222 pre-tax gain on the sale of the company’s investment in Campofrio Alimentacion, S.A. in the second quarter. Returns on investments held in the company’s rabbi trust for supplemental executive retirement plans and deferred income plans increased for both the fourth quarter and fiscal year, and the company experienced increases in interest income due to maintaining higher average cash balances throughout fiscal 2005. For the quarter and fiscal year, these gains were offset by $2,065 of write-downs of the company’s investments. Interest expense of $27,744 for fiscal 2005 exceeded fiscal 2004 by $602, as acquisitions resulted in additional short-term debt being incurred. This debt was repaid by the end of fiscal 2005.

General corporate expense for the fourth quarter and year was $3,239 and $21,704, respectively, compared to $7,048 and $19,211 for the 2004 fourth quarter and twelve months. Fiscal 2004 results included a pre-tax gain of $18,063 recorded on the sale of Vista International Packaging, Inc. during the third quarter, and reductions in post-retirement benefits of $1,504 and $3,903 for the fourth quarter and year, respectively, related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. (See Note F “Pension and Other Postretirement Health Care Benefits”) Partially offsetting those gains were fiscal 2004 sales reorganization expenses of approximately $7,000 which did not recur in fiscal 2005. Other factors in fiscal 2005 included retirement related expenses for executive officers of approximately $6,000 recognized in the fourth quarter, offset by inventory valuation adjustments of approximately $11,700, decreases in bad debt expenses of approximately $2,500, and lower corporate overhead expenses compared to 2004. The company evaluated its corporate expense allocation methodology during fiscal 2005, resulting in additional expenses being allocated to operating segments.

Related Party Transactions

Certain employees of the company provide administrative services to The Hormel Foundation, which beneficially owns more than five percent of the company’s common stock, for which The Hormel Foundation reimburses the company for its fully allocated cost for the employee time and expenses.

During the fourth quarter of fiscal 2006, the company purchased 295,680 shares of common stock from The Hormel Foundation under its approved share repurchase program. The shares became available for sale upon termination of a Hormel family trust, and were purchased by the company at $36.6867 per share, which represented the average closing price for the three days of August 30, August 31, and September 1, 2006. Settlement took place on September 5, 2006.

Liquidity and Capital Resources

Selected financial ratios at the end of fiscal years 2006 and 2005 are as follows:

		Restated*
	2006	2005
Liquidity Ratios
Current ratio	2.0	1.8
Receivables turnover	17.9	18.9
Days sales in receivables	21.7	20.3
Inventory turnover	7.9	8.3
Days sales in inventory	47.6	47.2
Leverage Ratio
Long-term debt (including current maturities) to equity	19.4%	22.6%
Operating Ratios
Pretax profit to net worth	25.3%	26.9%
Pretax profit to total assets	14.6%	15.0%

*Retrospective application of FIFO inventory valuation (see Note A of the Notes to Consolidated Financial Statements)

Cash, cash equivalents, and short-term marketable securities were $172,485 at the end of fiscal year 2006 compared to $169,546 at the end of fiscal year 2005.

During fiscal 2006, cash provided by operating activities was $326,574 compared to $453,719 in 2005. The decrease in cash provided by operating activities was primarily due to higher earnings offset by changes in working capital items, payments made to settle lump-sum pension obligations, and the funding of one of the company’s qualified defined benefit pension plans. During fiscal 2006, the company made payments of approximately $36,300 to settle pension obligations under non-qualified plans triggered by executive retirements. During the third quarter of fiscal 2006, the company also made a discretionary contribution of $17,650 to its salaried defined benefit pension plan. Changes in working capital included higher levels of accounts receivable and a smaller benefit from accounts payable and accrued expenses than in the prior year.

Cash flow from operating activities provides the company with its principal source of liquidity. The company does not anticipate a significant risk to cash flow from this source in the foreseeable future because the company operates in a relatively stable industry and has strong products across several product lines.

Cash used in investing activities was $170,524 in fiscal year 2006, compared to $404,437 in fiscal year 2005. The decrease was due primarily to acquisitions of businesses/intangibles made during fiscal 2005. Acquisitions made during fiscal 2005, along with the purchase price including related costs, were Farmer John ($208,219), Mexican Accent ($47,996), Mark-Lynn ($43,153), and Lloyd’s ($50,463). During fiscal 2005, the company also purchased the Chi-Chi’s trademark rights related to chips and tortillas for $14,490. The only significant acquisition made in fiscal 2006 was the purchase of Valley Fresh, Inc. for $80,362 in cash.

Expenditures on fixed assets in fiscal 2006 were $141,516 compared to $107,094 in the prior year. Significant projects during 2006 included additional precooked bacon and microwave tray lines at the company’s Rochelle, Illinois facility and plant renovations at the Fremont, Nebraska plant. For fiscal 2007, the company expects capital expenditures will be approximately $145,000, which exceeds estimated depreciation expense. The increase is primarily due to planned investments in additional value-added production capacity to meet consumer demand, and planned expansions at the company’s hog production facilities.

Cash used in financing activities was $114,611 in fiscal 2006 compared to $98,117 in fiscal 2005. The increase in cash used in financing activities was due mainly to increased dividend payments and higher share repurchase than in the prior year. During fiscal 2006, the company borrowed $70,000 utilizing existing short-term lines of credit to finance working capital needs during the year. The outstanding short-term debt was repaid by the end of the fourth quarter, and the company did not incur any additional long-term debt during 2006. Similarly, the company does not expect to take on any significant additional long-term debt in fiscal 2007.

The company paid $75,840 in dividends to shareholders in fiscal 2006 compared to $69,371 in fiscal 2005. The dividend rate was 56 cents per share in 2006, which reflects a 7.7% increase over the fiscal 2005 amount. The company has paid dividends for 313 consecutive quarters and expects to continue doing so in the future. The annual dividend for fiscal 2007 will increase to 60 cents per share, representing the company’s 41st consecutive annual dividend increase.

Repurchases of common stock were $36,978 in fiscal 2006, compared to $22,977 in the prior year. During the year, the company repurchased 1,058,067 shares of its common stock at an average price per share of $34.95 under the repurchase plan approved by the company’s Board of Directors in October 2002. This amount includes the repurchase of 295,680 shares from The Hormel Foundation during the fourth quarter at the average of the closing market prices for the three days of August 30, August 31, and September 1, 2006. These transactions result in a total of 3.4 million shares having been repurchased through October 29, 2006, under this 10 million share repurchase authorization.

Total debt outstanding at the end of fiscal 2006 was $350,420 compared to $361,505 at the end of the prior year. The company’s debt balance primarily represents $350,000 of senior unsecured notes maturing in 2011. The company is required, by certain covenants in its debt agreements, to maintain specified levels of financial ratios and balance sheet position. At the end of fiscal 2006, the company was in compliance with all of these debt covenants.

Contractual Obligations and Commercial Commitments

The following table outlines the company’s future contractual financial obligations as of October 29, 2006 (for additional information regarding these obligations, see Note E “Long-term Debt and Other Borrowing Arrangements” and Note H “Commitments and Contingencies”):

	Payments Due by Periods
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Purchase obligations:
Hog and turkey commitments(1)	$4,926,731	$746,216	$1,208,349	$789,004	$2,183,162
Grain commitments(1)	57,175	44,318	12,857	—	—
Turkey grow-out contracts(2)	77,731	10,030	14,113	10,480	43,108
Other(3)	66,974	63,426	3,548	—	—
Long-term debt	350,420	366	54	350,000	—
Interest payments on long-term debt	104,352	23,195	46,376	34,781	—
Capital expenditures(4)	86,256	86,256	—	—	—
Leases	33,149	10,360	11,115	5,788	5,886
Other long-term liabilities(5)	70,069	8,876	16,907	14,865	29,421
Total Contractual Cash Obligations	$5,772,857	$993,043	$1,313,319	$1,204,918	$2,261,577

(1) In the normal course of business, the company commits to purchase fixed quantities of livestock and grain from producers to ensure a steady supply of production inputs. Certain of these contracts are based on market prices at the time of delivery, for which the company has estimated the purchase commitment using current market prices as of October 29, 2006. The company also utilizes various hedging programs to manage the price risk associated with these commitments. As of October 29, 2006, these hedging programs result in a net increase of $12,723 in future cash payments associated with the purchase commitments in fiscal 2006, which is not reflected in the table above.

(2) The company also utilizes grow-out contracts with independent farmers to raise turkeys for the company. Under these contracts, the livestock, feed, and other supplies are owned by the company. The farmers provide the required labor and facilities that they either own or sublease from the company, and receive a fee per pound when the turkeys are delivered. As of October 29, 2006, the company had approximately 95 active contracts ranging from two to twenty-five years in duration. The grow-out activity is assumed to continue through the term of these active contracts, and amounts in the table represent the company’s obligation based on turkeys expected to be delivered from these farmers.

(3) Amounts presented for other purchase obligations represent all known open purchase orders and all known contracts exceeding $1,000, related to the procurement of materials, supplies, and various services. The company primarily purchases goods and services on an as-needed basis. Therefore, the amounts in the table represent only a portion of expected future cash expenditures.

(4) Amounts presented for capital expenditures represent only the company’s current commitments to complete construction in progress at various locations. The company estimates total capital expenditures for fiscal year 2007 to be $145,000.

(5) Other long-term liabilities primarily represent payments under the company’s deferred compensation plans and minimum payments required under supply agreements related to the sale of Vista International Packaging, Inc. Minority interest related to the Precept Foods operation is not included in the table above. Also excluded are payments under the company’s defined benefit pension and other postretirement benefit plans. (See estimated benefit payments for the next ten fiscal years in Note F “Pension and Other Postretirement Health Care Benefits”)

In addition to the commitments set forth in the above table, at October 29, 2006, the company had $40,654 in standby letters of credit issued on behalf of the company. The standby letters of credit are primarily related to the company’s self-insured workers’ compensation programs.

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

The Private Securities Litigation Reform Act of 1995 (the Reform Act) provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information. The company is filing this cautionary statement in connection with the Reform Act. When used in the company’s Annual Report to Stockholders, in filings by the company with the Securities and Exchange Commission (the Commission), in the company’s press releases and in oral statements made by the company’s representatives, the words or phrases “should result,” “believe,” “intend,” “plan,” “are expected to,” “targeted,” “will continue,” “will approximate,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify forward-looking statements within the meaning of the Reform Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those anticipated or projected.

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

Risk Factors

Fluctuations in commodity prices of pork, poultry, and feed ingredients could harm the company’s earnings. The company’s results of operations and financial condition are largely dependent upon the cost and supply of pork, poultry, and feed grain as well as the selling prices for many of our products, which are determined by constantly changing market forces of supply and demand over which we have limited or no control.

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

Jennie-O Turkey Store contracts with turkey growers to supplement the turkeys it raises to meet its raw material requirements for whole birds and processed turkey products. Jennie-O Turkey Store results are affected by the cost and supply of feed grains, which fluctuate due to climate conditions, production forecasts, and supply and demand conditions at local, regional, national, and worldwide levels. The company attempts to manage some of its short-term exposure to fluctuations in feed prices by purchasing futures contracts.

Outbreaks of disease among livestock and poultry flocks could harm the company’s revenues and operating margins. The company is subject to risks associated with the outbreak of disease in pork and beef livestock, and poultry flocks, including Bovine Spongiform Encephalopathy (BSE), pneumovirus, and Avian Influenza. The outbreak of disease could adversely affect the company’s supply of raw materials, increase the cost of production, and reduce operating margins. Additionally, the outbreak of disease may hinder the company’s ability to market and sell products both domestically and internationally. The company has developed business continuity plans for various disease scenarios and will continue to update these plans as necessary.

Market demand for the company’s products may fluctuate due to competition from other producers. The company faces competition from producers of other meats and protein sources, especially beef, chicken, and fish. The bases on which the company competes include:

•              price;

•              product quality;

•              brand identification;

•              breadth of product line; and

•              customer service.

Demand for the company’s products is also affected by competitors’ promotional spending and the effectiveness of the company’s advertising and marketing programs. The company may be unable to compete successfully on any or all of these bases in the future.

The company’s operations are subject to the general risks of the food industry. The food products manufacturing industry is subject to the risks posed by:

•              food spoilage or food contamination;

•              evolving consumer preferences and nutritional and health-related concerns;

•              federal, state, and local food processing controls;

•              consumer product liability claims;

•              product tampering; and

•              the possible unavailability and/or expense of liability insurance.

If one or more of these risks were to materialize, the company’s revenues could decrease, costs of doing business could increase, and the company’s operating results could be adversely affected.

Deterioration of economic conditions could harm the company’s business. The company’s business may be adversely affected by changes in national or global economic conditions, including inflation, interest rates, availability of capital markets, consumer spending rates, energy availability and costs (including fuel surcharges), and the effects of governmental initiatives to manage economic conditions. If a high pathogenic H5N1 strain of Avian Influenza developed in the United States, it may negatively impact the national economy and/or the demand for poultry products, and the company’s financial results could suffer. The company has developed contingency plans to address infectious disease scenarios and the potential impact on its operations, and will continue to update these plans as necessary.

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

The company’s operations are subject to the general risks of litigation. The company is involved on an ongoing basis in litigation arising in the ordinary course of business. Trends in litigation may include class actions involving consumers, shareholders, or injured persons, and claims relating to labor, employment, or environmental matters. Litigation trends and the outcome of litigation cannot be predicted with certainty and adverse litigation trends and outcomes could adversely affect the company’s financial results.

Government regulation, present and future, exposes the company to potential sanctions and compliance costs that could adversely affect the company’s business. The company’s operations are subject to extensive regulation by the U.S. Department of Agriculture, the U.S. Food and Drug Administration, and other state and local authorities that oversee food safety standards and the processing, packaging, storage, distribution, advertising, and labeling of the company’s products. The company’s manufacturing facilities and products are subject to constant inspection by federal, state, and local authorities. Claims or enforcement proceedings could be brought against the company in the future. Additionally, the company is subject to new or modified laws, regulations, and accounting standards. The company’s failure or inability to comply with such requirements could subject the company to civil remedies, including fines, injunctions, recalls, or seizures, as well as potential criminal sanctions.

The company is subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings, and investigations. The company’s past and present business operations and ownership and operation of real property are subject to extensive and increasingly stringent federal, state, and local environmental laws and regulations pertaining to the discharge of materials into the environment, and the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. Compliance with these laws and regulations, and the ability to comply with any modifications to these laws and regulations, is material to the company’s business. New matters or sites may be identified in the future that will require additional investigation, assessment, or expenditures. In addition, some of the company’s facilities have been in operation for many years and, over time, the company and other prior operators of these facilities may have generated and disposed of wastes that now may be considered hazardous. Future discovery of contamination of property underlying or in the vicinity of the company’s present or former properties or manufacturing facilities and/or waste disposal sites could require the company to incur additional expenses. The occurrence of any of these events, the implementation of new laws and regulations, or stricter interpretation of existing laws or regulations, could adversely affect the company’s financial results.

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

Deterioration of labor relations or increases in labor costs could harm the company’s business. The company has approximately 18,100 employees, of which approximately 6,100 are represented by labor unions, principally the United Food and Commercial Workers’ Union. A significant increase in labor costs or a deterioration of labor relations at any of the company’s facilities that results in work slowdowns or stoppages could harm the company’s financial results. Union contracts at the company’s plants in Algona, Iowa; Austin, Minnesota; Beloit, Wisconsin; Fremont, Nebraska; and Tucker, Georgia will expire in September, 2007. These contracts cover a combined total of 3,157 employees. Negotiations have not yet been initiated at any of these locations.

Quantitative and Qualitative Disclosure About Market Risks

Hog Markets. The company’s earnings are affected by fluctuations in the live hog market. To minimize the impact on earnings, and to ensure a steady supply of quality hogs, the company has entered into contracts with producers for the purchase of hogs at formula-based prices over periods of up to 15 years. Contract formulas are based on hog production costs, hog futures, hog primal values, or industry reported hog markets. Purchased hogs under contract accounted for 81 percent and 69 percent of the total hogs purchased by the company in fiscal years 2006 and 2005, respectively. The company has been actively converting to market-based formulas in order to better match input costs with customer pricing. Therefore, a hypothetical 10 percent change in the cash market would have had an immaterial effect on the company’s results of operations.

Certain procurement contracts allow for future hog deliveries (firm commitments) to be forward priced. The company generally hedges these firm commitments by entering into hog futures contracts. These futures contracts are designated and accounted for as fair value hedges. The change in the market value of such futures contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Changes in the fair value of the futures contracts, along with the gain or loss on the firm commitment, are marked-to-market through earnings and are recorded on the statement of financial position as a current asset and liability, respectively. The fair value of the company’s open futures contracts as of October 29, 2006, was $(5,473).

The company measures its market risk exposure on its hog futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in market prices. A 10 percent increase in market prices would have negatively impacted the fair value of the company’s October 29, 2006, open contracts by $6,734, which in turn would lower the company’s future cost of purchased hogs by a similar amount.

Turkey Markets. The company raises or contracts for live turkeys. Production costs in raising turkeys are subject primarily to fluctuations in feed grain prices, and to a lesser extent, fuel costs. To reduce the company’s exposure to changes in grain prices, the company utilizes a hedge program to offset the fluctuation in the company’s future direct grain purchases.

This program utilizes corn and soybean meal futures, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value of $2,467, before tax, on the statement of financial position as of October 29, 2006.

The company measures its market risk exposure on its grain futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for grain. A 10 percent decrease in the market price for grain would have negatively impacted the fair value of the company’s October 29, 2006, open grain contracts by $1,603, which in turn would lower the company’s future cost on purchased grain by a similar amount.

Natural Gas. Production costs at the company’s plants and feed mills are also subject to fluctuations in fuel costs. To reduce the company’s exposure to changes in natural gas prices, the company utilizes a hedge program to offset the fluctuation in the company’s future natural gas purchases. This program utilizes natural gas swaps, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value of $(4,256), before tax, on the statement of financial position as of October 29, 2006.

The company measures its market risk exposure on its natural gas contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for natural gas. A 10 percent decrease in the market price for natural gas would have negatively impacted the fair value of the company’s October 29, 2006, open natural gas contracts by $4,381, which in turn would lower the company’s future cost on natural gas purchases by a similar amount.

Long-Term Debt. A principal market risk affecting the company is the exposure to changes in interest rates on the company’s fixed-rate, long-term debt. As of October 29, 2006, fixed-rate debt totaled $350,420 at rates ranging from 6.625 to 8.21 percent. Market risk for fixed-rate, long-term debt is estimated as the potential increase in fair value, resulting from a hypothetical 10 percent decrease in interest rates, and amounts to approximately $8,433. The fair values of the company’s long-term debt were estimated using discounted future cash flows based on the company’s incremental borrowing rates for similar types of borrowing arrangements.

International. The fair values of certain company assets are subject to fluctuations in foreign currencies. The majority of these assets were eliminated in the second quarter of fiscal 2004 when the company sold its remaining equity interest in the Spanish food company Campofrio Alimentacion, S.A. The company’s remaining net asset position in foreign currencies as of October 29, 2006, was $83,643, with most of the exposure existing in Philippine pesos and Chinese yuan. Changes in currency exchange rates impact the fair values of company assets either currently through the consolidated statement of operations, as currency gains/losses, or by affecting other comprehensive income/loss.

The company measures its foreign currency exchange risk by using a 10 percent sensitivity analysis on the company’s primary foreign net asset position, the Philippine peso, as of October 29, 2006. A 10 percent strengthening in the value of the peso relative to the U.S. dollar would result in other comprehensive income of $4,665 pre-tax. A 10 percent weakening in the value of the peso relative to the U.S. dollar would result in other comprehensive loss of the same amount.

Report of Management

Management’s Responsibility for Financial Statements

The accompanying financial statements were prepared by the management of Hormel Foods Corporation which is responsible for their integrity and objectivity. These statements have been prepared in accordance with U. S. generally accepted accounting principles appropriate in the circumstances and, as such, include amounts that are based on our best estimates and judgments.

Hormel Foods Corporation has developed a system of internal controls described to assure that the records reflect the transactions of the company and that the established policies and procedures are adhered to. This system is augmented by well-communicated written policies and procedures, a strong program of internal audit, and well-qualified personnel.

These financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm, and their report is included herein. The audit was conducted in accordance with the Public Company Accounting Oversight Board (United States) and includes a review of the company’s accounting and financial controls and tests of transactions.

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

Based on our evaluation under the framework in Internal Control – Integrated Framework, we concluded that our internal control over financial reporting was effective as of October 29, 2006. Our management’s assessment of effectiveness of our internal control over financial reporting as of October 29, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Jeffrey M. Ettinger	Michael J. McCoy
Chairman of the Board, President	Executive Vice President
and Chief Executive Officer	and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Hormel Foods Corporation
Austin, Minnesota

We have audited management’s assessment, included in the section of the accompanying Report of Management entitled Management’s Report on Internal Control over Financial Reporting, that Hormel Foods Corporation maintained effective internal control over financial reporting as of October 29, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hormel Foods Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Hormel Foods Corporation maintained effective internal control over financial reporting as of October 29, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Hormel Foods Corporation maintained, in all material respects, effective internal control over financial reporting as of October 29, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Hormel Foods Corporation as of October 29, 2006, and October 30, 2005, and the related consolidated statements of operations, changes in shareholders’ investment, and cash flows for each of the three fiscal years in the period ended October 29, 2006, and our report dated December 14, 2006, expressed an unqualified opinion thereon.

Minneapolis, Minnesota
December 14, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Hormel Foods Corporation
Austin, Minnesota

We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 29, 2006, and October 30, 2005, and the related consolidated statements of operations, changes in shareholders’ investment, and cash flows for each of three fiscal years in the period ended October 29, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 29, 2006, and October 30, 2005, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended October 29, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Hormel Foods Corporation’s internal control over financial reporting as of October 29, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 14, 2006, expressed an unqualified opinion thereon.

Minneapolis, Minnesota
December 14, 2006

Consolidated Statements of Financial Position

(In Thousands, Except Share Amounts)	October 29, 2006	October 30, 2005*

Assets
Current Assets
Cash and cash equivalents	$172,485	$131,046
Short-term marketable securities	0	38,500
Accounts receivable (net of allowance for doubtful accounts of 3,922 at October 29, 2006 and 5,518 at October 30, 2005)	341,916	301,001
Inventories	570,932	534,572
Deferred income taxes	48,535	39,428
Prepaid expenses and other current assets	7,803	20,691
Total Current Assets	1,141,671	1,065,238
Deferred Income Taxes	7,387	1,253
Goodwill	550,706	502,107
Other Intangibles	147,975	139,579
Net Pension Assets	66,097	30,676
Investments In And Receivables From Affiliates	76,684	68,027
Other Assets	158,976	162,004
Property, Plant and Equipment
Land	46,854	49,281
Buildings	562,949	548,044
Equipment	1,110,315	1,059,328
Construction in progress	123,608	66,326
	1,843,726	1,722,979
Less allowance for depreciation	(932,916)	(845,303)
	910,810	877,676
Total Assets	$3,060,306	$2,846,560

Liabilities and Shareholders’ Investment
Current Liabilities
Accounts payable	$271,358	$255,144
Accrued expenses	27,103	26,270
Accrued workers compensation	27,895	27,619
Accrued marketing expenses	68,503	68,640
Employee compensation	107,332	114,518
Taxes, other than federal income taxes	7,784	11,993
Dividends payable	19,361	17,950
Federal income taxes	55,312	49,963
Current maturities of long-term debt	366	11,075
Total Current Liabilities	585,014	583,172
Long-Term Debt – less current maturities	350,054	350,430
Accumulated Postretirement Benefit Obligation	271,240	263,663
Other Long-Term Liabilities	51,086	50,565
Shareholders’ Investment
Preferred stock, par value $.01 a share – authorized 80,000,000 shares; issued – none
Common stock, nonvoting, par value $.01 a share – authorized 200,000,000 shares; issued – none
Common stock, par value $.0586 a share – authorized 400,000,000 shares; issued 137,639,954 shares October 29, 2006, issued 137,843,090 shares October 30, 2005	8,066	8,078
Additional paid-in capital	2,507	3,260
Accumulated other comprehensive loss	(17,996)	(24,923)
Retained earnings	1,821,202	1,612,315
	1,813,779	1,598,730
Treasury stock; 300,000 shares October 29, 2006	(10,867)	0
Total Shareholders’ Investment	1,802,912	1,598,730
Total Liabilities and Shareholders’ Investment	$3,060,306	$2,846,560

See notes to consolidated financial statements. *Retrospective application of FIFO inventory valuation.

Consolidated Statements of Operations

	Fiscal Year Ended
(In Thousands, Except Per Share Amounts)	October 29, 2006	October 30, 2005*	October 30, 2004*

Net sales	$5,745,481	$5,413,997	$4,779,875
Cost of products sold	4,362,291	4,129,549	3,655,837
Gross Profit	1,383,190	1,284,448	1,124,038
Expenses:
Selling and delivery	754,143	691,792	621,694
Administrative and general	182,891	172,242	146,488
Gain on sale of business	0	0	(18,063)
Total Expenses and Gain on Sale of Business	937,034	864,034	750,119
Equity in earnings of affiliates	4,553	5,525	6,458
Operating Income	450,709	425,939	380,377
Other income and expense:
Interest and investment income	5,470	8,531	14,363
Interest expense	(25,636)	(27,744)	(27,142)
Earnings Before Income Taxes	430,543	406,726	367,598
Provision for income taxes	144,404	152,123	134,048
Net Earnings	$286,139	$254,603	$233,550

Net Earnings Per Share:
Basic	$2.08	$1.84	$1.69
Diluted	$2.05	$1.82	$1.67

Weighted Average Shares Outstanding:
Basic	137,845	138,040	138,596
Diluted	139,561	139,577	140,179

See notes to consolidated financial statements. *Retrospective application of FIFO inventory valuation.

Consolidated Statements of Changes in Shareholders’ Investment

							Accumulated
					Additional		Other	Total
	Common Stock		Treasury Stock		Paid-in	Retained	Comprehensive	Shareholders’
(In Thousands, Except Per Share Amounts)	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Investment

Balance at October 25, 2003	138,596	$8,122	0	$0	$4,073	$1,286,807	$(25,144)	$1,273,858
Comprehensive income
Net earnings*						233,550		233,550
Foreign currency translation							8,776	8,776
Unrealized loss on available-for-sale securities							(4,927)	(4,927)
Deferred hedging, net of reclassification adjustment							(110)	(110)
Adjustment in minimum pension liability							(2,129)	(2,129)
Comprehensive income								235,160
Purchases of common stock			(1,379)	(37,525)				(37,525)
Stock option expense					4,201			4,201
Exercise of stock options	321	18	337	8,645	322			8,985
Shares retired	(1,042)	(61)	1,042	28,880	(8,596)	(20,223)		0
Cash dividends – $.45 per share						(62,421)		(62,421)
Balance at October 30, 2004	137,875	$8,079	0	$0	$0	$1,437,713	$(23,534)	$1,422,258

Comprehensive income
Net earnings*						254,603		254,603
Foreign currency translation							217	217
Unrealized gain on available-for-sale securities								0
Deferred hedging, net of reclassification adjustment							6,806	6,806
Adjustment in minimum pension liability							(8,412)	(8,412)
Comprehensive income								253,214
Purchases of common stock			(773)	(22,977)				(22,977)
Stock option expense					7,159			7,159
Exercise of stock options	688	41	53	1,534	9,149			10,724
Shares retired	(720)	(42)	720	21,443	(13,048)	(8,353)		0
Cash dividends – $.52 per share						(71,648)		(71,648)
Balance at October 30, 2005	137,843	$8,078	0	$0	$3,260	$1,612,315	$(24,923)	$1,598,730

Comprehensive income
Net earnings						286,139		286,139
Foreign currency translation							4,058	4,058
Unrealized gain on available-for-sale securities							381	381
Deferred hedging, net of reclassification adjustment							(5,781)	(5,781)
Adjustment in minimum pension liability							8,269	8,269
Comprehensive income								293,066
Purchases of common stock			(1,058)	(36,978)				(36,978)
Stock option expense					17,766			17,766
Exercise of stock options/nonvested shares	492	29	63	2,069	5,482			7,580
Shares retired	(695)	(41)	695	24,042	(24,001)			0
Cash dividends – $.56 per share						(77,252)		(77,252)
Balance at October 29, 2006	137,640	$8,066	(300)	$(10,867)	$2,507	$1,821,202	$(17,996)	$1,802,912

See notes to consolidated financial statements. *Retrospective application of FIFO inventory valuation

Consolidated Statements of Cash Flows

	Fiscal Year Ended
(In Thousands)	October 29, 2006	October 30, 2005*	October 30, 2004*

Operating Activities
Net earnings	$286,139	$254,603	$233,550
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	109,360	105,774	87,675
Amortization of intangibles	11,741	9,415	7,070
Equity in earnings of affiliates	(4,083)	(5,797)	(5,884)
Provision for deferred income taxes	(26,736)	(24,333)	(10,494)
(Gain) loss on property/equipment sales and plant facilities	(686)	149	(432)
Gain on sales of business and investment	0	0	(24,285)
Changes in operating assets and liabilities, net of acquisitions:
(Increase) decrease in accounts receivable	(37,986)	6,463	14,803
Increase in inventories, prepaid expenses, and other current assets	(21,722)	(15,180)	(31,997)
(Increase) decrease in net pension assets	(22,406)	23,478	(5,733)
Increase in accounts payable and accrued expenses	14,899	93,078	22,644
Other	18,054	6,069	4,557
Net Cash Provided by Operating Activities	326,574	453,719	291,474

Investing Activities
Sale of available-for-sale securities	174,960	188,800	86,470
Purchase of available-for-sale securities	(136,460)	(118,300)	(195,600)
Acquisitions of businesses/intangibles	(78,925)	(366,496)	(21,452)
Purchases of property/equipment	(141,516)	(107,094)	(80,363)
Proceeds from sales of property/equipment	8,689	2,938	2,903
Proceeds from sales of business and investment	0	0	126,774
Decrease (increase) in investments, equity in affiliates, and other assets	1,917	(5,060)	(3,680)
Dividends from affiliates	811	775	0
Net Cash Used in Investing Activities	(170,524)	(404,437)	(84,948)

Financing Activities
Proceeds from short-term debt	70,000	115,000	0
Principal payments on short-term debt	(70,000)	(115,000)	0
Principal payments on long-term debt	(11,085)	(15,765)	(32,298)
Dividends paid on common stock	(75,840)	(69,371)	(61,343)
Share repurchase	(36,978)	(22,977)	(37,525)
Other	9,292	9,996	6,545
Net Cash Used in Financing Activities	(114,611)	(98,117)	(124,621)
Increase (Decrease) in Cash and Cash Equivalents	41,439	(48,835)	81,905
Cash and cash equivalents at beginning of year	131,046	179,881	97,976
Cash and Cash Equivalents at End of Year	$172,485	$131,046	$179,881

See notes to consolidated financial statements. *Retrospective application of FIFO inventory valuation. Note A

Note A

Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Hormel Foods Corporation and all of its majority-owned subsidiaries after elimination of intercompany accounts, transactions, and profits.

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

Fiscal Year: The company’s fiscal year ends on the last Sunday in October. Fiscal years 2006 and 2005 consisted of 52 weeks, and fiscal year 2004 consisted of 53 weeks.

Change in Accounting Principle: In the first quarter of fiscal 2006, the company changed its method of accounting for the materials portion of turkey products and substantially all inventoriable expenses, packages, and supplies (in total approximately 23.0 percent of total gross inventory at the end of fiscal 2005) that had previously been accounted for utilizing the Last-In First-Out (LIFO) method to the First-In First-Out (FIFO) method. As a result, all inventories are now stated at the lower of cost, determined on a FIFO basis, or market. The change is preferable because it provides a more meaningful presentation of the company’s financial position as it values inventory in a manner which more closely approximates current cost; it provides a consistent and uniform costing method across the company’s operations; FIFO inventory values better represent the underlying commercial substance of selling the oldest products first; it is the prevalent method used by other entities within the company’s industry; and it enhances the comparability of the financial statements with those of our industry peers. As required by U.S. generally accepted accounting principles, the change has been reflected in the consolidated statements of financial position, consolidated statements of operations, and consolidated statements of cash flows through retrospective application of the FIFO method. Inventories as of the beginning of fiscal 2005 were increased by the LIFO reserve ($36.7 million), the net current deferred tax assets were decreased ($7.9 million), current tax liabilities were increased ($5.8 million), and shareholders’ investment was increased by the after-tax effect ($23.0 million). Previously reported net earnings for fiscal years 2005 and 2004 were increased by $1.1 million and $1.9 million, respectively.

Cash and Cash Equivalents and Short-term Marketable Securities: The company considers all investments with anoriginal maturity of three months or less on their acquisition date to be cash equivalents. The company classifies investments with an original maturity of more than three months on their acquisition date as short-term marketable securities. Short-term marketable securities consist primarily of auction rate securities. The company’s auction rate securities generally have long-term stated maturities of 20 to 30 years, but have characteristics of short-term investments due to a rate-setting mechanism and the ability to liquidate them through a Dutch auction process that occurs on pre-determined intervals of less than 90 days. The company classifies its auction rate securities as available-for-sale investments and has not recorded any unrealized gains or losses associated with the investments in 2006 or 2005.

Inventories: Inventories are stated at the lower of cost, determined on a FIFO basis, or market. As described above, the company changed its method of accounting for certain inventory components from the LIFO method to the FIFO method at the beginning of fiscal year 2006.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. The company generally uses the straight-line method in computing depreciation. The annual provisions for depreciation have been computed principally using the following ranges of asset lives: buildings 20 to 40 years, machinery and equipment 5 to 10 years.

Software development and implementation costs are expensed until the company has determined that the software will result in probable future economic benefits, and management has committed to funding the project. Thereafter, all qualified external implementation costs, and purchased software costs are capitalized and amortized using the straight-line method over the remaining estimated useful lives, not exceeding five years.

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

In the fourth quarter of fiscal year 2006, the company recorded a write-down of $4.0 million related to the closing of its plant in Houston, Texas, to record the facility at estimated fair market value. The plant was closed during fiscal 2006 to better achieve efficiencies in the company’s manufacturing and distribution network.

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

Available-for-Sale Securities: The fair value of investments classified as available-for-sale is included in other assets on the consolidated statements of financial position. Unrealized gains and losses are recorded to other comprehensive income/(loss) and reclassified to earnings when the investment is sold.

Accumulated Other Comprehensive Loss: The components of accumulated other comprehensive loss are as follows:

			Unrealized		Accumulated
	Foreign	Minimum	Gain (Loss) on	Deferred	Other
	Currency	Pension	Available-for-	Gain (Loss) –	Comprehensive
(In Thousands)	Translation	Liability	Sale Securities	Hedging	Loss
Balance at October 25, 2003	$(13,999)	$(13,694)	$4,927	$(2,378)	$(25,144)
Unrecognized gains (losses)	8,776	(4,131)	(4,927)	(6,260)	(6,542)
Reclassification into net earnings				6,035	6,035
Tax effect		2,002		115	2,117
Net of tax amount	8,776	(2,129)	(4,927)	(110)	1,610
Balance at October 30, 2004	$(5,223)	$(15,823)	$0	$(2,488)	$(23,534)
Unrecognized gains (losses)	217	(12,882)		10,433	(2,232)
Reclassification into net earnings				492	492
Tax effect		4,470		(4,119)	351
Net of tax amount	217	(8,412)		6,806	(1,389)
Balance at October 30, 2005	$(5,006)	$(24,235)	$0	$4,318	$(24,923)
Unrecognized gains (losses)	4,058	13,015	611	(9,078)	8,606
Reclassification into net earnings				(219)	(219)
Tax effect		(4,746)	(230)	3,516	(1,460)
Net of tax amount	4,058	8,269	381	(5,781)	6,927
Balance at October 29, 2006	$(948)	$(15,966)	$381	$(1,463)	$(17,996)

Derivatives and Hedging Activity: The company uses commodity and currency positions to manage its exposure to price fluctuations in those markets. The contracts are recorded at fair value on the consolidated statements of financial position within prepaid expenses and other current assets, or other current liabilities. Additional information on hedging activities is presented in Note J.

Equity Method Investments: The company has a number of investments in joint ventures where its voting interests are in excess of 20 percent but not greater than 50 percent. The company accounts for such investments under the equity method of accounting, and its underlying share of each investee’s equity is reported in the consolidated statements of financial position as part of investments in and receivables from affiliates. The only significant equity method investment is a 40 percent ownership interest in a Philippines joint venture, Purefoods-Hormel Company, which has a book value of $46.7 million at October 29, 2006, and $39.9 million at October 30, 2005. This investment is included in the All Other segment for purposes of measuring segment assets and profits.

On November 20, 2006, subsequent to the end of fiscal year 2006, the company completed a joint venture agreement with San Miguel Corporation for a hog production and processing business in Vietnam, for a preliminary investment of $20.5 million. The joint venture will strengthen the company’s presence in Asia, and the company’s 49 percent equity ownership will be reported in the Hormel Foods International operating segment.

The company regularly monitors and evaluates the fair value of our equity investments. If events and circumstances indicate that a decline in the fair value of these assets has occurred and is other than temporary, the company will record a charge in “equity in earnings of affiliates” in the consolidated statementsof operations. The company’s equity investments do not have a readily determinable fair value as none of them are publicly traded. The fair values of the company’s private equity investments are determined by discounting the estimated future cash flows of each entity. These cash flow estimates include assumptions on growth rates and future currency exchange rates. The company did not record an impairment charge on any of its equity investments in fiscal years 2006, 2005, or 2004.

Revenue Recognition: The company recognizes sales when title passes upon delivery of its products to customers net of applicable provisions for discounts, returns, and allowances. Products are delivered upon receipt of customer purchase orders with acceptable terms, including price and collectibility that is reasonably assured.

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

Advertising Expenses: Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with samples and market research. Advertising costs for fiscal years 2006, 2005, and 2004 were $93.7 million, $87.3 million, and $78.2 million, respectively.

Shipping and Handling Costs: Shipping and handling costs are recorded as selling and delivery expenses. Shipping and handling costs for fiscal years 2006, 2005, and 2004 were $409.5 million, $361.4 million, and $305.8 million, respectively.

Research and Development Expenses: Research and development costs are expensed as incurred and are included in administrative and general expenses. Research and development expenses incurred for fiscal years 2006, 2005, and 2004 were $18.6 million, $17.6 million, and $15.9 million, respectively.

Income Taxes: The company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

Employee Stock Options: In the fourth quarter of fiscal 2003, the company adopted the fair value method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” and elected to use the prospective method to recognize stock-based compensation expense. In the first quarter of fiscal year 2006, the company adopted the provisions of SFAS No. 123 (revised 2004) and began expensing stock-based compensation using the modified prospective method. At that time, the company recognized $9.2 million ($6.1 million after tax, or $.04 per share) of stock-based compensation expense primarily due to executive retirements and the expensing of new options grants to retirement-eligible individuals.

For options subject to graded vesting, the company recognizes stock-based compensation expense ratably over the shorter of the vesting period or requisite service period. Stock-based compensation expense for grants made to retirement-eligible employees is recognized on the date of grant.

Pro forma amounts if the company had used the fair value method in accounting for all employee stock options are as follows:

	Year Ended
	Restated*	Restated*
	October 30,	October 30,
(In Thousands)	2005	2004
Net earnings, as reported	$254,603	$233,550
Add: Stock-based compensation expense included in reported net earnings, net of related tax effects	4,391	2,568
Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(5,752)	(4,821)
Pro forma net earnings	$253,242	$231,297
Earnings per share:
Basic – as reported	$1.84	$1.69
Basic – pro forma	$1.83	$1.67

Diluted – as reported	$1.82	$1.67
Diluted – pro forma	$1.81	$1.65

*Retrospective application of FIFO inventory valuation.

Share Repurchases: On October 2, 2002, the company announced that its Board of Directors had authorized the company to repurchase up to 10,000,000 shares of common stock with no expiration date. The company repurchased 1.1 million shares of its common stock at an average price per share of $34.95 under this repurchase plan during fiscal 2006. This amount includes 295,680 shares from the Hormel Foundation during the fourth quarter, purchased at the average of the closing market prices for the three days of August 30, August 31, and September 1, 2006. In total, 3.4 million shares have been repurchased through October 29, 2006, under the current share repurchase authorization.

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

(In Thousands)	2006	2005	2004
Basic weighted-average shares outstanding	137,845	138,040	138,596
Dilutive potential common shares	1,716	1,537	1,583
Diluted weighted-average shares outstanding	139,561	139,577	140,179

Accounting Changes and Recent Accounting Pronouncements: In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R).” The pronouncement requires the funded status of a plan, measured as the difference between the fair value of plan assets and the benefit obligation, be recognized on a plan sponsor’s statement of financial position. It also requires gains or losses that arise during the plan year to be recognized as a component of other comprehensive income to the extent they are not recognized in net periodic benefit cost during the year. The pronouncement also requires plan sponsors to measure defined benefit plan assets and obligations as of the date of the plan sponsor’s fiscal year-end statement of financial position. The pronouncement is effective for fiscal years ending after December 15, 2006. The company will adopt the statement in fiscal year 2007 and is currently assessing the impact of adopting this accounting standard.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, and therefore the company expects to adopt FIN 48 at the beginning of fiscal 2008. The company has not yet determined the impact of this accounting standard.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of Accounting Principles Board (APB) Opinion No. 20 and FASB Statement No. 3.” The pronouncement requires that all voluntary changes in accounting principle be reported by retrospectively applying the principle to all prior periods that are presented in the financial statements. The statement is effective for fiscal years beginning after December 15, 2005, with early adoption permitted for changes made after issuance of the statement. During the first quarter of fiscal 2006, the company early adopted the provisions of SFAS No. 154 and reported a change in accounting principle for certain inventory items through the required retrospective application. See discussion of the impact on the company’s financial statements above under “Change in Accounting Principle.”

In December 2004, the FASB issued SFAS No. 123(R), “Share- Based Payment,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation,” and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” The statement requires that entities measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award, as calculated using an accepted valuation model. In addition, the statement rescinds the use of the prospective transition model for expensing employee stock options and accelerates expensing of new option grants for retirement-eligible individuals. The impact of adopting this statement is discussed above under “Employee Stock Options.”

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4.” The statement requires that idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as a current-period charge to earnings. Previous guidance mandated that these costs be charged to earnings on a current basis only under certain circumstances. The company adopted the provisions of this statement at the beginning of fiscal year 2006, and adoption did not have a material impact on the company’s results of operations or financial position.

Note B

Acquisitions and Divestitures

On March 31, 2006, the company acquired Valley Fresh, Inc. (Valley Fresh) for the preliminary purchase price of $80.4 million in cash, including related costs. Valley Fresh has the leading market share in the canned ready-to-eat chicken category and distributes more than 50 convenient precooked chicken products on a national basis, primarily under the Valley Fresh brand. Valley Fresh was a privately held company and employs approximately 265 employees at its 90,000-square-foot manufacturing facility in Turlock, California. Valley Fresh products are expected to further strengthen the portfolio within the company’s Grocery Products segment.

On September 6, 2006, the company announced that it entered into a definitive merger agreement, pursuant to which the company will acquire Provena Foods Inc. (Provena). Provena is a publicly traded company based in Chino, California, and provides pepperoni and pasta to pizza makers and packaged food manufacturers. The proposed acquisition has been approved by the board of directors of each company and is subject to customary closing conditions, including the approval of the Provena shareholders. Shareholders holding approximately 46 percent of the outstanding shares of Provena common stock, as of September 6, 2006, had agreed to vote their shares in favor of the merger agreement and against any competing proposal. Assuming shareholder approval, the transaction is expected to close by the end of calendar year 2006 with an estimated value of $16.8 million.

On November 10, 2006, subsequent to the end of fiscal year 2006, the company acquired the assets of Saag’s Products, Inc. (Saag’s) for a preliminary purchase price of $12.0 million cash, plus the assumption of certain obligations. Saag’s is based in San Leandro, California, and is a leading processor and marketer of branded, premium quality gourmet sausages and specialty smoked meats. The acquisition provides opportunities to expand the company’s production capacity, and to enhance the product portfolio within the Refrigerated Foods segment.

On December 29, 2004, the company purchased all of the outstanding stock of Clougherty Packing Company (Clougherty) for $208.2 million in cash, including related costs. Clougherty was a privately held Southern California pork processor and is the maker of the Farmer John brand of pork products popular throughout the Southwestern United States. The acquisition strengthens the company’s presence in that geographic area and complements many of the company’s existing product families. Clougherty was reorganized into Clougherty Packing, LLC (d/b/a Farmer John) after acquisition. Farmer John’s operating results are reported in the Refrigerated Foods segment. Allocation of the final purchase price, including related costs, is presented in the table below.

(In Thousands)
Current assets	$66,260
Goodwill	7,628
Other intangibles	21,400
Other assets	50
Property, plant, and equipment	139,585
Current liabilities	(26,704)
Purchase price (including related costs)	$208,219

On January 31, 2005, the company acquired Arriba Foods, Inc. (a/k/a Mexican Accent) for $48.0 million in cash, including related costs. Based in New Berlin, Wisconsin, Mexican Accent manufactures and distributes a wide variety of premium Mexican flour tortillas, corn tortillas, salsas, seasonings, and tortilla chips for retail markets and the foodservice industry. These products are marketed under the Manny’s, Gringo Pete’s, and Mexican Accent brands, and strengthen the company’s presence in the ethnic products category. Mexican Accent’s operating results are reported in the Grocery Products segment.

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

On April 4, 2005, the company completed the acquisition of Lloyd’s Barbeque Company (Lloyd’s) for $50.5 million in cash, including related costs. Lloyd’s has manufacturing operations in St. Paul, Minnesota, and offers a full range of barbeque products including original shredded pork, chicken and beef tubs, honey hickory shredded pork and chicken, barbeque pork spareribs, beef backribs, and pork babyback ribs, all under the Lloyd’s brand name. Lloyd’s products complement the company’s existing offerings within the Refrigerated Foods segment, and is expected to enhance market share, particularly in the retail refrigerated entrée category.

Effective June 30, 2004, the company completed the sale of Vista International Packaging, Inc., the company’s food packaging subsidiary. The company recorded an $18.1 million pre-tax gain ($11.5 million after tax, or $.08 per share) in the third quarter of fiscal 2004 related to the sale.

On October 18, 2004, the company purchased the assets of Concept Foods, Inc. (Concept) for $17.1 million in cash. Concept, located in Alma, Kansas, was renamed Alma Foods upon acquisition. Alma Foods manufactures a wide variety of fully cooked entrees.

Operating results for each completed acquisition above are included in the company’s consolidated statements of operations from the date of acquisition. Pro forma results of operations are not presented, as no acquisitions in 2006, 2005, or 2004 were considered material, individually or in the aggregate, to the consolidated company.

Note C

Inventories

Principal components of inventories are:

		Restated*
	October 29,	October 30,
(In Thousands)	2006	2005
Finished products	$308,509	$284,341
Raw materials and work-in-process	153,189	147,968
Materials and supplies	109,234	102,263
Total	$570,932	$534,572

*Retrospective application of FIFO inventory valuation (see Note A).

Note D

Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the fiscal years ended October 29, 2006, and October 30, 2005, are presented in the table below. The amounts presented for goodwill acquired in fiscal year 2005 reflect the acquisitions of Farmer John, Mexican Accent, Mark-Lynn, and Lloyd’s. The purchase adjustments in fiscal year 2005 also relate to the purchase accounting for those acquisitions. Goodwill acquired in fiscal 2006 reflects the acquisition of Valley Fresh. The purchase adjustments in fiscal year 2006 relate to the purchase accounting for Valley Fresh, including an allocation to intangible assets based on appraisals, and to a lesser extent, finalizing the purchase accounting for the fiscal 2005 acquisitions.

(In Thousands)	Grocery Products	Refrigerated Foods	Jennie-O Turkey Store	Specialty Foods	Other	Total
Balance as of October 30, 2004	$40,564	$5,224	$203,214	$166,374	$2,352	$417,728
Goodwill acquired	35,598	41,753	0	26,372	0	103,723
Purchase adjustments	3,259	(21,097)	0	(1,506)	0	(19,344)
Balance as of October 30, 2005	79,421	25,880	203,214	191,240	2,352	502,107
Goodwill acquired	61,334	76	0		0	61,410
Purchase adjustments	(16,388)	0	0	3,577	0	(12,811)
Balance as of October 29, 2006	$124,367	$25,956	$203,214	$194,817	$2,352	$550,706

The gross carrying amount and accumulated amortization for definite-lived intangible assets are presented in the table below. The increase in fiscal year 2006 primarily represents intangible assets acquired from Valley Fresh.

	October 29, 2006			October 30, 2005
(In Thousands)	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life (in Years)
Formulas & recipes	$20,875	(9,574)	8.1	$20,075	(6,402)	8.4
Non-compete covenants	19,310	(11,103)	4.9	15,320	(7,532)	4.8
Proprietary software & technology	17,040	(3,831)	9.2	10,920	(2,106)	10.4
Customer lists/relationships	11,300	(3,093)	11.0	12,260	(2,004)	11.2
Distribution network	3,700	(1,303)	10.0	3,700	(933)	10.0
Purchase & supply agreements	2,460	(2,096)	3.1	3,090	(1,914)	2.9
Other intangibles	7,992	(2,845)	6.7	3,352	(1,972)	4.8
Total	$82,677	(33,845)	7.8	$68,717	(22,863)	8.1

Amortization expense for the fiscal years ended October 29, 2006, October 30, 2005, and October 30, 2004, was $11.7 million, $9.4 million, and $7.1 million, respectively.

Estimated annual amortization expense (in thousands) for the five fiscal years after October 29, 2006, is as follows:

2007	$11,074
2008	8,146
2009	6,485
2010	5,704
2011	4,853

The carrying amounts for indefinite-lived intangible assets are as follows. The increase in fiscal year 2006 primarily represents trademarks acquired from Valley Fresh.

	October 29,	October 30,
(In Thousands)	2006	2005
Unamortized Intangible Assets:
Brand/tradename/trademarks	$91,159	$85,741
Other intangibles	7,984	7,984
Total	$99,143	$93,725

During the fourth quarter of fiscal 2006, the company completed the required annual impairment tests of indefinite-lived intangible assets and goodwill with no material impairment indicated. Useful lives of intangible assets were also reviewed during this process, with no material adjustments required.

Note E

Long-term Debt and Other Borrowing Arrangements

Long-term debt consists of:

	October 29,	October 30,
(In Thousands)	2006	2005
Senior unsecured notes, with interest at 6.625%, interest due semi-annually through 2011	$350,000	$350,000
Medium-term unsecured notes, with interest at 7.35%, paid in 2006	0	10,714
Other	420	791
	350,420	361,505
Less current maturities	366	11,075
Total	$350,054	$350,430

As of October 29, 2006, the company has unused lines of credit of $200.0 million which bear interest at variable rates below prime. A fixed fee is paid for the availability of these credit lines.

The company is required, by certain covenants in its debt agreements, to maintain specified levels of financial ratios and balance sheet position. At the end of the current fiscal year, the company was in compliance with all of these covenants.

Aggregate annual maturities of long-term debt for the five fiscal years after October 29, 2006, are as follows:

(In Thousands)
2007	$366
2008	54
2009	0
2010	0
2011	350,000

Total interest paid during fiscal 2006, 2005, and 2004 was $25.7 million, $27.9 million, and $27.1 million, respectively. Based on borrowing rates currently available to the company for long-term financing with similar terms and average maturities, the fair value of long-term debt, including current maturities, utilizing discounted cash flows, is $370.7 million.

Note F

Pension and Other Postretirement
Health Care Benefits

The company has several defined benefit plans and defined contribution plans covering most employees. Total costs associated with the company’s defined contribution benefit plans in 2006, 2005, and 2004 were $23.3 million, $21.2 million, and $18.7 million, respectively. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service while plan benefits covering salaried employees are based on final average compensation. No plan amendments were enacted in 2006 that materially affected the company’s defined benefit pension plans at the measurement date. During fiscal 2006, the company recognized settlement charges of $11.3 million on non-qualified benefit plans triggered by executive retirements. As part of the company’s sales reorganization that took place in fiscal 2004, the company offered early retirement packages to certain employees. The acceptance of these offers resulted in an increase to the benefit obligation and recognition of a one-time charge of $1.9 million in 2004. The company’s funding policy is to make annual contributions of not less than the minimum required by applicable regulations. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 10-14 years.

Certain groups of employees are eligible for postretirement health or welfare benefits. Eligible employees who retired prior to January 1,1987, receive the company-sponsored medical and life insurance benefits that were in effect when they retired. The medical plan for eligible employees who retired after January 1, 1987, is automatically modified to incorporate plan benefit and plan provision changes whenever they are made to the active employee plan. Contribution requirements for this group of retired employees are governed by the Retiree Health Care Payment Program and may change each year as the cost to provide coverage is determined. Eligible employees hired after January 1, 1990, may receive postretirement medical coverage but must pay the full cost of the coverage. During fiscal year 2004, the company incurred a one-time charge of $0.9 million for health care benefits offered as a result of the sales reorganization discussed above. The company also increased the plan deductibles paid by post-1987 union retirees which reduced the benefit obligation by $4.4 million in 2004. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 10-18 years.

In fiscal 2004, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) resulted in a reduction of the company’s accumulated postretirement benefit obligation (APBO) of $41.5 million, which represents an actuarial gain that is being amortized over future service periods. Because the Retiree Health Care Payment Program uses cost of coverage to determine retiree contribution amounts, the company used the anticipated subsidy payments from the Act to reduce the cost of coverage and, ultimately, the contributions of retirees. This resulted in an increase to the accumulated benefit obligation of $5.2 million and $15.6 million in 2006 and 2005, respectively, which represents an actuarial loss that will be amortized over future service periods.

The annual measurement date used to determine pension and other postretirement benefit amounts is August 1.

The following is a reconciliation of the beginning and ending balances of the benefit obligation and the fair value of plan assets:

	Pension Benefits		Other Benefits
(In Thousands)	2006	2005	2006	2005
Change in benefit obligation:
Benefit obligation at beginning of year	$773,016	$656,280	$406,076	$371,520
Benefit obligation of assumed plan	2,233
Service cost	22,247	19,239	3,499	3,223
Interest cost	40,604	40,278	21,634	22,417
Actuarial loss (gain)	(63,947)	94,237	(22,117)	38,507
Benefits paid	(73,237)	(37,018)	(29,305)	(29,591)
Benefit obligation at end of year	$700,916	$773,016	$379,787	$406,076

	Pension Benefits		Other Benefits
(In Thousands)	2006	2005	2006	2005
Change in plan assets:
Fair value plan assets at beginning of year	$639,515	$597,014
Fair value of assumed plan	1,701
Actual return on plan assets	43,381	76,572
Employer contributions	56,142	2,947
Benefits paid	(73,237)	(37,018)
Fair value of plan assets at end of year	667,502	639,515
Funded status	(33,414)	(133,501)	(379,787)	(406,076)
Unrecognized actuarial loss	120,026	197,097	46,145	71,795
Unrecognized prior service cost	4,554	5,464	57,602	63,257
Benefit payments subsequent to measurement date	687	387	4,800	7,361
Net amount recognized	$91,853	$69,447	$(271,240)	$(263,663)

Amounts recognized in the consolidated statements of financial position as of October 29, 2006, and October 30, 2005, were as follows:

	Pension Benefits		Other Benefits
(In Thousands)	2006	2005	2006	2005
Prepaid benefit cost	$160,233	$149,422
Accrued benefit liability	(94,823)	(119,133)	$(276,040)	$(271,024)
Accumulated other comprehensive loss	25,756	38,771
Benefit payments subsequent to measurement date	687	387	4,800	7,361
Net amount recognized	$91,853	$69,447	$(271,240)	$(263,663)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $117.4 million, $96.4 million, and $1.8 million, respectively, as of October 29, 2006, and $145.5 million, $118.2 million, and $1.5 million, respectively, as of October 30, 2005.

Net periodic cost of defined benefit plans included the following:

	Pension Benefits			Other Benefits
(In Thousands)	2006	2005	2004	2006	2005	2004
Service cost	$22,221	$19,239	$16,998	$3,499	$3,223	$3,070
Interest cost	40,620	40,278	38,711	21,634	22,417	21,199
Expected return on plan assets	(51,324)	(47,750)	(40,468)
Amortization of transition obligation			(213)
Amortization of prior service cost	910	910	924	5,654	5,654	5,654
Recognized actuarial loss	9,806	13,752	10,058	3,533	3,843	116
Settlement charges	11,261
Early retirement charge			1,858			867
Net periodic cost	$33,494	$26,429	$27,868	$34,320	$35,137	$30,906

Assumptions used to determine benefit obligations are as follows:

	2006	2005
Discount rate	6.33%	5.50%
Rate of future compensation increase	5.00%	5.00%

Assumptions used to determine net periodic benefit costs are as follows:

	2006	2005	2004
Discount rate	5.50%	6.25%	6.50%
Rate of future compensation increase	5.00%	5.00%	5.00%
Expected long-term return on plan assets	8.25%	8.25%	7.90%

The expected long-term rate of return on plan assets is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2007. The rate is assumed to decrease by 1% per year to 5% for 2010, and remain at that level thereafter.

Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point
(In Thousands)	Increase	Decrease
Effect on total of service and interest cost components	$2,926	$(2,023)
Effect on the postretirement benefit obligation	29,542	(25,959)

The actual and target weighted-average asset allocations for the company’s pension plan assets as of the plan measurement date are as follows.

	2006		2005
		Target		Target
Asset Category	Actual	Range	Actual	Range
Equity Securities	69.6%	60-80%	69.7%	65-75%
Fixed Income	29.9%	25-35%	30.1%	25-35%
Other	0.5%	0%	0.2%	0%

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

As of the 2006 measurement date, plan assets included 2.1 million shares of common stock of the company having a market value of $77.6 million or 12% of total plan assets. Dividends paid during the year on shares held by the plan were $1.1 million. In 2005, plan assets included 2.3 million shares of common stock of the company having a market value of $72.2 million or 11% of total plan assets.

The company made a discretionary contribution of $17.7 million to the company’s defined benefit plans in 2006. The company also made contributions and benefit payments of $36.3 million to settle lump sum obligations under non-qualified pension plans triggered by executive retirements during fiscal 2006. The company does not have any current plans to make additional discretionary contributions to fund the pension plans, but will continue to assess the funded status throughout fiscal 2007. The company expects to make contributions of $32.4 million during 2007 that represent benefit payments for unfunded plans.

Benefits expected to be paid over the next ten fiscal years are as follows:

	Pension	Other
(In Thousands)	Benefits	Benefits
2007	$38,290	$27,842
2008	37,866	28,174
2009	42,611	28,835
2010	41,113	28,277
2011	40,078	28,105
2012 and later	218,724	131,287

Note G

Income Taxes

The components of the provision for income taxes are as follows:

		Restated*	Restated*
(In Thousands)	2006	2005	2004
Current:
U.S. Federal	$151,484	$159,331	$130,389
State	18,487	14,019	13,273
Foreign	1,169	3,106	880
Total current	171,140	176,456	144,542
Deferred:
U.S. Federal	(24,521)	(25,688)	(8,377)
State	(2,215)	1,355	(2,117)
Total deferred	(26,736)	(24,333)	(10,494)
Total provision for income taxes	$144,404	$152,123	$134,048

*Retrospective application of FIFO inventory valuation (See Note A).

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The company believes that, based upon its lengthy and consistent history of profitable operations, it is more likely than not that the net deferred tax assets of $55.9 million will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the deferred income tax liabilities and assets are as follows:

		Restated*
	October 29,	October 30,
(In Thousands)	2006	2005
Deferred tax liabilities:
Prepaid pension	$(60,453)	$(55,627)
Tax over book depreciation	(70,101)	(67,147)
Book/tax basis difference from acquisitions	(39,205)	(33,317)
Other, net	(36,570)	(36,326)
Deferred tax assets:
Postretirement benefits	108,347	102,398
Pension accrual	19,631	16,790
Deferred compensation	17,775	16,262
Supplemental pension accrual	20,222	13,487
Stock options	16,258	11,797
Insurance accruals	12,900	12,831
Vacation accrual	11,033	10,799
Book/tax inventory valuation difference	3,569	(2,939)
Other, net	52,516	51,673
Net deferred tax assets	$55,922	$40,681

*Retrospective application of FIFO inventory valuation (See Note A).

Reconciliation of the statutory federal income tax rate to the company’s effective tax rate is as follows:

	2006	2005	2004
U.S. statutory rate	35.0%	35.0%	35.0%
State taxes on income, net of federal tax benefit	2.4	2.5	2.0
Medicare Part D Supplement	(1.2)	0.0	0.0
Manufacture Deduction	(1.0)	0.0	0.0
All other, net	(1.7)	(0.1)	(0.5)
Effective tax rate	33.5%	37.4%	36.5%

U.S. income taxes have not been provided on undistributed earnings of foreign subsidiaries, which were approximately $33.8 million as of October 29, 2006. The company has reinvested such earnings overseas in foreign operations indefinitely.

Total income taxes paid during fiscal 2006, 2005, and 2004 were $155.2 million, $136.8 million, and $138.8 million, respectively.

Note H

Commitments and Contingencies

The company enters into various agreements guaranteeing specified obligations of affiliated parties. Currently the company provides a revocable $1.9 million standby letter of credit for obligations of an affiliated party that may arise under worker compensation claims. This potential obligation is not reflected in the company’s consolidated statements of financial position.

In order to ensure a steady supply of hogs and turkeys and to keep the cost of products stable, the company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods of up to 15 years. The company has also entered into grow-out contracts with independent farmers to raise turkeys for the company for periods up to 25 years. Under these arrangements, the company owns the livestock, feed, and other supplies while the independent farmers provide facilities and labor. The company has also contracted for the purchase of corn, soybean meal, and other feed ingredients from independent suppliers for periods up to two years. Under these contracts, the company is committed at October 29, 2006, to make purchases, assuming current price levels, as follows:

(In Thousands)
2007	$800,565
2008	671,212
2009	564,105
2010	450,664
2011	348,821
Later years	2,226,270
Total	$5,061,637

Purchases under these contracts for fiscal 2006, 2005, and 2004 were $939.3 million, $1,039.1 million, and $977.0 million, respectively.

The company has noncancelable operating lease commitments on facilities and equipment at October 29, 2006, as follows:

(In Thousands)
2007	$10,360
2008	6,839
2009	4,276
2010	3,331
2011	2,457
Later years	5,886
Total	$33,149

The company expensed $23.3 million, $23.0 million, and $20.0 million for rent in fiscal 2006, 2005, and 2004, respectively.

The company has commitments to expend approximately $86.3 million to complete construction in progress at various locations as of October 29, 2006.

As a condition to the sale of Vista International Packaging, Inc., the company contracted to continue purchasing specified amounts of packaging materials over seven years. The contracted amounts approximate historical purchases of those items, and represent a remaining maximum obligation of $26.4 million if those purchasing levels are not attained.

As of October 29, 2006, the company had $40.7 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the company’s self-insured workers’ compensation programs.

The company is involved on an ongoing basis in litigation arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the company’s results of operations, financial condition, or liquidity.

Note I

Stock-Based Compensation

The company has stock incentive plans for employees and non-employee directors, including stock options and nonvested shares. The company’s policy is to grant options with the exercise price equal to the market price of the common stock on the date of grant. Options vest over periods ranging from six months to four years and expire ten years after the date of the grant. The company recognizes stock-based compensation expense ratably over the shorter of the requisite service period or vesting period. The fair value of stock-based compensation granted to retirement-eligible individuals is expensed at the time of grant.

A reconciliation of the number of options outstanding and exercisable (in thousands) as of October 29, 2006, and changes during the fiscal year then ended, is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
Outstanding at 10/30/05	8,381	$22.75
Granted	1,235	32.78
Exercised	(788)	15.33
Forfeited	(5)	29.48
Outstanding at 10/29/06	8,823	$24.81	6.0 yrs	$99,141
Exercisable at 10/29/06	5,620	$21.99	4.8 yrs	$79,038

The weighted-average grant date fair value of stock options granted and the total intrinsic value of options exercised (in thousands) during each of the past three fiscal years is as follows:

	Fiscal Year Ended
	October 29,	October 30,	October 30,
	2006	2005	2004
Weighted-average grant date fair value	$9.26	$8.35	$7.31
Intrinsic value of exercised options	$15,470	$20,194	$15,497

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model using the following weighted-average assumptions:

	Fiscal Year Ended
	October 29,	October 30,	October 30,
	2006	2005	2004
Risk-free interest rate	4.5%	4.1%	3.9%
Dividend yield	1.7%	1.7%	1.8%
Stock price volatility	21.0%	22.0%	24.4%
Expected option life	8 years	8 years	7 years

As part of the valuation process, the company reassesses the appropriateness of the inputs into the Black-Scholes model used for option valuations. The company establishes the risk-free interest rate using stripped U.S. Treasury yields as of the grant date where the remaining term is approximately the expected life of the option. The dividend yield is set based on the dividend rate approved by the company’s Board of Directors and the stock price on the grant date. The expected volatility assumption is set based primarily on historical volatility. As a reasonableness test, implied volatility from exchange traded options is also examined to validate the volatility range obtained from the historical analysis. The expected life assumption is set based on an analysis of past exercise behavior by option holders. In performing the option valuations, the company has not stratified option holders as exercise behavior has historically been consistent across all employee groups.

The company’s nonvested shares vest after five years or upon retirement. A reconciliation of the nonvested shares (in thousands) as of October 29, 2006, and changes during the fiscal year then ended is as follows:

		Weighted-
		Average
		Grant-Date
	Shares	Fair Value
Nonvested at 10/30/05	134	$28.88
Granted	79	33.44
Vested	(114)	29.20
Nonvested at 10/29/06	99	$32.16

The weighted-average grant date fair value of nonvested shares granted, the total fair value (in thousands) of nonvested shares granted, and the fair value (in thousands) of shares that have vested during each of the past three fiscal years is as follows:

	Fiscal Year Ended
	October 29,	October 30,	October 30,
	2006	2005	2004
Weighted-average grant date fair value	$33.44	$31.50	$26.97
Fair value of nonvested shares granted	$2,656	$2,000	$1,713
Fair value of shares vested	$3,332	$30	$25

Stock-based compensation expense, along with the related income tax benefit, for each of the past three fiscal years is as follows:

	Fiscal Year Ended
(In Thousands)	October 29, 2006	October 30, 2005	October 30, 2004
Stock-based compensation expense recognized	$18,985	$10,661	$6,094
Income tax benefit recognized	(7,130)	(4,092)	(2,369)
After-tax stock-based compensation expense	$11,855	$6,569	$3,725

At October 29, 2006, there was $10.6 million of total unrecognized compensation cost from stock-based compensation arrangements granted under the plans. This compensation is expected to be recognized over a weighted-average period of approximately 2.4 years. During fiscal years 2006, 2005, and 2004, cash received from stock option exercises was $4.1 million, $8.2 million, and $6.1 million, respectively. The total tax benefit to be realized for tax deductions from these option exercises was $7.0 million, $7.8 million, and $6.0 million, respectively. The $7.0 million tax deduction for fiscal year 2006 includes $4.5 million of excess tax benefits which are included in “Other” under financing activities on the Consolidated Statements of Cash Flows (with an offsetting amount in other operating activities).

Shares issued for option exercises may be either authorized but unissued shares, or shares of treasury stock acquired in the open market or otherwise. The number of shares available for future grants (in thousands) was 10,771 at October 29, 2006, 2,045 at October 30, 2005, and 3,610 at October 30, 2004.

Note J

Derivatives and Hedging

The company uses hedging programs to manage price risk associated with commodity purchases and foreign currency transactions. These programs utilize futures contracts and swaps to manage the company’s exposure to price fluctuations in the commodities markets and fluctuations in foreign currencies.

Cash Flow Hedge: The company from time to time utilizes corn and soybean meal futures to offset the price fluctuation in the company’s future direct grain purchases. The company has entered into various NYMEX-based swaps to hedge the purchase of natural gas at certain plant locations. The company also utilizes currency futures contracts to reduce its exposure to fluctuations in foreign currencies for certain foreign-denominated transactions. The financial instruments are designated and accounted for as cash flow hedges, and the company measures the effectiveness of the hedges on a regular basis. The company has determined its hedges to be highly effective. In 2006, the company recorded a charge of $0.2 million to earnings related to ineffectiveness. Effective gains or losses related to these cash flow hedges are reported as other comprehensive income (loss) and reclassified into earnings, through cost of products sold (commodity positions) or net sales (currency futures), in the period or periods in which the hedged transactions affect earnings. The company typically does not hedge its grain and currency exposure beyond 12 months and its natural gas exposure beyond 36 months.

As of October 29, 2006, the company has included in accumulated other comprehensive loss hedging losses of $1.5 million (net of tax) relating to its positions. The company expects to recognize the majority of these losses over the next 12 months. Gains in the amount of $0.2 million, before tax, were reclassified into earnings in fiscal 2006. There were no gains or losses reclassified into earnings as a result of the discontinuance of cash flow hedges.

Fair Value Hedge: The company utilizes futures to minimize the price risk assumed when forward priced contracts are offered to the company’s commodity suppliers. The intent of the program is to make the forward priced commodities cost nearly the same as cash market purchases at the date of delivery.

The futures contracts are designated and accounted for as fair value hedges, and the company measures the effectiveness of the hedges on a regular basis. The company has determined its hedge programs to be highly effective. In 2006, the company recorded a charge of $2.0 million to earnings related to ineffective positions. Changes in the fair value of the futures contracts, along with the gain or loss on the hedged purchase commitment, are marked-to-market through earnings and are recorded on the statement of financial position as a current asset and liability, respectively. Gains or losses related to these fair value hedges are recognized through cost of products sold in the period or periods in which the hedged transaction affects earnings.

As of October 29, 2006, the fair value of the company’s open futures contracts included on the statement of financial position was $(15.2) million. Losses on closed futures contracts in the amount of $0.5 million, before tax, were recognized in earnings during the fiscal year. There were no gains or losses recognized into earnings as a result of a hedged firm commitment no longer qualifying as a fair value hedge.

Other: As of October 29, 2006, the company held certain futures contracts positions as part of a merchandising program designed to enhance the margins of company-owned livestock. The company has not applied hedge accounting to these positions. During fiscal year 2006, the company recorded a charge of $1.2 million through cost of products sold to record these contracts at their fair value.

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

The Grocery Products segment consists primarily of the processing, marketing, and sale of shelf-stable food products sold predominately in the retail market. This segment also includes the results of Valley Fresh, acquired in the second quarter of fiscal 2006, and Mexican Accent, acquired in the second quarter of fiscal 2005.

The Refrigerated Foods segment includes the Meat Products and Foodservice business units. This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork products for retail, foodservice, and fresh product customers. This segment also includes the Precept Foods, LLC operation, which offers fresh, case-ready, branded pork and beef products to its retail customers. Precept Foods, LLC is a 51 percent owned joint venture between Hormel Foods Corporation and Cargill Meat Solutions Corporation (formerly Excel Corporation), a wholly owned subsidiary of Cargill, Incorporated. Farmer John, which was acquired in December 2004, is included as an operating segment within Refrigerated Foods, and the Meat Products business unit includes the results of operations for Lloyd’s, which was acquired in April 2005.

The Jennie-O Turkey Store segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for retail, foodservice, and fresh product customers.

The Specialty Foods segment includes the Diamond Crystal Brands, Century Foods International, and Hormel Specialty Products operating segments. This segment consists of the packaging and sale of various sugar and sugar substitute products, salt and pepper products, dessert mixes, gelatin products, and private label canned meats to retail and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products. Diamond Crystal Brands includes the results of operations for Hormel HealthLabs and Mark-Lynn, which was acquired in March 2005.

The All Other segment includes the Dan’s Prize and Hormel Foods International operating segments. These businesses produce, market, and sell beef products and manufacture, market, and sell company products internationally. This segment also includes various miscellaneous corporate sales.

Previously, this segment also included Vista International Packaging, a manufacturer of food packaging (i.e., casings for dry sausage), which was sold in June 2004.

Intersegment sales are recorded at prices that approximate cost and are eliminated in the consolidated statements of operations. Equity in earnings of affiliates is included in segment profit; however, the company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included below as “Net interest and investment income” and “General corporate expense” when reconciling to earnings before income taxes.

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

		Restated*	Restated*
(In Thousands)	2006	2005	2004
Sales to Unaffiliated Customers
Grocery Products	$846,494	$799,291	$758,256
Refrigerated Foods	2,958,365	2,801,632	2,300,399
Jennie-O Turkey Store	1,105,456	1,088,324	1,052,682
Specialty Foods	624,586	518,673	467,581
All Other	210,580	206,077	200,957
Total	$5,745,481	$5,413,997	$4,779,875
Intersegment Sales
Grocery Products	$—	$—	$10
Refrigerated Foods	7,348	8,305	10,122
Jennie-O Turkey Store	79,622	69,710	69,468
Specialty Foods	219	139	58
All Other	80,034	83,264	92,551
Total	167,223	161,418	172,209
Intersegment elimination	(167,223)	(161,418)	(172,209)
Total	$—	$—	$—
Net Sales
Grocery Products	$846,494	$799,291	$758,266
Refrigerated Foods	2,965,713	2,809,937	2,310,521
Jennie-O Turkey Store	1,185,078	1,158,034	1,122,150
Specialty Foods	624,805	518,812	467,639
All Other	290,614	289,341	293,508
Intersegment elimination	(167,223)	(161,418)	(172,209)
Total	$5,745,481	$5,413,997	$4,779,875

*Retrospective application of FIFO inventory valuation (see Note A).

		Restated*	Restated*
(In Thousands)	2006	2005	2004
Segment Operating Profit
Grocery Products	$137,580	$132,047	$128,838
Refrigerated Foods	133,212	129,831	141,361
Jennie-O Turkey Store	128,734	136,071	80,437
Specialty Foods	48,579	27,310	25,674
All Other	33,222	22,384	21,425
Total segment operating profit	$481,327	$447,643	$397,735
Net interest and investment income	(20,166)	(19,213)	(12,779)
General corporate expense	(30,618)	(21,704)	(17,358)
Earnings before income taxes	$430,543	$406,726	$367,598
Assets
Grocery Products	$388,493	$261,314	$177,041
Refrigerated Foods	938,965	885,940	570,557
Jennie-O Turkey Store	698,663	688,841	708,683
Specialty Foods	426,787	430,246	368,205
All Other	142,083	117,715	152,422
Corporate	465,315	462,504	585,885
Total	$3,060,306	$2,846,560	$2,562,793
Additions to Property Plant and Equipment
Grocery Products	$25,955	$9,657	$3,761
Refrigerated Foods	61,769	57,164	40,278
Jennie-O Turkey Store	25,814	19,822	20,706
Specialty Foods	6,363	5,357	4,373
All Other	2,690	2,457	1,826
Corporate	18,925	12,637	9,419
Total	$141,516	$107,094	$80,363
Depreciation and Amortization
Grocery Products	$9,198	$6,575	$5,597
Refrigerated Foods	45,873	42,758	25,676
Jennie-O Turkey Store	33,855	33,862	32,927
Specialty Foods	15,353	15,121	14,033
All Other	2,857	3,200	3,051
Corporate	13,965	13,673	13,461
Total	$121,101	$115,189	$94,745

*Retrospective application of FIFO inventory valuation (see Note A).

The company’s products primarily consist of meat and other food products. Perishable meat includes fresh meats, sausages, hams, wieners, and bacon (excluding Jennie-O Turkey Store products). Shelf-stable includes canned products, tortillas, salsas, and other items that do not require refrigeration. The Poultry category is composed primarily of Jennie-O Turkey Store products. The Other category primarily consists of nutritional food products and supplements, sugar and sugar substitutes, dessert and drink mixes, and industrial gelatin products.

The percentages of total revenues contributed by classes of similar products for the last three fiscal years are as follows:

	Fiscal Year Ended
	October 29, 2006	October 30, 2005	October 30, 2004
Perishable meat	53.8%	54.0%	50.7%
Poultry	19.7%	20.1%	22.0%
Shelf-stable	17.1%	16.3%	16.9%
Other	9.4%	9.6%	10.4%
	100.0%	100.0%	100.0%

Revenues from external customers are classified as domestic or foreign based on the final customer destination. No individual foreign country is material to the consolidated results. Additionally, the company’s long-lived assets located in foreign countries are not significant. Total revenues attributed to the U.S. and all foreign countries in total for the last three fiscal years of the company are as follows:

	Fiscal Year Ended
(In Thousands)	October 29, 2006	October 30, 2005	October 30, 2004
United States	$5,528,197	$5,189,206	$4,565,134
Foreign	217,284	224,791	214,741
	$5,745,481	$5,413,997	$4,779,875

Note L

Quarterly Results of Operations (Unaudited)

The following tabulations reflect the unaudited quarterly results of operations for the years ended October 29, 2006, and October 30, 2005.

(In Thousands, Except Per Share Data)	Net Sales	Gross Profit	Net Earnings	Diluted Earnings Per Share
2006
First quarter	$1,415,933	$352,995	$69,276	$0.50
Second quarter	1,365,345	331,479	67,308	0.48
Third quarter	1,406,894	322,154	59,551	0.43
Fourth quarter	1,557,309	376,562	90,004	0.64
2005 Restated*
First quarter	$1,271,431	$312,068	$64,633	$0.46
Second quarter	1,309,637	302,946	55,978	0.40
Third quarter	1,355,021	301,273	51,762	0.37
Fourth quarter	1,477,908	368,161	82,230	0.59

*Retrospective application of FIFO inventory valuation (See Note A).

Corporate Officers

Jeffrey M. Ettinger*
Chairman of the Board,
President and Chief Executive Officer
(elected Chairman of the Board
effective 11/21/2006)

Michael J. McCoy*
Executive Vice President
and Chief Financial Officer
(retires effective 12/31/2006 as
Executive Vice President and
Chief Financial Officer)

Gary J. Ray*
Executive Vice President

Steven G. Binder
Group Vice President

Richard A. Bross
Group Vice President / President,
Hormel Foods International

Ronald W. Fielding
Group Vice President
(effective 1/1/2007 advancing
to Executive Vice President)

Michael D. Tolbert
Group Vice President / President,
Jennie-O Turkey Store, Inc.

Larry L. Vorpahl
Group Vice President

William F. Snyder
Senior Vice President

Jody H. Feragen
Vice President of Finance
and Treasurer
(effective 1/1/2007 advancing
to Senior Vice President and Chief Financial Officer)

James W. Cavanaugh
Senior Vice President, General Counsel
and Corporate Secretary

D. Scott Aakre
Vice President

Julie H. Craven
Vice President

Thomas R. Day
Vice President

Bryan D. Farnsworth
Vice President

Roland G. Gentzler
Assistant Controller
(effective 1/1/2007 advancing
to Vice President of Finance and Treasurer)

Dennis B. Goettsch
Vice President

Daniel A. Hartzog
Vice President

David P. Juhlke
Vice President

Phillip L. Minerich, Ph.D.
Vice President

Kurt F. Mueller
Vice President

Larry J. Pfeil
Vice President

Russell C. Potter
Vice President

Douglas R. Reetz
Vice President

Bruce R. Schweitzer
Vice President

James N. Sheehan
Vice President and Controller

James M. Splinter
Vice President

Joseph C. Swedberg
Vice President

Robert A. Tegt
Vice President

Brian D. Johnson
Assistant Secretary

Kevin C. Jones
Assistant Secretary

*Director

Shareholder Information

Independent Auditors

Ernst & Young LLP

220 South Sixth Street, Ste 1400

Minneapolis, MN 55402-4509

Stock Listing

Hormel Foods Corporation’s common stock is traded on the New York Stock Exchange under the symbol HRL. The CUSIP number is 440452100. There are approximately 11,600 record shareholders and over 23,350 shareholders whose shares are held in street name by brokerage firms and financial institutions.

The annual certification of the company’s compliance with corporate governance listing standards required by Section 303A.12(a) of the New York Stock Exchange (NYSE) Listed Company Manual was submitted to the NYSE on February 27, 2006. The company filed with the Securities and Exchange Commission (SEC), as Exhibits 31.1, 31.2 and 31.3 to its Form 10-K filed on January 13, 2006, the Sarbanes-Oxley Act Section 302 certification regarding the quality of the company’s public disclosure.

Common Stock Data

The high and low prices of the company’s common stock and the dividends per share declared for each fiscal quarter of 2006 and 2005, respectively, are shown below:

2006	High	Low	Dividend
First Quarter	35.43	31.46	.1400
Second Quarter	36.09	32.59	.1400
Third Quarter	38.34	33.15	.1400
Fourth Quarter	38.41	35.16	.1400

2005	High	Low	Dividend
First Quarter	32.11	27.43	.1300
Second Quarter	32.65	29.18	.1300
Third Quarter	33.10	29.16	.1300
Fourth Quarter	33.00	30.06	.1300

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

Since December of 2004, the company has participated in the Direct Registration Profile Modification System (DRPMS). Transfers or issuances of shares are now issued in book-entry form, unless you specifically request a stock certificate. A statement will be delivered to you reflecting any transactions processed in your account.

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

Annual Meeting

The Annual Meeting of Shareholders will be held Tuesday, January 30, 2007, in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m.

Questions about Hormel Foods

Shareholder Inquiries
(507) 437-5944

Analyst/Investor Inquiries
(507) 437-5007

Media Inquiries
(507) 437-5345

Consumer Response

Inquiries regarding products of Hormel Foods Corporation should be addressed:
Consumer Response
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680
or call 1-800-523-4635

Trademarks

References in italic within this report represent valuable trademarks owned or licensed by Hormel Foods, LCC or its subsidiaries.

Board of Directors

John R. Block

Former U.S. Secretary of Agriculture

Senior Legislative Advisor,

Olsson, Frank and Weeda, P.C.

Director since October 1997

Jeffrey M. Ettinger

Chairman of the Board,

President and Chief Executive Officer

(elected Chairman of the Board effective 11/21/2006)

Director since May 2004

E. Peter Gillette, Jr.

Senior Advisor to U.S. Trust Company

Retired President, Piper Trust Company

Director since July 1996

Luella G. Goldberg

Trustee, University of Minnesota Foundation

Member, Board of Overseers,

University of Minnesota

Carlson School of Management

Trustee and Chair Emerita, Wellesley College

Past Board Chair,

University of Minnesota Foundation

Director since September 1993

Susan I. Marvin

President, Marvin Windows and Doors

Trustee, University of Minnesota Foundation

Director since July 2002

Michael J. McCoy

Executive Vice President

and Chief Financial Officer

(retires effective 12/31/2006 as

Executive Vice President and Chief Financial Officer)

Director since May 2000

John L. Morrison

Managing Director, Goldner Hawn

Johnson & Morrison Incorporated

Chairman, Callanish Capital Partners

Director since November 2003

Elsa A. Murano, Ph.D.

Texas A&M University Vice Chancellor

and Dean of Agriculture

Professor, Department of Animal Science

Director since September 2006

Robert C. Nakasone

Chief Executive Officer,

NAK Enterprises, LLC

Director since September 2006

Dakota A. Pippins

President and Chief Executive Officer,

Pippins Strategies, LLC

Director since January 2001

Gary J. Ray

Executive Vice President

Director since November 1990

Hugh C. Smith, M.D.

Professor of Medicine,

Mayo Clinic College of Medicine

Consultant in the Cardiovascular Division

at Mayo Clinic

Director since September 2006

John G. Turner

Chairman, Hillcrest Capital Partners

Director since March 2000