Form 10-K, Exhibit 13
period 2007-10-28
HORMEL FOODS CORP /DE/
filed 2007-12-27
CIK 48465

Exhibit 13.1

SELECTED PAGES OF 2007 ANNUAL STOCKHOLDERS’ REPORT

Selected Financial Data

(In Thousands, Except Per Share Amounts)	2007	2006	2005	2004	2003

Operations
Net Sales	$6,193,032	$5,745,481	$5,413,997	$4,779,875	$4,200,328
Net Earnings	301,892	286,139	254,603	233,550	186,403
% of net sales	4.87%	4.98%	4.70%	4.89%	4.44%
EBIT(1)	483,920	450,709	425,939	380,377	311,413
% of net sales	7.81%	7.84%	7.87%	7.96%	7.41%
EBITDA(2)	610,658	571,810	541,128	475,122	399,433
% of net sales	9.86%	9.95%	9.99%	9.94%	9.51%
Return on Invested Capital(3)	13.49%	13.91%	13.60%	13.43%	11.88%

Financial Position
Total Assets	$3,393,650	$3,060,306	$2,846,560	$2,562,793	$2,424,076
Long-term Debt
Less Current Maturities	350,005	350,054	350,430	361,510	395,273
Shareholders’ Investment	1,884,783	1,802,912	1,598,730	1,422,258	1,273,858

Selected Cash Flow Data
Depreciation and Amortization	126,738	121,101	115,189	94,745	88,020
Capital Expenditures	125,795	141,516	107,094	80,363	67,104
Acquisitions of Businesses	125,101	78,925	366,496	21,452	240,970
Share Repurchase	86,794	36,978	22,977	37,525	6,119
Dividends Paid	81,092	75,840	69,371	61,343	57,092

Common Stock
Basic Shares	137,216	137,845	138,040	138,596	138,440
Diluted Shares	139,151	139,561	139,577	140,179	139,710
Earnings per Share — Basic	2.20	2.08	1.84	1.69	1.35
Earnings per Share — Diluted	2.17	2.05	1.82	1.67	1.33
Dividends per Share	0.60	0.56	0.52	0.45	0.42
Shareholders’ Investment
Per Share	13.89	13.10	11.60	10.32	9.19

(1)Net earnings before income taxes plus interest expense, less interest and investment income.

(2)Net earnings before income taxes plus interest expense, depreciation and amortization, less interest and investment income.

(3)After-tax EBIT divided by total debt plus total shareholders’ investment.

*$100 invested on 10/25/02 in stock or on 10/31/02 in index-including reinvestment of dividends. Indexes calculated on month-end basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (In Thousands of Dollars, Except Per Share Amounts)

EXECUTIVE OVERVIEW

Fiscal 2007: Hormel Foods had a strong finish to fiscal 2007, which led to respectable full-year results in a challenging environment. The Refrigerated Foods, Specialty Foods, and All Other segments each made significant contributions to our full-year results, with double-digit increases in operating profits compared to fiscal 2006. Results in the Refrigerated Foods segment were driven by strong consumer demand for value-added products in both the Meat Products and Foodservice business units. Our focus on flavor, convenience, and healthy products is resonating well with consumers. The Specialty Foods segment continued its string of consecutive year-over-year increases in operating profit, with contributions from each of its three operating segments. The All Other segment, consisting primarily of the Hormel Foods International operating segment, was successful in expanding our core domestic franchises overseas. Consumers around the world are loyal users of the SPAM family of products, Stagg chili, Hormel fresh pork, and foodservice products.

Higher commodity input costs compared to fiscal 2006 diminished some of these successes. The Jennie-O Turkey Store segment was most significantly impacted due to its vertically integrated live production operations. Operating profit in this segment declined 17.0 percent compared to fiscal 2006, resulting from $87,800 of higher feed related costs. However, fourth quarter results returned to more normalized levels, reflecting successful pricing advances and operational efficiency gains implemented during the year.

Fiscal 2007 was a mixed year for the Grocery Products segment. Segment profit for the full year was up, but the third and fourth quarter results were disappointing. The combination of higher input costs and less effective trade programs diminished results in key product lines, including SPAM and Valley Fresh chunk meats. The Hormel and Stagg chili product lines, along with our Hormel Compleats microwave product line, were bright spots in the segment throughout the year.

Our strong cash flow allowed us to repurchase 2.4 million shares of common stock during fiscal 2007 and, subsequent to the end of the fiscal year, announce the largest dividend increase in the company’s history. We also made acquisitions with a combined value of $136,059 during the year which will complement existing business units and provide future growth opportunities.

Fiscal 2008 Outlook: The strong finish to fiscal 2007 provides momentum heading into fiscal 2008. We are optimistic that lower expected protein input costs, along with our continued focus on building branded, value-added product lines, will help us to return to our long-term objective of 10.0 percent earnings per share growth. Innovation will also continue to be a cornerstone of our corporate strategy with significant efforts focused against consumer demands for products that are convenient, flavorful, and healthy.

Contemporizing our product portfolio in the Grocery Products segment will also be a priority in fiscal 2008. Investments in packaging, advertising, and consumer segmentation will help drive more relevant product offerings. The significant growth of our Hormel Compleats microwave meals will also require us to make capital commitments to expand our capacity for this product line.

The primary risks to our fiscal 2008 results are volatile grain markets and higher energy costs. We expect grain costs to be approximately $40,000 higher compared to fiscal 2007 in the Jennie-O Turkey Store segment. The combination of operating efficiencies, mix improvement, and the effect of pricing actions taken in fiscal 2007 will help offset these higher costs. We are also cautiously watching the energy markets as higher diesel fuel costs will likely increase selling and delivery expenses and plant operating expenses, compared to fiscal 2007.

Our top priorities for free cash flow will continue to be investing in our business and providing consistent shareholder returns. Plant expansion projects are underway at several facilities to meet expected demand for value-added products. We continue to be active in seeking acquisitions that are complementary to our existing businesses. With the dividend increase announced after the close of fiscal 2007, we have taken a significant step toward moving our annual rate closer to targeted peer group yields.

CRITICAL ACCOUNTING POLICIES

This discussion and analysis of financial condition and results of operations is based upon the consolidated financial statements of Hormel Foods Corporation (“the company”), which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The company evaluates, on an on-going basis, its estimates for reasonableness as changes occur in its business history. We also made acquisitions environment. The company bases its estimates on experience, the use of independent third-party specialists, and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments, estimates, and uncertainties, and potentially result in materially different results under different assumptions and conditions. The company believes the following are its critical accounting policies:

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

The goodwill impairment test is a two-step process performed at the reporting unit level. The company’s current reporting units represent operating segments (aggregations of business units that have similar economic characteristics and share the same production facilities, raw materials, and labor force). First, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of each reporting unit is determined on the basis of estimated discounted cash flow. If the carrying value exceeds the fair value of the reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. Annual impairment testing for indefinite-lived intangible assets compares the fair value and carrying value of the intangible. The fair value of indefinite-lived intangible assets is primarily determined on the basis of estimated discounted value, using the relief from royalty method. If the carrying value exceeds fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded for the difference. Intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of long-lived assets.

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

Employee Benefit Plans: The company incurs expenses relating to employee benefits such as noncontributory defined benefit current reporting pension plans and post-retirement health care benefits. In accounting for these employment costs, management must make a variety of assumptions and estimates including mortality rates, discount rates, overall company compensation increases, expected return on plan assets, and health care cost trend rates. The company considers historical data as well as current facts and circumstances when determining these estimates. The company uses third-party specialists to assist management in the determination of these estimates and the calculation of certain employee benefit expenses.

Income Taxes: The company accounts for income taxes in accordance with Statement of Financial Accounting Standard (SFAS) No. 109, “Accounting for Income Taxes.” The company computes its provision for income taxes based on the statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it operates. Significant judgment is required in evaluating the company’s tax positions and determining its annual tax provision. While the company considers all of its tax positions fully supportable, the company is occasionally challenged by various tax authorities regarding the amount of taxes due. In evaluating the exposure associated with various existing tax positions, the company establishes reserves when it becomes likely that a tax position may be challenged by tax authorities and that the company may not fully sustain that tax position. The company adjusts these reserves as facts and circumstances change. The company believes that its reserves reflect the probable outcome of known tax exposures. To the extent the company was to favorably resolve matters for which accruals have been established or be required to pay amounts in excess of its reserves, the company’s effective tax rate would be impacted in the year of resolution.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, and therefore the company will adopt FIN 48 at the beginning of fiscal 2008. The company is currently assessing the impact of adopting this accounting standard.

RESULTS OF OPERATIONS

Overview

The company is a processor of branded and unbranded food products for retail, foodservice, and fresh product customers. The company operates in the following five segments:

Segment	Business Conducted
Grocery Products	This segment consists primarily of the processing, marketing, and sale of shelf-stable food products sold predominantly in the retail market.

Refrigerated Foods

This segment includes the Hormel Refrigerated, Farmer John, and Dan’s prize operating segments. This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork and beef products for retail, foodservice, and fresh product customers. Results for the Hormel Refrigerated operating segment include the Precept Foods business which offers a variety of case-ready beef and pork products to retail customers. Precept Foods, LLC, is a 51 percent owned joint venture between Hormel Foods Corporation and Cargill Meat Solutions Corporation, a wholly-owned subsidiary of Cargill, Incorporated. Prior to fiscal 2007, the Dan’s prize operating segment was reported in the All Other segment. All prior year information has been reclassified to reflect this change.

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

All Other

This segment includes the Hormel Foods International (HFI) operating segment, which manufactures, markets, and sells company products internationally. This segment also includes various miscellaneous corporate sales. This segment previously included Dan’s Prize, which became an operating segment of Refrigerated Foods beginning in fiscal 2007.

Fiscal Years 2007 and 2006:

Consolidated Results

Net Earnings: Net earnings for the fourth quarter of fiscal 2007 were $101,192, an increase of 12.4 percent compared to earnings of $90,004 for the same period last year. Diluted earnings per share were $.73 compared to $.64 for the same period last year. Net earnings for the year increased 5.5 percent to $301,892 from $286,139 in fiscal 2006. Diluted earnings per share for the same period increased to $2.17 from $2.05 in the prior year.

Fiscal 2007 pretax earnings for the fourth quarter and year include a $4,820 gain ($0.02 after-tax per diluted share) from the sale of a company airplane, and a $2,000 gain ($0.01 after- tax per diluted share) related to the dissolution of the company’s Patak’s Foods USA joint venture.

Sales: Net sales for the fourth quarter increased to $1,664,347 from $1,557,309 in 2006, an increase of 6.9 percent. Net sales for the twelve months of fiscal 2007 increased 7.8 percent to $6,193,032 compared to $5,745,481 last year. Tonnage for the fourth quarter was relatively flat compared to the prior year at 1.17 billion lbs. Tonnage for the year increased 2.8 percent to 4.46 billion lbs. from 4.34 billion lbs. in the prior year.

Fourth quarter net sales and tonnage comparisons were positively impacted by the 2007 acquisitions of Saag’s, Provena, and Burke. Full-year comparisons were also impacted by the second quarter 2006 acquisition of Valley Fresh. On a combined basis, these acquisitions contributed an incremental $40,406 of net sales and 24.8 million lbs. of tonnage to the fourth quarter results, and $99,922 of net sales and 58.7 million lbs. of tonnage to the total fiscal 2007 results. Excluding the impact of these acquisitions, net sales and tonnage increased 4.3 percent and decreased 1.8 percent, respectively, compared to the fourth quarter of fiscal 2006, and increased 6.1 percent and 1.5 percent, respectively, compared to total fiscal 2006.

Gross Profit: Gross profit was $385,823 and $1,414,527 for the quarter and year, respectively, compared to $376,562 and $1,383,190 last year. As a percentage of net sales, gross profit decreased to 23.2 percent for the fourth quarter compared to 24.2 percent in 2006, and decreased to 22.8 percent for the year compared to 24.1 percent in 2006. Higher grain input costs drove margin declines throughout fiscal 2007, most notably in the Jennie-O Turkey Store segment which reported higher feed related costs for the year of $87,800. However, significant progress was made in the fourth quarter in offsetting these costs through pricing initiatives, product mix improvements, and operational efficiencies. Lower hog markets and continued growth in value-added product lines across all segments also benefited results. Prior year margins reflected a $6,218 gain on litigation recognized in the third quarter of fiscal 2006.

The company anticipates that hog prices in 2008 will average below fiscal 2007 levels, and that supply will increase approximately two percent. However, grain and energy markets are expected to remain volatile throughout 2008, which may offset the benefits from the lower protein input costs. Feed costs in fiscal 2008 are expected to exceed the already high costs experienced in fiscal 2007. The company will continue to focus on innovation, growth on key value-added product lines, and cost containment opportunities to offset the incremental expense in fiscal 2008.

Selling and Delivery: Selling and delivery expenses for the fourth quarter and year were $192,623 and $771,597, respectively, compared to $187,257 and $754,143 last year. As a percentage of net sales, selling and delivery expenses decreased to 11.6 percent for the fourth quarter compared to 12.0 percent in 2006, and decreased to 12.5 percent for the year compared to 13.1 percent in 2006. The company experienced higher shipping and handling costs throughout fiscal 2007, increasing $2,239 for the twelve months compared to fiscal 2006. Higher warehouse and brokerage expenses compared to the prior year more than offset reductions in freight costs that resulted from cost saving measures implemented in fiscal 2007. Lower marketing expenses contributed to the percentage decrease for the quarter and fiscal year, reflecting the deferral of certain promotional programs near the end of 2007. Approximately $3,900 was also reflected in selling and delivery expense for fiscal 2006 related to settlements on non-qualified plans resulting from executive retirements. As a percentage of net, sales, the company expects selling and delivery expenses to approximate 12.8 percent in fiscal 2008, due to higher expected fuel costs and additional marketing investments in the upcoming year.

Administrative and General: Administrative and general expenses were $38,906 and $162,480 for the quarter and year, respectively, compared to $44,829 and $182,891 last year. As a percentage of net sales, administrative and general expenses for the fourth quarter and year were 2.3 percent and 2.6 percent, respectively, compared to 2.9 percent and 3.2 percent, respectively, for the quarter and year in fiscal 2006. The decrease in the fourth quarter of fiscal 2007 was primarily due to a $4,820 gain on the sale of a company airplane. Comparisons for the twelve months reflect several items recorded in the prior year. In the first quarter of fiscal 2006, the company recognized $9,200 of stock option expense recorded under SFAS 123(R), primarily due to executive retirements and expensing of new option grants to retirement-eligible individuals. Approximately $5,800 was also recognized during fiscal 2006 for expenses related to settlements on non-qualified plans resulting from executive retirements. Offsetting these expenses was a $2,286 gain on the sale of another company airplane in the third quarter of fiscal 2006. In comparison, the company recorded stock option expense of approximately $2,000 in the first quarter of fiscal 2007 related to new option grants to retirement-eligible individuals, and $353 and $2,940 for the fourth quarter and twelve months, respectively, related to the one-time grant of 100 stock options to all active, full-time employees. The company expects administrative and general expenses, as a percentage of net sales, to approximate 2.7 percent in fiscal 2008.

Research and development expenses for the fourth quarter increased to $5,993 from $4,688 in the comparable quarter of 2006, and for the fiscal year increased to $21,475 from $18,631 in 2006. Research and development expenses are again expected to increase during fiscal 2008, as the company continues to focus on innovation and growth in value-added product lines.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $1,386 and $3,470 for the quarter and year, respectively, compared to $843 and $4,553 last year. Improved performance for both the fourth quarter and twelve months was reported by the company’s 50 percent owned joint venture, Herdez Corporation, and by the company’s 40 percent owned Philippine joint venture, Purefoods-Hormel Company. Minority interests in the company’s consolidated investments are also reflected in these figures, representing decreased earnings of $895 and $2,399 for the fourth quarter and fiscal year, respectively, compared to 2006.

In the first quarter of fiscal 2007, the company invested $20,483 in a joint venture with San Miguel Corporation for the purchase of a hog production business in Vietnam. Due to this new agreement, and improved performance from existing joint ventures, the company expects equity in earnings of affiliates to increase in fiscal 2008.

In conformity with U.S. generally accepted accounting principles, the company accounts for its majority-owned operations under the consolidation method. Investments in which the company owns a minority interest are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the balance sheet line item “Investments in and receivables from affiliates.” The composition of this line item at October 28, 2007, was as follows:

Country	Investments/Receivables
United States	$21,611
Philippines	54,328
Vietnam	21,126
Mexico	4,995
Total	$102,060

Income Taxes: The company’s effective tax rate for the fourth quarter and year was 34.9 percent and 35.7 percent, respectively, in fiscal 2007 compared to 36.2 percent and 33.5 percent, respectively, for the quarter and year in fiscal 2006. The higher overall rate for fiscal 2007 reflects the impact of a discrete item recorded in the first quarter of 2006 for the tax benefit related to a Medicare subsidy. The company will adopt the provisions of FIN 48 in the first quarter of fiscal 2008, and is currently assessing the impact of this accounting standard on its 2008 effective tax rate.

Segment Results

Net sales and operating profits for each of the company’s segments are set forth below. The company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating profit and other financial information shown below. (Additional segment financial information can be found in Note K “Segment Operating Results”)

	Fourth Quarter Ended			Year Ended
	October 28, 2007	October 29, 2006	% Change	October 28, 2007	October 29, 2006	% Change
Net Sales
Grocery Products	$247,432	$242,037	2.2	$879,423	$846,494	3.9
Refrigerated Foods	850,608	787,612	8.0	3,270,204	3,018,589	8.3
Jennie-O Turkey Store	336,906	316,049	6.6	1,162,152	1,105,456	5.1
Specialty Foods	178,626	169,825	5.2	692,468	624,586	10.9
All Other	50,775	41,786	21.5	188,785	150,356	25.6
Total	$1,664,347	$1,557,309	6.9	$6,193,032	$5,745,481	7.8
Segment Operating Profit
Grocery Products	$42,399	$46,671	(9.2)	$141,445	$137,580	2.8
Refrigerated Foods	51,031	44,475	14.7	173,924	149,142	16.6
Jennie-O Turkey Store	42,129	36,700	14.8	106,890	128,734	(17.0)
Specialty Foods	13,050	15,045	(13.3)	61,448	48,579	26.5
All Other	6,892	6,266	10.0	23,085	17,292	33.5
Total segment operating profit	155,501	149,157	4.3	506,792	481,327	5.3
Net interest and investment income	(172)	(4,207)	95.9	(14,083)	(20,166)	30.2
General corporate income (expense)	179	(3,838)	104.7	(22,872)	(30,618)	25.3
Earnings before income taxes	$155,508	$141,112	10.2	$469,837	$430,543	9.1

Grocery Products: Grocery Products net sales increased 2.2 percent for the quarter and 3.9 percent for the year compared to fiscal 2006. Tonnage increased 3.1 percent for the quarter and 2.0 percent for the year compared to prior year results. Full- year comparisons were impacted by the acquisition of Valley Fresh in the second quarter of fiscal 2006, which contributed an incremental $14,705 of net sales and 6.6 million lbs. of tonnage to the fiscal 2007 results. Excluding the impact of this acquisition, net sales and tonnage increased 2.2 percent and 0.8 percent, respectively, compared to fiscal 2006.

Net sales and tonnage growth in fiscal 2007 was driven primarily by the expansion of microwave meals. In fiscal 2007, tonnage for the Hormel Compleats microwave line of products increased approximately 19.1 million lbs. from the prior year. Recent advertising has proven to be effective, and this product line continues to receive strong consumer acceptance and gain household penetration.

Segment profit for Grocery Products decreased 9.2 percent for the quarter and increased 2.8 percent for the year compared to fiscal 2006. The fourth quarter decrease reflected higher input costs, increased trade promotion expense, and a product mix shift to lower margin brands. Volume shortfalls were noted on key product lines, including the SPAM family of products (down 1,845,000 lbs. or 9.2 percent) and Valley Fresh chunk meats (down 1,251,000 lbs. or 20.6 percent). However, some benefit was provided by Hormel and Stagg chili, which both reported strong growth in the fourth quarter.

Accelerating sales for the Hormel Compleats microwave meals have created some capacity limitations for Grocery Products during fiscal 2007. The company is pursuing plant efficiencies and moving forward with expansion plans in fiscal 2008 to meet demand for this product line.

Refrigerated Foods: Net sales by the Refrigerated Foods segment were up 8.0 percent for the quarter and 8.3 percent for the twelve months compared to fiscal 2006. Tonnage increased 1.6 percent for the quarter and 2.6 percent for the fiscal year as compared to 2006. Net sales and tonnage comparisons were positively impacted by the fiscal 2007 acquisitions of Saag’s, Provena, and Burke. These acquisitions contributed a combined $40,406 of net sales and 24.8 million lbs. of tonnage to the fourth quarter results, and $82,191 of net sales and 47.9 million lbs. of tonnage to the twelve month results. Excluding the impact of these acquisitions, net sales and tonnage increased 2.9 percent and decreased 2.6 percent, respectively, compared to the prior year fourth quarter, and increased 5.6 percent and 0.5 percent, respectively, compared to total fiscal 2006.

Segment profit for Refrigerated Foods increased 14.7 percent in the fourth quarter and 16.6 percent for the twelve months, compared to fiscal 2006. Strong growth in value-added business drove the results for both the quarter and fiscal year, reflecting continued demand for key product lines. Margin improvements were also realized due to lower pork markets, with hog costs down 4.9 percent compared to the prior year fourth quarter. The company’s hog processing for the fourth quarter decreased slightly to 2,374,000 hogs from 2,380,000 hogs for the comparable period last year. For the fiscal year, hog processing increased 2.4 percent to 9,379,000 hogs from 9,160,000 hogs in fiscal 2006. The company expects hog markets in 2008 to average below 2007 levels, while supply is expected to increase approximately two percent in the upcoming year.

The Meat Products business unit delivered strong fourth quarter profit results. This unit benefited from lower raw material costs during the quarter. A continued emphasis on more profitable established products, as well as new products, also helped the division to an overall improved sales mix. Fourth quarter tonnage increases over the prior year included Hormel Always Tender flavored meats (up 934,000 lbs. or 12.3 percent), DiLusso Deli Company products (up 749,000 lbs. or 56.3 percent), and Hormel Natural Choice lunchmeats (up 742,000 lbs. or 35.0 percent). However, volume decreased on raw bacon (down 2,687,000 lbs. or 16.2 percent) due to competitive pressures during the quarter, resulting in overall net sales and tonnage flat compared to fiscal 2006.

The Foodservice business unit reported an 11.8 percent and 7.8 percent increase in tonnage for the fourth quarter and fiscal year, respectively, compared to the prior year. Key product categories posting double-digit growth in the fourth quarter included BBQ/café h (up 534,000 lbs. or 12.6 percent), pizza toppings (up 1,102,000 lbs. or 11.0 percent), sliced meats (up 584,000 lbs. or 10.7 percent), and premium pork (up 592,000 lbs. or 12.0 percent). The Provena acquisition also contributed 8.2 million lbs. to the fourth quarter results.

Farmer John reported improved results over the fourth quarter of fiscal 2006, reflecting improvements in product mix and margins. Strong growth for foodservice products continued during the quarter, and lower input costs benefited retail results. However, throughout fiscal 2007, Farmer John was unable to fully offset losses due to the impact of higher grain costs at its hog production facilities.

Dan’s Prize, Inc. the company’s wholly owned processor and seller of beef products, finished the fiscal year with fourth quarter net sales and tonnage results down 13.6 percent and 11.0 percent, respectively, compared to fiscal 2006. Results continued to be impacted by the planned exit of certain low-margin business at the end of May 2007. Operating profits decreased 19.8 percent for the fourth quarter compared to fiscal 2006, driven by the noted shortfall in volume and continued higher raw material costs compared to the prior year.

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the quarter and year increased 6.6 percent and 5.1 percent, respectively, compared to fiscal 2006. Tonnage decreased 1.3 percent for the fourth quarter and remained flat for the twelve months, compared to prior year results. Net sales growth outpacing tonnage reflected higher pricing and favorable changes in product mix compared to the prior year. This segment reported 64.0 percent of volume attributed to value-added products in fiscal 2007.

Segment profit for JOTS increased 14.8 percent for the fourth quarter and decreased 17.0 percent for the year compared to fiscal 2006. Higher grain costs negatively impacted this segment throughout fiscal 2007, but significant progress was made in the fourth quarter in offsetting these costs through pricing advances, mix improvements, and operating efficiency gains. Overall feed costs and feed-related grow partner costs for the fourth quarter and year increased approximately $29,000 and $87,800, respectively, compared to the prior year. Increased profitability in the fourth quarter was also due to greater internally generated meat availability compared to 2006, when the company had to acquire breast meat at higher relative prices on the outside market. Better matching of strong value-added demand with available supply and increased bird weights contributed to the improved meat availability.

The Retail, Deli, and Foodservice business units in this segment all continued their value-added growth throughout fiscal 2007. Notable gains during the fourth quarter included the Jennie-O Turkey Store Oven Ready line (up 615,000 lbs. or 31.8 percent), Jennie-O Turkey Store frozen turkey burgers (up 966,000 lbs. or 25.4 percent), the Jennie-O Turkey Store tray pack line (up 1,916,000 lbs. or 12.1 percent), and Jennie-O Turkey Store rotisserie turkey breast (up 1,277,000 lbs. or 29.8 percent).

Looking forward, the company expects grain markets to remain volatile in fiscal 2008. As a result, grain costs are expected to exceed the already high levels experienced in fiscal 2007 by approximately $40,000. This segment will remain focused on value-added growth, and will seek additional opportunities for pricing advances and operating efficiency gains to offset the higher input costs that are anticipated.

Specialty Foods: Specialty Foods net sales increased 5.2 percent for the fourth quarter and 10.9 percent for the twelve months compared to fiscal 2006. Tonnage decreased 5.6 percent for the quarter and increased 4.4 percent for the twelve months compared to last year. The Valley Fresh acquisition contributed $3,027 of net sales and 4.1 million lbs. of tonnage to the twelve month results. Excluding the impact of this acquisition, net sales and tonnage showed increases of 10.4 percent and 3.7 percent, respectively, compared to fiscal 2006.

Specialty Foods segment profit decreased 13.3 percent for the fourth quarter and increased 26.5 percent, for the fiscal year, respectively, compared to fiscal 2006. After three quarters of growth from all three operating segments in Specialty Foods, results for the fourth quarter were mixed. HSP reported lower profits due to decreased margins on soup stock caused by market oversupply, and increased input costs impacted margins on dry sausage. DCB continued to experience gains due to a more favorable product mix during the quarter. Nutritional products tonnage increased 16.7 percent for the quarter while the more commodity-based sugar tonnage dropped 13.7 percent. However, increased milk-based ingredient costs offset a portion of these gains. CFI experienced decreased tonnage and operating profit in the fourth quarter compared to the prior year, primarily due to a new ready-to-drink product launch in the fourth quarter fiscal 2006.

The company expects to further grow this segment in fiscal 2008. However, results are expected to be more in line with the company’s long-term growth expectations of a 5.0 percent net sales increase and 10.0 percent operating profit growth.

All Other: All Other net sales increased 21.5 percent for the fourth quarter and 25.6 percent for the year compared to fiscal 2006, driven by gains in the Hormel Foods International (HFI) operating segment. Segment profit increased 10.0 percent and 33.5 percent for the quarter and year, respectively, compared to last year. Value-added sales growth and continued worldwide demand for the SPAM family of products contributed to the improved results throughout fiscal 2007. Equity in earnings of affiliates also increased compared to last year, due primarily to improved results from our Purefoods-Hormel joint venture in the Philippines.

Export net sales for HFI increased 18.9 percent and 25.2 percent for the 2007 fourth quarter and fiscal year, respectively, compared to the prior year. Gains for the year were driven by pork exports (up 11.9 million lbs. or 22.9 percent), and the SPAM family of products (up 2.7 million lbs. or 13.8 percent). Increased foodservice exports and microwave tonnage also contributed to the fourth quarter, as Hormel Compleats continue to provide growth opportunities.

HFI’s China operations reported strong net sales growth for both the fourth quarter and year. However, China continues to be in an overall loss position. High hog costs have decreased margins throughout fiscal 2007, reflecting limited hog supplies due to disease issues in the country. Price increases were implemented during the year, but have been unable to fully cover these additional costs.

Unallocated Income and Expenses: The company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment income for the fourth quarter and year was a net expense of $172 and $14,083, respectively, compared to a net expense of $4,207 and $20,166 for the comparable periods of fiscal 2006. Returns on investments held in the company’s rabbi trust for supplemental executive retirement plans, executive survivor income plans, and deferred income plans increased $2,990 compared to the prior year fourth quarter, and increased $3,259 for the full fiscal year. A $2,000 gain on the dissolution of the company’s Patak’s joint venture was also recorded in the fourth quarter of fiscal 2007. Interest expense of $27,707 for fiscal 2007 increased from the prior year by $2,071, primarily resulting from higher short-term debt balances during 2007. The company ended the year with $70,000 outstanding on its short-term line of credit, primarily related to the Burke acquisition. The only other material debt balance remaining at the end of fiscal 2007 relates to the company’s $350,000 senior notes which mature in 2011. The company expects interest expense to approximate $28,000 for fiscal 2008.

General corporate income (expense) for the fourth quarter and year was $179 and $(22,872), respectively, compared to $(3,838) and $(30,618) for the prior year quarter and twelve months. The improvement for the fourth quarter was due to a $4,820 gain on the sale of a company airplane. In fiscal 2006, the company recorded $9,200 of stock option expense under SFAS 123(R), primarily due to executive retirements and expensing of new option grants to retirement-eligible individuals, and approximately $4,800 for expenses related to settlements on non-qualified plans resulting from executive retirements. The expense retained in corporate for option grants to retirement-eligible individuals decreased to approximately $1,600 for fiscal 2007, but an additional $353 and $2,940 was recognized in the fourth quarter and twelve months, respectively, related to the one-time grant of 100 stock options to all active, full-time employees. Increased benefit accruals and professional service related expenses account for the remaining variance in corporate expense for fiscal 2007.

Fiscal Years 2006 and 2005:

Consolidated Results

Net Earnings: Net earnings for the fourth quarter of fiscal 2006 were $90,004, an increase of 9.5 percent compared to earnings of $82,230 for the same period in fiscal 2005. Diluted earnings per share were $.64 compared to $.59 for the same period in 2005. Net earnings for the year increased 12.4 percent to $286,139 from $254,603 in fiscal 2005. Diluted earnings per share for the same period increased to $2.05 from $1.82 in 2005.

Fiscal 2006 pretax earnings included an $11,261 charge ($0.05 after-tax per diluted share) for expenses relating to non-qualified plan settlements due to executive retirements, a $9,200 charge ($0.04 after-tax per diluted share) for stock option expense recorded under SFAS 123(R), primarily due to retirements and expensing of new option grants to retirement-eligible individuals, and a $6,218 benefit ($0.03 after-tax per diluted share) from a litigation settlement. Net earnings also benefited from a reduced effective tax rate resulting from $8,238 ($0.06 after-tax per diluted share) of discrete tax benefits recognized during fiscal 2006, including the tax benefits related to a Medicare subsidy, and the settlement of various state and federal tax audits. On a combined basis, these items resulted in no impact on diluted earnings per share.

Sales: Net sales for the fourth quarter increased to $1,557,309 from $1,477,908 in 2005, an increase of 5.4 percent. Net sales for the twelve months of fiscal 2006 increased 6.1 percent to $5,745,481 compared to $5,413,997 in 2005. Tonnage for the fourth quarter increased 5.3 percent to 1.17 billion lbs. from 1.11 billion lbs. in 2005. Tonnage for the year increased 5.8 percent to 4.34 billion lbs. from 4.10 billion lbs. in 2005.

Net sales and tonnage comparisons were positively impacted by the 2006 acquisition of Valley Fresh, which contributed $13,577 of net sales and 9.2 million lbs. of tonnage to the fourth quarter results, and $29,223 of net sales and 19.6 million lbs. of tonnage to the total fiscal 2006 results. Fiscal 2006 comparisons for the full year were also impacted by the 2005 acquisitions of Farmer John, Mexican Accent, Mark-Lynn, and Lloyd’s. Excluding the incremental impact of all acquisitions, net sales and tonnage showed increases of 2.8 percent and 2.0 percent, respectively, compared to fiscal 2005.

Gross Profit: Gross profit was $376,562 and $1,383,190 for the quarter and year, respectively, compared to $368,161 and $1,284,448 in 2005. As a percentage of net sales, gross profit decreased to 24.2 percent for the fourth quarter compared to 24.9 percent in 2005, and increased to 24.1 percent for the year compared to 23.7 percent in 2005. Compared to an outstanding fourth quarter in fiscal 2005, the Jennie-O Turkey Store reported the largest decrease in margin percentage for the quarter.

Higher input costs were a significant factor as value-added sales demand exceeded the available supply of breast meat, resulting in the need to purchase breast meat while the market was very high. The Specialty Foods segment offset a portion of these decreases with significant margin increases for both the fourth quarter and fiscal year, driven by favorable changes in product mix and production efficiencies achieved in 2006. The All Other segment also contributed to margin increases for the year, while the Grocery Products and Refrigerated Foods segments maintained margins consistent with fiscal 2005 levels. Margins for the full year also reflected a $6,218 gain on litigation recognized in the third quarter of fiscal 2006.

Selling and Delivery: Selling and delivery expenses for the fourth quarter and year were $187,257 and $754,143, respectively, compared to $180,732 and $691,792 in 2005. The company experienced significantly higher shipping and handling costs throughout fiscal 2006, increasing $48,049 for the twelve months compared to fiscal 2005. This increase reflected increased tonnage, the impact of acquisitions made in both fiscal 2006 and fiscal 2005, and substantially higher freight and warehousing costs. As a percentage of net sales, selling and delivery expenses decreased to 12.0 percent for the fourth quarter compared to 12.2 percent in 2005, and increased to 13.1 percent for the year compared to 12.8 percent in 2005. Reduced marketing expenses contributed to the percentage decrease for the quarter. Approximately $3,900 was also reflected in selling and delivery expense for fiscal 2006 related to settlements on non-qualified plans resulting from executive retirements.

Administrative and General: Administrative and general expenses were $44,829 and $182,891 for the quarter and year, respectively, compared to $48,567 and $172,242 in 2005. As a percentage of net sales, administrative and general expenses for the fourth quarter and year were 2.9 percent and 3.2 percent, respectively, compared to 3.3 percent and 3.2 percent, respectively, for the quarter and year in fiscal 2005. The decrease in the fourth quarter primarily reflected retirement related benefits for executive officers of approximately $6,000 that were recognized in the fourth quarter of fiscal 2005. Intangible asset amortization related to acquisitions increased $1,383 and $2,326 for the fourth quarter and year, respectively, compared to fiscal 2005. Certain expenses in fiscal 2006 also contributed to the increase for the year. In the first quarter, the company recognized $9,200 of stock option expense recorded under SFAS 123(R), primarily due to executive retirements and expensing of new option grants to retirement-eligible individuals. Approximately $5,800 was also recognized in fiscal 2006 for expenses related to settlements on non-qualified plans resulting from executive retirements. Offsetting these items was a $2,286 gain on the sale of a company airplane during the third quarter.

Research and development expenses for the fourth quarter of fiscal 2006 increased to $4,688 from $4,226 in the comparable quarter of 2005, and for the fiscal year increased to $18,631 from $17,585 in 2005.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $843 and $4,553 for the quarter and year, respectively, compared to $699 and $5,525 in 2005. The company’s 40 percent owned Philippine joint venture, Purefoods-Hormel Company, reported lower results throughout fiscal 2006 (down $242 and $1,360 for the fourth quarter and fiscal year, respectively). Decreases were also experienced by the company’s 50 percent owned joint venture, Herdez Corporation, (down $152 and $446 for the fourth quarter and fiscal year, respectively.) Minority interests in the company’s consolidated investments are also reflected in these figures. In the third quarter of fiscal 2005, the company recorded a minority interest gain of $461 related to its ownership in the Beijing Hormel Foods Corporation. Excluding this gain, minority interests represented reduced losses of $463 and $1,204 for the fourth quarter and fiscal year, respectively, compared to 2005.

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

Income Taxes: The company’s effective tax rate for the fourth quarter and year was 36.2 percent and 33.5 percent, respectively, in fiscal 2006 compared to 38.1 percent and 37.4 percent, respectively, for the quarter and year in fiscal 2005. The decrease in the rates compared to fiscal 2005 primarily represented the benefits from a domestic manufacturing activities tax deduction that was effective for the company beginning in fiscal 2006. The company also recognized $8,238 of discrete tax benefits in fiscal 2006, including a first quarter discrete item recorded for a tax benefit related to a Medicare subsidy, and benefits related to the settlement of various state and federal tax audits throughout fiscal 2006.

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

	Fourth Quarter Ended			Year Ended
	October 29, 2006	October 30, 2005	% Change	October 29, 2006	October 30, 2005	% Change
Net Sales
Grocery Products	$242,037	$232,801	4.0	$846,494	$799,291	5.9
Refrigerated Foods	787,612	753,533	4.5	3,018,589	2,861,561	5.5
Jennie-O Turkey Store	316,049	311,293	1.5	1,105,456	1,088,324	1.6
Specialty Foods	169,825	144,350	17.6	624,586	518,673	20.4
All Other	41,786	35,931	16.3	150,356	146,148	2.9
Total	$1,557,309	$1,477,908	5.4	$5,745,481	$5,413,997	6.1
Segment Operating Profit
Grocery Products	$46,671	$45,524	2.5	$137,580	$132,047	4.2
Refrigerated Foods	44,475	42,305	5.1	149,142	142,095	5.0
Jennie-O Turkey Store	36,700	41,549	(11.7)	128,734	136,071	(5.4)
Specialty Foods	15,045	8,303	81.2	48,579	27,310	77.9
All Other	6,266	5,119	22.4	17,292	10,120	70.9
Total segment operating profit	149,157	142,800	4.5	481,327	447,643	7.5
Net interest and investment income	(4,207)	(6,799)	38.1	(20,166)	(19,213)	(5.0)
General corporate expense	(3,838)	(3,239)	(18.5)	(30,618)	(21,704)	(41.1)
Earnings before income taxes	$141,112	$132,762	6.3	$430,543	$406,726	5.9

Grocery Products: Grocery Products net sales increased 4.0 percent for the quarter and 5.9 percent for the year compared to fiscal 2005. Tonnage increased 1.0 percent for the quarter and 6.1 percent for the year compared to 2005 results. Segment profit for Grocery Products increased 2.5 percent for the quarter and 4.2 percent for the year compared to fiscal 2005. Raw material costs were mixed for most of the year, with favorable conditions in pork raw materials used in the SPAM family of products and bacon bits being offset by higher costs for imported beef used in Stagg chili, Dinty Moore beef stew, and hash products.

Full-year comparisons were impacted by the acquisitions of Mexican Accent in 2005 and Valley Fresh in the second quarter of fiscal 2006, and fourth quarter comparisons were impacted by the Valley Fresh acquisition. These acquisitions contributed an incremental $10,952 and $31,984 to net sales, and 5.7 million lbs. and 27.7 million lbs. to tonnage for the 2006 quarter and fiscal year, respectively. Excluding these acquisitions, net sales for the segment decreased 0.7 percent and increased 1.9 percent for the quarter and year, respectively, while tonnage decreased 3.0 percent and increased 0.3 percent for the quarter and year, respectively. Both of these acquisitions have been fully integrated into the company’s direct sales force.

Segment results compared to the 2005 fourth quarter were driven by the continued success of the company’s microwave line of products and the addition of Valley Fresh. These products continued to receive strong consumer acceptance due to their convenience and the variety of products offered. Tonnage on the microwave product line increased 2.8 million lbs. or 16.1 percent compared to the fourth quarter of fiscal 2005. Other product lines in the segment faced difficult comparisons to the fourth quarter of fiscal 2005 due to strong sales as a result of the active hurricane season. Declines in major product lines included the SPAM family of products (down 512,000 lbs. or 2.5 percent), Dinty Moore canned stew (down 3,175,000 lbs. or 18.4 percent), and Hormel chili (down 780,000 lbs. or 2.4 percent).

The company continually works to improve product formulations and market penetration for existing product lines. In the fourth quarter of fiscal 2006, the company reformulated the recipe for bacon bits and pieces to result in a product with more of a “homestyle” texture and appearance. At the end of fiscal 2006, the segment was also in the process of repositioning the Stagg line of chili products to focus on the western half of the United States.

Refrigerated Foods: Net sales by the Refrigerated Foods segment were up 4.5 percent for the quarter and 5.5 percent for the twelve months compared to fiscal 2005. Tonnage increased 5.4 percent for the quarter and 6.9 percent for the fiscal year as compared to 2005. Net sales and tonnage comparisons for the twelve months were positively impacted by the fiscal 2005 acquisitions of Farmer John and Lloyd’s. Excluding the incremental impact of these acquisitions, net sales and tonnage increased 1.2 percent and 2.7 percent respectively, compared to the prior year.

Segment profit for Refrigerated Foods increased 5.1 percent in the fourth quarter, and 5.0 percent for the twelve months, compared to fiscal 2005. Key primal markets returned to more normal levels during the fourth quarter, with the exception of hams which stayed at higher than expected levels. Belly markets declined following the unexpected spike experienced during the third quarter. The improved market conditions resulted in improved margins across several key value-added product categories. Segment profit for the quarter was impacted by a $4,045 write-down on the company’s Houston, Texas plant. The plant has been closed, as its geographic location was not an efficient fit within the company’s manufacturing system. For the 2006 fiscal year, operating profits also reflected a $3,109 gain on litigation recognized in the third quarter.

Hog costs for the fourth quarter were comparable to fiscal 2005, but decreased 8.4 percent for the full fiscal year. The company’s hog processing for the fourth quarter increased 4.2 percent to 2,380,000 hogs from 2,285,000 hogs for the comparable period last year. For the fiscal year, hog processing increased 6.7 percent to 9,160,000 hogs from 8,583,000 hogs in fiscal 2005. Excluding Farmer John, hog processing increased 4.0 percent in fiscal 2006, compared to fiscal 2005.

The Meat Products business unit reported strong fourth quarter and fiscal year tonnage and operating profit results in 2006. Fourth quarter increases over 2005 included Hormel 17 oz. refrigerated entrees (up 465,000 lbs. or 8.3 percent), retail sliced pepperoni (up 629,000 lbs. or 17.9 percent), and Hormel Always Tender flavored meats (up 848,000 lbs. or 13.7 percent). In the deli category, key product lines posting growth over the prior year fourth quarter included Hormel party trays (up 771,000 lbs. or 46.1 percent), and DiLusso Deli Company products (up 329,000 lbs. or 32.8 percent). The national rollout of Hormel Natural Choice lunchmeats was also very successful in fiscal 2006, resulting in an additional 2,120,000 lbs. for the fourth quarter and 5,910,000 lbs. for the twelve months.

The Foodservice business unit reported a slight decrease in tonnage for the fourth quarter of fiscal 2006, representing decreases in shelf-stable products due to the timing of hurricane relief business that shipped in the fiscal 2005 fourth quarter. Despite this decrease for the quarter, tonnage for the fiscal year was up 3.8 percent and operating profits were up 20.6 percent compared to fiscal 2005, driven by improved market conditions and value-added growth. Key product categories posting double-digit growth in the fourth quarter included BBQ/café h (up 482,000 lbs. or 12.8 percent), pizza toppings (up 931,000 lbs. or 10.2 percent), and premium pork (up 463,000 lbs. or 10.4 percent).

Dan’s. Prize, Inc., the company’s wholly owned processor and seller of beef products, finished the fiscal year with strong fourth quarter net sales and tonnage results (up 21.2 percent and 18.3 percent, respectively), but total fiscal 2006 net sales and tonnage were flat compared to fiscal 2005. Operating profits increased 53.1 and 29.9 percent for the fourth quarter and fiscal year, respectively, due to strong fourth quarter sales of cooked beef items, continued pricing discipline, overhead cost controls, and lower raw material costs compared to 2005.

The Precept Foods, LLC joint venture delivered a strong fourth quarter in 2006, driven by the continued rollout of products to additional locations for existing customers. Tonnage for case-ready beef and pork products increased 3.3 million lbs. or 58.4 percent for the fourth quarter, and 13.3 million lbs. or 66.4 percent for the year compared to the fiscal 2005 comparable periods.

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the quarter and year increased 1.5 percent and 1.6 percent, respectively, compared to fiscal 2005 periods. Tonnage remained flat for the fourth quarter and decreased 3.3 percent for the year compared to prior year results. However, the segment continued to improve its value-added versus commodity product mix. Over 60.0 percent of volume was attributed to value-added products in fiscal 2006, which exceeded a half billion lbs. for the first time.

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

Segment profits did benefit from the continued emphasis on value-added sales growth in 2006, which mitigated a portion of the input cost increases. For the fourth quarter and year, each of the segment’s value-added businesses surpassed 2005 revenue and tonnage levels. The Foodservice division led the segment in growth in the fourth quarter with net sales up 16.3 percent and tonnage up 13.7 percent, through the marketing of products such as Jennie-O Turkey Store turkey burgers (up 624,000 lbs. or 89.3 percent). The Deli division also reported strong growth for the quarter as revenue increased 7.3 percent and tonnage increased 6.4 percent. Gains were reported on Jennie-O Turkey Store rotisserie turkey breast (up 857,000 lbs. or 25.0 percent), Jennie-O Turkey Store Homestyle products (up 814,000 lbs. or 23.9 percent), and Jennie-O Turkey Store Premium Roasts (up 551,000 lbs. or 45.1 percent). The company’s retail division experienced continued success with Jennie-O Turkey Store branded fresh whole birds (up 1,618,000 lbs. or 63.0 percent) and Jennie-O Turkey Store Oven Ready turkeys (up 284,000 lbs. or 17.3 percent). During fiscal 2006, the company also launched Jennie-O Turkey Store tub luncheon meats, which continue to gain distribution and contributed 531,000 lbs. of tonnage to the fourth quarter of fiscal 2006. For the fiscal year, operating profits also benefited from a $3,109 gain on litigation recognized in the third quarter.

Specialty Foods: Specialty Foods net sales increased 17.6 per- cent for the fourth quarter and 20.4 percent for the twelve months compared to fiscal 2005. Tonnage increased 15.3 percent and 17.3 percent for the quarter and twelve months, respectively, compared to 2005. Net sales and tonnage comparisons for the twelve months were positively impacted by the fiscal 2005 acquisition of Mark-Lynn. Excluding the incremental impact of this acquisition, net sales and tonnage increased 15.3 percent and 10.5 percent respectively, compared to the prior year.

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

HSP net sales and operating profit for the fourth quarter of fiscal 2006 increased 9.7 percent and 51.9 percent, respectively, compared to fiscal 2005. Results were driven by gains in the canned meat category, including increased sales for contract packaging business (up approximately 122.0 percent compared to fiscal 2005), and canned broth and chicken. Improved margins were also noted on frozen ingredients, compared to the fiscal 2005 fourth quarter.

DCB net sales and operating profit for the fourth quarter of fiscal 2006 increased 11.4 percent and 41.3 percent, respectively, compared to the prior year. Core products (including sugar packets, sugar substitutes, canisters, and shakers) continued to show strong growth during the fourth quarter. Sugar substitute sales drove the increases for the quarter, with sales up 33.7 percent compared to the fiscal 2005 fourth quarter, as new customers were secured. Gains were also noted on liquid portions, blended products, and dysphasia and malnutrition products during the quarter.

CFI experienced the largest gains for the fourth quarter of fiscal 2006, with net sales and operating profits up 71.6 percent and 531.1 percent, respectively, compared to the prior year. Additional customers secured during the year resulted in record  production levels for ready-to-drink products during the fourth quarter, and production improvements completed in the third quarter enabled the company to accommodate that volume. Increased sales of nutritional blends and jars also benefited the fourth quarter and fiscal year.

All Other: All Other net sales, including HFI and miscellaneous corporate sales, increased 16.3 percent for the fourth quarter and 2.9 percent for the year compared to the comparable fiscal 2005 periods. HFI net sales increased 17.6 percent in the fourth quarter and 3.2 percent for the twelve months of fiscal 2006, reflecting a planned reduction in picnic sales in the first half of 2006. Operating profit increased 22.4 percent and 70.9 percent for the quarter and year, respectively, compared to fiscal 2005.

Export sales drove both the top and bottom line results, representing notable fourth quarter volume gains on pork exports (up 1,317,000 lbs. or 10.4 percent), the SPAM family of products (up 651,000 lbs. or 13.5 percent), and Stagg chili (up 227,000 lbs. or 12.6 percent) compared to fiscal 2005. Twelve month comparisons are impacted by the reduction in the financial reporting lag on HIF’s joint ventures and wholly owned Australian subsidiary to one month. These entities were previously reported on a two to three month lag, and the adjustment increased all operating measures for the first quarter of fiscal 2005. On a comparable year-to-year basis, total export sales increased 2.9 percent compared to the prior fiscal year.

Improved results from HFI’s China joint ventures also enhanced operating profits in fiscal 2006. Lower raw material costs and growth across all product categories contributed to the positive results. Although overall China continued to be in a loss position, operating profits improved $600 and $2,135 for the fourth quarter and year, respectively, compared to fiscal 2005.

Unallocated Income and Expenses: The company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The company also retains various other income and unallocated  expenses at corporate. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment income for the 2006 fourth quarter and year was a net expense of $4,207 and $20,166, respectively, compared to a net expense of $6,799 and $19,213 for the comparable periods of fiscal 2005. Returns on investments held in the company’s rabbi trust for supplemental executive retirement plans and deferred income plans increased $530 compared to the prior year fourth quarter, but decreased $2,326 for the full fiscal year. Additionally, the fourth quarter of fiscal 2005 included $2,065 of write-downs of the company’s investments. Interest expense of $25,636 for fiscal 2006 decreased from the prior year by $2,108, resulting from payments on long-term debt and lower short-term debt balances during 2006 due to fewer acquisitions as compared to fiscal 2005. The only material debt balance remaining at the end of fiscal 2006 relates to the company’s $350,000 senior notes which mature in 2011.

General corporate expense for the fourth quarter and year was $3,838 and $30,618, respectively, compared to $3,239 and $21,704 for the 2005 fourth quarter and twelve months. Fiscal 2006 results included $9,200 of stock option expense recorded in the first quarter under SFAS 123(R), primarily due to executive retirements and expensing of new option grants to retirement-eligible individuals, and approximately $4,800 for expenses related to settlements on non-qualified plans resulting from executive retirements. Expense related to inventory valuation adjustments also increased $3,431 and $6,686 for the fourth quarter and year, respectively. Offsetting these items was a $6,000 charge for retirement related expenses for executive officers recognized in the fourth quarter of fiscal 2005, and a $2,286 gain recorded on the sale of a company airplane in the third quarter of fiscal 2006.

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

LIQUIDITY AND CAPITAL RESOURCES

Selected financial ratios at the end of fiscal years 2007 and 2006 are as follows:

	2007	2006
Liquidity Ratios
Current ratio	1.9	2.0
Receivables turnover	17.5	17.9
Days sales in receivables	21.5	21.7
Inventory turnover	7.8	7.9
Days sales in inventory	49.3	47.6
Leverage Ratio
Long-term debt (including current maturities) to equity	18.6%	19.4%
Operating Ratios
Pretax profit to net worth	25.5%	25.3%
Pretax profit to total assets	14.6%	14.6%

Cash and cash equivalents were $149,749 at the end of fiscal year 2007 compared to $172,485 at the end of fiscal year 2006.

During fiscal 2007, cash provided by operating activities was $336,929 compared to $326,574 in 2006. The increase in cash provided by operating activities was primarily due to higher earnings offset by changes in working capital items, which included higher inventory levels and lower federal income taxes payable due to the timing of federal tax payments. During fiscal 2006, the company made payments of approximately $36,300 to settle lump sum payment obligations under non-qualified pension plans triggered by executive retirements. The company also made payments of $10,074 on its Long-Term Incentive Plan and contributed $17,650 to the company’s salaried defined benefit pension plan, which did not recur in fiscal 2007.

Cash flow from operating activities provides the company with its principal source of liquidity. The company does not anticipate a significant risk to cash flow from this source in the foreseeable future because the company operates in a relatively stable industry and has strong products across several product lines.

Cash used in investing activities was $265,857 in fiscal year 2007, compared to $170,524 in fiscal year 2006. In fiscal 2007, the company acquired Saag’s Products, Inc. for a preliminary purchase price of $12,997 and Burke Corporation for a preliminary purchase price of $111,475, compared to the purchase of Valley Fresh in fiscal 2006 for the purchase price of $80,366. In the first quarter of fiscal 2007, the company also invested $20,483 in a joint venture with San Miguel Corporation for the purchase of a hog production business in Vietnam. Marketable securities balances held in the company’s available-for-sale portfolio also increased cash flow by $38,500 in fiscal 2006, as compared to 2007.

Expenditures on fixed assets in fiscal 2007 were $125,795 compared to $141,516 in the prior year. Significant projects during 2007 included expansion of value-added processing for Jennie-O Turkey Store, completion of precooked bacon and microwave tray lines at the company’s Rochelle, Illinois, facility, and the expansion of Farmer John’s hog production facilities. For fiscal 2008, the company expects capital expenditures to be approximately $150,000, which exceeds estimated depreciation expense. The increase is primarily due to planned investments in completion of the value-added production capacity for Jennie-O Turkey Store, new microwave tray lines for the Grocery Products segment, and expansion of the Dan’s Prize facilities, all necessary to meet consumer demand.

Cash used in financing activities was $93,808 in fiscal 2007 compared to $114,611 in fiscal 2006. The decrease in cash used in financing activities was due to net proceeds from short-term debt. During fiscal 2007, the company utilized its short-term line of credit to finance working capital needs and the Burke acquisition. The company ended fiscal 2007 with an outstanding short-term debt balance of $70,000.

Repurchases of common stock were a significant financing activity for the company, with $86,794 used for repurchases in fiscal 2007, compared to $36,978 in the prior year. During the year, the company repurchased 2,390,442 shares of its common stock at an average price per share of $36.31 under the repurchase plan approved by the company’s Board of Directors in October 2002. These transactions result in a total of 5.8 million shares having been repurchased through October 28, 2007, under this 10 million share repurchase authorization.

The company also paid $81,092 in dividends to shareholders in fiscal 2007, compared to $75,840 in fiscal 2006. The dividend  rate was $.60 per share in 2007, which reflected a 7.1 percent increase over the fiscal 2006 rate. The company has paid dividends for 317 consecutive quarters and expects to continue doing so in the future. The annual dividend rate for fiscal 2008 has been increased to $.74 cents per share, representing the 42nd consecutive annual dividend increase and the largest increase in the history of the company.

Total long-term debt outstanding at the end of fiscal 2007 was $350,054 compared to $350,420 at the end of the prior year. The company’s long-term debt balance primarily represents $350,000 of senior unsecured notes maturing in 2011. The company is required, by certain covenants in its debt agreements, to maintain specified levels of financial ratios and financial position. At the end of fiscal 2007, the company was in compliance with all of these debt covenants.

Contractual Obligations and Commercial Commitments

The following table outlines the company’s future contractual financial obligations as of October 28, 2007 (for additional information regarding these obligations, see Note E “Long-term Debt and Other Borrowing Arrangements” and Note H “Commitments and Contingencies”):

	Payments Due by Periods
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Purchase obligations:
Hog and turkey commitments (1)	$3,850,986	$843,117	$1,196,830	$655,849	$1,155,190
Grain commitments (1)	36,712	32,828	3,884	0	0
Turkey grow-out contracts (2)	93,478	10,031	17,749	12,383	53,315
Other (3)	94,428	68,199	18,571	7,658	0
Long-term debt	350,054	49	5	350,000	0
Interest payments on long-term debt	81,159	23,190	46,375	11,594	0
Capital expenditures (4)	115,334	115,334	0	0	0
Leases	30,776	8,011	10,024	5,989	6,752
Other long-term liabilities (5)	67,119	9,623	15,734	14,617	27,145
Total Contractual Cash Obligations	$4,720,046	$1,110,382	$1,309,172	$1,058,090	$1,242,402

(1)          In the normal course of business, the company commits to purchase fixed quantities of livestock and grain from producers to ensure a steady supply of production inputs. Certain of these contracts are based on market prices at the time of delivery, for which the company has estimated the purchase commitment using current market prices as of October 28, 2007. The company also utilizes various hedging programs to manage the price risk associated with these commitments. As of October 28, 2007, these hedging programs result in a net decrease of $10,528 in future cash payments associated with the purchase commitments in fiscal 2007, which is not reflected in the table above.

(2)          The company also utilizes grow-out contracts with independent farmers to raise turkeys for the company. Under these contracts, the livestock, feed, and other supplies are owned by the company. The farmers provide the required labor and facilities, and receive a fee per pound when the turkeys are delivered. As of October 28, 2007, the company had approximately 86 active contracts ranging from two to twenty-five years in duration. The grow-out activity is assumed to continue through the term of these active contracts, and amounts in the table represent the company’s obligation based on turkeys expected to be delivered from these farmers.

(3)          Amounts presented for other purchase obligations represent all known open purchase orders and all known contracts exceeding $1,000, related to the procurement of materials, supplies, and various services. The company primarily purchases goods and services on an as-needed basis. Therefore, the amounts in the table represent only a portion of expected future cash expenditures.

(4)          Amounts presented for capital expenditures represent only the company’s current commitments to complete construction in progress at various locations. The company estimates total capital expenditures for fiscal year 2008 to be approximately $150,000.

(5)          Other long-term liabilities primarily represent payments under the company’s deferred compensation plans and minimum payments required under supply agreement related to the sale of Vista International Packaging, Inc. Minority interest related to the Precept Foods operation is not included in the table above. Also excluded are payments under the company’s defined benefit pension and other post-retirement benefit plans. (See estimated benefit payments for the next ten fiscal years in Note F “Pension and Other Post-retirement Benefits”)

In addition to the commitments set forth in the above table, at October 28, 2007, the company had $38,398 in standby letters of credit issued on behalf of the company. The standby letters of credit are primarily related to the company’s self-insured workers’ compensation programs.

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

The Private Securities Litigation Reform Act of 1995 (the Reform Act) provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information. The company is filing this cautionary statement in connection with the Reform Act. When used in the company’s Annual Report to Stockholders, in filings by the company with the Securities and Exchange Commission (the Commission), in the company’s press releases, and in oral statements made by the company’s representatives, the words or phrases “should result,” “believe,” “intend,” “plan,” “are expected to,” “targeted,” “will continue,” “will approximate,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify forward-looking statements within the meaning of the Reform Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those anticipated or projected.

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

The live pork industry has evolved to very large, vertically integrated, year-round confinement operations operating under long-term supply agreements. This has resulted in fewer hogs being available on the cash spot market. The decrease in the supply of live hogs on the cash spot market could severely diminish the utilization of slaughter facilities and increase the cost of the raw materials they produce. The company uses long-term supply contracts to ensure a stable supply of raw materials while minimizing extreme fluctuations in costs over the long-term. This may result, in the short-term, in costs for live hogs that are higher than the cash spot market depending on the relationship of the cash spot market to contract prices. Market-based pricing on certain product lines, and lead time required to implement pricing adjustments, may prevent these cost increases from being recovered, and these higher costs could adversely affect our short-term financial results.

Jennie-O Turkey Store raises turkeys and also contracts with turkey growers to meet its raw material requirements for whole birds and processed turkey products. Additionally, the company owns various hog raising facilities that supplement its supply of raw materials. Results in these operations are affected by the cost and supply of feed grains, which fluctuate due to climate conditions, production forecasts, and supply and demand conditions at local, regional, national, and worldwide levels. The company attempts to manage some of its short-term exposure to fluctuations in feed prices by purchasing futures contracts and pursuing pricing advances. However, these strategies may not be adequate to overcome sustained increases in market prices due to alternate uses for feed grains or other systemic changes in the industry, as have been experienced recently.

Outbreaks of disease among livestock and poultry flocks could harm the company’s revenue and operating margins The company is subject to risks associated with the outbreak of disease in pork and beef livestock, and poultry flocks, including Bovine Spongiform Encephalopathy (BSE), pneumo-virus, Porcine Circovirus 2 (PCV2), and Avian Influenza. The outbreak of disease could adversely affect the company’s supply of raw materials, increase the cost of production, and reduce operating margins. Additionally, the outbreak of disease may hinder the company’s ability to market and sell products both domestically and internationally. The company has developed business continuity plans for various disease scenarios and will continue to update these plans as necessary.

Market demand for the company’s product may fluctuate due to competition from other producers. The company faces competition from producers of other meats and protein sources, especially beef, chicken, and fish. The bases on which the company competes include:

•                  price;

•                  production quality;

•                  brand identification;

•                  breadth of product line; and

•                  customer service.

Demand for the company’s product is also affected by competitors’ promotional spending and the effectiveness of the company’s advertising and marketing programs. The company may be unable to compete successfully on any or all of these bases in the future.

The company’s operations are subject to the general risks of the food industry. The food products manufacturing industry is subject to the risks posed by:

•                  food spoilage and food contamination;

•                  evolving consumer preferences and nutritional and health-related concerns;

•                  federal state and local food processing controls;

•                  consumer product liability claims;

•                  product tampering; and

•                  the possible unavailability and/or expenses of liability insurance.

If one or more of these risks were to materialize, the company’s revenues could decrease, costs of doing business could increase, and the company’s operating results could be adversely affected.

Deterioration of economic conditions could harm the company’s business. The company’s business may be adversely affected by changes in national or global economic conditions, including inflation, interest rates, availability of capital markets, consumer spending rates, energy availability and costs (including fuel surcharges), and the effects of governmental initiatives to manage economic conditions. If a high pathogenic disease outbreak developed in the United States, it may negatively impact the national economy, demand for company products, and/or the company’s workforce availability, and the company’s financial results could suffer. The company has developed contingency plans to address infectious disease scenarios and the potential impact on its operations, and will continue to update these plans as necessary.

The company’s operations are subject to the general risks associated with acquisitions. The company has made several acquisitions in recent years including, most recently, Saag’s, Provena, and Burke, and regularly reviews opportunities for strategic growth through acquisitions. Potential risks associated with acquisitions include the inability to integrate new operations successfully, the diversion of management’s attention from other business concerns, the potential loss of key employees and customers of the acquired companies, the possible assumption of unknown liabilities, potential disputes with the sellers, and the inherent risks in entering markets or lines of business in which the company has limited or no prior experience. Any or all of these risks could impact the company’s financial results and business reputation. In addition, acquisitions outside the U.S. may present unique challenges and increase the company’s exposure to the risks associated with foreign operations.

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

Government regulation, present and future, exposes the company to potential sanctions and compliance costs that could adversely affect the company’s business. The company’s operations are subject to extensive regulation by the U.S. Department of Homeland Security, the U.S. Department of Agriculture, the U.S. Food and Drug Administration, federal and state taxing authorities, and other state and local authorities that oversee workforce immigration laws, tax regulations, food safety standards, and the processing, packaging, storage, distribution, advertising, and labeling of the company’s products. The company’s manufacturing facilities and products are subject to constant inspection by federal, state, and local authorities. Claims or enforcement proceedings could be brought against the company in the future. Additionally, the company is subject to new or modified laws, regulations, and accounting standards. The company’s failure or inability to comply with such requirements could subject the company to civil remedies, including fines, injunctions, recalls, or seizures, as well as potential criminal sanctions.

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

Deterioration of labor relations or increases in labor costs could harm the company’s business. The company has approximately 18,500 employees, of which approximately 6,400 are represented by labor unions, principally the United Food and Commercial Workers’ Union. A significant increase in labor costs or a deterioration of labor relations at any of the company’s facilities that results in work slowdowns or stoppages could harm the company’s financial results. Union contracts at the company’s plants in Knoxville, Iowa, and Perrysburg, Ohio, will expire in the first quarter of fiscal 2008, covering a combined total of approximately 260 employees. Contract negotiations are underway at both locations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Hog Markets: The company’s earnings are affected by fluctuations in the live hog market. To minimize the impact on earnings, and to ensure a steady supply of quality hogs, the company has entered into contracts with producers for the purchase of hogs at formula-based prices over periods of up to 15 years. Contract formulas are based on hog production costs, hog futures, hog primal values, or industry reported hog markets. Purchased hogs under contract accounted for 89 percent and 81 percent of the total hogs purchased by the company in fiscal years 2007 and 2006, respectively. The company has been actively converting to market-based formulas in order to better match input costs with customer pricing. Therefore, a hypothetical 10 percent change in the cash market would have had an immaterial effect on the company’s results of operations.

Certain procurement contracts allow for future hog deliveries (firm commitments) to be forward priced. The company generally hedges these firm commitments by entering into hog futures contracts. These futures contracts are designated and accounted for as fair value hedges. The change in the market value of such futures contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Changes in the fair value of the futures contracts, along with the gain or loss on the firm commitment, are marked-to-market through earnings and are recorded on the statement of financial position as a current asset and liability, respectively. As of October 28, 2007, the fair value of the company’s open futures contracts was $8,240, compared to $(5,473) as of October 29, 2006.

The company measures its market risk exposure on its hog futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in market prices. A 10 percent increase in market prices would have negatively impacted the fair value of the company’s October 28, 2007, open contracts by $8,865, which in turn would lower the company’s future cost of purchased hogs by a similar amount.

Turkey Markets: The company raises or contracts for live turkeys. Production costs in raising turkeys are subject primarily to fluctuations in feed grain prices and, to a lesser extent, fuel costs. To reduce the company’s exposure to changes in grain prices, the company utilizes a hedge program to offset the fluctuation in the company’s future direct grain purchases. This program utilizes corn and soybean meal futures, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value of $5,996, before tax, on the statement of financial position as of October 28, 2007, compared to $2,467, before tax, as of October 29, 2006.

The company measures its market risk exposure on its grain futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for grain. A 10 percent decrease in the market price for grain would have negatively impacted the fair value of the company’s October 28, 2007, open grain contracts by $9,506, which in turn would lower the company’s future cost on purchased grain by a similar amount.

Natural Gas: Production costs at the company’s plants and feed mills are also subject to fluctuations in fuel costs. To reduce the company’s exposure to changes in natural gas prices, the company utilizes a hedge program to offset the fluctuation in the company’s future natural gas purchases. This program utilizes natural gas swaps, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value of $(603), before tax, on the statement of financial position as of October 28, 2007, compared to $(4,256), before tax, as of October 29, 2006.

The company measures its market risk exposure on its natural gas contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for natural gas. A 10 percent decrease in the market price for natural gas would have negatively impacted the fair value of the company’s October 28, 2007, open natural gas contracts by $2,887, which in turn would lower the company’s future cost on natural gas purchases by a similar amount.

Long-Term Debt: A principal market risk affecting the company is the exposure to changes in interest rates on the company’s fixed-rate, long-term debt. As of October 28, 2007, fixed-rate debt totaled $350,054, primarily at 6.625 percent. Market risk for fixed-rate, long-term debt is estimated as the potential increase in fair value, resulting from a hypothetical 10 percent decrease in interest rates, and amounts to approximately $6,706. The fair values of the company’s long-term debt were estimated using discounted future cash flows based on the company’s incremental borrowing rates for similar types of borrowing arrangements.

International: The fair values of certain company assets are subject to fluctuations in foreign currencies. The company’s net asset position in foreign currencies as of October 28, 2007, was $118,423, with most of the exposure existing in Philippine pesos and Chinese yuan. Changes in currency exchange rates impact the fair values of company assets either currently through the consolidated statement of operations, as currency gains/losses, or by affecting other comprehensive loss.

The company measures its foreign currency exchange risk by using a 10 percent sensitivity analysis on the company’s primary  foreign net asset position, the Philippine peso, as of October 28, 2007. A 10 percent strengthening in the value of the peso relative to the U.S. dollar would result in other comprehensive income of $5,433 pre-tax. A 10 percent weakening in the value of the peso relative to the U.S. dollar would result in other comprehensive loss of the same amount.

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

Management’s Report on Internal Control Over Financial Reporting

Management of Hormel Foods Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the company, as such term is defined in Exchange Act Rules 13a — 15(f). The company’s internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards. Under the supervision, and with the participation of management, including the chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring  Organizations of the Treadway Commission.

Based on our evaluation under the framework in Internal Control — Integrated Framework, we concluded that our internal control over financial reporting was effective as of October 28, 2007. Our internal control over financial reporting as of October 28, 2007, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Jeffrey M. Ettinger	Jody H. Feragen
Chairman of the Board, President	Senior Vice President
and Chief Executive Officer	and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Hormel Foods Corporation

Austin, Minnesota

We have audited Hormel Foods Corporation’s internal control over financial reporting as of October 28, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hormel Foods Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management entitled Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Hormel Foods Corporation maintained, in all material respects, effective internal control over financial reporting as of October 28, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Hormel Foods Corporation as of October 28, 2007, and October 29, 2006, and the related consolidated statements of operations, changes in shareholders’ investment, and cash flows for each of the three fiscal years in the period ended October 28, 2007, and our report dated December 14, 2007, expressed an unqualified opinion thereon.

Minneapolis, Minnesota
December 14, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Hormel Foods Corporation

Austin, Minnesota

We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 28, 2007, and October 29, 2006, and the related consolidated statements of operations, changes in shareholders’ investment, and cash flows for each of three fiscal years in the period ended October 28, 2007. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 28, 2007, and October 29, 2006, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended October 28, 2007, in conformity with U. S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hormel Foods Corporation’s internal control over financial reporting as of October 28, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 14, 2007, expressed an unqualified opinion thereon.

As discussed in Note F of the Notes to Consolidated Financial Statements, the company changed its method of accounting for defined benefit pension and other postretirement plans as of October 28, 2007, to conform to the provisions of Statement of Financial Accounting Standard No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R).”

Minneapolis, Minnesota
December 14, 2007

Consolidated Statements of Financial Position

(In Thousands, Except Share Amounts)	October 28, 2007	October 29, 2006

Assets
Current Assets
Cash and cash equivalents	$149,749	$172,485
Accounts receivable (net of allowance for doubtful accounts of 3,180 at October 28, 2007, and 3,922 at October 29, 2006)	366,621	341,916
Inventories	646,968	570,932
Deferred income taxes	52,583	48,535
Prepaid expenses and other current assets	15,804	7,803
Total Current Assets	1,231,725	1,141,671
Deferred Income Taxes	66,220	7,387
Goodwill	595,756	550,706
Other Intangibles	162,237	147,975
Pension Assets	99,003	66,097
Investments in and Receivables from Affiliates	102,060	76,684
Other Assets	170,048	158,976
Property, Plant and Equipment
Land	48,663	46,854
Buildings	615,245	562,949
Equipment	1,192,481	1,110,315
Construction in progress	114,415	123,608
	1,970,804	1,843,726
Less allowance for depreciation	(1,004,203)	(932,916)
	966,601	910,810
Total Assets	$3,393,650	$3,060,306
Liabilities and Shareholders’ Investment

Current Liabilities
Accounts payable	$290,919	$271,358
Notes payable/Short-term debt	70,000	0
Accrued expenses	66,000	27,103
Accrued workers compensation	27,372	27,895
Accrued marketing expenses	67,260	68,503
Employee compensation	111,051	107,332
Taxes, other than federal income taxes	5,454	7,784
Dividends payable	20,745	19,361
Federal income taxes	5,927	55,312
Current maturities of long-term debt	49	366
Total Current Liabilities	664,777	585,014
Long-Term Debt – less current maturities	350,005	350,054
Pension and Post-retirement Benefits	440,810	271,240
Other Long-Term Liabilities	53,275	51,086
Shareholders’ Investment
Preferred stock, par value $.01 a share – authorized 80,000,000 shares; issued– none
Common stock, nonvoting, par value $.01 a share – authorized 200,000,000 shares; issued – none
Common stock, par value $.0586 a share – authorized 400,000,000 shares; issued 135,677,494 shares October 28, 2007, issued 137,639,954 shares October 29, 2006	7,951	8,066
Additional paid-in capital	0	2,507
Accumulated other comprehensive loss	(101,811)	(17,996)
Retained earnings	1,978,643	1,821,202
	1,884,783	1,813,779
Treasury stock; 300,000 shares October 29, 2006	0	(10,867)
Total Shareholders’ Investment	1,884,783	1,802,912
Total Liabilities and Shareholders’ Investment	$3,393,650	$3,060,306

See notes to consolidated financial statements.

Consolidated Statements of Operations

	Fiscal Year Ended
(In Thousands, Except Per Share Amounts)	October 28, 2007	October 29, 2006	October 30, 2005

Net sales	$6,193,032	$5,745,481	$5,413,997
Cost of products sold	4,778,505	4,362,291	4,129,549
Gross Profit	1,414,527	1,383,190	1,284,448
Expenses:
Selling and delivery	771,597	754,143	691,792
Administrative and general	162,480	182,891	172,242
Total Expenses	934,077	937,034	864,034
Equity in earnings of affiliates	3,470	4,553	5,525
Operating Income	483,920	450,709	425,939
Other income and expense:
Interest and investment income	13,624	5,470	8,531
Interest expense	(27,707)	(25,636)	(27,744)
Earnings Before Income Taxes	469,837	430,543	406,726
Provision for income taxes	167,945	144,404	152,123
Net Earnings	$301,892	$286,139	$254,603

Net Earnings Per Share:
Basic	$2.20	$2.08	$1.84
Diluted	$2.17	$2.05	$1.82

Weighted Average Shares Outstanding:
Basic	137,216	137,845	138,040
Diluted	139,151	139,561	139,577

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Investment

							Accumulated
					Additional		Other	Total
	Common Stock		Treasury Stock		Paid-in	Retained	Comprehensive	Shareholders’
(In Thousands, Except Per Share Amounts)	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Investment

Balance at October 30, 2004	137,875	$8,079	0	$0	$0	$1,437,713	$(23,534)	$1,422,258
Comprehensive income
Net earnings						254,603		254,603
Foreign currency translation							217	217
Deferred hedging, net of
reclassification adjustment							6,806	6,806
Adjustment in minimum
pension liability							(8,412)	(8,412)
Comprehensive income								253,214
Purchases of common stock			(773)	(22,977				(22,977)
Stock option expense					7,159			7,159
Exercise of stock options	688	41	53	1,534	9,149			10,724
Shares retired	(720)	(42)	720	21,443	(13,048)	(8,353)		0
Cash dividends – $.52 per share						(71,648)		(71,648)
Balance at October 30, 2005	137,843	$8,078	0	$0	$3,260	$1,612,315	$(24,923)	$1,598,730

Comprehensive income
Net earnings						286,139		286,139
Foreign currency translation							4,058	4,058
Unrealized gain on available-
for-sale securities							381	381
Deferred hedging, net of
reclassification adjustment							(5,781)	(5,781)
Adjustment in minimum
pension liability							8,269	8,269
Comprehensive income								293,066
Purchases of common stock			(1,058	(36,978				(36,978)
Stock option expense					17,766			17,766
Exercise of stock options/
nonvested shares	492	29	63	2,069	5,482			7,580
Shares retired	(695)	(41)	695	24,042	(24,001)			0
Cash dividends – $.56 per share						(77,252)		(77,252
Balance at October 29, 2006	137,640	$8,066	(300)	$(10,867)	$2,507	$1,821,202	$(17,996)	$1,802,912

Comprehensive income
Net earnings						301,892		301,892
Foreign currency translation							6,422	6,422
Unrealized loss on available-
for-sale securities							(381)	(381)
Deferred hedging, net of reclassification adjustment							3,722	3,722
Adjustment in minimum pension liability							6,410	6,410
Comprehensive income								318,065
Provena acquisition	287	17			10,942			10,959
SFAS No.158 transition adjustment
(net of $61,827 tax effect)							(99,988)	(99,988)
Purchases of common stock			(2,390)	(86,794)				(86,794)
Stock option expense					14,214			14,214
Exercise of stock options/nonvested shares	421	25	19	684	7,182			7,891
Shares retired	(2,671)	(157)	2,671	96,977	(34,845)	(61,975)		0
Cash dividends – $.60 per share						(82,476)		(82,476)
Balance at October 28, 2007	135,677	$7,951	0	$0	$0	$1,978,643	$(101,811)	$1,884,783

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
(In Thousands)	October 28, 2007	October 29, 2006	October 30, 2005

Operating Activities
Net earnings	$301,892	$286,139	$254,603
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	114,618	109,360	105,774
Amortization of intangibles	12,120	11,741	9,415
Equity in earnings of affiliates	(5,399)	(4,083)	(5,797)
Provision for deferred income taxes	(6,529)	(26,736)	(24,333)
(Gain) loss on property/equipment sales and plant facilities	(4,088)	(686)	149
Changes in operating assets and liabilities, net of acquisitions:
(Increase) decrease in accounts receivable	(9,806)	(37,986)	6,463
Increase in inventories, prepaid expenses,
and other current assets	(59,069)	(21,722)	(15,180)
Decrease (increase) in pension assets	7,765	(22,406)	23,478
(Decrease) increase in accounts payable, accrued expenses,
and pension and post-retirement benefits	(23,604)	14,899	93,078
Other	9,029	18,054	6,069
Net Cash Provided by Operating Activities	336,929	326,574	453,719

Investing Activities
Sale of available-for-sale securities	576,456	174,960	188,800
Purchase of available-for-sale securities	(576,456)	(136,460)	(118,300)
Acquisitions of businesses/intangibles	(125,101)	(78,925)	(366,496)
Purchases of property/equipment	(125,795)	(141,516)	(107,094)
Proceeds from sales of property/equipment	11,689	8,689	2,938
(Increase) decrease in investments, equity in affiliates,
and other assets	(27,380)	1,917	(5,060)
Dividends from affiliates	730	811	775
Net Cash Used in Investing Activities	(265,857)	(170,524)	(404,437)

Financing Activities
Proceeds from short-term debt	155,000	70,000	115,000
Principal payments on short-term debt	(87,576)	(70,000)	(115,000)
Principal payments on long-term debt	(6,341)	(11,085)	(15,765)
Dividends paid on common stock	(81,092)	(75,840)	(69,371)
Share repurchase	(86,794)	(36,978)	(22,977)
Other	12,995	9,292	9,996
Net Cash Used In Financing Activities	(93,808)	(114,611)	(98,117)
(Decrease) Increase in Cash and Cash Equivalents	(22,736)	41,439	(48,835)
Cash and Cash Equivalents at Beginning of Year	172,485	131,046	179,881
Cash and Cash Equivalents at End of Year	$149,749	$172,485	$131,046

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements October 28, 2007

NOTE A

Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Hormel Foods Corporation (“the company”) and all of its majority-owned subsidiaries after elimination of intercompany accounts, transactions, and profits.

Reclassifications: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation and to conform with recent accounting pronouncements and guidance. The reclassifications had no impact on net earnings previously reported.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal Year: The company’s fiscal year ends on the last Sunday in October. Fiscal years 2007, 2006, and 2005 consisted of 52 weeks.

Cash and Cash Equivalents and Short-term Marketable Securities: The company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The company classifies investments with an original maturity of more than three months on their acquisition date as short-term marketable securities. The company has not recorded any unrealized gains or losses associated with these investments in 2007, 2006, or 2005.

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

Software development and implementation costs are expensed until the company has determined that the software will result in probable future economic benefits, and management has committed to funding the project. Thereafter, all qualified external implementation costs, and purchased software costs, are capitalized and amortized using the straight-line method over the remaining estimated useful lives, not exceeding five years.

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

Impairment of Long-lived Assets: The company reviews long-lived assets and definite-lived intangibles for impairment annually, or more frequently when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value. In fiscal year 2006, the company recorded a write-down of $4.0 million related to the closing of its plant in Houston, Texas. No material write-downs were recorded in fiscal years 2007 or 2005.

Foreign Currency Translation: Assets and liabilities denominated in foreign currency are translated at the current exchange rate as of the statement of financial position date, and amounts in the statement of operations are translated at the average monthly exchange rate. Translation adjustments resulting from fluctuations in exchange rates are recorded as a component of accumulated other comprehensive loss in shareholders’ investment.

When calculating foreign currency translation, the company deemed its foreign investments to be permanent in nature and has not provided for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars.

Available-for-Sale Securities: The fair value of investments classified as available-for-sale is included in other assets on the consolidated statements of financial position. Unrealized gains and losses are recorded to accumulated other comprehensive loss and reclassified to earnings when the investment is sold. As of October 28, 2007, the company had no investments classified as available-for-sale. As of October 29, 2006, the company had an investment of $1.2 million classified as available-for-sale, which was sold during fiscal 2007.

Accumulated Other Comprehensive Loss: The components of accumulated other comprehensive loss are as follows:

			Pension &	Unrealized		Accumulated
	Foreign	Minimum	Post-	Gain (Loss on)	Deferred	Other
	Currency	Pension	retirement	Available-for-	Gain (Loss)	Comprehensive
(In Thousands)	Translation	Liability	Benefits	Sale Securities	– Hedging	Loss
Balance at October 30, 2004	$(5,223)	$(15,823)	n/a	$0	$(2,488)	$(23,534)
Unrecognized gains (losses)	217	(12,882)			10,433	(2,232)
Reclassification into net earnings					492	492
Tax effect		4,470			(4,119)	351
Net of tax amount	217	(8,412)			6,806	(1,389)
Balance at October 30, 2005	$(5,006)	$(24,235)	n/a	$0	$4,318	$(24,923)
Unrecognized gains (losses)	4,058	13,015		611	(9,078)	8,606
Reclassification into net earnings					(219)	(219)
Tax effect		(4,746)		(230)	3,516	(1,460)
Net of tax amount	4,058	8,269		381	(5,781)	6,927
Balance at October 29, 2006	$(948)	$(15,966)	n/a	$381	$(1,463)	$(17,996)
Unrecognized gains (losses)	6,422	10,341		(611)	(1,802)	14,350
Reclassification into net earnings					7,943	7,943
Tax effect		(3,931)		230	(2,419)	(6,120)
Net of tax amount	6,422	6,410		(381)	3,722	16,173
SFAS No.158 transition adjustment
(net of $61,827 tax effect)		9,556	(109,544)			(99,988)
Balance at October 28, 2007	$5,474	$0	$(109,544)	$0	$2,259	$(101,811)

Derivatives and Hedging Activity: The company uses commodity and currency positions to manage its exposure to price fluctuations in those markets. The contracts are recorded at fair value on the consolidated statements of financial position within prepaid expenses and other current assets, or current liabilities. Additional information on hedging activities is presented in Note J.

Equity Method Investments: The company has a number of investments in joint ventures where its voting interests are in excess of 20 percent but not greater than 50 percent. The company accounts for such investments under the equity method of accounting, and its underlying share of each investee’s equity is reported in the consolidated statements of financial position as part of investments in and receivables from affiliates. Significant equity investments include a 40 percent ownership interest in a Philippines joint venture, Purefoods-Hormel Company, which had a book value of $54.3 million at October 28, 2007, and $46.7 million at October 29, 2006. In the first quarter of fiscal 2007, the company invested $20.5 million in a 49.0 percent owned joint venture with San Miguel Corporation for the purchase of a hog production business in Vietnam. This equity investment had a book value of $21.1 million at October 28, 2007. Both investments are included in the All Other segment for purposes of measuring segment assets and profits.

The company regularly monitors and evaluates the fair value of our equity investments. If events and circumstances indicate that a decline in the fair value of these assets has occurred and is other than temporary, the company will record a charge in equity in earnings of affiliates in the consolidated statements of operations. The company’s equity investments do not have a readily determinable fair value as none of them are publicly traded. The fair values of the company’s private equity investments are determined by discounting the estimated future cash flows of each entity. These cash flow estimates include assumptions on growth rates and future currency exchange rates. The company did not record an impairment charge on any of its equity investments in fiscal years 2007, 2006, or 2005.

Revenue Recognition: The company recognizes sales when title passes upon delivery of its products to customers, net of applicable provisions for discounts, returns, and allowances. Products are delivered upon receipt of customer purchase orders with acceptable terms, including price and collectibility that is reasonably assured.

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

Advertising Expenses: Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with samples and market research. Advertising costs for fiscal years 2007, 2006, and 2005 were $90.3 million, $93.7 million, and $87.3 million, respectively.

Shipping and Handling Costs: Shipping and handling costs are recorded as selling and delivery expenses. Shipping and handling costs for fiscal years 2007, 2006, and 2005 were $411.7 million, $409.5 million, and $361.4 million, respectively.

Research and Development Expenses: Research and development costs are expensed as incurred and are included in administrative and general expenses. Research and development expenses incurred for fiscal years 2007, 2006, and 2005 were $21.5 million, $18.6 million, and $17.6 million, respectively.

Income Taxes: The company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

Employee Stock Options: In the fourth quarter of fiscal 2003, the company adopted the fair value method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standard (SFAS) No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” and elected to use the prospective method to recognize stockbased compensation expense. In the first quarter of fiscal year 2006, the company adopted the provisions of SFAS No. 123 (revised 2004) and began expensing stock-based compensation using the modified prospective method.

For options subject to graded vesting, the company recognizes stock-based compensation expense ratably over the shorter of the vesting period or requisite service period. Stock-based compensation expense for grants made to retirement-eligible employees is recognized on the date of grant.

Pro forma amounts if the company had used the fair value method in accounting for all employee stock options are as follows:

(In Thousands)	October 30, 2005
Net earnings, as reported	$254,603
Add: Stock-based compensation expense included in reported net earnings, net of related tax effects	4,391
Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(5,752)
Pro forma net earnings	$253,242

Earnings per share:
Basic – as reported	$1.84
Basic – pro forma	$1.83
Diluted – as reported	$1.82
Diluted – pro forma	$1.81

Share Repurchases: On October 2, 2002, the company announced that its Board of Directors had authorized the company to repurchase up to 10,000,000 shares of common stock with no expiration date. Under this repurchase plan, the company repurchased 2.4 million shares of its common stock at an average price per share of $36.31 during fiscal 2007, 1.1 million shares at an average price per share of $34.95 during fiscal 2006, and 0.8 million shares at an average price per share of $29.72 during fiscal 2005. In total, 5.8 million shares have been repurchased through October 28, 2007, under the current share repurchase authorization.

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

(In Thousands)	2007	2006	2005
Basic weighted-average shares outstanding	137,216	137,845	138,040
Dilutive potential common shares	1,935	1,716	1,537
Diluted weighted-average shares outstanding	139,151	139,561	139,577

Accounting Changes and Recent Accounting Pronouncements: In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). The pronouncement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, and does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Therefore, the company expects to adopt SFAS 157 at the beginning of fiscal 2009, and is currently assessing the impact of adopting this accounting standard.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). The pronouncement permits entities to choose to measure many financial instruments and certain other items at fair value, which provides the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Therefore, the company expects to adopt SFAS 159 at the beginning of fiscal 2009, and is currently assessing the impact of adopting this accounting standard.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R).” The pronouncement requires the funded status of a plan, measured as the difference between the fair value of plan assets and the benefit obligation, be recognized on a plan sponsor’s statement of financial position. It also requires gains or losses that arise during the plan year to be recognized as a component of other comprehensive income to the extent they are not recognized in net periodic benefit cost during the year. These provisions are effective for fiscal years ending after December 15, 2006. Therefore, the company recorded the funded status of its defined benefit plans in the accompanying statement of financial position as of October 28, 2007. The impact of adopting this statement is discussed in Note F – Pension and Other Post-retirement Benefits. For fiscal years ending after December 15, 2008, the pronouncement further requires plan sponsors to measure defined benefit plan assets and obligations as of the date of the plan sponsor’s fiscal year-end statement of financial position. The company will be required to adopt these measurement date provisions in fiscal 2009.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, and therefore the company will adopt FIN 48 at the beginning of fiscal 2008. The company is currently assessing the impact of adopting this accounting standard.

NOTE B

Acquisitions and Divestitures

On August 22, 2007, the company purchased privately-held Burke Corporation (Burke) for a preliminary purchase price of $111.5 million cash, including related costs. Burke is a manufacturer and marketer of pizza toppings and other fully cooked meat products, and operates facilities in Nevada, Iowa, and Ames, Iowa. These facilities will increase production capabilities for the Refrigerated Foods segment and should enable growth in the pizza toppings category by expanding the company’s product offerings to foodservice customers. The purchase price is preliminary pending final appraisals and working capital valuations.

On December 15, 2006, the company completed the acquisition of Provena Foods Inc. (Provena). Provena was a publicly traded company based in Chino, California, and provides pepperoni and pasta to pizza makers and packaged food manufacturers. Under the terms of the agreement, each outstanding share of Provena common stock was converted into 0.08 shares of Hormel Foods Corporation common stock, resulting in the issuance of 287,473 shares of the company’s common stock at $38.12 per share. The transaction has a total value of $11.7 million in cash and stock, plus the assumption of various liabilities.  The acquisition strengthens the capabilities of the Refrigerated Foods segment by providing additional production capacity.

On November 10, 2006, the company acquired the assets of Saag’s Products, Inc. (Saag’s) for $13.0 million cash, including related costs. Saag’s is based in San Leandro, California, and is a processor and marketer of branded, premium quality gourmet sausages and specialty smoked meats. The acquisition provides opportunities to expand the company’s production capacity and enhance the product portfolio within the Refrigerated Foods segment. The purchase price is preliminary pending the accrual of potential earn-outs that may be earned over the five-year period following the acquisition.

On March 31, 2006, the company acquired Valley Fresh, Inc. (Valley Fresh) for $80.4 million cash, including related costs. Valley Fresh has the leading market share in the canned ready-to-eat chicken category and distributes more than 50 precooked chicken products on a national basis, primarily under the Valley Fresh brand. Valley Fresh was a privately held company in Turlock, California. Operating results for Valley Fresh branded products are included in the company’s Grocery Products segment, while private label products are reported in the Specialty Foods segment.

On April 4, 2005, the company completed the acquisition of Lloyd’s Barbeque Company (Lloyd’s) for $50.5 million cash, including related costs. Lloyd’s has manufacturing operations in St. Paul, Minnesota, and offers a full range of barbeque products including original shredded pork, chicken and beef tubs, honey hickory shredded pork and chicken, barbeque pork spareribs, beef backribs, and pork babyback ribs, all under the Lloyd’s brand name. Lloyd’s products complement the company’s existing offerings within the Refrigerated Foods segment and enhance market share, particularly in the retail refrigerated entree category.

On March 30, 2005, the company acquired privately held Mark-Lynn Foods Inc. (Mark-Lynn) of Bremen, Georgia, for $43.2 million cash, including related costs. Mark-Lynn manufactures and distributes a wide array of food products including salt and pepper packets, ketchup, mustard, sauces and salad dressings, creamers, sugar packets, jellies, desserts, and drink mixes. Mark-Lynn is managed by Diamond Crystal Brands and enhances the company’s foodservice focus within the Specialty Foods segment.

On January 31, 2005, the company acquired Arriba Foods, Inc. (a/k/a Mexican Accent) for $48.0 million cash, including related costs. Based in New Berlin, Wisconsin, Mexican Accent manufactures and distributes a wide variety of premium Mexican flour tortillas, corn tortillas, salsas, seasonings, and tortilla chips for retail markets and the foodservice industry. These products are marketed under the Manny’s, Gringo Pete’s, and Mexican Accent brands, and strengthen the company’s presence in the ethnic products category. Mexican Accent’s operating results are reported in the Grocery Products segment.

On December 29, 2004, the company purchased all of the outstanding stock of Clougherty Packing Company (Clougherty) for $208.2 million cash, including related costs. Clougherty was a privately held Southern California pork processor and is the maker of the Farmer John brand of pork products popular throughout the Southwestern United States. The acquisition strengthens the company’s presence in that geographic area and complements many of the company’s existing product families. Clougherty was reorganized into Clougherty Packing, LLC (d/b/a Farmer John) after acquisition. Farmer John’s operating results are reported in the Refrigerated Foods segment.

Operating results for each completed acquisition above are included in the company’s consolidated statements of operations from the date of acquisition. Pro forma results of operations are not presented, as no acquisitions in 2007, 2006, or 2005 were considered material, individually or in the aggregate, to the consolidated company.

NOTE C

Inventories

Principal components of inventories are:

	October 28,	October 29,
(In Thousands)	2007	2006
Finished products	$335,863	$308,509
Raw materials and work-in-process	187,626	153,189
Materials and supplies	123,479	109,234
Total	$646,968	$570,932

NOTE D

Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the fiscal years ended October 28, 2007, and October 29, 2006, are presented in the table below. The amounts presented for goodwill acquired in fiscal year 2007 reflect the acquisitions of Saag’s and Burke. Goodwill acquired in fiscal 2006 reflects the acquisition of Valley Fresh. The purchase adjustments in fiscal year 2006 also relate to the purchase accounting for Valley Fresh, and to finalizing the purchase accounting for various fiscal 2005 acquisitions.

	Grocery	Refrigerated	Jennie-O	Specialty	All
(In Thousands)	Products	Foods	Turkey Store	Foods	Other	Total
Balance as of October 30, 2005	$79,421	$25,880	$203,214	$191,240	$2,352	$502,107
Goodwill acquired	61,334	76	0	0	0	61,410
Purchase adjustments	(16,388)	0	0	3,577	0	(12,811)
Balance as of October 29, 2006	124,367	25,956	203,214	194,817	2,352	550,706
Goodwill acquired	0	46,222	0	0	0	46,222
Purchase adjustments	(1,003)	(76)	0	(93)	0	(1,172)
Reclassifications	0	1,678	0	0	(1,678)	0
Balance as of October 28, 2007	$123,364	$73,780	$203,214	$194,724	$674	$595,756

The gross carrying amount and accumulated amortization for definite-lived intangible assets are presented in the table below. Intangible assets with a gross carrying value of $22.6 million were added during fiscal year 2007 related to the acquisitions of Saag’s, Provena, and Burke.

	October 28, 2007			October 29, 2006
	Gross		Weighted-	Gross		Weighted-
	Carrying	Accumulated	Average Life	Carrying	Accumulated	Average Life
(In Thousands)	Amount	Amortization	(in Years)	Amount	Amortization	(in Years)
Customer lists/relationships	$23,769	(4,570)	8.9	$11,300	(3,093)	11.0
Proprietary software & technology	23,190	(6,168)	8.9	17,040	(3,831)	9.2
Formulas & recipes	20,364	(9,360)	8.8	20,875	(9,574)	8.1
Non-compete covenants	19,660	(14,040)	4.8	19,310	(11,103)	4.9
Distribution network	4,120	(1,715)	10.0	3,700	(1,303)	10.0
Purchase & supply agreements	2,140	(2,126)	3.2	2,460	(2,096)	3.1
Other intangibles	9,616	(4,057)	6.0	7,992	(2,845)	6.7
Total	$102,859	(42,036)	7.8	$82,677	(33,845)	7.8

Amortization expense for the fiscal years ended October 28, 2007, October 29, 2006, and October 30, 2005, was $12.1 million, $11.7 million, and $9.4 million, respectively.

Estimated annual amortization expense (in thousands) for the five fiscal years after October 28, 2007, is as follows:

2008	$11,942
2009	10,259
2010	9,158
2011	7,701
2012	7,267

The carrying amounts for indefinite-lived intangible assets are as follows. The increase in fiscal year 2007 primarily represents trademarks acquired from Saag’s and Burke.

	October 28,	October 29,
(In Thousands)	2007	2006
Unamortized Intangible Assets:
Brand/tradename/trademarks	$93,430	$91,159
Other intangibles	7,984	7,984
Total	$101,414	$99,143

During the fourth quarter of fiscal 2007, the company completed the required annual impairment tests of indefinite-lived intangible assets and goodwill with no material impairment indicated. Useful lives of intangible assets were also reviewed during this process, with no material changes identified.

NOTE E

Long-term Debt and Other Borrowing Arrangements

Long-term debt consists of:

	October 28,	October 29,
(In Thousands)	2007	2006
Senior unsecured notes, with interest at 6.625%, interest due semi-annually through 2011	$350,000	$350,000
Other	54	420
	350,054	350,420
Less current maturities	49	366
Total	$350,005	$350,054

The company has a $200.0 million revolving line of credit which bears interest at variable rates below prime. As of October 28, 2007, the company recorded $70.0 million related to this line of credit as notes payable/short-term debt in the consolidated statement of financial position. A fixed fee is paid for the availability of these credit lines.

The company is required, by certain covenants in its debt agreements, to maintain specified levels of financial ratios and financial position. At the end of the current fiscal year, the company was in compliance with all of these covenants.

Aggregate annual maturities of long-term debt for the five fiscal years after October 28, 2007, are as follows:

(In Thousands)
2008	$49
2009	5
2010	0
2011	350,000
2012	0

Total interest paid during fiscal 2007, 2006, and 2005 was $27.4 million, $25.7 million, and $27.9 million, respectively. Based on borrowing rates currently available to the company for long-term financing with similar terms and average maturities, the fair value of long-term debt, including current maturities, utilizing discounted cash flows, is $368.6 million.

NOTE F

Pension and Other Post-retirement Benefits

The company has several defined benefit plans and defined contribution plans covering most employees. Total costs associated with the company’s defined contribution benefit plans in 2007, 2006, and 2005 were $23.3 million, $23.3 million, and $21.2 million, respectively. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service, while plan benefits covering salaried employees are based on final average compensation. In 2007, several amendments were enacted that affected the company’s defined benefit pension plans at the measurement date. The defined benefit pension plan covering collectively bargained employees was amended as a result of labor negotiations, causing an increase in the benefit obligation. The benefit obligation for the other defined benefit plans was reduced as a result of amendments which eliminated some types of compensation from inclusion in the benefit obligation calculation and limited eligibility for lump sum distributions. The company’s funding policy is to make annual contributions of not less than the minimum required by applicable regulations. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 8-13 years.

Certain groups of employees are eligible for post-retirement health or welfare benefits. Eligible employees who retired prior to January 1, 1987, receive the company-sponsored medical and life insurance benefits that were in effect when they retired. The medical plan for eligible employees who retired after January 1, 1987, is automatically modified to incorporate plan benefit and plan provision changes whenever they are made to the active employee plan. Contribution requirements for this group of retired employees are governed by the Retiree Health Care Payment Program and may change each year as the cost to provide coverage is determined. Eligible employees hired after January 1, 1990, may receive post-retirement medical coverage but must pay the full cost of the coverage. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 6-13 years.

The annual measurement date used to determine pension and other post-retirement benefit amounts is August 1. Net periodic cost of defined benefit plans included the following:

	Pension Benefits			Post-retirement Benefits
(In Thousands)	2007	2006	2005	2007	2006	2005
Service cost	$18,993	22,204	$19,224	$2,993	$3,516	$3,238
Interest cost	42,524	40,609	40,267	23,077	21,645	22,428
Expected return on plan assets	(53,465)	(51,324)	(47,750)
Amortization of prior service cost	(116)	910	910	5,732	5,654	5,654
Recognized actuarial loss	5,851	9,800	13,738	3,687	3,539	3,857
Settlement charges	(158)	11,261
Net periodic cost	$13,629	$33,460	$26,389	$35,489	$34,354	$35,177

On October 28, 2007, the company adopted the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R).” SFAS No. 158 required the company to recognize the funded status of its pension plans in the October 28, 2007, consolidated statement of financial position, with a corresponding adjustment to accumulated other comprehensive loss. The adjustment to accumulated other comprehensive loss at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs remaining from the initial adoption of SFAS No. 87, “Employer’s Accounting for Pensions,” all of which were previously netted against the plans’ funded status in the company’s consolidated statement of financial position pursuant to the provisions of SFAS No. 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive loss. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive loss upon adoption of SFAS No. 158.

The incremental effects of adopting the provisions of SFAS No. 158 on the company’s consolidated statement of financial position at October 28, 2007, are presented in the following table. The adoption of SFAS No. 158 had no effect on the company’s consolidated statements of operations for the year ended October 28, 2007, or for any prior period presented, and it will not affect the company’s operating results in future periods. Had the company not been required to adopt SFAS No. 158 at October 28, 2007, it would have recognized an additional minimum liability pursuant to the provisions of SFAS No. 87. The effects of recognizing the additional minimum liability are included in the table below in the column labeled “Prior to Adopting SFAS No. 158”.

	Pension Benefits			Post-retirement Benefits
	October 28, 2007			October 28, 2007
	Prior to	Effect of		Prior to	Effect of
	Adopting	Adopting		Adopting	Adopting
(In Thousands)	SFAS No. 158	SFAS No. 158	As Reported	SFAS No. 158	SFAS No. 158	As Reported
Prepaid benefit cost	$158,643	$(59,640)	$99,003	$0	$0	$0
Deferred income tax (liabilities) assets	(24,339)	30,414	6,075	113,299	31,413	144,712
Accrued benefit liability	(90,538)	(19,921)	(110,459)	(280,747)	(82,254)	(363,001)
Accumulated other comprehensive loss	9,556	49,147	58,703		50,841	50,841

Included in accumulated other comprehensive loss for pension benefits at October 28, 2007, are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service credit of $3.3 million and unrecognized actuarial losses of $98.3 million. The prior service credit and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic pension cost during the fiscal year ended October 26, 2008, is $(0.2) million and $5.3 million, respectively.

Included in accumulated other comprehensive loss for post-retirement benefits at October 28, 2007, are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service costs of $50.5 million and unrecognized actuarial losses of $31.8 million. The prior service cost and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic pension cost during the fiscal year ended October 26, 2008, is $5.9 million and $2.9 million, respectively.

The following is a reconciliation of the beginning and ending balances of the benefit obligation, the fair value of plan assets, and the funded status of the plans:

			Post-
	Pension Benefits		retirement Benefits
(In Thousands)	2007	2006	2007	2006
Change in benefit obligation:
Benefit obligation at beginning of year	$700,764	$772,801	$379,939	$406,291
Benefit obligation of assumed plan		2,233
Service cost	18,993	22,231	2,993	3,516
Interest cost	42,524	40,592	23,077	21,645
Plan amendments	(8,233)		(1,392)
Actuarial loss (gain)	3,336	(63,867)	(10,625)	(22,197)
Benefits paid	(41,509)	(73,226)	(24,648)	(29,316)
Benefit obligation at end of year	$715,875	$700,764	$369,344	$379,939

			Post-
	Pension Benefits		retirement Benefits
(In Thousands)	2007	2006	2007	2006
Change in plan assets:
Fair value of plan assets at beginning of year	$667,502	$639,515	$0	$0
Fair value of assumed plan		1,701
Actual return on plan assets	72,633	43,381
Employer contributions	5,298	56,131
Benefits paid	(41,509)	(73,226)
Fair value of plan assets at end of year	703,924	667,502	0	0
Funded status	(11,951)	(33,262)	(369,344)	(379,939)
Unrecognized actuarial loss		120,084		46,145
Unrecognized prior service cost		4,553		57,544
Benefit payments subsequent to measurement date	495	688	6,343	4,800
Funded status at end of year	$(11,456)	$92,063	$(363,001)	$(271,450)

Amounts recognized in the consolidated statements of financial position as of October 28, 2007, and October 29, 2006, are as follows:

			Post-
	Pension Benefits		retirement Benefits
(In Thousands)	2007	2006	2007	2006
Prior to adoption of funded status provision of SFAS No. 158:
Prepaid benefit cost	$0	$160,233	$0	$0
Accrued benefit liability		(94,614)		(276,250)
Accumulated other comprehensive loss		25,756
Benefit payments subsequent to measurement date		688		4,800
Net amount recognized	0	92,063	0	(271,450)
After the adoption of funded status provisions of SFAS No. 158:
Prepaid benefit cost	99,003	0	0	0
Accrued benefit liability – current	(4,330)		(28,320)
Accrued benefit liability – long term	(106,129)		(334,681)
Net amount recognized	$(11,456)	$0	$(363,001)	$0

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $112.8 million, $93.4 million, and $1.6 million, respectively, as of October 28, 2007, and $117.4 million, $96.4 million, and $1.8 million, respectively, as of October 29, 2006.

Weighted-average assumptions used to determine benefit obligations are as follows:

	2007	2006
Discount rate	6.40%	6.33%
Rate of future compensation increase	4.00%	4.00%

Weighted-average assumptions used to determine net periodic benefit costs are as follows:

	2007	2006	2005
Discount rate	6.33%	5.50%	6.25%
Rate of future compensation increase	4.00%	4.00%	4.00%
Expected long-term return on plan assets	8.25%	8.25%	8.25%

The expected long-term rate of return on plan assets is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

For measurement purposes, a 7% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2008. The rate is assumed to decrease by 1% per year to 5% for 2010, and remain at that level thereafter.

Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point
(In Thousands)	Increase	Decrease
Effect on total of service and interest cost components	$2,213	$(1,900)
Effect on the post-retirement benefit obligation	27,843	(25,130)

The actual and target weighted-average asset allocations for the company’s pension plan assets as of the plan measurement date are as follows:

	2007		2006
		Target		Target
Asset Category	Actual	Range	Actual	Range
Equity Securities	71.7%	60-80%	69.6%	60-80%
Fixed Income	27.8%	25-35%	29.9%	25-35%
Other	0.5%	0%	0.5%	0%

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

As of the 2007 measurement date, plan assets included 2.1 million shares of common stock of the company having a market value of $70.8 million or 10% of total plan assets. Dividends paid during the year on shares held by the plan were $1.2 million. In 2006, plan assets included 2.1 million shares of common stock of the company having a market value of $77.6 million or 12% of total plan assets.

The company made a discretionary contribution of $0.7 million to the company’s defined benefit plans in 2007. At this time, the company anticipates making a discretionary contribution of up to $1.0 million to fund the pension plans during fiscal year 2008. The company expects to make contributions of $32.2 million during 2008 that represent benefit payments for unfunded plans.

Benefits expected to be paid over the next ten fiscal years are as follows:

		Post-
	Pension	retirement
(In Thousands)	Benefits	Benefits
2008	$40,398	$28,320
2009	41,581	28,545
2010	40,612	28,552
2011	40,686	28,519
2012	42,383	27,970
2013 and later	225,172	131,578

NOTE G

Income Taxes

The components of the provision for income taxes are as follows:

(In Thousands)	2007	2006	2005
Current:
U.S. Federal	$153,413	$151,484	$159,331
State	19,643	18,487	14,019
Foreign	1,418	1,169	3,106
Total current	174,474	171,140	176,456
Deferred:
U.S. Federal	(5,689)	(24,521)	(25,688)
State	(840)	(2,215)	1,355
Total deferred	(6,529)	(26,736)	(24,333)
Total provision for income taxes	$167,945	$144,404	$152,123

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The company believes that, based upon its lengthy and consistent history of profitable operations, it is more likely than not that the net deferred tax assets of $118.8 million will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the deferred income tax liabilities and assets are as follows:

(In Thousands)	October 28, 2007	October 29, 2006
Deferred tax liabilities:
Tax over book depreciation	$(67,758)	$(70,101)
Pension assets	(37,047)	(60,453)
Book/tax basis difference from acquisitions	(33,310)	(39,205)
Other, net	(42,640)	(36,570)
Deferred tax assets:
Post-retirement benefits	144,712	108,347
Pension benefits	43,122	39,853
Stock options	20,903	16,258
Deferred compensation	18,935	17,775
Insurance accruals	12,029	12,900
Vacation accrual	11,783	11,033
Other, net	48,074	56,085
Net deferred tax assets	$118,803	$55,922

Included in net deferred tax assets in fiscal 2007 was $61.8 million related to the adoption of SFAS No. 158. See additional discussion in Note F.

Reconciliation of the statutory federal income tax rate to the company’s effective tax rate is as follows:

	2007	2006	2005
U.S. statutory rate	35.0%	35.0%	35.0%
State taxes on income, net of federal tax benefit	2.8	2.4	2.5
Medicare Part D Supplement	(0.3)	(1.2)	0.0
Manufacture Deduction	(0.8)	(1.0)	0.0
All other, net	(1.0)	(1.7)	(0.1)
Effective tax rate	35.7%	33.5%	37.4%

U.S. income taxes have not been provided on undistributed earnings of foreign subsidiaries and joint ventures, which were approximately $39.7 million as of October 28, 2007. The company has reinvested such earnings overseas in foreign operations indefinitely.

Total income taxes paid during fiscal 2007, 2006, and 2005 were $222.9 million, $155.2 million, and $136.8 million, respectively.

NOTE H

Commitments and Contingencies

In order to ensure a steady supply of hogs and turkeys, and to keep the cost of products stable, the company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods up to 15 years. The company has also entered into grow-out contracts with independent farmers to raise turkeys for the company for periods up to 25 years. Under these arrangements, the company owns the livestock, feed, and other supplies while the independent farmers provide facilities and labor. The company has also contracted for the purchase of corn, soybean meal, and other feed ingredients from independent suppliers for periods up to two years. Under these contracts, the company is committed at October 28, 2007, to make purchases, assuming current price levels, as follows:

(In Thousands)
2008	$885,976
2009	705,732
2010	512,731
2011	349,533
2012	318,699
Later years	1,208,505
Total	$3,981,176

Purchases under these contracts for fiscal 2007, 2006, and 2005 were $989.6 million, $939.3 million, and $1,039.1 million, respectively.

The company has noncancelable operating lease commitments on facilities and equipment at October 28, 2007, as follows:

(In Thousands)
2008	$8,011
2009	5,604
2010	4,420
2011	3,350
2012	2,639
Later years	6,752
Total	$30,776

The company expensed $23.0 million, $23.3 million, and $23.0 million for rent in fiscal 2007, 2006, and 2005, respectively.

The company has commitments to expend approximately $115.3 million to complete construction in progress at various locations as of October 28, 2007.

As a condition to the sale of Vista International Packaging, Inc., the company has contracted to continue purchasing specified amounts of packaging materials over seven years. The contracted amounts approximate historical purchases of those items, and result in a maximum obligation of $21.4 million if those purchasing levels are not attained.

As of October 28, 2007, the company had $38.4 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the company’s self-insured workers’ compensation programs. However, that amount also includes a revocable $1.9 million standby letter of credit for obligations of an affiliated party that may arise under worker compensation claims. Letters of credit are not reflected in the company’s consolidated statements of financial position.

The company is involved on an ongoing basis in litigation arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the company’s results of operations, financial condition, or liquidity.

NOTE I

Stock-Based Compensation

The company has stock incentive plans for employees and non-employee directors, including stock options and nonvested shares. The company’s policy is to grant options with the exercise price equal to the market price of the common stock on the date of grant. Ordinary options vest over periods ranging from six months to four years and expire ten years after the date of the grant. The company recognizes stock-based compensation expense ratably over the shorter of the requisite service period or vesting period. The fair value of stock-based compensation granted to retirement-eligible individuals is expensed at the time of grant.

During the first quarter of fiscal 2007, the company made a one-time grant of 100 stock options to each active, full-time employee of the company on January 8, 2007. This grant vests upon the earlier of five years or attainment of a closing stock price of $50.00 per share for five consecutive trading days, and expires ten years after the grant date.

A reconciliation of the number of options outstanding and exercisable (in thousands) as of October 28, 2007, and changes during the fiscal year then ended, is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
Outstanding at
October 29, 2006	8,823	$24.81
Granted	2,989	37.92
Exercised	(665)	17.03
Forfeited	(208)	37.24
Outstanding at October 28, 2007	10,939	$28.63	6.3 yrs	$92,491
Exercisable at October 28, 2007	6,268	$23.89	4.7 yrs	$80,909

The weighted-average grant date fair value of stock options granted and the total intrinsic value of options exercised (in thousands) during each of the past three fiscal years is as follows:

	Fiscal Year Ended
	October 28,	October 29,	October 30,
	2007	2006	2005
Weighted-average grant date fair value	$9.41	$9.26	$8.35
Intrinsic value of exercised options	$13,937	$15,470	$20,194

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model, using the following weighted-average assumptions:

	Fiscal Year Ended
	October 28,	October 29,	October 30,
	2007	2006	2005
Risk-free interest rate	4.6%	4.5%	4.1%
Dividend yield	1.6%	1.7%	1.7%
Stock price volatility	21.0%	21.0%	22.0%
Expected option life	7 years	8 years	8 years

As part of the valuation process, the company reassesses the appropriateness of the inputs used in the valuation models. The company establishes the risk-free interest rate using stripped U.S. Treasury yields as of the grant date, where the remaining term is approximately the expected life of the option. The dividend yield is set based on the dividend rate approved by the company’s Board of Directors and the stock price on the grant date. The expected volatility assumption is set based primarily on historical volatility. As a reasonableness test, implied volatility from exchange traded options is also examined to validate the volatility range obtained from the historical analysis. The expected life assumption is set based on an analysis of past exercise behavior by option holders. In performing the valuations for ordinary option grants, the company has not stratified option holders as exercise behavior has historically been consistent across all employee groups. For the valuation of the one-time options grant made during the first quarter of fiscal 2007, the company assumed early exercise behavior for a portion of the employee population.

The company’s nonvested shares vest after five years or upon retirement. A reconciliation of the nonvested shares (in thousands) as of October 28, 2007, and changes during the fiscal year then ended is as follows:

		Weighted-
		Average
		Grant Date
	Shares	Fair Value
Nonvested at October 29, 2006	99	$32.16
Granted	29	37.80
Vested	(74)	33.21
Nonvested at October 28, 2007	54	$33.77

The weighted-average grant date fair value of nonvested shares granted, the total fair value (in thousands) of nonvested shares granted, and the fair value (in thousands) of shares that have vested during each of the past three fiscal years is as follows:

	Fiscal Year Ended
	October 28,	October 29,	October 30,
	2007	2006	2005
Weighted-average grant date fair value	$37.80	$33.44	$31.50
Fair value of nonvested shares granted	$1,105	$2,656	$2,000
Fair value of shares vested	$2,461	$3,332	$30

Stock-based compensation expense, along with the related income tax benefit, for each of the past three fiscal years is presented in the table below. The expense for fiscal 2007 includes $2.9 million (before tax) related to the one-time grant of 100 stock options to all active, full-time employees during the first quarter.

	Fiscal Year Ended
	October 28,	October 29,	October 30,
(In Thousands)	2007	2006	2005
Stock-based compensation expense recognized	$15,327	$18,985	$10,661
Income tax benefit recognized	(5,830)	(7,130)	(4,092)
After-tax stock-based compensation expense	$9,497	$11,855	$6,569

At October 28, 2007, there was $17.9 million of total unrecognized compensation cost from stock-based compensation arrangements granted under the plans. This compensation is expected to be recognized over a weighted-average period of approximately 3.0 years. During fiscal years 2007, 2006, and 2005, cash received from stock option exercises was $6.2 million, $4.1 million, and $8.2 million, respectively. The total tax benefit to be realized for tax deductions from these option exercises was $5.3 million, $7.0 million, and $7.8 million, respectively. The amounts reported for tax deductions for options exercises include $4.8 million and $4.5 million in fiscal years 2007 and 2006, respectively, of excess tax benefits which are included in “Other” under financing activities on the consolidated statements of cash flows (with an offsetting amount in other operating activities).

Shares issued for option exercises and nonvested shares may be either authorized but unissued shares, or shares of treasury stock acquired in the open market or otherwise. The number of shares available for future grants (in thousands) was 8,034 at October 28, 2007, 10,771 at October 29, 2006, and 2,045 at October 30, 2005.

NOTE J

Derivatives and Hedging

The company uses hedging programs to manage price risk associated with commodity purchases and foreign currency transactions. These programs utilize futures contracts and swaps to manage the company’s exposure to price fluctuations in the commodities markets and fluctuations in foreign currencies. The company has determined its hedge programs to be highly effective in offsetting the changes in fair value or cash flows generated by the items hedged.

Cash Flow Hedge: The company from time to time utilizes corn and soybean meal futures to offset the price fluctuation in the company’s future direct grain purchases. The company has entered into various NYMEX-based swaps to hedge the purchase of natural gas at certain plant locations. The company also utilizes currency futures contracts to reduce its exposure to fluctuations in foreign currencies for certain foreign-denominated transactions. The financial instruments are designated and accounted for as cash flow hedges, and the company measures the effectiveness of the hedges on a regular basis. The company recorded a gain of $0.8 million, a charge of $0.2 million, and a gain of $0.1 million to earnings in fiscal years 2007, 2006, and 2005, respectively, related to ineffectiveness. Effective gains or losses related to these cash flow hedges are reported as other comprehensive loss and reclassified into earnings, through cost of products sold (commodity positions) or net sales (currency futures), in the period or periods in which the hedged transactions affect earnings. The company typically does not hedge its grain and currency exposure beyond 12 months and its natural gas exposure beyond 36 months.

As of October 28, 2007, the company has included in accumulated other comprehensive loss hedging gains of $2.3 million (net of tax) relating to its positions, compared to hedging losses of $1.5 million (net of tax) as of October 29, 2006. The company expects to recognize the majority of these gains over the next 12 months. Losses in the amount of $7.9 million, gains of $0.2 million, and losses of $0.5 million, before tax, were reclassified into earnings in fiscal years 2007, 2006, and 2005, respectively. There were no gains or losses reclassified into earnings as a result of the discontinuance of cash flow hedges.

Fair Value Hedge: The company utilizes futures to minimize the price risk assumed when forward priced contracts are offered to the company’s commodity suppliers. The intent of the program is to make the forward priced commodities cost nearly the same as cash market purchases at the date of delivery.

The futures contracts are designated and accounted for as fair value hedges, and the company measures the effectiveness of the hedges on a regular basis. The company recorded a gain of $2.2 million, a charge of $2.0 million, and an immaterial gain to earnings in fiscal years 2007, 2006, and 2005, respectively, related to ineffective positions. Changes in the fair value of the futures contracts, along with the gain or loss on the hedged purchase commitment, are marked-to-market through earnings and are recorded on the statement of financial position as a current asset and liability, respectively. Gains or losses related to these fair value hedges are recognized through cost of products sold in the period or periods in which the hedged transaction affects earnings.

As of October 28, 2007, the fair value of the company’s open futures contracts included on the statement of financial position was $4.1 million, compared to $(15.2) million as of October 29, 2006. Losses on closed futures contracts in the amount of $11.4 million and $0.5 million, and gains of $4.2 million, before tax, were recognized in earnings in fiscal years 2007, 2006, and 2005, respectively. There were no gains or losses recognized into earnings as a result of a hedged firm commitment no longer qualifying as a fair value hedge.

Other: As of October 29, 2006, the company held certain futures contracts positions as part of a merchandising program designed to enhance the margins of company-owned livestock. The company did not apply hedge accounting to these positions. During fiscal year 2007, the company recorded a charge of $0.5 million through cost of products sold to record these contracts at their fair value. The merchandising program was closed by the end of the second quarter of fiscal 2007.

NOTE K

Segment Operating Results

The company develops, processes, and distributes a wide array of food products in a variety of markets. Under the criteria set forth by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the company reports its results in the following five segments: Grocery Products, Refrigerated Foods, Jennie-O Turkey Store, Specialty Foods, and All Other.

The Grocery Products segment consists primarily of the processing, marketing, and sale of shelf-stable food products sold predominantly in the retail market.

The Refrigerated Foods segment includes the Hormel Refrigerated, Farmer John, and Dan’s Prize operating segments. This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork and beef products for retail, foodservice, and fresh product customers. Results for the Hormel Refrigerated operating segment include the Precept Foods business which offers a variety of case-ready beef and pork products to retail customers. Precept Foods, LLC, is a 51 percent owned joint venture between Hormel Foods Corporation and Cargill Meat Solutions Corporation, a wholly-owned subsidiary of Cargill, Incorporated. Prior to fiscal 2007, the Dan’s Prize operating segment was reported in the All Other segment. All prior year information has been reclassified to reflect this change.

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

The All Other segment includes the Hormel Foods International operating segment, which manufactures, markets, and sells company products internationally. This segment also includes various miscellaneous corporate sales. As noted above, this segment previously included Dan’s Prize, which became an operating segment of Refrigerated Foods beginning in fiscal 2007.

Intersegment sales are recorded at prices that approximate cost and are eliminated in the consolidated statements of operations. Equity in earnings of affiliates is included in segment profit; however, the company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate.  These items are included below as net interest and investment income and general corporate expense when reconciling to earnings before income taxes.

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

(In Thousands)	2007	2006	2005
Sales to Unaffiliated Customers
Grocery Products	$879,423	$846,494	$799,291
Refrigerated Foods	3,270,204	3,018,589	2,861,561
Jennie-O Turkey Store	1,162,152	1,105,456	1,088,324
Specialty Foods	692,468	624,586	518,673
All Other	188,785	150,356	146,148
Total	$6,193,032	$5,745,481	5,413,997
Intersegment Sales
Grocery Products	$0	$0	$0
Refrigerated Foods	2,801	1,885	2,236
Jennie-O Turkey Store	94,570	79,622	69,710
Specialty Foods	154	219	139
All Other	0	0	0
Total	97,525	81,726	72,085
Intersegment elimination	(97,525)	(81,726)	(72,085)
Total	$0	$0	$0
Net Sales
Grocery Products	$879,423	$846,494	$799,291
Refrigerated Foods	3,273,005	3,020,474	2,863,797
Jennie-O Turkey Store	1,256,722	1,185,078	1,158,034
Specialty Foods	692,622	624,805	518,812
All Other	188,785	150,356	146,148
Intersegment elimination	(97,525)	(81,726)	(72,085)
Total	$6,193,032	$5,745,481	$5,413,997
Segment Operating Profit
Grocery Products	$141,445	$137,580	$132,047
Refrigerated Foods	173,924	149,142	142,095
Jennie-O Turkey Store	106,890	128,734	136,071
Specialty Foods	61,448	48,579	27,310
All Other	23,085	17,292	10,120
Total segment operating profit	$506,792	$481,327	$447,643
Net interest and investment income	(14,083)	(20,166)	(19,213)
General corporate expense	(22,872)	(30,618)	(21,704)
Earnings before income taxes	$469,837	$430,543	$406,726

(In Thousands)	2007	2006	2005
Assets
Grocery Products	$414,377	$388,493	$261,314
Refrigerated Foods	1,100,394	964,154	911,197
Jennie-O Turkey Store	711,399	698,663	688,841
Specialty Foods	438,836	426,787	430,246
All Other	149,181	116,894	92,458
Corporate	579,463	465,315	462,504
Total	$3,393,650	$3,060,306	$2,846,560
Additions to Property, Plant and Equipment
Grocery Products	$18,890	$25,955	$9,657
Refrigerated Foods	56,288	63,481	58,650
Jennie-O Turkey Store	29,685	25,814	19,822
Specialty Foods	9,690	6,363	5,357
All Other	1,595	978	971
Corporate	9,647	18,925	12,637
Total	$125,795	$141,516	$107,094
Depreciation and Amortization
Grocery Products	$9,778	$9,198	$6,575
Refrigerated Foods	50,585	47,222	44,181
Jennie-O Turkey Store	34,242	33,855	33,862
Specialty Foods	14,948	15,353	15,121
All Other	2,021	1,508	1,777
Corporate	15,164	13,965	13,673
Total	$126,738	$121,101	$115,189

The company’s products primarily consist of meat and other food products. Perishable meat includes fresh meats, sausages, hams, wieners, and bacon (excluding JOTS products).

Shelf-stable includes canned products, tortillas, salsas, and other items that do not require refrigeration. The Poultry category is composed primarily of JOTS products. The Other category primarily consists of nutritional food products and supplements, sugar and sugar substitutes, dessert and drink mixes, and industrial gelatin products. The percentages of total revenues contributed by classes of similar products for the last three fiscal years are as follows:

	Fiscal Year Ended
	October 28,	October 29,	October 30,
	2007	2006	2005
Perishable meat	54.2%	53.8%	54.0%
Poultry	19.2	19.7	20.1
Shelf-stable	16.8	17.1	16.3
Other	9.8	9.4	9.6
	100.0%	100.0%	100.0%

Revenues from external customers are classified as domestic or foreign based on the final customer destination where title passes. No individual foreign country is material to the consolidated results. Additionally, the company’s long-lived assets located in foreign countries are not significant. Total revenues attributed to the U.S. and all foreign countries in total for the last three fiscal years are as follows:

	Fiscal Year Ended
	October 28,	October 29,	October 30,
(In thousands)	2007	2006	2005
United States	$5,939,359	$5,528,197	$5,189,206
Foreign	253,673	217,284	224,791
	$6,193,032	$5,745,481	$5,413,997

NOTE L

Quarterly Results of Operations (Unaudited)

The following tabulations reflect the unaudited quarterly results of operations for the years ended October 28, 2007, and October 29, 2006.

				Basic	Diluted
				Earnings	Earnings
(In Thousands, Except Per Share Data)	Net Sales	Gross Profit	Net Earnings	Per Share	Per Share
2007
First quarter	$1,504,083	$359,437	$75,325	$0.55	$0.54
Second quarter	1,504,597	345,886	68,001	0.49	0.49
Third quarter	1,520,005	323,381	57,374	0.42	0.41
Fourth quarter	1,664,347	385,823	101,192	0.74	0.73
2006
First quarter	$1,415,933	$352,995	$69,276	$0.50	$0.50
Second quarter	1,365,345	331,479	67,308	0.49	0.48
Third quarter	1,406,894	322,154	59,551	0.43	0.43
Fourth quarter	1,557,309	376,562	90,004	0.65	0.64

Independent Auditors

Ernst & Young LLP

220 South Sixth Street, Ste 1400

Minneapolis, MN 55402-4509

Stock Listing

Hormel Foods Corporation’s common stock is traded on the New York Stock Exchange under the symbol HRL. The CUSIP number is 440452100. There are approximately 10,700 record shareholders and over 20,600 shareholders whose shares are held in street name by brokerage firms and financial institutions.

The annual certification of the company’s compliance with corporate governance listing standards required by Section 303A.12(a) of the New York Stock Exchange (NYSE) Listed Company Manual was submitted to the NYSE on February 12, 2007. The company filed with the Securities and Exchange Commission (SEC), as Exhibits 31.1, 31.2, and 31.3 to its Form 10-K filed on January 12, 2007, the Sarbanes-Oxley Act Section 302 certification regarding the quality of the company’s public disclosure.

Common Stock Data

The high and low prices of the company’s common stock and the dividends per share declared for each fiscal quarter of 2007 and 2006, respectively, are shown below:

2007	High	Low	Dividend
First Quarter	39.09	34.83	.1500
Second Quarter	39.15	36.05	.1500
Third Quarter	39.88	35.00	.1500
Fourth Quarter	37.36	30.04	.1500

2006	High	Low	Dividend
First Quarter	35.43	31.46	.1400
Second Quarter	36.09	32.59	.1400
Third Quarter	38.34	33.15	.1400
Fourth Quarter	38.41	35.16	.1400

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

Since December 2004, the company has participated in the Direct Registration Profile Modification System (DRPMS). Transfers or issuances of shares are now issued in bookentry form, unless you specifically request a stock certificate. A statement will be delivered to you reflecting any transactions processed in your account.

The transfer agent makes shareholder account data available to shareholders of record via the Internet. This service allows shareholders to view various account details, such as certificate information, dividend payment history, and/or dividend reinvestment plan records, over a secure Internet connection with the required entry of a tax identification number and a PIN number. Information is available 24 hours per day, seven days a week. If you are interested, you may use the Web site www.shareowneronline.com and access “First Time Visitor Sign Up” to arrange for a PIN setup.

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

Reports and Publications

Copies of the company’s Form 10-K (annual report) and Form 10-Q (quarterly report) to the Securities and Exchange Commission (SEC), proxy statement, all news releases, and other corporate literature are available free upon request by calling (507) 437-5345 or by accessing the information on the Internet at www.hormelfoods.com. The company’s Annual Report to Shareholders is mailed approximately one month before the Annual Meeting.

Annual Meeting

The Annual Meeting of Shareholders will be held Tuesday, January 29, 2008, in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m.

Questions about Hormel Foods

Shareholder Inquiries

(507) 437-5944

Analyst/Investor Inquiries

(507) 437-5007

Media Inquiries

(507) 437-5345

Consumer Response

Inquiries regarding products of Hormel Foods Corporation should be addressed:

Consumer Response

Hormel Foods Corporation

1 Hormel Place

Austin, MN 55912-3680

or call 1-800-523-4635

Trademarks

References in italic within this report represent valuable trademarks owned or licensed by Hormel Foods, LLC or its subsidiaries.

Corporate Officers

Jeffrey M. Ettinger*	Thomas R. Day	Kurt F. Mueller
Chairman of the Board,	Senior Vice President	Vice President
President and Chief Executive Officer
	William F. Snyder	Larry J. Pfeil
Gary J. Ray*	Senior Vice President	Vice President
President, Protein Business Units
	D. Scott Aakre	Russell C. Potter
Ronald W. Fielding	Vice President	Vice President
Executive Vice President
	Deanna T. Brady	Douglas R. Reetz
Jody H. Feragen*	Vice President	Vice President
Senior Vice President
and Chief Financial Officer	Julie H. Craven	Bruce R. Schweitzer
	Vice President	Vice President
Steven G. Binder
Group Vice President	Bryan D. Farnsworth	James N. Sheehan
	Vice President	Vice President and Controller
Richard A. Bross
Group Vice President	Roland G. Gentzler	James M. Splinter
President, Hormel Foods International	Vice President and Treasurer	Vice President

Robert A. Tegt	Dennis B. Goettsch	Joe C. Swedberg
Group Vice President	Vice President	Vice President

Michael D. Tolbert	Daniel A. Hartzog	Brian D. Johnson
Group Vice President	Vice President	Corporate Secretary
President, Jennie-O Turkey Store, Inc.
	David P. Juhlke	Kevin C. Jones
Larry L. Vorpahl	Vice President	Assistant Secretary
Group Vice President
Donald H. Kremin
James W. Cavanaugh	Vice President
Senior Vice President
and General Counsel	Phillip L. Minerich, Ph.D.
Vice President

*Director