Form 10-K, Exhibit 13
period 2008-10-26
HORMEL FOODS CORP /DE/
filed 2008-12-23
CIK 48465

Exhibit 13.1

SELECTED PAGES OF 2008 ANNUAL STOCKHOLDERS’ REPORT

Selected Financial Data

(In Thousands,
Except Per Share Amounts)	2008	2007	2006	2005	2004

Operations
Net Sales	$6,754,903	$6,193,032	$5,745,481	$5,413,997	$4,779,875
Net Earnings	285,500	301,892	286,139	254,603	233,550
% of net sales	4.23%	4.87%	4.98%	4.70%	4.89%
EBIT(1)	513,661	483,920	450,709	425,939	380,377
% of net sales	7.60%	7.81%	7.84%	7.87%	7.96%
EBITDA(2)	639,850	610,658	571,810	541,128	475,122
% of net sales	9.47%	9.86%	9.95%	9.99%	9.94%
Return on Invested Capital(3)	13.04%	13.49%	13.91%	13.60%	13.43%

Financial Position
Total Assets	$3,616,471	$3,393,650	$3,060,306	$2,846,560	$2,562,793
Long-term Debt Less Current Maturities	350,000	350,005	350,054	350,430	361,510
Shareholders’ Investment	2,007,572	1,884,783	1,802,912	1,598,730	1,422,258

Selected Cash Flow Data
Depreciation and Amortization	126,189	126,738	121,101	115,189	94,745
Capital Expenditures	125,890	125,795	141,516	107,094	80,363
Acquisitions of Businesses	27,225	125,101	78,925	366,496	21,452
Share Repurchase	69,551	86,794	36,978	22,977	37,525
Dividends Paid	95,531	81,092	75,840	69,371	61,343

Common Stock
Basic Shares	135,360	137,216	137,845	138,040	138,596
Diluted Shares	137,128	139,151	139,561	139,577	140,179
Earnings per Share – Basic	2.11	2.20	2.08	1.84	1.69
Earnings per Share – Diluted	2.08	2.17	2.05	1.82	1.67
Dividends per Share	0.74	0.60	0.56	0.52	0.45
Shareholders’ Investment Per Share	14.92	13.89	13.10	11.60	10.32

(1)   Net earnings before income taxes plus interest expense, less interest and investment income.

(2)   Net earnings before income taxes plus interest expense, depreciation and amortization, less interest and investment income.

(3)   After-tax EBIT divided by total debt plus total shareholders’ investment.

*$100 invested on 10/24/03 in stock or index – including reinvestment of dividends.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Fiscal 2008: Hormel Foods started strong in fiscal 2008, achieving targeted top-line and bottom-line growth in the first half of the year. During the last half of the year, the combination of record high input costs coupled with the volatile and uncertain macro economic conditions resulted in a year-over-year decrease in net income. All of our segments achieved sales increases in excess of our 5 percent goal, and four of the five segments achieved increased segment profit for the year. The largest detraction from our earnings was the investment losses generated by the rabbi trust that largely occurred in the last month of our fiscal year, and that reflected the decline in the overall financial markets.

The Grocery Products segment achieved strong growth due to the increased demand for our value-oriented products. Strong fresh pork margins contributed to the increased profits of the Refrigerated Foods segment, while cost inflation could not be fully offset in the Meat Products and Foodservice business units. The Specialty Foods segment finished an outstanding year as all three operating segments contributed to the increase in profits. Hormel Foods International also had another strong year due to increased exports of fresh pork and the SPAM family of products.

Fiscal 2008 was a challenging year for the Jennie-O Turkey Store segment, as they felt the brunt of the significant increases in grain and fuel costs. Additionally, an industry-wide oversupply of commodity breast meat and lower demand resulted in a stagnant market. The retail segment of Jennie-O Turkey Store, however, continues to shine with strong top-line growth during the year.

Fiscal 2009 Outlook: We expect fiscal 2009 will present both challenges and opportunities for our company. The primary risks to our 2009 results are the oversupply of turkey breast meat and higher commodity costs at Jennie-O Turkey Store, the prospect of increasing hog prices as supply is expected to gradually decline, and the uncertain economic environment affecting consumer demand. We expect these challenges will have the largest impact on our results in the first half of fiscal 2009.

We believe that our balanced model and the continued success of our value-added products will provide us with opportunities to grow sales and earnings. Our varied portfolio of products meets the needs of the ever-changing consumer by providing value, convenience, and great taste. We will continue to invest in advertising to support our product offerings. Our investment in production expansion for our shelf-stable items will also continue, and has been adjusted to meet the needs of our canned items as well as our Hormel Compleats microwave meals.

We believe the flexibility of our strong balance sheet affords us the opportunity to weather uncertain economic challenges from a position of strength and we remain confident in our ability to access capital to meet our strategic growth needs. We will continue to be conservative in managing our capital as we prioritize our cash flow uses to grow our business and return cash to our shareholders.

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

Inventory Valuation: The company values its pork inventories at the lower of cost or USDA market prices (primal values). When the carcasses are disassembled and transferred from primal processing to various manufacturing departments, the primal values, as adjusted by the company for product specifications and further processing, become the basis for calculating inventory values. Turkey raw materials are represented by the deboned meat quantities. The company values these raw materials using a concept referred to as the “meat cost pool.” The meat cost pool is determined by combining the cost to grow turkeys with processing costs, less any net sales revenue from by-products created from the processing and not used in producing company products. The company has developed a series of ratios using historical data and current market conditions (which themselves involve estimates and judgment determinations by the company) to allocate the meat cost pool to each meat component. Substantially all inventoriable expenses, meat, packaging, and supplies are valued by the average cost method.

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

The goodwill impairment test is a two-step process performed at the reporting unit level. The company’s reporting units represent operating segments (aggregations of business units that have similar economic characteristics and share the same production facilities, raw materials, and labor force). First, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of each reporting unit is determined on the basis of estimated discounted cash flow. If the carrying value exceeds the fair value of the reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. Annual impairment testing for indefinite-lived intangible assets compares the fair value and carrying value of the intangible. The fair value of indefinite-lived intangible assets is primarily determined on the basis of estimated discounted value, using the relief from royalty method. If the carrying value exceeds fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded for the difference. Intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of long-lived assets.

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

Accrued Promotional Expenses: Accrued promotional expenses are unpaid liabilities for customer promotional programs in process or completed as of the end of the fiscal year. Promotional contractual accruals are based on agreements with customers for defined performance. The liability relating to these agreements is based on a review of the outstanding contracts on which performance has taken place but for which the promotional payments relating to such contracts remain unpaid as of the end of the fiscal year. The level of customer performance is a significant estimate used to determine these liabilities.

Employee Benefit Plans: The company incurs expenses relating to employee benefits, such as noncontributory defined benefit pension plans and post-retirement health care benefits. In accounting for these employment costs, management must make a variety of assumptions and estimates including mortality rates, discount rates, overall company compensation increases, expected return on plan assets, and health care cost trend rates. The company considers historical data as well as current facts and circumstances when determining these estimates. The company uses third-party specialists to assist management in the determination of these estimates and the calculation of certain employee benefit expenses.

Income Taxes: The company accounts for income taxes in accordance with Statement of Financial Accounting Standard (SFAS) No. 109, “Accounting for Income Taxes.” Beginning in fiscal 2008, the company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of SFAS No. 109 (FIN 48). The company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

The company computes its provision for income taxes based on the statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it operates. Significant judgment is required in evaluating the company’s tax positions and determining its annual tax provision. While the company considers all of its tax positions fully supportable, the company is occasionally challenged by various tax authorities regarding the amount of taxes due. Prior to adoption of FIN 48, the company established reserves that reflected the probable outcome of known tax exposures. To the extent the company was to favorably resolve matters for which reserves had been established, or was required to pay amounts in excess of its reserves, the company’s effective tax rate was impacted in the year of resolution. Following the adoption of FIN 48, the company recognizes a tax position in its financial statements when it is more likely than not that the position will be sustained upon examination, based on the technical merits of the position. That position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A change in judgment related to the expected ultimate resolution of uncertain tax positions will be recognized in earnings in the quarter of such change.

Results of Operations

Overview

The company is a processor of branded and unbranded food products for retail, foodservice, and fresh product customers. The company operates in the following five segments:

Segment	Business Conducted
Grocery Products	This segment consists primarily of the processing, marketing, and sale of shelf- stable food products sold predominantly in the retail market.

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

Specialty Foods

This segment includes the Diamond Crystal Brands (DCB), Century Foods International (CFI), and Hormel Specialty Products (HSP) operating segments. This segment consists of the packaging and sale of various sugar and sugar substitute products, salt and pepper products, liquid portion products, dessert mixes, ready-to-drink products, gelatin products, and private label canned meats to retail and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products.

All Other

This segment includes the Hormel Foods International (HFI) operating segment, which manufactures, markets, and sells company products internationally. This segment also includes various miscellaneous corporate sales.

Fiscal Years 2008 and 2007:

Consolidated Results

Net Earnings: Net earnings for the fourth quarter of fiscal 2008 were $67.8 million, a decrease of 33.0 percent compared to earnings of $101.2 million for the same quarter last year. Diluted earnings per share were $.50 compared to $.73 for the same quarter last year. Net earnings for the year decreased 5.4 percent to $285.5 million from $301.9 million in fiscal 2007. Diluted earnings per share for fiscal 2008 decreased to $2.08 from $2.17 in the prior year.

Losses on investments held in the company’s rabbi trust for supplemental executive retirement plans and deferred income plans in 2008 were a key factor in the net earnings decline. The company incurred losses of $20.4 million and $29.0 million for the 2008 fourth quarter and fiscal year, respectively, compared to gains of $4.6 million and $6.9 million for the comparable periods of fiscal 2007. Fiscal 2007 earnings for the fourth quarter and year also included a $4.8 million pretax gain from the sale of a company airplane, and a $2.0 million pretax gain related to the dissolution of the company’s Patak’s Foods USA (Patak’s) joint venture.

Sales: Net sales for the fourth quarter increased to $1.86 billion from $1.66 billion in 2007, an increase of 11.8 percent. Net sales for the twelve months of fiscal 2008 increased 9.1 percent to $6.75 billion compared to $6.19 billion last year. Tonnage for the fourth quarter increased 3.4 percent to 1.21 billion lbs. compared to the prior year at 1.17 billion lbs. Tonnage for the year increased 5.0 percent to 4.68 billion lbs. from 4.46 billion lbs. in the prior year. Tonnage growth in fiscal 2008 was driven by a combination of value-added sales growth and additional commodity meat sales. Net sales growth outpacing tonnage increases primarily reflects the impact of pricing advances taken throughout fiscal 2008 in response to significantly higher input costs compared to the prior year.

Fourth quarter net sales and tonnage comparisons were positively impacted by the third quarter 2008 acquisition of Boca Grande Foods, Inc. (Boca Grande) and the fourth quarter 2007 acquisition of Burke Corporation (Burke). Full-year comparisons also benefited from the first quarter 2007 acquisition of Provena Foods Inc. (Provena). On a combined basis, these acquisitions contributed an incremental $23.2 million of net sales and 15.1 million lbs. of tonnage to the fourth quarter results, and $129.5 million of net sales and 88.2 million lbs. of tonnage to the total fiscal 2008 results. Excluding the impact of these acquisitions, net sales and tonnage increased 10.5 percent and 2.1 percent, respectively, compared to the fourth quarter of fiscal 2007, and increased 7.0 percent and 3.0 percent, respectively, compared to total fiscal 2007.

Gross Profit: Gross profit was $397.4 million and $1,521.7 million for the quarter and year, respectively, compared to $385.8 million and $1,414.5 million last year. As a percentage of net sales, gross profit decreased to 21.3 percent for the fourth quarter compared to 23.2 percent in 2007, and decreased to 22.5 percent for the year compared to 22.8 percent in 2007. Although value-added sales growth remained strong during fiscal 2008, several factors negatively impacted margin results compared to fiscal 2007. Higher grain input costs drove substantial margin declines throughout fiscal 2008, most notably in the Jennie-O Turkey Store segment which reported higher feed related costs for the year of approximately $167.0 million, which were not fully recovered through pricing advances or the company’s hedging programs. In the second half of fiscal 2008, an oversupply of turkey breast meat in the market also kept commodity prices low and further reduced margins. In Refrigerated Foods, lower hog markets resulted in higher margins in the first half of the year. However, a rapid increase in input costs in the latter half of the year pressured margins in the company’s value-added business units, as pricing could not be advanced quickly enough to recover the increased expenses.

Looking forward, the company anticipates that hog prices entering the first quarter of fiscal 2009 will remain above first quarter 2008. The supply of hogs is also expected to decrease approximately three percent during fiscal 2009, which is expected to drive prices up as the year progresses. For Jennie-O Turkey Store, the breast meat oversupply in the market remains a concern. Some industry reduction has been noted in hatch and poult placements, but will not likely impact the meat supply until spring. While grain and energy costs have also moderated in recent months, it is uncertain if these lower prices will be maintained. Even at current levels, any benefit from the declines will not be realized until existing higher cost inventories are utilized.

Selling and Delivery: Selling and delivery expenses for the fourth quarter and year were $211.9 million and $834.3 million, respectively, compared to $192.6 million and $771.6 million last year. The increase is primarily due to higher shipping and handling costs of $13.3 million and $48.1 million for the 2008 fourth quarter and fiscal year, respectively, compared to fiscal 2007, primarily due to higher fuel costs. Advertising expenses also increased for both the fourth quarter and fiscal year. As a percentage of net sales, selling and delivery expenses decreased to 11.4 percent for the fourth quarter compared to 11.6 percent in 2007, and decreased to 12.4 percent for the year compared to 12.5 percent in 2007. The percentage declines reflect the impact of pricing initiatives taken throughout fiscal 2008. As a percentage of net sales, the company expects selling and delivery expenses to approximate 12.2 percent in fiscal 2009. Some relief in fuel-related costs is anticipated but is expected to be offset by increased marketing investments in the upcoming year, as the company plans to continue media campaigns supporting key brands.

Administrative and General: Administrative and general expenses were $42.2 million and $178.0 million for the quarter and year, respectively, compared to $38.9 million and $162.5 million last year. As a percentage of net sales, administrative and general expenses for the fourth quarter and year remained comparable to fiscal 2007 at 2.3 percent and 2.6 percent, respectively. The increased expense for both the fourth quarter and fiscal year includes the impact of a $4.8 million gain on the sale of a company airplane in the fourth quarter of fiscal 2007. Comparisons for the twelve months reflect lower gains on natural gas hedges and higher travel expenses in fiscal 2008. In addition, the increase for the full year includes the impact of a change in allocation methodology for one of the company’s operating segments. Certain expenses were reclassified from selling and delivery or cost of products sold into administrative and general expense, making the classification more consistent across the company. The company expects administrative and general expenses, as a percentage of net sales, to approximate 2.8 percent in fiscal 2009 due to higher medical and employment related expenses.

Research and development expenses were $5.7 million and $22.7 million for the fourth quarter and year, respectively, compared to $6.0 million and $21.5 million in 2007. Research and development expenses are expected to increase during fiscal 2009, as the company continues to pursue innovation opportunities and expansions of value-added product lines.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $0.8 million and $4.2 million for the quarter and year, respectively, compared to $1.4 million and $3.5 million last year. Declines for the quarter were experienced by the majority of the company’s joint venture operations. For the fiscal year, improved performance was most notable for the company’s 49 percent owned joint venture, Carapelli USA, LLC, and the company’s 49 percent owned joint venture, San Miguel Purefoods (Vietnam) Co. Ltd. Minority interests in the company’s consolidated investments are also reflected in these figures, representing decreased earnings of $1.2 million for fiscal year 2008 compared to the prior year. The company expects equity in earnings of affiliates to increase slightly in fiscal 2009.

In conformity with U.S. generally accepted accounting principles, the company accounts for its majority-owned operations under the consolidation method. Investments in which the company owns a minority interest are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the statement of financial position as investments in and receivables from affiliates. The composition of this line item at October 26, 2008, was as follows:

(In Thousands)
Country	Investments/Receivables
United States	$11,190
Philippines	55,753
Vietnam	22,026
Mexico	4,648
Total	$93,617

Income Taxes: The company’s effective tax rate for the fourth quarter and year was 41.9 percent and 37.6 percent, respectively, in fiscal 2008 compared to 34.9 percent and 35.7 percent, respectively, for the quarter and year in fiscal 2007. The higher rate for both the fourth quarter and fiscal year is primarily due to the significant losses incurred on the company’s rabbi trust, which are not tax deductible. These increases were partially offset by a statutory increase in the federal manufacturing activities deduction, which has risen from 3.0 percent of qualified manufacturing expenses in fiscal 2007 to 6.0 percent of such expenses in fiscal 2008. The company expects the effective tax rate in fiscal 2009 to approximate 36.0 to 37.0 percent.

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

	Fourth Quarter Ended			Year Ended
(In Thousands)	October 26, 2008	October 28, 2007	% Change	October 26, 2008	October 28, 2007	% Change
Net Sales
Grocery Products	$263,383	$247,432	6.4	$947,184	$879,423	7.7
Refrigerated Foods	941,413	850,608	10.7	3,521,672	3,270,204	7.7
Jennie-O Turkey Store	374,132	336,906	11.0	1,268,002	1,162,152	9.1
Specialty Foods	214,337	178,626	20.0	777,659	692,468	12.3
All Other	68,247	50,775	34.4	240,386	188,785	27.3
Total	$1,861,512	$1,664,347	11.8	$6,754,903	$6,193,032	9.1
Segment Operating Profit
Grocery Products	$40,939	$42,399	(3.4)	$148,768	$141,445	5.2
Refrigerated Foods	57,199	51,031	12.1	211,961	173,924	21.9
Jennie-O Turkey Store	23,716	42,129	(43.7)	78,306	106,890	(26.7)
Specialty Foods	19,423	13,050	48.8	70,124	61,448	14.1
All Other	6,348	6,892	(7.9)	27,001	23,085	17.0
Total segment operating profit	147,625	155,501	(5.1)	536,160	506,792	5.8
Net interest and investment income	(27,387)	(172)	(15,822.7)	(56,125)	(14,083)	(298.5)
General corporate (expense) income	(3,517)	179	(2,064.8)	(22,499)	(22,872)	1.6
Earnings before income taxes	$116,721	$155,508	(24.9)	$457,536	$469,837	(2.6)

Grocery Products: Grocery Products net sales increased 6.4 percent for the quarter and 7.7 percent for the year compared to fiscal 2007. Tonnage decreased 1.2 percent for the quarter and increased 3.4 percent for the year compared to prior year results.

Top-line growth for fiscal 2008 was due to volume gains on core product lines. Notable growth was reported on the SPAM family of products and Hormel chili. Dinty Moore stew also showed improved results, following the introduction of the new Big Bowl microwave products in the second half of the year. Net sales for both the fourth quarter and year also benefited from pricing advances taken on several product lines throughout fiscal 2008. The tonnage decline for the fourth quarter resulted primarily from softening sales of Hormel Compleats microwave meals, driven by higher pricing and a shift in consumer buying preferences due to current economic conditions.

Segment profit for Grocery Products decreased 3.4 percent for the quarter and increased 5.2 percent for the year compared to fiscal 2007. Favorable input costs and strong volumes in the first half of the year resulted in the overall gain for the fiscal year. However, the profit decline for the fourth quarter reflected cost pressures in the second half of the year, primarily related to higher beef and pork trim costs. An overall shift in product mix to lower margin products also impacted results for both the fourth quarter and fiscal year. Increased input costs are expected to continue into fiscal 2009.

Construction of the new production facility in Dubuque, Iowa, is underway. Due to increased demand for Grocery Products canned items, a portion of this plant will now be used to provide additional capacity for those products, in addition to the planned production of microwave trays.

Refrigerated Foods: Net sales by the Refrigerated Foods segment were up 10.7 percent for the quarter and 7.7 percent for the twelve months compared to fiscal 2007. Tonnage increased 1.2 percent for the quarter and 4.4 percent for the fiscal year as compared to 2007. Net sales and tonnage comparisons were positively impacted by the fourth quarter 2007 acquisition of Burke, and year to date comparisons also benefited from the first quarter 2007 acquisition of Provena. These acquisitions contributed an incremental $15.9 million of net sales and 6.9 million lbs. of tonnage to the fourth quarter results, and $119.7 million of net sales and 76.8 million lbs. of tonnage to the twelve month results. Excluding the impact of these acquisitions, net sales increased 8.8 percent while tonnage remained flat compared to the prior year fourth quarter, and net sales and tonnage increased 4.0 percent and 1.2 percent, respectively, compared to total fiscal 2007.

Segment profit for Refrigerated Foods increased 12.1 percent in the fourth quarter and 21.9 percent for the twelve months, compared to fiscal 2007. Following a rapid increase in raw material costs in the third and early fourth quarter, declining hog prices and increasing cutout values strengthened pork margins during the latter half of the quarter. Overall, markets were favorable for the full year, as hog costs remained flat compared to fiscal 2007 while cutout values increased 1.7 percent from the prior year. The company’s hog processing for the fourth quarter increased 3.1 percent to 2.45 million hogs from 2.37 million hogs for the comparable period last year. For the fiscal year, hog processing increased 1.8 percent to 9.55 million hogs from 9.38 million hogs in fiscal 2007. The company expects the hog supply to decrease approximately three percent during fiscal 2009 due to the impact of recent sow liquidations, partially offset by increased productivity.

The value-added business units in Refrigerated Foods experienced mixed results during fiscal 2008. Strong first half profit results were driven by lower pork input costs and strong sales growth. In the second half, however, the Meat Products unit struggled with rapidly rising input costs and was unable to advance pricing quickly enough to recover the additional expense. Overall demand remained strong, particularly on Hormel Natural Choice deli meats, Hormel refrigerated entrées, and Hormel Always Tender flavored meats. The Foodservice unit also faced a difficult economic environment in the latter half of fiscal 2008, as an industry-wide decline in away-from-home dining negatively impacted both top and bottom-line results. This unit continues to pursue opportunities in other channels and ended the year with strong fourth quarter sales in several categories, including BBQ/café h, pork sausage, turkey, and roast beef.

Farmer John reported improved results for both the 2008 fourth quarter and fiscal year compared to 2007, driven primarily by an improved sales mix and strong demand for their domestic and export fresh pork business. These gains were able to offset a portion of the substantial losses incurred at the company’s hog production facilities due to lower hog markets in the first half of the year and higher feed costs throughout fiscal 2008. Retail margins were also negatively impacted by higher raw materials costs in the second half of 2008, and price increases have been implemented to recover a portion of these margin losses entering fiscal 2009.

Dan’s Prize, Inc., the company’s wholly owned processor and seller of beef products, also faced a challenging year. Overall demand for beef was weaker in fiscal 2008 due to large supplies of competitive proteins. Tighter raw material supplies also caused input costs to exceed the prior year, which were not fully recovered through pricing advances. Supply has become less volatile recently, and new business has been secured which should benefit results beginning in fiscal 2009.

The Refrigerated Foods segment will face difficult comparisons entering the first quarter of fiscal 2009 due to extremely favorable results early in fiscal 2008. In the near term, we expect the hog markets to trend higher, but lower primal prices should provide some benefit to the segment’s value-added businesses. However, current economic conditions and the resulting slowdown in restaurant dining will continue to challenge the company’s Foodservice business unit entering the new year.

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the quarter and year increased 11.0 percent and 9.1 percent, respectively, compared to fiscal 2007. Tonnage increased 4.2 percent for the fourth quarter and 5.7 percent for the twelve months, compared to prior year results. Commodity meat sales were significantly higher during fiscal 2008, resulting from heavier bird weights and improved livabilities compared to fiscal 2007. Value-added net sales growth continued despite tonnage declines, reflecting the impact of pricing initiatives throughout fiscal 2008.

Segment profit for JOTS decreased 43.7 percent for the fourth quarter and 26.7 percent for the year compared to fiscal 2007. Higher grain costs were a key driver of the decreased results throughout fiscal year 2008. Feed related costs for the year increased approximately $167.0 million compared to fiscal 2007, which could not be fully recovered through price increases or the company’s hedging programs. Live production costs were also significantly impacted by higher fuel-related expenses during fiscal 2008. In the latter half of the year, an excess supply of commodity breast meat in the industry also kept pricing low, which had an additional negative impact on profit results for this segment.

Despite the unfavorable market conditions, JOTS remains focused on growing their value-added businesses. In the Retail unit, demand for the Jennie-O Turkey Store Oven Ready line, Jennie-O Turkey Store tray pack products, and Jennie-O Turkey Store turkey burgers remained strong. Gains were also noted during the fourth quarter for Jennie-O Turkey Store rotisserie turkey breast in the Deli unit.

The company expects this segment to continue to be challenged throughout at least the first half of fiscal 2009. The industry remains in an oversupply situation for commodity breast meat, and pricing remains low. The company and the industry have reduced poult placements, which should positively impact the meat supply later in the spring. Although grain prices have declined recently, any resulting benefit is not likely to be realized until existing inventories of higher priced birds work their way through the system during the next couple of quarters, and may be partially offset by the impact of the company’s hedging programs.

Specialty Foods: The Specialty Foods segment had excellent results in fiscal 2008, as net sales increased 20.0 percent for the fourth quarter and 12.3 percent for the twelve months compared to fiscal 2007. Tonnage increased 9.6 percent for the quarter and 5.0 percent for the twelve months compared to last year. Net sales and tonnage comparisons were positively impacted by the third quarter 2008 acquisition of Boca Grande. This acquisition contributed an incremental $7.3 million of net sales and 8.2 million lbs. of tonnage to the fourth quarter results, and $9.8 million of net sales and 11.4 million lbs. of tonnage to the twelve month results.

Specialty Foods segment profit increased 48.8 percent for the fourth quarter and 14.1 percent for the year compared to fiscal 2007. All three operating segments in Specialty Foods contributed to the profit improvement for both the fourth quarter and fiscal year. CFI reported notable increases due to strong sales of blended ingredients, nutritional powders, and ready-to-drink products. HSP gains reflected increased sales in contract manufacturing and savory ingredients. DCB benefited from higher nutritional sales volume, recent pricing advances, and the Boca Grande acquisition. Although higher input costs are anticipated entering fiscal 2009, this segment expects to continue its strong momentum.

All Other: All Other net sales increased 34.4 percent for the fourth quarter and 27.3 percent for the year compared to fiscal 2007. Strong HFI export sales of the SPAM family of products and fresh pork were key drivers of the results for both the fourth quarter and fiscal year.

All Other segment profit decreased 7.9 percent and increased 17.0 percent for the quarter and year, respectively, compared to last year. Following three strong quarters, high raw material and freight costs and the strengthening of the dollar against key currencies caused profit declines for this segment in the fourth quarter. Pricing advances were able to offset only a portion of these costs increases. Some relief in raw material costs was experienced toward the latter part of the fourth quarter, which should provide some margin benefit going into the first quarter of fiscal 2009. However, the continued strong dollar versus currencies of our key markets could negatively impact results in the upcoming year.

HFI’s China operations reported profit declines for both the fourth quarter and year, compared to fiscal 2007. Record high raw material costs and decreased exports were the primary drivers of the decrease.

Unallocated Income and Expenses: The company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment income for the fourth quarter and year was a net expense of $27.4 million and $56.1 million, respectively, compared to a net expense of $0.2 million and $14.1 million for the comparable periods of fiscal 2007. Losses on investments held in the company’s rabbi trust for supplemental executive retirement plans and deferred income plans was the key driver of the increased net expense, with investment results down $25.0 million and $35.9 million for the fourth quarter and fiscal year, respectively, compared to 2007. A $2.0 million gain on the dissolution of the company’s Patak’s joint venture was also recorded in the fourth quarter of fiscal 2007. Interest expense of $28.0 million for fiscal 2008 was comparable to fiscal 2007. The company ended the year with $100.0 million outstanding on its short-term line of credit, related to working capital needs. The only other material debt balance at the end of fiscal 2008 relates to the company’s $350.0 million senior notes which mature in 2011. The company expects interest expense to approximate $29.0 million for fiscal 2009.

General corporate (expense) income for the fourth quarter and year was $(3.5) million and $(22.5) million, respectively, compared to $0.2 million and $(22.9) million for the prior year quarter and twelve months. The increased expense for the quarter was primarily due to a $4.8 million gain on the sale of a company airplane in the fourth quarter of fiscal 2007. Excluding this gain, expenses declined in the fourth quarter of fiscal 2008 primarily due to lower inventory valuation adjustments. The decreased expense for the fiscal year also reflects lower benefit-related expenses and lower stock option expense associated with the one-time grant of 100 stock options to all active, full-time employees in fiscal 2007.

Fiscal Years 2007 and 2006:

Consolidated Results

Net Earnings: Net earnings for the fourth quarter of fiscal 2007 were $101.2 million, an increase of 12.4 percent compared to earnings of $90.0 million for the same period in fiscal 2006. Diluted earnings per share were $.73 compared to $.64 for the same period in 2006. Net earnings for the year increased 5.5 percent to $301.9 million from $286.1 million in fiscal 2006. Diluted earnings per share for the same period increased to $2.17 from $2.05 in 2006.

Fiscal 2007 pretax earnings for the fourth quarter and year included a $4.8 million gain from the sale of a company airplane, and a $2.0 million gain related to the dissolution of the company’s Patak’s joint venture.

Sales: Net sales for the fourth quarter increased to $1.66 billion from $1.56 billion in 2006, an increase of 6.9 percent. Net sales for the twelve months of fiscal 2007 increased 7.8 percent to $6.19 billion compared to $5.75 billion in 2006. Tonnage for the fourth quarter was relatively flat compared to 2006 at 1.17 billion lbs. Tonnage for the year increased 2.8 percent to 4.46 billion lbs. from 4.34 billion lbs. in 2006.

Fourth quarter net sales and tonnage comparisons were positively impacted by the 2007 acquisitions of Saag’s, Provena, and Burke. Full-year comparisons were also impacted by the second quarter 2006 acquisition of Valley Fresh. On a combined basis, these acquisitions contributed an incremental $40.4 million of net sales and 24.8 million lbs. of tonnage to the fourth quarter results, and $99.9 million of net sales and 58.7 million lbs. of tonnage to the total fiscal 2007 results. Excluding the impact of these acquisitions, net sales and tonnage increased 4.3 percent and decreased 1.8 percent, respectively, compared to the fourth quarter of fiscal 2006, and increased 6.1 percent and 1.5 percent, respectively, compared to total fiscal 2006.

Gross Profit: Gross profit was $385.8 million and $1,414.5 million for the quarter and year, respectively, compared to $376.6 million and $1,383.2 million in 2006. As a percentage of net sales, gross profit decreased to 23.2 percent for the fourth quarter compared to 24.2 percent in 2006, and decreased to 22.8 percent for the year compared to 24.1 percent in 2006. Higher grain input costs drove margin declines throughout fiscal 2007, most notably in the Jennie-O Turkey Store segment which reported higher feed related costs for the year of $84.8 million, excluding the impact of the company’s hedging programs. However, significant progress was made in the fourth quarter in offsetting these costs through pricing initiatives, product mix improvements, and operational efficiencies. Lower hog markets and continued growth in value-added product lines across all segments also benefited results. Fiscal year 2006 margins also reflected a $6.2 million gain on litigation recognized in the third quarter.

Selling and Delivery: Selling and delivery expenses for the fourth quarter and year were $192.6 million and $771.6 million, respectively, compared to $187.3 million and $754.1 million in 2006. As a percentage of net sales, selling and delivery expenses decreased to 11.6 percent for the fourth quarter compared to 12.0 percent in 2006, and decreased to 12.5 percent for the year compared to 13.1 percent in 2006. The company experienced higher shipping and handling costs throughout fiscal 2007, increasing $2.2 million for the twelve months compared to fiscal 2006. Higher warehouse and brokerage expenses compared to the prior year more than offset reductions in freight costs that resulted from cost saving measures implemented in fiscal 2007. Lower marketing expenses contributed to the percentage decrease for the quarter and fiscal year, reflecting the deferral of certain promotional programs near the end of 2007. Approximately $3.9 million was also reflected in selling and delivery expense for fiscal 2006 related to settlements on non-qualified plans resulting from executive retirements.

Administrative and General: Administrative and general expenses were $38.9 million and $162.5 million for the quarter and year, respectively, compared to $44.8 million and $182.9 million in 2006. As a percentage of net sales, administrative and general expenses for the fourth quarter and year were 2.3 percent and 2.6 percent, respectively, compared to 2.9 percent and 3.2 percent, respectively, for the quarter and year in fiscal 2006. The decrease in the fourth quarter of fiscal 2007 was primarily due to a $4.8 million gain on the sale of a company airplane. Comparisons for the twelve months reflect several items recorded in 2006. In the first quarter of fiscal 2006, the company recognized $9.2 million of stock option expense recorded under SFAS 123(R), primarily due to executive retirements and expensing of new option grants to retirement-eligible individuals. Approximately $5.8 million was also recognized during fiscal 2006 for expenses related to settlements on non-qualified plans resulting from executive retirements. Offsetting these expenses was a $2.3 million gain on the sale of another company airplane in the third quarter of fiscal 2006. In comparison, the company recorded stock option expense of approximately $2.0 million in the first quarter of fiscal 2007 related to new option grants to retirement-eligible individuals, and $0.4 million and $2.9 million for the fourth quarter and twelve months, respectively, related to the one-time grant of 100 stock options to all active, full-time employees.

Research and development expenses were $6.0 million and $21.5 million for the 2007 fourth quarter and year, respectively, compared to $4.7 million and $18.6 million in 2006.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $1.4 million and $3.5 million for the quarter and year, respectively, compared to $0.8 million and $4.6 million in 2006. Improved performance for both the fourth quarter and twelve months was reported by the company’s 50 percent owned joint venture, Herdez Corporation, and by the company’s 40 percent owned Philippine joint venture, Purefoods-Hormel Company. Minority interests in the company’s consolidated investments are also reflected in these figures, representing decreased earnings of $0.9 million and $2.4 million for the fourth quarter and fiscal year, respectively, compared to 2006.

In the first quarter of fiscal 2007, the company invested $20.5 million in a joint venture with San Miguel Corporation for the purchase of a hog production business in Vietnam.

In conformity with U.S. generally accepted accounting principles, the company accounts for its majority-owned operations under the consolidation method. Investments in which the company owns a minority interest are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in statement of financial position as investments in and receivables from affiliates. The composition of this line item at October 28, 2007, was as follows:

(In Thousands) Country	Investments/Receivables
United States	$21,611
Philippines	54,328
Vietnam	21,126
Mexico	4,995
Total	$102,060

Income Taxes: The company’s effective tax rate for the fourth quarter and year was 34.9 percent and 35.7 percent, respectively, in fiscal 2007 compared to 36.2 percent and 33.5 percent, respectively, for the quarter and year in fiscal 2006. The higher overall rate for fiscal 2007 reflected the impact of a discrete item recorded in the first quarter of 2006 for the tax benefit related to a Medicare subsidy.

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

	Fourth Quarter Ended			Year Ended
(In Thousands of Dollars)	October 28, 2007	October 29, 2006	% Change	October 28, 2007	October 29, 2006	% Change
Net Sales
Grocery Products	$247,432	$242,037	2.2	$879,423	$846,494	3.9
Refrigerated Foods	850,608	787,612	8.0	3,270,204	3,018,589	8.3
Jennie-O Turkey Store	336,906	316,049	6.6	1,162,152	1,105,456	5.1
Specialty Foods	178,626	169,825	5.2	692,468	624,586	10.9
All Other	50,775	41,786	21.5	188,785	150,356	25.6
Total	$1,664,347	$1,557,309	6.9	$6,193,032	$5,745,481	7.8
Segment Operating Profit
Grocery Products	$42,399	$46,671	(9.2)	$141,445	$137,580	2.8
Refrigerated Foods	51,031	44,475	14.7	173,924	149,142	16.6
Jennie-O Turkey Store	42,129	36,700	14.8	106,890	128,734	(17.0)
Specialty Foods	13,050	15,045	(13.3)	61,448	48,579	26.5
All Other	6,892	6,266	10.0	23,085	17,292	33.5
Total segment operating profit	155,501	149,157	4.3	506,792	481,327	5.3
Net interest and investment income	(172)	(4,207)	95.9	(14,083)	(20,166)	30.2
General corporate income (expense)	179	(3,838)	104.7	(22,872)	(30,618)	25.3
Earnings before income taxes	$155,508	$141,112	10.2	$469,837	$430,543	9.1

Grocery Products: Grocery Products net sales increased 2.2 percent for the quarter and 3.9 percent for the year compared to fiscal 2006. Tonnage increased 3.1 percent for the quarter and 2.0 percent for the year compared to fiscal 2006 results. Full-year comparisons were impacted by the acquisition of Valley Fresh in the second quarter of fiscal 2006, which contributed an incremental $14.7 million of net sales and 6.6 million lbs. of tonnage to the fiscal 2007 results. Excluding the impact of this acquisition, net sales and tonnage increased 2.2 percent and 0.8 percent, respectively, compared to fiscal 2006.

Net sales and tonnage growth in fiscal 2007 was driven primarily by the expansion of microwave meals. In fiscal 2007, tonnage for the Hormel Compleats microwave line of products increased approximately 19.1 million lbs. from fiscal 2006.

Segment profit for Grocery Products decreased 9.2 percent for the quarter and increased 2.8 percent for the year compared to fiscal 2006. The fourth quarter decrease reflected higher input costs, increased trade promotion expense, and a product mix shift to lower margin brands. Volume shortfalls were noted on key product lines, including the SPAM family of products and Valley Fresh chunk meats. However, some benefit was provided by Hormel and Stagg chili, which both reported strong growth in the fourth quarter.

Refrigerated Foods: Net sales by the Refrigerated Foods segment were up 8.0 percent for the quarter and 8.3 percent for the twelve months compared to fiscal 2006. Tonnage increased 1.6 percent for the quarter and 2.6 percent for the fiscal year as compared to 2006. Net sales and tonnage comparisons were positively impacted by the fiscal 2007 acquisitions of Saag’s, Provena, and Burke. These acquisitions contributed a combined $40.4 million of net sales and 24.8 million lbs. of tonnage to the fourth quarter results, and $82.2 million of net sales and 47.9 million lbs. of tonnage to the twelve month results. Excluding the impact of these acquisitions, net sales and tonnage increased 2.9 percent and decreased 2.6 percent, respectively, compared to the 2006 fourth quarter, and increased 5.6 percent and 0.5 percent, respectively, compared to total fiscal 2006.

Segment profit for Refrigerated Foods increased 14.7 percent in the fourth quarter and 16.6 percent for the twelve months, compared to fiscal 2006. Strong growth in value-added business drove the results for both the quarter and fiscal year, reflecting continued demand for key product lines. Margin improvements were also realized due to lower pork markets, with hog costs down 4.9 percent compared to the 2006 fourth quarter. The company’s hog processing for the fourth quarter decreased slightly to 2.37 million hogs from 2.38 million hogs for the comparable period of 2006. For the fiscal year, hog processing increased 2.4 percent to 9.38 million hogs from 9.16 million hogs in fiscal 2006.

The Meat Products business unit delivered strong fourth quarter 2007 profit results. This unit benefited from lower raw material costs during the quarter. A continued emphasis on more profitable established products, as well as new products, also helped the division to an overall improved sales mix. Fourth quarter tonnage increases over fiscal 2006 included Hormel Always Tender flavored meats, DiLusso Deli Company products, and Hormel Natural Choice lunchmeats. However, volume decreased on raw bacon due to competitive pressures during the quarter, resulting in overall net sales and tonnage flat compared to fiscal 2006.

The Foodservice business unit reported an 11.8 percent and 7.8 percent increase in tonnage for the fourth quarter and fiscal year, respectively, compared to fiscal 2006. Key product categories posting double-digit growth in the fourth quarter included BBQ/café h, pizza toppings, sliced meats, and premium pork. The Provena acquisition also contributed 8.2 million lbs. to the fourth quarter results.

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

Dan’s Prize, Inc., the company’s wholly owned processor and seller of beef products, finished the fiscal year with fourth quarter net sales and tonnage results down 13.6 percent and 11.0 percent, respectively, compared to fiscal 2006. Results continued to be impacted by the planned exit of certain low-margin business at the end of May 2007. Operating profits decreased 19.8 percent for the fourth quarter compared to fiscal 2006, driven by the noted shortfall in volume and continued higher raw material costs compared to the prior year.

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the quarter and year increased 6.6 percent and 5.1 percent, respectively, compared to fiscal 2006. Tonnage decreased 1.3 percent for the fourth quarter and remained flat for the twelve months, compared to 2006 results. Net sales growth outpacing tonnage reflected higher pricing and favorable changes in product mix compared to the prior year. This segment reported 64.0 percent of volume attributed to value-added products in fiscal 2007.

Segment profit for JOTS increased 14.8 percent for the fourth quarter and decreased 17.0 percent for the year compared to fiscal 2006. Higher grain costs negatively impacted this segment throughout fiscal 2007, but significant progress was made in the fourth quarter in offsetting these costs through pricing advances, mix improvements, and operating efficiency gains. Overall feed costs and feed-related grow partner costs for the fourth quarter and year increased approximately $27.3 million and $84.8 million, respectively, compared to the prior year, excluding the impact of the company’s hedging programs.  Increased profitability in the fourth quarter was also due to greater internally generated meat availability compared to 2006, when the company had to acquire breast meat at higher relative prices on the outside market. Better matching of strong value-added demand with available supply and increased bird weights contributed to the improved meat availability.

The Retail, Deli, and Foodservice business units in this segment all continued their value-added growth throughout fiscal 2007. Notable gains during the fourth quarter included the Jennie-O Turkey Store Oven Ready line, Jennie-O Turkey Store frozen turkey burgers, the Jennie-O Turkey Store tray pack line, and Jennie-O Turkey Store rotisserie turkey breast.

Specialty Foods: Specialty Foods net sales increased 5.2 percent for the fourth quarter and 10.9 percent for the twelve months compared to fiscal 2006. Tonnage decreased 5.6 percent for the quarter and increased 4.4 percent for the twelve months compared to 2006. The Valley Fresh acquisition contributed $3.0 million of net sales and 4.1 million lbs. of tonnage to the twelve month results. Excluding the impact of this acquisition, net sales and tonnage showed increases of 10.4 percent and 3.7 percent, respectively, compared to fiscal 2006.

Specialty Foods segment profit decreased 13.3 percent for the fourth quarter, and increased 26.5 percent for the fiscal year compared to fiscal 2006. After three quarters of growth from all three operating segments in Specialty Foods, results for the 2007 fourth quarter were mixed. HSP reported lower profits due to decreased margins on soup stock caused by market oversupply, and increased input costs impacted margins on dry sausage. DCB continued to experience gains due to a more favorable product mix during the quarter. Nutritional products tonnage increased 16.7 percent for the quarter while the more commodity-based sugar tonnage dropped 13.7 percent. However, increased milk-based ingredient costs offset a portion of these gains. CFI experienced decreased tonnage and operating profit in the fourth quarter compared to the prior year, primarily due to a new ready-to-drink product launch in the fourth quarter of fiscal 2006.

All Other: All Other net sales increased 21.5 percent for the fourth quarter and 25.6 percent for the year compared to fiscal 2006, driven by gains in the Hormel Foods International (HFI) operating segment. Segment profit increased 10.0 percent and 33.5 percent for the quarter and year, respectively, compared to 2006. Value-added sales growth and continued worldwide demand for the SPAM family of products contributed to the improved results throughout fiscal 2007. Equity in earnings of affiliates also increased compared to 2006, due primarily to improved results from our Purefoods-Hormel joint venture in the Philippines.

Export net sales for HFI increased 18.9 percent and 25.2 percent for the 2007 fourth quarter and fiscal year, respectively, compared to fiscal 2006. Gains for the year were driven by pork exports and the SPAM family of products. Increased foodservice exports and microwave tonnage also contributed to the fourth quarter, as Hormel Compleats continued to provide growth opportunities.

HFI’s China operations reported strong net sales growth for both the fourth quarter and year. However, China continued to be in an overall loss position. High hog costs decreased margins throughout fiscal 2007, reflecting limited hog supplies due to disease issues in the country. Price increases were implemented during the year, but were unable to fully cover these additional costs.

Unallocated Income and Expenses: The company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment income for the fourth quarter and year was a net expense of $0.2 million and $14.1 million, respectively, compared to a net expense of $4.2 million and $20.2 million for the comparable periods of fiscal 2006. Returns on investments held in the company’s rabbi trust for supplemental executive retirement plans, executive survivor income plans, and deferred income plans increased $3.0 million compared to the 2006 fourth quarter, and increased $3.3 million for the full fiscal year. A $2.0 million gain on the dissolution of the company’s Patak’s joint venture was also recorded in the fourth quarter of fiscal 2007. Interest expense of $27.7 million for fiscal 2007 increased from 2006 by $2.1 million, primarily resulting from higher short-term debt balances during 2007. The company ended the year with $70.0 million outstanding on its short-term line of credit, primarily related to the Burke acquisition. The only other material debt balance remaining at the end of fiscal 2007 related to the company’s $350.0 million senior notes which mature in 2011.

General corporate income (expense) for the fourth quarter and year was $0.2 million and $(22.9) million, respectively, compared to $(3.8) million and $(30.6) million for the 2006 fourth quarter and twelve months. The improvement for the fourth quarter was due to a $4.8 million gain on the sale of a company airplane. In fiscal 2006, the company recorded $9.2 million of stock option expense under SFAS 123(R), primarily due to executive retirements and expensing of new option grants to retirement-eligible individuals, and approximately $4.8 million for expenses related to settlements on non-qualified plans resulting from executive retirements. The expense retained in corporate for option grants to retirement-eligible individuals decreased to approximately $1.6 million for fiscal 2007, but an additional $0.4 million and $2.9 million was recognized in the fourth quarter and twelve months, respectively, related to the one-time grant of 100 stock options to all active, full-time employees. Increased benefit accruals and professional service related expenses account for the remaining variance in corporate expense for fiscal 2007.

Related Party Transactions

Certain employees of the company provide administrative services to The Hormel Foundation, which beneficially owns more than five percent of the company’s common stock, for which The Hormel Foundation reimburses the company for its fully allocated cost for the employee time and expenses.

Liquidity and Capital Resources

Selected financial ratios at the end of fiscal years 2008 and 2007 are as follows:

	2008	2007
Liquidity Ratios
Current ratio	1.8	1.9
Receivables turnover	17.4	17.5
Days sales in receivables	22.1	21.5
Inventory turnover	7.3	7.8
Days sales in inventory	54.6	49.3
Leverage Ratio
Long-term debt (including current maturities) to equity	17.4%	18.6%
Operating Ratios
Pretax profit to net worth	23.5%	25.5%
Pretax profit to total assets	13.1%	14.6%

Cash and cash equivalents were $154.8 million at the end of fiscal year 2008 compared to $149.7 million at the end of fiscal year 2007.

During fiscal 2008, cash provided by operating activities was $271.6 million compared to $331.9 million in 2007. The decrease in cash provided by operating activities was primarily due to working capital items. Favorable changes in working capital due to higher accounts payable balances and the timing of federal tax payments were more than offset by unfavorable changes resulting from higher accounts receivable, inventory, and prepaid expense balances during fiscal 2008. Additionally, the company made voluntary contributions of $12.5 million to its hourly and salaried defined benefit pension plans during the fourth quarter of fiscal 2008.

Cash used in investing activities decreased to $154.2 million in fiscal year 2008 from $260.8 million in fiscal year 2007. In fiscal 2008, the company spent $27.2 million related to acquisition activity, which includes the acquisition of Boca Grande for a preliminary purchase price of $23.3 million. This compares to $125.1 million used for acquisitions in fiscal 2007, which included the acquisition of Saag’s for $13.0 million and the acquisition of Burke for $111.5 million. In fiscal 2007, the company also invested $20.5 million in a joint venture with San Miguel Corporation for the purchase of a hog production business in Vietnam.

Expenditures on fixed assets in fiscal 2008 were $125.9 million, which was comparable to $125.8 million in the prior year. Significant projects during 2008 included expansion of value-added processing facilities for Jennie-O Turkey Store and Dan’s Prize, completion of a microwave tray line at the company’s Tucker, Georgia facility, and the initial construction phase of a new production facility in Dubuque, Iowa. For fiscal 2009, the company expects capital expenditures to be approximately $140.0 million to $150.0 million, which exceeds estimated depreciation expense. The increase is primarily due to the planned expenditures required to complete the Dubuque facility.

Cash used in financing activities was $112.4 million in fiscal 2008 compared to $93.8 million in fiscal 2007. The increase in cash used in financing activities was primarily due to increased payments on short-term debt. During fiscal 2007, the company utilized its short-term line of credit to finance working capital needs and the Burke acquisition. A balance of $70.0 million remained at the end of fiscal 2007, which was repaid during fiscal 2008. The company then ended fiscal 2008 with an outstanding short-term debt balance of $100.0 million primarily related to working capital needs.

Repurchases of common stock continue to be a significant financing activity for the company, with $69.6 million and $86.8 million used for repurchases in fiscal 2008 and 2007, respectively. During the year, the company repurchased 1,906,448 shares of its common stock at an average price per share of $36.48 under the repurchase plan approved by the company’s Board of Directors in October 2002. These transactions result in a total of 7.7 million shares having been repurchased through October 26, 2008, under the 10.0 million share repurchase authorization.

The company also paid $95.5 million in dividends to shareholders in fiscal 2008, compared to $81.1 million in fiscal 2007. The dividend rate was $.74 per share in 2008, which reflected a 23.3 percent increase over the fiscal 2007 rate. The company has paid dividends for 321 consecutive quarters and expects to continue doing so in the future. The annual dividend rate for fiscal 2009 has been increased to $.76 cents per share, representing the 43rd consecutive annual dividend increase.

Total long-term debt outstanding at the end of fiscal 2008 was $350.0 million compared to $350.1 million at the end of the prior year. The company’s long-term debt balance represents $350.0 million of senior unsecured notes maturing in 2011. The company is required, by certain covenants in its debt agreements, to maintain specified levels of financial ratios and financial position. At the end of fiscal 2008, the company was in compliance with all of these debt covenants.

Cash flows from operating activities continue to provide the company with its principal source of liquidity. The company does not anticipate a significant risk to cash flows from this source in the foreseeable future because the company operates in a relatively stable industry and has strong products across several product lines. However, due to recent credit market conditions, the company will continue to manage its capital conservatively throughout the upcoming year. Although the market volatility has impacted the company’s pension plans, no material required funding is anticipated at this time and the company will evaluate discretionary funding as the year progresses. Any capital projects that are not time critical may also be delayed. As the company’s focus remains on growing the business and providing return to its shareholders, share repurchase will also remain a strategic option for use of free cash flows during fiscal 2009.

Contractual Obligations and Commercial Commitments

The following table outlines the company’s future contractual financial obligations as of October 26, 2008 (for additional information regarding these obligations, see Note E “Long-term Debt and Other Borrowing Arrangements” and Note H “Commitments and Contingencies”):

	Payments Due by Periods
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations:
Hog and turkey commitments (1)	$3,728,840	$1,018,865	$1,151,713	$776,487	$781,775
Grain commitments (1)	71,671	64,139	7,532	0	0
Turkey grow-out contracts (2)	85,302	11,301	13,990	13,014	46,997
Other (3)	105,108	75,718	17,044	1,783	10,563
Long-term debt	350,000	0	350,000	0	0
Interest payments on long-term debt	69,563	23,188	46,375	0	0
Capital expenditures (4)	104,152	104,152	0	0	0
Leases	46,490	10,011	14,827	9,716	11,936
Other long-term liabilities (5) (6)	60,607	8,387	15,761	10,999	25,460
Total Contractual Cash Obligations	$4,621,733	$1,315,761	$1,617,242	$811,999	$876,731

(1)   In the normal course of business, the company commits to purchase fixed quantities of livestock and grain from producers to ensure a steady supply of production inputs. Certain of these contracts are based on market prices at the time of delivery, for which the company has estimated the purchase commitment using current market prices as of October 26, 2008. The company also utilizes various hedging programs to manage the price risk associated with these commitments. As of October 26, 2008, these hedging programs result in a net increase of $16.2 million in future cash payments associated with the purchase commitments, which is not reflected in the table above.

(2)   The company also utilizes grow-out contracts with independent farmers to raise turkeys for the company. Under these contracts, the livestock, feed, and other supplies are owned by the company. The farmers provide the required labor and facilities, and receive a fee per pound when the turkeys are delivered. As of October 26, 2008, the company had approximately 105 active contracts ranging from two to twenty-five years in duration. The grow-out activity is assumed to continue through the term of these active contracts, and amounts in the table represent the company’s obligation based on turkeys expected to be delivered from these farmers.

(3)   Amounts presented for other purchase obligations represent all known open purchase orders and all known contracts exceeding $1.0 million, related to the procurement of materials, supplies, and various services. The company primarily purchases goods and services on an as-needed basis. Therefore, the amounts in the table represent only a portion of expected future cash expenditures.

(4)   Amounts presented for capital expenditures represent only the company’s current commitments to complete construction in progress at various locations. The company estimates total capital expenditures for fiscal year 2009 to range from $140.0 million to $150.0 million.

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

(6)   As discussed in Note G “Income Taxes,” the company adopted the provisions of FIN 48 at the beginning of fiscal year 2008. The company is unable to determine its contractual obligations by year related to this pronouncement, as the ultimate amount or timing of settlement of its reserves for income taxes cannot be reasonably estimated. The total liability for unrecognized tax benefits, including interest and penalties, at October 26, 2008, was $42.6 million, which is not included in the table above.

In addition to the commitments set forth in the above table, at October 26, 2008, the company had $36.9 million in standby letters of credit issued on behalf of the company. The standby letters of credit are primarily related to the company’s self-insured workers’ compensation programs.

The company believes its financial resources, including a five-year revolving credit facility for $200.0 million and anticipated funds from operations, will be adequate to meet all current commitments.

Off-Balance Sheet Arrangements

The company currently provides a revocable standby letter of credit for $2.4 million to guarantee obligations that may arise under workers compensation claims of an affiliated party. This potential obligation is not reflected on the company’s consolidated statements of financial position.

The company has also guaranteed a $9.0 million loan of an independent farm operator, of which approximately $2.9 million of the loan proceeds have been spent to date with the remaining $6.1 million being held in an escrow account. The company is obligated to make payments if the farm operator fails to do so, and the company made immaterial payments in fiscal 2008. The portion of the potential obligation currently held in escrow was not reflected in the company’s consolidated statement of financial position as of October 26, 2008.

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

The recent volatility in financial markets and the deterioration of national and global economic conditions could impact the company’s operations as follows:

•  The value of our investments in debt and equity securities may decline, including most significantly the company’s trading securities held as part of a rabbi trust to fund supplemental executive retirement plans and deferred income plans, and the company’s assets held in pension plans;

•  The financial stability of our customers and suppliers may be compromised, which could result in additional bad debts for the company or non-performance by suppliers; and

•  It may become more costly or difficult to obtain financing to fund operations or investment opportunities, or to refinance the company’s debt in the future.

Additionally, the company utilizes hedging programs to reduce its exposure to various commodity market risks, which qualify for hedge accounting for financial reporting purposes. Volatile fluctuations in market conditions could cause these instruments to become ineffective, which could require any gains or losses associated with these instruments to be reported in the company’s earnings each period. These instruments may also limit the company’s ability to benefit from market gains if commodity prices become more favorable than those that have been secured under the company’s hedging programs.

Fluctuations in commodity prices of pork, poultry, and feed ingredients could harm the company’s earnings. The company’s results of operations and financial condition are largely dependent upon the cost and supply of pork, poultry, and feed grains as well as the selling prices for many of our products, which are determined by constantly changing market forces of supply and demand over which the company has limited or no control.

The live pork industry has evolved to very large, vertically integrated, year-round confinement operations operating under long-term supply agreements. This has resulted in fewer hogs being available on the cash spot market. The decrease in the supply of live hogs on the cash spot market could severely diminish the utilization of harvest facilities and increase the cost of the raw materials they produce. The company uses long-term supply contracts to ensure a stable supply of raw materials while minimizing extreme fluctuations in costs over the long-term. This may result, in the short-term, in costs for live hogs that are higher than the cash spot market depending on the relationship of the cash spot market to contract prices. Market-based pricing on certain product lines, and lead time required to implement pricing adjustments, may prevent these cost increases from being recovered, and these higher costs could adversely affect our short-term financial results.

Jennie-O Turkey Store raises turkeys and also contracts with turkey growers to meet its raw material requirements for whole birds and processed turkey products. Additionally, the company owns various hog raising facilities that supplement its supply of raw materials. Results in these operations are affected by the cost and supply of feed grains, which fluctuate due to climate conditions, production forecasts, and supply and demand conditions at local, regional, national, and worldwide levels. The company attempts to manage some of its short-term exposure to fluctuations in feed prices by using futures contracts and pursuing pricing advances. However, these strategies may not be adequate to overcome sustained increases in market prices due to alternate uses for feed grains or other systemic changes in the industry, as have been experienced recently.

Outbreaks of disease among livestock and poultry flocks could harm the company’s revenues and operating margins. The company is subject to risks associated with the outbreak of disease in pork and beef livestock, and poultry flocks, including Bovine Spongiform Encephalopathy (BSE), pneumo-virus, Porcine Circovirus 2 (PCV2), Porcine Reproduction & Respiratory Syndrome (PRRS), and Avian Influenza. The outbreak of disease could adversely affect the company’s supply of raw materials, increase the cost of production, and reduce operating margins. Additionally, the outbreak of disease may hinder the company’s ability to market and sell products both domestically and internationally. The company has developed business continuity plans for various disease scenarios and will continue to update these plans as necessary. There can be no assurance given, however, that these plans will be effective in eliminating the negative effects of any such diseases on the company’s operating results.

Market demand for the company’s products may fluctuate due to competition from other producers. The company faces competition from producers of alternative meats and protein sources, including beef, chicken, and fish. The bases on which the company competes include:

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

The company’s operations are subject to the general risks associated with acquisitions. The company has made several acquisitions in recent years including, most recently, Provena, Burke, and Boca Grande, and regularly reviews opportunities for strategic growth through acquisitions. Potential risks associated with acquisitions include the inability to integrate new operations successfully, the diversion of management’s attention from other business concerns, the potential loss of key employees and customers of the acquired companies, the possible assumption of unknown liabilities, potential disputes with the sellers, and the inherent risks in entering markets or lines of business in which the company has limited or no prior experience. Any or all of these risks could impact the company’s financial results and business reputation. In addition, acquisitions outside the United States may present unique challenges and increase the company’s exposure to the risks associated with foreign operations.

The company’s operations are subject to the general risks of litigation. The company is involved on an ongoing basis in litigation arising in the ordinary course of business. Trends in litigation may include class actions involving competitors, consumers, shareholders, or injured persons, and claims relating to patent infringement, labor, employment, or environmental matters. Litigation trends and the outcome of litigation cannot be predicted with certainty and adverse litigation trends and outcomes could adversely affect the company’s financial results.

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

The company is subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings, and investigations. The company’s past and present business operations and ownership and operation of real property are subject to stringent federal, state, and local environmental laws and regulations pertaining to the discharge of materials into the environment, and the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. Compliance with these laws and regulations, and the ability to comply with any modifications to these laws and regulations, is material to the company’s business. New matters or sites may be identified in the future that will require additional investigation, assessment, or expenditures. In addition, some of the company’s facilities have been in operation for many years and, over time, the company and other prior operators of these facilities may have generated and disposed of wastes that now may be considered hazardous. Future discovery of contamination of property underlying or in the vicinity of the company’s present or former properties or manufacturing facilities and/or waste disposal sites could require the company to incur additional expenses. The occurrence of any of these events, the implementation of new laws and regulations, or stricter interpretation of existing laws or regulations, could adversely affect the company’s financial results.

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

Deterioration of labor relations or increases in labor costs could harm the company’s business. The company has approximately 19,100 employees, of which approximately 6,600 are represented by labor unions, principally the United Food and Commercial Workers’ Union. A significant increase in labor costs or a deterioration of labor relations at any of the company’s facilities that results in work slowdowns or stoppages could harm the company’s financial results. Union contracts at the company’s facilities in Chino, California; Eldridge, Iowa; Lathrop, California; and Stockton, California will expire during fiscal 2009, covering a combined total of approximately 350 employees. Negotiations are underway at the Chino, California facility and have not yet been initiated at the other locations.

Quantitative and Qualitative Disclosure About Market Risks

Hog Markets: The company’s earnings are affected by fluctuations in the live hog market. To minimize the impact on earnings, and to ensure a steady supply of quality hogs, the company has entered into contracts with producers for the purchase of hogs at formula-based prices over periods up to 15 years. Contract formulas are based on hog production costs, hog futures, hog primal values, or industry reported hog markets. Purchased hogs under contract accounted for 91 percent and 89 percent of the total hogs purchased by the company in fiscal years 2008 and 2007, respectively. The company has converted the majority of its contracts to market-based formulas in order to better match input costs with customer pricing. Therefore, a hypothetical 10 percent change in the cash market would have had an immaterial effect on the company’s results of operations.

Certain procurement contracts allow for future hog deliveries (firm commitments) to be forward priced. The company generally hedges these firm commitments by using hog futures contracts. These futures contracts are designated and accounted for as fair value hedges. The change in the market value of such futures contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Changes in the fair value of the futures contracts, along with the gain or loss on the firm commitment, are marked-to-market through earnings and are recorded on the statement of financial position as a current asset and liability, respectively. The fair value of the company’s open futures contracts as of October 26, 2008, was $15.8 million, compared to $8.2 million as of October 28, 2007.

The company measures its market risk exposure on its hog futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in market prices. A 10 percent increase in market prices would have negatively impacted the fair value of the company’s October 26, 2008, open contracts by $7.0 million, which in turn would lower the company’s future cost of purchased hogs by a similar amount.

Turkey and Hog Production Costs: The company raises or contracts for live turkeys, and also raises hogs to meet some of its raw material supply requirements. Production costs in raising hogs and turkeys are subject primarily to fluctuations in feed grain prices, and to a lesser extent, fuel costs. To reduce the company’s exposure to changes in grain prices, the company utilizes a hedge program to offset the fluctuation in the company’s future direct grain purchases. This program utilizes corn and soybean meal futures, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value with an unrealized loss of $63.3 million, before tax, on the statement of financial position as of October 26, 2008, compared to an unrealized gain of $6.0 million, before tax, as of October 28, 2007.

The company measures its market risk exposure on its grain futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for grain. A 10 percent decrease in the market price for grain would have negatively impacted the fair value of the company’s October 26, 2008, open grain contracts by $25.5 million, which in turn would lower the company’s future cost on purchased grain by a similar amount.

Natural Gas: Production costs at the company’s plants and feed mills are also subject to fluctuations in fuel costs. To reduce the company’s exposure to changes in natural gas prices, the company utilizes a hedge program to offset the fluctuation in the company’s future natural gas purchases. This program utilizes natural gas swaps, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value with an unrealized loss of $10.2 million, before tax, on the statement of financial position as of October 26, 2008, compared to and unrealized loss of $0.6 million, before tax, as of October 28, 2007.

The company measures its market risk exposure on its natural gas contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for natural gas. A 10 percent decrease in the market price for natural gas would have negatively impacted the fair value of the company’s October 26, 2008, open natural gas contracts by $2.8 million, which in turn would lower the company’s future cost on natural gas purchases by a similar amount.

Long-Term Debt: A principal market risk affecting the company is the exposure to changes in interest rates on the company’s fixed-rate, long-term debt. As of October 26, 2008, fixed-rate debt totaled $350.0 million at 6.625 percent. Market risk for fixed-rate, long-term debt is estimated as the potential increase in fair value, resulting from a hypothetical 10 percent decrease in interest rates, and amounts to approximately $5.7 million. The fair values of the company’s long-term debt were estimated using discounted future cash flows based on the company’s incremental borrowing rates for similar types of borrowing arrangements.

Investments: The company holds certain trading securities as part of a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans. The company is subject to market risk due to fluctuations in the value of these investments, as unrealized gains and losses associated with these securities are included in the company’s net income on a mark-to-market basis. As of October 26, 2008, the balance of these securities totaled $88.5 million. As losses on these securities are not tax deductible, a 10 percent decline in the value of these assets would have a direct negative impact to the company’s net income of approximately $8.9 million, while a 10 percent increase in value would have a positive impact of the same amount.

International: The fair values of certain company assets are subject to fluctuations in foreign currencies. The company’s net asset position in foreign currencies as of October 26, 2008, was $126.3 million, with most of the exposure existing in Philippine pesos and Chinese yuan. Changes in currency exchange rates impact the fair values of company assets either currently through the consolidated statement of operations, as currency gains/losses, or by affecting other comprehensive loss.

The company measures its foreign currency exchange risk by using a 10 percent sensitivity analysis on the company’s primary foreign net asset position, the Philippine peso, as of October 26, 2008. A 10 percent strengthening in the value of the peso relative to the U.S. dollar would result in other comprehensive income of $5.6 million pre-tax. A 10 percent weakening in the value of the peso relative to the U.S. dollar would result in other comprehensive loss of the same amount.

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

Management’s Report on Internal Control Over Financial Reporting

Management of Hormel Foods Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the company, as such term is defined in Exchange Act Rule 13a-15(f). The company’s internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards. Under the supervision, and with the participation of management, including the chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in Internal Control — Integrated Framework, we concluded that our internal control over financial reporting was effective as of October 26, 2008. Our internal control over financial reporting as of October 26, 2008, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Jeffrey M. Ettinger	Jody H. Feragen
Chairman of the Board, President	Senior Vice President
and Chief Executive Officer	and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Hormel Foods Corporation

Austin, Minnesota

We have audited Hormel Foods Corporation’s internal control over financial reporting as of October 26, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hormel Foods Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management entitled Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Hormel Foods Corporation maintained, in all material respects, effective internal control over financial reporting as of October 26, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Hormel Foods Corporation as of October 26, 2008, and October 28, 2007, and the related consolidated statements of operations, changes in shareholders’ investment, and cash flows for each of the three fiscal years in the period ended October 26, 2008, and our report dated December 12, 2008, expressed an unqualified opinion thereon.

Minneapolis, Minnesota
December 12, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Hormel Foods Corporation

Austin, Minnesota

We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 26, 2008, and October 28, 2007, and the related consolidated statements of operations, changes in shareholders’ investment, and cash flows for each of three fiscal years in the period ended October 26, 2008. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 26, 2008, and October 28, 2007, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended October 26, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note F of the Notes to Consolidated Financial Statements, effective October 28, 2007, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standard No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R).” In addition, as discussed in Note G, effective October 29, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hormel Foods Corporation’s internal control over financial reporting as of October 26, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 12, 2008, expressed an unqualified opinion thereon.

Minneapolis, Minnesota
December 12, 2008

Consolidated Statements of Financial Position

(In Thousands)	October 26, 2008	October 28, 2007

Assets
Current Assets
Cash and cash equivalents	$154,778	$149,749
Accounts receivable (net of allowance for doubtful accounts of 3,144 at October 26, 2008 and 3,180 at October 28, 2007)	411,010	366,621
Inventories	784,542	646,968
Deferred income taxes	45,948	52,583
Prepaid expenses and other current assets	41,900	15,804
Total Current Assets	1,438,178	1,231,725
Deferred Income Taxes	89,249	66,220
Goodwill	619,325	595,756
Other Intangibles	151,219	162,237
Pension Assets	91,773	99,003
Investments in and Receivables from Affiliates	93,617	102,060
Other Assets	155,453	170,048
Property, Plant and Equipment
Land	52,940	48,663
Buildings	662,519	615,245
Equipment	1,275,175	1,192,481
Construction in progress	78,083	114,415
	2,068,717	1,970,804
Less allowance for depreciation	(1,091,060)	(1,004,203)
	977,657	966,601
Total Assets	$3,616,471	$3,393,650

Liabilities and Shareholders’ Investment
Current Liabilities
Accounts payable	$378,520	$290,919
Notes payable/Short-term debt	100,000	70,000
Accrued expenses	72,192	66,000
Accrued workers compensation	26,825	27,372
Accrued marketing expenses	60,223	67,260
Employee compensation	106,225	111,051
Taxes, other than federal income taxes	6,979	5,454
Dividends payable	24,946	20,745
Federal income taxes	5,323	5,927
Current maturities of long-term debt	0	49
Total Current Liabilities	781,233	664,777
Long-Term Debt – less current maturities	350,000	350,005
Pension and Post-Retirement Benefits	386,590	440,810
Other Long-Term Liabilities	91,076	53,275
Shareholders’ Investment
Preferred stock, par value $.01 a share – authorized 80,000,000 shares; issued – none
Common stock, nonvoting, par value $.01 a share – authorized 200,000,000 shares; issued – none
Common stock, par value $.0586 a share – authorized 400,000,000 shares; issued 134,520,581 shares October 26, 2008 issued 135,677,494 shares October 28, 2007	7,883	7,951
Additional paid-in capital	0	0
Accumulated other comprehensive loss	(113,184)	(101,811)
Retained earnings	2,112,873	1,978,643
Total Shareholders’ Investment	2,007,572	1,884,783
Total Liabilities and Shareholders’ Investment	$3,616,471	$3,393,650

See notes to consolidated financial statements.

Consolidated Statements of Operations

	Fiscal Year Ended
(In Thousands, Except Per Share Amounts)	October 26, 2008	October 28, 2007	October 29, 2006

Net sales	$6,754,903	$6,193,032	$5,745,481
Cost of products sold	5,233,156	4,778,505	4,362,291
Gross Profit	1,521,747	1,414,527	1,383,190
Expenses:
Selling and delivery	834,292	771,597	754,143
Administrative and general	178,029	162,480	182,891
Total Expenses	1,012,321	934,077	937,034
Equity in earnings of affiliates	4,235	3,470	4,553
Operating Income	513,661	483,920	450,709
Other income and expense:
Interest and investment (loss) income	(28,102)	13,624	5,470
Interest expense	(28,023)	(27,707)	(25,636)
Earnings Before Income Taxes	457,536	469,837	430,543
Provision for income taxes	172,036	167,945	144,404
Net Earnings	$285,500	$301,892	$286,139
Net Earnings Per Share:
Basic	$2.11	$2.20	$2.08
Diluted	$2.08	$2.17	$2.05
Weighted-Average Shares Outstanding:
Basic	135,360	137,216	137,845
Diluted	137,128	139,151	139,561

See notes to consolidated financial statements.

Consolidated Statements of Changes In Shareholders’ Investment

					Additional		Accumulated Other	Total
	Common Stock		Treasury Stock		Paid-in	Retained	Comprehensive	Shareholders’
(In Thousands, Except Per Share Amounts)	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Investment

Balance at October 30, 2005	137,843	$8,078	0	$0	$3,260	$1,612,315	$(24,923)	$1,598,730

Comprehensive income
Net earnings						286,139		286,139
Foreign currency translation							4,058	4,058
Unrealized gain on available-for-sale securities							381	381
Deferred hedging, net of reclassification adjustment							(5,781)	(5,781)
Adjustment in minimum pension liability							8,269	8,269
Comprehensive income								293,066
Purchases of common stock			(1,058)	(36,978)				(36,978)
Stock option expense					17,766			17,766
Exercise of stock options/ nonvested shares	492	29	63	2,069	5,482			7,580
Shares retired	(695)	(41)	695	24,042	(24,001)			0
Cash dividends – $.56 per share						(77,252)		(77,252)
Balance at October 29, 2006	137,640	$8,066	(300)	$(10,867)	$2,507	$1,821,202	$(17,996)	$1,802,912

Comprehensive income
Net earnings						301,892		301,892
Foreign currency translation							6,422	6,422
Unrealized loss on available-for-sale securities							(381)	(381)
Deferred hedging, net of reclassification adjustment							3,722	3,722
Adjustment in minimum pension liability							6,410	6,410
Comprehensive income								318,065
Provena acquisition	287	17			10,942			10,959
SFAS No. 158 transition adjustment (net of $61,827 tax effect)							(99,988)	(99,988)
Purchases of common stock			(2,390)	(86,794)				(86,794)
Stock option expense					14,214			14,214
Exercise of stock options/ nonvested shares	421	25	19	684	7,182			7,891
Shares retired	(2,671)	(157)	2,671	96,977	(34,845)	(61,975)		0
Cash dividends – $.60 per share						(82,476)		(82,476)
Balance at October 28, 2007	135,677	$7,951	0	$0	$0	$1,978,643	$(101,811)	$1,884,783

Comprehensive income
Net earnings						285,500		285,500
Foreign currency translation							(399)	(399)
Deferred hedging, net of reclassification adjustment							(42,910)	(42,910)
Pension and other benefits							31,936	31,936
Comprehensive income								274,127
FIN 48 Adoption						(8,985)		(8,985)
Purchases of common stock			(1,906)	(69,551)				(69,551)
Stock option expense					14,460			14,460
Exercise of stock options/ nonvested shares	754	44	(4)	(154)	12,580			12,470
Shares retired	(1,910)	(112)	1,910	69,705	(27,040)	(42,553)		0
Cash dividends – $.74 per share						(99,732)		(99,732)
Balance at October 26, 2008	134,521	$7,883	0	$0	$0	$2,112,873	$(113,184)	$2,007,572

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
(In Thousands)	October 26, 2008	October 28, 2007	October 29, 2006

Operating Activities
Net earnings	$285,500	$301,892	$286,139
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	114,636	114,618	109,360
Amortization of intangibles	11,553	12,120	11,741
Equity in earnings of affiliates	(7,370)	(5,399)	(4,083)
Provision for deferred income taxes	(9,713)	(6,529)	(26,736)
Loss (gain) on property/equipment sales and plant facilities	1,929	(4,088)	(686)
Non-cash investment activities	32,966	(5,298)	104
Changes in operating assets and liabilities, net of acquisitions:
Increase in accounts receivable	(42,844)	(9,806)	(37,986)
Increase in inventories, prepaid expenses, and other current assets	(230,434)	(59,069)	(21,722)
(Increase) decrease in pension assets	(12,344)	7,765	(22,406)
Increase (decrease) in accounts payable, accrued expenses, and pension and post-retirement benefits	123,453	(23,604)	14,899
Other	4,290	9,268	18,054
Net Cash Provided by Operating Activities	271,622	331,870	326,678

Investing Activities
Sale of available-for-sale securities	151,308	576,456	174,960
Purchase of available-for-sale securities	(155,207)	(576,456)	(136,460)
Acquisitions of businesses/intangibles	(27,225)	(125,101)	(78,925)
Purchases of property/equipment	(125,890)	(125,795)	(141,516)
Proceeds from sales of property/equipment	3,185	11,689	8,689
(Increase) decrease in investments, equity in affiliates, and other assets	(1,366)	(22,321)	1,813
Dividends from affiliates	970	730	811
Net Cash Used in Investing Activities	(154,225)	(260,798)	(170,628)

Financing Activities
Proceeds from short-term debt	160,000	155,000	70,000
Principal payments on short-term debt	(130,000)	(87,576)	(70,000)
Principal payments on long-term debt	(54)	(6,341)	(11,085)
Dividends paid on common stock	(95,531)	(81,092)	(75,840)
Share repurchase	(69,551)	(86,794)	(36,978)
Other	22,768	12,995	9,292
Net Cash Used in Financing Activities	(112,368)	(93,808)	(114,611)
Increase (Decrease) in Cash and Cash Equivalents	5,029	(22,736)	41,439
Cash and cash equivalents at beginning of year	149,749	172,485	131,046
Cash and Cash Equivalents at End of Year	$154,778	$149,749	$172,485

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements October 26, 2008

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

Fiscal Year: The company’s fiscal year ends on the last Sunday in October. Fiscal years 2008, 2007, and 2006 consisted of 52 weeks.

Cash and Cash Equivalents: The company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The company’s cash equivalents as of October 26, 2008, and October 28, 2007, consisted entirely of money market funds rated AAA.

Investments: The company maintains a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans, which is included in other assets on the consolidated statements of financial position. The securities held by the trust are classified as trading securities in accordance with Statement of Financial Accounting Standard (SFAS) No.115, “Accounting for Certain Investments in Debt and Equity Securities,” and therefore, unrealized gains and losses associated with these investments are included in the company’s earnings.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

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

Goodwill and Intangibles: Goodwill and other intangibles are originally recorded at their estimated fair values at date of acquisition, and are allocated to reporting units that will receive the related sales and income. The company’s reporting units represent operating segments (aggregations of business units that have similar economic characteristics and share the same production facilities, raw materials, and labor force). Goodwill and indefinite-lived intangibles are tested annually for impairment, or more frequently if impairment indicators arise. Definite-lived intangibles are amortized over their estimated useful lives and are evaluated for impairment annually, or more frequently if impairment indicators are present, using a process similar to that used to test long-lived assets for impairment.

Impairment of Long-lived Assets: The company reviews long-lived assets and definite-lived intangibles for impairment annually, or more frequently when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value. In fiscal year 2006, the company recorded a write-down of $4.0 million related to the closing of its plant in Houston, Texas. No material write-downs were recorded in fiscal years 2008 or 2007.

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

Accumulated Other Comprehensive Loss: The components of accumulated other comprehensive loss are as follows:

				Unrealized		Accumulated
	Foreign	Minimum	Pension &	Gain (Loss) on	Deferred	Other
	Currency	Pension	Other	Available-for-	Gain (Loss)	Comprehensive
(In Thousands)	Translation	Liability	Benefits	Sale Securities	– Hedging	Loss
Balance at October 30, 2005	$(5,006)	$(24,235)	n/a	$0	$4,318	$(24,923)
Unrecognized gains (losses)	4,058	13,015		611	(9,078)	8,606
Reclassification into net earnings					(219)	(219)
Tax effect		(4,746)		(230)	3,516	(1,460)
Net of tax amount	4,058	8,269		381	(5,781)	6,927
Balance at October 29, 2006	$(948)	$(15,966)	n/a	$381	$(1,463)	$(17,996)
Unrecognized gains (losses)	6,422	10,341		(611)	(1,802)	14,350
Reclassification into net earnings					7,943	7,943
Tax effect		(3,931)		230	(2,419)	(6,120)
Net of tax amount	6,422	6,410	0	(381)	3,722	16,173
SFAS No. 158 transition adjustment (net of $61,827 tax effect)		9,556	(109,544)			(99,988)
Balance at October 28, 2007	$5,474	$0	$(109,544)	$0	$2,259	$(101,811)
Unrecognized gains (losses)	(399)		37,200		(29,525)	7,276
Reclassification into net earnings			13,920		(40,216)	(26,296)
Tax effect			(19,184)		26,831	7,647
Net of tax amount	(399)	0	31,936	0	(42,910)	(11,373)
Balance at October 26, 2008	$5,075	$0	$(77,608)	$0	$(40,651)	$(113,184)

Derivatives and Hedging Activity: The company uses commodity and currency positions to manage its exposure to price fluctuations in those markets. The contracts are recorded at fair value on the consolidated statements of financial position within prepaid expenses and other current assets, or current liabilities. Additional information on hedging activities is presented in Note J.

Equity Method Investments: The company has a number of investments in joint ventures where its voting interests are in excess of 20 percent but not greater than 50 percent. The company accounts for such investments under the equity method of accounting, and its underlying share of each investee’s equity is reported in the consolidated statements of financial position as part of investments in and receivables from affiliates. Significant equity method investments include a 40 percent ownership interest in a Philippines joint venture, Purefoods-Hormel Company, which had a book value of $55.8 million at October 26, 2008, and $54.3 million at October 28, 2007. In the first quarter of fiscal 2007, the company invested $20.5 million in a 49 percent owned joint venture with San Miguel Corporation for the purchase of a hog production business in Vietnam. This equity investment had a book value of $22.0 million at October 26, 2008, and $21.1 million at October 28, 2007. Both investments are included in the All Other segment for purposes of measuring segment assets and profits.

The company regularly monitors and evaluates the fair value of our equity investments. If events and circumstances indicate that a decline in the fair value of these assets has occurred and is other than temporary, the company will record a charge in equity in earnings of affiliates in the consolidated statements of operations. The company’s equity investments do not have a readily determinable fair value as none of them are publicly traded. The fair values of the company’s private equity investments are determined by discounting the estimated future cash flows of each entity. These cash flow estimates include assumptions on growth rates and future currency exchange rates. The company did not record an impairment charge on any of its equity investments in fiscal years 2008, 2007, or 2006.

Revenue Recognition: The company recognizes sales when title passes upon delivery of its products to customers, net of applicable provisions for discounts, returns, and allowances. Products are delivered upon receipt of customer purchase orders with acceptable terms, including price and collectibility that is reasonably assured.

The company offers various sales incentives to customers and consumers. Incentives that are offered off-invoice include prompt pay allowances, spoilage allowances, and temporary price reductions. These incentives are recognized as reduction of revenue at the time title passes. Coupons are used as an incentive for consumers to purchase various products. The coupons reduce revenues at the time they are offered. Promotional contracts are performed by customers to promote the company’s products to the consumers. These incentives reduce revenues at the time of performance through direct payments and accrued promotional funds. Accrued promotional funds are unpaid liabilities for promotional contracts in process or completed at the end of a quarter or fiscal year. Promotional contract accruals are based on a review of the unpaid outstanding contracts on which performance has taken place. Estimates used to determine the revenue reduction include the level of customer performance and the historical spend rate versus contracted rates.

Advertising Expenses: Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with samples and market research. Advertising costs for fiscal years 2008, 2007, and 2006 were $98.5 million, $90.3 million, and $93.7 million, respectively.

Shipping and Handling Costs: Shipping and handling costs are recorded as selling and delivery expenses. Shipping and handling costs for fiscal years 2008, 2007, and 2006 were $459.8 million, $411.7 million, and $409.5 million, respectively.

Research and Development Expenses: Research and development costs are expensed as incurred and are included in administrative and general expenses. Research and development expenses incurred for fiscal years 2008, 2007, and 2006 were $22.7 million, $21.5 million, and $18.6 million, respectively.

Income Taxes: The company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

Beginning in fiscal year 2008, the company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB Statement No. 109 (FIN 48). In accordance with FIN 48, the company recognizes a tax position in its financial statements when it is more likely than not that the position will be sustained upon examination, based on the technical merits of the position. That position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. See further discussion regarding the impact of adopting FIN 48 in Note G.

Employee Stock Options: The company records stock-based compensation expense in accordance with SFAS No. 123(R), “Share-Based Payment.” For options subject to graded vesting, the company recognizes stock-based compensation expense ratably over the shorter of the vesting period or requisite service period. Stock-based compensation expense for grants made to retirement-eligible employees is recognized on the date of grant.

Share Repurchases: On October 2, 2002, the company announced that its Board of Directors had authorized the company to repurchase up to 10.0 million shares of common stock with no expiration date. Under this repurchase plan, the company repurchased 1.9 million shares of its common stock at an average price per share of $36.48 during fiscal 2008, 2.4 million shares at an average price per share of $36.31 during fiscal 2007, and 1.1 million shares at an average price per share of $34.95 during fiscal 2006. In total, 7.7 million shares have been repurchased through October 26, 2008, under the current share repurchase authorization.

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

(In Thousands)	2008	2007	2006
Basic weighted-average shares outstanding	135,360	137,216	137,845
Dilutive potential common shares	1,768	1,935	1,716
Diluted weighted-average shares outstanding	137,128	139,151	139,561

Accounting Changes and Recent Accounting Pronouncements: In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS 161). The pronouncement amends and expands the disclosure requirements previously required by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This statement requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The company expects to adopt SFAS 161 in the second quarter of fiscal 2009. The adoption will not impact consolidated earnings, cash flows, or financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS 141(R)). The pronouncement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable the users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The company will adopt SFAS 141(R) at the beginning of fiscal 2010, and is currently assessing the impact of adopting this accounting standard.

In December 2007, the FASB also issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (SFAS 160). The pronouncement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also amends certain of Accounting Research Bulletin No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). SFAS 160 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The company will adopt SFAS 160 at the beginning of fiscal 2010, and is currently assessing the impact of adopting this accounting standard.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). The pronouncement permits entities to choose to measure many financial instruments and certain other items at fair value, which provides the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The company will adopt SFAS 159 at the beginning of fiscal 2009, and is currently assessing the impact of adopting this accounting standard.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). The pronouncement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, and does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The company will adopt SFAS 157 at the beginning of fiscal 2009, and is currently assessing the impact of adopting this accounting standard.

In September 2006, the FASB also issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R).” The pronouncement requires the funded status of a plan, measured as the difference between the fair value of plan assets and the benefit obligations, be recognized on a plan sponsor’s statement of financial position. It also requires gains or losses that arise during the plan year to be recognized as a component of other comprehensive income to the extent they are not recognized in net periodic benefit cost during the year. These provisions were effective for fiscal years ending after December 15, 2006, and therefore the company adopted the required provisions of this statement for the fiscal 2007 year end. For fiscal years ending after December 15, 2008, the pronouncement further requires plan sponsors to measure defined benefit plan assets and obligations as of the date of the plan sponsor’s fiscal year end statement of financial position. The company will adopt these measurement date provisions in fiscal 2009. The company is electing to use the 15 month alternative measurement approach, which is currently estimated to result in an $11.6 million decrease to retained earnings, an $8.4 million increase to pension and post-retirement benefits, a $2.3 million decrease to accumulated other comprehensive loss, and a $0.9 million decrease to pension assets, upon adoption.

Note B

Acquisitions and Divestitures

On June 13, 2008, the company purchased Boca Grande Foods, Inc. (Boca Grande) for a preliminary purchase price of $23.3 million cash, including related costs. Boca Grande manufactures, sells, and distributes liquid portion products, and operates a facility in Duluth, Georgia. This acquisition will provide additional capacity, production capabilities, and customers for liquid portion products for Diamond Crystal Brands within the Specialty Foods segment, and should facilitate overall growth within the liquid portions category. The purchase price is preliminary pending final appraisals and working capital valuations.

On August 22, 2007, the company purchased privately-held Burke Corporation (Burke) for $115.1 million cash, including related costs. Burke is a manufacturer and marketer of pizza toppings and other fully cooked meat products, and operates facilities in Nevada, Iowa, and Ames, Iowa. Operating results for Burke are included in the Refrigerated Foods segment.

On December 15, 2006, the company completed the acquisition of Provena Foods Inc. (Provena). Provena was a publicly traded company based in Chino, California, and provides pepperoni and pasta to pizza makers and packaged food manufacturers. Under the terms of the agreement, each outstanding share of Provena common stock was converted into 0.08 shares of Hormel Foods Corporation common stock, resulting in the issuance of 287,473 shares of the company’s common stock at $38.12 per share. The transaction has a total value of $11.7 million in cash and stock, plus the assumption of various liabilities. Operating results for Provena are included in the Refrigerated Foods segment.

On November 10, 2006, the company acquired the assets of Saag’s Products, Inc. (Saag’s) for $13.2 million cash, including related costs. Saag’s is based in San Leandro, California, and is a processor and marketer of branded, premium quality gourmet sausages and specialty smoked meats. Operating results for Saag’s are included in the Refrigerated Foods segment. The purchase price is preliminary pending the accrual of potential earn-outs that may be earned over the five-year period following the acquisition.

On March 31, 2006, the company acquired Valley Fresh, Inc. (Valley Fresh) for $80.4 million cash, including related costs. Valley Fresh is a leader in the canned ready-to-eat chicken category and distributes more than 50 precooked chicken products on a national basis, primarily under the Valley Fresh brand. Valley Fresh was a privately-held company in Turlock, California. Operating results for Valley Fresh branded products are included in the Grocery Products segment, while private label products are reported in the Specialty Foods segment.

Operating results for each completed acquisition above are included in the company’s consolidated statements of operations from the date of acquisition. Pro forma results of operations are not presented, as no acquisitions in 2008, 2007, or 2006 were considered material, individually or in the aggregate, to the consolidated company.

Note C

Inventories

Principal components of inventories are:

(In Thousands)	October 26, 2008	October 28, 2007
Finished products	$431,095	$335,863
Raw materials and work-in-process	215,353	187,626
Materials and supplies	138,094	123,479
Total	$784,542	$646,968

Note D

Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the fiscal years ended October 26, 2008, and October 28, 2007, are presented in the table below. Goodwill acquired and purchase adjustments during fiscal year 2008 primarily relate to the Boca Grande acquisition and to finalizing Burke appraisals and working capital valuations. Goodwill acquired in fiscal year 2007 reflects the acquisitions of Saag’s and Burke.

	Grocery	Refrigerated	Jennie-O	Specialty
(In Thousands)	Products	Foods	Turkey Store	Foods	Other	Total
Balance as of October 29, 2006	$124,367	$25,956	$203,214	$194,817	$2,352	$550,706
Goodwill acquired		46,222				46,222
Purchase adjustments	(1,003)	(76)		(93)		(1,172)
Reclassifications		1,678			(1,678)
Balance as of October 28, 2007	$123,364	$73,780	$203,214	$194,724	$674	$595,756
Goodwill acquired		4,181		11,864		16,045
Purchase adjustments	(48)	7,576		(4)		7,524
Balance as of October 26, 2008	$123,316	$85,537	$203,214	$206,584	$674	$619,325

The gross carrying amount and accumulated amortization for definite-lived intangible assets are presented in the table below.

	October 26, 2008			October 28, 2007
	Gross		Weighted	Gross		Weighted
	Carrying	Accumulated	Average Life	Carrying	Accumulated	Average Life
(In Thousands)	Amount	Amortization	(in Years)	Amount	Amortization	(in Years)
Proprietary software & technology	$24,200	(8,986)	8.8	$23,190	(6,168)	8.9
Customer lists/relationships	21,078	(6,936)	9.2	23,769	(4,570)	8.9
Formulas & recipes	20,604	(11,405)	8.9	20,364	(9,360)	8.8
Non-compete covenants	20,120	(16,734)	4.7	19,660	(14,040)	4.8
Distribution network	4,120	(2,127)	10.0	4,120	(1,715)	10.0
Other intangibles	8,630	(3,829)	7.0	11,756	(6,183)	5.5
Total	$98,752	(50,017)	8.0	$102,859	(42,036)	7.8

Amortization expense for the fiscal years ended October 26, 2008, October 28, 2007, and October 29, 2006, was $11.6 million, $12.1 million, and $11.7 million, respectively.

Estimated annual amortization expense (in thousands) for the five fiscal years after October 26, 2008, is as follows:

2009	$10,269
2010	9,168
2011	7,652
2012	7,124
2013	6,071

The carrying amounts for indefinite-lived intangible assets are as follows. The increase in fiscal year 2008 represents trademarks acquired from Boca Grande.

	October 26,	October 28,
(In thousands)	2008	2007

Unamortized Intangible Assets:
Brand/tradename/trademarks	$94,500	$93,430
Other intangibles	7,984	7,984
Total	$102,484	$101,414

During the fourth quarter of fiscal 2008, the company completed the required annual impairment tests of indefinite-lived intangible assets and goodwill, with no impairment indicated. Useful lives of intangible assets were also reviewed during this process, with no material changes identified.

Note E

Long-term Debt and Other Borrowing Arrangements

Long-term debt consists of:

	October 26,	October 28,
(In Thousands)	2008	2007
Senior unsecured notes, with interest at 6.625%, interest due semi-annually through June 2011 maturity date	$350,000	$350,000
Other		54
	350,000	350,054
Less current maturities		49
Total	$350,000	$350,005

The company has a $200.0 million revolving line of credit which bears interest at variable rates below prime. As of October 26, 2008, and October 28, 2007, the company had drawn $100.0 million and $70.0 million, respectively, from this line of credit, which is included as notes payable/short-term debt on the consolidated statements of financial position. A fixed fee is paid for the availability of this credit line, which expires in June, 2010.

The company is required, by certain covenants in its debt agreements, to maintain specified levels of financial ratios and financial position. At the end of the current fiscal year, the company was in compliance with all of these covenants.

Total interest paid during fiscal 2008, 2007, and 2006 was $28.0 million, $27.4 million, and $25.7 million, respectively. Based on borrowing rates currently available to the company for long-term financing with similar terms and average maturities, the fair value of long-term debt, utilizing discounted cash flows, is $357.7 million.

Note F

Pension and Other Post-retirement Benefits

The company has several defined benefit plans and defined contribution plans covering most employees. Total costs associated with the company’s defined contribution benefit plans in 2008, 2007, and 2006 were $25.9 million, $23.3 million, and $23.3 million, respectively. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service, while plan benefits covering salaried employees are based on final average compensation. In 2007, several amendments were enacted that affected the company’s defined benefit pension plans at the measurement date. The defined benefit pension plan covering collectively bargained employees was amended as a result of labor negotiations, causing an increase in the benefit obligation. The benefit obligation for the other defined benefit plans was reduced as a result of amendments which eliminated some types of compensation from inclusion in the benefit obligation calculation and limited eligibility for lump sum distributions. The company’s funding policy is to make annual contributions of not less than the minimum required by applicable regulations. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 7-13 years.

Certain groups of employees are eligible for post-retirement health or welfare benefits. Eligible employees who retired prior to January 1, 1987, receive the company-sponsored medical and life insurance benefits that were in effect when they retired. The medical plan for eligible employees who retired after January 1, 1987, is automatically modified to incorporate plan benefit and plan provision changes whenever they are made to the active employee plan. Contribution requirements for this group of retired employees are governed by the Retiree Health Care Payment Program and may change each year as the cost to provide coverage is determined. Eligible employees hired after January 1, 1990, may receive post-retirement medical coverage but must pay the full cost of the coverage. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 5-21 years.

The annual measurement date used to determine pension and other post-retirement benefit amounts is August 1. Net periodic cost of defined benefit plans included the following:

	Pension Benefits			Post-retirement Benefits
(In Thousands)	2008	2007	2006	2008	2007	2006
Service cost	$19,714	$18,993	$22,204	$2,788	$2,993	$3,516
Interest cost	44,416	42,524	40,609	22,744	23,077	21,645
Expected return on plan assets	(56,421)	(53,465)	(51,324)
Amortization of prior service cost	(151)	(116)	910	5,860	5,732	5,654
Recognized actuarial loss	5,266	5,851	9,800	2,945	3,687	3,539
Settlement charges		(158)	11,261
Net periodic cost	$12,824	$13,629	$33,460	$34,337	$35,489	$34,354

On October 28, 2007, the company adopted the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. SFAS No. 158 required the company to recognize the funded status of its pension and other post-retirement benefit plans in the consolidated statement of financial position. Subsequent changes in funded status that are not recognized as a component of net periodic benefit cost are recorded as a component of accumulated other comprehensive loss. The adoption resulted in a decrease to pension assets of $59.6 million, an increase in pension and post-retirement benefits of $69.5 million, an increase in accrued expenses of $32.7 million, an increase in deferred tax assets of $61.8 million, and an increase in accumulated other comprehensive loss of $100.0 million.

Included in accumulated other comprehensive loss for pension benefits at October 26, 2008, and October 28, 2007, are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service credit of $3.2 million and unrecognized actuarial losses of $103.2 million, and unrecognized prior service credit of $3.3 million and unrecognized actuarial losses of $98.3 million, respectively. The prior service credit and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic pension cost during the fiscal year ended October 25, 2009, are $0.6 million and $5.2 million, respectively.

Included in accumulated other comprehensive loss for post- retirement benefits at October 26, 2008, and October 28, 2007, are the following amounts that have not yet been recognized in net periodic post-retirement benefit cost: unrecognized prior service costs of $42.5 million and unrecognized actuarial gains of $16.4 million, and unrecognized prior services costs of $50.5 million and unrecognized actuarial losses of $31.8 million, respectively. The prior service cost and actuarial gain included in accumulated other comprehensive loss and expected to be recognized in net periodic post-retirement benefit cost during the fiscal year ended October 25, 2009, are $5.5 million and $0.8 million, respectively.

The following is a reconciliation of the beginning and ending balances of the benefit obligation, the fair value of plan assets, and the funded status of the plans:

	Pension Benefits		Post- retirement Benefits
(In Thousands)	2008	2007	2008	2007
Change in benefit obligation:
Benefit obligation at beginning of year	$715,875	$700,764	$369,344	$379,939
Service cost	19,714	18,993	2,788	2,993
Interest cost	44,416	42,524	22,744	23,077
Plan amendments		(8,233)	(2,141)	(1,392)
Actuarial loss (gain)	(67,029)	3,336	(45,200)	(10,625)
Benefits paid	(39,074)	(41,509)	(26,279)	(24,648)
Benefit obligation at end of year	$673,902	$715,875	$321,256	$369,344

			Post-
	Pension Benefits		retirement Benefits
(In Thousands)	2008	2007	2008	2007
Change in plan assets:
Fair value plan assets at beginning of year	$703,924	$667,502	$0	$0
Actual return on plan assets	(20,774)	72,633
Employer contributions	15,734	5,298
Benefits paid	(39,051)	(41,509)
Fair value of plan assets at end of year	659,833	703,924	0	0
Funded status	(14,069)	(11,951)	(321,256)	(369,344)
Benefit payments subsequent to measurement date	604	495	7,239	6,343
Funded status at end of year	$(13,465)	$(11,456)	$(314,017)	$(363,001)

Amounts recognized in the consolidated statements of financial position as of October 26, 2008, and October 28, 2007, are as follows:

	Pension Benefits		Post- retirement Benefits
(In Thousands)	2008	2007	2008	2007
Pension assets	$91,773	$99,003	$0	$0
Accrued expenses	(6,214)	(4,330)	(26,451)	(28,320)
Pension and post- retirement benefits	(99,024)	(106,129)	(287,566)	(334,681)
Net amount recognized	$(13,465)	$(11,456)	$(314,017)	$(363,001)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $105.7 million, $88.1 million, and $0.0 million, respectively, as of October 26, 2008, and $112.8 million, $93.4 million, and $1.6 million, respectively, as of October 28, 2007.

Weighted-average assumptions used to determine benefit obligations are as follows:

	2008	2007
Discount rate	7.30%	6.40%
Rate of future compensation increase	4.09%	4.00%

Weighted-average assumptions used to determine net periodic benefit costs are as follows:

	2008	2007	2006
Discount rate	6.40%	6.33%	5.50%
Rate of future compensation increase	4.09%	4.00%	4.00%
Expected long-term return on plan assets	8.25%	8.25%	8.25%

The expected long-term rate of return on plan assets is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits for retirees not yet on Medicare coverage is assumed for 2009. The rate is assumed to decrease to 5% for 2010, and remain at that level thereafter. An 8% rate is assumed for retirees on Medicare for 2009, which is assumed to decrease to 7% in 2010, 6% in 2011, and 5% thereafter.

Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point
(In Thousands)	Increase	Decrease
Effect on total of service and interest cost components	$2,061	$(1,824)
Effect on the post-retirement benefit obligation	19,887	(18,073)

The actual and target weighted-average asset allocations for the company’s pension plan assets as of the plan measurement date are as follows:

	2008		2007
Asset Category	Actual	Target Range	Actual	Target Range
Equity Securities	66.4%	60-80%	71.7%	60-80%
Fixed Income	33.1%	25-35%	27.8%	25-35%
Other	0.5%	0%	0.5%	0%

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

As of the 2008 measurement date, plan assets included 1.7 million shares of common stock of the company having a market value of $59.9 million or 9% of total plan assets. Dividends paid during the year on shares held by the plan were $1.4 million. In 2007, plan assets included 2.1 million shares of common stock of the company having a market value of $70.8 million or 10% of total plan assets.

The company made discretionary contributions of $13.7 million and $0.7 million to the company’s defined benefit plans in 2008 and 2007, respectively. Based on the August 1, 2008, measurement date, the company anticipates making required contributions of $0.2 million to fund the pension plans during fiscal year 2009. The company also expects to make contributions of $32.7 million during 2009 that represent benefit payments for unfunded plans.

Benefits expected to be paid over the next ten fiscal years are as follows:

(In Thousands)	Pension Benefits	Post- retirement Benefits
2009	$43,461	$26,451
2010	42,011	26,731
2011	41,609	27,004
2012	43,540	26,872
2013	42,248	26,600
2014 and later	236,876	125,244

Note G

Income Taxes

The components of the provision for income taxes are as follows:

(In Thousands)	2008	2007	2006
Current:
U.S. Federal	$157,314	$153,413	$151,484
State	22,105	19,643	18,487
Foreign	2,330	1,418	1,169
Total current	181,749	174,474	171,140
Deferred:
U.S. Federal	(9,013)	(5,689)	(24,521)
State	(700)	(840)	(2,215)
Total deferred	(9,713)	(6,529)	(26,736)
Total provision for income taxes	$172,036	$167,945	$144,404

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The company believes that, based upon its lengthy and consistent history of profitable operations, it is more likely than not that the net deferred tax assets of $135.2 million will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the deferred income tax liabilities and assets are as follows:

(In Thousands)	October 26, 2008	October 28, 2007
Deferred tax liabilities:
Tax over book depreciation	$(71,738)	$(67,758)
Pension assets	(34,323)	(37,047)
Book/tax basis difference from acquisitions	(34,162)	(33,310)
Other, net	(43,864)	(40,604)
Deferred tax assets:
Post-retirement benefits	128,220	144,712
Pension benefits	40,717	43,122
Stock options	28,104	20,903
Commodity hedging contracts	26,417	(1,350)
Deferred compensation	18,697	18,935
Federal benefit of state tax	13,764
Vacation accruals	11,682	11,783
Insurance accruals	10,610	12,029
Other, net	41,073	47,388
Net deferred tax assets	$135,197	$118,803

Reconciliation of the statutory federal income tax rate to the company’s effective tax rate is as follows:

	2008	2007	2006
U.S. statutory rate	35.0%	35.0%	35.0%
State taxes on income, net of federal tax benefit	3.3	2.8	2.4
Rabbi Trust	2.2	(0.5)	(0.3)
Medicare Part D Supplement	(0.3)	(0.3)	(1.2)
Manufacture Deduction	(1.7)	(0.8)	(1.0)
All other, net	(0.9)	(0.5)	(1.4)
Effective tax rate	37.6%	35.7%	33.5%

U.S. income taxes have not been provided on undistributed earnings of foreign subsidiaries and joint ventures, which were approximately $46.5 million as of October 26, 2008. The company has reinvested such earnings overseas in foreign operations indefinitely.

Total income taxes paid during fiscal 2008, 2007, and 2006 were $144.7 million, $222.9 million, and $155.2 million, respectively.

The company adopted the provisions of FIN 48 at the beginning of fiscal 2008, on October 29, 2007. The adoption of FIN 48 resulted in a $13.9 million increase in the liability for uncertain tax positions (resulting in a total liability balance of $32.3 million), a $4.9 million increase in deferred tax assets, and a decrease in retained earnings of $9.0 million.

The following table sets forth changes in the unrecognized tax benefits, excluding interest and penalties, for fiscal 2008.

(In Thousands)
Balance as of October 29, 2007	$25,803
Tax positions related to the current period:
Increases	2,214
Decreases
Tax positions related to prior periods:
Increases	7,138
Decreases	(1,825)
Settlements	(604)
Decreases related to a lapse of applicable statute of limitations:	(42)
Balance as of October 26, 2008	$32,684

The amount of unrecognized tax benefits, including interest and penalties, at October 26, 2008, recorded in other long-term liabilities was $42.6 million, of which $25.8 million would impact the company’s effective tax rate if recognized. The company includes accrued interest and penalties related to uncertain tax positions in income tax expense, with $3.6 million included in expense for fiscal 2008. The amount of accrued interest and penalties at October 26, 2008, associated with unrecognized tax benefits was $9.9 million.

The company is regularly audited by federal and state taxing authorities. During fiscal year 2007, the United States Internal Revenue Service (I.R.S.) concluded its examination of the company’s consolidated federal income tax returns for the fiscal years through 2005. During the fourth quarter of fiscal year 2008 the I.R.S. opened an examination of the company’s consolidated federal income tax returns for fiscal years 2006 and 2007. The company is in various stages of audit by several state taxing authorities on a variety of fiscal years, as far back as 1996. While it is reasonably possible that one or more of these audits may be completed within the next 12 months and that the related unrecognized tax benefits may change, based on the status of the examinations it is not possible to reasonably estimate the effect of any amount of such change to previously recorded uncertain tax positions.

Note H

Commitments and Contingencies

In order to ensure a steady supply of hogs and turkeys, and to keep the cost of products stable, the company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods up to 15 years. The company has also entered into grow-out contracts with independent farmers to raise turkeys for the company for periods up to 25 years. Under these arrangements, the company owns the livestock, feed, and other supplies while the independent farmers provide facilities and labor. The company has also contracted for the purchase of corn, soybean meal, and other feed ingredients from independent suppliers for periods up to two years. Under these contracts, the company is committed at October 26, 2008, to make purchases, assuming current price levels, as follows:

(In Thousands)
2009	$1,094,305
2010	662,761
2011	510,474
2012	464,081
2013	325,420
Later years	828,772
Total	$3,885,813

Purchases under these contracts for fiscal 2008, 2007, and 2006 were $1.1 billion, $989.6 million, and $939.3 million, respectively.

The company has noncancelable operating lease commitments on facilities and equipment at October 26, 2008, as follows:

(In Thousands)
2009	$10,011
2010	8,070
2011	6,757
2012	5,207
2013	4,509
Later years	11,936
Total	$46,490

The company expensed $21.9 million, $23.0 million, and $23.3 million for rent in fiscal 2008, 2007, and 2006, respectively.

The company has commitments to expend approximately $104.2 million to complete construction in progress at various locations as of October 26, 2008.

As a condition to the sale of Vista International Packaging, Inc., the company has contracted to continue purchasing specified amounts of packaging materials over seven years. The contracted amounts approximate historical purchases of those items, and result in a maximum obligation of $16.0 million if those purchasing levels are not attained.

As of October 26, 2008, the company had $36.9 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the company’s self-insured workers’ compensation programs. However, that amount also includes a revocable $2.4 million standby letter of credit for obligations of an affiliated party that may arise under worker compensation claims. Letters of credit are not reflected in the company’s consolidated statements of financial position.

The company has also guaranteed a $9.0 million loan of an independent farm operator. The loan arose to provide financing to develop a hog growing operation on a tract of land in Arizona, and the term of the loan runs through November 2023. Approximately $2.9 million of the loan proceeds have been spent to-date, with the remaining $6.1 million being held in an escrow account. The company is obligated to make payments if the farm operator fails to do so, and the company made immaterial payments in fiscal 2008. As there is no current intention to spend additional funds on this project, the company estimates its maximum liability remaining under this guarantee to be approximately $2.6 million plus interest. The portion of the potential obligation currently held in escrow was not reflected in the company’s consolidated statement of financial position as of October 26, 2008.

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

A reconciliation of the number of options outstanding and exercisable (in thousands) as of October 26, 2008, and changes during the fiscal year then ended, is as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at October 28, 2007	10,939	$28.63
Granted	1,327	40.10
Exercised	(1,305)	18.96
Forfeited	(226)	37.39
Outstanding at October 26, 2008	10,735	31.04	6.1 yrs	$20,014
Exercisable at October 26, 2008	6,264	$26.62	4.7 yrs	$20,014

The weighted-average grant date fair value of stock options granted and the total intrinsic value of options exercised (in thousands) during each of the past three fiscal years is as follows:

	Fiscal Year Ended
	October 26, 2008	October 28, 2007	October 29, 2006
Weighted-average grant date fair value	$10.38	$9.41	$9.26
Intrinsic value of exercised options	$27,669	$13,937	$15,470

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model, using the following weighted-average assumptions:

	Fiscal Year Ended
	October 26, 2008	October 28, 2007	October 29, 2006
Risk-free interest rate	4.0%	4.6%	4.5%
Dividend yield	1.8%	1.6%	1.7%
Stock price volatility	21.0%	21.0%	21.0%
Expected option life	8 years	7 years	8 years

As part of the valuation process, the company reassesses the appropriateness of the inputs used in the valuation models. The company establishes the risk-free interest rate using stripped U.S. Treasury yields as of the grant date, where the remaining term is approximately the expected life of the option. The dividend yield is set based on the dividend rate approved by the company’s Board of Directors and the stock price on the grant date. The expected volatility assumption is set based primarily on historical volatility. As a reasonableness test, implied volatility from exchange traded options is also exam-ined to validate the volatility range obtained from the historical analysis. The expected life assumption is set based on an analysis of past exercise behavior by option holders. In performing the valuations for ordinary option grants, the company has not stratified option holders as exercise behavior has historically been consistent across all employee groups. For the valuation of the one-time options grant made during the first quarter of fiscal 2007, the company assumed early exercise behavior for a portion of the employee population.

The company’s nonvested shares vest after five years or upon retirement. A reconciliation of the nonvested shares (in thousands) as of October 26, 2008, and changes during the fiscal year then ended is as follows:

	Shares	Weighted- Average Grant-Date Fair Value
Nonvested at October 28, 2007	54	$33.77
Granted	25	38.97
Vested	(2)	22.51
Nonvested at October 26, 2008	77	$35.72

The weighted-average grant date fair value of nonvested shares granted, the total fair value (in thousands) of nonvested shares granted, and the fair value (in thousands) of shares that have vested during each of the past three fiscal years is as follows:

	Fiscal Year Ended
	October 26, 2008	October 28, 2007	October 29, 2006
Weighted-average grant date fair value	$38.97	$37.80	$33.44
Fair value of nonvested shares granted	$974	$1,105	$2,656
Fair value of shares vested	$43	$2,461	$3,332

Stock-based compensation expense, along with the related income tax benefit, for each of the past three fiscal years is presented in the table below. The expense includes $1.4 million (before tax) and $2.9 million (before tax) for fiscal years 2008 and 2007, respectively, related to the one-time grant of 100 stock options to all active, full-time employees during the first quarter of fiscal 2007.

	Fiscal Year Ended
(In Thousands)	October 26, 2008	October 28, 2007	October 29, 2006
Stock-based compensation expense recognized	$14,691	$15,327	$18,985
Income tax benefit recognized	(5,611)	(5,830)	(7,130)
After-tax stock-based compensation expense	$9,080	$9,497	$11,855

At October 26, 2008, there was $16.9 million of total unrecog-nized compensation cost from stock-based compensation arrangements granted under the plans. This compensation is expected to be recognized over a weighted-average period of approximately 2.6 years. During fiscal years 2008, 2007, and 2006, cash received from stock option exercises was $11.3 million, $6.2 million, and $4.1 million, respectively. The total tax benefit to be realized for tax deductions from these option exercises was $10.6 million, $5.3 million, and $7.0 million, respectively. The amounts reported for tax deductions for options exercises include $10.2 million, $4.8 million, and $4.5 million in fiscal years 2008, 2007, and 2006, respectively, of excess tax benefits which are included in “Other” under financing activities on the consolidated statements of cash flows (with an offsetting amount in other operating activities).

Shares issued for option exercises and nonvested shares may be either authorized but unissued shares, or shares of treasury stock acquired in the open market or otherwise. The number of shares available for future grants (in thousands) was 7,161 at October 26, 2008, 8,034 at October 28, 2007, and 10,771 at October 29, 2006.

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

Cash Flow Hedge: The company from time to time utilizes corn and soybean meal futures to offset the price fluctuation in the company’s future direct grain purchases. The company has entered into various NYMEX-based swaps to hedge the purchase of natural gas at certain plant locations. The company also utilizes currency futures contracts to reduce its exposure to fluctuations in foreign currencies for certain foreign-denominated transactions. The financial instruments are designated and accounted for as cash flow hedges, and the company measures the effectiveness of the hedges on a regular basis. The company recorded a charge of $3.9 million, a gain of $0.8 million, and a charge of $0.2 million to earnings in fiscal years 2008, 2007, and 2006, respectively, related to ineffectiveness. Effective gains or losses related to these cash flow hedges are reported as other comprehensive loss and reclassified into earnings, through cost of products sold (commodity positions) or net sales (currency futures), in the period or periods in which the hedged transactions affect earnings. The company typically does not hedge its grain and currency exposure beyond 24 months and its natural gas exposure beyond 36 months.

As of October 26, 2008, the company has included in accumulated other comprehensive loss hedging losses of $40.7 million (net of tax) relating to its positions, compared to hedging gains of $2.3 million (net of tax) as of October 28, 2007. The company expects to recognize the majority of these losses over the next 12 months. Gains in the amount of $40.2 million, losses of $7.9 million, and gains of $0.2 million, before tax, were reclassified into earnings in fiscal years 2008, 2007, and 2006, respectively. There were no gains or losses reclassified into earnings as a result of the discontinuance of cash flow hedges.

Fair Value Hedge: The company utilizes futures to minimize the price risk assumed when forward priced contracts are offered to the company’s commodity suppliers. The intent of the program is to make the forward priced commodities cost nearly the same as cash market purchases at the date of delivery.

The futures contracts are designated and accounted for as fair value hedges, and the company measures the effectiveness of the hedges on a regular basis. The company recorded a gain of $2.6 million, a gain of $2.2 million, and a charge of $2.0 million to earnings in fiscal years 2008, 2007, and 2006, respectively, related to ineffective positions. Changes in the fair value of the futures contracts, along with the gain or loss on the hedged purchase commitment, are marked-to-market through earnings and are recorded on the statement of financial position as a current asset and liability, respectively. Gains or losses related to these fair value hedges are recognized through cost of products sold in the period or periods in which the hedged transaction affects earnings.

As of October 26, 2008, the fair value of the company’s futures contracts included on the statement of financial position was $43.3 million, compared to $4.1 million as of October 28, 2007. Losses on closed futures contracts in the amount of $7.1 million, $11.4 million, and $0.5 million, before tax, were recognized in earnings during fiscal years 2008, 2007, and 2006, respectively. There were no gains or losses recognized into earnings as a result of a hedged firm commitment no longer qualifying as a fair value hedge.

Other: Through the fourth quarter of fiscal 2008, the company held certain futures contract positions as part of a merchandising program designed to enhance margins. The company has not applied hedge accounting to these positions. During fiscal year 2008, the company recorded a charge of $0.3 million through cost of products sold to record these contracts at their fair value, compared to a charge of $0.5 million during fiscal year 2007.

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

The Specialty Foods segment includes the Diamond Crystal Brands, Century Foods International, and Hormel Specialty Products operating segments. This segment consists of the packaging and sale of various sugar and sugar substitute products, salt and pepper products, liquid portion products, dessert mixes, ready-to-drink products, gelatin products, and private label canned meats to retail and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products.

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

(In Thousands)	2008	2007	2006
Sales to Unaffiliated Customers
Grocery Products	$947,184	$879,423	$846,494
Refrigerated Foods	3,521,672	3,270,204	3,018,589
Jennie-O Turkey Store	1,268,002	1,162,152	1,105,456
Specialty Foods	777,659	692,468	624,586
All Other	240,386	188,785	150,356
Total	$6,754,903	$6,1 93,032	$5,745,481
Intersegment Sales
Grocery Products	$0	$0	$0
Refrigerated Foods	5,834	2,801	1,885
Jennie-O Turkey Store	95,551	94,570	79,622
Specialty Foods	196	154	219
All Other
Total	101,581	97,525	81,726
Intersegment elimination	(101,581)	(97,525)	(81,726)
Total	$0	$0	$0
Net Sales
Grocery Products	$947,184	$879,423	$846,494
Refrigerated Foods	3,527,506	3,273,005	3,020,474
Jennie-O Turkey Store	1,363,553	1,256,722	1,185,078
Specialty Foods	777,855	692,622	624,805
All Other	240,386	188,785	150,356
Intersegment elimination	(101,581)	(97,525)	(81,726)
Total	$6,754,903	$6,1 93,032	$5,745,481
Segment Operating Profit
Grocery Products	$148,768	$141,445	$137,580
Refrigerated Foods	211,961	173,924	149,142
Jennie-O Turkey Store	78,306	106,890	128,734
Specialty Foods	70,124	61,448	48,579
All Other	27,001	23,085	17,292
Total segment operating profit	$536,160	$506,792	$481,327
Net interest and investment income	(56,125)	(14,083)	(20,166)
General corporate expense	(22,499)	(22,872)	(30,618)
Earnings before income taxes	$457,536	$469,837	$430,543

(In Thousands)	2008	2007	2006
Assets
Grocery Products	$425,798	$414,377	$388,493
Refrigerated Foods	1,189,783	1,100,394	964,154
Jennie-O Turkey Store	779,755	711,399	698,663
Specialty Foods	487,681	438,836	426,787
All Other	168,012	149,181	116,894
Corporate	565,442	579,463	465,315
Total	$3,616,471	$3,393,650	$3,060,306
Additions to Property Plant and Equipment
Grocery Products	$27,738	$18,890	$25,955
Refrigerated Foods	46,372	56,288	63,481
Jennie-O Turkey Store	34,394	29,685	25,814
Specialty Foods	9,371	9,690	6,363
All Other	3,555	1,595	978
Corporate	4,460	9,647	18,925
Total	$125,890	$125,795	$141,516
Depreciation and Amortization
Grocery Products	$12,657	$9,778	$9,198
Refrigerated Foods	53,261	50,585	47,222
Jennie-O Turkey Store	28,315	34,242	33,855
Specialty Foods	13,918	14,948	15,353
All Other	2,111	2,021	1,508
Corporate	15,927	15,164	13,965
Total	$126,189	$126,738	$121,101

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

	Fiscal Year Ended
	October 26, 2008	October 28, 2007	October 29, 2006
Perishable meat	53.5%	54.2%	53.8%
Poultry	19.2	19.2	19.7
Shelf-stable	17.1	16.8	17.1
Other	10.2	9.8	9.4
	100.0%	100.0%	100. 0%

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

	Fiscal Year Ended
(In Thousands)	October 26, 2008	October 28, 2007	October 29, 2006
United States	$6,408,265	$5,939,359	$5,528,197
Foreign	346,638	253,673	217,284
	$6,754,903	$6,193,032	$5,745,481

In fiscal 2008, sales to Wal-Mart Stores, Inc. (Wal-Mart) represented $875.0 million or 11.9 percent of the company’s consolidated revenues (measured as gross sales less returns and allowances). Wal-Mart is a customer for all five segments of the company.

Note L

Quarterly Results of Operations (Unaudited)

The following tabulations reflect the unaudited quarterly results of operations for the years ended October 26, 2008, and October 28, 2007.

(In Thousands, Except Per Share Data)	Net Sales	Gross Profit	Net Earnings	Basic Earnings Per Share	Diluted Earning Per Share
2008
First quarter	$1,621,165	$402,019	$88,181	$0.65	$0.64
Second quarter	1,594,084	376,639	77,561	0.57	0.56
Third quarter	1,678,142	345,694	51,947	0.38	0.38
Fourth quarter	1,861,512	397,395	67,811	0.50	0.50
2007
First quarter	$1,504,083	$359,437	$75,325	$0.55	$0.54
Second quarter	1,504,597	345,886	68,001	0.49	0.49
Third quarter	1,520,005	323,381	57,374	0.42	0.41
Fourth quarter	1,664,347	385,823	101,192	0.74	0.73

Shareholder Information

Independent Auditors

Ernst & Young LLP

220 South Sixth Street, Ste 1400

Minneapolis, MN 55402-4509

Stock Listing

Hormel Foods Corporation’s common stock is traded on the New York Stock Exchange under the symbol HRL. The CUSIP number is 440452100. There are approximately 11,576 record shareholders and 23,170 shareholders whose shares are held in street name by brokerage firms and financial institutions.

The annual certification of the company’s compliance with corporate governance listing standards required by Section 303A.12(a) of the New York Stock Exchange (NYSE) Listed Company Manual was submitted to the NYSE on February 15, 2008. The company filed with the Securities and Exchange Commission (SEC), as Exhibits 31.1 and 31.2, to its Form 10-K filed on December 27, 2007, the Sarbanes-Oxley Act Section 302 certification regarding the quality of the company’s public disclosure.

Common Stock Data

The high and low prices of the company’s common stock and the dividends per share declared for each fiscal quarter of 2008 and 2007, respectively, are shown below:

2008	High	Low	Dividend
First Quarter	41.82	34.90	0.185
Second Quarter	42.64	37.24	0.185
Third Quarter	41.98	33.99	0.185
Fourth Quarter	38.08	27.26	0.185

2007	High	Low	Dividend
First Quarter	39.09	34.83	.1500
Second Quarter	39.15	36.05	.1500
Third Quarter	39.88	35.00	.1500
Fourth Quarter	37.36	30.04	.1500

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

Since December 2004, the company has participated in the Direct Registration Profile Modification System (DRPMS). Transfers or issuances of shares are now issued in book- entry form, unless you specifically request a stock certificate. A statement will be delivered to you reflecting any transactions processed in your account.

The transfer agent makes shareholder account data available to shareholders of record via the Internet. This service allows shareholders to view various account details, such as certificate information, dividend payment history, and/or dividend reinvestment plan records, over a secure Internet connection with the required entry of a tax identification number and a PIN number. Information is avail able 24 hours per day, seven days a week. If you are interested, you may use the Web site www.shareowneronline.com and access “First Time Visitor Sign Up” to arrange for a PIN setup.

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

Dividend Reinvestment Plan

Hormel Foods Corporation’s Dividend Reinvest ment Plan, available to record share holders, allows for full dividend reinvestment and voluntary cash purchases with brokerage commissions or other service fees paid by the company. Automatic debit for cash contribution is also available. This is a convenient method to have money automatically withdrawn each month from a checking or savings account and invested in your Dividend Reinvestment Plan account. To enroll in the plan or obtain additional information, contact Wells Fargo Bank, N.A., using the address or telephone number provided with its listing in this section as company transfer agent and registrar. Enrollment in the plan is also available on the Internet at www.shareowneronline.com.

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

Annual Meeting

The Annual Meeting of Shareholders will be held Tuesday, January 27, 2009, in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m.

Questions about Hormel Foods

Shareholder Inquiries

(507) 437-5944

Analyst/Investor Inquiries

(507) 437-5248

Media Inquiries

(507) 437-5345

Consumer Response

Inquiries regarding products of Hormel Foods Corporation should be addressed:

Consumer Response

Hormel Foods Corporation

1 Hormel Place

Austin, MN 55912-3680
or call 1-800-523-4635

Trademarks

References in italic within this report represent valuable trademarks owned or licensed by Hormel Foods, LLC or its subsidiaries.

Corporate Officers

Jeffrey M. Ettinger*	Thomas R. Day	Phillip L. Minerich, Ph.D.
Chairman of the Board,	Senior Vice President	Vice President
President and Chief Executive Officer
	William F. Snyder	Kurt F. Mueller
Gary J. Ray*	Senior Vice President	Vice President
President, Protein Business Units
(retired effective December 31, 2008)	D. Scott Aakre	Larry J. Pfeil
	Vice President	Vice President
Ronald W. Fielding
Executive Vice President	Deanna T. Brady	Russell C. Potter
	Vice President	Vice President
Jody H. Feragen*		(retired effective December 31,2008)
Senior Vice President	Julie H. Craven
and Chief Financial Officer	Vice President	Douglas R. Reetz
Vice President
Steven G. Binder	Michael L. Devine
Group Vice President	Vice President	Bruce R. Schweitzer
	(effective October 27, 2008)	Vice President
Richard A. Bross
Group Vice President	Bryan D. Farnsworth	James N. Sheehan
President, Hormel Foods International	Vice President	Vice President and Controller

Robert A. Tegt	Roland G. Gentzler	James P. Snee
Group Vice President	Vice President and Treasurer	Vice President
President, Jennie-O Turkey Store Inc.		(effective October 27, 2008)
Dennis B. Goettsch
Michael D. Tolbert	Vice President	James M. Splinter
Group Vice President		Vice President
Daniel A. Hartzog
Larry L. Vorpahl	Vice President	Joe C. Swedberg
Group Vice President		Vice President
David P. Juhlke
James W. Cavanaugh	Vice President	Brian D. Johnson
Senior Vice President		Corporate Secretary
and General Counsel	Donald H. Kremin
Vice President

*Director