Form 10-K, Exhibit 13
period 2009-10-25
HORMEL FOODS CORP /DE/
filed 2009-12-16
CIK 48465

Exhibit 13.1

SELECTED PAGES OF 2009 ANNUAL STOCKHOLDERS’ REPORT

Selected Financial data

(in thousands, except per share amounts)	2009	2008	2007	2006	2005

Operations
Net Sales	$6,533,671	$6,754,903	$6,193,032	$5,745,481	$5,413,997
Net Earnings	342,813	285,500	301,892	286,139	254,603
% of net sales	5.25%	4.23%	4.87%	4.98%	4.70%
EBIT(1)	533,414	513,661	483,920	450,709	425,939
% of net sales	8.16%	7.60%	7.81%	7.84%	7.87%
EBITDA(2)	660,552	639,850	610,658	571,810	541,128
% of net sales	10.11%	9.47%	9.86%	9.95%	9.99%
Return on Invested Capital(3)	14.08%	13.04%	13.49%	13.91%	13.60%

Financial Position
Total Assets	3,692,055	3,616,471	3,393,650	3,060,306	2,846,560
Long-term Debt less Current Maturities	350,000	350,000	350,005	350,054	350,430
Shareholders’ Investment	2,123,452	2,007,572	1,884,783	1,802,912	1,598,730

Selected Cash Flow Data
Depreciation and Amortization	127,138	126,189	126,738	121,101	115,189
Capital Expenditures	96,961	125,890	125,795	141,516	107,094
Acquisitions of Businesses	701	27,225	125,101	78,925	366,496
Share Repurchase	38,147	69,551	86,794	36,978	22,977
Dividends Paid	101,376	95,531	81,092	75,840	69,371

Common Stock
Basic Shares	134,227	135,360	137,216	137,845	138,040
Diluted Shares	135,489	137,128	139,151	139,561	139,577
Earnings per Share—Basic	2.55	2.11	2.20	2.08	1.84
Earnings per Share—Diluted	2.53	2.08	2.17	2.05	1.82
Dividends per Share	0.76	0.74	0.60	0.56	0.52
Shareholders’ Investment per Share	15.89	14.92	13.89	13.10	11.60

The Company provides EBIT, EBITDA, and Return on Invested Capital because these measures are useful to investors as indicators of operating strength and performance relative to prior years, and are typically used to benchmark our Company’s performance against other companies in our industry. These measures are calculated as follows:

	2009	2008	2007	2006	2005
(1) EBIT:
Earnings Before Income Taxes	$524,982	$457,536	$469,837	$430,543	$406,726
Plus: Interest Expense	27,995	28,023	27,707	25,636	27,744
Less: Interest and Investment Income	(19,563)	28,102	(13,624)	(5,470)	(8,531)
EBIT	$533,414	$513,661	$483,920	$450,709	$425,939

(2) EBITDA:
EBIT per (1) above	$533,414	$513,661	$483,920	$450,709	$425,939
Plus: Depreciation and Amortization	127,138	126,189	126,738	121,101	115,189
EBITDA	$660,552	$639,850	$610,658	$571,810	$541,128

(3) Return on Invested Capital:
EBIT per (1) above	$533,414	$513,661	$483,920	$450,709	$425,939
X (1 – Effective Tax Rate)	65.30%	62.40%	64.25%	66.46%	62.60%
After-tax EBIT	348,319	320,522	310,941	299,541	266,630
Divided by:
Total Debt	350,000	450,000	420,054	350,420	361,505
Shareholders’ Investment	2,123,452	2,007,572	1,884,783	1,802,912	1,598,730
Total Debt and Shareholders’ Investment	2,473,452	2,457,572	2,304,837	2,153,332	1,960,235
Return on Invested Capital	14.08%	13.04%	13.49%	13.91%	13.60%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE OVERVIEW

Fiscal 2009

Hormel Foods achieved record earnings in fiscal 2009, with four of five operating segments surpassing last year’s results. This is a particularly impressive accomplishment in light of the recessionary challenges present throughout 2009. Our bottom-line growth was enhanced as cost inflation began to subside from the unprecedented high levels experienced in 2008. Specifically, lower raw material costs and lower freight and warehousing expenses were key drivers of our operating earnings growth. Additionally, the positive return on our rabbi trust investments significantly improved net interest and investment income, and was reflective of the strengthening financial markets during 2009.

Our top-line results were down slightly for the year. Despite a strong finish in fiscal 2008, increased competitive pressures brought on by changes in consumer spending behavior were evident in the fiscal 2009 revenue results in all our operating segments. Additional drivers of the lower revenue were the planned production cuts in our turkey business, the discontinuance of sales of Carapelli olive oil, intentional rationalization of unprofitable sales, increased promotional spending, and lower commodity prices in our pork and turkey complexes.

Grocery Products profitability benefited from improved input costs and expense variances while revenue was softened by shifting consumer trends, particularly in our microwave products. Our value-added franchises within Refrigerated Foods recorded increased profits for the year, while revenue dipped due in part to lower primal values and a continued weak foodservice environment. Lower feed costs, due to a planned reduction in turkey production and a reduced cost per ton, drove Jennie-O Turkey Store to increased profits for the year. Revenue was soft due to reduced production levels and lower market pricing. The Specialty Foods segment had decreased profits due to a challenging year for Century Foods International, which was offset in part by the strength of our private label business. Our International segment delivered improved profitability despite difficult export markets.

Fiscal 2010 Outlook

As we look toward fiscal 2010, we anticipate continued relief from input cost inflation during the first half of the year. The turkey industry is seeing a return to balance between supply and demand, which we believe will support improved earnings at our Jennie-O Turkey Store segment. Conversely, we will experience more difficult comparisons from our rabbi trust results, along with higher pension expenses. Additionally, we expect to see higher hog costs in the second half of the year.

Restoring our top-line growth during 2010 will be a priority. To achieve this, we will continue to drive our brand leadership with increased consumer advertising and store-level promotions. Innovation will continue to be top-of-mind as a growth vehicle for our business segments. The MegaMex Foods, LLC joint venture will be fully operational in 2010, and will expand our opportunities in key ethnic categories.

We will continue to look for strategic uses of our free cash flow and seek to return cash to our shareholders. For fiscal 2010, our dividend rate increased 11 percent to $0.84 per share; and we will continue to repurchase shares as authorized by our Board of Directors. Our strong cash position also allows us the flexibility to seek out investments and acquisitions that fit within the framework of our business segments.

CRITICAL ACCOUNTING POLICIES

This discussion and analysis of financial condition and results of operations is based upon the consolidated financial statements of Hormel Foods Corporation (the Company), which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company evaluates, on an ongoing basis, its estimates for reasonableness as changes occur in its business environment. The Company bases its estimates on experience, the use of independent third-party specialists, and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments, estimates, and uncertainties, and potentially result in materially different results under different assumptions and conditions. The Company believes the following are its critical accounting policies:

Inventory Valuation

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

Goodwill and Other Intangibles

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

The goodwill impairment test is a two-step process performed at the reporting unit level. The Company’s reporting units represent operating segments (aggregations of business units that have similar economic characteristics and share the same production facilities, raw materials, and labor force). First, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of each reporting unit is determined on the basis of estimated discounted cash flow. The assumptions used in the estimate of fair value, including future growth rates, terminal values, and discount rates, require significant judgment. The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future profit plans for each reporting unit, which are approved by the Company’s Board of Directors. The Company reviews product growth patterns, market share information, industry trends, peer group statistics, changes in distribution channels, and economic indicators in determining the estimates and assumptions used to develop cash flow and profit plan assumptions. Additionally, the Company performs sensitivity testing of the profit plan assumptions and discount rate to assess the impact on the fair value for each reporting unit under various circumstances.

If the first step results in the carrying value exceeding the fair value of any reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. Performance of the second step was not required for any of the Company’s reporting units for fiscal 2009, and no goodwill impairment charges were recorded.

Annual impairment testing for indefinite-lived intangible assets compares the fair value and carrying value of the intangible. The fair value of indefinite-lived intangible assets is primarily determined on the basis of estimated discounted value, using the relief from royalty method. The assumptions used in the estimate of fair value, including future sales projections and discount rates, require significant judgment. The Company considers historical performance and various Company and industry factors when determining the assumptions to use in estimating the fair value. If the carrying value exceeds fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded for the difference. Intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of long-lived assets. The remaining useful life of these assets is also evaluated at least annually during this process.

Accrued Promotional Expenses

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

Employee Benefit Plans

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

Income Taxes

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

Refrigerated Foods

This segment includes the Hormel Refrigerated, Farmer John, Burke Corporation (Burke), and Dan’s Prize operating segments. This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork and beef products for retail, foodservice, and fresh product customers. Results for the Hormel Refrigerated operating segment include the Precept Foods business, which offers a variety of case-ready beef and pork products to retail customers. Precept Foods, LLC, is a 51 percent owned joint venture between Hormel Foods Corporation and Cargill Meat Solutions Corporation, a wholly-owned subsidiary of Cargill, Incorporated.

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

FISCAL YEARS 2009 AND 2008

Consolidated Results

Net Earnings

Net earnings for the fourth quarter of fiscal 2009 were $103.9 million, an increase of 53.2 percent compared to earnings of $67.8 million for the same quarter last year. Diluted earnings per share were $0.77 compared to $0.50 for the same quarter last year. Net earnings for the year increased 20.1 percent to $342.8 million from $285.5 million in fiscal 2008. Diluted earnings per share for fiscal 2009 increased to $2.53 from $2.08 in the prior year.

Gains on investments held in the Company’s rabbi trust for supplemental executive retirement plans and deferred income plans in fiscal 2009 were a key driver of the earnings increase. The Company reported gains of $3.7 million and $15.3 million for the 2009 fourth quarter and fiscal year, respectively, compared to losses of $20.4 million and $29.0 million for the comparable periods of fiscal 2008.

Sales

Net sales for the fourth quarter decreased to $1.68 billion from $1.86 billion in 2008, a decrease of 10.0 percent. Net sales for the twelve months of fiscal 2009 decreased 3.3 percent to $6.53 billion compared to $6.75 billion last year. Tonnage for the fourth quarter decreased 3.2 percent to 1.18 billion lbs.

compared to the prior year at 1.21 billion lbs. Tonnage for the year decreased 2.6 percent to 4.56 billion lbs. from 4.68 billion lbs. in the prior year. Top-line results declined due to a combination of factors. A weak consumer environment resulted in softer sales throughout fiscal 2009, and continued to have a significant impact during the fourth quarter. Planned volume reductions at Jennie-O Turkey Store, the discontinuance of sales of Carapelli® olive oil, and product rationalizations during fiscal 2009 also contributed to the decline for the year. Net sales decreases outpacing tonnage reductions for the year also reflect lower pricing in our pork and turkey complexes. Although some economic recovery is expected during fiscal 2010, weak consumer spending will remain a challenge throughout the upcoming year and may continue to impact sales results. Formation of the MegaMex Foods, LLC joint venture will provide some top-line growth going forward.

Gross Profit

Gross profit was $304.2 million and $1.10 billion for the fourth quarter and year, respectively, compared to $276.2 million and $1.06 billion last year. As a percentage of net sales, gross profit increased to 18.2 percent for the fourth quarter compared to 14.8 percent in fiscal 2008, and increased to 16.8 percent for the year compared to 15.7 percent in fiscal 2008. The Refrigerated Foods segment realized margin gains throughout fiscal 2009 as reduced input costs were more than able to offset the impact of unfavorable cut-out margins in pork operations. These gains were most notable in the second half of the year, as a rapid increase in input costs in the latter half of fiscal 2008 had decreased margins in the Company’s value-added business units. Lower feed costs at Jennie-O Turkey Store also contributed to the margin improvement, resulting from a planned reduction in turkey production and a decreased cost per ton in fiscal 2009 compared to the prior year. Significantly lower freight expense across most segments of the Company also benefited margins for both the fourth quarter and fiscal year.

During at least the first half of fiscal 2010, the Company expects gross margins to continue to be positively impacted by lower raw material costs. In the second half of the year, higher hog costs resulting from a decreased supply may begin to negatively impact margins for Refrigerated Foods. The turkey industry has started to see a return to balance between supply and demand, which should continue to strengthen results for the Jennie-O Turkey Store segment compared to fiscal 2009. However, feed costs have been volatile recently, which may also impact margin results.

Selling, General and Administrative

Selling, general and administrative expenses for the fourth quarter and year were $142.7 million and $567.1 million, respectively, compared to $132.9 million and $552.5 million last year. As a percentage of net sales, selling, general and administrative expenses for the fourth quarter increased to 8.5 percent of net sales compared to 7.1 percent of net sales in the prior year. For the fiscal year, the expenses increased to 8.7 percent from 8.2 percent in fiscal 2008. Increases for both the fourth quarter and fiscal year reflect higher employee incentive plan costs, increased pension and medical expenses, and additional charitable contributions compared to fiscal 2008. These increases offset reductions in travel and advertising expenses compared to the prior year. As a percentage of net sales, the Company expects selling, general and administrative expenses to approximate 8.8 percent in fiscal 2010, which reflects an anticipated year over year increase in advertising expenses, as well as a notable increase in pension expenses.

Research and development expenses were $6.5 million and $25.4 million for the fourth quarter and year, respectively, compared to $5.7 million and $22.7 million in 2008. Research and development expenses are again expected to increase during fiscal 2010, as product innovation and expansions of value-added product lines continue to be priorities for the Company.

Equity in Earnings of Affiliates

Equity in earnings of affiliates was $0.7 million and $1.6 million for the fourth quarter and year, respectively, compared to $0.8 million and $4.2 million last year. Equity for both the fourth quarter and fiscal year was negatively impacted by the dissolution of the Company’s Carapelli USA, LLC joint venture in the second quarter of fiscal 2009. Notable declines for the year were also reported by the Company’s 40 percent owned Philippine joint venture, Purefoods-Hormel Company, and the Company’s 49 percent owned joint venture, San Miguel Purefoods (Vietnam) Co. Ltd. These declines were partially offset by stronger results from the Company’s 50 percent owned joint venture, Herdez Corporation. Minority interests in the Company’s consolidated investments are also reflected in these figures, and remained comparable to the prior year.

On October 26, 2009, subsequent to the end of the fiscal year, the Company completed the formation of MegaMex Foods, LLC, a joint venture which will market Mexican foods in the United States. The Company will have a 50 percent ownership interest in this joint venture, and the investment will be included in the Grocery Products segment. As a result of this new joint venture, as well as improved performance anticipated from the Company’s other joint venture operations, the Company expects equity in earnings of affiliates to increase in fiscal 2010.

In conformity with U.S. generally accepted accounting principles, the Company accounts for its majority-owned operations under the consolidation method. Investments in which the Company owns a minority interest are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the Consolidated Statement of Financial Position as investments in and receivables from affiliates. The composition of this line item at October 25, 2009, was as follows:

Country	Investments/Receivables
(in thousands)
United States	$3,572
Philippines	56,609
Vietnam	21,816
Mexico	4,161
Japan	441
Total	$86,599

Income Taxes

The Company’s effective tax rate for the fourth quarter and year was 34.1 percent and 34.7 percent, respectively, in fiscal 2009 compared to 41.9 percent and 37.6 percent, respectively, for the quarter and year in fiscal 2008. The lower rate for both the fourth quarter and fiscal year is primarily due to positive returns on the Company’s rabbi trust investments in the current year versus significant losses in the prior year, which are not subject to tax. The Company expects the effective tax rate in fiscal 2010 to be between 35.0 and 36.0 percent.

Segment Results

Net sales and operating profits for each of the Company’s segments are set forth below. The Company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating profit and other financial information shown below. (Additional segment financial information can be found in Note L “Segment Operating Results.”)

	Fourth Quarter Ended			Year Ended
(in thousands of dollars)	October 25, 2009	October 26, 2008	% Change	October 25, 2009	October 26, 2008	% Change
Net Sales
Grocery Products	$232,043	$263,383	(11.9)	$924,682	$947,184	(2.4)
Refrigerated Foods	857,178	941,413	(8.9)	3,436,242	3,521,672	(2.4)
Jennie-O Turkey Store	337,544	374,132	(9.8)	1,227,709	1,268,002	(3.2)
Specialty Foods	189,051	214,337	(11.8)	708,730	777,659	(8.9)
All Other	59,286	68,247	(13.1)	236,308	240,386	(1.7)
Total	$1,675,102	$1,861,512	(10.0)	$6,533,671	$6,754,903	(3.3)
Segment Operating Profit
Grocery Products	$46,004	$40,939	12.4	$162,531	$148,768	9.3
Refrigerated Foods	70,440	57,199	23.1	226,171	211,961	6.7
Jennie-O Turkey Store	25,062	23,716	5.7	86,909	78,306	11.0
Specialty Foods	21,247	19,423	9.4	68,484	70,124	(2.3)
All Other	9,695	6,348	52.7	27,631	27,001	2.3
Total segment operating profit	172,448	147,625	16.8	571,726	536,160	6.6
Net interest and investment income	(4,481)	(27,387)	83.6	(8,432)	(56,125)	85.0
General corporate expense	(10,294)	(3,517)	(192.7)	(38,312)	(22,499)	(70.3)
Earnings before income taxes	$157,673	$116,721	35.1	$524,982	$457,536	14.7

Grocery Products

Grocery Products net sales decreased 11.9 percent for the fourth quarter and 2.4 percent for the year compared to fiscal 2008. Tonnage decreased 6.9 percent for the quarter and 2.6 percent for the year compared to prior year results. Top-line results for both the fourth quarter and year were negatively impacted by the discontinuance of sales of Carapelli® olive oil at the end of the second quarter of fiscal 2009, as well as the rationalization of certain other non-strategic product lines. Increased promotional support also contributed to the sales decline. This segment experienced weakness in consumer spending, particularly in the microwave category, as sales of Hormel® Compleats® microwave meals declined compared to fiscal 2008 levels due to the ongoing economic trend away from convenience items. Sales of Hormel® chili remained strong, showing double-digit sales increases for both the fourth quarter and fiscal year compared to 2008.

Segment profit for Grocery Products increased 12.4 percent for the fourth quarter and 9.3 percent for the year compared to fiscal 2008. Lower pork input costs, product mix improvements, and pricing advances taken early in the year provided a substantial benefit throughout fiscal 2009.

Increased sales of our SPAM® family of products and decreased expenses related to freight, warehousing, and packaging also contributed to the improved profit results.

Balanced revenue and segment profit growth in core product lines will be a priority for Grocery Products in fiscal 2010. Formation of the MegaMex Foods, LLC joint venture will provide additional top-line growth and equity in earnings for this segment. Construction of the new production facility in Dubuque, Iowa, will be completed early in the year, which will provide additional capacity for both canned and microwave tray items. Lower input costs are expected to provide some additional benefit in the first half of 2010, but are anticipated to increase in the latter half of the year, which may negatively impact margins as the year progresses.

Refrigerated Foods

Net sales by the Refrigerated Foods segment were down 8.9 percent for the fourth quarter and 2.4 percent for the twelve months compared to fiscal 2008. Tonnage increased 1.0 percent for the fourth quarter and decreased 1.0 percent for the fiscal year as compared to 2008. Weak economic conditions impacted sales results for this segment throughout fiscal 2009, most notably in the Foodservice business unit. Lower primal values also resulted in reduced prices for commodity pork, hams, and bacon.

Segment profit for Refrigerated Foods increased 23.1 percent in the fourth quarter and 6.7 percent for the twelve months, compared to fiscal 2008. The Company’s hog processing for the fourth quarter decreased 1.8 percent to 2.40 million hogs from 2.45 million hogs for the comparable period last year. For the fiscal year, hog processing decreased 1.1 percent to 9.44 million hogs from 9.55 million hogs in fiscal 2008. Lower input costs and a more favorable product mix for our value-added businesses were the key drivers of the improved profit results compared to fiscal 2008. Sizable pork operating losses, generated by unfavorable cut-out margins compared to the prior year and reserve adjustments related to producer contracts, offset a portion of these gains. A significant reduction in freight expenses during fiscal 2009 also strengthened the profit results for this segment.

Although the Meat Products business unit experienced an overall sales decline in the fourth quarter, their results on key product lines remained strong. For the fourth quarter and fiscal year, double-digit sales growth was achieved for Hormel® retail pepperoni, Di Lusso® products, and prepared deli foods. Sales of Hormel® Natural Choice® lunchmeats and Hormel® party trays also showed notable gains for 2009 compared to the prior year. The Company is pursuing additional initiatives in fiscal 2010 to support the Hormel® brand, which should have a favorable impact on sales results for Meat Products in upcoming quarters. The Foodservice business unit reported an overall sales decline for the year, as they continued to experience decreased travel and restaurant business due to the economic conditions that have existed throughout fiscal 2009. Although some recovery in the foodservice sector is expected in 2010, the Company does not expect to see improvement in the near term, and continues to pursue other foodservice channels to offset a portion of the lost sales.

Farmer John was challenged throughout fiscal 2009, as the lower hog markets generated significant losses for the Company’s live hog production operations. Improvements in those markets, as well as the continued expansion of value-added products, are expected to improve the results for this business unit in 2010.

Industry-wide sow liquidations did not reduce the hog supply as quickly as anticipated during fiscal 2009, and have been partially offset by increased productivity. The Company expects some additional decline in supply during fiscal 2010. This decline may increase input costs moderately in the first half of the year, and will likely increase more significantly in the second half of the year, which will impact margins for Refrigerated Foods. However, improved pork operating margins should provide some benefit. The impact of economic conditions, particularly in the foodservice sector, also continues to be a concern entering 2010.

Jennie-O Turkey Store

Jennie-O Turkey Store (JOTS) net sales for the fourth quarter and year decreased 9.8 percent and 3.2 percent, respectively, compared to fiscal 2008. Tonnage decreased 6.3 percent for the fourth quarter and 3.1 percent for the twelve months, compared to prior year results. Lower commodity meat sales, due to overall lower market pricing compared to the prior year, were the key driver of the sales decline. Planned volume reductions also impacted sales, and JOTS ended the year with significantly lower inventory levels compared to fiscal 2008. Value-added net sales also declined during the second half of the fiscal year, reflecting the ongoing impact of weak economic conditions.

Segment profit for JOTS increased 5.7 percent for the fourth quarter and 11.0 percent for the year compared to fiscal 2008. Lower feed costs, due to the planned reductions in turkey production and a decreased cost per ton, have been the key driver of the improved profit results throughout fiscal 2009. Commodity markets were low as the industry experienced an oversupply of breast meat and whole birds during the majority of the fiscal year. Export markets were also volatile during 2009. The volume reductions noted above were able to reduce the Company’s exposure to the lower markets and allowed JOTS to avoid generating surplus breast meat. JOTS also benefited from significantly reduced freight expenses during fiscal 2009.

Value-added net sales for JOTS declined in the latter half of 2009, but maintained a slight increase for the fiscal year compared to 2008. Products such as Jennie-O Turkey Store® tray pack products, pan roasts, and franks ended the year with strong fourth quarter results, but were unable to offset decreases in other retail and deli product lines. Weak consumer demand remains a concern and the Company will continue to support key products with advertising and promotional support to improve value-added sales results in upcoming quarters.

Production cutbacks have continued to decrease industry supplies, and cold storage levels have recently started to decline. As a result, commodity pricing improved at the end of fiscal 2009 and should begin to enhance profit results for JOTS in fiscal 2010. However, feed costs have also been volatile recently, which may impact margins for this segment going forward.

Specialty Foods

Specialty Foods net sales decreased 11.8 percent for the fourth quarter and 8.9 percent for the twelve months compared to fiscal 2008. Tonnage decreased 8.3 percent for the quarter and 9.0 percent for the twelve months compared to last year. The Boca Grande Foods, Inc. (Boca Grande) acquisition contributed an incremental $13.8 million of net sales and 15.8 million lbs. of tonnage to the fiscal year 2009 results for this segment.

Specialty Foods segment profit increased 9.4 percent for the fourth quarter but decreased 2.3 percent for the year compared to fiscal 2008. Results for the operating segments within Specialty Foods were mixed. The strong results for the fourth quarter and year were driven by improved sales and margins on HSP private label canned meats, which offset reductions in contract packaging sales. An overall reduction in freight and warehousing expenses also provided a benefit to this segment throughout fiscal 2009. For the full year, however, these gains were not enough to offset lower results at CFI due to decreased sales of nutritional powders, ready-to-drink products, and ingredient blends. Although results for DCB were relatively flat for the fourth quarter, product mix improvements resulting in increased sales of sugar substitutes, nutritional products, and liquid portion products contributed to profit increases for the full year compared to fiscal 2008.

Looking forward, this segment expects sales of private label canned goods to remain strong entering 2010. Contract packaging sales at CFI are also expected to rebound following the slowdowns experienced during fiscal 2009. DCB will continue to be challenged with competitive pricing pressures on certain key product lines, but anticipates profit growth during the upcoming year.

All Other

All Other net sales decreased 13.1 percent for the fourth quarter and 1.7 percent for the year compared to fiscal 2008. Export sales of fresh pork were weak, most notably in the fourth quarter, due the continuing weak global economy and certain bans still in place related to the H1N1 flu virus.

All Other segment profit increased 52.7 percent and 2.3 percent for the quarter and year, respectively, compared to last year. The significant increase in the fourth quarter was due to lower raw material, freight, and advertising costs, which also provided some benefit on an annual basis. Currency exchange rates, which had been unfavorable throughout much of fiscal 2009, began to show some improvement late in the year and also contributed to the increased profits for this segment. The improved currency markets and lower raw materials costs are expected to continue in the first half of fiscal 2010, which should strengthen profit results. The gains realized due to lower expenses for the year were partially offset by the Company’s international joint ventures, which reported a substantial profit decrease compared to fiscal 2008 results.

Unallocated Income and Expenses

The Company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The Company also retains various other income and unallocated expenses at corporate. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment income for the fourth quarter and year was a net expense of $4.5 million and $8.4 million, respectively, compared to a net expense of $27.4 million and $56.1 million for the comparable periods of fiscal 2008. Positive investment returns on the Company’s rabbi trust for supplemental executive retirement plans and deferred income plans was the key driver of the improved results, increasing $24.1 million and $44.2 million for the fourth quarter and fiscal year, respectively, compared to the losses that were incurred in fiscal 2008. Fiscal 2009 results also include a $3.6 million pretax gain recognized on the dissolution of the Company’s Carapelli USA, LLC joint venture. Additionally, the Company recorded a $2.4 million investment write-off in fiscal 2008. These investment gains were partially offset by $2.1 million of additional amortization expense related to the Company’s affordable housing investments during fiscal 2009. Interest expense of $28.0 million for fiscal 2009 was even with fiscal 2008. The only debt balance remaining at the end of fiscal 2009 relates to the Company’s $350.0 million senior notes which mature in 2011. The Company expects interest expense to be between $27.0 million and $29.0 million for fiscal 2010.

General corporate expense for the fourth quarter and year was $10.3 million and $38.3 million, respectively, compared to $3.5 million and $22.5 million for the prior year quarter and twelve months. Increases for both the fourth quarter and year are primarily due to higher employee compensation plan costs and additional charitable contributions compared to the prior year. The increased expense for the year also reflects higher medical and pension related expenses, which are expected to continue into fiscal 2010.

FISCAL YEARS 2008 AND 2007

Consolidated Results

Net Earnings

Net earnings for the fourth quarter of fiscal 2008 were $67.8 million, a decrease of 33.0 percent compared to earnings of $101.2 million for the same period in fiscal 2007. Diluted earnings per share were $0.50 compared to $0.73 for the same period in 2007. Net earnings for the year decreased 5.4 percent to $285.5 million from $301.9 million in fiscal 2007. Diluted earnings per share for fiscal 2008 decreased to $2.08 from $2.17 in 2007.

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

Sales

Net sales for the fourth quarter increased to $1.86 billion from $1.66 billion in 2007, an increase of 11.8 percent. Net sales for the twelve months of fiscal 2008 increased 9.1 percent to $6.75 billion compared to $6.19 billion in 2007. Tonnage for the fourth quarter of fiscal 2008 increased 3.4 percent to 1.21 billion lbs. compared to 1.17 billion lbs. in 2007. Tonnage for the year increased 5.0 percent to 4.68 billion lbs. from 4.46 billion lbs. in 2007. Tonnage growth in fiscal 2008 was driven by a combination of value-added sales growth and additional commodity meat sales. Net sales growth outpacing tonnage increases primarily reflected the impact of pricing advances taken throughout fiscal 2008 in response to significantly higher input costs compared to fiscal 2007.

Fourth quarter net sales and tonnage comparisons for fiscal 2008 were positively impacted by the third quarter 2008 acquisition of Boca Grande and the fourth quarter 2007 acquisition of Burke. Full-year comparisons also benefited from the first quarter 2007 acquisition of Provena Foods Inc. (Provena). On a combined basis, these acquisitions contributed an incremental $23.2 million of net sales and 15.1 million lbs. of tonnage to the fourth quarter 2008 results, and $129.5 million of net sales and 88.2 million lbs. of tonnage to the total fiscal 2008 results. Excluding the impact of these acquisitions, net sales and tonnage increased 10.5 percent and 2.1 percent, respectively, compared to the fourth quarter of fiscal 2007, and increased 7.0 percent and 3.0 percent, respectively, compared to total fiscal 2007.

Gross Profit

Gross profit was $276.2 million and $1.06 billion for the fourth quarter and year, respectively, compared to $278.0 million and $1.00 billion in fiscal 2007. As a percentage of net sales, gross profit decreased to 14.8 percent for the fourth quarter compared to 16.7 percent in 2007, and decreased to 15.7 percent for the year compared to 16.2 percent in 2007. Although value-added sales growth remained strong during fiscal 2008, several factors negatively impacted margin results compared to fiscal 2007. Higher grain input costs drove substantial margin declines throughout fiscal 2008, most notably in the Jennie-O Turkey Store segment which reported higher feed related costs for the year of approximately $167.0 million, which were not fully recovered through pricing advances or the Company’s hedging programs. In the second half of fiscal 2008, an oversupply of turkey breast meat in the market also kept commodity prices low and further reduced margins. In Refrigerated Foods, lower hog markets resulted in higher margins in the first half of the year. However, a rapid increase in input costs in the latter half of the year pressured margins in the Company’s value-added business units, as pricing could not be advanced quickly enough to recover the increased expenses. Margins in fiscal 2008 also reflected higher shipping and handling costs of $13.3 million and $48.1 million for the fourth quarter and fiscal year, respectively, compared to fiscal 2007, primarily due to higher fuel costs.

Selling, General and Administrative

Selling, general and administrative expenses for the 2008 fourth quarter and fiscal year were $132.9 million and $552.5 million, respectively, compared to $123.7 million and $522.4 million in fiscal 2007. Advertising expenses increased for both the fourth quarter and fiscal year, and comparisons for the twelve months reflected lower gains on natural gas hedges and higher travel expenses in fiscal 2008. In addition, the increase for the full year included the impact of a change in allocation methodology for one of the Company’s operating segments. Certain expenses were reclassified from cost of products sold into selling, general and administrative expense, making the classification more consistent across the Company. Finally, the increased expense for both the fourth quarter and fiscal year included the impact of a $4.8 million gain on the sale of a Company airplane in the fourth quarter of fiscal 2007.

As a percentage of net sales, selling, general and administrative expenses for the fourth quarter decreased to 7.1 percent of net sales compared to 7.4 percent of net sales in fiscal 2007. For the fiscal year, the expenses declined to 8.2 percent from 8.4 percent in 2007. The percentage declines reflected the impact of pricing initiatives taken throughout fiscal 2008.

Research and development expenses were $5.7 million and $22.7 million for the 2008 fourth quarter and year, respectively, compared to $6.0 million and $21.5 million in 2007.

Equity in Earnings of Affiliates

Equity in earnings of affiliates was $0.8 million and $4.2 million for the fourth quarter and year, respectively, compared to $1.4 million and $3.5 million in 2007. Declines for the quarter were experienced by the majority of the Company’s joint venture operations. For the fiscal year, improved performance was most notable for the Company’s former joint venture, Carapelli USA, LLC, and the Company’s 49 percent owned joint venture, San Miguel Purefoods (Vietnam) Co. Ltd. Minority interests in the Company’s consolidated investments are also reflected in these figures, representing decreased earnings of $1.2 million for fiscal year 2008 compared to 2007.

In conformity with U.S. generally accepted accounting principles, the Company accounts for its majority-owned operations under the consolidation method. Investments in which the Company owns a minority interest are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the Consolidated Statement of Financial Position as investments in and receivables from affiliates. The composition of this line item at October 26, 2008, was as follows:

Country	Investments/Receivables
(in thousands)
United States	$11,190
Philippines	55,753
Vietnam	22,026
Mexico	4,648
Total	$93,617

Income Taxes

The Company’s effective tax rate for the fourth quarter and year was 41.9 percent and 37.6 percent, respectively, in fiscal 2008 compared to 34.9 percent and 35.7 percent, respectively, for the quarter and year in fiscal 2007. The higher rate for both the fourth quarter and fiscal year was primarily due to the significant losses incurred on the Company’s rabbi trust, which are not tax deductible. These increases were partially offset by a statutory increase in the federal manufacturing activities deduction, which had risen from 3.0 percent of qualified manufacturing expenses in fiscal 2007 to 6.0 percent of such expenses in fiscal 2008.

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

	Fourth Quarter Ended			Year Ended
(in thousands of dollars)	October 26, 2008	October 28, 2007	% Change	October 26, 2008	October 28, 2007	% Change
Net Sales
Grocery Products	$263,383	$247,432	6.4	$947,184	$879,423	7.7
Refrigerated Foods	941,413	850,608	10.7	3,521,672	3,270,204	7.7
Jennie-O Turkey Store	374,132	336,906	11.0	1,268,002	1,162,152	9.1
Specialty Foods	214,337	178,626	20.0	777,659	692,468	12.3
All Other	68,247	50,775	34.4	240,386	188,785	27.3
Total	$1,861,512	$1,664,347	11.8	$6,754,903	$6,193,032	9.1
Segment Operating Profit
Grocery Products	$40,939	$42,399	(3.4)	$148,768	$141,445	5.2
Refrigerated Foods	57,199	51,031	12.1	211,961	173,924	21.9
Jennie-O Turkey Store	23,716	42,129	(43.7)	78,306	106,890	(26.7)
Specialty Foods	19,423	13,050	48.8	70,124	61,448	14.1
All Other	6,348	6,892	(7.9)	27,001	23,085	17.0
Total segment operating profit	147,625	155,501	(5.1)	536,160	506,792	5.8
Net interest and investment income	(27,387)	(172)	(15,822.7)	(56,125)	(14,083)	(298.5)
General corporate (expense) income	(3,517)	179	(2,064.8)	(22,499)	(22,872)	1.6
Earnings before income taxes	$116,721	$155,508	(24.9)	$457,536	$469,837	(2.6)

Grocery Products

Grocery Products net sales increased 6.4 percent for the quarter and 7.7 percent for the year compared to fiscal 2007. Tonnage decreased 1.2 percent for the quarter and increased 3.4 percent for the year compared to fiscal 2007 results.

Top-line growth for fiscal 2008 was due to volume gains on core product lines. Notable growth was reported on the SPAM® family of products and Hormel® chili. Dinty Moore® stew also showed improved results, following the introduction of the new Big Bowl microwave products in the second half of the year. Net sales for both the fourth quarter and year also benefited from pricing advances taken on several product lines throughout fiscal 2008. The tonnage decline for the fourth quarter resulted primarily from softening sales of Hormel® Compleats® microwave meals, driven by higher pricing and a shift in consumer buying preferences due to current economic conditions.

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

Refrigerated Foods

Net sales by the Refrigerated Foods segment were up 10.7 percent for the quarter and 7.7 percent for the twelve months compared to fiscal 2007. Tonnage increased 1.2 percent for the quarter and 4.4 percent for the fiscal year as compared to 2007. Net sales and tonnage comparisons were positively impacted by the fourth quarter 2007 acquisition of Burke, and year to date comparisons also benefited from the first quarter 2007 acquisition of Provena. These acquisitions contributed an incremental $15.9 million of net sales and 6.9 million lbs. of tonnage to the fourth quarter 2007 results, and $119.7 million of net sales and 76.8 million lbs. of tonnage to the twelve month results. Excluding the impact of these acquisitions, net sales increased 8.8 percent while tonnage remained flat compared to the fiscal 2007 fourth quarter, and net sales and tonnage increased 4.0 percent and 1.2 percent, respectively, compared to total fiscal 2007.

Segment profit for Refrigerated Foods increased 12.1 percent in the fourth quarter and 21.9 percent for the twelve months, compared to fiscal 2007. Following a rapid increase in raw material costs in the third and early fourth quarter, declining hog prices and increasing cutout values strengthened pork margins during the latter half of the quarter. Overall, markets were favorable for the full year, as hog costs remained flat compared to fiscal 2007 while cutout values increased 1.7 percent. The Company’s hog processing for the fourth quarter of 2008 increased 3.1 percent to 2.45 million hogs from 2.37 million hogs for the comparable period in 2007. For fiscal year 2008, hog processing increased 1.8 percent to 9.55 million hogs from 9.38 million hogs in fiscal 2007.

The value-added business units in Refrigerated Foods experienced mixed results during fiscal 2008. Strong first half profit results were driven by lower pork input costs and strong sales growth. In the second half, however, the Meat Products unit struggled with rapidly rising input costs and was unable to advance pricing quickly enough to recover the additional expense. Overall demand remained strong, particularly on Hormel® Natural Choice® deli meats, Hormel® refrigerated entrees, and Hormel® Always Tender® flavored meats. The Foodservice unit also faced a difficult economic environment in the latter half of fiscal 2008, as an industry-wide decline in away-from-home dining negatively impacted both top and bottom-line results. This unit continued to pursue opportunities in other channels and ended 2008 with strong fourth quarter sales in several categories, including BBQ/Café H®, pork sausage, turkey, and roast beef.

Farmer John reported improved results for both the 2008 fourth quarter and fiscal year compared to 2007, driven primarily by an improved sales mix and strong demand for their domestic and export fresh pork business. These gains were able to offset a portion of the substantial losses incurred at the Company’s hog production facilities due to lower hog markets in the first half of the year and higher feed costs throughout fiscal 2008. Retail margins were also negatively impacted by higher raw materials costs in the second half of 2008, and price increases were implemented to recover a portion of these margin losses entering fiscal 2009.

Dan’s Prize, Inc., the Company’s wholly owned processor and seller of beef products, also faced a challenging year. Overall demand for beef was weaker in fiscal 2008 due to large supplies of competitive proteins. Tighter raw material supplies also caused input costs to exceed the prior year, which were not fully recovered through pricing advances.

Jennie-O Turkey Store

JOTS net sales for the fourth quarter and year increased 11.0 percent and 9.1 percent, respectively, compared to fiscal 2007. Tonnage increased 4.2 percent for the fourth quarter and 5.7 percent for the twelve months, compared to fiscal 2007 results. Commodity meat sales were significantly higher during fiscal 2008, resulting from heavier bird weights and improved liabilities compared to fiscal 2007. Value-added net sales growth continued despite tonnage declines, reflecting the impact of pricing initiatives throughout fiscal 2008.

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

Despite the unfavorable market conditions, JOTS remained focused on growing their value-added businesses. In the Retail unit, demand for the Jennie-O Turkey Store® Oven ReadyTM line, Jennie-O Turkey Store® tray pack products, and Jennie-O Turkey Store® turkey burgers remained strong. Gains were also noted during the 2008 fourth quarter for Jennie-O Turkey Store® rotisserie turkey breast in the Deli unit.

Specialty Foods

The Specialty Foods segment had excellent results in fiscal 2008, as net sales increased 20.0 percent for the fourth quarter and 12.3 percent for the twelve months compared to fiscal 2007. Tonnage increased 9.6 percent for the quarter and 5.0 percent for the twelve months compared to 2007. Net sales and tonnage comparisons were positively impacted by the third quarter 2008 acquisition of Boca Grande. In 2008, this acquisition contributed an incremental $7.3 million of net sales and 8.2 million lbs. of tonnage to the fourth quarter results, and $9.8 million of net sales and 11.4 million lbs. of tonnage to the twelve month results.

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

All Other

All Other net sales increased 34.4 percent for the fourth quarter and 27.3 percent for the year compared to fiscal 2007. Strong HFI export sales of the SPAM® family of products and fresh pork were key drivers of the results for both the fourth quarter and fiscal year.

All Other segment profit decreased 7.9 percent and increased 17.0 percent for the quarter and year, respectively, compared to 2007. Following three strong quarters, high raw material and freight costs and the strengthening of the dollar against key currencies caused profit declines for this segment in the 2008 fourth quarter. Pricing advances were able to offset only a portion of these costs increases. Some relief in raw material costs was experienced toward the latter part of the fourth quarter, which provided some margin benefit going into the first quarter of fiscal 2009.

HFI’s China operations reported profit declines for both the fourth quarter and year, compared to fiscal 2007. Record high raw material costs and decreased exports were the primary drivers of the decrease.

Unallocated Income and Expenses

The Company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The Company also retains various other income and unallocated expenses at corporate. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment income for the 2008 fourth quarter and year was a net expense of $27.4 million and $56.1 million, respectively, compared to a net expense of $0.2 million and $14.1 million for the comparable periods of fiscal 2007. Losses on investments held in the Company’s rabbi trust for supplemental executive retirement plans and deferred income plans were the key driver of the increased net expense, with investment results down $25.0 million and $35.9 million for the fourth quarter and fiscal year, respectively, compared to 2007. A $2.0 million gain on the dissolution of the Company’s Patak’s joint venture was also recorded in the fourth quarter of fiscal 2007. Interest expense of $28.0 million for fiscal 2008 was comparable to fiscal 2007. The Company ended the year with $100.0 million outstanding on its short-term line of credit, related to working capital needs. The only other material debt balance at the end of fiscal 2008 related to the Company’s $350.0 million senior notes which mature in 2011.

General corporate (expense) income for the 2008 fourth quarter and year was $(3.5) million and $(22.5) million, respectively, compared to $0.2 million and $(22.9) million for the 2007 fourth quarter and twelve months. The increased expense for the quarter was primarily due to a $4.8 million gain on the sale of a Company airplane in the fourth quarter of fiscal 2007. Excluding this gain, expenses declined in the fourth quarter of fiscal 2008 primarily due to lower inventory valuation adjustments. The decreased expense for the fiscal year also reflected lower benefit-related expenses and lower stock option expense associated with the one-time grant of 100 stock options to all active, full-time employees in fiscal 2007.

RELATED PARTY TRANSACTIONS

Certain employees of the Company provide administrative services to The Hormel Foundation, which beneficially owns more than five percent of the Company’s common stock, for which The Hormel Foundation reimburses the Company for its fully allocated cost for the employee time and expenses.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $385.3 million at the end of fiscal year 2009 compared to $154.8 million at the end of fiscal year 2008.

During fiscal 2009, cash provided by operating activities was $550.8 million compared to $271.6 million in 2008. The increase in cash provided by operating activities primarily reflects higher earnings and favorable working capital changes, as the Company focused on decreasing accounts receivable, inventories, and prepaid expense balances during fiscal 2009. These increases were partially offset by $100.0 million of discretionary contributions made to fund the Company’s pension plans during fiscal 2009, compared to $13.7 million of discretionary funding during fiscal 2008.

Cash used in investing activities decreased to $85.2 million in fiscal year 2009 from $154.2 million in fiscal year 2008. A lower cash outflow related to acquisition activity was a primary driver of the decrease. The acquisition of Boca Grande for a preliminary purchase price of $23.3 million was completed in fiscal 2008. Expenditures on fixed assets in fiscal 2009 also decreased to $97.0 million from $125.9 million in the prior year. The most significant project during 2009 was the ongoing construction of the Company’s new production facility in Dubuque, Iowa. For fiscal 2010, the Company expects capital expenditures to approximate $140.0 to $150.0 million, which exceeds estimated depreciation expense.

Cash used in financing activities was $235.1 million in fiscal 2009 compared to $112.4 million in fiscal 2008. The increase in cash used in financing activities was primarily due to increased payments on short-term debt. The Company ended fiscal 2008 with an outstanding short-term debt balance of $100.0 million primarily related to working capital needs, which was repaid during fiscal 2009. Financing cash flows generated from the Company’s stock option plan also decreased $17.8 million compared to the prior year.

Repurchases of common stock continue to be a significant financing activity for the Company, with $38.1 million and $69.6 million used for repurchases in fiscal 2009 and 2008, respectively. During the year, the Company repurchased 1.2 million shares of its common stock at an average price per share of $33.10 under the repurchase plan approved by the Company’s Board of Directors in October 2002. These transactions result in a total of 8.9 million shares having been repurchased through October 25, 2009, under the 10.0 million share repurchase authorization.

The Company also paid $101.4 million in dividends to shareholders in fiscal 2009, compared to $95.5 million in fiscal 2008. The dividend rate was $0.76 per share in 2009, which reflected a 2.7 percent increase over the fiscal 2008 rate. The Company has paid dividends for 325 consecutive quarters and expects to continue doing so in the future. The annual dividend rate for fiscal 2010 has been increased to $0.84 cents per share, representing the 44th consecutive annual dividend increase.

Total long-term debt outstanding at the end of fiscal 2009 remained unchanged compared to the prior year at $350.0 million. The Company’s long-term debt balance entirely represents senior unsecured notes maturing in 2011. The Company is required, by certain covenants in its debt agreements, to maintain specified levels of financial ratios and financial position. At the end of fiscal 2009, the Company was in compliance with all of these debt covenants.

Cash flows from operating activities continue to provide the Company with its principal source of liquidity. The Company does not anticipate a significant risk to cash flows from this source in the foreseeable future because the Company operates in a relatively stable industry and has strong products across several product lines. Due to the credit market conditions that began in the latter half of fiscal 2008, the Company managed its capital conservatively throughout fiscal 2009. Notable efforts were made throughout the Company to improve working capital balances, and those efforts will continue into 2010. Certain capital projects that were not time critical were delayed in fiscal 2009, but the Company anticipates that capital spending will return to more normalized levels during 2010. The market volatility also impacted the Company’s pension plans. Although no material funding is currently required, the Company will continue to evaluate discretionary funding in 2010. Share repurchase and strategic acquisitions that complement the Company’s existing product portfolios also remain as options for use of free cash flows during fiscal 2010.

Contractual Obligations and Commercial Commitments

The following table outlines the Company’s future contractual financial obligations as of October 25, 2009 (for additional information regarding these obligations, see Note E “Long-term Debt and Other Borrowing Arrangements” and Note H “Commitments and Contingencies”):

	Payments Due by Periods
		Less Than			More Than
Contractual Obligations (in thousands)	Total	1 Year	1-3 Years	3-5 Years	5 Years
Purchase obligations:
Hog and turkey commitments(1)	$3,271,671	$828,180	$893,198	$519,929	$1,030,364
Grain commitments(1)	45,175	43,196	1,979	0	0
Turkey grow-out contracts(2)	81,926	10,821	13,523	13,184	44,398
Other(3)	127,925	120,693	1,522	761	4,949
Long-term debt	350,000	0	350,000	0	0
Interest payments on long-term debt	46,375	23,188	23,187	0	0
Capital expenditures(4)	60,684	60,684	0	0	0
Leases	54,459	11,951	18,001	10,608	13,899
Other long-term liabilities(5)(6)	50,461	4,482	7,961	6,007	32,011
Total Contractual Cash Obligations	$4,088,676	$1,103,195	$1,309,371	$550,489	$1,125,621

(1)          In the normal course of business, the Company commits to purchase fixed quantities of livestock and grain from producers to ensure a steady supply of production inputs. Certain of these contracts are based on market prices at the time of delivery, for which the Company has estimated the purchase commitment using current market prices as of October 25, 2009. The Company also utilizes various hedging programs to manage the price risk associated with these commitments. As of October 25, 2009, these hedging programs result in a net decrease of $0.5 million in future cash payments associated with the purchase commitments, which is not reflected in the table above.

(2)          The Company also utilizes grow-out contracts with independent farmers to raise turkeys for the Company. Under these contracts, the turkeys, feed, and other supplies are owned by the Company. The farmers provide the required labor and facilities, and receive a fee per pound when the turkeys are delivered. As of October 25, 2009, the Company had approximately 100 active contracts ranging from two to twenty-five years in duration. The grow-out activity is assumed to continue through the term of these active contracts, and amounts in the table represent the Company’s obligation based on turkeys expected to be delivered from these farmers.

(3)          Amounts presented for other purchase obligations represent all known open purchase orders and all known contracts exceeding $1.0 million, related to the procurement of materials, supplies, and various services. The Company primarily purchases goods and services on an as-needed basis. Therefore, the amounts in the table represent only a portion of expected future cash expenditures.

(4)          Amounts presented for capital expenditures represent only the Company’s current commitments to complete construction in progress at various locations. The Company estimates total capital expenditures for fiscal year 2010 to approximate $140.0 to $150.0 million.

(5)          Other long-term liabilities primarily represent payments under the Company’s deferred compensation plans. Minority interest related to the Precept Foods operation is not included in the table above. Also excluded are payments under the Company’s defined benefit pension and other post-retirement benefit plans. (See estimated benefit payments for the next ten fiscal years in Note F “Pension and Other Post-retirement Benefits.”)

(6)          As discussed in Note G “Income Taxes,” the total liability for unrecognized tax benefits, including interest and penalties, at October 25, 2009, was $55.8 million, which is not included in the table above as the ultimate amount or timing of settlement of the Company’s reserves for income taxes cannot be reasonably estimated.

In addition to the commitments set forth in the above table, at October 25, 2009, the Company had $39.0 million in standby letters of credit issued on behalf of the Company. The standby letters of credit are primarily related to the Company’s self-insured workers’ compensation programs.

The Company believes its financial resources, including a revolving credit facility for $200.0 million and anticipated funds from operations, will be adequate to meet all current commitments. Although the Company’s current credit facility will expire in June 2010, the Company does intend to replace the credit facility during 2010.

Off-Balance Sheet Arrangements

The Company currently provides a revocable standby letter of credit for $3.9 million to guarantee obligations that may arise under workers’ compensation claims of an affiliated party. This potential obligation is not reflected on the Company’s Consolidated Statements of Financial Position.

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

Risk Factors

The Company’s Operations Are Subject to the General Risks of the Food Industry

The food products manufacturing industry is subject to the risks posed by:

•                  food spoilage;

•                  food contamination caused by disease-producing organisms or pathogens, such as Listeria monocytogenes, Salmonella and generic E. coli.;

•                  nutritional and health-related concerns;

•                  federal, state, and local food processing controls;

•                  consumer product liability claims;

•                  product tampering; and

•                  the possible unavailability and/or expense of liability insurance.

The pathogens which may cause food contamination are found generally in the environment and thus may be present in our products as a result of food processing. These pathogens also can be introduced to our products as a result of improper handling by customers or consumers. We do not have control over proper handling procedures once our products have been shipped for distribution. If one or more of these risks were to materialize, the Company’s brand and business reputation could be negatively impacted. In addition, revenues could decrease, costs of doing business could increase, and the Company’s operating results could be adversely affected.

Deterioration of Economic Conditions Could Harm the Company’s Business

The Company’s business may be adversely affected by changes in national or global economic conditions, including inflation, interest rates, availability of capital markets, energy availability and costs (including fuel surcharges), and the effects of governmental initiatives to manage economic conditions. Decreases in consumer spending rates and shifts in consumer product preferences could also negatively impact the Company.

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

The Company also utilizes hedging programs to reduce its exposure to various commodity market risks, which qualify for hedge accounting for financial reporting purposes. Volatile fluctuations in market conditions could cause these instruments to become ineffective, which could require any gains or losses associated with these instruments to be reported in the Company’s earnings each period. These instruments may also limit the Company’s ability to benefit from market gains if commodity prices become more favorable than those that have been secured under the Company’s hedging programs.

Additionally, if a high pathogenic disease outbreak developed in the United States, it may negatively impact the national economy, demand for Company products, and/or the Company’s workforce availability, and the Company’s financial results could suffer. The Company has developed contingency plans to address infectious disease scenarios and the potential impact on its operations, and will continue to update these plans as necessary. There can be no assurance given, however, that these plans will be effective in eliminating the negative effects of any such diseases on the Company’s operating results. Specifically in regard to the recent outbreak of the H1N1 virus, both the disease itself as well as adverse publicity associated with the inaccurate naming of the disease as “swine flu” could impact future operating results. Perceived risks of the virus may cause a reduced demand for pork or create additional import bans restricting distribution of the Company’s products internationally.

Fluctuations in Commodity Prices of Pork, Poultry, and Feed Ingredients Could Harm the Company’s Earnings

The Company’s results of operations and financial condition are largely dependent upon the cost and supply of pork, poultry, and feed grains as well as the selling prices for many of our products, which are determined by constantly changing market forces of supply and demand.

The live hog industry has evolved to very large, vertically integrated, year-round confinement operations operating under long-term supply agreements. This has resulted in fewer hogs being available on the cash spot market. The decrease in the supply of live hogs on the cash spot market could diminish the utilization of harvest facilities and increase the cost of the raw materials they produce. Consequently, the Company uses long-term supply contracts to ensure a stable supply of raw materials while minimizing extreme fluctuations in costs over the long term. This may result, in the short term, in costs for live hogs that are higher than the cash spot market depending on the relationship of the cash spot market to contract prices. Market-based pricing on certain product lines, and lead time required to implement pricing adjustments, may prevent these cost increases from being recovered, and these higher costs could adversely affect our short-term financial results.

Jennie-O Turkey Store raises turkeys and also contracts with turkey growers to meet its raw material requirements for whole birds and processed turkey products. Additionally, the Company owns various hog raising facilities that supplement its supply of raw materials. Results in these operations are affected by the cost and supply of feed grains, which fluctuate due to climate conditions, production forecasts, and supply and demand conditions at local, regional, national, and worldwide levels. The Company attempts to manage some of its short-term exposure to fluctuations in feed prices by using futures contracts and pursuing pricing advances. However, these strategies may not be adequate to overcome sustained increases in market prices due to alternate uses for feed grains or other systemic changes in the industry.

Outbreaks of Disease Among Livestock and Poultry Flocks Could Harm the Company’s Revenues and Operating Margins

The Company is subject to risks associated with the outbreak of disease in pork and beef livestock, and poultry flocks, including Bovine Spongiform Encephalopathy (BSE), pneumovirus, Porcine Circovirus 2 (PCV2), Porcine Reproduction & Respiratory Syndrome (PRRS), Foot-and-Mouth Disease (FMD), and Avian Influenza. The outbreak of disease could adversely affect the Company’s supply of raw materials, increase the cost of production, and reduce operating margins. Additionally, the outbreak of disease may hinder the Company’s ability to market and sell products both domestically and internationally. The Company has developed business continuity plans for various disease scenarios and will continue to update these plans as necessary. There can be no assurance given, however, that these plans will be effective in eliminating the negative effects of any such diseases on the Company’s operating results.

Market Demand for the Company’s Products May Fluctuate Due to Competition from Other Producers

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

The Company’s Operations Are Subject to the General Risks Associated with Acquisitions

The Company has made several acquisitions in recent years including, most recently, Burke and Boca Grande, and regularly reviews opportunities for strategic growth through acquisitions. Potential risks associated with acquisitions include the inability to integrate new operations successfully, the diversion of management’s attention from other business concerns, the potential loss of key employees and customers of the acquired companies, the possible assumption of unknown liabilities, potential disputes with the sellers, potential impairment charges if purchase assumptions are not achieved or market conditions decline, and the inherent risks in entering markets or lines of business in which the Company has limited or no prior experience. Any or all of these risks could impact the Company’s financial results and business reputation. In addition, acquisitions outside the United States may present unique challenges and increase the Company’s exposure to the risks associated with foreign operations.

The Company’s Operations Are Subject to the General Risks of Litigation

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

Government Regulation, Present and Future, Exposes the Company to Potential Sanctions and Compliance Costs That Could Adversely Affect the Company’s Business

The Company’s operations are subject to extensive regulation by the U.S. Department of Homeland Security, the U.S. Department of Agriculture, the U.S. Food and Drug Administration, federal and state taxing authorities, and other state and local authorities that oversee workforce immigration laws, tax regulations, food safety standards, and the processing, packaging, storage, distribution, advertising, and labeling of the Company’s products. The Company’s manufacturing facilities and products are subject to constant inspection by federal, state, and local authorities. Claims or enforcement proceedings could be brought against the Company in the future. Additionally, the Company is subject to new or modified laws, regulations, and accounting standards. The Company’s failure or inability to comply with such requirements could subject the Company to civil remedies, including fines, injunctions, recalls, or seizures, as well as potential criminal sanctions.

The Company Is Subject to Stringent Environmental Regulation and Potentially Subject to Environmental Litigation, Proceedings, and Investigations

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

The Company’s Foreign Operations Pose Additional Risks to the Company’s Business

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

Deterioration of Labor Relations or Increases in Labor Costs Could Harm the Company’s Business

The Company has approximately 18,600 employees, of which approximately 6,300 are represented by labor unions, principally the United Food and Commercial Workers’ Union. A significant increase in labor costs or a deterioration of labor relations at any of the Company’s facilities that results in work slowdowns or stoppages could harm the Company’s financial results. Union contracts at the Company’s facilities in Rochelle, Illinois and Vernon, California will expire during fiscal 2010, covering a combined total of approximately 2,100 employees. Negotiations at these facilities have not yet been initiated.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Hog Markets

The Company’s earnings are affected by fluctuations in the live hog market. To minimize the impact on earnings, and to ensure a steady supply of quality hogs, the Company has entered into contracts with producers for the purchase of hogs at formula-based prices over periods up to 15 years. Purchased hogs under contract accounted for 93 percent and 91 percent of the total hogs purchased by the Company in fiscal years 2009 and 2008, respectively. The majority of these contracts use market-based formulas based on hog futures, hog primal values, or industry reported hog markets. Under normal, long-term market conditions, changes in the cash hog market are offset by proportional changes in primal values. Therefore, a hypothetical 10 percent change in the cash hog market would have had an immaterial effect on the Company’s results of operations.

Certain procurement contracts allow for future hog deliveries (firm commitments) to be forward priced. The Company generally hedges these firm commitments by using hog futures contracts. These futures contracts are designated and accounted for as fair value hedges. The change in the market value of such futures contracts is highly effective at offsetting changes in price movements of the hedged item, and the Company evaluates the effectiveness of the contracts on a regular basis. Changes in the fair value of the futures contracts, along with the gain or loss on the firm commitment, are marked-to-market through earnings and are recorded on the Consolidated Statement of Financial Position as a current asset and liability, respectively. The fair value of the Company’s open futures contracts as of October 25, 2009, was $(1.8) million compared to $15.8 million as of October 26, 2008.

The Company measures its market risk exposure on its hog futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in market prices. A 10 percent increase in market prices would have negatively impacted the fair value of the Company’s October 25, 2009, open contracts by $8.3 million, which in turn would lower the Company’s future cost of purchased hogs by a similar amount.

Turkey and Hog Production Costs

The Company raises or contracts for live turkeys and hogs to meet some of its raw material supply requirements. Production costs in raising turkeys and hogs are subject primarily to fluctuations in feed prices, and to a lesser extent, fuel costs. Under normal, long-term market conditions, changes in the cost to produce turkeys and hogs are offset by proportional changes in their respective markets.

To reduce the Company’s exposure to changes in grain prices, the Company utilizes a hedge program to offset the fluctuation in the Company’s future direct grain purchases. This program utilizes corn and soybean meal futures and swaps, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value with an unrealized loss of $3.0 million, before tax, on the Consolidated Statement of Financial Position as of October 25, 2009, compared to an unrealized loss of $63.3 million, before tax, as of October 26, 2008.

The Company measures its market risk exposure on its grain futures contracts and swaps using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for grain. A 10 percent decrease in the market price for grain would have negatively impacted the fair value of the Company’s October 25, 2009, open grain contracts by $12.9 million, which in turn would lower the Company’s future cost on purchased grain by a similar amount.

Natural Gas

Production costs at the Company’s plants and feed mills are also subject to fluctuations in fuel costs. To reduce the Company’s exposure to changes in natural gas prices, the Company utilizes a hedge program to offset the fluctuation in the Company’s future natural gas purchases. This program utilizes natural gas swaps, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value with an unrealized loss of $10.9 million, before tax, on the Consolidated Statement of Financial Position as of October 25, 2009, compared to an unrealized loss of $10.2 million, before tax, as of October 26, 2008.

The Company measures its market risk exposure on its natural gas contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for natural gas. A 10 percent decrease in the market price for natural gas would have negatively impacted the fair value of the Company’s October 25, 2009, open natural gas contracts by $2.8 million, which in turn would lower the Company’s future cost on natural gas purchases by a similar amount.

Long-Term Debt

A principal market risk affecting the Company is the exposure to changes in interest rates on the Company’s fixed-rate, long-term debt. As of October 25, 2009, fixed-rate debt totaled $350.0 million at 6.625 percent. Market risk for fixed-rate, long-term debt is estimated as the potential increase in fair value, resulting from a hypothetical 10 percent decrease in interest rates, and amounts to approximately $1.3 million. The fair values of the Company’s long-term debt were estimated using discounted future cash flows based on the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Investments

The Company holds trading securities as part of a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans. The Company is subject to market risk due to fluctuations in the value of these investments, as unrealized gains and losses associated with these securities are included in the Company’s net earnings on a mark-to-market basis. As of October 25, 2009, the balance of these securities totaled $103.8 million. As losses on these securities are not tax deductible, a 10 percent decline in the value of these assets would have a direct negative impact to the Company’s net earnings of approximately $10.4 million, while a 10 percent increase in value would have a positive impact of the same amount. The Company has begun to transition the majority of this portfolio to more fixed return investments to reduce the exposure to volatility in equity markets going forward.

International

The fair values of certain Company assets are subject to fluctuations in foreign currencies. The Company’s net asset position in foreign currencies as of October 25, 2009, was $128.7 million, with most of the exposure existing in Philippine pesos and Chinese yuan. Changes in currency exchange rates impact the fair values of Company assets either currently through the Consolidated Statement of Operations, as currency gains/losses, or by affecting other comprehensive loss.

The Company measures its foreign currency exchange risk by using a 10 percent sensitivity analysis on the Company’s primary foreign net asset position, the Philippine peso, as of October 25, 2009. A 10 percent strengthening in the value of the peso relative to the U.S. dollar would result in other comprehensive income of $5.7 million pre-tax. A 10 percent weakening in the value of the peso relative to the U.S. dollar would result in other comprehensive loss of the same amount.

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

Management’s Report on Internal Control Over Financial Reporting

Management of Hormel Foods Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Exchange Act Rule 13a—15(f). The Company’s internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards. Under the supervision, and with the participation of management, including the chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in Internal Control—Integrated Framework, we concluded that our internal control over financial reporting was effective as of October 25, 2009. Our internal control over financial reporting as of October 25, 2009, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Jeffrey M. Ettinger	Jody H. Feragen
Chairman of the Board,	Senior Vice President
President and	and Chief Financial Officer
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Hormel Foods Corporation

Austin, Minnesota

We have audited Hormel Foods Corporation’s internal control over financial reporting as of October 25, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hormel Foods Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management entitled Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Hormel Foods Corporation maintained, in all material respects, effective internal control over financial reporting as of October 25, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Hormel Foods Corporation as of October 25, 2009, and October 26, 2008, and the related consolidated statements of operations, changes in shareholders’ investment, and cash flows for each of the three years in the period ended October 25, 2009 and our report dated December 16, 2009 expressed an unqualified opinion thereon.

Minneapolis, Minnesota

December 16, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Hormel Foods Corporation

Austin, Minnesota

We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 25, 2009, and October 26, 2008, and the related consolidated statements of operations, changes in shareholders’ investment, and cash flows for each of the three years in the period ended October 25, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 25, 2009, and October 26, 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 25, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note F of the Notes to Consolidated Financial Statements, effective October 28, 2007, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standard No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (codified primarily in FASB ASC 715). Also, effective October 27, 2008, the Company adopted the measurement provision originally issued in SFAS No. 158. In addition, as discussed in Note G, effective October 29, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (codified primarily in FASB ASC 740). As described in Note A, effective October 27, 2008, the Company changed its method of accounting for shipping and handling costs.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hormel Foods Corporation’s internal control over financial reporting as of October 25, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 16, 2009 expressed an unqualified opinion thereon.

Minneapolis, Minnesota

December 16, 2009

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)	October 25, 2009	October 26, 2008
Assets
Current Assets
Cash and cash equivalents	$385,252	$154,778
Accounts receivable (net of allowance for doubtful accounts of $4,064 at October 25, 2009 and $3,144 at October 26, 2008)	372,292	411,010
Inventories	722,371	784,542
Deferred income taxes	66,435	45,948
Prepaid expenses	9,130	11,451
Other current assets	19,253	30,449
Total Current Assets	1,574,733	1,438,178
Deferred Income Taxes	122,007	89,249
Goodwill	620,155	619,325
Other Intangibles	140,854	151,219
Pension Assets	29,663	91,773
Investments in and Receivables from Affiliates	86,599	93,617
Other Assets	165,331	155,453
Property, Plant and Equipment
Land	52,952	52,940
Buildings	723,553	662,519
Equipment	1,317,845	1,275,175
Construction in progress	41,722	78,083
	2,136,072	2,068,717
Less allowance for depreciation	(1,183,359)	(1,091,060)
	952,713	977,657
Total Assets	$3,692,055	$3,616,471

Liabilities and Shareholders’ Investment
Current Liabilities
Accounts payable	$313,258	$378,520
Notes payable/Short-term debt	0	100,000
Accrued expenses	40,289	17,837
Accrued workers compensation	29,421	26,825
Accrued marketing expenses	70,452	60,223
Employee related expenses	181,531	153,616
Taxes payable	15,127	9,577
Interest and dividends payable	34,951	34,635
Total Current Liabilities	685,029	781,233
Long-Term Debt—less current maturities	350,000	350,000
Pension and Post-Retirement Benefits	429,800	386,590
Other Long-Term Liabilities	103,774	91,076
Shareholders’ Investment
Preferred stock, par value $.01 a share—authorized 80,000,000 shares; issued—none
Common stock, nonvoting, par value $.01 a share—authorized 200,000,000 shares; issued—none
Common stock, par value $.0586 a share—authorized 400,000,000 shares; issued 133,593,719 shares October 25, 2009 issued 134,520,581 shares October 26, 2008	7,828	7,883
Accumulated other comprehensive loss	(202,766)	(113,184)
Retained earnings	2,318,390	2,112,873
Total Shareholders’ Investment	2,123,452	2,007,572
Total Liabilities and Shareholders’ Investment	$3,692,055	$3,616,471

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended
(in thousands, except per share amounts)	October 25, 2009	October 26, 2008*	October 28, 2007*
Net sales	$6,533,671	$6,754,903	$6,193,032
Cost of products sold	5,434,800	5,692,974	5,190,231
Gross Profit	1,098,871	1,061,929	1,002,801
Selling, general and administrative	567,085	552,503	522,351
Equity in earnings of affiliates	1,628	4,235	3,470
Operating Income	533,414	513,661	483,920
Other income and expense:
Interest and investment income (loss)	19,563	(28,102)	13,624
Interest expense	(27,995)	(28,023)	(27,707)
Earnings Before Income Taxes	524,982	457,536	469,837
Provision for income taxes	182,169	172,036	167,945
Net Earnings	$342,813	$285,500	$301,892
Net Earnings Per Share:
Basic	$2.55	$2.11	$2.20
Diluted	$2.53	$2.08	$2.17
Weighted Average Shares Outstanding:
Basic	134,227	135,360	137,216
Diluted	135,489	137,128	139,151

*Includes retrospective reclassification of shipping and handling expenses to cost of products sold from selling, general and administrative (See Note A).

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ INVESTMENT

					Additional		Accumulated Other	Total
	Common Stock		Treasury Stock		Paid -in	Retained	Comprehensive	Shareholders’
(in thousands, except per share amounts)	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Investment

Balance at October 29, 2006	137,640	$8,066	(300)	$(10,867)	$2,507	$1,821,202	$(17,996)	$1,802,912
Comprehensive income
Net earnings						301,892		301,892
Foreign currency translation							6,422	6,422
Unrealized loss on available-for-sale securities							(381)	(381)
Deferred hedging, net of reclassification adjustment							3,722	3,722
Adjustment in minimum pension liability							6,410	6,410
Comprehensive income								318,065
Provena acquisition	287	17			10,942			10,959
ASC 715 transition adjustment (net of $61,827 tax effect)							(99,988)	(99,988)
Purchases of common stock			(2,390)	(86,794)				(86,794)
Stock-based compensation expense					14,214			14,214
Exercise of stock options/nonvested shares	421	25	19	684	7,182			7,891
Shares retired	(2,671)	(157)	2,671	96,977	(34,845)	(61,975)		0
Cash dividends—$.60 per share						(82,476)		(82,476)
Balance at October 28, 2007	135,677	$7,951	0	$0	$0	$1,978,643	$(101,811)	$1,884,783
Comprehensive income
Net earnings						285,500		285,500
Foreign currency translation							(399)	(399)
Deferred hedging, net of reclassification adjustment							(42,910)	(42,910)
Pension and other benefits							31,936	31,936
Comprehensive income								274,127
Adoption of ASC 740 accounting for uncertain tax positions						(8,985)		(8,985)
Purchases of common stock			(1,906)	(69,551)				(69,551)
Stock-based compensation expense					14,460			14,460
Exercise of stock options/nonvested shares	754	44	(4)	(154)	12,580			12,470
Shares retired	(1,910)	(112)	1,910	69,705	(27,040)	(42,553)		0
Cash dividends—$.74 per share						(99,732)		(99,732)
Balance at October 26, 2008	134,521	$7,883	0	$0	$0	$2,112,873	$(113,184)	$2,007,572
Comprehensive income
Net earnings						342,813		342,813
Foreign currency translation							(850)	(850)
Deferred hedging, net of reclassification adjustment							27,763	27,763
Pension and other benefits							(117,954)	(117,954)
Comprehensive income								251,772
ASC 715 measurement date adjustment (net of $912 tax effect)						(11,793)	1,459	(10,334)
Purchases of common stock			(1,153)	(38,147)				(38,147)
Stock-based compensation expense					12,054			12,054
Exercise of stock options/nonvested shares	226	13	0	(15)	2,553			2,551
Shares retired	(1,153)	(68)	1,153	38,162	(14,607)	(23,487)		0
Cash dividends—$.76 per share						(102,016)		(102,016)
Balance at October 25, 2009	133,594	$7,828	0	$0	$0	$2,318,390	$(202,766)	$2,123,452

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended
(in thousands)	October 25, 2009	October 26, 2008	October 28, 2007
Operating Activities
Net earnings	$342,813	$285,500	$301,892
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	116,774	114,636	114,618
Amortization of intangibles	10,364	11,553	12,120
Equity in earnings of affiliates	(4,793)	(7,370)	(5,399)
Provision for deferred income taxes	(311)	(9,713)	(6,529)
Loss (gain) on property/equipment sales and plant facilities	128	1,929	(4,088)
Gain on dissolution of joint venture	(3,591)	0	0
Non-cash investment activities	(3,555)	32,966	(5,298)
Stock-based compensation expense	12,054	14,460	14,214
Excess tax benefit from stock-based compensation	(1,313)	(10,170)	(4,946)
Changes in operating assets and liabilities, net of acquisitions:
Decrease (increase) in accounts receivable	38,718	(42,844)	(9,806)
Decrease (increase) in inventories	62,116	(135,308)	(62,877)
Decrease (increase) in prepaid expenses and other current assets	61,470	(25,391)	3,808
(Decrease) increase in pension and post-retirement benefits	(85,947)	3,920	17,807
Increase (decrease) in accounts payable and accrued expenses	5,842	37,454	(33,646)
Net Cash Provided by Operating Activities	550,769	271,622	331,870
Investing Activities
Sale of available-for-sale securities	6,270	151,308	576,456
Purchase of available-for-sale securities	(2,371)	(155,207)	(576,456)
Acquisitions of businesses/intangibles	(701)	(27,225)	(125,101)
Purchases of property/equipment	(96,961)	(125,890)	(125,795)
Proceeds from sales of property/equipment	5,003	3,185	11,689
Decrease (increase) in investments, equity in affiliates, and other assets	3,532	(1,366)	(22,321)
Dividends from affiliates	0	970	730
Net Cash Used in Investing Activities	(85,228)	(154,225)	(260,798)
Financing Activities
Proceeds from short-term debt	0	160,000	155,000
Principal payments on short-term debt	(100,000)	(130,000)	(87,576)
Principal payments on long-term debt	0	(54)	(6,341)
Dividends paid on common stock	(101,376)	(95,531)	(81,092)
Share repurchase	(38,147)	(69,551)	(86,794)
Proceeds from exercise of stock options	2,387	11,297	6,156
Excess tax benefit from stock-based compensation	1,313	10,170	4,946
Other	756	1,301	1,893
Net Cash Used in Financing Activities	(235,067)	(112,368)	(93,808)
Increase (Decrease) in Cash and Cash Equivalents	230,474	5,029	(22,736)
Cash and cash equivalents at beginning of year	154,778	149,749	172,485
Cash and Cash Equivalents at End of Year	$385,252	$154,778	$149,749

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL StateMentS October 25, 2009

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Hormel Foods Corporation (the Company) and all of its majority-owned subsidiaries after elimination of intercompany accounts, transactions, and profits.

Reclassifications

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation and to conform with recent accounting pronouncements and guidance. The reclassifications had no impact on net earnings or operating cash flows, as previously reported.

In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification 105, Generally Accepted Accounting Principles (ASC 105). This standard establishes the FASB Accounting Standards Codification (ASC) as the sole source of authoritative U.S. generally accepted accounting principles (GAAP). The ASC superseded all existing GAAP upon its effective date. ASC 105 was effective for interim or annual reporting periods ending after September 15, 2009, and therefore the Company has updated references to GAAP in its consolidated financial statements for the fiscal year ended October 25, 2009. Adoption of this standard did not have an impact on consolidated net earnings, cash flows, or financial position.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal Year

The Company’s fiscal year ends on the last Sunday in October. Fiscal years 2009, 2008, and 2007 consisted of 52 weeks.

Subsequent Events

The Company has evaluated all subsequent events through December 16, 2009, which is the date that the accompanying financial statements are being issued.

Cash and Cash Equivalents

The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The Company’s cash equivalents as of October 25, 2009, and October 26, 2008, consisted entirely of money market funds rated AAA.

Investments

The Company maintains a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans, which is included in other assets on the Consolidated Statements of Financial Position. The securities held by the trust are classified as trading securities and therefore, unrealized gains and losses associated with these investments are included in the Company’s earnings. Gains related to securities still held by the trust were $15.3 million for the fiscal year ended October 25, 2009. The Company has begun to transition the majority of this portfolio to more fixed return investments to reduce the exposure to volatility in equity markets going forward.

Supplemental Cash Flow Information

Non-cash investment activities presented on the Consolidated Statements of Cash Flows generally consist of unrealized gains or losses on the Company’s rabbi trust investments, amortization of affordable housing investments, and amortization of bond financing costs. Additionally, the Company had a $7.9 million negative reserve adjustment related to supplier contracts in fiscal 2009 and a $2.4 million investment write-off in fiscal 2008. The noted investments are included in other assets on the Consolidated Statements of Financial Position. Changes in the value of these investments are included in the Company’s net earnings and are presented in the Consolidated Statements of Operations as cost of products sold, interest and investment income, or interest expense, as appropriate.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

Property, Plant and Equipment

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

Goodwill and Intangibles

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

Impairment of Long-lived Assets

The Company reviews long-lived assets and definite-lived intangibles for impairment annually, or more frequently when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value. No material write-downs were recorded in fiscal years 2009, 2008, or 2007.

Foreign Currency Translation

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

Derivatives and Hedging Activity

The Company uses commodity and currency positions to manage its exposure to price fluctuations in those markets. The contracts are recorded at fair value on the Consolidated Statements of Financial Position within other current assets or accounts payable. Additional information on hedging activities is presented in Note J.

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows:

				Unrealized		Accumulated
	Foreign	Minimum	Pension &	Gain (Loss) on	Deferred	Other
	Currency	Pension	Other	Available-for-	Gain (Loss)	Comprehensive
(in thousands)	Translation	Liability	Benefits	Sale Securities	–Hedging	Loss
Balance at October 29, 2006	$(948)	$(15,966)	n/a	$381	$(1,463)	$(17,996)
Unrecognized gains (losses)	6,422	10,341		(611)	(1,802)	14,350
Reclassification into net earnings					7,943	7,943
Tax effect		(3,931)		230	(2,419)	(6,120)
Net of tax amount	6,422	6,410	0	(381)	3,722	16,173
ASC 715 transition adjustment (net of $61,827 tax effect)		9,556	(109,544)			(99,988)
Balance at October 28, 2007	$5,474	$0	$(109,544)	$0	$2,259	$(101,811)
Unrecognized (losses) gains	(399)		37,200		(29,525)	7,276
Reclassification into net earnings			13,920		(40,216)	(26,296)
Tax effect			(19,184)		26,831	7,647
Net of tax amount	(399)	0	31,936	0	(42,910)	(11,373)
Balance at October 26, 2008	$5,075	$0	$(77,608)	$0	$(40,651)	$(113,184)
Unrecognized losses	(850)		(200,150)		(8,323)	(209,323)
Reclassification into net earnings			9,200		55,053	64,253
Tax effect			72,996		(18,967)	54,029
Net of tax amount	(850)	0	(117,954)	0	27,763	(91,041)
ASC 715 measurement date adjustment (net of $912 tax effect)			1,459			1,459
Balance at October 25, 2009	$4,225	$0	$(194,103)	$0	$(12,888)	$(202,766)

Equity Method Investments

The Company has a number of investments in joint ventures where its voting interests are in excess of 20 percent but not greater than 50 percent. The Company accounts for such investments under the equity method of accounting, and its underlying share of each investee’s equity is reported in the Consolidated Statements of Financial Position as part of investments in and receivables from affiliates. Significant equity method investments include a 40 percent ownership interest in a Philippines joint venture, Purefoods-Hormel Company, which had a book value of $56.6 million at October 25, 2009 and $55.8 million at October 26, 2008, and a 49 percent ownership interest in a Vietnam joint venture, San Miguel Purefoods (Vietnam) Co. Ltd., which had a book value of $21.8 million at October 25, 2009 and $22.0 million at October 26, 2008. Both investments are included in the All Other segment for purposes of measuring segment assets and profits.

The Company regularly monitors and evaluates the fair value of our equity investments. If events and circumstances indicate that a decline in the fair value of these assets has occurred and is other than temporary, the Company will record a charge in equity in earnings of affiliates in the Consolidated Statements of Operations. The Company’s equity investments do not have a readily determinable fair value as none of them are publicly traded. The fair values of the Company’s private equity investments are determined by discounting the estimated future cash flows of each entity. These cash flow estimates include assumptions on growth rates and future currency exchange rates. The Company did not record an impairment charge on any of its equity investments in fiscal years 2009, 2008, or 2007.

On October 26, 2009, subsequent to the end of the fiscal year, the Company completed the formation of MegaMex Foods, LLC, a joint venture which will market Mexican foods in the United States. Formation of the joint venture will require an incremental cash investment of $23.0 million by the Company in the first quarter of fiscal 2010. The Company will have a 50 percent ownership interest in this joint venture, and the investment will be included in the Grocery Products segment.

Revenue Recognition

The Company recognizes sales when title passes upon delivery of its products to customers, net of applicable provisions for discounts, returns, and allowances. Products are delivered upon receipt of customer purchase orders with acceptable terms, including price and collectability that is reasonably assured.

The Company offers various sales incentives to customers and consumers. Incentives that are offered off-invoice include prompt pay allowances, spoilage allowances, and temporary price reductions. These incentives are recognized as reduction of revenue at the time title passes. Coupons are used as an incentive for consumers to purchase various products. The coupons reduce revenues at the time they are offered, based on estimated redemption rates. Promotional contracts are performed by customers to promote the Company’s products to the consumers. These incentives reduce revenues at the time of performance through direct payments and accrued promotional funds. Accrued promotional funds are unpaid liabilities for promotional contracts in process or completed at the end of a quarter or fiscal year. Promotional contract accruals are based on a review of the unpaid outstanding contracts on which performance has taken place. Estimates used to determine the revenue reduction include the level of customer performance and the historical spend rate versus contracted rates.

Advertising Expenses

Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with samples and market research. Advertising costs for fiscal years 2009, 2008, and 2007 were $93.6 million, $98.5 million, and $90.3 million, respectively.

Shipping and Handling Costs

In the first quarter of fiscal 2009, the Company changed its method of accounting for shipping and handling expenses and reclassified them from selling, general and administrative to cost of products sold. This presentation is preferable because the inclusion of shipping and handling expenses in cost of products sold better reflects the cost of producing and distributing the Company’s products. It also enhances the comparability of the financial statements with our industry peers. As required by U.S. generally accepted accounting principles, the change has been reflected in the Consolidated Statements of Operations through retrospective application of the change in accounting principle. The change resulted in a decrease in selling, general and administrative (and a corresponding increase in cost of products sold) for fiscal years 2008 and 2007 of $459.8 million and $411.7 million, respectively. The change did not impact net earnings or net earnings per share as previously reported.

Research and Development Expenses

Research and development costs are expensed as incurred and are included in administrative and general expenses. Research and development expenses incurred for fiscal years 2009, 2008, and 2007 were $25.4 million, $22.7 million, and $21.5 million, respectively.

Income Taxes

The Company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

Beginning in fiscal year 2008, the Company adopted the provisions of ASC 740, Income Taxes. In accordance with this standard, the Company recognizes a tax position in its financial statements when it is more likely than not that the position will be sustained upon examination based on the technical merits of the position. That position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Employee Stock Options

The Company records stock-based compensation expense in accordance with ASC 718, Compensation—Stock Compensation. For options subject to graded vesting, the Company recognizes stock-based compensation expense ratably over the shorter of the vesting period or requisite service period. Stock-based compensation expense for grants made to retirement-eligible employees is recognized on the date of grant.

Share Repurchases

On October 2, 2002, the Company announced that its Board of Directors had authorized the Company to repurchase up to 10.0 million shares of common stock with no expiration date. Under this repurchase plan, the Company repurchased 1.2 million shares of its common stock at an average price per share of $33.10 during fiscal 2009, 1.9 million shares at an average price per share of $36.48 during fiscal 2008, and 2.4 million shares at an average price per share of $36.31 during fiscal 2007. In total, 8.9 million shares have been repurchased through October 25, 2009, under the current share repurchase authorization.

Earnings Per Share

Basic earnings per share are computed using the weighted average common shares outstanding. Diluted earnings per share are computed using the weighted average common shares outstanding after adjusting for potential common shares from stock options. For all years presented, the reported net earnings were used when computing basic and diluted earnings per share. A reconciliation of the shares used in the computation is as follows:

(in thousands)	2009	2008	2007
Basic weighted average shares outstanding	134,227	135,360	137,216
Dilutive potential common shares	1,262	1,768	1,935
Diluted weighted average shares outstanding	135,489	137,128	139,151

For fiscal years 2009, 2008, and 2007, a total of 5.0 million, 3.6 million, and 2.5 million weighted average outstanding stock options, respectively, were not included in the computation of dilutive potential common shares since their inclusion would have had an antidilutive effect on earnings per share.

Accounting Changes and Recent Accounting Pronouncements

In May 2009, the FASB issued new guidance for subsequent events within ASC 855, Subsequent Events. The new guidance establishes the accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued (or available to be issued). The guidance also requires disclosure of the date through which subsequent events have been evaluated, and the basis for that date. The new guidance was effective for interim or annual financial periods ending after June 15, 2009, and therefore, the Company adopted the required provisions in the third quarter of fiscal 2009.

In March 2008, the FASB issued an update to ASC 815, Derivatives and Hedging (ASC 815). The update amends and expands the disclosure requirements previously required for derivative instruments and hedging activities. ASC 815 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The updated guidance was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company adopted the updated provisions of ASC 815 in the second quarter of fiscal 2009, and the required disclosures are provided in Note J—Derivatives and Hedging. Adoption did not impact consolidated net earnings, cash flows, or financial position.

In December 2007, the FASB issued an update to ASC 805, Business Combinations (ASC 805). The update establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable the users of the financial statements to evaluate the nature and financial effects of the business combination. The updated guidance is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Generally, the effect of ASC 805 will depend on future acquisitions. However, the accounting for any tax uncertainties will be subject to the provisions of the standard upon adoption. The Company will adopt the provisions of ASC 805 at the beginning of fiscal 2010, and does not anticipate a material impact to consolidated net earnings, cash flows, or financial position.

In December 2007, the FASB also updated the guidance within ASC 810, Consolidation (ASC 810). The update establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also amends the requirements for certain consolidation procedures for consistency with the requirements of ASC 805. The updated guidance is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The Company will adopt the provisions of ASC 810 at the beginning of fiscal 2010, and is currently assessing the impact of adopting this accounting standard.

In February 2007, the FASB issued an update to ASC 825, Financial Instruments (ASC 825). The update permits entities to choose to measure many financial instruments and certain other items at fair value, which provides the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. The updated guidance was effective for fiscal years beginning after November 15, 2007, and therefore, the Company adopted the provisions of ASC 825 at the beginning of fiscal 2009. Adoption did not impact consolidated net earnings, cash flows, or financial position, as the Company did not elect the fair value option.

In September 2006, the FASB issued ASC 820, Fair Value Measurements and Disclosures (ASC 820). The standard defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This standard applies under other accounting pronouncements that require or permit fair value measurements, and does not require any new fair value measurements. This standard was effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. However, the provisions of ASC 820 allowed for deferral of adoption by one year for nonfinancial assets and liabilities measured at fair value that are recognized or disclosed on a nonrecurring basis (e.g., goodwill, intangible assets, and long-lived assets measured at fair value for impairment testing or nonfinancial assets and liabilities initially measured at fair value during a business combination). Therefore, the Company adopted ASC 820 at the beginning of fiscal 2009 for its financial assets and liabilities. Adoption did not impact net earnings, cash flows, or financial position, but resulted in additional disclosures. (See further discussion in Note K—Fair Value Measurements.) Subject to the allowed deferral, the Company will apply the provisions of ASC 820 to its nonfinancial assets and liabilities in fiscal 2010, and is currently assessing the impact of this adoption.

In September 2006, the FASB also issued an update to ASC 715, Compensation—Retirement Benefits (ASC 715). For fiscal years ending after December 15, 2008, ASC 715 requires plan sponsors to measure defined benefit plan assets and obligations as of the date of the plan sponsor’s fiscal year end statement of financial position. The Company adopted these measurement date provisions at the beginning of fiscal 2009, and elected to use the 15 month alternative measurement approach as an August 1 measurement date had previously been used. The Company recognized an $11.8 million decrease in retained earnings, an $8.4 million increase in pension and post-retirement benefits, a $1.5 million decrease in accumulated other comprehensive loss, a $1.0 million decrease in pension assets, and a $0.9 million increase in deferred tax liabilities, upon adoption.

NOTE B

ACQUISITIONS AND DIVESTITURES

On June 13, 2008, the Company purchased Boca Grande Foods, Inc. (Boca Grande) for a purchase price of $23.5 million cash, including related costs. Boca Grande manufactures, sells, and distributes liquid portion products, and operates a facility in Duluth, Georgia. This acquisition provides additional capacity, production capabilities, and customers for liquid portion products for Diamond Crystal Brands within the Specialty Foods segment.

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

On November 10, 2006, the Company acquired the assets of Saag’s Products, Inc. (Saag’s) for $13.7 million cash, including related costs. Saag’s is based in San Leandro, California, and is a processor and marketer of branded, premium quality gourmet sausages and specialty smoked meats. Operating results for Saag’s are included in the Refrigerated Foods segment. The purchase price is preliminary pending the accrual of potential earn-outs that may be earned over the five-year period following the acquisition.

Operating results for each completed acquisition above are included in the Company’s Consolidated Statements of Operations from the date of acquisition. Pro forma results of operations are not presented, as no acquisitions in fiscal 2008 or 2007 were considered material, individually or in the aggregate, to the consolidated Company.

NOTE C

INVENTORIES

Principal components of inventories are:

(in thousands)	October 25, 2009	October 26, 2008
Finished products	$402,855	$431,095
Raw materials and work-in-process	185,387	215,353
Materials and supplies	134,129	138,094
Total	$722,371	$784,542

NOTE D

GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the fiscal years ended October 25, 2009, and October 26, 2008, are presented in the table below. Additions and adjustments during fiscal 2009 relate to finalizing the Boca Grande acquisition and to the accrual of earn-out payments related to the acquisition of Saag’s. Goodwill acquired and purchase adjustments during fiscal year 2008 primarily relate to the Boca Grande acquisition and to finalizing Burke appraisals and working capital valuations.

	Grocery	Refrigerated		Specialty	All
(in thousands)	Products	Foods	JOTS	Foods	Other	Total
Balance as of October 28, 2007	$123,364	$73,780	$203,214	$194,724	$674	$595,756
Goodwill acquired		4,181		11,864		16,045
Purchase adjustments	(48)	7,576		(4)		7,524
Balance as of October 26, 2008	$123,316	$85,537	$203,214	$206,584	$674	$619,325
Goodwill acquired		386		304		690
Purchase adjustments				140		140
Balance as of October 25, 2009	$123,316	$85,923	$203,214	$207,028	$674	$620,155

The gross carrying amount and accumulated amortization for definite-lived intangible assets are presented in the table below.

	October 25, 2009			October 26, 2008
	Gross		Weighted	Gross		Weighted
	Carrying	Accumulated	Average Life	Carrying	Accumulated	Average Life
(in thousands)	Amount	Amortization	(in Years)	Amount	Amortization	(in Years)
Proprietary software & technology	$23,800	(11,467)	8.9	$24,200	(8,986)	8.8
Customer lists/relationships	19,678	(7,794)	9.5	21,078	(6,936)	9.2
Formulas & recipes	17,104	(9,802)	9.2	20,604	(11,405)	8.9
Non-compete covenants	7,020	(5,197)	4.5	20,120	(16,734)	4.7
Distribution network	4,120	(2,541)	10.0	4,120	(2,127)	10.0
Other intangibles	7,230	(3,691)	7.3	8,630	(3,829)	7.0
Total	$78,952	(40,492)	8.7	$98,752	(50,017)	8.0

Amortization expense for the fiscal years ended October 25, 2009, October 26, 2008, and October 28, 2007, was $10.4 million, $11.6 million, and $12.1 million, respectively.

Estimated annual amortization expense (in thousands) for the five fiscal years after October 25, 2009, is as follows:

2010	$9,163
2011	7,652
2012	7,124
2013	6,071
2014	4,721

The carrying amounts for indefinite-lived intangible assets are as follows.

	October 25, 2009	October 26, 2008
Brand/tradename/trademarks	$94,410	$94,500
Other intangibles	7,984	7,984
Total	$102,394	$102,484

During the fourth quarter of fiscal 2009, the Company completed the required annual impairment tests of indefinite-lived intangible assets and goodwill, with no impairment indicated. Useful lives of intangible assets were also reviewed during this process, with no material changes identified.

NOTE E

LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

Long-term debt consists of:

(in thousands)	October 25, 2009	October 26, 2008
Senior unsecured notes, with interest at 6.625%, interest due semi-annually through June 2011 maturity date	$350,000	$350,000
Less current maturities	0	0
Total	$350,000	$350,000

The Company has a $200.0 million revolving line of credit which bears interest at variable rates below prime. As of October 25, 2009, and October 26, 2008, the Company had drawn $0.0 million and $100.0 million, respectively, from this line of credit, which is included as notes payable/short-term debt on the Consolidated Statements of Financial Position. A fixed fee is paid for the availability of this credit line, which expires in June 2010. The Company intends to replace this credit facility during fiscal 2010.

The Company is required, by certain covenants in its debt agreements, to maintain specified levels of financial ratios and financial position. At the end of the current fiscal year, the Company was in compliance with all of these covenants.

Total interest paid during fiscal 2009, 2008, and 2007 was $28.3 million, $28.0 million, and $27.4 million, respectively. Based on borrowing rates currently available to the Company for long-term financing with similar terms and average maturities, the fair value of long-term debt, utilizing discounted cash flows, is $383.5 million.

NOTE F

PENSION AND OTHER POST-RETIREMENT BENEFITS

The Company has several defined benefit plans and defined contribution plans covering most employees. Total costs associated with the Company’s defined contribution benefit plans in 2009, 2008, and 2007 were $25.8 million, $25.9 million, and $23.3 million, respectively. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service, while plan benefits covering salaried employees are based on final average compensation. In 2007, several amendments were enacted that affected the Company’s defined benefit pension plans at the measurement date. The defined benefit pension plan covering collectively bargained employees was amended as a result of labor negotiations, causing an increase in the benefit obligation. The benefit obligation for the other defined benefit plans was reduced as a result of amendments which eliminated some types of compensation from inclusion in the benefit obligation calculation and limited eligibility for lump sum distributions. Effective October 26, 2008, the defined benefit pension and post-retirement plans’ fiscal year ending dates were amended to the last Sunday in October from the last Saturday in October. The Company’s funding policy is to make annual contributions of not less than the minimum required by applicable regulations. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 4—13 years.

Certain groups of employees are eligible for post-retirement health or welfare benefits. Eligible employees who retired prior to January 1, 1987, receive the Company-sponsored medical and life insurance benefits that were in effect when they retired. The medical plan for eligible employees who retired after January 1, 1987, is automatically modified to incorporate plan benefit and plan provision changes whenever they are made to the active employee plan. Contribution requirements for this group of retired employees are governed by the Retiree Health Care Payment Program and may change each year as the cost to provide coverage is determined. Eligible employees hired after January 1, 1990, may receive post-retirement medical coverage but must pay the full cost of the coverage. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 7—15 years.

The Company adopted the measurement date provisions of ASC 715, Compensation—Retirement Benefits at the beginning of fiscal 2009, and elected to use the 15 month alternative measurement approach. Accordingly, the 2009 plan year measurement date is October 25, whereas the prior year measurement dates were August 1.

Net periodic cost of defined benefit plans included the following:

	Pension Benefits			Post-retirement Benefits
(in thousands)	2009	2008	2007	2009	2008	2007
Service cost	$18,004	$19,714	$18,993	$2,262	$2,788	$2,993
Interest cost	47,251	44,416	42,524	22,464	22,744	23,077
Expected return on plan assets	(52,296)	(56,421)	(53,465)
Amortization of prior service cost	(607)	(151)	(116)	5,505	5,860	5,732
Recognized actuarial loss (gain)	5,142	5,266	5,851	(841)	2,945	3,687
Settlement charges	6,788	0	(158)
Net periodic cost	$24,282	$12,824	$13,629	$29,390	$34,337	$35,489

Included in accumulated other comprehensive loss for pension benefits at October 25, 2009, and October 26, 2008, are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service credit of $2.4 million and unrecognized actuarial losses of $269.5 million, and unrecognized prior service credit of $3.2 million and unrecognized actuarial losses of $103.2 million, respectively. The prior service credit and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic pension cost during the fiscal year ending October 31, 2010, are $0.6 million and $15.8 million, respectively.

Included in accumulated other comprehensive loss for post-retirement benefits at October 25, 2009, and October 26, 2008, are the following amounts that have not yet been recognized in net periodic post-retirement benefit cost: unrecognized prior service costs of $29.8 million and unrecognized actuarial losses of $17.8 million, and unrecognized prior service costs of $42.5 million and unrecognized actuarial gains of $16.4 million, respectively. The prior service cost and actuarial gain included in accumulated other comprehensive loss and expected to be recognized in net periodic post-retirement benefit cost during the fiscal year ending October 31, 2010, are $4.3 million and $2.4 million, respectively.

The following is a reconciliation of the beginning and ending balances of the benefit obligation, the fair value of plan assets, and the funded status of the plans for the 15 months at the October 25, 2009, and the 12 months at the August 1, 2008, measurement dates:

	Pension Benefits		Post-retirement Benefits
(in thousands)	2009	2008	2009	2008
Change in benefit obligation:
Benefit obligation at beginning of year	$673,902	$715,875	$321,256	$369,344
Service cost	22,464	19,714	2,827	2,788
Interest cost	59,081	44,416	28,080	22,744
Plan amendments	0	0	(5,791)	(2,141)
Actuarial loss (gain)	91,200	(67,029)	33,121	(45,200)
Benefits paid	(61,087)	(39,074)	(33,387)	(26,279)
Benefit obligation at end of year	$785,560	$673,902	$346,106	$321,256

	Pension Benefits		Post-retirement Benefits
(in thousands)	2009	2008	2009	2008
Change in plan assets:
Fair value plan assets at beginning of year	$659,833	$703,924	$0	$0
Actual return on plan assets	(23,009)	(20,774)
Employer contributions	114,000	15,734
Benefits paid	(61,065)	(39,051)
Fair value of plan assets at end of year	689,759	659,833	0	0
Funded status	(95,801)	(14,069)	(346,106)	(321,256)
Benefit payments subsequent to measurement date		604		7,239
Funded status at end of year	$(95,801)	$(13,465)	$(346,106)	$(314,017)

Amounts recognized in the Consolidated Statements of Financial Position as of October 25, 2009, and October 26, 2008, are as follows:

	Pension Benefits		Post-retirement Benefits
(in thousands)	2009	2008	2009	2008
Pension assets	$29,663	$91,773	$0	$0
Accrued expenses	(14,964)	(6,214)	(26,806)	(26,451)
Pension and post-retirement benefits	(110,500)	(99,024)	(319,300)	(287,566)
Net amount recognized	$(95,801)	$(13,465)	$(346,106)	$(314,017)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $114.5 million, $98.7 million, and $1.9 million, respectively, as of October 25, 2009, and $105.7 million, $88.1 million, and $0.0 million, respectively, as of October 26, 2008.

Weighted average assumptions used to determine benefit obligations are as follows:

	2009	2008
Discount rate	6.28%	7.30%
Rate of future compensation increase	4.08%	4.09%

Weighted average assumptions used to determine net periodic benefit costs are as follows:

	2009	2008	2007
Discount rate	7.30%	6.40%	6.33%
Rate of future compensation increase	4.09%	4.09%	4.00%
Expected long-term return on plan assets	8.25%	8.25%	8.25%

The expected long-term rate of return on plan assets is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered health care benefits for pre-Medicare and post-Medicare retirees’ coverage is assumed for 2010. The pre-Medicare and post-Medicare rate is assumed to decrease to 7.5% for 2011, 7.0% for 2012, 6.5% for 2013, 6.0% for 2014, 5.5% for 2015, 5.0% for 2016, and remain at that level thereafter.

Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point
(in thousands)	Increase	Decrease
Effect on total of service and interest cost components	$1,649	$(1,476)
Effect on the post-retirement benefit obligation	25,614	(19,905)

The actual and target weighted average asset allocations for the Company’s pension plan assets as of the plan measurement date are as follows:

	2009		2008
		Target		Target
Asset Category	Actual	Range	Actual	Range
Equity securities	66.4%	60–80%	66.4%	60–80%
Fixed income	33.5%	25–35%	33.1%	25–35%
Other	0.1%	0.0%	0.5%	0.0%

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

As of the 2009 measurement date, plan assets included 1.7 million shares of common stock of the Company having a market value of $60.2 million or 9% of total plan assets. Dividends paid during the year on shares held by the plan were $1.3 million. In 2008, plan assets included 1.7 million shares of common stock of the Company having a market value of $59.9 million or 9% of total plan assets.

The Company made discretionary contributions of $100.0 million and $13.7 million to the Company’s defined benefit plans in 2009 and 2008, respectively. Based on the October 25, 2009 measurement date, the Company anticipates making required contributions of $0.1 million to fund the pension plans during fiscal year 2010. The Company also expects to make contributions of $28.9 million during 2010 that represent benefit payments for unfunded plans.

Benefits expected to be paid over the next ten fiscal years are as follows:

		Post-
	Pension	retirement
(in thousands)	Benefits	Benefits
2010	$41,287	$26,806
2011	41,479	27,001
2012	42,360	26,738
2013	43,571	26,409
2014	45,141	26,195
2015 and later	252,946	121,374

NOTE G

INCOME TAXES

The components of the provision for income taxes are as follows:

(in thousands)	2009	2008	2007
Current:
U.S. Federal	$159,208	$157,314	$153,413
State	22,027	22,105	19,643
Foreign	1,245	2,330	1,418
Total current	182,480	181,749	174,474
Deferred:
U.S. Federal	(392)	(9,013)	(5,689)
State	81	(700)	(840)
Total deferred	(311)	(9,713)	(6,529)
Total provision for income taxes	$182,169	$172,036	$167,945

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that, based upon its lengthy and consistent history of profitable operations, it is more likely than not that the net deferred tax assets of $188.4 million will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the deferred income tax liabilities and assets are as follows:

	October 25,	October 26,
(in thousands)	2009	2008
Deferred tax liabilities:
Tax over book depreciation	$(76,809)	$(71,738)
Book/tax basis difference from acquisitions	(32,100)	(34,162)
Pension assets	(5,761)	(34,323)
Other, net	(47,659)	(43,864)
Deferred tax assets:
Post-retirement benefits	142,334	128,220
Pension benefits	47,730	40,717
Stock options	26,362	28,104
Deferred compensation	20,355	18,697
Federal benefit of state tax	15,733	13,764
Promotional accruals	14,345	5,348
Insurance accruals	13,573	10,610
Vacation accruals	12,850	11,682
Commodity hedging contracts	6,887	26,417
Other, net	50,602	35,725
Net deferred tax assets	$188,442	$135,197

Reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	2009	2008	2007
U.S. statutory rate	35.0%	35.0%	35.0%
State taxes on income, net of federal tax benefit	2.9	3.3	2.8
Rabbi trust	(1.0)	2.2	(0.5)
Medicare Part D supplement	(0.3)	(0.3)	(0.3)
Manufacture deduction	(1.6)	(1.7)	(0.8)
All other, net	(0.3)	(0.9)	(0.5)
Effective tax rate	34.7%	37.6%	35.7%

U.S. income taxes have not been provided on undistributed earnings of foreign subsidiaries and joint ventures, which were approximately $50.7 million as of October 25, 2009. The Company has reinvested such earnings overseas in foreign operations indefinitely.

Total income taxes paid during fiscal 2009, 2008, and 2007 were $160.3 million, $144.7 million, and $222.9 million, respectively.

The Company adopted the amended provisions of ASC 740, Income Taxes at the beginning of fiscal 2008, on October 29, 2007. Adoption resulted in a $13.9 million increase in the liability for uncertain tax positions (resulting in a total liability balance of $32.3 million), a $4.9 million increase in deferred tax assets, and a decrease in retained earnings of $9.0 million.

The following table sets forth changes in the unrecognized tax benefits, excluding interest and penalties, for fiscal years 2008 and 2009.

(in thousands)
Balance as of October 29, 2007	$25,803
Tax positions related to the current period:
Increases	2,214
Decreases	0
Tax positions related to prior periods:
Increases	7,138
Decreases	(1,825)
Settlements	(604)
Decreases related to a lapse of applicable statute of limitations	(42)
Balance as of October 26, 2008	$32,684
Tax positions related to the current period:
Increases	3,237
Decreases	0
Tax positions related to prior periods:
Increases	9,101
Decreases	0
Settlements	(2,003)
Decreases related to a lapse of applicable statute of limitations	(257)
Balance as of October 25, 2009	$42,762

The amount of unrecognized tax benefits, including interest and penalties, at October 25, 2009, recorded in other long-term liabilities was $55.8 million, of which $28.6 million would impact the Company’s effective tax rate if recognized. The Company includes accrued interest and penalties related to uncertain tax positions in income tax expense, with $4.1 million included in expense for fiscal 2009. The amount of accrued interest and penalties at October 25, 2009, associated with unrecognized tax benefits was $13.0 million.

        The Company is regularly audited by federal and state taxing authorities. During fiscal year 2007, the United States Internal Revenue Service (I.R.S.) concluded its examination of the Company’s consolidated federal income tax returns for the fiscal years through 2005. During the fourth quarter of fiscal year 2008, the I.R.S. opened an examination of the Company’s consolidated federal income tax returns for fiscal years 2006 and 2007. The Company is in various stages of audit by several state taxing authorities on a variety of fiscal years, as far back as 1996. While it is reasonably possible that one or more of these audits may be completed within the next 12 months and that the related unrecognized tax benefits may change, based on the status of the examinations it is not possible to reasonably estimate the effect of any amount of such change to previously recorded uncertain tax positions.

NOTE H

COMMITMENTS AND CONTINGENCIES

In order to ensure a steady supply of hogs and turkeys, and to keep the cost of products stable, the Company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods up to 15 years. The Company has also entered into grow-out contracts with independent farmers to raise turkeys for the Company for periods up to 25 years. Under these arrangements, the Company owns the livestock, feed, and other supplies while the independent farmers provide facilities and labor. The Company has also contracted for the purchase of corn, soybean meal, and other feed ingredients from independent suppliers for periods up to two years. Under these contracts, the Company is committed at October 25, 2009, to make purchases, assuming current price levels, as follows:

(in thousands)
2010	$882,197
2011	488,722
2012	419,978
2013	296,391
2014	236,722
Later years	1,074,762
Total	$3,398,772

Purchases under these contracts for fiscal 2009, 2008, and 2007 were $1.6 billion, $1.8 billion, and $1.5 billion, respectively.

The Company has noncancelable operating lease commitments on facilities and equipment at October 25, 2009, as follows:

(in thousands)
2010	$11,951
2011	10,398
2012	7,603
2013	6,114
2014	4,494
Later years	13,899
Total	$54,459

The Company expensed $23.0 million, $21.9 million, and $23.0 million for rent in fiscal 2009, 2008, and 2007, respectively.

The Company has commitments to expend approximately $60.7 million to complete construction in progress at various locations as of October 25, 2009.

As of October 25, 2009, the Company had $39.0 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the Company’s self-insured workers’ compensation programs. However, that amount also includes a revocable $3.9 million standby letter of credit for obligations of an affiliated party that may arise under worker compensation claims. Letters of credit are not reflected in the Company’s consolidated statements of financial position.

The Company is involved on an ongoing basis in litigation arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the Company’s results of operations, financial condition, or liquidity.

NOTE I

STOCK-BASED COMPENSATION

The Company has stock incentive plans for employees and non-employee directors, including stock options and non-vested shares. The Company’s policy is to grant options with the exercise price equal to the market price of the common stock on the date of grant. Ordinary options vest over periods ranging from six months to four years and expire ten years after the date of the grant. The Company recognizes stock-based compensation expense ratably over the shorter of the requisite service period or vesting period. The fair value of stock-based compensation granted to retirement-eligible individuals is expensed at the time of grant.

A reconciliation of the number of options outstanding and exercisable (in thousands) as of October 25, 2009, and changes during the fiscal year then ended, is as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
Outstanding at October 26, 2008	10,735	$31.04
Granted	1,313	26.81
Exercised	(350)	19.47
Forfeited	(94)	37.44
Outstanding at October 25, 2009	11,604	$30.86	5.7 yrs	$72,499
Exercisable at October 25, 2009	7,223	$28.49	4.4 yrs	$59,234

The weighted average grant date fair value of stock options granted and the total intrinsic value of options exercised (in thousands) during each of the past three fiscal years is as follows:

	Fiscal Year Ended
	October 25,	October 26,	October 28,
	2009	2008	2007
Weighted average grant date fair value	$5.87	$10.38	$9.41
Intrinsic value of exercised options	$5,049	$27,669	$13,937

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model, using the following weighted average assumptions:

	Fiscal Year Ended
	October 25,	October 26,	October 28,
	2009	2008	2007
Risk-free interest rate	3.2%	4.0%	4.6%
Dividend yield	2.5%	1.8%	1.6%
Stock price volatility	22.0%	21.0%	21.0%
Expected option life	8 years	8 years	7 years

As part of the valuation process, the Company reassesses the appropriateness of the inputs used in the valuation models. The Company establishes the risk-free interest rate using stripped U.S. Treasury yields as of the grant date, where the remaining term is approximately the expected life of the option. The dividend yield is set based on the Company’s targeted dividend yield. The expected volatility assumption is set based primarily on historical volatility. As a reasonableness test, implied volatility from exchange traded options is also examined to validate the volatility range obtained from the historical analysis. The expected life assumption is set based on an analysis of past exercise behavior by option holders. In performing the valuations for ordinary option grants, the Company has not stratified option holders as exercise behavior has historically been consistent across all employee groups.

The Company’s nonvested shares vest after five years or upon retirement. A reconciliation of the nonvested shares (in thousands) as of October 25, 2009, and changes during the fiscal year then ended is as follows:

		Weighted
		Average
		Grant-Date
	Shares	Fair Value
Nonvested at October 26, 2008	77	$35.72
Granted	29	30.54
Vested	(8)	26.95
Nonvested at October 25, 2009	98	34.90

The weighted average grant date fair value of nonvested shares granted, the total fair value (in thousands) of nonvested shares granted, and the fair value (in thousands) of shares that have vested during each of the past three fiscal years is as follows:

	Fiscal Year Ended
	October 25,	October 26,	October 28,
	2009	2008	2007
Weighted average grant date fair value	$30.54	$38.97	$37.80
Fair value of nonvested shares granted	$865	$974	$1,105
Fair value of shares vested	$204	$43	$2,461

Stock-based compensation expense, along with the related income tax benefit, for each of the past three fiscal years is presented in the table below.

	Fiscal Year Ended
	October 25,	October 26,	October 28,
(in thousands)	2009	2008	2007
Stock-based compensation expense recognized	$12,054	$14,691	$15,327
Income tax benefit recognized	(4,633)	(5,611)	(5,830)
After-tax stock-based compensation expense	$7,421	$9,080	$9,497

At October 25, 2009, there was $13.4 million of total unrecognized compensation cost from stock-based compensation arrangements granted under the plans. This compensation is expected to be recognized over a weighted average period of approximately 2.3 years. During fiscal years 2009, 2008, and 2007, cash received from stock option exercises was $2.4 million, $11.3 million, and $6.2 million, respectively. The total tax benefit to be realized for tax deductions from these option exercises was $1.3 million, $10.6 million, and $5.3 million, respectively. The amounts reported for tax deductions for option exercises include $1.3 million, $10.2 million, and $4.8 million in fiscal years 2009, 2008, and 2007, respectively, of excess tax benefits.

Shares issued for option exercises and nonvested shares may be either authorized but unissued shares, or shares of treasury stock acquired in the open market or otherwise. The number of shares available for future grants (in thousands) was 18,998 at October 25, 2009, 7,161 at October 26, 2008, and 8,034 at October 28, 2007.

NOTE J

DERIVATIVES AND HEDGING

The Company uses hedging programs to manage price risk associated with commodity purchases. These programs utilize futures contracts and swaps to manage the Company’s exposure to price fluctuations in the commodities markets. The Company has determined its hedge programs to be highly effective in offsetting the changes in fair value or cash flows generated by the items hedged.

Cash Flow Hedges

The Company utilizes corn and soybean meal futures to offset the price fluctuation in the Company’s future direct grain purchases, and has entered into various swaps to hedge the purchases of grain and natural gas at certain plant locations. The financial instruments are designated and accounted for as cash flow hedges, and the Company measures the effectiveness of the hedges on a regular basis. Effective gains or losses related to these cash flow hedges are reported in accumulated other comprehensive loss and reclassified into earnings, through cost of products sold, in the period or periods in which the hedged transactions affect earnings. Any gains or losses related to hedge ineffectiveness are recognized in the current period cost of products sold. The Company typically does not hedge its grain exposure beyond 24 months and its natural gas exposure beyond 36 months. As of October 25, 2009, the Company had the following outstanding commodity futures contracts and swaps that were entered into to hedge forecasted purchases:

Commodity	Volume
Corn	20.3 million bushels
Soybean meal	148,100 tons
Natural gas	4.6 million MMBTU’s

As of October 25, 2009, the Company has included in accumulated other comprehensive loss, hedging losses of $19.2 million (before tax) relating to its positions. The Company expects to recognize the majority of these losses over the next 12 months.

Fair Value Hedges

The Company utilizes futures to minimize the price risk assumed when forward priced contracts are offered to the Company’s commodity suppliers. The intent of the program is to make the forward priced commodities cost nearly the same as cash market purchases at the date of delivery. The futures contracts are designated and accounted for as fair value hedges, and the Company measures the effectiveness of the hedges on a regular basis. Changes in the fair value of the futures contracts, along with the gain or loss on the hedged purchase commitment, are marked-to-market through earnings and are recorded on the Consolidated Statement of Financial Position as a current asset and liability, respectively. Effective gains or losses related to these fair value hedges are recognized through cost of products sold in the period or periods in which the hedged transactions affect earnings. Any gains or losses related to hedge ineffectiveness are recognized in the current period cost of products sold. As of October 25, 2009, the Company had the following outstanding commodity futures contracts designated as fair value hedges:

Commodity	Volume
Corn	12.0 million bushels
Soybean meal	6,200 tons
Lean hogs	1.3 million cwt

Other Derivatives

During fiscal 2009, the Company has held certain futures contract positions as part of a merchandising program and to manage the Company’s exposure to fluctuations in foreign currencies. The Company has not applied hedge accounting to these positions. All foreign exchange contracts were closed as of the end of the third quarter. As of October 25, 2009, the Company had the following outstanding commodity futures contracts related to its merchandising program:

Commodity	Volume
Pork bellies	14,800 cwt

Fair Values

The fair values of the Company’s derivative instruments (in thousands) as of October 25, 2009, were as follows:

	October 25, 2009
	Location on
	Consolidated Statement	Fair
	of Financial Position	Value(1)
Asset Derivatives:
Derivatives Designated as Hedges:
Commodity contracts	Other current assets	$25,159
Derivatives Not Designated as Hedges:
Commodity contracts	Other current assets	(3,702)
Total Asset Derivatives		$21,457

Liability Derivatives:
Derivatives Designated as Hedges:
Commodity contracts	Accounts payable	$17,563
Total Liability Derivatives		$17,563

(1)          Amounts represent the gross fair value of derivative assets and liabilities. The Company nets its derivative assets and liabilities, including cash collateral, when a master netting arrangement exists between the Company and the counterparty to the derivative contract. See Note K for a discussion of the net amounts as reported in the Consolidated Statement of Financial Position.

Derivative Gains and Losses

Gains or losses (before tax, in thousands) related to the Company’s derivative instruments for the fiscal year ended October 25, 2009, were as follows:

	Gain/(Loss) Recognized
	in Accumulated Other		Gain/(Loss) Reclassified	Gain/(Loss)
	Comprehensive Loss (AOCL)	Location on Consolidated	from AOCL into Earnings	Recognized in Earnings
Cash Flow Hedges	(Effective Portion)(1)	Statement of Operations	(Effective Portion)(1)	(Ineffective Portion)(2)(4)
Commodity contracts	$(8,323)	Cost of products sold	$(55,053)	$2,082

			Gain/(Loss)	Gain/(Loss)
		Location on Consolidated	Recognized in Earnings	Recognized in Earnings
Fair Value Hedges		Statement of Operations	(Effective Portion)(3)	(Ineffective Portion)(2)(5)
Commodity contracts		Cost of products sold	$55,879	$(2,901)

		Location on Consolidated	Gain/(Loss)
Derivatives Not Designated as Hedges		Statement of Operations	Recognized in Earnings
Commodity contracts		Cost of products sold	$414
Foreign exchange contracts		Interest and investment income (loss)	$(141)

(1)	Amounts represent gains or losses in AOCL before tax. See Note A for the after tax impact of these gains or losses on net earnings.
(2)	There were no gains or losses excluded from the assessment of hedge effectiveness during the fiscal year.
(3)	Gains on commodity contracts designated as fair value hedges were offset by a corresponding loss on the underlying hedged purchase commitment.
(4)	There were no gains or losses resulting from the discontinuance of cash flow hedges during the fiscal year.
(5)	There were no gains or losses recognized as a result of a hedged firm commitment no longer qualifying as a fair value hedge during the fiscal year.

NOTE K

FAIR VALUE MEASUREMENTS

Effective at the beginning of fiscal 2009, the Company adopted the provisions of ASC 820, Fair Value Measurements and Disclosures (ASC 820) for its financial assets and liabilities carried at fair value on a recurring basis in the consolidated financial statements. As discussed in Note A, the FASB allowed deferral of the provisions of ASC 820 for one year for nonfinancial assets and liabilities measured at fair value that are recognized or disclosed on a nonrecurring basis. ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). ASC 820 also establishes a fair value hierarchy which requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.

Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of October 25, 2009, and their level within the fair value hierarchy, are presented in the table below.

	Fair Value Measurements at October 25, 2009
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
	Fair Value at	Identical Assets	Observable Inputs	Inputs
(in thousands)	October 25, 2009	(Level 1)	(Level 2)	(Level 3)
Assets at Fair Value:
Cash equivalents(1)	$290,476	$290,476	$—	$0
Trading securities(2)	103,801	49,608	54,193	0
Commodity derivatives(3)	6,776	6,776	—	0
Total Assets at Fair Value	$401,053	$346,860	$54,193	$0

Liabilities at Fair Value:
Commodity derivatives(3)	$17,563	$—	$17,563	$0
Deferred compensation(2)	38,786	10,670	28,116	0
Total Liabilities at Fair Value	$56,349	$10,670	$45,679	$0

The following methods and assumptions were used to estimate the fair value of the financial assets and liabilities above:

(1)          The Company’s cash equivalents consist of money market funds rated AAA. As these investments have a maturity date of three months or less, the carrying value approximates fair value.

(2)          The Company holds trading securities as part of a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans. The rabbi trust is included in other assets on the Consolidated Statements of Financial Position and is valued based on the underlying fair value of each fund held by the trust. A portion of the funds held related to the supplemental executive retirement plans have been invested in fixed income funds managed by a third party. The declared rate on these funds is set based on a formula using the yield of the general account investment portfolio that supports the fund, adjusted for expenses and other charges. The rate is guaranteed for one year at issue, and may be reset annually on the policy anniversary, subject to a guaranteed minimum rate. As the value is based on adjusted market rates, and the fixed rate is only reset on an annual basis, these funds are classified as Level 2. The remaining funds held are also managed by a third party, and include equity securities, money market accounts, bond funds, or other portfolios for which there is an active quoted market. Therefore these securities are classified as Level 1. The related deferred compensation liabilities are included in other long-term liabilities on the Consolidated Statements of Financial Position and are valued based on the underlying investment selections held in each participant’s account. Investment options generally mirror those funds held by the rabbi trust, for which there is an active quoted market. Therefore these investment balances are classified as Level 1. The Company also offers a fixed rate investment option to participants. The rate earned on these investments is adjusted annually based on a specified percentage of the I.R.S. Applicable Federal Rates in effect and therefore these balances are classified as Level 2.

(3)          The Company’s commodity derivatives represent futures contracts and swaps used in its hedging programs to offset price fluctuations associated with purchases of corn, soybean meal, and natural gas, and to minimize the price risk assumed when forward priced contracts are offered to the Company’s commodity suppliers. The Company’s futures contracts for corn and soybean meal are traded on the Chicago Board of Trade (CBOT), while futures contracts for lean hogs and bellies are traded on the Chicago Mercantile Exchange. These are active markets with quoted prices available and therefore the futures contracts are classified as Level 1. The Company’s corn and soybean meal swaps settle based on quoted prices from the CBOT, while natural gas swaps are settled based on quoted prices from the New York Mercantile Exchange. As the swaps settle based on quoted market prices, but are not held directly with the exchange, the swaps are classified as Level 2. All derivatives are reviewed for potential credit risk and risk of nonperformance. The Company nets its derivative assets and liabilities, including cash collateral, when a master netting arrangement exists between the Company and the counterparty to the derivative contract. The net balance for each arrangement is included in other current assets or accounts payable, as appropriate, in the Consolidated Statements of Financial Position. As of October 25, 2009, the Company had recognized the right to reclaim cash collateral of $2.2 million from, and the obligation to return cash collateral of $16.9 million to, various counterparties.

The Company’s financial assets and liabilities also include accounts receivable and accounts payable, for which carrying value approximates fair value due to the short periods to maturity for those instruments. The Company does not carry its long-term debt at fair value in its Consolidated Statements of Financial Position. Based on borrowing rates available to the Company for long-term financing with similar terms and average maturities, the fair value of long-term debt, utilizing discounted cash flows, was $383.5 million as of October 25, 2009, and $357.7 million as of October 26, 2008.

NOTE L

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

The Refrigerated Foods segment includes the Hormel Refrigerated, Farmer John, Burke Corporation, and Dan’s Prize operating segments. This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork and beef products for retail, foodservice, and fresh product customers. Results for the Hormel Refrigerated operating segment include the Precept Foods business, which offers a variety of case-ready beef and pork products to retail customers. Precept Foods, LLC, is a 51 percent owned joint venture between Hormel Foods Corporation and Cargill Meat Solutions Corporation, a wholly-owned subsidiary of Cargill, Incorporated.

The Jennie-O Turkey Store (JOTS) segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for retail, foodservice, and fresh product customers.

The Specialty Foods segment includes the Diamond Crystal Brands, Century Foods International, and Hormel Specialty Products operating segments. This segment consists of the packaging and sale of various sugar and sugar substitute products, salt and pepper products, liquid portion products, dessert mixes, ready-to-drink products, gelatin products, and private label canned meats to retail and food-service customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products.

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

Sales and operating profits for each of the Company’s segments and reconciliation to earnings before income taxes are set forth below. The Company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating profit and other financial information shown below.

(in thousands)	2009	2008	2007
Sales to Unaffiliated Customers
Grocery Products	$924,682	$947,184	$879,423
Refrigerated Foods	3,436,242	3,521,672	3,270,204
Jennie-O Turkey Store	1,227,709	1,268,002	1,162,152
Specialty Foods	708,730	777,659	692,468
All Other	236,308	240,386	188,785
Total	$6,533,671	$6,754,903	$6,193,032
Intersegment Sales
Grocery Products	$0	$0	$0
Refrigerated Foods	7,236	5,834	2,801
Jennie-O Turkey Store	97,064	95,551	94,570
Specialty Foods	172	196	154
All Other	0	0	0
Total	104,472	101,581	97,525
Intersegment elimination	(104,472)	(101,581)	(97,525)
Total	$0	$0	$0
Net Sales
Grocery Products	$924,682	$947,184	$879,423
Refrigerated Foods	3,443,478	3,527,506	3,273,005
Jennie-O Turkey Store	1,324,773	1,363,553	1,256,722
Specialty Foods	708,902	777,855	692,622
All Other	236,308	240,386	188,785
Intersegment elimination	(104,472)	(101,581)	(97,525)
Total	$6,533,671	$6,754,903	$6,193,032
Segment Operating Profit
Grocery Products	$162,531	$148,768	$141,445
Refrigerated Foods	226,171	211,961	173,924
Jennie-O Turkey Store	86,909	78,306	106,890
Specialty Foods	68,484	70,124	61,448
All Other	27,631	27,001	23,085
Total segment operating profit	$571,726	$536,160	$506,792
Net interest and investment income	(8,432)	(56,125)	(14,083)
General corporate expense	(38,312)	(22,499)	(22,872)
Earnings before income taxes	$524,982	$457,536	$469,837

(in thousands)	2009	2008	2007
Assets
Grocery Products	$445,340	$425,798	$414,377
Refrigerated Foods	1,098,133	1,189,783	1,100,394
Jennie-O Turkey Store	728,049	779,755	711,399
Specialty Foods	449,558	487,681	438,836
All Other	163,611	168,012	149,181
Corporate	807,364	565,442	579,463
Total	$3,692,055	$3,616,471	$3,393,650
Additions to Property Plant and Equipment
Grocery Products	$51,438	$27,738	$18,890
Refrigerated Foods	28,303	46,372	56,288
Jennie-O Turkey Store	11,247	34,394	29,685
Specialty Foods	2,922	9,371	9,690
All Other	732	3,555	1,595
Corporate	2,319	4,460	9,647
Total	$96,961	$125,890	$125,795
Depreciation and Amortization
Grocery Products	$14,387	$12,657	$9,778
Refrigerated Foods	54,457	53,261	50,585
Jennie-O Turkey Store	27,280	28,315	34,242
Specialty Foods	14,082	13,918	14,948
All Other	1,204	2,111	2,021
Corporate	15,728	15,927	15,164
Total	$127,138	$126,189	$126,738

The Company’s products primarily consist of meat and other food products. Perishable meat includes fresh meats, sausages, hams, wieners, and bacon (excluding JOTS products). The Poultry category is composed primarily of JOTS products. Shelf-stable includes canned products, tortillas, salsas, and other items that do not require refrigeration. The Other category primarily consists of nutritional food products and supplements, sugar and sugar substitutes, dessert and drink mixes, and industrial gelatin products. The percentages of total revenues contributed by classes of similar products for the last three fiscal years are as follows:

	Fiscal Year Ended
	October 25,	October 26,	October 28,
	2009	2008	2007
Perishable meat	53.9%	53.5%	54.2%
Poultry	19.3	19.2	19.2
Shelf-stable	17.3	17.1	16.8
Other	9.5	10.2	9.8
	100.0%	100.0%	100.0%

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

	Fiscal Year Ended
	October 25,	October 26,	October 28,
(in thousands)	2009	2008	2007
United States	$6,198,818	$6,408,265	$5,939,359
Foreign	334,853	346,638	253,673
	$6,533,671	$6,754,903	$6,193,032

In fiscal 2009, sales to Wal-Mart Stores, Inc. (Wal-Mart) represented $935.8 million or 13.0 percent of the Company’s consolidated revenues (measured as gross sales less returns and allowances). Wal-Mart is a customer for all five segments of the Company.

NOTE M

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following tabulations reflect the unaudited quarterly results of operations for the years ended October 25, 2009, and October 26, 2008.

					Diluted
	Net	Gross	Net	Basic Earnings	Earnings Per
(in thousands, except per share data)	Sales	Profit*	Earnings	Per Share	Share
2009
First quarter	$1,689,086	$272,315	$81,383	$0.61	$0.60
Second quarter	1,595,043	262,038	80,385	0.60	0.59
Third quarter	1,574,440	260,324	77,169	0.57	0.57
Fourth quarter	1,675,102	304,194	103,876	0.78	0.77
2008
First quarter	$1,621,165	$292,691	$88,181	$0.65	$0.64
Second quarter	1,594,084	263,952	77,561	0.57	0.56
Third quarter	1,678,142	229,046	51,947	0.38	0.38
Fourth quarter	1,861,512	276,240	67,811	0.50	0.50

*Includes retrospective reclassification of shipping and handling expenses to cost of products sold from selling, general and administrative (See Note A).

Hormel Foods Corporation

STOCK PERFORMANCE GRAPH

SHAREHOLDER INFORMATION

Independent Auditors

Ernst & Young LLP

220 South Sixth Street, Ste. 1400

Minneapolis, MN 55402-4509

Stock Listing

Hormel Foods Corporation’s common stock is traded on the New York Stock Exchange under the symbol HRL. The CUSIP number is 440452100.

There are approximately 11,000 record shareholders and 25,500 shareholders whose shares are held in street name by brokerage firms and financial institutions.

Common Stock Data

The high and low prices of the Company’s common stock and the dividends per share declared for each fiscal quarter of 2009 and 2008, respectively, are shown below:

2009	High	Low	Dividend
First Quarter	31.87	24.84	0.190
Second Quarter	33.43	29.26	0.190
Third Quarter	36.36	29.17	0.190
Fourth Quarter	39.02	34.64	0.190

2008	High	Low	Dividend
First Quarter	41.82	34.90	0.185
Second Quarter	42.64	37.24	0.185
Third Quarter	41.98	33.99	0.185
Fourth Quarter	38.08	27.26	0.185

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

The Company participates in the Direct Registration Profile Modification System (DRPMS). Transfers or issuances of shares are now issued in book-entry form, unless you specifically request a stock certificate. A statement will be delivered to you reflecting any transactions processed in your account.

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

Annual Meeting

The Annual Meeting of Shareholders will be held Tuesday, January 26, 2010, in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m.

Questions about Hormel Foods

Shareholder Inquiries

(507) 437-5944

Analyst/Investor Inquiries

(507) 437-5248

Media Inquiries

(507) 437-5345

Consumer Response

Inquiries regarding products of Hormel Foods Corporation should be addressed:

Consumer Response

Hormel Foods Corporation

1 Hormel Place

Austin, MN 55912-3680

or call 1-800-523-4635

Trademarks

References in italic within this report represent valuable trademarks owned or licensed by Hormel Foods, LLC or subsidiaries of Hormel Foods Corporation.

CORPORATE OFFICERS

Jeffrey M. Ettinger*	Thomas R. Day	Phillip L. Minerich, Ph.D.
Chairman of the Board,	Senior Vice President	Vice President
President and Chief Executive Officer
	William F. Snyder	Kurt F. Mueller
Ronald W. Fielding	Senior Vice President	Vice President
Executive Vice President
	D. Scott Aakre	Douglas R. Reetz
Jody H. Feragen*	Vice President	Vice President
Senior Vice President
and Chief Financial Officer	Deanna T. Brady	James R. Schroeder
	Vice President	Vice President
Steven G. Binder
Group Vice President	Julie H. Craven	Bruce R. Schweitzer
	Vice President	Vice President
Richard A. Bross
Group Vice President	Michael L. Devine	James N. Sheehan
President, Hormel Foods International	Vice President	Vice President and Controller

Robert A. Tegt	Bryan D. Farnsworth	James P. Snee
Group Vice President	Vice President	Vice President
President, Jennie-O Turkey Store Inc.
	Roland G. Gentzler	James M. Splinter
Michael D. Tolbert	Vice President and Treasurer	Vice President
Group Vice President
	Dennis B. Goettsch	Joe C. Swedberg
Larry L. Vorpahl	Vice President	Vice President
Group Vice President
	Daniel A. Hartzog	Brian D. Johnson
James W. Cavanaugh	Vice President	Corporate Secretary
Senior Vice President
and General Counsel	David P. Juhlke	James T. Anderson
	Vice President	Assistant Controller

Donald H. Kremin
Vice President

*Director