Form 10-K, Exhibit 13
period 2010-10-31
HORMEL FOODS CORP /DE/
filed 2010-12-21
CIK 48465

Exhibit 13.1

SELECTED PAGES OF 2010 ANNUAL STOCKHOLDERS’ REPORT

Selected Financial Data

(in thousands, except per share amounts)	2010	2009	2008	2007	2006

Operations
Net Sales	$7,220,719	$6,533,671	$6,754,903	$6,193,032	$5,745,481
Net Earnings	399,776	345,978	288,635	303,820	285,668
Net Earnings Attributable to Hormel Foods Corporation	395,587	342,813	285,500	301,892	286,139
% of net sales	5.48%	5.25%	4.23%	4.87%	4.98%
EBIT(1)	642,386	533,414	513,661	483,920	450,709
% of net sales	8.90%	8.16%	7.60%	7.81%	7.84%
EBITDA(2)	767,977	660,552	639,850	610,658	571,810
% of net sales	10.64%	10.11%	9.47%	9.86%	9.95%
Return on Invested Capital(3)	14.89%	14.09%	13.05%	13.49%	13.91%

Financial Position
Total Assets	4,053,918	3,692,055	3,616,471	3,393,650	3,060,306
Long-term Debt less Current Maturities	—	350,000	350,000	350,005	350,054
Hormel Foods Corporation Shareholders’ Investment	2,400,657	2,122,608	2,006,740	1,884,376	1,802,731

Selected Cash Flow Data
Depreciation and Amortization	125,591	127,138	126,189	126,738	121,101
Capital Expenditures	89,823	96,961	125,890	125,795	141,516
Acquisitions of Businesses	28,104	701	27,225	125,101	78,925
Share Repurchase	69,574	38,147	69,551	86,794	36,978
Dividends Paid	109,374	101,376	95,531	81,092	75,840

Common Stock
Basic Shares	133,366	134,227	135,360	137,216	137,845
Diluted Shares	135,349	135,489	137,128	139,151	139,561
Earnings per Share — Basic	2.97	2.55	2.11	2.20	2.08
Earnings per Share — Diluted	2.92	2.53	2.08	2.17	2.05
Dividends per Share	0.84	0.76	0.74	0.60	0.56
Hormel Foods Corporation Shareholders’ Investment per Share	18.05	15.89	14.92	13.89	13.10

The Company provides EBIT, EBITDA, and Return on Invested Capital because these measures are useful to investors as indicators of operating strength and performance relative to prior years, and are typically used to benchmark our Company’s performance against other companies in our industry. These measures are calculated as follows:

	2010	2009	2008	2007	2006
(1) EBIT:
Net Earnings Attributable to Hormel Foods Corporation	$395,587	$342,813	$285,500	$301,892	$286,139
Plus: Income Tax Expense	224,775	182,169	$172,036	$167,945	$144,404
Plus: Interest Expense	26,589	27,995	28,023	27,707	25,636
Less: Interest and Investment Income	(4,565)	(19,563)	28,102	(13,624)	(5,470)
EBIT	$642,386	$533,414	$513,661	$483,920	$450,709
(2) EBITDA:
EBIT per (1) above	$642,386	$533,414	$513,661	$483,920	$450,709
Plus: Depreciation and Amortization	125,591	127,138	126,189	126,738	121,101
EBITDA	$767,977	$660,552	$639,850	$610,658	$571,810
(3) Return on Invested Capital:
EBIT per (1) above	$642,386	$533,414	$513,661	$483,920	$450,709
X (1 – Effective Tax Rate*)	63.77%	65.30%	62.40%	64.25%	66.46%
After-tax EBIT	409,631	348,319	320,522	310,941	299,541
Divided by:
Total Debt	350,000	350,000	450,000	420,054	350,420
Hormel Foods Corporation Shareholders’ Investment	2,400,657	2,122,608	2,006,740	1,884,376	1,802,731
Total Debt and Shareholders’ Investment	2,750,657	2,472,608	2,456,740	2,304,430	2,153,151
Return on Invested Capital	14.89%	14.09%	13.05%	13.49%	13.91%

* Excluding earnings attributable to noncontrolling interests

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Fiscal 2010: Hormel Foods achieved record sales and earnings during fiscal 2010. Our focus on restoring top line growth drove our sales to over $7.2 billion, a 23 percent increase over last year, with all five segments contributing to the sales gains. Earnings for the year increased over 15 percent to $395.6 million. Both sales and earnings benefited from an additional week in 2010.

Despite continued economic uncertainty, our portfolio of branded, value-added products coupled with increased advertising spending resulted in our record sales. Sales were also augmented by the addition of new MegaMex joint venture products and sales of Country Crock® side dish items that were acquired in fiscal 2010. We also experienced higher commodity selling prices during the year. Our earnings benefited from our higher sales as well as operational efficiencies and historically high pork operating margins, which helped offset higher input costs and lower investment gains.

Our Jennie-O Turkey Store segment delivered spectacular earnings results, reflecting efficiencies throughout its supply chain and plant operations, as well as strong commodity turkey meat prices and lower grain costs. Refrigerated Foods results were driven by strong pork operating margins, which more than offset softness in the retail and foodservice categories as a result of higher raw material costs. Specialty Foods had improved sales and segment profit results with all three operating segments contributing to the sales increase. Despite substantial headwinds in fiscal 2010 from higher raw material costs, our Grocery Products segment delivered year-over-year improved earnings on an adjusted basis.* Our International segment recorded double-digit sales growth, but higher export sales of our SPAM® family of products were unable to offset higher raw material costs, negatively impacting segment profits.

We generated strong cash flows which allowed us to repurchase 1.7 million shares of common stock during fiscal 2010. We also announced a 21.4 percent increase in our annual dividend rate for fiscal 2011.

Fiscal 2011 Outlook: Our solid finish to fiscal 2010 provides good momentum as we start 2011. While we anticipate continued economic uncertainty, we expect to deliver year-over-year improvements in both sales and earnings. We believe that our balanced portfolio of branded, value-added products allows us to meet the needs of our consumers by providing convenience and great taste as well as value. Our strong financial position should also enable us to take advantage of investments in our business, whether through internal expansion or through acquisitions.

*  Grocery Products adjusted earnings for fiscal 2010 exclude a pretax charge of $9.7 million related to the closing of the Company’s Valley Fresh plant in Turlock, California.

Critical Accounting Policies

This discussion and analysis of financial condition and results of operations is based upon the consolidated financial statements of Hormel Foods Corporation (the Company), which have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company evaluates, on an ongoing basis, its estimates for reasonableness as changes occur in its business environment. The Company bases its estimates on experience, the use of independent third-party specialists, and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

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

The goodwill impairment test is a two-step process performed at the reporting unit level. The Company’s reporting units represent operating segments (aggregations of business units that have similar economic characteristics and share the same production facilities, raw materials, and labor force). First, the fair value of each reporting unit is compared to its corresponding carrying value, including goodwill. The fair value of each reporting unit is estimated using discounted cash flow valuations. The assumptions used in the estimate of fair value, including future growth rates, terminal values, and discount rates, require significant judgment. The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future profit plans for each reporting unit, which are approved by the Company’s Board of Directors. The Company reviews product growth patterns, market share information, industry trends, peer group statistics, changes in distribution channels, and economic indicators in determining the estimates and assumptions used to develop cash flow and profit plan assumptions. Additionally, the Company performs sensitivity testing of the profit plan assumptions and discount rate to assess the impact on the fair value for each reporting unit under various circumstances.

If the first step results in the carrying value exceeding the fair value of any reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. Performance of the second step was not required for any of the Company’s reporting units for fiscal 2010, and no goodwill impairment charges were recorded.

Impairment testing for indefinite-lived intangible assets also compares the fair value and carrying value of the intangible asset. The fair value of indefinite-lived intangible assets is primarily determined on the basis of estimated discounted value, using the relief from royalty method. The assumptions used in the estimate of fair value, including future sales projections and discount rates, require significant judgment. The Company considers historical performance and various Company and industry factors when determining the assumptions to use in estimating the fair value. If the carrying value exceeds fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded for the difference. No material impairment charges were recorded for indefinite-lived intangible assets for fiscal 2010.

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

Results of Operations

OVERVIEW

The Company is a processor of branded and unbranded food products for retail, foodservice, and fresh product customers. The Company operates in the following five reportable segments:

Segment	Business Conducted
Grocery Products

This segment consists primarily of the processing, marketing, and sale of shelf-stable food products sold predominantly in the retail market. This segment also includes the results from the Company’s MegaMex Foods, LLC (MegaMex) joint venture.

Refrigerated Foods

This segment includes the Hormel Refrigerated operating segment and the Affiliated Business Units. This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork and beef products for retail, foodservice, and fresh product customers. The Affiliated Business Units include the Farmer John, Burke Corporation, Dan’s Prize, Saag’s Products, Inc., and Precept Foods businesses. Precept Foods, LLC, is a 50.01 percent owned joint venture between Hormel Foods Corporation and Cargill Meat Solutions Corporation, a wholly-owned subsidiary of Cargill, Incorporated.

Jennie-O Turkey Store	This segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for retail, foodservice, and fresh product customers.

Specialty Foods

This segment includes the Diamond Crystal Brands (DCB), Century Foods International (CFI), and Hormel Specialty Products (HSP) operating segments. This segment consists of the packaging and sale of various sugar and sugar substitute products, salt and pepper products, liquid portion products, dessert mixes, ready-to-drink products, sports nutrition products, gelatin products, and private label canned meats to retail and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products.

All Other

This segment includes the Hormel Foods International operating segment, which manufactures, markets, and sells Company products internationally. This segment also includes the results from the Company’s international joint ventures and miscellaneous corporate sales.

FISCAL YEARS 2010 AND 2009:

Consolidated Results

Net Earnings: Net earnings attributable to the Company for the fourth quarter of fiscal 2010 were $121.1 million, an increase of 16.6 percent compared to earnings of $103.9 million for the same quarter last year. Diluted earnings per share were $0.90 compared to $0.77 for the same quarter last year. On a U.S. GAAP basis, net earnings attributable to the Company for fiscal 2010 increased 15.4 percent to $395.6 million, from $342.8 million in fiscal 2009. U.S. GAAP diluted earnings per share for fiscal 2010 increased 15.4 percent to $2.92 compared to $2.53 last fiscal year. Adjusted net earnings attributable to the Company for fiscal 2010 increased 19.3 percent to $409.0 million, from $342.8 million in fiscal 2009. Adjusted diluted earnings per share for fiscal 2010 increased 19.4 percent to $3.02 compared to $2.53 last year.

The non-GAAP adjusted net earnings financial measurements are provided to assist investors and other readers of the Company’s financial statements in better understanding the Company’s operating performance by excluding the impact of certain non-recurring items affecting comparability. Non-GAAP measurements are not intended to be a substitute for U.S. GAAP measurements in analyzing financial performance. These non-GAAP measurements are not in accordance with any generally accepted accounting principles and may be different from non-GAAP measurements used by other companies.

Adjusted net earnings for fiscal 2010 exclude charges of $6.3 million ($0.05 per diluted share) related to the closing of the Company’s Valley Fresh plant in Turlock, California, and an income tax charge of $7.1 million ($0.05 per diluted share) primarily from the change in tax treatment of Medicare Part D subsidies by new health care laws enacted in 2010. Both charges were incurred in the second quarter of fiscal 2010.

The following table shows the calculations to reconcile from adjusted earnings to U.S. GAAP earnings.

	Year Ended October 31, 2010
			Tax Items
			Primarily
			Related to
	Adjusted	Valley Fresh	Health Care	U.S. GAAP
(in thousands, except per share amounts)	Earnings	Plant Closure	Laws	Earnings
Earnings before income taxes	$634,284	$(9,733)	$—	$624,551
Income taxes	(221,110)	3,455	(7,120)	(224,775)
Net earnings	$413,174	$(6,278)	$(7,120)	$399,776
Net earnings attributable to Hormel Foods Corporation	$408,985	$(6,278)	$(7,120)	$395,587
Diluted net earnings per share	$3.02	$(0.05)	$(0.05)	$2.92

Net Sales: Net sales for the fourth quarter increased to $2.06 billion from $1.68 billion in 2009, an increase of 23.2 percent. Net sales for the twelve months of fiscal 2010 increased 10.5 percent to $7.22 billion compared to $6.53 billion in the prior year. Tonnage for the fourth quarter increased 13.8 percent to 1.34 billion lbs. compared to the prior year at 1.18 billion lbs. Tonnage for the fiscal year increased 5.2 percent to 4.80 billion lbs. from 4.56 billion lbs. in the prior year. Following top-line declines in fiscal 2009, sales momentum was restored during fiscal 2010, with all five segments reporting significant gains for both the fourth quarter and full year. The Company’s branded, value-added product portfolios showed particular strength in the latter half of fiscal 2010, attributable to successful new item introductions, distribution gains on key product lines, and substantial investments in advertising to support both the Hormel® and Jennie-O Turkey Store® brands. Sales from the Company’s MegaMex joint venture and the Country Crock® side dish acquisition also benefited top-line results compared to the prior year. Entering fiscal 2011, the Company expects to continue its strong top-line momentum.

Gross Profit: Gross profit was $355.0 million and $1.24 billion for the 2010 fourth quarter and fiscal year, respectively, compared to $304.2 million and $1.10 billion last year. As a percentage of net sales, gross profit decreased to 17.2 percent for the fourth quarter compared to 18.2 percent in fiscal 2009, and increased to 17.2 percent for the year compared to 16.8 percent in fiscal 2009. Gross profit for fiscal 2010 includes a charge of $9.7 million incurred during the second quarter related to the closing of the Company’s Valley Fresh plant. Jennie-O Turkey Store experienced the most significant margin gains over the prior year, generated by efficiencies throughout their supply chain and operational improvements across the business. Lower feed costs, favorable commodity meat and whole bird pricing, and a larger than usual hedging gain on open positions during the fourth quarter, also contributed to the margin growth for this segment in fiscal 2010. Higher hog costs experienced throughout fiscal 2010 constricted margins in the Company’s value-added businesses for much of the year. Shipping and handling expenses also increased compared to the prior year, primarily reflecting the increased tonnage over fiscal 2009. However, unusually favorable cutout margins in the Company’s pork operations were able to offset the impact of these higher costs.

Entering fiscal 2011, the Company expects a continuation of high raw material costs. While the hog supply is expected to approximate current levels, the Company does not anticipate that pork operating margins will remain at the historically high levels that have been experienced recently. The recent rise in grain markets is also a concern, as significantly higher grain costs in fiscal 2011 may negatively impact margin results. The Company will continue to pursue modest price increases and additional operating efficiencies, where possible, to maintain margins as the year progresses.

Selling, General and Administrative: Selling, general and administrative expenses for the fourth quarter and year were $166.5 million and $605.3 million, respectively, compared to $142.7 million and $567.1 million last year. As a percentage of net sales, selling, general and administrative expenses for the fourth quarter decreased to 8.1 percent of net sales compared to 8.5 percent of net sales in the prior year. For the fiscal year, the expenses decreased to 8.4 percent from 8.7 percent in fiscal 2009. Investments in media campaigns supporting the Hormel® and Jennie-O Turkey Store® brands were a key driver of the higher expense during both the fourth quarter and fiscal year, with total advertising expense up $18.7 million for the year compared to fiscal 2009. The Company also experienced increased expenses for compensation, travel, and professional services during the current year. As a percentage of net sales, the Company expects selling, general and administrative expenses to approximate 8.5 percent in fiscal 2011.

Research and development expenses were $7.7 million and $27.6 million for the fourth quarter and year, respectively, compared to $6.5 million and $25.4 million in 2009. Research and development expenses are again expected to increase during fiscal 2011, due to the Company’s ongoing investments in product innovation and expansion of value-added product lines.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $4.1 million and $13.1 million for the fourth quarter and year, respectively, compared to $1.4 million and $4.8 million last year. On October 26, 2009, the Company completed the formation of MegaMex Foods, LLC (MegaMex), a 50 percent owned joint venture which markets Mexican foods in the United States. Favorable results from this joint venture were the primary driver of the increased earnings for both the fourth quarter and fiscal year, offsetting slightly lower overall results from the Company’s other joint ventures.

During the Company’s fourth quarter, MegaMex also acquired Don Miguel Foods, a leading provider of branded frozen and fresh authentic Mexican appetizers, snacks, and hand-held items. As a result of this acquisition, as well as improved performance anticipated from the Company’s other joint venture operations, the Company expects equity in earnings of affiliates to increase in fiscal 2011.

In conformity with U.S. GAAP, the Company accounts for its majority-owned operations under the consolidation method. Investments in which the Company owns a minority interest are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the Consolidated Statement of Financial Position as investments in and receivables from affiliates. The composition of this line item at October 31, 2010, was as follows:

(in thousands) Country	Investments/Receivables
United States	$123,451
Philippines	63,894
Vietnam	20,501
Mexico	4,931
Japan	1,612
Total	$214,389

Income Taxes: The Company’s effective tax rate for the fourth quarter and year was 34.8 percent and 36.0 percent, respectively, in fiscal 2010 compared to 34.0 percent and 34.5 percent, respectively, for the quarter and year in fiscal 2009. The higher rate for fiscal 2010 primarily reflects a change in the tax treatment of Medicare Part D subsidies, resulting from new health care laws enacted in 2010. The lower rates in fiscal 2009 for both the fourth quarter and fiscal year are also due to significantly higher returns on the Company’s rabbi trust investments compared to the current year, which are not taxable. The Company expects the effective tax rate in fiscal 2011 to be between 35.0 and 36.0 percent.

Segment Results

Net sales and operating profits for each of the Company’s reportable segments are set forth below. The Company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating profit and other financial information shown below. (Additional segment financial information can be found in Note N “Segment Reporting.”)

	Fourth Quarter Ended			Year Ended
	October 31,	October 25,		October 31,	October 25,
(in thousands)	2010	2009	% Change	2010	2009	% Change
Net Sales
Grocery Products	$287,112	$232,043	23.7	$1,040,455	$924,682	12.5
Refrigerated Foods	1,082,941	857,178	26.3	3,818,788	3,436,242	11.1
Jennie-O Turkey Store	402,048	337,544	19.1	1,310,412	1,227,709	6.7
Specialty Foods	212,017	189,051	12.1	782,958	708,730	10.5
All Other	78,921	59,286	33.1	268,106	236,308	13.5
Total	$2,063,039	$1,675,102	23.2	$7,220,719	$6,533,671	10.5

Segment Operating Profit
Grocery Products	$43,134	$46,004	(6.2)	$155,922	$162,531	(4.1)
Refrigerated Foods	86,065	70,440	22.2	276,315	226,171	22.2
Jennie-O Turkey Store	47,544	25,062	89.7	143,644	86,909	65.3
Specialty Foods	19,886	21,247	(6.4)	80,727	68,484	17.9
All Other	9,448	9,695	(2.5)	26,126	27,631	(5.4)
Total segment operating profit	206,077	172,448	19.5	682,734	571,726	19.4
Net interest and investment income	(4,572)	(4,481)	(2.0)	(22,024)	(8,432)	(161.2)
General corporate expense	(14,889)	(10,294)	(44.6)	(40,348)	(38,312)	(5.3)
Noncontrolling interest	1,460	730	100.0	4,189	3,165	32.4
Earnings before income taxes	$188,076	$158,403	18.7	$624,551	$528,147	18.3

Grocery Products: Grocery Products net sales increased 23.7 percent for the fourth quarter and 12.5 percent for the year compared to fiscal 2009. Tonnage increased 22.2 percent for the quarter and 14.4 percent for the year compared to prior year results. The incremental sales of Mexican products generated by the Company’s new MegaMex joint venture drove the substantial top-line growth for this segment throughout the fourth quarter and fiscal year. These sales have more than compensated for the sales of Carapelli® olive oil that were discontinued during fiscal 2009. Excluding both the new MegaMex sales and the discontinued Carapelli® sales, net sales for Grocery Products increased 12.6 percent and 4.3 percent for the fourth quarter and fiscal year, respectively, compared to the prior year.

Sales results for other core products within Grocery Products were also strong during fiscal 2010, including Hormel® chili and Hormel® Mary Kitchen® hash. Following declines earlier in the year, sales of the SPAM® family of products, Hormel® Compleats® microwave meals, and bacon toppings also regained momentum in the fourth quarter with notable increases over fiscal 2009.

Segment profit for Grocery Products decreased 6.2 percent for the fourth quarter and 4.1 percent for the year compared to fiscal 2009. Adjusted segment profit for Grocery Products for fiscal 2010 increased 1.9 percent compared to the prior year, which excludes a non-recurring charge of $9.7 million related to the closing of the Company’s Valley Fresh plant incurred during the second quarter (see table below). Profits throughout fiscal 2010 were negatively impacted by higher pork and beef raw material costs, most significantly in the latter half of the year. Margins were constricted across several product lines, including the SPAM® family of products, bacon toppings, and hash and stew items. Improved profitability on chili and microwave meals, as well as favorable equity in earnings results from the MegaMex joint venture, were able to offset a portion of the declines experienced on these other core product lines.

The following table shows the calculation to reconcile from adjusted segment profit to U.S. GAAP segment profit for Grocery Products.

	Adjusted	Valley Fresh	U.S. GAAP
	Segment	Plant	Segment
(in thousands)	Profit	Closure	Profit
Grocery Products Segment Profit
Year Ended October 31, 2010	$165,655	$(9,733)	$155,922

The Company expects higher raw material costs to continue for Grocery Products, which may impact margins entering fiscal 2011. Pricing initiatives continue to be pursued, where possible, to offset the higher costs. Additionally, MegaMex acquired Don Miguel Foods during the Company’s fourth quarter. The additional equity in earnings generated by this acquisition should enhance segment profit results going forward.

Refrigerated Foods: Net sales for the Refrigerated Foods segment were up 26.3 percent for the fourth quarter and 11.1 percent for the twelve months compared to fiscal 2009. Tonnage increased 9.3 percent for the fourth quarter and 2.3 percent for the fiscal year as compared to the prior year. Both retail and foodservice sales improved throughout fiscal 2010, and were particularly strong during the fourth quarter. The Company’s Hormel® branded products have been supported by the “Life Better Served” advertising campaign, which began in the second quarter and continues to benefit top-line results.

Segment profit for Refrigerated Foods increased 22.2 percent in both the fourth quarter and the twelve months, compared to fiscal 2009. The Company processed 2.60 million hogs during the fourth quarter, increasing 8.1 percent from 2.40 million hogs in the comparable period last year. For the fiscal year, hog processing remained relatively flat at 9.50 million hogs versus 9.44 million hogs in fiscal 2009. Strong cutout margins have driven the profit increases for this segment throughout fiscal 2010, generating substantial gains for the Company’s pork operations compared to fiscal 2009. However, anticipated reductions in overall hog production resulted in a lower hog supply during the current year. This decline, combined with increased demand, kept pork primals at an elevated level and reduced margins in this segment’s value-added businesses. Price increases were able to recover a portion of these higher costs during the year, and the Company may consider additional actions entering the new fiscal year if costs remain at recent levels.

The Company’s focus on value-added growth was evident throughout fiscal 2010. The Meat Products business unit experienced double-digit sales gains for both the fourth quarter and fiscal year for Hormel® party trays and Hormel® retail pepperoni. New item introductions for both of these product lines have continued to grow the Company’s presence in the home occasion and snack categories this past year. Natural Choice® deli meats also showed notable growth during the year in both the retail and foodservice businesses. Additionally, the Foodservice business unit was able to grow other key product lines, including Café H® ethnic meats and Austin Blues® barbeque products. The Affiliated Business Units also contributed to the improved sales results for the year.

Integration of the recently acquired Country Crock® chilled side dish business was also completed during fiscal 2010. Efforts to restore momentum to this product line by co-marketing the side dishes as a complement to the Company’s Hormel® refrigerated entrees and Lloyd’s® barbeque product lines have been successful, and should continued to enhance sales results for Refrigerated Foods in the future.

Pork operating margins remain strong entering fiscal 2011, but are not expected to remain at the unusually high levels that were experienced during fiscal 2010. Raw material values also remain at elevated levels but have trended lower recently, which is gradually reducing the margin pressure on our value-added businesses. The foodservice industry is expected to have a relatively flat year in fiscal 2011, and the Company continues to pursue opportunities in the non-commercial sector to maintain growth in this business.

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the fourth quarter and year increased 19.1 percent and 6.7 percent, respectively, compared to fiscal 2009. Tonnage increased 19.3 percent for the fourth quarter and 5.1 percent for the twelve months, compared to prior year results. Improved value-added sales have driven the top-line increase for both the fourth quarter and fiscal year, increasing 18.2 percent and 8.7 percent, respectively. Retail whole bird sales were also particularly strong late in the year, offsetting declines in commodity meat sales.

JOTS experienced excellent profitability throughout fiscal 2010, with segment profit increasing 89.7 percent for the fourth quarter and 65.3 percent for the year, compared to fiscal 2009. Efficiencies achieved throughout their supply chain and other operational improvements across the business have reduced production costs, resulting in these significant profit gains. Favorable commodity meat and whole bird pricing also contributed to margin improvement for this segment in fiscal 2010. JOTS further benefited from lower feed costs during the year, including an unusually large hedging gain on its open grain positions during the fourth quarter, amounting to an incremental $7.3 million over the prior year.

Value-added net sales for JOTS have benefited from substantial investments in media campaigns to support the Jennie-O Turkey Store® brand, particularly in the latter half of fiscal 2010. These campaigns contributed to double-digit sales growth over the prior year across the retail, deli, and foodservice business units during the fourth quarter. Sales of Jennie-O Turkey Store® retail turkey burgers and tray pack products were particularly strong, and are expected to provide incremental volume going forward.

Both JOTS and the turkey industry overall will begin fiscal 2011 well balanced between supply and demand. However, signs of increased production have been evidenced recently through greater poult placements. Grain prices also increased significantly during the fourth quarter of fiscal 2010 and futures markets indicate that costs in fiscal 2011 will be substantially higher. Although the Company’s hedging programs are expected to temper some of this increase, grain volatility will remain a concern as the year progresses. Based on these factors, the Company expects results for JOTS to increase slightly during the upcoming year, but it is unlikely that the growth rate in earnings will be as exceptional as what was reported during fiscal 2010.

Specialty Foods: Specialty Foods net sales increased 12.1 percent for the fourth quarter and 10.5 percent for the twelve months compared to fiscal 2009. Tonnage increased 12.2 percent for the quarter and 8.3 percent for the twelve months compared to the prior year. All three operating segments contributed to the top-line growth throughout fiscal 2010.

Specialty Foods segment profit decreased 6.4 percent for the fourth quarter but increased 17.9 percent for the year compared to fiscal 2009. All three operating segments also contributed to the profit gains for the year, but this segment faced a challenging fourth quarter. HSP reported strong sales growth in chili, hash, stew, and luncheon meat. However, high raw material costs negatively impacted the gross margins on these items, resulting in an overall profit decline. DCB reported a profit increase due to improved sales of sugar, sugar substitute, and dysphagia products. CFI experienced the largest profit gains throughout fiscal 2010. Fourth quarter results also exceeded the prior year, driven by contract packaging nutritional jar sales, which were able to offset declines in nutritional pouches and bulk blending.

Despite the lower results experienced late in fiscal 2010, the Company does expect additional growth from Specialty Foods in fiscal 2011. High raw material costs will continue to challenge this segment, at least through the first half of the upcoming year. The competitive pricing environment also remains a concern, but increases will be pursued on certain product lines where the higher input costs have had the most significant impact.

All Other: All Other net sales increased 33.1 percent for the fourth quarter and 13.5 percent for the year compared to fiscal 2009. Strong export sales of the SPAM® family of products generated the largest gains for both the fourth quarter and fiscal year. Fresh pork exports were weak during much of fiscal 2010, but showed some improvement on a year-over-year basis in the fourth quarter due to the impact of the weak global economy in the prior year and bans in place related to the H1N1 flu virus during the 2009 fourth quarter.

Despite the strong top-line growth, All Other segment profit decreased 2.5 percent and 5.4 percent for the fourth quarter and year, respectively, compared to fiscal 2009. High raw material costs persisted throughout fiscal 2010, resulting in a significant reduction in export margins compared to the prior year. These market conditions are expected to continue into fiscal 2011, and will likely remain a challenge for the Company’s export businesses if pricing initiatives are unable to cover the higher input costs. Increased freight and marketing expenses were also incurred during fiscal 2010, but were partially offset by favorable currency rates and improved performance from the Company’s China operations. The Company’s international joint ventures also reported improved profit results overall, providing a benefit for the full year compared to fiscal 2009.

Unallocated Income and Expenses: The Company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The Company also retains various other income and unallocated expenses at corporate. Equity in earnings of affiliates is included in segment operating profit; however, earnings attributable to the Company’s noncontrolling interests are excluded. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment income for the fourth quarter and year was a net expense of $4.6 million and $22.0 million, respectively, compared to a net expense of $4.5 million and $8.4 million for the comparable periods of fiscal 2009. Lower investment returns on the Company’s rabbi trust for supplemental executive retirement plans and deferred income plans were the primary driver of the increased net expense in fiscal 2010, as the Company transitioned the majority of this portfolio to fixed return investments to reduce the exposure to volatility in equity markets. The Company also recorded increased amortization related to affordable housing investments during fiscal 2010. Additionally, fiscal 2009 results included a $3.6 million pretax gain recognized on the dissolution of the Company’s Carapelli USA, LLC joint venture. Interest expense was $26.6 million for fiscal 2010, decreasing from $28.0 million in fiscal 2009 due to outstanding borrowings against the Company’s line of credit in the prior year. The only debt balance remaining at the end of fiscal 2010 relates to the Company’s $350.0 million senior notes which mature in 2011. The Company expects interest expense to be approximately $20.0 to $23.0 million for fiscal 2011, as the Company may consider options to take advantage of the favorable interest rates currently available.

General corporate expense for the fourth quarter and year was $14.9 million and $40.3 million, respectively, compared to $10.3 million and $38.3 million for the prior year quarter and twelve months. The higher expense for both the fourth quarter and year reflects an increase in the lower of cost or market inventory reserve and higher pension expense compared to the prior year. These were partially offset by a reduction in expenses for medical benefits in the current year compared to fiscal 2009.

Net earnings attributable to the Company’s noncontrolling interests were $1.5 million and $4.2 million for the 2010 fourth quarter and fiscal year, respectively, compared to $0.7 million and $3.2 million for the comparable periods of fiscal 2009. The increases for fiscal 2010 primarily reflect improved performance from the Company’s Precept Foods business.

FISCAL YEARS 2009 AND 2008:

Consolidated Results

Net Earnings: Net earnings attributable to the Company for the fourth quarter of fiscal 2009 were $103.9 million, an increase of 53.2 percent compared to earnings of $67.8 million for the same quarter in fiscal 2008. Diluted earnings per share were $0.77 compared to $0.50 for the same period in 2008. Net earnings attributable to the Company for the year increased 20.1 percent to $342.8 million from $285.5 million in fiscal 2008. Diluted earnings per share for fiscal 2009 increased to $2.53 from $2.08 in 2008.

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

Net Sales: Net sales for the fourth quarter of fiscal 2009 decreased to $1.68 billion from $1.86 billion in 2008, a decrease of 10.0 percent. Net sales for the twelve months of fiscal 2009 decreased 3.3 percent to $6.53 billion compared to $6.75 billion in fiscal 2008. Tonnage for the fourth quarter of fiscal 2009 decreased 3.2 percent to 1.18 billion lbs. compared to 1.21 billion lbs. in 2008. Tonnage for the year decreased 2.6 percent to 4.56 billion lbs. from 4.68 billion lbs. in 2008. Top-line results declined due to a combination of factors. A weak consumer environment resulted in softer sales throughout fiscal 2009, and continued to have a significant impact during the fourth quarter. Planned volume reductions at Jennie-O Turkey Store, the discontinuance of sales of Carapelli® olive oil, and product rationalizations during fiscal 2009 also contributed to the decline for the year. Net sales decreases outpacing tonnage reductions for fiscal 2009 also reflected lower pricing in our pork and turkey complexes.

Gross Profit: Gross profit was $304.2 million and $1.10 billion for the fourth quarter and year, respectively, compared to $276.2 million and $1.06 billion in fiscal 2008. As a percentage of net sales, gross profit increased to 18.2 percent for the fourth quarter compared to 14.8 percent in fiscal 2008, and increased to 16.8 percent for the year compared to 15.7 percent in fiscal 2008. The Refrigerated Foods segment realized margin gains throughout fiscal 2009 as reduced input costs were more than able to offset the impact of unfavorable cut-out margins in pork operations. These gains were most notable in the second half of the year, as a rapid increase in input costs in the latter half of fiscal 2008 had decreased margins in the Company’s value-added business units. Lower feed costs at Jennie-O Turkey Store also contributed to the margin improvement, resulting from a planned reduction in turkey production and a decreased cost per ton in fiscal 2009 compared to fiscal 2008. Significantly lower freight expense across most segments of the Company also benefited margins for both the fourth quarter and fiscal year.

Selling, General and Administrative: Selling, general and administrative expenses for the fourth quarter and year were $142.7 million and $567.1 million, respectively, compared to $132.9 million and $552.5 million in fiscal 2008. As a percentage of net sales, selling, general and administrative expenses for the fourth quarter increased to 8.5 percent of net sales compared to 7.1 percent of net sales in the same quarter of fiscal 2008. For the full fiscal year, these expenses increased to 8.7 percent from 8.2 percent in fiscal 2008. Increases for both the fourth quarter and fiscal year reflected higher employee incentive plan costs, increased pension and medical expenses, and additional charitable contributions compared to fiscal 2008. These increases offset reductions in travel and advertising expenses.

Research and development expenses were $6.5 million and $25.4 million for the 2009 fourth quarter and year, respectively, compared to $5.7 million and $22.7 million in fiscal 2008.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $1.4 million and $4.8 million for the 2009 fourth quarter and year, respectively, compared to $1.7 million and $7.4 million in fiscal 2008. Equity for both the fourth quarter and fiscal year was negatively impacted by the dissolution of the Company’s Carapelli USA, LLC joint venture in the second quarter of fiscal 2009. Notable declines for fiscal 2009 were also reported by the Company’s 40 percent owned Philippine joint venture, Purefoods-Hormel Company, and the Company’s 49 percent owned joint venture, San Miguel Purefoods (Vietnam) Co. Ltd. These declines were partially offset by stronger results from the Company’s 50 percent owned joint venture, Herdez Corporation.

In conformity with U.S. GAAP, the Company accounts for its majority-owned operations under the consolidation method. Investments in which the Company owns a minority interest are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the Consolidated Statement of Financial Position as investments in and receivables from affiliates. The composition of this line item at October 25, 2009, was as follows:

(in thousands)
Country	Investments/Receivables
United States	$3,572
Philippines	56,609
Vietnam	21,816
Mexico	4,161
Japan	441
Total	$86,599

Income Taxes: The Company’s effective tax rate for the fourth quarter and year was 34.0 percent and 34.5 percent, respectively, in fiscal 2009 compared to 41.6 percent and 37.3 percent, respectively, for the quarter and year in fiscal 2008. The lower rate for both the fourth quarter and fiscal year was primarily due to positive returns on the Company’s rabbi trust investments in fiscal 2009 versus significant losses in fiscal 2008, which are not subject to tax.

Segment Results

Net sales and operating profits for each of the Company’s reportable segments are set forth below. The Company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating profit and other financial information shown below.

	Fourth Quarter Ended			Year Ended
(in thousands)	October 25, 2009	October 26, 2008	% Change	October 25, 2009	October 26, 2008	% Change
Net Sales
Grocery Products	$232,043	$263,383	(11.9)	$924,682	$947,184	(2.4)
Refrigerated Foods	857,178	941,413	(8.9)	3,436,242	3,521,672	(2.4)
Jennie-O Turkey Store	337,544	374,132	(9.8)	1,227,709	1,268,002	(3.2)
Specialty Foods	189,051	214,337	(11.8)	708,730	777,659	(8.9)
All Other	59,286	68,247	(13.1)	236,308	240,386	(1.7)
Total	$1,675,102	$1,861,512	(10.0)	$6,533,671	$6,754,903	(3.3)
Segment Operating Profit
Grocery Products	$46,004	$40,939	12.4	$162,531	$148,768	9.3
Refrigerated Foods	70,440	57,199	23.1	226,171	211,961	6.7
Jennie-O Turkey Store	25,062	23,716	5.7	86,909	78,306	11.0
Specialty Foods	21,247	19,423	9.4	68,484	70,124	(2.3)
All Other	9,695	6,348	52.7	27,631	27,001	2.3
Total segment operating profit	172,448	147,625	16.8	571,726	536,160	6.6
Net interest and investment income	(4,481)	(27,387)	83.6	(8,432)	(56,125)	85.0
General corporate expense	(10,294)	(3,517)	(192.7)	(38,312)	(22,499)	(70.3)
Noncontrolling interest	730	889	(17.9)	3,165	3,135	1.0
Earnings before income taxes	$158,403	$117,610	34.7	$528,147	$460,671	14.6

Grocery Products: Grocery Products net sales decreased 11.9 percent for the fourth quarter and 2.4 percent for the year compared to fiscal 2008. Tonnage decreased 6.9 percent for the fourth quarter and 2.6 percent for the year compared to fiscal 2008 results. Top-line results for both the fourth quarter and year were negatively impacted by the discontinuance of sales of Carapelli® olive oil at the end of the second quarter of fiscal 2009, as well as the rationalization of certain other non-strategic product lines. Increased promotional support also contributed to the sales decline. This segment experienced weakness in consumer spending, particularly in the microwave category, as sales of Hormel® Compleats® microwave meals declined compared to fiscal 2008 levels due to the ongoing economic trend away from convenience items. Sales of Hormel® chili remained strong, showing double-digit sales increases for both the fourth quarter and fiscal year compared to 2008.

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

Refrigerated Foods: Net sales by the Refrigerated Foods segment were down 8.9 percent for the fourth quarter and 2.4 percent for fiscal 2009 compared to fiscal 2008. Tonnage increased 1.0 percent for the fourth quarter and decreased 1.0 percent for the fiscal year as compared to 2008. Weak economic conditions impacted sales results for this segment throughout fiscal 2009, most notably in the Foodservice business unit. Lower primal values also resulted in reduced prices for commodity pork, hams, and bacon.

Segment profit for Refrigerated Foods increased 23.1 percent in the fourth quarter and 6.7 percent for fiscal 2009 compared to fiscal 2008. The Company’s hog processing for the fourth quarter decreased 1.8 percent to 2.40 million hogs from 2.45 million hogs for the comparable period in 2008. For the fiscal year, hog processing decreased 1.1 percent to 9.44 million hogs from 9.55 million hogs in fiscal 2008. Lower input costs and a more favorable product mix for our value-added businesses were the key drivers of the improved profit results compared to fiscal 2008. Sizable pork operating losses, generated by unfavorable cut-out margins compared to fiscal 2008 and reserve adjustments related to producer contracts, offset a portion of these gains. A significant reduction in freight expenses during fiscal 2009 also strengthened the profit results for this segment.

Although the Meat Products business unit experienced an overall sales decline in the fourth quarter of fiscal 2009, their results on key product lines remained strong. For the fourth quarter and fiscal year, double-digit sales growth was achieved for Hormel® retail pepperoni, Di Lusso® products, and prepared deli foods. Sales of Hormel® Natural Choice® lunchmeats and Hormel® party trays also showed notable gains for 2009 compared to the prior year. The Foodservice business unit reported an overall sales decline for the year, as they continued to experience decreased travel and restaurant business due to the economic conditions that existed throughout fiscal 2009.

Farmer John was challenged throughout fiscal 2009, as the lower hog markets generated significant losses for the Company’s live hog production operations.

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the fourth quarter and year decreased 9.8 percent and 3.2 percent, respectively, compared to fiscal 2008. Tonnage decreased 6.3 percent for the fourth quarter and 3.1 percent for the twelve months, compared to fiscal 2008 results. Lower commodity meat sales, due to overall lower market pricing compared to fiscal 2008, were the key driver of the sales decline. Planned volume reductions also impacted sales, and JOTS ended the year with significantly lower inventory levels compared to fiscal 2008. Value-added net sales also declined during the second half of the fiscal year, reflecting the ongoing impact of weak economic conditions.

Segment profit for JOTS increased 5.7 percent for the fourth quarter and 11.0 percent for the year compared to fiscal 2008. Lower feed costs, due to the planned reductions in turkey production and a decreased cost per ton, were the key driver of the improved profit results throughout fiscal 2009. Commodity markets were low as the industry experienced an oversupply of breast meat and whole birds during the majority of the fiscal year. Export markets were also volatile during 2009. The volume reductions noted above were able to reduce the Company’s exposure to the lower markets and allowed JOTS to avoid generating surplus breast meat. JOTS also benefited from significantly reduced freight expenses during fiscal 2009.

Value-added net sales for JOTS declined in the latter half of 2009, but maintained a slight increase for the fiscal year compared to fiscal 2008. Products such as Jennie-O Turkey Store® tray pack products, pan roasts, and franks ended the year with strong fourth quarter results, but were unable to offset decreases in other retail and deli product lines.

Specialty Foods: Specialty Foods net sales decreased 11.8 percent for the fourth quarter and 8.9 percent for fiscal year compared to fiscal 2008. Tonnage decreased 8.3 percent for the fourth quarter and 9.0 percent for fiscal 2009, compared to fiscal 2008 results. The Boca Grande Foods, Inc. (Boca Grande) acquisition contributed an incremental $13.8 million of net sales and 15.8 million lbs. of tonnage to the fiscal year 2009 results for this segment.

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

All Other: All Other net sales decreased 13.1 percent for the fourth quarter and 1.7 percent for the year compared to fiscal 2008. Export sales of fresh pork were weak, most notably in the fourth quarter, due to the continuing weak global economy and certain bans still in place related to the H1N1 flu virus.

All Other segment profit increased 52.7 percent and 2.3 percent for the quarter and year, respectively, compared to fiscal 2008. The significant increase in the fourth quarter was due to lower raw material, freight, and advertising costs, which also provided some benefit on an annual basis. Currency exchange rates, which had been unfavorable throughout much of fiscal 2009, began to show some improvement late in the year and also contributed to the increased profits for this segment. The gains realized due to lower expenses for the year were partially offset by the Company’s international joint ventures, which reported a substantial profit decrease compared to fiscal 2008 results.

Unallocated Income and Expenses: The Company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The Company also retains various other income and unallocated expenses at corporate. Equity in earnings of affiliates is included in segment operating profit; however, earnings attributable to the Company’s noncontrolling interests are excluded. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment income for the fiscal 2009 fourth quarter and year was a net expense of $4.5 million and $8.4 million, respectively, compared to a net expense of $27.4 million and $56.1 million for the comparable periods of fiscal 2008. Positive investment returns on the Company’s rabbi trust for supplemental executive retirement plans and deferred income plans was the key driver of the improved results, increasing $24.1 million and $44.2 million for the fourth quarter and fiscal year, respectively, compared to the losses that were incurred in fiscal 2008. Fiscal 2009 results also included a $3.6 million pretax gain recognized on the dissolution of the Company’s Carapelli USA, LLC joint venture. Additionally, the Company recorded a $2.4 million investment write-off in fiscal 2008. These investment gains were partially offset by $2.1 million of additional amortization expense related to the Company’s affordable housing investments during fiscal 2009. Interest expense of $28.0 million for fiscal 2009 was even with fiscal 2008. The only debt balance remaining at the end of fiscal 2009 related to the Company’s $350.0 million senior notes which mature in 2011.

General corporate expense for the fourth quarter and fiscal year was $10.3 million and $38.3 million, respectively, compared to $3.5 million and $22.5 million for the fiscal 2008 fourth quarter and fiscal year. Increases for both the fourth quarter and year were primarily due to higher employee compensation plan costs and additional charitable contributions compared to fiscal 2008. The increased expense for the year also reflected higher medical and pension related expenses.

Net earnings attributable to the Company’s noncontrolling interests were $0.7 million and $3.2 million for the 2009 fourth quarter and fiscal year, respectively, compared to $0.9 million and $3.1 million for the comparable periods of fiscal 2008, reflecting the results of the Company’s Precept Foods business.

RELATED PARTY TRANSACTIONS

Certain employees of the Company provide administrative services to The Hormel Foundation, which beneficially owns more than five percent of the Company’s common stock. The Hormel Foundation reimburses the Company for its fully allocated cost for the employees’ time and expenses.

Liquidity and Capital Resources

Cash and cash equivalents were $467.8 million at the end of fiscal year 2010 compared to $385.3 million at the end of fiscal year 2009.

During fiscal 2010, cash provided by operating activities was $485.5 million compared to $558.8 million in 2009. Increased earnings in fiscal 2010 generated significantly higher operating cash flows compared to fiscal 2009. However, unfavorable changes in working capital balances, primarily increased accounts receivable and inventory balances compared to the prior year, have more than offset the cash provided by earnings. During fiscal 2010, the Company also made $70.3 million of discretionary contributions to fund its pension plans, compared to $100.0 million of discretionary funding during fiscal 2009.

Cash used in investing activities increased to $258.5 million in fiscal year 2010 from $85.2 million in fiscal year 2009. The Company’s investments in the formation of the MegaMex joint venture, and to facilitate the subsequent acquisition of Don Miguel Foods, were significant outflows for the Company during the year. Fiscal 2010 also includes a $50.0 million investment in marketable securities during the second quarter, and the acquisition of the Country Crock® chilled side dish line. Expenditures on fixed assets in fiscal 2010 decreased to $89.8 million from $97.0 million in the prior year. The most significant project during 2010 was the completion of the Company’s new production facility in Dubuque, Iowa. For fiscal 2011, the Company expects capital expenditures to approximate $120.0 to $130.0 million, which exceeds estimated depreciation expense.

Cash used in financing activities was $144.5 million in fiscal 2010 compared to $243.1 million in fiscal 2009. The decrease in cash used in financing activities was primarily due to a $100.0 million payment on short-term debt and a distribution to the Company’s noncontrolling interest in fiscal 2009, both of which did not reoccur in fiscal 2010. Financing cash flows generated by exercises under the Company’s stock option plan also increased $29.5 million compared to the prior year.

Repurchases of common stock continue to be a significant financing activity for the Company, with $69.6 million and $38.1 million used for repurchases in fiscal 2010 and 2009, respectively. During the year, the Company repurchased 1.7 million shares of its common stock at an average price per share of $40.84. On October 2, 2002, the Company announced that its Board of Directors had authorized the Company to repurchase up to 10.0 million shares of common stock with no expiration date. During fiscal 2010, the 1.1 million shares remaining under this program were purchased, which fully depleted that 10.0 million share authorization. On May 26, 2010, the Company announced that its Board of Directors had authorized the Company to repurchase an additional 5.0 million shares of common stock with no expiration date. During fiscal 2010, 585,500 shares were purchased under this new authorization.

The Company paid $109.4 million in dividends to shareholders in fiscal 2010, compared to $101.4 million in fiscal 2009. The dividend rate was $0.84 per share in 2010, which reflected a 10.5 percent increase over the fiscal 2009 rate. The Company has paid dividends for 329 consecutive quarters and expects to continue doing so in the future. The annual dividend rate for fiscal 2011 has been increased to $1.02 per share, representing the 45th consecutive annual dividend increase.

The Company’s long-term debt balance of $350.0 million was reclassified to current maturities during fiscal 2010, and is scheduled to be repaid during the third quarter of fiscal 2011. The Company is investigating opportunities to replace a portion of the long-term debt that will mature. The Company is required, by certain covenants in its debt agreements, to maintain specified levels of financial ratios and financial position. At the end of fiscal 2010, the Company was in compliance with all of these debt covenants.

Cash flows from operating activities continue to provide the Company with its principal source of liquidity. The Company does not anticipate a significant risk to cash flows from this source in the foreseeable future because the Company operates in a relatively stable industry and has strong products across many product lines.

The Company has consistently maintained a very strong cash balance, which positions it well to take advantage of strategic opportunities that may arise entering the new fiscal year. The Company’s priorities for uses of cash continue to remain investing in the business and returning value to its shareholders, as evidenced by the lengthy history of dividend increases. The Company expects to continue enhancing its operations through increased capital spending during fiscal 2011. Additional share repurchases and strategic acquisitions to complement existing product portfolios also remain as potential uses of free cash flows over the upcoming year.

Contractual Obligations and Commercial Commitments

The following table outlines the Company’s future contractual financial obligations as of October 31, 2010 (for additional information regarding these obligations, see Note G “Long-term Debt and Other Borrowing Arrangements” and Note J “Commitments and Contingencies”):

	Payments Due by Periods
Contractual Obligations (in thousands)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Purchase obligations:
Hog and turkey commitments (1)	$3,725,787	$1,055,612	$1,037,095	$580,764	$1,052,316
Grain commitments (1)	46,058	41,489	4,569	—	—
Turkey grow-out contracts (2)	71,616	8,174	13,184	11,549	38,709
Other (3)	123,130	106,313	5,865	1,661	9,291
Current maturities of long-term debt	350,000	350,000	—	—	—
Interest payments on long-term debt	23,187	23,187	—	—	—
Capital expenditures (4)	54,892	54,892	—	—	—
Leases	42,226	13,205	15,063	6,642	7,316
Other long-term liabilities (5) (6)	52,152	4,027	6,760	6,361	35,004
Total Contractual Cash Obligations	$4,489,048	$1,656,899	$1,082,536	$606,977	$1,142,636

(1)         In the normal course of business, the Company commits to purchase fixed quantities of livestock and grain from producers to ensure a steady supply of production inputs. Certain of these contracts are based on market prices at the time of delivery, for which the Company has estimated the purchase commitment using current market prices as of October 31, 2010. The Company also utilizes various hedging programs to manage the price risk associated with these commitments. As of October 31, 2010, these hedging programs result in a net increase of $9.8 million in future cash payments associated with the purchase commitments, which is not reflected in the table above.

(2)         The Company also utilizes grow-out contracts with independent farmers to raise turkeys for the Company. Under these contracts, the turkeys, feed, and other supplies are owned by the Company. The farmers provide the required labor and facilities, and receive a fee per pound when the turkeys are delivered. Some of the facilities are sub-leased by the Company to the independent farmers. As of October 31, 2010, the Company had approximately 100 active contracts ranging from two to twenty-five years in duration. The grow-out activity is assumed to continue through the term of these active contracts, and amounts in the table represent the Company’s obligation based on turkeys expected to be delivered from these farmers.

(3)         Amounts presented for other purchase obligations represent all known open purchase orders and all known contracts exceeding $1.0 million, related to the procurement of materials, supplies, and various services. The Company primarily purchases goods and services on an as-needed basis. Therefore, the amounts in the table represent only a portion of expected future cash expenditures.

(4)         Amounts presented for capital expenditures represent only the Company’s current commitments to complete construction in progress at various locations. The Company estimates total capital expenditures for fiscal year 2011 to approximate $120.0 to $130.0 million.

(5)         Other long-term liabilities represent payments under the Company’s deferred compensation plans. Excluded from the table above are payments under the Company’s defined benefit pension and other post-retirement benefit plans. (See estimated benefit payments for the next ten fiscal years in Note H “Pension and Other Post-retirement Benefits”)

(6)         As discussed in Note I “Income Taxes,” the total liability for unrecognized tax benefits, including interest and penalties, at October 31, 2010, was $38.5 million, which is not included in the table above as the ultimate amount or timing of settlement of the Company’s reserves for income taxes cannot be reasonably estimated.

In addition to the commitments set forth in the above table, at October 31, 2010, the Company had $39.2 million in standby letters of credit issued on behalf of the Company. The standby letters of credit are primarily related to the Company’s self-insured workers’ compensation programs.

The Company believes its financial resources, including a revolving credit facility for $300.0 million and anticipated funds from operations, will be adequate to meet all current commitments.

Off-Balance Sheet Arrangements

The Company currently provides a revocable standby letter of credit for $4.8 million to guarantee obligations that may arise under workers compensation claims of an affiliated party. This potential obligation is not reflected on the Company’s Consolidated Statements of Financial Position.

Forward-Looking Statements

This report contains “forward-looking” information within the meaning of the federal securities laws. The “forward-looking” information may include statements concerning the Company’s outlook for the future as well as other statements of beliefs, future plans, strategies, or anticipated events and similar expressions concerning matters that are not historical facts.

The Private Securities Litigation Reform Act of 1995 (the Reform Act) provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information. The Company is filing this cautionary statement in connection with the Reform Act. When used in the Company’s Annual Report to Stockholders, filings by the Company with the Securities and Exchange Commission (the Commission), the Company’s press releases, and oral statements made by the Company’s representatives, the words or phrases “should result,” “believe,” “intend,” “plan,” “are expected to,” “targeted,” “will continue,” “will approximate,”

“is anticipated,” “estimate,” “project,” or similar expressions are intended to identify forward-looking statements within the meaning of the Reform Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those anticipated or projected.

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

Risk Factors

The Company’s operations are subject to the general risks of the food industry. The food products manufacturing industry is subject to the risks posed by:

•    food spoilage;

•    food contamination caused by disease-producing organism or pathogens, such as Listeria monocytogenes, Salmonella, and pathogenic E coli.;

•    food allergens;

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

•    The value of our investments in debt and equity securities may decline, including most significantly the Company’s trading securities held in an investment portfolio and as part of a rabbi trust to fund supplemental executive retirement plans and deferred income plans, and the Company’s assets held in pension plans.

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

The live hog industry has evolved to very large, vertically integrated, year-round confinement operations operating under long-term supply agreements. This has resulted in fewer hogs being available on the cash spot market. Additionally, overall hog production in the U.S. has declined. The decrease in the supply of hogs could diminish the utilization of harvest and production facilities and increase the cost of the raw materials they produce. Consequently, the Company uses long-term supply contracts to ensure a stable supply of raw materials while minimizing extreme fluctuations in costs over the long term. This may result, in the short term, in costs for live hogs that are higher than the cash spot market depending on the relationship of the cash spot market to contract prices. Market-based pricing on certain product lines, and lead time required to implement pricing adjustments, may prevent these cost increases from being recovered, and these higher costs could adversely affect our short-term financial results.

Jennie-O Turkey Store raises turkeys and also contracts with turkey growers to meet its raw material requirements for whole birds and processed turkey products. Additionally, the Company owns various hog raising facilities that supplement its supply of raw materials. Results in these operations are affected by the cost and supply of feed grains, which fluctuate due to climate conditions, production forecasts, and supply and demand conditions at local, regional, national, and worldwide levels. The Company attempts to manage some of its short-term exposure to fluctuations in feed prices by forward buying, using futures contracts, and pursuing pricing advances. However, these strategies may not be adequate to overcome sustained increases in market prices due to alternate uses for feed grains or other systemic changes in the industry.

Outbreaks of disease among livestock and poultry flocks could harm the Company’s revenues and operating margins. The Company is subject to risks associated with the outbreak of disease in pork and beef livestock, and poultry flocks, including Bovine Spongiform Encephalopathy (BSE), pneumo-virus, Porcine Circovirus 2 (PCV2), Porcine Reproduction & Respiratory Syndrome (PRRS), Foot-and-Mouth Disease (FMD), and Avian Influenza. The outbreak of disease could adversely affect the Company’s supply of raw materials, increase the cost of production, and reduce operating margins. Additionally, the outbreak of disease may hinder the Company’s ability to market and sell products both domestically and internationally. The Company has developed business continuity plans for various disease scenarios and will continue to update these plans as necessary. There can be no assurance given, however, that these plans will be effective in eliminating the negative effects of any such diseases on the Company’s operating results.

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

Deterioration of labor relations or increases in labor costs could harm the Company’s business. The Company has approximately 19,300 domestic and foreign employees, of which approximately 5,500 are represented by labor unions, principally the United Food and Commercial Workers’ Union. A significant increase in labor costs or a deterioration of labor relations at any of the Company’s facilities that results in work slowdowns or stoppages could harm the Company’s financial results. Union contracts at the Company’s facilities in Algona, Iowa; Atlanta, Georgia; Austin, Minnesota; Beloit, Wisconsin; Fremont, Nebraska; and San Leandro, California, will expire during fiscal 2011, covering a combined total of approximately 3,300 employees. Negotiations at these facilities have not yet been initiated.

Quantitative and Qualitative Disclosure About Market Risks

Hog Markets: The Company’s earnings are affected by fluctuations in the live hog market. To minimize the impact on earnings, and to ensure a steady supply of quality hogs, the Company has entered into contracts with producers for the purchase of hogs at formula-based prices over periods up to 10 years. Purchased hogs under contract accounted for 94 percent and 93 percent of the total hogs purchased by the Company in fiscal years 2010 and 2009, respectively. The majority of these contracts use market-based formulas based on hog futures, hog primal values, or industry reported hog markets. Under normal, long-term market conditions, changes in the cash hog market are offset by proportional changes in primal values. Therefore, a hypothetical 10 percent change in the cash hog market would have had an immaterial effect on the Company’s results of operations.

Certain procurement contracts allow for future hog deliveries (firm commitments) to be forward priced. The Company generally hedges these firm commitments by using hog futures contracts. These futures contracts are designated and accounted for as fair value hedges. The change in the market value of such futures contracts is highly effective at offsetting changes in price movements of the hedged item, and the Company evaluates the effectiveness of the contracts on a regular basis. Changes in the fair value of the futures contracts, along with the gain or loss on the firm commitment, are marked-to-market through earnings and are recorded on the Consolidated Statement of Financial Position as a current asset and liability, respectively. The fair value of the Company’s open futures contracts as of October 31, 2010, was $0.6 million compared to $(1.8) million as of October 25, 2009.

The Company measures its market risk exposure on its hog futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in market prices. A 10 percent increase in market prices would have negatively impacted the fair value of the Company’s October 31, 2010, open contracts by $8.6 million, which in turn would lower the Company’s future cost of purchased hogs by a similar amount.

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

To reduce the Company’s exposure to changes in grain prices, the Company utilizes a hedge program to offset the fluctuation in the Company’s future direct grain purchases. This program utilizes corn and soybean meal futures and swaps, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value with an unrealized gain of $46.4 million, before tax, on the Consolidated Statement of Financial Position as of October 31, 2010, compared to an unrealized loss of $3.0 million, before tax, as of October 25, 2009.

The Company measures its market risk exposure on its grain futures contracts and swaps using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for grain. A 10 percent decrease in the market price for grain would have negatively impacted the fair value of the Company’s October 31, 2010, open grain contracts by $18.4 million, which in turn would lower the Company’s future cost on purchased grain by a similar amount.

Natural Gas: Production costs at the Company’s plants and feed mills are also subject to fluctuations in fuel costs. To reduce the Company’s exposure to changes in natural gas prices, the Company utilizes a hedge program to offset the fluctuation in the Company’s future natural gas purchases. This program utilizes natural gas swaps, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value with an unrealized loss of $6.4 million, before tax, on the Consolidated Statement of Financial Position as of October 31, 2010, compared to an unrealized loss of $10.9 million, before tax, as of October 25, 2009.

The Company measures its market risk exposure on its natural gas contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for natural gas. A 10 percent decrease in the market price for natural gas would have negatively impacted the fair value of the Company’s October 31, 2010, open natural gas contracts by $0.7 million, which in turn would lower the Company’s future cost on natural gas purchases by a similar amount.

Long-Term Debt: A principal market risk affecting the Company is the exposure to changes in interest rates on the Company’s fixed-rate, long-term debt. Market risk for fixed-rate, long-term debt is estimated as the potential increase in fair value, resulting from a hypothetical 10 percent decrease in interest rates, and amounts to approximately $0.1 million. The fair value of the Company’s long-term debt (including current maturities) was estimated using discounted future cash flows based on the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Investments: The Company holds trading securities as part of a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans, and as part of an investment portfolio. As of October 31, 2010, the balance of these securities totaled $159.7 million. A portion of these securities represent fixed income funds. The Company is subject to market risk due to fluctuations in the value of the remaining investments, as unrealized gains and losses associated with these securities are included in the Company’s net earnings on a mark-to-market basis. A 10 percent decline in the value of the investments not held in fixed income funds would have a direct negative impact to the Company’s pretax earnings of approximately $10.0 million, while a 10 percent increase in value would have a positive impact of the same amount.

International: The fair values of certain Company assets are subject to fluctuations in foreign currencies. The Company’s net asset position in foreign currencies as of October 31, 2010, was $140.9 million, compared to $128.7 million as of October 25, 2009, with most of the exposure existing in Philippine pesos and Chinese yuan. Changes in currency exchange rates impact the fair values of Company assets either currently through the Consolidated Statement of Operations, as currency gains/losses, or by affecting other comprehensive loss.

The Company measures its foreign currency exchange risk by using a 10 percent sensitivity analysis on the Company’s primary foreign net asset position, the Philippine peso, as of October 31, 2010. A 10 percent strengthening in the value of the peso relative to the U.S. dollar would result in other comprehensive income of $6.4 million pretax. A 10 percent weakening in the value of the peso relative to the U.S. dollar would result in other comprehensive loss of the same amount.

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

Based on our evaluation under the framework in Internal Control — Integrated Framework, we concluded that our internal control over financial reporting was effective as of October 31, 2010. Our internal control over financial reporting as of October 31, 2010, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Jeffrey M. Ettinger	Jody H. Feragen
Chairman of the Board,	Executive Vice President
President and	and Chief Financial Officer
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Hormel Foods Corporation
Austin, Minnesota

We have audited Hormel Foods Corporation’s internal control over financial reporting as of October 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hormel Foods Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management entitled Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Hormel Foods Corporation maintained, in all material respects, effective internal control over financial reporting as of October 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Hormel Foods Corporation as of October 31, 2010, and October 25, 2009, and the related consolidated statements of operations, changes in shareholders’ investment, and cash flows for each of the three years in the period ended October 31, 2010, and our report dated December 21, 2010, expressed an unqualified opinion thereon.

Minneapolis, Minnesota

December 21, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Hormel Foods Corporation
Austin, Minnesota

We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 31, 2010, and October 25, 2009, and the related consolidated statements of operations, changes in shareholders’ investment, and cash flows for each of the three years in the period ended October 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 31, 2010, and October 25, 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note H of the Notes to Consolidated Financial Statements, effective October 27, 2008, the Company adopted the measurement provisions of Statement of Financial Accounting Standard No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (codified primarily in FASB ASC 715). As discussed in Note A of the Notes to Consolidated Financial Statements, effective October 26, 2009, the Company adopted new rules regarding the accounting for non-controlling interests (codified primarily in FASB ASC 810).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hormel Foods Corporation’s internal control over financial reporting as of October 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 21, 2010, expressed an unqualified opinion thereon.

Minneapolis, Minnesota

December 21, 2010

Consolidated Statements of Financial Position

(in thousands)	October 31, 2010	October 25, 2009
Assets
Current Assets
Cash and cash equivalents	$467,845	$385,252
Short-term marketable securities	50,595	0
Accounts receivable (net of allowance for doubtful accounts of $4,000 at October 31, 2010 and $4,064 at October 25, 2009)	430,939	372,292
Inventories	793,771	722,371
Income taxes receivable	8,525	0
Deferred income taxes	70,703	66,435
Prepaid expenses	12,153	9,130
Other current assets	23,635	19,253
Total Current Assets	1,858,166	1,574,733
Deferred Income Taxes	72,426	122,007
Goodwill	629,023	620,155
Other Intangibles	141,522	140,854
Pension Assets	61,272	29,663
Investments in and Receivables from Affiliates	214,389	86,599
Other Assets	155,017	165,331
Property, Plant and Equipment
Land	54,017	52,952
Buildings	729,718	723,553
Equipment	1,358,237	1,317,845
Construction in progress	45,283	41,722
	2,187,255	2,136,072
Less allowance for depreciation	(1,265,152)	(1,183,359)
	922,103	952,713
Total Assets	$4,053,918	$3,692,055

Liabilities and Shareholders’ Investment
Current Liabilities
Accounts payable	$361,287	$313,258
Accrued expenses	46,408	40,289
Accrued workers compensation	33,022	29,421
Accrued marketing expenses	76,552	70,452
Employee related expenses	187,116	181,531
Taxes payable	9,339	15,127
Interest and dividends payable	37,489	34,951
Current maturities of long-term debt	350,000	0
Total Current Liabilities	1,101,213	685,029
Long-Term Debt — less current maturities	0	350,000
Pension and Post-Retirement Benefits	454,998	429,800
Other Long-Term Liabilities	91,068	102,905
Shareholders’ Investment
Preferred stock, par value $.01 a share — authorized 80,000,000 shares; issued — none
Common stock, nonvoting, par value $.01 a share — authorized 200,000,000 shares; issued — none
Common stock, par value $.0586 a share — authorized 400,000,000 shares; issued 132,981,540 shares October 31, 2010 issued 133,593,719 shares October 25, 2009	7,793	7,828
Accumulated other comprehensive loss	(175,910)	(203,610)
Retained earnings	2,568,774	2,318,390
Hormel Foods Corporation Shareholders’ Investment	2,400,657	2,122,608
Noncontrolling Interest	5,982	1,713
Total Shareholders’ Investment	2,406,639	2,124,321
Total Liabilities and Shareholders’ Investment	$4,053,918	$3,692,055

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

	Fiscal Year Ended
(in thousands, except per share amounts)	October 31, 2010	October 25, 2009	October 26, 2008
Net sales	$7,220,719	$6,533,671	$6,754,903
Cost of products sold	5,981,977	5,434,800	5,692,974
Gross Profit	1,238,742	1,098,871	1,061,929
Selling, general and administrative	605,293	567,085	552,503
Equity in earnings of affiliates	13,126	4,793	7,370
Operating Income	646,575	536,579	516,796
Other income and expense:
Interest and investment income (loss)	4,565	19,563	(28,102)
Interest expense	(26,589)	(27,995)	(28,023)
Earnings Before Income Taxes	624,551	528,147	460,671
Provision for income taxes	224,775	182,169	172,036
Net Earnings	399,776	345,978	288,635
Less: Net earnings attributable to noncontrolling interest	4,189	3,165	3,135
Net Earnings Attributable To Hormel Foods Corporation	$395,587	$342,813	$285,500
Net Earnings Per Share:
Basic	$2.97	$2.55	$2.11
Diluted	$2.92	$2.53	$2.08
Weighted-Average Shares Outstanding:
Basic	133,366	134,227	135,360
Diluted	135,349	135,489	137,128

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders’ Investment

	Hormel Foods Corporation Shareholders
							Accumulated
					Additional		Other	Non-	Total
(in thousands,	Common Stock		Treasury Stock		Paid-In	Retained	Comprehensive	controlling	Shareholders’
except per share amounts)	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Interest	Investment
Balance at October 28, 2007	135,677	$7,951	0	$0	$0	$1,978,643	$(102,218)	$2,975	$1,887,351

Comprehensive income
Net earnings						285,500		3,135	288,635
Foreign currency translation							(824)	425	(399)
Deferred hedging, net of reclassification adjustment							(42,910)		(42,910)
Pension and other benefits							31,936		31,936
Comprehensive income								3,560	277,262
Adoption of ASC 740 accounting for uncertain tax positions						(8,985)			(8,985)
Purchases of common stock			(1,906)	(69,551)					(69,551)
Stock-based compensation expense					14,460				14,460
Exercise of stock options/nonvested shares	754	44	(4)	(154)	12,580				12,470
Shares retired	(1,910)	(112)	1,910	69,705	(27,040)	(42,553)			0
Declared cash dividends — $.74 per share						(99,732)			(99,732)
Balance at October 26, 2008	134,521	$7,883	0	$0	$0	$2,112,873	$(114,016)	$6,535	$2,013,275

Comprehensive income
Net earnings						342,813		3,165	345,978
Foreign currency translation							(862)	12	(850)
Deferred hedging, net of reclassification adjustment							27,763		27,763
Pension and other benefits							(117,954)		(117,954)
Comprehensive income								3,177	254,937
ASC 715 measurement date adjustment (net of $912 tax effect)						(11,793)	1,459		(10,334)
Purchases of common stock			(1,153)	(38,147)					(38,147)
Stock-based compensation expense					12,054				12,054
Exercise of stock options/nonvested shares	226	13	0	(15)	2,553				2,551
Shares retired	(1,153)	(68)	1,153	38,162	(14,607)	(23,487)			0
Distribution to noncontrolling interest								(7,999)	(7,999)
Declared cash dividends — $.76 per share						(102,016)			(102,016)
Balance at October 25, 2009	133,594	$7,828	0	$0	$0	$2,318,390	$(203,610)	$1,713	$2,124,321

Comprehensive income
Net earnings						395,587		4,189	399,776
Foreign currency translation							5,468	80	5,548
Deferred hedging, net of reclassification adjustment							33,372		33,372
Pension and other benefits							(11,140)		(11,140)
Comprehensive income								4,269	427,556
Purchases of common stock			(1,703)	(69,574)					(69,574)
Stock-based compensation expense					14,402				14,402
Exercise of stock options/nonvested shares	1,099	65	(8)	(308)	22,007				21,764
Shares retired	(1,711)	(100)	1,711	69,882	(36,409)	(33,373)			0
Declared cash dividends — $.84 per share						(111,830)			(111,830)
Balance at October 31, 2010	132,982	$7,793	0	$0	$0	$2,568,774	$(175,910)	$5,982	$2,406,639

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
(in thousands)	October 31, 2010	October 25, 2009	October 26, 2008
Operating Activities
Net earnings	$399,776	$345,978	$288,635
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	115,059	116,774	114,636
Amortization of intangibles	10,532	10,364	11,553
Equity in earnings of affiliates	(13,126)	(4,793)	(7,370)
Provision for deferred income taxes	29,429	(311)	(9,713)
(Gain) loss on property/equipment sales and plant facilities	(394)	128	1,929
Gain on dissolution of joint venture	0	(3,591)	0
Non-cash investment activities	(1,760)	(3,555)	32,966
Stock-based compensation expense	14,402	12,054	14,460
Excess tax benefit from stock-based compensation	(10,298)	(1,313)	(10,170)
Other	7,595	0	0
Changes in operating assets and liabilities, net of acquisitions:
(Increase) decrease in accounts receivable	(58,647)	38,718	(42,844)
(Increase) decrease in inventories	(73,909)	62,116	(135,308)
Decrease (increase) in prepaid expenses and other current assets	39,289	61,470	(25,391)
(Decrease) increase in pension and post-retirement benefits	(35,265)	(85,947)	3,920
Increase in accounts payable and accrued expenses	62,849	10,676	34,319
Net Cash Provided by Operating Activities	485,532	558,768	271,622
Investing Activities
Sale of available-for-sale securities	0	6,270	151,308
Purchase of available-for-sale securities	0	(2,371)	(155,207)
Net purchase of trading securities	(50,000)	0	0
Acquisitions of businesses/intangibles	(28,104)	(701)	(27,225)
Purchases of property/equipment	(89,823)	(96,961)	(125,890)
Proceeds from sales of property/equipment	4,915	5,003	3,185
(Increase) decrease in investments, equity in affiliates, and other assets	(95,464)	3,532	(1,366)
Dividends from affiliates	0	0	970
Net Cash Used in Investing Activities	(258,476)	(85,228)	(154,225)
Financing Activities
Proceeds from short-term debt	0	0	160,000
Principal payments on short-term debt	0	(100,000)	(130,000)
Principal payments on long-term debt	0	0	(54)
Dividends paid on common stock	(109,374)	(101,376)	(95,531)
Share repurchase	(69,574)	(38,147)	(69,551)
Proceeds from exercise of stock options	22,884	2,387	11,297
Excess tax benefit from stock-based compensation	10,298	1,313	10,170
Distribution to noncontrolling interest	0	(7,999)	0
Other	1,303	756	1,301
Net Cash Used in Financing Activities	(144,463)	(243,066)	(112,368)
Increase in Cash and Cash Equivalents	82,593	230,474	5,029
Cash and cash equivalents at beginning of year	385,252	154,778	149,749
Cash and Cash Equivalents at End of Year	$467,845	$385,252	$154,778

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements October 31, 2010

Note A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Hormel Foods Corporation (the Company) and all of its majority-owned subsidiaries after elimination of intercompany accounts, transactions, and profits.

Reclassifications: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation and to conform with recent accounting pronouncements and guidance. The impact of these reclassifications on net earnings and operating cash flows are discussed below under “Accounting Changes and Recent Accounting Pronouncements.” The reclassifications had no impact on net earnings per share as previously reported.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal Year: The Company’s fiscal year ends on the last Sunday in October. Fiscal year 2010 consisted of 53 weeks and fiscal years 2009 and 2008 consisted of 52 weeks.

Cash and Cash Equivalents: The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The Company’s cash equivalents as of October 31, 2010, and October 25, 2009, consisted entirely of money market funds rated AAA.

Fair Value Measurements: Pursuant to the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (ASC 820), the Company measures certain assets and liabilities at fair value or discloses the fair value of certain assets and liabilities recorded at cost in the consolidated financial statements. Fair value is calculated as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). ASC 820 establishes a fair value hierarchy which requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. The Company classifies assets and liabilities in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

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

See additional discussion regarding the Company’s fair value measurements in Notes H, L, and M.

Investments: The Company maintains a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans, which is included in other assets on the Consolidated Statements of Financial Position. The securities held by the trust are classified as trading securities. Therefore, unrealized gains and losses associated with these investments are included in the Company’s earnings. Gains related to securities still held by the trust were $5.4 million for the fiscal year ended October 31, 2010, compared to $15.3 million for the fiscal year ended October 25, 2009. The Company has transitioned the majority of this portfolio to more fixed return investments to reduce the exposure to volatility in equity markets going forward.

The Company also holds securities as part of an investment portfolio, which are classified as short-term marketable securities on the Consolidated Statements of Financial Position. These investments are also trading securities. Therefore, unrealized gains and losses are included in the Company’s earnings. The Company recorded a gain of $0.6 million related to these investments for the fiscal year ended October 31, 2010.

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

Software development and implementation costs are expensed until the Company has determined that the software will result in probable future economic benefits, and management has committed to funding the project. Thereafter, all qualified external implementation costs and purchased software costs are capitalized and amortized using the straight-line method over the remaining estimated useful lives, not exceeding five years.

Goodwill and Other Intangibles: Goodwill and other intangible assets are originally recorded at their estimated fair values at date of acquisition and are allocated to reporting units that will receive the related sales and income. The Company’s reporting units represent operating segments (aggregations of business units that have similar economic characteristics and share the same production facilities, raw materials, and labor force). Definite-lived intangible assets are amortized over their estimated useful lives and are evaluated for impairment annually, or more frequently if impairment indicators are present, using a process similar to that used to test long-lived assets for impairment. Goodwill and indefinite-lived intangible assets are tested annually for impairment, or more frequently if impairment indicators arise.

The goodwill impairment test is a two-step process performed at the reporting unit level. First, the fair value of each reporting unit is compared to its corresponding carrying value, including goodwill. The fair value of each reporting unit is estimated using discounted cash flow valuations (Level 3), which incorporate assumptions regarding future growth rates, terminal values, and discount rates. The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future profit plans for each reporting unit, which are approved by the Company’s Board of Directors. If the first step results in the carrying value exceeding the fair value of any reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. Performance of the second step was not required for any of the Company’s reporting units for fiscal 2010, and no goodwill impairment charges were recorded.

Impairment testing for indefinite-lived intangible assets also compares the fair value and carrying value of the intangible asset. The fair value of indefinite-lived intangible assets is primarily determined on the basis of estimated discounted value, using the relief from royalty method (Level 3), which incorporates assumptions regarding future sales projections and discount rates. If the carrying value exceeds fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded for the difference. No material impairment charges were recorded for indefinite-lived intangible assets for fiscal 2010.

Impairment of Long-lived Assets: The Company reviews long-lived assets and definite-lived intangible assets for impairment annually, or more frequently when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value. During the second quarter of fiscal 2010, the Company made the decision to close its Valley Fresh plant in Turlock, California. The facilities in that location were evaluated during that process and the Company recorded a pretax charge of $6.6 million to reduce the property, plant, and equipment to its current estimated fair value. No other material write-downs were recorded in fiscal years 2010, 2009, or 2008.

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

Derivatives and Hedging Activity: The Company uses commodity and currency positions to manage its exposure to price fluctuations in those markets. The contracts are recorded at fair value on the Consolidated Statements of Financial Position within other current assets or accounts payable. Additional information on hedging activities is presented in Note L.

Equity Method Investments: The Company has a number of investments in joint ventures where its voting interests are in excess of 20 percent but not greater than 50 percent. The Company accounts for such investments under the equity method of accounting, and its underlying share of each investee’s equity is reported in the Consolidated Statements of Financial Position as part of investments in and receivables from affiliates. Significant equity method investments include a 40 percent ownership interest in a Philippines joint venture, Purefoods-Hormel Company, which had a book value of $63.9 million at October 31, 2010, and $56.6 million at October 25, 2009, and a 49 percent ownership interest in a Vietnam joint venture, San Miguel Purefoods (Vietnam) Co. Ltd., which had a book value of $20.5 million at October 31, 2010, and $21.8 million at October 25, 2009. These investments are included in the All Other segment for purposes of measuring segment assets and profits.

On October 26, 2009, the Company completed the formation of MegaMex Foods, LLC, a 50 percent owned joint venture which markets Mexican Foods in the United States. MegaMex Foods, LLC had a book value of $122.4 million at October 31, 2010. This investment is included in the Grocery Products segment for purposes of measuring segment assets and profits.

The Company regularly monitors and evaluates the fair value of our equity investments. If events and circumstances indicate that a decline in the fair value of these assets has occurred and is other than temporary, the Company will record a charge in equity in earnings of affiliates in the Consolidated Statements of Operations. The Company’s equity investments do not have a readily determinable fair value as none of them are publicly traded. The fair values of the Company’s private equity investments are determined by discounting the estimated future cash flows of each entity. These cash flow estimates include assumptions on growth rates and future currency exchange rates. The Company did not record an impairment charge on any of its equity investments in fiscal years 2010, 2009, or 2008.

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

Advertising Expenses: Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with samples and market research. Advertising costs for fiscal years 2010, 2009, and 2008 were $112.3 million, $93.6 million, and $98.5 million, respectively.

Shipping and Handling Costs: The Company’s shipping and handling expenses are included in cost of products sold.

Research and Development Expenses: Research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Research and development expenses incurred for fiscal years 2010, 2009, and 2008 were $27.6 million, $25.4 million, and $22.7 million, respectively.

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

Employee Stock Options: The Company records stock-based compensation expense in accordance with ASC 718, Compensation — Stock Compensation. For options subject to graded vesting, the Company recognizes stock-based compensation expense ratably over the shorter of the vesting period or requisite service period. Stock-based compensation expense for grants made to retirement-eligible employees is recognized on the date of grant.

Share Repurchases: On October 2, 2002, the Company announced that its Board of Directors had authorized the Company to repurchase up to 10.0 million shares of common stock with no expiration date. During fiscal 2010, the 1.1 million shares remaining under this program were purchased at an average price per share of $39.78, which fully depleted the 10.0 million share authorization. The Company had also purchased 1.2 million shares at an average price of $33.10 during fiscal 2009, and 1.9 million shares at an average price per share of $36.48 during fiscal 2008 under this authorization.

On May 26, 2010, the Company announced that its Board of Directors had authorized the Company to repurchase an additional 5.0 million shares of common stock with no expiration date. During fiscal 2010, 585,500 shares at an average price of $42.86 were purchased under this new authorization.

Supplemental Statement of Operations Information: Net earnings for the fiscal year ended October 31, 2010, include two non-recurring charges recorded by the Company. During the second quarter, the Company made the decision to close its Valley Fresh plant in Turlock, California. Valley Fresh® canned meats were produced at this facility. A write-down of fixed assets and the recording of employee related costs resulted in a charge of $6.3 million after tax ($0.05 per diluted share). New health care laws enacted in 2010 also required the Company to reduce the value of its deferred tax assets as a result of a change to the tax treatment of Medicare Part D subsidies. As a result, the Company recorded a charge of $7.1 million ($0.05 per diluted share) to income tax expense during the second quarter, primarily related to these new health care laws.

Supplemental Cash Flow Information: Non-cash investment activities presented on the Consolidated Statements of Cash Flows generally consist of unrealized gains or losses on the Company’s rabbi trust and other investments, amortization of affordable housing investments, and amortization of bond financing costs. Additionally, the Company had a $7.9 million negative reserve adjustment related to supplier contracts for the fiscal year ended October 25, 2009. The noted investments are included in other assets or short-term marketable securities on the Consolidated Statements of Financial Position. Changes in the value of these investments are included in the Company’s net earnings and are presented in the Consolidated Statements of Operations as cost of products sold, interest and investment income, or interest expense, as appropriate.

Accounting Changes and Recent Accounting Pronouncements: In December 2008, the Financial Accounting Standards Board (FASB) updated the guidance within ASC 715, Compensation — Retirement Benefits. The update provides additional guidance regarding disclosures about plan assets of defined benefit pension or other post-retirement plans. The updated guidance is effective for fiscal years ending after December 15, 2009. The Company therefore adopted the new provisions of this accounting standard for the fiscal year ending October 31, 2010, and the required disclosures are provided in Note H.

In December 2007, the FASB issued an update to ASC 805, Business Combinations (ASC 805). The update establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable the users of the financial statements to evaluate the nature and financial effects of the business combination. The updated guidance is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Generally, the effect of ASC 805 will depend on future acquisitions. However, the accounting for any tax uncertainties is subject to the provisions of the standard upon adoption. The Company adopted the provisions of ASC 805 at the beginning of fiscal 2010, and adoption did not have a material impact on consolidated net earnings, cash flows, or financial position.

In December 2007, the FASB also updated the guidance within ASC 810, Consolidation (ASC 810). The update establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also amends the requirements for certain consolidation procedures for consistency with the requirements of ASC 805. The updated guidance is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The Company adopted the provisions of ASC 810 at the beginning of fiscal 2010. Adoption did not have a material impact on the consolidated financial statements, but resulted in the following changes in presentation and disclosure: 1) noncontrolling interests were reclassified from other long-term liabilities or accumulated other comprehensive loss (foreign currency translation) to a separate component of shareholders’ investment in the Consolidated Statements of Financial Position; 2) consolidated net earnings on the Consolidated Statements of Operations now include the net earnings attributable to both the Company and its noncontrolling interests; 3) the Consolidated Statement of Changes in Shareholders’ Investment now identifies the components of shareholders’ investment and comprehensive income attributable to the Company’s noncontrolling interests; and 4) the Consolidated Statements of Cash Flows now begin with consolidated net earnings attributable to both the Company and its noncontrolling interests, with the net earnings of the noncontrolling interests no longer included within changes in operating assets and liabilities and any distributions to the noncontrolling interests included in financing activities. As required, the prior year consolidated financial statements have also been reclassified to comply with the current year’s presentation and disclosure requirements.

In September 2006, the FASB issued ASC 820, Fair Value Measurements and Disclosures (ASC 820). This standard defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This standard was effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. However, the provisions of ASC 820 allowed for deferral of adoption by one year for nonfinancial assets and liabilities measured at fair value that are recognized or disclosed on a nonrecurring basis (e.g. goodwill, intangible assets, and long-lived assets measured at fair value for impairment testing or nonfinancial assets and liabilities initially measured at fair value during a business combination). Therefore, the Company adopted ASC 820 at the beginning of fiscal 2009 for its financial assets and liabilities. Adoption did not impact consolidated net earnings, cash flows, or financial position, but resulted in additional disclosures. (See further discussion in Note M.) Pursuant to the allowed deferral, the Company adopted the provisions of ASC 820 at the beginning of fiscal 2010 for its nonfinancial assets and liabilities. Adoption did not impact consolidated net earnings, cash flows, or financial position.

Note B

ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of accumulated other comprehensive loss are as follows:

(in thousands)	Foreign Currency Translation	Pension & Other Benefits	Deferred Gain (Loss) – Hedging	Accumulated Other Comprehensive Loss
Balance at October 28, 2007	$5,067	$(109,544)	$2,259	$(102,218)
Unrecognized (losses) gains	(824)	37,200	(29,525)	6,851
Reclassification into net earnings		13,920	(40,216)	(26,296)
Tax effect		(19,184)	26,831	7,647
Net of tax amount	(824)	31,936	(42,910)	(11,798)
Balance at October 26, 2008	$4,243	$(77,608)	$(40,651)	$(114,016)
Unrecognized losses	(862)	(200,150)	(8,323)	(209,335)
Reclassification into net earnings		9,200	55,053	64,253
Tax effect		72,996	(18,967)	54,029
Net of tax amount	(862)	(117,954)	27,763	(91,053)
ASC 715 measurement date adjustment (net of $912 tax effect)		1,459		1,459
Balance at October 25, 2009	$3,381	$(194,103)	$(12,888)	$(203,610)
Unrecognized gains (losses)	5,468	(38,490)	23,511	(9,511)
Reclassification into net earnings		22,244	28,672	50,916
Tax effect		5,106	(18,811)	(13,705)
Net of tax amount	5,468	(11,140)	33,372	27,700
Balance at October 31, 2010	$8,849	$(205,243)	$20,484	$(175,910)

Note C

EARNINGS PER SHARE DATA

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

(in thousands)	2010	2009	2008
Basic weighted-average shares outstanding	133,366	134,227	135,360
Dilutive potential common shares	1,983	1,262	1,768
Diluted weighted-average shares outstanding	135,349	135,489	137,128

For fiscal years 2010, 2009, and 2008, a total of 1.8 million, 5.0 million, and 3.6 million weighted-average outstanding stock options, respectively, were not included in the computation of dilutive potential common shares since their inclusion would have had an antidilutive effect on earnings per share.

Note D

ACQUISITIONS

Effective February 1, 2010, the Company completed the acquisition of the Country Crock® chilled side dish business from Unilever United States Inc. This line of microwaveable, refrigerated side dishes complements the Company’s Hormel® refrigerated entrees and Lloyd’s® barbeque product lines within the Refrigerated Foods segment. Country Crock® remains a registered trademark of the Unilever Group of Companies and is being used under license.

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

Operating results for each completed acquisition above are included in the Company’s Consolidated Statements of Operations from the date of acquisition. Pro forma results of operations are not presented, as the acquisitions were not considered material, individually or in the aggregate, to the consolidated Company.

Note E

INVENTORIES

Principal components of inventories are:

(in thousands)	October 31, 2010	October 25, 2009
Finished products	$431,285	$402,855
Raw materials and work-in-process	211,745	185,387
Materials and supplies	150,741	134,129
Total	$793,771	$722,371

Note F

GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the fiscal years ended October 31, 2010, and October 25, 2009, are presented in the table below. The additions during fiscal 2010 primarily relate to the Country Crock® acquisition, and additions and adjustments during fiscal 2009 relate to finalizing the Boca Grande acquisition. Both fiscal years also include additions for the accrual of earn-out payments related to the acquisition of Saag’s Products, Inc.

(in thousands)	Grocery Products	Refrigerated Foods	JOTS	Specialty Foods	All Other	Total
Balance as of October 26, 2008	$123,316	$85,537	$203,214	$206,584	$674	$619,325
Goodwill acquired		386		304		690
Purchase adjustments				140		140
Balance as of October 25, 2009	$123,316	$85,923	$203,214	$207,028	$674	$620,155
Goodwill acquired		8,868				8,868
Balance as of October 31, 2010	$123,316	$94,791	$203,214	$207,028	$674	$629,023

The gross carrying amount and accumulated amortization for definite-lived intangible assets are presented in the table below. Additions during fiscal 2010 relate to the Country Crock® acquisition.

	October 31, 2010			October 25, 2009
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Weighted- Average Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Weighted- Average Life (in Years)
Proprietary software & technology	$23,650	$(13,974)	9.0	$23,800	$(11,467)	8.9
Formulas & recipes	22,404	(11,914)	8.5	17,104	(9,802)	9.2
Customer lists/relationships	22,378	(10,194)	10.9	19,678	(7,794)	9.5
Non-compete covenants	7,200	(6,275)	4.4	7,020	(5,197)	4.5
Distribution network	4,120	(2,959)	10.0	4,120	(2,541)	10.0
Other intangibles	9,740	(5,011)	6.8	7,230	(3,691)	7.3
Total	$89,492	$(50,327)	8.8	$78,952	$(40,492)	8.7

Amortization expense for the fiscal years ended October 31, 2010, October 25, 2009, and October 26, 2008, was $10.5 million, $10.4 million, and $11.6 million, respectively.

Estimated annual amortization expense (in thousands) for the five fiscal years after October 31, 2010, is as follows:

2011	$9,384
2012	8,856
2013	7,649
2014	6,253
2015	3,142

The carrying amounts for indefinite-lived intangible assets are as follows.

(in thousands)	October 31, 2010	October 25, 2009
Brand/tradename/trademarks	$94,373	$94,410
Other intangibles	7,984	7,984
Total	$102,357	$102,394

During the fourth quarter of fiscal years 2010 and 2009, the Company completed the required annual impairment tests of indefinite-lived intangible assets and goodwill, with no material impairment indicated. Useful lives of intangible assets were also reviewed during this process, with no changes identified.

Note G

LONG -TERM DEBT AND OTHER BORROWING ARRANGEMENTS

Long-term debt consists of:

(in thousands)	October 31, 2010	October 25, 2009
Senior unsecured notes, with interest at 6.625%, interest due semi-annually through June 2011 maturity date	$350,000	$350,000
Less current maturities	350,000	0
Total	$0	$350,000

The Company has a $300.0 million revolving line of credit which bears interest at a variable rate based on LIBOR. As of October 31, 2010, and October 25, 2009, the Company had not drawn from this line of credit. A fixed fee is paid for the availability of this credit line, which expires in May 2013.

The Company is required by certain covenants in its debt agreements, to maintain specified levels of financial ratios and financial position. At the end of the current fiscal year, the Company was in compliance with all of these covenants.

Total interest paid during fiscal 2010, 2009, and 2008 was $26.5 million, $28.3 million, and $28.0 million, respectively. Based on borrowing rates available to the Company for long-term financing with similar terms and average maturities, the fair value of long-term debt (including current maturities), utilizing discounted cash flows, was $371.8 million as of October 31, 2010, and $383.5 million as of October 25, 2009.

Note H

PENSION AND OTHER POST-RETIREMENT BENEFITS

The Company has several defined benefit plans and defined contribution plans covering most employees. Total costs associated with the Company’s defined contribution benefit plans in 2010, 2009, and 2008 were $26.6 million, $25.8 million, and $25.9 million, respectively. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service, while plan benefits covering salaried employees are based on final average compensation. Effective October 26, 2008, the defined benefit pension and post-retirement plans’ fiscal year ending dates were amended to the last Sunday in October from the last Saturday in October. The Company’s funding policy is to make annual contributions of not less than the minimum required by applicable regulations. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 8-21 years.

Certain groups of employees are eligible for post-retirement health or welfare benefits. Benefits for retired employees vary for each group depending on respective retirement dates and applicable plan coverage in effect. Contribution requirements for retired employees are governed by the Retiree Health Care Payment Program and may change each year as the cost to provide coverage is determined. Eligible employees hired after January 1, 1990, may receive post-retirement medical coverage but must pay the full cost of the coverage. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 7-19 years.

The Company adopted the measurement date provisions of ASC 715, Compensation — Retirement Benefits at the beginning of fiscal 2009, and elected to use the 15 month alternative measurement approach. Therefore, the fiscal 2010 and 2009 plan year measurement dates were as of the fiscal year end on October 31 and October 25, respectively, whereas the fiscal year 2008 measurement date was August 1.

Net periodic cost of defined benefit plans included the following:

	Pension Benefits			Post-retirement Benefits
(in thousands)	2010	2009	2008	2010	2009	2008
Service cost	$21,998	$18,004	$19,714	$2,477	$2,262	$2,788
Interest cost	48,305	47,251	44,416	20,703	22,464	22,744
Expected return on plan assets	(55,128)	(52,296)	(56,421)	—	—	—
Amortization of prior service cost	(607)	(607)	(151)	4,341	5,505	5,860
Recognized actuarial loss (gain)	16,133	5,142	5,266	2,377	(841)	2,945
Settlement charges	1,192	6,788	—	—	—	—
Curtailment charge	131	—	—	—	—	—
Special termination cost	386	—	—	109	—	—
Net periodic cost	$32,410	$24,282	$12,824	$30,007	$29,390	$34,337

Included in accumulated other comprehensive loss for pension benefits at October 31, 2010, and October 25, 2009, are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service credit of $1.8 million and unrecognized actuarial losses of $289.4 million, and unrecognized prior service credit of $2.4 million and unrecognized actuarial losses of $269.5 million, respectively. The prior service credit and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic pension cost during the fiscal year ending October 30, 2011, are $0.6 million and $16.7 million, respectively.

Included in accumulated other comprehensive loss for post-retirement benefits at October 31, 2010, and October 25, 2009, are the following amounts that have not yet been recognized in net periodic post-retirement benefit cost: unrecognized prior service costs of $25.5 million and unrecognized actuarial losses of $17.9 million, and unrecognized prior service costs of $29.8 million and unrecognized actuarial gains of $17.8 million, respectively. The prior service cost and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic post-retirement benefit cost during the fiscal year ending October 30, 2011, are $4.3 million and $0.0 million, respectively.

The following is a reconciliation of the beginning and ending balances of the benefit obligation, the fair value of plan assets, and the funded status of the plans for the 12 months at the October 31, 2010, and the 15 months at the October 25, 2009, measurement dates:

	Pension Benefits		Post-retirement Benefits
(in thousands)	2010	2009	2010	2009
Change in benefit obligation:
Benefit obligation at beginning of year	$785,560	$673,902	$346,106	$321,256
Service cost	21,998	22,464	2,477	2,827
Interest cost	48,305	59,081	20,703	28,080
Plan amendments	—	—	—	(5,791)
Special termination cost	386	—	109	—
Actuarial loss	64,231	91,200	2,446	33,121
Benefits paid	(41,850)	(61,087)	(25,134)	(33,387)
Benefit obligation at end of year	$878,630	$785,560	$346,707	$346,106

The post-retirement benefits paid are net of Medicare Part D subsidy receipts of $4.2 million and $3.7 million for fiscal 2010 and 2009, respectively.

	Pension Benefits		Post-retirement Benefits
(in thousands)	2010	2009	2010	2009
Change in plan assets:
Fair value of plan assets at beginning of year	$689,759	$659,833	$0	$0
Actual return on plan assets	81,993	(22,987)
Employer contributions	72,547	114,000
Benefits paid	(41,850)	(61,087)
Fair value of plan assets at end of year	$802,449	$689,759	$0	$0
Funded status at end of year	$(76,181)	$(95,801)	$(346,707)	$(346,106)

Amounts recognized in the Consolidated Statements of Financial Position as of October 31, 2010, and October 25, 2009, are as follows:

	Pension Benefits		Post-retirement Benefits
(in thousands)	2010	2009	2010	2009
Pension assets	$61,272	$29,663	$0	$0
Accrued expenses	(3,273)	(14,964)	(25,889)	(26,806)
Pension and post-retirement benefits	(134,180)	(110,500)	(320,818)	(319,300)
Net amount recognized	$(76,181)	$(95,801)	$(346,707)	$(346,106)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $139.5 million, $113.2 million, and $2.2 million, respectively, as of October 31, 2010, and $114.5 million, $98.7 million, and $1.9 million, respectively, as of October 25, 2009.

Weighted-average assumptions used to determine benefit obligations are as follows:

	2010	2009
Discount rate	6.12%	6.28%
Rate of future compensation increase (for plans that base benefits on final compensation level)	4.03%	4.08%

Weighted-average assumptions used to determine net periodic benefit costs are as follows:

	2010	2009	2008
Discount rate	6.28%	7.30%	6.40%
Rate of future compensation increase (for plans that base benefits on final compensation level)	4.08%	4.09%	4.09%
Expected long-term return on plan assets	8.25%	8.25%	8.25%

The expected long-term rate of return on plan assets is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered health care benefits for pre-Medicare and post-Medicare retirees’ coverage is assumed for 2011. The pre-Medicare and post-Medicare rate is assumed to decrease to 5.0% for 2016, and remain at that level thereafter.

The assumed discount rate, expected long-term rate of return on plan assets, rate of future compensation increase, and health care cost trend rate have a significant impact on the amounts reported for the benefit plans. A one-percentage-point change in these rates would have the following effects:

	1-Percentage-Point
	Expense		Benefit Obligation
(in thousands)	Increase	Decrease	Increase	Decrease
Pension Benefits:
Discount rate	$(10,658)	$13,657	$(104,686)	$130,152
Expected long-term rate of return on plan assets	$(7,874)	$7,874	—	—
Rate of future compensation increase	$6,987	$(6,104)	$31,690	$(28,189)
Post-retirement Benefits:
Discount rate	$836	$1,195	$(32,342)	$38,460
Health care cost trend rate	$1,832	$(1,406)	$27,882	$(23,365)

The actual and target weighted-average asset allocations for the Company’s pension plan assets as of the plan measurement date are as follows:

	2010		2009
Asset Category	Actual	Target Range	Actual	Target Range
Large Capitalization Equity	33.1%	22-32%	34.6%	—
Small Capitalization Equity	14.0%	3-13%	12.6%	—
International Equity	17.8%	15-25%	17.7%	—
Private Equity	1.2%	0-15%	0.5%	—
Total Equity Securities	66.1%	55-75%	65.4%	60-80%
Fixed Income	31.8%	25-45%	33.5%	25-35%
Cash and Cash Equivalents	2.1%	0%	1.1%	0%

Target allocations, which were revised in fiscal 2010, are established in consultation with outside advisors through the use of asset-liability modeling to attempt to match the duration of the plan assets with the duration of the Company’s projected benefit liability. The asset allocation strategy attempts to minimize the long-term cost of pension benefits, reduce the volatility of pension expense, and achieve a healthy funded status for the plans.

As of the 2010 measurement date, plan assets included 1.7 million shares of common stock of the Company having a market value of $76.1 million or 9% of total plan assets. Dividends paid during the year on shares held by the plan were $1.4 million. In 2009, plan assets included 1.7 million shares of common stock of the Company having a market value of $60.2 million or 9% of total plan assets.

The Company made discretionary contributions of $70.3 million and $100.0 million to the Company’s defined benefit plans in 2010 and 2009, respectively. Based on the October 31, 2010 measurement date, the Company anticipates making required contributions of $22.1 million to fund the pension plans during fiscal year 2011. The Company also expects to make contributions of $29.1 million during 2011 that represent benefit payments for unfunded plans.

Benefits expected to be paid over the next ten fiscal years are as follows:

(in thousands)	Pension Benefits	Post- retirement Benefits
2011	$44,968	$25,889
2012	43,921	25,926
2013	45,433	25,919
2014	47,549	25,995
2015	49,345	25,955
2016 and later	293,460	124,517

Post-retirement benefits are net of expected federal subsidy receipts related to prescription drug benefits granted under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which are estimated to be $2.9 million per year through 2020.

The fair values of the defined benefit pension plan investments as of October 31, 2010, by asset category and fair value hierarchy level, are as follows:

	Fair Value Measurements at October 31, 2010
(in thousands)	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs Significant (Level 3)
Investments at Fair Value:
Cash equivalents	$16,642	$16,642	$—	$—
Large Capitalization Equity
Domestic(1)	$247,748	$215,152	$32,596	$—
Foreign(1)	18,023	18,023	—	—
Total Large Capitalization Equity	$265,771	$233,175	$32,596	$—
Small Capitalization Equity
Domestic(1)	$101,953	$101,953	$—	$—
Foreign(1)	10,206	10,206	—	—
Total Small Capitalization Equity	$112,159	$112,159	$—	$—
International Equity
Mutual fund(2)	$40,301	$—	$40,301	$—
Collective trust(3)	102,566	—	102,566	—
Total International Equity	$142,867	$—	$142,867	$—
Private Equity
Domestic(3)	$6,951	$—	$—	$6,951
International(3)	2,377	—	—	2,377
Total Private Equity	$9,328	$—	$—	$9,328
Total Equity	$530,125	$345,334	$175,463	$9,328
Fixed Income
US government issues(1)	$106,987	$106,987	$—	$—
Municipal issues(1)	1,931	1,931	—	—
Corporate issues — domestic(1)	124,802	87,181	37,621	—
Corporate issues — foreign(1)	21,878	21,878	—	—
Total Fixed Income	$255,598	$217,977	$37,621	$—
Other
Real Estate — mineral interest	$3	$—	$—	$3
Total Other	$3	$—	$—	$3
Total Investments at Fair Value	$802,368	$579,953	$213,084	$9,331

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

(1)	Common stocks, corporate bonds and notes, and government securities: Valued at the closing price reported on the active market in which the individual securities are traded.
(2)	Mutual funds: Valued at the publicly available net asset value (NAV) of shares held by the pension plans at year-end.
(3)

Collective trusts: The pension plans holds investments in various collective investment funds, which are managed by a third party, that invest in a well-diversified portfolio of investment contracts from highly rated financial institutions and high-quality, fixed-income securities combined with equity securities. The fair value of the units for these investments is based on the fair value of the underlying investments and the NAV can be calculated for these funds.

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

(in thousands)
Beginning Balance, October 25, 2009	$3,108
Purchases, issuances and settlements (net)	5,506
Unrealized gains	717
Realized gains (losses)	—
Ending Balance, October 31, 2010	$9,331

The Company has commitments totaling $85.0 million for the private equity investments within the pension plans, of which $77.0 million remains unfunded at fiscal year end 2010. These commitments include $53.3 million and $23.7 million for domestic and foreign equity investments, respectively. Funding for future private equity capital calls will come from existing pension plan asset investments and not from additional cash contributions into the Company’s pension plans.

Note I

INCOME TAXES

The components of the provision for income taxes are as follows:

(in thousands)	2010	2009	2008
Current:
U.S. Federal	$170,326	$159,208	$157,314
State	22,896	22,027	22,105
Foreign	2,124	1,245	2,330
Total current	195,346	182,480	181,749
Deferred:
U.S. Federal	27,009	(392)	(9,013)
State	2,420	81	(700)
Total deferred	29,429	(311)	(9,713)
Total provision for income taxes	$224,775	$182,169	$172,036

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that, based upon its lengthy and consistent history of profitable operations, it is more likely than not that the net deferred tax assets of $143.1 million will be realized on future tax returns, primarily from the generation of future taxable income.

Significant components of the deferred income tax liabilities and assets are as follows:

	October 31,	October 25,
(in thousands)	2010	2009
Deferred tax liabilities:
Tax over book depreciation	$(81,821)	$(76,809)
Book/tax basis difference from acquisitions	(30,262)	(32,100)
Pension assets	(22,809)	(5,761)
Commodity hedging contracts	(16,327)	—
Other, net	(54,273)	(47,659)
Deferred tax assets:
Post-retirement benefits	133,684	142,334
Pension benefits	52,445	47,730
Stock options	29,092	26,362
Deferred compensation	21,409	20,355
Federal benefit of state tax	14,799	15,733
Insurance accruals	14,318	13,573
Vacation accruals	13,857	12,850
Promotional accruals	7,208	14,345
Commodity hedging contracts	—	6,887
Other, net	61,809	50,602
Net deferred tax assets	$143,129	$188,442

Reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	2010	2009	2008
U.S. statutory rate	35.0%	35.0%	35.0%
State taxes on income, net of federal tax benefit	3.1	2.9	3.3
Rabbi trust	(0.3)	(1.0)	2.2
Medicare Part D supplement	(0.2)	(0.3)	(0.3)
Manufacture deduction	(1.7)	(1.6)	(1.7)
Book income attributable to noncontrolling interests	(0.2)	(0.2)	(0.3)
All other, net	0.3	(0.3)	(0.9)
Effective tax rate	36.0%	34.5%	37.3%

The Company has accumulated undistributed earnings of foreign subsidiaries and joint ventures of approximately $56.0 million as of October 31, 2010. These earnings are expected to be indefinitely reinvested outside of the United States.

Total income taxes paid during fiscal 2010, 2009, and 2008 were $212.6 million, $160.3 million, and $144.7 million, respectively.

The Company adopted the amended provisions of ASC 740, Income Taxes at the beginning of fiscal 2008, on October 29, 2007. Adoption resulted in a $13.9 million increase in the liability for uncertain tax positions (resulting in a total liability balance of $32.3 million), a $4.9 million increase in deferred tax assets, and a decrease in retained earnings of $9.0 million.

The following table sets forth changes in the unrecognized tax benefits, excluding interest and penalties, for fiscal years 2009 and 2010.

(in thousands)
Balance as of October 26, 2008	$32,684
Tax positions related to the current period:
Increases	3,237
Decreases	—
Tax positions related to prior periods:
Increases	9,101
Decreases	—
Settlements	(2,003)
Decreases related to a lapse of applicable statute of limitations:	(257)
Balance as of October 25, 2009	$42,762
Tax positions related to the current period:
Increases	3,102
Decreases	—
Tax positions related to prior periods:
Increases	4,194
Decreases	(18,313)
Settlements	(2,650)
Decreases related to a lapse of applicable statute of limitations:	(3,022)
Balance as of October 31, 2010	$26,073

The amount of unrecognized tax benefits, including interest and penalties, at October 31, 2010, recorded in other long-term liabilities was $38.5 million, of which $28.6 million would impact the Company’s effective tax rate if recognized. The Company includes accrued interest and penalties related to uncertain tax positions in income tax expense, with $1.6 million included in expense for fiscal 2010. The amount of accrued interest and penalties at October 31, 2010, associated with unrecognized tax benefits was $12.4 million.

The Company is regularly audited by federal and state taxing authorities. During fiscal year 2010, the United States Internal Revenue Service (I.R.S.) concluded its examination of the Company’s consolidated federal income tax returns for the fiscal years through 2007. During the fourth quarter of fiscal year 2010 the I.R.S. opened an examination of the Company’s consolidated federal income tax returns for fiscal years 2008 and 2009. The Company is in various stages of audit by several state taxing authorities on a variety of fiscal years, as far back as 1996. While it is reasonably possible that one or more of these audits may be completed within the next 12 months and that the related unrecognized tax benefits may change, based on the status of the examinations it is not possible to reasonably estimate the effect of any amount of such change to previously recorded uncertain tax positions.

Note J

COMMITMENTS AND CONTINGENCIES

In order to ensure a steady supply of hogs and turkeys, and to keep the cost of products stable, the Company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods up to 10 years. The Company has also entered into grow-out contracts with independent farmers to raise turkeys for the Company for periods up to 25 years. Under these arrangements, the Company owns the livestock, feed, and other supplies while the independent farmers provide facilities and labor. Some of the facilities are sub-leased by the Company to the independent farmers. The Company has also contracted for the purchase of corn, soybean meal, and other feed ingredients from independent suppliers for periods up to three years. Under these contracts, the Company is committed at October 31, 2010, to make purchases, assuming current price levels, as follows:

(in thousands)
2011	$1,105,275
2012	663,203
2013	391,645
2014	302,167
2015	290,146
Later years	1,091,025
Total	$3,843,461

Purchases under these contracts for fiscal 2010, 2009, and 2008 were $1.9 billion, $1.6 billion, and $1.8 billion, respectively.

The Company has noncancelable operating lease commitments on facilities and equipment at October 31, 2010, as follows:

(in thousands)
2011	$13,205
2012	8,994
2013	6,069
2014	4,042
2015	2,600
Later years	7,316
Total	$42,226

The Company expensed $25.1 million, $23.0 million, and $21.9 million for rent in fiscal 2010, 2009, and 2008, respectively.

The Company has commitments to expend approximately $54.9 million to complete construction in progress at various locations as of October 31, 2010.

As of October 31, 2010, the Company had $39.2 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the Company’s self-insured workers’ compensation programs. However, that amount also includes a $4.8 million renewable standby letter of credit for obligations of an affiliated party that may arise under worker compensation claims. Letters of credit are not reflected in the Company’s consolidated statements of financial position.

The Company is involved on an ongoing basis in litigation arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the Company’s results of operations, financial condition, or liquidity.

Note K

STOCK-BASED COMPENSATION

The Company issues stock options and nonvested shares as part of its stock incentive plans for employees and non-employee directors. The Company’s policy is to grant options with the exercise price equal to the market price of the common stock on the date of grant. Ordinary options vest over periods ranging from six months to four years and expire ten years after the date of the grant. The Company recognizes stock-based compensation expense ratably over the shorter of the requisite service period or vesting period. The fair value of stock-based compensation granted to retirement-eligible individuals is expensed at the time of grant.

A reconciliation of the number of options outstanding and exercisable (in thousands) as of October 31, 2010, and changes during the fiscal year then ended, is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
Outstanding at October 25, 2009	11,604	$30.86
Granted	1,328	38.51
Exercised	(1,808)	23.41
Forfeited	(100)	37.20
Outstanding at October 31, 2010	11,024	$32.94	5.7 yrs	$62,959
Exercisable at October 31, 2010	6,582	$30.96	4.4 yrs	$98,488

The weighted-average grant date fair value of stock options granted and the total intrinsic value of options exercised (in thousands) during each of the past three fiscal years is as follows:

	Fiscal Year Ended
	October 31,	October 25,	October 26,
	2010	2009	2008
Weighted-average grant date fair value	$9.09	$5.87	$10.38
Intrinsic value of exercised options	$32,378	$5,049	$27,669

The fair value of each ordinary option award is calculated on the date of grant using the Black-Scholes valuation model utilizing the following weighted-average assumptions:

	Fiscal Year Ended
	October 31,	October 25,	October 26,
	2010	2009	2008
Risk-free interest rate	3.4%	3.2%	4.0%
Dividend yield	2.2%	2.5%	1.8%
Stock price volatility	22.0%	22.0%	21.0%
Expected option life	8 years	8 years	8 years

As part of the annual valuation process, the Company reassesses the appropriateness of the inputs used in the valuation models. The Company establishes the risk-free interest rate using stripped U.S. Treasury yields as of the grant date where the remaining term is approximately the expected life of the option. The dividend yield is set based on the dividend rate approved by the Company’s Board of Directors and the stock price on the grant date. The expected volatility assumption is set based primarily on historical volatility. As a reasonableness test, implied volatility from exchange traded options is also examined to validate the volatility range obtained from the historical analysis. The expected life assumption is set based on an analysis of past exercise behavior by option holders. In performing the valuations for ordinary option grants, the Company has not stratified option holders as exercise behavior has historically been consistent across all employee groups.

The Company’s nonvested shares vest after five years or upon retirement. A reconciliation of the nonvested shares (in thousands) as of October 31, 2010, and changes during the fiscal year then ended is as follows:

	Shares	Weighted- Average Grant-Date Fair Value
Nonvested at October 25, 2009	98	$34.90
Granted	25	39.12
Vested	(20)	33.21
Nonvested at October 31, 2010	103	$36.25

The weighted-average grant date fair value of nonvested shares granted, the total fair value (in thousands) of nonvested shares granted, and the fair value (in thousands) of shares that have vested during each of the past three fiscal years is as follows:

	Fiscal Year Ended
	October 31,	October 25,	October 26,
	2010	2009	2008
Weighted-average grant date fair value	$39.12	$30.54	$38.97
Fair value of nonvested shares granted	$978	$865	$974
Fair value of shares vested	$664	$204	$43

Stock-based compensation expense, along with the related income tax benefit, for each of the past three fiscal years is presented in the table below:

	Fiscal Year Ended
	October 31,	October 25,	October 26,
(in thousands)	2010	2009	2008
Stock-based compensation expense recognized	$14,402	$12,054	$14,691
Income tax benefit recognized	(5,510)	(4,633)	(5,611)
After-tax stock-based compensation expense	$8,892	$7,421	$9,080

At October 31, 2010, there was $12.5 million of total unrecognized compensation cost from stock-based compensation arrangements granted under the plans. This compensation is expected to be recognized over a weighted-average period of approximately 2.3 years. During fiscal years 2010, 2009, and 2008, cash received from stock option exercises was $22.9 million, $2.4 million, and $11.3 million, respectively. The total tax benefit to be realized for tax deductions from these option exercises was $18.9 million, $1.3 million, and $10.6 million, respectively.

Shares issued for option exercises and nonvested shares may be either authorized but unissued shares, or shares of treasury stock acquired in the open market or otherwise. The number of shares available for future grants (in thousands) was 17,647 at October 25, 2010, 18,998 at October 25, 2009, and 7,161 at October 26, 2008.

Note L

DERIVATIVES AND HEDGING

The Company uses hedging programs to manage price risk associated with commodity purchases. These programs utilize futures contracts and swaps to manage the Company’s exposure to price fluctuations in the commodities markets. The Company has determined that its programs which are designated as hedges are highly effective in offsetting the changes in fair value or cash flows generated by the items hedged.

Cash Flow Hedges: The Company utilizes corn and soybean meal futures to offset the price fluctuation in the Company’s future direct grain purchases, and has entered into various swaps to hedge the purchases of grain and natural gas at certain plant locations. The financial instruments are designated and accounted for as cash flow hedges, and the Company measures the effectiveness of the hedges on a regular basis. Effective gains or losses related to these cash flow hedges are reported in accumulated other comprehensive loss and reclassified into earnings, through cost of products sold, in the period or periods in which the hedged transactions affect earnings. Any gains or losses related to hedge ineffectiveness are recognized in the current period cost of products sold. The Company typically does not hedge its grain or natural gas exposure beyond the next two upcoming fiscal years. As of October 31, 2010, and October 25, 2009, the Company had the following outstanding commodity futures contracts and swaps that were entered into to hedge forecasted purchases:

Volume
Commodity	October 31, 2010	October 25, 2009
Corn	21.1 million bushels	20.3 million bushels
Soybean meal	190,400 tons	148,100 tons
Natural gas	1.6 million MMBTU’s	4.6 million MMBTU’s

As of October 31, 2010, the Company has included in accumulated other comprehensive loss, hedging gains of $32.9 million (before tax) relating to its positions, compared to losses of $19.2 million (before tax) as of October 25, 2009. The Company expects to recognize the majority of these gains over the next 12 months.

Fair Value Hedges: The Company utilizes futures to minimize the price risk assumed when forward priced contracts are offered to the Company’s commodity suppliers. The intent of the program is to make the forward priced commodities cost nearly the same as cash market purchases at the date of delivery. The futures contracts are designated and accounted for as fair value hedges, and the Company measures the effectiveness of the hedges on a regular basis. Changes in the fair value of the futures contracts, along with the gain or loss on the hedged purchase commitment, are marked-to-market through earnings and are recorded on the Consolidated Statement of Financial Position as a current asset and liability, respectively. Effective gains or losses related to these fair value hedges are recognized through cost of products sold in the period or periods in which the hedged transactions affect earnings. Any gains or losses related to hedge ineffectiveness are recognized in the current period cost of products sold. As of October 31, 2010, and October 25, 2009, the Company had the following outstanding commodity futures contracts designated as fair value hedges:

Volume
Commodity	October 31, 2010	October 25, 2009
Corn	9.9 million bushels	12.0 million bushels
Soybean meal	—	6,200 tons
Lean hogs	1.1 million cwt	1.3 million cwt

Other Derivatives: During fiscal years 2010 and 2009, the Company has held certain futures and options contract positions as part of a merchandising program and to manage the Company’s exposure to fluctuations in commodity markets and foreign currencies. The Company has not applied hedge accounting to these positions. All foreign exchange contracts were closed as of the end of the fiscal year. As of October 31, 2010, and October 25, 2009, the Company had the following outstanding futures and options contracts related to other programs

Volume
Commodity	October 31, 2010	October 25, 2009
Corn	1.5 million bushels	—
Soybean meal	1,200 tons	—
Pork bellies	—	14,800 cwt

Fair Values: The fair values of the Company’s derivative instruments (in thousands) as of October 31, 2010, and October 25, 2009, were as follows:

		Fair Value(1)
	Location on Consolidated Statement of Financial Position	October 31, 2010	October 25, 2009
Asset Derivatives:
Derivatives Designated as Hedges:
Commodity contracts	Other current assets	$54,395	$25,159
Derivatives Not Designated as Hedges:
Commodity contracts	Other current assets	2,137	(3,702)
Total Asset Derivatives
Liability Derivatives:		$56,532	$21,457
Derivatives Designated as Hedges:
Commodity contracts	Accounts payable	$6,390	$17,563
Total Liability Derivatives		$6,390	$17,563

(1)  Amounts represent the gross fair value of derivative assets and liabilities. The Company nets its derivative assets and liabilities, including cash collateral, when a master netting arrangement exists between the Company and the counterparty to the derivative contract. See Note M for a discussion of the net amounts as reported in the Consolidated Statement of Financial Position.

Derivative Gains and Losses: Gains or losses (before tax, in thousands) related to the Company’s derivative instruments for the fiscal year ended October 31, 2010, and October 25, 2009, were as follows:

	Gain/(Loss) Recognized in Accumulated Other Comprehensive Loss (AOCL) (Effective Portion)(1)			Gain/(Loss) Reclassified from AOCL into Earnings (Effective Portion)(1)		Gain/(Loss) Recognized in Earnings (Ineffective Portion)(2) (3)
	Fiscal Year Ended			Fiscal Year Ended		Fiscal Year Ended
	October 31,	October 25,	Location on Consolidated	October 31,	October 25,	October 31,	October 25,
Cash Flow Hedges:	2010	2009	Statement of Operations	2010	2009	2010	2009
Commodity contracts	$23,511	$(8,323)	Cost of products sold	$(28,672)	$(55,053)	$9,947	$2,082

		Gain/(Loss) Recognized in Earnings (Effective Portion)(4)		Gain/(Loss) Recognized in Earnings (Ineffective Portion)(2) (5)
		Fiscal Year Ended		Fiscal Year Ended
Fair Value Hedges:	Location on Consolidated Statement of Operations	October 31, 2010	October 25, 2009	October 31, 2010	October 25, 2009
Commodity contracts	Cost of products sold	$(8,216)	$55,879	$(17)	$(2,901)

		Gain/(Loss) Recognized in Earnings
		Fiscal Year Ended
Derivatives Not	Location on Consolidated	October 31,	October 25,
Designated as Hedges:	Statement of Operations	2010	2009
Commodity contracts	Cost of products sold	$(86)	$414
Foreign exchange contracts	Net sales	$(1)	$—
	Interest and investment income	$—	$(141)
Option contracts	Cost of products sold	$1,883	$—

(1)     Amounts represent gains or losses in AOCL before tax. See Note B for the after tax impact of these gains or losses on net earnings.

(2)     There were no gains or losses excluded from the assessment of hedge effectiveness during the fiscal year.

(3)     There were no gains or losses resulting from the discontinuance of cash flow hedges during the fiscal year.

(4)     Gains or losses on commodity contracts designated as fair value hedges were offset by a corresponding loss or gain on the underlying hedged purchase commitment.

(5)     There were no gains or losses recognized as a result of a hedged firm commitment no longer qualifying as a fair value hedge during the fiscal year.

Note M

FAIR VALUE MEASUREMENTS

Effective at the beginning of fiscal 2009, the Company adopted the provisions of ASC 820, Fair Value Measurements and Disclosures (ASC 820) for its financial assets and liabilities carried at fair value on a recurring basis in the consolidated financial statements. The fair value of those assets and liabilities as of October 31, 2010, and October 25, 2009, and their level within the fair value hierarchy, are presented in the table below.

	Fair Value Measurements at October 31, 2010
		Quoted Prices in
	Fair Value at	Active Markets	Significant Other	Significant
	October 31,	for Identical	Observable	Unobservable
(in thousands)	2010	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)
Assets at Fair Value:
Cash equivalents(1)	$360,064	$360,064	$—	$—
Short-term marketable securities(2)	50,595	66	50,529	—
Other trading securities(3)	109,153	49,889	59,264	—
Commodity derivatives(4)	11,604	11,604	—	—
Total Assets at Fair Value	$531,416	$421,623	$109,793	$—
Liabilities at Fair Value:
Commodity derivatives(4)	$6,390	$—	$6,390	$—
Deferred compensation(3)	42,141	13,298	28,843	—
Total Liabilities at Fair Value	$48,531	$13,298	$35,233	$—

	Fair Value Measurements at October 25, 2009
		Quoted Prices in
		Active Markets	Significant Other	Significant
	Fair Value at	for Identical	Observable	Unobservable
(in thousands)	October 25, 2009	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)
Assets at Fair Value:
Cash equivalents(1)	$290,476	$290,476	$—	$—
Other trading securities(3)	103,801	49,608	54,193	—
Commodity derivatives(4)	6,776	6,776	—	—
Total Assets at Fair Value	$401,053	$346,860	$54,193	$—
Liabilities at Fair Value:
Commodity derivatives(4)	$17,563	$—	$17,563	$—
Deferred compensation(3)	38,786	10,670	28,116	—
Total Liabilities at Fair Value	$56,349	$10,670	$45,679	$—

The following methods and assumptions were used to estimate the fair value of the financial assets and liabilities above:

(1)	The Company’s cash equivalents consist of money market funds rated AAA. As these investments have a maturity date of three months or less, the carrying value approximates fair value.

(2)

The Company holds trading securities as part of a portfolio maintained to generate investment income and to provide cash for operations of the Company, if necessary. The portfolio is managed by a third party who is responsible for daily trading activities, and all assets within the portfolio are highly liquid. The cash and highly rated money market funds held by the portfolio are classified as Level 1. The current investment portfolio also includes corporate bonds, agency securities, mortgage-backed securities, and other asset-backed securities for which there is an active, quoted market. Market prices are obtained from a variety of industry standard providers, large financial institutions, and other third-party sources to calculate a representative daily market value, and therefore, these securities are classified as Level 2.

(3)

The Company also holds trading securities as part of a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans. The rabbi trust is included in other assets on the Consolidated Statements of Financial Position and is valued based on the underlying fair value of each fund held by the trust. A portion of the funds held related to the supplemental executive retirement plans have been invested in fixed income funds managed by a third party. The declared rate on these funds is set based on a formula using the yield of the general account investment portfolio that supports the fund, adjusted for expenses and other charges. The rate is guaranteed for one year at issue, and may be reset annually on the policy anniversary, subject to a guaranteed minimum rate. As the value is based on adjusted market rates, and the fixed rate is only reset on an annual basis, these funds are classified as Level 2. The remaining funds held are also managed by a third party, and include equity securities, money market accounts, bond funds, or other portfolios for which there is an active quoted market. Therefore these securities are classified as Level 1. The related deferred compensation liabilities are included in other long-term liabilities on the Consolidated Statements of Financial Position and are valued based on the underlying investment selections held in each participant’s account. Investment options generally mirror those funds held by the rabbi trust, for which there is an active quoted market. Therefore these investment balances are classified as Level 1. The Company also offers a fixed rate investment option to participants. The rate earned on these investments is adjusted annually based on a specified percentage of I.R.S. Applicable Federal Rates in effect and therefore these balances are classified as Level 2.

(4)

The Company’s commodity derivatives represent futures contracts, option contracts, and swaps used in its hedging programs to offset price fluctuations associated with purchases of corn, soybean meal, and natural gas, and to minimize the price risk assumed when forward priced contracts are offered to the Company’s commodity suppliers. The Company’s futures and options contracts for corn and soybean meal are traded on the Chicago Board of Trade (CBOT), while futures contracts for lean hogs and bellies are traded on the Chicago Mercantile Exchange. These are active markets with quoted prices available and therefore the futures contracts are classified as Level 1. The Company’s corn and soybean meal swaps settle based on quoted prices from the CBOT, while natural gas swaps are settled based on quoted prices from the New York Mercantile Exchange. As the swaps settle based on quoted market prices, but are not held directly with the exchange, the swaps are classified as Level 2. All derivatives are reviewed for potential credit risk and risk of nonperformance. The Company nets its derivative assets and liabilities, including cash collateral, when a master netting arrangement exists between the Company and the counterparty to the derivative contract. The net balance for each arrangement is included in other current assets or accounts payable, as appropriate, in the Consolidated Statements of Financial Position. As of October 31, 2010, the Company has recognized the obligation to return cash collateral of $44.9 million to various counterparties. As of October 25, 2009, the Company had recognized the right to reclaim cash collateral of $2.2 million from, and the obligation to return cash collateral of $16.9 million to, various counterparties.

The Company’s financial assets and liabilities also include cash, accounts receivable, accounts payable, and other liabilities, for which carrying value approximates fair value. The Company does not carry its long-term debt at fair value in its Consolidated Statements of Financial Position. Based on borrowing rates available to the Company for long-term financing with similar terms and average maturities, the fair value of long-term debt (including current maturities), utilizing discounted cash flows, was $371.8 million as of October 31, 2010, and $383.5 million as of October 25, 2009.

As discussed in Note A, the FASB allowed deferral of the provisions of ASC 820 for one year for nonfinancial assets and liabilities measured at fair value that are recognized or disclosed on a nonrecurring basis. Pursuant to this allowed deferral, the Company adopted the provisions of ASC 820 at the beginning of fiscal 2010 for its nonfinancial assets and liabilities. During the second quarter of fiscal 2010, the Company made the decision to close its Valley Fresh plant in Turlock, California. The facilities in that location were evaluated during that process and the Company recorded a pretax charge of $6.6 million to reduce the property, plant and equipment to its current estimated fair value. During the fiscal year ended October 31, 2010, there were no other material remeasurements of assets or liabilities at fair value on a nonrecurring basis subsequent to their initial recognition.

Note N

SEGMENT REPORTING

The Company develops, processes, and distributes a wide array of food products in a variety of markets. The Company reports its results in the following five segments: Grocery Products, Refrigerated Foods, Jennie-O Turkey Store, Specialty Foods, and All Other.

The Grocery Products segment consists primarily of the processing, marketing, and sale of shelf-stable food products sold predominantly in the retail market. This segment also includes the results from the Company’s MegaMex Foods, LLC (MegaMex) joint venture.

The Refrigerated Foods segment includes the Hormel Refrigerated operating segment and the Affiliated Business Units. This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork and beef products for retail, foodservice, and fresh product customers. The Affiliated Business Units include the Farmer John, Burke Corporation, Dan’s Prize, Saag’s Products, Inc., and Precept Foods businesses. Precept Foods, LLC, is a 50.01 percent owned joint venture between Hormel Foods Corporation and Cargill Meat Solutions Corporation, a wholly-owned subsidiary of Cargill, Incorporated.

The Jennie-O Turkey Store segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for retail, foodservice, and fresh product customers.

The Specialty Foods segment includes the Diamond Crystal Brands, Century Foods International, and Hormel Specialty Products operating segments. This segment consists of the packaging and sale of various sugar and sugar substitute products, salt and pepper products, liquid portion products, dessert mixes, ready-to-drink products, sports nutrition products, gelatin products, and private label canned meats to retail and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products.

The All Other segment includes the Hormel Foods International operating segment, which manufactures, markets, and sells Company products internationally. This segment also includes the results from the Company’s international joint ventures and miscellaneous corporate sales.

Intersegment sales are recorded at prices that approximate cost and are eliminated in the Consolidated Statements of Operations. The Company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The Company also retains various other income and unallocated expenses at corporate. Equity in earnings of affiliates is included in segment operating profit; however, earnings attributable to the Company’s noncontrolling interests are excluded. These items are included below as net interest and investment income, general corporate expense, and noncontrolling interest when reconciling to earnings before income taxes.

Sales and operating profits for each of the Company’s reportable segments and reconciliation to earnings before income taxes are set forth below. The Company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, the Company does not represent that these segments, if operated independently, would report the operating profit and other financial information shown below.

(in thousands)	2010	2009	2008
Sales to Unaffiliated Customers
Grocery Products	$1,040,455	$924,682	$947,184
Refrigerated Foods	3,818,788	3,436,242	3,521,672
Jennie-O Turkey Store	1,310,412	1,227,709	1,268,002
Specialty Foods	782,958	708,730	777,659
All Other	268,106	236,308	240,386
Total	$7,220,719	$6,533,671	$6,754,903
Intersegment Sales
Grocery Products	$0	$0	$0
Refrigerated Foods	9,152	7,236	5,834
Jennie-O Turkey Store	111,262	97,064	95,551
Specialty Foods	118	172	196
All Other	0	0	0
Total	120,532	104,472	101,581
Intersegment elimination	(120,532)	(104,472)	(101,581)
Total	$0	$0	$0
Net Sales
Grocery Products	$1,040,455	$924,682	$947,184
Refrigerated Foods	3,827,940	3,443,478	3,527,506
Jennie-O Turkey Store	1,421,674	1,324,773	1,363,553
Specialty Foods	783,076	708,902	777,855
All Other	268,106	236,308	240,386
Intersegment elimination	(120,532)	(104,472)	(101,581)
Total	$7,220,719	$6,533,671	$6,754,903
Segment Operating Profit
Grocery Products	$155,922	$162,531	$148,768
Refrigerated Foods	276,315	226,171	211,961
Jennie-O Turkey Store	143,644	86,909	78,306
Specialty Foods	80,727	68,484	70,124
All Other	26,126	27,631	27,001
Total segment operating profit	$682,734	$571,726	$536,160
Net interest and investment income	(22,024)	(8,432)	(56,125)
General corporate expense	(40,348)	(38,312)	(22,499)
Noncontrolling interest	4,189	3,165	3,135
Earnings before income taxes	$624,551	$528,147	$460,671

(in thousands)	2010	2009	2008
Assets
Grocery Products	$591,082	$445,340	$425,798
Refrigerated Foods	1,173,540	1,098,133	1,189,783
Jennie-O Turkey Store	760,566	728,049	779,755
Specialty Foods	432,820	449,558	487,681
All Other	178,642	163,611	168,012
Corporate	917,268	807,364	565,442
Total	$4,053,918	$3,692,055	$3,616,471
Additions to Property Plant and Equipment
Grocery Products	$27,018	$51,438	$27,738
Refrigerated Foods	38,417	28,303	46,372
Jennie-O Turkey Store	15,986	11,247	34,394
Specialty Foods	1,807	2,922	9,371
All Other	788	732	3,555
Corporate	5,807	2,319	4,460
Total	$89,823	$96,961	$125,890
Depreciation and Amortization
Grocery Products	$14,212	$14,387	$12,657
Refrigerated Foods	55,934	54,457	53,261
Jennie-O Turkey Store	26,898	27,280	28,315
Specialty Foods	11,831	14,082	13,918
All Other	1,305	1,204	2,111
Corporate	15,411	15,728	15,927
Total	$125,591	$127,138	$126,189

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

	Fiscal Year Ended
	October 31,	October 25,	October 26,
(in thousands)	2010	2009	2008
Perishable meat	54.3%	53.9%	53.5%
Poultry	18.7	19.3	19.2
Shelf-stable	17.5	17.3	17.1
Other	9.5	9.5	10.2
	100.0%	100.0%	100.0%

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

	Fiscal Year Ended
	October 31,	October 25,	October 26,
(in thousands)	2010	2009	2008
United States	$6,874,150	$6,198,818	$6,408,265
Foreign	346,569	334,853	346,638
	$7,220,719	$6,533,671	$6,754,903

In fiscal 2010, sales to Wal-Mart Stores, Inc. (Wal-Mart) represented $1.03 billion or 13.0 percent of the Company’s consolidated revenues (measured as gross sales less returns and allowances). Wal-Mart is a customer for all five segments of the Company.

Note O

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following tabulations reflect the unaudited quarterly results of operations for the years ended October 31, 2010, and
October 25, 2009.

				Net Earnings
				Attributable to
				Hormel Foods	Basic Earnings	Diluted Earnings
(in thousands, except per share data)	Net Sales	Gross Profit	Net Earnings	Corporation(1)	Per Share	Per Share
2010
First quarter	$1,727,447	$318,387	$112,269	$111,207	$0.83	$0.82
Second quarter	1,699,782	280,467	78,535	77,862	0.58	0.57
Third quarter	1,730,451	284,915	86,364	85,370	0.64	0.63
Fourth quarter	2,063,039	354,973	122,608	121,148	0.91	0.90
2009
First quarter	$1,689,086	$272,315	$82,177	$81,383	$0.61	$0.60
Second quarter	1,595,043	262,038	81,100	80,385	0.60	0.59
Third quarter	1,574,440	260,324	78,095	77,169	0.57	0.57
Fourth quarter	1,675,102	304,194	104,606	103,876	0.78	0.77

(1)     Excludes net earnings attributable to the Company’s noncontrolling interests. See further discussion in Note A: Accounting Changes and Recent Accounting Pronouncements.

Stock Performance Chart

Shareholder Information

INDEPENDENT AUDITORS

Ernst & Young LLP
220 South Sixth Street, Ste. 1400
Minneapolis, MN 55402-4509

STOCK LISTING

Hormel Foods Corporation’s common stock is traded on the New York Stock Exchange under the symbol HRL. The CUSIP number is 440452100.

There are approximately 11,000 record shareholders and 28,000 shareholders whose shares are held in street name by brokerage firms and financial institutions.

COMMON STOCK DATA

The high and low prices of the company’s common stock and the dividends per share declared for each fiscal quarter of 2010 and 2009, respectively, are shown below:

2010	High	Low	Dividend
First Quarter	39.80	36.02	0.21
Second Quarter	42.68	38.25	0.21
Third Quarter	42.87	38.76	0.21
Fourth Quarter	45.93	42.29	0.21

2009	High	Low	Dividend
First Quarter	31.87	24.84	0.19
Second Quarter	33.43	29.26	0.19
Third Quarter	36.36	29.17	0.19
Fourth Quarter	39.02	34.64	0.19

TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank, N.A.
161 North Concord Exchange
P.O. Box 64854
South St. Paul, MN 55164-0854
www.shareowneronline.com

For the convenience of shareholders, a designated toll free number (1-877-536-3559) can be used whenever questions arise regarding changes in registered ownership, lost or stolen certificates, address changes, or other matters pertaining to the transfer of stock or shareholder records. When requesting information, shareholders must provide their tax identification number, the name(s) in which their stock is registered, and their record address.

The company participates in the Direct Registration Profile Modification System (DRPMS). Transfers or issuances of shares are now issued in book-entry form, unless you specifically request a stock certificate. A statement will be delivered to you reflecting any transactions processed in your account.

The transfer agent makes shareholder account data available to shareholders of record via the Internet. This service allows shareholders to view various account details, such as certificate information, dividend payment history, and/or dividend reinvestment plan records, and sell shares over a secure Internet connection with the required entry of an account number and authentication ID. Information is available 24 hours per day, seven days a week. If you are interested, you may use the Web site www.shareowneronline.com and access “Sign Up Now!” to arrange for a setup.

HOUSEHOLD SORTING

If you hold stock in more than one account, duplicate mailings of financial information may result. You can help eliminate the added expense by requesting only one copy be sent. Please supply the transfer agent with the name in which all accounts are registered and the name of the account for which you wish to receive mailings. This will not affect dividend check mailings in any way. We cannot household sort between record accounts and brokerage accounts.

DIVIDEND REINVESTMENT PLAN

Hormel Foods Corporation’s Dividend Reinvestment Plan, available to record shareholders, allows for full dividend reinvestment and voluntary cash purchases with brokerage commissions or other service fees paid by the Company. Automatic debit for cash contribution is also available. This is a convenient method to have money automatically withdrawn each month from a checking or savings account and invested in your Dividend Reinvestment Plan account. To enroll in the plan or obtain additional information, contact Wells Fargo Bank, N.A., using the address or telephone number provided with its listing in this section as Company transfer agent and registrar. Enrollment in the plan is also available on the Internet at www.shareowneronline.com

An optional direct dividend deposit service offers shareholders a convenient method of having quarterly dividend payments electronically deposited into their personal checking or savings account. The dividend payment is made in the account each payment date, providing shareholders with immediate use of their money. For information about the service and how to participate, contact Wells Fargo Bank, N.A., transfer agent. You may also activate this feature on the Internet at www.shareowneronline.com.

DIVIDENDS

The declaration of dividends and all dates related to the declaration of dividends are subject to the judgment and discretion of the Board of Directors of Hormel Foods Corporation. Quarterly dividends are typically paid on the 15th of February, May, August, and November. Postal delays may cause receipt dates to vary.

REPORTS AND PUBLICATIONS

Copies of the company’s Form 10-K (annual report) and Form 10-Q (quarterly report) to the Securities and Exchange Commission (SEC), proxy statement, all news releases and other corporate literature are available free upon request by calling (507) 437-5345 or by accessing the information on the Internet at www.hormelfoods.com. Notice and access to the Company’s Annual Report is mailed approximately one month before the Annual Meeting. The Annual Report can be viewed at the Web site named above or a hard copy will be available free upon request via email, mail or by calling (507) 437-5571.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Monday, January 31, 2011 in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m. (CT).

QUESTIONS ABOUT HORMEL FOODS

Shareholder Inquiries
(507) 437-5944

Analyst/Investor Inquiries
(507) 437-5248

Media Inquiries
(507) 437-5345

CONSUMER RESPONSE

Inquiries regarding products of Hormel Foods Corporation should be addressed:

Consumer Response
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680
or call 1-800-523-4635

TRADEMARKS

References in italic within this report represent valuable trademarks owned or licensed by Hormel Foods, LLC or other subsidiaries of Hormel Foods Corporation.

“Country Crock” is a registered trademark of the Unilever Group of Companies and is used under license. All rights reserved.

Corporate Officers

Jeffrey M. Ettinger*	James W. Cavanaugh	David P. Juhlke
Chairman of the Board,	Senior Vice President	Vice President
President and Chief Executive Officer	and General Counsel

Donald H. Kremin
Jody H. Feragen*	William F. Snyder	Vice President
Executive Vice President	Senior Vice President
and Chief Financial Officer
Phillip L. Minerich, Ph.D.
	D. Scott Aakre	Vice President
Steven G. Binder	Vice President
Executive Vice President
Kurt F. Mueller
	Deanna T. Brady	Vice President
Ronald W. Fielding	Vice President
Executive Vice President
Douglas R. Reetz
	Julie H. Craven	Vice President
Richard A. Bross	Vice President
Group Vice President
President, Hormel Foods International		James R. Schroeder
	Michael L. Devine	Vice President
Vice President
Thomas R. Day
Group Vice President		Bruce R. Schweitzer
	Bryan D. Farnsworth	Vice President
Vice President
James M. Splinter
Group Vice President		James N. Sheehan
	Roland G. Gentzler	Vice President and Controller
Vice President and Treasurer
Robert A. Tegt
Group Vice President		James P. Snee
President, Jennie-O Turkey Store, Inc.	Dennis B. Goettsch	Vice President
Vice President

Michael D. Tolbert		Joe C. Swedberg
Group Vice President	Daniel A. Hartzog	Vice President
Vice President

Larry L. Vorpahl		James T. Anderson
Group Vice President	Brian D. Johnson	Assistant Controller
Vice President and
Corporate Secretary
*Director