Form 10-K, Exhibit 13
period 2012-10-28
HORMEL FOODS CORP /DE/
filed 2012-12-19
CIK 48465

Exhibit 13.1

SELECTED PAGES OF 2012 ANNUAL STOCKHOLDERS’ REPORT

SELECTED FINANCIAL DATA

(in thousands, except per share amounts)	2012	2011	2010	2009	2008

Operations
Net Sales	$8,230,670	$7,895,089	$7,220,719	$6,533,671	$6,754,903
Net Earnings	504,961	479,196	399,776	345,978	288,635
Net Earnings Attributable to
Hormel Foods Corporation	500,050	474,195	395,587	342,813	285,500
% of net sales	6.08%	6.01%	5.48%	5.25%	4.23%
EBIT(1)	759,763	737,283	642,386	533,414	513,661
% of net sales	9.23%	9.34%	8.90%	8.16%	7.60%
EBITDA(2)	879,257	861,448	767,977	660,552	639,850
% of net sales	10.68%	10.91%	10.64%	10.11%	9.47%
Return on Invested Capital(3)	16.43%	16.85%	14.89%	14.09%	13.05%
Financial Position
Total Assets	4,563,966	4,244,391	4,053,918	3,692,055	3,616,471
Long-term Debt less Current Maturities	250,000	250,000	-	350,000	350,000
Hormel Foods Corporation Shareholders’ Investment	2,819,455	2,656,582	2,400,657	2,122,608	2,006,740
Selected Cash Flow Data
Depreciation and Amortization	119,494	124,165	125,591	127,138	126,189
Capital Expenditures	132,303	96,911	89,823	96,961	125,890
Acquisitions of Businesses	168	7,207	28,104	701	27,225
Share Repurchase	61,366	152,930	69,574	38,147	69,551
Dividends Paid	152,204	129,975	109,374	101,376	95,531
Common Stock
Weighted-Average Shares Outstanding — Basic	263,466	266,394	266,732	268,454	270,721
Weighted-Average Shares Outstanding — Diluted	268,891	271,915	270,698	270,979	274,256
Earnings per Share — Basic	$1.90	$1.78	$1.48	$1.28	$1.05
Earnings per Share — Diluted	1.86	1.74	1.46	1.27	1.04
Dividends per Share	0.60	0.51	0.42	0.38	0.37
Hormel Foods Corporation Shareholders’ Investment per Share	10.72	10.06	9.03	7.94	7.46

The Company provides EBIT, EBITDA, and Return on Invested Capital because these measures are useful to investors as indicators of operating strength and performance relative to prior years, and are typically used to benchmark our Company’s performance against other companies in our industry. These measures are calculated as follows:

	2012	2011	2010	2009	2008

(1) EBIT:
Net Earnings Attributable to Hormel Foods Corporation	$500,050	$474,195	$395,587	$342,813	$285,500
Plus: Income Tax Expense	253,374	239,640	224,775	182,169	172,036
Plus: Interest Expense	12,859	22,662	26,589	27,995	28,023
Less: Interest and Investment Income (Loss)	6,520	(786)	4,565	19,563	(28,102)
EBIT	$759,763	$737,283	$642,386	$533,414	$513,661
(2) EBITDA:
EBIT per (1) above	$759,763	$737,283	$642,386	$533,414	$513,661
Plus: Depreciation and Amortization	119,494	124,165	125,591	127,138	126,189
EBITDA	$879,257	$861,448	$767,977	$660,552	$639,850
(3) Return on Invested Capital:
EBIT per (1) above	$759,763	$737,283	$642,386	$533,414	$513,661
X (1 — Effective Tax Rate*)	66.37%	66.43%	63.77%	65.30%	62.40%
After-tax EBIT	504,257	489,771	409,631	348,319	320,522
Divided by:
Total Debt	250,000	250,000	350,000	350,000	450,000
Hormel Foods Corporation
Shareholders’ Investment	2,819,455	2,656,582	2,400,657	2,122,608	2,006,740
Total Debt and Shareholders’ Investment	3,069,455	2,906,582	2,750,657	2,472,608	2,456,740

Return on Invested Capital	16.43%	16.85%	14.89%	14.09%	13.05%

* Excluding earnings attributable to noncontrolling interests.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE OVERVIEW

Fiscal 2012: Hormel Foods achieved record sales and earnings for fiscal 2012. Sales grew more than 4 percent compared to last year. All five business units recorded year-over-year improvements, to reach total sales of $8.2 billion. We also met our goal of achieving $2 billion in total sales from new products by 2012. Meeting that ambitious “Go for $2B by 2012” goal illustrates the Company’s continued successful track record of creating innovative, new products and growing the portfolio of our brands. Earnings for the year were $500.1 million, an increase of 5.5 percent over 2011. Earnings per share were $1.86, growing 6.9 percent compared to last year.

Continued growth of value-added products and an improved product mix offset higher feed costs and lower commodity meat prices, resulting in a double-digit profit increase for our Jennie-O Turkey Store segment. Grocery Products also experienced increased results driven by strong performances in our MegaMex Foods joint venture, improved sales of our core value-added products, and moderating input costs later in the year. Our Refrigerated Foods segment results were significantly lower than last year. Notable growth within our Meat Products and Foodservice businesses, driven by improved value-added sales, was unable to offset weaker pork operating margins and higher live production losses. Specialty Foods saw operating profit improve on increased sales and lower raw material costs versus a year ago. Our All Other (International) segment delivered substantial earnings growth due to strong pork exports and sales growth of the SPAM® family of products. General corporate expense was lower on reduced employee related costs while net interest and investment expense declined due to lower debt levels and reduced interest rates.

We continued to generate substantial cash flows as a result of our strong financial performance. We announced our 47th consecutive year of dividend increases, raising our dividend rate by 13.3 percent for fiscal 2013, and repurchased 2.1 million shares of common stock, spending $61.4 million.

Fiscal 2013 Outlook: Despite continued high grain costs and volatile protein markets, we expect to deliver year-over-year improvements in both sales and earnings in fiscal 2013, utilizing our balanced portfolio. We expect the Refrigerated Foods, Grocery Products, Specialty Foods, and All Other segments to deliver year-over-year earnings growth, while our Jennie-O Turkey Store segment is projected to have an earnings decline due to higher feed costs and tough comparisons. We will continue to concentrate on building our branded, value-added product lines with a focus on providing consumers with great tasting, convenient, and healthy food options at a good value. A strong balance sheet and free cash flow give us the opportunity to build our business through internal expansion or strategic acquisitions, as well as continue to return cash to our shareholders.

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

Based on the qualitative assessment conducted in fiscal 2012, performance of the quantitative two-step test was not required for any of the Company’s reporting units, and no goodwill impairment charges were recorded.

The Company did not elect to utilize the qualitative assessment option available for testing its indefinite-lived intangible assets for impairment and therefore, the quantitative testing performed compares the fair value and carrying value of the intangible asset. The fair value of indefinite-lived intangible assets is primarily determined on the basis of estimated discounted value, using the relief from royalty method. The assumptions used in the estimate of fair value, including future sales projections and discount rates, require significant judgment. The Company considers historical performance and various Company and industry factors when determining the assumptions to use in estimating the fair value. If the carrying value exceeds fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded for the difference. No material impairment charges were recorded for indefinite-lived intangible assets for fiscal 2012.

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

Contingent Liabilities: At any time, the Company may be subject to investigations, legal proceedings, or claims related to the on-going operation of its business, including claims both by and against the Company. Such proceedings typically involve claims related to product liability, contract disputes, wage and hour laws, employment practices, or other actions brought by employees, consumers, competitors, or suppliers. The Company routinely assesses the likelihood of any adverse outcomes related to these matters on a case by case basis, as well as the potential ranges of losses and fees. The Company establishes accruals for its potential exposure, as appropriate, for claims against the Company when losses become probable and reasonably estimable. Where the Company is able to reasonably estimate a range of potential losses, the Company records the amount within that range that constitutes the Company’s best estimate. The Company also discloses the nature of and range of loss for claims against the Company when losses are reasonably possible and material. These accruals and disclosures are determined based on the facts and circumstances related to the individual cases and require estimates and judgments regarding the interpretation of facts and laws, as well as the effectiveness of strategies or other factors beyond our control.

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

The Company’s fiscal year consisted of 52 weeks in 2012 and 2011, and 53 weeks in 2010. Certain comparisons provided within this discussion are therefore impacted by the additional week in fiscal 2010.

Additionally, all prior year share and per share figures throughout this discussion have been restated, as appropriate, to reflect the two-for-one split of the Company’s common stock, which was effected February 1, 2011.

FISCAL YEARS 2012 AND 2011:

Consolidated Results

Net Earnings: Net earnings attributable to the Company for the fourth quarter of fiscal 2012 were $132.6 million, an increase of 13.0 percent compared to earnings of $117.3 million for the same quarter last year. Diluted earnings per share were $0.49 compared to $0.43 for the same quarter last year. Net earnings attributable to the Company for fiscal 2012 increased 5.5 percent to $500.1 million, from $474.2 million in fiscal 2011. Diluted earnings per share for fiscal 2012 increased 6.9 percent to $1.86 compared to $1.74 per share last year.

Net Sales: Net sales for the fourth quarter of fiscal 2012 increased to $2.17 billion from $2.10 billion in 2011, an increase of 3.2 percent. Net sales for fiscal 2012 increased 4.3 percent to $8.23 billion compared to $7.90 billion in the prior year. Tonnage for the fourth quarter increased 1.6 percent to 1.26 billion lbs. compared to 1.24 billion lbs. for the same period last year. Tonnage for the fiscal year increased 0.2 percent to 4.83 billion lbs. from 4.82 billion lbs. in the prior year. Four of the Company’s five reporting segments delivered sales growth in the fourth quarter of fiscal 2012, and all five segments improved on a full year basis compared to fiscal 2011. Increased value-added sales across all segments of the Company drove the top-line results for both the fourth quarter and fiscal year. The more modest tonnage increase reflects a decline in commodity meat sales for both the Refrigerated Foods and Jennie-0 Turkey Store segments in fiscal 2012 compared to the prior year.

The record sales results for the year reflect ongoing support of the Company’s key Hormel® and Jennie-0 Turkey Store® brands through effective media campaigns. The Company also benefitted from a new advertising campaign celebrating the 75th anniversary of the iconic SPAM® brand featuring the SirCan-A-LotTM character. Top-line results for Grocery Products were further enhanced by the inclusion of sales of Don Miguel Foods Corp. products (additional product lines within the MegaMex joint venture), as the Company’s retail sales force assumed responsibility for these sales beginning in the third quarter of fiscal 2012. These sales contributed $95.9 million to the top line results for fiscal 2012. In addition, the Company achieved its remarkable goal of generating more than $2 billion in sales from new products that did not exist 12 years ago.

Entering fiscal 2013, the Company continues to enjoy solid top-line momentum in a number of value-added product lines. The SPAM® family of products continues to grow in both the U.S. and abroad. Strong sales for Jennie-0 Turkey Store® fresh tray pack items, turkey burgers, and turkey bacon should also continue, fueled by the “Make the Switch” advertising campaign and the consumer trend toward eating more nutritious products. Robust sales of Hormel® pepperoni and party tray items are also anticipated as snacking occasions continue to be a big part of the consumer eating landscape. The Hormel® Compleats® microwave meal line is also expected to benefit from new products and refreshed advertising. The Company’s Mexican foods portfolio has begun to leverage its scale and full range of product offerings in that fast-growing category, which should provide yet another platform for growth in the upcoming year.

Gross Profit: Gross profit was $351.8 million and $1.33 billion for the 2012 fourth quarter and fiscal year, respectively, compared to $336.0 million and $1.33 billion last year. As a percentage of net sales, gross profit increased to 16.2 percent for the fourth quarter compared to 16.0 percent in fiscal 2011, but decreased to 16.2 percent for the year compared to 16.9 percent in fiscal 2011. Shipping and handling expenses increased compared to fiscal 2011 across all segments of the Company. Additionally, the spread between hog costs and primal values remained well below prior year levels throughout fiscal 2012, resulting in substantial declines in pork operating margins compared to the prior year. Losses in the Company’s live hog operations and the negative impact of grain based procurement contracts also decreased margins for Refrigerated Foods. Although value-added sales growth for that segment was strong for fiscal 2012, it was unable to fully offset the losses in operations. Jennie-0 Turkey Store generated strong margins for the year, as value-added sales growth and ongoing operational efficiencies were able to overcome the impact of significantly higher feed costs. Lower raw material costs and an improved product mix also enhanced margins for the Company’s international business.

Entering fiscal 2013, the Company continues to face headwinds from higher grain costs. Margins for the Jennie-0 Turkey Store segment are likely to be most significantly impacted as year-over-year comparisons will be difficult versus the strong margin results in fiscal 2012. Volatile protein costs and pork processing margins will also remain a concern, but the Company anticipates improvement in pork operating margins compared to fiscal 2012. To mitigate the Company’s exposure to these higher commodity costs, the Company plans on reducing harvest levels in both the Jennie-0 Turkey Store and Refrigerated Foods segments in 2013 by one to two percent. In addition, the Company will consider strategic price increases as necessary on products most significantly impacted by the higher input costs. Overall the Company’s balanced business model is still expected to deliver improved results in the upcoming year, with growth driven by the Refrigerated Foods, Grocery Products, Specialty Foods, and All Other segments.

Selling, General And Administrative: Selling, general and administrative expenses for the fourth quarter and year were $159.7 million and $605.9 million, respectively, compared to $156.7 million and $618.6 million last year. Selling, general and administrative expenses as a percentage of net sales for the fourth quarter remained flat compared to the prior year at 7.4 percent. For the fiscal year, these expenses decreased to 7.4 percent of net sales from 7.8 percent in fiscal 2011.

The lower expense incurred in fiscal 2012 is primarily due to a reduction in advertising in the current year. In fiscal 2011, the Company invested significantly in “Make the Switch” media campaigns for Jennie-0 Turkey Store® products. In fiscal 2012, the Company was able to build upon this successful media campaign by introducing new turkey bacon and breakfast sausage products, but overall spending did not reach prior year levels. Pension and insurance related expenses also decreased during the year, but were partially offset by increases in brokerage and professional service expenses compared to fiscal 2011. As a percentage of net sales, the Company expects selling, general and administrative expenses to be between 7.0 percent and 7.5 percent in fiscal 2013.

Research and development expenses were $8.1 million and $29.8 million for the fiscal 2012 fourth quarter and year, respectively, compared to $8.2 million and $29.4 million in fiscal 2011. Research and development expenses are again expected to increase during fiscal 2013, as product innovation and further expansion of value-added product lines continue to be critical growth platforms for the Company.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $10.1 million and $38.7 million for the fiscal 2012 fourth quarter and year, respectively, compared to $7.6 million and $26.8 million last year. Strong results from the Company’s 50 percent owned MegaMex joint venture were the primary driver of the increase for both the fourth quarter and year compared to fiscal 2011. Results were mixed for the Company’s international joint ventures, resulting in an overall decline for those operations for fiscal 2012 compared to the prior year.

The Company accounts for its majority-owned operations under the consolidation method. Investments in which the Company owns a minority interest, and for which there are no other indicators of control, are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the Consolidated Statement of Financial Position as investments in and receivables from affiliates. The composition of this line item at October 28, 2012, was as follows:

(in thousands) Country	Investments/Receivables
United States	$205,315
Philippines	60,728
Vietnam	11,470
Mexico	5,518
Japan	3,506
Total	$286,537

Income Taxes: The Company’s effective tax rate for the fiscal 2012 fourth quarter and year was 33.1 percent and 33.4 percent, respectively, compared to 34.3 percent and 33.3 percent, respectively, for the quarter and year in fiscal 2011. The Company expects the effective tax rate in fiscal 2013 to be between 33.5 percent and 34.5 percent.

Segment Results

Net sales and operating profits for each of the Company’s reportable segments are set forth below. The Company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, the Company does not represent that these segments, if operated independently, would report the operating profit and other financial information shown below. (Additional segment financial information can be found in Note 0 “Segment Reporting.”)

	Fourth Quarter Ended			Year Ended
	October 28,	October 30,		October 28,	October 30,
(in thousands)	2012	2011	% Change	2012	2011	% Change
Net Sales
Grocery Products	$ 340,222	$ 282,018	20.6	$1,170,871	$1,064,558	10.0
Refrigerated Foods	1,063,941	1,092,024	(2.6)	4,222,752	4,189,224	0.8
Jennie-O Turkey Store	429,199	408,943	5.0	1,549,227	1,467,222	5.6
Specialty Foods	247,429	232,213	6.6	924,472	835,584	10.6
All Other	89,393	88,700	0.8	363,348	338,501	7.3
Total	$2,170,184	$2,103,898	3.2	$8,230,670	$7,895,089	4.3
Segment Operating Profit
Grocery Products	$ 54,248	$ 44,518	21.9	$ 181,251	$ 162,556	11.5
Refrigerated Foods	61,150	69,420	(11.9)	228,665	292,624	(21.9)
Jennie-O Turkey Store	52,232	49,561	5.4	238,298	204,940	16.3
Specialty Foods	24,093	22,322	7.9	83,089	76,905	8.0
All Other	12,126	9,770	24.1	49,889	36,250	37.6
Total segment operating profit	203,849	195,591	4.2	781,192	773,275	1.0
Net interest and investment expense (income)	1,407	6,611	(78.7)	6,339	23,448	(73.0)
General corporate expense	3,389	9,827	(65.5)	21,429	35,992	(40.5)
Noncontrolling interest	1,685	1,186	42.1	4,911	5,001	(1.8)
Earnings before income taxes	$ 200,738	$ 180,339	11.3	$ 758,335	$ 718,836	5.5

Grocery Products: Grocery Products net sales increased 20.6 percent for the fiscal 2012 fourth quarter and 10.0 percent for the year compared to fiscal 2011. Tonnage increased 17.3 percent for the quarter and 5.8 percent for the year compared to prior year results. The comparative results reflect the addition of Don Miguel Foods Corp. sales (additional product lines within the MegaMex joint venture) as the Company’s retail sales force assumed responsibility for these sales beginning in the third quarter of fiscal 2012. These sales contributed an incremental $95.9 million of net sales and 46.0 million lbs. to the top-line results for fiscal 2012.

Following declines in the first half of fiscal 2012, sales and tonnage results for Grocery Products strengthened during the latter half of the year due to increased sales of core product lines. Strong sales of the SPAM® family of products were propelled by an advertising campaign featuring the Sir-Can-A-LotTM character and publicity around the 75th anniversary. Sales of Mexican food products with the Company’s MegaMex joint venture were also robust throughout fiscal 2012. Improved results for other key items in the fourth quarter, including Hormel® bacon toppings and Hormel® chili, offset declines in categories such as Hormel® chunk meats and Dinty Moore® canned products. Sales of the Hormel® Compleats® line of microwave meals were also softer during the fourth quarter due to a shift in promotional timing, but the Company expects momentum for this product line to resume following the roll-out of new products and additional marketing support in fiscal 2013.

Segment profit for Grocery Products increased 21.9 percent for the fourth quarter and 11.5 percent for the year compared to fiscal 2011. Profit results for both the fourth quarter and fiscal year benefitted from the volume increases in core products noted above, such as the SPAM® family of products and Hormel® chili. Lower pork and beef input costs in the latter half of the year also improved profit results for this segment. Increased equity in earnings results from the MegaMex joint venture also contributed to higher profitability throughout fiscal 2012 compared to the prior year.

Looking ahead, the Company expects continued sales growth in fiscal 2013 for Grocery Products. The ongoing introduction of new items, such as black pepper and jalapeno varieties of SPAM,® cheesy pasta Compleats® meals, and other new microwavable items like Hormel® Sandwich Makers® and SPAM® meals, should enhance comparative results entering the new fiscal year. Volatile protein markets remain a concern. This segment will continue to focus on product innovation and support of its key product lines through ongoing advertising campaigns to enhance overall results. Additional pricing actions may be pursued, as necessary, which should also help to sustain margins during fiscal 2013.

Refrigerated Foods: Net sales for the Refrigerated Foods segment decreased 2.6 percent for the fiscal 2012 fourth quarter and increased 0.8 percent for the year compared to fiscal 2011. Tonnage remained flat for the fourth quarter and decreased 0.8 percent for the fiscal year compared to prior year results. The top-line softness reflects reduced sales of commodity fresh pork items resulting from reduced harvest levels and lower commodity markets, primarily in the latter half of the year. However, gains were reported across several key value-added product categories during fiscal 2012, partially offsetting the decline in fresh pork sales.

As noted, value-added product lines within Refrigerated Foods did experience notable growth during fiscal 2012. The Meat Products business unit had a solid performance throughout fiscal 2012 for Hormel® Natural Choice® deli meats, Hormel® party trays, and Hormel® pepperoni. Sales of Hormel® Cure 81® premium hams, Hormel® refrigerated entrees, and convenience bacon were also strong during the fourth quarter. Within the Foodservice business unit, sales gains for fiscal 2012 were reported in several core categories, with particularly strong growth in Hormel® Natural Choice® deli meats and Hormel® premium bacon. Sales of Hormel® Always Tender® prepared pork were also up nicely for the fourth quarter compared to fiscal 2011.

Segment profit for Refrigerated Foods decreased 11.9 percent in the fourth quarter and 21.9 percent for the year, compared to fiscal 2011. Strong results in the segment’s value-added businesses were not able to fully offset significantly lower pork operating margins, as the spread between hog costs and primal values remained below prior year levels for much of fiscal 2012. Losses in the Company’s live hog operations due to elevated grain costs also negatively impacted results.

Entering fiscal 2013, the Company looks for continued strong contributions from its value-added product lines within Refrigerated Foods. Protein costs may be volatile in the upcoming year and the continued impact of high grain costs on the Company’s live production division and grain based procurement contracts may constrict margins. The Company intends to reduce its hog harvest levels by one to two percent to mitigate the impact of the higher anticipated commodity costs, and will also pursue necessary pricing actions to support margins.

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the fiscal 2012 fourth quarter and year increased 5.0 percent and 5.6 percent, respectively, compared to fiscal 2011. Tonnage decreased 1.9 percent for the fourth quarter and 2.2 percent for the year, compared to prior year results. The top-line growth was driven by continued strength in sales of value-added products and an improved product mix. Value-added net sales experienced double-digit growth for both the 2012 fourth quarter and fiscal year, led by sales of Jennie-O Turkey Store® fresh tray pack items and turkey burgers. This growth more than offset lower commodity meat sales resulting from reduced volumes and pricing compared to fiscal 2011. The tonnage decline in the fourth quarter also reflects a shift in the timing of shipments, as a portion of the holiday whole bird sales shipped later in the year and will be reflected in fiscal 2013 results.

This segment continued to benefit from its “Make the Switch” marketing campaign, with new commercials in the fourth quarter focusing on turkey bacon and breakfast sausage products. This campaign positively impacted results during the fourth quarter and should continue to enhance the top-line in upcoming quarters.

Segment profit for JOTS increased 5.4 percent for the fourth quarter and 16.3 percent for the year, compared to fiscal 2011. Increased value-added business, ongoing operational efficiencies, and lower advertising expenses were key drivers of the improved profitability. Whole bird pricing was also much improved compared to the prior year. These factors were able to mitigate the higher, volatile grain markets that were experienced throughout the year, which caused feed costs to be significantly higher than fiscal 2011. Commodity meat pricing also averaged well below prior year levels, which further constricted profit results for this segment in fiscal 2012.

Although segment profit results are expected to decline for JOTS in fiscal 2013, continued top-line growth for value-added product lines is anticipated, resulting from successful ad campaigns and a consumer trend toward eating more nutritious products. Commodity pricing on whole muscle meats showed some improvement late in the year, but breast meat demand has started to seasonally decline. Corn and soymeal input costs also remain a concern as markets continue to be volatile and are predicted to be even higher in 2013. The Company’s hedge positions will temper the increased costs but will not likely be as favorable as in fiscal 2012. JOTS intends to reduce its harvest levels by one to two percent in fiscal 2013 to limit its exposure to the rising commodity costs. Additional pricing actions on value-added items may also be necessary if costs escalate as expected, but the Company will continue to closely monitor the impact of pricing on demand during fiscal 2013.

Specialty Foods: Specialty Foods net sales increased 6.6 percent for the fiscal 2012 fourth quarter and 10.6 percent for the year compared to fiscal 2011. Tonnage decreased 2.3 percent for the quarter and increased 1.1 percent for the year, compared to prior year results. Sales growth at CFI drove the top-line increases for both the quarter and fiscal year, led by strong sales of nutritional products, ready-to-drink items, and store brands. Sales gains for HSP were also noted on private label canned meats and savory items, aided by recent pricing actions. Although DCB continued to report increased sales of blended products, overall declines in sugar substitutes and other core products were experienced throughout fiscal 2012.

Specialty Foods segment profit increased 7.9 percent for the fourth quarter and 8.0 percent for the year compared to fiscal 2011. The results were driven by a strong fourth quarter for HSP, reflecting the benefit of lower raw material costs for hash, luncheon meat, and chili items. Prior pricing actions in response to higher raw material costs for other key product categories also strengthened margins in the back half of the year. Overall improvements in both product mix and the customer base contributed to the profitability for this segment for both the fourth quarter and year compared to fiscal 2011.

Looking forward, improvement is expected in all three operating segments within Specialty Foods in fiscal 2013. Past pricing actions and continued favorable raw materials costs should provide a benefit. Efforts to expand the customer base have also been successful to date and will continue to be pursued. Additional opportunities to leverage operational efficiencies are also being identified across all operating segments, which should positively impact future quarters.

All Other: All Other net sales increased 0.8 percent for the fiscal 2012 fourth quarter and 7.3 percent for the year compared to fiscal 2011. Strong export sales of fresh pork and the SPAM® family of products drove top-line results for the fiscal year, although moderating in the fourth quarter.

All Other segment profit increased 24.1 percent and 37.6 percent for the fiscal 2012 fourth quarter and year, respectively, compared to fiscal 2011. Segment profit was driven by strong export volumes throughout the year, as well as prior pricing actions and the benefit of lower raw material costs. Results for the Company’s China operations also continued to improve throughout the year due to lower raw material costs and an improved product mix, which were able to offset an overall decline for the Company’s international joint venture operations for fiscal 2012.

After achieving a record segment profit year in fiscal 2012, the Company’s international business is entering 2013 with good momentum. Raw material costs continue to be favorable and export demand is expected to remain strong in the near term.

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

Net interest and investment expense (income) for the fourth quarter and fiscal year was a net expense of $1.4 million and $6.3 million, respectively, compared to a net expense of $6.6 million and $23.4 million for the comparable periods of fiscal 2011. Interest expense was $12.9 million for fiscal 2012, decreasing from $22.7 million in fiscal 2011, due to a lower overall long-term debt balance and a lower interest rate for the current year. The only debt balance outstanding at the end of fiscal 2012 relates to the Company’s $250.0 million senior notes which mature in 2021. The Company expects interest expense to be approximately $12.0 to $14.0 million for fiscal 2013.

General corporate expense for the fourth quarter and year was $3.4 million and $21.4 million, respectively, compared to $9.8 million and $36.0 million for the comparable periods of the prior year. The lower expense for both the fourth quarter and fiscal year reflects a decline in pension, insurance, and compensation related expenses compared to the prior year. A reduction in the lower of cost or market inventory reserve also caused a notable expense decrease in the fourth quarter compared to fiscal 2011.

Net earnings attributable to the Company’s noncontrolling interests were $1.7 million and $4.9 million for the 2012 fourth quarter and fiscal year, respectively, compared to $1.2 million and $5.0 million for the comparable periods of fiscal 2011. The Company’s Precept Foods business generated a gain for the fourth quarter, but experienced a modest decline for the full year compared to fiscal 2011. The Company’s China operations also continued to improve, up slightly for both the fourth quarter and fiscal year compared to prior year results.

FISCAL YEARS 2011 AND 2010:

Consolidated Results

Net Earnings: Net earnings attributable to the Company for the fourth quarter of fiscal 2011 were $117.3 million, a decrease of 3.2 percent compared to earnings of $121.1 million for the same quarter in fiscal 2010. Diluted earnings per share were $0.43 compared to $0.45 for the same quarter in fiscal 2010. Net earnings attributable to the Company for fiscal 2011 increased 15.9 percent to $474.2 million, from $409.0 million adjusted(1) net earnings attributable to the Company in fiscal 2010. Diluted earnings per share for fiscal 2011 increased 15.2 percent to $1.74 compared to $1.51 adjusted(1) diluted earnings per share in fiscal 2010 year.

On a U.S. GAAP basis, net earnings attributable to the Company for fiscal 2011 increased 19.9 percent to $474.2 million, from $395.6 million in fiscal 2010. U.S. GAAP diluted earnings per share for fiscal 2011 increased 19.2 percent to $1.74 compared to $1.46 in fiscal 2010.

Net Sales: Net sales for the fourth quarter of fiscal 2011 increased to $2.10 billion from $2.06 billion in fiscal 2010, an increase of 2.0 percent. Net sales for fiscal 2011 increased 9.3 percent to $7.90 billion compared to $7.22 billion in fiscal 2010. Tonnage for the fourth quarter decreased 7.1 percent to 1.24 billion lbs. compared to fiscal 2010 at 1.34 billion lbs. Tonnage for fiscal 2011 increased 0.6 percent to 4.82 billion lbs. from 4.80 billion lbs. in fiscal 2010. Four of the Company’s five reporting segments delivered sales growth in the fourth quarter of fiscal 2011, and all five segments improved on a full year basis compared to fiscal 2010. Ongoing media investments to support the Company’s key brands were successful in strengthening value-added sales during the year, particularly for retail products within the Refrigerated Foods and Jennie-O Turkey Store (JOTS) segments. Favorable volumes and pricing also generated significant increases in commodity meat sales for JOTS over fiscal 2010. Additionally, strong fresh pork export sales were experienced throughout fiscal year 2011 and further enhanced top-line results. Sales comparisons were also impacted by pricing initiatives, which were taken throughout fiscal 2011 in all segments of the Company in response to higher input costs. However, the higher pricing began to impact tonnage results in the latter half of the year.

Gross Profit: Gross profit was $336.0 million and $1.33 billion for the 2011 fourth quarter and fiscal year, respectively, compared to $355.0 million and $1.24 billion in fiscal 2010. As a percentage of net sales, gross profit in fiscal 2011 decreased to 16.0 percent for the fourth quarter compared to 17.2 percent in fiscal 2010, and decreased to 16.9 percent for the year compared to 17.2 percent in fiscal 2010. Gross profit for fiscal 2010 included a charge of $9.7 million incurred during the second quarter related to the closing of the Company’s Valley Fresh plant. Jennie-O Turkey Store had an outstanding year in fiscal 2011 as value-added sales growth, favorable commodity meat margins, and efficiencies achieved throughout its supply chain and operations were able to offset higher feed costs. Margins on fresh pork exports were also strong for the Company’s international business in fiscal 2011. In Refrigerated Foods, favorable spreads between hog costs and primal values generated sizable gains in the first half of fiscal year 2011. However, these margins weakened in the latter half, resulting in lower profits for pork operations in the third and fourth quarters of fiscal 2011. Meanwhile, pork primal costs and other raw materials remained high throughout fiscal 2011 and reduced margins for the Company’s value-added businesses. Shipping and handling expenses also increased compared to fiscal 2010 across all segments of the Company. Pricing initiatives were able to offset a portion of the higher costs during fiscal 2011, but margins began to be negatively impacted in the second half of the year.

Selling, General and Administrative: Selling, general and administrative expenses for the fourth quarter and fiscal year in 2011 were $156.7 million and $618.6 million, respectively, compared to $166.5 million and $605.3 million in fiscal 2010. Due to significant sales growth in fiscal 2011, selling, general and administrative expenses as a percentage of net sales for the fourth quarter decreased to 7.4 percent, compared to 8.1 percent of net sales in fiscal 2010. For fiscal year 2011, these expenses decreased to 7.8 percent from 8.4 percent in fiscal 2010. Higher expense was incurred in fiscal 2011 due to the vesting of options under the Universal Stock Option award granted to all employees in 2007, which occurred during the first quarter. Brokerage, travel, and compensation related expenses also increased for the year compared to fiscal 2010, but were partially offset by reductions in professional service related expenses. The Company also made a larger investment in advertising for its key brands during fiscal 2011. Most notably, Hormel® branded items continued to be supported through the “Life Better Served” campaign throughout the year, and the “Make the Switch” campaign for Jennie-O Turkey Store® turkey burgers was resumed in the summer and fall months.

Research and development expenses were $8.2 million and $29.4 million for the fiscal 2011 fourth quarter and year, respectively, compared to $7.7 million and $27.6 million in 2010.

(1) See discussion regarding 2010 adjusted net earnings on pages 24 and 25.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $7.6 million and $26.8 million for the fiscal 2011 fourth quarter and year, respectively, compared to $4.1 million and $13.1 million in fiscal 2010. Strong results from the Company’s 50 percent owned MegaMex joint venture were the primary driver of the increase for both the fourth quarter and fiscal year, offsetting lower overall results for the Company’s international joint ventures compared to fiscal 2010.

During the fourth quarter of fiscal 2010, MegaMex acquired Don Miguel Foods, a leading provider of branded frozen and fresh authentic Mexican appetizers, snacks, and handheld items. During the fourth quarter of fiscal 2011, MegaMex also completed the acquisition of Fresherized Foods. Fresherized Foods produces Wholly Guacamole® and Wholly Salsa® products.

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

Income Taxes: The Company’s effective tax rate for the fourth quarter and year was 34.3 percent and 33.3 percent, respectively, in fiscal 2011 compared to 34.8 percent and 36.0 percent, respectively, for the quarter and year in fiscal 2010. The lower fiscal 2011 rate compared to the prior year primarily reflected favorable discrete items resulting from prior year tax adjustments and settlements with federal and various state tax jurisdictions. Additionally, the higher rate in 2010 reflected a change in the tax treatment of Medicare Part D subsidies, resulting from new health care laws enacted in 2010.

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

	Fourth Quarter Ended			Year Ended
(in thousands)	October 30, 2011	October 31, 2010	% Change	October 30, 2011	October 31, 2010	% Change
Net Sales
Grocery Products	$ 282,018	$ 287,112	(1.8)	$ 1,064,558	$ 1,040,455	2.3
Refrigerated Foods	1,092,024	1,082,941	0.8	4,189,224	3,818,788	9.7
Jennie-0 Turkey Store	408,943	402,048	1.7	1,467,222	1,310,412	12.0
Specialty Foods	232,213	212,017	9.5	835,584	782,958	6.7
All Other	88,700	78,921	12.4	338,501	268,106	26.3
Total	$2,103,898	$2,063,039	2.0	$7,895,089	$7,220,719	9.3
Segment Operating Profit
Grocery Products	$ 44,518	$ 43,134	3.2	$ 162,556	$ 155,922	4.3
Refrigerated Foods	69,420	86,065	(19.3)	292,624	276,315	5.9
Jennie-0 Turkey Store	49,561	47,544	4.2	204,940	143,644	42.7
Specialty Foods	22,322	19,886	12.2	76,905	80,727	(4.7)
All Other	9,770	9,448	3.4	36,250	26,126	38.8
Total segment operating profit	195,591	206,077	(5.1)	773,275	682,734	13.3
Net interest and investment expense (income)	6,611	4,572	44.6	23,448	22,024	6.5
General corporate expense	9,827	14,889	(34.0)	35,992	40,348	(10.8)
Noncontrolling interest	1,186	1,460	(18.8)	5,001	4,189	19.4
Earnings before income taxes	$ 180,339	$ 188,076	(4.1)	$ 718,836	$ 624,551	15.1

Grocery Products: Grocery Products net sales decreased 1.8 percent for the fiscal 2011 fourth quarter and increased 2.3 percent for the year compared to fiscal 2010. Tonnage decreased 6.0 percent for the quarter and increased 0.3 percent for fiscal year 2011 compared to fiscal 2010 results. Following gains earlier in the year, sales and tonnage results for Grocery Products were mixed in the fourth quarter, reflecting the impact of pricing initiatives taken throughout fiscal 2011. For fiscal year 2011, increased sales of core product lines, including the SPAM® family of products, Hormel® bacon toppings, Hormel® Mary Kitchen® hash, and Dinty Moore® stew, offset declines in other categories such as Hormel® chili and imported canned meats. Although down for the fourth quarter, sales of Mexican food products with the Company’s MegaMex joint venture also benefitted top-line results for fiscal 2011 compared to fiscal 2010.

The introduction of new items and packaging for the Hormel® Compleats® line of microwave meals also began during the fourth quarter of fiscal 2011, but sales declined in the fourth quarter due to stronger promotional efforts associated with the roll-out. Introduction of the Compleats® Kids line of microwave meals also took place in the second quarter of fiscal 2011, providing incremental sales and volume for the year.

Segment profit for Grocery Products increased 3.2 percent for the fiscal 2011 fourth quarter and 4.3 percent for the year compared to fiscal 2010. Segment profit for Grocery Products for fiscal 2011 decreased 1.9 percent compared to adjusted segment profit in fiscal 2010, which excluded a non-recurring charge of $9.7 million related to the closing of the Company’s Valley Fresh plant incurred during the second quarter (see table below). Higher pork and beef raw material costs negatively impacted margins across the Grocery Products product portfolio throughout fiscal 2011. Declines were most notable in the first half of the year as pricing initiatives lagged cost increases, but profitability improved in the latter half once those initiatives were fully in effect. Favorable equity in earnings results from the MegaMex joint venture also provided year-over-year growth and offset a portion of the higher input costs incurred. During the fourth quarter of fiscal 2011, MegaMex also completed the acquisition of Fresherized Foods, which produces Wholly Guacamole® and Wholly Salsa® products.

The following table shows the calculation to reconcile from adjusted segment profit to U.S. GAAP segment profit for Grocery Products for fiscal year 2010.

	2010	Valley	2010 U.S.
	Adjusted	Fresh	GAAP
	Segment	Plant	Segment
(in thousands)	Profit	Closure	Profit
Grocery Products Segment Profit
Year ended
October 31, 2010	$165,655	$(9,733)	$155,922

Refrigerated Foods: Net sales for the Refrigerated Foods segment were up 0.8 percent for the fiscal 2011 fourth quarter and 9.7 percent for the year compared to fiscal 2010.

Tonnage decreased 8.1 percent for the fourth quarter and 0.9 percent for fiscal year 2011 as compared to fiscal 2010. Following three strong quarters, this segment began to experience some top-line softness in the fourth quarter, partially reflecting the impact of fiscal 2011 pricing advances. Gains in the retail business were offset by declines in both foodservice and the Affiliated Business Units. On a full year basis, however, sales gains were reported across all business units within Refrigerated Foods.

Despite a relatively flat fourth quarter overall, the Company was successful in expanding key value-added product lines within this segment during fiscal 2011. The Meat Products business unit had solid performance in the fourth quarter of fiscal 2011 on Hormel® convenience bacon, Hormel® Cure 81® premium hams, and Hormel® Natural Choice® deli meats. For fiscal year 2011, sales of Hormel® party trays and Hormel® retail pepperoni were also strong and the Company continues to see growth from the Hormel® Country Crock® refrigerated side dish business. Although the foodservice trade experienced a challenging fiscal 2011, the Company was also able to maintain sales growth for several of its core foodservice product lines, including Hormel® Natural Choice® deli meats, Cafe H® ethnic meats, and pizza toppings.

Segment profit for Refrigerated Foods decreased 19.3 percent in the fiscal 2011 fourth quarter and increased 5.9 percent for the year, compared to fiscal 2010. Unusually favorable spreads between hog costs and primal values in the first half of fiscal 2011 generated gains for the Company’s pork operations. However, pork operating margins became significantly weaker in the latter half of the year, particularly in comparison to the historically high margins experienced in the latter half of fiscal 2010, resulting in year-over-year losses in the third and fourth quarters. Additionally, pork primal values remained at an elevated level compared to 2010, which pressured margins for this segment’s value-added businesses throughout fiscal 2011. Pricing advances were taken throughout fiscal year 2011 to help mitigate the higher input costs.

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the fiscal 2011 fourth quarter and fiscal year increased 1.7 percent and 12.0 percent, respectively, compared to fiscal 2010. Tonnage decreased 10.9 percent for the fourth quarter and increased 0.9 percent for the twelve months, compared to fiscal year 2010 results. This segment continued to grow its value-added sales during fiscal 2011, with net sales increasing 3.1 percent and 8.8 percent for the fourth quarter and year, respectively. Commodity pricing was also favorable throughout fiscal 2011, which resulted in a significant increase in commodity meat sales for both the fourth quarter and fiscal year. Sales of whole birds declined significantly in the fourth quarter compared to fiscal 2010, reflecting successful efforts to sell the product earlier in the year.

JOTS completed a very strong year in fiscal 2011, with segment profit increasing 4.2 percent for the fourth quarter and 42.7 percent for the year, compared to fiscal 2010. Improved value-added business results and ongoing operational and efficiency gains generated notable profit increases compared to fiscal 2010. Favorable commodity meat margins were also a key driver of the profitability gains throughout fiscal 2011, but year-over-year comparisons in the fourth quarter were not as favorable as earlier in the year. Grain markets remained high and volatile toward the end of the fiscal year, resulting in feed costs for the quarter that were significantly higher than fiscal 2010. Pricing initiatives taken throughout fiscal 2011 and the Company’s hedging programs were able to mitigate a portion of these increased costs.

The Company resumed its “Make the Switch” marketing campaign for JOTS during the latter half of fiscal 2011. This campaign enhanced results during the fourth quarter, with all three of the retail, deli, and foodservice business units reporting growth. Sales of Jennie-O Turkey Store® fresh tray pack items and turkey burgers were particularly strong.

Specialty Foods: Specialty Foods net sales increased 9.5 percent for the fiscal 2011 fourth quarter and 6.7 percent for the year compared to fiscal 2010. Tonnage decreased 0.6 percent for the quarter and increased 2.9 percent for the twelve months compared to the fiscal 2010. All three operating segments within Specialty Foods generated top-line gains for both the 2011 fourth quarter and fiscal year, as the impact of pricing initiatives benefitted sales results for this segment. Items showing the most notable growth included private label canned meats, sugar, blended products, nutritional products, and liquid portion products. Improved sales of these items were able to offset declines in contract packaging and dysphagia and malnutrition products.

Specialty Foods segment profit increased 12.2 percent for the fiscal 2011 fourth quarter and decreased 4.7 percent for the year compared to fiscal 2010. High raw materials costs were a challenge for Specialty Foods throughout fiscal 2011 across all operating segments. Additional pricing advances taken in the third quarter were able to offset these costs and improve margin results during the fourth quarter. Product mix improvements at CFI also provided a significant improvement in profitability late in fiscal year 2011, with increased volumes of nutritional and bulk blended products replacing less profitable toll-based contract manufacturing business.

All Other: All Other net sales increased 12.4 percent for the fiscal 2011 fourth quarter and 26.3 percent for the year compared to fiscal 2010. Strong fresh pork export sales drove the top-line results for both the fourth quarter and fiscal year for this segment. Sales of the SPAM® family of products declined for the fourth quarter, but provided a significant sales increase on a full year basis compared to fiscal 2010.

All Other segment profit increased 3.4 percent and 38.8 percent for the fiscal 2011 fourth quarter and fiscal year, respectively, compared to fiscal 2010. The increased export volumes noted above were able to offset lower product margins due to the ongoing high raw material costs experienced during fiscal 2011. Although equity in earnings results for our international joint venture operations declined for both the 2011 fourth quarter and fiscal year, favorable currency rates and profit improvements from the Company’s China operations were able to cover these declines and contributed to improved overall profitability for the segment.

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

Net interest and investment expense (income) for the fiscal 2011 fourth quarter and year was a net expense of $6.6 million and $23.4 million, respectively, compared to a net expense of $4.6 million and $22.0 million for the comparable periods of fiscal 2010. The increased expense primarily reflected lower investment returns on the Company’s rabbi trust for supplemental executive retirement plans and deferred income plans, as well as additional amortization related to the Company’s affordable housing investments during fiscal 2011. Interest expense was $22.7 million for fiscal 2011, decreasing from $26.6 million in fiscal 2010, due to a lower overall long-term debt balance and a lower interest rate for 2011. The only debt balance outstanding at the end of fiscal 2011 related to the Company’s $250.0 million senior notes which mature in 2021.

General corporate expense for the fiscal 2011 fourth quarter and year was $9.8 million and $36.0 million, respectively, compared to $14.9 million and $40.3 million for the comparable periods of fiscal 2010. The lower expense for both the fourth quarter and year reflected a decrease in the lower of cost or market inventory reserve, which was partially offset by higher pension, insurance, and other compensation related expenses compared to 2010.

Net earnings attributable to the Company’s noncontrolling interests were $1.2 million and $5.0 million for the fiscal 2011 fourth quarter and year, respectively, compared to $1.5 million and $4.2 million for the comparable periods of fiscal 2010. Despite a decline in the fourth quarter, results for the Company’s Precept Foods business increased for fiscal 2011 compared to fiscal 2010. Improved results for the Company’s China operations also contributed to the increase versus fiscal 2010.

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

Year Ended October 31, 2010
Tax Items
Primarily
			Related to	2010 U.S.
	2010 Adjusted	Valley Fresh	Health	GAAP
(in thousands, except per share amounts)	Earnings	Plant Closure	Care Laws	Earnings
Earnings before income taxes	$ 634,284	$ (9,733)	$ –	$ 624,551
Income taxes	(221,110)	3,455	(7,120)	(224,775)
Net earnings	$ 413,174	$ (6,278)	$ (7,120)	$ 399,776
Net earnings attributable to
Hormel Foods Corporation	$ 408,985	$ (6,278)	$ (7,120)	$ 395,587
Diluted net earnings per share	$ 1.51	$ (0.02)	$ (0.03)	$ 1.46

RELATED PARTY TRANSACTIONS

The Company was not party to any material related party transactions during fiscal years 2012 and 2011. Through December 2010, certain employees of the Company provided administrative services to The Hormel Foundation, which beneficially owns more than five percent of the Company’s common stock. The Hormel Foundation reimbursed the Company for its fully allocated cost for the employees’ time and expenses.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $682.4 million at the end of fiscal year 2012 compared to $463.1 million at the end of fiscal year 2011.

During fiscal 2012, cash provided by operating activities was $517.8 million compared to $490.5 million in 2011. Increased earnings and an incremental $33.1 million of dividends received from the Company’s joint venture operations in fiscal 2012 were the primary drivers of the improved cash flows versus 2011, more than offsetting unfavorable overall changes in working capital balances. The Company made a discretionary contribution of $27.3 million in the third quarter of fiscal 2012 to fund its pension plans, compared to a contribution of $23.6 million in the third quarter of fiscal 2011.

Cash used in investing activities decreased to $106.8 million in fiscal year 2012 from $171.0 million in fiscal year 2011. The Company had invested an additional $61.0 million into MegaMex in fiscal 2011 to facilitate the joint venture’s acquisition of Fresherized Foods, and also made a net investment of $20.0 million in marketable securities that did not reoccur in fiscal 2012. These items were offset by higher expenditures on fixed assets in fiscal 2012 of $132.3 million, increasing from $96.9 million in the prior year. Significant projects during fiscal 2012 included an addition to the Company’s Fremont, Nebraska plant and improvements at other various plant locations to expand capacity and implement new processing technology. Capital expenditures for fiscal 2013 are estimated to be between $130.0 and $140.0 million, which exceeds estimated depreciation expense.

Cash used in financing activities was $192.7 million in fiscal 2012 compared to $325.5 million in fiscal 2011. In 2011, the Company repaid $350.0 million of its 6.625% senior unsecured notes that matured in the third quarter and issued $250.0 million of new 4.125% notes due in 2021, resulting in a net outflow that did not reoccur in fiscal 2012. Partially offsetting this item was a reduction in proceeds generated from the Company’s stock option plan exercises, which decreased $39.1 million in fiscal 2012, primarily due to the prior year vesting of options under the Universal Stock Option award granted to all employees in 2007. A $3.5 million proportional distribution was also made to the Company’s noncontrolling interest during fiscal 2012, compared to $8.0 million of distributions in fiscal 2011.

The Company used $61.4 million for common stock repurchases during fiscal 2012, compared to $152.9 million in fiscal 2011. During the year, the Company repurchased 2.1 million shares of its common stock at an average price per share of $28.65. On May 26, 2010, the Company announced that its Board of Directors had authorized the Company to repurchase 5.0 million shares of common stock with no expiration date. On November 22, 2010, the Board of Directors also authorized a two-for-one stock split of the Company’s common stock. As part of the Board’s approval of that stock split, the number of shares remaining to be repurchased was adjusted proportionately. There are 1.2 million shares remaining for repurchase under the current authorization in place.

Cash dividends paid to the Company’s shareholders also continue to be an ongoing financing activity for the Company, with $152.2 million in dividends paid in fiscal 2012, compared to $130.0 million in the prior year. The dividend rate was $0.60 per share in 2012, which reflected a 17.6 percent increase over the fiscal 2011 rate. The Company has paid dividends for 337 consecutive quarters and expects to continue doing so in the future. The annual dividend rate for fiscal 2013 has been increased 13.3 percent to $0.68 per share, representing the 47th consecutive annual dividend increase.

Cash flows from operating activities continue to provide the Company with its principal source of liquidity. The Company does not anticipate a significant risk to cash flows from this source in the foreseeable future because the Company operates in a relatively stable industry and has strong brands across many product lines.

The Company has consistently maintained a very strong cash position. Maximizing the value returned to shareholders through dividend payments remains a priority for use of that cash going forward, as evidenced by a lengthy history of dividend increases. Share repurchase and capital spending to enhance and expand current operations are also ongoing activities that are expected to continue. Entering the new fiscal year, the Company is well positioned to take advantage of strategic acquisition opportunities and will continue to evaluate options in that area during fiscal 2013.

Contractual Obligations and Commercial Commitments

The following table outlines the Company’s future contractual financial obligations as of October 28, 2012 (for additional information regarding these obligations, see Note H “Long-term Debt and Other Borrowing Arrangements” and Note K “Commitments and Contingencies”):

	Payments Due by Periods
Contractual Obligations (in thousands)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Purchase obligations:
Hog and turkey commitments(1)	$6,139,041	$1,396,667	$1,756,956	$1,265,832	$1,719,586
Grain commitments(1)	113,316	111,781	1,535	–	–
Turkey grow-out contracts(2)	66,699	8,339	12,348	10,167	35,845
Other(3)	207,166	146,103	53,066	2,890	5,107
Long-term debt	250,000	–	–	–	250,000
Interest payments on long-term debt	87,657	10,313	20,625	20,625	36,094
Capital expenditures(4)	92,434	92,434	–	–	–
Leases	13,977	6,253	3,901	1,750	2,073
Other long-term liabilities(5) (6)	56,774	3,416	6,883	7,227	39,248
Total Contractual Cash Obligations	$7,027,064	$1,775,306	$1,855,314	$1,308,491	$2,087,953

(1)  In the normal course of business, the Company commits to purchase fixed quantities of livestock and grain from producers to ensure a steady supply of production inputs. Certain of these contracts are based on market prices at the time of delivery, for which the Company has estimated the purchase commitment using current market prices as of October 28, 2012. The Company also utilizes various hedging programs to manage the price risk associated with these commitments. As of October 28, 2012, these hedging programs result in a net increase of $0.9 million in future cash payments associated with the purchase commitments, which is not reflected in the table above.

(2)  The Company also utilizes grow-out contracts with independent farmers to raise turkeys for the Company. Under these contracts, the turkeys, feed, and other supplies are owned by the Company. The farmers provide the required labor and facilities, and receive a fee per pound when the turkeys are delivered. Some of the facilities are sub-leased by the Company to the independent farmers. As of October 28, 2012, the Company had approximately 110 active contracts ranging from two to twenty-five years in duration. The grow-out activity is assumed to continue through the term of these active contracts, and amounts in the table represent the Company’s obligation based on turkeys expected to be delivered from these farmers.

(3)  Amounts presented for other purchase obligations represent all known open purchase orders and all known contracts exceeding $1.0 million, related to the procurement of materials, supplies, and various services. The Company primarily purchases goods and services on an as-needed basis. Therefore, the amounts in the table represent only a portion of expected future cash expenditures.

(4)  Amounts presented for capital expenditures represent only the Company’s current commitments to complete construction in progress at various locations. The Company estimates total capital expenditures for fiscal year 2013 to approximate $130.0 to $140.0 million.

(5)  Other long-term liabilities represent payments under the Company’s deferred compensation plans. Excluded from the table above are payments under the Company’s defined benefit pension and other post-retirement benefit plans. (See estimated benefit payments for the next ten fiscal years in Note I “Pension and Other Post-retirement Benefits.”)

(6)  As discussed in Note J “Income Taxes,” the total liability for unrecognized tax benefits, including interest and penalties, at October 28, 2012, was $30.4 million, which is not included in the table above as the ultimate amount or timing of settlement of the Company’s reserves for income taxes cannot be reasonably estimated.

In addition to the commitments set forth in the above table, at October 28, 2012, the Company had $43.9 million in standby letters of credit issued on behalf of the Company. The standby letters of credit are primarily related to the Company’s self-insured workers’ compensation programs.

The Company believes its financial resources, including a revolving credit facility for $300.0 million and anticipated funds from operations, will be adequate to meet all current commitments.

Off-Balance Sheet Arrangements

As of October 28, 2012, the Company had $43.9 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the Company’s self-insured workers’ compensation programs. However, that amount also includes a revocable $5.6 million standby letter of credit for obligations of an affiliated party that may arise under workers’ compensation claims. Letters of credit are not reflected in the Company’s Consolidated Statements of Financial Position.

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

The live hog industry has evolved to very large, vertically integrated, year-round operations operating under long-term supply agreements. This has resulted in fewer hogs being available on the cash spot market. Additionally, overall hog production in the U.S. has declined. The decrease in the supply of hogs could diminish the utilization of harvest and production facilities and increase the cost of the raw materials they produce. Consequently, the Company uses long-term supply contracts based on market-based formulas or the cost of production to ensure a stable supply of raw materials while minimizing extreme fluctuations in costs over the long term. This may result, in the short term, in costs for live hogs that are higher than the cash spot market depending on the relationship of the cash spot market to contract prices. Market-based pricing on certain product lines, and lead time required to implement pricing adjustments, may prevent all or part of these cost increases from being recovered, and these higher costs could adversely affect our short-term financial results.

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

Market demand for the Company’s products may fluctuate. The Company faces competition from producers of alternative meats and protein sources, including pork, beef, turkey, chicken, and fish. The bases on which the Company competes include:

•    price;

•    product quality;

•    brand identification;

•    breadth of product line; and

•    customer service.

Demand for the Company’s products is also affected by competitors’ promotional spending, the effectiveness of the Company’s advertising and marketing programs, and consumer perceptions. The Company may be unable to compete successfully on any or all of these bases in the future.

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

The Company’s operations are subject to the general risks of litigation. The Company is involved on an ongoing basis in litigation arising in the ordinary course of business. Trends in litigation may include class actions involving employees, consumers, competitors, suppliers, shareholders, or injured persons, and claims relating to product liability, contract disputes, intellectual property, advertising, and labeling, wage and hour laws, employment practices, or environmental matters. Litigation trends and the outcome of litigation cannot be predicted with certainty and adverse litigation trends and outcomes could adversely affect the Company’s financial results.

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

The Company’s foreign operations pose additional risks to the Company’s business. The Company operates its business and markets its products internationally. The Company’s foreign operations are subject to the risks described above, as well as risks related to fluctuations in currency values, foreign currency exchange controls, compliance with foreign laws, compliance with applicable U.S. laws, including the Foreign Corrupt Practices Act, and other economic or political uncertainties. International sales are subject to risks related to general economic conditions, imposition of tariffs, quotas, trade barriers and other restrictions, enforcement of remedies in foreign jurisdictions and compliance with applicable foreign laws, and other economic and political uncertainties. All of these risks could result in increased costs or decreased revenues, which could adversely affect the Company’s financial results.

Deterioration of labor relations or increases in labor costs could harm the Company’s business. The Company has approximately 19,700 domestic and foreign employees, of which approximately 5,700 are represented by labor unions, principally the United Food and Commercial Workers’ Union. A significant increase in labor costs or a deterioration of labor relations at any of the Company’s facilities that results in work slowdowns or stoppages could harm the Company’s financial results. Union contracts at the Company’s facilities in Eldridge, Iowa and Lathrop, California will expire during fiscal 2013, covering a combined total of approximately 150 employees. Negotiations at these two facilities have not yet been initiated.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Hog Markets: The Company’s earnings are affected by fluctuations in the live hog market. To minimize the impact on earnings, and to ensure a steady supply of quality hogs, the Company has entered into contracts with producers for the purchase of hogs at formula-based prices over periods of up to 10 years. Purchased hogs under contract accounted for 97 percent and 95 percent of the total hogs purchased by the Company in fiscal years 2012 and 2011, respectively. The majority of these contracts use market-based formulas based on hog futures, hog primal values, or industry reported hog markets. Other contracts use a formula based on the cost of production, which can fluctuate independently from hog markets. Under normal, long-term market conditions, changes in the cash hog market are offset by proportional changes in primal values. Therefore, a hypothetical 10 percent change in the cash hog market would have had an immaterial effect on the Company’s results of operations.

Certain procurement contracts allow for future hog deliveries (firm commitments) to be forward priced. The Company generally hedges these firm commitments by using hog futures contracts. These futures contracts are designated and accounted for as fair value hedges. The change in the market value of such futures contracts is highly effective at offsetting changes in price movements of the hedged item, and the Company evaluates the effectiveness of the contracts on a regular basis. Changes in the fair value of the futures contracts, along with the gain or loss on the firm commitment, are marked-to-market through earnings and are recorded on the Consolidated Statements of Financial Position as a current asset and liability, respectively. The fair value of the Company’s open futures contracts as of October 28, 2012, was $(2.3) million compared to $(3.1) million as of October 30, 2011.

The Company measures its market risk exposure on its hog futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in market prices. A 10 percent increase in market prices would have negatively impacted the fair value of the Company’s October 28, 2012, open contracts by $8.2 million, which in turn would lower the Company’s future cost of purchased hogs by a similar amount.

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

To reduce the Company’s exposure to changes in grain prices, the Company utilizes a hedge program to offset the fluctuation in the Company’s future direct grain purchases. This program currently utilizes corn futures, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value with an unrealized gain of $9.5 million, before tax, on the Consolidated Statement of Financial Position as of October 28, 2012, compared to an unrealized gain of $13.7 million, before tax, as of October 30, 2011.

The Company measures its market risk exposure on its grain futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for grain. A 10 percent decrease in the market price for grain would have negatively impacted the fair value of the Company’s October 28, 2012, open grain contracts by $8.6 million, which in turn would lower the Company’s future cost on purchased grain by a similar amount.

Natural Gas: Production costs at the Company’s plants and feed mills are also subject to fluctuations in fuel costs. To reduce the Company’s exposure to changes in natural gas prices, the Company utilizes a hedge program to offset the fluctuation in the Company’s future natural gas purchases.

This program utilizes natural gas swaps, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value on the Consolidated Statements of Financial Position. There were no open contracts as of October 28, 2012, compared to an unrealized loss of $0.4 million, before tax, as of October 30, 2011.

The Company measures its market risk exposure on its natural gas contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for natural gas. However, the Company currently has no market risk exposure as there were no open contracts on the Consolidated Statement of Financial Position as of October 28, 2012.

Long-Term Debt: A principal market risk affecting the Company is the exposure to changes in interest rates on the Company’s fixed-rate, long-term debt. Market risk for fixed-rate, long-term debt is estimated as the potential increase in fair value, resulting from a hypothetical 10 percent decrease in interest rates, and amounts to approximately $4.9 million. The fair value of the Company’s long-term debt was estimated using discounted future cash flows based on the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Investments: The Company holds trading securities as part of a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans, and as part of an investment portfolio. As of October 28, 2012, the balance of these securities totaled $187.1 million. A portion of these securities represent fixed income funds. The Company is subject to market risk due to fluctuations in the value of the remaining investments, as unrealized gains and losses associated with these securities are included in the Company’s net earnings on a mark-to-market basis. A 10 percent decline in the value of the investments not held in fixed income funds would have a direct negative impact to the Company’s pretax earnings of approximately $11.4 million, while a 10 percent increase in value would have a positive impact of the same amount.

International: The fair values of certain Company assets are subject to fluctuations in foreign currencies. The Company’s net asset position in foreign currencies as of October 28, 2012, was $146.4 million, compared to $141.6 million as of October 30, 2011, with most of the exposure existing in Philippine pesos and Chinese yuan. Changes in currency exchange rates impact the fair values of Company assets either currently through the Consolidated Statement of Operations as currency gains/losses, or by affecting other comprehensive loss.

The Company measures its foreign currency exchange risk by using a 10 percent sensitivity analysis on the Company’s primary foreign net asset position, the Philippine peso, as of October 28, 2012. A 10 percent strengthening in the value of the peso relative to the U.S. dollar would result in other comprehensive income of $6.1 million pretax. A 10 percent weakening in the value of the peso relative to the U.S. dollar would result in other comprehensive loss of the same amount.

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

Management’s Report on Internal Control

Over Financial Reporting

Management of Hormel Foods Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Exchange Act Rule 13a–15(f). The Company’s internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards. Under the supervision, and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in Internal Control — Integrated Framework, we concluded that our internal control over financial reporting was effective as of October 28, 2012. Our internal control over financial reporting as of October 28, 2012, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Jeffrey M. Ettinger	Jody H. Feragen
Chairman of the Board,	Executive Vice President,
President, Chief Executive	Chief Financial Officer
Officer and Director	and Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Hormel Foods Corporation

We have audited Hormel Foods Corporation’s internal control over financial reporting as of October 28, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hormel Foods Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management entitled Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Hormel Foods Corporation maintained, in all material respects, effective internal control over financial reporting as of October 28, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Hormel Foods Corporation as of October 28, 2012 and October 30, 2011, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ investment, and cash flows for each of the three years in the period ended October 28, 2012, and our report dated December 19, 2012, expressed an unqualified opinion thereon.

Minneapolis, MN

December 19, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Hormel Foods Corporation

We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 28, 2012 and October 30, 2011, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ investment, and cash flows for each of the three years in the period ended October 28, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 28, 2012 and October 30, 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 28, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hormel Foods Corporation’s internal control over financial reporting as of October 28, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 19, 2012 expressed an unqualified opinion thereon.

Minneapolis, MN

December 19, 2012

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands, except share and per share amounts)	October 28, 2012	October 30, 2011
Assets
Current Assets
Cash and cash equivalents	$682,388	$463,130
Short-term marketable securities	77,387	76,077
Accounts receivable (net of allowance for doubtful accounts of $4,000 at October 28, 2012 and $4,000 at October 30, 2011)	507,041	461,110
Inventories	950,521	885,823
Income taxes receivable	16,460	24,423
Deferred income taxes	68,560	69,203
Prepaid expenses	12,772	10,048
Other current assets	5,555	8,417
Total Current Assets	2,320,684	1,998,231

Deferred Income Taxes	144,245	59,814
Goodwill	630,875	630,884
Other Intangibles	123,072	132,046
Pension Assets	49	80,208
Investments in and Receivables from Affiliates	286,537	295,698
Other Assets	134,024	140,420
Property, Plant and Equipment
Land	56,258	56,273
Buildings	767,876	749,143
Equipment	1,435,630	1,393,128
Construction in progress	82,254	50,286
	2,342,018	2,248,830
Less allowance for depreciation	(1,417,538)	(1,341,740)
	924,480	907,090
Total Assets	$4,563,966	$4,244,391
Liabilities and Shareholders’ Investment
Current Liabilities
Accounts payable	$385,877	$390,171
Accrued expenses	49,792	40,539
Accrued workers compensation	33,543	32,218
Accrued marketing expenses	78,712	77,363
Employee related expenses	193,463	195,258
Taxes payable	4,864	8,137
Interest and dividends payable	40,049	34,500
Total Current Liabilities	786,300	778,186

Long-Term Debt — less current maturities	250,000	250,000
Pension and Post-Retirement Benefits	615,428	473,688
Other Long-Term Liabilities	87,313	82,701

Shareholders’ Investment
Preferred stock, par value $.01 a share — authorized 160,000,000 shares; issued — none
Common stock, nonvoting, par value $.01 a share — authorized 400,000,000 shares; issued — none
Common stock, par value $.0293 a share — authorized 800,000,000 shares; issued 263,044,280 shares October 28, 2012 issued 263,963,251 shares October 30, 2011	7,707	7,734
Accumulated other comprehensive Loss	(323,569)	(175,483)
Retained earnings	3,135,317	2,824,331
Hormel Foods Corporation Shareholders’ Investment	2,819,455	2,656,582
Noncontrolling interest	5,470	3,234
Total Shareholders’ Investment	2,824,925	2,659,816
Total Liabilities and Shareholders’ Investment	$4,563,966	$4,244,391

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended
(in thousands, except per share amounts)	October 28, 2012	October 30, 2011	October 31, 2010
Net sales	$8,230,670	$7,895,089	$7,220,719
Cost of products sold	6,898,819	6,560,976	5,981,977
Gross Profit	1,331,851	1,334,113	1,238,742
Selling, general and administrative	605,868	618,586	605,293
Equity in earnings of affiliates	38,691	26,757	13,126
Operating Income	764,674	742,284	646,575
Other income and expense:
Interest and investment income (loss)	6,520	(786)	4,565
Interest expense	(12,859)	(22,662)	(26,589)
Earnings Before Income Taxes	758,335	718,836	624,551
Provision for income taxes	253,374	239,640	224,775
Net Earnings	504,961	479,196	399,776
Less: Net earnings attributable to noncontrolling interest	4,911	5,001	4,189
Net Earnings Attributable to Hormel Foods Corporation	$500,050	$474,195	$395,587
Net Earnings Per Share:
Basic	$1.90	$1.78	$1.48
Diluted	$1.86	$1.74	$1.46
Weighted-Average Shares Outstanding:
Basic	263,466	266,394	266,732
Diluted	268,891	271,915	270,698

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal Year Ended
(in thousands)	October 28, 2012	October 30, 2011	October 31, 2010
Net earnings	$504,961	$479,196	$399,776
Other comprehensive (loss) income, net of tax:
Foreign currency translation	2,774	1,094	5,548
Pension and other benefits	(143,282)	3,060	(11,140)
Deferred hedging	(7,527)	(3,476)	33,372
Total Other Comprehensive (Loss) Income	(148,035)	678	27,780
Comprehensive Income	356,926	479,874	427,556
Less: Comprehensive income attributable to noncontrolling interest	4,962	5,252	4,269
Comprehensive Income Attributable to Hormel Foods Corporation	$351,964	$474,622	$423,287

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ INVESTMENT

	Hormel Foods Corporation Shareholders
(in thousands,	Common Stock		Treasury Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	Non- controlling	Total Shareholders’
except per share amounts)	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Interest	Investment
Balance at October 25, 2009	267,187	$7,828	–	$–	$–	$ 2,318,390	$(203,610)	$ 1,713	$2,124,321
Net earnings						395,587		4,189	399,776
Other comprehensive income							27,700	80	27,780
Purchases of common stock			(3,407)	(69,574)					(69,574)
Stock-based compensation expense					14,402				14,402
Exercise of stock options/ nonvested shares	2,198	65	(15)	(308)	22,007				21,764
Shares retired	(3,422)	(100)	3,422	69,882	(36,409)	(33,373)			–
Declared cash dividends — $.42 per share						(111,830)			(111,830)
Balance at October 31, 2010	265,963	$7,793	–	$–	$–	$ 2,568,774	$(175,910)	$ 5,982	$2,406,639
Net earnings						474,195		5,001	479,196
Other comprehensive income							427	251	678
Purchases of common stock			(5,497)	(152,930)					(152,930)
Stock-based compensation expense					17,229				17,229
Exercise of stock options/ nonvested shares	3,503	102	(6)	(163)	53,100				53,039
Shares retired	(5,503)	(161)	5,503	153,093	(70,329)	(82,603)			–
Distribution to noncontrolling interest								(8,000)	(8,000)
Declared cash dividends — $.51 per share						(136,035)			(136,035)
Balance at October 30, 2011	263,963	$7,734	–	$–	$–	$ 2,824,331	$(175,483)	$ 3,234	$2,659,816
Net earnings						500,050		4,911	504,961
Other comprehensive (loss) income							(148,086)	51	(148,035)
Purchases of common stock			(2,142)	(61,366)					(61,366)
Stock-based compensation expense					16,710				16,710
Exercise of stock options/ nonvested shares	1,233	36	(10)	(295)	13,576				13,317
Shares retired	(2,152)	(63)	2,152	61,661	(30,286)	(31,312)			–
Proceeds from noncontrolling interest								774	774
Distribution to noncontrolling interest								(3,500)	(3,500)
Declared cash dividends — $.60 per share						(157,752)			(157,752)
Balance at October 28, 2012	263,044	$7,707	–	$–	$–	$3,135,317	$(323,569)	$ 5,470	$2,824,925

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended
(in thousands)	October 28, 2012	October 30, 2011	October 31, 2010
Operating Activities
Net earnings	$ 504,961	$ 479,196	$ 399,776
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	110,519	114,689	115,059
Amortization of intangibles	8,975	9,476	10,532
Equity in earnings of affiliates, net of dividends	(1,583)	(22,726)	(13,126)
Provision for deferred income taxes	4,668	6,752	29,429
Gain on property/equipment sates and plant facilities	(170)	(632)	(394)
Non-cash investment activities	(3,514)	3,995	(1,760)
Stock-based compensation expense	16,710	17,229	14,402
Excess tax benefit from stock-based compensation	(8,847)	(15,205)	(10,298)
Other	–	486	7,595
Changes in operating assets and liabilities, net of acquisitions:
Increase in accounts receivable	(45,931)	(30,171)	(58,647)
Increase in inventories	(64,698)	(92,052)	(73,909)
Decrease in prepaid expenses and other current assets	7,194	10,513	39,289
(Decrease) increase in pension and post-retirement benefits	(10,019)	5,197	(35,265)
(Decrease) increase in accounts payable and accrued expenses	(484)	3,732	62,849
Net Cash Provided by Operating Activities	517,781	490,479	485,532
Investing Activities
Net purchase of trading securities	–	(20,000)	(50,000)
Acquisitions of businesses/intangibles	(168)	(7,207)	(28,104)
Purchases of property/equipment	(132,303)	(96,911)	(89,823)
Proceeds from sates of property/equipment	4,564	4,386	4,915
Decrease (increase) in investments, equity in affiliates, and other assets	21,143	(51,253)	(95,464)
Net Cash Used in Investing Activities	(106,764)	(170,985)	(258,476)
Financing Activities
Proceeds from Long-term debt, net	–	247,564	–
Principal payments on Long-term debt	–	(350,000)	–
Dividends paid on common stock	(152,204)	(129,975)	(109,374)
Share repurchase	(61,366)	(152,930)	(69,574)
Proceeds from exercise of stock options	14,700	53,780	22,884
Excess tax benefit from stock-based compensation	8,847	15,205	10,298
Distribution to noncontrolling interest	(3,500)	(8,000)	–
Proceeds from noncontrolling interest	774	–	–
Other	–	(1,146)	–
Net Cash Used in Financing Activities	(192,749)	(325,502)	(145,766)
Effect of exchange rate changes on cash	990	1,293	1,303
Increase (Decrease) in Cash and Cash Equivalents	219,258	(4,715)	82,593
Cash and cash equivalents at beginning of year	463,130	467,845	385,252
Cash and Cash Equivalents at End of Year	$ 682,388	$ 463,130	$ 467,845

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 28, 2012

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

Stock Split: On November 22, 2010, the Company’s Board of Directors authorized a two-for-one split of the Company’s common stock, which was subsequently approved by shareholders at the Company’s Annual Meeting on January 31, 2011, and effected on February 1, 2011. The Company’s common stock was reclassified by reducing the par value from $.0586 per share to $.0293 per share and the number of authorized shares was increased from 400,000,000 to 800,000,000 shares, in order to effect a two-for-one stock split. The number of authorized shares of nonvoting common stock and preferred stock were also increased to 400,000,000 shares and 160,000,000 shares, respectively, with no change in the par value of those shares.

Unless otherwise noted, all prior year share amounts and per share calculations throughout this Annual Report have been restated to reflect the impact of this split, and to provide data on a comparable basis. Such restatements include calculations regarding the Company’s weighted-average shares, earnings per share, and dividends per share, as well as disclosures regarding the Company’s stock-based compensation plans and share repurchase activity.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal Year: The Company’s fiscal year ends on the last Sunday in October. Fiscal years 2012 and 2011 consisted of 52 weeks, and fiscal year 2010 consisted of 53 weeks.

Cash and Cash Equivalents: The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The Company’s cash equivalents as of October 28, 2012, and October 30, 2011, consisted entirely of money market funds rated AAA.

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

Investments: The Company maintains a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans, which is included in other assets on the Consolidated Statements of Financial Position. The securities held by the trust are classified as trading securities. Therefore, unrealized gains and losses associated with these investments are included in the Company’s earnings. Securities held by the trust generated a gain of $4.3 million for the fiscal year ended October 28, 2012, a gain of $1.2 million for the fiscal year ended October 30, 2011, and a gain of $5.4 million for the fiscal year ended October 31, 2010. The Company has transitioned the majority of this portfolio to more fixed return investments to reduce the exposure to volatility in equity markets.

The Company also holds securities as part of an investment portfolio, which are classified as short-term marketable securities on the Consolidated Statements of Financial Position. These investments are also trading securities. Therefore, unrealized gains and losses are included in the Company’s earnings. The Company recorded a gain of $1.3 million related to these investments for the fiscal year ended October 28, 2012, compared to a gain of $0.5 million for the fiscal year ended October 30, 2011, and a gain of $0.6 million for the fiscal year ended October 31, 2010.

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

Based on the qualitative assessment conducted in fiscal 2012, performance of the quantitative two-step test was not required for any of the Company’s reporting units. No goodwill impairment charges were recorded in fiscal years 2012, 2011, or 2010.

The Company has not elected to utilize the qualitative assessment option available for testing its indefinite-lived intangible assets for impairment and therefore, the quantitative testing performed compares the fair value and carrying value of the intangible asset. The fair value of indefinite-lived intangible assets is primarily determined on the basis of estimated discounted value, using the relief from royalty method (Level 3), which incorporates assumptions regarding future sales projections and discount rates. If the carrying value exceeds fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded for the difference. No material impairment charges were recorded for indefinite-lived intangible assets for fiscal years 2012, 2011, or 2010.

Impairment of Long-lived Assets: The Company reviews long-lived assets and definite-lived intangible assets for impairment annually, or more frequently when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value. During the second quarter of fiscal 2010, the Company made the decision to close its Valley Fresh plant in Turlock, California. The facilities in that location were evaluated during that process and the Company recorded a pretax charge of $6.6 million to reduce the property, plant and equipment to its estimated fair value. No other material write-downs were recorded in fiscal years 2012, 2011, or 2010.

Contingent Liabilities: The Company may be subject to investigations, legal proceedings, or claims related to the on-going operation of its business, including claims both by and against the Company. Such proceedings typically involve claims related to product liability, contract disputes, wage and hour laws, employment practices, or other actions brought by employees, consumers, competitors, or suppliers. The Company establishes accruals for its potential exposure, as appropriate, for claims against the Company when losses become probable and reasonably estimable. Where the

Company is able to reasonably estimate a range of potential losses, the Company records the amount within that range that constitutes the Company’s best estimate. The Company also discloses the nature of and range of loss for claims against the Company when losses are reasonably possible and material.

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

Equity Method Investments: The Company has a number of investments in joint ventures where its voting interests are in excess of 20 percent but not greater than 50 percent, and for which there are no other indicators of control. The Company accounts for such investments under the equity method of accounting, and its underlying share of each investee’s equity is reported in the Consolidated Statements of Financial Position as part of investments in and receivables from affiliates.

The Company regularly monitors and evaluates the fair value of our equity investments. If events and circumstances indicate that a decline in the fair value of these assets has occurred and is other than temporary, the Company will record a charge in equity in earnings of affiliates in the Consolidated Statements of Operations. The Company’s equity investments do not have a readily determinable fair value as none of them are publicly traded. The fair values of the Company’s private equity investments are determined by discounting the estimated future cash flows of each entity. These cash flow estimates include assumptions on growth rates and future currency exchange rates (Level 3). The Company did not record an impairment charge on any of its equity investments in fiscal years 2012, 2011, or 2010.

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

Allowance for Doubtful Accounts: The Company estimates the allowance for doubtful accounts based on a combination of factors, including the age of its accounts receivable balances, customer history, collection experience, and current market factors. Additionally, a specific reserve may be established if the Company becomes aware of a customer’s inability to meet its financial obligations.

Advertising Expenses: Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with samples, demonstrations, and market research. Advertising costs for fiscal years 2012, 2011, and 2010 were $103.4 million, $115.3 million, and $112.3 million, respectively.

Shipping and Handling Costs: The Company’s shipping and handling expenses are included in cost of products sold.

Research and Development Expenses: Research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Research and development expenses incurred for fiscal years 2012, 2011, and 2010 were $29.8 million, $29.4 million, and $27.6 million, respectively.

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

On November 22, 2010, the Board of Directors also authorized a two-for-one stock split of the Company’s common stock. As part of the Board’s approval of that stock split, the number of shares remaining to be repurchased was adjusted proportionately. On a post-split basis, 2.1 million shares at an average price of $28.65 were purchased during fiscal 2012, and 5.5 million shares at an average price of $27.82 were purchased during fiscal 2011, under the current authorization in place.

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

Accounting Changes and Recent Accounting Pronouncements: In July 2012, the Financial Accounting Standards Board (FASB) updated the guidance within ASC 350, Intangibles — Goodwill and Other. The update gives companies the option to first perform a qualitative assessment to determine whether it is more likely than not (> 50% likelihood) that an indefinite-lived intangible asset is impaired. If a company concludes that this is the case, then a quantitative test for impairment must still be performed. Otherwise, a company does not need to perform a quantitative test. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The updated guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted if a company’s financial statements have not yet been issued. As allowed, the Company early adopted the new provisions of this accounting standard for its annual indefinite-lived intangible asset test performed for fiscal 2012, but elected to continue testing these assets using a quantitative analysis. The testing procedures and results are described under Goodwill and Other Intangibles on page 39.

In December 2011, the FASB updated the guidance within ASC 210, Balance Sheet. The update enhances disclosures related to the offsetting of certain assets and liabilities to enable users of financial statements to understand the effect of those arrangements on financial position. The updated guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company will adopt the new provisions of this accounting standard at the beginning of fiscal year 2014, and adoption is not expected to have a material impact on the consolidated financial statements.

In June 2011, the FASB updated the guidance within ASC 220, Comprehensive Income. The update eliminates the option for companies to report other comprehensive income and its related components in the Statement of Changes in Stockholders’ Equity. Instead, companies have the option to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous Statement of Comprehensive Income or in two separate but consecutive statements. The updated guidance is to be applied retrospectively, and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Company early adopted the new provisions of this accounting standard during the fourth quarter of fiscal 2012, and adoption did not have a material impact on the consolidated financial statements, as it relates to presentation only.

In May 2011, the FASB updated the guidance within ASC 820, Fair Value Measurements and Disclosures. The update amended and clarified current fair value measurement guidance, and required additional disclosures. The most significant disclosure requirement relates to quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. The updated guidance is effective for interim and annual periods beginning after December 15, 2011, and early adoption was not permitted. Accordingly, the Company adopted the new provisions of this accounting standard in the second quarter of fiscal 2012, and adoption did not have a material impact on the consolidated financial statements.

NOTE B

ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of accumulated other comprehensive loss are as follows:

(in thousands)	Foreign Currency Translation	Pension & Other Benefits	Deferred Gain (Loss) – Hedging	Accumulated Other Comprehensive Loss
Balance at October 25, 2009	$ 3,381	$ (194,103)	$(12,888)	$ (203,610)
Unrecognized gains (losses):
Gross	5,468	(38,490)	23,511	(9,511)
Tax effect	–	13,555	(9,011)	4,544
Reclassification into net earnings:
Gross	–	22,244	28,672	50,916
Tax effect	–	(8,449)	(9,800)	(18,249)
Net of tax amount	5,468	(11,140)	33,372	27,700
Balance at October 31, 2010	$ 8,849	$ (205,243)	$ 20,484	$ (175,910)
Unrecognized gains (losses):
Gross	843	(15,115)	39,480	25,208
Tax effect	–	5,534	(14,895)	(9,361)
Reclassification into net earnings:
Gross	–	20,363	(45,103)	(24,740)
Tax effect	–	(7,722)	17,042	9,320
Net of tax amount	843	3,060	(3,476)	427
Balance at October 30, 2011	$ 9,692	$ (202,183)	$ 17,008	$ (175,483)
Unrecognized gains (losses):
Gross	2,723	(248,434)	10,261	(235,450)
Tax effect	–	93,580	(3,888)	89,692
Reclassification into net earnings:
Gross	–	18,609	(22,319)	(3,710)
Tax effect	–	(7,037)	8,419	1,382
Net of tax amount	2,723	(143,282)	(7,527)	(148,086)
Balance at October 28, 2012	$12,415	$(345,465)	$ 9,481	$(323,569)

NOTE C

EARNINGS PER SHARE DATA

The reported net earnings attributable to the Company were used when computing basic and diluted earnings per share for all years presented. A reconciliation of the shares used in the computation is as follows:

(in thousands)	2012	2011	2010
Basic weighted-average shares outstanding	263,466	266,394	266,732
Dilutive potential common shares	5,425	5,521	3,966
Diluted weighted-average shares outstanding	268,891	271,915	270,698

For fiscal years 2012, 2011, and 2010, a total of 2.2 million, 0.7 million, and 3.6 million weighted-average outstanding stock options, respectively, were not included in the computation of dilutive potential common shares since their inclusion would have had an antidilutive effect on earnings per share.

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

NOTE E

INVENTORIES

Principal components of inventories are:

(in thousands)	October 28, 2012	October 30, 2011
Finished products	$494,298	$463,491
Raw materials and work-in-process	267,877	251,324
Materials and supplies	188,346	171,008
Total	$950,521	$885,823

NOTE F

GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the fiscal years ended October 28, 2012, and October 30, 2011, are presented in the table below.

(in thousands)	Grocery Products	Refrigerated Foods	JOTS	Specialty Foods	All Other	Total
Balance as of October 31, 2010	$123,316	$94,791	$203,214	$207,028	$674	$629,023
Goodwill acquired	–	1,861	–	–	–	1,861
Balance as of October 30, 2011	$123,316	$96,652	$203,214	$207,028	$674	$630,884
Goodwill acquired	–	(9)	–	–	–	(9)
Balance as of October 28, 2012	$123,316	$96,643	$203,214	$207,028	$674	$630,875

The gross carrying amount and accumulated amortization for definite-lived intangible assets are presented in the table below.

	October 28, 2012			October 30, 2011
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Weighted- Avg Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Weighted- Avg Life (in Years)
Customer lists/relationships	$22,148	$(14,684)	10.9	$22,378	$(12,556)	10.9
Proprietary software & technology	22,000	(17,319)	9.3	22,000	(14,822)	9.3
Formulas & recipes	17,854	(11,686)	8.8	18,354	(10,047)	8.8
Distribution network	4,120	(3,783)	10.0	4,120	(3,371)	10.0
Other intangibles	9,466	(6,903)	7.0	14,030	(10,105)	6.3
Total	$75,588	$(54,375)	9.4	$80,882	$(50,901)	9.1

Amortization expense for the fiscal years ended October 28, 2012, October 30, 2011, and October 31, 2010, was $9.0 million, $9.5 million, and $10.5 million, respectively.

Estimated annual amortization expense (in thousands) for the five fiscal years after October 28, 2012, is as follows:

2013	$7,768
2014	6,372
2015	3,192
2016	1,023
2017	636

The carrying amounts for indefinite-lived intangible assets are as follows.

(in thousands)	October 28, 2012	October 30, 2011
Brand/tradename/trademarks	$ 93,875	$ 94,081
Other intangibles	7,984	7,984
Total	$101,859	$102,065

During the fourth quarter of fiscal years 2012 and 2011, the Company completed the required annual impairment tests of indefinite-lived intangible assets and goodwill, with no material impairment indicated. Useful lives of intangible assets were also reviewed during this process, with no material changes identified.

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

Investments in and receivables from affiliates consists of the following:

			October 28,	October 30,
(in thousands)	Segment	% Owned	2012	2011
MegaMex Foods, LLC	Grocery Products	50%	$205,315	$205,523
Foreign Joint Ventures	All Other	Various (26-50%)	81,222	90,103
Other	Various	Various	–	72
Total			$286,537	$295,698

Equity in earnings of affiliates consists of the following:

(in thousands)	Segment	2012	2011	2010
MegaMex Foods, LLC	Grocery Products	$35,762	$24,532	$11,996
Foreign Joint Ventures	All Other	2,929	3,423	3,686
Other	Various	–	(1,198)	(2,556)
Total		$38,691	$26,757	$13,126

MegaMex Foods, LLC

On October 26, 2009, the Company completed the formation of MegaMex Foods, LLC (MegaMex), a 50/50 joint venture formed by the Company and Herdez Del Fuerte, S.A. de C.V. to market Mexican foods in the United States. On October 6, 2010, MegaMex acquired 100 percent of the stock of Don Miguel Foods Corp. (Don Miguel). Don Miguel is a leading provider of branded frozen and fresh authentic Mexican appetizers, snacks, and handheld items. On August 22, 2011, MegaMex acquired 100 percent of Fresherized Foods, which produces Wholly Guacamole® and Wholly Salsa® products.

The Company recognized a basis difference of $21.3 million associated with the formation of MegaMex, which is being amortized through equity in earnings of affiliates.

NOTE H

LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

Long-term debt consists of:

(in thousands)	October 28, 2012	October 30, 2011
Senior unsecured notes, with interest at 4.125%, interest due semi-annually through April 2021 maturity date	$250,000	$250,000
Less current maturities	–	–
Total	$250,000	$250,000

The Company has a $300.0 million revolving line of credit which bears interest at a variable rate based on LIBOR. As of October 28, 2012, and October 30, 2011, the Company had not drawn from this line of credit. A fixed fee is paid for the availability of this credit line. On November 22, 2011, the Company amended the terms and conditions for this line of credit and extended the maturity date to November 2016.

The Company is required by certain covenants in its debt agreements to maintain specified levels of financial ratios and financial position. At the end of the current fiscal year, the Company was in compliance with all of these covenants.

Total interest paid during fiscal 2012, 2011, and 2010 was $12.9 million, $31.7 million, and $26.5 million, respectively.

NOTE I

PENSION AND OTHER POST-RETIREMENT BENEFITS

The Company has several defined benefit plans and defined contribution plans covering most employees. Total costs associated with the Company’s defined contribution benefit plans in 2012, 2011, and 2010 were $27.8 million, $27.1 million, and $26.6 million, respectively. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service, while plan benefits covering salaried employees are based on final average compensation. The Company’s funding policy is to make annual contributions of not less than the minimum required by applicable regulations. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 8-23 years.

Certain groups of employees are eligible for post-retirement health or welfare benefits. Benefits for retired employees vary for each group depending on respective retirement dates and applicable plan coverage in effect. Contribution requirements for retired employees are governed by the Retiree Health Care Payment Program and may change each year as the cost to provide coverage is determined. Eligible employees hired after January 1, 1990, may receive post-retirement medical coverage but must pay the full cost of the coverage. On October 17, 2012, the plan was amended, effective April 1, 2013, to terminate coverage for certain nonunion retirees who retired on or after August 1, 2002, and who are or will be Medicare eligible. If the cost of the nonunion retiree coverage is currently subsidized by the Company for the affected retirees, credits will be established in a health reimbursement account to help reimburse the retiree for the cost of purchasing coverage in the individual market. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 6-19 years.

Several changes were enacted that affected the Company’s defined benefit pension plans at the 2011 measurement date. The defined benefit pension plan covering collectively bargained employees was amended as a result of labor negotiations, causing an increase in the benefit obligation. The benefit obligation for the other defined benefit plans was reduced as a result of a change in the pension formula effective January 1, 2017. The amended formula remains a defined benefit formula, but will base the accrued benefit credit on age and service and define the benefit as a lump sum. Effective October 31, 2016, the 401k match for these participants will be increased.

Net periodic cost of defined benefit plans included the following:

	Pension Benefits			Post-retirement Benefits
(in thousands)	2012	2011	2010	2012	2011	2010
Service cost	$ 23,425	$ 24,206	$ 21,998	$ 2,272	$ 2,219	$ 2,477
Interest cost	49,135	50,282	48,305	17,910	18,891	20,703
Expected return on plan assets	(68,511)	(62,989)	(55,128)	–	–	–
Amortization of prior service cost	(5,079)	(607)	(607)	3,561	4,341	4,341
Recognized actuarial loss (gain)	20,130	16,633	16,133	(3)	(4)	2,377
Settlement charges	–	–	1,192	–	–	–
Curtailment charge	–	–	131	–	–	–
Special termination cost	–	–	386	–	–	109
Net periodic cost	$ 19,100	$ 27,525	$ 32,410	$ 23,740	$ 25,447	$ 30,007

Included in accumulated other comprehensive loss for pension benefits at October 28, 2012, and October 30, 2011, are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service credit of $47.4 million and unrecognized actuarial losses of $521.4 million, and unrecognized prior service credit of $52.5 million and unrecognized actuarial losses of $334.0 million, respectively. The prior service credit and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic pension cost during the fiscal year ending October 27, 2013, are $5.1 million and $34.0 million, respectively.

Included in accumulated other comprehensive loss for post-retirement benefits at October 28, 2012, and October 30, 2011, are the following amounts that have not yet been recognized in net periodic post-retirement benefit cost: unrecognized prior service credit of $6.8 million and unrecognized actuarial losses of $88.3 million, and unrecognized prior service costs of $19.0 million and unrecognized actuarial losses of $25.2 million, respectively. The prior service credit and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic post-retirement benefit cost during the fiscal year ending October 27, 2013, are $1.3 million and $7.7 million, respectively.

The following is a reconciliation of the beginning and ending balances of the benefit obligation, the fair value of plan assets, and the funded status of the plans as of the October 28, 2012 and the October 30, 2011 measurement dates:

	Pension Benefits		Post-retirement Benefits
(in thousands)	2012	2011	2012	2011
Change in benefit obligation:
Benefit obligation at beginning of year	$ 942,626	$878,630	$351,134	$346,707
Service cost	23,425	24,206	2,272	2,219
Interest cost	49,135	50,282	17,910	18,891
Plan amendments	–	(51,283)	(22,262)	(2,082)
Actuarial loss	222,541	84,958	63,177	7,276
Benefits paid	(45,358)	(44,167)	(22,719)	(21,877)
Benefit obligation at end of year	$1,192,369	$942,626	$389,512	$351,134

The post-retirement benefits paid are net of Medicare Part D subsidy receipts of $2.3 million and $2.8 million for fiscal 2012 and 2011, respectively.

	Pension Benefits		Post-retirement Benefits
(in thousands)	2012	2011	2012	2011
Change in plan assets:
Fair value of plan assets at beginning of year	$ 870,923	$802,449	$ –	$ –
Actual return on plan assets	83,533	86,748	–	–
Employee contributions	–	–	2,495	2,749
Employer contributions	30,132	25,893	25,054	26,120
Benefits paid	(45,358)	(44,167)	(27,549)	(28,869)
Fair value of plan assets at end of year	$ 939,230	$870,923	$ –	$ –
Funded status at end of year	$(253,139)	$ (71,703)	$(389,512)	$(351,134)

Amounts recognized in the Consolidated Statements of Financial Position as of October 28, 2012, and October 30, 2011, are as follows:

	Pension Benefits		Post-retirement Benefits
(in thousands)	2012	2011	2012	2011
Pension assets	$ 49	$ 80,208	$ –	$ –
Employee related expenses	(3,650)	(2,924)	(23,622)	(26,433)
Pension and post-retirement benefits	(249,538)	(148,987)	(365,890)	(324,701)
Net amount recognized	$(253,139)	$ (71,703)	$(389,512)	$(351,134)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $475.3 million, $457.6 million, and $263.0 million, respectively, as of October 28, 2012, and $151.9 million, $133.2 million, and $0.0 million, respectively, as of October 30, 2011.

Weighted-average assumptions used to determine benefit obligations are as follows:

	2012	2011
Discount rate Rate of future compensation increase (for plans that base benefits on final compensation level)	4.05% 3.97%	5.33% 3.93%

Weighted-average assumptions used to determine net periodic benefit costs are as follows:

	2012	2011	2010
Discount rate	5.33%	5.82%	6.28%
Rate of future compensation increase (for plans that base benefits on final compensation level)	3.93%	4.03%	4.08%
Expected long-term return on plan assets	8.00%	8.00%	8.25%

The expected long-term rate of return on plan assets is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered health care benefits for pre- Medicare and post-Medicare retirees’ coverage is assumed for 2013. The pre-Medicare and post-Medicare rate is assumed to decrease to 5.0% for 2018, and remain at that level thereafter.

The assumed discount rate, expected long-term rate of return on plan assets, rate of future compensation increase, and health care cost trend rate have a significant impact on the amounts reported for the benefit plans. A one-percentage-point change in these rates would have the following effects:

	1-Percentage-Point
	Expense		Benefit Obligation
(in thousands)	Increase	Decrease	Increase	Decrease
Pension Benefits:
Discount rate	$(14,912)	$50,956	$(157,002)	$198,266
Expected long-term rate of return on plan assets	$(9,259)	$9,259	$–	$–
Rate of future compensation increase	$1,938	$(1,881)	$10,936	$(10,673)
Post-retirement Benefits:
Discount rate	$(4,679)	$4,926	$(42,103)	$48,451
Health care cost trend rate	$1,861	$(1,662)	$34,017	$(29,805)

The actual and target weighted-average asset allocations for the Company’s pension plan assets as of the plan measurement date are as follows:

	2012		2011
Asset Category	Actual	Target Range	Actual	Target Range
Large Capitalization Equity	29.4%	20-35%	22.1%	20-35%
Hormel Foods Corporation Stock	5.2%	0-10%	5.7%	0-10%
Small Capitalization Equity	5.7%	5-15%	11.9%	5-15%
International Equity	19.7%	15-25%	18.1%	15-25%
Private Equity	3.6%	0-15%	2.5%	0-15%
Total Equity Securities	63.6%	55-75%	60.3%	55-75%
Fixed Income	35.0%	25-45%	38.3%	25-45%
Cash and Cash Equivalents	1.4%	–	1.4%	–

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

As of the 2012 measurement date, plan assets included 1.7 million shares of common stock of the Company having a market value of $48.9 million. Dividends paid during the year on shares held by the plan were $1.0 million. In 2011, plan assets included 1.7 million shares of common stock of the Company having a market value of $49.7 million. In 2011, the Company issued 1.1 million shares to the plan pursuant to the stock split, and the plan sold 1.1 million shares.

The Company made discretionary contributions of $27.3 million and $23.6 million to the Company’s defined benefit plans in 2012 and 2011, respectively. Based on the October 28, 2012 measurement date, the Company anticipates making required contributions of $27.0 million to fund the pension plans during fiscal year 2013. The Company also expects to make contributions of $27.8 million during 2013 that represent benefit payments for unfunded plans.

Benefits expected to be paid over the next ten fiscal years are as follows:

(in thousands)	Pension Benefits	Post- retirement Benefits
2013	$ 46,534	$ 21,514
2014	47,757	21,480
2015	49,902	21,672
2016	52,489	21,826
2017	55,404	21,788
2018 – 2022	323,016	106,196

Post-retirement benefits are net of expected federal subsidy receipts related to prescription drug benefits granted under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which are estimated to be $2.8 million per year through 2022.

The fair values of the defined benefit pension plan investments as of October 28, 2012 and October 30, 2011, by asset category and fair value hierarchy level, are as follows:

	Fair Value Measurements at October 28, 2012
(in thousands)	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at Fair Value:
Cash equivalents(1)	$ 13,544	$ 13,544	$ -	$ -
Large Capitalization Equity(2)
Domestic	$298,375	$181,994	$116,381	$ -
Foreign	26,503	26,503	-	-
Total Large Capitalization Equity	$324,878	$208,497	$116,381	$ -
Small Capitalization Equity(3)
Domestic	$ 47,883	$ 47,883	$ -	$ -
Foreign	5,456	5,456	-	-
Total Small Capitalization Equity	$ 53,339	$ 53,339	$ -	$ -
International Equity(4)
Mutual fund	$ 50,317	$ -	$ 50,317	$ -
Collective trust	134,926	-	134,926	-
Total International Equity	$185,243	$ -	$185,243	$ -
Private Equity(5)
Domestic	$ 26,785	$ -	$ -	$26,785
International	6,883	-	-	6,883
Total Private Equity	$ 33,668	$ -	$ -	$33,668
Total Equity	$597,128	$261,836	$301,624	$33,668
Fixed Income(6)
US government issues	$122,207	$ 94,346	$ 27,861	$ -
Municipal issues	18,294	-	18,294	-
Corporate issues - domestic	166,029	-	166,029	-
Corporate issues - foreign	22,028	-	22,028	-
Total Fixed Income	$328,558	$ 94,346	$234,212	$ -
Total Investments at Fair Value	$939,230	$369,726	$535,836	$33,668

	Fair Value Measurements at October 30, 2011
(in thousands)	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at Fair Value:
Cash equivalents(1)	$ 11,732	$ 11,732	$ -	$ -
Large Capitalization Equity(2)
Domestic	$215,924	$191,158	$ 24,766	$ -
Foreign	26,103	26,103	-	-
Total Large Capitalization Equity	$242,027	$217,261	$ 24,766	$ -
Small Capitalization Equity(3)
Domestic	$ 92,083	$ 92,083	$ -	$ -
Foreign	11,585	11,585	-	-
Total Small Capitalization Equity	$103,668	$103,668	$ -	$ -
International Equity(4)
Mutual fund	$ 38,757	$ -	$ 38,757	$ -
Collective trust	119,239	-	119,239	-
Total International Equity	$157,996	$ -	$157,996	$ -
Private Equity(5)
Domestic	$ 18,794	$ -	$ -	$18,794
International	3,053	-	-	3,053
Total Private Equity	$ 21,847	$ -	$ -	$21,847
Total Equity	$525,538	$320,929	$182,762	$21,847
Fixed Income(6)
US government issues	$118,863	$ 93,301	$ 25,562	$ -
Municipal issues	18,463		18,463	-
Corporate issues - domestic	165,778		165,778	-
Corporate issues - foreign	30,549		30,549	-
Total Fixed Income	$333,653	$ 93,301	$240,352	$ -
Total Investments at Fair Value	$870,923	$425,962	$423,114	$21,847

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

(5)   Private Equity: These Level 3 investments consist of various collective investment funds, which are managed by a third party, that invest in a well diversified portfolio of equity investments from top performing, high quality firms that focus on U.S. and foreign small to mid markets; venture capitalists; and entrepreneurs with a concentration in areas of innovation. Investment strategies include buyouts, growth capital, buildups, and distressed; investment strategies also include early stages of company development mainly in the U.S. The fair value of the units for these investments is based on the fair value of the underlying investments, and the NAV can be calculated for these funds.

(6)   Fixed Income: The Level 1 investments include U.S. Treasury bonds and notes, which are valued at the closing price reported on the active market in which the individual securities are traded. The Level 2 investments consist principally of U.S. government securities, which are valued daily using institutional bond quote sources and mortgage-backed securities pricing sources; municipal, domestic, and foreign securities, which are valued daily using institutional bond quote sources; and mutual funds invested in long-duration corporate bonds that are valued at the publicly available NAV of shares held by the pension plans at year-end.

We have corrected the presentation of certain fixed income securities in the fair value hierarchy as of October 30, 2011. The revised presentation changed the classification of $187.3 million of fixed income securities from Level 1 to Level 2, based on the use of quoted prices for similar assets.

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

(in thousands)	2012	2011
Beginning Balance	$21,847	$ 9,331
Purchases, issuances, and settlements (net)	9,316	9,886
Unrealized gains	478	2,633
Realized gains (losses)	1,812	(3)
Interest and dividend income	215	-
Ending Balance	$33,668	$21,847

The Company has commitments totaling $85.0 million for the private equity investments within the pension plans, of which $53.2 million and $66.0 million remain unfunded at fiscal year end 2012 and 2011, respectively. These commitments include $34.5 million and $18.7 million for domestic and foreign equity investments, respectively, for fiscal year end 2012 compared to the $43.2 million and $22.8 million for domestic and foreign equity investments, respectively, for fiscal year end 2011. Funding for future private equity capital calls will come from existing pension plan asset investments and not from additional cash contributions into the Company’s pension plans.

NOTE J

INCOME TAXES

The components of the provision for income taxes are as follows:

(in thousands)	2012	2011	2010
Current:
U.S. Federal	$216,620	$202,084	$170,326
State	26,303	26,978	22,896
Foreign	5,783	3,826	2,124
Total current	248,706	232,888	195,346
Deferred:
U.S. Federal	4,443	6,358	27,009
State	225	394	2,420
Total deferred	4,668	6,752	29,429
Total provision for income taxes	$253,374	$239,640	$224,775

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that, based upon its lengthy and consistent history of profitable operations, it is more likely than not that the net deferred tax assets of $212.8 million will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the deferred income tax liabilities and assets are as follows:

(in thousands)	October 28, 2012	October 30, 2011
Deferred tax liabilities:
Tax over book depreciation	$(91,545)	$(92,848)
Pension assets	-	(30,029)
Book/tax basis difference from acquisitions	(26,295)	(27,593)
Commodity hedging contracts	(5,797)	(10,337)
Other, net	(71,054)	(61,824)
Deferred tax assets:
Post-retirement benefits	147,278	134,117
Pension benefits	96,641	57,961
Stock options	32,210	29,321
Deferred compensation	23,115	21,961
Insurance accruals	16,728	14,786
Vacation accruals	14,905	13,636
Federal benefit of state tax	9,965	9,596
Promotional accruals	7,524	9,867
Other, net	59,130	60,403
Net deferred tax assets	$212,805	$129,017

Reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	2012	2011	2010
U.S. statutory rate	35.0%	35.0%	35.0%
State taxes on income, net of federal tax benefit	2.5	2.7	3.1
Domestic production activities deduction	(2.6)	(2.6)	(1.7)
All other, net	(1.5)	(1.8)	(0.4)
Effective tax rate	33.4%	33.3%	36.0%

No provision has been made for U.S. federal income taxes on certain undistributed earnings of foreign subsidiaries and joint ventures that we intend to permanently invest or that may be remitted substantially tax-free. The total of undistributed earnings that would be subject to federal income tax if remitted under existing law is approximately $65.4 million as of October 28, 2012. Determination of the unrecognized deferred tax liability related to these earnings is not practicable because of the complexities with its hypothetical calculation. Upon distribution of these earnings, we will be subject to U.S. taxes and withholding taxes payable to various foreign governments. A credit for foreign taxes already paid would be available to reduce the U.S. tax liability.

Total income taxes paid during fiscal 2012, 2011, and 2010 were $226.7 million, $227.3 million, and $212.6 million, respectively.

The following table sets forth changes in the unrecognized tax benefits, excluding interest and penalties, for fiscal years 2011 and 2012.

(in thousands)
Balance as of October 31, 2010	$ 26,073
Tax positions related to the current period:
Increases	2,493
Decreases	-
Tax positions related to prior periods:
Increases	5,646
Decreases	(672)
Settlements	(10,770)
Decreases related to a lapse of applicable statute of limitations:	(1,372)
Balance as of October 30, 2011	$ 21,398
Tax positions related to the current period:
Increases	3,066
Decreases	-
Tax positions related to prior periods:
Increases	1,302
Decreases	(2,541)
Settlements	(624)
Decreases related to a lapse of applicable statute of limitations:	(470)
Balance as of October 28, 2012	$ 22,131

The amount of unrecognized tax benefits, including interest and penalties, at October 28, 2012, recorded in other longterm liabilities was $30.4 million, of which $20.4 million would impact the Company’s effective tax rate if recognized. The Company includes accrued interest and penalties related to uncertain tax positions in income tax expense, with $1.9 million included in expense for fiscal 2012. The amount of accrued interest and penalties at October 28, 2012, associated with unrecognized tax benefits was $8.3 million.

The Company is regularly audited by federal and state taxing authorities. During fiscal year 2012, the United States Internal Revenue Service (I.R.S.) concluded its examination of the Company’s consolidated federal income tax returns for the fiscal years through 2009. During the third quarter of fiscal year 2012 the I.R.S. opened an examination of the Company’s consolidated federal income tax returns for fiscal years 2010 and 2011. The Company is in various stages of audit by several state taxing authorities on a variety of fiscal years, as far back as 2006. While it is reasonably possible that one or more of these audits may be completed within the next 12 months and that the related unrecognized tax benefits may change, based on the status of the examinations it is not possible to reasonably estimate the effect of any amount of such change to previously recorded uncertain tax positions.

NOTE K

COMMITMENTS AND CONTINGENCIES

In order to ensure a steady supply of hogs and turkeys, and to keep the cost of products stable, the Company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods up to 10 years. The Company has also entered into grow-out contracts with independent farmers to raise turkeys for the Company for periods up to 25 years. Under these arrangements, the Company owns the livestock, feed, and other supplies while the independent farmers provide facilities and labor. The Company has also contracted for the purchase of corn, soybean meal, and other feed ingredients from independent suppliers for periods up to three years. Under these contracts, the Company is committed at October 28, 2012, to make purchases, assuming current price levels, as follows:

(in thousands)
2013	$1,516,787
2014	1,007,409
2015	763,430
2016	641,164
2017	634,835
Later years	1,755,431
Total	$6,319,056

Purchases under these contracts for fiscal 2012, 2011, and 2010 were $2.0 billion, $1.8 billion, and $1.9 billion, respectively.

The Company has noncancelable operating lease commitments on facilities and equipment at October 28, 2012, as follows:

(in thousands)
2013	$ 6,253
2014	2,461
2015	1,440
2016	1,028
2017	722
Later years	2,073
Total	$13,977

The Company expensed $21.6 million, $23.1 million, and $25.1 million for rent in fiscal 2012, 2011, and 2010, respectively.

The Company had commitments to expend approximately $92.4 million to complete construction in progress at various locations as of October 28, 2012.

As of October 28, 2012, the Company had $43.9 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the Company’s self-insured workers’ compensation programs. However, that amount also includes a revocable $5.6 million standby letter of credit for obligations of an affiliated party that may arise under workers’ compensation claims. Letters of credit are not reflected in the Company’s Consolidated Statements of Financial Position.

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

During the first quarter of fiscal 2007, the Company made a one-time grant of 100 stock options (pre-2011 split) to each active, full-time employee of the Company on January 8, 2007. This grant was to vest upon the earlier of five years or attainment of a dosing stock price of $50.00 per share (pre-2011 split) for five consecutive trading days, and had an expiration of ten years after the grant date. During the first quarter of fiscal 2011, the options vested after the stock attained the required closing price per share for five consecutive trading days.

A reconciliation of the number of options outstanding and exercisable (in thousands) as of October 28, 2012, and changes during the fiscal year then ended, is as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at October 30, 2011	19,932	$17.89
Granted	2,646	$29.42
Exercised	2,047	$14.72
Forfeited	77	$25.06
Outstanding at October 28, 2012	20,454	$19.67	5.5 yrs	$198,319
Exercisable at October 28, 2012	14,069	$17.50	4.3 yrs	$166,532

The weighted-average grant date fair value of stock options granted and the total intrinsic value of options exercised (in thousands) during each of the past three fiscal years is as follows:

	Fiscal Year Ended
	October 28,	October 30,	October 31,
	2012	2011	2010
Weighted-average grant date fair value	$ 5.64	$ 5.54	$ 4.55
Intrinsic value of exercised options	$30,210	$54,859	$32,378

The fair value of each option award is calculated on the date of grant using the Black-Scholes valuation model utilizing the following weighted-average assumptions:

	Fiscal Year Ended
	October 28,	October 30,	October 31,
	2012	2011	2010
Risk-free interest rate	1.8%	2.9%	3.4%
Dividend yield	2.0%	2.0%	2.2%
Stock price volatility	21.0%	21.0%	22.0%
Expected option life	8 years	8 years	8 years

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

The Company’s nonvested shares granted on or before September 26, 2010, vest after five years or upon retirement. Nonvested shares granted after September 26, 2010, vest after one year. A reconciliation of the nonvested shares (in thousands) as of October 28, 2012, and changes during the fiscal year then ended is as follows:

		Weighted-
		Average
		Grant Date
	Shares	Fair Value
Nonvested at October 30, 2011	215	$19.94
Granted	47	$28.98
Forfeited	7	$28.27
Vested	116	$21.30
Nonvested at October 28, 2012	139	$21.47

The weighted-average grant date fair value of nonvested shares granted, the total fair value (in thousands) of non-vested shares granted, and the fair value (in thousands) of shares that have vested during each of the past three fiscal years is as follows:

	Fiscal Year Ended
	October 28,	October 30,	October 31,
	2012	2011	2010
Weighted-average grant date fair value	$28.98	$25.11	$19.56
Fair value of nonvested shares granted	$1,369	$1,299	$978
Fair value of shares vested	$2,476	$751	$664

Stock-based compensation expense, along with the related income tax benefit, for each of the past three fiscal years is presented in the table below:

	Fiscal Year Ended
(in thousands)	October 28, 2012	October 30, 2011	October 31, 2010
Stock-based compensation expense recognized	$16,710	$17,229	$14,402
Income tax benefit recognized	(6,334)	(6,542)	(5,510)
After-tax stock-based compensation expense	$10,376	$10,687	$8,892

At October 28, 2012, there was $11.3 million of total unrecognized compensation expense from stock-based compensation arrangements granted under the plans. This compensation is expected to be recognized over a weighted-average period of approximately 2.5 years. During fiscal years 2012, 2011, and 2010, cash received from stock option exercises was $14.7 million, $53.8 million, and $22.9 million, respectively. The total tax benefit to be realized for tax deductions from these option exercises was $11.4 million, $20.8 million, and $18.9 million, respectively.

Shares issued for option exercises and nonvested shares may be either authorized but unissued shares, or shares of treasury stock acquired in the open market or otherwise. The number of shares available for future grants was 30.0 million at October 28, 2012, 32.6 million at October 30, 2011, and 35.3 million at October 31, 2010.

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

Cash Flow Hedges: The Company utilizes corn and soybean meal futures to offset the price fluctuation in the Company’s future direct grain purchases, and has entered into various swaps to hedge the purchases of grain and natural gas at certain plant locations. The financial instruments are designated and accounted for as cash flow hedges, and the Company measures the effectiveness of the hedges on a regular basis. Effective gains or losses related to these cash flow hedges are reported in accumulated other comprehensive loss (AOCL) and reclassified into earnings, through cost of products sold, in the period or periods in which the hedged transactions affect earnings. Any gains or losses related to hedge ineffectiveness are recognized in the current period cost of products sold. The Company typically does not hedge its grain or natural gas exposure beyond the next two upcoming fiscal years. As of October 28, 2012, and October 30, 2011, the Company had the following outstanding commodity futures contracts and swaps that were entered into to hedge forecasted purchases:

Volume
Commodity	October 28, 2012	October 30, 2011
Corn	12.0 million bushels	20.8 million bushels
Natural gas	–	0.5 million MMBTU’s

As of October 28, 2012, the Company has included in AOCL, hedging gains of $15.2 million (before tax) relating to its positions, compared to gains of $27.3 million (before tax) as of October 30, 2011. The Company expects to recognize the majority of these gains over the next 12 months. The balance as of October 28, 2012, includes gains of $0.4 million related to the Company’s soybean meal futures contracts. These contracts were de-designated as cash flow hedges effective January 30, 2011, as they were no longer highly effective. These gains will remain in AOCL until the hedged transactions occur or it is probable the hedged transactions will not occur. Gains or losses related to these contracts after the date of de-designation have been recognized in earnings as incurred.

Fair Value Hedges: The Company utilizes futures to minimize the price risk assumed when forward priced contracts are offered to the Company’s commodity suppliers. The intent of the program is to make the forward priced commodities cost nearly the same as cash market purchases at the date of delivery. The futures contracts are designated and accounted for as fair value hedges, and the Company measures the effectiveness of the hedges on a regular basis. Changes in the fair value of the futures contracts, along with the gain or loss on the hedged purchase commitment, are marked-to-market through earnings and are recorded on the Consolidated Statement of Financial Position as a current asset and liability, respectively. Effective gains or losses related to these fair value hedges are recognized through cost of products sold in the period or periods in which the hedged transactions affect earnings. Any gains or losses related to hedge ineffectiveness are recognized in the current period cost of products sold. As of October 28, 2012, and October 30, 2011, the Company had the following outstanding commodity futures contracts designated as fair value hedges:

Volume
Commodity	October 28, 2012	October 30, 2011
Corn	8.0 million bushels	12.4 million bushels
Lean hogs	0.9 million cwt	1.3 million cwt

Other Derivatives: During fiscal years 2012 and 2011, the Company has held certain futures and options contract positions as part of a merchandising program and to manage the Company’s exposure to fluctuations in commodity markets and foreign currencies. The Company has not applied hedge accounting to these positions.

Additionally, as of January 30, 2011, the Company de-designated its soybean meal futures contracts that were previously designated as cash flow hedges, as these contracts were no longer highly effective. Hedge accounting is no longer being applied to these contracts, and gains or losses occurring after the date of de-designation have been recognized in earnings as incurred.

As of October 28, 2012, and October 30, 2011, the Company had the following outstanding futures and options contracts related to other programs:

Volume
Commodity	October 28, 2012	October 30, 2011
Soybean meal	–	4,300 tons

Fair Values: The fair values of the Company’s derivative instruments as of October 28, 2012, and October 30, 2011, were as follows:

		Fair Value(1)
(in thousands)	Location on Consolidated Statements of Financial Position	October 28, 2012	October 30, 2011
Asset Derivatives:
Derivatives Designated as Hedges:
Commodity contracts	Other current assets	$7,483	$58,753
Derivatives Not Designated as Hedges:
Commodity contracts	Other current assets	–	121
Total Asset Derivatives		$7,483	$58,874
Liability Derivatives:
Derivatives Designated as Hedges:
Commodity contracts	Accounts payable	$–	$351
Total Liability Derivatives		$–	$351

(1) Amounts represent the gross fair value of derivative assets and liabilities. The Company nets the derivative assets and liabilities for each of its hedging programs, including cash collateral, when a master netting arrangement exists between the Company and the counterparty to the derivative contract. The amount or timing of cash collateral balances may impact the classification of the derivative in the Consolidated Statement of Financial Position. See Note N for a discussion of these net amounts as reported in the Consolidated Statements of Financial Position.

Derivative Gains and Losses: Gains or losses (before tax, in thousands) related to the Company’s derivative instruments for the fiscal year ended October 28, 2012, and October 30, 2011, were as follows:

	Gain/(Loss) Recognized in AOCL (Effective Portion)(1)			Gain/(Loss) Reclassified from AOCL into Earnings (Effective Portion)(1)		Gain/(Loss) Recognized in Earnings (Ineffective Portion)(2) (3)
	Fiscal Year Ended			Fiscal Year Ended		Fiscal Year Ended
Cash Flow Hedges:	October 28, 2012	October 30, 2011	Location on Consolidated Statements of Operations	October 28, 2012	October 30, 2011	October 28, 2012	October 30, 2011
Commodity contracts	$10,261	$39,480	Cost of products sold	$22,319	$45,103	$ –	$(8,704)

		Gain/(Loss) Recognized in Earnings (Effective Portion)(4)		Gain/(Loss) Recognized in Earnings (Ineffective Portion)(2) (5)
		Fiscal Year Ended		Fiscal Year Ended
Fair Value Hedges:	Location on Consolidated Statements of Operations	October 28, 2012	October 30, 2011	October 28, 2012	October 30, 2011
Commodity contracts	Cost of products sold	$(10,670)	$(24,373)	$19	$132

		Gain/(Loss) Recognized in Earnings
		Fiscal Year Ended
Derivatives Not Designated as Hedges:	Location on Consolidated Statements of Operations	October 28, 2012	October 30, 2011
Commodity contracts	Cost of products sold	$46	$(1,981)
Foreign exchange contracts	Net sales	$ –	$ (129)

(1) Amounts represent gains or losses in AOCL before tax. See Note B for the after tax impact of these gains or losses on net earnings.

(2) There were no gains or losses excluded from the assessment of hedge effectiveness during the fiscal year.

(3) There were no gains or losses resulting from the discontinuance of cash flow hedges during the fiscal year. However, effective January 30, 2011, the Company de-designated and discontinued hedge accounting for its soybean meal futures contracts. At the date of de-designation of these hedges, gains of $17.7 million (before tax) were deferred in AOCL, with $0.4 million (before tax) remaining as of October 28, 2012. These gains will remain in AOCL until the hedged transactions occur or it is probable the hedged transactions will not occur. Gains or losses related to these contracts after the date of de-designation have been recognized in earnings as incurred.

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

NOTE N

FAIR VALUE MEASUREMENTS

Pursuant to the provisions of ASC 820, the Company’s financial assets and liabilities carried at fair value on a recurring basis in the consolidated financial statements as of October 28, 2012, and October 30, 2011, and their level within the fair value hierarchy, are presented in the table below.

	Fair Value Measurements at October 28, 2012
		Quoted Prices in
	Fair Value at	Active Markets	Significant Other	Significant
(in thousands)	October 28, 2012	for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Assets at Fair Value:
Cash equivalents(1)	$483,441	$483,441	$–	$ –
Short-term marketable securities(2)	77,387	2,349	75,038	–
Other trading securities(3)	109,676	36,305	73,371	–
Commodity derivatives(4)	3,884	3,884	–	–
Total Assets at Fair Value	$674,388	$525,979	$148,409	$ –
Liabilities at Fair Value:
Deferred compensation(3)	$47,953	$16,866	$31,087	–
Total Liabilities at Fair Value	$47,953	$16,866	$31,087	$ –

	Fair Value Measurements at October 30, 2011
		Quoted Prices in
	Fair Value at	Active Markets	Significant Other	Significant
(in thousands)	October 30, 2011	for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Assets at Fair Value:
Cash equivalents(1)	$341,447	$341,447	$–	$–
Short-term marketable securities(2)	76,077	358	75,719	–
Other trading securities(3)	105,367	34,588	70,779	–
Commodity derivatives(4)	7,174	7,174	–	–
Total Assets at Fair Value	$530,065	$383,567	$146,498	$–
Liabilities at Fair Value:
Commodity derivatives(4)	$351	$–	$351	$–
Deferred compensation(3)	44,956	15,379	29,577	–
Total Liabilities at Fair Value	$45,307	$15,379	$29,928	$–

The following methods and assumptions were used to estimate the fair value of the financial assets and liabilities above:

(1) The Company’s cash equivalents consist of money market funds rated AAA. As these investments have a maturity date of three months or less, the carrying value approximates fair value.

(2) The Company holds trading securities as part of a portfolio maintained to generate investment income and to provide cash for operations of the Company, if necessary. The portfolio is managed by a third party who is responsible for daily trading activities, and all assets within the portfolio are highly liquid. The cash, U.S. government securities, and highly rated money market funds held by the portfolio are classified as Level 1. The current investment portfolio also includes corporate bonds, international government securities, commercial paper, agency securities, mortgage-backed securities, and other asset-backed securities for which there is an active, quoted market. Market prices are obtained from a variety of industry standard providers, large financial institutions, and other third-party sources to calculate a representative daily market value, and therefore, these securities are classified as Level 2.

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

(4) The Company’s commodity derivatives represent futures contracts, option contracts, and swaps used in its hedging or other programs to offset price fluctuations associated with purchases of corn, soybean meal, and natural gas, and to minimize the price risk assumed when forward priced contracts are offered to the Company’s commodity suppliers. The Company’s futures and options contracts for corn and soybean meal are traded on the Chicago Board of Trade, while futures contracts for lean hogs are traded on the Chicago Mercantile Exchange. These are active markets with quoted prices available and therefore these contracts are classified as Level 1. The Company’s natural gas swaps are settled based on quoted prices from the New York Mercantile Exchange. As the swaps settle based on quoted market prices, but are not held directly with the exchange, the swaps are classified as Level 2. All derivatives are reviewed for potential credit risk and risk of nonperformance. The Company nets the derivative assets and liabilities for each of its hedging programs, including cash collateral, when a master netting arrangement exists between the Company and the counterparty to the derivative contract. The net balance for each program is included in other current assets or accounts payable, as appropriate, in the Consolidated Statements of Financial Position. As of October 28, 2012, the Company has recognized the right to reclaim cash collateral of $27.5 million from, and the obligation to return cash collateral of $31.1 million to, various counterparties. As of October 30, 2011, the Company had recognized the right to reclaim cash collateral of $20.1 million from, and the obligation to return cash collateral of $71.8 million to, various counterparties.

The Company’s financial assets and liabilities also include cash, accounts receivable, accounts payable, and other liabilities, for which carrying value approximates fair value. The Company does not carry its long-term debt at fair value in its Consolidated Statements of Financial Position. Based on borrowing rates available to the Company for long-term financing with similar terms and average maturities, the fair value of long-term debt, utilizing discounted cash flows (Level 2), was $283.6 million as of October 28, 2012, and $266.9 million as of October 30, 2011.

In accordance with the provisions of ASC 820, the Company also measures certain nonfinancial assets and liabilities at fair value that are recognized or disclosed on a nonrecurring basis (e.g. goodwill, intangible assets, and property, plant and equipment). During the second quarter of fiscal 2010, the Company made the decision to close its Valley Fresh plant in Turlock, California. The facilities in that location were evaluated during that process and the Company recorded a pretax charge of $6.6 million to reduce the property, plant and equipment to its estimated fair value. During fiscal years 2012, 2011, and 2010, there were no other material remeasurements of assets or liabilities at fair value on a nonrecurring basis subsequent to their initial recognition.

NOTE O

SEGMENT REPORTING

The Company develops, processes, and distributes a wide array of food products in a variety of markets. The Company reports its results in the following five segments: Grocery Products, Refrigerated Foods, Jennie-O Turkey Store, Specialty Foods, and All Other.

The Grocery Products segment consists primarily of the processing, marketing, and sale of shelf-stable food products sold predominantly in the retail market. This segment also includes the results from the Company’s MegaMex joint venture.

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

(in thousands)	2012	2011	2010
Sales to Unaffiliated Customers
Grocery Products	$1,170,871	$1,064,558	$1,040,455
Refrigerated Foods	4,222,752	4,189,224	3,818,788
Jennie-O Turkey Store	1,549,227	1,467,222	1,310,412
Specialty Foods	924,472	835,584	782,958
All Other	363,348	338,501	268,106
Total	$8,230,670	$7,895,089	$7,220,719
Intersegment Sales
Grocery Products	$ –	$ –	$ –
Refrigerated Foods	12,144	14,101	9,152
Jennie-0 Turkey Store	125,575	124,868	111,262
Specialty Foods	133	127	118
All Other	–	–	–
Total	137,852	139,096	120,532
Intersegment elimination	(137,852)	(139,096)	(120,532)
Total	$ –	$ –	$ –
Net Sales
Grocery Products	$1,170,871	$1,064,558	$1,040,455
Refrigerated Foods	4,234,896	4,203,325	3,827,940
Jennie-O Turkey Store	1,674,802	1,592,090	1,421,674
Specialty Foods	924,605	835,711	783,076
All Other	363,348	338,501	268,106
Intersegment elimination	(137,852)	(139,096)	(120,532)
Total	$8,230,670	$7,895,089	$7,220,719
Segment Operating Profit
Grocery Products	$ 181,251	$ 162,556	$ 155,922
Refrigerated Foods	228,665	292,624	276,315
Jennie-O Turkey Store	238,298	204,940	143,644
Specialty Foods	83,089	76,905	80,727
All Other	49,889	36,250	26,126
Total segment operating profit	$ 781,192	$ 773,275	$ 682,734
Net interest and investment expense (income)	6,339	23,448	22,024
General corporate expense	21,429	35,992	40,348
Noncontrolling interest	4,911	5,001	4,189
Earnings before income taxes	$ 758,335	$ 718,836	$ 624,551

(in thousands)	2012	2011	2010
Assets
Grocery Products	$ 683,601	$ 670,398	$ 591,082
Refrigerated Foods	1,171,161	1,177,588	1,173,540
Jennie-O Turkey Store	857,682	805,459	760,566
Specialty Foods	506,237	475,289	432,820
All Other	224,847	196,957	178,642
Corporate	1,120,438	918,700	917,268
Total	$4,563,966	$4,244,391	$4,053,918
Additions to Property, Plant and Equipment
Grocery Products	$ 17,966	$ 10,910	$ 27,018
Refrigerated Foods	67,003	45,244	38,417
Jennie-O Turkey Store	33,594	29,507	15,986
Specialty Foods	3,779	3,470	1,807
All Other	2,794	1,145	788
Corporate	7,167	6,635	5,807
Total	$ 132,303	$ 96,911	$ 89,823
Depreciation and Amortization
Grocery Products	$ 15,870	$ 15,597	$ 15,084
Refrigerated Foods	60,229	65,689	64,051
Jennie-O Turkey Store	26,144	25,379	26,898
Specialty Foods	9,871	9,817	11,831
All Other	1,437	1,387	1,305
Corporate	5,943	6,296	6,422
Total	$ 119,494	$ 124,165	$ 125,591

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

	Fiscal Year Ended
	October 28, 2012	October 30, 2011	October 31, 2010
Perishable meat	53.5%	55.1%	54.3%
Poultry	19.3	19.1	18.7
Shelf-stable	17.6	16.8	17.5
Other	9.6	9.0	9.5
	100.0%	100.0%	100.0%

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

	Fiscal Year Ended
(in thousands)	October 28, 2012	October 30, 2011	October 31, 2010
United States	$7,739,826	$7,431,798	$6,874,150
Foreign	490,844	463,291	346,569
	$8,230,670	$7,895,089	$7,220,719

In fiscal 2012, sales to Wal-Mart Stores, Inc. (Wal-Mart) represented $1.19 billion or 13.2 percent of the Company’s consolidated revenues (measured as gross sales less returns and allowances). Wal-Mart is a customer for all five segments of the Company.

NOTE P

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following tabulations reflect the unaudited quarterly results of operations for the years ended October 28, 2012, and October 30, 2011.

(in thousands, except per share data)	Net Sales	Gross Profit	Net Earnings	Net Earnings Attributable to Hormel Foods Corporation(1)	Basic Earnings Per Share	Diluted Earnings Per Share
2012
First quarter	$2,039,439	$337,409	$129,333	$128,395	$0.49	$0.48
Second quarter	2,012,859	335,607	128,935	127,887	0.49	0.48
Third quarter	2,008,188	307,056	112,407	111,167	0.42	0.41
Fourth quarter	2,170,184	351,779	134,286	132,601	0.50	0.49
2011
First quarter	$1,921,558	$374,005	$150,035	$148,826	$0.56	$0.55
Second quarter	1,959,041	326,227	110,702	109,579	0.41	0.40
Third quarter	1,910,592	297,855	99,964	98,481	0.37	0.36
Fourth quarter	2,103,898	336,026	118,495	117,309	0.44	0.43

(1) Excludes net earnings attributable to the Company’s noncontrolling interests.

SHAREHOLDER INFORMATION

INDEPENDENT AUDITORS

Ernst & Young LLP

220 South Sixth Street, Ste. 1400

Minneapolis, MN 55402-4509

STOCK LISTING

Hormel Foods Corporation’s common stock is traded on the New York Stock Exchange under the symbol HRL. The CUSIP number is 440452100.

There are approximately 11,400 record shareholders and 36,500 shareholders whose shares are held in street name by brokerage firms and financial institutions.

COMMON STOCK DATA

The high and low prices of the company’s common stock and the dividends per share declared for each fiscal quarter of 2012 and 2011, are shown below:

2012	High	Low	Dividend
First Quarter	$30.330	$28.170	$0.1500
Second Quarter	29.650	27.980	0.1500
Third Quarter	30.700	27.700	0.1500
Fourth Quarter	29.850	27.280	0.1500
2011	High	Low	Dividend
First Quarter	$26.135	$22.515	$0.1275
Second Quarter	29.480	24.525	0.1275
Third Quarter	30.500	27.600	0.1275
Fourth Quarter	30.060	25.880	0.1275

TRANSFER AGENT AND REGISTRAR

Wells Fargo Shareowner Services

1110 Centre Pointe Curve, Suite 101

MAC N9173-010

Mendota Heights, MN 55120

www.shareowneronline.com

For the convenience of shareholders, a toll free number (1-877-536-3559) can be used whenever questions arise regarding changes in registered ownership, lost or stolen certificates, address changes, or other matters pertaining to the transfer of stock or shareholder records. When requesting information, shareholders must provide their Wells Fargo account number or tax identification number, the name(s) in which their stock is registered, and their record address.

The company participates in the Direct Registration Profile Modification System (DRPMS). Transfers or issuances of shares are now issued in book-entry form, unless you specifically request a stock certificate. A statement will be delivered to you reflecting any transactions processed in your account.

The transfer agent makes shareholder account data available to shareholders of record via the Internet. This service allows shareholders to view various account details, such as certificate information, dividend payment history, and/or dividend reinvestment plan records, over a secure Internet connection with the required entry of an account number and authentication ID. Information is available 24 hours per day, seven days a week. If you are interested, you may use the web site www.shareowneronline.com and access “Sign Up Now!” to arrange for setup.

DIVIDEND REINVESTMENT PLAN

Hormel Foods Corporation’s Dividend Reinvestment Plan, available to record shareholders, allows for full dividend reinvestment and voluntary cash purchases with brokerage commissions or other service fees paid by the Company. Automatic debit for cash contribution is also available. This is a convenient method to have money automatically withdrawn each month from a checking or savings account and invested in your Dividend Reinvestment Plan account. To enroll in the plan or obtain additional information, contact Wells Fargo Shareowner Services, using the address or telephone number provided with its listing in this section as Company transfer agent and registrar. Enrollment in the plan is also available by visiting www.shareowneronline.com on the Internet.

An optional direct dividend deposit service offers shareholders a convenient method of having quarterly dividend payments electronically deposited into their personal checking or savings account. The dividend payment is made in the account each payment date, providing shareholders with immediate use of their money. For information about the service and how to participate, contact Wells Fargo Shareowner Services, transfer agent. Activation of this feature is also available by visiting www.shareowneronline.com on the Internet.

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

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Tuesday, January 29, 2013, in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m. (CT).

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

“Country Crock” is a registered trademark of the Unilever Group and is used under license. All rights reserved.  Unilever Group. All rights reserved.

STOCK PERFORMANCE CHART

*$100 invested on 10/26/07 in stock or index — including reinvestment of dividends.

CORPORATE OFFICERS

Jeffrey M. Ettinger*

Chairman of the Board,

President and Chief Executive Officer

Jody H. Feragen*

Executive Vice President
and Chief Financial Officer

Steven G. Binder

Executive Vice President and

President, Hormel Business Units

Ronald W. Fielding

Executive Vice President,

Corporate Strategy,

Planning and Development

(retires effective 12/31/2012)

Richard A. Bross

Group Vice President;

President, Hormel Foods International

Corporation (retires effective 12/31/2012)

Thomas R. Day

Group Vice President,

Foodservice

Donald H. Kremin

Group Vice President,

Specialty Foods

Glenn R. Leitch

Group Vice President;

President, Jennie-O Turkey Store, Inc.

James P. Snee

Group Vice President;

President, Hormel Foods International Corporation

(effective 10/29/2012)

James M. Splinter

Group Vice President,

Grocery Products

Larry L. Vorpahl

Group Vice President;

President, Consumer Products Sales

William F. Snyder

Senior Vice President,

Supply Chain

D. Scott Aakre

Vice President,

Corporate Innovation

and New Product Development

Jeffrey R. Baker

Vice President,

Foodservice Marketing

(effective 10/29/2012)

Deanna T. Brady

Vice President,

Foodservice Sales

Mark A. Coffey

Vice President,

Affiliated Business Units

Refrigerated Foods

Patrick J. Connor

Vice President;

Senior Vice President, Sales,

Consumer Products Sales

Julie H. Craven

Vice President,

Corporate Communications

Michael L. Devine

Vice President,

Grocery Products Operations

Bryan D. Farnsworth

Vice President,

Quality Management

Roland G. Gentzler

Vice President, Finance

and Treasurer

Dennis B. Goettsch

Vice President,

Foodservice Marketing

(retires effective 12/31/2012)

Fred D. Halvin

Vice President,

Corporate Development

(effective 10/29/2012)

Brian D. Johnson

Vice President and

Corporate Secretary

David P. Juhlke

Vice President,

Human Resources

Lori J. Marco

Vice President, External Affairs

and General Counsel

Luis G. Marconi

Vice President,

Grocery Products Marketing

Phillip L. Minerich, Ph.D.

Vice President,

Research and Development

Kurt F. Mueller

Vice President;

Senior Vice President, Sales,

Consumer Products Sales

Jeff A. Nuytten

Vice President,

Refrigerated Foods Operations

Douglas R. Reetz

Vice President;

Senior Vice President, Sales,

Consumer Products Sales

(retires effective 12/31/2012)

James R. Schroeder

Vice President,

Engineering

Patrick J. Schwab

Vice President;

Senior Vice President, Sales,

Consumer Products Sales

(effective 10/29/2012)

James N. Sheehan

Vice President and

Controller

Joe C. Swedberg

Vice President,

Legislative Affairs

Steven J. Venenga

Vice President,

Meat Products Marketing

James T. Anderson

Assistant Controller

*Director