Form 10-K, Exhibit 13
period 2013-10-27
HORMEL FOODS CORP /DE/
filed 2013-12-18
CIK 48465

Exhibit 13.1

SELECTED PAGES OF THE 2013 ANNUAL STOCKHOLDERS’ REPORT

Selected Financial Data

(in thousands, except per share amounts)	2013	2012	2011	2010	2009

Operations
Net Sales	$8,751,654	$8,230,670	$7,895,089	$7,220,719	$6,533,671
Net Earnings	530,076	504,961	479,196	399,776	345,978
Net Earnings Attributable to Hormel Foods Corporation	526,211	500,050	474,195	395,587	342,813
% of net sales	6.01%	6.08%	6.01%	5.48%	5.25%
EBIT(1)	802,124	759,763	737,283	642,386	533,414
% of net sales	9.17%	9.23%	9.34%	8.90%	8.16%
EBITDA(2)	926,974	879,257	861,448	767,977	660,552
% of net sales	10.59%	10.68%	10.91%	10.64%	10.11%
Return on Invested Capital(3)	14.92%	16.43%	16.85%	14.89%	14.09%

Financial Position
Total Assets	4,915,880	4,563,966	4,244,391	4,053,918	3,692,055
Long-term Debt less Current Maturities	250,000	250,000	250,000	–	350,000
Hormel Foods Corporation Shareholders’ Investment	3,311,040	2,819,455	2,656,582	2,400,657	2,122,608

Selected Cash Flow Data
Depreciation and Amortization	124,850	119,494	124,165	125,591	127,138
Capital Expenditures	106,762	132,303	96,911	89,823	96,961
Acquisitions of Businesses	665,415	168	7,207	28,104	701
Share Repurchase	70,819	61,366	152,930	69,574	38,147
Dividends Paid	174,320	152,204	129,975	109,374	101,376

Common Stock
Weighted-Average Shares Outstanding — Basic	264,317	263,466	266,394	266,732	268,454
Weighted-Average Shares Outstanding — Diluted	270,224	268,891	271,915	270,698	270,979
Earnings per Share — Basic	$ 1.99	$ 1.90	$ 1.78	$ 1.48	$ 1.28
Earnings per Share — Diluted	1.95	1.86	1.74	1.46	1.27
Dividends per Share	0.68	0.60	0.51	0.42	0.38
Hormel Foods Corporation Shareholders’ Investment per Share	12.56	10.72	10.06	9.03	7.94

The Company provides EBIT, EBITDA, and Return on Invested Capital because these measures are useful to investors as indicators of operating strength and performance relative to prior years, and are typically used to benchmark our Company’s performance against other companies in our industry. Management uses EBIT as a component of certain executive plans, but does not utilize EBITDA for any material purpose. These measures are calculated as follows:

	2013	2012	2011	2010	2009
(1) EBIT:
Net Earnings Attributable toHormel Foods Corporation	$ 526,211	$ 500,050	$ 474,195	$ 395,587	$ 342,813
Plus: Income Tax Expense	268,431	253,374	239,640	224,775	182,169
Plus: Interest Expense	12,453	12,859	22,662	26,589	27,995
Less: Interest and Investment Income (Loss)	4,971	6,520	(786)	4,565	19,563
EBIT	$ 802,124	$ 759,763	$ 737,283	$ 642,386	$ 533,414
(2) EBITDA:
EBIT per (1) above	$ 802,124	$ 759,763	$ 737,283	$ 642,386	$ 533,414
Plus: Depreciation and Amortization	124,850	119,494	124,165	125,591	127,138
EBITDA	$ 926,974	$ 879,257	$ 861,448	$ 767,977	$ 660,552
(3) Return on Invested Capital:
EBIT per (1) above	$ 802,124	$ 759,763	$ 737,283	$ 642,386	$ 533,414
X (1 — Effective Tax Rate*)	66.22%	66.37%	66.43%	63.77%	65.30%
After-tax EBIT	531,166	504,257	489,771	409,631	348,319
Divided by:
Total Debt	250,000	250,000	250,000	350,000	350,000
Hormel Foods Corporation Shareholders’ Investment	3,311,040	2,819,455	2,656,582	2,400,657	2,122,608
Total Debt and Shareholders’ Investment	3,561,040	3,069,455	2,906,582	2,750,657	2,472,608
Return on Invested Capital	14.92%	16.43%	16.85%	14.89%	14.09%

* Excluding earnings attributable to noncontrolling interests.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE OVERVIEW

Fiscal 2013: Hormel Foods achieved record sales and earnings for fiscal 2013. Sales grew more than 6 percent to $8.8 billion with all five reporting segments recording top line increases. Net earnings for the year were $526.2 million, an increase of 5.2 percent over 2012, with four of five segments contributing to the growth. Earnings per diluted share were $1.95, a 4.8 percent improvement compared to last year.

Significant contributions by both the Grocery Products and International & Other segments drove top and bottom-line growth. Double-digit gains for these segments were supported by the addition of the SKIPPY® peanut butter business, acquired at the beginning of the second quarter. The International & Other segment also benefitted from continued strength in export sales of the SPAM® family of products and fresh pork, along with improved profitability by the Company’s China operations. The results for the Refrigerated Foods segment improved slightly over last year, as the impact of higher pork input costs weighed on the value-added Meat Products and Foodservice businesses. Pork operating margins improved from the challenging environment last year. Significantly higher grain costs and lower commodity turkey meat prices combined to drive lower results for the Jennie-O Turkey Store segment. Momentum from continued growth in value-added products, along with performance gains and expense reductions in the live production supply chain more than offset these year-over-year higher costs during the last quarter of the fiscal year. Strong results in the first nine months of fiscal 2013 drove full year operating profit gains for Specialty Foods. Specialty Foods net sales and segment profit were negatively affected in the last quarter of the year, due to the expiration of the agreement allowing Diamond Crystal Brands to sell certain sugar substitutes in foodservice trade channels. General corporate expense was higher on increased salary, pension, and insurance expense while net interest and investment expense increased due to lower interest income.

Our financial performance continued to generate substantial operating cash flows. We announced our 48th consecutive year of dividend increases, raising our dividend rate by 17.6 percent for fiscal 2014, and repurchased 1.7 million shares of common stock in fiscal 2013, spending $70.8 million.

Fiscal 2014 Outlook: In fiscal 2014, we expect to deliver year-over-year improvements in both sales and earnings. More favorable grain and turkey commodity costs are expected, along with more normalized pork operating margins. We expect the Grocery Products, Refrigerated Foods, Jennie-O

Turkey Store, and International & Other segments to deliver year-over-year earnings growth, while our Specialty Foods segment is projected to post lower earnings as it rebuilds after the expiration of a contract representing a portion of its sugar substitute business. We will benefit from a full year of contributions from the SKIPPY® peanut butter business. Building our branded, value-added product lines and delivering product innovation will be continued priorities which will allow us to provide consumers with great tasting, convenient, and healthy food options at a good value. Our strong balance sheet and free cash flow will provide the opportunity to build our business through internal expansion or strategic acquisitions, as well as continue to return cash to our shareholders.

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

If performed, the quantitative goodwill impairment test is a two-step process. First, the fair value of each reporting unit is compared to its corresponding carrying value, including goodwill. The fair value of each reporting unit is estimated using discounted cash flow valuations. The assumptions used in the estimate of fair value, including future growth rates, terminal values, and discount rates, require significant judgment.

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

If the first step results in the carrying value exceeding the fair value of any reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. Even if not required, the Company periodically elects to perform the quantitative test in order to confirm the qualitative assessment.

Based on the qualitative assessment conducted in fiscal 2013, performance of the quantitative two-step test was not required for any of the Company’s reporting units. However, the Company also elected to perform the quantitative test in fiscal 2013 to further validate the qualitative assessment. No goodwill impairment charges were recorded.

In conducting the annual impairment test for its indefinite-lived intangible assets, the Company first performs a qualitative assessment to determine whether it is more likely than not (> 50% likelihood) that an indefinite-lived intangible asset is impaired. If the Company concludes that this is the case, then a quantitative test for impairment must still be performed. Otherwise, the Company does not need to perform a quantitative test.

In conducting the initial qualitative assessment, the Company analyzes growth rates for historical net sales and the results of prior quantitative tests performed. Additionally, each reporting unit assesses critical areas that may impact their intangible assets or the applicable royalty rates to determine if there are factors that could impair the asset.

If performed, the quantitative impairment test compares the fair value and carrying value of the indefinite-lived intangible asset. The fair value of indefinite-lived intangible assets is primarily determined on the basis of estimated discounted value, using the relief from royalty method. The assumptions used in the estimate of fair value, including future sales projections and discount rates, require significant judgment. The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future sales projection for each reporting unit as included in their profit plans. The Company reviews various Company and industry factors when determining the assumptions to use in estimating the fair value. Additionally, the Company performs sensitivity testing of the sales assumptions and discount rate to assess the impact on the fair value for each intangible asset under various circumstances. If the carrying value exceeds fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded for the difference. Even if not required, the Company periodically elects to perform the quantitative test in order to confirm the qualitative assessment.

Based on the qualitative assessment conducted in fiscal 2013, performance of the quantitative test was not required for any of the Company’s indefinite-lived intangible assets. No impairment charges were recorded for indefinite-lived intangible assets for fiscal 2013.

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

Refrigerated Foods

This segment includes the Hormel Refrigerated operating segment and the Affiliated Business Units. This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork and beef products for retail, foodservice, and fresh product customers. The Affiliated Business Units include the Farmer John, Burke Corporation, Dan’s Prize, Saag’s Products, Inc., and Precept Foods businesses. Precept Foods, LLC is a 50.01 percent owned joint venture.

Jennie-O Turkey Store	This segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for retail, foodservice, and fresh product customers.

Specialty Foods

This segment includes the Diamond Crystal Brands (DCB), Century Foods International (CFI), and Hormel Specialty Products (HSP) operating segments. This segment consists of the packaging and sale of private label shelf stable products, nutritional products, sugar, and condiments to industrial, retail, and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products.

International & Other

This segment includes the Hormel Foods International operating segment, which manufactures, markets, and sells Company products internationally. This segment also includes the results from the Company’s international joint ventures and miscellaneous corporate sales. This segment was previously the All Other segment, and was renamed in the second quarter of fiscal 2013 with no change in the composition of the segment.

The Company’s fiscal year consisted of 52 weeks in 2013, 2012, and 2011.

FISCAL YEARS 2013 AND 2012:

Consolidated Results

Net Earnings: Net earnings attributable to the Company for the fourth quarter of fiscal 2013 were $157.3 million, an increase of 18.7 percent compared to earnings of $132.6 million for the same quarter last year. Diluted earnings per share were $0.58 compared to $0.49 for the same quarter last year. Net earnings attributable to the Company for fiscal 2013 increased 5.2 percent to $526.2 million, from $500.1 million in fiscal 2012. Diluted earnings per share for fiscal 2013 increased 4.8 percent to $1.95 compared to $1.86 per share last year.

Net Sales: Net sales for the fourth quarter of fiscal 2013 increased to $2.32 billion from $2.17 billion in 2012, an increase of 7.1 percent. Net sales for fiscal 2013 increased 6.3 percent to $8.75 billion compared to $8.23 billion in the prior year. Tonnage for the fourth quarter increased 3.0 percent to 1.30 billion lbs. compared to 1.26 billion lbs. for the same period last year. Tonnage for the fiscal year increased 2.8 percent to 4.97 billion lbs. from 4.83 billion lbs. in the prior year. Four of the Company’s five reporting segments delivered sales growth in the fourth quarter of fiscal 2013, and all five segments improved on a full year basis compared to fiscal 2012.

Net sales for fiscal 2013 were enhanced by the addition of the SKIPPY® peanut butter business acquired at the beginning of the second quarter. These sales contributed an incremental $94.8 million of net sales and 58.1 million lbs. for the fourth quarter, and $272.8 million of net sales and 163.4 million lbs. for the fiscal year. Additionally, top-line comparative results for the year were impacted by the addition of Don Miguel Foods Corp. sales (additional product lines within the MegaMex joint venture) when the Company’s retail sales force assumed responsibility for these sales beginning in the third quarter of fiscal 2012. These sales contributed an incremental $103.2 million of net sales and 47.4 million lbs. to the top-line results for the fiscal year. Higher export sales of the SPAM® family of products by the Company’s international business provided notable growth throughout fiscal 2013. Increased value-added sales within the Refrigerated Foods and Jennie-O Turkey Store segments also contributed to the top-line results for both the fourth quarter and fiscal year. The more modest tonnage increase reflects continued lower sales of commodity meat items as harvest levels were reduced to limit the Company’s exposure to unfavorable operating margins. In addition, planned reductions in the Refrigerated Foods feed sales business impacted volume comparisons.

The Company expects to continue its strong top-line momentum entering 2014. The addition of the SKIPPY® line of products represents a significant opportunity for the Company to grow its branded presence in the center of the store with a non-meat protein product and reinforces the Company’s balanced portfolio. The SKIPPY® product line will also strengthen the Company’s global presence and complement the sales strategy in China for the SPAM® family of products. Driven by a new “Make the Switch” advertising campaign, strong sales of Jennie-O Turkey Store® lean ground turkey are expected. The Company plans to continue building the REV® brand with advertising support in 2014. In addition, the Company intends to launch the first national advertising campaign in over ten years in support of the SKIPPY® line of products in the latter half of fiscal 2014.

Gross Profit: Gross profit was $385.5 million and $1.41 billion for the 2013 fourth quarter and fiscal year, respectively, compared to $351.8 million and $1.33 billion last year. As a percentage of net sales, gross profit increased to 16.6 percent for the fourth quarter compared to 16.2 percent in fiscal 2012, but decreased to 16.1 percent for the year compared to 16.2 percent in fiscal 2012. Strong fourth quarter performances from the Refrigerated Foods, Grocery Products, and International & Other segments offset lower margins in the Jennie-O Turkey Store and Specialty Foods segments. The additional margins from SKIPPY® peanut butter sales boosted margins for both the Grocery Products and International & Other segments. Additionally, continued strong margins were experienced on export sales of the SPAM® family of products in the International & Other segment and improved results in the value-added businesses were seen in the Refrigerated Foods segment during the fourth quarter. These increases were able to overcome a sharp decline in the Specialty Foods segment due to the expiration of the agreement allowing Diamond Crystal Brands to sell certain sugar substitutes in foodservice trade channels and higher input costs for Hormel Specialty Products. For the full year, gross margins were hindered by high grain costs and weak commodity turkey prices for Jennie-O Turkey Store and poor pork processing margins for Refrigerated Foods. In addition, shipping and handling expenses for the fiscal year increased compared to fiscal 2012 in four of the Company’s five reporting segments.

Moving into fiscal 2014, the Company expects continued improved results from the Grocery Products, Refrigerated Foods, Jennie-O Turkey Store, and International & Other segments. The Specialty Foods segment will be challenged as the segment rebuilds after the expiration of a contract representing a portion of the sugar substitute business. Headwinds to the outlook for fiscal 2014 include high beef input costs and potentially volatile hog costs. However, more favorable grain and turkey commodity costs are expected as well as more normalized pork operating margins. Turkey production will be modestly increased in 2014 to support the Jennie-O Turkey Store value-added product needs. The Company will also benefit from a full year of SKIPPY® peanut butter sales aiding the Grocery Products and International & Other segments. Advertising support of the Company’s core brands should also enhance margin results in fiscal 2014.

Selling, General and Administrative: Selling, general and administrative expenses for the fourth quarter and year were $147.4 million and $627.3 million, respectively, compared to $159.7 million and $605.9 million last year. Selling, general and administrative expenses as a percentage of net sales for the fourth quarter decreased to 6.3 percent compared to the prior year at 7.4 percent. For the fiscal year, these expenses decreased to 7.2 percent of net sales from 7.4 percent in fiscal 2012. The expense incurred in fiscal 2013 includes transition and transaction costs incurred related to the acquisition of the SKIPPY® peanut butter business compared to the prior year. A reduction in advertising expenses led to a lower expense for both the fourth quarter and year as the prior year included a significant investment in the “Make the Switch” media campaign. Lower employee benefit-related costs were also seen in the fourth quarter compared to the prior year. As a percentage of net sales, the Company expects selling, general and administrative expenses to be between 7.3 percent and 7.6 percent in fiscal 2014.

Research and development expenses were $7.2 million and $29.9 million for the fiscal 2013 fourth quarter and year, respectively, compared to $8.1 million and $29.8 million in fiscal 2012. Product innovation and further expansion of value-added product lines continue to be a priority for the Company in fiscal 2014.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $2.1 million and $20.5 million for the fiscal 2013 fourth quarter and year, respectively, compared to $10.1 million and $38.7 million last year. The decrease is a result of lower earnings from the Company’s 50 percent owned MegaMex joint venture, which experienced higher incentive expense on the Fresherized Foods acquisition, unfavorable exchange rates, and higher input costs. Overall improved results were seen in the Company’s international joint ventures for the fourth quarter, while fiscal 2013 resulted in an overall decline for those operations compared to the prior year.

The Company accounts for its majority-owned operations under the consolidation method. Investments in which the Company owns a minority interest, and for which there are no other indicators of control, are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the Consolidated Statements of Financial Position as investments in and receivables from affiliates. The composition of this line item at October 27, 2013, was as follows:

(in thousands) Country	Investments/Receivables

United States	$203,413
Philippines	52,652
Vietnam	5,671
Mexico	5,724
Japan	3,149
Total	$270,609

Income Taxes: The Company’s effective tax rate for the fiscal 2013 fourth quarter and year was 33.9 percent and 33.6 percent, respectively, compared to 33.1 percent and 33.4 percent, respectively, for the quarter and year in fiscal 2012. The Company expects the effective tax rate in fiscal 2014 to be between 34 percent and 35 percent.

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

	Fourth Quarter Ended			Year Ended
(in thousands)	October 27, 2013	October 28, 2012	% Change	October 27, 2013	October 28, 2012	% Change
Net Sales
Grocery Products	$ 419,615	$ 340,222	23.3	$1,517,557	$1,170,871	29.6
Refrigerated Foods	1,108,157	1,063,941	4.2	4,251,515	4,222,752	0.7
Jennie-O Turkey Store	459,670	429,199	7.1	1,601,868	1,549,227	3.4
Specialty Foods	212,485	247,429	(14.1)	932,533	924,472	0.9
International & Other	123,275	89,393	37.9	448,181	363,348	23.3
Total	$2,323,202	$2,170,184	7.1	$8,751,654	$8,230,670	6.3
Segment Operating Profit
Grocery Products	$ 63,476	$ 54,248	17.0	$ 213,646	$ 181,251	17.9
Refrigerated Foods	79,453	61,150	29.9	232,692	228,665	1.8
Jennie-O Turkey Store	65,550	52,232	25.5	222,117	238,298	(6.8)
Specialty Foods	15,975	24,093	(33.7)	88,873	83,089	7.0
International & Other	22,069	12,126	82.0	71,490	49,889	43.3
Total segment operating profit	246,523	203,849	20.9	828,818	781,192	6.1
Net interest and investment expense (income)	595	1,407	(57.7)	7,482	6,339	18.0
General corporate expense	7,466	3,389	120.3	26,694	21,429	24.6
Noncontrolling interest	1,145	1,685	(32.0)	3,865	4,911	(21.3)
Earnings before income taxes	$ 239,607	$ 200,738	19.4	$ 798,507	$ 758,335	5.3

Grocery Products: Grocery Products net sales increased 23.3 percent for the fiscal 2013 fourth quarter and 29.6 percent for the year compared to fiscal 2012. Tonnage increased 24.4 percent for the quarter and 29.1 percent for the year compared to prior year results. The comparative results reflect the addition of the newly acquired SKIPPY® peanut butter business beginning in the second quarter of fiscal 2013 and Don Miguel Foods Corp. sales (additional product lines within the MegaMex joint venture) beginning in the third quarter of fiscal 2012 when the Company’s retail sales force assumed responsibility for these sales. The addition of the SKIPPY® peanut butter business contributed an incremental $75.6 million of net sales and 48.1 million lbs. to the top-line results for the fourth quarter. On a combined basis, these businesses contributed an incremental $322.0 million of net sales and 182.8 million lbs. to the top-line results for fiscal 2013.

Improved sales in both the fourth quarter and fiscal year were recorded for Hormel® bacon toppings and the Herdez® and Don Miguel® products within the Company’s MegaMex Foods joint venture which offset declines in categories such as Hormel® chili and Hormel® chunk meats. Sales of the Hormel® Compleats® line of microwave meals were also strong, enhanced by the introduction of new breakfast meal items towards the end of the third quarter.

Segment profit for Grocery Products increased 17.0 percent for the fourth quarter and 17.9 percent for the year compared to fiscal 2012. Along with the positive performance from the

SKIPPY® peanut butter products, profit results for the fourth quarter and year benefitted from improved margin performance in Hormel® Compleats® microwave meals and Hormel® bacon toppings. Higher pork and beef input costs squeezed margins of Hormel® chili and the SPAM® family of products. Lower equity in earnings results from the MegaMex joint venture in also impacted profits due to higher incentive expense on the Fresherized Food acquisition, unfavorable exchange rates, and higher input costs.

Looking ahead, the Company expects continued sales growth in fiscal 2014 for Grocery Products. The segment will benefit from a full year of SKIPPY® peanut butter sales, and the Company intends to launch the first national advertising campaign in over ten years in support of the SKIPPY® line of products in the latter half of fiscal 2014 to further enhance sales. Continued volatile protein markets remain a concern for this segment entering 2014, and the need for pricing actions will be assessed to protect margin contributions as the year progresses.

Refrigerated Foods: Net sales for the Refrigerated Foods segment increased 4.2 percent for the fiscal 2013 fourth quarter and increased 0.7 percent for the year compared to fiscal 2012. Tonnage decreased 4.8 percent for the fourth quarter and decreased 3.7 percent for the fiscal year compared to prior year results, as planned reductions in this segment’s feed sales business beginning late in the first quarter of fiscal

2013 impacted volume comparisons. Lower sales of commodity fresh pork items contributed to top-line declines in the first half of fiscal 2013, as a reduction in harvest levels was taken to limit the Company’s exposure to unfavorable pork operating margins. However, top-line results strengthened during the second half of the year and solid net sales gains across several key value-added product lines were able to offset the decline in fresh pork sales for the fourth quarter.

Several value-added product lines within Refrigerated Foods experienced notable growth during fiscal 2013. The Meat Products business unit had a solid performance throughout fiscal 2013 for Hormel® pepperoni, Hormel® Natural Choice® deli meats, and Lloyd’s® ribs in the retail channel. The new Hormel® REV® wraps enjoyed broad consumer acceptance, driven in part by a national advertising campaign which began in late July. Within the Foodservice business unit, sales gains for fiscal 2013 were generated by several value-added products, led by sales of Hormel® Natural Choice® deli meats and Hormel® Fire BraisedTM meats.

Segment profit for Refrigerated Foods increased 29.9 percent in the fourth quarter and 1.8 percent for the year, compared to fiscal 2012. Pork operating margins in the fourth quarter improved compared to last year’s challenging operating environment, offsetting unseasonably high hog costs. Additionally, retail bacon pricing actions taken during the third quarter drove improved margins toward the end of fiscal 2013.

Entering fiscal 2014, the Company expects more normalized pork operating margins and continued growth in the Refrigerated Foods value-added product lines. However, hog costs may potentially be volatile later in the year due to concerns in the marketplace about the Porcine Epidemic Diarrhea Virus (PEDV) affecting industry supply. The Company intends to maintain hog harvest levels flat with fiscal 2013 levels, but will monitor the impact of hog prices as the year progresses. Ongoing new product activity, including reformulation and packaging updates of the Hormel® Country Crock® side dishes and continued distribution of Hormel® REV® wraps should enhance sales for this segment entering the new fiscal year.

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the fiscal 2013 fourth quarter and year increased 7.1 percent and 3.4 percent, respectively, compared to fiscal 2012. Tonnage increased 7.8 percent for the fourth quarter and 1.3 percent for the year, compared to prior year results. JOTS value-added products continued to deliver sales gains throughout the fourth quarter and fiscal year. Retail sales of Jennie-O Turkey Store® fresh turkey chubs, turkey breakfast sausage, and turkey bacon were robust, while Jennie-O Turkey Store® fresh turkey tray pack sales were down during the fourth quarter. Total harvest volume increased during the fourth quarter compared to fiscal 2012, after intentional reductions were taken earlier in the year to reduce the segment’s exposure to weak commodity meat pricing.

Segment profit for JOTS increased 25.5 percent for the fourth quarter and decreased 6.8 percent for the year, compared to fiscal 2012. Significantly higher grain costs and lower commodity turkey meat prices during the first half of the year resulted in lower earnings for fiscal 2013, partially offset by operational efficiencies and continued momentum from value-added business. Fourth quarter results were also driven by continued growth in value-added sales, along with performance gains and expense reductions in operations, live production and supply chain, which were able to offset the impact of market conditions as the fiscal year ended. Reductions in advertising expense also provided lower expenses for this segment for both the fourth quarter and fiscal year.

Entering fiscal 2014, the value-added businesses for JOTS will look to expand across several categories with fresh tray pack items, fresh turkey chubs, and turkey bacon leading the increase. A renewed focus on the JOTS “Make the Switch” advertising campaign featuring lean ground turkey is also expected to enhance sales in fiscal 2014. Lower feed costs, more favorable commodity markets, and increased value-added sales will benefit JOTS in 2014. A modest increase in turkey production is planned in 2014 to support JOTS value-added product needs.

Specialty Foods: Specialty Foods net sales decreased 14.1 percent for the fiscal 2013 fourth quarter and increased 0.9 percent for the year compared to fiscal 2012. Tonnage decreased 8.3 percent for the quarter and 2.0 percent for the year, compared to prior year results. Sales declines at DCB drove the top-line decreases for both the quarter and fiscal year, due to the expiration of the agreement allowing DCB to sell certain sugar substitutes in foodservice trade channels. Softer sugar and liquid portion sales also contributed to the year-over-year decline. CFI experienced sales declines in the fourth quarter in the nutritional category, which was partially offset by higher ready-to-drink sales. For the fiscal year, ready-to-drink and nutritional sales drove the year-over-year sales increase. HSP posted sales gains in canned meats in the fourth quarter and fiscal year.

Specialty Foods segment profit decreased 33.7 percent for the fourth quarter and increased 7.0 percent for the year compared to fiscal 2012. Declines in the fourth quarter were driven by the expiration of the sugar substitute agreement noted above. High protein raw material costs negatively impacted results in the fourth quarter and fiscal year. The favorable results for the fiscal year were driven by efforts to diversify the customer base and a favorable product mix for CFI, improved margins in Hormel Health Labs, and stronger ingredient sales for HSP.

Looking forward to fiscal 2014, the Specialty Foods segment will likely register sales and profit declines as it experiences continued higher raw material costs and refocuses following the expiration of its sugar substitute contract.

International & Other: International & Other net sales increased 37.9 percent for the fiscal 2013 fourth quarter and 23.3 percent for the year compared to fiscal 2012. Strong export sales of the SPAM® family of products and improved performance by the Company’s China operations were the principal drivers of the top-line results for both the fourth quarter and fiscal year. The addition of worldwide SKIPPY® product sales (excluding Mainland China) also enhanced top- line results, contributing $17.5 million of net sales and 9.3 million lbs. in the fourth quarter and $51.0 million of net sales and 26.4 million lbs. for fiscal 2013.

International & Other segment profit increased 82.0 percent and 43.3 percent for the fiscal 2013 fourth quarter and year, respectively, compared to fiscal 2012. Segment profit gains for the fourth quarter and fiscal year were largely driven by robust margins on exports of the SPAM® family of products and fresh pork items. Improved overall results for the Company’s international joint ventures also provided a benefit for fiscal 2013.

After achieving another record segment profit year in fiscal 2013, the Company’s international business is entering 2014 with good momentum. The Company expects strong export sales of the SPAM® family of products and fresh pork to continue in fiscal 2014, coupled with positive results from the Company’s China operations and the addition of a full year of SKIPPY® product sales. Subsequent to the end of the fiscal year, the Company completed the acquisition of the China based SKIPPY® peanut butter business which will further enhance the Company’s presence in China and results for this segment.

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

Net interest and investment expense (income) for the fourth quarter and fiscal year was a net expense of $0.6 million and $7.5 million, respectively, compared to a net expense of $1.4 million and $6.3 million for the comparable periods of fiscal 2012. The decreased expense for the fourth quarter is primarily due to better returns on the Company’s rabbi trust. For the year, increased net expense primarily reflects lower interest income, as the acquisition of the United States based SKIPPY® peanut butter business decreased invested funds in the current year. Interest expense was $12.5 million for fiscal 2013, decreasing slightly from $12.9 million in fiscal 2012. The Company expects interest expense to be approximately $12.0 to $14.0 million for fiscal 2014.

General corporate expense for the fourth quarter and year was $7.5 million and $26.7 million, respectively, compared to $3.4 million and $21.4 million for the comparable periods of the prior year. An increase in the Company’s lower of cost or market inventory reserve caused a notable expense increase for the fourth quarter and fiscal year compared to fiscal 2012. The higher expense for both the fourth quarter and fiscal year also reflects an increase in employee-related expenses compared to the prior year.

Net earnings attributable to the Company’s noncontrolling interests were $1.1 million and $3.9 million for the 2013 fourth quarter and fiscal year, respectively, compared to $1.7 million and $4.9 million for the comparable periods of fiscal 2012. The Company’s Precept Foods business generated lower results for both the fourth quarter and full year compared to fiscal 2012. However, these declines were partially offset by continued improvement from the Company’s China operations, which were up for both the fourth quarter and fiscal year compared to prior year results.

FISCAL YEARS 2012 AND 2011:

Consolidated Results

Net Earnings: Net earnings attributable to the Company for the fourth quarter of fiscal 2012 were $132.6 million, an increase of 13.0 percent compared to earnings of $117.3 million for the same quarter in fiscal 2011. Diluted earnings per share were $0.49 compared to $0.43 for the same quarter in fiscal 2011. Net earnings attributable to the Company for fiscal 2012 increased 5.5 percent to $500.1 million, from $474.2 million in fiscal 2011. Diluted earnings per share for fiscal 2012 increased 6.9 percent to $1.86 compared to $1.74 per share in fiscal 2011.

Net Sales: Net sales for the fourth quarter of fiscal 2012 increased to $2.17 billion from $2.10 billion in 2011, an increase of 3.2 percent. Net sales for fiscal 2012 increased 4.3 percent to $8.23 billion compared to $7.90 billion in fiscal 2011. Tonnage for the fourth quarter increased 1.6 percent to 1.26 billion lbs. compared to 1.24 billion lbs. for the same period in fiscal 2011. Tonnage for fiscal year 2012 increased 0.2 percent to 4.83 billion lbs. from 4.82 billion lbs. in fiscal 2011. Four of the Company’s five reporting segments delivered sales growth in the fourth quarter of fiscal 2012, and all five segments improved on a full year basis compared to fiscal 2011. Increased value-added sales across all segments of the Company drove the top-line results for both the fourth quarter and fiscal year in 2012. The more modest tonnage increase reflected a decline in commodity meat sales for both the Refrigerated Foods and Jennie-O Turkey Store segments in fiscal 2012 compared to fiscal 2011.

The record sales results for fiscal year 2012 reflected ongoing support of the Company’s key Hormel® and Jennie-O Turkey Store® brands through effective media campaigns. The Company also benefitted from a new advertising campaign celebrating the 75th anniversary of the iconic SPAM® brand featuring the Sir-Can-A-LotTM character. Top-line results for Grocery Products were further enhanced by the inclusion of sales of Don Miguel Foods Corp. products (additional product lines within the MegaMex joint venture), as the Company’s retail sales force assumed responsibility for these sales beginning in the third quarter of fiscal 2012. These sales contributed $95.9 million to the top line results for fiscal 2012. In addition, the Company achieved its remarkable goal of generating more than $2 billion in sales from new products that did not exist 12 years ago.

Gross Profit: Gross profit was $351.8 million and $1.33 billion for the 2012 fourth quarter and fiscal year, respectively, compared to $336.0 million and $1.33 billion in fiscal 2011. As a percentage of net sales, gross profit increased to 16.2 percent for the fourth quarter of fiscal 2012 compared to 16.0 percent in the fourth quarter of fiscal 2011, but decreased to 16.2 percent for fiscal year 2012 compared to 16.9 percent in fiscal 2011. Shipping and handling expenses increased compared to fiscal 2011 across all segments of the Company. Additionally, the spread between hog costs and primal values remained well below prior year levels throughout fiscal 2012, resulting in substantial declines in pork operating margins compared to fiscal 2011. Losses in the Company’s live hog operations and the negative impact of grain based procurement contracts also decreased margins for Refrigerated Foods. Although value-added sales growth for that segment was strong for fiscal 2012, it was unable to fully offset the losses in operations. Jennie-O Turkey Store generated strong margins for fiscal year 2012, as value-added sales growth and ongoing operational efficiencies were able to overcome the impact of significantly higher feed costs. Lower raw material costs and an improved product mix also enhanced margins for the Company’s international business.

Selling, General and Administrative: Selling, general and administrative expenses for the 2012 fourth quarter and fiscal year were $159.7 million and $605.9 million, respectively, compared to $156.7 million and $618.6 million in fiscal 2011. Selling, general and administrative expenses as a percentage of net sales for the fourth quarter remained flat compared to the fourth quarter of fiscal year 2011 at 7.4 percent. For fiscal year 2012, these expenses decreased to 7.4 percent of net sales from 7.8 percent in fiscal 2011. The lower expense incurred in fiscal 2012 was primarily due to a reduction in advertising. In fiscal 2011, the Company invested significantly in “Make the Switch” media campaigns for Jennie-O Turkey Store® products. In fiscal 2012, the Company was able to build upon this successful media campaign by introducing new turkey bacon and breakfast sausage products, but overall spending did not reach fiscal year 2011 levels. Pension and insurance related expenses also decreased during fiscal 2012, but were partially offset by increases in brokerage and professional service expenses compared to fiscal 2011.

Research and development expenses were $8.1 million and $29.8 million for the fiscal 2012 fourth quarter and year, respectively, compared to $8.2 million and $29.4 million in fiscal 2011.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $10.1 million and $38.7 million for the fiscal 2012 fourth quarter and year, respectively, compared to $7.6 million and $26.8 million in fiscal 2011. Strong results from the Company’s 50 percent owned MegaMex joint venture were the primary driver of the increase for both the fourth quarter and year compared to fiscal 2011. Results were mixed for the Company’s international joint ventures, resulting in an overall decline for those operations for fiscal 2012 compared to fiscal 2011.

The Company accounts for its majority-owned operations under the consolidation method. Investments in which the Company owns a minority interest, and for which there are no other indicators of control, are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the Consolidated Statements of Financial Position as investments in and receivables from affiliates. The composition of this line item at October 28, 2012, was as follows:

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

	Fourth Quarter Ended			Year Ended
(in thousands)	October 28, 2012	October 30, 2011	% Change	October 28, 2012	October 30, 2011	% Change
Net Sales
Grocery Products	$ 340,222	$ 282,018	20.6	$1,170,871	$ 1,064,558	10.0
Refrigerated Foods	1,063,941	1,092,024	(2.6)	4,222,752	4,189,224	0.8
Jennie-O Turkey Store	429,199	408,943	5.0	1,549,227	1,467,222	5.6
Specialty Foods	247,429	232,213	6.6	924,472	835,584	10.6
International & Other	89,393	88,700	0.8	363,348	338,501	7.3
Total	$2,170,184	$2,103,898	3.2	$8,230,670	$ 7,895,089	4.3
Segment Operating Profit
Grocery Products	$ 54,248	$ 44,518	21.9	$ 181,251	$ 162,556	11.5
Refrigerated Foods	61,150	69,420	(11.9)	228,665	292,624	(21.9)
Jennie-O Turkey Store	52,232	49,561	5.4	238,298	204,940	16.3
Specialty Foods	24,093	22,322	7.9	83,089	76,905	8.0
International & Other	12,126	9,770	24.1	49,889	36,250	37.6
Total segment operating profit	203,849	195,591	4.2	781,192	773,275	1.0
Net interest and investment expense (income)	1,407	6,611	(78.7)	6,339	23,448	(73.0)
General corporate expense	3,389	9,827	(65.5)	21,429	35,992	(40.5)
Noncontrolling interest	1,685	1,186	42.1	4,911	5,001	(1.8)
Earnings before income taxes	$ 200,738	$ 180,339	11.3	$ 758,335	$ 718,836	5.5

Grocery Products: Grocery Products net sales increased 20.6 percent for the fiscal 2012 fourth quarter and 10.0 percent for the year compared to fiscal 2011. Tonnage increased 17.3 percent for the quarter and 5.8 percent for fiscal year 2012 compared to fiscal 2011 results. The comparative results reflected the addition of Don Miguel Foods Corp. sales (additional product lines within the MegaMex joint venture) as the Company’s retail sales force assumed responsibility for these sales beginning in the third quarter of fiscal 2012. These sales contributed an incremental $95.9 million of net sales and 46.0 million lbs. to the top-line results for fiscal 2012.

Following declines in the first half of fiscal 2012, sales and tonnage results for Grocery Products strengthened during the latter half of the year due to increased sales of core product lines. Strong sales of the SPAM® family of products were propelled by an advertising campaign featuring the Sir-Can-A-LotTM character and publicity around the 75th anniversary. Sales of Mexican food products with the Company’s MegaMex joint venture were also robust throughout fiscal 2012. Improved results for other key items in the fourth quarter, including Hormel® bacon toppings and Hormel® chili, offset declines in categories such as Hormel® chunk meats and Dinty Moore® canned products. Sales of the Hormel® Compleats® line of microwave meals were also softer during the fourth quarter of fiscal 2012 due to a shift in promotional timing.

Segment profit for Grocery Products increased 21.9 percent for the fiscal year 2012 fourth quarter and 11.5 percent for the year compared to fiscal 2011. Profit results for both the 2012 fourth quarter and fiscal year benefitted from the volume increases in core products noted above, such as the SPAM® family of products and Hormel® chili. Lower pork and beef input costs in the latter half of fiscal year 2012 also improved profit results for this segment. Increased equity in earnings results from the MegaMex joint venture also contributed to higher profitability throughout fiscal 2012 compared to fiscal 2011.

Refrigerated Foods: Net sales for the Refrigerated Foods segment decreased 2.6 percent for the fiscal 2012 fourth quarter and increased 0.8 percent for the year compared to fiscal 2011. Tonnage remained flat for the fourth quarter and decreased 0.8 percent for fiscal year 2012 compared to fiscal 2011 results. The top-line softness reflected reduced sales of commodity fresh pork items resulting from reduced harvest levels and lower commodity markets, primarily in the latter half of fiscal year 2012. However, gains were reported across several key value-added product categories during fiscal 2012, partially offsetting the decline in fresh pork sales.

As noted, value-added product lines within Refrigerated Foods did experience notable growth during fiscal 2012. The Meat Products business unit had a solid performance throughout fiscal 2012 for Hormel® Natural Choice® deli meats, Hormel® party trays, and Hormel® pepperoni. Sales of Hormel® Cure 81® premium hams, Hormel® refrigerated entrees, and convenience bacon were also strong during the fourth quarter of fiscal 2012. Within the Foodservice business unit, sales gains for fiscal 2012 were reported in several core categories, with particularly strong growth in Hormel® Natural Choice® deli meats and Hormel® premium bacon. Sales of Hormel® Always Tender® prepared pork were also up nicely for the fiscal 2012 fourth quarter compared to fiscal 2011.

Segment profit for Refrigerated Foods decreased 11.9 percent in the fiscal 2012 fourth quarter and 21.9 percent for the year compared to fiscal 2011. Strong results in the segment’s value-added businesses were not able to fully offset significantly lower pork operating margins, as the spread between hog costs and primal values remained below prior year levels for much of fiscal 2012. Losses in the Company’s live hog operations due to elevated grain costs also negatively impacted results.

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the fiscal 2012 fourth quarter and year increased 5.0 percent and 5.6 percent, respectively, compared to fiscal 2011. Tonnage decreased 1.9 percent for the fourth quarter and 2.2 percent for the year, compared to fiscal 2011 results. The top-line growth was driven by continued strength in sales of value-added products and an improved product mix. Value-added net sales experienced double-digit growth for both the 2012 fourth quarter and fiscal year, led by sales of Jennie-O Turkey Store® fresh tray pack items and turkey burgers. This growth more than offset lower commodity meat sales resulting from reduced volumes and pricing compared to fiscal 2011. The tonnage decline in the fiscal 2012 fourth quarter also reflected a shift in the timing of shipments, as a portion of the holiday whole bird sales shipped later in the year and are reflected in fiscal 2013 results.

This segment continued to benefit from its “Make the Switch” marketing campaign, with new commercials in the fourth quarter of fiscal 2012 focusing on turkey bacon and breakfast sausage products. This campaign positively impacted results during the fiscal 2012 fourth quarter.

Segment profit for JOTS increased 5.4 percent for the fiscal 2012 fourth quarter and 16.3 percent for the year compared to fiscal 2011. Increased value-added business, ongoing operational efficiencies, and lower advertising expenses were key drivers of the improved profitability. Whole bird pricing was also much improved compared to fiscal 2011. These factors were able to mitigate the higher, volatile grain markets that were experienced throughout fiscal 2012, which caused feed costs to be significantly higher than fiscal 2011. Commodity meat pricing also averaged well below prior year levels, which further constricted profit results for this segment in fiscal 2012.

Specialty Foods: Specialty Foods net sales increased 6.6 percent for the fiscal 2012 fourth quarter and 10.6 percent for the year compared to fiscal 2011. Tonnage decreased 2.3 percent for the quarter and increased 1.1 percent for the year, compared to fiscal 2011 results. Sales growth at CFI drove the top-line increases for both the quarter and fiscal year in 2012, led by strong sales of nutritional products, ready-to-drink items, and store brands. Sales gains for HSP were also noted on private label canned meats and savory items, aided by pricing actions. Although DCB continued to report increased sales of blended products, overall declines in sugar substitutes and other core products were experienced throughout fiscal 2012.

Specialty Foods segment profit increased 7.9 percent for the fiscal 2012 fourth quarter and 8.0 percent for the year compared to fiscal 2011. The results were driven by a strong fourth quarter for HSP, reflecting the benefit of lower raw material costs for hash, luncheon meat, and chili items. Prior pricing actions in response to higher raw material costs for other key product categories also strengthened margins in the back half of fiscal year 2012. Overall improvements in both product mix and the customer base contributed to the profitability for this segment for both the fiscal 2012 fourth quarter and year compared to fiscal 2011.

International & Other: International & Other net sales increased 0.8 percent for the fiscal 2012 fourth quarter and 7.3 percent for the year compared to fiscal 2011. Strong export sales of fresh pork and the SPAM® family of products drove top-line results for fiscal year 2012, although moderating in the fourth quarter.

International & Other segment profit increased 24.1 percent and 37.6 percent for the fiscal 2012 fourth quarter and year, respectively, compared to fiscal 2011. Segment profit was driven by strong export volumes throughout the year, as well as prior pricing actions and the benefit of lower raw material costs. Results for the Company’s China operations also continued to improve throughout the year due to lower raw material costs and an improved product mix, which were able to offset an overall decline for the Company’s international joint venture operations for fiscal 2012.

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

Net interest and investment expense (income) for the 2012 fourth quarter and fiscal year was a net expense of $1.4 million and $6.3 million, respectively, compared to a net expense of $6.6 million and $23.4 million for the comparable periods of fiscal 2011. Interest expense was $12.9 million for fiscal 2012, decreasing from $22.7 million in fiscal 2011, due to a lower overall long-term debt balance and a lower interest rate. The only debt balance outstanding at the end of fiscal 2012 related to the Company’s $250.0 million senior notes which mature in 2021.

General corporate expense for the 2012 fourth quarter and fiscal year was $3.4 million and $21.4 million, respectively, compared to $9.8 million and $36.0 million for the comparable periods of fiscal 2011. The lower expense for both the fourth quarter and fiscal year in 2012 reflected a decline in pension, insurance, and compensation related expenses compared to fiscal 2011. A reduction in the lower of cost or market inventory reserve also caused a notable expense decrease in the fiscal 2012 fourth quarter compared to fiscal 2011.

Net earnings attributable to the Company’s noncontrolling interests were $1.7 million and $4.9 million for the 2012 fourth quarter and fiscal year, respectively, compared to $1.2 million and $5.0 million for the comparable periods of fiscal 2011. The Company’s Precept Foods business generated a gain for the fiscal 2012 fourth quarter, but experienced a modest decline for the full year compared to fiscal 2011. The Company’s China operations also continued to improve, up slightly for both the fourth quarter and fiscal year in 2012 compared to fiscal 2011 results.

RELATED PARTY TRANSACTIONS

The Company was not party to any material related party transactions during fiscal years 2013 and 2012.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $434.0 million at the end of fiscal year 2013 compared to $682.4 million at the end of fiscal year 2012 and $463.1 million at the end of fiscal year 2011.

During fiscal 2013, cash provided by operating activities was $637.8 million compared to $517.8 million in 2012 and $490.5 million in 2011. Increased earnings and improved working capital balances largely generated the increase in 2013.

Cash used in investing activities increased to $691.1 million in fiscal year 2013 from $106.8 million in fiscal year 2012 and $171.0 million in fiscal year 2011. In anticipation of the second quarter acquisition of the United States based SKIPPY® peanut butter business from Unilever United States Inc., the Company liquidated its marketable securities portfolio at the end of the first quarter of fiscal year 2013, which generated $77.6 million in cash. The Company then completed that acquisition on January 31, 2013 for a purchase price of $665.4 million in cash, plus related expenses. These items were partially offset by lower expenditures on fixed assets in fiscal 2013 of $106.8 million, decreasing from $132.3 million in 2012 and up from $96.9 million in 2011. The cash used in fiscal 2011 included an additional investment of $61.0 million into MegaMex to facilitate the joint venture’s acquisition of Fresherized Foods, and also a new investment of $20.0 million in marketable securities that did not reoccur in fiscal 2012. Capital expenditures for fiscal 2014 are estimated to be approximately $140.0 million.

Cash used in financing activities was $195.5 million in fiscal 2013 compared to $192.7 million in fiscal 2012 and $325.5 million in fiscal 2011. In 2011, the Company repaid $350.0 million of its 6.625% senior unsecured notes that matured and issued $250.0 million of new 4.125% notes due in 2021, resulting in a non-recurring net outflow. Partially offsetting this item was a reduction in proceeds generated from the Company’s stock option plan exercises, which decreased from 2011 primarily due to that years’ vesting of options under the Universal Stock Option award granted to all employees in 2007.

The Company used $70.8 million for common stock repurchases during fiscal 2013, compared to $61.4 million in fiscal 2012 and $152.9 million in fiscal 2011. During fiscal 2013, the Company repurchased 1.7 million shares of its common stock at an average price per share of $40.58. On January 31, 2013, the Company announced that its Board of Directors had authorized the repurchase of 10,000,000 shares of its common stock with no expiration date. The Company’s prior share repurchase program authorized in fiscal 2010 was fully utilized prior to commencing purchases under this new authorization. At of the end of fiscal 2013, there were 9.4 million shares remaining for repurchase under the current authorization in place.

Cash dividends paid to the Company’s shareholders also continue to be an ongoing financing activity for the Company, with $174.3 million in dividends paid in fiscal 2013, compared to $152.2 million in the fiscal 2012 and $130.0 million in fiscal 2011. The dividend rate was $0.68 per share in 2013, which reflected a 13.3 percent increase over the fiscal 2012 rate. The Company has paid dividends for 341 consecutive quarters and expects to continue doing so in the future. The annual dividend rate for fiscal 2014 was increased 17.6 percent to $0.80 per share, representing the 48th consecutive annual dividend increase.

Cash flows from operating activities continue to provide the Company with its principal source of liquidity. The Company does not anticipate a significant risk to cash flows from this source in the foreseeable future because the Company operates in a relatively stable industry and has strong brands across many product lines.

Maximizing the value returned to shareholders through dividend payments remains a priority for use of the Company’s strong cash position going forward. The Company remains well positioned to take advantage of strategic acquisition opportunities and continues to evaluate options in that area. Capital spending to enhance and expand current operations and share repurchases are expected to continue in 2014.

Contractual Obligations and Commercial Commitments

The following table outlines the Company’s future contractual financial obligations as of October 27, 2013 (for additional information regarding these obligations, see Note H “Long-term Debt and Other Borrowing Arrangements” and Note K “Commitments and Contingencies”):

	Payments Due by Periods
Contractual Obligations (in thousands)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Purchase obligations:
Hog and turkey commitments (1)	$5,203,588	$1,340,587	$1,576,798	$1,141,840	$1,144,363
Grain commitments (1)	71,765	71,519	246	–	–
Turkey grow-out contracts (2)	61,819	8,708	12,327	11,309	29,475
Other (3)	217,839	175,099	28,341	3,230	11,169
Acquisitions (4)	41,800	41,800	–	–	–
Long-term debt	250,000	–	–	–	250,000
Interest payments on long-term debt	77,344	10,313	20,625	20,625	25,781
Capital expenditures (5)	104,686	104,686	–	–	–
Leases	13,780	5,872	4,228	1,703	1,977
Other long-term liabilities (6) (7)	60,860	4,741	9,240	7,788	39,091
Total Contractual Cash Obligations	$6,103,481	$1,763,325	$1,651,805	$1,186,495	$1,501,856

(1)        In the normal course of business, the Company commits to purchase fixed quantities of livestock and grain from producers to ensure a steady supply of production inputs. Certain of these contracts are based on market prices at the time of delivery, for which the Company has estimated the purchase commitment using current market prices as of October 27, 2013. The Company also utilizes various hedging programs to manage the price risk associated with these commitments. As of October 27, 2013, these hedging programs result in a net decrease of $6.1 million in future cash payments associated with the purchase commitments, which is not reflected in the table above.

(2)        The Company also utilizes grow-out contracts with independent farmers to raise turkeys for the Company. Under these contracts, the turkeys, feed, and other supplies are owned by the Company. The farmers provide the required labor and facilities, and receive a fee per pound when the turkeys are delivered. Some of the facilities are sub-leased by the Company to the independent farmers. As of October 27, 2013, the Company had approximately 100 active contracts ranging from two to twenty-five years in duration. The grow-out activity is assumed to continue through the term of these active contracts, and amounts in the table represent the Company’s obligation based on turkeys expected to be delivered from these farmers.

(3)        Amounts presented for other purchase obligations represent all known open purchase orders and all known contracts exceeding $1.0 million, related to the procurement of materials, supplies, and various services. The Company primarily purchases goods and services on an as-needed basis. Therefore, the amounts in the table represent only a portion of expected future cash expenditures.

(4)        As of October 27, 2013, the Company was committed to close the acquisition of the China based SKIPPY® peanut butter business. On November 26, 2013, this acquisition closed for $41.4 million, subject to working capital and tax adjustments to be made later in the first quarter of fiscal 2014.

(5)        Amounts presented for capital expenditures represent only the Company’s current commitments to complete construction in progress at various locations. The Company estimates total capital expenditures for fiscal year 2014 to approximate $140 million.

(6)        Other long-term liabilities represent payments under the Company’s deferred compensation plans. Excluded from the table above are payments under the Company’s defined benefit pension and other post-retirement benefit plans. (See estimated benefit payments for the next ten fiscal years in Note I “Pension and Other Post-retirement Benefits.”)

(7)        As discussed in Note J “Income Taxes,” the total liability for unrecognized tax benefits, including interest and penalties, at October 27, 2013, was $23.1 million, which is not included in the table above as the ultimate amount or timing of settlement of the Company’s reserves for income taxes cannot be reasonably estimated.

In addition to the commitments set forth in the above table, at October 27, 2013, the Company had $42.6 million in standby letters of credit issued on behalf of the Company. The standby letters of credit are primarily related to the Company’s self-insured workers’ compensation programs.

The Company believes its financial resources, including a revolving credit facility for $300.0 million and anticipated funds from operations, will be adequate to meet all current commitments.

Off-Balance Sheet Arrangements

As of October 27, 2013, the Company had $42.6 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the Company’s self-insured workers’ compensation programs. However, that amount also includes a revocable $4.9 million standby letter of credit for obligations of an affiliated party that may arise under workers’ compensation claims. Letters of credit are not reflected in the Company’s Consolidated Statements of Financial Position.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking” information within the meaning of the federal securities laws. The “forward-looking” information may include statements concerning the Company’s outlook for the future as well as other statements of beliefs, future plans, strategies, or anticipated events and similar expressions concerning matters that are not historical facts.

The Private Securities Litigation Reform Act of 1995 (the Reform Act) provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information. The Company is filing this cautionary statement in connection with the Reform Act. When used in the Company’s Annual Report to Stockholders, other filings by the Company with the Securities and Exchange Commission (the Commission), the Company’s press releases, and oral statements made by the Company’s representatives, the words or phrases “should result,” “believe,” “intend,” “plan,” “are expected to,” “targeted,” “will continue,” “will approximate,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify forward-looking statements within the meaning of the Reform Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those anticipated or projected.

In connection with the “safe harbor” provisions of the Reform Act, the Company is identifying risk factors that could affect financial performance and cause the Company’s actual results to differ materially from opinions or statements expressed with respect to future periods. The following discussion of risk factors contains certain cautionary statements regarding the Company’s business, which should be considered by investors and others. Such risk factors should be considered in conjunction with any discussions of operations or results by the Company or its representatives, including any forward-looking discussion, as well as comments contained in press releases, presentations to securities analysts or investors, or other communications by the Company.

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

Risk Factors

The Company’s operations are subject to the general risks of the food industry. The food products manufacturing industry is subject to the risks posed by:

•    food spoilage;

•             food contamination caused by disease-producing organisms or pathogens, such as Listeria monocytogenes, Salmonella, and pathogenic E coli.;

•             food allergens;

•             nutritional and health-related concerns;

•             federal, state, and local food processing controls;

•             disruption to operations if government inspectors are unavailable due to furloughs;

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

The Company also utilizes hedging programs to manage its exposure to various commodity market risks, which qualify for hedge accounting for financial reporting purposes. volatile fluctuations in market conditions could cause these instruments to become ineffective, which could require any gains or losses associated with these instruments to be reported in the Company’s earnings each period. These instruments may also limit the Company’s ability to benefit from market gains if commodity prices become more favorable than those that have been secured under the Company’s hedging programs.

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

Fluctuations in commodity prices of pork, poultry, feed ingredients, avocados, and peanuts could harm the Company’s earnings. The Company’s results of operations and financial condition are largely dependent upon the cost and supply of pork, poultry, feed grains, avocados, and peanuts as well as the selling prices for many of our products, which are determined by constantly changing market forces of supply and demand.

The live hog industry has evolved to very large, vertically integrated operations operating under long-term supply agreements. This has resulted in fewer hogs being available on the cash spot market. Additionally, overall hog production in the U.S. has declined. The decrease in the supply of hogs could diminish the utilization of harvest and production facilities and increase the cost of the raw materials they produce. Consequently, the Company uses long-term supply contracts based on market-based formulas or the cost of production to ensure a stable supply of raw materials while minimizing extreme fluctuations in costs over the long term. This may result, in the short term, in costs for live hogs that are higher than the cash spot market depending on the relationship of the cash spot market to contract prices. Market-based pricing on certain product lines, and lead time required to implement pricing adjustments, may prevent all or part of these cost increases from being recovered, and these higher costs could adversely affect our short-term financial results.

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

International trade barriers and other restrictions could result in less foreign demand and increased domestic supply of proteins which could lower prices.

Outbreaks of disease among livestock and poultry flocks could harm the Company’s revenues and operating margins. The Company is subject to risks associated with the outbreak of disease in pork and beef livestock, and poultry flocks, including Bovine Spongiform Encephalopathy (BSE), pneumo-virus, Porcine Circovirus 2 (PCV2), Porcine Reproduction & Respiratory Syndrome (PRRS), Foot-and-Mouth Disease (FMD), Porcine Epidemic Diarrhea virus (PEDV), and Avian Influenza. The outbreak of disease could adversely affect the Company’s supply of raw materials, increase the cost of production, and reduce operating margins. Additionally, the outbreak of disease may hinder the Company’s ability to market and sell products both domestically and internationally. The Company has developed business continuity plans for various disease scenarios and will continue to update these plans as necessary. There can be no assurance given, however, that these plans will be effective in eliminating the negative effects of any such diseases on the Company’s operating results.

Market demand for the Company’s products may fluctuate. The Company faces competition from producers of alternative meats and protein sources, including pork, beef, turkey, chicken, fish, and peanut butter. The bases on which the Company competes include:

•    price;

•    product quality and attributes;

•    brand identification;

•    breadth of product line; and

•    customer service.

Demand for the Company’s products is also affected by competitors’ promotional spending, the effectiveness of the Company’s advertising and marketing programs, and consumer perceptions. The Company may be unable to compete successfully on any or all of these bases in the future.

The Company’s operations are subject to the general risks associated with acquisitions. The Company has made several acquisitions in recent years, most recently the acquisition of the SKIPPY® peanut butter business, and regularly reviews opportunities for strategic growth through acquisitions. Potential risks associated with acquisitions include the inability to integrate new operations successfully, the diversion of management’s attention from other business concerns, the potential loss of key employees and customers of the acquired companies, the possible assumption of unknown liabilities, potential disputes with the sellers, potential impairment charges if purchase assumptions are not achieved or market conditions decline, and the inherent risks in entering markets or lines of business in which the Company has limited or no prior experience. Any or all of these risks could impact the Company’s financial results and business reputation. In addition, acquisitions outside the United States may present unique challenges and increase the Company’s exposure to the risks associated with foreign operations.

The Company’s operations are subject to the general risks of litigation. The Company is involved on an ongoing basis in litigation arising in the ordinary course of business. Trends in litigation may include class actions involving employees, consumers, competitors, suppliers, shareholders, or injured persons, and claims relating to product liability, contract disputes, intellectual property, advertising, labeling, wage and hour laws, employment practices, or environmental matters. Litigation trends and the outcome of litigation cannot be predicted with certainty and adverse litigation trends and outcomes could adversely affect the Company’s financial results.

The Company is subject to the loss of a material contract. The Company is a party to several supply, distribution, contract packaging, and other material contracts. The loss of a material contract could adversely affect the Company’s financial results. In fiscal 2013, the Company agreed to end its hog supply contract with AgFeed USA, LLC. The Company is confident there will be an adequate hog supply to replace the quantity represented by this contract and expects there will be no effect on operations.

Government regulation, present and future, exposes the Company to potential sanctions and compliance costs that could adversely affect the Company’s business. The Company’s operations are subject to extensive regulation by the U.S. Department of Homeland Security, the U.S. Department of Agriculture, the U.S. Food and Drug Administration, federal and state taxing authorities, and other state and local authorities that oversee workforce immigration laws, tax regulations, animal welfare, food safety standards, and the processing, packaging, storage, distribution, advertising, and labeling of the Company’s products. The Company’s manufacturing facilities and products are subject to constant inspection by federal, state, and local authorities. Claims or enforcement proceedings could be brought against the Company in the future. The availability of government inspectors due to a government furlough could also cause disruption to the Company’s manufacturing facilities. Additionally, the Company is subject to new or modified laws, regulations, and accounting standards. The Company’s failure or inability to comply with such requirements could subject the Company to civil remedies, including fines, injunctions, recalls, or seizures, as well as potential criminal sanctions.

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

Deterioration of labor relations or increases in labor costs could harm the Company’s business. As of October 27, 2013, the Company had approximately 19,800 employees worldwide, of which approximately 5,600 were represented by labor unions, principally the United Food and Commercial Workers’ Union. A significant increase in labor costs or a deterioration of labor relations at any of the Company’s facilities or contracted hog processing facilities that results in work slowdowns or stoppages could harm the Company’s financial results. Union contracts at the Company’s facilities in Rochelle, Illinois and San Leandro, California will expire during fiscal 2014, covering a combined total of approximately 635 employees. Negotiations at these two facilities have not yet been initiated.

QUANTITATIVE AND QUALITATIVE

DISCLOSURE ABOUT MARKET RISKS

Hog Markets: The Company’s earnings are affected by fluctuations in the live hog market. To minimize the impact on earnings, and to ensure a steady supply of quality hogs, the Company has entered into contracts with producers for the purchase of hogs at formula-based prices over periods of up to 10 years. Purchased hogs under contract accounted for 98 percent and 97 percent of the total hogs purchased by the Company in fiscal years 2013 and 2012, respectively. The majority of these contracts use market-based formulas based on hog futures, hog primal values, or industry reported hog markets. Other contracts use a formula based on the cost of production, which can fluctuate independently from hog markets. Under normal, long-term market conditions, changes in the cash hog market are offset by proportional changes in primal values. Therefore, a hypothetical 10 percent change in the cash hog market would have had an immaterial effect on the Company’s results of operations.

Certain procurement contracts allow for future hog deliveries (firm commitments) to be forward priced. The Company generally hedges these firm commitments by using hog futures contracts. These futures contracts are designated and accounted for as fair value hedges. The change in the market value of such futures contracts is highly effective at offsetting changes in price movements of the hedged item, and the Company evaluates the effectiveness of the contracts on a regular basis. Changes in the fair value of the futures contracts, along with the gain or loss on the firm commitment, are marked-to-market through earnings and are recorded on the Consolidated Statements of Financial Position as a current asset and liability, respectively. The fair value of the Company’s open futures contracts as of October 27, 2013, was $(10.9) million compared to $(2.3) million as of October 28, 2012.

The Company measures its market risk exposure on its hog futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in market prices. A 10 percent increase in market prices would have negatively impacted the fair value of the Company’s October 27, 2013 open contracts by $13.4 million, which in turn would lower the Company’s future cost of purchased hogs by a similar amount.

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

To reduce the Company’s exposure to changes in grain prices, the Company utilizes a hedge program to offset the fluctuation in the Company’s future direct grain purchases. This program currently utilizes corn futures for JOTS, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value with an unrealized loss of ($6.3) million, before tax, on the Consolidated Statements of Financial Position as of October 27, 2013, compared to an unrealized gain of $9.5 million, before tax, as of October 28, 2012.

The Company measures its market risk exposure on its grain futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for grain. A 10 percent decrease in the market price for grain would have negatively impacted the fair value of the Company’s October 27, 2013, open grain contracts by $6.8 million, which in turn would lower the Company’s future cost on purchased grain by a similar amount.

Long-Term Debt: A principal market risk affecting the Company is the exposure to changes in interest rates on the Company’s fixed-rate, long-term debt. Market risk for fixed- rate, long-term debt is estimated as the potential increase in fair value, resulting from a hypothetical 10 percent decrease in interest rates, and amounts to approximately $5.8 million. The fair value of the Company’s long-term debt was estimated using discounted future cash flows based on the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Investments: The Company holds trading securities as part of a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans. As of October 27, 2013, the balance of these securities totaled $114.3 million. A majority of these securities represent fixed income funds. The Company is subject to market risk due to fluctuations in the value of the remaining investments, as unrealized gains and losses associated with these securities are included in the Company’s net earnings on a mark-to-market basis. A 10 percent decline in the value of the investments not held in fixed income funds would have a direct negative impact to the Company’s pretax earnings of approximately $3.8 million, while a 10 percent increase in value would have a positive impact of the same amount.

International: The fair values of certain Company assets are subject to fluctuations in foreign currencies. The Company’s net asset position in foreign currencies as of October 27, 2013, was $216.6 million, compared to $146.4 million as of October 28, 2012, with most of the exposure existing in Chinese yuan and Philippine pesos. Changes in currency exchange rates impact the fair values of Company assets either currently through the Consolidated Statements of Operations as currency gains/losses, or by affecting other comprehensive loss.

The Company measures its foreign currency exchange risk by using a 10 percent sensitivity analysis on the Company’s primary foreign net asset position, the Chinese yuan, as of October 27, 2013. A 10 percent strengthening in the value of the yuan relative to the U.S. dollar would result in other comprehensive income of $9.3 million pretax. A 10 percent weakening in the value of the yuan relative to the U.S. dollar would result in other comprehensive loss of the same amount.

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

Management’s Report on Internal Control Over Financial Reporting

Management of Hormel Foods Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Exchange Act Rule 13a–15(f). The Company’s internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards. Under the supervision, and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework).

Based on our evaluation under the framework in Internal Control – Integrated Framework, we concluded that our internal control over financial reporting was effective as of October 27, 2013. Our internal control over financial reporting as of October 27, 2013, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Jeffrey M. Ettinger	Jody H. Feragen
Chairman of the Board,	Executive Vice President,
President, Chief Executive	Chief Financial Officer,
Officer, and Director	and Director

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders Hormel Foods Corporation

We have audited Hormel Foods Corporation’s internal control over financial reporting as of October 27, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Hormel Foods Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management entitled Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Hormel Foods Corporation maintained, in all material respects, effective internal control over financial reporting as of December 18, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Hormel Foods Corporation as of October 27, 2013 and October 28, 2012, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ investment, and cash flows for each of the three years in the period ended October 27, 2013, and our report dated December 18, 2013, expressed an unqualified opinion thereon.

Minneapolis, MN

December 18, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders Hormel Foods Corporation

We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 27, 2013 and October 28, 2012, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ investment, and cash flows for each of the three years in the period ended October 27, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 27, 2013 and October 28, 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 27, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hormel Foods Corporation’s internal control over financial reporting as of October 27, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated December 18, 2013 expressed an unqualified opinion thereon.

Minneapolis, MN

December 18, 2013

Consolidated Statements of Financial Position

(in thousands, except share and per share amounts)	October 27, 2013	October 28, 2012
Assets
Current Assets
Cash and cash equivalents	$434,014	$682,388
Short-term marketable securities	–	77,387
Accounts receivable (net of allowance for doubtful accounts of $4,000 at October 27, 2013 and $4,000 at October 28, 2012)	551,500	507,041
Inventories	967,977	950,521
Income taxes receivable	–	16,460
Deferred income taxes	73,543	68,560
Prepaid expenses	13,000	12,772
Other current assets	7,379	5,555
Total Current Assets	2,047,413	2,320,684

Deferred Income Taxes	25,086	144,245
Goodwill	934,472	630,875
Other Intangibles	378,093	123,072
Pension Assets	162,535	49
Investments in and Receivables from Affiliates	270,609	286,537
Other Assets	142,339	134,024
Property, Plant and Equipment
Land	58,506	56,258
Buildings	784,133	767,876
Equipment	1,532,527	1,435,630
Construction in progress	85,696	82,254
	2,460,862	2,342,018
Less allowance for depreciation	(1,505,529)	(1,417,538)
	955,333	924,480
Total Assets	$4,915,880	$4,563,966
Liabilities and Shareholders’ Investment
Current Liabilities
Accounts payable	$387,284	$385,877
Accrued expenses	20,965	49,792
Accrued workers compensation	38,217	33,543
Accrued marketing expenses	91,332	78,712
Employee related expenses	192,063	193,463
Taxes payable	8,637	4,864
Interest and dividends payable	45,511	40,049
Total Current Liabilities	784,009	786,300

Long-Term Debt — less current maturities	250,000	250,000
Pension and Post-Retirement Benefits	481,230	615,428
Other Long-Term Liabilities	84,062	87,313

Shareholders’ Investment
Preferred stock, par value $.01 a share — authorized 160,000,000 shares; issued — none
Common stock, nonvoting, par value $.01 a share — authorized 400,000,000 shares; issued — none
Common stock, par value $.0293 a share — authorized 800,000,000 shares; issued 263,658,296 shares October 27, 2013 issued 263,044,280 shares October 28, 2012	7,725	7,707
Accumulated other comprehensive loss	(149,214)	(323,569)
Retained earnings	3,452,529	3,135,317
Hormel Foods Corporation Shareholders’ Investment	3,311,040	2,819,455
Noncontrolling Interest	5,539	5,470
Total Shareholders’ Investment	3,316,579	2,824,925
Total Liabilities and Shareholders’ Investment	$4,915,880	$4,563,966

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

	Fiscal Year Ended
(in thousands, except per share amounts)	October 27, 2013	October 28, 2012	October 30, 2011
Net sales	$8,751,654	$8,230,670	$7,895,089
Cost of products sold	7,338,838	6,898,819	6,560,976
Gross Profit	1,412,816	1,331,851	1,334,113
Selling, general and administrative	627,340	605,868	618,586
Equity in earnings of affiliates	20,513	38,691	26,757
Operating Income	805,989	764,674	742,284
Other income and expense:
Interest and investment income (loss)	4,971	6,520	(786)
Interest expense	(12,453)	(12,859)	(22,662)
Earnings Before Income Taxes	798,507	758,335	718,836
Provision for income taxes	268,431	253,374	239,640
Net Earnings	530,076	504,961	479,196
Less: Net earnings attributable to noncontrolling interest	3,865	4,911	5,001
Net Earnings Attributable to Hormel Foods Corporation	$ 526,211	$ 500,050	$ 474,195
Net Earnings Per Share:
Basic	$ 1.99	$ 1.90	$ 1.78
Diluted	$ 1.95	$ 1.86	$ 1.74
Weighted-Average Shares Outstanding:
Basic	264,317	263,466	266,394
Diluted	270,224	268,891	271,915

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	Fiscal Year Ended
(in thousands)	October 27, 2013	October 28, 2012	October 30, 2011
Net earnings	$530,076	$504,961	$479,196
Other comprehensive income (loss), net of tax:
Foreign currency translation	(2,820)	2,774	1,094
Pension and other benefits	192,464	(143,282)	3,060
Deferred hedging	(15,085)	(7,527)	(3,476)
Total other comprehensive income (loss)	174,559	(148,035)	678
Comprehensive income	704,635	356,926	479,874
Less: Comprehensive income attributable to noncontrolling interest	4,069	4,962	5,252
Comprehensive income attributable to Hormel Foods Corporation	$700,566	$351,964	$474,622

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders’ Investment

	Hormel Foods Corporation Shareholders
							Accumulated
					Additional		Other	Non-	Total
(in thousands,	Common Stock		Treasury Stock		Paid-In	Retained	Comprehensive	controlling	Shareholders’
except per share amounts)	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Interest	Investment
Balance at October 31, 2010	265,963	$7,793	–	$–	$–	$2,568,774	$(175,910)	$5,982	$2,406,639

Net earnings						474,195		5,001	479,196
Other comprehensive income							427	251	678
Purchases of common stock			(5,497)	(152,930)					(152,930)
Stock-based compensation expense					17,229				17,229
Exercise of stock options/ nonvested shares	3,503	102	(6)	(163)	53,100				53,039
Shares retired	(5,503)	(161)	5,503	153,093	(70,329)	(82,603)			–
Distribution to noncontrolling interest								(8,000)	(8,000)
Declared cash dividends — $.51 per share						(136,035)			(136,035)
Balance at October 30, 2011	263,963	$7,734	–	$–	$–	$2,824,331	$(175,483)	$3,234	$2,659,816

Net earnings						500,050		4,911	504,961
Other comprehensive (loss) income							(148,086)	51	(148,035)
Purchases of common stock			(2,142)	(61,366)					(61,366)
Stock-based compensation expense					16,710				16,710
Exercise of stock options/ nonvested shares	1,233	36	(10)	(295)	13,576				13,317
Shares retired	(2,152)	(63)	2,152	61,661	(30,286)	(31,312)			–
Proceeds from noncontrolling interest								774	774
Distribution to noncontrolling interest								(3,500)	(3,500)
Declared cash dividends — $.60 per share						(157,752)			(157,752)
Balance at October 28, 2012	263,044	$7,707	–	$–	$–	$3,135,317	$(323,569)	$5,470	$2,824,925
Net earnings						526,211		3,865	530,076
Other comprehensive (loss) income							174,355	204	174,559
Purchases of common stock			(1,745)	(70,819)					(70,819)
Stock-based compensation expense					17,596				17,596
Exercise of stock options/ nonvested shares	2,359	69			23,955				24,024
Shares retired	(1,745)	(51)	1,745	70,819	(41,551)	(29,217)			–
Proceeds from noncontrolling interest								–	–
Distribution to noncontrolling interest								(4,000)	(4,000)
Declared cash dividends — $.68 per share						(179,782)			(179,782)
Balance at October 27, 2013	263,658	$7,725	–	$–	$–	$3,452,529	$(149,214)	$5,539	$3,316,579

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
(in thousands)	October 27, 2013	October 28, 2012	October 30, 2011
Operating Activities
Net earnings	$ 530,076	$ 504,961	$ 479,196
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	115,371	110,519	114,689
Amortization of intangibles	9,479	8,975	9,476
Equity in earnings of affiliates, net of dividends	13,507	(1,583)	(22,726)
Provision for deferred income taxes	1,067	4,668	6,752
Gain on property/equipment sales and plant facilities	(2,127)	(170)	(632)
Non-cash investment activities	(2,705)	(3,514)	3,995
Stock-based compensation expense	17,596	16,710	17,229
Excess tax benefit from stock-based compensation	(23,406)	(8,847)	(15,205)
Other	963	–	486
Changes in operating assets and liabilities, net of acquisitions:
Increase in accounts receivable	(44,459)	(45,931)	(30,171)
Decrease (increase) in inventories	31,699	(64,698)	(92,052)
(Increase) decrease in prepaid expenses and other current assets	(9,792)	7,194	10,513
Increase (decrease) in pension and post-retirement benefits	11,283	(10,019)	5,197
(Decrease) increase in accounts payable and accrued expenses	(10,747)	(484)	3,732
Net Cash Provided by Operating Activities	637,805	517,781	490,479
Investing Activities
Net sale (purchase) of trading securities	77,558	–	(20,000)
Acquisitions of businesses/intangibles	(665,415)	(168)	(7,207)
Purchases of property/equipment	(106,762)	(132,303)	(96,911)
Proceeds from sales of property/equipment	10,164	4,564	4,386
(Increase) decrease in investments, equity in affiliates, and other assets	(6,619)	21,143	(51,253)
Net Cash Used in Investing Activities	(691,074)	(106,764)	(170,985)
Financing Activities
Proceeds from long-term debt, net	–	–	247,564
Principal payments on long-term debt	–	–	(350,000)
Dividends paid on common stock	(174,320)	(152,204)	(129,975)
Share repurchase	(70,819)	(61,366)	(152,930)
Proceeds from exercise of stock options	30,212	14,700	53,780
Excess tax benefit from stock-based compensation	23,406	8,847	15,205
Distribution to noncontrolling interest	(4,000)	(3,500)	(8,000)
Proceeds from noncontrolling interest	–	774	–
Other	–	–	(1,146)
Net Cash Used in Financing Activities	(195,521)	(192,749)	(325,502)
Effect of Exchange Rate Changes on Cash	416	990	1,293
(Decrease) Increase in Cash and Cash Equivalents	(248,374)	219,258	(4,715)
Cash and cash equivalents at beginning of year	682,388	463,130	467,845
Cash and Cash Equivalents at End of Year	$ 434,014	$ 682,388	$ 463,130

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements October 27, 2013

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

Stock Split: On November 22, 2010, the Company’s Board of Directors authorized a two-for-one split of the Company’s common stock, which was subsequently approved by shareholders at the Company’s Annual Meeting on January 31, 2011, and effected on February 1, 2011. The Company’s common stock was reclassified by reducing the par value from $0.0586 per share to $0.0293 per share and the number of authorized shares was increased from 400,000,000 to 800,000,000 shares, in order to effect a two-for-one stock split. The number of authorized shares of nonvoting common stock and preferred stock were also increased to 400,000,000 shares and 160,000,000 shares, respectively, with no change in the par value of those shares.

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

Fiscal Year: The Company’s fiscal year ends on the last Sunday in October. Fiscal years 2013, 2012, and 2011 consisted of 52 weeks.

Cash and Cash Equivalents: The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The Company’s cash equivalents as of October 27, 2013, and October 28, 2012, consisted primarily of money market funds rated AAA, and other highly liquid investment accounts.

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

Investments: The Company maintains a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans, which is included in other assets on the Consolidated Statements of Financial Position. The securities held by the trust are classified as trading securities. Therefore, unrealized gains and losses associated with these investments are included in the Company’s earnings. Securities held by the trust generated a gain of $4.6 million for the fiscal year ended October 27, 2013, a gain of $4.3 million for the fiscal year ended October 28, 2012, and a gain of $1.2 million for the fiscal year ended October 30, 2011. The Company has transitioned the majority of this portfolio to more fixed return investments to reduce the exposure to volatility in equity markets.

During fiscal 2011, 2012, and 2013, the Company also held securities as part of an investment portfolio, which are classified as short-term marketable securities on the Consolidated Statements of Financial Position. These investments are also trading securities. Therefore, unrealized gains and losses are included in the Company’s earnings. The Company recorded a gain of $0.2 million related to these investments during the first quarter of the fiscal year ended October 27, 2013, compared to a gain of $1.3 million for the fiscal year ended October 28, 2012, and a gain of $0.5 million for the fiscal year ended October 30, 2011. These securities were liquidated in the first quarter of fiscal 2013.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method. Adjustments to the Company’s lower of cost or market inventory reserve are reflected in cost of products sold in the Consolidated Statements of Operations.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. The Company uses the straight-line method in computing depreciation. The annual provisions for depreciation have been computed principally using the following ranges of asset lives: buildings 20 to 40 years, machinery and equipment 5 to 10 years.

Software development and implementation costs are expensed until the Company has determined that the software will result in probable future economic benefits, and management has committed to funding the project. Thereafter, all material development and implementation costs, and purchased software costs, are capitalized and amortized using the straight-line method over the remaining estimated useful lives.

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

If performed, the quantitative goodwill impairment test is a two-step process performed at the reporting unit level. First, the fair value of each reporting unit is compared to its corresponding carrying value, including goodwill. The fair value of each reporting unit is estimated using discounted cash flow valuations (Level 3), which incorporate assumptions regarding future growth rates, terminal values, and discount rates. The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future profit plans for each reporting unit, which are approved by the Company’s Board of Directors. If the first step results in the carrying value exceeding the fair value of any reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. Even if not required, the Company periodically elects to perform the quantitative test in order to confirm the qualitative assessment.

Based on the qualitative assessment conducted in fiscal 2013, performance of the quantitative two-step test was not required for any of the Company’s reporting units. However, the Company also elected to perform the quantitative test in fiscal year 2013 to further validate the qualitative assessment. No goodwill impairment charges were recorded in fiscal years 2013, 2012, or 2011.

In conducting the annual impairment test for its indefinite-lived intangible assets, the Company first performs a qualitative assessment to determine whether it is more likely than not (> 50% likelihood) that an indefinite-lived intangible asset is impaired. If the Company concludes that this is the case, then a quantitative test for impairment must still be performed. Otherwise, the Company does not need to perform a quantitative test.

In conducting the initial qualitative assessment, the Company analyzes growth rates for historical net sales and the results of prior quantitative tests performed. Additionally, each reporting unit assesses critical areas that may impact their intangible assets or the applicable royalty rates to determine if there are factors that could impair the asset.

If performed, the quantitative impairment test compares the fair value and carrying value of the indefinite-lived intangible asset. The fair value of indefinite-lived intangible assets is primarily determined on the basis of estimated discounted value, using the relief from royalty method (Level 3), which incorporates assumptions regarding future sales projections and discount rates. If the carrying value exceeds fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded for the difference. Even if not required, the Company periodically elects to perform the quantitative test in order to confirm the qualitative assessment.

Based on the qualitative assessment conducted in fiscal 2013, performance of the quantitative test was not required for any of the Company’s indefinite-lived intangible assets. No material impairment charges were recorded for indefinite-lived intangible assets for fiscal years 2013, 2012, or 2011.

Impairment of Long-lived Assets: The Company reviews long-lived assets and definite-lived intangible assets for impairment annually, or more frequently when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value. No material write-downs were recorded in fiscal years 2013, 2012, or 2011.

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

The Company regularly monitors and evaluates the fair value of our equity investments. If events and circumstances indicate that a decline in the fair value of these assets has occurred and is other than temporary, the Company will record a charge in equity in earnings of affiliates in the Consolidated Statements of Operations. The Company’s equity investments do not have a readily determinable fair value as none of them are publicly traded. The fair values of the Company’s private equity investments are determined by discounting the estimated future cash flows of each entity. These cash flow estimates include assumptions on growth rates and future currency exchange rates (Level 3). The Company did not record an impairment charge on any of its equity investments in fiscal years 2013, 2012, or 2011.

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

Advertising Expenses: Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with samples, demonstrations, and market research. Advertising costs for fiscal years 2013, 2012, and 2011 were $89.9 million, $103.4 million, and $115.3 million, respectively.

Shipping and Handling Costs: The Company’s shipping and handling expenses are included in cost of products sold.

Research and Development Expenses: Research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Research and development expenses incurred for fiscal years 2013, 2012, and 2011 were $29.9 million, $29.8 million, and $29.4 million, respectively.

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

Employee Stock Options: The Company records stock- based compensation expense in accordance with ASC 718, Compensation — Stock Compensation. For options subject to graded vesting, the Company recognizes stock-based compensation expense ratably over the shorter of the vesting period or requisite service period. Stock-based compensation expense for grants made to retirement-eligible employees is recognized on the date of grant.

Share Repurchases: On May 24, 2010, the Company’s Board of Directors authorized the Company to repurchase 5.0 million shares of common stock with no expiration date. On a pre-split basis, the Company purchased 0.6 million shares at an average price of $42.86 during fiscal 2010 under this authorization.

On November 22, 2010, the Board of Directors also authorized a two-for-one stock split of the Company’s common stock. As part of the Board’s approval of that stock split, the number of shares remaining to be repurchased was adjusted proportionately. On a post-split basis, 1.2 million shares at an average price of $39.67 were purchased during fiscal 2013, 2.1 million shares at an average price of $28.65 were purchased during fiscal 2012, and 5.5 million shares at an average price of $27.82 were purchased during fiscal 2011, which fully depleted that program.

On January 29, 2013, the Company’s Board of Directors authorized the repurchase of up to an additional 10,000,000 shares of its common stock with no expiration date. During fiscal 2013, 0.6 million shares at an average price of $42.54 were purchased under this new authorization.

Supplemental Cash Flow Information: Non-cash investment activities presented on the Consolidated Statements of Cash Flows generally consist of unrealized gains or losses on the Company’s rabbi trust and other investments, amortization of affordable housing investments, and amortization of bond financing costs. The noted investments are included in other assets or short-term marketable securities on the Consolidated Statements of Financial Position. Changes in the value of these investments are included in the Company’s net earnings and are presented in the Consolidated Statements of Operations as either interest and investment income (loss) or interest expense, as appropriate.

Accounting Changes and Recent Accounting Pronouncements: In December 2011, the Financial Accounting Standards Board (FASB) updated the guidance within ASC 210, Balance Sheet. The update enhances disclosures related to the offsetting of certain assets and liabilities to enable users of financial statements to understand the effect of those arrangements on financial position. The updated guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company will adopt the new provisions of this accounting standard at the beginning of fiscal year 2014, and adoption is not expected to have a material impact on the consolidated financial statements.

In February 2013, the FASB updated the guidance within ASC 220, Comprehensive Income. The update requires companies to report, in one place, information about reclassifications out of accumulated other comprehensive income (AOCI) and changes in AOCI balances. For significant items reclassified out of AOCI to net income in their entirety in the same reporting period, reporting is required about the effect of the reclassifications on the respective line items in the statement where net income is presented. For items that are not reclassified to net income in their entirety in the same reporting period, a cross reference to other disclosures currently required under U.S. generally accepted accounting principles is required. The above information must be presented in one place, either parenthetically on the face of the financial statements by income statement line item, or in a note. The updated guidance is to be applied prospectively, and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012, with early adoption permitted. The Company will adopt the new provisions of this accounting standard at the beginning of fiscal year 2014, and adoption is not expected to have a material impact on the consolidated financial statements as it relates to presentation and disclosure only.

NOTE B

ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of accumulated other comprehensive loss are as follows:

(in thousands)	Foreign Currency Translation	Pension & Other Benefits	Deferred Gain (Loss) – Hedging	Accumulated Other Comprehensive Loss
Balance at October 31, 2010	$8,849	$(205,243)	$20,484	$(175,910)
Unrecognized gains (losses):
Gross	843	(15,115)	39,480	25,208
Tax effect	–	5,534	(14,895)	(9,361)
Reclassification into net earnings:
Gross	–	20,363	(45,103)	(24,740)
Tax effect	–	(7,722)	17,042	9,320
Net of tax amount	843	3,060	(3,476)	427
Balance at October 30, 2011	$9,692	$(202,183)	$17,008	$(175,483)
Unrecognized gains (losses):
Gross	2,723	(248,434)	10,261	(235,450)
Tax effect	–	93,580	(3,888)	89,692
Reclassification into net earnings:
Gross	–	18,609	(22,319)	(3,710)
Tax effect	–	(7,037)	8,419	1,382
Net of tax amount	2,723	(143,282)	(7,527)	(148,086)
Balance at October 28, 2012	$12,415	$(345,465)	$9,481	$(323,569)
Unrecognized gains (losses):
Gross	(3,024)	273,408	(18,329)	252,055
Tax effect	–	(102,846)	6,898	(95,948)
Reclassification into net earnings:
Gross	–	35,327	(5,871)	29,456
Tax effect	–	(13,425)	2,217	(11,208)
Net of tax amount	(3,024)	192,464	(15,085)	174,355
Balance at October 27, 2013	$9,391	$(153,001)	$(5,604)	$(149,214)

NOTE C

EARNINGS PER SHARE DATA

The reported net earnings attributable to the Company were used when computing basic and diluted earnings per share for all years presented. A reconciliation of the shares used in the computation is as follows:

(in thousands)	2013	2012	2011
Basic weighted-average shares outstanding	264,317	263,466	266,394
Dilutive potential common shares	5,907	5,425	5,521
Diluted weighted-average shares outstanding	270,224	268,891	271,915

For fiscal years 2013, 2012, and 2011, a total of 0.4 million, 2.2 million, and 0.7 million weighted-average outstanding stock options, respectively, were not included in the computation of dilutive potential common shares since their inclusion would have had an antidilutive effect on earnings per share.

NOTE D

ACQUISITIONS

On January 31, 2013, the Company acquired the United States based SKIPPY® peanut butter business from Conopco, Inc. (doing business as Unilever United States Inc.), of Englewood Cliffs, N.J. for a purchase price of $665.4 million in cash. This acquisition included the Little Rock, Arkansas manufacturing facility and all sales worldwide, except sales in China. The purchase price was funded by the Company with cash on hand generated from operations and liquidating marketable securities.

The acquisition was accounted for as a business combination using the acquisition method. The Company estimated the acquisition date fair values of the assets acquired and liabilities assumed, using independent appraisals and other analyses, and has determined final working capital adjustments. Therefore, an allocation of the purchase price to the acquired assets, liabilities, and goodwill is presented in the table below.

At January 31, 2013 (in thousands)
Inventory	$49,156
Property, plant and equipment	48,461
Intangible assets	264,500
Goodwill	303,597
Current liabilities	(299)
Purchase price	$665,415

Goodwill is calculated as the excess of the purchase price over the fair value of the net assets recognized. The goodwill recorded as part of the acquisition primarily reflects the value of the assembled workforce, cost synergies, and the potential to integrate and expand existing product lines. The goodwill balance is expected to be deductible for income tax purposes. The goodwill and intangible assets have been allocated to the Grocery Products and International & Other reporting segments.

The Company recognized approximately $7.7 million of transaction costs (excluding transitional service expenses) related to the acquisition and the charges were reported in selling, general and administrative expense in the Consolidated Statement of Operations.

Operating results for this acquisition have been included in the Company’s Consolidated Statements of Operations from the date of acquisition (i.e. beginning in the second quarter) and are primarily reflected in the Grocery Products and International & Other reporting segments. The acquisition contributed $94.8 million of net sales for the fourth quarter and $272.8 million of net sales since the date of acquisition. Pro forma results are not presented, as the acquisition was not considered material to the consolidated Company.

On November 26, 2013, subsequent to the end of the fiscal year, the Company also completed the acquisition of the China based SKIPPY® peanut butter business for an additional investment of $41.4 million. The purchase price is preliminary subject to working capital and tax adjustments. Operating results for this acquisition will be included in the Company’s Consolidated Statements of Operations from the date of acquisition and will be reflected in the International & Other reporting segment.

SKIPPY® is a well-established brand that allows the Company to expand its presence in the center of the store with a non-meat protein product and reinforces the Company’s balanced product portfolio. The acquisition also provides the opportunity to strengthen the Company’s global presence and complements the international sales strategy for the SPAM® family of products.

NOTE E

INVENTORIES

Principal components of inventories are:

(in thousands)	October 27, 2013	October 28, 2012
Finished products	$ 544,858	$ 494,298
Raw materials and work-in-process	248,411	267,877
Materials and supplies	174,708	188,346
Total	$ 967,977	$ 950,521

NOTE F

GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the fiscal years ended October 27, 2013, and October 28, 2012, are presented in the table below. The additions during the fiscal year ended October 27, 2013 are entirely due to the acquisition of the United States based SKIPPY® peanut butter business on January 31, 2013.

(in thousands)	Grocery Products	Refrigerated Foods	JOTS	Specialty Foods	International & Other	Total
Balance as of October 30, 2011	$ 123,316	$ 96,652	$ 203,214	$ 207,028	$ 674	$ 630,884
Goodwill acquired	–	(9)	–	–	–	(9)
Balance as of October 28, 2012	$ 123,316	$ 96,643	$ 203,214	$ 207,028	$ 674	$ 630,875
Goodwill acquired	199,626	–	–	–	103,971	303,597
Balance as of October 27, 2013	$ 322,942	$ 96,643	$ 203,214	$ 207,028	$ 104,645	$ 934,472

The gross carrying amount and accumulated amortization for definite-lived intangible assets are presented in the table below. Customer relationships of $25.1 million were acquired during the second quarter of fiscal 2013 related to the United States based SKIPPY® peanut butter business.

	October 27, 2013			October 28, 2012
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Weighted- Avg Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Weighted- Avg Life (in Years)
Customer lists/relationships	$43,340	$(14,719)	11.0	$22,148	$(14,684)	10.9
Formulas & recipes	17,854	(13,824)	8.8	17,854	(11,686)	8.8
Proprietary software & technology	14,820	(12,024)	10.2	22,000	(17,319)	9.3
Other intangibles	9,386	(7,999)	7.7	13,586	(10,686)	7.9
Total	$85,400	$(48,566)	10.1	$75,588	$(54,375)	9.4

Amortization expense for the fiscal years ended October 27, 2013, October 28, 2012, and October 30, 2011, was $9.5 million, $9.0 million, and $9.5 million, respectively.

Estimated annual amortization expense (in thousands) for the five fiscal years after October 27, 2013, is as follows:

2014	$8,654
2015	5,474
2016	3,349
2017	2,918
2018	2,676

The carrying amounts for indefinite-lived intangible assets are as follows. The increase in fiscal 2013 represents the fair value of the trade name and trademarks acquired with the United States based SKIPPY® peanut butter business.

(in thousands)	October 27, 2013	October 28, 2012
Brand/tradename/trademarks	$ 333,275	$ 93,875
Other intangibles	7,984	7,984
Total	$ 341,259	$101,859

During the fourth quarter of fiscal years 2013 and 2012, the Company completed the required annual impairment tests of indefinite-lived intangible assets and goodwill, with no impairment indicated. Useful lives of intangible assets were also reviewed during this process, with no changes identified.

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

Investments in and receivables from affiliates consists of the following:

			October 27,	October 28,
(in thousands)	Segment	% Owned	2013	2012
MegaMex Foods, LLC	Grocery Products	50%	$ 203,413	$ 205,315
Foreign Joint ventures	International & Other	Various (26–50%)	67,196	81,222
Total			$ 270,609	$ 286,537

Equity in earnings of affiliates consists of the following:

(in thousands)	Segment	2013	2012	2011
MegaMex Foods, LLC	Grocery Products	$ 17,261	$ 35,762	$ 24,532
Foreign Joint Ventures	International & Other	3,252	2,929	3,423
Other	Various	–	–	(1,198)
Total		$ 20,513	$ 38,691	$ 26,757

Dividends received from affiliates for the fiscal years ended October 27, 2013, October 28, 2012, and October 30, 2011, were $34.0 million, $37.1 million, and $4.0 million, respectively. The Company recognized a basis difference of $21.3 million associated with the formation of MegaMex, which is being amortized through equity in earnings of affiliates.

NOTE H

LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

Long-term debt consists of:

(in thousands)	October 27, 2013	October 28, 2012
Senior unsecured notes, with interest at 4.125%, interest due semi-annually through April 2021 maturity date	$250,000	$250,000
Less current maturities	–	–
Total	$250,000	$250,000

The Company has a $300.0 million revolving line of credit which bears interest at a variable rate based on LIBOR. As of October 27, 2013, and October 28, 2012, the Company had not drawn from this line of credit. A fixed fee is paid for the availability of this credit line. On November 22, 2011, the Company amended the terms and conditions for this line of credit and extended the maturity date to November 2016.

The Company is required by certain covenants in its debt agreements to maintain specified levels of financial ratios and financial position. At the end of the current fiscal year, the Company was in compliance with all of these covenants.

Total interest paid during fiscal 2013, 2012, and 2011 was $12.5 million, $12.9 million, and $31.7 million, respectively.

NOTE I

PENSION AND OTHER POST-RETIREMENT BENEFITS

The Company has several defined benefit plans and defined contribution plans covering most employees. Total costs associated with the Company’s defined contribution benefit plans in 2013, 2012, and 2011 were $29.9 million, $27.8 million, and $27.1 million, respectively. Benefits for defined benefit pension plans covering hourly employees are provided based on stated

amounts for each year of service, while plan benefits covering salaried employees are based on final average compensation. The Company’s funding policy is to make annual contributions of not less than the minimum required by applicable regulations. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 8-30 years.

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

Net periodic cost of defined benefit plans included the following:

	Pension Benefits			Post-retirement Benefits
(in thousands)	2013	2012	2011	2013	2012	2011
Service cost	$ 30,979	$ 23,425	$ 24,206	$ 2,494	$ 2,272	$ 2,219
Interest cost	47,688	49,135	50,282	14,910	17,910	18,891
Expected return on plan assets	(73,144)	(68,511)	(62,989)	–	–	–
Amortization of prior service cost	(5,079)	(5,079)	(607)	(1,332)	3,561	4,341
Recognized actuarial loss (gain)	34,019	20,130	16,633	7,719	(3)	(4)
Curtailment charge	6	–	–	–	–	–
Net periodic cost	$ 34,469	$ 19,100	$ 27,525	$23,791	$23,740	$25,447

Included in accumulated other comprehensive loss for pension benefits at October 27, 2013, and October 28, 2012, are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service credit of $42.3 million and unrecognized actuarial losses of $265.3 million, and unrecognized prior service credit of $47.4 million and unrecognized actuarial losses of $521.4 million, respectively. The prior service credit and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic pension cost during the fiscal year ending October 26, 2014, are $5.0 million and $12.7 million, respectively.

Included in accumulated other comprehensive loss for post-retirement benefits at October 27, 2013, and October 28, 2012, are the following amounts that have not yet been recognized in net periodic post-retirement benefit cost: unrecognized prior service credit of $5.5 million and unrecognized actuarial losses of $29.3 million, and unrecognized prior service credit of $6.8 million and unrecognized actuarial losses of $88.3 million, respectively. The prior service credit and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic post-retirement benefit cost during the fiscal year ending October 26, 2014, are $1.3 million and $0.0 million, respectively.

The following is a reconciliation of the beginning and ending balances of the benefit obligation, the fair value of plan assets, and the funded status of the plans as of the October 27, 2013 and the October 28, 2012 measurement dates:

	Pension Benefits		Post-retirement Benefits
(in thousands)	2013	2012	2013	2012
Change in benefit obligation:
Benefit obligation at beginning of year	$1,192,369	$ 942,626	$389,512	$351,134
Service cost	30,979	23,425	2,494	2,272
Interest cost	47,688	49,135	14,910	17,910
Plan amendments	–	–	(68)	(22,262)
Actuarial (gain) loss	(125,072)	222,541	(51,290)	63,177
Employee contributions	–	–	2,512	2,495
Medicare Part D subsidy	–	–	2,217	2,320
Benefits paid	(47,904)	(45,358)	(25,840)	(27,534)
Benefit obligation at end of year	$1,098,060	$1,192,369	$334,447	$389,512

	Pension Benefits		Post-retirement Benefits
(in thousands)	2013	2012	2013	2012
Change in plan assets:
Fair value of plan assets at beginning of year	$ 939,230	$ 870,923	$ –	$ –
Actual return on plan assets	170,116	83,533	–	–
Employee contributions	–	–	2,512	2,495
Employer contributions	25,873	30,132	23,328	25,039
Benefits paid	(47,904)	(45,358)	(25,840)	(27,534)
Fair value of plan assets at end of year	$1,087,315	$ 939,230	$ –	$ –
Funded status at end of year	$ (10,745)	$(253,139)	$(334,447)	$(389,512)

Amounts recognized in the Consolidated Statements of Financial Position as of October 27, 2013, and October 28, 2012, are as follows:

	Pension Benefits		Post-retirement Benefits
(in thousands)	2013	2012	2013	2012
Pension assets	$ 162,535	$ 49	$ –	$ –
Employee related expenses	(4,159)	(3,650)	(22,338)	(23,622)
Pension and post-retirement benefits	(169,121)	(249,538)	(312,109)	(365,890)
Net amount recognized	$ (10,745)	$(253,139)	$ (334,447)	$(389,512)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $173.3 million, $161.4 million, and $0.0 million, respectively, as of October 27, 2013, and $475.3 million, $457.6 million, and $263.0 million, respectively, as of October 28, 2012.

Weighted-average assumptions used to determine benefit obligations are as follows:

	2013	2012
Discount rate	4.89%	4.05%
Rate of future compensation increase (for plans that base benefits on final compensation level)	3.91%	3.97%

Weighted-average assumptions used to determine net periodic benefit costs are as follows:

	2013	2012	2011
Discount rate	4.05%	5.33%	5.82%
Rate of future compensation increase (for plans that base benefits on final compensation level)	3.97%	3.93%	4.03%
Expected long-term return on plan assets	7.90%	8.00%	8.00%

The expected long-term rate of return on plan assets is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered health care benefits for pre-Medicare and post-Medicare retirees’ coverage is assumed for 2014. The pre-Medicare and post-Medicare rate is assumed to decrease to 5.0% for 2019, and remain at that level thereafter.

The assumed discount rate, expected long-term rate of return on plan assets, rate of future compensation increase, and health care cost trend rate have a significant impact on the amounts reported for the benefit plans. A one-percentage-point change in these rates would have the following effects:

	1-Percentage-Point
	Expense		Benefit Obligation
(in thousands)	Increase	Decrease	Increase	Decrease
Pension Benefits:
Discount rate	$(9,833)	$15,569	$(133,968)	$166,887
Expected long-term rate of return on plan assets	(10,731)	10,731	–	–
Rate of future compensation increase	1,257	(1,208)	6,636	(6,463)
Post-retirement Benefits:
Discount rate	$1,087	$3,684	$(32,338)	$39,046
Health care cost trend rate	1,529	(1,405)	35,049	(29,181)

The actual and target weighted-average asset allocations for the Company’s pension plan assets as of the plan measurement date are as follows:

	2013		2012
Asset Category	Actual	Target Range	Actual	Target Range
Large Capitalization Equity	29.2%	15-35%	29.4%	20-35%
Hormel Foods Corporation Stock	6.7%	0-10%	5.2%	0-10%
Small Capitalization Equity	6.3%	5-15%	5.7%	5-15%
International Equity	22.0%	15-25%	19.7%	15-25%
Private Equity	4.2%	0-15%	3.6%	0-15%
Total Equity Securities	68.4%	55-75%	63.6%	55-75%
Fixed Income	30.0%	25-45%	35.0%	25-45%
Cash and Cash Equivalents	1.5%	–	1.4%	–

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

As of the 2013 measurement date, plan assets included 1.7 million shares of common stock of the Company having a market value of $72.6 million. Dividends paid during the year on shares held by the plan were $1.1 million. In 2012, plan assets included 1.7 million shares of common stock of the Company having a market value of $48.9 million.

Based on the October 27, 2013 measurement date, the Company anticipates making contributions of $26.8 million to fund the pension plans during fiscal year 2014. The Company also expects to make contributions of $27.1 million during 2014 that represent benefit payments for unfunded plans.

Benefits expected to be paid over the next ten fiscal years are as follows:

(in thousands)	Pension Benefits	Post- retirement Benefits
2014	$ 48,716	$ 20,502
2015	50,234	20,849
2016	52,559	20,977
2017	55,428	20,943
2018	58,367	20,994
2019 – 2023	339,843	101,459

Post-retirement benefits are net of expected federal subsidy receipts related to prescription drug benefits granted under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which are estimated to be $2.5 million per year through 2023.

The fair values of the defined benefit pension plan investments as of October 27, 2013 and October 28, 2012, by asset category and fair value hierarchy level, are as follows:

	Fair Value Measurements at October 27, 2013
(in thousands)	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at Fair Value:
Cash equivalents(1)	$ 16,373	$ 16,373	$ –	$ –
Large Capitalization Equity(2)
Domestic	$ 355,084	$248,398	$106,686	$ –
Foreign	35,466	35,466	–	–
Total Large Capitalization Equity	$ 390,550	$283,864	$106,686	$ –
Small Capitalization Equity(3)
Domestic	$ 60,579	$ 60,579	$ –	$ –
Foreign	7,503	7,503	–	–
Total Small Capitalization Equity	$ 68,082	$ 68,082	$ –	$ –
International Equity(4)
Mutual fund	$ 66,260	$ –	$ 66,260	$ –
Collective trust	173,044	–	173,044	–
Total International Equity	$ 239,304	$ –	$239,304	$ –
Private Equity(5)
Domestic	$ 35,226	$ –	$ –	$35,226
International	10,557	–	–	10,557
Total Private Equity	$ 45,783	$ –	$ –	$45,783
Total Equity	$ 743,719	$351,946	$345,990	$45,783
Fixed Income(6)
US government issues	$ 104,087	$ 77,381	$ 26,706	$ –
Municipal issues	21,405	–	21,405	–
Corporate issues – domestic	176,319	–	176,319	–
Corporate issues – foreign	25,412	–	25,412	–
Total Fixed Income	$ 327,223	$ 77,381	$249,842	$ –
Total Investments at Fair Value	$1,087,315	$445,700	$595,832	$45,783

	Fair Value Measurements at October 28, 2012
(in thousands)	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at Fair Value:
Cash equivalents(1)	$ 13,544	$ 13,544	$ –	$ –
Large Capitalization Equity(2)
Domestic	$298,375	$181,994	$116,381	$ –
Foreign	26,503	26,503	–	–
Total Large Capitalization Equity	$324,878	$208,497	$116,381	$ –
Small Capitalization Equity(3)
Domestic	$ 47,883	$ 47,883	$ –	$ –
Foreign	5,456	5,456	–	–
Total Small Capitalization Equity	$ 53,339	$ 53,339	$ –	$ –
International Equity(4)
Mutual fund	$ 50,317	$ –	$ 50,317	$ –
Collective trust	134,926	–	134,926	–
Total International Equity	$185,243	$ –	$185,243	$ –
Private Equity(5)
Domestic	$ 26,785	$ –	$ –	$26,785
International	6,883	–	–	6,883
Total Private Equity	$ 33,668	$ –	$ –	$33,668
Total Equity	$597,128	$261,836	$301,624	$33,668
Fixed Income(6)
US government issues	$122,207	$ 94,346	$ 27,861	$ –
Municipal issues	18,294	–	18,294	–
Corporate issues — domestic	166,029	–	166,029	–
Corporate issues — foreign	22,028	–	22,028	–
Total Fixed Income	$328,558	$ 94,346	$234,212	$ –
Total Investments at Fair Value	$939,230	$369,726	$535,836	$33,668

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

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

(in thousands)	2013	2012
Beginning Balance	$33,668	$21,847
Purchases, issuances, and settlements (net)	7,288	9,316
Unrealized gains	2,718	478
Realized gains	1,471	1,812
Interest and dividend income	638	215
Ending Balance	$45,783	$33,668

The Company has commitments totaling $85.0 million for the private equity investments within the pension plans, of which $42.1 million and $53.2 million remain unfunded at fiscal year end 2013 and 2012, respectively. These commitments include $27.1 million and $15.0 million for domestic and foreign equity investments, respectively, for fiscal year end 2013 compared to the $34.5 million and $18.7 million for domestic and foreign equity investments, respectively, for fiscal year end 2012. Funding for future private equity capital calls will come from existing pension plan asset investments and not from additional cash contributions into the Company’s pension plans.

NOTE J

INCOME TAXES

The components of the provision for income taxes are as follows:

(in thousands)	2013	2012	2011
Current:
U.S. Federal	$231,359	$216,620	$202,084
State	30,671	26,303	26,978
Foreign	5,334	5,783	3,826
Total current	267,364	248,706	232,888
Deferred:
U.S. Federal	1,080	4,443	6,358
State	(194)	225	394
Foreign	181	–	–
Total deferred	1,067	4,668	6,752
Total provision for income taxes	$268,431	$253,374	$239,640

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that, based upon its lengthy and consistent history of profitable operations, it is more likely than not that the net deferred tax assets of $98.6 million will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the deferred income tax liabilities and assets are as follows:

(in thousands)	October 27, 2013	October 28, 2012
Deferred tax liabilities:
Tax over book depreciation	$ (89,823)	$ (91,545)
Book/tax basis difference from acquisitions	(25,442)	(26,295)
Other, net	(92,813)	(76,851)
Deferred tax assets:
Post-retirement benefits	127,093	147,278
Stock options	32,036	32,210
Deferred compensation	25,089	23,115
Insurance accruals	19,007	16,728
Vacation accruals	15,073	14,905
Promotional accruals	10,779	7,524
Federal benefit of state tax	7,786	9,965
Pension benefits	5,249	96,641
Other, net	64,595	59,130
Net deferred tax assets	$ 98,629	$ 212,805

Reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	2013	2012	2011
U.S. statutory rate	35.0%	35.0%	35.0%
State taxes on income, net of federal tax benefit	2.7	2.5	2.7
Domestic production activities deduction	(2.4)	(2.6)	(2.6)
All other, net	(1.7)	(1.5)	(1.8)
Effective tax rate	33.6%	33.4%	33.3%

No provision has been made for U.S. federal income taxes on certain undistributed earnings of foreign subsidiaries and joint ventures that we intend to permanently invest or that may be remitted substantially tax-free. The total of undistributed earnings that would be subject to federal income tax if remitted under existing law is approximately $69.2 million as of October 27, 2013. Determination of the unrecognized deferred tax liability related to these earnings is not practicable because of the complexities with its hypothetical calculation. Upon distribution of these earnings, we will be subject to U.S. taxes and withholding taxes payable to various foreign governments. A credit for foreign taxes already paid would be available to reduce the U.S. tax liability.

Total income taxes paid during fiscal 2013, 2012, and 2011 were $226.2 million, $226.7 million, and $227.3 million, respectively.

The following table sets forth changes in the unrecognized tax benefits, excluding interest and penalties, for fiscal years 2012 and 2013.

(in thousands)
Balance as of October 30, 2011	$ 21,398
Tax positions related to the current period:
Increases	3,066
Decreases	–
Tax positions related to prior periods:
Increases	1,302
Decreases	(2,541)
Settlements	(624)
Decreases related to a lapse of applicable statute of limitations:	(470)
Balance as of October 28, 2012	$ 22,131
Tax positions related to the current period:
Increases	4,353
Decreases	–
Tax positions related to prior periods:
Increases	3,091
Decreases	(4,738)
Settlements	(1,173)
Decreases related to a lapse of applicable statute of limitations:	(3,579)
Balance as of October 27, 2013	$ 20,085

The amount of unrecognized tax benefits, including interest and penalties, at October 27, 2013, recorded in other long-term liabilities was $23.1 million, of which $15.3 million would impact the Company’s effective tax rate if recognized. The Company includes accrued interest and penalties related to uncertain tax positions in income tax expense, with gains of $4.7 million included in expense for fiscal 2013. The amount of accrued interest and penalties at October 27, 2013, associated with unrecognized tax benefits was $3.0 million.

The Company is regularly audited by federal and state taxing authorities. During fiscal year 2013, the United States Internal Revenue Service (I.R.S.) concluded its examination of the Company’s consolidated federal income tax returns for the fiscal years through 2011. The Company is in various stages of audit by several state taxing authorities on a variety of fiscal years, as far back as 2006. While it is reasonably possible that one or more of these audits may be completed within the next 12 months and that the related unrecognized tax benefits may change, based on the status of the examinations it is not possible to reasonably estimate the effect of any amount of such change to previously recorded uncertain tax positions.

NOTE K

COMMITMENTS AND CONTINGENCIES

In order to ensure a steady supply of hogs and turkeys, and to keep the cost of products stable, the Company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods up to 10 years. The Company has also entered into grow-out contracts with independent farmers to raise turkeys for the Company for periods up to 25 years. Under these arrangements, the Company owns the livestock, feed, and other supplies while the independent farmers provide facilities and labor. The Company has also contracted for the purchase of corn, soybean meal, and other feed ingredients from independent suppliers for periods up to three years. Under these contracts, the Company is committed at October 27, 2013, to make purchases, assuming current price levels, as follows:

(in thousands)
2014	$1,420,814
2015	933,079
2016	656,292
2017	583,994
2018	569,155
Later Years	1,173,838
Total	$5,337,172

Purchases under these contracts for fiscal 2013, 2012, and 2011 were $2.0 billion, $2.0 billion, and $1.8 billion, respectively.

The Company has noncancelable operating lease commitments on facilities and equipment at October 27, 2013, as follows:

(in thousands)
2014	$ 5,872
2015	2,468
2016	1,760
2017	992
2018	711
Later Years	1,977
Total	$ 13,780

The Company expensed $21.6 million, $21.6 million, and $23.1 million for rent in fiscal 2013, 2012, and 2011, respectively.

The Company has commitments to expend approximately $104.7 million to complete construction in progress at various locations as of October 27, 2013.

As of October 27, 2013, the Company has $42.6 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the Company’s self-insured workers’ compensation programs. However, that amount also includes a revocable $4.9 million standby letter of credit for obligations of an affiliated party that may arise under worker compensation claims. Letters of credit are not reflected in the Company’s consolidated statements of financial position.

As of October 27, 2013, the Company was committed to close the acquisition of the China based SKIPPY® peanut butter business. Subsequent to the end of the fiscal year, this acquisition closed on November 26, 2013, for $41.4 million, subject to working capital and tax adjustments.

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

During the first quarter of fiscal 2007, the Company made a one-time grant of 100 stock options (pre-2011 split) to each active, full-time employee of the Company on January 8, 2007. This grant was to vest upon the earlier of five years or attainment of a closing stock price of $50.00 per share (pre-2011 split) for five consecutive trading days, and had an expiration of ten years after the grant date. During the first quarter of fiscal 2011, the options vested after the stock attained the required closing price per share for five consecutive trading days.

A reconciliation of the number of options outstanding and exercisable (in thousands) as of October 27, 2013, and changes during the fiscal year then ended, is as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic value (in thousands)
Outstanding at October 28, 2012	20,454	$19.67
Granted	2,218	32.19
Exercised	4,181	15.56
Forfeited	25	27.77
Outstanding at October 27, 2013	18,466	$22.09	5.6 yrs	$397,571
Exercisable at October 27, 2013	12,429	$19.02	4.3 yrs	$305,727

The weighted-average grant date fair value of stock options granted and the total intrinsic value of options exercised (in thousands) during each of the past three fiscal years is as follows:

	Fiscal Year Ended
	October 27,	October 28,	October 30,
	2013	2012	2011
Weighted-average grant date fair value	$5.50	$5.64	$5.54
Intrinsic value of exercised options	$77,610	$30,210	$54,859

The fair value of each option award is calculated on the date of grant using the Black-Scholes valuation model utilizing the following weighted-average assumptions:

	Fiscal Year Ended
	October 27,	October 28,	October 30,
	2013	2012	2011
Risk-free interest rate	1.4%	1.8%	2.9%
Dividend yield	2.1%	2.0%	2.0%
Stock price volatility	20.0%	21.0%	21.0%
Expected option life	8 years	8 years	8 years

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

The Company’s nonvested shares granted on or before September 26, 2010, vest after five years or upon retirement. Nonvested shares granted after September 26, 2010, vest after one year. A reconciliation of the nonvested shares (in thousands) as of October 27, 2013, and changes during the fiscal year then ended is as follows:

	Shares	Weighted- Average Grant Date Fair value
Nonvested at October 28, 2012	139	$21.47
Granted	45	35.42
Vested	72	25.07
Nonvested at October 27, 2013	112	$24.77

The weighted-average grant date fair value of nonvested shares granted, the total fair value (in thousands) of non- vested shares granted, and the fair value (in thousands) of shares that have vested during each of the past three fiscal years is as follows:

	Fiscal Year Ended
	October 27,	October 28,	October 30,
	2013	2012	2011
Weighted-average grant date fair value	$35.42	$28.98	$25.11
Fair value of nonvested shares granted	$1,600	$1,369	$1,299
Fair value of shares vested	$1,824	$2,476	$ 751

Stock-based compensation expense, along with the related income tax benefit, for each of the past three fiscal years is presented in the table below:

	Fiscal Year Ended
(in thousands)	October 27, 2013	October 28, 2012	October 30, 2011
Stock-based compensation expense recognized	$17,596	$16,710	$17,229
Income tax benefit recognized	(6,655)	(6,334)	(6,542)
After-tax stock-based compensation expense	$10,941	$10,376	$10,687

At October 27, 2013, there was $7.4 million of total unrecognized compensation expense from stock-based compensation arrangements granted under the plans. This compensation is expected to be recognized over a weighted-average period of approximately 4.4 years. During fiscal years 2013, 2012, and 2011, cash received from stock option exercises was $30.2 million, $14.7 million, and $53.8 million, respectively. The total tax benefit to be realized for tax deductions from these option exercises was $29.4 million, $1 1.4 million, and $20.8 million, respectively.

Shares issued for option exercises and nonvested shares may be either authorized but unissued shares, or shares of treasury stock acquired in the open market or otherwise. The number of shares available for future grants was 27.9 million at October 27, 2013, 30.0 million at October 28, 2012, and 32.6 million at October 30, 2011.

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

Cash Flow Hedges: The Company currently utilizes corn futures to offset the price fluctuation in the Company’s future direct grain purchases, and has historically entered into various swaps to hedge the purchases of grain and natural gas at certain plant locations. The financial instruments are designated and accounted for as cash flow hedges, and the Company measures the effectiveness of the hedges on a regular basis. Effective gains or losses related to these cash flow hedges are reported in accumulated other comprehensive loss (AOCL) and reclassified into earnings, through cost of products sold, in the period or periods in which the hedged transactions affect earnings. Any gains or losses related to hedge ineffectiveness are recognized in the current period cost of products sold. The Company typically does not hedge its grain or natural gas exposure beyond the next two upcoming fiscal years. As of October 27, 2013, and October 28, 2012, the Company had the following outstanding commodity futures contracts that were entered into to hedge forecasted purchases:

Volume
Commodity	October 27, 2013	October 28, 2012
Corn	14.7 million bushels	12.0 million bushels

As of October 27, 2013, the Company has included in AOCL, hedging loss of $9.0 million (before tax) relating to its positions, compared to gains of $15.2 million (before tax) as of October 28, 2012. The Company expects to recognize the majority of these losses over the next 12 months. The balance as of October 27, 2013, includes a loss of $1.1 million related to corn futures contracts held for the Company’s hog operations. These contracts were dedesignated as cash flow hedges during fiscal year 2013, as they were no longer highly effective. These losses will remain in AOCL until the hedged transactions occur or it is probable the hedged transactions will not occur. Gains or losses related to these contracts after the date of dedesignation have been recognized in earnings as incurred.

Fair Value Hedges: The Company utilizes futures to minimize the price risk assumed when forward priced contracts are offered to the Company’s commodity suppliers. The intent of the program is to make the forward priced commodities cost nearly the same as cash market purchases at the date of delivery. The futures contracts are designated and accounted for as fair value hedges, and the Company measures the effectiveness of the hedges on a regular basis. Changes in the fair value of the futures contracts, along with the gain or loss on the hedged purchase commitment, are marked-to-market through earnings and are recorded on the Consolidated Statement of Financial Position as a current asset and liability, respectively. Effective gains or losses related to these fair value hedges are recognized through cost of products sold in the period or periods in which the hedged transactions affect earnings. Any gains or losses related to hedge ineffectiveness are recognized in the current period cost of products sold. As of October 27, 2013, and October 28, 2012, the Company had the following outstanding commodity futures contracts designated as fair value hedges:

Volume
Commodity	October 27, 2013	October 28, 2012
Corn	5.8 million bushels	8.0 million bushels
Lean hogs	1.4 million cwt	0.9 million cwt

Other Derivatives: During fiscal years 2013 and 2012, the Company has held certain futures and options contract positions as part of a merchandising program and to manage the Company’s exposure to fluctuations in commodity markets and foreign currencies. The Company has not applied hedge accounting to these positions. All foreign exchange and options contracts were closed as of the end of the fiscal year.

Additionally, during fiscal year 2013, the Company dedesignated its corn futures contracts held for its hog operations that were previously designated as cash flow hedges, as these contracts were no longer highly effective. Hedge accounting is no longer being applied to these contracts, and gains or losses occurring after the date of dedesignation have been recognized in earnings as incurred.

As of October 27, 2013, and October 28, 2012, the Company had the following outstanding futures contracts related to these programs:

Volume
Commodity	October 27, 2013	October 28, 2012
Corn	1.7 million bushels	–

Fair Values: The fair values of the Company’s derivative instruments as of October 27, 2013, and October 28, 2012, were as follows:

		Fair Value(1)
(in thousands)	Location on Consolidated Statements of Financial Position	October 27, 2013	October 28, 2012
Asset Derivatives:
Derivatives Designated as Hedges:
Commodity contracts	Other current assets	$(25,802)	$7,483
Derivatives Not Designated as Hedges:
Commodity contracts	Other current assets	(3,783)	–
Total Asset Derivatives		$(29,585)	$7,483

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

Derivative Gains and Losses: Gains or losses (before tax, in thousands) related to the Company’s derivative instruments for the fiscal year ended October 27, 2013, and October 28, 2012, were as follows:

	Gain/(Loss) Recognized in AOCL (Effective Portion)(1) (2)			Gain/(Loss) Reclassified from AOCL into Earnings (Effective Portion)(1) (2)		Gain/(Loss) Recognized in Earnings (Ineffective Portion)(3) (5)
	Fiscal Year Ended			Fiscal Year Ended		Fiscal Year Ended
Cash Flow Hedges:	October 27, 2013	October 28, 2012	Location on Consolidated Statements of Operations	October 27, 2013	October 28, 2012	October 27, 2013	October 28, 2012
Commodity contracts	$(18,329)	$10,261	Cost of products sold	$5,871	$22,319	$(5,272)	$ –

		Gain/(Loss) Recognized in Earnings (Effective Portion)(4)		Gain/(Loss) Recognized in Earnings (Ineffective Portion)(3) (6)
		Fiscal Year Ended		Fiscal Year Ended
Fair Value Hedges:	Location on Consolidated Statements of Operations	October 27, 2013	October 28, 2012	October 27, 2013	October 28, 2012
Commodity contracts	Cost of products sold	$6,067	$(10,670)	$3,560	$ 19

		Gain/(Loss) Recognized in Earnings(2)
		Fiscal Year Ended
Derivatives Not Designated as Hedges:	Location on Consolidated Statements of Operations	October 27, 2013	October 28, 2012
Commodity contracts	Cost of products sold	$(2,227)	$46
Foreign exchange contracts	Interest and investment income (loss)	$ 244	$ –

(1)        Amounts represent gains or losses in AOCL before tax. See Note B for the after tax impact of these gains or losses on net earnings.

(2)        During fiscal year 2013, the Company dedesignated and ceased hedge accounting for its corn futures contracts held for its hog operations. At the date of dedesignation of these hedges, losses of $2.0 million (before tax) were deferred in AOCL, with $1.1 million (before tax) remaining as of October 27, 2013. These losses will remain in AOCL until the hedged transactions occur or it is probable the hedged transactions will not occur. Gains or losses related to these contracts after the date of dedesignation have been recognized in earnings as incurred.

(3)        There were no gains or losses excluded from the assessment of hedge effectiveness during the fiscal year. Fiscal year 2013 includes the mark-to-market impact on certain Jennie-O Turkey Store corn futures contracts which resulted from a temporary suspension of hedge accounting due to market volatility.

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

(5)        There were no gains or losses resulting from the discontinuance of cash flow hedges during the fiscal year.

(6)        There were no gains or losses recognized as a result of a hedged firm commitment no longer qualifying as a fair value hedge during the fiscal year.

NOTE N

FAIR VALUE MEASUREMENTS

Pursuant to the provisions of ASC 820, the Company’s financial assets and liabilities carried at fair value on a recurring basis in the consolidated financial statements as of October 27, 2013, and October 28, 2012, and their level within the fair value hierarchy, are presented in the table below.

	Fair Value Measurements at October 27, 2013
(in thousands)	Fair Value at October 27, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets at Fair Value:
Cash and cash equivalents(1)	$434,014	$434,014	$ –	$ –
Other trading securities(2)	114,300	38,489	75,811	–
Commodity derivatives(3)	6,086	6,086	–	–
Total Assets at Fair value	$554,400	$478,589	$75,811	$ –
Liabilities at Fair Value:
Deferred compensation(2)	$ 52,771	$ 21,257	$31,514	$ –
Total Liabilities at Fair value	$ 52,771	$ 21,257	$31,514	$ –

	Fair value Measurements at October 28, 2012
(in thousands)	Fair value at October 28, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets at Fair Value:
Cash and cash equivalents(1)	$682,388	$682,388	$ –	$ –
Short-term marketable securities(4)	77,387	2,349	75,038	–
Other trading securities(2)	109,676	36,305	73,371	–
Commodity derivatives(3)	3,884	3,884	–	–
Total Assets at Fair value	$873,335	$724,926	$ 148,409	$ –
Liabilities at Fair Value:
Deferred compensation(2)	$ 47,953	$ 16,866	$ 31,087	$ –
Total Liabilities at Fair value	$ 47,953	$ 16,866	$ 31,087	$ –

The following methods and assumptions were used to estimate the fair value of the financial assets and liabilities above:

(1)   The Company’s cash equivalents consist primarily of money market funds rated AAA, and other highly liquid investment accounts. As these investments have a maturity date of three months or less, the carrying value approximates fair value.

(2)   The Company holds trading securities as part of a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans. The rabbi trust is included in other assets on the Consolidated Statements of Financial Position and is valued based on the underlying fair value of each fund held by the trust. A majority of the funds held related to the supplemental executive retirement plans have been invested in fixed income funds managed by a third party. The declared rate on these funds is set based on a formula using the yield of the general account investment portfolio that supports the fund, adjusted for expenses and other charges. The rate is guaranteed for one year at issue, and may be reset annually on the policy anniversary, subject to a guaranteed minimum rate. As the value is based on adjusted market rates, and the fixed rate is only reset on an annual basis, these funds are classified as Level 2. The remaining funds held are also managed by a third party, and include equity securities, money market accounts, bond funds, or other portfolios for which there is an active quoted market. Therefore these securities are classified as Level 1. The related deferred compensation liabilities are included in other long-term liabilities on the Consolidated Statements of Financial Position and are valued based on the underlying investment selections held in each participant’s account. Investment options generally mirror those funds held by the rabbi trust, for which there is an active quoted market. Therefore these investment balances are classified as Level 1. The Company also offers a fixed rate investment option to participants. The rate earned on these investments is adjusted annually based on a specified percentage of the I.R.S. Applicable Federal Rates in effect and therefore these balances are classified as Level 2.

(3)   The Company’s commodity derivatives represent futures contracts used in its hedging or other programs to offset price fluctuations associated with purchases of corn and soybean meal, and to minimize the price risk assumed when forward priced contracts are offered to the Company’s commodity suppliers. The Company’s futures contracts for corn and soybean meal are traded on the Chicago Board of Trade, while futures contracts for lean hogs are traded on the Chicago Mercantile Exchange. These are active markets with quoted prices available and therefore these contracts are classified as Level 1. All derivatives are reviewed for potential credit risk and risk of nonperformance. The Company nets the derivative assets and liabilities for each of its hedging programs, including cash collateral, when a master netting arrangement exists between the Company and the counterparty to the derivative contract. The net balance for each program is included in other current assets or accounts payable, as appropriate, in the Consolidated Statements of Financial Position. As of October 27, 2013, the Company has recognized the right to reclaim cash collateral of $35.7 million from various counterparties. As of October 28, 2012, the Company had recognized the right to reclaim cash collateral of $27.5 million from, and the obligation to return cash collateral of $31.1 million to, various counterparties.

(4)   During fiscal 2012 and 2013, the Company held trading securities as part of a portfolio maintained to generate investment income and to provide cash for operations of the Company, if necessary. The portfolio was managed by a third party who was responsible for daily trading activities, and all assets within the portfolio were highly liquid. The cash, U.S. government securities, and highly rated money market funds held by the portfolio were classified as Level 1. The investment portfolio also included corporate bonds, international government securities, commercial paper, agency securities, mortgage-backed securities, and other asset-backed securities for which there is an active, quoted market. Market prices were obtained from a variety of industry standard providers, large financial institutions, and other third-party sources to calculate a representative daily market value, and therefore, these securities were classified as Level 2. These securities were liquidated in the first quarter of fiscal 2013.

The Company’s financial assets and liabilities also include accounts receivable, accounts payable, and other liabilities, for which carrying value approximates fair value. The Company does not carry its long-term debt at fair value in its Consolidated Statements of Financial Position. Based on borrowing rates available to the Company for long-term financing with similar terms and average maturities, the fair value of long-term debt, utilizing discounted cash flows (Level 2), was $261.7 million as of October 27, 2013, and $283.6 million as of October 28, 2012.

In accordance with the provisions of ASC 820, the Company also measures certain nonfinancial assets and liabilities at fair value that are recognized or disclosed on a nonrecurring basis (e.g. goodwill, intangible assets, and property, plant and equipment). During fiscal years 2013, 2012, and 2011, there were no material remeasurements of assets or liabilities at fair value on a nonrecurring basis subsequent to their initial recognition.

NOTE O

SEGMENT REPORTING

The Company develops, processes, and distributes a wide array of food products in a variety of markets. The Company reports its results in the following five segments: Grocery Products, Refrigerated Foods, Jennie-O Turkey Store, Specialty Foods, and International & Other.

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

The Specialty Foods segment includes the Diamond Crystal Brands, Century Foods International, and Hormel Specialty Products operating segments. This segment consists of the packaging and sale of private label shelf stable products, nutritional products, sugar, and condiments to industrial, retail, and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products.

The International & Other segment includes the Hormel Foods International operating segment, which manufactures, markets, and sells Company products internationally. This segment also includes the results from the Company’s international joint ventures and miscellaneous corporate sales. This segment was previously the All Other segment, and was renamed in the second quarter of fiscal 2013, with no change in the composition of the segment.

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

(in thousands)	2013	2012	2011
Sales to Unaffiliated
Customers
Grocery Products	$1,517,557	$1,170,871	$1,064,558
Refrigerated Foods	4,251,515	4,222,752	4,189,224
Jennie-O Turkey Store	1,601,868	1,549,227	1,467,222
Specialty Foods	932,533	924,472	835,584
International & Other	448,181	363,348	338,501
Total	$8,751,654	$8,230,670	$7,895,089
Intersegment Sales
Grocery Products	$ –	$ –	$ –
Refrigerated Foods	17,359	12,144	14,101
Jennie-O Turkey Store	123,420	125,575	124,868
Specialty Foods	108	133	127
International & Other	–	–	–
Total	140,887	137,852	139,096
Intersegment elimination	(140,887)	(137,852)	(139,096)
Total	$ –	$ –	$ –
Net Sales
Grocery Products	$1,517,557	$1,170,871	$1,064,558
Refrigerated Foods	4,268,874	4,234,896	4,203,325
Jennie-O Turkey Store	1,725,288	1,674,802	1,592,090
Specialty Foods	932,641	924,605	835,711
International & Other	448,181	363,348	338,501
Intersegment elimination	(140,887)	(137,852)	(139,096)
Total	$8,751,654	$8,230,670	$7,895,089
Segment Operating Profit
Grocery Products	$ 213,646	$ 181,251	$ 162,556
Refrigerated Foods	232,692	228,665	292,624
Jennie-O Turkey Store	222,117	238,298	204,940
Specialty Foods	88,873	83,089	76,905
International & Other	71,490	49,889	36,250
Total segment operating profit	$ 828,818	$ 781,192	$ 773,275
Net interest and investment expense (income)	7,482	6,339	23,448
General corporate expense	26,694	21,429	35,992
Noncontrolling interest	3,865	4,911	5,001
Earnings before income taxes	$ 798,507	$ 758,335	$ 718,836

(in thousands)	2013	2012	2011
Assets
Grocery Products	$1,237,405	$ 683,601	$ 670,398
Refrigerated Foods	1,218,418	1,171,161	1,177,588
Jennie-O Turkey Store	819,343	857,682	805,459
Specialty Foods	469,599	506,237	475,289
International & Other	361,038	224,847	196,957
Corporate	810,077	1,120,438	918,700
Total	$4,915,880	$4,563,966	$4,244,391
Additions to Property,
Plant and Equipment
Grocery Products	$ 10,100	$ 17,966	$ 10,910
Refrigerated Foods	58,523	67,003	45,244
Jennie-O Turkey Store	22,863	33,594	29,507
Specialty Foods	3,606	3,779	3,470
International & Other	2,973	2,794	1,145
Corporate	8,697	7,167	6,635
Total	$ 106,762	$ 132,303	$ 96,911
Depreciation and
Amortization
Grocery Products	$ 22,912	$ 15,870	$ 15,597
Refrigerated Foods	57,879	60,229	65,689
Jennie-O Turkey Store	26,921	26,144	25,379
Specialty Foods	9,232	9,871	9,817
International & Other	1,906	1,437	1,387
Corporate	6,000	5,943	6,296
Total	$ 124,850	$ 119,494	$ 124,165

The Company’s products primarily consist of meat and other food products. Perishable meat includes fresh meats, refrigerated meal solutions, sausages, hams, wieners, and bacon (excluding JOTS products). The Poultry category is composed primarily of JOTS products. Shelf-stable includes canned luncheon meats, shelf-stable microwaveable meals, stews, chilies, hash, meat spreads, flour and corn tortillas, salsas, tortilla chips, peanut butter, and other items that do not require refrigeration. The Other category primarily consists of nutritional food products and supplements, sugar and sugar substitutes, dessert and drink mixes, and industrial gelatin products. The percentages of total revenues contributed by classes of similar products for the last three fiscal years are as follows:

	Fiscal Year Ended
	October 27, 2013	October 28, 2012	October 30, 2011
Perishable meat	50.9%	53.5%	55.1%
Shelf-stable	21.4	17.6	16.8
Poultry	18.8	19.3	19.1
Other	8.9	9.6	9.0
	100.0%	100.0%	100.0%

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

	Fiscal Year Ended
	October 27,	October 28,	October 30,
(in thousands)	2013	2012	2011
United States	$8,193,730	$7,739,826	$7,431,798
Foreign	557,924	490,844	463,291
	$8,751,654	$8,230,670	$7,895,089

In fiscal 2013, sales to Wal-Mart Stores, Inc. (Wal-Mart) represented $1.33 billion or 13.9 percent of the Company’s consolidated revenues (measured as gross sales less returns and allowances). Wal-Mart is a customer for all five segments of the Company.

NOTE P

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following tabulations reflect the unaudited quarterly results of operations for the years ended October 27, 2013, and October 28, 2012.

(in thousands, except per share data)	Net Sales	Gross Profit	Net Earnings	Net Earnings Attributable to Hormel Foods Corporation(1)	Basic Earnings Per Share(2)	Diluted Earnings Per Share(2)
2013
First quarter	$2,116,241	$344,193	$131,045	$129,716	$0.49	$0.48
Second quarter	2,152,686	352,801	126,641	125,520	0.47	0.46
Third quarter	2,159,525	330,306	113,905	113,635	0.43	0.42
Fourth quarter	2,323,202	385,516	158,485	157,340	0.60	0.58
2012
First quarter	$2,039,439	$337,409	$129,333	$128,395	$0.49	$0.48
Second quarter	2,012,859	335,607	128,935	127,887	0.49	0.48
Third quarter	2,008,188	307,056	112,407	111,167	0.42	0.41
Fourth quarter	2,170,184	351,779	134,286	132,601	0.50	0.49

(1)   Excludes net earnings attributable to the Company’s noncontrolling interests.

(2)   Quarterly amounts are independently computed and may not add to the annual amounts.

Shareholder Information

INDEPENDENT AUDITORS

Ernst & Young LLP

220 South Sixth Street, Ste. 1400

Minneapolis, MN 55402-4509

STOCK LISTING

Hormel Foods Corporation’s common stock is traded on the New York Stock Exchange under the symbol HRL. The CUSIP number is 440452100.

There are approximately 11,500 record shareholders and 41,000 shareholders whose shares are held in street name by brokerage firms and financial institutions.

COMMON STOCK DATA

The high and low prices of the Company’s common stock and the dividends per share declared for each fiscal quarter of 2013 and 2012, respectively, are shown below:

2013	High	Low	Dividend
First Quarter	$35.38	$29.32	$0.17
Second Quarter	42.09	34.60	0.17
Third Quarter	43.17	37.46	0.17
Fourth Quarter	44.22	40.60	0.17
2012	High	Low	Dividend
First Quarter	$30.33	$28.17	$0.15
Second Quarter	29.65	27.98	0.15
Third Quarter	30.70	27.70	0.15
Fourth Quarter	29.85	27.28	0.15

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

The transfer agent makes shareholder account data available to shareholders of record via the Internet. This service allows shareholders to view various account details, such as certificate information, dividend payment history, and dividend reinvestment plan records, over a secure Internet connection with the required entry of an account number and authentication ID. Information is available 24 hours per day, 7 days a week. If you are interested, you may use the website www.shareowneronline.com and access “Sign Up Now!” to arrange for setup.

DIVIDEND REINVESTMENT PLAN

Hormel Foods Corporation’s Dividend Reinvestment Plan, available to record shareholders, allows for full dividend reinvestment and voluntary cash purchases with brokerage commissions or other service fees paid by the Company. Automatic debit for cash contribution is also available. This is a convenient method to have money automatically withdrawn each month from a checking or savings account and invested in your Dividend Reinvestment Plan account. To enroll in the plan or obtain additional information, contact Wells Fargo Shareowner Services, using the address or telephone number provided, listed previously in this section as Company transfer agent and registrar. Enrollment in the plan is also available on the Internet at www.shareowneronline.com.

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

REPORTS AND PUBLICATIONS

Copies of the Company’s Form 10-K (annual report) and Form 10-Q (quarterly report) to the Securities and Exchange Commission (SEC), proxy statement, all news releases and other corporate literature are available free upon request by calling (507) 437-5345 or by accessing the information on the Internet at www.hormelfoods.com. Notice and access to the Company’s Annual Report is mailed approximately one month before the Annual Meeting. The Annual Report can be viewed at the website named above or a hard copy will be available free upon request via email, mail, or by calling (507) 437-5571.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Tuesday, January 28, 2014 in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m. (CT).

QUESTIONS ABOUT HORMEL FOODS

Shareholder Inquiries

(507) 437-5944

Analyst/Investor Inquiries

(507) 437-5248

Media Inquiries

(507) 437-5345

CONSUMER RESPONSE

Inquiries regarding products of Hormel Foods Corporation should be addressed:

Consumer Response

Hormel Foods Corporation

1 Hormel Place

Austin, MN 55912-3680
or call 1-800-523-4635

TRADEMARKS

References in italic within this report, excluding titles of periodicals on page 3 and 12, represent valuable trademarks owned or licensed by Hormel Foods, LLC or subsidiaries of Hormel Foods Corporation.

“Country Crock” is a registered trademark of the Unilever Group and is used under license. All rights reserved. ©Unilever Group. All rights reserved.

Stock Performance Chart

*$100 invested on 10/24/08 in stock or index – including reinvestment of dividends.

Corporate Officers

Jeffrey M. Ettinger*

Chairman of the Board,

President and Chief Executive Officer

Jody H. Feragen*

Executive Vice President

and Chief Financial Officer

Steven G. Binder

Executive Vice President and

President, Hormel Business Units

Deanna T. Brady

Group Vice President,

Foodservice

(effective 10/28/2013)

Thomas R. Day

Group Vice President,

Refrigerated Foods

(effective 10/28/2013)

Donald H. Kremin

Group Vice President,

Specialty Foods

Glenn R. Leitch

Group Vice President;

President, Jennie-O Turkey Store, Inc.

James P. Snee

Group Vice President;

President, Hormel Foods International
Corporation

James M. Splinter

Group Vice President,
Grocery Products

Larry L. Vorpahl

Group Vice President;

President, Consumer Products Sales

William F. Snyder

Senior Vice President,

Supply Chain

D. Scott Aakre

Vice President,

Corporate Innovation

and New Product Development

Jeffrey R. Baker

Vice President,

Foodservice Marketing

Mark A. Coffey

Vice President,

Affiliated Business Units

Refrigerated Foods

Patrick J. Connor

Vice President;

Senior Vice President, Sales,

Consumer Products Sales

Julie H. Craven

Vice President,

Corporate Communications

Michael L. Devine

Vice President,

Grocery Products Operations

Bryan D. Farnsworth

Vice President,
Quality Management

Roland G. Gentzler

Vice President, Finance
and Treasurer

Fred D. Halvin

Vice President,
Corporate Development

Brian D. Johnson

Vice President and
Corporate Secretary

David P. Juhlke

Vice President,
Human Resources

Lori J. Marco

Vice President, External Affairs
and General Counsel

Luis G. Marconi

Vice President,

Grocery Products Marketing

Phillip L. Minerich, Ph.D.

Vice President,

Research and Development
(retires effective 12/31/2013)

Kurt F. Mueller

Vice President;

Senior Vice President, Sales,
Consumer Products Sales

Kevin L. Myers, Ph.D.

Vice President,

Research and Development
(effective 10/28/2013)

Jeff A. Nuytten

Vice President,

Refrigerated Foods Operations

Mark J. Ourada

Vice President,

Foodservice Sales
(effective 10/28/2013)

James R. Schroeder

Vice President,
Engineering

Patrick J. Schwab

Vice President;

Senior Vice President, Sales,
Consumer Products Sales

James N. Sheehan

Vice President and Controller

Joe C. Swedberg

Vice President,
Legislative Affairs

Steven J. Venenga

Vice President,

Meat Products Marketing

James T. Anderson

Assistant Controller

* Director