Form 10-K, Exhibit 13
period 2014-10-26
HORMEL FOODS CORP /DE/
filed 2014-12-17
CIK 48465

Exhibit 13.1

SELECTED PAGES OF THE 2014 ANNUAL STOCKHOLDERS’ REPORT

Selected Financial Data

(in thousands, except per share amounts)	2014	2013	2012	2011	2010
Operations
Net Sales	$9,316,256	$8,751,654	$8,230,670	$7,895,089	$7,220,719
Net Earnings	606,026	530,076	504,961	479,196	399,776
Net Earnings Attributable to Hormel Foods Corporation	602,677	526,211	500,050	474,195	395,587
% of net sales	6.47%	6.01%	6.08%	6.01%	5.48%
EBIT(1)	928,271	802,124	759,763	737,283	642,386
% of net sales	9.96%	9.17%	9.23%	9.34%	8.90%
EBITDA(2)	1,058,315	926,974	879,257	861,448	767,977
% of net sales	11.36%	10.59%	10.68%	10.91%	10.64%
Return on Invested Capital(3)	15.79%	14.92%	16.43%	16.85%	14.89%

Financial Position
Total Assets	5,455,619	4,915,880	4,563,966	4,244,391	4,053,918
Long-term Debt less Current Maturities	250,000	250,000	250,000	250,000	–
Hormel Foods Corporation Shareholders’ Investment	3,605,678	3,311,040	2,819,455	2,656,582	2,400,657

Selected Cash Flow Data
Depreciation and Amortization	130,044	124,850	119,494	124,165	125,591
Capital Expenditures	159,138	106,762	132,303	96,911	89,823
Acquisitions of Businesses	466,204	665,415	168	7,207	28,104
Share Repurchase	58,937	70,819	61,366	152,930	69,574
Dividends Paid	203,156	174,320	152,204	129,975	109,374

Common Stock
Weighted-Average Shares Outstanding — Basic	263,812	264,317	263,466	266,394	266,732
Weighted-Average Shares Outstanding — Diluted	270,216	270,224	268,891	271,915	270,698
Earnings per Share — Basic	$ 2.28	$ 1.99	$ 1.90	$ 1.78	$ 1.48
Earnings per Share — Diluted	2.23	1.95	1.86	1.74	1.46
Dividends per Share	0.80	0.68	0.60	0.51	0.42
Hormel Foods Corporation Shareholders’ Investment per Share	13.68	12.56	10.72	10.06	9.03

The Company provides EBIT, EBITDA, and Return on Invested Capital because these measures are useful to investors as indicators of operating strength and performance relative to prior years, and are typically used to benchmark our Company’s performance against other companies in our industry. Management uses EBIT as a component of certain executive incentive plans, but does not utilize EBITDA for any material purpose. These measures are calculated as follows:

(in thousands)	2014	2013	2012	2011	2010
(1) EBIT: Net Earnings Attributable to Hormel Foods Corporation	$ 602,677	$ 526,211	$ 500,050	$ 474,195	$ 395,587
Plus: Income Tax Expense	316,126	268,431	253,374	239,640	224,775
Plus: Interest Expense	12,704	12,453	12,859	22,662	26,589
Less: Interest and Investment Income (Loss)	3,236	4,971	6,520	(786)	4,565
EBIT	$ 928,271	$ 802,124	$ 759,763	$ 737,283	$ 642,386
(2) EBITDA:
EBIT per (1) above	$ 928,271	$ 802,124	$ 759,763	$ 737,283	$ 642,386
Plus: Depreciation and Amortization	130,044	124,850	119,494	124,165	125,591
EBITDA	$1,058,315	$ 926,974	$ 879,257	$ 861,448	$ 767,977
(3) Return on Invested Capital:
EBIT per (1) above	$ 928,271	$ 802,124	$ 759,763	$ 737,283	$ 642,386
X (1 — Effective Tax Rate*)	65.59%	66.22%	66.37%	66.43%	63.77%
After-tax EBIT	608,887	531,166	504,257	489,771	409,631
Divided by:
Total Debt	250,000	250,000	250,000	250,000	350,000
Hormel Foods Corporation Shareholders’ Investment	3,605,678	3,311,040	2,819,455	2,656,582	2,400,657
Total Debt and Shareholders’ Investment	3,855,678	3,561,040	3,069,455	2,906,582	2,750,657
Return on Invested Capital	15.79%	14.92%	16.43%	16.85%	14.89%

* Excluding earnings attributable to noncontrolling interests.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Fiscal 2014: Hormel Foods achieved record sales and earnings for fiscal 2014. Sales grew 6.5 percent to $9.3 billion with four of the five reporting segments recording top-line increases. Net earnings for the year were $602.7 million, an increase of 14.5 percent over 2013, with three of five segments contributing to the growth. Earnings per diluted share were $2.23, a 14.4 percent improvement compared to last year.

Significant contributions by the Refrigerated Foods, Jennie-O Turkey Store, and International & Other segments drove top and bottom-line results, with each delivering double-digit percentage segment operating profit growth. Financial performance for the Refrigerated Foods segment improved over last year as strong pork operating margins, higher meat commodity markets, and increased sales of value-added products in the retail and foodservice businesses drove segment results. Our Jennie-O Turkey Store segment was also able to capitalize on the growth of value-added sales and higher meat commodity markets. Segment profit performance was negatively impacted by higher grain and energy costs and lower live production performance associated with colder than normal weather conditions in the first half of the year. The International & Other segment benefitted from growth in the China businesses and increased royalty income, along with momentum from export sales of SKIPPY® peanut butter and pork products, to drive year-over-year gains. Grocery Products results were pressured by higher protein input costs and volume softness associated with price increases on certain products. Specialty Foods segment net sales and segment profit were negatively impacted due to the fourth quarter 2013 expiration of the agreement allowing Diamond Crystal Brands to sell certain sugar substitutes in foodservice trade channels as well as 2014 acquisition-related expenses. General corporate expense was higher due to an increase in bad debt expense, while net interest and investment expense increased due to lower returns on the Company’s rabbi trust.

Our financial performance continued to generate substantial operating cash flows. In fiscal 2014, we completed the acquisitions of the China based SKIPPY® peanut butter business and the CytoSport Holdings, Inc. (CytoSport) business, makers of the Muscle Milk® brand of products, for a total of $466.2 million. We also repurchased 1.3 million shares of common stock for $58.9 million and announced a 25.0 percent increase to our dividend rate after a 17.6 percent increase last year. The annual dividend for 2015 will be $1.00 per share and marks the 49th consecutive year of dividend increases.

Fiscal 2015 Outlook: We expect to deliver sales and earnings in fiscal 2015 that exceed our five percent sales and ten percent earnings growth goals. While we expect continued price volatility in commodity meats, we expect prices to normalize as the year progresses. These lower meat protein prices will provide input cost relief for the Grocery Products segment. Strong growth in the foodservice and retail businesses and improved live production results within the Refrigerated Foods segment will offset challenging comparisons for our pork operations. More favorable grain markets are expected to benefit the Jennie-O Turkey Store segment, partially offset by lower commodity turkey meat prices. We plan modest increases to turkey and pork production in fiscal 2015 to support our value-added businesses. A full year of contributions from the CytoSport business will aid in the delivery of year-over-year earnings growth for Specialty Foods. We look for continued growth of pork exports and our China businesses, complemented by the SPAM® family of products and SKIPPY® peanut butter, to deliver growth in our International & Other segment.

Product innovation and building our branded, value-added products will remain priorities in fiscal 2015. Introducing new flavors, convenience, and creative menu options for our customers and consumers are vital to our strategy to keep our products relevant in today’s changing marketplace. We will continue to support our numerous iconic brands with increased advertising in fiscal 2015 and expect these efforts to support our business growth goals. Strong cash flow, along with a solid balance sheet, will enable us to continue to return cash to shareholders, while providing the foundation to expand our business through internal investment and strategic acquisitions.

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

The Company offers various sales incentives to customers and consumers. Incentives that are offered off-invoice include prompt pay allowances, will call allowances, spoilage allowances, and temporary price reductions. These incentives are recognized as reductions of revenue at the time title passes. Coupons are used as an incentive for consumers to purchase various products. The coupons reduce revenues at the time they are offered, based on estimated redemption rates. Promotional contracts are performed by customers to promote the Company’s products to consumers. These incentives reduce revenues at the time of performance through direct payments and accrued promotional funds. Accrued promotional funds are unpaid liabilities for promotional contracts in process or completed at the end of a quarter or fiscal year. Promotional contractual accruals are based on agreements with customers for defined performance. The liability relating to these agreements is based on a review of the outstanding contracts on which performance has taken place but for which the promotional payments relating to such contracts remain unpaid as of the end of the fiscal year. The level of customer performance and the historical spend rate versus contracted rates are significant estimates used to determine these liabilities.

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

In conducting the initial qualitative assessment, the Company analyzes actual and projected growth trends for net sales, gross margin, and segment profit for each reporting unit, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, each reporting unit assesses critical areas that may impact its business, including macroeconomic conditions and the related impact, market related exposures, any plans to market all or a portion of their business, competitive changes, new or discontinued product lines, changes in key personnel, and any other potential risks to their projected financial results. All of the assumptions used in the qualitative assessment require significant judgment.

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

Based on the qualitative assessment conducted in fiscal 2014, performance of the quantitative two-step test was not required for any of the Company’s reporting units. No goodwill impairment charges were recorded.

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

In conducting the initial qualitative assessment, the Company analyzes growth rates for historical and projected net sales and the results of prior quantitative tests performed. Additionally, each reporting unit assesses critical areas that may impact their intangible assets or the applicable royalty rates to determine if there are factors that could impair the asset.

If performed, the quantitative impairment test compares the fair value and carrying value of the indefinite-lived intangible asset. The fair value of indefinite-lived intangible assets is primarily determined on the basis of estimated discounted value, using the relief from royalty method. The assumptions used in the estimate of fair value, including future sales projections and discount rates, require significant judgment. The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future sales projections for each reporting unit as included in their profit plans. The Company reviews various Company and industry factors when determining the assumptions to use in estimating the fair value. Additionally, the Company performs sensitivity testing of the sales assumptions and discount rate to assess the impact on the fair value for each intangible asset under various circumstances. If the carrying value exceeds fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded for the difference. Even if not required, the Company periodically elects to perform the quantitative test in order to confirm the qualitative assessment.

Based on the qualitative assessment conducted in fiscal 2014, performance of the quantitative test was not required for any of the Company’s indefinite-lived intangible assets. No impairment charges were recorded for indefinite-lived intangible assets for fiscal 2014.

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

Refrigerated Foods

This segment includes the Hormel Refrigerated operating segment and the Affiliated Business Units. This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork and beef products for retail, foodservice, and fresh product customers. The Affiliated Business Units include the Farmer John, Burke Corporation, Dan’s Prize, and Saag’s Products, Inc. businesses. Through fiscal 2014, this segment also included Precept Foods, LLC, a 50.01 percent owned joint venture that was dissolved at the end of the fiscal year.

Jennie-O Turkey Store	This segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for retail, foodservice, and fresh product customers.

Specialty Foods

This segment includes the Diamond Crystal Brands (DCB), CytoSport/Century Foods International, and Hormel Specialty Products (HSP) operating segments. This segment consists of the packaging and sale of private label shelf stable products, nutritional products, sugar, and condiments to industrial, retail, and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products.

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

The Company’s fiscal year consisted of 52 weeks in 2014, 2013, and 2012.

FISCAL YEARS 2014 AND 2013:

Consolidated Results

Net Earnings: Net earnings attributable to the Company for the fourth quarter of fiscal 2014 were $171.3 million, an increase of 8.8 percent compared to earnings of $157.3 million for the same quarter last year. Diluted earnings per share were $0.63 compared to $0.58 for the same quarter last year. Net earnings attributable to the Company for fiscal 2014 increased 14.5 percent to $602.7 million, from $526.2 million in fiscal 2013. Diluted earnings per share for fiscal 2014 increased 14.4 percent to $2.23 compared to $1.95 per share last year.

Net Sales: Net sales for the fourth quarter of fiscal 2014 increased to $2.54 billion from $2.32 billion in the same quarter of fiscal 2013, an increase of 9.5 percent. Net sales for fiscal 2014 increased 6.5 percent to $9.32 billion compared to $8.75 billion in the prior year. The Company’s Specialty Foods, International & Other, Jennie-O Turkey Store, and Refrigerated Foods reporting segments delivered sales growth in the fourth quarter compared to fiscal 2013. For the full year in fiscal 2014, growth was enjoyed by the International & Other, Refrigerated Foods, Jennie-O Turkey Store, and Grocery Products segments compared to the prior year. Tonnage for the fourth quarter increased 2.8 percent to 1.34 billion lbs. compared to 1.30 billion lbs. for the same period last year. Tonnage for the fiscal year increased 0.7 percent to 5.00 billion lbs. from 4.97 billion lbs. in the prior year.

Net sales for fiscal 2014 were enhanced by the addition of the CytoSport business acquired on August 11, 2014, and the China based SKIPPY® peanut butter business acquired on November 26, 2013. On a combined basis, these acquisitions contributed an incremental $84.3 million of net sales and 39.6 million lbs. for the fourth quarter, and $102.5 million of net sales and 50.3 million lbs. for the fiscal year. Additionally, top-line comparative results for the year were impacted by the addition of the U.S. based SKIPPY® peanut butter business acquired on January 31, 2013. These sales contributed an incremental $86.5 million of net sales and 57.1 million lbs. to the top-line results for the fiscal year. Increased value-added sales within the Refrigerated Foods and Jennie-O Turkey Store segments also contributed to the top-line results for both the fourth quarter and fiscal year. Robust sales from the Company’s China business and pork export sales by the Company’s international business also provided notable growth throughout fiscal 2014. Tonnage increased for the year, as the Company successfully managed reduced volume through its harvest facilities in the third quarter, reflecting tight raw material supplies due to Porcine Epidemic Diarrhea Virus (PEDv) in the industry.

The Company expects continued strong sales momentum entering 2015. The addition of the CytoSport business further diversifies the Company’s portfolio and represents a significant opportunity for the Company to expand its offerings of portable, immediate, protein-rich foods. To further support growth, the Company will continue to build brand awareness with increased advertising support focusing on the Jennie-O® Make The Switch® advertising campaign, Hormel® Natural Choice® deli meats, Hormel® REV® wraps, the SPAM® family of products, SKIPPY® peanut butter, and Muscle Milk® protein-rich products.

Gross Profit: Gross profit was $423.6 million and $1.56 billion for the 2014 fourth quarter and fiscal year, respectively, compared to $385.5 million and $1.41 billion last year. As a percentage of net sales, gross profit increased to 16.7 percent for the fourth quarter compared to 16.6 percent in fiscal 2013, and increased to 16.8 percent for the year compared to 16.1 percent in fiscal 2013. Strong performances from the Refrigerated Foods, Jennie-O Turkey Store, and International & Other segments offset lower margins in the Grocery Products and Specialty Foods segments for both the fourth quarter and fiscal year. Beneficial turkey commodity prices for the Jennie-O Turkey Store segment and strong pork operating margins for the Refrigerated Foods segment drove overall profit gains. In addition, continued growth of retail and foodservice value-added products benefited margins. Strong margins from the Company’s China operations and higher pork export sales and royalty income boosted margins for the International & Other segment. High meat input costs and related pricing actions negatively impacted margins and drove lower results in the Grocery Products segment. The Specialty Foods segment delivered lower margins in the fourth quarter due to a fair value inventory adjustment of $4.5 million relating to the CytoSport acquisition. The fourth quarter 2013 expiration of the agreement allowing DCB to sell certain sugar substitutes into foodservice trade channels also impacted fiscal year comparisons. Additionally, shipping and handling expenses rose in all five of the Company’s segments for the fiscal year.

Moving into fiscal 2015, the Company anticipates pork commodity prices and pork operating margins to normalize as the year progresses, providing input cost relief for the Grocery Products segment. Challenging comparisons for the Company’s pork operations will be offset by strong growth in the foodservice and retail businesses and improved live production results for the Refrigerated Foods segment. Jennie-O Turkey Store is entering the new fiscal year backed by strong sales momentum and beneficial grain markets, but will likely experience less favorable commodity meat markets. The International & Other segment will continue to deliver growth through expansion of its China business and the Specialty Foods segment will benefit from a full year of CytoSport sales. Turkey production will be modestly increased in fiscal 2015 to support the Jennie-O Turkey Store value-added product needs, following a year of slight increases to production levels in fiscal 2014. Advertising support for the Company’s core brands should also enhance margin results in fiscal 2015.

Selling, General and Administrative: Selling, general and administrative expenses for the fourth quarter and year were $165.9 million and $650.9 million, respectively, compared to $147.4 million and $627.3 million last year. Selling, general and administrative expenses as a percentage of net sales for the fourth quarter increased to 6.5 percent compared to the prior year at 6.3 percent. For the fiscal year, these expenses decreased to 7.0 percent of net sales from 7.2 percent in fiscal 2013. The higher expense for the fourth quarter includes $4.8 million of transaction costs incurred related to the acquisition of CytoSport, reflected in the Specialty Foods segment. For the fiscal year, the Company incurred increased advertising and employee-related expenses, offset by transaction and transition costs related to the U.S. based SKIPPY® acquisition in the prior year. In 2015, the Company plans a renewed focus on advertising for many of the Company’s products including the Make The Switch® advertising campaign for Jennie-O® products, SKIPPY® peanut butter, Hormel® Natural Choice® deli meats, the SPAM® family of products, Hormel® REV® wraps, and Muscle Milk® protein-rich products. As a percentage of net sales, the Company expects selling, general and administrative expenses to be between 7.5 percent and 7.8 percent in fiscal 2015.

Research and development expenses were $7.5 million and $29.9 million for the fiscal 2014 fourth quarter and year, respectively, compared to $7.2 million and $29.9 million in fiscal 2013. Building upon the Company’s value-added portfolio through product innovation will continue to be a priority for the Company in fiscal 2015.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $5.7 million and $17.6 million for the fiscal 2014 fourth quarter and year, respectively, compared to $2.1 million and $20.5 million last year. The increase for the fourth quarter is a result of improved results from the Company’s 50 percent owned MegaMex joint venture, reflecting the impact of a larger incentive expense on the Fresherized Foods acquisition recognized in the prior year. In addition, overall improved results for the Company’s international joint ventures were noted for the fourth quarter of fiscal 2014, while the full year generated an overall decline for those operations as well as the MegaMex joint venture compared to the prior year.

The Company accounts for its majority-owned operations under the consolidation method. Investments in which the Company owns a minority interest, and for which there are no other indicators of control, are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the Consolidated Statements of Financial Position as investments in and receivables from affiliates. The composition of this line item at October 26, 2014, was as follows:

(in thousands) Country	Investments/Receivables
United States	$208,221
Philippines	48,170
Vietnam	2,806
Mexico	2,267
Japan	2,987
Total	$264,451

Income Taxes: The Company’s effective tax rate for the fiscal 2014 fourth quarter and year was 34.1 percent and 34.3 percent, respectively, compared to 33.9 percent and 33.6 percent, respectively, for the fourth quarter and year in fiscal 2013. The higher rate for fiscal 2014 is due to the impact of net favorable adjustments and settlements with various state jurisdictions in fiscal 2013. The Company expects the effective tax rate in fiscal 2015 to be between 34.0 percent and 34.5 percent.

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

	Fourth Quarter Ended			Year Ended
(in thousands)	October 26, 2014	October 27, 2013	% Change	October 26, 2014	October 27, 2013	% Change

Net Sales
Grocery Products	$ 405,166	$ 419,615	(3.4)	$1,558,265	$1,517,557	2.7
Refrigerated Foods	1,211,890	1,108,157	9.4	4,644,179	4,251,515	9.2
Jennie-O Turkey Store	509,980	459,670	10.9	1,672,452	1,601,868	4.4
Specialty Foods	277,559	212,485	30.6	907,120	932,533	(2.7)
International & Other	139,176	123,275	12.9	534,240	448,181	19.2
Total Net Sales	$2,543,771	$2,323,202	9.5	$9,316,256	$8,751,654	6.5

Segment Operating Profit
Grocery Products	$ 50,051	$ 63,476	(21.1)	$ 195,064	$ 213,646	(8.7)
Refrigerated Foods	87,296	79,453	9.9	338,020	232,692	45.3
Jennie-O Turkey Store	95,253	65,550	45.3	272,362	222,117	22.6
Specialty Foods	13,747	15,975	(13.9)	71,514	88,873	(19.5)
International & Other	22,629	22,069	2.5	84,745	71,490	18.5
Total Segment Operating Profit	268,976	246,523	9.1	961,705	828,818	16.0
Net interest and investment expense (income)	2,626	595	341.3	9,468	7,482	26.5
General corporate expense	6,192	7,466	(17.1)	33,434	26,694	25.2
Noncontrolling interest	584	1,145	(49.0)	3,349	3,865	(13.4)
Earnings Before Income Taxes	$ 260,742	$ 239,607	8.8	$ 922,152	$ 798,507	15.5

Grocery Products: Grocery Products net sales decreased 3.4 percent for the fiscal 2014 fourth quarter and increased 2.7 percent for the year compared to fiscal 2013. Tonnage decreased 4.8 percent for the quarter and increased 3.3 percent for the year compared to prior year results. The comparative results for the fiscal year reflect the addition of the SKIPPY® peanut butter business beginning in the second quarter of fiscal 2013. This business contributed an incremental $73.3 million of net sales and 49.1 million lbs. to the results for the fiscal year.

Net sales for Grocery Products in the fourth quarter were negatively impacted by lower tonnage in the canned meat portfolio due to pricing actions taken earlier in the year to partially offset higher commodity cost inputs. Softer sales of Hormel® chili and the Hormel® Compleats® line of microwave meals led to the fourth quarter decline. For the fiscal year, sales gains for Hormel® bacon toppings and the Herdez® line of salsas and sauces within the MegaMex joint venture offset lower sales of the Hormel® Compleats® line of microwave meals and the SPAM® family of products.

Segment profit for Grocery Products decreased 21.1 percent for the fourth quarter and 8.7 percent for the year compared to fiscal 2013. Profit results for the fourth quarter were hampered by high meat input costs and reduced volumes following related pricing actions. Partially offsetting the decrease were higher equity in earnings results from the MegaMex joint venture in the fourth quarter, as the prior year included higher incentive expense on the Fresherized Foods acquisition. For the fiscal year, improved margins of Hormel® bacon toppings and the Herdez® line of salsas and sauces within our MegaMex joint venture were unable to offset the margin declines in products such as the SPAM® family of products, Hormel® chili, Hormel® Compleats® microwave meals, and Dinty Moore® stew.

Looking ahead, the Company expects pork commodity prices to normalize as the year progresses, providing input cost relief in fiscal 2015 for Grocery Products. Growth for SKIPPY® peanut butter products is anticipated following the September kick-off of a national advertising campaign after many years off air. Effective at the beginning of fiscal 2015, Fresherized Foods, the makers of Wholly Guacamole®, will be integrated into the Grocery Products sales and distribution systems giving this brand the full benefit of the Company’s sales force capabilities. Going forward, 100 percent of these sales will be reported within the top-line results for the Grocery Products segment. The Company recently announced the closure of its Grocery Products plant in Stockton, California, and production from that facility will be moved to more modern facilities within the Company in the second quarter of fiscal 2015.

Refrigerated Foods: Net sales for the Refrigerated Foods segment increased 9.4 percent for the fiscal 2014 fourth quarter and increased 9.2 percent for the year compared to fiscal 2013. Tonnage increased 0.6 percent for the fourth quarter and decreased 0.1 percent for the fiscal year compared to prior year results. Tonnage remained relatively even with last year, as the Company successfully managed the reduced volumes processed through its harvest facilities in the third quarter due to PEDv in the industry and its effect on raw material supplies.

Several value-added product lines within Refrigerated Foods grew during fiscal 2014. Top-line results were driven by double-digit sales growth within the foodservice business in both the fourth quarter and fiscal year. Several value-added products within the foodservice business delivered growth, led by sales of innovative Hormel® Fire BraisedTM meats and Hormel® Bacon 1TM fully cooked bacon, along with continued robust sales of Hormel® fully cooked sausages. On the retail side of the business, improved sales performance of Hormel® Black Label® bacon and Hormel® REV® wraps, along with the reformulation and packaging updates of Hormel® side dishes introduced just under a year ago, led to restored sales growth for the fiscal year. Additionally, Hormel® Black Label® bacon and Hormel® party trays delivered sales gains in the fourth quarter.

Segment profit for Refrigerated Foods increased 9.9 percent in the fourth quarter and 45.3 percent for the year, compared to fiscal 2013. Unusually high pork operating margins were a significant driver of the higher results for both the fourth quarter and year. Strong growth for retail and foodservice value-added products also boosted margins in fiscal 2014.

Entering fiscal 2015, the Company expects pork operating margins to normalize as the year progresses. Commodity pork prices are anticipated to exhibit some volatility with PEDv still lingering in domestic herds, but not to the degree experienced in fiscal 2014. Strong growth in the foodservice and retail businesses is expected to offset these lower margins. The Company intends to increase pork production levels slightly over fiscal 2014. In continued support of the value-added product portfolio, the Company plans to focus advertising dollars on Hormel® Natural Choice® deli meats and Hormel® REV® wraps to enhance sales in the upcoming year.

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the fiscal 2014 fourth quarter and year increased 10.9 percent and 4.4 percent, respectively, compared to fiscal 2013. Tonnage increased 6.6 percent for the fourth quarter and 0.1 percent for the year, compared to prior year results. JOTS value-added products continued to deliver sales gains throughout the fourth quarter and fiscal year. Retail sales of Jennie-O® lean ground turkey chubs and tray pack items experienced the greatest benefit from the Make The Switch® advertising campaign that started early in the year featuring ground turkey tacos. High commodity turkey prices also aided top-line growth. Total harvest volume increased during the fourth quarter and fiscal year compared to the prior year.

Segment profit for JOTS increased 45.3 percent for the fourth quarter and 22.6 percent for the year, compared to fiscal 2013. Increased value-added volume, improved product mix, strategic price management, and record commodity pricing drove the improved segment profit performance compared to a year ago. The positive comparison to fiscal 2013 reflects lower overall grain costs and higher commodity turkey meat prices. Value-added growth benefited from increased advertising expenses in fiscal 2014 with a renewed focus on the Make The Switch® advertising campaign. These profit gains offset lower live production performance and higher fuel expenses from the extended harsh winter experienced earlier in the year.

Entering fiscal 2015, the Company plans to increase turkey production modestly to support the value-added businesses for JOTS, following a year with a slight increase in production levels. Overall lower feed costs, although volatile, will benefit JOTS in 2015. The Company anticipates turkey prices to normalize during fiscal 2015, down from extremely high prices experienced in fiscal 2014. Advertising spend for JOTS more than doubled in fiscal 2014, with the Make The Switch® advertising campaign noted above. The Company plans to expand this advertising campaign into new markets in fiscal 2015.

Specialty Foods: Specialty Foods net sales increased 30.6 percent for the fiscal 2014 fourth quarter and decreased 2.7 percent for the year compared to fiscal 2013. Tonnage increased 14.5 percent for the quarter and decreased 4.9 percent for the year, compared to prior year results. The comparative results reflect the addition of the newly acquired CytoSport business beginning in the fourth quarter of fiscal 2014, contributing $73.5 million of net sales and 32.5 million lbs. to top-line results. Along with the addition of CytoSport sales, stronger canned meat sales for HSP led to the improved top-line performance for the fourth quarter. Sales declines for the full year were largely driven by the fourth quarter 2013 expiration of the agreement allowing DCB to sell certain sugar substitutes into foodservice trade channels, in addition to lower nutritional sales at Century Foods International (CFI). These declines were partially offset by improved sales of nutritional products for DCB and stronger canned meat sales for HSP.

Specialty Foods segment profit decreased 13.9 percent for the fourth quarter and 19.5 percent for the year compared to fiscal 2013. Declines in the fourth quarter were largely driven by $9.3 million of nonrecurring transaction costs and fair value adjustments related to the CytoSport acquisition. For the fiscal year, the shortfall was primarily driven by the expiration of the sugar substitute agreement noted above. High protein raw material costs also negatively impacted results in the fourth quarter for HSP.

In fiscal 2015, the Company will benefit from a full year of CytoSport sales while leveraging operational efficiencies and purchasing synergies to maximize the potential of this business.

International & Other: International & Other net sales increased 12.9 percent for the fiscal 2014 fourth quarter and 19.2 percent for the year compared to fiscal 2013. Continued strong sales for the Company’s China operations and pork exports, along with the addition of the China based SKIPPY® peanut butter sales were the primary drivers of the top-line results for the fourth quarter. The combined SKIPPY® business, including the U.S. based business acquired at the beginning of the second quarter of fiscal 2013, contributed an incremental $40.8 million of net sales and 25.0 million lbs. for the fiscal year comparison.

International & Other segment profit increased 2.5 percent and 18.5 percent for the fiscal 2014 fourth quarter and year, respectively, compared to fiscal 2013. Additional margins from China based SKIPPY® peanut butter sales and higher royalty income offset lower sales and margins on exports of the SPAM® family of products, as higher meat input costs pressured margins during the fourth quarter. Segment profit gains for the fiscal year were largely driven by robust margins for the Company’s China operations along with export sales of fresh pork items and improved royalty income.

After achieving another record segment profit year in fiscal 2014, the Company’s international business is entering 2015 with strong momentum. The Company expects solid export sales of the SPAM® family of products and SKIPPY® peanut butter sales, coupled with continued positive results from the Company’s China operations. To further expand our presence in China, the Company recently announced the construction of a new refrigerated foods plant slated to open in the back half of fiscal 2016. This facility will produce pepperoni, bacon, ham, and other refrigerated meat items sold in both foodservice and retail channels within China. The Company is also considering a potential exit from its business in Vietnam early in fiscal 2015, which has been part of a larger joint venture in the region and has not delivered the results expected from our international investments.

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

Net interest and investment expense (income) for the fourth quarter and fiscal year was a net expense of $2.6 million and $9.5 million, respectively, compared to a net expense of $0.6 million and $7.5 million for the comparable periods of fiscal 2013. The increased expense for the fourth quarter and fiscal year is primarily due to lower returns on the Company’s rabbi trust. Interest expense was $1 2.7 million for fiscal 2014, increasing slightly from $12.5 million in fiscal 2013, as the Company utilized its revolving line of credit to fund the CytoSport acquisition in the fourth quarter. The Company expects interest expense to be approximately $12.0 million to $14.0 million for fiscal 2015.

General corporate expense for the fourth quarter and year was $6.2 million and $33.4 million, respectively, compared to $7.5 million and $26.7 million for the comparable periods of the prior year. The lower expense for the fourth quarter reflects lower salary and pension related expenses compared to the prior year. General corporate expense for the fiscal year was higher compared to last year, primarily the result of a bad debt incurred in the third quarter.

Net earnings attributable to the Company’s noncontrolling interests were $0.6 million and $3.3 million for the 2014 fourth quarter and fiscal year, respectively, compared to $1.1 million and $3.9 million for the comparable periods of fiscal 2013. The Company’s Precept Foods business generated lower results for both the fourth quarter and full year compared to fiscal 2013. This joint venture was dissolved at the end of the fiscal year. For the fiscal year, these declines were partially offset by improved results from the Company’s China operations.

FISCAL YEARS 2013 AND 2012:

Consolidated Results

Net Earnings: Net earnings attributable to the Company for the fourth quarter of fiscal 2013 were $157.3 million, an increase of 18.7 percent compared to earnings of $132.6 million for the same quarter in fiscal 2012. Diluted earnings per share were $0.58 compared to $0.49 for the same quarter in fiscal 2012. Net earnings attributable to the Company for fiscal 2013 increased 5.2 percent to $526.2 million, from $500.1 million in fiscal 2012. Diluted earnings per share for fiscal 2013 increased 4.8 percent to $1.95 compared to $1.86 per share in fiscal 2012.

Net Sales: Net sales for the fourth quarter of fiscal 2013 increased to $2.32 billion from $2.17 billion in fiscal 2012, an increase of 7.1 percent. Net sales for fiscal 2013 increased 6.3 percent to $8.75 billion compared to $8.23 billion in fiscal 2012. Tonnage for the fourth quarter increased 3.0 percent to 1.30 billion lbs. compared to 1.26 billion lbs. for the same period in fiscal 2012. Tonnage for the fiscal year increased 2.8 percent to 4.97 billion lbs. from 4.83 billion lbs. in fiscal 2012. Four of the Company’s five reporting segments delivered sales growth in the fourth quarter of fiscal 2013, and all five segments improved on a full year basis compared to fiscal 2012.

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

Gross Profit: Gross profit was $385.5 million and $1.41 billion for the 2013 fourth quarter and fiscal year, respectively, compared to $351.8 million and $1.33 billion in fiscal 2012. As a percentage of net sales, gross profit increased to 16.6 percent for the fourth quarter compared to 16.2 percent in fiscal 2012, but decreased to 16.1 percent for the year compared to 16.2 percent in fiscal 2012. Strong fourth quarter performances from the Refrigerated Foods, Grocery Products, and International & Other segments offset lower margins in the Jennie-O Turkey Store and Specialty Foods segments. The additional margins from SKIPPY® peanut butter sales boosted margins for both the Grocery Products and International & Other segments. Additionally, continued strong margins were experienced on export sales of the SPAM® family of products in the International & Other segment and improved results in the value-added businesses were seen in the Refrigerated Foods segment during the fourth quarter. These increases were able to overcome a sharp decline in the Specialty Foods segment due to the expiration of the agreement allowing DCB to sell certain sugar substitutes in foodservice trade channels and higher input costs for HSP. For the full year, gross margins were hindered by high grain costs and weak commodity turkey prices for Jennie-O Turkey Store and poor pork processing margins for Refrigerated Foods. In addition, shipping and handling expenses for the fiscal year increased compared to fiscal 2012 in four of the Company’s five reporting segments.

Selling, General and Administrative: Selling, general and administrative expenses for the fourth quarter and year were $147.4 million and $627.3 million, respectively, compared to $159.7 million and $605.9 million in fiscal 2012. Selling, general and administrative expenses as a percentage of net sales for the fourth quarter decreased to 6.3 percent compared to fiscal 2012 at 7.4 percent. For the fiscal year, these expenses decreased to 7.2 percent of net sales from 7.4 percent in fiscal 2012. The expense incurred in fiscal 2013 includes transition and transaction costs incurred related to the acquisition of the SKIPPY® peanut butter business compared to fiscal 2012. A reduction in advertising expenses led to a lower expense for both the fourth quarter and year as the prior year included a significant investment in the Make The Switch® media campaign. Lower employee benefit-related costs were also seen in the fourth quarter compared to fiscal 2012.

Research and development expenses were $7.2 million and $29.9 million for the fiscal 2013 fourth quarter and year, respectively, compared to $8.1 million and $29.8 million in fiscal 2012.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $2.1 million and $20.5 million for the fiscal 2013 fourth quarter and year, respectively, compared to $10.1 million and $38.7 million in fiscal 2012. The decrease is a result of lower earnings from the Company’s 50 percent owned MegaMex joint venture, which experienced higher incentive expense on the Fresherized Foods acquisition, unfavorable exchange rates, and higher input costs. Overall improved results were seen in the Company’s international joint ventures for the fourth quarter, while fiscal 2013 resulted in an overall decline for those operations compared to fiscal 2012.

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

	Fourth Quarter Ended			Year Ended
(in thousands)	October 27, 2013	October 28, 2012	% Change	October 27, 2013	October 28, 2012	% Change

Net Sales
Grocery Products	$419,615	$340,222	23.3	$1,517,557	$1,170,871	29.6
Refrigerated Foods	1,108,157	1,063,941	4.2	4,251,515	4,222,752	0.7
Jennie-O Turkey Store	459,670	429,199	7.1	1,601,868	1,549,227	3.4
Specialty Foods	212,485	247,429	(14.1)	932,533	924,472	0.9
International & Other	123,275	89,393	37.9	448,181	363,348	23.3

Total Net Sales	$2,323,202	$2,170,184	7.1	$8,751,654	$8,230,670	6.3

Segment Operating Profit
Grocery Products	$63,476	$54,248	17.0	$213,646	$181,251	17.9
Refrigerated Foods	79,453	61,150	29.9	232,692	228,665	1.8
Jennie-O Turkey Store	65,550	52,232	25.5	222,117	238,298	(6.8)
Specialty Foods	15,975	24,093	(33.7)	88,873	83,089	7.0
International & Other	22,069	12,126	82.0	71,490	49,889	43.3

Total Segment Operating Profit	246,523	203,849	20.9	828,818	781,192	6.1
Net interest and investment expense (income)	595	1,407	(57.7)	7,482	6,339	18.0
General corporate expense	7,466	3,389	120.3	26,694	21,429	24.6
Noncontrolling interest	1,145	1,685	(32.0)	3,865	4,911	(21.3)

Earnings Before Income Taxes	$239,607	$200,738	19.4	$798,507	$758,335	5.3

Grocery Products: Grocery Products net sales increased 23.3 percent for the fiscal 2013 fourth quarter and 29.6 percent for the year compared to fiscal 2012. Tonnage increased 24.4 percent for the quarter and 29.1 percent for the year compared to fiscal 2012. The comparative results reflect the addition of the newly acquired SKIPPY® peanut butter business beginning in the second quarter of fiscal 2013 and Don Miguel Foods Corp. sales (additional product lines within the MegaMex joint venture) beginning in the third quarter of fiscal 2012 when the Company’s retail sales force assumed responsibility for these sales. The addition of the SKIPPY® peanut butter business contributed an incremental $75.6 million of net sales and 48.1 million lbs. to the top-line results for the fourth quarter. On a combined basis, these businesses contributed an incremental $322.0 million of net sales and 182.8 million lbs. to the top- line results for fiscal 2013.

Improved sales in both the fourth quarter and fiscal year were recorded for Hormel® bacon toppings and the Herdez® and Don Miguel® products within the Company’s MegaMex joint venture which offset declines in categories such as Hormel® chili and Hormel® chunk meats. Sales of the Hormel® Compleats® line of microwave meals were also strong, enhanced by the introduction of new breakfast meal items towards the end of the third quarter.

Segment profit for Grocery Products increased 17.0 percent for the fourth quarter and 17.9 percent for the year compared to fiscal 2012. Along with the positive performance from the SKIPPY® peanut butter products, profit results for the fourth quarter and year benefited from improved margin performance in Hormel® Compleats® microwave meals and Hormel® bacon toppings. Higher pork and beef input costs squeezed margins of Hormel® chili and the SPAM® family of products. Lower equity in earnings results from the MegaMex joint venture also impacted profits due to higher incentive expense on the Fresherized Foods acquisition, unfavorable exchange rates, and higher input costs.

Refrigerated Foods: Net sales for the Refrigerated Foods segment increased 4.2 percent for the fiscal 2013 fourth quarter and increased 0.7 percent for the year compared to fiscal 2012. Tonnage decreased 4.8 percent for the fourth quarter and decreased 3.7 percent for the fiscal year compared to fiscal 2012 results, as planned reductions in this segment’s feed sales business beginning late in the first quarter of fiscal 2013 impacted volume comparisons. Lower sales of commodity fresh pork items contributed to top-line declines in the first half of fiscal 2013, as a reduction in harvest levels was taken to limit the Company’s exposure to unfavorable pork operating margins. However, top-line results strengthened during the second half of the year and solid net sales gains across several key value-added product lines were able to offset the decline in fresh pork sales for the fourth quarter.

Several value-added product lines within Refrigerated Foods experienced notable growth during fiscal 2013. The retail business unit had a solid performance throughout fiscal 2013 for Hormel® pepperoni, Hormel® Natural Choice® deli meats, and Lloyd’s® barbeque ribs in the retail channel. The new Hormel® REV® wraps enjoyed broad consumer acceptance, driven in part by a national advertising campaign which began in late July. Within the foodservice business, sales gains for fiscal 2013 were generated by several value-added products, led by sales of Hormel® Natural Choice® deli meats and Hormel® Fire BraisedTM meats.

Segment profit for Refrigerated Foods increased 29.9 percent in the fourth quarter and 1.8 percent for the year, compared to fiscal 2012. Pork operating margins in the fourth quarter improved compared to the challenging operating environment in fiscal 2012, offsetting unseasonably high hog costs. Additionally, retail bacon pricing actions taken during the third quarter drove improved margins toward the end of fiscal 2013.

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the fiscal 2013 fourth quarter and year increased 7.1 percent and 3.4 percent, respectively, compared to fiscal 2012. Tonnage increased 7.8 percent for the fourth quarter and 1.3 percent for the year, compared to fiscal 2012 results. JOTS value-added products continued to deliver sales gains throughout the fourth quarter and fiscal year. Retail sales of Jennie-O® fresh turkey chubs, turkey breakfast sausage, and turkey bacon were robust, while Jennie-O® fresh turkey tray pack sales were down during the fourth quarter. Total harvest volume increased during the fourth quarter compared to fiscal 2012, after intentional reductions were taken earlier in the year to reduce the segment’s exposure to weak commodity meat pricing.

Segment profit for JOTS increased 25.5 percent for the fourth quarter and decreased 6.8 percent for the year, compared to fiscal 2012. Significantly higher grain costs and lower commodity turkey meat prices during the first half of the year resulted in lower earnings for fiscal 2013, partially offset by operational efficiencies and continued momentum from value-added business. Fourth quarter results were also driven by continued growth in value-added sales, along with performance gains and expense reductions in operations, live production and supply chain, which were able to offset the impact of market conditions as the fiscal year ended. Reductions in advertising expense also provided lower expenses for this segment for both the 2013 fourth quarter and fiscal year.

Specialty Foods: Specialty Foods net sales decreased 14.1 percent for the fiscal 2013 fourth quarter and increased 0.9 percent for the year compared to fiscal 2012. Tonnage decreased 8.3 percent for the quarter and 2.0 percent for the year, compared to fiscal 2012 results. Sales declines at DCB drove the top-line decreases for both the 2013 quarter and fiscal year, due to the expiration of the agreement allowing DCB to sell certain sugar substitutes in foodservice trade channels. Softer sugar and liquid portion sales also contributed to the year-over-year decline. CFI experienced sales declines in the fourth quarter in the nutritional category, which was partially offset by higher ready-to-drink sales. For the fiscal year, ready-to-drink and nutritional sales drove the year-over-year sales increase. HSP posted sales gains in canned meats in the fourth quarter and fiscal year.

Specialty Foods segment profit decreased 33.7 percent for the fourth quarter and increased 7.0 percent for the year compared to fiscal 2012. Declines in the fourth quarter were driven by the expiration of the sugar substitute agreement noted above. High protein raw material costs negatively impacted results in the fourth quarter and fiscal year. The favorable results for fiscal year 2013 were driven by efforts to diversify the customer base and a favorable product mix for CFI, improved margins in Hormel Health Labs, and stronger ingredient sales for HSP.

International & Other: International & Other net sales increased 37.9 percent for the fiscal 2013 fourth quarter and 23.3 percent for the year compared to fiscal 2012. Strong export sales of the SPAM® family of products and improved performance by the Company’s China operations were the principal drivers of the top-line results for both the fourth quarter and fiscal year. The addition of worldwide SKIPPY® product sales (excluding Mainland China) also enhanced top-line results, contributing $17.5 million of net sales and 9.3 million lbs. in the fourth quarter and $51.0 million of net sales and 26.4 million lbs. for fiscal 2013.

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

Net interest and investment expense (income) for the fourth quarter and fiscal year was a net expense of $0.6 million and $7.5 million, respectively, compared to a net expense of $1.4 million and $6.3 million for the comparable periods of fiscal 2012. The decreased expense for the fourth quarter is primarily due to better returns on the Company’s rabbi trust. For the year, increased net expense primarily reflects lower interest income, as the acquisition of the U.S. based SKIPPY® peanut butter business decreased invested funds in fiscal 2013. Interest expense was $12.5 million for fiscal 2013, decreasing slightly from $12.9 million in fiscal 2012.

General corporate expense for the fourth quarter and year was $7.5 million and $26.7 million, respectively, compared to $3.4 million and $21.4 million for the comparable periods of fiscal 2012. An increase in the Company’s lower of cost or market inventory reserve caused a notable expense increase for the fourth quarter and fiscal year compared to fiscal 2012. The higher expense for both the fourth quarter and fiscal year also reflects an increase in employee-related expenses compared to fiscal 2012.

Net earnings attributable to the Company’s noncontrolling interests were $1.1 million and $3.9 million for the 2013 fourth quarter and fiscal year, respectively, compared to $1.7 million and $4.9 million for the comparable periods of fiscal 2012. The Company’s Precept Foods business generated lower results for both the fourth quarter and full year compared to fiscal 2012. However, these declines were partially offset by continued improvement from the Company’s China operations, which were up for both the fourth quarter and fiscal year compared to fiscal 2012 results.

RELATED PARTY TRANSACTIONS

The Company was not party to any material related party transactions during fiscal years 2014, 2013, or 2012.

Liquidity and Capital Resources

Cash and cash equivalents were $334.2 million at the end of fiscal year 2014 compared to $434.0 million at the end of fiscal year 2013 and $682.4 million at the end of fiscal year 2012.

During fiscal 2014, cash provided by operating activities was $746.9 million compared to $637.8 million in 2013 and $517.8 million in 2012. Continued higher earnings and net positive working capital changes largely generated the increase in 2014.

Cash used in investing activities decreased to $616.8 million in fiscal year 2014 from $691.1 million in fiscal year 2013 and increased from $106.8 million in fiscal year 2012. The fourth quarter of fiscal 2014 included $424.3 million used to purchase CytoSport Holdings, Inc. and the fiscal year also included $41.9 million used to purchase the China based SKIPPY® peanut butter business in Weifang, China from Unilever United States Inc. The larger use of cash in fiscal 2013 included $665.4 million used to acquire the U.S. based SKIPPY® peanut butter business. In anticipation of that purchase in the prior year, the Company liquidated its marketable securities portfolio at the end of the first quarter of fiscal 2013, which generated $77.6 million in cash. Capital expenditures in fiscal 2014 increased to $159.1 million, from

$106.8 million in 2013 and $132.3 million in 2012. Capital expenditures for fiscal 2015 are estimated to be approximately $180.0 million to $200.0 million.

Cash used in financing activities was $229.4 million in fiscal 2014 compared to $195.5 million in fiscal 2013 and $192.7 million in fiscal 2012.

The Company used $58.9 million for common stock repurchases during fiscal 2014, compared to $70.8 million in fiscal 2013 and $61.4 million in fiscal 2012. During fiscal 2014, the Company repurchased 1.3 million shares of its common stock at an average price per share of $46.87. On January 31, 2013, the Company announced that its Board of Directors had authorized the repurchase of 10.0 million shares of its common stock with no expiration date. At of the end of fiscal 2014, there were 8.2 million shares remaining for repurchase under that authorization.

Cash dividends paid to the Company’s shareholders also continue to be an ongoing financing activity for the Company, with $203.2 million in dividends paid in fiscal 2014, compared to $174.3 million in the fiscal 2013 and $152.2 million in fiscal 2012. The dividend rate was $0.80 per share in 2014, which reflected a 17.6 percent increase over the fiscal 2013 rate. The Company has paid dividends for 345 consecutive quarters and expects to continue doing so in the future. The annual dividend rate for fiscal 2015 was increased 25.0 percent to $1.00 per share, representing the 49th consecutive annual dividend increase.

Cash flows from operating activities continue to provide the Company with its principal source of liquidity. The Company does not anticipate a significant risk to cash flows from this source in the foreseeable future because the Company operates in a relatively stable industry and has strong brands across many product lines.

Maximizing the value returned to shareholders through dividend payments remains a priority for use of the Company’s strong cash position going forward. The Company remains focused on growing the business, utilizing innovation to drive organic growth, and is also well positioned to take advantage of strategic acquisition opportunities. Capital spending to enhance and expand current operations will also be a significant cash outflow in fiscal 2015.

Contractual Obligations and Commercial Commitments

The following table outlines the Company’s future contractual financial obligations as of October 26, 2014 (for additional information regarding these obligations, see Note H “Long-term Debt and Other Borrowing Arrangements” and Note K “Commitments and Contingencies”):

	Payments Due by Periods
Contractual Obligations (in thousands)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years

Purchase obligations:
Hog and turkey commitments(1)	$5,443,124	$1,786,899	$1,740,090	$1,166,353	$749,782
Grain commitments(1)	40,348	39,501	847	–	–
Turkey grow-out contracts(2)	67,989	9,247	13,791	12,542	32,409
Other(3)	535,243	403,459	57,690	64,075	10,019
Long-term debt	250,000	–	–	–	250,000
Interest payments on long-term debt	67,031	10,313	20,625	20,625	15,468
Capital expenditures(4)	91,321	91,321	–	–	–
Leases	19,994	9,387	6,737	2,251	1,619
Other long-term liabilities(5) (6)	62,156	4,918	9,362	6,936	40,940
Total Contractual Cash Obligations	$6,577,206	$2,355,045	$1,849,142	$1,272,782	$1,100,237

(1)

In the normal course of business, the Company commits to purchase fixed quantities of livestock and grain from producers to ensure a steady supply of production inputs. Certain of these contracts are based on market prices at the time of delivery, for which the Company has estimated the purchase commitment using current market prices as of October 26, 2014. The Company also utilizes various hedging programs to manage the price risk associated with these commitments. As of October 26, 2014, these hedging programs result in a net decrease of $3.5 million in future cash payments associated with the purchase commitments, which is not reflected in the table above.

(2)

The Company also utilizes grow-out contracts with independent farmers to raise turkeys for the Company. Under these contracts, the turkeys, feed, and other supplies are owned by the Company. The farmers provide the required labor and facilities, and receive a fee per pound when the turkeys are delivered. Some of the facilities are sub-leased by the Company to the independent farmers. As of October 26, 2014, the Company had approximately 100 active contracts ranging from two to twenty-five years in duration. The grow-out activity is assumed to continue through the term of these active contracts, and amounts in the table represent the Company’s obligation based on turkeys expected to be delivered from these farmers.

(3)

Amounts presented for other purchase obligations represent all known open purchase orders and all known contracts exceeding $1.0 million, related to the procurement of materials, supplies, and various services. The Company primarily purchases goods and services on an as-needed basis. Therefore, the amounts in the table represent only a portion of expected future cash expenditures.

(4)

Amounts presented for capital expenditures represent only the Company’s current commitments to complete construction in progress at various locations. The Company estimates total capital expenditures for fiscal year 2015 to be approximately $180.0 million to $200.0 million.

(5)

Other long-term liabilities represent payments under the Company’s deferred compensation plans. Excluded from the table above are payments under the Company’s defined benefit pension and other post-retirement benefit plans. (See estimated benefit payments for the next ten fiscal years in Note I “Pension and Other Post-retirement Benefits.”)

(6)

As discussed in Note J “Income Taxes,” the total liability for unrecognized tax benefits, including interest and penalties, at October 26, 2014, was $25.4 million, which is not included in the table above as the ultimate amount or timing of settlement of the Company’s reserves for income taxes cannot be reasonably estimated.

In addition to the commitments set forth in the above table, at October 26, 2014, the Company had $41.7 million in standby letters of credit issued on behalf of the Company. The standby letters of credit are primarily related to the Company’s self-insured workers compensation programs.

The Company believes its financial resources, including a revolving credit facility for $300.0 million and anticipated funds from operations, will be adequate to meet all current commitments.

Off-Balance Sheet Arrangements

As of October 26, 2014, the Company had $41.7 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the Company’s self-insured workers compensation programs. However, that amount also includes revocable standby letters of credit totaling $3.5 million for obligations of an affiliated party that may arise under workers compensation claims. Letters of credit are not reflected in the Company’s Consolidated Statements of Financial Position.

Forward-Looking Statements

This report contains “forward-looking” information within the meaning of the federal securities laws. The “forward-looking” information may include statements concerning the Company’s outlook for the future as well as other statements of beliefs, future plans, strategies, or anticipated events and similar expressions concerning matters that are not historical facts.

The Private Securities Litigation Reform Act of 1995 (the Reform Act) provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information. The Company is filing this cautionary statement in connection with the Reform Act. When used in the Company’s Annual Report to Stockholders, other filings by the Company with the U.S. Securities and Exchange Commission, the Company’s press releases, and oral statements made by the Company’s representatives, the words or phrases “should result,” “believe,” “intend,” “plan,” “are expected to,” “targeted,” “will continue,” “will approximate,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify forward-looking statements within the meaning of the Reform Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those anticipated or projected.

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

Fluctuations in commodity prices of pork, poultry, feed grains, avocados, peanuts, energy, and whey could harm the Company’s earnings. The Company’s results of operations and financial condition are largely dependent upon the cost and supply of pork, poultry, feed grains, avocados, peanuts, and whey as well as energy costs and the selling prices for many of our products, which are determined by constantly changing market forces of supply and demand.

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

Outbreaks of disease among livestock and poultry flocks could harm the Company’s revenues and operating margins. The Company is subject to risks associated with the outbreak of disease in pork and beef livestock and poultry flocks, including Bovine Spongiform Encephalopathy (BSE), pneumo-virus, Porcine Circovirus 2 (PCV2), Porcine Reproduction & Respiratory Syndrome (PRRS), Foot-and-Mouth Disease (FMD), Porcine Epidemic Diarrhea Virus (PEDv), and Avian Influenza. The outbreak of disease could adversely affect the Company’s supply of raw materials, increase the cost of production, reduce utilization of the Company’s harvest facilities, and reduce operating margins. Additionally, the outbreak of disease may hinder the Company’s ability to market and sell products both domestically and internationally. Most recently, PEDv has impacted the Company’s internal farm operations and several of the Company’s independent hog suppliers. The spread of PEDv in the industry continues to be a concern and reduced the number of hogs through the Company’s harvest facilities in the third quarter of the year. The Company has developed business continuity plans for various disease scenarios and will continue to update these plans as necessary. There can be no assurance given, however, that these plans will be effective in eliminating the negative effects of any such diseases on the Company’s operating results.

Market demand for the Company’s products may fluctuate. The Company faces competition from producers of alternative meats and protein sources, including pork, beef, turkey, chicken, fish, peanut butter, and whey. The bases on which the Company competes include:

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

The Company’s operations are subject to the general risks associated with acquisitions. The Company has made several acquisitions in recent years, most recently the acquisition of CytoSport Holdings, Inc., and regularly reviews opportunities for strategic growth through acquisitions. Potential risks associated with acquisitions include the inability to integrate new operations successfully, the diversion of management’s attention from other business concerns, the potential loss of key employees and customers of the acquired companies, the possible assumption of unknown liabilities, potential disputes with the sellers, potential impairment charges if purchase assumptions are not achieved or market conditions decline, and the inherent risks in entering markets or lines of business in which the Company has limited or no prior experience. Any or all of these risks could impact the Company’s financial results and business reputation. In addition, acquisitions outside the United States may present unique challenges and increase the Company’s exposure to the risks associated with foreign operations.

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

Government regulation, present and future, exposes the Company to potential sanctions and compliance costs that could adversely affect the Company’s business. The Company’s operations are subject to extensive regulation by the U.S. Department of Homeland Security, the U.S. Department of Agriculture, the U.S. Food and Drug Administration, federal and state taxing authorities, and other state and local authorities that oversee workforce immigration laws, tax regulations, animal welfare, food safety standards, and the processing, packaging, storage, distribution, advertising, and labeling of the Company’s products. The Company’s manufacturing facilities and products are subject to continuous inspection by federal, state, and local authorities. Claims or enforcement proceedings could be brought against the Company in the future. The availability of government inspectors due to a government furlough could also cause disruption to the Company’s manufacturing facilities. Additionally, the Company is subject to new or modified laws, regulations, and accounting standards. The Company’s failure or inability to comply with such requirements could subject the Company to civil remedies, including fines, injunctions, recalls, or seizures, as well as potential criminal sanctions.

The Company is subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings, and investigations. The Company’s past and present business operations and ownership and operation of real property are subject to stringent federal, state, and local environmental laws and regulations pertaining to the discharge of materials into the environment and the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. Compliance with these laws and regulations, and the ability to comply with any modifications to these laws and regulations, is material to the Company’s business. New matters or sites may be identified in the future that will require additional investigation, assessment, or expenditures. In addition, some of the Company’s facilities have been in operation for many years and, over time, the Company and other prior operators of these facilities may have generated and disposed of wastes that now may be considered hazardous. Future discovery of contamination of property underlying or in the vicinity of the Company’s present or former properties or manufacturing facilities and/or waste disposal sites could require the Company to incur additional expenses. The occurrence of any of these events, the implementation of new laws and regulations, or stricter interpretation of existing laws or regulations could adversely affect the Company’s financial results.

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

Deterioration of labor relations or increases in labor costs could harm the Company’s business. As of October 26, 2014, the Company had approximately 20,400 employees worldwide, of which approximately 5,500 were represented by labor unions, principally the United Food and Commercial Workers’ Union. A significant increase in labor costs or a deterioration of labor relations at any of the Company’s facilities or contracted hog processing facilities that results in work slowdowns or stoppages could harm the Company’s financial results. Union contracts at the Company’s facilities in Algona, Iowa; Atlanta, Georgia; Austin, Minnesota; Beloit, Wisconsin; Fremont, Nebraska; and Vernon, California will expire during fiscal 2015, covering a combined total of approximately 3,400 employees. Negotiations at these facilities have not yet been initiated.

Quantitative and Qualitative Disclosure About Market Risks

Hog Markets: The Company’s earnings are affected by fluctuations in the live hog market. To minimize the impact on earnings, and to ensure a steady supply of quality hogs, the Company has entered into contracts with producers for the purchase of hogs at formula-based prices over periods of up to 10 years. Purchased hogs under contract accounted for 94 percent and 98 percent of the total hogs purchased by the Company in fiscal years 2014 and 2013, respectively. The majority of these contracts use market-based formulas based on hog futures, hog primal values, or industry reported hog markets. Other contracts use a formula based on the cost of production, which can fluctuate independently from hog markets. Under normal, long-term market conditions, changes in the cash hog market are offset by proportional changes in primal values. Therefore, a hypothetical 10 percent change in the cash hog market would have had an immaterial effect on the Company’s results of operations.

Certain procurement contracts allow for future hog deliveries (firm commitments) to be forward priced. The Company generally hedges these firm commitments by using hog futures contracts. These futures contracts are designated and accounted for as fair value hedges. The change in the market value of such futures contracts is highly effective at offsetting changes in price movements of the hedged item, and the Company evaluates the effectiveness of the contracts on a regular basis. Changes in the fair value of the futures contracts, along with the gain or loss on the firm commitment, are marked-to-market through earnings and are recorded on the Consolidated Statements of Financial Position as a current asset and liability, respectively. The fair value of the Company’s open futures contracts as of October 26, 2014, was $0.6 million compared to $(10.9) million as of October 27, 2013.

The Company measures its market risk exposure on its hog futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in market prices. A 10 percent increase in market prices would have negatively impacted the fair value of the Company’s October 26, 2014 open contracts by $6.1 million, which in turn would lower the Company’s future cost of purchased hogs by a similar amount.

Turkey and Hog Production Costs: The Company raises or contracts for live turkeys and hogs to meet some of its raw material supply requirements. Production costs in raising turkeys and hogs are subject primarily to fluctuations in feed prices and, to a lesser extent, fuel costs. Under normal, long-term market conditions, changes in the cost to produce turkeys and hogs are offset by proportional changes in their respective markets.

To reduce the Company’s exposure to changes in grain prices, the Company utilizes a hedge program to offset the fluctuation in the Company’s future direct grain purchases. This program currently utilizes corn futures for JOTS, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value with an unrealized loss of ($11.3) million, before tax, on the Consolidated Statements of Financial Position as of October 26, 2014, compared to an unrealized loss of $(6.3) million, before tax, as of October 27, 2013.

The Company measures its market risk exposure on its grain futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for grain. A 10 percent decrease in the market price for grain would have negatively impacted the fair value of the Company’s October 26, 2014, open grain contracts by $7.1 million, which in turn would lower the Company’s future cost on purchased grain by a similar amount.

Long-Term Debt: A principal market risk affecting the Company is the exposure to changes in interest rates on the Company’s fixed-rate, long-term debt. Market risk for fixed- rate, long-term debt is estimated as the potential increase in fair value, resulting from a hypothetical 10 percent decrease in interest rates, and amounts to approximately $4.0 million. The fair value of the Company’s long-term debt was estimated using discounted future cash flows based on the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Investments: The Company holds trading securities as part of a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans. As of October 26, 2014, the balance of these securities totaled $117.2 million. A majority of these securities represent fixed income funds. The Company is subject to market risk due to fluctuations in the value of the remaining investments, as unrealized gains and losses associated with these securities are included in the Company’s net earnings on a mark-to-market basis. A 10 percent decline in the value of the investments not held in fixed income funds would have a direct negative impact to the Company’s pretax earnings of approximately $3.9 million, while a 10 percent increase in value would have a positive impact of the same amount.

International: The fair values of certain Company assets are subject to fluctuations in foreign currencies. The Company’s net asset position in foreign currencies as of October 26, 2014, was $214.8 million, compared to $21 6.6 million as of October 27, 2013, with most of the exposure existing in Chinese yuan and Philippine pesos. Changes in currency exchange rates impact the fair values of Company assets either currently through the Consolidated Statements of Operations as currency gains/losses, or by affecting other comprehensive loss.

The Company measures its foreign currency exchange risk by using a 10 percent sensitivity analysis on the Company’s primary foreign net asset position, the Chinese yuan, as of October 26, 2014. A 10 percent strengthening in the value of the yuan relative to the U.S. dollar would result in other comprehensive income of approximately $13.3 million pretax. A 10 percent weakening in the value of the yuan relative to the U.S. dollar would result in other comprehensive loss of approximately $10.9 million pretax.

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

Based on our evaluation under the framework in Internal Control – Integrated Framework, we concluded that our internal control over financial reporting was effective as of October 26, 2014. Our internal control over financial reporting as of October 26, 2014, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Jeffrey M. Ettinger	Jody H. Feragen

Chairman of the Board,	Executive Vice President,

President, Chief Executive	Chief Financial Officer,

Officer, and Director	and Director

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Hormel Foods Corporation

We have audited Hormel Foods Corporation’s internal control over financial reporting as of October 26, 2014, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Hormel Foods Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management entitled Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Hormel Foods Corporation maintained, in all material respects, effective internal control over financial reporting as of October 26, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Hormel Foods Corporation as of October 26, 2014 and October 27, 2013 and the related statements of operations, comprehensive income, changes in shareholders’ investment and cash flows for each of the three years in the period ended October 26, 2014, and our report dated December 17, 2014 expressed an unqualified opinion thereon.

Minneapolis, Minnesota

December 17, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Hormel Foods Corporation

We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 26, 2014 and October 27, 2013 and the related consolidated statements of operations, comprehensive income, changes in shareholders’ investment, and cash flows for each of the three years in the period ended October 26, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 26, 2014 and October 27, 2013 and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 26, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hormel Foods Corporation’s internal control over financial reporting as of October 26, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated December 17, 2014 expressed an unqualified opinion thereon.

Minneapolis, Minnesota

December 17, 2014

Consolidated Statements of Financial Position

(in thousands, except share and per share amounts)	October 26, 2014	October 27, 2013

Assets
Current Assets
Cash and cash equivalents	$ 334,174	$ 434,014
Accounts receivable (net of allowance for doubtful accounts of $4,050 at October 26, 2014, and $4,000 at October 27, 2013)	609,526	551,500
Inventories	1,054,552	967,977
Income taxes receivable	25,678	–
Deferred income taxes	86,853	73,543
Prepaid expenses	15,250	13,000
Other current assets	6,738	7,379
Total Current Assets	2,132,771	2,047,413

Deferred Income Taxes	–	25,086
Goodwill	1,226,406	934,472
Other Intangibles	554,890	378,093
Pension Assets	130,284	162,535
Investments in and Receivables from Affiliates	264,451	270,609
Other Assets	145,050	142,339
Property, Plant and Equipment
Land	61,809	58,506
Buildings	803,722	784,133
Equipment	1,597,044	1,532,527
Construction in progress	119,657	85,696
	2,582,232	2,460,862
Less allowance for depreciation	(1,580,465)	(1,505,529)
	1,001,767	955,333
Total Assets	$ 5,455,619	$ 4,915,880

Liabilities and Shareholders’ Investment
Current Liabilities
Accounts payable	$ 484,042	$ 387,284
Accrued expenses	76,836	20,965
Accrued workers compensation	35,406	38,217
Accrued marketing expenses	89,561	91,332
Employee related expenses	209,874	192,063
Taxes payable	5,507	8,637
Interest and dividends payable	53,466	45,511
Total Current Liabilities	954,692	784,009

Long-Term Debt — less current maturities	250,000	250,000
Pension and Post-Retirement Benefits	502,693	481,230
Other Long-Term Liabilities	112,176	84,062
Deferred Income Taxes	24,002	–

Shareholders’ Investment
Preferred stock, par value $0.01 a share — authorized 160,000,000 shares; issued — none
Common stock, nonvoting, par value $0.01 a share — authorized 400,000,000 shares; issued — none
Common stock, par value $0.0293 a share — authorized 800,000,000 shares;
issued 263,613,201 shares October 26, 2014
issued 263,658,296 shares October 27, 2013	7,724	7,725
Accumulated other comprehensive loss	(207,700)	(149,214)
Retained earnings	3,805,654	3,452,529
Hormel Foods Corporation Shareholders’ Investment	3,605,678	3,311,040
Noncontrolling Interest	6,378	5,539
Total Shareholders’ Investment	3,612,056	3,316,579
Total Liabilities And Shareholders’ Investment	$ 5,455,619	$ 4,915,880

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

	Fiscal Year Ended
	October 26,	October 27,	October 28,
(in thousands, except per share amounts)	2014	2013	2012
Net sales	$9,316,256	$8,751,654	$8,230,670
Cost of products sold	7,751,273	7,338,838	6,898,819

Gross Profit	1,564,983	1,412,816	1,331,851
Selling, general and administrative	650,948	627,340	605,868
Equity in earnings of affiliates	17,585	20,513	38,691

Operating Income	931,620	805,989	764,674
Other income and expense:
Interest and investment income (loss)	3,236	4,971	6,520
Interest expense	(12,704)	(12,453)	(12,859)

Earnings Before Income Taxes	922,152	798,507	758,335
Provision for income taxes	316,126	268,431	253,374

Net Earnings	606,026	530,076	504,961
Less: Net earnings attributable to noncontrolling interest	3,349	3,865	4,911

Net Earnings Attributable to Hormel Foods Corporation	$ 602,677	$ 526,211	$ 500,050

Net Earnings Per Share:
Basic	$ 2.28	$ 1.99	$ 1.90
Diluted	$ 2.23	$ 1.95	$ 1.86
Weighted-Average Shares Outstanding:
Basic	263,812	264,317	263,466
Diluted	270,216	270,224	268,891

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	Fiscal Year Ended
	October 26,	October 27,	October 28,
(in thousands)	2014	2013	2012
Net earnings	$606,026	$530,076	$ 504,961
Other comprehensive income (loss), net of tax:
Foreign currency translation	(1,921)	(2,820)	2,774
Pension and other benefits	(52,985)	192,464	(143,282)
Deferred hedging	(3,590)	(15,085)	(7,527)

Total Other Comprehensive Income (Loss)	(58,496)	174,559	(148,035)

Comprehensive income	547,530	704,635	356,926
Less: Comprehensive income attributable to noncontrolling interest	3,339	4,069	4,962

Comprehensive Income Attributable to Hormel Foods Corporation	$544,191	$700,566	$ 351,964

See Notes to Consolidated Financial Statements.

Consolidated Statements Of Changes In Shareholders’ Investment

	Hormel Foods Corporation Shareholders
							Accumulated
					Additional		Other	Non-	Total
(in thousands,	Common Stock		Treasury Stock		Paid-In	Retained	Comprehensive	controlling	Shareholders’
except per share amounts)	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Interest	Investment
Balance at October 30, 2011	263,963	$ 7,734	–	$–	$–	$ 2,824,331	$ (175,483)	$ 3,234	$ 2,659,816

Net earnings						500,050		4,911	504,961
Other comprehensive (loss) income							(148,086)	51	(148,035)
Purchases of common stock			(2,142)	(61,366)					(61,366)
Stock-based compensation expense					16,710				16,710
Exercise of stock options/ nonvested shares	1,233	36	(10)	(295)	13,576				13,317
Shares retired	(2,152)	(63)	2,152	61,661	(30,286)	(31,312)			–
Proceeds from noncontrolling interest								774	774
Distribution to noncontrolling interest								(3,500)	(3,500)
Declared cash dividends — $0.60 per share						(157,752)			(157,752)

Balance at October 28, 2012	263,044	$7,707	–	$–	$–	$ 3,135,317	$ (323,569)	$ 5,470	$ 2,824,925

Net earnings						526,211		3,865	530,076
Other comprehensive income							174,355	204	174,559
Purchases of common stock			(1,745)	(70,819)					(70,819)
Stock-based compensation expense					17,596				17,596
Exercise of stock options/ nonvested shares	2,359	69			23,955				24,024
Shares retired	(1,745)	(51)	1,745	70,819	(41,551)	(29,217)			–
Distribution to noncontrolling interest								(4,000)	(4,000)
Declared cash dividends — $0.68 per share						(179,782)			(179,782)
Balance at October 27, 2013	263,658	$ 7,725	–	$–	$–	$ 3,452,529	$ (149,214)	$ 5,539	$ 3,316,579

Net earnings						602,677		3,349	606,026
Other comprehensive loss							(58,486)	(10)	(58,496)
Purchases of common stock			(1,257)	(58,937)					(58,937)
Stock-based compensation expense		1			14,392				14,393
Exercise of stock options/ nonvested shares	1,212	35			6,068				6,103
Shares retired	(1,257)	(37)	1,257	58,937	(20,460)	(38,440)			–
Distribution to noncontrolling interest								(2,500)	(2,500)
Declared cash dividends — $0.80 per share						(211,112)			(211,112)
Balance at October 26, 2014	263,613	$ 7,724	–	$–	$–	$ 3,805,654	$ (207,700)	$ 6,378	$ 3,612,056

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
(in thousands)	October 26, 2014	October 27, 2013	October 28, 2012

Operating Activities
Net earnings	$ 606,026	$ 530,076	$ 504,961
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	120,692	115,371	110,519
Amortization of intangibles	9,352	9,479	8,975
Equity in earnings of affiliates, net of dividends	5,246	13,507	(1,583)
Provision for deferred income taxes	9,800	1,067	4,668
Gain on property/equipment sales and plant facilities	(1,667)	(2,127)	(170)
Non-cash investment activities	(1,387)	(2,705)	(3,514)
Stock-based compensation expense	14,393)	17,596	16,710
Excess tax benefit from stock-based compensation	(24,700)	(23,406)	(8,847)
Other	–	963	–
Changes in operating assets and liabilities, net of acquisitions:
Increase in accounts receivable	(20,486)	(44,459)	(45,931)
(Increase) decrease in inventories	(21,645)	31,699	(64,698)
Decrease (increase) in prepaid expenses and other current assets	11,592	(9,792)	7,194
(Decrease) increase in pension and post-retirement benefits	(32,644)	11,283	(10,019)
Increase (decrease) in accounts payable and accrued expenses	72,307	(10,747)	(484)
Net Cash Provided by Operating Activities	746,879	637,805	517,781

Investing Activities
Net sale of trading securities	–	77,558	–
Acquisitions of businesses/intangibles	(466,204)	(665,415)	(168)
Purchases of property/equipment	(159,138)	(106,762)	(132,303)
Proceeds from sales of property/equipment	10,285	10,164	4,564
(Increase) decrease in investments, equity in affiliates, and other assets	(1,718)	(6,619)	21,143
Net Cash Used in Investing Activities	(616,775)	(691,074)	(106,764)

Financing Activities
Proceeds from short-term debt	115,000	25,000	–
Principal payments on short-term debt	(115,000)	(25,000)	–
Dividends paid on common stock	(203,156)	(174,320)	(152,204)
Share repurchase	(58,937)	(70,819)	(61,366)
Proceeds from exercise of stock options	10,523	30,212	14,700
Excess tax benefit from stock-based compensation	24,700	23,406	8,847
Distribution to noncontrolling interest	(2,500)	(4,000)	(3,500)
Proceeds from noncontrolling interest	–	–	774
Net Cash Used in Financing Activities	(229,370)	(195,521)	(192,749)
Effect of Exchange Rate Changes on Cash	(574)	416	990
(Decrease) Increase in Cash and Cash Equivalents	(99,840)	(248,374)	219,258
Cash and cash equivalents at beginning of year	434,014	682,388	463,130
Cash and Cash Equivalents at End of Year	$ 334,174	$ 434,014	$ 682,388

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements October 26, 2014

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

Stock Split: On November 22, 2010, the Company’s Board of Directors authorized a two-for-one split of the Company’s common stock, which was subsequently approved by shareholders at the Company’s Annual Meeting on January 31, 2011, and effected on February 1, 2011. The Company’s common stock was reclassified by reducing the par value from $0.0586 per share to $0.0293 per share and the number of authorized shares was increased from 400.0 million to 800.0 million shares, in order to effect a two-for-one stock split. The number of authorized shares of nonvoting common stock and preferred stock were also increased to 400.0 million shares and 160.0 million shares, respectively, with no change in the par value of those shares.

Unless otherwise noted, all prior year share amounts and per share calculations throughout this Annual Report have been restated to reflect the impact of this split, and to provide data on a comparable basis. Such restatements include calculations regarding the Company’s weighted-average shares, earnings per share, and dividends per share.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal Year: The Company’s fiscal year ends on the last Sunday in October. Fiscal years 2014, 2013, and 2012 consisted of 52 weeks.

Cash and Cash Equivalents: The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The Company’s cash equivalents as of October 26, 2014, and October 27, 2013, consisted primarily of bank deposits, money market funds rated AAA, or other highly liquid investment accounts.

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

Investments: The Company maintains a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans, which is included in other assets on the Consolidated Statements of Financial Position. The securities held by the trust are classified as trading securities. Therefore, unrealized gains and losses associated with these investments are included in the Company’s earnings. Securities held by the trust generated gains of $2.9 million, $4.6 million, and $4.3 million for fiscal years 2014, 2013, and 2012, respectively. The Company has transitioned the majority of this portfolio to more fixed return investments to reduce the exposure to volatility in equity markets.

During fiscal 2012 and 2013, the Company also held securities as part of an investment portfolio, which were classified as short-term marketable securities on the Consolidated Statements of Financial Position. These investments were also trading securities. Therefore, unrealized gains and losses were included in the Company’s earnings. The Company recorded gains of $0.2 million and $1.3 million for fiscal years 2013 and 2012, respectively. These securities were liquidated in the first quarter of fiscal 2013.

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

Internal-use software development and implementation costs are expensed until the Company has determined that the software will result in probable future economic benefits, and management has committed to funding the project. Thereafter, all material development and implementation costs, and purchased software costs, are capitalized and amortized using the straight-line method over the remaining estimated useful lives.

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

In conducting the annual impairment test for goodwill, the Company first performs a qualitative assessment to determine whether it is more likely than not (> 50% likelihood) that the fair value of any reporting unit is less than its carrying amount. If the Company concludes this is the case, then a two-step quantitative test for goodwill impairment is performed for the appropriate reporting units. Otherwise, the Company concludes no impairment is indicated and does not perform the two-step test.

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

Based on the qualitative assessment conducted in fiscal 2014, performance of the quantitative two-step test was not required for any of the Company’s reporting units. No goodwill impairment charges were recorded in fiscal years 2014, 2013, or 2012.

In conducting the annual impairment test for its indefinite-lived intangible assets, the Company first performs a qualitative assessment to determine whether it is more likely than not (> 50% likelihood) that an indefinite-lived intangible asset is impaired. If the Company concludes that this is the case, then a quantitative test for impairment must be performed. Otherwise, the Company does not need to perform a quantitative test.

In conducting the initial qualitative assessment, the Company analyzes growth rates for historical and projected net sales and the results of prior quantitative tests performed. Additionally, each reporting unit assesses critical areas that may impact their intangible assets or the applicable royalty rates to determine if there are factors that could indicate impairment of the asset.

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

Based on the qualitative assessment conducted in fiscal 2014, performance of the quantitative test was not required for any of the Company’s indefinite-lived intangible assets. No material impairment charges were recorded for indefinite-lived intangible assets for fiscal years 2014, 2013, or 2012.

Impairment of Long-lived Assets: The Company reviews long-lived assets and definite-lived intangible assets for impairment annually, or more frequently when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value. No material write-downs were recorded in fiscal years 2014, 2013, or 2012.

Employee Benefit Plans: The Company has elected to use the corridor approach to recognize expenses related to its defined benefit pension and post-retirement benefit plans. Under the corridor approach, actuarial gains or losses resulting from experience different from that assumed and from changes in assumptions are deferred and amortized over future periods. For the defined benefit pension plans, the unrecognized gains and losses are amortized when the net gain or loss exceeds 10.0% of the greater of the projected benefit obligation and the fair value of plan assets at the beginning of the year. For the post-retirement plan, the unrecognized gains and losses are amortized when the net gain or loss exceeds 10.0% of the accumulated benefit obligation at the beginning of the year. For plans with active employees, net gains or losses in excess of the corridor are amortized over the average remaining service period of participating employees expected to receive benefits under those plans. For plans with only retiree participants, net gains or losses in excess of the corridor are amortized over the average remaining life of the retirees receiving benefits under those plans.

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

Equity Method Investments: The Company has a number of investments in joint ventures where its voting interests are in excess of 20 percent but not greater than 50 percent and for which there are no other indicators of control. The Company accounts for such investments under the equity method of accounting, and its underlying share of each investee’s equity is reported in the Consolidated Statements of Financial Position as part of investments in and receivables from affiliates.

The Company regularly monitors and evaluates the fair value of our equity investments. If events and circumstances indicate that a decline in the fair value of these assets has occurred and is other than temporary, the Company will record a charge in equity in earnings of affiliates in the Consolidated Statements of Operations. The Company’s equity investments do not have a readily determinable fair value as none of them are publicly traded. The fair values of the Company’s private equity investments are determined by discounting the estimated future cash flows of each entity. These cash flow estimates include assumptions on growth rates and future currency exchange rates (Level 3). The Company did not record an impairment charge on any of its equity investments in fiscal years 2014, 2013, or 2012.

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

The Company offers various sales incentives to customers and consumers. Incentives that are offered off-invoice include prompt pay allowances, will call allowances, spoilage allowances, and temporary price reductions. These incentives are recognized as reductions of revenue at the time title passes. Coupons are used as an incentive for consumers to purchase various products. The coupons reduce revenues at the time they are offered, based on estimated redemption rates. Promotional contracts are performed by customers to promote the Company’s products to consumers. These incentives reduce revenues at the time of performance through direct payments and accrued promotional funds. Accrued promotional funds are unpaid liabilities for promotional contracts in process or completed at the end of a quarter or fiscal year. Promotional contract accruals are based on a review of the unpaid outstanding contracts on which performance has taken place. Estimates used to determine the revenue reduction include the level of customer performance and the historical spend rate versus contracted rates.

Allowance for Doubtful Accounts: The Company estimates the allowance for doubtful accounts based on a combination of factors, including the age of its accounts receivable balances, customer history, collection experience, and current market factors. Additionally, a specific reserve may be established if the Company becomes aware of a customer’s inability to meet its financial obligations.

Advertising Expenses: Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with samples, demonstrations, and market research. Advertising costs for fiscal years 2014, 2013, and 2012 were $114.4 million, $89.9 million, and $103.4 million, respectively.

Shipping and Handling Costs: The Company’s shipping and handling expenses are included in cost of products sold.

Research and Development Expenses: Research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Research and development expenses incurred for fiscal years 2014, 2013, and 2012 were $29.9 million, $29.9 million, and $29.8 million, respectively.

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

On November 22, 2010, the Board of Directors also authorized a two-for-one stock split of the Company’s common stock. As part of the Board’s approval of that stock split, the number of shares remaining to be repurchased was adjusted proportionately. On a post-split basis, 1.2 million shares at an average price of $39.67 were purchased during fiscal 2013 and 2.1 million shares at an average price of $28.65 were purchased during fiscal 2012, which fully depleted that program.

On January 29, 2013, the Company’s Board of Directors authorized the repurchase 10.0 million shares of its common stock with no expiration date. During fiscal 2014, 1.3 million shares were purchased at an average price of $46.87 and 0.6 million shares were purchased during fiscal 2013 at an average price of $42.54 under this new authorization.

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

Accounting Changes and Recent Accounting Pronouncements: In December 2011, the Financial Accounting Standards Board (FASB) updated the guidance within ASC 210, Balance Sheet. The update enhances disclosures related to the offsetting of certain assets and liabilities to enable users of financial statements to understand the effect of those arrangements on financial position. The updated guidance was effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company adopted the new provisions of this accounting standard at the beginning of fiscal year 2014, and adoption did not have a material impact on the consolidated financial statements.

In February 2013, the FASB updated the guidance within ASC 220, Comprehensive Income. The update requires companies to report, in one place, information about reclassifications out of accumulated other comprehensive income (AOCI) and changes in AOCI balances. For significant items reclassified out of AOCI to net income in their entirety in the same reporting period, reporting is required about the effect of the reclassifications on the respective line items in the statement where net income is presented. For items that are not reclassified to net income in their entirety in the same reporting period, a cross reference to other disclosures currently required under U.S. generally accepted accounting principles is required. The above information must be presented in one place, either parenthetically on the face of the financial statements by income statement line item, or in a note. The updated guidance is to be applied prospectively and was effective for fiscal years, and interim periods within those years, beginning after December 15, 2012, with early adoption permitted. The Company adopted the new provisions of this accounting standard at the beginning of fiscal year 2014, and adoption did not have a material impact on the consolidated financial statements as it relates to presentation and disclosure only.

In January 2014, the FASB updated the guidance within ASC 323, Investments-Equity Method and Joint Ventures. The update provides guidance on accounting for investments by a reporting entity in flow-through limited liability entities that manage or invest in affordable housing projects that qualify for the low-income housing tax credit. The amendments modify the conditions that a reporting entity must meet to be eligible to use a method other than the equity or cost methods to account for qualified affordable housing project investments. If the modified conditions are met, the amendments permit an entity to make an accounting policy election to amortize the initial cost of the investment in proportion to the amount of tax credits and other tax benefits received and recognize the net investment performance in the income statement as a component of income tax expense (benefit). Additionally, the amendments introduce new recurring disclosures about all investments in qualified affordable housing projects irrespective of the method used to account for the investments. The updated guidance is to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014, with early adoption permitted. The Company expects to adopt the new provisions of this accounting standard at the beginning of fiscal year 2016, and adoption is not expected to have a material impact on the consolidated financial statements.

In May 2014, the FASB issued ASC 606, Revenue from Contracts with Customers. This topic converges the guidance within U.S. generally accepted accounting principles and international financial reporting standards and supersedes ASC 605, Revenue Recognition. The new standard requires companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. The new guidance is effective for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period, and early application is not permitted. Accordingly, the Company plans to adopt the provisions of this new accounting standard at the beginning of fiscal year 2018, and is currently assessing the impact on its consolidated financial statements.

Note B

Accumulated Other Comprehensive Loss

Components of accumulated other comprehensive loss are as follows:

					Accumulated
	Foreign		Deferred		Other
	Currency	Penion &	Gain (Loss)		Comprehensive
(in thousands)	Translation	Other Benefits	— Hedging		Loss
Balance at October 30, 2011	$ 9,692	$(202,183)	$17,008		$(175,483)
Unrecognized gains (losses):
Gross	2,723	(248,434)	10,261		(235,450)
Tax effect	–	93,580	(3,888)		89,692
Reclassification into net earnings:
Gross	–	18,609 (1)	(22,319	)(2)	(3,710)
Tax effect	–	(7,037)	8,419		1,382
Net of tax amount	2,723	(143,282)	(7,527)		(148,086)
Balance at October 28, 2012	$12,415	$(345,465)	$ 9,481		$(323,569)
Unrecognized gains (losses):
Gross	(3,024)	273,408	(18,329)		252,055
Tax effect	–	(102,846)	6,898		(95,948)
Reclassification into net earnings:
Gross	–	35,327 (1)	(5,871	)(2)	29,456
Tax effect	–	(13,425)	2,217		(11,208)
Net of tax amount	(3,024)	192,464	(15,085)		174,355
Balance at October 27, 2013	$ 9,391	$(153,001)	$ (5,604)		$(149,214)
Unrecognized gains (losses):
Gross	(1,911)	(91,684)	(16,701)		(110,296)
Tax effect	–	34,737	6,305		41,042
Reclassification into net earnings:
Gross	–	6,387 (1)	10,925	(2)	17,312
Tax effect	–	(2,425)	(4,119)		(6,544)
Net of tax amount	(1,911)	(52,985)	(3,590)		(58,486)
Balance at October 26, 2014	$ 7,480	$(205,986)	$ (9,194)		$(207,700)

(1) Included in computation of net periodic cost (see Note I for additional details).

(2) Included in cost of products sold in the Consolidated Statements of Operations.

Note C

Earnings Per Share Data

The reported net earnings attributable to the Company were used when computing basic and diluted earnings per share for all years presented. A reconciliation of the shares used in the computation is as follows:

(in thousands)	2014	2013	2012
Basic weighted-average shares outstanding	263,812	264,317	263,466
Dilutive potential common shares	6,404	5,907	5,425
Diluted weighted-average shares outstanding	270,216	270,224	268,891

For fiscal years 2014, 2013, and 2012, a total of 0.4 million, 0.4 million, and 2.2 million weighted-average outstanding stock options, respectively, were not included in the computation of dilutive potential common shares since their inclusion would have had an antidilutive effect on earnings per share.

Note D

Acquisitions

On August 11, 2014, the Company acquired CytoSport Holdings, Inc. (CytoSport) of Benicia, California for a preliminary purchase price of $424.3 million in cash. The purchase price is preliminary pending final working capital and other purchase accounting adjustments, and was funded by the Company with cash on hand and by utilizing funds from its revolving line of credit. The agreement provides for a potential additional payment of up to $20.0 million subject to meeting specific financial performance criteria over the next two years. The Company has recognized $10.3 million related to this potential payment as of October 26, 2014, based on the current estimated fair value determined by an independent appraisal.

The acquisition was accounted for as a business combination using the acquisition method. The Company has estimated the acquisition date fair values of the assets acquired and liabilities assumed, using independent appraisals and other analyses, and is in the process of determining final working capital adjustments. Therefore, a preliminary allocation of the purchase price to the acquired assets, liabilities, and goodwill is presented in the table below.

(in thousands)
Accounts receivable	$ 37,541
Inventory	62,246
Prepaid and other assets	3,133
Property, plant and equipment	8,119
Intangible assets	183,607
Goodwill	263,829
Current liabilities	(52,298)
Long-term liabilities	(25,182)
Deferred taxes	(56,667)
Purchase price	$ 424,328

The liabilities shown above include $15.0 million representing potential payments owed under a supplier agreement, which are contingent on future production levels.

Goodwill is calculated as the excess of the purchase price over the fair value of the net assets recognized. The goodwill recorded as part of the acquisition primarily reflects the value of the assembled workforce, manufacturing synergies, and the potential to expand presence in alternate channels. The goodwill balance is not expected to be deductible for income tax purposes. The goodwill and intangible assets have been allocated to the Specialty Foods and International & Other reporting segments.

Operating results for this acquisition have been included in the Company’s Consolidated Statements of Operations from the date of acquisition and are reflected in the Specialty Foods reporting segment. The acquisition contributed $73.5 million of net sales since the date of acquisition.

The Company recognized approximately $4.8 million of transaction costs in fiscal year 2014 related to the acquisition and the charges were reported in selling, general and administrative expense in the Consolidated Statement of Operations.

CytoSport is the maker of Muscle Milk® products and is a leading provider of premium protein products in the sports nutrition category. CytoSport’s brands align with the Company’s focus on protein while further diversifying the Company’s portfolio.

On November 26, 2013, the Company acquired the China based SKIPPY® peanut butter business from Conopco, Inc. (doing business as Unilever United States Inc.), of Englewood Cliffs, N.J. for a final purchase price of $41.9 million in cash. This acquisition included the Weifang, China manufacturing facility and all sales in Mainland China. The purchase price was funded by the Company with cash on hand.

On January 31, 2013, the Company had previously acquired the United States based SKIPPY® peanut butter business from Unilever United States Inc. for a purchase price of $665.4 million in cash. This acquisition included the Little Rock, Arkansas manufacturing facility and all sales worldwide, except sales in Mainland China. The purchase price was funded by the Company with cash on hand generated from operations and liquidating marketable securities.

The acquisition was accounted for as a business combination using the acquisition method. The Company estimated the acquisition date fair values of the assets acquired and liabilities assumed, using independent appraisals and other analyses, and determined final working capital adjustments. Therefore, an allocation of the final purchase price to the acquired assets, liabilities, and goodwill is presented in the table below.

(in thousands)
Inventory	$ 49,156
Property, plant and equipment	48,461
Intangible assets	264,500
Goodwill	303,597
Current liabilities	(299)
Purchase price	$ 665,415

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

The Company recognized approximately $7.7 million of transaction costs in fiscal year 2013 (excluding transitional service expenses) related to the acquisition and the charges were reported in selling, general and administrative expense in the Consolidated Statement of Operations.

Operating results for both of these SKIPPY® acquisitions have been included in the Company’s Consolidated Statements of Operations from the date of acquisition and are primarily reflected in the Grocery Products and International & Other reporting segments. The China based business contributed an incremental $28.9 million of net sales for fiscal year 2014. The United States based business contributed an incremental $86.5 million of net sales for the first quarter of fiscal year 2014, and an incremental $272.8 million of net sales for fiscal year 2013.

SKIPPY® is a well-established brand that allows the Company to expand its presence in the center of the store with a non- meat protein product and reinforces the Company’s balanced product portfolio. The acquisition also provides the opportunity to strengthen the Company’s global presence and complements the international sales strategy for the SPAM® family of products.

Pro forma results of operations are not presented, as no acquisitions in fiscal years 2014, 2013, or 2012 were considered material, individually or in the aggregate, to the consolidated Company.

Note E

Inventories

Principal components of inventories are:

(in thousands)	October 26, 2014	October 27, 2013
Finished products	$ 604,946	$ 544,858
Raw materials and work-in-process	274,105	248,411
Materials and supplies	175,501	174,708
Total	$ 1,054,552	$ 967,977

Note F

Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the fiscal years ended October 26, 2014, and October 27, 2013, are presented in the table below. The additions during the fiscal year ended October 26, 2014, are due to the acquisitions of CytoSport on August 11, 2014, and the China based SKIPPY® peanut butter business on November 26, 2013. The additions during the prior fiscal year ended October 27, 2013, are entirely due to the acquisition of the United States based SKIPPY® peanut butter business on January 31, 2013.

(in thousands)	Grocery Products	Refrigerated Foods	JOTS	Specialty Foods	International & Other	Total
Balance as of October 28, 2012	$ 123,316	$ 96,643	$ 203,214	$ 207,028	$ 674	$ 630,875
Goodwill acquired	199,626	–	–	–	103,971	303,597
Balance as of October 27, 2013	$ 322,942	$ 96,643	$ 203,214	$ 207,028	$ 104,645	$ 934,472
Goodwill acquired	–	–	–	263,829	28,105	291,934
Balance as of October 26, 2014	$ 322,942	$ 96,643	$ 203,214	$ 470,857	$ 132,750	$ 1,226,406

The gross carrying amount and accumulated amortization for definite-lived intangible assets are presented in the table below. In fiscal 2014, customer relationships of $21.6 million were acquired during the fourth quarter related to CytoSport and $2.6 million were acquired during the first quarter related to the China based SKIPPY® peanut butter business. Customer relationships of $25.1 million were acquired during the second quarter of fiscal 2013 related to the United States based SKIPPY® peanut butter business.

	October 26, 2014			October 27, 2013
	Gross		Weighted-	Gross		Weighted-
	Carrying	Accumulated	Average Life	Carrying	Accumulated	Average Life
(in thousands)	Amount	Amortization	(in Years)	Amount	Amortization	(in Years)
Customer lists/relationships	$ 67,540	$(19,336)	11.0	$43,340	$(14,719)	11.0
Formulas & recipes	17,854	(15,955)	8.8	17,854	(13,824)	8.8
Proprietary software & technology	14,820	(13,542)	10.2	14,820	(12,024)	10.2
Other intangibles	4,746	(4,503)	7.4	9,386	(7,999)	7.7
Total	$104,960	$(53,336)	10.4	$85,400	$(48,566)	10.1

Amortization expense for the fiscal years ended October 26, 2014, October 27, 2013, and October 28, 2012, was $9.4 million, $9.5 million, and $9.0 million, respectively.

Estimated annual amortization expense for the five fiscal years after October 26, 2014, is as follows:

(in thousands)
2015	$7,554
2016	5,591
2017	5,118
2018	4,876
2019	4,833

The carrying amounts for indefinite-lived intangible assets are in the following table. The increase in fiscal 2014 represents the fair value of the tradenames and website/domain names acquired with CytoSport.

	October 26,	October 27,
(in thousands)	2014	2013
Brand/tradename/trademarks	$495,282	$333,275
Other intangibles	7,984	7,984
Total	$503,266	$341,259

During the fourth quarter of fiscal years 2014 and 2013, the Company completed the required annual impairment tests of indefinite-lived intangible assets and goodwill, with no impairment indicated. Useful lives of intangible assets were also reviewed during this process, with no changes identified.

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

Investments in and receivables from affiliates consists of the following:

			October 26,	October 27,
(in thousands)	Segment	% Owned	2014	2013
MegaMex Foods, LLC	Grocery Products	50%	$208,221	$203,413
Foreign Joint Ventures	Intenational & Other	Various (26 – 50%)	56,230	67,196
Total			$264,451	$270,609

Equity in earnings of affiliates consists of the following:

(in thousands)	Segment	2014	2013	2012
MegaMex Foods, LLC	Grocery Products	$14,415	$17,261	$35,762
Foreign Joint Ventures	Intenational & Other	3,170	3,252	2,929
Total		$17,585	$20,513	$38,691

Dividends received from affiliates for the fiscal years ended October 26, 2014, October 27, 2013, and October 28, 2012, were $22.8 million, $34.0 million, and $37.1 million, respectively. The Company recognized a basis difference of $21.3 million associated with the formation of MegaMex Foods, LLC, of which $17.0 million is remaining as of October 26, 2014. This difference is being amortized through equity in earnings of affiliates.

Note H

Long-term Debt and Other Borrowing Arrangements

Long-term debt consists of:

	October 26,	October 27,
(in thousands)	2014	2013

Senior unsecured notes, with interest at 4.125%, interest due semi-annually through April 2021 maturity date	$250,000	$250,000

Less current maturities	–	–

Total	$250,000	$250,000

The Company has a $300.0 million revolving line of credit which matures in November 2016 and bears interest at a variable rate based on LIBOR. As of October 26, 2014, and October 27, 2013, the Company had no outstanding draws from this line of credit. A fixed fee is paid for the availability of this credit line.

The Company is required by certain covenants in its debt agreements to maintain specified levels of financial ratios and financial position. At the end of the current fiscal year, the Company was in compliance with all of these covenants.

Total interest paid during fiscal 2014, 2013, and 2012 was $12.7 million, $12.5 million, and $12.9 million, respectively.

Note I

Pension and Other Post-retirement Benefits

The Company has several defined benefit plans and defined contribution plans covering most employees. Total costs associated with the Company’s defined contribution benefit plans in 2014, 2013, and 2012 were $30.1 million, $29.9 million, and $27.8 million, respectively. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service, while plan benefits covering salaried employees are based on final average compensation. The Company’s funding policy is to make annual contributions of not less than the minimum required by applicable regulations. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 8-22 years.

Certain groups of employees are eligible for post-retirement health or welfare benefits. Benefits for retired employees vary for each group depending on respective retirement dates and applicable plan coverage in effect. Contribution requirements for retired employees are governed by the Retiree Health Care Payment Program and may change each year as the cost to provide coverage is determined. Eligible employees hired after January 1, 1990, may receive post-retirement medical coverage but must pay the full cost of the coverage. On October 17, 2012, the plan was amended, effective April 1, 2013, to terminate coverage for certain nonunion retirees who retired on or after August 1, 2002, and who are or will be Medicare eligible. If the cost of the nonunion retiree coverage is currently subsidized by the Company for the affected retirees, credits will be established in a health reimbursement account to help reimburse the retiree for the cost of purchasing coverage in the individual market. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 6-18 years.

In 2011, an amendment was enacted for a defined benefit plan which included a change in the pension formula effective January 1, 2017. The amended formula remains a defined benefit formula, but will base the accrued benefit credit on age and service and define the benefit as a lump sum. Effective October 31, 2016, the 401k match for these participants will be increased.

Net periodic cost of defined benefit plans included the following:

	Pension Benefits			Post-retirement Benefits
(in thousands)	2014	2013	2012	2014	2013	2012
Service cost	$ 25,935	$ 30,979	$ 23,425	$ 1,963	$ 2,494	$ 2,272
Interest cost	53,030	47,688	49,135	15,279	14,910	17,910
Expected return on plan assets	(83,702)	(73,144)	(68,511)	–	–	–
Amortization of prior service cost	(4,971)	(5,079)	(5,079)	(1,337)	(1,332)	3,561
Recognized actuarial loss (gain)	12,697	34,019	20,130	(2)	7,719	(3)
Curtailment charge	–	6	–	–	–	–
Net periodic cost	$ 2,989	$ 34,469	$ 19,100	$15,903	$23,791	$23,740

Included in accumulated other comprehensive loss for pension benefits at October 26, 2014, and October 27, 2013, are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service credit of $37.4 million and unrecognized actuarial losses of $343.4 million, and unrecognized prior service credit of $42.3 million and unrecognized actuarial losses of $265.3 million, respectively. The prior service credit and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic pension cost during the fiscal year ending October 25, 2015, are $4.9 million and $18.5 million, respectively.

Included in accumulated other comprehensive loss for post-retirement benefits at October 26, 2014, and October 27, 2013, are the following amounts that have not yet been recognized in net periodic post-retirement benefit cost: unrecognized prior service credit of $4.2 million and unrecognized actuarial losses of $30.3 million, and unrecognized prior service credit of $5.5 million and unrecognized actuarial losses of $29.3 million, respectively. The prior service credit and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic post-retirement benefit cost during the fiscal year ending October 25, 2015, are $1.3 million and $0.0 million, respectively.

The following is a reconciliation of the beginning and ending balances of the benefit obligation, the fair value of plan assets, and the funded status of the plans as of the October 26, 2014, and the October 27, 2013, measurement dates:

	Pension Benefits		Post-retirement Benefits
(in thousands)	2014	2013	2014	2013
Change in benefit obligation:
Benefit obligation at beginning of year	$1,098,060	$1,192,369	$334,447	$389,512
Service cost	25,935	30,979	1,963	2,494
Interest cost	53,030	47,688	15,279	14,910
Plan amendments	–	–	–	(68)
Actuarial loss (gain)	108,047	(125,072)	927	(51,290)
Employee contributions	–	–	2,715	2,512
Medicare Part D subsidy	–	–	1,941	2,217
Benefits paid	(49,303)	(47,904)	(26,431)	(25,840)
Benefit obligation at end of year	$1,235,769	$1,098,060	$330,841	$334,447

	Pension Benefits		Post-retirement Benefits
(in thousands)	2014	2013	2014	2013
Change in plan assets:
Fair value of plan assets at beginning of year	$1,087,315	$ 939,230	$ –	$ –
Actual return on plan assets	101,025	170,116	–	–
Employee contributions	–	–	2,715	2,512
Employer contributions	29,728	25,873	23,716	23,328
Benefits paid	(49,303)	(47,904)	(26,431)	(25,840)
Fair value of plan assets at end of year	$1,168,765	$1,087,315	$ –	$ –
Funded status at end of year	$ (67,004)	$ (10,745)	$(330,841)	$(334,447)

Amounts recognized in the Consolidated Statements of Financial Position as of October 26, 2014, and October 27, 2013, are as follows:

	Pension Benefits		Post-retirement Benefits
(in thousands)	2014	2013	2014	2013
Pension assets	$ 130,284	$ 162,535	$ –	$ –
Employee related expenses	(4,532)	(4,159)	(20,904)	(22,338)
Pension and post-retirement benefits	(192,756)	(169,121)	(309,937)	(312,109)
Net amount recognized	$ (67,004)	$ (10,745)	$(330,841)	$(334,447)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $197.3 million, $186.1 million, and $0.0 million, respectively, as of October 26, 2014, and $173.3 million, $161.4 million, and $0.0 million, respectively, as of October 27, 2013.

Weighted-average assumptions used to determine benefit obligations are as follows:

	2014	2013
Discount rate	4.31%	4.89%
Rate of future compensation increase (for plans that base benefits on final compensation level)	3.94%	3.91%

Weighted-average assumptions used to determine net periodic benefit costs are as follows:

	2014	2013	2012
Discount rate	4.89%	4.05%	5.33%
Rate of future compensation increase (for plans that base benefits on final compensation level)	3.91%	3.97%	3.93%
Expected long-term return on plan assets	7.80%	7.90%	8.00%

The expected long-term rate of return on plan assets is based on fair value and is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered health care benefits for pre-Medicare and post-Medicare retirees’ coverage is assumed for 2015. The pre-Medicare and post-Medicare rate is assumed to decrease to 5.0% for 2020, and remain at that level thereafter.

The assumed discount rate, expected long-term rate of return on plan assets, rate of future compensation increase, and health care cost trend rate have a significant impact on the amounts reported for the benefit plans. A one-percentage-point change in these rates would have the following effects:

	1-Percentage-Point
	Expense		Benefit Obligation
(in thousands)	Increase	Decrease	Increase	Decrease
Pension Benefits:
Discount rate	$(13,494)	$17,172	$(155,910)	$195,454
Expected long-term rate of return on plan assets	(11,531)	11,531	–	–
Rate of future compensation increase	869	(841)	4,713	(4,586)
Post-retirement Benefits:
Discount rate	$ 1,209	$ 4,178	$ (33,151)	$ 40,195
Health care cost trend rate	1,935	(1,610)	35,953	(29,773)

The actual and target weighted-average asset allocations for the Company’s pension plan assets as of the plan measurement date are as follows:

	2014		2013
Asset Category	Actual	Target Range	Actual	Target Range
Large Capitalization Equity	33.0%	15-35%	29.2%	15-35%
Hormel Foods Corporation Stock	–	0-10%	6.7%	0-10%
Small Capitalization Equity	6.0%	5-15%	6.3%	5-15%
International Equity	20.8%	15-25%	22.0%	15-25%
Private Equity	5.0%	0-15%	4.2%	0-15%
Total Equity Securities	64.8%	55-75%	68.4%	55-75%
Fixed Income	34.0%	25-45%	30.0%	25-45%
Cash and Cash Equivalents	1.2%	–	1.5%	–

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

During 2014, the 1.7 million shares of Company common stock held in plan assets were sold. Dividends paid during the year on shares held by the plan were $0.7 million. In 2013, plan assets included 1.7 million shares of common stock of the Company having a market value of $72.6 million.

Based on the October 26, 2014 measurement date, the Company anticipates making contributions of $24.5 million to fund the pension plans during fiscal year 2015. The Company also expects to make contributions of $26.0 million during 2015 that represent benefit payments for unfunded plans.

Benefits expected to be paid over the next ten fiscal years are as follows:

(in thousands)	Pension Benefits	Post- retirement Benefits
2015	$ 51,207	$ 19,230
2016	53,166	19,543
2017	55,688	19,618
2018	58,467	19,701
2019	61,450	19,722
2020 - 2024	355,045	95,532

Post-retirement benefits are net of expected federal subsidy receipts related to prescription drug benefits granted under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which are estimated to be $2.3 million per year through 2024.

The fair values of the defined benefit pension plan investments as of October 26, 2014, and October 27, 2013, by asset category and fair value hierarchy level, are as follows:

	Fair Value Measurements at October 26, 2014
(in thousands)	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at Fair Value:
Cash Equivalents(1)	$ 14,342	$ 14,342	$ –	$ –
Large Capitalization Equity(2)
Domestic	$ 351,195	$196,977	$154,218	$ –
Foreign	34,126	34,126	–	–
Total Large Capitalization Equity	$ 385,321	$231,103	$154,218	$ –
Small Capitalization Equity(3)
Domestic	$ 62,521	$ 62,521	$ –	$ –
Foreign	8,031	8,031	–	–
Total Small Capitalization Equity	$ 70,552	$ 70,552	$ –	$ –
International Equity(4)
Mutual fund	$ 69,393	$ –	$ 69,393	$ –
Collective trust	173,008	–	173,008	–
Total International Equity	$ 242,401	$ –	$242,401	$ –
Private Equity(5)
Domestic	$ 43,340	$ –	$ –	$43,340
International	15,383	–	–	15,383
Total Private Equity	$ 58,723	$ –	$ –	$58,723
Total Equity	$ 756,997	$301,655	$396,619	$58,723
Fixed Income(6)
US government issues	$ 126,894	$ 96,199	$ 30,695	$ –
Municipal issues	20,232	–	20,232	–
Corporate issues – domestic	212,299	–	212,299	–
Corporate issues – foreign	38,001	–	38,001	–
Total Fixed Income	$ 397,426	$ 96,199	$301,227	$ –
Total Investments at Fair Value	$1,168,765	$412,196	$697,846	$58,723

	Fair Value Measurements at October 27, 2013
		Quoted Prices
		in Active	Significant Other	Significant
		Markets for	Observable	Unobservable
	Total	Identical Assets	Inputs	Inputs
(in thousands)	Fair Value	(Level 1)	(Level 2)	(Level 3)
Investments at Fair Value:
Cash Equivalents(1)	$ 16,373	$ 16,373	$ –	$ –
Large Capitalization Equity(2)
Domestic	$ 355,084	$248,398	$106,686	$ –
Foreign	35,466	35,466	–	–
Total Large Capitalization Equity	$ 390,550	$283,864	$106,686	$ –
Small Capitalization Equity(3)
Domestic	$ 60,579	$ 60,579	$ –	$ –
Foreign	7,503	7,503	–	–
Total Small Capitalization Equity	$ 68,082	$ 68,082	$ –	$ –
International Equity(4)
Mutual fund	$ 66,260	$ –	$ 66,260	$ –
Collective trust	173,044	–	173,044	–
Total International Equity	$ 239,304	$ –	$239,304	$ –
Private Equity(5)
Domestic	$ 35,226	$ –	$ –	$35,226
International	10,557	–	–	10,557
Total Private Equity	$ 45,783	$ –	$ –	$45,783
Total Equity	$ 743,719	$351,946	$345,990	$45,783
Fixed Income(6)
US government issues	$ 104,087	$ 77,381	$ 26,706	$ –
Municipal issues	21,405	–	21,405	–
Corporate issues – domestic	176,319	–	176,319	–
Corporate issues – foreign	25,412	–	25,412	–
Total Fixed Income	$ 327,223	$ 77,381	$249,842	$ –
Total Investments at Fair Value	$1,087,315	$445,700	$595,832	$ 45,783

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

(5)

Private Equity: These Level 3 investments consist of various collective investment funds, which are managed by a third party, that invest in a well-diversified portfolio of equity investments from top performing, high quality firms that focus on U.S. and foreign small to mid-markets; venture capitalists; and entrepreneurs with a concentration in areas of innovation. Investment strategies include buyouts, growth capital, buildups, and distressed; investment strategies also include early stages of company development mainly in the U.S. The fair value of the units for these investments is based on the fair value of the underlying investments, and the NAV can be calculated for these funds.

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

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

(in thousands)	2014	2013

Beginning Balance	$45,783	$33,668
Purchases, issuances, and settlements (net)	3,050	7,288
Unrealized gains	4,479	2,718
Realized gains	4,260	1,471
Interest and dividend income	1,151	638
Ending Balance	$58,723	$45,783

The Company has commitments totaling $85.0 million for the private equity investments within the pension plans, of which $30.3 million and $42.1 million remain unfunded at fiscal year end 2014 and 2013, respectively. These commitments include $17.7 million and $12.6 million for domestic and foreign equity investments, respectively, for fiscal year end 2014 compared to the $27.1 million and $15.0 million for domestic and foreign equity investments, respectively, for fiscal year end 2013. Funding for future private equity capital calls will come from existing pension plan asset investments and not from additional cash contributions into the Company’s pension plans.

Note J

Income Taxes

The components of the provision for income taxes are as follows:

(in thousands)	2014	2013	2012

Current:
U.S. Federal	$264,533	$231,359	$216,620
State	34,034	30,671	26,303
Foreign	7,759	5,334	5,783
Total current	306,326	267,364	248,706
Deferred:
U.S. Federal	8,756	1,080	4,443
State	873	(194)	225
Foreign	171	181	–
Total deferred	9,800	1,067	4,668
Total provision for income taxes	$316,126	$268,431	$253,374

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that, based upon its lengthy and consistent history of profitable operations, it is more likely than not the net deferred tax assets of $62.9 million will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the deferred income tax liabilities and assets are as follows:

(in thousands)	October 26, 2014	October 27, 2013

Deferred tax liabilities:
Goodwill and intangible assets	$(168,167)	$(80,131)
Tax over book depreciation and basis differences	(85,623)	(95,902)
Other, net	(30,252)	(31,261)
Deferred tax assets:
Pension and post-retirement benefits	152,392	132,342
Employee compensation related liabilities	101,706	97,513
Marketing and promotional accruals	28,703	26,920
Other accruals not currently deductible	13,010	3,704
Other, net	51,082	45,444
Net deferred tax assets	$ 62,851	$ 98,629

Reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	2014	2013	2012

U.S. statutory rate	35.0%	35.0%	35.0%
State taxes on income, net of federal tax benefit	2.8	2.7	2.5
Domestic production activities deduction	(2.7)	(2.4)	(2.6)
All other, net	(0.8)	(1.7)	(1.5)
Effective tax rate	34.3%	33.6%	33.4%

No provision has been made for U.S. federal income taxes on certain undistributed earnings of foreign subsidiaries and joint ventures that we intend to permanently invest or that may be remitted substantially tax-free. The total of undistributed earnings that would be subject to federal income tax if remitted under existing law is approximately $88.3 million as of October 26, 2014. Determination of the unrecognized deferred tax liability related to these earnings is not practicable because of the complexities with its hypothetical calculation. Upon distribution of these earnings, we will be subject to U.S. taxes and withholding taxes payable to various foreign governments. A credit for foreign taxes already paid would be available to reduce the U.S. tax liability.

Total income taxes paid during fiscal 2014, 2013, and 2012 were $285.8 million, $226.2 million, and $226.7 million, respectively.

The following table sets forth changes in the unrecognized tax benefits, excluding interest and penalties, for fiscal years 2013 and 2014.

(in thousands)
Balance as of October 28, 2012	$22,131
Tax positions related to the current period:
Increases	4,353
Decreases	–
Tax positions related to prior periods:
Increases	3,091
Decreases	(4,738)
Settlements	(1,173)
Decreases related to a lapse of applicable statute of limitations	(3,579)
Balance as of October 27, 2013	$20,085
Tax positions related to the current period:
Increases	4,693
Decreases	(670)
Tax positions related to prior periods:
Increases	4,455
Decreases	(3,245)
Settlements	(573)
Decreases related to a lapse of applicable statute of limitations	(2,137)
Balance as of October 26, 2014	$22,608

The amount of unrecognized tax benefits, including interest and penalties, at October 26, 2014, recorded in other longterm liabilities was $25.4 million, of which $16.8 million would impact the Company’s effective tax rate if recognized. The Company includes accrued interest and penalties related to uncertain tax positions in income tax expense, with gains of $0.1 million included in expense for fiscal 2014. The amount of accrued interest and penalties at October 26, 2014, associated with unrecognized tax benefits was $2.8 million.

The Company is regularly audited by federal and state taxing authorities. The United States Internal Revenue Service (I.R.S.) has concluded its examinations of the Company’s consolidated federal income tax returns for fiscal years through 2011 and is currently examining fiscal year 2013. The Company is in various stages of audit by several state taxing authorities on a variety of fiscal years, as far back as 2006. While it is reasonably possible that one or more of these audits may be completed within the next 12 months and that the related unrecognized tax benefits may change, based on the status of the examinations it is not possible to reasonably estimate the effect of any amount of such change to previously recorded uncertain tax positions.

Note K

Commitments and Contingencies

In order to ensure a steady supply of hogs and turkeys, and to keep the cost of products stable, the Company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods up to 10 years. The Company has also entered into grow-out contracts with independent farmers to raise turkeys for the Company for periods up to 25 years. Under these arrangements, the Company owns the livestock, feed, and other supplies while the independent farmers provide facilities and labor. The Company has also contracted for the purchase of corn, soybean meal, and other feed ingredients from independent suppliers for periods up to three years. Under these contracts, the Company is committed at October 26, 2014, to make purchases, assuming current price levels, as follows:

(in thousands)
2015	$1,835,647
2016	1,030,108
2017	724,621
2018	645,355
2019	533,539
Later Years	782,191
Total	$5,551,461

Purchases under these contracts for fiscal 2014, 2013, and 2012 were $2.2 billion, $2.0 billion, and $2.0 billion, respectively.

The Company has noncancelable operating lease commitments on facilities and equipment at October 26, 2014, as follows:

(in thousands)
2015	$ 9,387
2016	4,286
2017	2,451
2018	1,274
2019	977
Later Years	1,619
Total	$19,994

The Company expensed $21.1 million, $21.6 million, and $21.6 million for rent in fiscal 2014, 2013, and 2012, respectively.

The Company has commitments to expend approximately $91.3 million to complete construction in progress at various locations as of October 26, 2014.

The Company also has purchase obligations that are not reflected in the consolidated statements of financial position, representing open purchase orders and contracts related to the procurement of materials, supplies, and various services. As of October 26, 2014, commitments related to those purchase orders, and all known contracts exceeding $1.0 million, are shown below. The Company primarily purchases goods and services on an as-needed basis and therefore, amounts in the table represent only a portion of expected future cash expenditures.

(in thousands)
2015	$403,459
2016	25,835
2017	31,855
2018	35,350
2019	28,725
Later Years	10,019
Total	$535,243

As of October 26, 2014, the Company has $41.7 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the Company’s self-insured workers compensation programs. However, that amount also includes revocable standby letters of credit totaling $3.5 million for obligations of an affiliated party that may arise under workers compensation claims. Letters of credit are not reflected in the Company’s consolidated statements of financial position.

The Company is involved on an ongoing basis in litigation arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the Company’s results of operations, financial condition, or liquidity.

Note L

Stock-Based Compensation

The Company issues stock options and nonvested shares as part of its stock incentive plans for employees and non-employee directors. The Company’s policy is to grant options with the exercise price equal to the market price of the common stock on the date of grant. Options typically vest over periods ranging from six months to four years and expire ten years after the date of the grant. The Company recognizes stock- based compensation expense ratably over the shorter of the requisite service period or vesting period. The fair value of stock-based compensation granted to retirement-eligible individuals is expensed at the time of grant.

A reconciliation of the number of options outstanding and exercisable (in thousands) as of October 26, 2014, and changes during the fiscal year then ended, is as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at October 27, 2013	18,466	$22.09
Granted	1,400	45.43
Exercised	2,447	17.45
Forfeited	17	32.40
Outstanding at October 26, 2014	17,402	$24.61	5.3 yrs	$486,023
Exercisable at October 26, 2014	12,444	$20.76	4.3 yrs	$395,462

The weighted-average grant date fair value of stock options granted and the total intrinsic value of options exercised (in thousands) during each of the past three fiscal years is as follows:

	Fiscal Year Ended
	October 26,	October 27,	October 28,
	2014	2013	2012
Weighted-average grant date fair value	$ 9.70	$ 5.50	$ 5.64
Intrinsic value of exercised options	$74,972	$77,610	$30,210

The fair value of each option award is calculated on the date of grant using the Black-Scholes valuation model utilizing the following weighted-average assumptions:

	Fiscal Year Ended
	October 26,	October 27,	October 28,
	2014	2013	2012
Risk-free interest rate	2.5%	1.4%	1.8%
Dividend yield	1.8%	2.1%	2.0%
Stock price volatility	20.0%	20.0%	21.0%
Expected option life	8 years	8 years	8 years

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

The Company’s nonvested shares granted on or before September 26, 2010, vest after five years or upon retirement. Nonvested shares granted between September 27, 2010, and July 27, 2014, vest after one year. Nonvested shares granted on or after July 28, 2014, vest on the earlier of the day before the Company’s next annual meeting date or one year. A reconciliation of the nonvested shares (in thousands) as of October 26, 2014, and changes during the fiscal year then ended, is as follows:

		Weighted-
		Average
		Grant Date
	Shares	Fair Value
Nonvested at October 27, 2013	112	$ 24.77
Granted	40	44.12
Vested	77	27.14
Forfeited	5	19.56
Nonvested at October 26, 2014	70	$ 33.58

The weighted-average grant date fair value of nonvested shares granted, the total fair value (in thousands) of nonvested shares granted, and the fair value (in thousands) of shares that have vested during each of the past three fiscal years is as follows:

Fiscal Year Ended
	October 26,	October 27,	October 28,
	2014	2013	2012
Weighted-average grant date fair value	$ 44.12	$ 35.42	$ 28.98
Fair value of nonvested shares granted	$ 1,760	$ 1,600	$ 1,369
Fair value of shares vested	$ 2,085	$ 1,824	$ 2,476

Stock-based compensation expense, along with the related income tax benefit, for each of the past three fiscal years is presented in the table below:

	Fiscal Year Ended
	October 26,	October 27,	October 28,
(in thousands)	2014	2013	2012
Stock-based compensation expense recognized	$14,393	$17,596	$16,710
Income tax benefit recognized	(5,469)	(6,655)	(6,334)
After-tax stock-based compensation expense	$ 8,924	$10,941	$10,376

At October 26, 2014, there was $8.2 million of total unrecognized compensation expense from stock-based compensation arrangements granted under the plans. This compensation is expected to be recognized over a weighted-average period of approximately 2.5 years. During fiscal years 2014, 2013, and 2012, cash received from stock option exercises was $10.5 million, $30.2 million, and $14.7 million, respectively. The total tax benefit to be realized for tax deductions from these option exercises was $28.4 million, $29.4 million, and $11.4 million, respectively.

Shares issued for option exercises and nonvested shares may be either authorized but unissued shares, or shares of treasury stock acquired in the open market or otherwise. The number of shares available for future grants was 26.6 million at October 26, 2014, 27.9 million at October 27, 2013, and 30.0 million at October 28, 2012.

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

Cash Flow Hedges: The Company currently utilizes corn futures to offset price fluctuations in the Company’s future direct grain purchases, and has historically entered into various swaps to hedge the purchases of grain and natural gas at certain plant locations. The financial instruments are designated and accounted for as cash flow hedges, and the Company measures the effectiveness of the hedges at least quarterly. Effective gains or losses related to these cash flow hedges are reported in accumulated other comprehensive loss (AOCL) and reclassified into earnings, through cost of products sold, in the period or periods in which the hedged transactions affect earnings. Any gains or losses related to hedge ineffectiveness are recognized in the current period cost of products sold. The Company typically does not hedge its grain or natural gas exposure beyond the next two upcoming fiscal years. As of October 26, 2014, and October 27, 2013, the Company had the following outstanding commodity futures contracts that were entered into to hedge forecasted purchases:

Volume
Commodity	October 26, 2014	October 27, 2013
Corn	18.3 million bushels	14.7 million bushels

As of October 26, 2014, the Company has included in AOCL hedging losses of $14.8 million (before tax) relating to its positions, compared to losses of $9.0 million (before tax) as of October 27, 2013. The Company expects to recognize the majority of these losses over the next 12 months.

Fair Value Hedges: The Company utilizes futures to minimize the price risk assumed when fixed forward priced contracts are offered to the Company’s commodity suppliers. The intent of the program is to make the forward priced commodities cost nearly the same as cash market purchases at the date of delivery. The futures contracts are designated and accounted for as fair value hedges, and the Company measures the effectiveness of the hedges at least quarterly. Changes in the fair value of the futures contracts, along with the gain or loss on the hedged purchase commitment, are marked-to-market through earnings and are recorded on the Consolidated Statement of Financial Position as a current asset and liability, respectively. Effective gains or losses related to these fair value hedges are recognized through cost of products sold in the period or periods in which the hedged transactions affect earnings. Any gains or losses related to hedge ineffectiveness are recognized in the current period cost of products sold. As of October 26, 2014, and October 27, 2013, the Company had the following outstanding commodity futures contracts designated as fair value hedges:

Volume
Commodity	October 26, 2014	October 27, 2013
Corn	8.0 million bushels	5.8 million bushels
Lean hogs	0.7 million cwt	1.4 million cwt

Other Derivatives: During fiscal years 2014 and 2013, the Company held certain futures and options contract positions as part of a merchandising program and to manage the Company’s exposure to fluctuations in commodity markets and foreign currencies. The Company did not apply hedge accounting to these positions. All foreign exchange contracts were closed as of the end of fiscal year 2013.

During fiscal year 2013, the Company dedesignated its corn futures contracts held for its hog operations that were previously designated as cash flow hedges, as these contracts were no longer highly effective. Hedge accounting is no longer being applied to these contracts, and gains or losses occurring after the date of dedesignation have been recognized in earnings as incurred.

As of October 26, 2014, and October 27, 2013, the Company had the following outstanding futures and options contracts related to these programs:

Volume
Commodity	October 26, 2014	October 27, 2013
Corn	2.9 million bushels	1.7 million bushels

Fair Values: The fair values of the Company’s derivative instruments as of October 26, 2014, and October 27, 2013, were as follows:

		Fair Value(1)
	Location on Consolidated	October 26,	October 27,
(in thousands)	Statements of Financial Position	2014	2013
Asset Derivatives:
Derivatives Designated as Hedges:
Commodity contracts	Other current assets	$ (7,124)	$ (17,947)
Derivatives Not Designated as Hedges:
Commodity contracts	Other current assets	(938)	(1,757)
Total Asset Derivatives		$ (8,062)	$ (19,704)

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

Derivative Gains and Losses: Gains or losses (before tax, in thousands) related to the Company’s derivative instruments for the fiscal year ended October 26, 2014, and October 27, 2013, were as follows:

	Gain/(Loss) Recognized			Gain/(Loss) Reclassified		Gain/(Loss) Recognized
	in AOCL			from AOCL into Earnings		in Earnings
	(Effective Portion)(1)			(Effective Portion)(1)		(Ineffective Portion)(2) (4)
	Fiscal Year Ended			Fiscal Year Ended		Fiscal Year Ended
	October 26,	October 27,	Location on Consolidated	October 26,	October 27,	October 26,	October 27,
Cash Flow Hedges:	2014	2013	Statement of Operations	2014	2013	2014	2013
Commodity contracts	$(16,701)	$(18,329)	Cost of products sold	$(10,925)	$5,871	$193	$(5,272)

		Gain/(Loss)		Gain/(Loss)
		Recognized in Earnings		Recognized in Earnings
		(Effective Portion)(3)		(Ineffective Portion)(2) (5)
		Fiscal Year Ended		Fiscal Year Ended
	Location on Consolidated	October 26,	October 27,	October 26,	October 27,
Fair Value Hedges:	Statement of Operations	2014	2013	2014	2013
Commodity contracts	Cost of products sold	$(21,608)	$6,067	$322	$3,560

		Gain/(Loss)
		Recognized in Earnings
		Fiscal Year Ended
Derivatives Not	Location on Consolidated	October 26,	October 27,
Designated as Hedges:	Statement of Operations	2014	2013
Commodity contracts	Cost of products sold	$(2,083)	$(2,227)
Foreign exchange contracts	Interest and investment
	income (loss)	$ –	$ 244

(1)	Amounts represent gains or losses in AOCL before tax. See Note B for the after tax impact of these gains or losses on net earnings.

(2)

There were no gains or losses excluded from the assessment of hedge effectiveness during the fiscal year. Fiscal year 2013 includes the mark-to-market impact on certain Jennie-O Turkey Store corn futures contracts which resulted from a temporary suspension of hedge accounting due to market volatility.

(3)

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

Note N

Fair Value Measurements

Pursuant to the provisions of ASC 820, the Company’s financial assets and liabilities carried at fair value on a recurring basis in the consolidated financial statements as of October 26, 2014, and October 27, 2013, and their level within the fair value hierarchy, are presented in the table below.

	Fair Value Measurements at October 26, 2014
		Quoted Prices in
	Fair Value at	Active Markets	Significant Other	Significant
	October 26,	for Identical	Observable	Unobservable
(in thousands)	2014	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)
Assets at Fair Value:
Cash and cash equivalents(1)	$334,174	$334,174	$ –	$–
Other trading securities(2)	117,249	39,120	78,129	–
Commodity derivatives(3)	3,461	3,461	–	–
Total Assets at Fair Value	$454,884	$376,755	$78,129	$–
Liabilities at Fair Value:
Deferred compensation(2)	$ 54,809	$ 23,642	$31,167	$–
Total Liabilities at Fair Value	$ 54,809	$ 23,642	$31,167	$–

	Fair Value Measurements at October 27, 2013
		Quoted Prices in
	Fair Value at	Active Markets	Significant Other	Significant
	October 27,	for Identical	Observable	Unobservable
(in thousands)	2013	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)
Assets at Fair Value:
Cash and cash equivalents(1)	$434,014	$434,014	$ –	$–
Other trading securities(2)	114,300	38,489	75,811	–
Commodity derivatives(3)	6,086	6,086	–	–
Total Assets at Fair Value	$554,400	$478,589	$75,811	$–
Liabilities at Fair Value:
Deferred compensation(2)	$ 52,771	$ 21,257	$31,514	$–
Total Liabilities at Fair Value	$ 52,771	$ 21,257	$31,514	$–

The following methods and assumptions were used to estimate the fair value of the financial assets and liabilities above:

(1)

The Company’s cash equivalents consist primarily of bank deposits, money market funds rated AAA, or other highly liquid investment accounts. As these investments have a maturity date of three months or less, the carrying value approximates fair value.

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

(3)

The Company’s commodity derivatives represent futures contracts used in its hedging or other programs to offset price fluctuations associated with purchases of corn and soybean meal, and to minimize the price risk assumed when forward priced contracts are offered to the Company’s commodity suppliers. The Company’s futures contracts for corn and soybean meal are traded on the Chicago Board of Trade, while futures contracts for lean hogs are traded on the Chicago Mercantile Exchange. These are active markets with quoted prices available and therefore these contracts are classified as Level 1. All derivatives are reviewed for potential credit risk and risk of nonperformance. The Company nets the derivative assets and liabilities for each of its hedging programs, including cash collateral, when a master netting arrangement exists between the Company and the counterparty to the derivative contract. The net balance for each program is included in other current assets or accounts payable, as appropriate, in the Consolidated Statements of Financial Position. As of October 26, 2014, the Company has recognized the right to reclaim net cash collateral of $11.5 million from various counterparties (including $55.6 million of cash less $44.1 million of realized losses on closed positions). As of October 27, 2013, the Company had recognized the right to reclaim net cash collateral of $25.8 million from various counterparties (including $35.7 million of cash less $9.9 million of realized losses on closed positions).

The Company’s financial assets and liabilities also include accounts receivable, accounts payable, and other liabilities, for which carrying value approximates fair value. The Company does not carry its long-term debt at fair value in its Consolidated Statements of Financial Position. Based on borrowing rates available to the Company for long-term financing with similar terms and average maturities, the fair value of long-term debt, utilizing discounted cash flows (Level 2), was $273.8 million as of October 26, 2014, and $261.7 million as of October 27, 2013.

In accordance with the provisions of ASC 820, the Company also measures certain nonfinancial assets and liabilities at fair value that are recognized or disclosed on a nonrecurring basis (e.g. goodwill, intangible assets, and property, plant and equipment). During fiscal years 2014, 2013, and 2012, there were no material remeasurements of assets or liabilities at fair value on a nonrecurring basis subsequent to their initial recognition.

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

The Refrigerated Foods segment includes the Hormel Refrigerated operating segment and the Affiliated Business Units. This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork and beef products for retail, foodservice, and fresh product customers. The Affiliated Business Units include the Farmer John, Burke Corporation, Dan’s Prize, and Saag’s Products, Inc.

businesses. Through fiscal 2014, this segment also included Precept Foods, LLC, a 50.01 percent owned joint venture that was dissolved at the end of the fiscal year.

The Jennie-O Turkey Store segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for retail, foodservice, and fresh product customers.

The Specialty Foods segment includes the Diamond Crystal Brands, CytoSport/Century Foods International, and Hormel Specialty Products operating segments. This segment consists of the packaging and sale of private label shelf stable products, nutritional products, sugar, and condiments to industrial, retail, and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products.

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

Intersegment sales are recorded at prices that approximate cost and are eliminated in the Consolidated Statements of Operations. The Company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The Company also retains various other income and unallocated expenses at corporate. Equity in earnings of affiliates is included in segment operating profit; however, earnings attributable to the Company’s non- controlling interests are excluded. These items are included in the following table as net interest and investment expense (income), general corporate expense, and noncontrolling interest when reconciling to earnings before income taxes.

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

(in thousands)	2014	2013	2012
Net Sales (to unaffiliated customers)
Grocery Products	$1,558,265	$1,517,557	$1,170,871
Refrigerated Foods	4,644,179	4,251,515	4,222,752
Jennie-O Turkey Store	1,672,452	1,601,868	1,549,227
Specialty Foods	907,120	932,533	924,472
International & Other	534,240	448,181	363,348
Total	$9,316,256	$8,751,654	$8,230,670
Intersegment Sales
Grocery Products	$–	$–	$–
Refrigerated Foods	23,163	17,359	12,144
Jennie-O Turkey Store	144,137	123,420	125,575
Specialty Foods	122	108	133
International & Other	–	–	–
Total	167,422	140,887	137,852
Intersegmentelimination	(167,422)	(140,887)	(137,852)
Total	$–	$–	$–
Segment Net Sales
Grocery Products	$1,558,265	$1,517,557	$1,170,871
Refrigerated Foods	4,667,342	4,268,874	4,234,896
Jennie-O Turkey Store	1,816,589	1,725,288	1,674,802
Specialty Foods	907,242	932,641	924,605
International & Other	534,240	448,181	363,348
Intersegmentelimination	(167,422)	(140,887)	(137,852)
Total	$9,316,256	$8,751,654	$8,230,670
Segment Operating Profit
Grocery Products	$195,064	$213,646	$181,251
Refrigerated Foods	338,020	232,692	228,665
Jennie-O Turkey Store	272,362	222,117	238,298
Specialty Foods	71,514	88,873	83,089
International & Other	84,745	71,490	49,889
Total segment operating profit	$961,705	$828,818	$781,192
Net interest and investment expense (income)	9,468	7,482	6,339
General corporate expense	33,434	26,694	21,429
Noncontrolling interest	3,349	3,865	4,911
Earnings Before Income Taxes	$922,152	$798,507	$758,335

(in thousands)	2014	2013	2012
Assets
Grocery Products	$1,249,631	$1,237,405	$683,601
Refrigerated Foods	1,215,694	1,218,418	1,171,161
Jennie-O Turkey Store	857,697	819,343	857,682
Specialty Foods	1,013,420	469,599	506,237
International & Other	406,249	361,038	224,847
Corporate	712,928	810,077	1,120,438
Total	$5,455,619	$4,915,880	$4,563,966
Additions to Property, Plant and Equipment
Grocery Products	$31,741	$10,100	$17,966
Refrigerated Foods	61,183	58,523	67,003
Jennie-O Turkey Store	25,761	22,863	33,594
Specialty Foods	3,266	3,606	3,779
International & Other	4,896	2,973	2,794
Corporate	32,291	8,697	7,167
Total	$159,138	$106,762	$132,303
Depreciation and Amortization
Grocery Products	$25,883	$22,912	$15,870
Refrigerated Foods	57,709	57,879	60,229
Jennie-O Turkey Store	27,091	26,921	26,144
Specialty Foods	8,999	9,232	9,871
International & Other	3,541	1,906	1,437
Corporate	6,821	6,000	5,943
Total	$130,044	$124,850	$119,494

The Company’s products primarily consist of meat and other food products. The Perishable category includes fresh meats, frozen items, refrigerated meal solutions, sausages, hams, wieners, and bacon (excluding JOTS products). Shelf-stable includes canned luncheon meats, shelf-stable microwaveable meals, stews, chilies, hash, meat spreads, flour and corn tortillas, salsas, tortilla chips, peanut butter, and other items that do not require refrigeration. The Poultry category is composed primarily of JOTS products. The Other category primarily consists of nutritional food products and supplements, sugar and sugar substitutes, dessert and drink mixes, and industrial gelatin products. The percentages of total revenues contributed by classes of similar products for the last three fiscal years are as follows:

	Fiscal Year Ended
	October 26,	October 27,	October 28,
	2014	2013	2012
Perishable	54.5%	53.3%	54.7%
Shelf-stable	19.0	19.0	16.4
Poultry	18.4	18.8	19.3
Other	8.1	8.9	9.6
	100.0%	100.0%	100.0%

Revenues from external customers are classified as domestic or foreign based on the destination where title passes. No individual foreign country is material to the consolidated results. Additionally, the Company’s long-lived assets located in foreign countries are not significant. Total revenues attributed to the U.S. and all foreign countries in total for the last three fiscal years are as follows:

	Fiscal Year Ended
	October 26,	October 27,	October 28,
(in thousands)	2014	2013	2012
United States	$8,708,042	$8,193,730	$7,739,826
Foreign	608,214	557,924	490,844
	$9,316,256	$8,751,654	$8,230,670

In fiscal 2014, sales to Wal-Mart Stores, Inc. (Wal-Mart) represented $1.43 billion or 14.1 percent of the Company’s consolidated revenues (measured as gross sales less returns and allowances). In fiscal 2013, sales to Wal-Mart represented $1.33 billion or 13.9 percent of the Company’s consolidated revenues. Wal-Mart is a customer for all five segments of the Company.

Note P

Quarterly Results of Operations (Unaudited)

The following tabulations reflect the unaudited quarterly results of operations for the years ended October 26, 2014, and October 27, 2013.

				Net Earnings
				Attributable to	Basic	Diluted
		Gross	Net	Hormel Foods	Earnings	Earnings
(in thousands, except per share data)	Net Sales	Profit	Earnings	Corporation(1)	Per Share(2)	Per Share(2)
2014
First quarter	$ 2,242,672	$ 398,642	$ 154,458	$ 153,348	$ 0.58	$ 0.57
Second quarter	2,244,866	378,758	140,706	140,090	0.53	0.52
Third quarter	2,284,947	363,999	139,014	137,975	0.52	0.51
Fourth quarter	2,543,771	423,584	171,848	171,264	0.65	0.63
2013
First quarter	$ 2,116,241	$ 344,193	$ 131,045	$ 129,716	$ 0.49	$ 0.48
Second quarter	2,152,686	352,801	126,641	125,520	0.47	0.46
Third quarter	2,159,525	330,306	113,905	113,635	0.43	0.42
Fourth quarter	2,323,202	385,516	158,485	157,340	0.60	0.58

(1)Excludes net earnings attributable to the Company’s noncontrolling interests.

(2)Quarterly amounts are independently computed and may not add to the annual amounts.

Shareholder Information

Independent Auditors

Ernst & Young LLP

220 South Sixth Street, Ste. 1400

Minneapolis, MN 55402-4509

Stock Listing

Hormel Foods Corporation’s common stock is traded on the New York Stock Exchange under the symbol HRL. The CUSIP number is 440452100.

There are approximately 11,700 record shareholders and 48,300 shareholders whose shares are held in street name by brokerage firms and financial institutions.

Common Stock Data

The high and low prices of the company’s common stock and the dividends per share declared for each fiscal quarter of 2014 and 2013, respectively, are shown below:

2014	High	Low	Dividend
First Quarter	$46.75	$41.93	$0.20
Second Quarter	49.47	42.81	0.20
Third Quarter	49.87	46.02	0.20
Fourth Quarter	53.12	44.91	0.20
2013	High	Low	Dividend
First Quarter	$35.38	$29.32	$0.17
Second Quarter	42.09	34.60	0.17
Third Quarter	43.17	37.46	0.17
Fourth Quarter	44.22	40.60	0.17

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

The transfer agent makes shareholder account data available to shareholders of record via the Internet. This service allows shareholders to view various account details, such as certificate information, dividend payment history, and/or dividend reinvestment plan records, over a secure Internet connection with the required entry of an account number and authentication ID. Information is available 24 hours per day, 7 days a week. If you are interested, you may use the web site www. shareowneronline.com and access “Sign Up Now!” to arrange for setup.

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

Reports and Publications

Copies of the Company’s Form 10-K (annual report) and Form 10-Q (quarterly report) to the U.S. Securities and Exchange Commission, proxy statement, all news releases, and other corporate literature are available free upon request by calling (507) 437-5345 or by accessing the information on the Internet at www.hormelfoods.com. Notice and access to the Company’s Annual Report is mailed approximately one month before the Annual Meeting. The Annual Report can be viewed at the Web site named above or a hard copy will be available free upon request via email, mail, or by calling (507) 437-5571.

Annual Meeting

The Annual Meeting of Shareholders will be held on Tuesday, January 27, 2015, in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m. (CT).

Questions about Hormel Foods Corporation

Shareholder Inquiries

(507) 437-5944

Analyst/Investor Inquiries

(507) 437-5248

Media Inquiries

(507) 437-5345

Consumer Response

Inquiries regarding products of Hormel Foods Corporation should be addressed:

Consumer Response

Hormel Foods Corporation
1 Hormel Place

Austin, MN 55912-3680
or call 1-800-523-4635

Trademarks

References to the Company’s brands or products in italics within this report represent valuable trademarks owned or licensed by Hormel Foods, LLC or other subsidiaries of Hormel Foods Corporation.

corporate officers

Jeffrey M. Ettinger*	Jeffrey R. Baker	Kurt F. Mueller
Chairman of the Board,	Vice President,	Vice President;
President and Chief Executive Officer	Foodservice Marketing	Senior Vice President, Sales
Consumer Products Sales
Jody H. Feragen*	Richard A. Carlson
Executive Vice President	Vice President,	Kevin L. Myers, Ph.D.
and Chief Financial Officer	Quality Management	Vice President,
Research and Development
Steven G. Binder	Mark A. Coffey
Executive Vice President and	Vice President,	Jeff A. Nuytten
President, Hormel Business Units	Affiliated Business Units	Vice President,
	Refrigerated Foods	Refrigerated Foods Operations
Deanna T. Brady
Group Vice President,	Patrick J. Connor	Mark J. Ourada
Foodservice	Vice President;	Vice President,
	Senior Vice President, Sales	Foodservice Sales
Thomas R. Day	Consumer Products Sales
Group Vice President,		James R. Schroeder
Refrigerated Foods	Julie H. Craven	Vice President,
	Vice President,	Engineering
Donald H. Kremin	Corporate Communications
Group Vice President,		Patrick J. Schwab
Specialty Foods	Roland G. Gentzler	Vice President;
	Vice President,	Senior Vice President, Sales
Glenn R. Leitch	Finance and Treasurer	Consumer Products Sales
Group Vice President;
President, Jennie-O Turkey Store, Inc.	Fred D. Halvin	James N. Sheehan
	Vice President,	Vice President and
James P. Snee	Corporate Development	Controller
Group Vice President;
President, Hormel Foods International	Brian D. Johnson	Joe C. Swedberg
Corporation	Vice President and	Vice President,
	Corporate Secretary	Legislative Affairs
James M. Splinter
Group Vice President,	Lawrence C. Lyons	Donald J. Temperley
Grocery Products	Vice President,	Vice President,
	Human Resources	Grocery Products Operations
Larry L. Vorpahl
Group Vice President;	Lori J. Marco	Mark D. Vaupel
President, Consumer Products Sales	Vice President,	Vice President,
	External Affairs	Information Technology Services
Bryan D. Farnsworth	and General Counsel
Senior Vice President,		Steven J. Venenga
Supply Chain	Luis G. Marconi	Vice President,
	Vice President,	Meat Products Marketing
D. Scott Aakre	Grocery Products Marketing
Vice President,		James T. Anderson
Corporate Innovation		Assistant Controller
and New Product Development

*Director

 Printed on recycled paper. Please recycle.

Cover and pages 1-12 contain 10% total recovered fiber/all post-consumer waste, FSC:® Certified Fiber. Pages 13-64 contain 30% total recovered fiber/all post-consumer waste, FSC:® Certifed Fiber.

board of directors

Jeffrey M. Ettinger	Stephen M. Lacy	Dakota A. Pippins
Chairman of the Board,	Chairman of the Board,	President and Chief Executive Officer,
President and Chief Executive Officer	President and Chief Executive Officer,	Pippins Strategies, LLC
Director since May 2004	Meredith Corporation	Director since January 2001
Director since September 2011
Gary C. Bhojwani		Christopher J. Policinski
Chairman of Allianz Life Insurance	John L. Morrison*	President and Chief Executive Officer,
Company of North America	Managing Director,	Land O’ Lakes, Inc.
(resignation effective 1/1/2015)	Goldner Hawn Johnson & Morrison Inc.	Director since September 2012
Director since July 2014	Director since November 2003
Sally J. Smith
Terrell K. Crews	Elsa A. Murano, Ph.D.	President and Chief Executive Officer,
Retired Executive Vice President and	Director of Norman Borlaug Institute	Buffalo Wild Wings, Inc.
Chief Financial Officer,	for International Agriculture,	Director since July 2014
Monsanto Company	Professor and President Emerita,
Director since October 2007	Texas A&M University	Steven A. White
	Director since September 2006	President,
Jody H. Feragen		Comcast West Division
Executive Vice President and	Robert C. Nakasone	Director since July 2014
Chief Financial Officer	Chief Executive Officer,
Director since October 2007	NAK Enterprises
Director since September 2006
Glenn S. Forbes, M.D.
Retired Executive Board Chair,	Susan K. Nestegard
past CEO Mayo Clinic — Rochester	Former President,
and Emeritus Physician, Mayo Clinic	Global Healthcare Sector,
Director since September 2011	Ecolab Inc.
	Director since October 2009	*Lead Director

Stock Performance Chart

*$100 invested on 10/23/09 in stock or index — including reinvestment of dividends.