Form 10-K, Exhibit 13
period 2015-10-25
HORMEL FOODS CORP /DE/
filed 2015-12-16
CIK 48465

Exhibit 13.1

SELECTED PAGES OF THE 2015 ANNUAL STOCKHOLDERS’ REPORT

Selected Financial Data

(in thousands, except per share amounts)	2015	2014	2013	2012	2011

Operations
Net Sales	$9,263,863	$9,316,256	$8,751,654	$8,230,670	$7,895,089
Net Earnings	687,264	606,026	530,076	504,961	479,196
Net Earnings Attributable to Hormel Foods Corporation	686,088	602,677	526,211	500,050	474,195
% of net sales	7.41%	6.47%	6.01%	6.08%	6.01%
EBIT(1)	1,066,144	928,271	802,124	759,763	737,283
% of net sales	11.51%	9.96%	9.17%	9.23%	9.34%
EBITDA(2)	1,199,578	1,058,315	926,974	879,257	861,448
% of net sales	12.95%	11.36%	10.59%	10.68%	10.91%
Return on Invested Capital(3)	15.62%	15.79%	14.92%	16.43%	16.85%

Financial Position
Total Assets	6,139,831	5,455,619	4,915,880	4,563,966	4,244,391
Long-term Debt less Current Maturities	250,000	250,000	250,000	250,000	250,000
Hormel Foods Corporation Shareholders’ Investment	3,998,198	3,605,678	3,311,040	2,819,455	2,656,582

Selected Cash Flow Data
Depreciation and Amortization	133,434	130,044	124,850	119,494	124,165
Capital Expenditures	144,063	159,138	106,762	132,303	96,911
Acquisitions of Businesses	770,587	466,204	665,415	168	7,207
Share Repurchase	24,928	58,937	70,819	61,366	152,930
Dividends Paid	250,834	203,156	174,320	152,204	129,975

Common Stock
Weighted-Average Shares Outstanding — Basic	264,072	263,812	264,317	263,466	266,394
Weighted-Average Shares Outstanding — Diluted	270,501	270,216	270,224	268,891	271,915
Earnings per Share — Basic	$ 2.60	$ 2.28	$ 1.99	$ 1.90	$ 1.78
Earnings per Share — Diluted	2.54	2.23	1.95	1.86	1.74
Dividends per Share	1.00	0.80	0.68	0.60	0.51
Hormel Foods Corporation Shareholders’ Investment per Share	15.13	13.68	12.56	10.72	10.06

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

(in thousands)	2015	2014	2013	2012	2011

(1) EBIT:
Net Earnings Attributable to Hormel Foods Corporation	$ 686,088	$ 602,677	$ 526,211	$ 500,050	$ 474,195
Plus: Income Tax Expense	369,879	316,126	268,431	253,374	239,640
Plus: Interest Expense	13,111	12,704	12,453	12,859	22,662
Less: Interest and Investment Income (Loss)	2,934	3,236	4,971	6,520	(786)
EBIT	$1,066,144	$ 928,271	$ 802,124	$ 759,763	$ 737,283
(2) EBITDA:
EBIT per (1) above	$1,066,144	$ 928,271	$ 802,124	$ 759,763	$ 737,283
Plus: Depreciation and Amortization	133,434	130,044	124,850	119,494	124,165
EBITDA	$1,199,578	$1,058,315	$ 926,974	$ 879,257	$ 861,448
(3) Return on Invested Capital:
EBIT per (1) above	$1,066,144	$ 928,271	$ 802,124	$ 759,763	$ 737,283
X (1 — Effective Tax Rate*)	64.97%	65.59%	66.22%	66.37%	66.43%
After-tax EBIT	692,674	608,887	531,166	504,257	489,771
Divided by:
Total Debt	435,000	250,000	250,000	250,000	250,000
Hormel Foods Corporation Shareholders’ Investment	3,998,198	3,605,678	3,311,040	2,819,455	2,656,582
Total Debt and Shareholders’ Investment	4,433,198	3,855,678	3,561,040	3,069,455	2,906,582
Return on Invested Capital	15.62%	15.79%	14.92%	16.43%	16.85%

* Excluding earnings attributable to noncontrolling interests.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Fiscal 2015: Hormel Foods achieved record earnings for fiscal 2015. Sales for the year were $9.3 billion, a 1 percent decrease from last year as the effects of avian influenza tempered sales for the Jennie-O Turkey Store segment and price deflation in the pork markets impacted our Refrigerated Foods and International & Other segments. Net earnings attributable to the Company for fiscal 2015 increased 13.8 percent to $686.1 million, from $602.7 million in fiscal 2014. Diluted earnings per share for fiscal 2015 increased 13.9 percent to $2.54 compared to $2.23 per share last year. Non-GAAP adjusted net earnings for the year were $714.4 million, an increase of 18.5 percent over 2014, with all five segments contributing to the growth. Non-GAAP adjusted earnings per diluted share were $2.64, an 18.4 percent improvement compared to last year. (See explanation of non-GAAP financial measures in the Consolidated Results section).

Improved performance for the Grocery Products, Refrigerated Foods, and Specialty Foods segments drove financial results for the year. The Grocery Products segment benefited from lower input costs, especially in the second half of the year, with strong sales growth for the SPAM® family of products, Dinty Moore® items, Hormel® hash, and Wholly Guacamole® products in MegaMex Foods. Financial performance for the Refrigerated Foods segment improved over last year, also benefiting from lower input costs for the value-added products in Foodservice and Meat Products. Continued strong value-added sales, and the addition of Applegate Farms, LLC (Applegate) were additional catalysts for growth in the segment. Specialty Foods segment net sales and profit were higher, driven by the contributions of Muscle Milk® sports nutrition products and synergies captured within the CytoSport and Century Foods supply chain. The Jennie-O Turkey Store segment, propelled by an excellent start through the first half of the year, delivered segment profit ahead of last year. Significant turkey supply shortages, the result of highly pathogenic avian influenza (HPAI), impacted sales, volume, and plant operational efficiencies in the second half of the year. Strong demand for fresh lean ground turkey products was a leading contributor to the year’s improved performance. The International & Other segment saw nice growth in China and export sales of SKIPPY® peanut butter, offsetting softer exports of fresh pork and the SPAM® family of products which were impacted by shipping delays caused by port issues and further hindered by a stronger dollar. General corporate expense was higher due to an increase in employee-related expenses and higher professional and legal fees. Our financial performance continued to generate substantial operating cash flows. We completed the acquisition of Applegate, spending a total of $774.1 million. We announced a 16 percent increase to our dividend after a 25 percent increase last year. The annual dividend for 2016 will be $1.16 per share and marks the 50th consecutive year of dividend increases.

Fiscal 2016 Outlook: We are pleased with our momentum heading into fiscal 2016 and expect renewed revenue growth as the year proceeds. Lower input costs are expected to provide a benefit for Grocery Products and Refrigerated Foods value-added margins, offsetting modestly lower pork operating margins compared to fiscal 2015. Strong demand for Applegate® natural and organic products will be an additional growth catalyst for the Refrigerated Foods segment. We expect the Jennie-O Turkey Store segment to return to growth in the second half of fiscal 2016, benefiting from strong demand for branded Jennie-O® products and low grain costs if there are no significant recurrences of HPAI. Specialty Foods should deliver increases through the growth of its Muscle Milk® protein nutrition products, and we expect the International & Other segment to achieve year-over-year improved results through the expansion of our business in China along with increased sales of the SPAM® and SKIPPY® families of products.

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

Goodwill and Other Indefinite-Lived Intangibles: Indefinite-lived intangible assets are originally recorded at their estimated fair values at date of acquisition and the residual of the purchase price is recorded to goodwill. Goodwill and other indefinite-lived intangible assets are allocated to reporting units that will receive the related sales and income. Goodwill and indefinite-lived intangible assets are tested annually for impairment, or more frequently if impairment indicators arise.

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

During fiscal 2015, 2014, and 2013, as a result of the qualitative testing performed, no impairment charges were recorded other than for the Company’s assets held for sale in fiscal 2015.

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

In conducting the initial qualitative assessment, the Company analyzes growth rates for historical and projected net sales and the results of prior quantitative tests performed. Additionally, the Company assesses critical areas that may impact its intangible assets or the applicable royalty rates to determine if there are factors that could indicate impairment of the asset.

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

Based on the qualitative assessment conducted in fiscal 2015, performance of the quantitative test was not required for any of the Company’s indefinite-lived intangible assets. No impairment charges were recorded for indefinite-lived intangible assets for fiscal 2015, 2014, or 2013.

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

Refrigerated Foods

This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork and beef products for retail, foodservice, and fresh product customers. This segment includes the results of Applegate Farms, LLC (Applegate) and Affiliated Foods (Farmer John, Burke, and Dan’s Prize).

Jennie-O Turkey Store	This segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for retail, foodservice, and fresh product customers.

Specialty Foods

This segment consists of the packaging and sale of private label shelf stable products, nutritional products, sugar, and condiments to industrial, retail, and foodservice customers including the results of Diamond Crystal Brands (DCB), CytoSport/Century Foods International, and Hormel Specialty Products (HSP). As of the end of fiscal 2015, a portion of DCB is held for sale.

International & Other

This segment includes Hormel Foods International, which manufactures, markets, and sells Company products internationally. This segment also includes the results from the Company’s international joint ventures.

The Company’s fiscal year consisted of 52 weeks in 2015, 2014, and 2013. Fiscal year 2016 will consist of 53 weeks.

FISCAL YEARS 2015 AND 2014:

Consolidated Results

Net Earnings: Net earnings attributable to the Company for the fourth quarter of fiscal 2015 were $187.2 million, an increase of 9.3 percent compared to earnings of $171.3 million for the same quarter last year. Diluted earnings per share were $0.69 compared to $0.63 for the same quarter last year. Net earnings attributable to the Company for fiscal 2015 increased 13.8 percent to $686.1 million, from $602.7 million in fiscal 2014. Diluted earnings per share for fiscal 2015 increased 13.9 percent to $2.54 compared to $2.23 per share last year.

Non-GAAP adjusted(1) net earnings attributable to the Company(2) for the fourth quarter of fiscal 2015 were $199.9 million, an increase of 16.7 percent compared to earnings of $171.3 million in the same period of fiscal 2014. Non-GAAP adjusted(1) diluted earnings per share(2) were $0.74 compared to $0.63 for the same quarter last year. Non-GAAP adjusted(1) net earnings attributable to the Company(2) for fiscal 2015 increased 18.5 percent to $714.4 million from $602.7 million in the same period of fiscal 2014. Non-GAAP adjusted(1) diluted earnings per share(2) for the same period increased 18.4 percent to $2.64 compared to $2.23 last year.

(1) The non-GAAP financial measurements are presented to provide investors additional information to facilitate the comparison of past and present operations. The non-GAAP financial measurements are used for internal purposes to evaluate the results of operations and to measure a component of certain employee incentive plans in fiscal 2015. Non-GAAP measurements are not intended to be a substitute for U.S. GAAP measurements in analyzing financial performance. These non-GAAP measurements are not in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies.

(2) Adjusted net earnings and diluted net earnings per share exclude charges relating to the closure of the Stockton, California, manufacturing facility and the exit from international joint venture businesses in the first quarter, and charges relating to the goodwill impairment charge associated with Diamond Crystal Brands and an adjustment to the contingent consideration accrual for CytoSport in the fourth quarter of fiscal 2015. The tables below show the calculations to reconcile from the non-GAAP adjusted measures to the GAAP measures.

			Fourth Quarter

			2015	Diamond	CytoSport
			Non- GAAP	Crystal	Contingent
			Adjusted	Brands	Consideration	2015 GAAP
(In thousands, except per share amounts)			Earnings	Impairment	Adjustment	Earnings

Grocery Products			$ 78,772			$ 78,772
Refrigerated Foods			111,287			111,287
Jennie-O Turkey Store			73,227			73,227
Specialty Foods			35,015	$ (21,537)	$ 8,870	22,348
International & Other			23,300			23,300
Total segment operating profit			$ 321,601	$ (21,537)	$ 8,870	$ 308,934
General corporate expense			(16,649)			(16,649)
Net interest & investment expense			(3,341)			(3,341)
Earnings before income taxes			$ 301,611	$ (21,537)	$ 8,870	$ 288,944
Income taxes			(101,713)			(101,713)
Net earnings attributable to Hormel Foods Corporation			$ 199,898	$ (21,537)	$ 8,870	$ 187,231
Diluted net earnings per share			$ 0.74	$ (0.08)	$ 0.03	$ 0.69

	Fiscal Year 2015

	2015			Diamond	CytoSport
	Non- GAAP	Stockton	International	Crystal	Contingent
	Adjusted	Plant	Business	Brands	Consideration	2015 GAAP
(In thousands, except per share amounts)	Earnings	Closure	Exit	Impairment	Adjustment	Earnings

Grocery Products	$ 239,108	$ (10,526)				$ 228,582
Refrigerated Foods	424,968					424,968
Jennie-O Turkey Store	276,217					276,217
Specialty Foods	105,925			$ (21,537)	$ 8,870	93,258
International & Other	87,864		$ (9,546)			78,318
Total segment operating profit	$ 1,134,082	$ (10,526)	$ (9,546)	$ (21,537)	$ 8,870	$ 1,101,343
General corporate expense	(35,199)					(35,199)
Net interest & investment expense	(10,177)					(10,177)
Earnings before income taxes	$ 1,088,706	$ (10,526)	$ (9,546)	$ (21,537)	$ 8,870	$ 1,055,967
Income taxes	(374,334)	3,685	770			(369,879)
Net earnings attributable to Hormel Foods Corporation	$ 714,372	$ (6,841)	$ (8,776)	$ (21,537)	$ 8,870	$ 686,088
Diluted net earnings per share*	$ 2.64	$ (0.03)	$ (0.03)	$ (0.08)	$ 0.03	$ 2.54

*Earnings per share does not sum across due to rounding.

Net Sales: Net sales for the fourth quarter of fiscal 2015 decreased to $2.40 billion from $2.54 billion in the same quarter of fiscal 2014, a decrease of 5.6 percent. Net sales for fiscal 2015 decreased 0.6 percent to $9.26 billion compared to $9.32 billion in the prior year. Lower sales for the quarter and year were primarily due to turkey supply shortages in the Company’s Jennie-O Turkey Store (JOTS) segment and price deflation in the pork markets, impacting sales within the Refrigerated Foods and International & Other segments along with the dissolution of the Precept Foods joint venture at the end of fiscal 2014. Tonnage for the fourth quarter decreased 2.1 percent to 1.31 billion lbs. compared to 1.34 billion lbs. for the same period last year. Tonnage for the fiscal year increased 2.2 percent to 5.11 billion lbs. from 5.00 billion lbs. in the prior year.

Net sales and tonnage for the fiscal 2015 fourth quarter and year were positively impacted by the following incremental sales of material product lines including Applegate, CytoSport, and additional MegaMex Foods products not included in the prior year:

(in thousands)	Fourth Quarter		Year
Segment	Net Sales	Tonnage (lbs.)	Net Sales	Tonnage (lbs.)
Specialty Foods	$13,209	5,463	$237,829	102,915
Grocery Products	26,478	16,415	95,942	64,404
Refrigerated Foods	80,352	12,670	92,796	14,646

Despite a strong start to fiscal 2015, the effects of highly pathogenic avian influenza (HPAI) on the turkey supply chain significantly impacted JOTS as the number of birds through the Company’s facilities was reduced in the second half of the year. Value-added sales across the Company’s segments were strong, but price reductions taken on certain items in the Company’s Refrigerated Foods and International & Other segments due to the declining pork markets tempered top-line results.

The Company is moving into fiscal 2016 with positive sales trends for key product lines including Wholly Guacamole® dips, SKIPPY® peanut butter, and Hormel® Fire Braised™ meats. In fiscal 2016, the Company will benefit from a full year of Applegate sales. The addition of Applegate represents a significant opportunity for the Company to expand its presence in the natural and organic channels. To further support growth, the Company will continue to build brand awareness with increased advertising support for key products such as Hormel® REV® wraps, Hormel® Natural Choice® meats, SKIPPY® peanut butter, Wholly Guacamole® dips, and the SPAM® family of products.

Cost of Products Sold: Cost of products sold for the fourth quarter of fiscal 2015 decreased 10.1 percent to $1.91 billion compared to $2.12 billion in the fourth quarter last year, and decreased 3.8 percent to $7.46 billion in fiscal 2015 compared to $7.75 billion in fiscal 2014. Lower pork input costs for the Refrigerated Foods, Grocery Products, and International & Other segments led to the decrease for the quarter and fiscal year, partially offset by additional product costs from the acquisition of Applegate for the fourth quarter and CytoSport for the fiscal year. Results for the year also reflect charges totaling $10.5 million related to the closure of the Stockton, California manufacturing facility.

Gross Profit: Gross profit was $495.0 million and $1.81 billion for the 2015 fourth quarter and fiscal year, respectively, compared to $423.6 million and $1.56 billion last year. As a percentage of net sales, gross profit increased to 20.6 percent for the fourth quarter compared to 16.7 percent in fiscal 2014, and increased to 19.5 percent for the year compared to 16.8 percent in fiscal 2014.

Higher margins from the Grocery Products, Refrigerated Foods, and International & Other segments in the fourth quarter offset lower margins in the JOTS and Specialty Foods segments. Favorable raw material and plant operating costs along with improved equity in earnings contributed to the growth for Grocery Products. The Refrigerated Foods segment posted solid margin gains in the fourth quarter led by strong performance from Affiliated Foods. Positive results in China along with favorable costs on products such as SPAM® luncheon meat and SKIPPY® peanut butter in the International & Other segment aided margins. JOTS finished below last year as shortfalls due to flocks lost to HPAI lowered plant processing and sales volumes. For the year, synergies captured within the CytoSport and Century Foods operations contributed to the improved margins in fiscal 2015. Additionally, the Company’s value-added businesses within the Refrigerated Foods segment benefited from the lower input costs referenced above.

Positive volume trends and favorable pork and beef trim markets should continue to support margins for Grocery Products. Plant costs should also be favorable versus last year due to operational efficiencies gained as a result of the closure of the Stockton, California manufacturing plant in fiscal 2015. Refrigerated Foods entered fiscal 2016 with favorable pork operating margins. The value-added businesses should benefit from lower raw material costs. The addition of Applegate and its portfolio of natural and organic products will be an additional growth catalyst for this segment. The International & Other segment is entering 2016 with good momentum due to strong SPAM® and SKIPPY® sales and continued positive results from China. Specialty Foods expects to deliver increases through growth of Muscle Milk® protein nutrition products. Going into fiscal 2016, JOTS will be impacted by the lingering effects from the 2015 HPAI impact, but is expected to return to growth in the second half of the year.

Selling, General and Administrative: Selling, general and administrative expenses for the fourth quarter and year were $189.0 million and $743.6 million, respectively, compared to $165.9 million and $650.9 million last year. Selling, general and administrative expenses as a percentage of net sales for the fourth quarter increased to 7.9 percent compared to the prior year at 6.5 percent. For the fiscal year, these expenses increased to 8.0 percent of net sales from 7.0 percent in fiscal 2014. The Company incurred $40.4 million higher employee-related and $31.0 million higher advertising expenses in fiscal 2015 in addition to the added expenses related to the acquisition of Applegate during the fourth quarter and CytoSport for the fiscal year. Building upon double-digit growth in advertising in fiscal 2015, the Company plans a similar increase in advertising spend in fiscal 2016, with investments in key brands such as Hormel® REV® wraps, Hormel® Natural Choice® meats, Hormel® pepperoni, SKIPPY® peanut butter, the SPAM® family of products, Wholly Guacamole® dips, and Jennie-O® products later in the year, assuming bird supply normalizes as planned. As a percentage of net sales, the Company expects selling, general and administrative expenses to be approximately 8.0 percent in fiscal 2016.

Research and development expenses were $8.5 million and $32.0 million for the fiscal 2015 fourth quarter and year, respectively, compared to $7.5 million and $29.9 million in fiscal 2014.

Goodwill Impairment Charge: A goodwill impairment charge of $21.5 million was recorded in the fourth quarter of fiscal 2015 as the Company decided to sell a portion of DCB and classify it as held for sale.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $8.0 million and $23.9 million for the fiscal 2015 fourth quarter and year, respectively, compared to $5.7 million and $17.6 million last year. The increase for both the fourth quarter and fiscal 2015 is largely the result of improved earnings from the Company’s 50 percent owned MegaMex joint venture, reflecting the impact of incentive expenses on the Fresherized Foods acquisition recognized in the prior year.

The Company accounts for its majority-owned operations under the consolidation method. Investments in which the Company owns a minority interest, and for which there are no other indicators of control, are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the Consolidated Statements of Financial Position as investments in and receivables from affiliates. The composition of this line item at October 25, 2015, was as follows:

(in thousands)
Country	Investments/Receivables
United States	$200,110
Foreign	58,888
Total	$258,998

Income Taxes: The Company’s effective tax rate for the fiscal 2015 fourth quarter and year was 35.2 percent and 35.0 percent, respectively, compared to 34.1 percent and 34.3 percent, respectively, for the fourth quarter and year in fiscal 2014. The higher rate for the fourth quarter of fiscal 2015 is due to the impact of the goodwill impairment charge. Fiscal 2015 was also impacted by the unfavorable impact of the exit from international joint venture businesses. The Company expects the effective tax rate in fiscal 2016 to be approximately 34.0 percent.

Segment Results

Net sales and operating profits for each of the Company’s reportable segments are set forth below. The Company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, the Company does not represent that these segments, if operated independently, would report the operating profit and other financial information shown below. (Additional segment financial information can be found in Note P “Segment Reporting.”)

	Fourth Quarter Ended			Year Ended
	October 25,	October 26,		October 25,	October 26,
(in thousands)	2015	2014	% Change	2015	2014	% Change
Net Sales
Grocery Products	$ 422,570	$ 405,166	4.3	$1,617,680	$1,558,265	3.8
Refrigerated Foods	1,149,496	1,211,890	(5.1)	4,372,347	4,644,179	(5.9)
Jennie-O Turkey Store	420,312	509,980	(17.6)	1,635,776	1,672,452	(2.2)
Specialty Foods	269,887	277,559	(2.8)	1,103,359	907,120	21.6
International & Other	138,593	139,176	(0.4)	534,701	534,240	0.1
Total Net Sales	$2,400,858	$2,543,771	(5.6)	$9,263,863	$9,316,256	(0.6)
Segment Operating Profit
Grocery Products	$ 78,772	$ 50,051	57.4	$ 228,582	$ 195,064	17.2
Refrigerated Foods	111,287	87,296	27.5	424,968	338,020	25.7
Jennie-O Turkey Store	73,227	95,253	(23.1)	276,217	272,362	1.4
Specialty Foods	22,348	13,747	62.6	93,258	71,514	30.4
International & Other	23,300	22,629	3.0	78,318	84,745	(7.6)
Total Segment Operating Profit	308,934	268,976	14.9	1,101,343	961,705	14.5
Net interest and investment expense (income)	3,341	2,626	27.2	10,177	9,468	7.5
General corporate expense	16,649	6,192	168.9	35,199	33,434	5.3
Noncontrolling interest	212	584	(63.7)	1,176	3,349	(64.9)
Earnings Before Income Taxes	$ 289,156	$ 260,742	10.9	$1,057,143	$ 922,152	14.6

Grocery Products: Results for the Grocery Products segment compared to the prior year are as follows:

	Fourth Quarter Ended			Year Ended
	October 25,	October 26,		October 25,	October 26,
(in thousands)	2015	2014	% Change	2015	2014	% Change
Net sales	$422,570	$405,166	4.3	$1,617,680	$1,558,265	3.8
Tonnage (lbs.)	230,170	218,912	5.1	890,735	850,844	4.7
Segment profit	$ 78,772	$ 50,051	57.4	$ 228,582	$ 195,064	17.2

Additional MegaMex Foods products not included in the prior year contributed an incremental $26.4 million of net sales and 16.4 million lbs. for the fourth quarter, and $95.9 million of net sales and 64.4 million lbs. for the year in fiscal 2015. Strong sales of SKIPPY® peanut butter, Dinty Moore® stew, and Hormel® chili also contributed to the improved net sales results for the fourth quarter, offsetting sales declines of Hormel® Compleats® microwave meals.

Lower pork and beef input costs and improved manufacturing productivity drove segment profit results in the fourth quarter, as well as improved equity in earnings results. Segment profit results for the year in fiscal 2015 were impacted by charges totaling $10.5 million related to the closure of the Stockton, California manufacturing facility.

Looking ahead to fiscal 2016, the Company anticipates the Grocery Products segment to benefit from continued lower pork and beef input costs, especially as compared to the first half of fiscal 2015, along with positive sales trends for key product lines including Wholly Guacamole® dips, SKIPPY® peanut butter, and the SPAM® family of products.

Refrigerated Foods: Results for the Refrigerated Foods segment compared to the prior year are as follows:

	Fourth Quarter Ended			Year Ended
	October 25,	October 26,		October 25,	October 26,
(in thousands)	2015	2014	% Change	2015	2014	% Change
Net sales	$1,149,496	$ 1,211,890	(5.1)	$4,372,347	$ 4,644,179	(5.9)
Tonnage (lbs.)	601,857	587,862	2.4	2,368,804	2,351,898	0.7
Segment profit	$111,287	$ 87,296	27.5	$ 424,968	$ 338,020	25.7

The comparative results for the fourth quarter and fiscal year reflect the addition of Applegate acquired on July 13, 2015, contributing an incremental $80.4 million of net sales and 12.6 million lbs. for the fourth quarter and $92.8 million of net sales and 14.6 million lbs. for fiscal 2015.

Many of the Company’s value-added products enjoyed strong sales growth during the fourth quarter. On the retail side, sales gains were led by sales of Hormel® refrigerated entrees, Hormel® pepperoni, and Hormel Gatherings® party trays. Within foodservice, sales of Hormel® Fire Braised™ meats and Hormel® pizza toppings experienced gains for the quarter. Despite robust value-added sales, overall sales declined for the fourth quarter and fiscal year due to price reductions taken on certain items in light of lower pork markets compared to the record high pork markets in the prior year and the dissolution of the Precept Foods joint venture at the end of fiscal 2014. Tonnage was higher in fiscal 2015, as the impact of the Porcine Epidemic Diarrhea Virus (PEDv) in the industry reduced volumes processed through the Company’s harvest facilities in fiscal 2014.

Segment profit results for the fourth quarter were driven by strong results from Affiliated Foods, higher pork operating margins, and the addition of Applegate on July 13, 2015. Fiscal 2015 benefitted from lower input costs. For the full year, $9.0 million of transaction costs offset the results from Applegate.

Going into fiscal 2016, the Company is positioned to start the year with strong earnings momentum. The Company expects lower input costs to provide a benefit for the Company’s value-added businesses, offsetting modestly lower pork operating margins later in the year. While the Refrigerated Foods segment benefited from favorable market conditions in fiscal 2015, significant progress has been made in the Company’s efforts to improve product mix and drive sustainable margin improvements. The Company will also benefit from a full year of Applegate sales in fiscal 2016.

Jennie-O Turkey Store: Results for the Jennie-O Turkey Store (JOTS) segment compared to the prior year are as follows:

	Fourth Quarter Ended			Year Ended
	October 25,	October 26,		October 25,	October 26,
(in thousands)	2015	2014	% Change	2015	2014	% Change
Net sales	$420,312	$ 509,980	(17.6)	$1,635,776	$ 1,672,452	(2.2)
Tonnage (lbs.)	221,528	280,810	(21.1)	849,418	892,965	(4.9)
Segment profit	$ 73,227	$ 95,253	(23.1)	$ 276,217	$ 272,362	1.4

Both top and bottom-line results for the fourth quarter and fiscal 2015 were impacted by HPAI, as flocks lost earlier in the year created large volume shortfalls in operations and sales. Although JOTS was able to purchase some turkey meat to partially offset flock losses, turkey breast prices remained at a record high due to overall industry shortages. The strong value-added product sales enjoyed during the first half of the year along with second half price increases and controlled spending allowed JOTS to finish above last year in segment profit with lower volume and sales.

All of the farms previously impacted by HPAI have now been repopulated and the Company has not experienced any new outbreaks. JOTS continues to work closely with its customers to manage through turkey breast meat shortages. Operations management has made many adjustments and positioned JOTS to lessen any future impact to operations in the event the virus returns.

The Company expects JOTS to return to growth in the second half of fiscal 2016 if there are no significant recurrences of HPAI, benefiting from strong demand for branded Jennie-O® products and increased promotional support. Volumes will remain constrained in the early part of fiscal 2016 as the flock rebuilding process continues after the significant bird losses in the spring of fiscal 2015.

Specialty Foods: Results for the Specialty Foods segment compared to the prior year are as follows:

	Fourth Quarter Ended			Year Ended
	October 25,	October 26,		October 25,	October 26,
(in thousands)	2015	2014	% Change	2015	2014	% Change
Net sales	$269,887	$ 277,559	(2.8)	$1,103,359	$ 907,120	21.6
Tonnage (lbs.)	177,784	175,285	1.4	702,110	612,415	14.6
Segment profit	$ 22,348	$ 13,747	62.6	$ 93,258	$ 71,514	30.4

The comparative results for the fourth quarter and fiscal year reflect the addition of CytoSport acquired on August 11, 2014, which contributed an incremental $13.2 million of net sales and 5.5 million lbs. to top-line results for the fourth quarter and $237.8 million of net sales and 102.9 million lbs. for fiscal 2015. Full year sales benefited from the addition of Muscle Milk® protein nutrition products, but were unable to offset lower contract packaging sales in the fourth quarter.

Fourth quarter segment profit results reflect synergies captured within the CytoSport and Century Foods supply chain and a beneficial comparison to prior year CytoSport acquisition-related costs of $9.3 million. The Company has made the decision to explore the sale of a portion of DCB and has classified it as held for sale. The fair value of the net assets to be sold was determined utilizing a market participant bid along with internal valuations of the business. The Company recorded a goodwill impairment charge of $21.5 million for the assets held for sale, which was partially offset by an $8.9 million reduction to a contingent consideration liability related to the CytoSport acquisition.

The Company expects the Specialty Foods segment to deliver sales and profit increases through the growth of Muscle Milk® protein nutrition products in fiscal 2016.

International & Other: Results for the International & Other segment compared to the prior year are as follows:

	Fourth Quarter Ended			Year Ended
	October 25,	October 26,		October 25,	October 26,
(in thousands)	2015	2014	% Change	2015	2014	% Change
Net sales	$138,593	$ 139,176	(0.4)	$534,701	$ 534,240	0.1
Tonnage (lbs.)	76,953	73,585	4.6	298,421	292,790	1.9
Segment profit	$ 23,300	$ 22,629	3.0	$ 78,318	$ 84,745	(7.6)

Strong export sales of the SPAM® family of products and continued growth in China were offset by softer pork export sales in the fourth quarter. For fiscal 2015, robust performance from China and sales growth for SKIPPY® peanut butter products drove top-line results.

Fourth quarter segment profit results were driven by growth in our core product lines and strong results in China, as noted above, along with improved royalties. Profitability on pork exports remained significantly below the prior year. For the fiscal year, International & Other segment profits were negatively impacted by pork markets, port challenges experienced in the first half of the year, and charges of $9.5 million related to the exit from international joint venture businesses.

On March 16, 2015, the Company purchased the remaining 19.29% ownership interest in its Shanghai Hormel Foods Corporation joint venture from the minority partner Shanghai Shangshi Meat Products Co. Ltd., resulting in 100.0% ownership at the end of the second quarter.

Entering 2016, the Company expects the International & Other segment to achieve year-over-year improved results through increased sales of the SPAM® family of products and SKIPPY® peanut butter products, along with continued expansion in China. The Company’s new plant in Jiaxing, China is expected to be operational in the fall of 2016. Continued soft pork exports are expected in the near term, which will create challenging comparisons through at least the first half of fiscal year 2016.

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

Net interest and investment expense for the fourth quarter and fiscal year was a net expense of $3.3 million and $10.2 million, respectively, compared to a net expense of $2.6 million and $9.5 million for the comparable periods of fiscal 2014. The increased expense for the fourth quarter and fiscal year is primarily due to higher interest expense associated with Applegate-related debt. Interest expense for the fourth quarter was $3.8 million compared to $3.4 million in the fourth quarter of fiscal 2014, as the Company utilized short-term financing along with its revolving line of credit to fund the Applegate acquisition in the third quarter. Full year interest expense was $13.1 million for fiscal 2015, increasing slightly from $12.7 million in fiscal 2014. The Company expects interest expense to be approximately $14.0 million for fiscal 2016.

General corporate expense for the fourth quarter and year was $16.6 million and $35.2 million, respectively, compared to $6.2 million and $33.4 million for the comparable periods of the prior year. The higher expense for the fourth quarter reflects higher employee-related expenses and increased professional and legal fees. General corporate expense for the fiscal year was higher compared to last year, primarily the result of the fourth quarter expenses mentioned above.

Net earnings attributable to the Company’s noncontrolling interests were $0.2 million and $1.2 million for the 2015 fourth quarter and fiscal year, respectively, compared to $0.6 million and $3.3 million for the comparable periods of fiscal 2014.

FISCAL YEARS 2014 AND 2013:

Consolidated Results

Net Earnings: Net earnings attributable to the Company for the fourth quarter of fiscal 2014 were $171.3 million, an increase of 8.8 percent compared to earnings of $157.3 million for the same quarter of fiscal 2013. Diluted earnings per share were $0.63 compared to $0.58 for the same quarter of fiscal 2013. Net earnings attributable to the Company for fiscal 2014 increased 14.5 percent to $602.7 million, from $526.2 million in fiscal 2013. Diluted earnings per share for fiscal 2014 increased 14.4 percent to $2.23 compared to $1.95 per share in fiscal 2013.

Net Sales: Net sales for the fourth quarter of fiscal 2014 increased to $2.54 billion from $2.32 billion in the same quarter of fiscal 2013, an increase of 9.5 percent. Net sales for fiscal 2014 increased 6.5 percent to $9.32 billion compared to $8.75 billion in fiscal 2013. The Company’s Specialty Foods, International & Other, Jennie-O Turkey Store, and Refrigerated Foods reporting segments delivered sales growth in the fourth quarter compared to fiscal 2013. For the full year in fiscal 2014, growth was enjoyed by the International & Other, Refrigerated Foods, Jennie-O Turkey Store, and Grocery Products segments compared to fiscal 2013. Tonnage for the fourth quarter of fiscal 2014 increased 2.8 percent to 1.34 billion lbs. compared to 1.30 billion lbs. for the same period of fiscal 2013. Tonnage for fiscal 2014 increased 0.7 percent to 5.00 billion lbs. from 4.97 billion lbs. in fiscal 2013.

Net sales for fiscal 2014 were enhanced by the addition of CytoSport acquired on August 11, 2014, and the China based SKIPPY® peanut butter business acquired on November 26, 2013. On a combined basis, these acquisitions contributed an incremental $84.3 million of net sales and 39.6 million lbs. for the fourth quarter, and $102.5 million of net sales and 50.3 million lbs. for fiscal year 2014. Additionally, top-line comparative results for the year were impacted by the addition of the U.S. based SKIPPY® peanut butter business acquired on January 31, 2013. These sales contributed an incremental $86.5 million of net sales and 57.1 million lbs. to the top-line results for fiscal year 2014. Increased value-added sales within the Refrigerated Foods and Jennie-O Turkey Store segments also contributed to the top-line results for both the fourth quarter and fiscal year. Robust sales from China and pork export sales by the Company’s international business also provided notable growth throughout fiscal 2014. Tonnage increased for fiscal year 2014, as the Company successfully managed reduced volume through its harvest facilities in the third quarter, reflecting tight raw material supplies due to Porcine Epidemic Diarrhea Virus (PEDv) in the industry.

Cost of Products Sold: Cost of products sold for the fourth quarter of fiscal 2014 increased 9.4 percent to $2.12 billion compared to $1.94 billion in the fourth quarter of fiscal 2013, and increased 5.6 percent to $7.75 billion in fiscal 2014 compared to $7.34 billion in fiscal 2013. The higher cost for both the fourth quarter and fiscal year resulted from higher meat input costs due to the impact of PEDv on the Refrigerated Foods, Grocery Products, and International & Other segments. Results for the fourth quarter of fiscal 2014 also reflect a $4.5 million fair value inventory adjustment related to the CytoSport acquisition included in the Specialty Foods segment.

Gross Profit: Gross profit was $423.6 million and $1.56 billion for the 2014 fourth quarter and fiscal year, respectively, compared to $385.5 million and $1.41 billion in fiscal 2013. As a percentage of net sales, gross profit increased to 16.7 percent for the fourth quarter compared to 16.6 percent in fiscal 2013, and increased to 16.8 percent for the year compared to 16.1 percent in fiscal 2013. Strong performances from the Refrigerated Foods, Jennie-O Turkey Store, and International & Other segments offset lower margins in the Grocery Products and Specialty Foods segments for both the fourth quarter and fiscal year. Beneficial turkey commodity prices for the Jennie-O Turkey Store segment and strong pork operating margins for the Refrigerated Foods segment drove overall profit gains. In addition, continued growth of retail and foodservice value-added products benefited margins. Strong margins from the Company’s China operations and higher pork export sales and royalty income boosted margins for the International & Other segment. High meat input costs and related pricing actions negatively impacted margins and drove lower results in the Grocery Products segment. The Specialty Foods segment delivered lower margins in the fourth quarter of fiscal 2014 due to a fair value inventory adjustment of $4.5 million relating to the CytoSport acquisition. The fourth quarter 2013 expiration of the agreement allowing DCB to sell certain sugar substitutes into foodservice trade channels also impacted fiscal year comparisons. Additionally, shipping and handling expenses rose in all five of the Company’s segments for fiscal 2014.

Selling, General and Administrative: Selling, general and administrative expenses for the fourth quarter and fiscal year 2014 were $165.9 million and $650.9 million, respectively, compared to $147.4 million and $627.3 million in fiscal 2013. Selling, general and administrative expenses as a percentage of net sales for the fourth quarter of fiscal year 2014 increased to 6.5 percent compared to the prior year at 6.3 percent. For the 2014 fiscal year, these expenses decreased to 7.0 percent of net sales from 7.2 percent in fiscal 2013. The higher expense for the fourth quarter includes $4.8 million of transaction costs incurred related to the acquisition of CytoSport, reflected in the Specialty Foods segment. For fiscal year 2014, the Company incurred increased advertising and employee-related expenses, offset by transaction and transition costs related to the U.S. based SKIPPY® acquisition in the prior year.

Research and development expenses were $7.5 million and $29.9 million for the fiscal 2014 fourth quarter and year, respectively, compared to $7.2 million and $29.9 million in fiscal 2013.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $5.7 million and $17.6 million for the fiscal 2014 fourth quarter and year, respectively, compared to $2.1 million and $20.5 million in fiscal year 2013. The increase for the fourth quarter is a result of improved results from the Company’s 50 percent owned MegaMex joint venture, reflecting the impact of a larger incentive expense on the Fresherized Foods acquisition recognized in the prior year. In addition, overall improved results for the Company’s international joint ventures were noted for the fourth quarter of fiscal 2014, while the full year generated an overall decline for those operations as well as the MegaMex joint venture compared to the prior year.

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

(in thousands)
Country	Investments/Receivables
United States	$208,221
Foreign	56,230
Total	$264,451

Income Taxes: The Company’s effective tax rate for the fiscal 2014 fourth quarter and year was 34.1 percent and 34.3 percent, respectively, compared to 33.9 percent and 33.6 percent, respectively, for the fourth quarter and year in fiscal 2013. The higher rate for fiscal 2014 is due to the impact of net favorable adjustments and settlements with various state jurisdictions in fiscal 2013.

Segment Results

Net sales and operating profits for each of the Company’s reportable segments are set forth below. The Company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, the Company does not represent that these segments, if operated independently, would report the operating profit and other financial information shown below. (Additional segment financial information can be found in Note P “Segment Reporting.”)

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

Grocery Products: Grocery Products net sales decreased 3.4 percent for the fiscal 2014 fourth quarter and increased 2.7 percent for the year compared to fiscal 2013. Tonnage decreased 4.8 percent for the quarter and increased 3.3 percent for the year compared to fiscal 2013 results. The comparative results for fiscal 2014 reflect the addition of the SKIPPY® peanut butter business beginning in the second quarter of fiscal 2013. SKIPPY® products contributed an incremental $73.3 million of net sales and 49.1 million lbs. to the results for fiscal 2014.

Net sales for Grocery Products in the fourth quarter of fiscal 2014 were negatively impacted by lower tonnage in the canned meat portfolio due to pricing actions taken earlier in the year to partially offset higher commodity cost inputs. Softer sales of Hormel® chili and the Hormel® Compleats® line of microwave meals led to the fourth quarter decline. For fiscal 2014, sales gains for Hormel® bacon toppings and the Herdez® line of salsas and sauces within MegaMex offset lower sales of the Hormel® Compleats® line of microwave meals and the SPAM® family of products.

Segment profit for Grocery Products decreased 21.1 percent for the fourth quarter and 8.7 percent for fiscal 2014 compared to fiscal 2013. Profit results for the fourth quarter were hampered by high meat input costs and reduced volumes following related pricing actions. Partially offsetting the decrease were higher equity in earnings results from MegaMex in the fourth quarter, as fiscal 2013 included higher incentive expense on the Fresherized Foods acquisition. For fiscal 2014, improved margins of Hormel® bacon toppings and the Herdez® line of salsas and sauces within MegaMex were unable to offset the margin declines in products such as the SPAM® family of products, Hormel® chili, Hormel® Compleats® microwave meals, and Dinty Moore® stew.

Refrigerated Foods: Net sales for the Refrigerated Foods segment increased 9.4 percent for the fiscal 2014 fourth quarter and increased 9.2 percent for the year compared to fiscal 2013. Tonnage increased 0.6 percent for the fourth quarter and decreased 0.1 percent for fiscal 2014 compared to fiscal 2013 results. Tonnage remained relatively even with fiscal 2013, as the Company successfully managed the reduced volumes processed through its harvest facilities in the third quarter due to PEDv in the industry and its effect on raw material supplies.

Several value-added product lines within Refrigerated Foods grew during fiscal 2014. Top-line results were driven by double-digit sales growth within foodservice in both the fourth quarter and fiscal 2014. Several value-added products within foodservice delivered growth, led by sales of innovative Hormel® Fire Braised™ meats and Hormel® Bacon 1™ fully cooked bacon, along with continued robust sales of Hormel® fully cooked sausages. On the retail side, improved sales performance of Hormel® Black Label® bacon and Hormel® REV® wraps, along with the reformulation and packaging updates of Hormel® side dishes introduced just under a year ago, led to restored sales growth for the fiscal year. Additionally, Hormel® Black Label® bacon and Hormel Gatherings® party trays delivered sales gains in the fiscal 2014 fourth quarter.

Segment profit for Refrigerated Foods increased 9.9 percent in the fourth quarter and 45.3 percent for fiscal 2014, compared to fiscal 2013. Unusually high pork operating margins were a significant driver of the higher results for both the fourth quarter and fiscal 2014. Strong growth for retail and foodservice value-added products also boosted margins in fiscal 2014.

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the fiscal 2014 fourth quarter and year 2014 increased 10.9 percent and 4.4 percent, respectively, compared to fiscal 2013. Tonnage increased 6.6 percent for the fiscal 2014 fourth quarter and 0.1 percent for the year, compared to fiscal 2013 results. JOTS value-added products continued to deliver sales gains throughout the fourth quarter and fiscal year 2014. Retail sales of Jennie-O® lean ground turkey chubs and tray pack items experienced the greatest benefit from the Make The Switch® advertising campaign that started early in fiscal 2014 featuring ground turkey tacos. High commodity turkey prices also aided top-line growth. Total harvest volume increased during the fourth quarter and fiscal 2014 compared to fiscal 2013.

Segment profit for JOTS increased 45.3 percent for the fourth quarter and 22.6 percent for fiscal 2014, compared to fiscal 2013. Increased value-added volume, improved product mix, strategic price management, and record commodity pricing drove the improved segment profit performance compared to fiscal 2013. The positive comparison to fiscal 2013 reflects lower overall grain costs and higher commodity turkey meat prices. Value-added growth benefited from increased advertising expenses in fiscal 2014 with a renewed focus on the Make The Switch® advertising campaign. These profit gains offset lower live production performance and higher fuel expenses from the extended harsh winter experienced earlier in fiscal 2014.

Specialty Foods: Specialty Foods net sales increased 30.6 percent for the fiscal 2014 fourth quarter and decreased 2.7 percent for the year compared to fiscal 2013. Tonnage increased 14.5 percent for the quarter and decreased 4.9 percent for fiscal year 2014, compared to fiscal 2013 results. The comparative results reflect the addition of the newly acquired CytoSport beginning in the fourth quarter of fiscal 2014, contributing $73.5 million of net sales and 32.5 million lbs. to top-line results. Along with the addition of CytoSport sales, stronger canned meat sales for HSP led to the improved top-line performance for the fiscal 2014 fourth quarter. Sales declines for the full year were largely driven by the fourth quarter 2013 expiration of the agreement allowing DCB to sell certain sugar substitutes into foodservice trade channels, in addition to lower nutritional sales at Century Foods International (CFI). These declines were partially offset by improved sales of nutritional products for DCB and stronger canned meat sales for HSP.

Specialty Foods segment profit decreased 13.9 percent for the fourth quarter and 19.5 percent for fiscal 2014 compared to fiscal 2013. Declines in the fourth quarter of fiscal 2014 were largely driven by $9.3 million of transaction costs and fair value adjustments related to the CytoSport acquisition. For fiscal 2014, the shortfall was primarily driven by the expiration of the sugar substitute agreement noted above. High protein raw material costs also negatively impacted results in the fourth quarter of fiscal 2014 for HSP.

International & Other: International & Other net sales increased 12.9 percent for the fiscal 2014 fourth quarter and 19.2 percent for the year compared to fiscal 2013. Continued strong sales for the Company’s China operations and pork exports, along with the addition of the China based SKIPPY® peanut butter sales were the primary drivers of the top-line results for the fourth quarter of fiscal 2014. SKIPPY® products, including the U.S. based business acquired at the beginning of the second quarter of fiscal 2013, contributed an incremental $40.8 million of net sales and 25.0 million lbs. for the fiscal year comparison.

International & Other segment profit increased 2.5 percent and 18.5 percent for the fiscal 2014 fourth quarter and year, respectively, compared to fiscal 2013. Additional margins from China based SKIPPY® peanut butter sales and higher royalty income offset lower sales and margins on exports of the SPAM® family of products, as higher meat input costs pressured margins during the fourth quarter. Segment profit gains for fiscal 2014 were largely driven by robust margins for the Company’s China operations along with export sales of fresh pork items and improved royalty income.

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

Net interest and investment expense (income) for the fourth quarter and fiscal 2014 was a net expense of $2.6 million and $9.5 million, respectively, compared to a net expense of $0.6 million and $7.5 million for the comparable periods of fiscal 2013. The increased expense for the fourth quarter and fiscal year 2014 is primarily due to lower returns on the Company’s rabbi trust. Interest expense was $12.7 million for fiscal 2014, increasing slightly from $12.5 million in fiscal 2013, as the Company utilized its revolving line of credit to fund the CytoSport acquisition in the fourth quarter.

General corporate expense for the fourth quarter and fiscal 2014 was $6.2 million and $33.4 million, respectively, compared to $7.5 million and $26.7 million for the comparable periods of fiscal 2013. The lower expense for the fourth quarter reflects lower salary and pension related expenses compared to fiscal 2013. General corporate expense for fiscal 2014 was higher compared to fiscal 2013, primarily the result of a bad debt incurred in the third quarter.

Net earnings attributable to the Company’s noncontrolling interests were $0.6 million and $3.3 million for the fourth quarter and fiscal 2014, respectively, compared to $1.1 million and $3.9 million for the comparable periods of fiscal 2013. Precept Foods generated lower results for both the fourth quarter and full year of fiscal 2014 compared to fiscal 2013. This joint venture was dissolved at the end of fiscal year 2014. For fiscal 2014, these declines were partially offset by improved results from the Company’s China operations.

RELATED PARTY TRANSACTIONS

During the fourth quarter of fiscal 2015, the company purchased 400,000 shares of common stock from The Hormel Foundation at $62.32 per share, representing the average closing price for the three days of September 15, September 16, and September 17, 2015. Settlement took place on September 18, 2015.

The Company was not party to any other material related party transactions during fiscal years 2015, 2014, or 2013.

Liquidity and Capital Resources

Cash and cash equivalents were $347.2 million at the end of fiscal 2015 compared to $334.2 million at the end of fiscal 2014 and $434.0 million at the end of fiscal 2013.

During fiscal 2015, cash provided by operating activities was $992.0 million compared to $746.9 million in fiscal 2014 and $637.8 million in fiscal 2013. Continued higher earnings and net positive working capital changes largely generated the increase in fiscal 2015.

Cash used in investing activities increased to $900.9 million in fiscal 2015 from $616.8 million in fiscal 2014 and $691.1 million in fiscal 2013. Fiscal 2015 included $774.1 used to purchase Applegate Farms, LLC in the third quarter. The fourth quarter of fiscal 2014 included $424.3 million used to purchase CytoSport Holdings, Inc. and fiscal 2014 included $41.9 million used to purchase the China based SKIPPY® peanut butter business in Weifang, China from Unilever United States Inc. Fiscal 2013 included $665.4 million used to acquire the U.S. based SKIPPY® peanut butter business. In anticipation of that purchase, the Company liquidated its marketable securities portfolio at the end of the first quarter of fiscal 2013, which generated $77.6 million in cash. Capital expenditures in fiscal 2015 decreased to $144.1 million, from $159.1 million in 2014 and increased from $106.8 million in 2013. The primary reason for lower capital expenditures in fiscal 2015 compared to fiscal 2014 was the Company’s decision to delay the addition of capacity at JOTS in the face of the lower turkey supply in fiscal 2015 due to the impacts of HPAI. Capital expenditures for fiscal 2016 are estimated to be approximately $250.0 million as several projects in process during fiscal 2015 will be completed, including construction of the Company’s new plant in Jiaxing, China.

Cash used in financing activities was $70.6 million in fiscal 2015 compared to $229.4 million in fiscal 2014 and $195.5 million in fiscal 2013. In the third quarter of fiscal 2015, in connection with the purchase of Applegate, the Company borrowed $300.0 million under a term loan facility and $50.0 million under a revolving credit facility, of which $165.0 million was paid down in the fourth quarter. On March 16, 2015, the Company purchased the remaining 19.29% ownership interest in its Shanghai Hormel Foods Corporation joint venture from the minority partner Shanghai Shangshi Meat Products Co. Ltd., resulting in 100.0% ownership at the end of the second quarter. The interest was purchased with $11.7 million in cash, along with the transfer of land use rights and buildings held by the joint venture.

The Company used $24.9 million for common stock repurchases during fiscal 2015, compared to $58.9 million in fiscal 2014 and $70.8 million in fiscal 2013. During fiscal year 2015, 0.4 million shares were repurchased from The Hormel Foundation at the average closing price for the three days of September 15, September 16, and September 17, 2015, or $62.32. On January 29, 2013, the Company’s Board of Directors had authorized the repurchase of 10.0 million shares of its common stock with no expiration date. As of the end of fiscal 2015, there were 7.8 million shares remaining for repurchase under that authorization.

Cash dividends paid to the Company’s shareholders continues to be an ongoing financing activity for the Company, with $250.8 million in dividends paid in fiscal 2015, compared to $203.2 million in the fiscal 2014 and $174.3 million in fiscal 2013. The dividend rate was $1.00 per share in 2015, which reflected a 25.0 percent increase over the fiscal 2014 rate of $0.80 per share. The Company has paid dividends for 349 consecutive quarters and expects to continue doing so in the future. The annual dividend rate for fiscal 2016 was increased 16.0 percent to $1.16 per share, representing the 50th consecutive annual dividend increase.

Cash flows from operating activities continue to provide the Company with its principal source of liquidity. The Company does not anticipate a significant risk to cash flows from this source in the foreseeable future because the Company operates in a relatively stable industry and has strong brands across many product lines.

The Company takes pride in its legacy of increasing the dividend returned to shareholders year-after-year. The Company remains focused on growing the business through supporting innovation to drive organic growth, along with strategic acquisitions. Reinvesting in the business is a top priority, with employee safety and food safety taking top priority. Capital spending to enhance and expand current operations will also be a significant cash outflow in fiscal 2016.

Contractual Obligations and Commercial Commitments

The following table outlines the Company’s future contractual financial obligations as of October 25, 2015 (for additional information regarding these obligations, see Note F “Long-term Debt and Other Borrowing Arrangements” and Note N “Commitments and Contingencies”):

	Payments Due by Periods
		Less Than			More Than
Contractual Obligations (in thousands)	Total	1 Year	1-3 Years	3-5 Years	5 Years
Purchase obligations:
Hog and turkey commitments(1)	$3,998,937	$1,339,771	$1,633,961	$763,452	$261,753
Grain commitments(1)	79,900	79,387	434	79	–
Turkey grow-out contracts(2)	66,012	8,019	14,095	12,141	31,757
Other(3)	587,063	518,158	55,314	4,725	8,866
Current and Long-term debt	435,000	185,000	–	–	250,000
Interest payments on long-term debt	58,097	11,691	20,625	20,625	5,156
Capital expenditures(4)	254,252	216,750	24,102	13,400	–
Leases	35,194	11,250	10,627	6,579	6,738
Other long-term liabilities(5) (6)	64,446	5,056	8,540	7,089	43,761
Total Contractual Cash Obligations	$5,578,901	$2,375,082	$1,767,698	$828,090	$608,031

(1) In the normal course of business, the Company commits to purchase fixed quantities of livestock and grain from producers to ensure a steady supply of production inputs. Certain of these contracts are based on market prices at the time of delivery, for which the Company has estimated the purchase commitment using current market prices as of October 25, 2015. The Company also utilizes various hedging programs to manage the price risk associated with these commitments. As of October 25, 2015, these hedging programs result in a net decrease of $6.5 million in future cash payments associated with the purchase commitments, which is not reflected in the table above.

(2)The Company also utilizes grow-out contracts with independent farmers to raise turkeys for the Company. Under these contracts, the turkeys, feed, and other supplies are owned by the Company. The farmers provide the required labor and facilities, and receive a fee per pound when the turkeys are delivered. Some of the facilities are sub-leased by the Company to the independent farmers. As of October 25, 2015, the Company had approximately 90 active contracts ranging from two to twenty-five years in duration. The grow-out activity is assumed to continue through the term of these active contracts, and amounts in the table represent the Company’s obligation based on turkeys expected to be delivered from these farmers.

(3)Amounts presented for other purchase obligations represent all known open purchase orders and all known contracts exceeding $1.0 million, related to the procurement of raw materials, supplies, and various services. The Company primarily purchases goods and services on an as-needed basis. Therefore, the amounts in the table represent only a portion of expected future cash expenditures.

(4)Amounts presented for capital expenditures represent only the Company’s current commitments to complete construction in progress at various locations. The Company estimates total capital expenditures for fiscal year 2016 to be approximately $250.0 million.

(5)Other long-term liabilities represent payments under the Company’s deferred compensation plans. Excluded from the table above are payments under the Company’s defined benefit pension and other post-retirement benefit plans. (See estimated benefit payments for the next ten fiscal years in Note G “Pension and Other Post-retirement Benefits.”)

(6)As discussed in Note K “Income Taxes,” the total liability for unrecognized tax benefits, including interest and penalties, at October 25, 2015, was $24.6 million, which is not included in the table above as the ultimate amount or timing of settlement of the Company’s reserves for income taxes cannot be reasonably estimated.

In addition to the commitments set forth in the above table, at October 25, 2015, the Company had $44.1 million in standby letters of credit issued on behalf of the Company. The standby letters of credit are primarily related to the Company’s self-insured workers compensation programs.

The Company believes its financial resources, including a revolving credit facility for $400.0 million and anticipated funds from operations, will be adequate to meet all current commitments.

Off-Balance Sheet Arrangements

As of October 25, 2015, the Company had $44.1 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the Company’s self-insured workers compensation programs. However, that amount also includes revocable standby letters of credit totaling $4.0 million for obligations of an affiliated party that may arise under workers compensation claims. Letters of credit are not reflected in the Company’s Consolidated Statements of Financial Position.

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

The supply of natural and organic protein may impact the Company’s ability to ensure a continuing supply of these products.

International trade barriers and other restrictions could result in less foreign demand and increased domestic supply of proteins which could lower prices.

Outbreaks of disease among livestock and poultry flocks could harm the Company’s revenues and operating margins. The Company is subject to risks associated with the outbreak of disease in pork and beef livestock, and poultry flocks, including Bovine Spongiform Encephalopathy (BSE), pneu-mo-virus, Porcine Circovirus 2 (PCV2), Porcine Reproduction

& Respiratory Syndrome (PRRS), Foot-and-Mouth Disease (FMD), Porcine Epidemic Diarrhea Virus (PEDv), and Highly Pathogenic Avian Influenza (HPAI). The outbreak of disease could adversely affect the Company’s supply of raw materials, increase the cost of production, reduce utilization of the Company’s harvest facilities, and reduce operating margins. Additionally, the outbreak of disease may hinder the Company’s ability to market and sell products both domestically and internationally. Most recently, HPAI has impacted the Company’s Jennie-O Turkey Store operations and several of the Company’s independent turkey suppliers. The impact of HPAI in the industry will reduce volume through the Company’s turkey facilities through the first part of fiscal 2016. The Company has developed business continuity plans for various disease scenarios and will continue to update these plans as necessary. There can be no assurance given, however, that these plans will be effective in eliminating the negative effects of any such diseases on the Company’s operating results.

Market demand for the Company’s products may fluctuate.

The Company faces competition from producers of alternative meats and protein sources, including pork, beef, turkey, chicken, fish, peanut butter, and whey. The bases on which the Company competes include:

•         price;

•         product quality and attributes;

•         brand identification;

•         breadth of product line; and

•         customer service.

Demand for the Company’s products is also affected by competitors’ promotional spending, the effectiveness of the Company’s advertising and marketing programs, and consumer perceptions. Trends within the food industry change often, and failure to identify and react to changes in these trends could lead to, among other things, reduced demand and price reductions for the Company’s brands and products. The Company may be unable to compete successfully on any or all of these bases in the future.

The Company’s operations are subject to the general risks associated with acquisitions. The Company has made several acquisitions in recent years, most recently the acquisitions of Applegate Farms, LLC and CytoSport Holdings, Inc., and regularly reviews opportunities for strategic growth through acquisitions. Potential risks associated with acquisitions include the inability to integrate new operations successfully, the diversion of management’s attention from other business concerns, the potential loss of key employees and customers of the acquired companies, the possible assumption of unknown liabilities, potential disputes with the sellers, potential impairment charges if purchase assumptions are not achieved or market conditions decline, and the inherent risks in entering markets or lines of business in which the Company has limited or no prior experience. Any or all of these risks could impact the Company’s financial results and business reputation. In addition, acquisitions outside the United States may present unique challenges and increase the Company’s exposure to the risks associated with foreign operations.

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

Deterioration of labor relations or increases in labor costs could harm the Company’s business. As of October 25, 2015, the Company had approximately 20,700 employees worldwide, of which approximately 5,500 were represented by labor unions, principally the United Food and Commercial Workers’ Union. A significant increase in labor costs or a deterioration of labor relations at any of the Company’s facilities or contracted hog processing facilities that results in work slowdowns or stoppages could harm the Company’s financial results. Union contracts at the Company’s facilities in Knoxville, Iowa and Vernon, California will expire during fiscal 2016, covering a combined total of approximately 1,200 employees. Negotiations at these facilities have not yet been initiated.

Quantitative and Qualitative Disclosure About Market Risks

Hog Markets: The Company’s earnings are affected by fluctuations in the live hog market. To minimize the impact on earnings, and to ensure a steady supply of quality hogs, the Company has entered into contracts with producers for the purchase of hogs at formula-based prices over periods of up to 10 years. Purchased hogs under contract accounted for 94 percent of the total hogs purchased by the Company in both fiscal 2015 and 2014. The majority of these contracts use market-based formulas based on hog futures, hog primal values, or industry reported hog markets. Other contracts use a formula based on the cost of production, which can fluctuate independently from hog markets. Under normal, long-term market conditions, changes in the cash hog market are offset by proportional changes in primal values. Therefore, a hypothetical 10 percent change in the cash hog market would have had an immaterial effect on the Company’s results of operations.

Certain procurement contracts allow for future hog deliveries (firm commitments) to be forward priced. The Company generally hedges these firm commitments by using hog futures contracts. These futures contracts are designated and accounted for as fair value hedges. The change in the market value of such futures contracts is highly effective at offsetting changes in price movements of the hedged item, and the Company evaluates the effectiveness of the contracts at least quarterly. Changes in the fair value of the futures contracts, along with the gain or loss on the firm commitment, are marked-to-market through earnings and are recorded on the Consolidated Statements of Financial Position as a current asset and liability, respectively. The fair value of the Company’s open futures contracts as of October 25, 2015, was $1.2 million compared to $0.6 million as of October 26, 2014.

The Company measures its market risk exposure on its hog futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in market prices. A 10 percent increase in market prices would have negatively impacted the fair value of the Company’s October 25, 2015 open contracts by $3.0 million, which in turn would lower the Company’s future cost of purchased hogs by a similar amount.

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

To reduce the Company’s exposure to changes in grain prices, the Company utilizes a hedge program to offset the fluctuation in the Company’s future direct grain purchases. This program currently utilizes corn futures for JOTS, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value with an unrealized loss of ($2.9) million, before tax, on the Consolidated Statements of Financial Position as of October 25, 2015, compared to an unrealized loss of $(11.3) million, before tax, as of October 26, 2014.

The Company measures its market risk exposure on its grain futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for grain. A 10 percent decrease in the market price for grain would have negatively impacted the fair value of the Company’s October 25, 2015, open grain contracts by $8.0 million, which in turn would lower the Company’s future cost on purchased grain by a similar amount.

Long-Term Debt: A principal market risk affecting the Company is the exposure to changes in interest rates on the Company’s fixed-rate, long-term debt. Market risk for fixed-rate, long-term debt is estimated as the potential increase in fair value, resulting from a hypothetical 10 percent decrease in interest rates, and amounts to approximately $3.6 million. The fair value of the Company’s long-term debt was estimated using discounted future cash flows based on the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Investments: The Company holds trading securities as part of a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans. As of October 25, 2015, the balance of these securities totaled $119.7 million. A majority of these securities represent fixed income funds. The Company is subject to market risk due to fluctuations in the value of the remaining investments, as unrealized gains and losses associated with these securities are included in the Company’s net earnings on a mark-to-market basis. A 10 percent decline in the value of the investments not held in fixed income funds would have a direct negative impact to the Company’s pretax earnings of approximately $3.9 million, while a 10 percent increase in value would have a positive impact of the same amount.

International: The fair values of certain Company assets are subject to fluctuations in foreign currencies. The Company’s net asset position in foreign currencies as of October 25, 2015, was $277.5 million, compared to $214.8 million as of October 26, 2014, with most of the exposure existing in Chinese yuan and Philippine pesos. Changes in currency exchange rates impact the fair values of Company assets either currently through the Consolidated Statements of Operations as currency gains/losses, or by affecting other comprehensive loss.

The Company measures its foreign currency exchange risk by using a 10 percent sensitivity analysis on the Company’s primary foreign net asset position, the Chinese yuan, as of October 25, 2015. A 10 percent strengthening in the value of the yuan relative to the U.S. dollar would result in other comprehensive income of approximately $19.6 million pretax. A 10 percent weakening in the value of the yuan relative to the U.S. dollar would result in other comprehensive loss of approximately $16.0 million pretax.

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

Management’s Report on Internal Control Over Financial Reporting

Management of Hormel Foods Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards. Under the supervision, and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on our evaluation under the framework in Internal Control – Integrated Framework, we concluded that our internal control over financial reporting was effective as of October 25, 2015. Our internal control over financial reporting as of October 25, 2015, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Jeffrey M. Ettinger	Jody H. Feragen
Chairman of the Board,	Executive Vice President,
Chief Executive Officer,	Chief Financial Officer,
and Director	and Director

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders Hormel Foods Corporation

We have audited Hormel Foods Corporation’s internal control over financial reporting as of October 25, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). Hormel Foods Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management entitled Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Hormel Foods Corporation maintained, in all material respects, effective internal control over financial reporting as of October 25, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Hormel Foods Corporation at October 25, 2015 and October 26, 2014 and the related statements of operations, comprehensive income, changes in shareholders’ investment and cash flows for each of the three years in the period ended October 25, 2015 and our report dated December 16, 2015 expressed an unqualified opinion thereon.

Minneapolis, Minnesota
December 16, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders Hormel Foods Corporation

We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 25, 2015 and October 26, 2014 and the related consolidated statements of operations, comprehensive income, changes in shareholders’ investment, and cash flows for each of the three years in the period ended October 25, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 25, 2015 and October 26, 2014 and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 25, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hormel Foods Corporation’s internal control over financial reporting as of October 25, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated December 16, 2015 expressed an unqualified opinion thereon.

Minneapolis, Minnesota
December 16, 2015

Consolidated Statements of Financial Position

	October 25,	October 26,
(in thousands, except share and per share amounts)	2015	2014

Assets
Current Assets
Cash and cash equivalents	$ 347,239	$ 334,174
Accounts receivable (net of allowance for doubtful accounts of $4,086 at October 25, 2015, and $4,050 at October 26, 2014)	605,689	609,526
Inventories	993,265	1,054,552
Income taxes receivable	6,132	25,678
Deferred income taxes	86,902	86,853
Prepaid expenses	14,383	15,250
Other current assets	9,422	6,738
Total Current Assets	2,063,032	2,132,771
Deferred Income Taxes	–	–
Goodwill	1,699,484	1,226,406
Other Intangibles	827,219	554,890
Pension Assets	132,861	130,284
Investments in and Receivables from Affiliates	258,998	264,451
Other Assets	146,498	145,050
Property, Plant and Equipment
Land	71,192	61,809
Buildings	815,643	803,722
Equipment	1,679,100	1,597,044
Construction in progress	79,964	119,657
	2,645,899	2,582,232
Less allowance for depreciation	(1,634,160)	(1,580,465)
	1,011,739	1,001,767
Total Assets	$ 6,139,831	$ 5,455,619
Liabilities and Shareholders’ Investment
Current Liabilities
Accounts payable	$ 495,317	$ 484,042
Short-term debt	185,000	–
Accrued expenses	71,777	76,836
Accrued workers compensation	37,009	35,406
Accrued marketing expenses	119,153	89,561
Employee related expenses	232,309	209,874
Taxes payable	6,764	5,507
Interest and dividends payable	66,696	53,466
Total Current Liabilities	1,214,025	954,692
Long-Term Debt — less current maturities	250,000	250,000
Pension and Post-Retirement Benefits	509,261	502,693
Other Long-Term Liabilities	101,056	112,176
Deferred Income Taxes	64,096	24,002

Shareholders’ Investment
Preferred stock, par value $0.01 a share — authorized 160,000,000 shares; issued — none
Common stock, nonvoting, par value $0.01 a share — authorized 400,000,000 shares; issued — none
Common stock, par value $0.0293 a share — authorized 800,000,000 shares; issued 264,205,814 shares October 25, 2015 issued 263,613,201 shares October 26, 2014	7,741	7,724
Additional paid-in capital	–	–
Accumulated other comprehensive loss	(225,668)	(207,700)
Retained earnings	4,216,125	3,805,654
Hormel Foods Corporation Shareholders’ Investment	3,998,198	3,605,678
Noncontrolling Interest	3,195	6,378
Total Shareholders’ Investment	4,001,393	3,612,056
Total Liabilities and Shareholders’ Investment	$ 6,139,831	$ 5,455,619

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

	Fiscal Year Ended
	October 25,	October 26,	October 27,
(in thousands, except per share amounts)	2015	2014	2013
Net sales	$9,263,863	$9,316,256	$8,751,654
Cost of products sold	7,455,282	7,751,273	7,338,838
Gross Profit	1,808,581	1,564,983	1,412,816
Selling, general and administrative	743,611	650,948	627,340
Goodwill impairment charge	21,537	–	–
Equity in earnings of affiliates	23,887	17,585	20,513
Operating Income	1,067,320	931,620	805,989
Other income and expense:
Interest and investment income (loss)	2,934	3,236	4,971
Interest expense	(13,111)	(12,704)	(12,453)
Earnings Before Income Taxes	1,057,143	922,152	798,507
Provision for income taxes	369,879	316,126	268,431
Net Earnings	687,264	606,026	530,076
Less: Net earnings attributable to noncontrolling interest	1,176	3,349	3,865
Net Earnings Attributable to Hormel Foods Corporation	$ 686,088	$ 602,677	$ 526,211
Net Earnings Per Share:
Basic	$ 2.60	$ 2.28	$ 1.99
Diluted	$ 2.54	$ 2.23	$ 1.95
Weighted-Average Shares Outstanding:
Basic	264,072	263,812	264,317
Diluted	270,501	270,216	270,224

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	Fiscal Year Ended
	October 25,	October 26,	October 27,
(in thousands)	2015	2014	2013
Net earnings	$ 687,264	$ 606,026	$ 530,076
Other comprehensive income (loss), net of tax:
Foreign currency translation	(7,135)	(1,921)	(2,820)
Pension and other benefits	(21,280)	(52,985)	192,464
Deferred hedging	9,823	(3,590)	(15,085)
Total Other Comprehensive Income (Loss)	(18,592)	(58,496)	174,559
Comprehensive income	668,672	547,530	704,635
Less: Comprehensive income attributable to noncontrolling interest	947	3,339	4,069
Comprehensive Income Attributable to Hormel Foods Corporation	$ 667,725	$ 544,191	$ 700,566

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders’ Investment

	Hormel Foods Corporation Shareholders
							Accumulated
					Additional		Other	Non-	Total
(in thousands,	Common Stock		Treasury Stock		Paid-In	Retained	Comprehensive	controlling	Shareholders’
except per share amounts)	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Interest	Investment
Balance at October 28, 2012	263,044	$7,707	–	$–	$–	$ 3,135,317	$ (323,569)	$ 5,470	$ 2,824,925

Net earnings						526,211		3,865	530,076
Other comprehensive (loss) income							174,355	204	174,559
Purchases of common stock			(1,745)	(70,819)					(70,819)
Stock-based compensation expense					17,596				17,596
Exercise of stock options/nonvested shares	2,359	69			23,955				24,024
Shares retired	(1,745)	(51)	1,745	70,819	(41,551)	(29,217)			–
Distribution to noncontrolling interest								(4,000)	(4,000)
Declared cash dividends — $0.68 per share						(179,782)			(179,782)

Balance at October 27, 2013	263,658	$7,725	–	$–	$–	$ 3,452,529	$ (149,214)	$ 5,539	$ 3,316,579

Net earnings						602,677		3,349	606,026
Other comprehensive (loss) income							(58,486)	(10)	(58,496)
Purchases of common stock			(1,257)	(58,937)					(58,937)
Stock-based compensation expense		1			14,392				14,393
Exercise of stock options/nonvested shares	1,212	35			6,068				6,103
Shares retired	(1,257)	(37)	1,257	58,937	(20,460)	(38,440)			–
Distribution to noncontrolling interest								(2,500)	(2,500)
Declared cash dividends — $0.80 per share						(211,112)			(211,112)
Balance at October 26, 2014	263,613	$7,724	–	$–	$–	$ 3,805,654	$ (207,700)	$ 6,378	$ 3,612,056

Net earnings						686,088		1,176	687,264
Other comprehensive (loss) income							(18,363)	(229)	(18,592)
Purchases of common stock			(400)	(24,928)					(24,928)
Stock-based compensation expense		1			15,716				15,717
Exercise of stock options/nonvested shares	993	28			9,527				9,555
Purchase of additional ownership from noncontrolling interest					(11,881)		395	(2,549)	(14,035)
Shares retired	(400)	(12)	400	24,928	(13,362)	(11,554)			–
Distribution to noncontrolling interest								(1,581)	(1,581)
Declared cash dividends — $1.00 per share						(264,063)			264,063)
Balance at October 25, 2015	264,206	$7,741	–	$–	$–	$4,216,125	$(225,668)	$ 3,195	$4,001,393

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
(in thousands)	October 25, 2015	October 26, 2014	October 27, 2013

Operating Activities
Net earnings	$ 687,264	$ 606,026	$ 530,076
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	125,292	120,692	115,371
Amortization of intangibles	8,142	9,352	9,479
Goodwill impairment charge	21,537	–	–
Equity in earnings of affiliates, net of dividends	13,438	5,246	13,507
Provision for deferred income taxes	19,979	9,800	1,067
Gain on property/equipment sales and plant facilities	(5,240)	(1,667)	(2,127)
Non-cash investment activities	(847)	(1,387)	(2,705)
Stock-based compensation expense	15,717	14,393	17,596
Excess tax benefit from stock-based compensation	(22,950)	(24,700)	(23,406)
Other	–	–	963
Changes in operating assets and liabilities, net of acquisitions:
Decrease (increase) in accounts receivable	22,451	(20,486)	(44,459)
Decrease (increase) in inventories	82,437	(21,645)	31,699
Decrease (increase) in prepaid expenses and other current assets	62,635	11,592	(9,792)
(Decrease) increase in pension and post-retirement benefits	(28,999)	(32,644)	11,283
(Decrease) increase in accounts payable and accrued expenses	(7,429)	72,307	(10,747)
Other	(1,435)	–	–
Net Cash Provided by Operating Activities	991,992	746,879	637,805
Investing Activities
Net sale of trading securities	–	–	77,558
Acquisitions of businesses/intangibles	(770,587)	(466,204)	(665,415)
Purchases of property/equipment	(144,063)	(159,138)	(106,762)
Proceeds from sales of property/equipment	18,501	10,285	10,164
(Increase) decrease in investments, equity in affiliates, and other assets	(4,798)	(1,718)	(6,619)
Net Cash Used in Investing Activities	(900,947)	(616,775)	(691,074)
Financing Activities
Proceeds from short-term debt	350,000	115,000	25,000
Principal payments on short-term debt	(165,000)	(115,000)	(25,000)
Dividends paid on common stock	(250,834)	(203,156)	(174,320)
Share repurchase	(24,928)	(58,937)	(70,819)
Proceeds from exercise of stock options	10,468	10,523	30,212
Excess tax benefit from stock-based compensation	22,950	24,700	23,406
Distribution to noncontrolling interest	(1,581)	(2,500)	(4,000)
Payments to noncontrolling interest	(11,702)	–	–
Net Cash Used in Financing Activities	(70,627)	(229,370)	(195,521)
Effect of Exchange Rate Changes on Cash	(7,353)	(574)	416
Increase (Decrease) in Cash and Cash Equivalents	13,065	(99,840)	(248,374)
Cash and cash equivalents at beginning of year	334,174	434,014	682,388
Cash and Cash Equivalents at End of Year	$ 347,239	$ 334,174	$ 434,014

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements October 25, 2015

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

Fiscal Year: The Company’s fiscal year ends on the last Sunday in October. Fiscal years 2015, 2014, and 2013 consisted of 52 weeks. Fiscal year 2016 will consist of 53 weeks.

Subsequent Event: On November 25, 2015, subsequent to the end of the fiscal year, the Company announced that its Board of Directors authorized a two-for-one split of the Company’s common stock. Stockholder approval of the stock split is required during the Company’s Annual Meeting to be held on January 26, 2016.

Cash and Cash Equivalents: The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The Company’s cash equivalents as of October 25, 2015, and October 26, 2014, consisted primarily of bank deposits, money market funds rated AAA, or other highly liquid investment accounts.

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

See additional discussion regarding the Company’s fair value measurements in Notes G, H, and M.

Investments: The Company maintains a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans, which is included in other assets on the Consolidated Statements of Financial Position. The securities held by the trust are classified as trading securities and consist mainly of fixed return investments. Therefore, unrealized gains and losses associated with these investments are included in the Company’s earnings. Securities held by the trust generated gains of $2.4 million, $2.9 million, and $4.6 million for fiscal years 2015, 2014, and 2013, respectively.

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

Goodwill and Other Indefinite-Lived Intangibles: Indefinite-lived intangible assets are originally recorded at their estimated fair values at date of acquisition and the residual of the purchase price is recorded to goodwill. Goodwill and other indefinite-lived intangible assets are allocated to reporting units that will receive the related sales and income. Goodwill and indefinite-lived intangible assets are tested annually for impairment, or more frequently if impairment indicators arise.

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

In conducting the initial qualitative assessment, the Company analyzes actual and projected growth trends for net sales, gross margin, and segment profit for each reporting unit, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, the Company assesses critical areas that may impact its business, including macroeconomic conditions and the related impact, market related exposures, any plans to market all or a portion of their business, competitive changes, new or discontinued product lines, changes in key personnel, or any other potential risks to their projected financial results.

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

During fiscal years 2015, 2014, and 2013, as a result of the qualitative testing performed, no impairment charges were recorded other than for the Company’s assets held for sale in fiscal year 2015. See additional discussion regarding the Company’s assets held for sale in Note E.

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

Based on the qualitative assessment conducted in fiscal year 2015, performance of the quantitative test was not required for any of the Company’s indefinite-lived intangible assets. No impairment charges were recorded for indefinite-lived intangible assets for fiscal years 2015, 2014, or 2013.

Impairment of Long-lived Assets and Definite-Lived Intangible Assets: Definite-lived intangible assets are amortized over their estimated useful lives. The Company reviews long-lived assets and definite-lived intangible assets for impairment annually, or more frequently when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value. No material write-downs were recorded in fiscal years 2015, 2014, or 2013.

Assets Held For Sale: The Company classifies assets as held for sale when management approves and commits to a formal plan of sale with the expectation the sale will be completed within one year. The net assets of the business held for sale are then recorded at the lower of their current carrying value or the fair market value, less costs to sell. See additional discussion regarding the Company’s assets held for sale in Note E.

Employee Benefit Plans: The Company has elected to use the corridor approach to recognize expenses related to its defined benefit pension and post-retirement benefit plans. Under the corridor approach, actuarial gains or losses resulting from experience different from that assumed and from changes in assumptions are deferred and amortized over future periods. For the defined benefit pension plans, the unrecognized gains and losses are amortized when the net gain or loss exceeds 10.0% of the greater of the projected benefit obligation or the fair value of plan assets at the beginning of the year. For the post-retirement plan, the unrecognized gains and losses are amortized when the net gain or loss exceeds 10.0% of the accumulated pension benefit obligation at the beginning of the year. For plans with active employees, net gains or losses in excess of the corridor are amortized over the average remaining service period of participating employees expected to receive benefits under those plans. For plans with only retiree participants, net gains or losses in excess of the corridor are amortized over the average remaining life of the retirees receiving benefits under those plans.

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

Derivatives and Hedging Activity: The Company uses commodity and currency positions to manage its exposure to price fluctuations in those markets. The contracts are recorded at fair value on the Consolidated Statements of Financial Position within other current assets or accounts payable. Additional information on hedging activities is presented in Note H.

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

The Company regularly monitors and evaluates the fair value of our equity investments. If events and circumstances indicate that a decline in the fair value of these assets has occurred and is other than temporary, the Company will record a charge in equity in earnings of affiliates in the Consolidated Statements of Operations. The Company’s equity investments do not have a readily determinable fair value as none of them are publicly traded. The fair values of the Company’s private equity investments are determined by discounting the estimated future cash flows of each entity. These cash flow estimates include assumptions on growth rates and future currency exchange rates (Level 3). Excluding charges related to the exit from international joint venture businesses in fiscal year 2015, there were no other charges on any of the Company’s equity investments in fiscal years 2015, 2014, or 2013.

See additional discussion regarding the Company’s equity method investments in Note I.

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

Advertising Expenses: Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with samples, demonstrations, and market research. Advertising costs for fiscal years 2015, 2014, and 2013 were $145.3 million, $114.4 million, and $89.9 million, respectively.

Shipping and Handling Costs: The Company’s shipping and handling expenses are included in cost of products sold.

Research and Development Expenses: Research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Research and development expenses incurred for fiscal years 2015, 2014, and 2013 were $32.0 million, $29.9 million, and $29.9 million, respectively.

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

Employee Stock Options: The Company records stock-based compensation expense in accordance with ASC 718, Compensation – Stock Compensation. For options subject to graded vesting, the Company recognizes stock-based compensation expense ratably over the shorter of the vesting period or requisite service period. Stock-based compensation expense for grants made to retirement-eligible employees is recognized on the date of grant.

Share Repurchases: During fiscal year 2013, 1.2 million shares were purchased as part of a 2010 program at an average price of $39.67, fully depleting that program.

On January 29, 2013, the Company’s Board of Directors authorized the repurchase 10.0 million shares of its common stock with no expiration date. During fiscal year 2015, 0.4 million shares were repurchased from The Hormel Foundation under this authorization at the average closing price for the three days of September 15, September 16, and September 17, 2015, or $62.32. During fiscal year 2014, 1.3 million shares were purchased at an average price of $46.87 and 0.6 million shares were purchased during fiscal year 2013 at an average price of $42.54.

Supplemental Cash Flow Information: Non-cash investment activities presented on the Consolidated Statements of Cash Flows generally consist of unrealized gains or losses on the Company’s rabbi trust. The noted investments are included in other assets or short-term marketable securities on the Consolidated Statements of Financial Position. Changes in the value of these investments are included in the Company’s net earnings and are presented in the Consolidated Statements of Operations as either interest and investment income or interest expense, as appropriate.

On March 16, 2015, the Company purchased the remaining 19.29% ownership interest in its Shanghai Hormel Foods Corporation joint venture from the minority partner Shanghai Shangshi Meat Products Co. Ltd., resulting in 100.0% ownership of that business. The interest was purchased with $11.7 million in cash, along with the transfer of land use rights and buildings held by the joint venture. The difference between the fair value of the consideration given and the reduction in the noncontrolling interest was recognized as an $11.9 million reduction in additional paid-in capital attributable to the

Company. The Company will continue to manufacture at the Shanghai facility by leasing the land use rights and buildings from the previous minority partner.

Accounting Changes and Recent Accounting Pronouncements: In January 2014, the FASB updated the guidance within ASC 323, Investments-Equity Method and Joint Ventures. The update provides guidance on accounting for investments by a reporting entity in flow-through limited liability entities that manage or invest in affordable housing projects that qualify for the low-income housing tax credit. The amendments modify the conditions that a reporting entity must meet to be eligible to use a method other than the equity or cost methods to account for qualified affordable housing project investments. If the modified conditions are met, the amendments permit an entity to make an accounting policy election to amortize the initial cost of the investment in proportion to the amount of tax credits and other tax benefits received and recognize the net investment performance in the income statement as a component of income tax expense (benefit). Additionally, the amendments introduce new recurring disclosures about all investments in qualified affordable housing projects irrespective of the method used to account for the investments. The updated guidance is to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014, with early adoption permitted. The Company expects to adopt the new provisions of this accounting standard at the beginning of fiscal year 2016, and adoption is not expected to have a material impact on the consolidated financial statements.

In April 2014, the Financial Accounting Standards Board (FASB) updated the guidance within ASC 205, Presentation of Financial Statements and ASC 360, Property, Plant, and Equipment. This update raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. The standard update only requires disposals of components of an entity (or groups of components) that represent a strategic shift that has or will have a major effect on the reporting entity’s operations are reported in the financial statements as discontinued operations. The standard also requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The updated guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014, with early adoption permitted. The Company early adopted the new provisions of this accounting standard in the fourth quarter of fiscal year 2015, and determined it did not have any transactions qualifying as a discontinued operation under the new guidance.

In May 2014, the FASB issued ASC 606, Revenue from Contracts with Customers. This topic converges the guidance within U.S. generally accepted accounting principles and international financial reporting standards and supersedes ASC 605, Revenue Recognition. The new standard requires companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. On July 8, 2015, the FASB approved a one-year deferral of the effective date. The new guidance is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period, and early adoption is not permitted. Accordingly, the Company expects to adopt the provisions of this new accounting standard at the beginning of fiscal year 2019, and adoption is not expected to have a material impact on the consolidated financial statements.

In April 2015, the FASB updated the guidance within ASC 835, Interest. The update provides guidance on simplifying the presentation of debt issuance cost. The amendments require debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The new guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, with early adoption permitted. The Company expects to adopt the new provisions of this accounting standard at the beginning of fiscal year 2017, and is currently assessing the impact on its consolidated financial statements.

In April 2015, the FASB updated the guidance within ASC 715, Compensation – Retirement Benefits. The update provides guidance on simplifying the measurement date for defined benefit plan assets and obligations. The amendments allow employers with fiscal year ends that do not coincide with a calendar month end to make an accounting policy election to measure defined benefit plan assets and obligations as of the end of the month closest to their fiscal year ends. The new guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, with early adoption permitted. The Company expects to adopt the new provisions of this accounting standard at the beginning of fiscal year 2017, and adoption is not expected to have a material impact on its consolidated financial statements.

In May 2015, the FASB updated the guidance within ASC 820, Fair Value Measurements and Disclosures. The update provides guidance on the disclosures for investments in certain entities that calculate net asset value (NAV) per share (or its equivalent). The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share (or its equivalent) as a practical expedient. The updated guidance is to be applied retrospectively and is effective for annual reporting periods beginning after December 15, 2015, and interim periods within those fiscal years, with early adoption permitted. The Company expects to adopt the provisions of this new accounting standard at the beginning of fiscal year 2017, and is currently assessing the impact on its consolidated financial statements.

NOTE B

Acquisitions

On July 13, 2015, the Company acquired Applegate Farms, LLC (Applegate) of Bridgewater, New Jersey for a preliminary purchase price of $774.1 million in cash. The purchase price is preliminary pending final purchase accounting adjustments, and was funded by the Company with cash on hand and by utilizing short-term financing.

Applegate® is the No. 1 brand in natural and organic value-added prepared meats and this acquisition will allow the Company to expand the breadth of its protein offerings to provide consumers more choice in that fast growing category.

The acquisition was accounted for as a business combination using the acquisition method. The Company is in the process of obtaining an independent appraisal. Therefore, a preliminary allocation of the purchase price to the acquired assets, liabilities, and goodwill is presented in the table below.

(in thousands)
Accounts receivable	$ 25,574
Inventory	22,089
Prepaid and other assets	2,916
Property, plant and equipment	3,463
Intangible assets	275,900
Goodwill	488,476
Current liabilities	(23,420)
Deferred taxes	(20,935)
Purchase price	$774,063

Goodwill is calculated as the excess of the purchase price over the fair value of the net assets recognized. The goodwill recorded as part of the acquisition primarily reflects the value of the potential to expand presence in the natural and organic channels and the supply chain for natural and organic products. A portion of the goodwill balance is expected to be deductible for income tax purposes. The goodwill and intangible assets have been allocated to the Refrigerated Foods reporting segment.

The Company recognized approximately $9.0 million of transaction costs in fiscal year 2015 related to the acquisition and the charges were reported in selling, general and administrative expense in the Company’s Consolidated Statements of Operations.

Operating results for this acquisition have been included in the Company’s Consolidated Statements of Operations from the date of acquisition and are reflected in the Refrigerated Foods reporting segment. The acquisition contributed $92.8 million of net sales since the date of acquisition.

On August 11, 2014, the Company acquired CytoSport Holdings, Inc. (CytoSport) of Benicia, California for a final purchase price of $420.9 million in cash. The purchase price was funded by the Company with cash on hand and by utilizing funds from its revolving line of credit. The agreement provides for a potential additional payment of up to $20.0 million subject to meeting specific financial performance criteria over the two years subsequent to the year of acquisition. The Company recognized a $10.3 million liability related to this potential payment through purchase accounting. In fiscal year 2015, the Company had a positive $8.9 million adjustment related to this accrual due to a current evaluation of net sales and earnings targets associated with the acquisition.

CytoSport is the maker of Muscle Milk® products and is a leading provider of premium protein products in the sports nutrition category. CytoSport’s brands align with the Company’s focus on protein while further diversifying the Company’s portfolio.

The acquisition was accounted for as a business combination using the acquisition method. The Company has estimated the acquisition date fair values of the assets acquired and liabilities assumed, using independent appraisals and other analyses, and determined final working capital adjustments. The final allocation of the purchase price to the acquired assets, liabilities, and goodwill is presented in the table below.

(in thousands)
Accounts receivable	$ 30,580
Inventory	62,246
Prepaid and other assets	3,133
Property, plant and equipment	8,119
Intangible assets	188,500
Goodwill	270,925
Current liabilities	(52,811)
Long-term liabilities	(30,140)
Deferred taxes	(59,700)
Purchase price	$420,852

The liabilities shown above include $15.0 million representing potential payments owed under a supplier agreement, which are contingent on future production levels through fiscal year 2018.

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

Operating results for this acquisition have been included in the Company’s Consolidated Statements of Operations from the date of acquisition and are reflected in the Specialty Foods and International & Other reporting segments. The acquisition contributed an incremental $249.7 million of net sales for fiscal year 2015, and incremental $73.5 million of net sales for fiscal year 2014.

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

On January 31, 2013, the Company had previously acquired the United States based SKIPPY® peanut butter business from Unilever United States Inc. for a final purchase price of $665.4 million in cash. This acquisition included the Little Rock, Arkansas manufacturing facility and all sales worldwide, except sales in Mainland China. The purchase price was funded by the Company with cash on hand generated from operations and liquidating marketable securities.

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

Pro forma results of operations are not presented, as no acquisitions in fiscal years 2015, 2014, or 2013 were considered material, individually or in the aggregate, to the consolidated Company.

NOTE C

Inventories

Principal components of inventories are:

	October 25,	October 26,
(in thousands)	2015	2014
Finished products	$ 553,298	$ 604,946
Raw materials and work-in-process	239,174	274,105
Materials and supplies	200,793	175,501
Total	$ 993,265	$ 1,054,552

NOTE D

Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the fiscal years ended October 25, 2015, and October 26, 2014, are presented in the table below. Additions during fiscal year ended October 25, 2015 are entirely due to the acquisition of Applegate on July 13, 2015. The goodwill amounts are preliminary pending final purchase adjustments. The impairment charge is related to the Company’s assets held for sale. See additional discussion regarding the Company’s assets held for sale in Note E. Purchase adjustments during the year relate to the CytoSport acquisition. The additions during the prior fiscal year ended October 26, 2014, were due to the acquisitions of CytoSport on August 11, 2014, and the China based SKIPPY® peanut butter business on November 26, 2013.

	Grocery	Refrigerated		Specialty	International
(in thousands)	Products	Foods	JOTS	Foods	& Other	Total
Balance as of October 27, 2013	$ 322,942	$ 96,643	$ 203,214	$ 207,028	$ 104,645	$ 934,472
Goodwill acquired	–	–	–	263,829	28,105	291,934
Balance as of October 26, 2014	$ 322,942	$ 96,643	$ 203,214	$ 470,857	$ 132,750	$ 1,226,406
Goodwill acquired	–	488,476	–	–	–	488,476
Purchase Adjustments	–	–	–	7,096	–	7,096
Impairment charge	–	–	–	(21,537)	–	(21,537)
Product line Disposal	(521)	(435)	–	–	(1)	(957)
Balance as of October 25, 2015	$ 322,421	$ 584,684	$ 203,214	$ 456,416	$ 132,749	$ 1,699,484

The gross carrying amount and accumulated amortization for definite-lived intangible assets are presented in the table below. In fiscal year 2015, customer relationships of $25.1 million and non-compete agreements of $1.2 million were acquired during the third quarter related to Applegate. In fiscal year 2014, customer relationships of $21.6 million were acquired during the fourth quarter related to CytoSport and $2.6 million were acquired during the first quarter related to the China based SKIPPY® peanut butter business. Through the final purchase accounting valuation of CytoSport in fiscal year 2015, the value of the customer relationships was raised to $23.3 million.

	October 25, 2015			October 26, 2014
	Gross		Weighted-	Gross		Weighted-
	Carrying	Accumulated	Avg Life	Carrying	Accumulated	Avg Life
(in thousands)	Amount	Amortization	(in Years)	Amount	Amortization	(in Years)
Customer lists/relationships	$ 83,190	$ (13,939)	12.1	$ 67,540	$ (19,336)	11.0
Formulas and recipes	7,490	(6,865)	7.2	17,854	(15,955)	8.8
Proprietary software and technology	7,010	(6,901)	8.1	14,820	(13,542)	10.2
Other intangibles	2,370	(1,195)	7.5	4,746	(4,503)	7.4
Total	$100,060	$ (28,900)	11.3	$ 104,960	$ (53,336)	10.4

Amortization expense for the last three fiscal years was as follows:

(in millions)
2015	$8.1
2014	9.4
2013	9.5

Estimated annual amortization expense for the five fiscal years after October 25, 2015, is as follows:

(in millions)
2016	$8.2
2017	7.6
2018	7.0
2019	7.0
2020	6.8

The carrying amounts for indefinite-lived intangible assets are in the following table. The increase in fiscal year 2015 represents the fair value of the tradenames acquired with Applegate.

	October 25,	October 26,
(in thousands)	2015	2014
Brand/tradename/trademarks	$748,075	$495,282
Other intangibles	7,984	7,984
Total	$756,059	$503,266

During the fourth quarter of fiscal years 2015 and 2014, the Company completed the required annual impairment tests of indefinite-lived intangible assets and goodwill. The goodwill impairment charge referred to above was recorded in fiscal year 2015 and no impairment was indicated in fiscal year 2014. Useful lives of intangible assets were also reviewed during this process, with no changes identified.

NOTE E

Assets Held For Sale

In fiscal year 2015, the Company began actively marketing a portion of Diamond Crystal Brands (DCB). Through this process, the Company identified the specific assets and liabilities to be sold and allocated goodwill based on the relative fair values of the assets held for sale and the assets that will be retained by the Company. The Company determined the carrying value of the DCB assets held for sale more likely than not exceeded its fair value, requiring a two step test for impairment. The fair value of the net assets to be sold was determined using Level 2 inputs utilizing a market participant bid along with internal valuations of the business. An impairment charge of $21.5 million was recorded for the assets held for sale. This impairment is recorded on the Company’s Consolidated Statements of Operations on the line item “Goodwill impairment charge.” DCB is reported within the Company’s Specialty Foods segment. The portion of the business held for sale is not material to the Company’s annual net sales, net earnings, or earnings per share.

Amounts classified as assets and liabilities held for sale at October 25, 2015 are presented on the Company’s Consolidated Statement of Financial Position within their respective accounts, and include the following:

Assets held for sale (in thousands)
Current assets	$ 26,057
Goodwill	51,811
Intangibles	5,389
Property, plant and equipment	31,678
Total assets held for sale	$114,935

Liabilities held for sale (in thousands)
Total current liabilities held for sale	$ 3,191

NOTE F

Long-term Debt and Other

Borrowing Arrangements

Long-term debt consists of:

	October 25,	October 26,
(in thousands)	2015	2014
Senior unsecured notes, with interest at 4.125%, interest due semi-annually through April 2021 maturity date	$250,000	$250,000
Less current maturities	–	–
Total	$250,000	$250,000

The Company has a $400.0 million unsecured revolving line of credit which matures in June 2020 and bears interest at a variable rate based on LIBOR. A fixed fee is paid for the availability of this credit line. As of October 25, 2015, and October 26, 2014, the Company had no outstanding draws from this line of credit.

The Company also has a $300.0 million term loan facility that expires December 2016 that bears interest at a variable rate based on LIBOR. As of October 25, 2015, the Company had $185.0 million outstanding on the loan facility and no outstanding draws as of October 26, 2014.

The Company is required by certain covenants in its debt agreements to maintain specified levels of financial ratios and financial position. At the end of the current fiscal year, the Company was in compliance with all of these covenants.

Total interest paid in the last three fiscal years is as follows:

(in millions)
2015	$13.1
2014	12.7
2013	12.5

NOTE G

Pension and Other Post-retirement Benefits

The Company has several defined benefit plans and defined contribution plans covering most employees. Total costs associated with the Company’s defined contribution benefit plans in 2015, 2014, and 2013 were $31.7 million, $30.1 million, and $29.9 million, respectively. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service, while plan benefits covering salaried employees are based on final average compensation. The Company’s funding policy is to make annual contributions of not less than the minimum required by applicable regulations. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 9-23 years.

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

In 2011, an amendment was enacted for a defined benefit plan which included a change in the pension formula effective January 1, 2017. The amended formula remains a defined benefit formula, but will base the accrued benefit credit on age and service and define the benefit as a lump sum. Effective October 31, 2016, the 401(k) match for these participants will be increased.

Net periodic cost of defined benefit plans included the following:

	Pension Benefits			Post-retirement Benefits
(in thousands)	2015	2014	2013	2015	2014	2013
Service cost	$ 28,795	$ 25,935	$ 30,979	$ 1,795	$ 1,963	$ 2,494
Interest cost	52,522	53,030	47,688	13,479	15,279	14,910
Expected return on plan assets	(88,792)	(83,702)	(73,144)	–	–	–
Amortization of prior service cost	(4,878)	(4,971)	(5,079)	(1,337)	(1,337)	(1,332)
Recognized actuarial loss (gain)	18,476	12,697	34,019	(2)	(2)	7,719
Curtailment charge	–	–	6	–	–	–
Net periodic cost	$ 6,123	$ 2,989	$ 34,469	$ 13,935	$ 15,903	$ 23,791

The following amounts have not been recognized in net periodic pension cost and are included in accumulated other comprehensive loss:

(in thousands)	Pension Benefits		Post-retirement Benefits
	2015	2014	2015	2014
Unrecognized prior service credit	$ 32,490	$ 37,368	$ 2,844	$ 4,180
Unrecognized actuarial losses	(360,949)	(343,398)	(40,590)	(30,250)

The following amounts are expected to be recognized in net periodic benefit expense in fiscal year 2016:

Post-
	Pension	retirement
(in thousands)	Benefits	Benefits
Amortized prior service credit	$ (4,878)	$ (1,337)
Recognized actuarial losses	18,693	1,303

The following is a reconciliation of the beginning and ending balances of the benefit obligation, the fair value of plan assets, and the funded status of the plans as of the October 25, 2015, and the October 26, 2014, measurement dates:

	Pension Benefits		Post-retirement Benefits
(in thousands)	2015	2014	2015	2014
Change in benefit obligation:
Benefit obligation at beginning of year	$1,235,769	$1,098,060	$330,841	$334,447
Service cost	28,795	25,935	1,795	1,963
Interest cost	52,522	53,030	13,479	15,279
Actuarial (gain) loss	(16,872)	108,047	10,339	927
Employee contributions	–	–	2,798	2,715
Medicare Part D subsidy	–	–	1,313	1,941
Benefits paid	(52,005)	(49,303)	(26,021)	(26,431)
Benefit obligation at end of year	$1,248,209	$1,235,769	$334,544	$330,841

	Pension Benefits		Post-retirement Benefits
(in thousands)	2015	2014	2015	2014
Change in plan assets:
Fair value of plan assets at beginning of year	$1,168,765	$1,087,315	$ –	$ –
Actual return on plan assets	35,870	101,025	–	–
Employee contributions	–	–	2,798	2,715
Employer contributions	27,147	29,728	23,223	23,716
Benefits paid	(52,005)	(49,303)	(26,021)	(26,431)
Fair value of plan assets at end of year	$1,179,777	$1,168,765	$ –	$ –
Funded status at end of year	$ (68,432)	$ (67,004)	$(334,544)	$ (330,841)

Amounts recognized in the Consolidated Statements of Financial Position as of October 25, 2015, and October 26, 2014, are as follows:

	Pension Benefits		Post-retirement Benefits
(in thousands)	2015	2014	2015	2014
Pension assets	$ 132,861	$ 130,284	$ –	$ –
Employee related expenses	(4,931)	(4,532)	(21,645)	(20,904)
Pension and post-retirement benefits	(196,362)	(192,756)	(312,899)	(309,937)
Net amount recognized	$ (68,432)	$ (67,004)	$(334,544)	$(330,841)

The following table provides information for pension plans with accumulated benefit obligations in excess of plan assets:

(in thousands)	2015	2014
Projected benefit obligation	$201,293	$197,288
Accumulated benefit obligation	193,913	186,085
Fair value of plan assets	–	–

Weighted-average assumptions used to determine benefit obligations are as follows:

	2015	2014
Discount rate	4.50%	4.31%
Rate of future compensation increase
(for plans that base benefits on final compensation level)	3.92%	3.94%

Weighted-average assumptions used to determine net periodic benefit costs are as follows:

	2015	2014	2013
Discount rate	4.31%	4.89%	4.05%
Rate of future compensation increase (for plans that base benefits on final compensation level)	3.94%	3.91%	3.97%
Expected long-term return on plan assets	7.70%	7.80%	7.90%

The expected long-term rate of return on plan assets is based on fair value and is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered health care benefits for pre-Medicare and post-Medicare retirees’ coverage is assumed for 2016. The pre-Medicare and post-Medicare rate is assumed to decrease to 5.0% for 2021, and remain at that level thereafter.

The assumed discount rate, expected long-term rate of return on plan assets, rate of future compensation increase, and health care cost trend rate have a significant impact on the amounts reported for the benefit plans. A one-percentage-point change in these rates would have the following effects:

	1-Percentage-Point
	Expense		Benefit Obligation
(in thousands)	Increase	Decrease	Increase	Decrease
Pension Benefits:
Discount rate	$(12,892)	$16,810	$(157,394)	$197,869
Expected long-term rate of return on plan assets	(11,629)	11,629	–	–
Rate of future compensation increase	461	(442)	2,504	(2,417)
Post-retirement Benefits:
Discount rate	$ (64)	$ 5,035	$ (33,462)	$ 40,619
Health care cost trend rate	1,749	(1,451)	38,194	(31,112)

The actual and target weighted-average asset allocations for the Company’s pension plan assets as of the plan measurement date are as follows:

	2015		2014
Asset Category	Actual	Target Range	Actual	Target Range
Large Capitalization Equity	38.8%	15-35%	33.0%	15-35%
Small Capitalization Equity	5.4%	5-15%	6.0%	5-15%
International Equity	14.0%	15-25%	20.8%	15-25%
Private Equity	6.1%	0-15%	5.0%	0-15%
Total Equity Securities	64.3%	50-75%	64.8%	55-75%
Fixed Income	34.3%	25-45%	34.0%	25-45%
Real Estate	–	0-10%	–	–
Cash and Cash Equivalents	1.4%	–	1.2%	–

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

During 2014, the 1.7 million shares of Company common stock held in plan assets were sold. Dividends paid during 2014 on shares held by the plan were $0.7 million.

Based on the October 25, 2015 measurement date, the Company anticipates making contributions of $24.1 million to fund the pension plans during fiscal year 2016. The Company also expects to make contributions of $27.2 million during 2016 that represent benefit payments for unfunded plans.

Benefits expected to be paid over the next ten fiscal years are as follows:

		Post-
	Pension	retirement
(in thousands)	Benefits	Benefits
2016	$ 53,515	$ 22,113
2017	55,661	22,441
2018	58,010	22,612
2019	60,934	22,711
2020	63,916	22,621
2021 – 2025	361,518	108,832

Post-retirement benefits are net of expected federal subsidy receipts related to prescription drug benefits granted under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which are estimated to be $2.4 million per year through 2025.

The fair values of the defined benefit pension plan investments as of October 25, 2015, and October 26, 2014, by asset category and fair value hierarchy level, are as follows:

	Fair Value Measurements at October 25, 2015
		Quoted Prices
		in Active	Significant Other	Significant
		Markets for	Observable	Unobservable
	Total	Identical Assets	Inputs	Inputs
(in thousands)	Fair Value	(Level 1)	(Level 2)	(Level 3)
Investments at Fair Value:
Cash Equivalents(1)	$ 16,551	$ 16,551	$ –	$ –
Large Capitalization Equity(2)
Domestic	$ 300,735	$175,206	$125,529	$ –
Foreign	36,637	36,637	–	–
World	120,206	–	120,206	–
Total Large Capitalization Equity	$ 457,578	$211,843	$245,735	$ –
Small Capitalization Equity(3)
Domestic	$ 55,513	$ 55,513	$ –	$ –
Foreign	8,246	8,246	–	–
Total Small Capitalization Equity	$ 63,759	$ 63,759	$ –	$ –
International Equity(4)
Mutual fund	$ 101,062	$ –	$101,062	$ –
Collective trust	63,861	–	63,861	–
Total International Equity	$ 164,923	$ –	$164,923	$ –
Private Equity(5)
Domestic	$ 54,748	$ –	$ –	$54,748
International	17,027	–	–	17,027
Total Private Equity	$ 71,775	$ –	$ –	$71,775
Total Equity	$ 758,035	$275,602	$410,658	$71,775
Fixed Income(6)
US government issues	$ 130,456	$104,460	$ 25,996	$ –
Municipal issues	20,211	–	20,211	–
Corporate issues – domestic	210,035	–	210,035	–
Corporate issues – foreign	44,489	–	44,489	–
Total Fixed Income	$ 405,191	$104,460	$300,731	$ –
Total Investments at Fair Value	$1,179,777	$396,613	$711,389	$71,775

	Fair Value Measurements at October 26, 2014
		Quoted Prices
		in Active	Significant Other	Significant
		Markets for	Observable	Unobservable
	Total	Identical Assets	Inputs	Inputs
(in thousands)	Fair Value	(Level 1)	(Level 2	(Level 3)
Investments at Fair Value:
Cash Equivalents(1)	$ 14,342	$ 14,342	$ –	$ –
Large Capitalization Equity(2)
Domestic	$ 351,195	$196,977	$154,218	$ –
Foreign	34,126	34,126	–	–
Total Large Capitalization Equity	$ 385,321	$231,103	$154,218	$ –
Small Capitalization Equity(3)
Domestic	$ 62,521	$ 62,521	$ –	$ –
Foreign	8,031	8,031	–	–
Total Small Capitalization Equity	$ 70,552	$ 70,552	$ –	$ –
International Equity(4)
Mutual fund	$ 69,393	$ –	$ 69,393	$ –
Collective trust	173,008	–	173,008	–
Total International Equity	$ 242,401	$ –	$242,401	$ –
Private Equity(5)
Domestic	$ 43,340	$ –	$ –	$43,340
International	15,383	–	–	15,383
Total Private Equity	$ 58,723	$ –	$ –	$58,723
Total Equity	$ 756,997	$301,655	$396,619	$58,723
Fixed Income(6)
US government issues	$ 126,894	$ 96,199	$ 30,695	$ –
Municipal issues	20,232	–	20,232	–
Corporate issues – domestic	212,299	–	212,299	–
Corporate issues – foreign	38,001	–	38,001	–
Total Fixed Income	$ 397,426	$ 96,199	$301,227	$ –
Total Investments at Fair Value	$1,168,765	$412,196	$697,846	$58,723

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

(1) Cash Equivalents: These Level 1 investments consist primarily of money market mutual funds that are highly liquid and traded in active markets.

(2) Large Capitalization Equity: The Level 1 investments include a mix of predominately U.S. common stocks and foreign common stocks, which are valued at the closing price reported on the active market in which the individual securities are traded. The Level 2 investment includes mutual funds consisting of a mix of U.S. and foreign common stocks that are valued at the publicly available net asset value (NAV) of shares held by the pension plans at year end.

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

(5) Private Equity: These Level 3 investments consist of various collective investment funds, which are managed by a third party, that invest in a well-diversified portfolio of equity investments from top performing, high quality firms that focus on U.S. and foreign small to mid-markets, venture capitalists, and entrepreneurs with a concentration in areas of innovation. Investment strategies include buyouts, growth capital, buildups, and distressed, as well as early stages of company development mainly in the U.S. The fair value of the units for these investments is based on the fair value of the underlying investments, and the NAV can be calculated for these funds.

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

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

(in thousands)	2015	2014
Beginning Balance	$ 58,723	$45,783
Purchases, issuances, and settlements (net)	(3,574)	3,050
Unrealized gains	7,741	4,260
Realized gains	7,623	4,479
Interest and dividend income	1,262	1,151

Ending Balance	$ 71,775	$58,723

The Company has commitments totaling $85.0 million for the private equity investments within the pension plans. The unfunded private equity commitment balance for each investment category as of October 25, 2015, and October 26, 2014 is as follows:

(in thousands)	2015	2014
Domestic equity	$ 9,264	$17,659
International equity	9,514	12,640

Unfunded commitment balance	$18,778	$30,299

Funding for future private equity capital calls will come from existing pension plan asset investments and not from additional cash contributions into the Company’s pension plans.

NOTE H

Derivatives and Hedging

The Company uses hedging programs to manage price risk associated with commodity purchases. These programs utilize futures contracts, options, and swaps to manage the Company’s exposure to price fluctuations in the commodities markets. The Company has determined that its programs which are designated as hedges are highly effective in offsetting the changes in fair value or cash flows generated by the items hedged.

Cash Flow Hedges: The Company currently utilizes corn futures to offset price fluctuations in the Company’s future direct grain purchases, and has historically entered into various swaps to hedge the purchases of grain at certain plant locations. The financial instruments are designated and accounted for as cash flow hedges, and the Company measures the effectiveness of the hedges at least quarterly. Effective gains or losses related to these cash flow hedges are reported in accumulated other comprehensive loss (AOCL) and reclassified into earnings, through cost of products sold, in the period or periods in which the hedged transactions affect earnings. Any gains or losses related to hedge ineffectiveness are recognized in the current period cost of products sold. The Company typically does not hedge its grain exposure beyond the next two upcoming fiscal years. As of October 25, 2015, and October 26, 2014, the Company had the following outstanding commodity futures contracts that were entered into to hedge forecasted purchases:

Volume
Commodity	October 25, 2015	October 26, 2014
Corn	20.1 million bushels	18.3 million bushels

As of October 25, 2015, the Company has included in AOCL hedging gains of $1.0 million (before tax) relating to its positions, compared to losses of $14.8 million (before tax) as of October 26, 2014. The Company expects to recognize the majority of these gains over the next 12 months.

Fair Value Hedges: The Company utilizes futures to minimize the price risk assumed when fixed forward priced contracts are offered to the Company’s commodity suppliers. The intent of the program is to make the forward priced commodities cost nearly the same as cash market purchases at the date of delivery. The futures contracts are designated and accounted for as fair value hedges, and the Company measures the effectiveness of the hedges at least quarterly. Changes in the fair value of the futures contracts, along with the gain or loss on the hedged purchase commitment, are marked-to-market through earnings and are recorded on the Consolidated Statement of Financial Position as a current asset and liability, respectively. Effective gains or losses related to these fair value hedges are recognized through cost of products sold in the period or periods in which the hedged transactions affect earnings. Any gains or losses related to hedge ineffectiveness are recognized in the current period cost of products sold. As of October 25, 2015, and October 26, 2014, the Company had the following outstanding commodity futures contracts designated as fair value hedges:

Volume
Commodity	October 25, 2015	October 26, 2014
Corn	5.3 million bushels	8.0 million bushels
Lean hogs	0.4 million cwt	0.7 million cwt

Other Derivatives: The Company holds certain futures and options contract positions as part of a merchandising program and to manage the Company’s exposure to fluctuations in commodity markets. The Company has not applied hedge accounting to these positions.

As of October 25, 2015, and October 26, 2014, the Company had the following outstanding futures and options contracts related to these programs:

Volume
Commodity	October 25, 2015	October 26, 2014
Corn	2.6 million bushels	2.9 million bushels
Soybean meal	11,500 tons	–

Fair Values: The fair values of the Company’s derivative instruments as of October 25, 2015, and October 26, 2014, were as follows:

		Fair Value(1)
	Location on Consolidated	October 25,	October 26,
(in thousands)	Statements of Financial Position	2015	2014
Asset Derivatives:
Derivatives Designated as Hedges:
Commodity contracts	Other current assets	$ 305	$(7,124)
Derivatives Not Designated as Hedges:
Commodity contracts	Other current assets	248	(938)
Total Asset Derivatives		$ 553	$(8,062)

(1)Amounts represent the gross fair value of derivative assets and liabilities. The Company nets the derivative assets and liabilities for each of its hedging programs, including cash collateral, when a master netting arrangement exists between the Company and the counterparty to the derivative contract. The amount or timing of cash collateral balances may impact the classification of the derivative in the Consolidated Statement of Financial Position. See Note M for a discussion of these net amounts as reported in the Consolidated Statements of Financial Position.

Derivative Gains and Losses: Gains or losses (before tax, in thousands) related to the Company’s derivative instruments for the fiscal year ended October 25, 2015, and October 26, 2014, were as follows:

	Gain/(Loss) Recognized			Gain/(Loss) Reclassified		Gain/(Loss) Recognized
	in AOCL			from AOCL into Earnings		in Earnings
	(Effective Portion)(1)			(Effective Portion)(1)		(Ineffective Portion)(2) (4)
	Fiscal Year Ended			Fiscal Year Ended		Fiscal Year Ended
	October 25,	October 26,	Location on Consolidated	October 25,	October 26,	October 25,	October 26,
Cash Flow Hedges:	2015	2014	Statements of Operations	2015	2014	2015	2014
Commodity contracts	$3,409	$(16,701)	Cost of products sold	$(12,369)	$(10,925)	$(6,127)	$193

		Gain/(Loss)		Gain/(Loss)
		Recognized in Earnings		Recognized in Earnings
		(Effective Portion)(3)		(Ineffective Portion)(2) (5)
		Fiscal Year Ended		Fiscal Year Ended
	Location on Consolidated	October 25,	October 26,	October 25,	October 26,
Fair Value Hedges:	Statements of Operations	2015	2014	2015	2014
Commodity contracts	Cost of products sold	$(4,297)	$(21,608)	$2,547	$322

		Gain/(Loss)
		Recognized in Earnings
		Fiscal Year Ended
Derivatives Not	Location on Consolidated	October 25,	October 26,
Designated as Hedges:	Statements of Operations	2015	2014
Commodity contracts	Cost of products sold	$(269)	$(2,083)

(1)Amounts represent gains or losses in AOCL before tax. See Note J for the after tax impact of these gains or losses on net earnings.

(2)There were no gains or losses excluded from the assessment of hedge effectiveness during the fiscal year. Fiscal year 2015 includes the mark-to-market impact on certain corn futures contracts which resulted from a temporary suspension of hedge accounting due to market volatility.

(3)Amounts represent losses on commodity contracts designated as fair value hedges that were closed during the fiscal year, which were offset by a corresponding gain on the underlying hedged purchase commitment. Additional gains or losses related to changes in the fair value of open commodity contracts, along with the offsetting gain or loss on the hedged purchase commitment, are also marked-to-market through earnings with no impact on a net basis.

(4)There were no gains or losses resulting from the discontinuance of cash flow hedges during the fiscal year.

(5)There were no gains or losses recognized as a result of a hedged firm commitment no longer qualifying as a fair value hedge during the fiscal year.

NOTE I

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

Investments in and receivables from affiliates consists of the following:

			October 25,	October 26,
(in thousands)	Segment	% Owned	2015	2014
MegaMex Foods, LLC	Grocery Products	50%	$ 200,110	$ 208,221
Foreign Joint Ventures	International & Other	Various (26 – 50%)	58,888	56,230
Total			$ 258,998	$ 264,451

Equity in earnings of affiliates consists of the following:

(in thousands)	Segment	2015	2014	2013
MegaMex Foods, LLC	Grocery Products	$ 26,849	$ 14,415	$ 17,261
Foreign Joint Ventures	International & Other	(2,962)	3,170	3,252
Total		$ 23,887	$ 17,585	$ 20,513

Equity in earnings in fiscal year 2015 included charges related to the exit from international joint venture businesses. Dividends received from affiliates for the fiscal years ended October 25, 2015, October 26, 2014, and October 27, 2013, were $37.3 million, $22.8 million, and $34.0 million, respectively. The Company recognized a basis difference of $21.3 million associated with the formation of MegaMex Foods, LLC, of which $16.2 million is remaining as of October 25, 2015. This difference is being amortized through equity in earnings of affiliates.

NOTE J

Accumulated Other Comprehensive Loss

Components of accumulated other comprehensive loss are as follows:

					Accumulated
	Foreign		Deferred		Other
	Currency	Pension &	Gain (Loss)		Comprehensive
(in thousands)	Translation	Other Benefits	– Hedging		Loss
Balance at October 28, 2012	$ 12,415	$ (345,465)	$ 9,481		$ (323,569)
Unrecognized gains (losses):
Gross	(3,024)	273,408	(18,329)		252,055
Tax effect	–	(102,846)	6,898		(95,948)
Reclassification into net earnings:
Gross	–	35,327 (1)	(5,871	)(2)	29,456
Tax effect	–	(13,425)	2,217		(11,208)
Net of tax amount	(3,024)	192,464	(15,085)		174,355
Balance at October 27, 2013	$ 9,391	$ (153,001)	$ (5,604)		$ (149,214)
Unrecognized gains (losses):
Gross	(1,911)	(91,684)	(16,701)		(110,296)
Tax effect	–	34,737	6,305		41,042
Reclassification into net earnings:
Gross	–	6,387 (1)	10,925	(2)	17,312
Tax effect	–	(2,425)	(4,119)		(6,544)
Net of tax amount	(1,911)	(52,985)	(3,590)		(58,486)
Balance at October 26, 2014	$ 7,480	$ (205,986)	$ (9,194)		$ (207,700)
Unrecognized gains (losses):
Gross	(6,116)	(46,389)	3,409		(49,096)
Tax effect	–	17,492	(1,285)		16,207
Reclassification into net earnings:
Gross	–	12,259 (1)	12,369	(2)	24,628
Tax effect	–	(4,642)	(4,670)		(9,312)
Net of tax amount	(6,116)	(21,280)	9,823		(17,573)
Purchase of additional ownership of noncontrolling interest	(395)	–	–		(395)
Balance at October 25, 2015	$ 969	$ (227,266)	$ 629		$ (225,668)

(1)Included in computation of net periodic cost (see Note G for additional details).

(2)Included in cost of products sold in the Consolidated Statements of Operations.

NOTE K

Income Taxes

The components of the provision for income taxes are as follows:

(in thousands)	2015	2014	2013
Current:
U.S. Federal	$ 299,557	$ 264,533	$ 231,359
State	39,817	34,034	30,671
Foreign	10,526	7,759	5,334
Total current	349,900	306,326	267,364
Deferred:
U.S. Federal	18,451	8,756	1,080
State	1,070	873	(194)
Foreign	458	171	181
Total deferred	19,979	9,800	1,067
Total provision for income taxes	$ 369,879	$ 316,126	$ 268,431

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that, based upon its lengthy and consistent history of profitable operations, it is more likely than not the net deferred tax assets of $22.8 million will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the deferred income tax liabilities and assets are as follows:

	October 25,	October 26,
(in thousands)	2015	2014
Deferred tax liabilities:
Goodwill and intangible assets	$(213,312)	$ (168,167)
Tax over book depreciation and basis differences	(94,496)	(85,623)
Other, net	(18,788)	(30,252)
Deferred tax assets:
Pension and post-retirement benefits	154,306	152,392
Employee compensation related liabilities	109,061	101,706
Marketing and promotional accruals	37,603	28,703
Other accruals not currently deductible	–	13,010
Other, net	48,432	51,082
Net deferred tax assets	$ 22,806	$ 62,851

Reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	2015	2014	2013
U.S. statutory rate	35.0%	35.0%	35.0%
State taxes on income, net of federal tax benefit	2.7	2.8	2.7
Domestic production activities deduction	(2.6)	(2.7)	(2.4)
All other, net	(0.1)	(0.8)	(1.7)
Effective tax rate	35.0%	34.3%	33.6%

No provision has been made for U.S. federal income taxes on certain undistributed earnings of foreign subsidiaries and joint ventures that the Company intends to permanently invest or that may be remitted substantially tax-free. The total of undistributed earnings that would be subject to federal income tax if remitted under existing law is approximately $109.3 million as of October 25, 2015. Determination of the unrecognized deferred tax liability related to these earnings is not practicable because of the complexities with its hypothetical calculation. Upon distribution of these earnings, we will be subject to U.S. taxes and withholding taxes payable to various foreign governments. A credit for foreign taxes already paid would be available to reduce the U.S. tax liability.

Total income taxes paid during fiscal years 2015, 2014, and 2013 were $296.5 million, $285.8 million, and $226.2 million, respectively.

The following table sets forth changes in the unrecognized tax benefits, excluding interest and penalties, for fiscal years 2014 and 2015.

(in thousands)
Balance as of October 27, 2013	$ 20,085
Tax positions related to the current period:
Increases	4,693
Decreases	(670)
Tax positions related to prior periods:
Increases	4,455
Decreases	(3,245)
Settlements	(573)
Decreases related to a lapse of applicable statute of limitations	(2,137)
Balance as of October 26, 2014	$ 22,608
Tax positions related to the current period:
Increases	2,920
Decreases	–
Tax positions related to prior periods:
Increases	1,629
Decreases	(796)
Settlements	(2,839)
Decreases related to a lapse of applicable statute of limitations	(2,185)
Balance as of October 25, 2015	$ 21,337

The amount of unrecognized tax benefits, including interest and penalties, at October 25, 2015, recorded in other long-term liabilities was $24.6 million, of which $16.0 million would impact the Company’s effective tax rate if recognized. The Company includes accrued interest and penalties related to uncertain tax positions in income tax expense, with losses of $1.0 million included in expense for fiscal year 2015. The amount of accrued interest and penalties at October 25, 2015, associated with unrecognized tax benefits was $3.2 million.

The Company is regularly audited by federal and state taxing authorities. The United States Internal Revenue Service (I.R.S.) is currently examining fiscal years 2013, 2014, and 2015. During the first quarter of fiscal year 2015, the Company entered into a voluntary program to work with the I.R.S. called Compliance Assurance Process (CAP). The objective of CAP is to contemporaneously work with the I.R.S. to achieve federal tax compliance and resolve all or most of the issues prior to filing of the tax return. The Company has elected to participate in the CAP program for 2015 and may elect to continue participating in CAP for future tax years; the Company may withdraw from the program at any time.

The Company is in various stages of audit by several state taxing authorities on a variety of fiscal years, as far back as 2010. While it is reasonably possible that one or more of these audits may be completed within the next 12 months and the related unrecognized tax benefits may change based on the status of the examinations, it is not possible to reasonably estimate the effect of any amount of such change to previously recorded uncertain tax positions.

NOTE L

Stock-Based Compensation

The Company issues stock options and nonvested shares as part of its stock incentive plans for employees and non-employee directors. The Company’s policy is to grant options with the exercise price equal to the market price of the common stock on the date of grant. Options typically vest over four years and expire ten years after the date of the grant. The Company recognizes stock-based compensation expense ratably over the shorter of the requisite service period or vesting period. The fair value of stock-based compensation granted to retirement-eligible individuals is expensed at the time of grant.

A reconciliation of the number of options outstanding and exercisable (in thousands) as of October 25, 2015, and changes during the fiscal year then ended, is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
Outstanding at October 26, 2014	17,402	$ 24.61
Granted	1,514	52.55
Exercised	1,716	18.61
Forfeited	1	18.71
Outstanding at October 25, 2015	17,199	$ 27.67	5.0 yrs	$ 699,294
Exercisable at October 25, 2015	12,899	$ 22.83	4.1 yrs	$ 586,844

The weighted-average grant date fair value of stock options granted and the total intrinsic value of options exercised (in thousands) during each of the past three fiscal years is as follows:

	Fiscal Year Ended
	October 25,	October 26,	October 27,
	2015	2014	2013
Weighted-average grant date fair value	$ 9.84	$ 9.70	$ 5.50
Intrinsic value of exercised options	$67,516	$74,972	$77,610

The fair value of each option award is calculated on the date of grant using the Black-Scholes valuation model utilizing the following weighted-average assumptions:

	Fiscal Year Ended
	October 25,	October 26,	October 27,
	2015	2014	2013
Risk-free interest rate	2.1%	2.5%	1.4%
Dividend yield	1.9%	1.8%	2.1%
Stock price volatility	19.0%	20.0%	20.0%
Expected option life	8 years	8 years	8 years

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

The Company’s nonvested shares granted on or before September 26, 2010, vest after five years or upon retirement. Nonvested shares granted between September 27, 2010, and July 27, 2014, vest after one year. Nonvested shares granted on or after July 28, 2014 vest on the earlier of the day before the Company’s next annual meeting date or one year. A reconciliation of the nonvested shares (in thousands) as of October 25, 2015 and changes during the fiscal year then ended, is as follows:

		Weighted-
		Average
		Grant Date
	Shares	Fair Value
Nonvested at October 26, 2014	70	$ 33.58
Granted	37	51.74
Vested	70	33.58
Forfeited	–	–
Nonvested at October 25, 2015	37	$51.74

The weighted-average grant date fair value of nonvested shares granted, the total fair value (in thousands) of nonvested shares granted, and the fair value (in thousands) of shares that have vested during each of the past three fiscal years is as follows:

	Fiscal Year Ended
	October 25,	October 26,	October 27,
	2015	2014	2013
Weighted-average grant date fair value	$51.74	$44.12	$35.42
Fair value of nonvested shares granted	$1,920	$1,760	$1,600
Fair value of shares vested	$2,347	$2,085	$1,824

Stock-based compensation expense, along with the related income tax benefit, for each of the past three fiscal years is presented in the table below:

	Fiscal Year Ended
	October 25,	October 26,	October 27,
(in thousands)	2015	2014	2013
Stock-based compensation expense recognized	$15,717	$14,393	$17,596
Income tax benefit recognized	(5,967)	(5,469)	(6,655)
After-tax stock-based compensation expense	$ 9,750	$ 8,924	$10,941

At October 25, 2015, there was $9.3 million of total unrecognized compensation expense from stock-based compensation arrangements granted under the plans. This compensation is expected to be recognized over a weighted-average period of approximately 2.6 years. During fiscal years 2015, 2014, and 2013, cash received from stock option exercises was $10.5 million, $10.5 million, and $30.2 million, respectively. The total tax benefit to be realized for tax deductions from these option exercises was $25.6 million, $28.4 million, and $29.4 million, respectively.

Shares issued for option exercises and nonvested shares may be either authorized but unissued shares, or shares of treasury stock acquired in the open market or otherwise. The number of shares available for future grants was 25.1 million at October 25, 2015, 26.6 million at October 26, 2014, and 27.9 million at October 27, 2013.

NOTE M

Fair Value Measurements

Pursuant to the provisions of ASC 820, the Company’s financial assets and liabilities carried at fair value on a recurring basis in the consolidated financial statements as of October 25, 2015, and October 26, 2014, and their level within the fair value hierarchy, are presented in the table below.

	Fair Value Measurements at October 25, 2015
		Quoted Prices in
	Fair Value at	Active Markets	Significant Other	Significant
	October 25,	for Identical	Observable	Unobservable
(in thousands)	2015	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)
Assets at Fair Value:
Cash and cash equivalents(1)	$ 347,239	$ 347,239	$ –	$ –
Other trading securities(2)	119,668	39,329	80,339	–
Commodity derivatives(3)	6,485	6,485	–	–
Total Assets at Fair Value	$ 473,392	$ 393,053	$ 80,339	$ –
Liabilities at Fair Value:
Deferred compensation(2)	$ 57,869	$ 25,272	$ 32,597	$ –
Total Liabilities at Fair Value	$ 57,869	$ 25,272	$ 32,597	$ –

	Fair Value Measurements at October 26, 2014
		Quoted Prices in
	Fair Value at	Active Markets	Significant Other	Significant
	October 26,	for Identical	Observable	Unobservable
(in thousands)	2014	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)
Assets at Fair Value:
Cash and cash equivalents(1)	$ 334,174	$ 334,174	$ –	$ –
Other trading securities(2)	117,249	39,120	78,129	–
Commodity derivatives(3)	3,461	3,461	–	–
Total Assets at Fair Value	$ 454,884	$ 376,755	$ 78,129	$ –
Liabilities at Fair Value:
Deferred compensation(2)	$ 54,809	$ 23,642	$ 31,167	$ –
Total Liabilities at Fair Value	$ 54,809	$ 23,642	$ 31,167	$ –

The following methods and assumptions were used to estimate the fair value of the financial assets and liabilities above:

(1)The Company’s cash equivalents consist primarily of bank deposits, money market funds rated AAA, or other highly liquid investment accounts. As these investments have a maturity date of three months or less, the carrying value approximates fair value.

(2)The Company holds trading securities as part of a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans. The rabbi trust is included in other assets on the Consolidated Statements of Financial Position and is valued based on the underlying fair value of each fund held by the trust. A majority of the funds held related to the supplemental executive retirement plans have been invested in fixed income funds managed by a third party. The declared rate on these funds is set based on a formula using the yield of the general account investment portfolio that supports the fund, adjusted for expenses and other charges. The rate is guaranteed for one year at issue, and may be reset annually on the policy anniversary, subject to a guaranteed minimum rate. As the value is based on adjusted market rates, and the fixed rate is only reset on an annual basis, these funds are classified as Level 2. The remaining funds held are also managed by a third party, and include equity securities, money market accounts, bond funds, or other portfolios for which there is an active quoted market. Therefore. these securities are classified as Level 1. The related deferred compensation liabilities are included in other long-term liabilities on the Consolidated Statements of Financial Position and are valued based on the underlying investment selections held in each participant’s account. Investment options generally mirror those funds held by the rabbi trust, for which there is an active quoted market. Therefore, these investment balances are classified as Level 1. The Company also offers a fixed rate investment option to participants. The rate earned on these investments is adjusted annually based on a specified percentage of the I.R.S. Applicable Federal Rates in effect and therefore these balances are classified as Level 2.

(3)The Company’s commodity derivatives represent futures contracts used in its hedging or other programs to offset price fluctuations associated with purchases of corn and soybean meal, and to minimize the price risk assumed when forward priced contracts are offered to the Company’s commodity suppliers. The Company’s futures contracts for corn and soybean meal are traded on the Chicago Board of Trade, while futures contracts for lean hogs are traded on the Chicago Mercantile Exchange. These are active markets with quoted prices available and therefore these contracts are classified as Level 1. All derivatives are reviewed for potential credit risk and risk of nonperformance. The Company nets the derivative assets and liabilities for each of its hedging programs, including cash collateral, when a master netting arrangement exists between the Company and the counterparty to the derivative contract. The net balance for each program is included in other current assets or accounts payable, as appropriate, in the Consolidated Statements of Financial Position. As of October 25, 2015, the Company has recognized the right to reclaim net cash collateral of $2.3 million from various counterparties (including $13.7 million of cash less $11.4 million of realized losses on closed positions). As of October 26, 2014, the Company had recognized the right to reclaim net cash collateral of $11.5 million from various counterparties (including $55.6 million of cash less $44.1 million of realized losses on closed positions).

The Company’s financial assets and liabilities also include accounts receivable, accounts payable, and other liabilities, for which carrying value approximates fair value. The Company does not carry its long-term debt at fair value in its Consolidated Statements of Financial Position. Based on borrowing rates available to the Company for long-term financing with similar terms and average maturities, the fair value of long-term debt, utilizing discounted cash flows (Level 2), was $268.4 million as of October 25, 2015, and $273.8 million as of October 26, 2014.

In accordance with the provisions of ASC 820, the Company also measures certain nonfinancial assets and liabilities at fair value that are recognized or disclosed on a nonrecurring basis (e.g. goodwill, intangible assets, and property, plant and equipment). During the fourth quarter of fiscal year 2015, a $21.5 million goodwill impairment charge was recorded for the portion of DCB held for sale. The fair value of the net assets to be sold was determined using Level 2 inputs utilizing a market participant bid along with internal valuations of the business. See additional discussion regarding the Company’s assets held for sale in Note E. During fiscal years 2015, 2014, and 2013, there were no other material remeasurements of assets or liabilities at fair value on a nonrecurring basis subsequent to their initial recognition.

NOTE N

Commitments and Contingencies

In order to ensure a steady supply of hogs and turkeys, and to keep the cost of products stable, the Company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods up to 10 years. The Company has also entered into grow-out contracts with independent farmers to raise turkeys for the Company for periods up to 25 years. Under these arrangements, the Company owns the livestock, feed, and other supplies while the independent farmers provide facilities and labor. The Company has also contracted for the purchase of corn, soybean meal, and other feed ingredients from independent suppliers for periods up to three years. Under these contracts, the Company is committed at October 25, 2015, to make purchases, assuming current price levels, as follows:

(in thousands)
2016	$ 1,427,178
2017	959,812
2018	688,677
2019	449,439
2020	326,233
Later Years	293,510
Total	$ 4,144,849

Purchases under these contracts for fiscal years 2015, 2014, and 2013 were $1.6 billion, $2.2 billion, and $2.0 billion, respectively.

The Company has noncancelable operating lease commitments on facilities and equipment at October 25, 2015, as follows:

(in thousands)
2016	$11,250
2017	6,041
2018	4,586
2019	3,545
2020	3,034
Later Years	6,738
Total	$35,194

The Company expensed $22.4 million, $21.1 million, and $21.6 million for rent in fiscal years 2015, 2014, and 2013, respectively.

The Company has commitments to expend approximately $254.3 million to complete construction in progress at various locations as of October 25, 2015.

The Company also has purchase obligations that are not reflected in the consolidated statements of financial position, representing open purchase orders and contracts related to the procurement of raw materials, supplies, and various services. As of October 25, 2015, commitments related to those purchase orders, and all known contracts exceeding $1.0 million, are shown below. The Company primarily purchases goods and services on an as-needed basis and therefore, amounts in the table represent only a portion of expected future cash expenditures.

(in thousands)
2016	$518,158
2017	28,212
2018	27,102
2019	2,794
2020	1,931
Later Years	8,866
Total	$587,063

As of October 25, 2015, the Company has $44.1 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the Company’s self-insured workers compensation programs. However, that amount also includes revocable standby letters of credit totaling $4.0 million for obligations of an affiliated party that may arise under workers compensation claims. Letters of credit are not reflected in the Company’s consolidated statements of financial position.

The Company is involved on an ongoing basis in litigation arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the Company’s results of operations, financial condition, or liquidity.

NOTE O

Earnings Per Share Data

The reported net earnings attributable to the Company were used when computing basic and diluted earnings per share for all years presented. A reconciliation of the shares used in the computation is as follows:

(in thousands)	2015	2014	2013
Basic weighted-average
shares outstanding	264,072	263,812	264,317
Dilutive potential
common shares	6,429	6,404	5,907
Diluted weighted-average
shares outstanding	270,501	270,216	270,224

For fiscal years 2015, 2014, and 2013, a total of 0.5 million, 0.4 million, and 0.4 million weighted-average outstanding stock options, respectively, were not included in the computation of dilutive potential common shares since their inclusion would have had an antidilutive effect on earnings per share.

NOTE P

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

The Refrigerated Foods segment consists primarily of the processing, marketing, and sale of branded and unbranded pork and beef products for retail, foodservice, and fresh product customers. This segment includes the results of Applegate and Affiliated Foods (Farmer John, Burke, and Dan’s Prize).

The Jennie-O Turkey Store segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for retail, foodservice, and fresh product customers.

The Specialty Foods segment consists of the packaging and sale of private label shelf stable products, nutritional products, sugar, and condiments to industrial, retail, and foodservice customers including the results of Diamond Crystal Brands (DCB), CytoSport/Century Foods International, and Hormel Specialty Products (HSP). As of the end of fiscal year 2015, a portion of DCB is held for sale. The segment operating results for fiscal year 2015 include the related goodwill impairment charge of $21.5 million. See additional discussion regarding the Company’s assets held for sale in Note E.

The International & Other segment includes Hormel Foods International which manufactures, markets, and sells Company products internationally. This segment also includes the results from the Company’s international joint ventures.

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

(in thousands)	2015	2014	2013
Net Sales (to unaffiliated
customers)
Grocery Products	$ 1,617,680	$1,558,265	$1,517,557
Refrigerated Foods	4,372,347	4,644,179	4,251,515
Jennie-O Turkey Store	1,635,776	1,672,452	1,601,868
Specialty Foods	1,103,359	907,120	932,533
International & Other	534,701	534,240	448,181
Total	$ 9,263,863	$9,316,256	$8,751,654
Intersegment Sales
Grocery Products	$ –	$ –	$ –
Refrigerated Foods	13,058	23,163	17,359
Jennie-O Turkey Store	128,195	144,137	123,420
Specialty Foods	64	122	108
International & Other	–	–	–
Total	141,317	167,422	140,887
Intersegment
elimination	(141,317)	(167,422)	(140,887)
Total	$ –	$ –	$ –
Segment Net Sales
Grocery Products	$ 1,617,680	$1,558,265	$1,517,557
Refrigerated Foods	4,385,405	4,667,342	4,268,874
Jennie-O Turkey Store	1,763,971	1,816,589	1,725,288
Specialty Foods	1,103,423	907,242	932,641
International & Other	534,701	534,240	448,181
Intersegment
elimination	(141,317)	(167,422)	(140,887)
Total	$ 9,263,863	$9,316,256	$8,751,654
Segment Operating Profit
Grocery Products	$ 228,582	$ 195,064	$ 213,646
Refrigerated Foods	424,968	338,020	232,692
Jennie-O Turkey Store	276,217	272,362	222,117
Specialty Foods	93,258	71,514	88,873
International & Other	78,318	84,745	71,490
Total segment
operating profit	$ 1,101,343	$ 961,705	$ 828,818
Net interest and
investment expense
(income)	10,177	9,468	7,482
General corporate
expense	35,199	33,434	26,694
Noncontrolling interest	1,176	3,349	3,865
Earnings Before
Income Taxes	$ 1,057,143	$ 922,152	$ 798,507

(in thousands)	2015	2014	2013
Assets
Grocery Products	$1,214,988	$1,249,631	$1,237,405
Refrigerated Foods	1,973,424	1,215,694	1,218,418
Jennie-O Turkey Store	811,693	857,697	819,343
Specialty Foods	988,455	1,013,420	469,599
International & Other	446,164	406,249	361,038
Corporate	705,107	712,928	810,077
Total	$6,139,831	$5,455,619	$4,915,880
Additions to Property,
Plant and Equipment
Grocery Products	$ 18,104	$ 31,741	$ 10,100
Refrigerated Foods	54,074	61,183	58,523
Jennie-O Turkey Store	32,250	25,761	22,863
Specialty Foods	5,309	3,266	3,606
International & Other	18,576	4,896	2,973
Corporate	15,750	32,291	8,697
Total	$ 144,063	$ 159,138	$ 106,762
Depreciation and
Amortization
Grocery Products	$ 26,972	$ 25,883	$ 22,912
Refrigerated Foods	53,325	57,709	57,879
Jennie-O Turkey Store	28,262	27,091	26,921
Specialty Foods	11,075	8,999	9,232
International & Other	3,372	3,541	1,906
Corporate	10,428	6,821	6,000
Total	$ 133,434	$ 130,044	$ 124,850

The Company’s products primarily consist of meat and other food products. The Perishable category includes fresh meats, frozen items, refrigerated meal solutions, sausages, hams, wieners, guacamole, and bacon (excluding JOTS products). The Poultry category is composed primarily of JOTS products. Shelf-stable includes canned luncheon meats, shelf-stable microwaveable meals, stews, chilies, hash, meat spreads, flour and corn tortillas, salsas, tortilla chips, peanut butter, and other items that do not require refrigeration. The Miscellaneous category primarily consists of nutritional food products and supplements, sugar and sugar substitutes, dessert and drink mixes, and industrial gelatin products. The percentages of total revenues contributed by classes of similar products for the last three fiscal years are as follows:

	Fiscal Year Ended
	October 25,	October 26,	October 27,
	2015	2014	2013
Perishable	53.0%	54.5%	53.3%
Poultry	18.6	18.4	18.8
Shelf-stable	18.4	19.0	19.0
Miscellaneous	10.0	8.1	8.9
	100.0%	100.0%	100.0%

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

	Fiscal Year Ended
	October 25,	October 26,	October 27,
(in thousands)	2015	2014	2013
United States	$8,721,722	$8,708,042	$8,193,730
Foreign	542,141	608,214	557,924
	$9,263,863	$9,316,256	$8,751,654

In fiscal 2015, sales to Wal-Mart Stores, Inc. (Wal-Mart) represented $1.43 billion or 13.9 percent of the Company’s consolidated revenues (measured as gross sales less returns and allowances). In fiscal 2014, sales to Wal-Mart represented $1.43 billion or 14.1 percent of the Company’s consolidated revenues. Wal-Mart is a customer for all five segments of the Company.

NOTE Q

Quarterly Results of Operations (Unaudited)

The following tabulations reflect the unaudited quarterly results of operations for the years ended October 25, 2015, and October 26, 2014.

				Net Earnings
				Attributable to	Basic	Diluted
		Gross	Net	Hormel Foods	Earnings	Earnings
(in thousands, except per share data)	Net Sales	Profit	Earnings	Corporation(1)	Per Share	Per Share
2015
First quarter	$ 2,395,073	$ 444,605	$ 172,430	$ 171,718	$ 0.65	$ 0.64
Second quarter	2,279,345	459,556	180,435	180,201	0.68	0.67
Third quarter	2,188,587	409,390	146,956	146,938	0.56	0.54
Fourth quarter	2,400,858	495,030	187,443	187,231	0.71	0.69
2014
First quarter	$ 2,242,672	$ 398,642	$ 154,458	$ 153,348	$ 0.58	$ 0.57
Second quarter	2,244,866	378,758	140,706	140,090	0.53	0.52
Third quarter	2,284,947	363,999	139,014	137,975	0.52	0.51
Fourth quarter	2,543,771	423,584	171,848	171,264	0.65	0.63

(1) Excludes net earnings attributable to the Company’s noncontrolling interests.

Shareholder Information

Independent Auditors

Ernst & Young LLP

220 South Sixth Street, Ste. 1400

Minneapolis, MN 55402-4509

Stock Listing

Hormel Foods Corporation’s common stock is traded on the New York Stock Exchange under the symbol HRL. The CUSIP number is 440452100.

There are approximately 11,700 record stockholders and 70,600 stockholders whose shares are held in street name by brokerage firms and financial institutions.

Common Stock Data

The high and low prices of the company’s common stock and the dividends per share declared for each fiscal quarter of 2015 and 2014, respectively, are shown below:

2015	High	Low	Dividend
First Quarter	$55.40	$50.06	$0.25
Second Quarter	58.98	50.13	0.25
Third Quarter	59.36	54.15	0.25
Fourth Quarter	69.97	56.89	0.25
2014	High	Low	Dividend
First Quarter	$46.75	$41.93	$0.20
Second Quarter	49.47	42.81	0.20
Third Quarter	49.87	46.02	0.20
Fourth Quarter	53.12	44.91	0.20

Transfer Agent and Registrar

Wells Fargo Shareowner Services

1110 Centre Pointe Curve, Suite 101

MAC N9173-010

Mendota Heights, MN 55120

www.shareowneronline.com

For the convenience of stockholders, a toll free number (1-877-536-3559) can be used whenever questions arise regarding changes in registered ownership, lost or stolen certificates, address changes, or other matters pertaining to the transfer of stock or stockholder records. When requesting information, stockholders must provide their Wells Fargo account number or tax identification number, the name(s) in which their stock is registered, and their record address.

The company participates in the Direct Registration Profile Modification System (DRPMS). Transfers or issuances of shares are now issued in book-entry form, unless you specifically request a stock certificate. A statement will be delivered to you reflecting any transactions processed in your account.

The transfer agent makes stockholder account data available to stockholders of record via the Internet. This service allows stockholders to view various account details, such as certificate information, dividend payment history, and/or dividend reinvestment plan records, over a secure Internet connection with the required entry of an account number and authentication ID. Information is available 24 hours per day, 7 days a week. If you are interested, you may use the web site www.shareowneronline.com and access “Sign Up Now!” to arrange for setup.

Dividend Reinvestment Plan

Hormel Foods Corporation’s Dividend Reinvestment Plan, available to record stockholders, allows for full dividend reinvestment and voluntary cash purchases with brokerage commissions or other service fees paid by the Company. Automatic debit for cash contribution is also available. This is a convenient method to have money automatically withdrawn each month from a checking or savings account and invested in your Dividend Reinvestment Plan account. To enroll in the plan or obtain additional information, contact Wells Fargo Shareowner Services, using the address or telephone number provided, listed previously in this section as Company transfer agent and registrar. Enrollment in the plan is also available on the Internet at www.shareowneronline.com.

An optional direct dividend deposit service offers stockholders a convenient method of having quarterly dividend payments electronically deposited into their personal checking or savings account. The dividend payment is made in the account each payment date, providing stockholders with immediate use of their money. For information about the service and how to participate, contact Wells Fargo Shareowner Services, transfer agent. You may also activate this feature on the Internet at www.shareowneronline.com.

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

Annual Meeting

The Annual Meeting of Stockholders will be held on Tuesday, January 26, 2016 in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m. (CT).

Questions about Hormel Foods

Stockholder Inquiries

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

Stock Performance Chart

Comparison of 5-year cumulative total return*

— Hormel Foods Corporation     – – – S&P 500    ••• S&P / 500 Packaged Foods & Meats

*$100 invested on 10/29/10 in stock or index - including reinvestment of dividends.

Corporate Officers

Jeffrey M. Ettinger*	Lawrence C. Lyons	Kurt F. Mueller
Chairman of the Board and	Senior Vice President,	Vice President,
Chief Executive Officer	Human Resources	Senior Vice President, Sales
Consumer Products Sales
James P. Snee*	Lori J. Marco
President and Chief Operating Officer	Senior Vice President,	Jeff A. Nuytten
(effective 10/26/2015)	External Affairs and General Counsel	Vice President,
Refrigerated Foods Operations
Jody H. Feragen*	Kevin L. Myers, Ph.D.
Executive Vice President and	Senior Vice President,	Mark J. Ourada
Chief Financial Officer	Research and Development	Vice President,
Foodservice Sales
Steven G. Binder	D. Scott Aakre
Executive Vice President;	Vice President,	James R. Schroeder
President, Hormel Business Units	Corporate Innovation	Vice President,
	and New Product Development	Engineering
Jeffrey R. Baker
Group Vice President,	Richard A. Carlson	Patrick J. Schwab
Foodservice	Vice President,	Vice President
(effective 10/26/2015)	Quality Management	Senior Vice President, Sales
Consumer Products Sales
Deanna T. Brady	Mark A. Coffey
Group Vice President;	Vice President,	James N. Sheehan
President, Consumer Products Sales	Affiliated Business Units	Vice President and
(effective 10/26/2015)	Refrigerated Foods	Controller

Thomas R. Day	Patrick J. Connor	Donald J. Temperley
Group Vice President,	Vice President,	Vice President,
Refrigerated Foods	Senior Vice President, Sales	Grocery Products Operations
Consumer Products Sales
Donald H. Kremin		Mark D. Vaupel
Group Vice President,	Roland G. Gentzler	Vice President,
Specialty Foods	Vice President, Finance	Information Technology Services
and Treasurer
Glenn R. Leitch		Steven J. Venenga
Group Vice President;	Jeffrey A. Grev	Vice President,
President, Jennie-O Turkey Store, Inc.	Vice President,	Meat Products Marketing
Legislative Affairs
James M. Splinter		Wendy A. Watkins
Group Vice President,	Fred D. Halvin	Vice President,
Grocery Products	Vice President,	Corporate Communications
Corporate Development
Larry L. Vorpahl		David F. Weber
Group Vice President;	Brian D. Johnson	Vice President,
President, Hormel Foods International	Vice President and	Foodservice Marketing
Corporation	Corporate Secretary	(effective 10/26/2015)
(effective 10/26/2015)
	Luis G. Marconi	James T. Anderson
Bryan D. Farnsworth	Vice President,	Assistant Controller
Senior Vice President,	Grocery Products Marketing
Supply Chain		*Director

Printed on recycled paper. Please recycle.
Cover and pages 1-12 contain 10% total recovered fiber/all post-consumer waste, FSC:® Certified Fiber. Pages 13-66 contain 30% total recovered fiber/all post-consumer waste, FSC:® Certified Fiber.