Form 10-K, Exhibit 13
period 2016-10-30
HORMEL FOODS CORP /DE/
filed 2016-12-21
CIK 48465

Exhibit 13.1

Selected Financial Data

(in thousands, except per share amounts)	2016	2015	2014	2013	2012

Operations
Net Sales	$9,523,224	$9,263,863	$9,316,256	$8,751,654	$8,230,670
Net Earnings	890,517	687,264	606,026	530,076	504,961
Net Earnings Attributable to Hormel Foods Corporation	890,052	686,088	602,677	526,211	500,050
% of net sales	9.35%	7.41%	6.47%	6.01%	6.08%
EBIT (1)	1,323,430	1,066,144	928,271	802,124	759,763
% of net sales	13.90%	11.51%	9.96%	9.17%	9.23%
EBITDA (2)	1,455,398	1,199,578	1,058,315	926,974	879,257
% of net sales	15.28%	12.95%	11.36%	10.59%	10.68%
Return on Invested Capital (3)	19.04%	15.62%	15.79%	14.92%	16.43%

Financial Position
Total Assets	6,370,067	6,139,831	5,455,619	4,915,880	4,563,966
Long-term Debt less Current Maturities	250,000	250,000	250,000	250,000	250,000
Hormel Foods Corporation Shareholders’ Investment	4,448,006	3,998,198	3,605,678	3,311,040	2,819,455

Selected Cash Flow Data
Depreciation and Amortization	131,968	133,434	130,044	124,850	119,494
Capital Expenditures	255,524	144,063	159,138	106,762	132,303
Acquisitions of Businesses	280,889	770,587	466,204	665,415	168
Share Repurchase	87,885	24,928	58,937	70,819	61,366
Dividends Paid	$ 296,493	$ 250,834	$ 203,156	$ 174,320	$ 152,204

Common Stock**
Weighted-Average Shares Outstanding – Basic	529,290	528,143	527,624	528,635	526,932
Weighted-Average Shares Outstanding – Diluted	542,473	541,002	540,431	540,449	537,782
Earnings per Share – Basic	$ 1.68	$ 1.30	$ 1.14	$ 1.00	$ 0.95
Earnings per Share – Diluted	1.64	1.27	1.12	0.97	0.93
Dividends per Share	0.58	0.50	0.40	0.34	0.30
Hormel Foods Corporation Shareholders’ Investment per Share	8.42	7.57	6.84	6.28	5.36

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

(in thousands)	2016	2015	2014	2013	2012
(1) EBIT:
Net Earnings Attributable to Hormel Foods Corporation	$ 890,052	$ 686,088	$ 602,677	$ 526,211	$ 500,050
Plus: Income Tax Expense	426,698	369,879	316,126	268,431	253,374
Plus: Interest Expense	12,871	13,111	12,704	12,453	12,859
Less: Interest and Investment Income	6,191	2,934	3,236	4,971	6,520
EBIT	$1,323,430	$1,066,144	$ 928,271	$ 802,124	$ 759,763
(2) EBITDA:
EBIT per (1) above	1,323,430	1,066,144	928,271	802,124	759,763
Plus: Depreciation and Amortization	131,968	133,434	130,044	124,850	119,494
EBITDA	$1,455,398	$1,199,578	$1,058,315	$ 926,974	$ 879,257
(3) Return on Invested Capital:
EBIT per (1) above	1,323,430	1,066,144	928,271	802,124	759,763
X (1 – Effective Tax Rate*)	67.59%	64.97%	65.59%	66.22%	66.37%
After-tax EBIT	$ 894,506	$ 692,674	$ 608,887	$ 531,166	$ 504,257
Divided by:
Total Debt	250,000	435,000	250,000	250,000	250,000
Hormel Foods Corporation Shareholders’ Investment	4,448,006	3,998,198	3,605,678	3,311,040	2,819,455
Total Debt and Shareholders’ Investment	$4,698,006	$4,433,198	$3,855,678	$3,561,040	$3,069,455
Return on Invested Capital	19.04%	15.62%	15.79%	14.92%	16.43%

* Excluding earnings attributable to noncontrolling interests.

** Shares and per share figures have been restated to reflect the two-for-one stock split distributed on February 9, 2016.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Fiscal 2016: Hormel Foods achieved record earnings for fiscal 2016, as we celebrated the Company’s 125th anniversary. Sales for the year were $9.5 billion, a 3 percent increase from last year with three of five segments contributing to the sales growth. Fiscal 2016 included an extra week compared to the prior year. Net earnings attributable to the Company for fiscal 2016 were $890.1 million, a 30 percent increase from $686.1 million in fiscal 2015 with four segments delivering double-digit earnings growth. Diluted earnings per share for fiscal 2016 increased 29 percent to $1.64 compared to $1.27 per share last year. Fiscal 2016 net earnings increased 25 percent over 2015 non-GAAP adjusted net earnings of $714.4 million. Fiscal 2016 diluted earnings per share increased 24 percent over 2015 non-GAAP adjusted net earnings of $1.32 per share (see explanation of non-GAAP financial measures in the Consolidated Results section).

Significant performance improvements, including double-digit earnings increases for the Refrigerated Foods, Jennie-O Turkey Store (JOTS), Grocery Products, and Specialty Foods segments, drove financial results for the year. The International & Other segment also had improved profitability compared to the prior year. Financial performance for the Refrigerated Foods segment was led by solid gains in many value-added products including foodservice sales of Hormel® Bacon1TM fully cooked bacon and Hormel® Fire BraisedTM meats and retail sales of Hormel Gatherings® party trays and Hormel® Natural Choice® lunchmeats. The addition of Applegate and favorable market conditions also benefited the Refrigerated Foods segment. The JOTS segment delivered significant sales and earnings growth as they recovered from the effects of highly pathogenic avian influenza (HPAI) in the prior year. Strong demand for fresh, lean ground turkey products was a leading contributor to the year’s improved performance. The Grocery Products segment experienced notable sales growth for SKIPPY® peanut butter, the SPAM® family of products, and Hormel® chili. The segment was also aided by growth of Wholly Guacamole® refrigerated dips and Herdez® salsas in MegaMex Foods along with favorable input costs. Specialty Foods segment profit improved on the contributions of Muscle Milk® sports nutrition products, offsetting the impacts of the divestiture of Diamond Crystal Brands (DCB) in May. The International & Other segment results exceeded last year as improved contributions from pork exports and growth of SKIPPY® peanut butter in China covered higher raw material costs and soft demand for retail meat products in China. General corporate expense was higher due primarily to an increase in employee-related expenses.

Our financial performance continued to generate strong operating cash flows. We acquired Justin’s, LLC, for $280.9 million. The Justin’s® brand is a leader in the nut butter-based snacking category. We repurchased 2.4 million shares of common stock in fiscal 2016, spending $87.9 million. The annual dividend for 2017 will be $0.68 per share and marks the 51st consecutive year of dividend increases, representing an increase of 17 percent after a 16 percent increase last year.

Fiscal 2017 Outlook: We are pleased with our momentum heading into fiscal 2017 and expect revenue growth to continue as we progress through the year. The inclusion of Justin’s® specialty nut butters and contributions from branded products such as SKIPPY® peanut butter and Herdez® salsas are expected to drive improved Grocery Products results. We anticipate strong demand for value-added retail and foodservice products in Refrigerated Foods, supported by contributions from Applegate and favorable input costs. Refrigerated Foods sales growth will be muted by the anticipated sale of Farmer John. The JOTS segment should benefit from increased demand for Jennie-O® branded products and stable grain prices. Specialty Foods is expected to generate sales and earnings growth net of the DCB divestiture, benefiting from continued growth of Muscle Milk® protein nutrition products. We expect the International & Other segment to achieve year-over-year improved results through the expansion of our business in China, led by the opening of our new plant in Jiaxing, China, along with increased sales of the SPAM® and SKIPPY® family of products.

We continue to put a top priority on product innovation, process improvement, and building our branded, value-added product lines. We strive to stay current with the dynamics of a changing marketplace and changing consumer needs, introducing new flavors, convenience, and creative menu options in order to keep our products relevant with consumers and customers. We plan to support numerous iconic brands with continued advertising in fiscal 2017. Strong cash flow, along with a solid balance sheet, will enable us to continue to return cash to shareholders while providing the foundation to expand our business through internal investment and strategic acquisitions.

Critical Accounting Policies

This discussion and analysis of financial condition and results of operations is based upon the consolidated financial statements of Hormel Foods Corporation (the Company), which have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company evaluates, on an ongoing basis, its estimates for reasonableness as changes occur in its business environment. The Company bases its estimates on experience, the use of independent third-party specialists, and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments, estimates, and uncertainties, and potentially result in materially different results under different assumptions and conditions. The Company believes the following are its critical accounting policies:

Stock Split: Unless otherwise noted, all prior year share amounts and per share calculations throughout this Annual Report have been restated to reflect the impact of the two-for-one stock split distributed on February 9, 2016.

Revenue Recognition: The Company recognizes sales when title passes upon delivery of its products to customers, net of applicable provisions for discounts, returns, and allowances. Products are delivered upon receipt of customer purchase orders with acceptable terms, including price and reasonably assured collectability.

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

In conducting the initial qualitative assessment, the Company analyzes actual and projected growth trends for net sales, gross margin, and segment profit for each reporting unit, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, each reporting unit assesses critical areas that may impact their business, including macroeconomic conditions and the related impact, market-related exposures, any plans to market all or a portion of their business, competitive changes, new or discontinued product lines, changes in key personnel, or any other potential risks to their projected financial results.

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

During fiscal 2016, 2015, and 2014, as a result of the qualitative testing performed, no impairment charges were recorded other than for the DCB assets held for sale in fiscal 2016 and 2015.

In conducting the annual impairment test for its indefinite-lived intangible assets, the Company first performs a qualitative assessment to determine whether it is more likely than not (> 50% likelihood) that an indefinite-lived intangible asset is impaired. If the Company concludes this is the case, then a quantitative test for impairment must be performed. Otherwise, the Company does not need to perform a quantitative test.

In conducting the initial qualitative assessment, the Company analyzes growth rates for historical and projected net sales and the results of prior quantitative tests performed. Additionally, the Company assesses critical areas that may impact its intangible assets or the applicable royalty rates to determine if there are factors that could indicate impairment of the asset.

If performed, the quantitative impairment test compares the fair value to the carrying value of the indefinite-lived intangible asset. The fair value of indefinite-lived intangible assets is primarily determined on the basis of estimated discounted value, using the relief from royalty method (Level 3). This method incorporates assumptions regarding future sales projections and discount rates. If the carrying value exceeds fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded. Even if not required, the Company periodically elects to perform the quantitative test in order to confirm the qualitative assessment.

Based on the qualitative assessment conducted in fiscal 2016, performance of the quantitative test was not required for any of the Company’s indefinite-lived intangible assets. No impairment charges were recorded for indefinite-lived intangible assets for fiscal 2016, 2015, or 2014.

Employee Benefit Plans: The Company incurs expenses relating to employee benefits, such as noncontributory defined benefit pension plans and post-retirement health care benefits. In accounting for these employment costs, management must make a variety of assumptions and estimates including mortality rates, discount rates, overall compensation increases, expected return on plan assets, and health care cost trend rates. The Company considers historical data as well as current facts and circumstances when determining these estimates. The Company uses third-party specialists to assist management in the determination of these estimates and the calculation of certain employee benefit expenses and the outstanding obligation.

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

Contingent Liabilities: At any time, the Company may be subject to investigations, legal proceedings, or claims related to the on-going operation of its business, including claims both by and against the Company. Such proceedings typically involve claims related to product liability, contract disputes, wage and hour laws, employment practices, or other actions brought by employees, consumers, competitors, or suppliers. The Company routinely assesses the likelihood of any adverse outcomes related to these matters on a case by case basis, as well as the potential ranges of losses and fees. The Company establishes accruals for its potential exposure, as appropriate, for claims against the Company when losses become probable and reasonably estimable. Where the Company is able to reasonably estimate a range of potential losses, the Company records the amount within that range which constitutes the Company’s best estimate. The Company also discloses the nature and range of loss for claims against the Company when losses are reasonably possible and material. These accruals and disclosures are determined based on the facts and circumstances related to the individual cases and require estimates and judgments regarding the interpretation of facts and laws, as well as the effectiveness of strategies or factors beyond our control.

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

Refrigerated Foods	This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork, beef, chicken, and turkey products for retail, foodservice, and fresh product customers.

Jennie-O Turkey Store	This segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for retail, foodservice, and fresh product customers.

Specialty Foods	This segment consists of the processing, marketing, and sale of nutritional and private label shelf-stable products to retail, foodservice, and industrial customers.

International & Other

This segment includes Hormel Foods International, which manufactures, markets, and sells Company products internationally. This segment also includes the results from the Company’s international joint ventures.

The Company’s fiscal year consisted of 53 weeks in 2016. Fiscal years 2015 and 2014 consisted of 52 weeks.

FISCAL YEARS 2016 AND 2015:

Consolidated Results

Net Earnings and Diluted Earnings per Share

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in millions, except per share amounts)	2016	2015	% Change	2016	2015	% Change
Net earnings	$243.9	$187.2	30.3	$890.1	$686.1	29.7
Diluted earnings per share	0.45	0.35	28.6	1.64	1.27	29.1
Adjusted net earnings	243.9	199.9(1)	22.0	890.1	714.4(1)	24.6
Adjusted diluted earnings per share	0.45	0.37(1)	21.6	1.64	1.32(1)	24.2

(1)  The non-GAAP adjusted financial measurements are presented to provide investors additional information to facilitate the comparison of past and present operations. The non-GAAP adjusted financial measurements are used for internal purposes to evaluate the results of operations and to measure a component of certain employee incentive plans in fiscal year 2015. Non-GAAP measurements are not intended to be a substitute for U.S. GAAP measurements in analyzing financial performance. These non-GAAP measurements are not in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies.

Adjusted net earnings and diluted net earnings per share exclude charges relating to the closure of the Stockton, California, manufacturing facility and the exit from international joint venture businesses in the first quarter of fiscal 2015, and charges relating to the goodwill impairment charge associated with the DCB business and an adjustment to the contingent consideration accrual for CytoSport in the fourth quarter of fiscal 2015. The tables below show the calculations to reconcile from the non-GAAP adjusted measures to the GAAP measures in both the fourth quarter and full year of fiscal 2015.

			Fourth Quarter
				2015	Diamond	CytoSport
				Non-GAAP	Crystal	Contingent
			2016	Adjusted	Brands	Consideration	2015 GAAP
(in thousands, except per share amounts)			Earnings	Earnings	Impairment	Adjustment	Earnings
Grocery Products			$ 82,734	$ 78,772	$ –	$ –	$ 78,772
Refrigerated Foods			168,040	111,287	–	–	111,287
Jennie-O Turkey Store			92,299	73,227	–	–	73,227
Specialty Foods			20,182	35,015	(21,537)	8,870	22,348
International & Other			19,570	23,300	–	–	23,300
Total segment operating profit			$ 382,825	$ 321,601	$(21,537)	$8,870	$ 308,934
General corporate expense			(17,325)	(16,649)	–	–	(16,649)
Net interest & investment expense			(1,017)	(3,341)	–	–	(3,341)
Earnings before income taxes			$ 364,483	$ 301,611	$(21,537)	$8,870	$ 288,944
Income taxes			(120,543)	(101,713)	–	–	(101,713)
Net earnings attributable to Hormel Foods Corporation			$ 243,940	$ 199,898	$(21,537)	$8,870	$ 187,231
Diluted net earnings per share			$ 0.45	$ 0.37	$ (0.04)	$ 0.02	$ 0.35

	Fiscal Year
		2015			Diamond	CytoSport
		Non-GAAP	Stockton		Crystal	Contingent
(in thousands,	2016	Adjusted	Plant	International	Brands	Consideration	2015 GAAP
except per share amounts)	Earnings	Earnings	Closure	Business Exit	Impairment	Adjustment	Earnings
Grocery Products	$ 268,461	$ 239,108	$(10,526)	$ –	$ –	$ –	$ 228,582
Refrigerated Foods	585,652	424,968	–	–	–	–	424,968
Jennie-O Turkey Store	329,427	276,217	–	–	–	–	276,217
Specialty Foods	110,917	105,925	–	–	(21,537)	8,870	93,258
International & Other	78,409	87,864	–	(9,546)	–	–	78,318
Total segment operating profit	$1,372,866	$1,134,082	$(10,526)	$(9,546)	$(21,537)	$8,870	$1,101,343
General corporate expense	(49,436)	(35,199)	–	–	–	–	(35,199)
Net interest & investment expense	(6,680)	(10,177)	–	–	–	–	(10,177)
Earnings before income taxes	$1,316,750	$1,088,706	$(10,526)	$(9,546)	$(21,537)	$8,870	$1,055,967
Income taxes	(426,698)	(374,334)	3,685	770	–	–	(369,879)
Net earnings attributable to Hormel Foods Corporation	$ 890,052	$ 714,372	$ (6,841)	$(8,776)	$(21,537)	$8,870	$ 686,088
Diluted net earnings per share	$ 1.64	$ 1.32	$ (0.01)	$ (0.02)	$ (0.04)	$ 0.02	$ 1.27

Net Sales

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in millions)	2016	2015	% Change	2016	2015	% Change
Net sales	$2,627.9	$2,400.9	9.5	$9,523.2	$9,263.9	2.8
Tonnage (lbs.)	1,421.0	1,308.3	8.6	5,192.0	5,109.5	1.6

Four of the Company’s five segments posted sales growth in the fourth quarter, more than offsetting lower sales for the Specialty Foods segment, which was impacted by the divestiture of DCB on May 9, 2016. Strong value-added sales for the Refrigerated Foods and JOTS segments drove higher sales for the fourth quarter.

Positive momentum in the second half of the year led to improved net sales results for both the fourth quarter and fiscal year. Sales in the first half of the year were tempered by lower turkey volumes in the JOTS segment and soft export demand in the International & Other segment. JOTS posted strong results in both the fourth quarter and fiscal year as production volumes returned to normalized levels during the third quarter. The Refrigerated Foods and Grocery Products segments experienced strong value-added product sales. Due to challenging market conditions in China, fiscal 2016 net sales declined for the International & Other segment.

Moving into fiscal 2017, the Company expects continued growth for value-added products such as SKIPPY® peanut butter and Herdez® salsas, along with the addition of Justin’s® specialty nut butters in the Grocery Products segment. JOTS should benefit from increased demand for Jennie-O® branded products and stable grain prices. Continued strong momentum of both retail and foodservice value-added sales is anticipated for the Refrigerated Foods segment. The International & Other segment should show growth through increased export sales and sales growth in the Company’s China operations. Growth of Muscle Milk® protein nutrition products is expected to drive sales for the Specialty Foods segment.

Cost of Products Sold

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in millions)	2016	2015	% Change	2016	2015	% Change
Cost of products sold	$2,029.4	$1,905.8	6.5	$7,365.0	$7,455.3	(1.2)

The increase in cost of products sold for the fourth quarter of fiscal 2016 is primarily a result of higher sales volumes of JOTS products. JOTS sales volumes declined in fiscal 2015 as HPAI significantly impacted the availability of raw materials. For the fiscal year, cost of products sold decreased due to lower pork input costs for the Refrigerated Foods and Grocery Products segments along with lower grain costs for JOTS and favorable input costs for Specialty Foods. In the first quarter of fiscal 2015, charges totaling $10.5 million were recognized for the closure of the Stockton, California, manufacturing facility.

Gross Profit

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in millions)	2016	2015	% Change	2016	2015	% Change
Gross profit	$598.5	$495.0	20.9	$2,158.2	$1,808.6	19.3
Percentage of net sales	22.8	20.6		22.7	19.5

Higher margins from the JOTS, Refrigerated Foods, Grocery Products, and Specialty Foods segments in the fourth quarter of fiscal 2016 offset lower results in the International & Other segment. The improved gross profit for JOTS is the result of strong value-added sales following the recovery from HPAI. Margins in the Refrigerated Foods and Grocery Products segments were driven by value-added sales growth and favorable market conditions. For fiscal 2016, strong value-added sales results across the Company’s segments boosted margins.

The Company expects overall favorable market conditions in fiscal 2017. Continued low input costs should benefit the value-added products within the Refrigerated Foods and Grocery Products segments, while stable grain prices will benefit JOTS. The International & Other segment is entering 2017 anticipating improved results in China. The Specialty Foods segment expects to deliver increases through growth of Muscle Milk® protein nutrition products.

Selling, General and Administrative (SG&A)

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in millions)	2016	2015	% Change	2016	2015	% Change
SG&A	$244.0	$189.0	29.1	$872.0	$743.6	17.3
Percentage of net sales	9.3	7.9		9.2	8.0

The Company increased advertising expense by $58.8 million and incurred $24.2 million higher employee-related expenses in fiscal 2016. Fiscal 2016 includes higher advertising for the Company’s value-added products along with the addition of Applegate’s advertising expenses. In fiscal 2017, the Company intends to continue to build brand awareness through advertising investments and anticipates advertising expense to be similar to fiscal 2016. The Company will continue to invest in key brands such as Jennie-O® products, Hormel® Natural Choice® meats, Hormel® pepperoni, SKIPPY® peanut butter, the SPAM® family of products, Wholly Guacamole® dips, and Muscle Milk® protein nutrition products.

Research and development expenses were $9.6 million and $34.7 million for the fiscal 2016 fourth quarter and year, respectively, compared to $8.5 million and $32.0 million in fiscal 2015.

Goodwill Impairment Charge: Goodwill impairment charges related to the divestiture of DCB of $1.0 million and $21.5 million were recorded in the second quarter of fiscal 2016 and fourth quarter of fiscal 2015, respectively.

Equity in Earnings of Affiliates

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in millions)	2016	2015	% Change	2016	2015	% Change
Equity in earnings of affiliates	$11.2	$8.0	40.0	$38.7	$23.9	61.9

The increase for both the fourth quarter and fiscal 2016 was largely the result of improved earnings from the Company’s 50 percent-owned MegaMex joint venture.

The Company accounts for its majority-owned operations under the consolidation method. Investments in which the Company owns a minority interest, and for which there are no other indicators of control, are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the Consolidated Statements of Financial Position as investments in and receivables from affiliates. The composition of this line item at October 30, 2016, was as follows:

(in thousands)	Investments/Receivables
Country
United States	$180,437
Foreign	59,153
Total	$239,590

Effective Tax Rate

	Fourth Quarter Ended		Year Ended
	October 30,	October 25,	October 30,	October 25,
	2016	2015	2016	2015
Effective tax rate	33.0%	35.2%	32.4%	35.0%

The lower comparative tax rate for the fourth quarter was due to the impact of the fiscal 2015 DCB goodwill impairment charge. The fiscal 2016 rate was lower due to the benefit from a foreign tax credit, along with a comparison to the unfavorable impact of the exit from international joint venture businesses in fiscal 2015. The Company expects the effective tax rate in fiscal 2017 to be between 33.0 and 33.5 percent.

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

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in thousands)	2016	2015	% Change	2016	2015	% Change
Net Sales
Grocery Products	$ 491,724	$ 422,570	16.4	$1,684,756	$1,617,680	4.1
Refrigerated Foods	1,237,276	1,149,496	7.6	4,647,173	4,372,347	6.3
Jennie-O Turkey Store	541,409	420,312	28.8	1,740,968	1,635,776	6.4
Specialty Foods	216,674	269,887	(19.7)	939,134	1,103,359	(14.9)
International & Other	140,858	138,593	1.6	511,193	534,701	(4.4)
Total Net Sales	$2,627,941	$2,400,858	9.5	$9,523,224	$9,263,863	2.8
Segment Operating Profit
Grocery Products	$ 82,734	$ 78,772	5.0	$ 268,461	$ 228,582	17.4
Refrigerated Foods	168,040	111,287	51.0	585,652	424,968	37.8
Jennie-O Turkey Store	92,299	73,227	26.0	329,427	276,217	19.3
Specialty Foods	20,182	22,348	(9.7)	110,917	93,258	18.9
International & Other	19,570	23,300	(16.0)	78,409	78,318	0.1
Total Segment Operating Profit	$ 382,825	$ 308,934	23.9	$1,372,866	$1,101,343	24.7
Net interest and investment expense (income)	1,017	3,341	(69.6)	6,680	10,177	(34.4)
General corporate expense	17,325	16,649	4.1	49,436	35,199	40.4
Less: Noncontrolling interest	250	212	17.9	465	1,176	(60.5)
Earnings Before Income Taxes	$ 364,733	$ 289,156	26.1	$1,317,215	$1,057,143	24.6

Grocery Products: Results for the Grocery Products segment compared to the prior year are as follows:

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in thousands)	2016	2015	% Change	2016	2015	% Change
Net sales	$491,724	$422,570	16.4	$1,684,756	$1,617,680	4.1
Tonnage (lbs.)	258,386	230,170	12.3	906,202	890,735	1.7
Segment profit	$ 82,734	$ 78,772	5.0	$ 268,461	$ 228,582	17.4

Results reflect the addition of Justin’s acquired on May 25, 2016. Justin’s contributed incremental sales of $24.3 million in the fourth quarter and $36.8 million for the twelve months ended October 30, 2016. Increased sales of SPAM® luncheon meat, SKIPPY® peanut butter, Wholly Guacamole® dips, and Herdez® salsas also contributed to the improved sales results in the fourth quarter and full year of fiscal 2016.

Fourth quarter and full year segment profit results benefited from the net sales growth noted above along with favorable beef and pork input costs. Charges totaling $10.5 million related to the closure of the Stockton, California, manufacturing facility impacted the first quarter of fiscal 2015.

Looking ahead to fiscal 2017, the Company anticipates positive momentum in SKIPPY® peanut butter products, Herdez® salsas, and Wholly Guacamole® dips in addition to Justin’s® for Grocery Products.

Refrigerated Foods: Results for the Refrigerated Foods segment compared to the prior year are as follows:

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in thousands)	2016	2015	% Change	2016	2015	% Change
Net sales	$1,237,276	$1,149,496	7.6	$4,647,173	$4,372,347	6.3
Tonnage (lbs.)	658,506	601,857	9.4	2,493,358	2,368,804	5.3
Segment profit	$ 168,040	$ 111,287	51.0	$ 585,652	$ 424,968	37.8

Results reflect the addition of Applegate acquired on July 13, 2015, contributing an incremental $236.8 million of net sales and 36.0 million pounds for fiscal 2016.

Many of the Company’s value-added products enjoyed strong sales growth during the fourth quarter. Foodservice sales of Hormel® Bacon 1TM fully cooked bacon and Hormel® Fire BraisedTM meats along with retail sales of Applegate® deli meats, Hormel® Natural Choice® meats, and Hormel Gatherings® party trays drove the sales growth for the fourth quarter.

Segment profit results for the fourth quarter were driven by strong results from the Company’s value-added products and favorable raw material markets. Fiscal 2016 benefitted from lower input costs, the addition of Applegate, and strong foodservice results.

Looking forward, the Company anticipates low input costs to provide a benefit for the Refrigerated Foods value-added products in addition to positive momentum in both retail and foodservice channels. In November 2016, subsequent to the end of the fiscal year, the Company entered into an agreement for the sale of Farmer John, which will partially offset the sales gains expected for value-added products.

Jennie-O Turkey Store: Results for the JOTS segment compared to the prior year are as follows:

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in thousands)	2016	2015	% Change	2016	2015	% Change
Net sales	$541,409	$420,312	28.8	$1,740,968	$1,635,776	6.4
Tonnage (lbs.)	291,587	221,528	31.6	902,073	849,418	6.2
Segment profit	$ 92,299	$ 73,227	26.0	$ 329,427	$ 276,217	19.3

Net sales and segment profit exceeded last year, which was negatively impacted by HPAI. The HPAI outbreak last year created large volume shortfalls and corresponding declines in sales and operational efficiencies. Value-added sales of Jennie-O® foodservice products were strong in the fourth quarter, with growth coming from items in the raw boneless breast and sliced meat categories.

Retail sales of Jennie-O® lean ground turkey and Jennie-O® turkey bacon improved during the fourth quarter of fiscal 2016. For the year, lean ground tray pack, turkey bacon, and Jennie-O® Oven Ready® products drove the improved sales results.

Segment profit for the fourth quarter improved over last year, as the 2015 results reflected the impact of HPAI. Favorable input costs this year also provided benefits in both the quarter and year-to-date results.

JOTS expects to improve on its segment profit performance in fiscal 2017. The Company looks to continue the positive momentum in branded Jennie-O® products next year supported with continued media and promotional support.

Specialty Foods: Results for the Specialty Foods segment compared to the prior year are as follows:

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in thousands)	2016	2015	% Change	2016	2015	% Change
Net sales	$216,674	$269,887	(19.7)	$939,134	$1,103,359	(14.9)
Tonnage (lbs.)	127,053	177,784	(28.5)	583,267	702,110	(16.9)
Segment profit	$ 20,182	$ 22,348	(9.7)	$110,917	$ 93,258	18.9

The results for the fourth quarter and fiscal year reflect the May 9, 2016, divestiture of DCB, resulting in lower sales and tonnage in fiscal 2016. Muscle Milk® branded items posted strong sales growth throughout the fiscal year with increases across many product lines including protein powders and ready-to-drink protein beverages.

Fourth quarter segment profit declined versus the prior year primarily due to increased advertising. For the fiscal year, favorable input costs and operational synergies drove segment profit gains.

The Company expects the Specialty Foods segment to deliver sales and profit increases through the growth of Muscle Milk® protein nutrition products in fiscal 2017.

International & Other: Results for the International & Other segment compared to the prior year are as follows:

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in thousands)	2016	2015	% Change	2016	2015	% Change
Net sales	$140,858	$138,593	1.6	$511,193	$534,701	(4.4)
Tonnage (lbs.)	85,454	76,953	11.0	307,127	298,421	2.9
Segment profit	$ 19,570	$ 23,300	(16.0)	$ 78,409	$ 78,318	0.1

Pork exports drove net sales growth during the fourth quarter, as volumes and markets improved compared to the prior year. For the fiscal year, challenging market conditions and unfavorable exchange rates resulted in an overall decline in export sales compared to fiscal 2015. In China, the Company also experienced softness in the meat business throughout fiscal 2016, while the SKIPPY® peanut butter business continued to grow in both retail and foodservice channels.

Segment profit results for both the fourth quarter and fiscal year primarily reflect weaker margins for the China meat business and lower exports of branded items. These losses offset improved profitability for pork exports and growth in the China SKIPPY® peanut butter business. Stronger equity in earnings results did provide a benefit for the year. Fiscal 2015 results also included charges of $9.5 million related to the exit from international joint venture businesses.

Entering 2017, the International & Other segment expects improved export results across all key brands, including SPAM®, SKIPPY®, and Muscle Milk®. The Company anticipates pork markets will remain favorable in fiscal 2017, benefitting pork exports. Continued expansion in China is also projected as the Company’s new plant in Jiaxing, China, will provide additional capacity and in-country SPAM® luncheon meat production beginning in the spring of 2017. Hog costs in China are projected to remain high in the near-term, but are expected to moderate in the second half, which should enhance segment margins.

Unallocated Income and Expense: The Company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The Company also retains various other income and unallocated expenses at corporate. Equity in earnings of affiliates is included in segment operating profit; however, earnings attributable to the Company’s noncontrolling interests are excluded. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

	Fourth Quarter Ended		Year Ended
	October 30,	October 25,	October 30,	October 25,
(in millions)	2016	2015	2016	2015
Net interest and investment expense (income)	$ 1.0	$ 3.3	$ 6.7	$ 10.2
Interest expense	3.3	3.8	12.9	13.1
General corporate expense	17.3	16.6	49.4	35.2
Noncontrolling interest earnings	0.3	0.2	0.5	1.2

Net interest and investment expense was lower than last year due to higher interest income, favorable currency exchange, and improved returns on the rabbi trust. General corporate expense was higher for the both the fourth quarter and fiscal year primarily reflecting higher employee-related expenses.

FISCAL YEARS 2015 AND 2014:

Consolidated Results

Net Earnings and Diluted Earnings per Share

	Fourth Quarter Ended			Year Ended
	October 25,	October 26,		October 25,	October 26,
(in millions, except per share amounts)	2015	2014	% Change	2015	2014	% Change
Net earnings	$187.2	$171.3	9.3	$686.1	$602.7	13.8
Diluted earnings per share	0.35	0.32	9.4	1.27	1.12	13.4
Adjusted net earnings	199.9(1)	171.3	16.7	714.4(1)	602.7	18.5
Adjusted diluted earnings per share	0.37(1)	0.32	15.6	1.32(1)	1.12	17.9

(1)      The non-GAAP adjusted financial measurements are presented to provide investors additional information to facilitate the comparison of past and present operations. The non-GAAP adjusted financial measurements are used for internal purposes to evaluate the results of operations and to measure a component of certain employee incentive plans in fiscal 2015. Non-GAAP measurements are not intended to be a substitute for U.S. GAAP measurements in analyzing financial performance. These non-GAAP measurements are not in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies.

Adjusted net earnings and diluted net earnings per share exclude charges relating to the closure of the Stockton, California, manufacturing facility and the exit from international joint venture businesses in the first quarter of fiscal 2015, and charges relating to the goodwill impairment charge associated with the DCB business and an adjustment to the contingent consideration accrual for CytoSport in the fourth quarter of fiscal 2015. The tables below show the calculations to reconcile from the non-GAAP adjusted measures to the GAAP measures in both the fourth quarter and full year of fiscal 2015.

	Fourth Quarter
	2015	Diamond	CytoSport
	Non-GAAP	Crystal	Contingent
	Adjusted	Brands	Consideration	2015 GAAP
(in thousands, except per share amounts)	Earnings	Impairment	Adjustment	Earnings
Grocery Products	$ 78,772	$ –	$ –	$ 78,772
Refrigerated Foods	111,287	–	–	111,287
Jennie-O Turkey Store	73,227	–	–	73,227
Specialty Foods	35,015	(21,537)	8,870	22,348
International & Other	23,300			23,300
Total segment operating profit	$ 321,601	$(21,537)	$8,870	$ 308,934
General corporate expense	(16,649)	–	–	(16,649)
Net interest & investment expense	(3,341)	–	–	(3,341)
Earnings before income taxes	$ 301,611	$(21,537)	$8,870	$ 288,944
Income taxes	(101,713)	–	–	(101,713)
Net earnings attributable to Hormel Foods Corporation	$ 199,898	$(21,537)	$8,870	$ 187,231
Diluted net earnings per share	$ 0.37	$ (0.04)	$ 0.02	$ 0.35

	Fiscal Year 2015
	2015			Diamond	CytoSport
	Non-GAAP	Stockton	International	Crystal	Contingent
	Adjusted	Plant	Business	Brands	Consideration	2015 GAAP
(in thousands, except per share amounts)	Earnings	Closure	Exit	Impairment	Adjustment	Earnings
Grocery Products	$ 239,108	$(10,526)	$ –	$ –	$ –	$ 228,582
Refrigerated Foods	424,968	–	–	–	–	424,968
Jennie-O Turkey Store	276,217	–	–	–	–	276,217
Specialty Foods	105,925	–	–	(21,537)	8,870	93,258
International & Other	87,864	–	(9,546)	–	–	78,318
Total segment operating profit	$ 1,134,082	$(10,526)	$(9,546)	$(21,537)	$8,870	$1,101,343
General corporate expense	(35,199)	–	–	–	–	(35,199)
Net interest & investment expense	(10,177)	–	–	–	–	(10,177)
Earnings before income taxes	$ 1,088,706	$(10,526)	$(9,546)	$(21,537)	$8,870	$1,055,967
Income taxes	(374,334)	3,685	770	–	–	(369,879)
Net earnings attributable to Hormel Foods Corporation	$ 714,372	$ (6,841)	$(8,776)	$(21,537)	$8,870	$ 686,088
Diluted net earnings per share	$ 1.32	$ (0.01)	$ (0.02)	$ (0.04)	$ 0.02	$ 1.27

Net Sales

	Fourth Quarter Ended			Year Ended
	October 25,	October 26,		October 25,	October 26,
(in millions)	2015	2014	% Change	2015	2014	% Change
Net sales	$2,400.9	$2,543.8	(5.6)	$9,263.9	$9,316.3	(0.6)
Tonnage (lbs.)	1,308.3	1,336.5	(2.1)	5,109.5	5,000.9	2.2

Lower sales for the fourth quarter and fiscal year 2015 were primarily due to turkey supply shortages in the JOTS segment and price deflation in pork markets, impacting sales within the Refrigerated Foods and International & Other segments along with the dissolution of the Precept Foods joint venture at the end of fiscal 2014.

Net sales and tonnage for the fiscal 2015 fourth quarter and year were positively impacted by the following incremental sales from Applegate, CytoSport, and additional MegaMex products not included in the prior year:

(in thousands)	Fourth Quarter Ended		Year Ended
Segment	Net Sales	Tonnage (lbs.)	Net Sales	Tonnage (lbs.)
Specialty Foods	$ 13,209	5,463	$237,829	102,915
Grocery Products	26,478	16,415	95,942	64,404
Refrigerated Foods	80,352	12,670	92,796	14,646

Despite a strong start to fiscal 2015, the effects of HPAI on the turkey supply chain significantly impacted JOTS as the number of birds through the Company’s facilities was reduced in the second half of fiscal 2015. Value-added sales across the Company’s segments were strong, but price reductions taken on certain items in the Refrigerated Foods and International & Other segments due to declining pork markets tempered top-line results.

Cost of Products Sold

	Fourth Quarter Ended			Year Ended
	October 25,	October 26,		October 25,	October 26,
(in millions)	2015	2014	% Change	2015	2014	% Change
Cost of products sold	$1,905.8	$2,120.2	(10.1)	$7,455.3	$7,751.3	(3.8)

Lower pork input costs for the Refrigerated Foods, Grocery Products, and International & Other segments led to the decrease for the quarter and fiscal year of 2015, partially offset by additional product costs from the acquisition of Applegate for the fourth quarter and CytoSport for the fiscal year. Results for fiscal year 2015 also reflect charges totaling $10.5 million related to the closure of the Stockton, California, manufacturing facility.

Gross Profit

	Fourth Quarter Ended			Year Ended
	October 25,	October 26,		October 25,	October 26,
(in millions)	2015	2014	% Change	2015	2014	% Change
Gross profit	$495.0	$423.6	16.9	$1,808.6	$1,565.0	15.6
Percentage of net sales	20.6	16.7		19.5	16.8

Higher margins from the Grocery Products, Refrigerated Foods, and International & Other segments in the fourth quarter of fiscal 2015 offset lower margins in the JOTS and Specialty Foods segments. Favorable raw material and plant operating costs along with improved equity in earnings contributed to the growth for Grocery Products. The Refrigerated Foods segment posted solid margin gains in the fourth quarter of fiscal 2015 led by strong performance from Affiliated Foods. Positive results in China along with favorable costs on products such as SPAM® luncheon meat and SKIPPY® peanut butter in the International & Other segment aided margins. JOTS finished below fiscal 2014 as shortfalls due to flocks lost to HPAI lowered plant processing and sales volumes. For the year, synergies captured within the CytoSport and Century Foods operations contributed to the improved margins in fiscal 2015. Additionally, the Company’s value-added businesses within the Refrigerated Foods segment benefited from the lower input costs referenced above.

Selling, General and Administrative (SG&A)

	Fourth Quarter Ended			Year Ended
	October 25,	October 26,		October 25,	October 26,
(in millions)	2015	2014	% Change	2015	2014	% Change
SG&A	$189.0	$165.9	13.9	$743.6	$650.9	14.2
Percentage of net sales	7.9	6.5		8.0	7.0

The Company incurred $40.4 million higher employee-related expenses and $31.0 million higher advertising expenses in fiscal 2015 in addition to the added expenses related to the acquisitions of Applegate during the fourth quarter and CytoSport for the fiscal year 2015.

Research and development expenses were $8.5 million and $32.0 million for the fiscal 2015 fourth quarter and year, respectively, compared to $7.5 million and $29.9 million in fiscal 2014.

Goodwill Impairment Charge: A goodwill impairment charge of $21.5 million was recorded in the fourth quarter of fiscal 2015 as the Company decided to sell a portion of DCB and classify it as held for sale.

Equity in Earnings of Affiliates

	Fourth Quarter Ended			Year Ended
	October 25,	October 26,		October 25,	October 26,
(in millions)	2015	2014	% Change	2015	2014	% Change
Equity in earnings of affiliates	$8.0	$5.7	40.4	$23.9	$17.6	35.8

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

(in thousands)	Investments/Receivables
Country
United States	$200,110
Foreign	58,888
Total	$258,998

Effective Tax Rate

	Fourth Quarter Ended		Year Ended
	October 25,	October 26,	October 25,	October 26,
	2015	2014	2015	2014
Effective tax rate	35.2%	34.1%	35.0%	34.3%

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

	Fourth Quarter Ended			Year Ended
	October 25,	October 26,		October 25,	October 26,
(in thousands)	2015	2014	% Change	2015	2014	% Change
Net Sales
Grocery Products	$ 422,570	$ 405,166	4.3	$1,617,680	$1,558,265	3.8
Refrigerated Foods	1,149,496	1,211,890	(5.1)	4,372,347	4,644,179	(5.9)
Jennie-O Turkey Store	420,312	509,980	(17.6)	1,635,776	1,672,452	(2.2)
Specialty Foods	269,887	277,559	(2.8)	1,103,359	907,120	21.6
International & Other	138,593	139,176	(0.4)	534,701	534,240	0.1
Total Net Sales	$2,400,858	$2,543,771	(5.6)	$9,263,863	$9,316,256	(0.6)
Segment Operating Profit
Grocery Products	$ 78,772	$ 50,051	57.4	$ 228,582	$ 195,064	17.2
Refrigerated Foods	111,287	87,296	27.5	424,968	338,020	25.7
Jennie-O Turkey Store	73,227	95,253	(23.1)	276,217	272,362	1.4
Specialty Foods	22,348	13,747	62.6	93,258	71,514	30.4
International & Other	23,300	22,629	3.0	78,318	84,745	(7.6)
Total Segment Operating Profit	$ 308,934	$ 268,976	14.9	$1,101,343	$ 961,705	14.5
Net interest and investment expense (income)	3,341	2,626	27.2	10,177	9,468	7.5
General corporate expense	16,649	6,192	168.9	35,199	33,434	5.3
Less: Noncontrolling interest	212	584	(63.7)	1,176	3,349	(64.9)
Earnings Before Income Taxes	$ 289,156	$ 260,742	10.9	$1,057,143	$ 922,152	14.6

Grocery Products: Results for the Grocery Products segment for fiscal 2015 compared to fiscal 2014 are as follows:

	Fourth Quarter Ended			Year Ended
	October 25,	October 26,		October 25,	October 26,
(in thousands)	2015	2014	% Change	2015	2014	% Change
Net sales	$ 422,570	$ 405,166	4.3	$ 1,617,680	$ 1,558,265	3.8
Tonnage (lbs.)	230,170	218,912	5.1	890,735	850,844	4.7
Segment profit	$ 78,772	$ 50,051	57.4	$ 228,582	$ 195,064	17.2

Additional MegaMex products not included in the prior year contributed an incremental $26.4 million of net sales and 16.4 million lbs. for the fourth quarter, and $95.9 million of net sales and 64.4 million lbs. for the year in fiscal 2015. Strong sales of SKIPPY® peanut butter, Dinty Moore® stew, and Hormel® chili also contributed to the improved net sales results for the fourth quarter, offsetting sales declines of Hormel® Compleats® microwave meals.

Lower pork and beef input costs and improved manufacturing productivity drove segment profit results in the fourth quarter, as well as improved equity in earnings results. Segment profit results for the year in fiscal 2015 were impacted by charges totaling $10.5 million related to the closure of the Stockton, California, manufacturing facility.

Refrigerated Foods: Results for the Refrigerated Foods segment for fiscal 2015 compared to fiscal 2014 are as follows:

	Fourth Quarter Ended			Year Ended
	October 25,	October 26,		October 25,	October 26,
(in thousands)	2015	2014	% Change	2015	2014	% Change
Net sales	$ 1,149,496	$ 1,211,890	(5.1)	$ 4,372,347	$ 4,644,179	(5.9)
Tonnage (lbs.)	601,857	587,862	2.4	2,368,804	2,351,898	0.7
Segment profit	$ 111,287	$ 87,296	27.5	$ 424,968	$ 338,020	25.7

The comparative results for the fourth quarter and fiscal year reflect the addition of Applegate acquired on July 13, 2015, contributing an incremental $80.4 million of net sales and 12.6 million lbs. for the fourth quarter and $92.8 million of net sales and 14.6 million lbs. for fiscal 2015.

Many of the Company’s value-added products enjoyed strong sales growth during the fourth quarter. On the retail side, sales gains were led by sales of Hormel® refrigerated entrees, Hormel® pepperoni, and Hormel Gatherings® party trays. Within foodservice, sales of Hormel® Fire BraisedTM meats and Hormel® pizza toppings experienced gains for the quarter. Despite robust value-added sales, overall sales declined for the fourth quarter and fiscal year due to price reductions taken on certain items in light of lower pork markets compared to the record high pork markets in the prior year and the dissolution of the Precept Foods joint venture at the end of fiscal 2014. Tonnage was higher in fiscal 2015, as the impact of the Porcine Epidemic Diarrhea Virus (PEDv) in the industry reduced volumes processed through the Company’s harvest facilities in fiscal 2014.

Segment profit results for the fourth quarter were driven by strong results from Affiliated Foods, higher pork operating margins, and the addition of Applegate on July 13, 2015. Fiscal 2015 benefitted from lower input costs. For the full year, $9.0 million of transaction costs offset the results from Applegate.

Jennie-O Turkey Store: Results for the JOTS segment for fiscal 2015 compared to fiscal 2014 are as follows:

	Fourth Quarter Ended			Year Ended
	October 25,	October 26,		October 25,	October 26,
(in thousands)	2015	2014	% Change	2015	2014	% Change
Net sales	$ 420,312	$ 509,980	(17.6)	$ 1,635,776	$ 1,672,452	(2.2)
Tonnage (lbs.)	221,528	280,810	(21.1)	849,418	892,965	(4.9)
Segment profit	$ 73,227	$ 95,253	(23.1)	$ 276,217	$ 272,362	1.4

Both top and bottom-line results for the fourth quarter and fiscal 2015 were negatively impacted by HPAI, which created large volume shortfalls in operations and sales. Although JOTS was able to purchase some turkey meat to partially offset flock losses, turkey breast prices remained at a record high due to overall industry shortages. The strong value-added product sales enjoyed during the first half of the year along with second half price increases and controlled spending allowed JOTS to finish above last year in segment profit with lower volume and sales.

Specialty Foods: Results for the Specialty Foods segment compared for fiscal 2015 compared to fiscal 2014 are as follows:

	Fourth Quarter Ended			Year Ended
	October 25,	October 26,		October 25,	October 26,
(in thousands)	2015	2014	% Change	2015	2014	% Change
Net sales	$269,887	$277,559	(2.8)	$1,103,359	$907,120	21.6
Tonnage (lbs.)	177,784	175,285	1.4	702,110	612,415	14.6
Segment profit	$ 22,348	$ 13,747	62.6	$ 93,258	$ 71,514	30.4

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

Fiscal year 2015 fourth quarter segment profit results reflect synergies captured within the CytoSport and Century Foods supply chain and a beneficial comparison to fiscal year 2014 CytoSport acquisition-related costs of $9.3 million. The Company made the decision to explore the sale of a portion of DCB and classified it as held for sale in fiscal year 2015. The fair value of the net assets to be sold was determined utilizing a market participant bid along with internal valuations of the business. The Company recorded a goodwill impairment charge of $21.5 million for the assets held for sale, which was partially offset by an $8.9 million reduction to a contingent consideration liability related to the CytoSport acquisition.

International & Other: Results for the International & Other segment for fiscal 2015 compared to fiscal 2014 are as follows:

	Fourth Quarter Ended			Year Ended
	October 25,	October 26,		October 25,	October 26,
(in thousands)	2015	2014	% Change	2015	2014	% Change
Net sales	$138,593	$139,176	(0.4)	$534,701	$534,240	0.1
Tonnage (lbs.)	76,953	73,585	4.6	298,421	292,790	1.9
Segment profit	$ 23,300	$ 22,629	3.0	$ 78,318	$ 84,745	(7.6)

Strong export sales of the SPAM® family of products and continued growth in China were offset by softer pork export sales in the fourth quarter. For fiscal 2015, robust performance from China and sales growth for SKIPPY® peanut butter products drove top-line results.

Fourth quarter segment profit results for fiscal 2015 were driven by growth in our core product lines and strong results in China, as noted above, along with improved royalties. Profitability on pork exports remained significantly below the prior year. For the 2015 fiscal year, International & Other segment profits were negatively impacted by pork markets, port challenges experienced in the first half of the year, and charges of $9.5 million related to the exit from international joint venture businesses.

On March 16, 2015, the Company purchased the remaining 19.29% ownership interest in its Shanghai Hormel Foods Corporation joint venture from the minority partner Shanghai Shangshi Meat Products Co. Ltd., resulting in 100.0% ownership at the end of the second quarter.

Unallocated Income and Expense: The Company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The Company also retains various other income and unallocated expenses at corporate. Equity in earnings of affiliates is included in segment operating profit; however, earnings attributable to the Company’s noncontrolling interests are excluded. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

	Fourth Quarter Ended		Year Ended
	October 25,	October 26,	October 25,	October 26,
(in millions)	2015	2014	2015	2014
Net interest and investment expense (income)	$ 3.3	$2.6	$10.2	$ 9.5
Interest expense	3.8	3.4	13.1	12.7
General corporate expense	16.6	6.2	35.2	33.4
Noncontrolling interest earnings	0.2	0.6	1.2	3.3

The increased expense for the fourth quarter and fiscal year 2015 is primarily due to higher interest expense associated with Applegate-related debt, as the Company utilized short-term financing along with its revolving line of credit to fund the Applegate acquisition in the third quarter.

The higher expense for the fourth quarter of fiscal 2015 reflects higher employee-related expenses and increased professional and legal fees. General corporate expense for the fiscal year 2015 was higher compared to last year, primarily the result of the fourth quarter expenses mentioned above.

RELATED PARTY TRANSACTIONS

During the fourth quarter of fiscal 2015, the Company purchased 0.8 million shares of common stock from The Hormel Foundation at $31.16 per share, representing the average closing price for the three days of September 15, September 16, and September 17, 2015. Settlement took place on September 18, 2015.

The Company was not party to any other material related party transactions during fiscal years 2016, 2015, or 2014.

Liquidity and Capital Resources

Cash and cash equivalents were $415.1 million at the end of fiscal 2016 compared to $347.2 million at the end of fiscal 2015 and $334.2 million at the end of fiscal 2014.

During fiscal 2016, cash provided by operating activities was $992.8 million compared to $992.0 million in fiscal 2015 and $746.9 million in fiscal 2014. Continued higher earnings led to the increase in fiscal 2016, offsetting higher working capital.

Cash used in investing activities decreased to $409.0 million in fiscal 2016 from $900.9 million in fiscal 2015 and $616.8 million in fiscal 2014. Fiscal 2016 included $280.9 million to purchase Justin’s, which was offset by the sale of DCB for $110.1 million. Fiscal 2015 included $774.1 million used to purchase Applegate. Fiscal 2014 included $424.3 million used to purchase CytoSport Holdings, Inc. and $41.9 million used to purchase the China-based SKIPPY® peanut butter business in Weifang, China. Capital expenditures in fiscal 2016 increased to $255.5 million, from $144.1 million in 2015, and $159.1 million in 2014. The increased expenditures are primarily related to the Company’s new plant in Jiaxing, China, and a lean ground turkey expansion at JOTS. The primary reason for lower capital expenditures in fiscal 2015 compared to fiscal 2014 was the Company’s decision to delay the addition of capacity at JOTS in the face of lower turkey supply due to the impacts of HPAI. Capital expenditures for fiscal 2017 are estimated to be approximately $250.0 million as several projects in process during fiscal 2016 will be completed, including construction of the Jiaxing, China, plant.

Cash used in financing activities was $509.6 million in fiscal 2016 compared to $70.6 million in fiscal 2015 and $229.4 million in fiscal 2014. In the third quarter of fiscal 2016, in connection with the purchase of Justin’s, the Company borrowed $145.0 million under a revolving credit facility. At the end of fiscal 2016, no amounts were owed on the revolving credit facility. In the third quarter of fiscal 2015, in connection with the purchase of Applegate, the Company borrowed $300.0 million under a term loan facility and $50.0 million under a revolving credit facility, of which $165.0 million was paid down in the fourth quarter. On March 16, 2015, the Company purchased the remaining 19.29% ownership interest in its Shanghai Hormel Foods Corporation joint venture from the minority partner Shanghai Shangshi Meat Products Co. Ltd., resulting in 100.0% ownership at the end of the second quarter. The interest was purchased with $11.7 million in cash, along with the transfer of land use rights and buildings held by the joint venture.

The Company used $87.9 million for common stock repurchases during fiscal 2016, compared to $24.9 million in fiscal 2015 and $58.9 million in fiscal 2014. During fiscal 2016, the Company repurchased 2.4 million shares of its common stock at an average price per share of $36.84. During fiscal year 2015, 0.8 million shares were repurchased from The Hormel Foundation at the average closing price for the three days of September 15, September 16, and September 17, 2015, of $31.16. On January 29, 2013, the Company’s Board of Directors authorized the repurchase of 10.0 million shares of its common stock with no expiration date, which was adjusted for the stock split during the first quarter of fiscal 2016. As of the end of fiscal 2016, there were 13.2 million shares remaining for repurchase under that authorization.

Cash dividends paid to the Company’s shareholders continues to be an ongoing financing activity for the Company, with $296.5 million in dividends paid in fiscal 2016, compared to $250.8 million in the fiscal 2015 and $203.2 million in fiscal 2014. The dividend rate was $0.58 per share in 2016, which reflected a 16.0 percent increase over the fiscal 2015 rate of $0.50 per share. The Company has paid dividends for 353 consecutive quarters. The annual dividend rate for fiscal 2017 was increased 17 percent to $0.68 per share, representing the 51st consecutive annual dividend increase.

Cash flows from operating activities continue to provide the Company with its principal source of liquidity. The Company does not anticipate a significant risk to cash flows from this source in the foreseeable future because the Company operates in a relatively stable industry and has strong brands across many categories and channels.

The Company intends to continue the longstanding policy of increasing the dividend returned to shareholders year-after-year. The Company remains focused on growing the business through supporting innovation to drive organic growth, along with strategic acquisitions. Reinvesting in the business is a key focus, with employee safety and food safety taking top priority. Capital spending to enhance and expand current operations will also be a significant cash outflow in fiscal 2017.

Contractual Obligations and Commercial Commitments

The following table outlines the Company’s future contractual financial obligations as of October 30, 2016, (for additional information regarding these obligations, see Note F “Long-term Debt and Other Borrowing Arrangements” and Note N “Commitments and Contingencies”):

	Payments Due by Periods
		Less Than			More Than
Contractual Obligations (in thousands)	Total	1 Year	1-3 Years	3-5 Years	5 Years
Purchase obligations:
Hog and turkey commitments(1)	$2,348,215	$ 909,430	$ 998,297	$387,748	$ 52,740
Grain commitments(1)	39,578	38,596	982	–	–
Turkey grow-out contracts(2)	57,821	9,392	15,817	9,780	22,832
Other(3)	1,058,542	589,298	215,362	119,872	134,010
Current and long-term debt	250,000	–	–	250,000	–
Interest payments on long-term debt	46,010	10,313	20,625	15,072	–
Capital expenditures(4)	165,437	148,837	13,300	3,300	–
Leases	36,078	11,085	13,417	7,422	4,154
Other long-term liabilities(5)(6)	66,770	4,811	7,988	8,443	45,528
Total Contractual Cash Obligations	$4,068,451	$1,721,762	$1,285,788	$801,637	$259,264

(1) In the normal course of business, the Company commits to purchase fixed quantities of livestock and grain from producers to ensure a steady supply of production inputs. Certain of these contracts are based on market prices at the time of delivery, for which the Company has estimated the purchase commitment using current market prices as of October 30, 2016. The Company also utilizes various hedging programs to manage the price risk associated with these commitments. As of October 30, 2016, these hedging programs result in a net decrease of $3.1 million in future cash payments associated with the purchase commitments, which is not reflected in the table above.

(2) The Company also utilizes grow-out contracts with independent farmers to raise turkeys for the Company. Under these contracts, the turkeys, feed, and other supplies are owned by the Company. The farmers provide the required labor and facilities, and receive a fee per pound when the turkeys are delivered. Some of the facilities are sub-leased by the Company to the independent farmers. As of October 30, 2016, the Company had approximately 90 active contracts ranging from one to twenty-five years in duration. The grow-out activity is assumed to continue through the term of these active contracts, and amounts in the table represent the Company’s obligation based on turkeys expected to be delivered from these farmers.

(3) Amounts presented for other purchase obligations represent all known open purchase orders and all known contracts exceeding $1.0 million, related to the procurement of raw materials, supplies, and various services. The Company primarily purchases goods and services on an as-needed basis. Therefore, the amounts in the table represent only a portion of expected future cash expenditures.

(4) Amounts presented for capital expenditures represent only the Company’s current commitments to complete construction in progress at various locations. The Company estimates total capital expenditures for fiscal year 2017 to be approximately $250.0 million.

(5) Other long-term liabilities represent payments under the Company’s deferred compensation plans. Excluded from the table above are payments under the Company’s defined benefit pension and other post-retirement benefit plans. (See estimated benefit payments for the next ten fiscal years in Note G “Pension and Other Post-retirement Benefits.”)

(6) As discussed in Note K “Income Taxes,” the total liability for unrecognized tax benefits, including interest and penalties, at October 30, 2016, was $19.5 million, which is not included in the table above as the ultimate amount or timing of settlement of the Company’s reserves for income taxes cannot be reasonably estimated.

In addition to the commitments set forth in the above table, at October 30, 2016, the Company had $44.4 million in standby letters of credit issued on behalf of the Company. The standby letters of credit are primarily related to the Company’s self-insured workers compensation programs.

The Company believes its financial resources, including a revolving credit facility for $400.0 million and anticipated funds from operations, will be adequate to meet all current commitments.

Off-Balance Sheet Arrangements

As of October 30, 2016, the Company had $44.4 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the Company’s self-insured workers compensation programs. However, that amount also includes revocable standby letters of credit totaling $4.0 million for obligations of an affiliated party that may arise under workers compensation claims. Letters of credit are not reflected in the Company’s Consolidated Statements of Financial Position.

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

Deterioration of economic conditions could harm the Company’s business. The Company’s business may be adversely affected by changes in national or global economic conditions, including inflation, interest rates, availability of capital, energy availability and costs (including fuel surcharges), and the effects of governmental initiatives to manage economic conditions. Decreases in consumer spending rates and shifts in consumer product preferences could also negatively impact the Company.

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

The Company also utilizes hedging programs to manage its exposure to various commodity market risks, which qualify for hedge accounting for financial reporting purposes. Volatile fluctuations in market conditions could cause these instruments to become ineffective, which could require any gains or losses associated with these instruments to be reported in the Company’s earnings each period. These instruments may also limit the Company’s ability to benefit from market gains if commodity prices become more favorable than those that have been secured under the Company’s hedging programs. Most recently, due to market volatility the Company temporarily suspended the use of the special hedge accounting exemption for JOTS corn futures contracts in the third quarter of fiscal 2016. During the time of suspension, all gains or losses related to these contracts were recognized as ineffectiveness in earnings as incurred.

Additionally, if a highly pathogenic disease outbreak developed in the United States, it may negatively impact the national economy, demand for Company products, and/or the Company’s workforce availability, and the Company’s financial results could suffer. The Company has developed contingency plans to address infectious disease scenarios and the potential impact on its operations, and will continue to update these plans as necessary. There can be no assurance given, however, that these plans will be effective in eliminating the negative effects of any such diseases on the Company’s operating results.

Fluctuations in commodity prices and availability of pork, poultry, beef, feed grains, avocados, peanuts, energy, and whey could harm the Company’s earnings. The Company’s results of operations and financial condition are largely dependent upon the cost and supply of pork, poultry, beef, feed grains, avocados, peanuts, and whey as well as energy costs and the selling prices for many of our products, which are determined by constantly changing market forces of supply and demand.

The live hog industry has evolved to large, vertically-integrated operations using long-term supply agreements. This has resulted in fewer hogs being available on the cash spot market. Consequently, the Company uses long-term supply contracts based on market-based formulas or the cost of production to ensure a stable supply of raw materials while minimizing extreme fluctuations in costs over the long-term. This may result, in the short-term, in costs for live hogs that are higher than the cash spot market depending on the relationship of the cash spot market to contract prices. Market-based pricing on certain product lines, and lead time required to implement pricing adjustments, may prevent all or part of these cost increases from being recovered, and these higher costs could adversely affect our short-term financial results.

JOTS raises turkeys and also contracts with turkey growers to meet its raw material requirements for whole birds and processed turkey products. Additionally, the Company owns various hog raising facilities that supplement its supply of raw materials. Results in these operations are affected by the cost and supply of feed grains, which fluctuate due to climate conditions, production forecasts, and supply and demand conditions at local, regional, national, and worldwide levels. The Company attempts to manage some of its short-term exposure to fluctuations in feed prices by forward buying, using futures contracts, and pursuing pricing advances. However, these strategies may not be adequate to overcome sustained increases in market prices due to alternate uses for feed grains or other changes in these market conditions.

The supply of natural and organic proteins may impact the Company’s ability to ensure a continuing supply of these products. To manage this risk, the Company partners with multiple long-term suppliers.

International trade barriers and other restrictions could result in less foreign demand and increased domestic supply of proteins which could lower prices. The Company occasionally utilizes in-country production to limit this exposure.

Outbreaks of disease among livestock and poultry flocks could harm the Company’s revenues and operating margins. The Company is subject to risks associated with the outbreak of disease in pork and beef livestock, and poultry flocks, including Bovine Spongiform Encephalopathy (BSE), pneu-mo-virus, Porcine Circovirus 2 (PCV2), Porcine Reproduction & Respiratory Syndrome (PRRS), Foot-and-Mouth Disease

(FMD), Porcine Epidemic Diarrhea Virus (PEDv), and Highly Pathogenic Avian Influenza (HPAI). The outbreak of disease could adversely affect the Company’s supply of raw materials, increase the cost of production, reduce utilization of the Company’s harvest facilities, and reduce operating margins. Additionally, the outbreak of disease may hinder the Company’s ability to market and sell products both domestically and internationally. Most recently, HPAI impacted the Company’s operations and several of the Company’s independent turkey suppliers. The impact of HPAI in the industry reduced volume through the Company’s turkey facilities through the first part of fiscal 2016. The Company has developed business continuity plans for various disease scenarios and will continue to update these plans as necessary. There can be no assurance given, however, that these plans will be effective in eliminating the negative effects of any such diseases on the Company’s operating results.

Market demand for the Company’s products may fluctuate. The Company faces competition from producers of alternative meats and protein sources, including pork, beef, turkey, chicken, fish, peanut butter, and whey. The bases on which the Company competes include:

•    price;

•    product quality and attributes;

•    brand identification;

•    breadth of product line; and

•    customer service.

Demand for the Company’s products is also affected by competitors’ promotional spending and the effectiveness of the Company’s advertising and marketing programs, and consumer perceptions. Failure to identify and react to changes in food trends such as sustainability of product sources and animal welfare could lead to, among other things, reduced demand for the Company’s brands and products. The Company may be unable to compete successfully on any or all of these bases in the future.

The Company’s operations are subject to the general risks associated with acquisitions. The Company has made several acquisitions in recent years, most recently the acquisitions of Justin’s and Applegate, and regularly reviews opportunities for strategic growth through acquisitions. Potential risks associated with acquisitions include the inability to integrate new operations successfully, the diversion of management’s attention from other business concerns, the potential loss of key employees and customers of the acquired companies, the possible assumption of unknown liabilities, potential disputes with the sellers, potential impairment charges if purchase assumptions are not achieved or market conditions decline, and the inherent risks in entering markets or lines of business in which the Company has limited or no prior experience. Any or all of these risks could impact the Company’s financial results and business reputation. In addition, acquisitions outside the United States may present unique challenges and increase the Company’s exposure to the risks associated with foreign operations.

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

The Company may be adversely impacted if the Company is unable to protect information technology systems against, or effectively respond to, cyber-attacks or security breaches. Information technology systems are an important part of the Company’s business operations. Attempted cyber-attacks and other cyber incidents are occurring more frequently and are being made by groups and individuals with a wide range of motives and expertise. In an attempt to mitigate this risk, the Company has implemented and continues to evaluate security initiatives and disaster recovery plans.

Deterioration of labor relations or increases in labor costs could harm the Company’s business. As of October 30, 2016, the Company had approximately 21,100 employees worldwide, of which approximately 5,500 were represented by labor unions, principally the United Food and Commercial Workers Union. A significant increase in labor costs or a deterioration of labor relations at any of the Company’s facilities or contracted hog processing facilities resulting in work slowdowns or stoppages could harm the Company’s financial results.

Quantitative and Qualitative Disclosure About Market Risks

Hog Markets: The Company’s earnings are affected by fluctuations in the live hog market. To minimize the impact on earnings, and to ensure a steady supply of quality hogs, the Company has entered into contracts with producers for the purchase of hogs at formula-based prices over periods of up to 10 years. Purchased hogs under contract accounted for 94 percent of the total hogs purchased by the Company in both fiscal 2016 and 2015. The majority of these contracts use market-based formulas based on hog futures, hog primal values, or industry reported hog markets. Other contracts use a formula based on the cost of production, which can fluctuate independently from hog markets. The Company’s value-added branded portfolio helps mitigate changes in hog and pork market prices. Therefore, a hypothetical 10 percent change in the cash hog market would have had an immaterial effect on the Company’s results of operations.

Certain procurement contracts allow for future hog deliveries (firm commitments) to be forward priced. The Company generally hedges these firm commitments by using hog futures contracts. These futures contracts are designated and accounted for as fair value hedges. The change in the market value of such futures contracts is highly effective at offsetting changes in price movements of the hedged item, and the Company evaluates the effectiveness of the contracts at least quarterly. Changes in the fair value of the futures contracts, along with the gain or loss on the firm commitment, are marked-to-market through earnings and are recorded on the Consolidated Statements of Financial Position as a current asset and liability, respectively. The fair value of the Company’s open futures contracts as of October 30, 2016, was $1.4 million compared to $1.2 million as of October 25, 2015.

The Company measures its market risk exposure on its hog futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in market prices. A 10 percent increase in market prices would have negatively impacted the fair value of the Company’s October 30, 2016, open contracts by $1.2 million, which in turn would lower the Company’s future cost of purchased hogs by a similar amount.

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

To reduce the Company’s exposure to changes in grain prices, the Company utilizes a hedge program to offset the fluctuation in the Company’s future direct grain purchases. This program currently utilizes corn futures for JOTS, and these contracts are accounted for under cash flow hedge accounting. The fair value of the Company’s open futures contracts as of October 30, 2016, was $(3.2) million compared to $(2.9) million, before tax, as of October 25, 2015.

The Company measures its market risk exposure on its grain futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for grain. A 10 percent decrease in the market price for grain would have negatively impacted the fair value of the Company’s October 30, 2016, open grain contracts by $8.6 million, which in turn would lower the Company’s future cost on purchased grain by a similar amount.

Long-Term Debt: A principal market risk affecting the Company is the exposure to changes in interest rates on the Company’s fixed-rate, long-term debt. Market risk for fixed-rate, long-term debt is estimated as the potential increase in fair value, resulting from a hypothetical 10 percent decrease in interest rates, and amounts to approximately $2.1 million. The fair value of the Company’s long-term debt was estimated using discounted future cash flows based on the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Investments: The Company holds trading securities as part of a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans. As of October 30, 2016, the balance of these securities totaled $122.3 million compared to $119.7 million as of October 25, 2015. A majority of these securities represent fixed income funds. The Company is subject to market risk due to fluctuations in the value of the remaining investments, as unrealized gains and losses associated with these securities are included in the Company’s net earnings on a mark-to-market basis. A 10 percent decline in the value of the investments not held in fixed income funds would have a direct negative impact to the Company’s pre-tax earnings of approximately $4.0 million, while a 10 percent increase in value would have a positive impact of the same amount.

International Assets: The fair values of certain Company assets are subject to fluctuations in foreign currencies. The Company’s net asset position in foreign currencies as of October 30, 2016, was $443.1 million, compared to $277.5 million as of October 25, 2015, with most of the exposure existing in Chinese yuan and Philippine pesos. Changes in currency exchange rates impact the fair values of Company assets either currently through the Consolidated Statements of Operations as currency gains/losses, or by affecting other comprehensive loss.

The Company measures its foreign currency exchange risk by using a 10 percent sensitivity analysis on the Company’s primary foreign net asset position, the Chinese yuan, as of October 30, 2016. A 10 percent strengthening in the value of the yuan relative to the U.S. dollar would result in other comprehensive income of approximately $38.3 million pre-tax. A 10 percent weakening in the value of the yuan relative to the U.S. dollar would result in other comprehensive loss of approximately $31.3 million pre-tax.

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

Based on our evaluation under the framework in Internal Control - Integrated Framework, we concluded that our internal control over financial reporting was effective as of October 30, 2016. Our internal control over financial reporting as of October 30, 2016, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

James P. Snee	James N. Sheehan
President, Chief Executive	Senior Vice President
Officer, and Director	and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders Hormel Foods Corporation

We have audited Hormel Foods Corporation’s internal control over financial reporting as of October 30, 2016, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). Hormel Foods Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management entitled Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Hormel Foods Corporation maintained, in all material respects, effective internal control over financial reporting as of October 30, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Hormel Foods Corporation at October 30, 2016 and October 25, 2015 and the related statements of operations, comprehensive income, changes in stockholders’ investment and cash flows for each of the three years in the period ended October 30, 2016 and our report dated December 21, 2016 expressed an unqualified opinion thereon.

Minneapolis, Minnesota

December 21, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders Hormel Foods Corporation

We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 30, 2016 and October 25, 2015, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ investment, and cash flows for each of the three years in the period ended October 30, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 30, 2016 and October 25, 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 30, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hormel Food Corporation’s internal control over financial reporting as of October 30, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 21, 2016 expressed an unqualified opinion thereon.

Minneapolis, Minnesota

December 21, 2016

Consolidated Statements of Financial Position

	October 30,	October 25,
(in thousands, except share and per share amounts)	2016	2015
Assets
Current Assets
Cash and cash equivalents	$ 415,143	$ 347,239
Accounts receivable (net of allowance for doubtful accounts of $4,045 at October 30, 2016, and $4,086 at October 25, 2015)	591,310	605,689
Inventories	985,683	993,265
Income taxes receivable	18,282	6,132
Deferred income taxes	–	86,902
Prepaid expenses	13,775	14,383
Other current assets	5,719	9,422
Total Current Assets	2,029,912	2,063,032

Deferred Income Taxes	6,223	–
Goodwill	1,834,497	1,699,484
Other Intangibles	903,258	827,219
Pension Assets	68,901	132,861
Investments in and Receivables from Affiliates	239,590	258,998
Other Assets	182,237	146,498
Property, Plant and Equipment
Land	67,557	71,192
Buildings	805,858	815,643
Equipment	1,675,549	1,679,100
Construction in progress	218,351	79,964
	2,767,315	2,645,899
Less allowance for depreciation	(1,661,866)	(1,634,160)
	1,105,449	1,011,739
Total Assets	$ 6,370,067	$ 6,139,831

Liabilities and Shareholders’ Investment
Current Liabilities
Accounts payable	$ 481,826	$ 495,317
Short-term debt	–	185,000
Accrued expenses	82,145	71,777
Accrued workers compensation	36,612	37,009
Accrued marketing expenses	119,583	119,153
Employee related expenses	251,433	232,309
Taxes payable	4,331	6,764
Interest and dividends payable	77,266	66,696
Total Current Liabilities	1,053,196	1,214,025

Long-Term Debt – less current maturities	250,000	250,000
Pension and Post-Retirement Benefits	522,356	509,261
Other Long-Term Liabilities	93,109	101,056
Deferred Income Taxes	–	64,096

Shareholders’ Investment*
Preferred stock, par value $0.01 a share – authorized 160,000,000 shares; issued – none
Common stock, nonvoting, par value $0.01 a share – authorized 400,000,000 shares; issued – none
Common stock, par value $0.01465 a share – authorized 1,600,000,000 shares; issued 528,483,868 shares October 30, 2016 issued 528,411,628 shares October 25, 2015	7,742	7,741
Additional paid-in capital	–	–
Accumulated other comprehensive loss	(296,303)	(225,668)
Retained earnings	4,736,567	4,216,125
Hormel Foods Corporation Shareholders’ Investment	4,448,006	3,998,198
Noncontrolling Interest	3,400	3,195
Total Shareholders’ Investment	4,451,406	4,001,393
Total Liabilities and Shareholders’ Investment	$ 6,370,067	$ 6,139,831

* Shares and par values have been restated, as appropriate, to reflect the two-for-one stock split distributed on February 9, 2016.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

	Fiscal Year Ended

	October 30,	October 25,	October 26,
(in thousands, except per share amounts)	2016	2015*	2014*

Net sales	$9,523,224	$9,263,863	$9,316,256
Cost of products sold	7,365,049	7,455,282	7,751,273
Gross Profit	2,158,175	1,808,581	1,564,983
Selling, general and administrative	871,974	743,611	650,948
Goodwill impairment charge	991	21,537	–
Equity in earnings of affiliates	38,685	23,887	17,585
Operating Income	1,323,895	1,067,320	931,620
Other income and expense:
Interest and investment income	6,191	2,934	3,236
Interest expense	(12,871)	(13,111)	(12,704)
Earnings Before Income Taxes	1,317,215	1,057,143	922,152
Provision for income taxes	426,698	369,879	316,126
Net Earnings	890,517	687,264	606,026
Less: Net earnings attributable to noncontrolling interest	465	1,176	3,349
Net Earnings Attributable to
Hormel Foods Corporation	$ 890,052	$ 686,088	$ 602,677

Net Earnings Per Share:
Basic	$ 1.68	$ 1.30	$ 1.14
Diluted	$ 1.64	$ 1.27	$ 1.12
Weighted-Average Shares Outstanding:
Basic	529,290	528,143	527,624
Diluted	542,473	541,002	540,431

* Shares and par values have been restated, as appropriate, to reflect the two-for-one stock split distributed on February 9, 2016.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	Fiscal Year Ended
	October 30,	October 25,	October 26,
(in thousands)	2016	2015	2014
Net earnings	$890,517	$687,264	$606,026
Other comprehensive income (loss), net of tax:
Foreign currency translation	(6,718)	(7,135)	(1,921)
Pension and other benefits	(69,286)	(21,280)	(52,985)
Deferred hedging	5,109	9,823	(3,590)
Total Other Comprehensive Loss	(70,895)	(18,592)	(58,496)
Comprehensive income	819,622	668,672	547,530
Less: Comprehensive income attributable to noncontrolling interest	205	947	3,339
Comprehensive Income Attributable to Hormel Foods Corporation	$819,417	$667,725	$544,191

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders’ Investment

	Hormel Foods Corporation Shareholders
							Accumulated
					Additional		Other	Non-	Total
(in thousands,	Common Stock		Treasury Stock		Paid-In	Retained	Comprehensive	controlling	Shareholders’
except per share amounts)	Shares*	Amount	Shares*	Amount	Capital	Earnings	Income (Loss)	Interest	Investment
Balance at October 27, 2013	527,316	$7,725	–	$ –	$ –	$3,452,529	$(149,214)	$5,539	$3,316,579

Net earnings						602,677		3,349	606,026
Other comprehensive loss							(58,486)	(10)	(58,496)
Purchases of common stock			(2,514)	(58,937)					(58,937)
Stock-based compensation expense		1			14,392				14,393
Exercise of stock options/ nonvested shares	2,424	35			6,068				6,103
Shares retired	(2,514)	(37)	2,514	58,937	(20,460)	(38,440)			–
Distribution to noncontrolling interest								(2,500)	(2,500)
Declared cash dividends – $0.40 per share*						(211,112)			(211,112)
Balance at October 26, 2014	527,226	$7,724	–	$ –	$ –	$3,805,654	$(207,700)	$6,378	$3,612,056

Net earnings						686,088		1,176	687,264
Other comprehensive loss							(18,363)	(229)	(18,592)
Purchases of common stock			(800)	(24,928)					(24,928)
Stock-based compensation expense		1			15,716				15,716
Exercise of stock options/ nonvested shares	1,986	28			9,527				9,555
Purchase of additional ownership from noncontrolling interest					(11,881)		395	(2,549)	(14,035)
Shares retired	(800)	(12)	800	24,928	(13,362)	(11,554)			–
Distribution to noncontrolling interest								(1,581)	(1,581)
Declared cash dividends – $0.50 per share*						(264,063)			(264,063)
Balance at October 25, 2015	528,412	$7,741	–	$ –	$ –	$4,216,125	$(225,668)	$3,195	$4,001,393

Net earnings						890,052		465	890,517
Other comprehensive loss							(70,635)	(260)	(70,895)
Purchases of common stock			(2,386)	(87,885)					(87,885)
Stock-based compensation expense		1			17,828				17,829
Exercise of stock options/ nonvested shares	2,458	35			7,476				7,511
Shares retired	(2,386)	(35)	2,386	87,885	(25,304)	(62,546)			–
Declared cash dividends – $0.58 per share						(307,064)			(307,064)
Balance at October 30, 2016	528,484	$7,742	–	$ –	$ –	$4,736,567	$(296,303)	$3,400	$4,451,406

* Shares and par values have been restated, as appropriate, to reflect the two-for-one stock split distributed on February 9, 2016.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	October 30,	October 25,	October 26,
(in thousands)	2016	2015	2014
Operating Activities
Net earnings	$ 890,517	$ 687,264	$ 606,026
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	123,581	125,292	120,692
Amortization of intangibles	8,387	8,142	9,352
Goodwill impairment charge	991	21,537	–
Equity in earnings of affiliates, net of dividends	7,505	13,438	5,246
Provision for deferred income taxes	44,327	19,979	9,800
Loss (gain) on property/equipment sales and plant facilities	80	(5,240)	(1,667)
Non-cash investment activities	(1,287)	(847)	(1,387)
Stock-based compensation expense	17,829	15,717	14,393
Excess tax benefit from stock-based compensation	(47,657)	(22,950)	(24,700)
Changes in operating assets and liabilities, net of acquisitions:
Decrease (increase) in accounts receivable	21,389	22,451	(20,486)
(Increase) decrease in inventories	(12,281)	82,437	(21,645)
Decrease (increase) in prepaid expenses and other current assets	48,656	62,635	11,592
(Decrease) increase in pension and post-retirement benefits	(34,510)	(28,999)	(32,644)
(Decrease) increase in accounts payable and accrued expenses	(74,679)	(7,429)	72,307
Other	–	(1,435)	–
Net Cash Provided by Operating Activities	992,848	991,992	746,879

Investing Activities
Sale of business	110,149	–	–
Acquisitions of businesses/intangibles	(280,889)	(770,587)	(466,204)
Purchases of property/equipment	(255,524)	(144,063)	(159,138)
Proceeds from sales of property/equipment	6,227	18,501	10,285
Decrease (increase) in investments, equity in affiliates, and other assets	11,078	(4,798)	(1,718)
Net Cash Used in Investing Activities	(408,959)	(900,947)	(616,775)

Financing Activities
Proceeds from short-term debt	245,000	350,000	115,000
Principal payments on short-term debt	(430,000)	(165,000)	(115,000)
Dividends paid on common stock	(296,493)	(250,834)	(203,156)
Share repurchase	(87,885)	(24,928)	(58,937)
Proceeds from exercise of stock options	12,075	10,468	10,523
Excess tax benefit from stock-based compensation	47,657	22,950	24,700
Distribution to noncontrolling interest	–	(1,581)	(2,500)
Payments to noncontrolling interest	–	(11,702)	–
Net Cash Used in Financing Activities	(509,646)	(70,627)	(229,370)
Effect of Exchange Rate Changes on Cash	(6,339)	(7,353)	(574)
Increase (Decrease) in Cash and Cash Equivalents	67,904	13,065	(99,840)
Cash and cash equivalents at beginning of year	347,239	334,174	434,014
Cash and Cash Equivalents at End of Year	$ 415,143	$ 347,239	$ 334,174

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements October 30, 2016

Note A

Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Hormel Foods Corporation (the Company) and all of its majority-owned subsidiaries after elimination of intercompany accounts, transactions, and profits.

Stock Split: On November 23, 2015, the Company’s Board of Directors authorized a two-for-one split of the Company’s voting common stock, which was subsequently approved by shareholders at the Company’s Annual Meeting on January 26, 2016, and effected on January 27, 2016. The Company’s voting common stock was reclassified by reducing the par value from $.0293 per share to $.01465 per share and the number of authorized shares was increased from 800 million to 1.6 billion shares, in order to effect the two-for-one stock split. The Company distributed the additional shares of $.01465 par value common stock on February 9, 2016, and the shares began trading at the post-split price on February 10, 2016.

Unless otherwise noted, all prior year share amounts and per share calculations throughout this Annual Report have been restated to reflect the impact of this split and to provide data on a comparable basis. Such restatements include calculations regarding the Company’s weighted-average shares, earnings per share, and dividends per share, as well as disclosures regarding the Company’s stock-based compensation plans and share repurchase activity.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal Year: The Company’s fiscal year ends on the last Sunday in October. Fiscal year 2016 consisted of 53 weeks and fiscal years 2015 and 2014 consisted of 52 weeks.

Cash and Cash Equivalents: The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The Company’s cash equivalents as of October 30, 2016, and October 25, 2015, consisted primarily of bank deposits, money market funds rated AAA, or other highly liquid investment accounts. The Net Asset Value (NAV) of the Company’s money market funds is based on the market value of the securities in their portfolio.

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

Investments: The Company maintains a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans, which is included in other assets on the Consolidated Statements of Financial Position. The securities held by the trust are classified as trading securities and consist mainly of fixed return investments. Therefore, unrealized gains and losses associated with these investments are included in the Company’s earnings. Securities held by the trust generated gains of $2.6 million, $2.4 million, and $2.9 million for fiscal years 2016, 2015, and 2014, respectively.

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

Internal-use software development and implementation costs are expensed until the Company has determined that the software will result in probable future economic benefits, and management has committed to funding the project. Thereafter, all material development and implementation costs, and purchased software costs, are capitalized as part of machinery and equipment and amortized using the straight-line method over the remaining estimated useful lives.

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

In conducting the initial qualitative assessment, the Company analyzes actual and projected growth trends for net sales, gross margin, and segment profit for each reporting unit, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, the Company assesses critical areas that may impact its business, including macroeconomic conditions and the related impact, market-related exposures, any plans to market all or a portion of their business, competitive changes, new or discontinued product lines, changes in key personnel, or any other potential risks to their projected financial results.

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

During fiscal years 2016, 2015, and 2014, as a result of the qualitative testing performed, no impairment charges were recorded other than for the Company’s Diamond Crystal Brands (DCB) assets held for sale. See additional discussion regarding the Company’s assets held for sale in Note E.

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

Based on the qualitative assessment conducted in fiscal year 2016, performance of the quantitative test was not required for any of the Company’s indefinite-lived intangible assets. No impairment charges were recorded for indefinite-lived intangible assets for fiscal years 2016, 2015, or 2014.

Impairment of Long-Lived Assets and Definite-Lived Intangible Assets: Definite-lived intangible assets are amortized over their estimated useful lives. The Company reviews long-lived assets and definite-lived intangible assets for impairment annually, or more frequently when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value. No material write-downs were recorded in fiscal years 2016, 2015, or 2014.

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

Employee Benefit Plans: The Company has elected to use the corridor approach to recognize expenses related to its defined benefit pension and other post-retirement benefit plans. Under the corridor approach, actuarial gains or losses resulting from experience different from that assumed and from changes in assumptions are deferred and amortized over future periods. For the defined benefit pension plans, the unrecognized gains and losses are amortized when the net gain or loss exceeds 10.0% of the greater of the projected benefit obligation or the fair value of plan assets at the beginning of the year. For the other post-retirement plans, the unrecognized gains and losses are amortized when the net gain or loss exceeds 10.0% of the accumulated pension benefit obligation at the beginning of the year. For plans with active employees, net gains or losses in excess of the corridor are amortized over the average remaining service period of participating employees expected to receive benefits under those plans. For plans with only retiree participants, net gains or losses in excess of the corridor are amortized over the average remaining life of the retirees receiving benefits under those plans.

Contingent Liabilities: The Company may be subject to investigations, legal proceedings, or claims related to the on-going operation of its business, including claims both by and against the Company. Such proceedings typically involve claims related to product liability, contract disputes, wage and hour laws, employment practices, or other actions brought by employees, consumers, competitors, or suppliers. The Company establishes accruals for its potential exposure, as appropriate, for claims against the Company when losses become probable and reasonably estimable. Where the Company is able to reasonably estimate a range of potential losses, the Company records the amount within that range which constitutes the Company’s best estimate. The Company also discloses the nature of and range of loss for claims against the Company when losses are reasonably possible and material.

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

The Company regularly monitors and evaluates the fair value of our equity investments. If events and circumstances indicate that a decline in the fair value of these assets has occurred and is other than temporary, the Company will record a charge in equity in earnings of affiliates in the Consolidated Statements of Operations. The Company’s equity investments do not have a readily determinable fair value as none of them are publicly traded. The fair values of the Company’s private equity investments are determined by discounting the estimated future cash flows of each entity. These cash flow estimates include assumptions on growth rates and future currency exchange rates (Level 3). Excluding charges related to the exit from international joint venture businesses in fiscal year 2015, there were no other charges on any of the Company’s equity investments in fiscal years 2016, 2015, or 2014. See additional discussion regarding the Company’s equity method investments in Note I.

Revenue Recognition: The Company recognizes sales when title passes upon delivery of its products to customers, net of applicable provisions for discounts, returns, and allowances. Products are delivered upon receipt of customer purchase orders with acceptable terms, including price and reasonably assured collectability.

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

Advertising Expenses: Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with samples, demonstrations, and market research. Advertising costs for fiscal years 2016, 2015, and 2014 were $204.1 million, $145.3 million, and $114.4 million, respectively.

Shipping and Handling Costs: The Company’s shipping and handling expenses are included in cost of products sold.

Research and Development Expenses: Research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Research and development expenses incurred for fiscal years 2016, 2015, and 2014 were $34.7 million, $32.0 million, and $29.9 million, respectively.

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

Employee Stock Options: The Company records stock-based compensation expense in accordance with ASC 718, Compensation - Stock Compensation. For options subject to graded vesting, the Company recognizes stock-based compensation expense ratably over the shorter of the vesting period or requisite service period. Stock-based compensation expense for grants made to retirement-eligible employees is recognized on the date of grant.

Share Repurchases: On January 29, 2013, the Company’s Board of Directors authorized the repurchase of 10.0 million shares of its common stock with no expiration date. On a pre-split basis, 0.4 million shares were purchased from The Hormel Foundation under this authorization at the average closing price for the three days of September 15, September 16, and September 17, 2015, or $62.32. The Company purchased 1.3 million shares at an average price of $46.87 during fiscal year 2014 on a pre-split basis.

On November 23, 2015, the Company’s Board of Directors authorized a two-for-one split of the Company’s voting common stock. As part of the Board’s approval of that stock split, the number of shares remaining to be repurchased was adjusted proportionately. On a post-split basis, 2.4 million shares at an average price of $36.84 were purchased during fiscal year 2016 under the current authorization in place.

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

Accounting Changes and Recent Accounting Pronouncements: In January 2014, the Financial Accounting Standards Board (FASB) updated the guidance within ASC 323, Investments-Equity Method and Joint Ventures. The update provides guidance on accounting for investments by a reporting entity in flow-through limited liability entities that manage or invest in affordable housing projects qualifying for the low-income housing tax credit. The amendments modify the conditions a reporting entity must meet to be eligible to use a method other than the equity or cost methods to account for qualified affordable housing project investments. If the modified conditions are met, the amendments permit an entity to make an accounting policy election to amortize the initial cost of the investment in proportion to the amount of tax credits and other tax benefits received and recognize the net investment performance in the income statement as a component of income tax expense (benefit). Additionally, the amendments introduce new recurring disclosures about all investments in qualified affordable housing projects irrespective of the method used to account for the investments. The updated guidance is to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014, with early adoption permitted. The Company adopted the new provisions of this accounting standard at the beginning of fiscal year 2016, and adoption did not have a material impact on its consolidated financial statements.

In May 2014, the FASB issued ASC 606, Revenue from Contracts with Customers. This topic converges the guidance within U.S. GAAP and international financial reporting standards and supersedes ASC 605, Revenue Recognition. The new standard requires companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions which were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. On July 8, 2015, the FASB approved a one-year deferral of the effective date. The new guidance is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period, and early adoption is permitted for annual reporting periods beginning after December 15, 2016. Accordingly, the Company expects to adopt the provisions of this new accounting standard at the beginning of fiscal year 2019, and is currently assessing the impact on its consolidated financial statements with a focus on arrangements with customers.

In April 2015, the FASB updated the guidance within ASC 835, Interest. The update provides guidance on simplifying the presentation of debt issuance costs. The amendments require debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The updated guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, with early adoption permitted. The Company expects to adopt the new provisions of this accounting standard at the beginning of fiscal year 2017, and adoption will not have a material impact on its consolidated financial statements.

In April 2015, the FASB updated the guidance within ASC 715, Compensation-Retirement Benefits. The update provides guidance on simplifying the measurement date for defined benefit plan assets and obligations. The amendments allow employers with fiscal year ends that do not coincide with a calendar month end to make an accounting policy election to measure defined benefit plan assets and obligations as of the end of the month closest to their fiscal year ends. The updated guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, with early adoption permitted. The Company adopted the new provisions of this accounting standard at the beginning of fiscal year 2016, with no accounting policy change elected.

In May 2015, the FASB updated the guidance within ASC 820, Fair Value Measurements and Disclosures. The update provides guidance on the disclosures for investments in certain entities that calculate NAV per share (or its equivalent). The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share (or its equivalent) as a practical expedient. The updated guidance is to be applied retrospectively and is effective for annual reporting periods beginning after December 15, 2015, and interim periods within those fiscal years, with early adoption permitted. The Company expects to adopt the new provisions of this accounting standard at the beginning of fiscal year 2017, and adoption is not expected to have a material impact on its consolidated financial statements as it will impact year-end disclosures only.

In November 2015, the FASB updated the guidance within ASC 740, Balance Sheet Classification of Deferred Taxes. The update requires all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The updated guidance is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years, with early adoption permitted. The Company adopted the new provisions of this accounting standard prospectively at the beginning of fiscal year 2016, and adoption did not have a material impact on its consolidated financial statements.

In February 2016, the FASB updated the guidance within ASC 842, Leases. The update requires lessees to put most leases on their balance sheets while recognizing expenses on their income statements in a manner similar to current U.S. GAAP. The guidance also eliminates current real estate-specific provisions for all entities. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently assessing the timing and impact of adopting the updated provisions.

In March 2016, the FASB updated the guidance within ASC 718, Compensation-Stock Compensation. The update simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted in any interim or annual period, with adjustments reflected as of the beginning of the fiscal year. The Company is currently assessing the timing and impact of adopting the updated provisions.

In June 2016, the FASB updated the guidance within ASC 326, Financial Instruments - Credit Losses. The update provides guidance on the measurement of credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The amendments replace the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, and interim periods therein. The Company is currently assessing the timing and impact of adopting the updated provisions.

In August 2016, the FASB updated the guidance within ASC 230, Statement of Cash Flows. The update makes eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted provided all amendments are adopted in the same period. The guidance requires application using a retrospective transition method. The Company is currently assessing the timing and impact of adopting the updated provisions.

In October 2016, the FASB updated the guidance within ASC 740, Income Taxes. The updated guidance requires the recognition of the income tax consequences of an intra-entity asset transfer, other than transfers of inventory, when the transfer occurs. For intra-entity transfers of inventory, the income tax effects will continue to be deferred until the inventory has been sold to a third party. The updated guidance is effective for reporting periods beginning after December 15, 2017, with early adoption permitted only within the first interim period of a fiscal year. The guidance is required to be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is currently assessing the timing and impact of adopting the updated provisions.

Note B

Acquisitions

On May 26, 2016, the Company acquired Justin’s, LLC (Justin’s) of Boulder, Colorado, for a preliminary purchase price of $280.9 million. The transaction provides a cash flow benefit resulting from the amortization of the tax basis of assets, the net present value of which is approximately $70.0 million. The purchase price is preliminary pending final purchase accounting adjustments, and was funded by the Company with cash on hand and by utilizing short-term financing. Primary assets acquired include goodwill of $186.4 million and intangibles of $89.9 million.

Justin’s is a pioneer in nut butter-based snacking and this acquisition allows the Company to enhance its presence in the specialty natural and organic nut butter category, complementing SKIPPY® peanut butter products.

Operating results for this acquisition have been included in the Company’s Consolidated Statements of Operations from the date of acquisition and are reflected in the Grocery Products segment.

On July 13, 2015, the Company acquired Applegate Farms, LLC (Applegate) of Bridgewater, New Jersey, for a final purchase price of $774.1 million in cash. The purchase price was funded by the Company with cash on hand and by utilizing short-term financing.

Applegate® is the No. 1 brand in natural and organic value-added prepared meats and this acquisition will allow the Company to expand the breadth of its protein offerings to provide consumers more choice in this fast growing category.

The acquisition was accounted for as a business combination using the acquisition method. The Company obtained an independent appraisal. A final allocation of the purchase price to the acquired assets, liabilities, and goodwill is presented in the table below.

(in thousands)
Accounts receivable	$ 25,574
Inventory	22,212
Prepaid and other assets	2,987
Property, plant and equipment	3,463
Intangible assets	275,900
Goodwill	488,235
Current liabilities	(23,420)
Deferred taxes	(20,888)
Purchase price	$774,063

Goodwill is calculated as the excess of the purchase price over the fair value of the net assets recognized. The goodwill recorded as part of the acquisition primarily reflects the value of the potential to expand product distribution. A portion of the goodwill balance is expected to be deductible for income tax purposes. The goodwill and intangible assets have been allocated to the Refrigerated Foods segment.

The Company recognized approximately $9.0 million of transaction costs in fiscal year 2015 related to the acquisition and the charges were reported in selling, general and administrative expense in the Company’s Consolidated Statements of Operations.

Operating results for this acquisition have been included in the Company’s Consolidated Statements of Operations from the date of acquisition and are reflected in the Refrigerated Foods segment.

On August 11, 2014, the Company acquired CytoSport Holdings, Inc. (CytoSport) of Benicia, California, for a final purchase price of $420.9 million in cash. The purchase price was funded by the Company with cash on hand and by utilizing funds from its revolving line of credit. The agreement provides for a potential additional payment of up to $20.0 million subject to meeting specific financial performance criteria over the two years subsequent to the year of acquisition. The Company recorded adjustments to income to recognize the liability at its fair value as of October 30, 2016, and October 25, 2015, of $1.4 million in fiscal year 2016 and $8.9 million in fiscal year 2015.

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

Goodwill is calculated as the excess of the purchase price over the fair value of the net assets recognized. The goodwill recorded as part of the acquisition primarily reflects the value of the assembled workforce, manufacturing synergies, and the potential to expand presence in alternate channels. The goodwill balance is not expected to be deductible for income tax purposes. The goodwill and intangible assets have been allocated to the Specialty Foods and International & Other segments.

The Company recognized approximately $4.8 million of transaction costs in fiscal year 2014 related to the acquisition and the charges were reported in selling, general and administrative expense in the Consolidated Statement of Operations.

Operating results for this acquisition have been included in the Company’s Consolidated Statements of Operations from the date of acquisition and are reflected in the Specialty Foods and International & Other segments.

On November 26, 2013, the Company acquired the China-based SKIPPY ® peanut butter business, for a final purchase price of $41.9 million in cash. This acquisition included the Weifang, China, manufacturing facility and all sales in Mainland China. The purchase price was funded by the Company with cash on hand.

Operating results for this acquisition have been included in the Company’s Consolidated Statements of Operations from the date of acquisition and are reflected in the International & Other reporting segment.

SKIPPY® is a well-established brand that allows the Company to expand its presence in the center of the store with a non-meat protein product and reinforces the Company’s balanced product portfolio. The acquisition also provides the opportunity to strengthen the Company’s global presence and complements the international sales strategy for the SPAM® family of products.

Pro forma results of operations are not presented, as no acquisitions in fiscal years 2016, 2015, or 2014 were considered material, individually or in the aggregate, to the consolidated Company.

Note C

Inventories

Principal components of inventories are:

	October 30,	October 25,
(in thousands)	2016	2015
Finished products	$553,634	$553,298
Raw materials and work-in-process	253,662	239,174
Materials and supplies	178,387	200,793
Total	$985,683	$993,265

Note D

Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the fiscal years ended October 30, 2016, and October 25, 2015, are presented in the table below. Additions during the fiscal year ended October 30, 2016, relate to the acquisition of Justin’s on May 26, 2016, and are preliminary pending final purchase accounting adjustments. Purchase adjustments are related to the Applegate and CytoSport acquisitions. Other reductions during the fiscal year ended October 30, 2016, are due to the sale of DCB on May 9, 2016. See additional discussion regarding the Company’s assets held for sale in Note E.

	Grocery	Refrigerated		Specialty	International
(in thousands)	Products	Foods	JOTS	Foods	& Other	Total
Balance as of October 26, 2014	$322,942	$ 96,643	$203,214	$470,857	$132,750	$1,226,406
Goodwill acquired	–	488,476	–	–	–	488,476
Purchase adjustments	–	–	–	7,096	–	7,096
Impairment charge	–	–	–	(21,537)	–	(21,537)
Product line disposal	(521)	(435)	–	–	(1)	(957)
Balance as of October 25, 2015	$322,421	$584,684	$203,214	$456,416	$132,749	$1,699,484
Goodwill acquired	186,379	–	–	–	–	186,379
Purchase adjustments	–	(241)	–	–	–	(241)
Goodwill sold	–	–	–	(50,134)	–	(50,134)
Impairment charge	–	–	–	(991)	–	(991)
Balance as of October 30, 2016	$508,800	$584,443	$203,214	$405,291	$132,749	$1,834,497

The gross carrying amount and accumulated amortization for definite-lived intangible assets are presented in the table below. In fiscal year 2016, customer relationships of $5.8 million and non-compete agreements of $1.4 million were acquired related to Justin’s. In fiscal year 2015, customer relationships of $25.1 million and non-compete agreements of $1.2 million were acquired related to Applegate. Through the final purchase accounting valuation of CytoSport in fiscal year 2015, the value of the customer relationships was raised to $23.3 million. Once fully amortized, the definite-lived intangible assets are removed from the table.

	October 30, 2016			October 25, 2015
	Gross		Weighted-	Gross		Weighted-
	Carrying	Accumulated	Avg Life	Carrying	Accumulated	Avg Life
(in thousands)	Amount	Amortization	(in Years)	Amount	Amortization	(in Years)
Customer lists/relationships	$88,240	$(20,737)	12.2	$ 83,190	$(13,939)	12.1
Formulas and recipes	1,950	(1,796)	10.0	7,490	(6,865)	7.2
Proprietary software and technology	–	–	N/A	7,010	(6,901)	8.1
Other intangibles	3,520	(1,677)	6.3	2,370	(1,195)	7.5
Total	$93,710	$(24,210)	11.9	$100,060	$(28,900)	11.3

Amortization expense for the last three fiscal years was as follows:

(in millions)
2016	$8.4
2015	8.1
2014	9.4

Estimated annual amortization expense for the five fiscal years after October 30, 2016, is as follows:

(in millions)
2017	$8.3
2018	7.8
2019	7.6
2020	7.4
2021	7.4

The carrying amounts for indefinite-lived intangible assets are in the following table. The increases represent the fair value of the tradenames acquired with Justin’s in fiscal year 2016 and Applegate in fiscal year 2015.

	October 30,	October 25,
(in thousands)	2016	2015
Brands/tradenames/trademarks	$825,774	$748,075
Other intangibles	7,984	7,984
Total	$833,758	$756,059

During the fourth quarter of fiscal years 2016, 2015, and 2014, the Company completed the required annual impairment tests of indefinite-lived intangible assets and goodwill. No impairment charges were recorded as a result of this test. Upon disposition of the Company’s DCB assets held for sale, the Company recorded a $1.0 million impairment in the second quarter of fiscal 2016. See additional discussion regarding the Company’s assets held for sale in Note E. Useful lives of intangible assets were also reviewed during this process, with no changes identified.

Note E

Assets Held for Sale

At the end of fiscal year 2016, the Company was actively marketing Clougherty Packing, LLC, parent company of Farmer John and Saag’s Specialty Meats, along with PFFJ, LLC farm operations in California, Arizona, and Wyoming. Through this process, the Company identified the specific assets and liabilities to be sold and allocated goodwill based on the relative fair values of the assets held for sale and the assets that will be retained by the Company. In November 2016, subsequent to the end of the fiscal year, the Company entered into an agreement for the sale. The assets held for sale are reported within the Company’s Refrigerated Foods segment. The assets held for sale are not material to the Company’s annual net sales, net earnings, or earnings per share.

Amounts classified as assets and liabilities held for sale on October 30, 2016, are presented on the Company’s Consolidated Statement of Financial Position within their respective accounts, and include the following:

Assets held for sale (in thousands)
Current assets	$ 80,861
Goodwill	12,703
Intangibles	14,321
Property, plant and equipment	74,812
Total assets held for sale	$182,697

Liabilities held for sale (in thousands)
Total current liabilities held for sale	$ 44,066

In fiscal year 2015, the Company began actively marketing a portion of DCB. Through this process, the Company identified the specific assets and liabilities to be sold and allocated goodwill based on the relative fair values of the assets held for sale and the assets that will be retained by the Company. In the second quarter of fiscal year 2016, the Company entered into an agreement for the sale and recorded a $1.0 million impairment charge based on the valuation of the assets as implied by the agreed-upon sales price. During the fourth quarter of fiscal year 2015, a $21.5 million goodwill impairment charge was recorded for the portion of DCB held for sale. The fair value of the net assets to be sold was determined using Level 2 inputs utilizing a market participant bid along with internal valuations of the business. Impairment charge was recorded on the Company’s Consolidated Statements of Operations on the line item “Goodwill impairment charge.” The transaction closed on May 9, 2016, resulting in proceeds, net of selling costs, of a preliminary closing price of $110.1 million, pending working capital adjustments. DCB was reported within the Company’s Specialty Foods segment. DCB provided approximately $256 million of net sales in fiscal year 2015. Net earnings and earnings per share were not material to the consolidated Company.

Amounts classified as assets and liabilities held for sale on October 25, 2015, were presented on the Company’s Consolidated Statement of Financial Position within their respective accounts, and include the following:

Assets held for sale (in thousands)
Current assets	$ 26,057
Goodwill	51,811
Intangibles	5,389
Property, plant and equipment	31,678
Total assets held for sale	$114,935

Liabilities held for sale (in thousands)
Total current liabilities held for sale	$ 3,191

Note F

Long-term Debt and Other Borrowing Arrangements

Long-term debt consists of:

	October 30,	October 25,
(in thousands)	2016	2015
Senior unsecured notes, with interest at 4.125%, interest due semi-annually through April 2021 maturity date	$250,000	$250,000
Less current maturities	–	–
Total	$250,000	$250,000

The Company has a $400.0 million unsecured revolving line of credit which was extended by one year during fiscal year 2016 at the Company’s discretion and matures in June 2021. The Company retains an option in 2017 to extend the facility for an additional year. The unsecured revolving line of credit bears interest at a variable rate based on LIBOR, and a fixed fee is paid for the availability of this credit line. As of October 30, 2016, and October 25, 2015, the Company had no outstanding draws from this line of credit.

The Company also has a $300.0 million term loan facility expiring in December 2016. As of October 30, 2016, the Company had no outstanding draws from this line of credit. As of October 25, 2015, the Company had $185.0 million outstanding on the term loan facility.

The Company is required by certain covenants in its debt agreements to maintain specified levels of financial ratios and financial position. At the end of the current fiscal year, the Company was in compliance with all of these covenants.

Total interest paid in the last three fiscal years is as follows:

(in millions)
2016	$12.9
2015	13.1
2014	12.7

Note G

Pension and Other Post-retirement Benefits

The Company has several defined benefit plans and defined contribution plans covering most employees. Total costs associated with the Company’s defined contribution benefit plans in fiscal years 2016, 2015, and 2014 were $33.5 million, $31.7 million, and $30.1 million, respectively. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service, while plan benefits covering salaried employees are based on final average compensation. The Company’s funding policy is to make annual contributions of not less than the minimum required by applicable regulations. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 9-23 years.

Certain groups of employees are eligible for post-retirement health or welfare benefits. Benefits for retired employees vary for each group depending on respective retirement dates and applicable plan coverage in effect. Contribution requirements for retired employees are governed by the Retiree Health Care

Payment Program and may change each year as the cost to provide coverage is determined. Eligible employees hired after January 1, 1990, may receive post-retirement medical coverage but must pay the full cost of the coverage. On October 17, 2012, the plan was amended, effective April 1, 2013, to terminate coverage for certain nonunion retirees who retired on or after August 1, 2002, and who are or will be Medicare eligible. If the cost of the nonunion retiree coverage is currently subsidized by the Company for the affected retirees, credits will be established in a health reimbursement account to help reimburse the retiree for the cost of purchasing coverage in the individual market. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 5-24 years.

In fiscal year 2011, an amendment was enacted for a defined benefit plan which included a change in the pension formula effective January 1, 2017. The amended formula remains a defined benefit formula, but will base the accrued benefit credit on age and service and define the benefit as a lump sum. Effective October 31, 2016, the 401(k) match for these participants was increased.

Net periodic cost of defined benefit plans included the following:

	Pension Benefits			Post-retirement Benefits
(in thousands)	2016	2015	2014	2016	2015	2014
Service cost	$ 26,951	$ 28,795	$ 25,935	$ 1,297	$ 1,795	$ 1,963
Interest cost	55,728	52,522	53,030	13,346	13,479	15,279
Expected return on plan assets	(88,681)	(88,792)	(83,702)	–	–	–
Amortization of prior service cost	(4,120)	(4,878)	(4,971)	(4,282)	(1,337)	(1,337)
Recognized actuarial loss (gain)	20,318	18,476	12,697	1,617	(2)	(2)
Curtailment (gain) charge	(4,438)	–	–	–	–	–
Net periodic cost	$ 5,758	$ 6,123	$ 2,989	$11,978	$13,935	$15,903

The following amounts have not been recognized in net periodic pension cost and are included in accumulated other comprehensive loss:

			Pension Benefits		Post-retirement Benefits
(in thousands)			2016	2015	2016	2015
Unrecognized prior service credit			$ 17,049	$ 32,490	$ 13,845	$ 2,844
Unrecognized actuarial losses			(464,091)	(360,949)	(44,258)	(40,590)

The following amounts are expected to be recognized in net periodic benefit expense in fiscal year 2017:

		Post-
	Pension	retirement
(in thousands)	Benefits	Benefits
Amortized prior service credit	$(3,000)	$(4,274)
Recognized actuarial losses	26,166	2,424

The following is a reconciliation of the beginning and ending balances of the benefit obligation, the fair value of plan assets, and the funded status of the plans as of the October 30, 2016, and the October 25, 2015, measurement dates:

	Pension Benefits		Post-retirement Benefits
(in thousands)	2016	2015	2016	2015
Change in benefit obligation:
Benefit obligation at beginning of year	$1,248,209	$1,235,769	$334,544	$330,841
Service cost	26,951	28,795	1,297	1,795
Interest cost	55,728	52,522	13,346	13,479
Actuarial loss (gain)	112,208	(16,872)	5,285	10,339
Plan amendments	6,884	–	(15,283)	–
Curtailment (gain) loss	(674)	–	–	–
Participant contributions	–	–	2,959	2,798
Medicare Part D subsidy	–	–	2,090	1,313
Benefits paid	(54,436)	(52,005)	(26,766)	(26,021)
Benefit obligation at end of year	$1,394,870	$1,248,209	$317,472	$334,544

	Pension Benefits		Post-retirement Benefits
(in thousands)	2016	2015	2016	2015
Change in plan assets:
Fair value of plan assets at beginning of year	$1,179,777	$1,168,765	$ –	$ –
Actual return on plan assets	76,756	35,870	–	–
Participant contributions	–	–	2,959	2,798
Employer contributions	30,529	27,147	23,807	23,223
Benefits paid	(54,436)	(52,005)	(26,766)	(26,021)
Fair value of plan assets at end of year	$1,232,626	$1,179,777	$ –	$ –
Funded status at end of year	$ (162,244)	$ (68,432)	$(317,472)	$(334,544)

Amounts recognized in the Consolidated Statements of Financial Position as of October 30, 2016, and October 25, 2015, are as follows:

	Pension Benefits		Post-retirement Benefits
(in thousands)	2016	2015	2016	2015
Pension assets	$ 68,901	$ 132,861	$ –	$ –
Employee related expenses	(5,425)	(4,931)	(20,836)	(21,645)
Pension and post-retirement benefits	(225,720)	(196,362)	(296,636)	(312,899)
Net amount recognized	$(162,244)	$ (68,432)	$(317,472)	$(334,544)

The following table provides information for pension plans with accumulated benefit obligations in excess of plan assets:

(in thousands)	2016	2015
Projected benefit obligation	$231,145	$201,293
Accumulated benefit obligation	225,364	193,913
Fair value of plan assets	–	–

Weighted-average assumptions used to determine benefit obligations are as follows:

	2016	2015
Discount rate	3.94%	4.50%
Rate of future compensation increase (for plans that base benefits on final compensation level)	3.96%	3.92%

Weighted-average assumptions used to determine net periodic benefit costs are as follows:

	2016	2015	2014
Discount rate	4.50%	4.31%	4.89%
Rate of future compensation increase (for plans that base benefits on final compensation level)	3.92%	3.94%	3.91%
Expected long-term return on plan assets	7.60%	7.70%	7.80%

The expected long-term rate of return on plan assets is based on fair value and is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered health care benefits for pre-Medicare and post-Medicare retirees’ coverage is assumed for 2017. The pre-Medicare and post-Medicare rate is assumed to decrease to 5.0% for 2022, and remain at that level thereafter.

The assumed discount rate, expected long-term rate of return on plan assets, rate of future compensation increase, and health care cost trend rate have a significant impact on the amounts reported for the benefit plans. A one-percentage-point change in these rates would have the following effects:

	1-Percentage-Point
	Expense		Benefit Obligation
(in thousands)	Increase	Decrease	Increase	Decrease
Pension Benefits:
Discount rate	$(14,259)	$16,745	$(181,910)	$230,150
Expected long-term rate of return on plan assets	(12,125)	12,125	–	–
Rate of future compensation increase	2,577	(2,263)	1,421	(1,332)
Post-retirement Benefits:
Discount rate	$ (1,011)	$ 4,710	$ (31,075)	$ 37,551
Health care cost trend rate	1,575	(1,347)	33,249	(28,432)

Based on the October 30, 2016, measurement date, the Company anticipates making contributions of $17.2 million to fund the pension plans during fiscal year 2017. The Company also expects to make contributions of $26.8 million during fiscal year 2017 that represent benefit payments for unfunded plans.

Benefits expected to be paid over the next ten fiscal years are as follows:

		Post-
	Pension	retirement
(in thousands)	Benefits	Benefits
2017	$ 56,099	$ 21,227
2018	58,466	21,393
2019	61,024	21,519
2020	63,940	21,461
2021	66,871	21,384
2022-2026	378,191	101,662

Post-retirement benefits are net of expected federal subsidy receipts related to prescription drug benefits granted under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which are estimated to be $0.8 million per year through 2026.

The actual and target weighted-average asset allocations for the Company’s pension plan assets as of the plan measurement date are as follows:

	2016		2015
Asset Category	Actual	Target Range	Actual	Target Range
Large Capitalization Equity	21.7%	12-22%	38.8%	15-35%
Small Capitalization Equity	5.2%	3-13%	5.4%	5-15%
International Equity	13.7%	10-20%	14.0%	15-25%
Global Equity	10.5%	5-20%	–	–
Private Equity	5.5%	0-15%	6.1%	0-15%
Total Equity Securities	56.6%	50-75%	64.3%	50-75%
Fixed Income	36.4%	25-45%	34.3%	25-45%
Real Estate	5.0%	0-10%	–	0-10%
Cash and Cash Equivalents	2.0%	–	1.4%	–

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

The fair values of the defined benefit pension plan investments as of October 30, 2016, and October 25, 2015, by asset category and fair value hierarchy level, are as follows:

	Fair Value Measurements at October 30, 2016
		Quoted Prices
		in Active	Significant Other	Significant
		Markets for	Observable	Unobservable
	Total	Identical Assets	Inputs	Inputs
(in thousands)	Fair Value	(Level 1)	(Level 2)	(Level 3)
Investments at Fair Value:
Cash Equivalents(1)	$ 24,412	$ 24,412	$ –	$ –
Large Capitalization Equity(2)
Domestic	$ 234,633	$156,495	$ 78,138	$ –
Foreign	32,795	32,795	–	–
Total Large Capitalization Equity	$ 267,428	$189,290	$ 78,138	$ –
Small Capitalization Equity(3)
Domestic	$ 52,599	$ 52,599	$ –	$ –
Foreign	11,173	11,173	–	–
Total Small Capitalization Equity	$ 63,772	$ 63,772	$ –	$ –
International Equity(4)
Mutual fund	$ 99,635	$ –	$ 99,635	$ –
Collective trust	69,184	–	69,184	–
Total International Equity	$ 168,819	$ –	$168,819	$ –
Global Equity – Mutual Fund(5)	$ 129,014	$ –	$129,014	$ –
Private Equity(6)
Domestic	$ 54,613	$ –	$ –	$ 54,613
International	13,489	–	–	13,489
Total Private Equity	$ 68,102	$ –	$ –	$ 68,102
Total Equity	$ 697,135	$253,062	$375,971	$ 68,102
Fixed Income(7)
US government issues	$ 153,333	$126,673	$ 26,660	$ –
Municipal issues	21,451	–	21,451	–
Corporate issues – domestic	224,963	–	224,963	–
Corporate issues – foreign	48,328	–	48,328	–
Total Fixed Income	$ 448,075	$126,673	$321,402	$ –
Real Estate – Domestic(8)	$ 63,004	$ –	$ –	$ 63,004
Total Investments at Fair Value	$1,232,626	$404,147	$697,373	$131,106

	Fair Value Measurements at October 25, 2015
		Quoted Prices
		in Active	Significant Other	Significant
		Markets for	Observable	Unobservable
	Total	Identical Assets	Inputs	Inputs)
(in thousands)	Fair Value	(Level 1)	(Level 2)	(Level 3)
Investments at Fair Value:
Cash Equivalents(1)	$ 16,551	$ 16,551	$ –	$ –
Large Capitalization Equity(2)
Domestic	$ 300,735	$175,206	$125,529	$ –
Foreign	36,637	36,637	–	–
World	120,206	–	120,206	–
Total Large Capitalization Equity	$ 457,578	$211,843	$245,735	$ –
Small Capitalization Equity(3)
Domestic	$ 55,513	$ 55,513	$ –	$ –
Foreign	8,246	8,246	–	–
Total Small Capitalization Equity	$ 63,759	$ 63,759	$ –	$ –
International Equity(4)
Mutual fund	$ 101,062	$ –	$101,062	$ –
Collective trust	63,861	–	63,861	–
Total International Equity	$ 164,923	$ –	$164,923	$ –
Private Equity(6)
Domestic	$ 54,748	$ –	$ –	$54,748
International	17,027	–	–	17,027
Total Private Equity	$ 71,775	$ –	$ –	$71,775
Total Equity	$ 758,035	$275,602	$410,658	$71,775
Fixed Income(7)
US government issues	$ 130,456	$104,460	$ 25,996	$ –
Municipal issues	20,211	–	20,211	–
Corporate issues – domestic	210,035	–	210,035	–
Corporate issues – foreign	44,489	–	44,489	–
Total Fixed Income	$ 405,191	$104,460	$300,731	$ –
Total Investments at Fair Value	$1,179,777	$396,613	$711,389	$71,775

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

(1)     Cash Equivalents: These Level 1 investments consist primarily of money market mutual funds that are highly liquid and traded in active markets.

(2)     Large Capitalization Equity: The Level 1 investments include a mix of predominately U.S. common stocks and foreign common stocks, which are valued at the closing price reported on the active market in which the individual securities are traded. The Level 2 investment includes mutual funds consisting of a mix of U.S. and foreign common stocks that are valued at the publicly NAV of shares held by the pension plans at year end.

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

(5)     Global Equity: The Level 2 investment includes an open-ended mutual fund consisting of a mix of U.S. common stocks and foreign common stocks, which is valued at the publicly available NAV of shares held by the pension plans at year end.

(6)     Private Equity: These Level 3 investments consist of various collective investment funds, which are managed by a third party, that invest in a well-diversified portfolio of equity investments from top performing, high quality firms that focus on U.S. and foreign small to mid-markets, venture capitalists, and entrepreneurs with a concentration in areas of innovation. Investment strategies include buyouts, growth capital, buildups, and distressed, as well as early stages of company development mainly in the U.S. The fair value of the units for these investments is based on the fair value of the underlying investments, and the NAV can be calculated for these funds.

(7)  Fixed Income: The Level 1 investments include U.S. Treasury bonds and notes, which are valued at the closing price reported on the active market in which the individual securities are traded. The Level 2 investments consist principally of U.S. government securities, which are valued daily using institutional bond quote sources and mortgage-backed securities pricing sources; municipal, domestic, and foreign securities, which are valued daily using institutional bond quote sources; and mutual funds invested in long-duration corporate bonds that are valued at the publicly available NAV of shares held by the pension plans at year-end.

(8)  Real Estate: These Level 3 investments include ownership in open-ended real estate funds, which manage diversified portfolios of commercial properties within the office, residential, retail, and industrial property sectors. Investment strategies aim to acquire, own, hold, or dispose of investments with the goal of achieving current income and/or capital appreciation. The real estate investments are valued at the NAV of shares held by the pension plans. Requests to redeem shares are granted on a quarterly basis with either 45 or 90 days advance notice, subject to availability of cash.

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

(in thousands)	2016	2015
Beginning Balance	$ 71,775	$58,723
Purchases, issuances, and settlements (net)	52,891	(3,574)
Unrealized (losses) gains	(5,177)	7,741
Realized gains	4,276	7,623
Interest and dividend income	7,341	1,262
Ending Balance	$131,106	$71,775

The Company has commitments totaling $85.0 million for the private equity investments within the pension plans. The unfunded private equity commitment balance for each investment category as of October 30, 2016, and October 25, 2015, is as follows:

(in thousands)	2016	2015
Domestic equity	$ 4,696	$ 9,264
International equity	7,873	9,514
Unfunded commitment balance	$12,569	$18,778

Funding for future private equity capital calls will come from existing pension plan asset investments and not from additional cash contributions into the Company’s pension plans.

Note H

Derivatives and Hedging

The Company uses hedging programs to manage price risk associated with commodity purchases. These programs utilize futures contracts, options, and swaps to manage the Company’s exposure to price fluctuations in the commodities markets. The Company has determined its programs which are designated as hedges are highly effective in offsetting the changes in fair value or cash flows generated by the items hedged.

Cash Flow Hedges: The Company utilizes corn futures to offset price fluctuations in the Company’s future direct grain purchases. The financial instruments are designated and accounted for as cash flow hedges, and the Company measures the effectiveness of the hedges at least quarterly. Effective gains or losses related to these cash flow hedges are reported in accumulated other comprehensive loss (AOCL) and reclassified into earnings, through cost of products sold, in the period or periods in which the hedged transactions affect earnings. Any gains or losses related to hedge ineffectiveness are recognized in the current period cost of products sold. The Company typically does not hedge its grain exposure beyond the next two upcoming fiscal years. As of October 30, 2016, and October 25, 2015, the Company had the following outstanding commodity futures contracts that were entered into to hedge forecasted purchases:

Volume
Commodity	October 30, 2016	October 25, 2015
Corn	22.4 million bushels	20.1 million bushels

As of October 30, 2016, the Company has included in AOCL hedging gains of $9.2 million (before tax) relating to its positions, compared to gains of $1.0 million (before tax) as of October 25, 2015. The Company expects to recognize the majority of these gains over the next 12 months.

Fair Value Hedges: The Company utilizes futures to minimize the price risk assumed when fixed forward priced contracts are offered to the Company’s commodity suppliers. The intent of the program is to make the forward priced commodities cost nearly the same as cash market purchases at the date of delivery. The futures contracts are designated and accounted for as fair value hedges, and the Company measures the effectiveness of the hedges at least quarterly. Changes in the fair value of the futures contracts, along with the gain or loss on the hedged purchase commitment, are marked-to-market through earnings and are recorded on the Consolidated Statement of Financial Position as a current asset and liability, respectively. Effective gains or losses related to these fair value hedges are recognized through cost of products sold in the period or periods in which the hedged transactions affect earnings. Any gains or losses related to hedge ineffectiveness are recognized in the current period cost of products sold. As of October 30, 2016, and October 25, 2015, the Company had the following outstanding commodity futures contracts designated as fair value hedges:

Volume
Commodity	October 30, 2016	October 25, 2015
Corn	3.6 million bushels	5.3 million bushels
Lean hogs	0.2 million cwt	0.4 million cwt

Other Derivatives: The Company holds certain futures and options contract positions as part of a merchandising program and to manage the Company’s exposure to fluctuations in commodity markets. The Company has not applied hedge accounting to these positions.

As of October 30, 2016, and October 25, 2015, the Company had the following outstanding futures and options contracts related to these programs:

Volume
Commodity	October 30, 2016	October 25, 2015
Corn	4.0 million bushels	2.6 million bushels
Soybean meal	11,000 tons	11,500 tons

Fair Values: The fair values of the Company’s derivative instruments as of October 30, 2016, and October 25, 2015, were as follows:

		Fair Value(1)
	Location on Consolidated	October 30,	October 25,
(in thousands)	Statements of Financial Position	2016	2015
Asset Derivatives:
Derivatives Designated as Hedges:
Commodity contracts	Other current assets	$(194)	$305
Derivatives Not Designated as Hedges:
Commodity contracts	Other current assets	144	248
Total Asset Derivatives		$ (50)	$553

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

Derivative Gains and Losses: Gains or losses (before tax, in thousands) related to the Company’s derivative instruments for the fiscal years ended October 30, 2016, and October 25, 2015, were as follows:

	Gain/(Loss) Recognized			Gain/(Loss) Reclassified		Gain/(Loss) Recognized
	in AOCL			from AOCL into Earnings		in Earnings
	(Effective Portion)(1)			(Effective Portion)(1)		(Ineffective Portion)(2)(4)
	Fiscal Year Ended			Fiscal Year Ended		Fiscal Year Ended
	October 30,	October 25,	Location on Consolidated	October 30,	October 25,	October 30,	October 25,
Cash Flow Hedges:	2016	2015	Statements of Operations	2016	2015	2016	2015
Commodity contracts	$6,852	$3,409	Cost of products sold	$(1,310)	$(12,369)	$(14,591)	$(6,127)

		Gain/(Loss)		Gain/(Loss)
		Recognized in Earnings		Recognized in Earnings
		(Effective Portion)(3)		(Ineffective Portion)(2)(5)
		Fiscal Year Ended		Fiscal Year Ended
	Location on Consolidated	October 30,	October 25,	October 30,	October 25,
Fair Value Hedges:	Statements of Operations	2016	2015	2016	2015
Commodity contracts	Cost of products sold	$1,796	$(4,297)	$4,849	$2,547

		Gain/(Loss)
		Recognized in Earnings
		Fiscal Year Ended
Derivatives Not	Location on Consolidated	October 30,	October 25,
Designated as Hedges:	Statements of Operations	2016	2015
Commodity contracts	Cost of products sold	$(796)	$(269)

(1)     Amounts represent gains or losses in AOCL before tax. See Note J for the after tax impact of these gains or losses on net earnings.

(2)     There were no gains or losses excluded from the assessment of hedge effectiveness during the fiscal year. Fiscal years 2016 and 2015 include the mark-to-market impact on certain corn futures contracts which resulted from a temporary suspension of hedge accounting due to market volatility.

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

Investments in and receivables from affiliates consists of the following:

			October 30,	October 25,
(in thousands)	Segment	% Owned	2016	2015
MegaMex Foods, LLC	Grocery Products	50%	$ 180,437	$ 200,110
Foreign Joint Ventures	International & Other	Various (26 – 40%)	59,153	58,888
Total			$ 239,590	$ 258,998

Equity in earnings of affiliates consists of the following:

(in thousands)	Segment	2016	2015	2014
MegaMex Foods, LLC	Grocery Products	$ 30,651	$26,849	$ 14,415
Foreign Joint Ventures	International & Other	8,034	(2,962)	3,170
Total		$ 38,685	$23,887	$ 17,585

Equity in earnings of affiliates in fiscal year 2015 included charges related to the exit from international joint venture businesses. Dividends received from affiliates for the fiscal years ended October 30, 2016, October 25, 2015, and October 26, 2014, were $46.2 million, $37.3 million, and $22.8 million, respectively. The Company recognized a basis difference of $21.3 million associated with the formation of MegaMex Foods, LLC, of which $15.3 million is remaining as of October 30, 2016. This difference is being amortized through equity in earnings of affiliates.

Note J

Accumulated Other Comprehensive Loss

Components of accumulated other comprehensive loss are as follows:

				Accumulated
	Foreign		Deferred	Other
	Currency	Pension &	Gain (Loss)	Comprehensive
(in thousands)	Translation	Other Benefits	– Hedging	Loss
Balance at October 27, 2013	$ 9,391	$(153,001)	$ (5,604)	$(149,214)
Unrecognized gains (losses):
Gross	(1,911)	(91,684)	(16,701)	(110,296)
Tax effect	–	34,737	6,305	41,042
Reclassification into net earnings:
Gross	–	6,387(1)	10,925(2)	17,312
Tax effect	–	(2,425)	(4,119)	(6,544)
Net of tax amount	(1,911)	(52,985)	(3,590)	(58,486)
Balance at October 26, 2014	$ 7,480	$(205,986)	$ (9,194)	$(207,700)
Unrecognized gains (losses):
Gross	(6,906)	(46,389)	3,409	(49,886)
Tax effect	–	17,492	(1,285)	16,207
Reclassification into net earnings:
Gross	–	12,259(1)	12,369(2)	24,628
Tax effect	–	(4,642)	(4,670)	(9,312)
Net of tax amount	(6,906)	(21,280)	9,823	(18,363)
Purchase of additional ownership of noncontrolling interest	395	–	–	395
Balance at October 25, 2015	$ 969	$(227,266)	$ 629	$(225,668)
Unrecognized gains (losses):
Gross	(6,458)	(124,783)	6,852	(124,389)
Tax effect	–	47,068	(2,792)	44,276
Reclassification into net earnings:
Gross	–	13,533(1)	1,310(2)	14,843
Tax effect	–	(5,104)	(261)	(5,365)
Net of tax amount	(6,458)	(69,286)	5,109	(70,635)
Balance at October 30, 2016	$ (5,489)	$(296,552)	$ 5,738	$(296,303)

(1)Included in computation of net periodic cost (see Note G for additional details).

(2)Included in cost of products sold in the Consolidated Statements of Operations.

Note K

Income Taxes

The components of the provision for income taxes are as follows:

(in thousands)	2016	2015	2014
Current:
U.S. Federal	$341,799	$299,557	$264,533
State	33,753	39,817	34,034
Foreign	6,819	10,526	7,759
Total current	382,371	349,900	306,326
Deferred:
U.S. Federal	40,456	18,451	8,756
State	3,770	1,070	873
Foreign	101	458	171
Total deferred	44,327	19,979	9,800
Total provision for income taxes	$426,698	$369,879	$316,126

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that, based upon its lengthy and consistent history of profitable operations, it is more likely than not the net deferred tax assets of $6.2 million will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the deferred income tax liabilities and assets are as follows:

	October 30,	October 25,
(in thousands)	2016	2015
Deferred tax liabilities:
Goodwill and intangible assets	$(250,330)	$ (213,312)
Tax over book depreciation and basis differences	(98,628)	(94,496)
Other, net	(18,295)	(18,788)
Deferred tax assets:
Pension and post-retirement benefits	182,444	154,306
Employee compensation related liabilities	107,343	109,061
Marketing and promotional accruals	36,844	37,603
Other, net	46,845	48,432
Net deferred tax assets	$ 6,223	$ 22,806

Reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	2016	2015	2014
U.S. statutory rate	35.0%	35.0%	35.0%
State taxes on income, net of federal tax benefit	2.1	2.7	2.8
Domestic production activities deduction	(2.8)	(2.6)	(2.7)
Foreign tax credit	(0.9)	–	–
All other, net	(1.0)	(0.1)	(0.8)
Effective tax rate	32.4%	35.0%	34.3%

In fiscal year 2016, the Company approved a repatriation of $38.0 million of foreign earnings related to an international entity restructuring which generated a U.S. tax benefit of $12.1 million. The Company recorded a favorable discrete tax event related to this transaction.

Undistributed earnings of the Company’s foreign subsidiaries and joint ventures, aggregating to approximately $62.5 million at October 30, 2016, are considered to be permanently reinvested, and accordingly, no provision for U.S. income taxes has been provided thereon. It is not practicable to determine the deferred tax liability for temporary differences related to these foreign earnings.

Total income taxes paid during fiscal years 2016, 2015, and 2014 were $372.0 million, $296.5 million, and $285.8 million, respectively.

The following table sets forth changes in the unrecognized tax benefits, excluding interest and penalties, for fiscal years 2015 and 2016.

(in thousands)
Balance as of October 26, 2014	$ 22,608
Tax positions related to the current period:
Increases	2,920
Tax positions related to prior periods:
Increases	1,629
Decreases	(796)
Settlements	(2,839)
Decreases related to a lapse of applicable statute of limitations	(2,185)
Balance as of October 25, 2015	$ 21,337
Tax positions related to the current period:
Increases	3,587
Tax positions related to prior periods:
Increases	9,723
Decreases	(3,913)
Settlements	(1,273)
Decreases related to a lapse of applicable statute of limitations	(2,072)
Balance as of October 30, 2016	$ 27,389

The amount of unrecognized tax benefits, including interest and penalties is recorded in other long-term liabilities. If recognized as of October 30, 2016, and October 25, 2015, $19.5 million and $16.0 million, respectively, would impact the Company’s effective tax rate. The Company includes accrued interest and penalties related to uncertain tax positions in income tax expense, with gains of $0.5 million included in expense for fiscal year 2016. The amount of accrued interest and penalties at October 30, 2016, and October 25, 2015, associated with unrecognized tax benefits was $2.6 million and $3.2 million, respectively.

The Company is regularly audited by federal and state taxing authorities. The United States Internal Revenue Service (I.R.S.) concluded their examination of fiscal years 2013 and 2014 in the third quarter of fiscal year 2016. The Company has elected to participate in the Compliance Assurance Process (CAP) for fiscal years 2015 and 2016. The objective of CAP is to contemporaneously work with the I.R.S. to achieve federal tax compliance and resolve all or most of the issues prior to filing of the tax return. The Company may elect to continue participating in CAP for future tax years; the Company may withdraw from the program at any time.

The Company is in various stages of audit by several state taxing authorities on a variety of fiscal years, as far back as 2011. While it is reasonably possible that one or more of these audits may be completed within the next 12 months and the related unrecognized tax benefits may change based on the status of the examinations, it is not possible to reasonably estimate the effect of any amount of such change to previously recorded uncertain tax positions.

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

A reconciliation of the number of options outstanding and exercisable (in thousands) as of October 30, 2016, and changes during the fiscal year then ended, is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
Outstanding at October 25, 2015	34,397	$13.83
Granted	2,128	38.31
Exercised	4,502	9.60
Forfeited	25	22.03
Outstanding at October 30, 2016	31,998	$16.05	4.8 yrs	$710,346
Exercisable at October 30, 2016	25,112	$12.88	3.9 yrs	$636,449

The weighted-average grant date fair value of stock options granted and the total intrinsic value of options exercised (in thousands) during each of the past three fiscal years is as follows:

	Fiscal Year Ended
	October 30,	October 25,	October 26,
	2016	2015	2014
Weighted-average grant date fair value	$ 7.82	$ 4.92	$ 4.85
Intrinsic value of exercised options	$135,593	$67,516	$74,972

The fair value of each option award is calculated on the date of grant using the Black-Scholes valuation model utilizing the following weighted-average assumptions:

	Fiscal Year Ended
	October 30,	October 25,	October 26,
	2016	2015	2014
Risk-free interest rate	2.1%	2.1%	2.5%
Dividend yield	1.5%	1.9%	1.8%
Stock price volatility	19.0%	19.0%	20.0%
Expected option life	8 years	8 years	8 years

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

Nonvested shares vest on the earlier of the day before the Company’s next annual meeting date or one year. A reconciliation of the nonvested shares (in thousands) as of October 30, 2016, and changes during the fiscal year then ended, is as follows:

		Weighted-
		Average
		Grant Date
	Shares	Fair Value
Nonvested at October 25, 2015	74	$25.87
Granted	47	41.01
Vested	74	25.87
Nonvested at October 30, 2016	47	$41.01

The weighted-average grant date fair value of nonvested shares granted, the total fair value (in thousands) of nonvested shares granted, and the fair value (in thousands) of shares that have vested during each of the past three fiscal years is as follows:

	Fiscal Year Ended
	October 30,	October 25,	October 26,
	2016	2015	2014
Weighted-average grant date fair value	$41.01	$25.87	$22.06
Fair value of nonvested shares granted	$1,920	$1,920	$1,760
Fair value of shares vested	$1,920	$2,347	$2,085

Stock-based compensation expense, along with the related income tax benefit, for each of the past three fiscal years is presented in the table below:

	Fiscal Year Ended
	October 30,	October 25,	October 26,
(in thousands)	2016	2015	2014
Stock-based compensation expense recognized	$17,829	$ 15,717	$14,393
Income tax benefit recognized	(6,764)	(5,967)	(5,469)
After-tax stock-based compensation expense	$11,065	$ 9,750	$ 8,924

At October 30, 2016, there was $9.9 million of total unrecognized compensation expense from stock-based compensation arrangements granted under the plans. This compensation is expected to be recognized over a weighted-average period of approximately 2.5 years. During fiscal years 2016, 2015, and 2014, cash received from stock option exercises was $12.1 million, $10.5 million, and $10.5 million, respectively. The total tax benefit to be realized for tax deductions from these option exercises was $51.6 million, $25.6 million, and $28.4 million, respectively.

Shares issued for option exercises and nonvested shares may be either authorized but unissued shares, or shares of treasury stock acquired in the open market or otherwise. The number of shares available for future grants was 48.1 million at October 30, 2016, 50.1 million at October 25, 2015, and 53.2 million at October 26, 2014.

Note M

Fair Value Measurements

Pursuant to the provisions of ASC 820, the Company’s financial assets and liabilities carried at fair value on a recurring basis in the consolidated financial statements as of October 30, 2016, and October 25, 2015, and their level within the fair value hierarchy, are presented in the table below.

	Fair Value Measurements at October 30, 2016
		Quoted Prices in
	Fair Value at	Active Markets	Significant Other	Significant
	October 30,	for Identical	Observable	Unobservable
(in thousands)	2016	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)
Assets at Fair Value:
Cash and cash equivalents(1)	$415,143	$415,143	$ –	$ –
Other trading securities(2)	122,305	39,903	82,402	–
Commodity derivatives(3)	3,094	3,094	–	–
Total Assets at Fair Value	$540,542	$458,140	$82,402	$ –
Liabilities at Fair Value:
Deferred compensation(2)	$ 60,949	$ 28,768	$32,181	$ –
Total Liabilities at Fair Value	$ 60,949	$ 28,768	$32,181	$ –

	Fair Value Measurements at October 25, 2015
		Quoted Prices in
	Fair Value at	Active Markets	Significant Other	Significant
	October 25,	for Identical	Observable	Unobservable
(in thousands)	2015	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)
Assets at Fair Value:
Cash and cash equivalents(1)	$ 347,239	$ 347,239	$ –	$ –
Other trading securities(2)	119,668	39,329	80,339	–
Commodity derivatives(3)	6,485	6,485	–	–
Total Assets at Fair Value	$ 473,392	$ 393,053	$80,339	$ –
Liabilities at Fair Value:
Deferred compensation(2)	$ 57,869	$ 25,272	$32,597	$ –
Total Liabilities at Fair Value	$ 57,869	$ 25,272	$32,597	$ –

The following methods and assumptions were used to estimate the fair value of the financial assets and liabilities above:

(1) The Company’s cash equivalents consist primarily of bank deposits, money market funds rated AAA, or other highly liquid investment accounts. As these investments have a maturity date of three months or less, the carrying value approximates fair value.

(2) The Company holds trading securities as part of a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans. The rabbi trust is included in other assets on the Consolidated Statements of Financial Position and is valued based on the underlying fair value of each fund held by the trust. A majority of the funds held related to the supplemental executive retirement plans have been invested in fixed income funds managed by a third party. The declared rate on these funds is set based on a formula using the yield of the general account investment portfolio that supports the fund, adjusted for expenses and other charges. The rate is guaranteed for one year at issue, and may be reset annually on the policy anniversary, subject to a guaranteed minimum rate. As the value is based on adjusted market rates, and the fixed rate is only reset on an annual basis, these funds are classified as Level 2. The remaining funds held are also managed by a third party, and include equity securities, money market accounts, bond funds, or other portfolios for which there is an active quoted market. Therefore, these securities are classified as Level 1. The related deferred compensation liabilities are included in other long-term liabilities on the Consolidated Statements of Financial Position and are valued based on the underlying investment selections held in each participant’s account. Investment options generally mirror those funds held by the rabbi trust, for which there is an active quoted market. Therefore, these investment balances are classified as Level 1. The Company also offers a fixed rate investment option to participants. The rate earned on these investments is adjusted annually based on a specified percentage of the I.R.S. Applicable Federal Rates. These balances are classified as Level 2.

(3) The Company’s commodity derivatives represent futures contracts used in its hedging or other programs to offset price fluctuations associated with purchases of corn and soybean meal, and to minimize the price risk assumed when forward priced contracts are offered to the Company’s commodity suppliers. The Company’s futures contracts for corn and soybean meal are traded on the Chicago Board of Trade, while futures contracts for lean hogs are traded on the Chicago Mercantile Exchange. These are active markets with quoted prices available and therefore these contracts are classified as Level 1. All derivatives are reviewed for potential credit risk and risk of nonperformance. The Company nets the derivative assets and liabilities for each of its hedging programs, including cash collateral, when a master netting arrangement exists between the Company and the counterparty to the derivative contract. The net balance for each program is included in other current assets or accounts payable, as appropriate, in the Consolidated Statements of Financial Position. As of October 30, 2016, the Company has recognized the right to reclaim net cash collateral of $3.1 million from various counterparties (including $7.1 million of realized gains offset by cash owed of $4.0 million on closed positions). As of October 25, 2015, the Company had recognized the right to reclaim net cash collateral of $2.3 million from various counterparties (including $13.7 million of cash less $11.4 million of realized losses on closed positions).

The Company’s financial assets and liabilities also include accounts receivable, accounts payable, and other liabilities, for which carrying value approximates fair value. The Company does not carry its long-term debt at fair value in its Consolidated Statements of Financial Position. Based on borrowing rates available to the Company for long-term financing with similar terms and average maturities, the fair value of long-term debt, utilizing discounted cash flows (Level 2), was $274.9 million as of October 30, 2016, and $268.4 million as of October 25, 2015.

In accordance with the provisions of ASC 820, the Company also measures certain nonfinancial assets and liabilities at fair value that are recognized or disclosed on a nonrecurring basis (e.g. goodwill, intangible assets, and property, plant and equipment). In the second quarter of fiscal year 2016, the Company entered into an agreement for the sale of DCB and recorded a $1.0 million impairment charge based on the valuation of the assets as implied by the agreed-upon sales price. During the fourth quarter of fiscal year 2015, a $21.5 million goodwill impairment charge was recorded for the portion of DCB held for sale. The fair value of the net assets to be sold was determined using Level 2 inputs utilizing a market participant bid along with internal valuations of the business. See additional discussion regarding the Company’s assets held for sale in Note E. During fiscal years 2016, 2015, and 2014, there were no other material remeasurements of assets or liabilities at fair value on a nonrecurring basis subsequent to their initial recognition.

Note N

Commitments and Contingencies

In order to ensure a steady supply of hogs and turkeys, and to keep the cost of products stable, the Company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods up to 10 years. The Company has also entered into grow-out contracts with independent farmers to raise turkeys for the Company for periods up to 25 years. Under these arrangements, the Company owns the livestock, feed, and other supplies while the independent farmers provide facilities and labor. The Company has also contracted for the purchase of corn, soybean meal, and other feed ingredients from independent suppliers for periods up to three years. Under these contracts, the Company is committed at October 30, 2016, to make purchases, assuming current price levels, as follows:

(in thousands)
2017	$ 957,418
2018	636,239
2019	378,857
2020	247,295
2021	150,233
Later Years	75,572
Total	$2,445,614

Purchases under these contracts for fiscal years 2016, 2015, and 2014 were $1.6 billion, $1.6 billion, and $2.2 billion, respectively.

The Company has noncancelable operating lease commitments on facilities and equipment at October 30, 2016, as follows:

(in thousands)
2017	$11,085
2018	7,700
2019	5,717
2020	4,294
2021	3,128
Later Years	4,154
Total	$36,078

The Company expensed $21.6 million, $22.4 million, and $21.1 million for rent in fiscal years 2016, 2015, and 2014, respectively.

The Company has commitments to expend approximately $165.4 million to complete construction in progress at various locations as of October 30, 2016.

The Company also has purchase obligations not reflected in the consolidated statements of financial position, representing open purchase orders and contracts related to the procurement of raw materials, supplies, and various services. As of October 30, 2016, commitments related to those purchase orders, and all known contracts exceeding $1.0 million, are shown below. The Company primarily purchases goods and services on an as-needed basis and therefore, amounts in the table represent only a portion of expected future cash expenditures.

(in thousands)
2017	$ 589,298
2018	140,924
2019	74,438
2020	64,599
2021	55,273
Later Years	134,010
Total	$1,058,542

As of October 30, 2016, the Company has $44.4 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the Company’s self-insured workers compensation programs. However, that amount also includes revocable standby letters of credit totaling $4.0 million for obligations of an affiliated party that may arise under workers compensation claims. Letters of credit are not reflected in the Company’s Consolidated Statements of Financial Position.

The Company is involved in litigation on an ongoing basis arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the Company’s results of operations, financial condition, or liquidity.

Note O

Earnings Per Share Data

The reported net earnings attributable to the Company were used when computing basic and diluted earnings per share for all years presented. A reconciliation of the shares used in the computation is as follows:

(in thousands)	2016	2015	2014
Basic weighted-average shares outstanding	529,290	528,143	527,624
Dilutive potential common shares	13,183	12,859	12,807
Diluted weighted-average shares outstanding	542,473	541,002	540,431

For fiscal years 2016, 2015, and 2014, a total of 1.1 million, 0.9 million, and 0.8 million weighted-average outstanding stock options, respectively, were not included in the computation of dilutive potential common shares since their inclusion would have had an antidilutive effect on earnings per share.

Note P

Segment Reporting

The Company develops, processes, and distributes a wide array of food products in a variety of markets. The Company reports its results in the following five segments: Grocery Products, Refrigerated Foods, Jennie-O Turkey Store, Specialty Foods, and International & Other.

The Grocery Products segment consists primarily of the processing, marketing, and sale of shelf-stable food products sold predominantly in the retail market. This segment also includes the results from the Company’s MegaMex Foods, LLC joint venture.

The Refrigerated Foods segment consists primarily of the processing, marketing, and sale of branded and unbranded pork, beef, chicken, and turkey products for retail, foodservice, and fresh product customers.

The Jennie-O Turkey Store segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for retail, foodservice, and fresh product customers.

The Specialty Foods segment consists of the processing, marketing, and sale of nutritional and private label shelf-stable products to retail, foodservice, and industrial customers.

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

(in thousands)	2016	2015	2014
Net Sales (to unaffiliated customers)
Grocery Products	$1,684,756	$1,617,680	$1,558,265
Refrigerated Foods	4,647,173	4,372,347	4,644,179
Jennie-O Turkey Store	1,740,968	1,635,776	1,672,452
Specialty Foods	939,134	1,103,359	907,120
International & Other	511,193	534,701	534,240
Total	$9,523,224	$9,263,863	$9,316,256
Intersegment Sales
Grocery Products	$ –	$ –	$ –
Refrigerated Foods	11,341	13,058	23,163
Jennie-O Turkey Store	120,742	128,195	144,137
Specialty Foods	26	64	122
International & Other	–	–	–
Total	132,109	141,317	167,422
Intersegment elimination	(132,109)	(141,317)	(167,422)
Total	$ –	$ –	$ –
Segment Net Sales
Grocery Products	$1,684,756	$1,617,680	$1,558,265
Refrigerated Foods	4,658,514	4,385,405	4,667,342
Jennie-O Turkey Store	1,861,710	1,763,971	1,816,589
Specialty Foods	939,160	1,103,423	907,242
International & Other	511,193	534,701	534,240
Intersegment elimination	(132,109)	(141,317)	(167,422)
Total	$9,523,224	$9,263,863	$9,316,256
Segment Operating Profit
Grocery Products	$ 268,461	$ 228,582	$ 195,064
Refrigerated Foods	585,652	424,968	338,020
Jennie-O Turkey Store	329,427	276,217	272,362
Specialty Foods	110,917	93,258	71,514
International & Other	78,409	78,318	84,745
Total segment operating profit	$1,372,866	$1,101,343	$ 961,705
Net interest and investment expense (income)	6,680	10,177	9,468
General corporate expense	49,436	35,199	33,434
Noncontrolling interest	465	1,176	3,349
Earnings Before Income Taxes	$1,317,215	$1,057,143	$ 922,152

(in thousands)	2016	2015	2014
Assets
Grocery Products	$1,472,316	$1,214,988	$1,249,631
Refrigerated Foods	1,999,821	1,973,424	1,215,694
Jennie-O Turkey Store	882,812	811,693	857,697
Specialty Foods	837,107	988,455	1,013,420
International & Other	479,394	446,164	406,249
Corporate	698,617	705,107	712,928
Total	$6,370,067	$6,139,831	$5,455,619
Additions to Property, Plant and Equipment
Grocery Products	$ 15,830	$ 18,104	$ 31,741
Refrigerated Foods	93,430	54,074	61,183
Jennie-O Turkey Store	61,340	32,250	25,761
Specialty Foods	5,372	5,309	3,266
International & Other	44,407	18,576	4,896
Corporate	35,145	15,750	32,291
Total	$ 255,524	$ 144,063	$ 159,138
Depreciation and Amortization
Grocery Products	$ 29,725	$ 26,972	$ 25,883
Refrigerated Foods	53,229	53,325	57,709
Jennie-O Turkey Store	29,225	28,262	27,091
Specialty Foods	5,165	11,075	8,999
International & Other	3,969	3,372	3,541
Corporate	10,655	10,428	6,821
Total	$ 131,968	$ 133,434	$ 130,044

The Company’s products primarily consist of meat and other food products. The Perishable category includes fresh meats, frozen items, refrigerated meal solutions, sausages, hams, guacamole, and bacon (excluding JOTS products). The Poultry category is composed primarily of JOTS products. Shelf-stable includes canned luncheon meats, peanut butter, chilies, shelf-stable microwaveable meals, hash, stews, salsas, flour and corn tortillas, tortilla chips, and other items that do not require refrigeration. The Miscellaneous category primarily consists of nutritional food products and supplements, sugar and sugar substitutes, dessert and drink mixes, and industrial gelatin products. The percentages of total revenues contributed by classes of similar products for the last three fiscal years are as follows:

	Fiscal Year Ended
	October 30,	October 25,	October 26,
	2016	2015	2014
Perishable	53.1%	53.0%	54.5%
Poultry	20.5	18.6	18.4
Shelf-stable	18.2	18.4	19.0
Miscellaneous	8.2	10.0	8.1
	100.0%	100.0%	100.0%

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

	Fiscal Year Ended
	October 30,	October 25,	October 26,
(in thousands)	2016	2015	2014
United States	$9,012,797	$8,721,722	$8,708,042
Foreign	510,427	542,141	608,214
	$9,523,224	$9,263,863	$9,316,256

In fiscal year 2016, sales to Wal-Mart Stores, Inc. (Wal-Mart) represented $1.45 billion or 13.7 percent of the Company’s consolidated revenues (measured as gross sales less returns and allowances). In fiscal year 2015, sales to Wal-Mart represented $1.43 billion or 13.9 percent of the Company’s consolidated revenues. Wal-Mart is a customer for all five segments of the Company.

Note Q

Quarterly Results of Operations (Unaudited)

The following tabulations reflect the unaudited quarterly results of operations for the years ended October 30, 2016, and October 25, 2015.

				Net Earnings
				Attributable to	Basic	Diluted
		Gross	Net	Hormel Foods	Earnings	Earnings
(in thousands, except per share data)	Net Sales	Profit	Earnings	Corporation(1)	Per Share	Per Share
2016
First quarter	$2,292,672	$558,011	$235,167	$235,061	$0.44	$0.43
Second quarter	2,300,235	526,359	215,384	215,397	0.41	0.40
Third quarter	2,302,376	475,285	195,776	195,654	0.37	0.36
Fourth quarter	2,627,941	598,520	244,190	243,940	0.46	0.45
2015
First quarter	$2,395,073	$444,605	$172,430	$171,718	$0.33	$0.32
Second quarter	2,279,345	459,556	180,435	180,201	0.34	0.33
Third quarter	2,188,587	409,390	146,956	146,938	0.28	0.27
Fourth quarter	2,400,858	495,030	187,443	187,231	0.35	0.35

(1)Excludes net earnings attributable to the Company’s noncontrolling interests.

Shareholder Information

Independent Auditors

Ernst & Young LLP

220 South Sixth Street, Ste. 1400

Minneapolis, MN 55402-4509

Stock Listing

Hormel Foods Corporation’s common stock is traded on the New York Stock Exchange under the symbol HRL. The CUSIP number is 440452100.

There are approximately 12,300 record stockholders and 89,000 stockholders whose shares are held in street name by brokerage firms and financial institutions.

Common Stock Data

The high and low prices of the company’s common stock and the dividends per share declared (as adjusted for the two-for-one stock split distributed on February 9, 2016) for each fiscal quarter of 2016 and 2015, respectively, are shown below:

2016	High	Low	Dividend
First Quarter	$40.390	$32.920	$0.145
Second Quarter	45.720	37.490	0.145
Third Quarter	40.535	33.700	0.145
Fourth Quarter	40.000	35.870	0.145

2015	High	Low	Dividend
First Quarter	$27.700	$25.030	$0.125
Second Quarter	29.490	25.065	0.125
Third Quarter	29.680	27.075	0.125
Fourth Quarter	34.483	28.443	0.125

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

The transfer agent makes stockholder account data available to stockholders of record via the Internet. This service allows stockholders to view various account details, such as certificate information, dividend payment history, and/or dividend reinvestment plan records, over a secure Internet connection with the required entry of an account number and authentication ID. Information is available 24 hours per day, 7 days a week. If you are interested, you may use the web site www.shareowneronline. com and access “Sign Up Now!” to arrange for setup.

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

Annual Meeting

The Annual Meeting of Stockholders will be held on Tuesday, January 31, 2017, in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m. (CT).

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

Corporate Officers

James P. Snee*	Lawrence C. Lyons	Gary L. Jamison
President and	Senior Vice President,	Vice President and
Chief Executive Officer	Human Resources	Treasurer
(effective 10/31/2016)
	Lori J. Marco	Brian D. Johnson
Steven G. Binder	Senior Vice President,	Vice President and
Executive Vice President;	External Affairs and General Counsel	Corporate Secretary
President, Hormel Business Units
	Kevin L. Myers, Ph.D.	Kurt F. Mueller
James N. Sheehan	Senior Vice President,	Vice President,
Senior Vice President and	Research and Development	Senior Vice President, Sales
Chief Financial Officer		Consumer Products Sales
(effective 10/31/2016)	D. Scott Aakre
	Vice President,	Swen Neufeldt
Jeffrey R. Baker	Corporate Innovation	Vice President,
Group Vice President,	and New Product Development	Meat Products Marketing
Foodservice		(effective 10/31/2016)
Richard A. Carlson
Deanna T. Brady	Vice President,	Mark J. Ourada
Group Vice President;	Quality Management	Vice President,
President, Consumer Products Sales		Foodservice Sales
Mark A. Coffey
Thomas R. Day	Vice President,	Patrick J. Schwab
Group Vice President,	Affiliated Business Units	Vice President,
Refrigerated Foods	Refrigerated Foods	Senior Vice President, Sales
Consumer Products Sales
Donald H. Kremin	Patrick J. Connor
Group Vice President,	Vice President,	Donald J. Temperley
Specialty Foods	Senior Vice President, Sales	Vice President,
	Consumer Products Sales	Refrigerated Foods Operations
Glenn R. Leitch
Group Vice President;	Timothy J. Fritz	Mark D. Vaupel
President, Jennie-O Turkey Store, Inc.	Vice President,	Vice President,
	Grocery Products Operations	Information Technology Services
Luis G. Marconi
Group Vice President,	Jeffrey A. Grev	Steven J. Venenga
Grocery Products	Vice President,	Vice President,
(effective 10/31/2016)	Legislative Affairs	Grocery Products Marketing
(effective 10/31/2016)
James M. Splinter	Fred D. Halvin
Group Vice President,	Vice President,	Wendy A. Watkins
Corporate Strategy	Corporate Development	Vice President,
(effective 10/31/2016)		Corporate Communications
Jana L. Haynes
Larry L. Vorpahl	Vice President and	David F. Weber
Group Vice President;	Controller	Vice President,
President, Hormel Foods		Foodservice Marketing
International Corporation	Tyler L. Hulsebus
	Vice President,	James T. Anderson
Bryan D. Farnsworth	Engineering	Assistant Controller
Senior Vice President,
Supply Chain		*Director

Printed on recycled paper. Please recycle.
Cover and pages 1-14 contain 10% total recovered fiber/all post-consumer waste, FSC:® Certified Fiber. Pages 15-70 contain 30% total recovered fiber/all post-consumer waste, FSC:® Certified Fiber.