Form 10-K, Exhibit 13
period 2017-10-29
HORMEL FOODS CORP /DE/
filed 2017-12-20
CIK 48465

Exhibit 13.1

Selected Financial Data

(in thousands, except per share amounts)	2017	2016*	2015	2014	2013
Operations
Net Sales	$9,167,519	$9,523,224	$9,263,863	$9,316,256	$8,751,654
Net Earnings	847,103	890,517	687,264	606,026	530,076
Net Earnings Attributable to Hormel Foods Corporation	846,735	890,052	686,088	602,677	526,211
% of net sales	9.24%	9.35%	7.41%	6.47%	6.01%
EBIT(1)	1,280,101	1,323,430	1,066,144	928,271	802,124
% of net sales	13.96%	13.90%	11.51%	9.96%	9.17%
EBITDA(2)	1,411,078	1,455,398	1,199,578	1,058,315	926,974
% of net sales	15.39%	15.28%	12.95%	11.36%	10.59%
Return on Invested Capital(3)	16.35%	19.04%	15.62%	15.79%	14.92%

Financial Position
Total Assets	$6,975,908	$6,370,067	$6,139,831	$5,455,619	$4,915,880
Long-term Debt less Current Maturities	250,000	250,000	250,000	250,000	250,000
Hormel Foods Corporation Shareholders’ Investment	4,935,907	4,448,006	3,998,198	3,605,678	3,311,040

Selected Cash Flow Data
Depreciation and Amortization	$ 130,977	$ 131,968	$ 133,434	$ 130,044	$ 124,850
Capital Expenditures	221,286	255,524	144,063	159,138	106,762
Acquisitions of Businesses	520,463	280,889	770,587	466,204	665,415
Share Repurchase	94,487	87,885	24,928	58,937	70,819
Dividends Paid	346,010	296,493	250,834	203,156	174,320

Common Stock**
Weighted-Average Shares Outstanding – Basic	528,363	529,290	528,143	527,624	528,635
Weighted-Average Shares Outstanding – Diluted	539,116	542,473	541,002	540,431	540,449
Earnings per Share – Basic	$ 1.60	$ 1.68	$ 1.30	$ 1.14	$ 1.00
Earnings per Share – Diluted	1.57	1.64	1.27	1.12	0.97
Dividends per Share	0.68	0.58	0.50	0.40	0.34
Hormel Foods Corporation Shareholders’ Investment per Share	9.34	8.42	7.57	6.84	6.28

The Company provides EBIT, EBITDA, and Return on Invested Capital because these measures are useful to investors as indicators of operating strength and performance relative to prior years, and are typically used to benchmark our Company’s performance against other companies in our industry. Management uses EBIT as a component of certain executive incentive plans but does not utilize EBITDA for any material purpose. These measures are calculated as follows:

(in thousands)	2017	2016*	2015	2014	2013
(1) EBIT:
Net Earnings Attributable to Hormel Foods Corporation	$ 846,735	$ 890,052	$ 686,088	$ 602,677	$ 526,211
Plus: Income Tax Expense	431,542	426,698	369,879	316,126	268,431
Plus: Interest Expense	12,683	12,871	13,111	12,704	12,453
Less: Interest and Investment Income	10,859	6,191	2,934	3,236	4,971
EBIT	$1,280,101	$1,323,430	$1,066,144	$ 928,271	$ 802,124
(2) EBITDA:
EBIT per (1) above	1,280,101	1,323,430	1,066,144	928,271	802,124
Plus: Depreciation and Amortization	130,977	131,968	133,434	130,044	124,850
EBITDA	$1,411,078	$1,455,398	$1,199,578	$1,058,315	$ 926,974
(3) Return on Invested Capital:
EBIT per (1) above	1,280,101	1,323,430	1,066,144	928,271	802,124
X (1 – Effective Tax Rate***)	66.25%	67.59%	64.97%	65.59%	66.22%
After-tax EBIT	$ 848,067	$ 894,506	$ 692,674	$ 608,887	$ 531,166
Divided by:
Total Debt	250,000	250,000	435,000	250,000	250,000
Hormel Foods Corporation Shareholders’ Investment	4,935,907	4,448,006	3,998,198	3,605,678	3,311,040
Total Debt and Shareholders’ Investment	$5,185,907	$4,698,006	$4,433,198	$3,855,678	$3,561,040
Return on Invested Capital	16.35%	19.04%	15.62%	15.79%	14.92%

* Fiscal 2016 included 53 weeks.

** Shares and per share figures have been restated to reflect the two-for-one stock split distributed on February 9, 2016.

*** Excluding earnings attributable to noncontrolling interests.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Fiscal 2017: While the year did not progress as anticipated, three of our five segments – Grocery Products, Refrigerated Foods, and International & Other – delivered record earnings, despite one less week, and helped us achieve the second-best year of earnings in our history. The growth in these segments partially offset declines at Jennie-O Turkey Store (JOTS) and Specialty Foods. Sales for the year were $9.2 billion, a 4 percent decline from last year. Organic net sales1 were up 3 percent with four of five segments contributing to the sales growth. Diluted earnings per share for fiscal 2017 were $1.57, a 4 percent decline compared to $1.64 per share last year. Fiscal 2017 net earnings attributable to the Company fell 5 percent to $846.7 million, compared to net earnings of $890.1 million last year. (1see explanation of non-GAAP financial measures in the Consolidated Results section).

Financial performance for the Grocery Products segment was led by sales growth of Wholly Guacamole® dips, Herdez® salsas, and the SPAM® family of products. These growth areas, along with a full year of Justin’s, offset higher input costs experienced during the year. Refrigerated Foods segment results were tempered by the divestiture of Farmer John in January 2017 and record high prices for numerous beef and pork raw materials. The inclusion of the Fontanini acquisition in addition to solid gains in many foodservice value-added products including Hormel® Bacon 1TM fully cooked bacon and Hormel® pepperoni and retail sales of Hormel® Natural Choice® products benefited Refrigerated Foods. Results for the JOTS segment were impacted by industry oversupply and corresponding low commodity prices. Increased competition from both within the turkey industry and alternative proteins affected results at JOTS. Specialty Foods segment profit declined due to increased competitive activity, which drove lower sales of Muscle Milk® ready-to-drink protein beverages. The International & Other segment results exceeded last year due to the addition of the Ceratti acquisition and improved contributions from exports of fresh pork and SPAM® luncheon meat.

Our financial performance continued to generate record operating cash flows, which we reinvested into the business through capital expenditures and acquisitions while returning a record amount of cash back to shareholders in the form of dividends and share repurchases. We completed the acquisition of Fontanini for $427.9 million and Ceratti for $103.5 million. Fontanini is a branded foodservice business specializing in authentic Italian meats and sausages, pizza toppings, and meatballs. Fontanini complements our growing foodservice business, gives us more production capacity, and reduces the need for capital expenditures at our current facilities. Ceratti, an authentic, family-owned business in Brazil, produces premium, value-added deli products and gives us an entry into the fast-growing Brazilian market. Subsequent to the end of the year, we completed the acquisition of Columbus Craft Meats, an authentic, premium deli meat and salami company.

This strategic acquisition positions us as a total deli solutions provider and enhances our other strong deli brands such as Hormel®, Jennie-O®, Applegate®, and DiLusso®. In connection with the purchase, the Company borrowed $375.0 million under a term loan facility and $375.0 million under a revolving credit facility. We repurchased 2.7 million shares of common stock in fiscal 2017, spending $94.5 million. The annual dividend for 2018 will be $0.75 per share and marks the 52nd consecutive year of dividend increases, representing an increase of 10 percent after a 17 percent increase last year.

Fiscal 2018 Outlook: With the addition of three new acquisitions, numerous strategic investments in value-added capacity, an innovation pipeline full of exciting new products, and strong fundamentals throughout our business, we are confident about sales and earnings growth for fiscal 2018. To support our growth, we reorganized our supply chain and combined the Grocery Products and Specialty Foods segments effective with the start of fiscal 2018. Both reorganizations are expected to create cost and revenue synergies. The contributions from branded products such as the SPAM® family of products, Skippy® peanut butter, Wholly Guacamole® dips, Herdez® salsas, and Muscle Milk® protein nutrition products are expected to drive improved Grocery Products results. While we anticipate a reduction in the commodity profits in Refrigerated Foods, we expect growth in our value-added businesses, along with the acquisitions of Fontanini and Columbus, to more than offset the declines. We expect the JOTS segment to continue value-added sales and volume growth, led by Jennie-O® lean ground turkey, Jennie-O® Oven Ready® products, and turkey burgers. We expect a modest decrease in segment profit as the business continues to navigate difficult industry conditions. We expect the International & Other segment to grow sales and earnings through the addition of the Ceratti acquisition and the expansion of our business in China, aided by our new plant in Jiaxing, China, along with increased sales of the SPAM® and Skippy® families of products.

We also plan to support numerous iconic brands with continued advertising in fiscal 2018. Strong cash flow, along with a solid balance sheet, will enable us to continue to return cash to shareholders while investing capital for growth of our business through internal investment and strategic acquisitions.

Critical Accounting Policies

This discussion and analysis of financial condition and results of operations is based upon the consolidated financial statements of Hormel Foods Corporation (the Company), which have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company evaluates, on an ongoing basis, its estimates for reasonableness as changes occur in its business environment. The Company bases its estimates on experience, the use of independent third-party specialists, and various other assumptions believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those reflective of significant judgments, estimates, and uncertainties, and potentially result in materially different results under different assumptions and conditions. The Company believes the following are its critical accounting policies:

Revenue Recognition: The Company recognizes sales when title passes upon delivery of its products to customers, net of applicable provisions for discounts, returns, and allowances. Products are delivered upon receipt of customer purchase orders with acceptable terms, including price and reasonably assured collectability.

The Company offers various sales incentives to customers and consumers. Incentives offered off-invoice include prompt pay allowances, will call allowances, spoilage allowances, and temporary price reductions. These incentives are recognized as reductions of revenue at the time title passes. Coupons are used as an incentive for consumers to purchase various products. The coupons reduce revenues at the time they are offered, based on estimated redemption rates. Promotional contracts are performed by customers to promote the Company’s products to consumers. These incentives reduce revenues at the time of performance through direct payments and accrued promotional funds. Accrued promotional funds are unpaid liabilities for promotional contracts in process or completed at the end of a quarter or fiscal year. Promotional contractual accruals are based on agreements with customers for defined performance. The liability relating to these agreements is based on a review of the outstanding contracts on which performance has taken place but for which the promotional payments relating to such contracts remain unpaid as of the end of the fiscal year. The level of customer performance and the historical spend rate versus contracted rates are significant estimates used to determine these liabilities.

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

Goodwill and Other Indefinite-Lived Intangibles: Estimating the fair value of the Company’s goodwill reporting units and intangible assets requires significant judgement. Accordingly, the Company obtains the assistance of third-party valuation specialists who utilize available historical information along with future expectations to value the assets. Determining the useful life of an intangible asset also requires judgement. Certain acquired brands are expected to have indefinite lives based on their history and the Company’s plans to continue to support and build the brands. Other acquired assets such as customer relationships, are expected to have determinable useful lives.

Indefinite-lived intangible assets are originally recorded at their estimated fair values at the date of acquisition and the residual of the purchase price is recorded to goodwill. Goodwill and other indefinite-lived intangible assets are allocated to reporting units that will receive the related sales and income. Goodwill and indefinite-lived intangible assets are tested annually for impairment, or more frequently if impairment indicators arise.

In conducting the annual impairment test for goodwill, the Company has the option to first assess qualitative factors to determine whether it is more likely than not (> 50% likelihood) that the fair value of any reporting unit is less than its carrying amount. If the Company elects to perform a qualitative assessment and determines an impairment is more likely than not, the Company is required to perform a quantitative impairment test. Otherwise, no further analysis is required. Alternatively, the Company may elect not to perform the qualitative assessment and proceed directly to the quantitative impairment test.

Prior to the fourth quarter of fiscal 2017, if the carrying value of a reporting unit exceeded its fair value, the Company completed the second step of the test to determine the amount of goodwill impairment loss, if any, to be recognized. In the second step, the Company estimated an implied fair value of the reporting unit’s goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill (including any unrecognized intangible assets). The impairment loss was equal to the excess of the carrying value of the goodwill over the implied fair value of that goodwill. In the fourth quarter of fiscal 2017, the Company adopted Accounting Standards Update (ASU) 2017-04, Simplifying the Test for Goodwill Impairment. As a result, the Company recognizes an impairment loss equal to the difference between the carrying value and estimated fair value of the reporting unit if the carrying value of a reporting unit exceeds its fair value.

In conducting a qualitative assessment, the Company analyzes actual and projected growth trends for net sales, gross margin, and segment profit for each reporting unit, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, the Company assesses critical areas that may impact its business, including macroeconomic conditions and the related impact, market-related exposures, any plans to market for sale all or a portion of their business, competitive changes, new or discontinued product lines, changes in key personnel, or any potential risks to their projected financial results.

If performed, the quantitative goodwill impairment test is performed at the reporting unit level. First, the fair value of each reporting unit is compared to its corresponding carrying value, including goodwill. The fair value of each reporting unit is estimated using discounted cash flow valuations (Level 3), which incorporate assumptions regarding future growth rates, terminal values, and discount rates. The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future profit plans for each reporting unit, which are approved by the Company’s Board of Directors. If the quantitative assessment results in the carrying value exceeding the fair value of any reporting unit, then the results from the quantitative analysis will be relied upon to determine both the existence and amount of goodwill impairment. An impairment loss will be recognized for the amount by which the reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit.

During the fourth quarter of fiscal 2017, the Company completed its annual impairment tests and elected to perform a quantitative assessment of goodwill. As a result of the quantitative testing during fiscal 2017 and qualitative testing during fiscal years 2016 and 2015, no impairment charges were recorded other than for the Company’s Diamond Crystal Brands (DCB) assets divested during fiscal 2016.

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

The Company elected to perform a quantitative assessment in the fourth quarter of fiscal 2017. No material impairment charges were recorded for indefinite-lived intangible assets for fiscal years 2017, 2016, or 2015. Four tradenames were determined to have fair values exceeding their carrying values by less than a 10 percent cushion. Sales related to these tradenames were impacted by supply chain challenges and an increased competitive market environment. Management has implemented strategies to address these events, however, adverse events in the future could result in a decline in fair value that could trigger a future impairment charge for a portion of these indefinite-lived intangible assets. A 10 percent decline in sales or a 10 percent increase in the discount rate would result in an impairment of approximately $20 – $30 million.

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

The Company computes its provision for income taxes based on the statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it operates. Significant judgment is required in evaluating the Company’s tax positions and determining its annual tax provision. While the Company considers all of its tax positions fully supportable, the Company is occasionally challenged by various tax authorities regarding the amount of taxes due. The Company recognizes a tax position in its financial statements when it is more likely than not the position will be sustained upon examination, based on the technical merits of the position. This position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A change in judgment related to the expected ultimate resolution of uncertain tax positions will be recognized in earnings in the quarter of such change.

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

The Company’s fiscal year consisted of 52 weeks in fiscal years 2017 and 2015. Fiscal 2016 consisted of 53 weeks.

FISCAL YEARS 2017 AND 2016:

Consolidated Results

Net Earnings and Diluted Earnings per Share

	Fourth Quarter Ended			Year Ended
(in thousands, except per share amounts)	October 29, 2017	October 30, 2016	% Change	October 29, 2017	October 30, 2016	% Change
Net earnings	$218,154	$243,940	(10.6)	$846,735	$890,052	(4.9)
Diluted earnings per share	0.41	0.45	(8.9)	1.57	1.64	(4.3)

Volume and Net Sales

	Fourth Quarter Ended			Year Ended
(in thousands)	October 29, 2017	October 30, 2016	% Change	October 29, 2017	October 30, 2016	% Change
Volume (lbs.)	1,275,270	1,420,986	(10.3)	4,770,485	5,192,027	(8.1)
Organic volume(1)	1,250,659	1,231,044	1.6	4,658,990	4,588,581	1.5
Net sales	$2,492,608	$2,627,941	(5.1)	$9,167,519	$9,523,224	(3.7)
Organic net sales(1)	2,439,006	2,325,779	4.9	8,970,540	8,710,616	3.0

(1) COMPARISON OF U.S. GAAP TO NON-GAAP FINANCIAL MEASUREMENTS

The non-GAAP adjusted financial measurements of organic volume and organic net sales are presented to provide investors additional information to facilitate the comparison of past and present operations. The Company believes these non-GAAP financial measurements provide useful information to investors because they are the measurements used to evaluate performance on a comparable year-over-year basis. Non-GAAP measurements are not intended to be a substitute for U.S. GAAP measurements in analyzing financial performance. These non-GAAP measurements are not in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies.

Organic net sales and organic volume are defined as net sales and volume excluding the impact of acquisitions, divestitures and the impact of the 53rd reporting week in 2016. Organic net sales and organic volume exclude the impacts of the acquisition of Justin’s (May 2016) in Grocery Products, the acquisition of Fontanini Italian Meats and Sausages (August 2017) and the divestiture of Farmer John (January 2017) in Refrigerated Foods, the divestiture of Diamond Crystal Brands (May 2016) from Specialty Foods, and the acquisition of Ceratti (August 2017) in International. The tables below show the calculations to reconcile from the non-GAAP adjusted measures to the GAAP measures in the fourth quarter and the full year of fiscal 2016 and fiscal 2017.

4th Quarter
Volume (lbs.)

	FY 2017				FY 2016
(in thousands)	Reported (GAAP)	Acquisitions	Divestitures	Organic (Non-GAAP)	Reported (GAAP)	Divestitures	53rd Week	Organic (Non-GAAP)	Organic % change
Grocery Products	249,141	–	–	249,141	258,386	–	(18,456)	239,930	3.8
Refrigerated Foods	547,196	(16,727)	–	530,469	658,506	(95,246)	(40,233)	523,027	1.4
Jennie-O Turkey Store	270,175	–	–	270,175	291,587	–	(20,828)	270,759	(0.2)
Specialty Foods	117,344	–	–	117,344	127,053	–	(9,075)	117,978	(0.5)
International & Other	91,414	(7,884)	–	83,530	85,454	–	(6,104)	79,350	5.3
Total Volume	1,275,270	(24,611)	–	1,250,659	1,420,986	(95,246)	(94,696)	1,231,044	1.6

Net Sales

	FY 2017				FY 2016
(in thousands)	Reported (GAAP)	Acquisitions	Divestitures	Organic (Non-GAAP)	Reported (GAAP)	Divestitures	53rd Week	Organic (Non-GAAP)	Organic % change
Grocery Products	$ 489,169	$ –	$ –	$ 489,169	$ 491,724	$ –	$ (35,123)	$ 456,601	7.1
Refrigerated Foods	1,166,661	(44,450)	–	1,122,211	1,237,276	(123,256)	(79,573)	1,034,447	8.48
Jennie-O Turkey Store	484,856	–	–	484,856	541,409	–	(38,672)	502,737	(3.6)
Specialty Foods	196,792	–	–	196,792	216,674	–	(15,477)	201,197	(2.2)
International & Other	155,130	(9,152)	–	145,978	140,858	–	(10,061)	130,797	11.6
Total Net Sales	$2,492,608	$(53,602)	$ –	$2,439,006	$2,627,941	$(123,256)	$(178,906)	$2,325,779	4.9

Full Year
Volume (lbs.)

	FY 2017				FY 2016
(in thousands)	Reported (GAAP)	Acquisitions	Divestitures	Organic (Non-GAAP)	Reported (GAAP)	Divestitures	53rd Week	Organic (Non-GAAP)	Organic % change
Grocery Products	916,643	(6,430)	–	910,213	906,202	–	(18,456)	887,746	2.5
Refrigerated Foods	2,180,407	(16,727)	(80,454)	2,083,226	2,493,358	(375,017)	(40,233)	2,078,108	0.2
Jennie-O Turkey Store	890,518	–	–	890,518	902,073	–	(20,828)	881,245	1.1
Specialty Foods	458,022	–	–	458,022	583,267	(133,733)	(9,075)	440,459	4.0
International & Other	324,895	(7,884)	–	317,011	307,127	–	(6,104)	301,023	5.3
Total Volume	4,770,485	(31,041)	(80,454)	4,658,990	5,192,027	(508,750)	(94,696)	4,588,581	1.5

Net Sales

	FY 2017				FY 2016
(in thousands)	Reported (GAAP)	Acquisitions	Divestitures	Organic (Non-GAAP)	Reported (GAAP)	Divestitures	53rd Week	Organic (Non-GAAP)	Organic % change
Grocery Products	$1,761,105	$(43,146)	$ –	$1,717,959	$1,684,756	$ –	$ (35,123)	$1,649,633	4.1
Refrigerated Foods	4,403,732	(44,450)	(100,231)	4,259,051	4,647,173	(493,618)	(79,573)	4,073,982	4.5
Jennie-O Turkey Store	1,663,160	–	–	1,663,160	1,740,968	–	(38,672)	1,702,296	(2.3)
Specialty Foods	794,508	–	–	794,508	939,134	(140,084)	(15,477)	783,573	1.4
International & Other	545,014	(9,152)	–	535,862	511,193	–	(10,061)	501,132	6.9
Total Net Sales	$9,167,519	$(96,748)	$(100,231)	$8,970,540	$9,523,224	$(633,702)	$(178,906)	$8,710,616	3.0

The impact of one less week in fiscal 2017 was the primary driver for lower sales in the fourth quarter. International & Other posted sales growth in the fourth quarter while the other four segments showed declines. For the full year, sales declined in Refrigerated Foods and Specialty Foods due to the divestitures of Farmer John and DCB, respectively. JOTS sales were lower for the fourth quarter and full year due to the impact of record low commodity prices. Grocery Products sales increased for the full year related to the acquisition of Justin’s® specialty nut butters.

Moving into fiscal 2018, the Company expects continued growth through its recent acquisitions, growth of innovative products, and continued growth of value-added products. The Company also expects sales growth from products such as Wholly Guacamole® dips, Herdez® salsas, and Muscle Milk® protein beverages in the Grocery Products segment, which will include products from our Specialty Foods segment in fiscal 2018. The acquisitions of the Fontanini® and Columbus® brands in addition to increased foodser-vice sales of Hormel® Bacon 1TM fully cooked bacon and retail sales of Hormel® Natural Choice® products are anticipated to drive growth in Refrigerated Foods. JOTS should benefit from an expected increase in turkey commodity markets and increased demand for Jennie-O® branded products. The International & Other segment is expected to show growth through the acquisition of Ceratti® branded products in Brazil, increased export sales, and sales growth in the Company’s China operations.

Cost of Products Sold

	Fourth Quarter Ended			Year Ended
	October 29,	October 30,		October 29,	October 30,
(in thousands)	2017	2016	% Change	2017	2016	% Change
Cost of products sold	$1,981,054	$2,029,421	(2.4)	$7,164,356	$7,365,049	(2.7)

The decrease in cost of products sold for the fourth quarter of fiscal 2017 is primarily a result of the divestiture of Farmer John, which was partially offset by the acquisitions of Fontanini and Ceratti. For the full year, cost of products sold decreased due to the divestiture of Farmer John.

Gross Profit

	Fourth Quarter Ended			Year Ended
	October 29,	October 30,		October 29,	October 30,
(in thousands)	2017	2016	% Change	2017	2016	% Change
Gross profit	$511,554	$598,520	(14.5)	$2,003,163	$2,158,175	(7.2)
Percentage of net sales	20.5	22.8		21.8	22.7

Lower margins from the JOTS, Refrigerated Foods, Grocery Products, and Specialty Foods segments in the fourth quarter of fiscal 2017 more than offset improved results in the International & Other segment. The lower gross profit for JOTS was due to industry oversupply, resulting in lower commodity meat prices. Refrigerated Foods and Grocery Products segment margins were impacted by higher input costs. Gross margins in the Specialty Foods segment were lower due to increased competitive activity for Muscle Milk® ready-to-drink protein beverages in the convenience store channel. The International & Other segment delivered higher gross margins for the fourth quarter due to improved multinational business results and stronger branded exports. Full year margins also benefited from strong pork exports.

The Company expects favorable market conditions to continue for the Grocery Products and International & Other segments in fiscal 2018. JOTS will continue to navigate difficult industry conditions resulting in lower margins compared to fiscal 2017. Refrigerated Foods margins will benefit from continued value-added business growth tempered by expected volatility in pork markets during the year. International & Other segment margins are expected to increase due to improved results in China, the addition of Ceratti, and growth of branded exports.

Selling, General and Administrative (SG&A)

	Fourth Quarter Ended			Year Ended
	October 29,	October 30,		October 29,	October 30,
(in thousands)	2017	2016	% Change	2017	2016	% Change
SG&A	$194,218	$244,006	(20.4)	$762,104	$871,974	(12.6)
Percentage of net sales	7.8	9.3		8.3	9.2

Selling, general and administrative expenses decreased as the Company reduced advertising expenses by $68.6 million and incurred lower employee-related expenses.

In fiscal 2018, the Company intends to continue building brand awareness through advertising investments and anticipates increasing advertising expense by approximately 20 percent over 2017 levels. The Company will continue to invest in key brands such as Jennie-O® products, Hormel® Natural Choice® meats, Skippy® peanut butter, the SPAM® family of products, Wholly Guacamole® dips, Herdez® salsas, and Muscle Milk® protein nutrition products.

Research and development expenses were $8.2 million and $34.2 million for the fiscal 2017 fourth quarter and year, respectively, compared to $9.6 million and $34.7 million for the corresponding periods in fiscal 2016.

Goodwill/Intangible Impairment: Impairment charges related to an indefinite-lived intangible asset of $0.2 million were recorded in the fourth quarter of fiscal 2017. Goodwill impairment charges related to the divestiture of DCB of $1.0 million were recorded in the second quarter of fiscal 2016.

Equity in Earnings of Affiliates

	Fourth Quarter Ended			Year Ended
	October 29,	October 30,		October 29,	October 30,
(in thousands)	2017	2016	% Change	2017	2016	% Change
Equity in earnings of affiliates	$12,214	$11,236	8.7	$39,590	$38,685	2.3

The increase for both the fourth quarter and fiscal 2017 was largely the result of improved earnings from the Company’s 50 percent-owned MegaMex joint venture.

The Company accounts for its majority-owned operations under the consolidation method. Investments in which the Company owns a minority interest, and for which there are no other indicators of control, are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the Consolidated Statements of Financial Position as investments in and receivables from affiliates. The composition of this line item at October 29, 2017, was as follows:

(in thousands)	Investments/Receivables
Country
United States	$177,657
Foreign	64,712
Total	$242,369

Effective Tax Rate

	Fourth Quarter Ended		Year Ended
	October 29,	October 30,	October 29,	October 30,
	2017	2016	2017	2016
Effective tax rate %	33.8	33.0	33.7	32.4

The fiscal 2017 rate was higher as the fiscal 2016 rate benefited from a foreign tax credit. The Company expects the effective tax rate in fiscal 2018 to be between 32.3 and 33.3 percent.

Segment Results

Net sales and operating profits for each of the Company’s reportable segments are set forth below. The Company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, the Company does not represent these segments, if operated independently, would report the operating profit and other financial information shown below. (Additional segment financial information can be found in Note P “Segment Reporting.”)

	Fourth Quarter Ended			Year Ended
	October 29,	October 30,		October 29,	October 30,
(in thousands)	2017	2016	% Change	2017	2016	% Change
Net Sales
Grocery Products	$ 489,169	$ 491,724	(0.5)	$1,761,105	$1,684,756	4.5
Refrigerated Foods	1,166,661	1,237,276	(5.7)	4,403,732	4,647,173	(5.2)
Jennie-O Turkey Store	484,856	541,409	(10.4)	1,663,160	1,740,968	(4.5)
Specialty Foods	196,792	216,674	(9.2)	794,508	939,134	(15.4)
International & Other	155,130	140,858	10.1	545,014	511,193	6.6
Total Net Sales	$2,492,608	$2,627,941	(5.1)	$9,167,519	$9,523,224	(3.7)
Segment Operating Profit
Grocery Products	$ 88,915	$ 82,734	7.5	$ 290,809	$ 268,461	8.3
Refrigerated Foods	145,613	168,040	(13.3)	587,929	585,652	0.4
Jennie-O Turkey Store	70,370	92,299	(23.8)	247,322	329,427	(24.9)
Specialty Foods	15,933	20,182	(21.1)	96,828	110,917	(12.7)
International & Other	23,113	19,570	18.1	85,304	78,409	8.8
Total Segment Operating Profit	343,944	382,825	(10.2)	1,308,192	1,372,866	(4.7)
Net interest and investment (income) expense	(639)	1,017	(162.8)	1,824	6,680	(72.7)
General corporate expense	14,783	17,325	(14.7)	28,091	49,436	(43.2)
Less: Noncontrolling interest	209	250	(16.4)	368	465	(20.9)
Earnings Before Income Taxes	$ 330,009	$ 364,733	(9.5)	$1,278,645	$1,317,215	(2.9)

Grocery Products: Results for the Grocery Products segment compared to the prior year are as follows:

	Fourth Quarter Ended			Year Ended
	October 29,	October 30,		October 29,	October 30,
(in thousands)	2017	2016	% Change	2017	2016	% Change
Volume (lbs.)	249,141	258,386	(3.6)	916,643	906,202	1.2
Net sales	$489,169	$491,724	(0.5)	$1,761,105	$1,684,756	4.5
Segment profit	88,915	82,734	7.5	290,809	268,461	8.3

Full-year results reflect the addition of Justin’s, acquired on May 25, 2016, in addition to increased sales of Wholly Guacamole® dips, Herdez® salsas, and the SPAM® family of products. Results were offset by the impact of one less week compared to fiscal 2016.

Fourth quarter and full year segment profit results benefited from the net sales growth noted above partially offset by higher beef and pork input costs. Looking ahead to fiscal 2018, the Company anticipates positive momentum in Herdez® salsas, Wholly Guacamole® dips, and Skippy® peanut butter. Effective for fiscal 2018, the Specialty Foods segment results will be reported as part of the Grocery Products segment.

Refrigerated Foods: Results for the Refrigerated Foods segment compared to the prior year are as follows:

	Fourth Quarter Ended			Year Ended
	October 29,	October 30,		October 29,	October 30,
(in thousands)	2017	2016	% Change	2017	2016	% Change
Volume (lbs.)	547,196	658,506	(16.9)	2,180,407	2,493,358	(12.6)
Net sales	$1,166,661	$1,237,276	(5.7)	$4,403,732	$4,647,173	(5.2)
Segment profit	145,613	168,040	(13.3)	587,929	585,652	0.4

The results for the fourth quarter and fiscal year reflect the January 2017 divestiture of Farmer John, resulting in lower sales and volume in fiscal 2017. The results of Fontanini have been included as of the date of acquisition on August 24, 2017. Product lines showing exceptional sales growth for the quarter include foodservice sales of Hormel® Bacon 1TM fully cooked bacon and Hormel® Fire BraisedTM meats along with retail sales of Hormel® Natural Choice® meats. Segment profit was impacted by the divestiture of Farmer John, which was partially offset by the addition of Fontanini and strong value-added product growth.

Looking forward, the Company anticipates higher input costs will be more than offset by the addition of the Fontanini acquisition and strong value-added growth in the foodservice and retail channels.

Jennie-O Turkey Store: Results for the JOTS segment compared to the prior year are as follows:

	Fourth Quarter Ended			Year Ended
	October 29,	October 30,		October 29,	October 30,
(in thousands)	2017	2016	% Change	2017	2016	% Change
Volume (lbs.)	270,175	291,587	(7.3)	890,518	902,073	(1.3)
Net sales	$484,856	$541,409	(10.4)	$1,663,160	$1,740,968	(4.5)
Segment profit	70,370	92,299	(23.8)	247,322	329,427	(24.9)

Net sales, volume, and segment profit were lower than last year as the segment continued to be impacted by higher industry supply and corresponding lower commodity meat prices. Pricing pressure from competing proteins and higher expenses also contributed to the lower results for the full year.

Segment profit for the fourth quarter was lower than last year as continued softness in the commodity and whole turkey markets and a more competitive industry environment pressured value-added margins.

JOTS expects value-added volume and sales growth in fiscal 2018, led by Jennie-O® lean ground turkey and Jennie-O® Oven Ready® products. Segment profit, however, is expected to be modestly lower than fiscal 2017 as continued softness in the first half of the year offsets an expected slow recovery in the turkey markets in the back half.

Specialty Foods: Results for the Specialty Foods segment compared to the prior year are as follows:

	Fourth Quarter Ended			Year Ended
	October 29,	October 30,		October 29,	October 30,
(in thousands)	2017	2016	% Change	2017	2016	% Change
Volume (lbs.)	117,344	127,053	(7.6)	458,022	583,267	(21.5)
Net sales	$196,792	$216,674	(9.2)	$794,508	$939,134	(15.4)
Segment profit	15,933	20,182	(21.1)	96,828	110,917	(12.7)

The volume, sales, and segment profit for the fourth quarter and fiscal year reflect the increased competitive activity for Muscle Milk® ready-to-drink protein beverages in the convenience store channel stemming from the impact of the recall in fiscal 2016.

A return to growth for Muscle Milk® products is expected to contribute to improved results in fiscal 2018. Effective with the start of fiscal 2018, Specialty Foods will be reported in the Grocery Products segment.

International & Other: Results for the International & Other segment compared to the prior year are as follows:

	Fourth Quarter Ended			Year Ended
	October 29,	October 30,		October 29,	October 30,
(in thousands)	2017	2016	% Change	2017	2016	% Change
Volume (lbs.)	91,414	85,454	7.0	324,895	307,127	5.8
Net sales	$155,130	$140,858	10.1	$545,014	$511,193	6.6
Segment profit	23,113	19,570	18.1	85,304	78,409	8.8

Volume and sales for the fourth quarter were driven by improved export sales of Skippy® peanut butter products and SPAM® luncheon meat and also reflect the September 2017 acquisition of the Ceratti® brand. For the fiscal year, improved market conditions resulted in an overall increase in export sales. In China, the Skippy® peanut butter business continued to grow in both retail and foodservice channels and the Company’s meat business experienced more favorable markets throughout fiscal 2017.

Segment profit results for both the fourth quarter and fiscal year primarily reflect better margins for the China business and improved exports of branded items.

Entering 2018, the International & Other segment expects improved export results across all key brands, including SPAM®, Skippy®, and Muscle Milk®. The Company anticipates pork markets will remain favorable in fiscal 2018, though lower than fiscal 2017. Continued expansion in China is also projected, as the Company’s new plant in Jiaxing, China, will provide additional capacity and in-country SPAM® luncheon meat production.

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

	Fourth Quarter Ended		Year Ended
	October 29,	October 30,	October 29,	October 30,
(in thousands)	2017	2016	2017	2016
Net interest and investment expense (income)	$ (639)	$ 1,017	$ 1,824	$ 6,680
Interest expense	3,577	3,288	12,683	12,871
General corporate expense	14,783	17,325	28,091	49,436
Noncontrolling interest earnings	209	250	368	465

Net interest and investment expense was lower than last year due to higher interest income, favorable currency exchange, and improved returns on the rabbi trust. General corporate expense was lower for both the fourth quarter and fiscal year primarily reflecting lower employee-related expenses.

FISCAL YEARS 2016 AND 2015:

Consolidated Results

Net Earnings and Diluted Earnings per Share

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in thousands, except per share amounts)	2016	2015	% Change	2016	2015	% Change
Net earnings	$243,940	$187,231	30.3	$890,052	$686,088	29.7
Diluted earnings per share	0.45	0.35	28.6	1.64	1.27	29.1
Adjusted net earnings	243,940	199,898(1)	22.0	890,052	714,372(1)	24.6
Adjusted diluted earnings per share	0.45	0.37(1)	21.6	1.64	1.32(1)	24.2

(1) COMPARISON OF U.S. GAAP TO NON-GAAP FINANCIAL MEASUREMENTS

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

	Fourth Quarter
(in thousands, except per share amounts)	2016 Earnings	2015 Non-GAAP Adjusted Earnings	Diamond Crystal Brands Impairment	CytoSport Contingent Consideration Adjustment	2015 GAAP Earnings
Grocery Products	$ 82,734	$ 78,772	$ –	$ –	$ 78,772
Refrigerated Foods	168,040	111,287	–	–	111,287
Jennie-O Turkey Store	92,299	73,227	–	–	73,227
Specialty Foods	20,182	35,015	(21,537)	8,870	22,348
International & Other	19,570	23,300	–	–	23,300
Total segment operating profit	382,825	321,601	(21,537)	8,870	308,934
General corporate expense	(17,325)	(16,649)	–	–	(16,649)
Net interest & investment expense	(1,017)	(3,341)	–	–	(3,341)
Earnings before income taxes	364,483	301,611	(21,537)	8,870	288,944
Income taxes	(120,543)	(101,713)	–	–	(101,713)
Net earnings attributable to Hormel Foods Corporation	$ 243,940	$ 199,898	$(21,537)	$8,870	$ 187,231
Diluted net earnings per share	$ 0.45	$ 0.37	$ (0.04)	$ 0.02	$ 0.35

	Fiscal Year
(in thousands, except per share amounts)	2016 Earnings	2015 Non-GAAP Adjusted Earnings	Stockton Plant Closure	International Business Exit	Diamond Crystal Brands Impairment	CytoSport Contingent Consideration Adjustment	2015 GAAP Earnings
Grocery Products	$ 268,461	$ 239,108	$(10,526)	$ –	$ –	$ –	$ 228,582
Refrigerated Foods	585,652	424,968	–	–	–	–	424,968
Jennie-O Turkey Store	329,427	276,217	–	–	–	–	276,217
Specialty Foods	110,917	105,925	–	–	(21,537)	8,870	93,258
International & Other	78,409	87,864	–	(9,546)	–	–	78,318
Total segment operating profit	1,372,866	1,134,082	(10,526)	(9,546)	(21,537)	8,870	1,101,343
General corporate expense	(49,436)	(35,199)	–	–	–	–	(35,199)
Net interest & investment expense	(6,680)	(10,177)	–	–	–	–	(10,177)
Earnings before income taxes	1,316,750	1,088,706	(10,526)	(9,546)	(21,537)	8,870	1,055,967
Income taxes	(426,698)	(374,334)	3,685	770	–	–	(369,879)
Net earnings attributable to Hormel Foods Corporation	$ 890,052	$ 714,372	$ (6,841)	$(8,776)	$(21,537)	$8,870	$ 686,088
Diluted net earnings per share	$ 1.64	$ 1.32	$ (0.01)	$ (0.02)	$ (0.04)	$ 0.02	$ 1.27

Net Sales and Volume

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in thousands)	2016	2015	% Change	2016	2015	% Change
Net sales	$2,627,941	$2,400,858	9.5	$9,523,224	$9,263,863	2.8
Volume (lbs.)	1,420,986	1,308,292	8.6	5,192,027	5,109,488	1.6

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

Cost of Products Sold

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in thousands)	2016	2015	% Change	2016	2015	% Change
Cost of products sold	$2,029,421	$1,905,828	6.5	$7,365,049	$7,455,282	(1.2)

The increase in cost of products sold for the fourth quarter of fiscal 2016 was primarily a result of higher sales volumes of JOTS products. JOTS sales volumes declined in fiscal 2015 as HPAI significantly impacted the availability of raw materials. For the fiscal year, cost of products sold decreased due to lower pork input costs for the Refrigerated Foods and Grocery Products segments along with lower grain costs for JOTS and favorable input costs for Specialty Foods. In the first quarter of fiscal 2015, charges totaling $10.5 million were recognized for the closure of the Stockton, California, manufacturing facility.

Gross Profit

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in thousands)	2016	2015	% Change	2016	2015	% Change
Gross profit	$598,520	$495,030	20.9	$2,158,175	$1,808,581	19.3
Percentage of net sales	22.8	20.6		22.7	19.5

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

Selling, General and Administrative (SG&A)

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in thousands)	2016	2015	% Change	2016	2015	% Change
SG&A	$244,006	$188,952	29.1	$871,974	$743,611	17.3
Percentage of net sales	9.3	7.9		9.2	8.0

The Company increased advertising expense by $58.8 million and incurred $24.2 million higher employee-related expenses in fiscal 2016. Fiscal 2016 included higher advertising for the Company’s value-added products along with the addition of Applegate’s advertising expenses.

Research and development expenses were $9.6 million and $34.7 million for the fiscal 2016 fourth quarter and year, respectively, compared to $8.5 million and $32.0 million in fiscal 2015.

Goodwill/Intangible Impairment: Goodwill impairment charges related to the divestiture of DCB of $1.0 million and $21.5 million were recorded in the second quarter of fiscal 2016 and fourth quarter of fiscal 2015, respectively.

Equity in Earnings of Affiliates

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in thousands)	2016	2015	% Change	2016	2015	% Change
Equity in earnings of affiliates	$ 11,236	$ 7,957	40.0	$ 38,685	$ 23,987	61.9

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

(in thousands)	Investments/Receivables
Country
United States	$180,437
Foreign	59,153
Total	$239,590

Effective Tax Rate

	Fourth Quarter Ended		Year Ended
	October 30, 2016	October 25, 2015	October 30, 2016	October 25, 2015
Effective tax rate %	33.0	35.2	32.4	35.0

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

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in thousands)	2016	2015	% Change	2016	2015	% Change
Net Sales
Grocery Products	$ 491,724	$ 422,570	16.4	$1,684,756	$1,617,680	4.1
Refrigerated Foods	1,237,276	1,149,496	7.6	4,647,173	4,372,347	6.3
Jennie-O Turkey Store	541,409	420,312	28.8	1,740,968	1,635,776	6.4
Specialty Foods	216,674	269,887	(19.7)	939,134	1,103,359	(14.9)
International & Other	140,858	138,593	1.6	511,193	534,701	(4.4)
Total Net Sales	$2,627,941	$2,400,858	9.5	$9,523,224	$9,263,863	2.8
Segment Operating Profit
Grocery Products	$ 82,734	$ 78,772	5.0	$ 268,461	$ 228,582	17.4
Refrigerated Foods	168,040	111,287	51.0	585,652	424,968	37.8
Jennie-O Turkey Store	92,299	73,227	26.0	329,427	276,217	19.3
Specialty Foods	20,182	22,348	(9.7)	110,917	93,258	18.9
International & Other	19,570	23,300	(16.0)	78,409	78,318	0.1
Total Segment Operating Profit	382,825	308,934	23.9	1,372,866	1,101,343	24.7
Net interest and investment expense (income)	1,017	3,341	(69.6)	6,680	10,177	(34.4)
General corporate expense	17,325	16,649	4.1	49,436	35,199	40.4
Less: Noncontrolling interest	250	212	17.9	465	1,176	(60.5)
Earnings Before Income Taxes	$ 364,733	$ 289,156	26.1	$1,317,215	$ 1,057,143	24.6

Grocery Products: Results for the Grocery Products segment compared to the prior year are as follows:

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in thousands)	2016	2015	% Change	2016	2015	% Change
Volume (lbs.)	258,386	230,170	12.3	906,202	890,735	1.7
Net sales	$491,724	$422,570	16.4	$1,684,756	$1,617,680	4.1
Segment profit	82,734	78,772	5.0	268,461	228,582	17.4

Results reflected the addition of Justin’s acquired on May 25, 2016. Justin’s contributed incremental sales of $24.3 million in the fourth quarter and $36.8 million for the twelve months ended October 30, 2016. Increased sales of SPAM® luncheon meat, Skippy® peanut butter, Wholly Guacamole® dips, and Herdez® salsas also contributed to the improved sales results in the fourth quarter and full year of fiscal 2016.

Fourth quarter and full year segment profit results benefited from the net sales growth noted above along with favorable beef and pork input costs. Charges totaling $10.5 million related to the closure of the Stockton, California, manufacturing facility impacted the first quarter of fiscal 2015.

Refrigerated Foods: Results for the Refrigerated Foods segment compared to the prior year are as follows:

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in thousands)	2016	2015	% Change	2016	2015	% Change
Volume (lbs.)	658,506	601,857	9.4	2,493,358	2,368,804	5.3
Net sales	$1,237,276	$1,149,496	7.6	$4,647,173	$4,372,347	6.3
Segment profit	168,040	111,287	51.0	585,652	424,968	37.8

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

Segment profit results for the fourth quarter were driven by strong results from the Company’s value-added products and favorable raw material markets. Fiscal 2016 benefited from lower input costs, the addition of Applegate, and strong foodservice results.

Jennie-O Turkey Store: Results for the JOTS segment compared to the prior year are as follows:

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in thousands)	2016	2015	% Change	2016	2015	% Change
Volume (lbs.)	291,587	221,528	31.6	902,073	849,418	6.2
Net sales	$541,409	$420,312	28.8	$1,740,968	$1,635,776	6.4
Segment profit	92,299	73,227	26.0	329,427	276,217	19.3

Net sales and segment profit exceeded fiscal 2015, which was negatively impacted by HPAI. The HPAI outbreak in fiscal 2015 created large volume shortfalls and corresponding declines in sales and operational efficiencies. Value-added sales of Jennie-O® foodservice products were strong in the fourth quarter, with growth coming from items in the raw boneless breast and sliced meat categories.

Retail sales of Jennie-O® lean ground turkey and Jennie-O® turkey bacon improved during the fourth quarter of fiscal 2016. For the year, lean ground tray pack, turkey bacon, and Jennie-O® Oven Ready® products drove the improved sales results.

Segment profit for the fourth quarter improved over last year, as the fiscal 2015 results reflected the impact of HPAI. Favorable input costs this year also provided benefits in both the quarter and full year results.

Specialty Foods: Results for the Specialty Foods segment compared to the prior year are as follows:

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in thousands)	2016	2015	% Change	2016	2015	% Change
Volume (lbs.)	127,053	177,784	(28.5)	583,267	702,110	(16.9)
Net sales	$216,674	$269,887	(19.7)	$939,134	$1,103,359	(14.9)
Segment profit	20,182	22,348	(9.7)	110,917	93,258	18.9

The results for the fourth quarter and fiscal year reflected the May 9, 2016, divestiture of DCB, resulting in lower sales and volume in fiscal 2016. Muscle Milk® branded items posted strong sales growth throughout the fiscal year with increases across many product lines including protein powders and ready-to-drink protein beverages.

Fourth quarter segment profit declined versus the prior year primarily due to increased advertising. For the fiscal year, favorable input costs and operational synergies drove segment profit gains.

International & Other: Results for the International & Other segment compared to the prior year are as follows:

	Fourth Quarter Ended			Year Ended
	October 30,	October 25,		October 30,	October 25,
(in thousands)	2016	2015	% Change	2016	2015	% Change
Volume (lbs.)	85,454	76,953	11.0	307,127	298,421	2.9
Net sales	$140,858	$138,593	1.6	$511,193	$534,701	(4.4)
Segment profit	19,570	23,300	(16.0)	78,409	78,318	0.1

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

Segment profit results for both the fourth quarter and fiscal year primarily reflected weaker margins for the China meat business and lower exports of branded items. These losses offset improved profitability for pork exports and growth in the China Skippy® peanut butter business. Stronger equity in earnings results did provide a benefit for the year. Fiscal 2015 results also included charges of $9.5 million related to the exit from international joint venture businesses.

Unallocated Income and Expense: The Company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The Company also retains various other income and unallocated expenses at corporate. Equity in earnings of affiliates is included in segment operating profit; however, earnings attributable to the Company’s non controlling interests are excluded. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

	Fourth Quarter Ended		Year Ended
(in thousands)	October 30, 2016	October 25, 2015	October 30, 2016	October 25, 2015
Net interest and investment expense (income)	$ 1,017	$ 3,341	$ 6,680	$ 10,177
Interest expense	3,288	3,821	12,871	13,111
General corporate expense	17,325	16,649	49,436	35,199
Noncontrolling interest earnings	250	212	465	1,176

Net interest and investment expense was lower in fiscal 2016 compared to fiscal 2015 due to higher interest income, favorable currency exchange, and improved returns on the rabbi trust. General corporate expense was higher for the both the fourth quarter and fiscal year primarily reflecting higher employee-related expenses.

RELATED PARTY TRANSACTIONS

During the fourth quarter of fiscal 2015, the Company purchased 0.8 million shares of common stock from The Hormel Foundation at $31.16 per share, representing the average closing price for the three days of September 15, September 16, and September 17, 2015. Settlement took place on September 18, 2015.

The Company was not party to any other material related party transactions during fiscal years 2017, 2016, or 2015.

Liquidity and Capital Resources

Cash and cash equivalents were $444.1 million at the end of fiscal 2017 compared to $415.1 million at the end of fiscal 2016 and $347.2 million at the end of fiscal 2015.

During fiscal 2017, cash provided by operating activities was $1,010.2 million compared to $992.8 million in fiscal 2016 and $992.0 million in fiscal 2015. The increase in fiscal 2017 was primarily related to decreases in working capital.

Cash used in investing activities increased to $593.0 million in fiscal 2017 from $409.0 million in fiscal 2016 and $900.9 million in fiscal 2015. Fiscal 2017 included $520.5 million to purchase Fontanini and Ceratti, partially offset by the sale of Farmer John for $135.9 million. Fiscal 2016 included $280.9 million to purchase Justin’s, partially offset by the sale of DCB for $110.1 million. Fiscal 2015 included $774.1 million used to purchase Applegate. Capital expenditures in fiscal 2017 decreased to $221.3 million, from $255.5 million in 2016, and $144.1 million in 2015. Projects in fiscal 2017 included completion of the Company’s plant in Jiaxing, China, replacement of the JOTS whole bird production facility in Melrose, Minnesota, bacon expansion in Wichita, Kansas, and ongoing investments for food and employee safety. The primary reason for lower capital expenditures in fiscal 2015 was the Company’s decision to delay the addition of capacity at JOTS in the face of lower turkey supply due to the impacts of HPAI. Capital expenditures for fiscal 2018 are estimated to be approximately $425.0 million. The higher level of capital is driven by the investments into additional capacity for high margin products and projects to improve manufacturing efficiencies. They include the expansion of baking capacity, modernization of the Austin, Minnesota, plant, and replacement of the Melrose, Minnesota, plant.

Cash used in financing activities was $389.3 million in fiscal 2017 compared to $509.6 million in fiscal 2016 and $70.6 million in fiscal 2015. In the third quarter of fiscal 2016, in connection with the purchase of Justin’s, the Company borrowed $145.0 million under a revolving credit facility. At the end of fiscal 2016, no amounts were owed on the revolving credit facility. In the third quarter of fiscal 2015, in connection with the purchase of Applegate, the Company borrowed $300.0 million under a term loan facility and $50.0 million under a revolving credit facility, of which $165.0 million was paid down in the fourth quarter. On March 16, 2015, the Company purchased the remaining 19.29% ownership interest in its Shanghai Hormel Foods Corporation joint venture from the minority partner Shanghai Shangshi Meat Products Co. Ltd., resulting in 100.0% ownership at the end of the second quarter. The interest was purchased with $11.7 million in cash, along with the transfer of land use rights and buildings held by the joint venture.

The Company used $94.5 million for common stock repurchases during fiscal 2017 compared to $87.9 million in fiscal 2016 and $24.9 million in fiscal 2015. During fiscal 2017, the Company repurchased 2.7 million shares of its common stock at an average price per share of $34.51. During fiscal 2016, the Company repurchased 2.4 million shares of its common stock at an average price per share of $36.84. During fiscal 2015, 0.8 million shares were repurchased from The Hormel Foundation at the average closing price for the three days of September 15, September 16, and September 17, 2015, of $31.16. On January 29, 2013, the Company’s Board of Directors authorized the repurchase of 10.0 million shares of its common stock with no expiration date, which was adjusted for the stock split during the first quarter of fiscal 2016. As of the end of fiscal 2017, there were 10.5 million shares remaining for repurchase under that authorization.

Cash dividends paid to the Company’s shareholders continues to be an ongoing financing activity for the Company, with $346.0 million in dividends paid in fiscal 2017 compared to $296.5 million in the fiscal 2016 and $250.8 million in fiscal 2015. The dividend rate was $0.68 per share in fiscal 2017, which reflected a 17.0 percent increase over the fiscal 2016 rate of $0.58 per share. The Company has paid dividends for 357 consecutive quarters. The annual dividend rate for fiscal 2018 was increased 10.3 percent to $0.75 per share, representing the 52nd consecutive annual dividend increase.

Cash flows from operating activities continue to provide the Company with its principal source of liquidity. The Company does not anticipate a significant risk to cash flows from this source in the foreseeable future because the Company operates in a relatively stable industry and has strong brands across many categories and channels.

The Company is dedicated to returning excess cash flow to shareholders through dividend payments. Growing the business through innovation and evaluating opportunities for strategic acquisitions remains a focus for the Company. Reinvestments in the business to ensure employee and food safety are a top priority for the Company. Capital spending to enhance and expand current operations will also be a significant cash outflow in fiscal 2018.

Contractual Obligations and Commercial Commitments

The following table outlines the Company’s future contractual financial obligations as of October 29, 2017, (for additional information regarding these obligations, see Note F “Long-term Debt and Other Borrowing Arrangements” and Note N “Commitments and Contingencies”):

	Payments Due by Periods
Contractual Obligations (in thousands)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Purchase obligations:
Hog and turkey commitments(1)	$2,347,304	$1,030,401	$1,033,231	$274,978	$ 8,694
Grain commitments(1)	76,909	75,832	1,077	–	–
Turkey grow-out contracts(2)	97,807	14,698	24,358	17,990	40,761
Other(3)	1,009,737	674,792	148,941	125,899	60,105
Current and long-term debt	250,000	–	–	250,000	–
Interest payments on long-term debt(4)	35,697	10,313	20,625	4,759	–
Capital expenditures(5)	278,774	262,108	13,333	3,333	–
Leases	22,721	7,662	8,320	5,072	1,667
Other long-term liabilities(6)(7)	67,467	5,998	10,884	10,212	40,373
Total Contractual Cash Obligations	$4,186,416	$2,081,804	$1,260,769	$692,243	$151,600

(1)    In the normal course of business, the Company commits to purchase fixed quantities of livestock and grain from producers to ensure a steady supply of production inputs. Certain of these contracts are based on market prices at the time of delivery, for which the Company has estimated the purchase commitment using current market prices as of October 29, 2017. The Company also utilizes various hedging programs to manage the price risk associated with these commitments. As of October 29, 2017, these hedging programs result in a net decrease of $2.5 million in future cash payments associated with the purchase commitments, which is not reflected in the table above.

(2)    The Company utilizes grow-out contracts with independent farmers to raise turkeys for the Company. Under these contracts, the turkeys, feed, and other supplies are owned by the Company. The farmers provide the required labor and facilities, and receive a fee per pound when the turkeys are delivered. Some of the facilities are sub-leased by the Company to the independent farmers. As of October 29, 2017, the Company had approximately 100 active contracts ranging from one to twenty-five years in duration. The grow-out activity is assumed to continue through the term of these active contracts, and amounts in the table represent the Company’s obligation based on turkeys expected to be delivered from these farmers.

(3)    Amounts presented for other purchase obligations represent all known open purchase orders and all known contracts exceeding $1.0 million, related to the procurement of raw materials, supplies, and various services. The Company primarily purchases goods and services on an as-needed basis. Therefore, the amounts in the table represent only a portion of expected future cash expenditures.

(4)    See Note F, “Long-term Debt and Other Borrowing Arrangements”.

(5)    Amounts presented for capital expenditures represent only the Company’s current commitments to complete construction in progress at various locations. The Company estimates total capital expenditures for fiscal 2018 to be approximately $425.0 million.

(6)    Other long-term liabilities represent payments under the Company’s deferred compensation plans. Excluded from the table above are payments under the Company’s defined benefit pension and other post-retirement benefit plans. (See estimated benefit payments for the next ten fiscal years in Note G “Pension and Other Post-retirement Benefits.”)

(7)    As discussed in Note K “Income Taxes,” the total liability for unrecognized tax benefits, including interest and penalties, at October 29, 2017, was $20.2 million, which is not included in the table above as the ultimate amount or timing of settlement of the Company’s reserves for income taxes cannot be reasonably estimated.

In addition to the commitments set forth in the above table, at October 29, 2017, the Company had $48.0 million in standby letters of credit issued on behalf of the Company. The standby letters of credit are primarily related to the Company’s self-insured workers compensation programs.

The Company believes its financial resources, including a revolving credit facility for $400.0 million and anticipated funds from operations, will be adequate to meet all current commitments.

Off-Balance Sheet Arrangements

As of October 29, 2017, the Company had $48.0 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the Company’s self-insured workers compensation programs. However, this amount includes revocable standby letters of credit totaling $4.0 million for obligations of an affiliated party that may arise under workers compensation claims. Letters of credit are not reflected in the Company’s Consolidated Statements of Financial Position.

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

The pathogens which may cause food contamination are found generally in livestock and in the environment and thus may be present in our products as a result of food processing. These pathogens can be introduced to our products as a result of improper handling by customers or consumers. We do not have control over handling procedures once our products have been shipped for distribution. If one or more of these risks were to materialize, the Company’s brand and business reputation could be negatively impacted. In addition, revenues could decrease, costs of doing business could increase, and the Company’s operating results could be adversely affected.

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

The Company utilizes hedging programs to manage its exposure to various commodity market risks, which qualify for hedge accounting for financial reporting purposes. Volatile fluctuations in market conditions could cause these instruments to become ineffective, which could require any gains or losses associated with these instruments to be reported in the Company’s earnings each period. These instruments may limit the Company’s ability to benefit from market gains if commodity prices become more favorable than those secured under the Company’s hedging programs. Most recently, due to market volatility the Company temporarily suspended the use of the special hedge accounting exemption for its JOTS corn futures contracts in the third quarter of fiscal 2016 due to ineffectiveness. During the time of suspension, all gains or losses related to these contracts were recorded in earnings as incurred.

Additionally, if a highly pathogenic disease outbreak developed in the United States, it may negatively impact the national economy, demand for Company products, and/or the Company’s workforce availability, and the Company’s financial results could suffer. The Company has developed contingency plans to address infectious disease scenarios and the potential impact on its operations, and will continue to update these plans as necessary. There can be no assurance given, however, these plans will be effective in eliminating the negative effects of any such diseases on the Company’s operating results.

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

JOTS raises turkeys and contracts with turkey growers to meet its raw material requirements for whole birds and processed turkey products. Results in these operations are affected by the cost and supply of feed grains, which fluctuate due to climate conditions, production forecasts, and supply and demand conditions at local, regional, national, and worldwide levels. The Company attempts to manage some of its short-term exposure to fluctuations in feed prices by forward buying, using futures contracts, and pursuing pricing advances. However, these strategies may not be adequate to overcome sustained increases in market prices due to alternate uses for feed grains or other changes in these market conditions.

The supply of natural and organic proteins may impact the Company’s ability to ensure a continuing supply of these products. To mitigate this risk, the Company partners with multiple long-term suppliers.

International trade barriers and other restrictions could result in less foreign demand and increased domestic supply of proteins which could lower prices. The Company occasionally utilizes in-country production to limit this exposure.

Outbreaks of disease among livestock and poultry flocks could harm the Company’s revenues and operating margins. The Company is subject to risks associated with the outbreak of disease in pork and beef livestock, and poultry flocks, including Bovine Spongiform Encephalopathy (BSE), pneu-mo-virus, Porcine Circovirus 2 (PCV2), Porcine Reproduction & Respiratory Syndrome (PRRS), Foot-and-Mouth Disease (FMD), Porcine Epidemic Diarrhea Virus (PEDv), and Highly Pathogenic Avian Influenza (HPAI). The outbreak of disease could adversely affect the Company’s supply of raw materials, increase the cost of production, reduce utilization of the Company’s harvest facilities, and reduce operating margins. Additionally, the outbreak of disease may hinder the Company’s ability to market and sell products both domestically and internationally. Most recently, HPAI impacted the Company’s operations and several of the Company’s independent turkey suppliers. The impact of HPAI in the industry reduced volume through the Company’s turkey facilities through the first part of fiscal 2016. The Company has developed business continuity plans for various disease scenarios and will continue to update these plans as necessary. There can be no assurance given, however, these plans will be effective in eliminating the negative effects of any such diseases on the Company’s operating results.

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

The Company’s operations are subject to the general risks associated with acquisitions. The Company has made several acquisitions in recent years, most recently the acquisitions of Columbus, Fontanini, and Ceratti, and regularly reviews opportunities for strategic growth through acquisitions. Potential risks associated with acquisitions include the inability to integrate new operations successfully, the diversion of management’s attention from other business concerns, the potential loss of key employees and customers of the acquired companies, the possible assumption of unknown liabilities, potential disputes with the sellers, potential impairment charges if purchase assumptions are not achieved or market conditions decline, and the inherent risks in entering markets or lines of business in which the Company has limited or no prior experience. Any or all of these risks could impact the Company’s financial results and business reputation. In addition, acquisitions outside the United States may present unique challenges and increase the Company’s exposure to the risks associated with foreign operations.

The Company is subject to disruption of operations at co-packers or other suppliers. Disruption of operations at co packers or other suppliers may impact the Company’s product or raw material supply, which could have an adverse effect on the Company’s financial results. Additionally, actions taken to mitigate the impact of any potential disruption, including increasing inventory in anticipation of a potential production or supply interruption, may adversely affect the Company’s financial results.

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

Government regulation, present and future, exposes the Company to potential sanctions and compliance costs that could adversely affect the Company’s business. The Company’s operations are subject to extensive regulation by the U.S. Department of Homeland Security, the U.S. Department of Agriculture, the U.S. Food and Drug Administration, federal and state taxing authorities, and other federal, state, and local authorities who oversee workforce immigration laws, tax regulations, animal welfare, food safety standards, and the processing, packaging, storage, distribution, advertising, and labeling of the Company’s products. The Company’s manufacturing facilities and products are subject to continuous inspection by federal, state, and local authorities. Claims or enforcement proceedings could be brought against the Company in the future. The availability of government inspectors due to a government furlough could also cause disruption to the Company’s manufacturing facilities. Additionally, the Company is subject to new or modified laws, regulations, and accounting standards. The Company’s failure or inability to comply with such requirements could subject the Company to civil remedies, including fines, injunctions, recalls, or seizures, as well as potential criminal sanctions.

The Company is subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings, and investigations. The Company’s past and present business operations and ownership and operation of real property are subject to stringent federal, state, and local environmental laws and regulations pertaining to the discharge of materials into the environment and the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. Compliance with these laws and regulations, and the ability to comply with any modifications to these laws and regulations, is material to the Company’s business. New matters or sites may be identified in the future requiring additional investigation, assessment, or expenditures. In addition, some of the Company’s facilities have been in operation for many years and, over time, the Company and other prior operators of these facilities may have generated and disposed of wastes that now may be considered hazardous. Future discovery of contamination of property underlying or in the vicinity of the Company’s present or former properties or manufacturing facilities and/or waste disposal sites could require the Company to incur additional expenses. The occurrence of any of these events, the implementation of new laws and regulations, or stricter interpretation of existing laws or regulations could adversely affect the Company’s financial results.

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

The Company may be adversely impacted if the Company is unable to protect information technology systems against, or effectively respond to, cyber-attacks or security breaches. Information technology systems are an important part of the Company’s business operations. Attempted cyber-attacks and other cyber incidents are occurring more frequently and are being made by groups and individuals with a wide range of motives and expertise. In an attempt to mitigate this risk, the Company has implemented and continues to evaluate security initiatives and business continuity plans.

Deterioration of labor relations or increases in labor costs could harm the Company’s business. As of October 29, 2017, the Company had approximately 20,200 employees worldwide, of which approximately 4,500 were represented by labor unions, principally the United Food and Commercial Workers Union. A significant increase in labor costs or a deterioration of labor relations at any of the Company’s facilities or contracted hog processing facilities resulting in work slowdowns or stoppages could harm the Company’s financial results. A union contract at the Company’s facility in Rochelle, Illinois will expire during fiscal 2018, covering approximately 626 employees. Negotiations have not yet been initiated.

Quantitative and Qualitative Disclosure About Market Risks

Hog Markets: The Company’s earnings are affected by fluctuations in the live hog market. To minimize the impact on earnings, and to ensure a steady supply of quality hogs, the Company has entered into contracts with producers for the purchase of hogs at formula-based prices over periods of up to 10 years. Purchased hogs under contract accounted for 96 percent and 94 percent of the total hogs purchased by the Company during fiscal years 2017 and 2016, respectively. The majority of these contracts use market-based formulas based on hog futures, hog primal values, or industry reported hog markets. Other contracts use a formula based on the cost of production, which can fluctuate independently from hog markets. The Company’s value-added branded portfolio helps mitigate changes in hog and pork market prices. Therefore, a hypothetical 10 percent change in the cash hog market would have had an immaterial effect on the Company’s results of operations.

In the second quarter of 2017, the Company initiated a hedge program to offset the fluctuation in the Company’s future direct hog purchases. This program currently utilizes lean hog futures, and these contracts are accounted for under cash flow hedge accounting. The fair value of the Company’s open futures contracts in this hedging program as of October 29, 2017, was $1.7 million, before tax. The Company measures its market risk exposure on its lean hog futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for lean hogs. A 10 percent decrease in the market price for lean hogs would have negatively impacted the fair value of the Company’s October 29, 2017, open lean hog contracts by $2.0 million, which in turn would lower the Company’s future cost on purchased hogs by a similar amount.

Certain procurement contracts allow for future hog deliveries (firm commitments) to be forward priced. The Company generally hedges these firm commitments by using hog futures contracts. These futures contracts are designated and accounted for as fair value hedges. The change in the market value of such futures contracts is highly effective at offsetting changes in price movements of the hedged item, and the Company evaluates the effectiveness of the contracts at least quarterly. Changes in the fair value of the futures contracts, along with the gain or loss on the firm commitment, are marked-to-market through earnings and are recorded on the Consolidated Statements of Financial Position as a current asset and liability, respectively. The fair value of the Company’s open futures contracts as of October 29, 2017, was $(0.9) million compared to $1.4 million as of October 30, 2016. The Company measures its market risk exposure on its hog futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in market prices. A 10 percent increase in market prices would have negatively impacted the fair value of the Company’s October 29, 2017, open contracts by $2.8 million, which in turn would lower the Company’s future cost of purchased hogs by a similar amount.

Turkey Production Costs: The Company raises or contracts for live turkeys to meet some of its raw material supply requirements. Production costs in raising turkeys are subject primarily to fluctuations in feed prices and, to a lesser extent, fuel costs. Under normal, long-term market conditions, changes in the cost to produce turkeys are offset by proportional changes in their respective markets.

To reduce the Company’s exposure to changes in grain prices, the Company utilizes a hedge program to offset the fluctuation in the Company’s future direct grain purchases. This program currently utilizes corn futures for JOTS, and these contracts are accounted for under cash flow hedge accounting. The fair value of the Company’s open futures contracts as of October 29, 2017, was $(2.2) million compared to $(3.2) million, before tax, as of October 30, 2016. The Company measures its market risk exposure on its grain futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for grain. A 10 percent decrease in the market price for grain would have negatively impacted the fair value of the Company’s October 29, 2017, open grain contracts by $4.4 million, which in turn would lower the Company’s future cost on purchased grain by a similar amount.

Long-Term Debt: A principal market risk affecting the Company is the exposure to changes in interest rates on the Company’s fixed-rate, long-term debt. Market risk for fixed-rate, long-term debt is estimated as the potential increase in fair value, resulting from a hypothetical 10 percent decrease in interest rates, and amounts to approximately $1.9 million. The fair value of the Company’s long-term debt was estimated using discounted future cash flows based on the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Investments: The Company holds trading securities as part of a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans. As of October 29, 2017, the balance of these securities totaled $128.5 million compared to $122.3 million as of October 30, 2016. A majority of these securities represent fixed income funds. The Company is subject to market risk due to fluctuations in the value of the remaining investments, as unrealized gains and losses associated with these securities are included in the Company’s net earnings on a mark-to-market basis. A 10 percent decline in the value of the investments not held in fixed income funds would have a direct negative impact to the Company’s pre-tax earnings of approximately $4.4 million, while a 10 percent increase in value would have a positive impact of the same amount.

International Assets The fair values of certain Company assets are subject to fluctuations in foreign currencies. The Company’s net asset position in foreign currencies as of October 29, 2017, was $781.3 million, compared to $443.1 million as of October 30, 2016, with most of the exposure existing in Chinese yuan and Brazilian real. Changes in currency exchange rates impact the fair values of Company assets either currently through the Consolidated Statements of Operations as currency gains/ losses, or by affecting other comprehensive loss.

The Company measures its foreign currency exchange risk by using a 10 percent sensitivity analysis on the Company’s primary foreign net asset position, the Chinese yuan, as of October 29, 2017. A 10 percent strengthening in the value of the yuan relative to the U.S. dollar would result in other comprehensive income of approximately $46.6 million pre-tax. A 10 percent weakening in the value of the yuan relative to the U.S. dollar would result in other comprehensive loss of approximately $38.1 million pre-tax.

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

Based on our evaluation under the framework in Internal Control - Integrated Framework, we concluded that our internal control over financial reporting was effective as of October 29, 2017. Our internal control over financial reporting as of October 29, 2017, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

James P. Snee	James N. Sheehan
Chairman of the Board,	Senior Vice President
President, Chief Executive	and Chief Financial Officer
Officer, and Director

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Hormel Foods Corporation

We have audited Hormel Foods Corporation’s internal control over financial reporting as of October 29, 2017, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). Hormel Foods Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Hormel Foods Corporation maintained, in all material respects, effective internal control over financial reporting as of October 29, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Hormel Foods Corporation at October 29, 2017 and October 30, 2016 and the related statements of operations, comprehensive income, changes in stockholders’ investment and cash flows for each of the three years in the period ended October 29, 2017 and our report dated December 20, 2017 expressed an unqualified opinion thereon.

Minneapolis, Minnesota
December 20, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Hormel Foods Corporation

We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 29, 2017 and October 30, 2016, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ investment, and cash flows for each of the three years in the period ended October 29, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 29, 2017 and October 30, 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 29, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hormel Food Corporation’s internal control over financial reporting as of October 29, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 20, 2017 expressed an unqualified opinion thereon.

Minneapolis, Minnesota
December 20, 2017

Consolidated Statements of Financial Position

	October 29,	October 30,
(in thousands, except share and per share amounts)	2017	2016
Assets
Current Assets
Cash and cash equivalents	$ 444,122	$ 415,143
Accounts receivable (net of allowance for doubtful accounts of $4,246 at October 29, 2017, and $4,045 at October 30, 2016)	618,351	591,310
Inventories	921,022	985,683
Income taxes receivable	22,346	18,282
Prepaid expenses	16,144	13,775
Other current assets	4,538	5,719
Total Current Assets	2,026,523	2,029,912

Deferred Income Taxes	–	6,223
Goodwill	2,119,813	1,834,497
Other Intangibles	1,027,014	903,258
Pension Assets	171,990	68,901
Investments In and Receivables From Affiliates	242,369	239,590
Other Assets	184,948	182,237
Property, Plant and Equipment
Land	51,249	67,557
Buildings	866,855	805,858
Equipment	1,710,537	1,675,549
Construction in progress	148,064	218,351
Less: Allowance for depreciation	(1,573,454)	(1,661,866)
Net Property, Plant and Equipment	1,203,251	1,105,449
Total Assets	$ 6,975,908	$ 6,370,067
Liabilities and Shareholders’ Investment
Current Liabilities
Accounts payable	$ 552,714	$ 481,826
Accrued expenses	76,966	82,145
Accrued workers compensation	26,585	36,612
Accrued marketing expenses	101,573	119,583
Employee related expenses	209,562	251,433
Taxes payable	525	4,331
Interest and dividends payable	90,287	77,266
Total Current Liabilities	1,058,212	1,053,196
Long-Term Debt – less current maturities	250,000	250,000
Pension and Post-Retirement Benefits	530,249	522,356
Other Long-Term Liabilities	99,340	93,109
Deferred Income Taxes	98,410	–

Shareholders’ Investment
Preferred stock, par value $0.01 a share — authorized 160,000,000 shares; issued — none
Common stock, nonvoting, par value $0.01 a share — authorized 400,000,000 shares; issued — none
Common stock, par value $0.01465 a share — authorized 1,600,000,000 shares; issued 528,423,605 shares October 29, 2017 issued 528,483,868 shares October 30, 2016	7,741	7,742
Additional paid-in capital	13,670	–
Accumulated other comprehensive loss	(248,075)	(296,303)
Retained earnings	5,162,571	4,736,567
Hormel Foods Corporation Shareholders’ Investment	4,935,907	4,448,006
Noncontrolling Interest	3,790	3,400
Total Shareholders’ Investment	4,939,697	4,451,406
Total Liabilities and Shareholders’ Investment	$ 6,975,908	$ 6,370,067

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

	Fiscal Year Ended

	October 29,	October 30,	October 25,
(in thousands, except per share amounts)	2017	2016**	2015*

Net sales	$9,167,519	$9,523,224	$9,263,863
Cost of products sold	7,164,356	7,365,049	7,455,282
Gross Profit	2,003,163	2,158,175	1,808,581
Selling, general and administrative	762,104	871,974	743,611
Goodwill/intangible impairment	180	991	21,537
Equity in earnings of affiliates	39,590	38,685	23,887
Operating Income	1,280,469	1,323,895	1,067,320
Other income and expense:
Interest and investment income	10,859	6,191	2,934
Interest expense	(12,683)	(12,871)	(13,111)
Earnings Before Income Taxes	1,278,645	1,317,215	1,057,143
Provision for income taxes	431,542	426,698	369,879
Net Earnings	847,103	890,517	687,264
Less: Net earnings attributable to noncontrolling interest	368	465	1,176
Net Earnings Attributable to
Hormel Foods Corporation	$ 846,735	$ 890,052	$ 686,088

Net Earnings per Share:
Basic	$ 1.60	$ 1.68	$ 1.30
Diluted	$ 1.57	$ 1.64	$ 1.27
Weighted-Average Shares Outstanding:
Basic	528,363	529,290	528,143
Diluted	539,116	542,473	541,002

*Shares and par values have been restated, as appropriate, to reflect the two-for-one stock split distributed on February 9, 2016.

**Fiscal 2016 included 53 weeks.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	Fiscal Year Ended
	October 29,	October 30,	October 25,
(in thousands)	2017	2016*	2015
Net earnings	$847,103	$890,517	$687,264
Other comprehensive income (loss), net of tax:
Foreign currency translation	(1,335)	(6,718)	(7,135)
Pension and other benefits	54,077	(69,286)	(21,280)
Deferred hedging	(4,492)	5,109	9,823
Total Other Comprehensive Income (Loss)	48,250	(70,895)	(18,592)
Comprehensive Income	895,353	819,622	668,672
Less: Comprehensive income attributable to noncontrolling interest	390	205	947
Comprehensive Income Attributable to Hormel Foods Corporation	$894,963	$819,417	$667,725

*Fiscal 2016 included 53 weeks.

 See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders’ Investment

	Hormel Foods Corporation Shareholders
							Accumulated
					Additional		Other	Non-	Total
(in thousands,	Common Stock		Treasury Stock		Paid-In	Retained	Comprehensive	controlling	Shareholders’
except per share amounts)	Shares*	Amount	Shares*	Amount	Capital	Earnings	Income (Loss)	Interest	Investment
Balance at October 26, 2014	527,226	$7,724	–	$ –	$ –	$3,805,654	$(207,700)	$6,378	$3,612,056

Net earnings						686,088		1,176	687,264
Other comprehensive loss							(18,363)	(229)	(18,592)
Purchases of common stock			(800)	(24,928)					(24,928)
Stock-based compensation expense		1			15,716				15,717
Exercise of stock options/ nonvested shares	1,986	28			9,527				9,555
Purchase of additional ownership from noncontrolling interest					(11,881)		395	(2,549)	(14,035)
Shares retired	(800)	(12)	800	24,928	(13,362)	(11,554)			–
Distribution to noncontrolling interest								(1,581)	(1,581)
Declared cash dividends — $0.50 per share*						(264,063)			(264,063)
Balance at October 25, 2015	528,412	$7,741	–	$ –	$ –	$4,216,125	$(225,668)	$3,195	$4,001,393

Net earnings						890,052		465	890,517
Other comprehensive loss							(70,635)	(260)	(70,895)
Purchases of common stock			(2,386)	(87,885)					(87,885)
Stock-based compensation expense		1			17,828				17,829
Exercise of stock options/ nonvested shares	2,458	35			7,476				7,511
Shares retired	(2,386)	(35)	2,386	87,885	(25,304)	(62,546)			–
Declared cash dividends — $0.58 per share						(307,064)			(307,064)
Balance at October 30, 2016	528,484	$7,742	–	$ –	$ –	$4,736,567	$(296,303)	$3,400	$4,451,406

Net earnings						846,735		368	847,103
Other comprehensive income							48,228	22	48,250
Purchases of common stock			(2,738)	(94,487)					(94,487)
Stock-based compensation expense		1			15,590				15,591
Exercise of stock options/ nonvested shares	2,678	38			30,827				30,865
Shares retired	(2,738)	(40)	2,738	94,487	(32,747)	(61,700)			–
Declared cash dividends — $0.68 per share						(359,031)			(359,031)
Balance at October 29, 2017	528,424	$7,741	–	$ –	$13,670	$5,162,571	$(248,075)	$3,790	$4,939,697

*Shares and par values have been restated, as appropriate, to reflect the two-for-one stock split distributed on February 9, 2016.

 See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	October 29,	October 30,	October 25,
(in thousands)	2017	2016*	2015
Operating Activities
Net earnings	$ 847,103	$ 890,517	$ 687,264
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	122,594	123,581	125,292
Amortization of intangibles	8,383	8,387	8,142
Goodwill/intangible impairment	180	991	21,537
Equity in earnings of affiliates, net of dividends	(12,069)	7,505	13,438
Provision for deferred income taxes	62,166	44,327	19,979
Loss (gain) on property/equipment sales and plant facilities	322	80	(5,240)
Non-cash investment activities	(4,864)	(1,287)	(847)
Stock-based compensation expense	15,591	17,829	15,717
Excess tax benefit from stock-based compensation	(29,513)	(47,657)	(22,950)
Changes in operating assets and liabilities, net of acquisitions:
(Increase) decrease in accounts receivable	(28,091)	21,389	22,451
Decrease (increase) in inventories	41,312	(12,281)	82,437
(Increase) decrease in prepaid expenses and other current assets	(22,459)	13,235	20,519
(Decrease) increase in pension and post-retirement benefits	(13,275)	(34,510)	(28,999)
(Decrease) increase in accounts payable and accrued expenses	(2,553)	(40,783)	(7,429)
Increase (decrease) in net income taxes payable	25,369	1,525	42,116
Other	–	–	(1,435)
Net Cash Provided by Operating Activities	$1,010,196	$ 992,848	$ 991,992

Investing Activities
Proceeds from sale of business	$ 135,944	$ 110,149	$ –
Acquisitions of businesses/intangibles	(520,463)	(280,889)	(770,587)
Purchases of property/equipment	(221,286)	(255,524)	(144,063)
Proceeds from sales of property/equipment	4,010	6,227	18,501
Decrease (increase) in investments, equity in affiliates, and other assets	8,792	11,078	(4,798)
Net Cash Used in Investing Activities	$ (593,003)	$(408,959)	$(900,947)

Financing Activities
Proceeds from short-term debt	$ 280,000	$ 245,000	$ 350,000
Principal payments on short-term debt	(280,000)	(430,000)	(165,000)
Dividends paid on common stock	(346,010)	(296,493)	(250,834)
Share repurchase	(94,487)	(87,885)	(24,928)
Proceeds from exercise of stock options	21,726	12,075	10,468
Excess tax benefit from stock-based compensation	29,513	47,657	22,950
Distribution to noncontrolling interest	–	–	(1,581)
Payments to noncontrolling interest	–	–	(11,702)
Net Cash Used in Financing Activities	$ (389,258)	$(509,646)	$ (70,627)
Effect of exchange rate changes on cash	1,044	(6,339)	(7,353)
Increase in Cash and Cash Equivalents	28,979	67,904	13,065
Cash and cash equivalents at beginning of year	415,143	347,239	334,174
Cash and Cash Equivalents at End of Year	$ 444,122	$ 415,143	$ 347,239

*Fiscal 2016 included 53 weeks.

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements October 29, 2017

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

Fiscal Year: The Company’s fiscal year ends on the last Sunday in October. Fiscal years 2017 and 2015 consisted of 52 weeks and fiscal 2016 consisted of 53 weeks.

Cash and Cash Equivalents: The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The Company’s cash equivalents as of October 29, 2017, and October 30, 2016, consisted primarily of bank deposits, money market funds rated AAA, or other highly liquid investment accounts. The Net Asset Value (NAV) of the Company’s money market funds is based on the market value of the securities in their portfolio.

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

Investments: The Company maintains a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans. Under the plans, the participants can defer certain types of compensation and elect to receive a return on the deferred amounts based on the changes in fair value of various investment options, primarily a variety of mutual funds. The Company has corporate-owned life insurance policies on certain participants in the deferred compensation plans. The cash surrender value of the policies is included in other assets on the Consolidated Statements of Financial Position. The securities held by the trust are classified as trading securities. Therefore, unrealized gains and losses associated with these investments are included in the Company’s earnings. Securities held by the trust generated gains of $6.2 million, $2.6 million, and $2.4 million for fiscal years 2017, 2016, and 2015, respectively.

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

Internal-use software development and implementation costs are expensed until the Company has determined that the software will result in probable future economic benefits, and management has committed to funding the project. Thereafter, all material development and implementation costs, and purchased software costs are capitalized as part of machinery and equipment and amortized using the straight-line method over the remaining estimated useful lives.

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

In conducting the annual impairment test for goodwill, the Company has the option to first assess qualitative factors to determine whether it is more likely than not (> 50% likelihood) that the fair value of any reporting unit is less than its carrying amount. If the Company elects to perform a qualitative assessment and determines an impairment is more likely than not, the Company is required to perform a quantitative impairment test. Otherwise, no further analysis is required. Alternatively, the Company may elect not to perform the qualitative assessment and proceed directly to the quantitative impairment test.

Prior to the fourth quarter of fiscal 2017, if the carrying value of a reporting unit exceeded its fair value, the Company completed the second step of the test to determine the amount of goodwill impairment loss, if any, to be recognized. In the second step, the Company estimated an implied fair value of the reporting unit’s goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill (including any unrecognized intangible assets). The impairment loss was equal to the excess of the carrying value of the goodwill over the implied fair value of that goodwill. As a result of adopting Accounting Standards Update (ASU) 2017-04, Simplifying the Test for Goodwill Impairment (Topic 350), beginning in the fourth quarter of fiscal 2017, if the carrying value of a reporting unit exceeds its fair value, the Company recognizes an impairment loss equal to the difference between the carrying value and estimated fair value of the reporting unit.

In conducting a qualitative assessment, the Company analyzes actual and projected growth trends for net sales, gross margin, and segment profit for each reporting unit, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, the Company assesses critical areas that may impact its business, including macroeconomic conditions and the related impact, market-related exposures, any plans to market for sale all or a portion of their business, competitive changes, new or discontinued product lines, changes in key personnel, or any other potential risks to their projected financial results.

If performed, the quantitative goodwill impairment test is performed at the reporting unit level. First, the fair value of each reporting unit is compared to its corresponding carrying value, including goodwill. The fair value of each reporting unit is estimated using discounted cash flow valuations (Level 3), which incorporate assumptions regarding future growth rates, terminal values, and discount rates. The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future profit plans for each reporting unit, which are approved by the Company’s Board of Directors. If the quantitative assessment results in the carrying value exceeding the fair value of any reporting unit, then the results from the quantitative analysis will be relied upon to determine both the existence and amount of goodwill impairment. An impairment loss will be recognized for the amount by which the reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit.

During the fourth quarter of fiscal 2017, the Company completed its annual impairment tests and elected to perform a quantitative assessment. As a result of the quantitative testing during fiscal 2017 and qualitative testing during fiscal years 2016 and 2015, no impairment charges were recorded other than for the Company’s Diamond Crystal Brands (DCB) assets divested during fiscal 2016. See additional discussion regarding the Company’s assets held for sale in Note E.

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

In conducting the qualitative assessment, the Company analyzes growth rates for historical and projected net sales and the results of prior quantitative tests performed. Additionally, each reporting unit assesses critical areas that may impact their intangible assets or the applicable royalty rates to determine if there are factors that could indicate impairment of the asset.

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

A quantitative assessment was conducted in the fourth quarter of fiscal 2017. The Company recorded no material impairment charges for indefinite-lived intangible assets for fiscal years 2017, 2016, or 2015. See additional discussion regarding impairment charges in Note D.

Impairment of Long-Lived Assets and Definite-Lived Intangible Assets: Definite-lived intangible assets are amortized over their estimated useful lives. The Company reviews long-lived assets and definite-lived intangible assets for impairment annually, or more frequently when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value. No material write-downs were recorded in fiscal years 2017, 2016, or 2015.

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

The Company regularly monitors and evaluates the fair value of its equity investments. If events and circumstances indicate that a decline in the fair value of these assets has occurred and is other than temporary, the Company will record a charge in equity in earnings of affiliates in the Consolidated Statements of Operations. The Company’s equity investments do not have a readily determinable fair value as none of them are publicly traded. The fair values of the Company’s private equity investments are determined by discounting the estimated future cash flows of each entity. These cash flow estimates include assumptions on growth rates and future currency exchange rates (Level 3). Excluding charges related to the exit from international joint venture businesses in fiscal 2015, there were no other charges on any of the Company’s equity investments in fiscal years 2017, 2016, or 2015. See additional discussion regarding the Company’s equity method investments in Note I.

Revenue Recognition: The Company recognizes sales when title passes upon delivery of its products to customers, net of applicable provisions for discounts, returns, and allowances. Products are delivered upon receipt of customer purchase orders with acceptable terms, including price and reasonably assured collectability.

The Company offers various sales incentives to customers and consumers. Incentives offered off-invoice include prompt pay allowances, will call allowances, spoilage allowances, and temporary price reductions. These incentives are recognized as reductions of revenue at the time title passes. Coupons are used as an incentive for consumers to purchase various products. The coupons reduce revenues at the time they are offered, based on estimated redemption rates. Promotional contracts are performed by customers to promote the Company’s products to consumers. These incentives reduce revenues at the time of performance through direct payments and accrued promotional funds. Accrued promotional funds are unpaid liabilities for promotional contracts in process or completed at the end of a quarter or fiscal year. Promotional contract accruals are based on a review of the unpaid outstanding contracts on which performance has taken place. Estimates used to determine the revenue reduction include the level of customer performance and the historical spend rate versus contracted rates.

Allowance for Doubtful Accounts: The Company estimates the allowance for doubtful accounts based on a combination of factors, including the age of its accounts receivable balances, customer history, collection experience, and current market factors. Additionally, a specific reserve may be established if the Company becomes aware of a customer’s inability to meet its financial obligations.

Advertising Expenses: Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with samples, demonstrations, and market research. Advertising costs for fiscal years 2017, 2016, and 2015 were $135.6 million, $204.1 million, and $145.3 million, respectively.

Shipping and Handling Costs: The Company’s shipping and handling expenses are included in cost of products sold.

Research and Development Expenses: Research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Research and development expenses incurred for fiscal years 2017, 2016, and 2015 were $34.2 million, $34.7 million, and $32.0 million, respectively.

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

Share Repurchases: On January 29, 2013, the Company’s Board of Directors authorized the repurchase of 10.0 million shares (pre-split) of its common stock with no expiration date. The Company may purchase shares of its common stock through open market and privately negotiated transactions at prices deemed appropriate by management. On November 23, 2015, the Company’s Board of Directors authorized a two-for-one split of the Company’s voting common stock. As part of the Board’s approval of that stock split, the number of shares remaining to be repurchased was adjusted proportionately. The timing and amount of repurchase transactions under the repurchase authorization depend on market conditions as well as corporate and regulatory considerations. During the year ended October 29, 2017, the Company repurchased a total of 2.7 million shares at an average price of $34.51. As of October 29, 2017, the remaining share repurchase authorization under the program was 10.5 million shares (post-split).

Supplemental Cash Flow Information: Non-cash investment activities presented on the Consolidated Statements of Cash Flows primarily consist of unrealized gains or losses on the Company’s rabbi trust. The noted investments are included in other assets on the Consolidated Statements of Financial Position. Changes in the value of these investments are included in the Company’s net earnings and are presented in the Consolidated Statements of Operations as either interest and investment income (loss) or interest expense, as appropriate.

On March 16, 2015, the Company purchased the remaining 19.29% ownership interest in its Shanghai Hormel Foods Corporation joint venture from the minority partner Shanghai Shanghai Meat Products Co. Ltd., resulting in 100.0% ownership of that business. The interest was purchased with $11.7 million in cash, along with the transfer of land use rights and buildings held by the joint venture. The difference between the fair value of the consideration given and the reduction in the noncon-trolling interest was recognized as an $11.9 million reduction in additional paid-in capital attributable to the Company. The Company has continued to manufacture at the Shanghai facility by leasing the land use rights and buildings from the previous minority partner. During fiscal 2017, the Company has been transitioning its operations from this facility to the new plant in Jiaxing. Production in Shanghai is expected to end in the first quarter of fiscal 2018.

Reclassifications: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation. The reclassifications had no impact on net earnings or operating cash flows as previously reported.

Accounting Changes and Recent
Accounting Pronouncements:

New Accounting Pronouncements adopted in current fiscal year

In April 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-03, Interest – Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs (Topic 835). The amendments require debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability. The updated guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, with early adoption permitted. The Company retrospectively adopted the new provisions of this accounting standard at the beginning of fiscal 2017, and adoption did not have a material impact on its consolidated financial statements.

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement: Disclosure for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent) (Topic 820). The update provides guidance on the disclosures for investments in certain entities that calculate net asset value (NAV) per share (or its equivalent). The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share (or its equivalent) as a practical expedient. The updated guidance is to be applied retrospectively and is effective for annual reporting periods beginning after December 15, 2015, and interim periods within those fiscal years, with early adoption permitted. The Company adopted the new provisions of this accounting standard at the beginning of fiscal 2017, and adoption did not have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other: Simplifying the Test for Goodwill Impairment (Topic 350). The updated guidance eliminates the second step of the two-step impairment test. The update modifies the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An impairment charge should be recorded if a reporting unit’s carrying amount exceeds its fair value, limited to the amount of goodwill allocated to that reporting unit. The updated guidance is effective for fiscal years beginning after December 15, 2019, and is to be applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The provisions of this new accounting standard were early adopted in the fourth quarter of fiscal 2017 in connection with the Company’s annual impairment testing. No impairment charges resulted from the Company’s quantitative impairment testing.

New Accounting Pronouncements not yet adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This topic converges the guidance within U.S. GAAP and international financial reporting standards and supersedes ASC 605, Revenue Recognition. The new standard requires companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions which were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” which defers the effective date of ASU 2014-09 by one year allowing early adoption as of the original effective date of December 15, 2016. In 2016 and 2017, the FASB issued ASU 2016-08, ASU 2016-10, ASU 2016-11, ASU 2016-12, ASU 2016-20 and ASU 2017-13 to clarify, among other things, the implementation guidance related to principal versus agent considerations, identifying performance obligations and accounting for licenses of intellectual property. The new guidance is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period, and early adoption is permitted for annual reporting periods beginning after December 15, 2016. The updated guidance is to be applied either retrospectively or by using a cumulative effect adjustment. The Company will adopt the provisions of this new accounting standard at the beginning of fiscal 2019. The Company has completed a significant portion of its detailed assessments relating to revenue streams and customer arrangements, and is focused on controls to support recognition and disclosure requirements under the new guidance. Based on the assessment to date, the Company does not expect the adoption of the new standard to have a material impact on its results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires lessees to put most leases on their balance sheets while recognizing expenses on their income statements in a manner similar to current U.S. GAAP. The guidance also eliminates current real estate-specific provisions for all entities. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The updated guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The updated guidance is to be applied using modified retrospective method and early adoption is permitted. The Company expects to adopt the provisions of this new accounting standard at the beginning of fiscal 2020, and is in the process of evaluating the impact of adoption on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation: Improvements to Employee Share-Based Payment Accounting (Topic 718). The update simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted in any interim or annual period, with adjustments reflected as of the beginning of the fiscal year. Accordingly, the Company will adopt the provisions of this new accounting standard at the beginning of fiscal 2018. This will result in realized excess tax benefits (“windfalls”) and tax deficiencies (“shortfalls”) upon exercise or vesting of stock-based awards being recorded in its Consolidated Statements of Operations instead of additional paid-in capital within its Consolidated Statements of Financial Position. In addition, realized windfalls of $29.5 million in fiscal 2017 and $47.7 million in fiscal 2016 will be reclassified from financing activities to operating activities in its Consolidated Statements of Cash Flows. These amounts may not necessarily be indicative of future amounts that may be recognized subsequent to the adoption of this new standard as windfall and shortfall tax benefits are dependent upon future stock prices, employee exercise behavior, and applicable tax rates. In accordance with ASU 2016-09, the Company has made the accounting policy election to continue to account for forfeitures as they occur.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 958). The update provides guidance on the measurement of credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The amendments replace the current incurred loss impairment methodology with a methodology to reflect expected credit losses and requires consideration of a broader range of reasonable and supportable information to explain credit loss estimates. The updated guidance is to be applied on a modified retrospective approach and is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, and interim periods therein. The Company is currently assessing the timing and impact of adopting the updated provisions.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments (Topic 230). The update makes eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted provided all amendments are adopted in the same period. The guidance requires application using a retrospective transition method. The Company expects to early adopt the provisions of this new accounting standard at the beginning of fiscal 2018. The Company does not expect a material impact to the presentation of its Statement of Cash Flows as a result of adoption.

In October 2016, the FASB issued ASU 2016-16, Income Taxes – Intra-Entity Transfers of Assets Other Than Inventory (Topic 740). The updated guidance requires the recognition of the income tax consequences of an intra-entity asset transfer, other than transfers of inventory, when the transfer occurs. For intra-entity transfers of inventory, the income tax effects will continue to be deferred until the inventory has been sold to a third party. The updated guidance is effective for reporting periods beginning after December 15, 2017, with early adoption permitted only within the first interim period of a fiscal year. The guidance is required to be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is currently assessing the timing and impact of adopting the updated provisions.

In March 2017, the FASB issued ASU 2017-07, Compensation – Retirement Benefits: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (Topic 715). The updated guidance requires an employer to report the service cost component of net periodic pension cost and net periodic post-retirement benefit cost in the same line item or items as other compensation costs. The updated guidance also requires the other components of net periodic pension cost and net periodic post-retirement benefit cost to be presented in the income statement separately from the service cost component and outside income from operations. Additionally, only the service cost component is eligible for capitalization, when applicable. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The updated guidance should be applied retrospectively for the presentation of the service cost component and other components of net benefit cost in the income statement and prospectively, on and after the effective date, for the capitalization of the service cost component of net benefit cost. The Company expects to adopt the provisions of this new accounting standard at the beginning of fiscal 2019 and is currently assessing the impact on its consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging – Targeted Improvements to Accounting for Hedging Activities (Topic 815). The updated guidance expands an entity’s ability to hedge nonfinancial and financial risk components and reduce complexity in fair value hedges of interest rate risk. The guidance eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The guidance also eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness. Entities will apply the amendments to cash flow and net investment hedge relationships that exist on the date of adoption using a modified retrospective approach. The presentation and disclosure requirements apply prospectively. The updated guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted in any interim or annual period. The Company is currently assessing the timing and impact of adopting the updated provisions.

Any other recently issued accounting standards or pronouncements not disclosed above have been excluded as they either are not relevant to the Company, or they are not expected to have a material effect on its business practices, financial condition, results of operations, or disclosures.

Note B

Acquisitions

On August 22, 2017, the Company acquired Cidade do Sol (Ceratti) for a preliminary purchase price of approximately $103.5 million, subject to customary working capital adjustments. The transaction was funded by the Company with cash on hand. The Company has completed a preliminary allocation of the fair value of Ceratti. Allocations are based on the acquisition method of accounting and in-process third party valuation appraisals. Refer to Note D for preliminary amounts assigned to goodwill and intangible assets.

Ceratti is a growing, branded, value-added meats company in Brazil offering more than 70 products in 15 categories including authentic meats such as mortadella, sausage, and salami for Brazilian retail and foodservice markets under the popular Ceratti® brand. The acquisition of the Ceratti® brand allows the Company to establish a full in-country presence in the fast-growing Brazilian market with a premium brand.

Operating results for this acquisition have been included in the Company’s Consolidated Statements of Operations from the date of acquisition and are reflected in the International & Other segment.

On August 16, 2017, the Company acquired Fontanini Italian Meats and Sausages (Fontanini), a branded foodservice business, from Capitol Wholesale Meats, Inc. for a preliminary purchase price of $427.9 million, subject to customary working capital adjustments. The transaction provides a cash flow benefit resulting from the amortization of the tax basis of assets, the net present value of which is approximately $90.0 million. The transaction was funded by the Company with cash on hand and by utilizing short-term financing. The Company has completed a preliminary allocation of the fair value of Fontanini.

Allocations are based on the acquisition method of accounting and in-process third party valuation appraisals. Refer to Note D for preliminary amounts assigned to goodwill and intangible assets.

Fontanini specializes in authentic Italian meats and sausages, as well as a variety of other premium meat products including pizza toppings and meatballs and allows the Company to expand the foodservice business.

Operating results for this acquisition have been included in the Company’s Consolidated Statements of Operations from the date of acquisition and are reflected in the Refrigerated Foods segment.

On May 26, 2016, the Company acquired Justin’s, LLC (Justin’s) of Boulder, Colorado, for a final purchase price of $280.9 million. The transaction provides a cash flow benefit resulting from the amortization of the tax basis of assets, the net present value of which is approximately $70.0 million. The purchase price was funded by the Company with cash on hand and by utilizing short-term financing. Primary assets acquired include goodwill of $186.4 million and intangibles of $89.9 million.

Justin’s is a pioneer in nut butter-based snacking and this acquisition allows the Company to enhance its presence in the specialty natural and organic nut butter category, complementing Skippy® peanut butter products.

Operating results for this acquisition are included in the Company’s Consolidated Statements of Operations from the date of acquisition and are reflected in the Grocery Products segment.

Note C

Inventories

Principal components of inventories are:

(in thousands)	October 29, 2017	October 30, 2016
Finished products	$511,789	$553,634
Raw materials and work-in-process	237,903	253,662
Materials and supplies	171,330	178,387
Total	$921,022	$985,683

Note D

Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the fiscal years ended October 29, 2017, and October 30, 2016, are presented in the table below. Additions relate to the acquisitions of Fontanini on August 16, 2017, and Ceratti on August 22, 2017, for fiscal 2017 and the acquisition of Justin’s on May 26, 2016, for fiscal 2016. The reductions during fiscal years 2017 and 2016 are due to the sale of Farmer John on January 3, 2017, and DCB on May 9, 2016. See additional discussion regarding the Company’s assets held for sale in Note E. Purchase adjustments in fiscal 2016 are related to the Applegate and CytoSport acquisitions.

(in thousands)	Grocery Products	Refrigerated Foods	Jennie-O Turkey Store	Specialty Foods	International & Other	Total
Balance as of October 25, 2015	$322,421	$584,684	$203,214	$424,907	$164,258	$1,699,484
Goodwill acquired	186,379	–	–	–	–	186,379
Purchase adjustments	–	(241)	–	–	–	(241)
Goodwill sold	–	–	–	(50,134)	–	(50,134)
Impairment charge	–	–	–	(991)	–	(991)
Balance as of October 30, 2016	$508,800	$584,443	$203,214	$373,782	$164,258	$1,834,497
Goodwill acquired	–	223,082	–	–	74,060	297,142
Goodwill sold	–	(11,826)	–	–	–	(11,826)
Balance as of October 29, 2017	$508,800	$795,699	$203,214	$373,782	$238,318	$2,119,813

The gross carrying amount and accumulated amortization for definite-lived intangible assets are presented in the table below. In fiscal 2017, the preliminary valuations for customer relationships of $20.5 million were acquired related to Ceratti and $10.0 million were acquired related to Fontanini. In fiscal 2016, customer relationships of $5.8 million and non-compete agreements of $1.4 million were acquired related to Justin’s. Once fully amortized, the definite-lived intangible assets are removed from the table.

	October 29, 2017			October 30, 2016
	Gross		Weighted-	Gross		Weighted-
	Carrying	Accumulated	Avg Life	Carrying	Accumulated	Avg Life
(in thousands)	Amount	Amortization	(in Years)	Amount	Amortization	(in Years)
Customer lists/relationships	$115,940	$(25,973)	12.3	$88,240	$(20,737)	12.2
Formulas and recipes	1,950	(1,950)	10.0	1,950	(1,796)	10.0
Other intangibles	3,100	(2,044)	5.8	3,520	(1,677)	6.3
Total	$120,990	$(29,967)	12.1	$93,710	$(24,210)	11.9

Amortization expense for the last three fiscal years was as follows:

(in millions)
2017	$8.4
2016	8.4
2015	8.1

Estimated annual amortization expense for the five fiscal years after October 29, 2017, is as follows:

(in millions)
2018	$9.8
2019	9.7
2020	9.6
2021	9.7
2022	9.4

The carrying amounts for indefinite-lived intangible assets are in the following table. The increases represent the fair value of tradenames acquired with Ceratti of $15.8 million and Fontanini of $100.4 million in fiscal 2017.

	October 29,	October 30,
(in thousands)	2017	2016
Brands/tradenames/trademarks	$935,807	$825,774
Other intangibles	184	7,984
Total	$935,991	$833,758

During the fourth quarter of fiscal years 2017, 2016, and 2015, the Company completed the required annual impairment tests of indefinite-lived intangible assets and goodwill, with no impairment indicated other than for the Company’s DCB assets divested during fiscal 2016. See additional discussion regarding the Company’s assets held for sale in Note E. Useful lives of intangible assets were also reviewed during this process, with no changes identified.

Note E

Assets Held for Sale

At the end of fiscal 2016, the Company was actively marketing Clougherty Packing, LLC, parent company of Farmer John and Saag’s Specialty Meats, along with PFFJ, LLC, farm operations in California, Arizona, and Wyoming (Farmer John). Through this process, the Company identified the specific assets and liabilities to be sold and allocated goodwill based on the relative fair values of the assets held for sale and the assets that would be retained by the Company. In November 2016, the Company entered into an agreement for the sale and the transaction closed on January 3, 2017. The purchase price was $145 million in cash. The assets held for sale were reported within the Company’s Refrigerated Foods segment. The assets held for sale were not material to the Company’s annual net sales, net earnings, or earnings per share.

Amounts classified as assets and liabilities held for sale on October 30, 2016, were presented on the Company’s Consolidated Statement of Financial Position within their respective accounts, and include the following:

Assets held for sale (in thousands)
Current assets	$ 80,861
Goodwill	12,703
Intangibles	14,321
Property, plant and equipment	74,812
Total assets held for sale	$182,697

Liabilities held for sale (in thousands)
Total current liabilities held for sale	$ 44,066

In fiscal 2015, the Company began actively marketing a portion of DCB. Through this process, the Company identified the specific assets and liabilities to be sold and allocated goodwill based on the relative fair values of the assets held for sale and the assets that will be retained by the Company. In the second quarter of fiscal 2016, the Company entered into an agreement for the sale and recorded a $1.0 million impairment charge based on the valuation of the assets as implied by the agreed-upon sales price. During the fourth quarter of fiscal 2015, a $21.5 million goodwill impairment charge was recorded for the portion of DCB held for sale. The fair value of the net assets to be sold was determined using Level 2 inputs utilizing a market participant bid along with internal valuations of the business. The impairment charge was recorded on the Company’s Consolidated Statements of Operations on the line item “Goodwill impairment charge.” The transaction closed on May 9, 2016, resulting in proceeds, net of selling costs, of a closing price of $110.1 million. DCB was reported within the Company’s Specialty Foods segment. DCB provided approximately $256 million of net sales in fiscal 2015. Net earnings and earnings per share were not material to the consolidated Company.

Amounts classified as assets and liabilities held for sale on October 25, 2015 were presented on the Company’s Consolidated Statement of Financial Position within their respective accounts, and include the following:

Assets held for sale (in thousands)
Current assets	$ 26,057
Goodwill	51,811
Intangibles	5,389
Property, plant and equipment	31,678
Total assets held for sale	$114,935

Liabilities held for sale (in thousands)
Total current liabilities held for sale	$ 3,191

Note F

Long-term Debt and Other
Borrowing Arrangements

Long-term debt consists of:

(in thousands)	October 29, 2017	October 30, 2016
Senior unsecured notes, with interest at 4.125%, interest due semi-annually through April 2021 maturity date	$250,000	$250,000
Less: current maturities	–	–
Total	$250,000	$250,000

The Company has a $400.0 million unsecured revolving line of credit which was extended by one year during fiscal 2016 at the Company’s discretion and matures in June 2021. The unsecured revolving line of credit bears interest at a variable rate based on LIBOR, and a fixed fee is paid for the availability of this credit line. As of October 29, 2017, and October 30, 2016, the Company had no outstanding draws from this line of credit.

The Company had a $300.0 million term loan facility which expired in December 2016.

The Company is required by certain covenants in its debt agreements to maintain specified levels of financial ratios and financial position. At the end of the current fiscal year, the Company was in compliance with all of these covenants.

Total interest paid in the last three fiscal years is as follows:

(in millions)
2017	$12.7
2016	12.9
2015	13.1

Note G

Pension and Other Post-retirement Benefits

The Company has several defined benefit plans and defined contribution plans covering most employees. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service, while plan benefits covering salaried employees are based on final average compensation. In fiscal 2011, an amendment was enacted for a defined benefit plan which included a change in the pension formula effective January 1, 2017. The amended formula remains a defined benefit formula, but bases the accrued benefit credit on age and service and defines the benefit as a lump sum. Effective October 31, 2016, the 401(k) match for these participants was increased. Total costs associated with the Company’s defined contribution benefit plans in fiscal years 2017, 2016, and 2015 were $45.2 million, $33.5 million, and $31.7 million, respectively.

Certain groups of employees are eligible for post-retirement health or welfare benefits. Benefits for retired employees vary for each group depending on respective retirement dates and applicable plan coverage in effect. Contribution requirements for retired employees are governed by the Retiree Health Care Payment Program and may change each year as the cost to provide coverage is determined.

Net periodic cost of defined benefit plans included the following:

	Pension Benefits			Post-retirement Benefits
(in thousands)	2017	2016	2015	2017	2016	2015
Service cost	$ 30,256	$ 26,951	$ 28,795	$ 1,106	$ 1,297	$ 1,795
Interest cost	54,263	55,728	52,522	11,630	13,346	13,479
Expected return on plan assets	(90,936)	(88,681)	(88,792)	–	–	–
Amortization of prior service cost	(3,000)	(4,120)	(4,878)	(4,274)	(4,282)	(1,337)
Recognized actuarial loss (gain)	26,166	20,318	18,476	2,424	1,617	(2)
Curtailment (gain) charge	–	(4,438)	–	–	–	–
Net periodic cost	$ 16,749	$ 5,758	$ 6,123	$10,886	$11,978	$13,935

Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 9-23 years for pension benefits and 5-19 years for post-retirement benefits. The following amounts have not been recognized in net periodic pension cost and are included in accumulated other comprehensive loss:

	Pension Benefits		Post-retirement Benefits
(in thousands)	2017	2016	2017	2016
Unrecognized prior service credit	$ 10,565	$ 17,049	$ 4,585	$ 13,845
Unrecognized actuarial losses	(380,114)	(464,091)	(30,857)	(44,258)

The following amounts are expected to be recognized in net periodic benefit expense in fiscal 2018:

(in thousands)	Pension Benefits	Post- retirement Benefits

Amortized prior service credit	$ (2,468)	$(2,842)
Recognized actuarial losses	18,165	179

The following is a reconciliation of the beginning and ending balances of the benefit obligation, the fair value of plan assets, and the funded status of the plans as of the October 29, 2017, and the October 30, 2016, measurement dates:

	Pension Benefits		Post-retirement Benefits
(in thousands)	2017	2016	2017	2016
Change in benefit obligation
Benefit obligation at beginning of year	$1,394,870	$1,248,209	$317,472	$334,544
Service cost	30,256	26,951	1,106	1,297
Interest cost	54,263	55,728	11,630	13,346
Actuarial loss (gain)	35,379	112,208	(10,977)	5,285
Plan amendments	3,483	6,884	4,986	(15,283)
Curtailment (gain) loss	–	(674)	–	–
Participant contributions	–	–	2,661	2,959
Medicare Part D subsidy	–	–	1,355	2,090
Benefits paid	(58,153)	(54,436)	(23,550)	(26,766)
Benefit obligation at end of year	$1,460,098	$1,394,870	$304,683	$317,472

	Pension Benefits		Post-retirement Benefits
(in thousands)	2017	2016	2017	2016
Change in plan assets
Fair value of plan assets at beginning of year	$1,232,626	$1,179,777	$ –	$ –
Actual return on plan assets	184,126	76,756	–	–
Participant contributions	–	–	2,661	2,959
Employer contributions	21,354	30,529	20,889	23,807
Benefits paid	(58,153)	(54,436)	(23,550)	(26,766)
Fair value of plan assets at end of year	$1,379,953	$1,232,626	$ –	$ –
Funded status at end of year	$ (80,145)	$ (162,244)	$(304,683)	$(317,472)

Amounts recognized in the Consolidated Statements of Financial Position as of October 29, 2017, and October 30, 2016, are as follows:

	Pension Benefits		Post-retirement Benefits
(in thousands)	2017	2016	2017	2016
Pension assets	$ 171,990	$ 68,901	$ –	$ –
Employee-related expenses	(5,957)	(5,425)	(20,612)	(20,836)
Pension and post-retirement benefits	(246,178)	(225,720)	(284,071)	(296,636)
Net amount recognized	$ (80,145)	$(162,244)	$(304,683)	$(317,472)

The accumulated benefit obligation for all pension plans was $1.4 billion as of October 29, 2017, and $1.4 billion as of October 30, 2016. The following table provides information for pension plans with accumulated benefit obligations in excess of plan assets:

(in thousands)	2017	2016
Projected benefit obligation	$252,136	$231,145
Accumulated benefit obligation	247,687	225,364
Fair value of plan assets	–	–

Weighted-average assumptions used to determine benefit obligations are as follows:

	2017	2016
Discount rate	3.91%	3.94%
Rate of future compensation increase (for plans that base benefits on final compensation level)	3.95%	3.96%

Weighted-average assumptions used to determine net periodic benefit costs are as follows:

	2017	2016	2015
Discount rate	3.94%	4.50%	4.31%
Rate of future compensation increase (for plans that base benefits on final compensation level)	3.96%	3.92%	3.94%
Expected long-term return on plan assets	7.50%	7.60%	7.70%

The expected long-term rate of return on plan assets is based on fair value and is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered health care benefits for pre-Medicare and post-Medicare retirees’ coverage is assumed for 2018. The pre-Medicare and post-Medicare rate is assumed to decrease to 5.0% for 2023, and remain steady thereafter.

The assumed discount rate, expected long-term rate of return on plan assets, rate of future compensation increase, and health care cost trend rate have a significant impact on the amounts reported for the benefit plans. A one-percentage-point change in these rates would have the following effects:

	1-Percentage-Point
	Expense		Benefit Obligation
(in thousands)	Increase	Decrease	Increase	Decrease
Pension benefits
Discount rate	$ (13,582)	$ 17,240	$(188,947)	$238,709
Expected long-term rate of return on plan assets	(13,574)	13,574	–	–
Rate of future compensation increase	3,521	(3,102)	3,131	(2,774)
Post-retirement benefits
Discount rate	$ 1,183	$ 4,414	$ (28,891)	$ 34,829
Health care cost trend rate	1,386	(1,187)	31,157	(26,649)

The Company’s funding policy is to make annual contributions of not less than the minimum required by applicable regulations. Based on the October 29, 2017, measurement date, the Company anticipates making contributions of $15.5 million to fund the pension plans during fiscal 2018. The Company also expects to make contributions of $27.1 million during fiscal 2018 that represent benefit payments for unfunded plans.

Benefits expected to be paid over the next ten fiscal years are as follows:

(in thousands)	Pension Benefits	Post- retirement Benefits
2018	$ 60,374	$21,003
2019	62,903	21,038
2020	65,920	20,813
2021	68,794	20,779
2022	71,836	20,664
2023-2027	414,167	97,888

Post-retirement benefits are net of expected federal subsidy receipts related to prescription drug benefits granted under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which are estimated to be $0.6 million per year through 2027.

The actual and target weighted-average asset allocations for the Company’s pension plan assets as of the plan measurement date are as follows:

	2017		2016
Asset Category	Actual %	Target Range %	Actual %	Target Range %
Large capitalization equity	22.1	12-22	21.7	12-22
Small capitalization equity	5.4	3-13	5.2	3-13
International equity	15.1	10-20	13.7	10-20
Global equity	12.0	5-20	10.5	5-20
Private equity	5.4	0-15	5.5	0-15
Total equity securities	60.0	50-75	56.6	50-75
Fixed income	33.5	25-45	36.4	25-45
Real estate	5.0	0-10	5.0	0-10
Cash and cash equivalents	1.5	–	2.0	–

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

The following tables show the categories of defined benefit pension plan assets and the level under which fair values were determined in the fair value hierarchy. Assets measured at fair value using the net asset value (NAV) per share practical expedient are not required to be classified in the fair value hierarchy. These amounts are provided to permit reconciliation to the total fair value of plan assets.

	Fair Value Measurements as of October 29, 2017
(in thousands)	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Plan assets in fair value hierarchy
Cash equivalents(1)	$ 21,653	$ 21,653	$ –	$ –
Large capitalization equity(2)
Domestic	189,536	189,536	–	–
Foreign	47,069	47,069	–	–
Small capitalization equity(3)
Domestic	64,448	64,448	–	–
Foreign	9,486	9,486	–	–
Private equity(4)
Domestic	53,652	–	–	53,652
International	20,552	–	–	20,552
Fixed income(5)
US government issues	159,690	154,977	4,713	–
Municipal issues	21,002	–	21,002	–
Corporate issues – domestic	228,753	–	228,753	–
Corporate issues – foreign	52,610	–	52,610	–
Plan assets in fair value hierarchy	$ 868,451	$487,169	$307,078	$74,204

Plan assets at net asset value
Large capitalization equity – domestic(6)	$ 68,579
International equity – mutual fund(7)	123,608
International equity – collective trust(8)	85,317
Global equity – mutual fund(9)	165,138
Real estate – domestic(10)	68,860
Plan assets at net asset value	$ 511,502
Total plan assets at fair value	$1,379,953

	Fair Value Measurements as of October 29, 2017
(in thousands)	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Plan assets in fair value hierarchy
Cash equivalents(1)	$ 24,412	$ 24,412	$ –	$ –
Large capitalization equity(2)
Domestic	156,495	156,495	–	–
Foreign	32,795	32,795	–	–
Small capitalization equity(3)
Domestic	52,599	52,599	–	–
Foreign	11,173	11,173	–	–
Private equity(4)
Domestic	54,613	–	–	54,613
International	13,489	–	–	13,489
Fixed income(5)
US government issues	153,333	126,673	26,660	–
Municipal issues	21,451	–	21,451	–
Corporate issues – domestic	224,963	–	224,963	–
Corporate issues – foreign	48,328	–	48,328	–
Plan assets in fair value hierarchy	$ 793,651	$404,147	$321,402	$68,102

Plan assets at net asset value
Large capitalization equity – domestic(6)	$ 78,138
International equity – mutual fund(7)	99,635
International equity – collective trust(8)	69,184
Global equity – mutual fund(9)	129,014
Real estate – domestic(10)	63,004
Plan assets at net asset value	$ 438,975
Total plan assets at fair value	$1,232,626

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments:

(1)     Cash Equivalents: These Level 1 investments consist primarily of highly liquid money market mutual funds traded in active markets.

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

(4)     Private Equity: These Level 3 investments consist of various collective investment funds, which are managed by a third party, invested in a well-diversified portfolio of equity investments from top performing, high quality firms focused on U.S. and foreign small to mid-markets, venture capitalists, and entrepreneurs with a concentration in areas of innovation. Investment strategies include buyouts, growth capital, buildups, and distressed, as well as early stages of company development mainly in the U.S. The fair value of the units for these investments is based on the fair value of the underlying investments and the NAV can be calculated for these funds.

(5)     Fixed Income: The Level 1 investments include U.S. Treasury bonds and notes, which are valued at the closing price reported on the active market in which the individual securities are traded. The Level 2 investments consist principally of U.S. government securities, which are valued daily using institutional bond quote sources and mortgage-backed securities pricing sources and municipal, domestic, and foreign securities, which are valued daily using institutional bond quote sources.

(6)     Large Capitalization Equity – Domestic: The collective investment is valued at the publicly available NAV of shares held by the Master Trust at year end. The investment objective is to maintain a portfolio of equity securities that approximate the weighted total rate of return within the Standard & Poor’s 500 stock index. There are no restrictions on redemptions.

(7)     International Equity – Mutual Funds: The mutual funds are valued at the publicly available NAV of shares held by the Master Trust at year end. The investment seeks long term growth of principal and income by investing in medium to large well established companies. There are no restrictions on redemptions.

(8)     International Equity – Collective Trust: The collective investment funds are valued at the NAV of shares held by the Master Trust at year end. The investment objective of this fund is to generate a long term return through investments in quoted international equities. Redemptions can be made on a monthly basis as of the first business day of each month.

(9)     Global Equity – Mutual Fund: This investment includes an open-ended mutual fund consisting of a mix of U.S. common stocks and foreign common stocks, which is valued at the publicly available NAV of shares held by the Master Trust at year end. The investment strategy is to obtain long term capital appreciation by focusing on companies generating above average earnings growth and are leading growth businesses in the marketplace. There are no restrictions on redemptions.

(10) Real Estate: These investments include ownership in open-ended real estate funds, which manage diversified portfolios of commercial properties within the office, residential, retail, and industrial property sectors. Investment strategies aim to acquire, own, hold, or dispose of investments with the goal of achieving current income and/or capital appreciation. The real estate investments are valued at the NAV of shares held by the Master Trust. Requests to redeem shares are granted on a quarterly basis with either 45 or 90 days advance notice, subject to availability of cash.

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

(in thousands)	2017	2016
Beginning balance	$68,102	$71,775
Purchases, issuances, and settlements (net)	(8,630)	(7,109)
Unrealized (losses) gains	(2,251)	(6,903)
Realized gains	15,560	4,276
Interest and dividend income	1,423	6,063
Ending balance	$74,204	$68,102

The Company has commitments totaling $125.0 million for the private equity investments within the pension plans. The unfunded private equity commitment balance for each investment category as of October 29, 2017, and October 30, 2016 is as follows:

(in thousands)	2017	2016
Domestic equity	$ 1,585	$ 4,696
International equity	41,076	7,873
Unfunded commitment balance	$42,661	$12,569

Funding for future private equity capital calls will come from  existing pension plan asset investments and not from additional cash contributions into the Company’s pension plans.

Note H

Derivatives and Hedging

The Company uses hedging programs to manage price risk associated with commodity purchases. These programs utilize futures contracts to manage the Company’s exposure to price fluctuations in the commodities markets. The Company has determined its designated hedging programs to be highly effective in offsetting the changes in fair value or cash flows generated by the items hedged.

Cash Flow Hedges: The Company utilizes corn and lean hog futures to offset price fluctuations in the Company’s future direct grain and hog purchases. The financial instruments are designated and accounted for as cash flow hedges, and the Company measures the effectiveness of the hedges at least quarterly. Effective gains or losses related to these cash flow hedges are reported in accumulated other comprehensive loss (AOCL) and reclassified into earnings, through cost of products sold, in the period or periods in which the hedged transactions affect earnings. Any gains or losses related to hedge ineffectiveness are recognized in the current period cost of products sold. The Company typically does not hedge its grain exposure beyond the next two upcoming fiscal years and its hog exposure beyond the next fiscal year. As of October 29, 2017, and October 30, 2016, the Company had the following outstanding commodity futures contracts that were entered into to hedge forecasted purchases:

Volume
Commodity	October 29, 2017	October 30, 2016
Corn	11.5 million bushels	22.4 million bushels
Lean hogs	0.3 million cwt	–

As of October 29, 2017, the Company has included in AOCL hedging gains of $1.8 million (before tax) relating to its positions, compared to gains of $9.2 million (before tax) as of October 30, 2016. The Company expects to recognize the majority of these gains over the next 12 months.

Fair Value Hedges: The Company utilizes futures to minimize the price risk assumed when fixed forward priced contracts are offered to the Company’s commodity suppliers. The intent of the program is to make the forward priced commodities cost nearly the same as cash market purchases at the date of delivery. The futures contracts are designated and accounted for as fair value hedges, and the Company measures the effectiveness of the hedges at least quarterly. Changes in the fair value of the futures contracts, along with the gain or loss on the hedged purchase commitment, are marked-to-market through earnings and are recorded on the Consolidated Statement of Financial Position as a current asset and liability, respectively. Effective gains or losses related to these fair value hedges are recognized through cost of products sold in the period or periods in which the hedged transactions affect earnings. Any gains or losses related to hedge ineffectiveness are recognized in the current period cost of products sold. As of October 29, 2017, and October 30, 2016, the Company had the following outstanding commodity futures contracts designated as fair value hedges:

Volume
Commodity	October 29, 2017	October 30, 2016
Corn	4.1 million bushels	3.6 million bushels
Lean hogs	0.4 million cwt	0.2 million cwt

Other Derivatives: The Company holds certain futures and options contract positions as part of a merchandising program and to manage the Company’s exposure to fluctuations in commodity markets. The Company has not applied hedge accounting to these positions.

As of October 29, 2017, and October 30, 2016, the Company had the following outstanding futures and options contracts related to these programs:

Volume
Commodity	October 29, 2017	October 30, 2016
Corn	–	4.0 million bushels
Soybean meal	–	11,000 tons

Fair Values: The fair values of the Company’s derivative instruments as of October 29, 2017, and October 30, 2016, were as follows:

		Fair Value(1)
(in thousands)	Location on Consolidated Statements of Financial Position	October 29, 2017	October 30 2016
Asset derivatives
Derivatives designated as hedges Commodity contracts	Other current assets	$326	$(194)
Derivatives not designated as hedges Commodity contracts	Other current assets	–	144
Total asset derivatives		$326	$ (50)

(1)    Amounts represent the gross fair value of derivative assets and liabilities. The Company nets the derivative assets and liabilities for each of its hedging programs, including cash collateral, when a master netting arrangement exists between the Company and the counterparty to the derivative contract. The amount or timing of cash collateral balances may impact the classification of the derivative in the Consolidated Statement of Financial Position. See Note M “Fair Value Measurements” for a discussion of these net amounts as reported in the Consolidated Statements of Financial Position.

Derivative Gains and Losses: Gains or losses (before tax, in thousands) related to the Company’s derivative instruments for the fiscal years ended October 29, 2017, and October 30, 2016, were as follows:

Cash Flow Hedges	Gain/(Loss) Recognized in AOCL (Effective Portion)(1)		Location on Consolidated Statements of Operations	Gain/(Loss) Reclassified from AOCL into Earnings (Effective Portion)(1)		Gain/(Loss) Recognized in Earnings (Ineffective Portion)(2)(4)
	Fiscal Year Ended			Fiscal Year Ended		Fiscal Year Ended
	October 29, 2017	October 30, 2016		October 29, 2017	October 30, 2016	October 29, 2017	October 30, 2016
Commodity contracts	$(1,393)	$6,852	Cost of products sold	$5,994	$(1,310)	$156	$(14,591)

Fair Value Hedges	Location on Consolidated Statements of Operations	Gain/(Loss) Recognized in Earnings (Effective Portion)(3)		Gain/(Loss) Recognized in Earnings (Ineffective Portion)(2)(5)
		Fiscal Year Ended		Fiscal Year Ended
		October 29, 2017	October 30, 2016	October 29, 2017	October 30, 2016
Commodity contracts	Cost of products sold	$(327)	$1,796	$267	$4,849

Derivatives Not Designated as Hedges	Location on Consolidated Statements of Operations	Gain/(Loss) Recognized in Earnings
		Fiscal Year Ended
		October 29, 2017	October 30, 2016
Commodity contracts	Cost of products sold	$(408)	$(796)

(1)    Amounts represent gains or losses in AOCL before tax. See Note J for the after tax impact of these gains or losses on net earnings.

(2)    There were no gains or losses excluded from the assessment of hedge effectiveness during the fiscal year. Fiscal 2016 includes the mark-to-market impact on certain corn futures contracts which resulted from a temporary suspension of hedge accounting due to market volatility.

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

Investments in and receivables from affiliates consists of the following:

(in thousands)	Segment	% Owned	October 29, 2017	October 30, 2016
MegaMex Foods, LLC	Grocery Products	50%	$177,657	$180,437
Foreign joint ventures	International & Other	Various (26 – 40%)	64,712	59,153
Total			$242,369	$239,590

Equity in earnings of affiliates consists of the following:

(in thousands)	Segment	2017	2016	2015
MegaMex Foods, LLC	Grocery Products	$31,357	$30,651	$26,849
Foreign joint ventures	International & Other	8,233	8,034	(2,962)
Total		$39,590	$38,685	$23,887

Equity in earnings of affiliates in fiscal 2015 included charges related to the exit from international joint venture businesses. Dividends received from affiliates for the fiscal years ended October 29, 2017, October 30, 2016, and October 25, 2015, were $27.5 million, $46.2 million, and $37.3 million, respectively. The Company recognized a basis difference of $21.3 million associated with the formation of MegaMex Foods, LLC, of which $14.4 million is remaining as of October 29, 2017. This difference is being amortized through equity in earnings of affiliates.

Note J

Accumulated Other Comprehensive Loss

Components of accumulated other comprehensive loss are as follows:

(in thousands)	Foreign Currency Translation	Pension & Other Benefits	Deferred Gain (Loss) – Hedging	Accumulated Other Comprehensive Loss
Balance at October 26, 2014	$ 7,480	$ (205,986)	$ (9,194)	$ (207,700)
Unrecognized gains (losses)
Gross	(6,906)	(46,389)	3,409	(49,886)
Tax effect	–	17,492	(1,285)	16,207
Reclassification into net earnings
Gross	–	12,259(1)	12,369(2)	24,628
Tax effect	–	(4,642)	(4,670)	(9,312)
Net of tax amount	(6,906)	(21,280)	9,823	(18,363)
Purchase of additional ownership of noncontrolling interest	395	–	–	395
Balance at October 25, 2015	$ 969	$ (227,266)	$ 629	$ (225,668)
Unrecognized gains (losses)
Gross	(6,458)	(124,783)	6,852	(124,389)
Tax effect	–	47,068	(2,792)	44,276
Reclassification into net earnings
Gross	–	13,533(1)	1,310(2)	14,843
Tax effect	–	(5,104)	(261)	(5,365)
Net of tax amount	(6,458)	(69,286)	5,109	(70,635)
Balance at October 30, 2016	$ (5,489)	$ (296,552)	$ 5,738	$ (296,303)
Unrecognized gains (losses)
Gross	(1,357)	65,305	(1,393)	62,555
Tax effect	–	(24,535)	759	(23,776)
Reclassification into net earnings
Gross	–	21,316(1)	(5,994)(2)	15,322
Tax effect	–	(8,009)	2,136	(5,873)
Net of tax amount	(1,357)	54,077	(4,492)	48,228
Balance at October 29, 2017	$(6,846)	$(242,475)	$ 1,246	$(248,075)

(1)  Included in computation of net periodic cost (see Note G for additional details).

(2)   Included in cost of products sold in the Consolidated Statements of Operations.

Note K

Income Taxes

The components of the provision for income taxes are as follows:

(in thousands)	2017	2016	2015
Current
U.S. Federal	$329,707	$341,799	$299,557
State	32,719	33,753	39,817
Foreign	6,950	6,819	10,526
Total current	369,376	382,371	349,900
Deferred
U.S. Federal	57,533	40,456	18,451
State	4,510	3,770	1,070
Foreign	123	101	458
Total deferred	62,166	44,327	19,979
Total provision for income taxes	$431,542	$426,698	$369,879

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred income tax liabilities and assets are as follows:

(in thousands)	October 29, 2017	October 30, 2016
Deferred tax liabilities
Goodwill and intangible assets	$(298,159)	$(250,330)
Tax over book depreciation and basis differences	(107,076)	(98,628)
Other, net	(18,657)	(18,295)
Deferred tax assets
Pension and post-retirement benefits	144,392	182,444
Employee compensation related liabilities	100,311	107,343
Marketing and promotional accruals	32,011	36,844
Other, net	48,768	46,845
Net deferred tax (liabilities) assets	$ (98,410)	$ 6,223

Reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	2017	2016	2015
U.S. statutory rate	35.0%	35.0%	35.0%
State taxes on income, net of federal tax benefit	1.7	2.1	2.7
Domestic production activities deduction	(2.4)	(2.8)	(2.6)
Foreign tax credit	–	(0.9)	–
All other, net	(0.6)	(1.0)	(0.1)
Effective tax rate	33.7%	32.4%	35.0%

In fiscal 2016, the Company approved a repatriation of $38.0 million of foreign earnings related to an international entity restructuring which generated a U.S. tax benefit of $12.1 million. The Company recorded a favorable discrete tax event related to this transaction.

Undistributed earnings of the Company’s foreign subsidiaries and joint ventures, aggregating to approximately $79.2 million at October 29, 2017, are considered to be permanently reinvested, and accordingly, no provision for U.S. income taxes has been provided thereon. It is not practicable to determine the deferred tax liability for temporary differences related to these foreign earnings.

Total income taxes paid during fiscal years 2017, 2016, and 2015 were $336.0 million, $372.0 million, and $296.5 million, respectively.

The following table sets forth changes in the unrecognized tax benefits, excluding interest and penalties, for fiscal years 2016 and 2017.

(in thousands)
Balance as of October 25, 2015	$21,337
Tax positions related to the current period
Increases	3,587
Tax positions related to prior periods
Increases	9,723
Decreases	(3,913)
Settlements	(1,273)
Decreases related to a lapse of applicable statute of limitations	(2,072)
Balance as of October 30, 2016	$27,389
Tax positions related to the current period
Increases	3,094
Tax positions related to prior periods
Increases	8,923
Decreases	(2,388)
Settlements	(1,825)
Decreases related to a lapse of applicable statute of limitations	(2,396)
Balance as of October 29, 2017	$32,797

The amount of unrecognized tax benefits, including interest and penalties, is recorded in other long-term liabilities. If recognized as of October 29, 2017, and October 30, 2016, $20.2 million and $19.5 million, respectively, would impact the Company’s effective tax rate. The Company includes accrued interest and penalties related to uncertain tax positions in income tax expense, with losses of $0.1 million included in expense for fiscal 2017 and gains of $0.5 million included in expense for fiscal 2016. The amount of accrued interest and penalties at October 29, 2017, and October 30, 2016, associated with unrecognized tax benefits was $7.1 million and $2.6 million, respectively.

The Company is regularly audited by federal and state taxing authorities. The United States Internal Revenue Service (I.R.S.) concluded their examination of fiscal 2015 in the first quarter of fiscal 2017. The Company has elected to participate in the Compliance Assurance Process (CAP) for fiscal years 2017 and 2018. The objective of CAP is to contemporaneously work with the I.R.S. to achieve federal tax compliance and resolve all or most of the issues prior to filing of the tax return. The Company may elect to continue participating in CAP for future tax years; the Company may withdraw from the program at any time.

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

A reconciliation of the number of options outstanding and exercisable (in thousands) as of October 29, 2017, and changes during the fiscal year then ended, is as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at October 30, 2016	31,998	$16.05
Granted	2,360	33.58
Exercised	3,619	10.29
Forfeited	54	16.86
Outstanding at October 29, 2017	30,685	$18.08	4.6 yrs	$401,823
Exercisable at October 29, 2017	24,544	$14.65	3.7 yrs	$390,319

The weighted-average grant date fair value of stock options granted and the total intrinsic value of options exercised (in thousands) during each of the past three fiscal years is as follows:

	Fiscal Year Ended
	October 29,	October 30,	October 25,
	2017	2016	2015
Weighted-average grant date fair value	$ 6.41	$ 7.82	$ 4.92
Intrinsic value of exercised options	87,543	135,593	67,516

The fair value of each option award is calculated on the date of grant using the Black-Scholes valuation model utilizing the following weighted-average assumptions:

	Fiscal Year Ended
	October 29,	October 30,	October 25,
	2017	2016	2015
Risk-free interest rate	2.4%	2.1%	2.1%
Dividend yield	2.0%	1.5%	1.9%
Stock price volatility	19.0%	19.0%	19.0%
Expected option life	8 years	8 years	8 years

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

Nonvested shares vest on the earlier of the day before the Company’s next annual meeting date or one year from grant date. A reconciliation of the nonvested shares (in thousands) as of October 29, 2017, and changes during the fiscal year then ended, is as follows:

	Shares	Weighted- Average Grant Date Fair Value
Nonvested at October 30, 2016	47	$41.01
Granted	58	35.62
Vested	47	41.01
Nonvested at October 29, 2017	58	$35.62

The weighted-average grant date fair value of nonvested shares granted, the total fair value (in thousands) of nonvested shares granted, and the fair value (in thousands) of shares that have vested during each of the past three fiscal years is as follows:

	Fiscal Year Ended
	October 29,	October 30,	October 25,
	2017	2016	2015
Weighted-average grant date fair value	$35.62	$41.01	$ 25.87
Fair value of nonvested shares granted	2,080	1,920	1,920
Fair value of shares vested	1,920	1,920	2,347

Stock-based compensation expense, along with the related income tax benefit, for each of the past three fiscal years is presented in the table below:

	Fiscal Year Ended
	October 29,	October 30,	October 25,
(in thousands)	2017	2016	2015
Stock-based compensation expense recognized	$ 15,591	$ 17,829	$ 15,717
Income tax benefit recognized	(5,879)	(6,764)	(5,967)
After-tax stock-based compensation expense	$ 9,712	$ 11,065	$ 9,750

At October 29, 2017, there was $11.5 million of total unrecognized compensation expense from stock-based compensation arrangements granted under the plans. This compensation is expected to be recognized over a weighted-average period of approximately 2.1 years. During fiscal years 2017, 2016, and 2015, cash received from stock option exercises was $21.7 million, $12.1 million, and $10.5 million, respectively. The total tax benefit to be realized for tax deductions from these option exercises was $33.0 million, $51.6 million, and $25.6 million, respectively.

Shares issued for option exercises and nonvested shares may be either authorized but unissued shares, or shares of treasury stock acquired in the open market or otherwise. The number of shares available for future grants was 46.7 million at October 29, 2017, 48.1 million at October 30, 2016, and 50.1 million at October 25, 2015.

Note M

Fair Value Measurements

Pursuant to the provisions of ASC 820, the Company’s financial assets and liabilities carried at fair value on a recurring basis in the consolidated financial statements as of October 29, 2017, and October 30, 2016, and their level within the fair value hierarchy, are presented in the table below.

	Fair Value Measurements at October 29, 2017
		Quoted Prices in
		Active Markets	Significant Other	Significant
	Total	for Identical	Observable	Unobservable
(in thousands)	Fair Value	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)
Assets at fair value
Cash and cash equivalents(1)	$444,122	$444,122	$–	$–
Other trading securities(2)	128,530	–	128,530	–
Commodity derivatives(3)	2,821	2,821	–	–
Total assets at fair value	$575,473	$446,943	$128,530	$–
Liabilities at fair value
Deferred compensation(2)	$62,341	$–	$62,341	$–
Total liabilities at fair value	$62,341	$–	$62,341	$–

	Fair Value Measurements at October 30, 2016
		Quoted Prices in
		Active Markets	Significant Other	Significant
	Total	for Identical	Observable	Unobservable
(in thousands)	Fair Value	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)
Assets at fair value
Cash and cash equivalents(1)	$415,143	$415,143	$–	$–
Other trading securities(2)	122,305	–	122,305	–
Commodity derivatives(3)	3,094	3,094	–	–
Total assets at fair value	$540,542	$418,237	$122,305	$–
Liabilities at fair value
Deferred compensation(2)	$60,949	$–	$60,949	$–
Total liabilities at fair value	$60,949	$–	$60,949	$–

The following methods and assumptions were used to estimate the fair value of the financial assets and liabilities above:

(1)  The Company’s cash equivalents consist primarily of bank deposits, money market funds rated AAA, or other highly liquid investment accounts. As these investments have a maturity date of three months or less, the carrying value approximates fair value.

(2)  A majority of the funds held in the rabbi trust relate to the supplemental executive retirement plans and have been invested in fixed income funds managed by a third party. The declared rate on these funds is set based on a formula using the yield of the general account investment portfolio supporting the fund, adjusted for expenses and other charges. The rate is guaranteed for one year at issue, and may be reset annually on the policy anniversary, subject to a guaranteed minimum rate. As the value is based on adjusted market rates, and the fixed rate is only reset on an annual basis, these funds are classified as Level 2. The funds held in the rabbi trust are included in other assets on the Consolidated Statements of Financial Position. The remaining funds held are also managed by a third party insurance policy, the values of which represent their cash surrender value based on the fair value of the underlying investments in the account and include equity securities, money market accounts, bond funds, or other portfolios for which there is an active quoted market. Therefore these policies are also classified as Level 2. The related deferred compensation liabilities are included in other long-term liabilities on the Consolidated Statements of Financial Position with investment options generally mirroring those funds held by the rabbi trust. Therefore these investment balances are classified as Level 2. The Company also offers a fixed rate investment option to participants. The rate earned on these investments is adjusted annually based on a specified percentage of the United States Internal Revenue Service (I.R.S.) Applicable Federal Rates. These balances are classified as Level 2.

(3)  The Company’s commodity derivatives represent futures contracts used in its hedging or other programs to offset price fluctuations associated with purchases of corn, soybean meal, and hogs, and to minimize the price risk assumed when forward priced contracts are offered to the Company’s commodity suppliers. The Company’s futures contracts for corn and soybean meal are traded on the Chicago Board of Trade, while futures contracts for lean hogs are traded on the Chicago Mercantile Exchange. These are active markets with quoted prices available, and these contracts are classified as Level 1. All derivatives are reviewed for potential credit risk and risk of nonperformance. The Company nets the derivative assets and liabilities for each of its hedging programs, including cash collateral, when a master netting arrangement exists between the Company and the counterparty to the derivative contract. The net balance for each program is included in other current assets or accounts payable, as appropriate, in the Consolidated Statements of Financial Position. As of October 29, 2017, the Company has recognized the right to reclaim net cash collateral of $2.5 million from various counterparties (including $11.0 million of realized gains offset by cash owed of $8.5 million on closed positions). As of October 30, 2016, the Company had recognized the right to reclaim net cash collateral of $3.1 million from various counterparties (including $7.1 million of realized gains offset by cash owed of $4.0 million on closed positions).

The Company’s financial assets and liabilities include accounts receivable, accounts payable, and other liabilities, for which carrying value approximates fair value. The Company does not carry its long-term debt at fair value in its Consolidated Statements of Financial Position. Based on borrowing rates available to the Company for long-term financing with similar terms and average maturities, the fair value of long-term debt, utilizing discounted cash flows (Level 2), was $266.5 million as of October 29, 2017, and $274.9 million as of October 30, 2016.

In accordance with the provisions of ASC 820, the Company measures certain nonfinancial assets and liabilities at fair value, which are recognized or disclosed on a nonrecurring basis (e.g. goodwill, intangible assets, and property, plant and equipment). Impairment charges were recorded for the Company’s DCB assets divested during fiscal 2016. The fair value of the net assets to be sold was determined using Level 2 inputs utilizing a market participant bid along with internal valuations of the business. See additional discussion regarding the Company’s assets held for sale in Note E. During fiscal years 2017, 2016, and 2015, there were no material remeasurements of assets or liabilities at fair value on a nonrecurring basis subsequent to their initial recognition.

Note N

Commitments and Contingencies

In order to ensure a steady supply of hogs and turkeys, and to keep the cost of products stable, the Company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods up to 10 years. The Company has also entered into grow-out contracts with independent farmers to raise turkeys for the Company for periods up to 25 years. Under these arrangements, the Company owns the livestock, feed, and other supplies while the independent farmers provide facilities and labor. The Company has also contracted for the purchase of corn, soybean meal, and other feed ingredients from independent suppliers for periods up to three years. Under these contracts, the Company is committed at October 29, 2017, to make purchases, assuming current price levels, as follows:

(in thousands)
2018	$1,120,931
2019	684,769
2020	373,897
2021	197,384
2022	95,584
Later Years	49,455
Total	$2,522,020

Purchases under these contracts for fiscal years 2017, 2016, and 2015 were $1.4 billion, $1.6 billion, and $1.6 billion, respectively.

The Company has noncancelable operating lease commitments on facilities and equipment at October 29, 2017, as follows:

(in thousands)
2018	$7,662
2019	4,441
2020	3,879
2021	2,919
2022	2,153
Later Years	1,667
Total	$22,721

The Company expensed $19.2 million, $21.6 million, and $22.4 million for rent in fiscal years 2017, 2016, and 2015, respectively.

The Company has commitments to expend approximately $278.8 million to complete construction in progress at various locations as of October 29, 2017.

The Company also has purchase obligations not reflected in the Consolidated Statements of Financial Position, representing open purchase orders and contracts related to the procurement of raw materials, supplies, and various services. As of October 29, 2017, commitments related to those purchase orders, and all known contracts exceeding $1.0 million, are shown below. The Company primarily purchases goods and services on an as-needed basis and therefore, amounts in the table represent only a portion of expected future cash expenditures.

(in thousands)
2018	$674,792
2019	74,245
2020	74,696
2021	71,482
2022	54,417
Later Years	60,105
Total	$1,009,737

As of October 29, 2017, the Company has $48.0 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the Company’s self-insured workers compensation programs. However, that amount also includes revocable standby letters of credit totaling $4.0 million for obligations of an affiliated party that may arise under workers compensation claims. Letters of credit are not reflected in the Company’s Consolidated Statements of Financial Position.

The Company is involved in litigation on an on-going basis arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the Company’s results of operations, financial condition, or liquidity.

Note O

Earnings Per Share Data

The reported net earnings attributable to the Company were used when computing basic and diluted earnings per share for all years presented. A reconciliation of the shares used in the computation is as follows:

(in thousands)	2017	2016	2015
Basic weighted-average shares outstanding	528,363	529,290	528,143
Dilutive potential common shares	10,753	13,183	12,859
Diluted weighted-average shares outstanding	539,116	542,473	541,002

For fiscal years 2017, 2016, and 2015, a total of 3.7 million, 1.1 million, and 0.9 million weighted-average outstanding stock options, respectively, were not included in the computation of dilutive potential common shares since their inclusion would have had an antidilutive effect on earnings per share.

Note P

Segment Reporting

The Company develops, processes, and distributes a wide array of food products in a variety of markets. The Company reports its results in the following five segments: Grocery Products, Refrigerated Foods, Jennie-O Turkey Store (JOTS), Specialty Foods, and International & Other.

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

The JOTS segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for retail, foodservice, and fresh product customers.

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

(in thousands)	2017	2016	2015
Net Sales (to unaffiliated customers)
Grocery Products	$1,761,105	$1,684,756	$1,617,680
Refrigerated Foods	4,403,732	4,647,173	4,372,347
Jennie-O Turkey Store	1,663,160	1,740,968	1,635,776
Specialty Foods	794,508	939,134	1,103,359
International & Other	545,014	511,193	534,701
Total	$9,167,519	$9,523,224	$9,263,863
Intersegment Sales
Grocery Products	$–	$–	$–
Refrigerated Foods	7,832	11,341	13,058
Jennie-O Turkey Store	113,384	120,742	128,195
Specialty Foods	32	26	64
International & Other	–	–	–
Total	121,248	132,109	141,317
Intersegment elimination	(121,248)	(132,109)	(141,317)
Total	$–	$–	$–
Segment Net Sales
Grocery Products	$1,761,105	$1,684,756	$1,617,680
Refrigerated Foods	4,411,564	4,658,514	4,385,405
Jennie-O Turkey Store	1,776,544	1,861,710	1,763,971
Specialty Foods	794,540	939,160	1,103,423
International & Other	545,014	511,193	534,701
Intersegment elimination	(121,248)	(132,109)	(141,317)
Total	$9,167,519	$9,523,224	$9,263,863
Segment Operating
Profit
Grocery Products	$290,809	$268,461	$228,582
Refrigerated Foods	587,929	585,652	424,968
Jennie-O Turkey Store	247,322	329,427	276,217
Specialty Foods	96,828	110,917	93,258
International & Other	85,304	78,409	78,318
Total segment operating profit	$1,308,192	$1,372,866	$1,101,343
Net interest and investment expense (income)	1,824	6,680	10,177
General corporate expense	28,091	49,436	35,199
Noncontrolling interest	368	465	1,176
Earnings Before Income Taxes	$1,278,645	$1,317,215	$1,057,143

(in thousands)	2017	2016	2015
Assets
Grocery Products	$1,445,658	$1,472,316	$1,214,988
Refrigerated Foods	2,324,749	1,999,821	1,973,424
Jennie-O Turkey Store	942,369	882,812	811,693
Specialty Foods	769,496	805,597	956,945
International & Other	675,878	510,904	477,674
Corporate	817,758	698,617	705,107
Total	$6,975,908	$6,370,067	$6,139,831
Additions to Property,
Plant and Equipment
Grocery Products	$14,432	$15,830	$18,104
Refrigerated Foods	79,836	93,430	54,074
Jennie-O Turkey Store	88,063	61,340	32,250
Specialty Foods	2,011	5,372	5,309
International & Other	33,124	44,407	18,576
Corporate	3,820	35,145	15,750
Total	$221,286	$255,524	$144,063
Depreciation and
Amortization
Grocery Products	$31,739	$29,725	$26,972
Refrigerated Foods	45,911	53,229	53,325
Jennie-O Turkey Store	31,611	29,225	28,262
Specialty Foods	5,357	5,165	11,075
International & Other	4,042	3,969	3,372
Corporate	12,317	10,655	10,428
Total	$130,977	$131,968	$133,434

The Company’s products primarily consist of meat and other food products. Perishable includes fresh meats, frozen items, refrigerated meal solutions, sausages, hams, guacamole, and bacon (excluding JOTS products). Shelf-stable includes canned luncheon meats, peanut butter, chilies, shelf-stable microwave-able meals, hash, stews, meat spreads, flour and corn tortillas, salsas, tortilla chips, and other items that do not require refrigeration. The Poultry category is composed primarily of JOTS products. The Miscellaneous category primarily consists of nutritional food products and supplements, dessert and drink mixes, and industrial gelatin products. The percentages of total revenues contributed by classes of similar products for the last three fiscal years are as follows:

	Fiscal Year Ended
	October 29,	October 30,	October 25,
	2017	2016	2015
Perishable	53.7%	53.1%	53.0%
Shelf-stable	20.2	18.2	18.4
Poultry	19.1	20.5	18.6
Miscellaneous	7.0	8.2	10.0
Total	100.0%	100.0%	100.0%

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

	Fiscal Year Ended
	October 29,	October 30,	October 25,
(in thousands)	2017	2016	2015
United States	$8,631,325	$9,012,797	$8,721,722
Foreign	536,194	510,427	542,141
Total	$9,167,519	$9,523,224	$9,263,863

In fiscal 2017, sales to Wal-Mart Stores, Inc. (Wal-Mart) represented $1.5 billion or 14.4 percent of the Company’s consolidated revenues (measured as gross sales less returns and allowances). In fiscal 2016, sales to Wal-Mart represented $1.5 billion or 13.7 percent of the Company’s consolidated revenues. Wal-Mart is a customer for all five segments of the Company.

Note Q

Quarterly Results of Operations (Unaudited)

The following tabulations reflect the unaudited quarterly results of operations for the years ended October 29, 2017, and October 30, 2016.

(in thousands, except per share data)	Net Sales	Gross Profit	Net Earnings	Net Earnings Attributable to Hormel Foods Corporation(1)	Basic Earnings Per Share	Diluted Earnings Per Share(2)
2017
First quarter	$2,280,227	$552,280	$235,303	$235,147	$0.44	$0.44
Second quarter	2,187,309	486,920	210,886	210,926	0.40	0.39
Third quarter	2,207,375	452,409	182,551	182,508	0.35	0.34
Fourth quarter	2,492,608	511,554	218,363	218,154	0.41	0.41
2016
First quarter	$2,292,672	$558,011	$235,167	$235,061	$0.44	$0.43
Second quarter	2,300,235	526,359	215,384	215,397	0.41	0.40
Third quarter	2,302,376	475,285	195,776	195,654	0.37	0.36
Fourth quarter	2,627,941	598,520	244,190	243,940	0.46	0.45

(1) Excludes net earnings attributable to the Company’s noncontrolling interests.

(2) Quarterly amounts are independently computed and may not add to the annual amounts.

Note R

Subsequent Events

On November 27, 2017, subsequent to the end of the fiscal year, the Company completed the acquisition of Columbus Manufacturing, Inc. (Columbus), an authentic premium deli meat and salami company, from Chicago-based Arbor Investments. The purchase price is approximately $850.0 million. The transaction was closed in the first quarter of fiscal 2018 and was funded with cash on hand along with borrowing $375.0 million under a term loan facility and $375.0 million under a revolving credit facility. The acquisition will be accounted for as a business combination using the acquisition method. The allocation of the purchase price will be finalized upon completion of the fair value analysis of Columbus’s assets.

Columbus specializes in authentic premium deli meat and salami and allows the Company to enhance its scale in the deli by broadening its portfolio of products, customers, and consumers.

Operating results for this acquisition will be included in the Company’s Consolidated Statements of Operations from the date of acquisition and will be reflected in the Refrigerated Foods segment.

Shareholder Information

Independent Auditors

Ernst & Young LLP

220 South Sixth Street, Ste. 1400

Minneapolis, MN 55402-4509

Stock Listing

Hormel Foods Corporation’s common stock is traded on the New York Stock Exchange under the symbol HRL. The CUSIP number is 440452100.

There are approximately 12,400 record stockholders and 118,000 stockholders whose shares are held in street name by brokerage firms and financial institutions.

Common Stock Data

The high and low prices of the company’s common stock and the dividends per share declared for each fiscal quarter of 2017 and 2016, respectively, are shown below:

2017	High	Low	Dividend
First Quarter	$38.840	$33.180	$0.170
Second Quarter	37.960	33.970	0.170
Third Quarter	35.480	32.260	0.170
Fourth Quarter	34.530	29.750	0.170
2016	High	Low	Dividend
First Quarter	$40.390	$32.920	$0.145
Second Quarter	45.720	37.490	0.145
Third Quarter	40.535	33.700	0.145
Fourth Quarter	40.000	35.870	0.145

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

Annual Meeting

The Annual Meeting of Stockholders will be held on Tuesday, January 30, 2018, in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m. (CT).

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

Corporate

Officers

Jim Snee	Steve Lykken	Brian Johnson
Chairman of the Board,	Senior Vice President;	Vice President and
President and Chief Executive Officer	President, Jennie-O Turkey Store, Inc.	Corporate Secretary
(elected Chairman of the Board	(effective 12/4/2017)
effective 11/20/2017)		Stephen Koven
	Lori Marco	Vice President,
Steve Binder	Senior Vice President,	Digital Experience
Executive Vice President;	External Affairs and General Counsel
President, Hormel Business Units		Mark Morey
	Kevin Myers, Ph.D.	Vice President,
Glenn Leitch	Senior Vice President,	Affiliated Businesses
Executive Vice President,	Research and Development	Refrigerated Foods
Supply Chain	and Quality Control
(effective 12/4/2017)		Kurt Mueller
	Scott Aakre	Vice President;
Jim Sheehan	Vice President,	Senior Vice President,
Senior Vice President and	Corporate Innovation	Consumer Products Sales
Chief Financial Officer	and New Product Development
Swen Neufeldt
Jeff Baker	Richard Carlson	Vice President,
Group Vice President,	Vice President,	Meat Products Marketing
Foodservice	Quality Management
Mark Ourada
Deanna Brady	PJ Connor	Vice President,
Group Vice President;	Vice President;	Foodservice Sales
President, Consumer Products Sales	Senior Vice President,
	Consumer Products Sales	Pat Schwab
Tom Day		Vice President;
Group Vice President,	Tim Fritz	Senior Vice President,
Refrigerated Foods	Vice President,	Consumer Products Sales
Grocery Products Operations
Don Kremin		Donnie Temperley
Group Vice President,	Jeff Grev	Vice President,
Specialty Foods	Vice President,	Refrigerated Foods Operations
Legislative Affairs
Luis Marconi		Mark Vaupel
Group Vice President,	Fred Halvin	Vice President,
Grocery Products	Vice President,	Information Technology Services
Corporate Development
Jim Splinter		Steve Venenga
Group Vice President,	Jana Haynes	Vice President,
Corporate Strategy	Vice President and	Grocery Products Marketing
Controller
Larry Vorpahl		Wendy Watkins
Group Vice President;	Tyler Hulsebus	Vice President,
President, Hormel Foods International	Vice President,	Corporate Communications
Corporation	Engineering
David Weber
Mark Coffey	Gary Jamison	Vice President,
Senior Vice President,	Vice President and	Foodservice Marketing
Supply Chain and Manufacturing	Treasurer

Janet Hogan
Senior Vice President,
Human Resources

 Printed on recycled paper. Please recycle.

Cover and pages 1-14 contain 10% total recovered fiber/all post-consumer waste, FSC:® Certified Fiber. Pages 15-70 contain 30% total recovered fiber/all post-consumer waste, FSC:® Certified Fiber.

70